Form 10-K, Exhibit 13
period 1993-12-31
NORTHEAST UTILITIES; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1994-03-25
CIK 72741, 23426, 106170, 315256, 880416

Exhibit 13.1


                                  1993

               PORTIONS OF ANNUAL REPORT TO SHAREHOLDERS

                           NORTHEAST UTILITIES
FINANCIAL AND STATISTICAL SECTION

TABLE OF CONTENTS

Page 18-25
Management's Discussion And Analysis

Page 26
Company Report

Page 26
Report Of Independent Public Accountants

Page 27
Consolidated Statements Of Income

Page 28
Consolidated Statements Of Cash Flows

Page 29
Consolidated Statements Of Income Taxes

Page 30-31
Consolidated Balance Sheets

Page 32-33
Consolidated Statements Of Capitalization

Page 34
Consolidated Statements Of Common Shareholders' Equity

Page 35-48
Notes To Consolidated Financial Statements

Page 49
Consolidated Statements Of Quarterly Financial Data

Page 49
Consolidated General Operating Statistics

Page 50-51
Selected Consolidated Financial Data

Page 52-53
Consolidated Electric Operating Statistics

Page 54
Shareholder Information

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION

Overview

Northeast Utilities' (NU or the company) earnings per common share were $2.02 in 1993, unchanged from 1992. The 1993 earnings per common share reflect a decrease in net income and a decrease in the number of shares outstanding, resulting from a change in accounting rules for Employee Stock Ownership Plans (ESOP). The 1993 earnings also reflect the cumulative effect of a change in the accounting for Connecticut municipal property taxes. Certain subsidiaries of NU adopted a one-time change in the method of accounting for Connecticut municipal property tax expense in the first quarter of 1993. This change resulted in a one-time contribution to earnings of $51.7 million or $0.42 per common share.

Earnings per common share before the cumulative effect of the change in accounting for property taxes were $1.60 in 1993. The earnings decrease from 1992 is primarily attributable to one-time impacts of (a) an increase of $0.19 per share in June 1992 for earnings associated with NU's acquisition of Public Service Company of New Hampshire (PSNH), (b) a decrease of $0.14 per share for the charge to earnings in the third quarter of 1993 for the costs of the company's employee-reduction program, and (c) a decrease of $0.12 per share for disallowances ordered by Connecticut regulators in The Connecticut Light and Power Company (CL&P) rate case. Other items that affected earnings in 1993 were the additional earnings from PSNH and North Atlantic Energy Corporation (NAEC) reflecting a full year of merged operations, the approval of an agreement with the state of New Hampshire that resolves certain issues that had arisen under the PSNH rate agreement (the Global Settlement) in the fourth quarter of 1993, increased revenues from recent rate increases in NU subsidiaries' retail jurisdictions, and the company's continued cost-management efforts. These increases were partially offset by higher costs for the recovery of regulatory deferrals and the higher contribution in 1992 of energy transactions with other utilities.

The year 1993 was one of both challenge and success for the company. NU's work force was reduced about 7 percent in 1993 through an employee-reduction program that involved early retirements and involuntary terminations. The 1993 composite nuclear capacity factor of 80.8 percent was the highest level the NU system has ever achieved and far above the national average. Connecticut regulators approved a three-year rate plan that weakened 1993 earnings but will assure CL&P customers rate stability over the next few years, which should help to improve CL&P's future earnings and competitive position.

In 1994, NU will continue to face challenges associated with a lagging economy and competition. Retail sales for 1993 were flat, as compared to 1992, as a result of a stagnant New England economy. NU's subsidiaries expect retail sales growth of between 1 and 2 percent in 1994, based on some modest improvement in the economy.

Competition within the electric utility industry is increasing. In response, NU has developed, and is continuing to develop, a number of initiatives to retain and continue to serve its existing customers and to expand its retail and wholesale customer base. These initiatives are aimed at keeping customers from either leaving NU's retail service territory or replacing NU's electric service with alternative energy sources.

The cost of doing business, including the price of electricity, is higher in the Northeast than in most other parts of the country. Relatively high state and local taxes, labor costs, and other costs of doing business in New England also contribute to competitive disadvantages for many industrial and commercial customers of CL&P, PSNH, and Western Massachusetts Electric Company (WMECO). These disadvantages have aggravated the pressures on business customers in the current weakened regional economy. Since 1991, CL&P and WMECO have worked actively with state development authorities to package development incentives for a variety of retail and wholesale customers. These economic development packages typically include both electric rate discounts and incentive payments for energy-efficient construction, as well as technical support and energy conservation services. Targeted rate reductions in effect at the end of 1993 to a limited group of large customers were successful in preserving NU system revenues of approximately $50 million. The amount of discounts provided to customers is expected to increase as each subsidiary intensifies its efforts to retain existing customers and gain new customers.

As a result of very limited load growth throughout the Northeast and the operation of several new generating plants in the past five years, wholesale competition has grown, and a seller's market for electricity has turned into a buyer's market. The prices the NU system has been able to receive for new wholesale sales have generally been far lower than the prices prevalent in 1988 and 1989. In future years, competition in the Northeast is expected to increase, putting further downward pressure on prices. However, the potential price decreases may be offset somewhat by an improvement in the region's economy, as well as by the retirement of a number of the region's existing generating facilities.

The ability of retail customers to select an electricity supplier and then force the local electric utility to transmit the power to the customer's site
is known as "retail wheeling."   While wholesale wheeling is mandated by the
Energy Policy Act of 1992 under certain circumstances, retail wheeling is generally not required in any of the NU system's jurisdictions. Retail wheeling is being investigated in some of the NU system's jurisdictions.


NU management has taken steps to make the company more competitive and profitable in the changing utility environment. A system wide emphasis on improved customer service is a central focus of the reorganization of NU that became effective on January 1, 1994. The reorganization entails realignment of the system into two new core business groups. The first core business group is devoted to energy resource acquisition and wholesale marketing and focuses on nuclear, fossil, and hydroelectric generation, wholesale power marketing, and new business development. The second core business group oversees all customer service, transmission and distribution operations, and retail marketing in Connecticut, New Hampshire, and Massachusetts. These two core business groups are served by various support functions.

In connection with NU's reorganization, the company has begun a corporate reengineering process which should help it to identify opportunities to become more competitive, while improving customer service and maintaining excellent operational performance. NU has aggressive cost-reduction targets over the next three years, which should enable the company to remain competitive with vulnerable customers in particular.

To date, the NU system has not been materially affected by competition, and it does not foresee substantial adverse effect in the near future, unless the current regulatory structure is substantially altered. NU believes the steps it is taking will have significant, positive effects in the next few years. In addition, NU's subsidiaries benefit from a diverse retail base. The NU system has no significant dependence on any one customer or industry. The NU system's extensive transmission facilities and diversified generating keepsake are strong positive factors in the regional wholesale power market. NU serves about 30 percent of New England's electric needs and is one of the 20 largest electric utility systems in the country.

Achieving measurable improvement in earnings in 1994 will depend, in part, on the success of NU's wholesale power marketing, customer retention, and reengineering efforts. These efforts should help increase NU's earnings and, thereby, lower the dividend payout ratio. (1993 dividends were equal to 87 percent of earnings.)

RATE MATTERS

Deferred charges at December 31, 1993 were $2.9 billion, which includes $1.2 billion for the adoption of Statement of Financial Accounting Standards
(SFAS) No. 109, Accounting for Income Taxes, and $769 million for the PSNH regulatory asset. The PSNH regulatory asset was established under PSNH's reorganization plan. A portion of the regulatory asset ($425 million) is being recovered over a seven-year period, and the remainder is being recovered over a twenty-year period. The system companies are currently recovering some amounts of the remaining deferred charges from customers. Management expects that substantially all of the deferred charges will be recovered through future rates.

Under SFAS No.109, the company reflected a regulatory asset and a deferred tax liability for the cumulative amount of income taxes associated with timing differences for which deferred taxes had not been provided but are expected to be recovered from customers in the future. The adoption of SFAS No. 109 has not had a material effect on results of operations.

The company also adopted SFAS No. 106, Employer's Accounting for
Postretirement Benefits Other Than Pensions, in 1993. Adopting SFAS No. 106 has not had a material impact on financial condition or results of operations because the system companies are currently recovering or expect to recover these costs in the future.

See the "Notes To Consolidated Financial Statements" for further details on deferred charges and recently adopted accounting standards.

CONNECTICUT

On June 16,1993, the Department of Public Utility Control (DPUC) issued a final decision in CL&P's December 1992 retail rate case (the rate decision) approving a multiyear rate plan which provides for annual rate increases of $46 million, or 2.01 percent, in July 1993; $47.1 million, or 2.04 percent, in July 1994; and $48.2 million, or 2.06 percent, in July 1995. The total cumulative increase granted of $141.3 million, or 6.1 percent, was approximately 42 percent of CL&P's updated request.

In light of the state of Connecticut's concern over economic development and industrial and commercial rates, one important aspect of the rate decision was that industrial and manufacturing rates will only rise by about 1.1 percent annually over the three-year period. Other significant aspects of the rate decision included the reduction of CL&P's return on equity (ROE) from 12.9 percent to 11.5 percent for the first year of the multiyear plan,
11.6 percent for the second year, and 11.7 percent for the third year, a 32-month phase-in beginning in 1995 of CL&P's nonpension, postretirement benefit costs required to be recognized under SFAS No. 106 with amortization of deferred amounts over five years; the three-year phase-in of the Millstone 2 steam generators; the deferral of cogeneration expenses with carrying costs of $42.1 million in fiscal year 1994 and $20.9 million in fiscal year 1995 with recovery over five years beginning July 1, 1996; and the full recovery of the remaining costs of the Millstone 3 and Seabrook phase-ins (balance of $185.9 million at December 31,1993).

The rate decision used $49 million of prior fuel over recoveries to offset a similar amount of the unrecovered replacement power costs under CL&P's Generation Utilization Adjustment Clause (GUAC). The GUAC has been in operation since 1979 and was designed as a mechanism to recover or to refund certain fuel costs if the nuclear units do not operate at a predetermined capacity factor. In January 1994, the DPUC issued a decision ordering CL&P not to include a GUAC amount in customers' bills through August 1994. The DPUC found that CL&P overrecovered its fuel costs during the 1992-1993 GUAC period and offset the amount of the over recovery against the unrecovered GUAC balance. The effect of the order was a disallowance of $7.9 million. The DPUC further ordered that any GUAC deferred charges subsequent to July 1993 will be offset by any fuel overrecoveries. There is an unrecovered GUAC balance at December 31, 1993 of $13.7 million, but there is not expected to be an unrecovered balance at the end of the GUAC period in August 1994. The DPUC's decision creates some uncertainty about the future operation of the GUAC. CL&P has requested further clarification of the decision, and has appealed it, but does not expect that the decision will have a material adverse effect on future results of operations.

The rate decision also required CL&P to allocate to customers a portion of the property tax accounting change made in the first quarter of 1993, which resulted in a charge against other income of $10.2 million in the second quarter of 1993.

In August 1993, two appeals were filed from the DPUC's June 1993 rate decision. CL&P appealed four issues from the rate decision. The second appeal was filed by the Connecticut Office of Consumer Counsel (OCC) and the city of Hartford. This appeal challenges the legality of the multiyear plan accepted by the DPUC. CL&P has filed a motion to dismiss this appeal on jurisdictional grounds. In addition, the Court rejected the city of Hartford's and OCC's motion to stay implementation of the second and third year of the rate plan pending the outcome of their appeal.

Outages that occurred over the period October 1990 through February 1992 at the Millstone nuclear units have been the subject of five ongoing prudence reviews in Connecticut. CL&P has received final decisions from the DPUC on four of the reviews. The OCC has appealed decisions favorable to the company in two dockets. The exposure under these two dockets is approximately $66 million. The DPUC has suspended a third docket, pending the outcome of one of the appeals. The exposure under this docket is $26 million. An additional nuclear outage prudence docket before the DPUC is the docket established to review the 1992 outage at Millstone 2 to replace the steam generators. A decision is expected in late 1994. Management believes that its actions with respect to all of these outages have been prudent, and it does not expect the outcome of the prudence reviews to result in material disallowances.

In April 1993, the DPUC issued an order approving a new Conservation Adjustment Mechanism (CAM), which allowed CL&P to recover conservation and load-management (C&LM) expenditures over an eight-year period (reduced from ten years) and reaffirmed program performance incentives. In December 1993, CL&P filed a proposed CAM settlement with the DPUC. The settlement proposes 1994 C&LM expenditures of $39 million, reduction in the recovery period from 8 to 3.85 years and other changes in program designs, performance incentives, and cost recovery. Unrecovered C&LM costs at December 31, 1993 were $111.4 million.

NEW HAMPSHIRE

PSNH's rates are determined under a rate agreement executed by the Governor and the Attorney General of New Hampshire in 1989 and subsequently approved by the New Hampshire Public Utilities Commission (NHPUC) (the Rate Agreement). The Rate Agreement sets out a comprehensive plan of rates for PSNH, providing for seven base rate increases of 5.5 percent per year (the fixed-rate period) and a comprehensive fuel and purchased power adjustment clause (FPPAC). The base rate increases are effective annually on each June
1.  The fourth base rate increase took place on June 1, 1993.

In June 1993, PSNH's base rates increased by 6.2 percent. The increase above the 5.5 percent under the Rate Agreement reflected a temporary increase to recover the increased costs associated with recently enacted tax legislation. Concurrently, the FPPAC rate was lowered resulting in a net average rate increase of 4.5 percent.

In November 1993, the NHPUC approved a 1.8 percent increase in PSNH's average retail rates, effective on December 1, 1993, for an increased FPPAC rate.
The increase was attributed primarily to the anticipated costs of a refueling outage at Seabrook scheduled to begin in March 1994. To mitigate the rate increase, the NHPUC approved the collection of the refueling outage costs over 18 months.

In January 1994, the NHPUC approved the Global Settlement between PSNH, NAEC, Northeast Utilities Service Company (NUSCO), and the Attorney General of the state of New Hampshire. The Global Settlement addressed changes in tax legislation in New Hampshire, accounting treatments resulting from adoption of SFAS No. 106 and SFAS No. 109, and recovery for certain aspects of PSNH's settlement with the Vermont Electric Generation and Transmission Cooperative, Inc. (VEG&T), including the purchase by NAEC of VEG&T's approximate 0.4 percent share of Seabrook, among other results. The Global Settlement, as approved, allowed the accelerated recognition of tax benefits, which will result in moderate increases in PSNH's earnings in the next several years, beginning in 1993.

The costs associated with purchases from certain small-power producers (SPPs) over the level assumed in the Rate Agreement are deferred and recovered over ten-year periods through the FPPAC. At December 31, 1993, SPP deferrals are approximately $107.6 million. A majority of these purchases is under long-term arrangements (20-30 years) at prices significantly higher than PSNH's current or projected avoided costs. PSNH is attempting to renegotiate these arrangements and must report to the NHPUC on the results of the negotiations.

In January 1994, PSNH filed agreements reached with certain SPPs with the NHPUC, which call for PSNH to pay the SPPs a total of $91.8 million. In return, PSNH would no longer be obligated to buy power from these SPPs, and the SPPs are barred from attempting to provide service to any customers now on the PSNH system or on the entire NU system. If approved by the NHPUC, the agreements will provide benefits to customers over the terms of the arrangements. Management expects to recover any payments from customers.
The NHPUC will be examining the prudence of PSNH's efforts and considering the implementation of temporary rates for the SPPs that have not settled with PSNH.

As prescribed by the Rate Agreement, NAEC is phasing in its $700-million initial investment in Seabrook 1. As of December 31,1993, NAEC has included in rates $385 million of its Seabrook investment. The remaining investment ($315 million) will be phased into rates over the next three years beginning May 15, 1994. The deferred return associated with the amount of investment that has not been included in rates is $136.3 million through December 31,1993. This amount and the additional deferred amounts associated with the remaining phase-in will be recovered over the period May 1997 through 2001.

MASSACHUSETTS

As a result of a May 1992 Department of Public Utilities (DPU) decision, WMECO's annual retail rates increased by approximately $11 million, or 2.7 percent, on July 1,1993. This increase is the second step of a two-year settlement agreement proposed jointly by WMECO and the Massachusetts Attorney General's Office and approved by the DPU. The first step went into effect on July 1, 1992.

WMECO had incurred approximately $17 million in replacement-power costs associated with Millstone outages that have been the subject of prudence reviews in Connecticut. Recovery of prudently incurred replacement-power costs is permitted through a retail fuel adjustment clause. The DPU reviews the performance of WMECO's generating units on an annual basis. Management believes that its actions with respect to these outages have been prudent and does not expect the outcome of the DPU performance program reviews to have a material adverse effect on WMECO's future earnings.

WMECO has a conservation charge (CC) in effect to recover the cost of C&LM programs above or below the base rate recovery levels. WMECO filed a new CC in February 1994. WMECO expects to spend about $14 million in 1994 on C&LM programs.

ENVIRONMENTAL MATTERS

The company devotes substantial resources to identify and then to meet the multitude of environmental requirements it faces. The company has active auditing programs addressing a variety of different regulatory requirements, including an environmental auditing program to detect and remedy noncompliance with environmental laws or regulations.

The NU system is potentially liable for environmental cleanup costs at a number of sites both inside and outside its service territories. To date, the future estimated environmental remediation costs for the sites for which the system companies expect to bear some liability have not been material with respect to the earnings or financial position of the company. At December 31, 1993, the liability recorded by the system for its estimated environmental remediation costs, excluding any possible insurance recoveries or recoveries from third parties, amounted to approximately $4 million. However, while not probable, it is reasonably possible, these costs could rise to much as $9 million. The extent of additional future environmental cleanup costs is not estimable due to factors such as the unknown magnitude of possible contamination and changes in existing laws and regulatory practices.

The company expects that the implementation of Phase I of the 1990 Clean Air Act Amendments will require only modest emissions reductions for the NU system. CL&P's and WMECO's exposure is minimal because of the companies' investment in nuclear energy in the 1970s and 1980s and the burning of low-sulfur fuels. PSNH is subject to more stringent emission limits for nitrogen oxides within the next five years under Phase II requirements. The costs for meeting Phase II requirements cannot be estimated at this time because the emission limits have not been determined.

The NU system companies' estimated cost to decommission their shares of Millstone units 1,2, and 3 and Seabrook is approximately $1.1 billion in year-end 1993 dollars. In addition, the system companies' estimated cost to decommission their shares of the regional nuclear generating units is estimated to be approximately $280-$290 million. These costs are being recovered and recognized over the lives of the respective units. Yankee Atomic Electric Company (YAEC) has begun decommissioning its nuclear facility. The NU system companies' estimated obligation to YAEC has been recorded on the Consolidated Balance Sheets. Managements expects that the system companies will continue to be allowed to recover these costs.

For further information regarding nuclear decommissioning, environmental matters, and other contingencies, see the "Notes To Consolidated Financial Statements."

NUCLEAR PERFORMANCE

The composite capacity factor of the five nuclear generating units that the NU system operates (including the Connecticut Yankee nuclear unit) was 80.8 percent for 1993, compared with 63.7 percent for 1992 and a national average of 70.6 percent for 1993. The lower 1992 capacity factor was primarily the result of the 1992 Millstone 2 steam generator replacement outage and some unexpected technical and operating difficulties.

In 1993, NU was informed by the Nuclear Regulatory Commission (NRC) of three apparent violations related to the circumstances surrounding the repair of a leaking valve in the reactor coolant system at the Millstone 2 nuclear power station. Millstone 2 was shut down on August 5, 1993 when extensive repair efforts proved unsuccessful and the valve began to leak at a level beyond operating requirements. NU was assessed and paid a civil penalty of $237,500 for the three violations that were identified during the NRC investigation.

NU has initiated a number of immediate and long-term actions designed to further enhance the safe operation of all the NU nuclear plants. In an effort to improve nuclear performance, NU management announced a reorganization of its Connecticut-based nuclear organization in November 1993. The reorganization, which is based on an overview of NU's future nuclear operational needs, resulted in a number of personnel changes, including the appointment of a new senior vice president of Millstone Station, realignment of engineering operations along unit lines, and management consolidation. In addition, centralization of the nuclear engineering function at the generating stations is expected to occur during the summer of 1994. No material expense will be incurred by the company in connection with the reorganization.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided from operations increased $258.7 million in 1993, compared with the same period in 1992, primarily due to the contributions of PSNH and NAEC and higher cash earnings from CL&P. Cash provided from financing activities was $1.1 billion lower in 1993, compared with the same period in 1992, primarily due to the financing activity in 1992 associated with the acquisition of PSNH and a net decrease in short-term debt. Cash used for investments was $835.4 million lower in 1993, compared with the same period in 1992, primarily due to the acquisition of the net assets of PSNH in 1992.

The charts on the next page illustrate the sources and uses of cash requirements for 1992 and 1993, and the projections for 1994 through 1998.

The NU system companies have been able to shift their focus to refinancing outstanding high-cost securities. Internally generated cash has generally been, and is projected to continue to be, more than sufficient to cover construction costs. The forecast through 1998 shows additional financings only in years with a large amount of securities maturing. CL&P may need up to $200 million in 1994 to finance maturing debt and PSNH may need to finance a buyout of some of its arrangements with the

SPPs. The system companies are obligated to meet $1.5 billion of long-term debt and preferred stock maturities and cash sinking-fund requirements for the 1994 through 1998 period, including $295.3 million for 1994. Also, $125 million of First Mortgage Bonds outstanding at December 31, 1993 has been called in December 1993 for redemption in 1994.

Aggressive refinancing of their outstanding high-cost securities has enabled the system companies to lower their cost of debt. There was no new money financing in 1993. To take advantage of favorable market conditions during 1993, the system companies refinanced $485 million of First Mortgage Bonds, $110 million of preferred stock, and $414.1 million of pollution control bonds, in addition to restructuring the system companies' various credit lines. It is estimated that the 1993 refinancings and restructuring will save the company approximately $17 million per year. The system companies intend, if market conditions permit, to continue to refinance a portion of their outstanding long-term debt and preferred stock at a lower effective cost.

On February 17, 1994, CL&P issued two new First Mortgage Bonds, the $140 million 1994 Series A and the $140 million 1994 Series B Bonds, at annual rates of 5.50 percent and 6.125 percent, respectively. The Series A Bonds will mature on February 1, 1999 and the Series B Bonds will mature on February 1, 2004. Proceeds from these issues, together with proceeds from short-term debt, will be used to redeem $310 million of outstanding bonds with interest rates ranging from 5.625 percent to 7.625 percent. Savings from the refinancings are estimated to be approximately $4.7 million per year in reduced interest rates.

The NU system's construction program expenditures, including Allowance for Funds Used During Construction (AFUDC), for the period 1994 through 1998 are estimated to be approximately $1.2 billion, including $267.5 million for 1994. The construction program's main focus is maintaining and upgrading the existing transmission and distribution system as well as nuclear and fossil-generating facilities. The company does not foresee the need for new major generating facilities at least until the year 2007.

CL&P and WMECO utilize a nuclear fuel trust to finance nuclear fuel requirements for Millstone 1, 2, and 3. Nuclear fuel requirements, including nuclear fuel financed through the trust, are estimated to be $449.7 million for the period 1994 through 1988, including $98.4 million for 1994.

RESULTS OF OPERATIONS

A majority of the changes in items affecting results of operations between 1992 and 1993 is due to the inclusion of PSNH and NAEC results for a full year in 1993 and only seven months in 1992. The fact that PSNH and NAEC were not part of the NU system in 1991 but were for seven months of 1992, was a primary contributor to changes in results of operations between 1991 and 1992.

The relative magnitude of the various expenditures incurred by the system's continuing operations is illustrated in the chart on page 25.

OPERATING REVENUES

The components of the change in operating revenues for the past two years are provided in the table on the next page.

Operating revenues increased $412.2 million from 1992 to 1993 primarily due to the additional revenues of PSNH for a full year in 1993. Operating revenues excluding PSNH increased $45.1 million from 1992 to 1993. Revenues related to regulatory decisions increased in 1993, primarily

                                         NORTHEAST UTILITIES
                                        SOURCE & USE OF FUNDS
                                             1992-1998

Use of Funds                  1992   1993   1994   1995   1996   1997   1998
- ------------                  ----   ----   ----   ----   ----   ----   ----

                                            (Percentages)

Construction                  15.4   16.2   36.8   46.2   33.8   25.2   34.4
Nuclear Fuel                   1.7    4.7    8.8   13.2   18.3    5.5   19.5
Maturities and Sinking Fund   42.0   68.6   39.9   34.2   41.4   36.7   42.0
Repayment of Short-Term Debt   0.0   10.5   14.5    6.4    6.5   32.6    4.1
Acquisition of PSNH           40.9    0.0    0.0    0.0    0.0    0.0    0.0

                             -----  -----  -----  -----  -----  -----  -----
Total Funds Required         100.0  100.0  100.0  100.0  100.0  100.0  100.0

                             =====  =====  =====  =====  =====  =====  =====

Source of Funds              1992    1993   1994   1995   1996   1997   1998
- ---------------              ----    ----   ----   ----   ----   ----   ----

                                            (Percentages)

Internally Generated Funds    15.9   35.9   51.4   86.8   82.4   81.1   82.2
Nuclear Fuel Trust             1.7    3.9    8.0   10.6   15.6    4.4   17.8
Long-Term Debt and
  Preferred Stock             60.0   59.0   40.6    0.0    0.0    8.8    0.0
Short-Term Debt                9.0    0.0    0.0    0.0    0.0    0.0    0.0
Common Stock                  13.4    1.2    0.0    2.6    2.0    5.7    0.0

                             -----  -----  -----  -----  -----  -----  -----
Total Source of Funds        100.0  100.0  100.0  100.0  100.0  100.0  100.0
                             =====  =====  =====  =====  =====  =====  =====

                                 CHANGE IN OPERATING REVENUE
                         Increase/(Decrease)            Increase/(Decrease)
- -----------------------------------------------------------------------------
- ---------------
                           1993 vs. 1992(a)               1992 vs. 1991(b)
- -----------------------------------------------------------------------------
- ---------------

                         (Millions of Dollars)          (Millions of Dollars)

                             NU Excl.     PSNH     Total     NU Excl.    PSNH
  Total
                              PSNH                   NU        PSNH
    NU

Regulatory decisions        $  46.1     $  8.6    $  54.7   $  95.1   $  15.8
  $110.9
Fuel, purchased power, and
  FPPAC cost recoveries       (14.9)     154.1      139.2      18.8     151.5
   170.3
Sales volume                    6.8      188.8      195.6       2.4     242.0
   244.4
Other revenues                  7.1       15.6       22.7     (91.6)     29.1
   (62.5)
                              -----     ------     ------     -----    ------
  ------
Total revenue change        $  45.1     $367.1    $ 412.2    $ 24.7   $ 438.4
  $463.1
                              =====     ======     ======     =====    ======
  ======

(a) The change in operating revenues from 1992 to 1993 was due primarily to the inclusion of PSNH's operating revenues for a full year in 1993 and only seven months in 1992.

(b) The change in operating revenues from 1991 to 1992 was due primarily to the fact that PSNH was not part of the NU system in 1991 but was included for seven months in 1992.

because of the effects of the June 1993 DPUC retail rate increase for CL&P and the July 1992 and July 1993 DPU retail rate increases for WMECO. Fuel and purchased-power cost recoveries decreased primarily due to lower energy costs. Retail sales for CL&P and WMECO increased only 0.2 percent in 1993 from 1992 sales levels.

Other revenues increased primarily because of the recognition by a nonutility subsidiary of recoveries for 1993 conservation expenditures.

Operating revenues increased $463.1 million from 1991 to 1992 primarily due to the addition of PSNH revenues for seven months in 1992. Operating revenues excluding PSNH increased $24.7 million from 1991 to 1992. Revenues related to regulatory decisions increased in 1992, primarily because of the effects of the July 1991 and July 1992 DPU retail rate increases for WMECO and the August 1991 DPUC retail rate increase for CL&P. Fuel and purchased-power cost recoveries increased primarily due to timing in the recover of fuel expenses under the provisions of CL&P's fuel adjustment clauses. Other revenues decreased primarily because of 1992 sales to other utilities that took place at lower prices per kilowatt-hour, the 1991 one-time reimbursement of costs associated with the reactivation of fossil-generating units, and lower 1992 WMECO recoveries associated with conservation, capacity, and transmission costs.

FUEL, PURCHASED, AND NET INTERCHANGE POWER

Fuel, purchased, and net interchange power increased $145.2 million in 1993, as compared to 1992, primarily due to the additional PSNH and NAEC expenses ($99.0 million), the timing in the recovery of fuel expenses under the provisions of CL&P's fuel adjustment clauses and disallowances of replacement-power costs as a result of regulatory reviews in Connecticut, partially offset by lower outside purchases due to better nuclear performance in 1993.

Fuel, purchased, and net interchange power increased $98.7 million in 1992, as compared to 1991, primarily due to the addition of PSNH and NAEC expenses ($59.1 million), timing in the recovery of fuel expenses under the provisions of CL&P's fuel adjustment clauses, and previously deferred replacement-power costs that are not recoverable as a result of regulatory reviews in Connecticut.

OTHER OPERATION AND MAINTENANCE EXPENSES

Other operation and maintenance expenses increased $142.5 million in 1993, as compared to 1992, primarily due to the additional PSNH and NAEC expenses ($105.2 million), the 1993 costs associated with the employee-reduction program, the 1992 reimbursement of previously expended costs associated with the PSNH acquisition, and 1993 SFAS No. 106 postretirement benefit costs, partially offset by lower 1993 costs associated with the operation and maintenance activities of the nuclear units.

Other operation and maintenance expenses increased $109.1 million in 1992, as compared to 1991, primarily due to the addition of PSNH and NAEC expenses ($147.8 million) and higher 1992 costs of operation and maintenance activities at the nuclear units, partially offset by the 1992 reimbursement of previously expensed costs associated with the PSNH acquisition, the 1991 costs associated with a voluntary early retirement program, and lower 1992 conservation expenses.

DEPRECIATION EXPENSES

Depreciation expenses increased $38.6 million in 1993, as compared to 1992, and $44.2 million in 1992, as compared to 1991, primarily as a result of the additional PSNH and NAEC depreciation expense ($26.8 million in 1993 and $34.4 million in 1992, including Seabrook), higher depreciation rates, and higher depreciable plant balance.

AMORTIZATION, OF REGULATORY ASSETS, NET

Amortization, of regulatory assets net increased $58.1 million in 1993, as compared to 1992, and $69.8 million in 1992, as compared to 1991, primarily because of the additional PSNH amortization of the regulatory asset as provided for in the Rate Agreement ($37.7 million in 1993 and $51.8 in 1992), and higher amortization of Millstone 3 and Seabrook deferred return and expenses. The increase in 1993 is also attributable to the gross-up of taxes due to SFAS No. 109, and the amortization in 1993 of costs paid by CL&P to the developers of two wood-to-energy plants as allowed in the recent rate decision, partially offset by the amortization of the regulatory liability recognized as a result of the PSNH Global Settlement ($21.9 million).

FEDERAL AND STATE INCOME TAXES

Federal and state income taxes increased $4.5 million in 1993, as compared to 1992, primarily because of an increase in flow-through depreciation combined with the tax accounting associated with the PSNH Global Settlement partially offset by the company's change in accounting for its ESOP.

Federal and state income taxes increased $33.8 million in 1992, as compared to 1991, primarily because of the addition of PSNH and NAEC and higher book income of the other NU companies.

TAXES OTHER THAN INCOME TAXES

Taxes other than income taxes increased $19.0 million in 1993, as compared to 1992, and $34.8 million in 1992, as compared to 1991, primarily due to the additional PSNH and NAEC taxes ($20.2 million in 1993 and $27.4 million in 1992, including property taxes on Seabrook).

DEFERRED NUCLEAR PLANTS RETURN

Deferred nuclear plants return increased $18.7 million in 1993, as compared to 1992, and $15.6 million in 1992, as compared to 1991, primarily because of deferred return associated with NAEC's ownership share of Seabrook ($30.0 million in 1993 and $22.8 million in 1992), partially offset by a decrease in Millstone 3 deferred return because additional Millstone 3 investment was phased into rates.

OTHER INCOME, NET

Other income, net decreased $10.9 million in 1993, as compared to 1992, primarily because of the allocation to customers of a portion of the property tax accounting change as ordered by the DPUC in the CL&P rate decision and lower AFUDC.

INTEREST CHARGES

Interest on long-term debt increased $57.3 million in 1993, as compared to 1992, and $70.2 million in 1992, as compared to 1991, primarily because of higher debt levels from the addition of PSNH and NAEC ($56.7 million in 1993 and $86.8 million in 1992), partially offset by lower average interest rates as a result of the substantial refinancing activity. The increase in 1993 is also due to the absence of an interest expense offset in 1993 for ESOP dividends due to a change in accounting for ESOPs.

Other interest charges increased $9.6 million in 1993, as compared to 1992, primarily because of higher interest on short-term borrowings, lower AFUDC, and interest recognized for a potential Connecticut sales tax audit assessment.

PREFERRED DIVIDENDS OF SUBSIDIARIES

Preferred dividends of subsidiaries increased $4.4 million in 1992, as compared to 1991, primarily because of the addition of preferred dividends for PSNH ($7.5 million), partially offset by lower preferred dividend rates.

TAX BENEFIT OF EMPLOYEE STOCK OWNERSHIP PLAN DIVIDENDS

Tax benefit of ESOP dividends of $7.3 million in 1992 is the result of the company adopting an ESOP. In 1993, these benefits are reflected as a reduction to income tax expense. See the "Notes to Consolidated Financial Statements" for further information regarding ESOP.

                         1993 DISTRIBUTION OF REVENUE

                                                              Percent
                                                              -------

Energy Costs                                                   25.4%
Other Operation and Maintenance Expenses                       20.4%
Wages and Benefits                                             13.9%
Taxes                                                          12.5%
Common and Preferred Dividends                                  7.3%
Other Operating Expenses and Other Income, Net                 20.5%
                                                              ------
     Total Revenue Dollars                                    100.0%
                                                              ======

COMPANY REPORT

The consolidated financial statements of Northeast Utilities and subsidiaries and other sections of this Annual Report were prepared by the company. These financial statements, which were audited by Arthur Andersen & Co., were prepared in accordance with generally accepted accounting principles using estimates and judgment, where required, and giving consideration to materiality.

The company has endeavored to establish a control environment that encourages the maintenance of high standards of conduct in all of its business activities. The company maintains a system of internal controls over financial reporting, which is designed to provide reasonable assurance to the company's management and Board of Trustees regarding the preparation of reliable published financial statements. The system is supported by an organization of trained management personnel, policies and procedures, and a comprehensive program of internal audits. Through established programs, the company regularly communicates to its management employees their internal control responsibilities and policies prohibiting conflicts of interest.

The Audit Committee of the Board of Trustees is composed entirely of outside trustees. This committee meets periodically with management, the internal auditors, and the independent auditors to review the activities of each and to discuss audit matters, financial reporting, and the adequacy of internal controls.

Because of inherent limitations in any system of internal controls, errors or irregularities may occur and not be detected. The company believes, however, that its system of internal accounting controls and control environment provide reasonable assurance that its assets are safeguarded from loss or unauthorized use and that is financial records, which are the basis for the preparation of all financial statements, are reliable.



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF TRUSTEES AND SHAREHOLDERS OF NORTHEAST UTILITIES:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Northeast Utilities (a Massachusetts trust) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, common shareholders' equity, cash flows, and income taxes for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Northeast Utilities and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As explained in <F6> Note 1 to the financial statements, "Summary of Significant Accounting Policies-Accounting Changes," effective January 1, 1993, Northeast Utilities and subsidiaries changed their methods of accounting for property taxes, postretirement benefits other than pensions, income taxes, and employee stock ownership plans.


                                        /S/ ARTHUR ANDERSEN & CO.
                                            ARTHUR ANDERSEN & CO.

Hartford, Connecticut
February 18, 1994

 CONSOLIDATED STATEMENTS OF INCOME
 For the Years Ended December 31,                           1993         1992
         1991
                                                            ----         ----
         ----
                                                    (Thousands of Dollars,except
share information)
OPERATING REVENUES ...................................$  3,629,093 $  3,216,874
$   2,753,803
                                                       -----------  -----------
  -----------
OPERATING EXPENSES:
 Operation--
  Fuel, purchased and net interchange power...........     917,957      772,804
      674,096
  Other...............................................     979,403      828,345
      763,610
 Maintenance..........................................     265,926      274,495
      230,166
 Depreciation.........................................     321,359      282,738
      238,575
 Amortization of regulatory assets, net...............     208,506      150,413
       80,643
 Federal and state income taxes (See Consolidated
 Statements Of Income Taxes)<F6>(Note 1)..............     243,854      246,227
      190,556
 Taxes other than income taxes .......................     240,413      221,422
      186,645
                                                        -----------  -----------
  -----------
  Total operating expenses............................   3,177,418    2,776,444
    2,364,291
                                                        -----------  -----------
  -----------
OPERATING INCOME......................................     451,675      440,430
      389,512
                                                        -----------  -----------
  -----------
  OTHER INCOME:
 Deferred nuclear plants return--other funds..........      38,373       45,299
       39,477
 Equity in earnings of regional nuclear generating
    and transmission companies........................      12,980       15,357
       14,431
 Other, net...........................................       4,747       15,672
       11,712
 Income taxes--credit ................................      29,948       36,787
       14,873
                                                       -----------   -----------
  -----------
  Other income, net ..................................      86,048      113,115
       80,493
                                                       -----------   -----------
  -----------
  Income before interest charges......................     537,723      553,545
      470,005
                                                       -----------   -----------
  -----------
INTEREST CHARGES:
 Interest on long-term debt...........................     333,163      275,819
      205,585
 Other interest ......................................      13,059        3,503
        4,145
 Deferred nuclear plants return--
  borrowed funds <F6>(Note 1).........................     (54,462)     (28,838)
     (19,023)
                                                        -----------    ---------
   ----------
  Interest charges, net ..............................     291,760      250,484
      190,707
                                                        -----------
- ----------    -----------
  Income before cumulative effect of accounting change     245,963      303,061
      279,298
CUMULATIVE EFFECT OF ACCOUNTING CHANGE <F6>(Note 1) ..      51,681        --
          --
                                                        -----------  -----------
  -----------
    Income before preferred dividends of subsidiaries      297,644      303,061
      279,298
PREFERRED DIVIDENDS OF SUBSIDIARIES ..................      47,691       47,007
       42,589
                                                        -----------  -----------
  -----------
NET INCOME ...........................................     249,953      256,054
      236,709
 Tax benefit of Employee Stock Ownership
  Plan dividends <F12>(Note 7)........................        --          7,348
        --
                                                        -----------  -----------
  -----------
EARNINGS FOR COMMON SHARES ...........................  $  249,953 $    263,402
  $   236,709
                                                        ===========  ===========
  ===========
EARNINGS PER COMMON SHARE:
Before cumulative effect of accounting change ........  $     1.60 $       2.02
  $      2.12

Cumulative effect of accounting change <F6>(Note 1) ..         .42         --
          --
                                                        -----------
- -----------  -------------
TOTAL EARNINGS PER COMMON SHARE.......................  $     2.02 $       2.02
        $2.12
                                                       ============
=============  =============

COMMON SHARES OUTSTANDING (AVERAGE) <F12>(Note 7) .... 123,947,631  130,403,488
  111,453,550
                                                       ============
=============  =============


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


For the Years Ended December 31,                                 1993      1992
     1991
                                                                 ----      ----
     ----
                                                                 (Thousands of
Dollars)
CASH FLOWS FROM OPERATIONS:
Income before preferred dividends of subsidiaries.......... $   297,644 $
303,061 $   279,298
Adjusted for the following:
 Depreciation..............................................     331,382
298,528     245,853
 Deferred income taxes and investment tax credits, net.....      63,506
103,089     109,820
 Deferred nuclear plants return, net of amortization ......      18,189
(3,619)      4,687
 Deferred energy costs, net of amortization ...............      90,063
(52,298)   (128,047)
 Amortization of regulatory asset--PSNH ...................      89,822
51,836        --
 Deferred conservation and load-management,
   net of amortization.....................................     (23,955)
(31,989)    (47,402)
 Other sources of cash ....................................     141,766
111,036      60,530
 Other uses of cash........................................     (32,694)
(94,192)    (34,771)
Changes in working capital:
 Receivables and accrued utility revenues...................      2,797
3,162     (57,289)
 Fuel, materials, and supplies..............................     10,126
(9,686)     33,191
 Accounts payable...........................................       (678)
(38,889)     83,891
 Accrued taxes .............................................    (97,789)
(8,627)    (46,208)
 Other working capital (excludes cash) .....................     30,010
30,109      29,369
                                                              ----------
- ----------  ----------
Net cash flows from operations..............................    920,189
661,521     532,922
                                                              ----------
- ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Common shares..............................................     22,252
271,128      42,420
 Long-term debt.............................................    924,650
1,141,995     197,207
 Preferred stock............................................     80,000
75,000        --
 Financing expenses ........................................     (5,868)
(16,234)     (2,067)
 Net increase (decrease) in short-term debt ................   (179,240)
182,240    (125,615)
 Reacquisitions and retirements of long-term debt........... (1,051,501)
(744,771)   (112,990)
 Reacquisitions and retirements of preferred stock .........   (116,496)
(106,893)     (6,498)
 Cash dividends on preferred stock..........................    (47,691)
(49,399)    (42,589)
 Cash dividends on common shares............................   (218,179)
(229,074)   (195,056)
                                                              ----------
- ----------  ----------
Net cash flows from (used for) financing activities.........   (592,073)
523,992    (245,188)
                                                              ----------
- ----------  ----------
INVESTMENT ACTIVITIES:
 Investment in plant:
  Electric and other utility plant..........................   (275,741)
(311,892)   (237,416)
  Nuclear fuel..............................................    (33,202)
3,498      (5,097)
                                                              ----------
- ----------  ----------
 Net cash flows used for investments in plant...............   (308,943)
(308,394)   (242,513)
 Acquisition of the net assets of PSNH <F6>(Note 1).........       --
(828,237)       --
 Other investment activities, net...........................    (32,811)
(40,507)    (24,252)
                                                              ----------
- ----------  ----------
Net cash flows used for investments ........................
(341,754)(1,177,138)   (266,765)
                                                              ----------
- ----------   ----------
NET INCREASE (DECREASE) IN CASH FOR THE PERIOD..............    (13,638)
8,375      20,969
Cash and special deposits--beginning of period..............     45,646
37,271      16,302
                                                              ----------
- ----------   ----------
Cash and special deposits--end of period .................  $    32,008 $
45,646   $  37,271
                                                              ==========
==========  ==========
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for:
 Interest, net of amounts capitalized during construction ..$   325,552 $
218,515   $ 201,021
                                                              ==========
==========  ===========
 Income taxes...............................................$   142,669 $
96,821   $ 116,334
                                                              ==========
==========  ===========
Increase in obligations:
 Niantic Bay Fuel Trust.....................................$    49,509 $
38,172   $  18,156
                                                              ==========
==========  ===========
 Capital leases.............................................$     4,696 $
2,985   $  11,107
                                                              ==========
==========  ===========

The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF INCOME TAXES


For the Years Ended December 31,                                         1993
    1992      1991
                                                                     <F6>(Note
1)
                                                                       --------
- --------  --------

(Thousands of Dollars)
The components of the federal and state income tax provisions charged to operations are:
 Current income taxes:
  Federal.............................................................$  99,591
$ 74,768  $ 44,417
  State...............................................................   50,809
  31,583    21,446
                                                                       ---------
- --------- ---------
  Total current ......................................................  150,400
 106,351    65,863
                                                                       ---------
- --------- ---------
 Deferred income taxes, net:
  Federal.............................................................   87,105
 101,025    88,659
  State...............................................................  (10,058)
 12,550    28,007
                                                                       ---------
- --------- ---------
   Total deferred.....................................................   77,047
 113,575   116,666
                                                                       ---------
- --------- ---------
 Investment tax credits, net..........................................  (13,541)
 (8,182)   (7,869)
                                                                       ---------
- --------- ---------
Total income tax expense..............................................$ 213,906
$211,744  $174,660
                                                                       =========
========= =========


The components of total income tax expense are classified as follows:
 Income taxes charged to operating expenses ..........................$ 243,854
$246,227  $190,556
 Income taxes associated with the amortization of
  deferred nuclear plants return--borrowed funds......................    --
   (17,566)  (15,208)
 Income taxes associated with the allowance
  for funds used during construction (AFUDC)
  and deferred nuclear plants return--borrowed funds .................    --
    19,870    14,185
 Other income taxes--credit ..........................................  (29,948)
(36,787)  (14,873)
                                                                       ---------
- --------- ---------
Total income tax expense..............................................$ 213,906
$211,744  $174,660
                                                                       =========
========= =========
Deferred income taxes are comprised of the tax effects
 of temporary differences as follows:
 Depreciation, leased nuclear fuel, settlement credits,
  and disposal costs..................................................$  79,288
$ 66,683  $ 55,275
 Energy adjustment clauses ...........................................  (39,660)
 22,484    48,892
 Conservation and load management ....................................    8,117
  13,635    22,175
 Alternative minimum tax .............................................    2,306
 (13,462)     --
 Early retirement program ............................................   (7,715)
    220   (11,612)
 Organization costs...................................................     --
    10,042    (2,231)
 Deferred tax asset associated with net operating losses..............   25,438
   9,335      --
 Other................................................................    9,273
   4,638     4,167
                                                                       ---------
- -------- ---------
Deferred income taxes, net............................................$  77,047
$113,575  $116,666
                                                                       =========
========= =========
A reconciliation between income tax expense and the expected tax expense at the applicable statutory rates is as follows:
 Expected federal income tax at 35 percent of pretax income for
  1993 and at 34 percent for 1992 and 1991............................$ 179,043
$175,033  $154,346
 Tax effect of differences:
  Depreciation differences............................................   21,319
  14,090     9,203
  Deferred nuclear plants return--other funds ........................  (13,486)
(15,402)  (13,422)
  Amortization of deferred Millstone 3 return--other funds............   21,988
  17,367    15,793
  Amortization of regulatory asset--PSNH .............................   23,764
  17,624      --
  Seabrook intercompany loss .........................................  (19,176)
(11,903)     --
  Investment tax credit amortization..................................  (13,541)
 (8,182)   (7,869)
  State income taxes, net of federal benefit..........................   26,488
  29,130    32,814
  Property tax differences ...........................................  (13,514)
   (901)      502
  Other, net..........................................................    1,021
  (5,112)  (16,707)
                                                                       ---------
- --------- ---------
Total income tax expense..............................................$ 213,906
$211,744  $174,660
                                                                       =========
========= =========

The accompanying notes are an integral part of these financial statements.


CONSOLIDATED BALANCE SHEETS


At December 31,                                                     1993
 1992
                                                                    ----
 ----
                                                                (Thousands of
Dollars)
ASSETS
 UTILITY PLANT, AT ORIGINAL COST:
  Electric................................................      $ 9,119,285  $
8,951,305
Other...................................................            146,228
  132,755
                                                                -----------
- -----------
                                                                  9,265,513
9,084,060
 Less: Accumulated provision for depreciation.............        3,021,987
2,749,034
                                                                -----------
- -----------
                                                                  6,243,526
6,335,026
 Construction work in progress ...........................          208,084
  164,374
 Nuclear fuel, net........................................          218,051
  220,252
                                                                -----------
- -----------
     Total net utility plant..............................        6,669,661
6,719,652
                                                                -----------
- -----------
OTHER PROPERTY AND INVESTMENTS:
 Nuclear decommissioning trusts, at cost..................          206,179
  170,058
 Investments in regional nuclear generating
  companies, at equity....................................           81,029
   80,619
 Investments in transmission companies, at equity.........           26,536
   27,655
 Other, at cost...........................................           36,882
   39,483
                                                                -----------
- -----------
                                                                    350,626
  317,815
                                                                -----------
- -----------
CURRENT ASSETS:
  Cash and special deposits <F6>(Note 1) ..................          32,008
   45,646
 Receivables, less accumulated provision for uncollectible
  accounts of $14,629,000 in 1993 and $13,255,000 in 1992.          357,449
  370,834
 Accrued utility revenues ................................          150,794
  140,206
 Fuel, materials, and supplies, at average cost ..........          194,968
  205,094
 Recoverable energy costs, net--current portion <F6>(Note 1)            667
   75,539
 Prepayments and other....................................           34,611
   26,009
                                                                -----------
- -----------
                                                                    770,497
  863,328
                                                                -----------
- -----------
 DEFERRED CHARGES:
  Regulatory asset--income taxes, net <F6>(Note 1) .......        1,183,716
    --
  Regulatory asset--PSNH <F6>(Note 1) ....................          769,498
  868,716
  Deferred costs--nuclear plants <F6>(Note 1).............          294,004
  253,212
  Unrecovered contract obligation--YAEC <F9>(Note 3)......          132,826
  154,879
  Recoverable energy costs, net <F6>(Note 1)..............          148,789
  164,598
  Deferred conservation and load-management costs.........          111,442
   87,487
  Deferred DOE assessment <F6>(Note 1)....................           53,476
   56,715
  Amortizable property investments........................           34,229
   47,921
  Unamortized debt expense ...............................           37,444
   44,874
  Other...................................................          111,956
  145,143
                                                                -----------
- -----------
                                                                  2,877,380
1,823,545
                                                                -----------
- -----------

TOTAL ASSETS..............................................      $10,668,164  $
9,724,340
                                                                ===========
===========

The accompanying notes are an integral part of these financial statements.


At December 31,                                                     1993
1992
                                                                    ----
- ----
                                                                  (Thousands of
Dollars)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION: (See Consolidated Statements of Capitalization)
 Common shareholders' equity (See Note <F4>(a)-Consolidated
 Statements Of Common Shareholders' Equity):
 Common shares, $5 par value-authorized 225,000,000 shares;
 134,207,025 shares issued and 124,326,836 shares outstanding
 in 1993 and 133,862,919 shares issued and outstanding in 1992 ..$    671,035
 $   669,315
 Capital surplus, paid in........................................     901,740
     897,317
 Deferred benefit plan--employee stock ownership plan <F12>(Note 7)  (228,205)
   (240,399)
 Retained earnings...............................................     879,518
     847,744
                                                                  -----------
 -----------
    Total common shareholders' equity ...........................   2,224,088
   2,173,977
 Preferred stock not subject to mandatory redemption.............     239,700
     304,696
 Preferred stock subject to mandatory redemption.................     380,500
     349,500
 Long-term debt..................................................   4,045,468
   4,316,678
                                                                  -----------
 -----------
    Total capitalization.........................................   6,889,756
   7,144,851
                                                                  -----------
 -----------

OBLIGATIONS UNDER CAPITAL LEASES................................      171,004
     188,094
                                                                  -----------
 -----------

CURRENT LIABILITIES:
 Notes payable to banks ........................................      173,500
     220,000
 Commercial paper ..............................................         --
     132,740
 Long-term debt and preferred stock--current portion............      420,142
     276,741
 Obligations under capital leases--current portion .............       72,756
      78,006
 Accounts payable...............................................      229,118
     229,796
 Accrued taxes .................................................       40,501
     138,290
 Accrued interest...............................................       69,682
      72,749
 Accrued pension benefits.......................................       82,513
      53,340
 Other..........................................................       83,853
      71,514
                                                                  -----------
 -----------
                                                                    1,172,065
   1,273,176
                                                                  -----------
 -----------

DEFERRED CREDITS:
 Accumulated deferred income taxes <F6>(Note 1) ................    1,911,981
     567,353
 Accumulated deferred investment tax credits....................      201,635
     215,255
 Deferred contract obligation--YAEC <F9>(Note 3)................      132,826
     154,879
 Deferred DOE obligation <F6>(Note 1)...........................       43,034
      56,715
 Other..........................................................      145,863
     124,017
                                                                  -----------
 -----------
                                                                    2,435,339
   1,118,219
                                                                  -----------
 -----------
COMMITMENTS AND CONTINGENCIES <F13>(Note 8)

TOTAL CAPITALIZATION AND LIABILITIES ...........................  $10,668,164
 $ 9,724,340
                                                                  ===========
 ===========

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CAPITALIZATION


At December 31,
1993         1992

- ----         ----

(Thousands of Dollars)
COMMON SHAREHOLDERS' EQUITY (See Consolidated Balance Sheets).............
$2,224,088   $2,173,977

- ----------   ----------


CUMULATIVE PREFERRED STOCK OF SUBSIDIARIES:
 $25 par value--authorized 36,600,000 shares at December 31, 1993 and 1992;
  outstanding 13,220,000 shares in 1993 and 15,280,000 shares in 1992
 $50 par value--authorized 9,000,000 shares at December 31, 1993 and 1992;
  outstanding 5,424,000 shares in 1993 and 5,123,925 shares in 1992
 $100 par value--authorized 1,000,000 shares at December 31, 1993 and 1992;
  outstanding 200,000 shares in 1993 and 1992

                                    Current Redemption   Current Shares
         Dividend Rates              Prices <F1>(a)       Outstanding
         --------------             ------------------   --------------
NOT SUBJECT TO MANDATORY REDEMPTION:
 $25 par value--Adjustable Rate     $ 25.00                4,140,000.....
103,500      103,500
 $50 par value--$1.90 to $4.48      $ 50.50 to $ 54.00     2,324,000.....
116,200      181,196
 $100 par value--$7.72              $103.51                  200,000.....
20,000       20,000

- ----------   ----------
 Total Preferred Stock Not Subject to Mandatory Redemption...............
239,700      304,696

- ----------   ----------


SUBJECT TO MANDATORY REDEMPTION: <F2>(b)
 $25 par value--$1.90 to $2.65      $ 25.00 to $ 26.14     9,080,000.....
227,000      278,500
 $50 par value--$2.65 to $3.615     $ 51.00 to $ 52.41     3,100 000.....
155,000       75,000

- ----------   ----------
 Total Preferred Stock Subject to Mandatory Redemption...................
382,000      353,500
 Less: Preferred Stock to be redeemed within one year....................
 1,500        4,000

- ----------   ----------
 Preferred Stock Subject to Mandatory Redemption, Net....................
380,500      349,500

- ----------   ----------
LONG-TERM DEBT: <F3>(c)
  First Mortgage Bonds--
    Maturity    Interest Rate
    --------    -------------
    1993        4.25% to 8.50% ..........................................
  --        140,000
    1994        4.25% to 4.50% ..........................................
182,000      182,000
    1995        9.25%....................................................
34,650       94,400
    1996        8.875%...................................................
172,500      172,500
    1997        5.63% to 7.63%...........................................
265,000      265,000
    1998        6.50% to 9.17%...........................................
290,000      290,000
    1999-2003   5.75% to 9.05% ..........................................
1,065,000      885,000
    2004-2008   8.75% to 9.375% .........................................
  --        220,000
    2016-2019   7.38% to 10.13% .........................................
303,569      304,235
    2023-2025   7.38% to 7.50% ..........................................
225,000         --

- ----------   ----------
    Total First Mortgage Bonds ..........................................
2,537,719    2,553,135

- ----------   ----------
Other Long-Term Debt--
   Pollution Control Notes and Other Notes--
    1996        Adjustable Rate..........................................
235,000      329,000
    1998        5.9% ....................................................
  --          7,650
    2000-2004   15.23% and Adjustable Rate...............................
205,000      220,000
    2005-2007   6.5% to 8.58% ...........................................
245,000      266,000
    2013-2017   Adjustable Rate..........................................
23,400      379,500
    2018-2022   7.17% to 7.65% and Adjustable Rate.......................
602,785      577,785
    2028        Adjustable Rate..........................................
369,300         --

- ----------   ----------
    Total Pollution Control Notes and Other Notes........................
1,680,485    1,779,935
  Fees and interest due for spent fuel disposal costs....................
168,055      162,981
  Other..................................................................
86,731       98,716


- ----------   ----------
    Total Other Long-Term Debt...........................................
1,935,271    2,041,632

- ----------   ----------
  Unamortized premium and discount, net .................................
(8,880)      (5,348)

- ----------   ----------
   Total Long-Term Debt..................................................
4,464,110    4,589,419
   Less amounts due within one year......................................
418,642      272,741

- ----------   ----------
   Long-Term Debt, Net ..................................................
4,045,468    4,316,678

- ----------   ----------
TOTAL CAPITALIZATION....................................................
$6,889,756   $7,144,851

==========   ==========

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED STATEMENTS OF CAPITALIZATION

<F1> (a) Each of these series is subject to certain refunding limitations for the first five years after they were issued. Redemption prices reduce in future years.

<F2> (b) Changes in Preferred Stock Subject to Mandatory Redemption:

                                                  (Thousands of Dollars)

    Balance at January 1, 1991 . . . . . .              $176,892
      Reacquisitions and Retirements . . .                (6,498)
                                                        --------

    Balance at December 31, 1991 . . . . .               170,394
      Issues . . . . . . . . . . . . . . .                75,000
      PSNH stock transferred . . . . . . .               125,000
      Reacquisitions and Retirements . . .               (16,894)
                                                        --------

    Balance at December 31, 1992 . . . . .               353,500

      Issues . . . . . . . . . . . . . . .                80,000
      Reacquisitions and Retirements . . .               (51,500)
                                                        --------
    Balance at December 31, 1993 . . . . .              $382,000
                                                        ========

    The minimum sinking-fund provisions of the series subject to mandatory redemption aggregate approximately $1,500,000 in 1994, $5,300,000 in 1995 and 1996, $30,300,000 in 1997, and $34,000,000 in 1998. In case of default on sinking-fund payments, no payments may be made on any junior stock by way of dividends or otherwise (other than in shares of junior stock) so long as the default continues. If a subsidiary is in arrears in the payment of dividends on any outstanding shares of preferred stock, the subsidiary would be prohibited from redemption or purchase of less than all of the preferred stock outstanding.

<F3>(c) Long-term debt maturities and cash sinking-fund requirements, excluding fees and interest due for spent fuel disposal costs, on debt outstanding at December 31, 1993 for the years 1994 through 1998 are approximately $293,800,000, $170,900,000, $265,100,000, $314,300,000,
    and $329,700,000, respectively. Also, $125,000,000 of first mortgage bonds outstanding at December 31, 1993 had been called in December 1993 for redemption in 1994. In addition, there are annual 1 percent sinking- and improvement-fund requirements of approximately $17,100,000 for 1994, $15,400,000 for 1995, $15,000,000 for 1996 and 1997, and $12,400,000 for
    1998. Such sinking- and improvement-fund requirements may be satisfied by the deposit of cash or bonds or by certification of property additions.

    Essentially all utility plant of The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH), Western Massachusetts Electric Company (WMECO), and North Atlantic Energy Corporation (NAEC), wholly owned subsidiaries of Northeast Utilities
    (NU), is subject to the liens of their respective first mortgage bond indentures. In addition, CL&P and WMECO have secured $369,300,000 of pollution control notes with second mortgage liens on Millstone 1, junior to the liens of their respective first mortgage bond indentures. PSNH's two bank facilities, the Term Loan and the Revolving Credit Facility, have a second lien, junior to the lien of its first mortgage bond indenture, on all PSNH property located in New Hampshire. At December 31, 1993, the principal amount outstanding under the Term Loan was $235,000,000. At December 31, 1993, there were no borrowings under the Revolving Credit Facility.

    The system companies have entered into interest-rate cap contracts to reduce the potential impact of upward changes in interest rates on certain variable-rate tax-exempt pollution control revenue bonds held by CL&P, PSNH, and WMECO, as well as a portion of the PSNH Variable-Rate Term Loan. Approximately $617,000,000 of total outstanding long-term variable-rate debt is secured by these interest-rate caps. The total cost of the interest-rate caps for 1993 was approximately $4,100,000, the costs of which are amortized over the terms of the contracts, which are from one to three years. The fair market value of outstanding interest-rate cap contracts as of December 31, 1993 is approximately $605,000.

    Concurrent with the issuance of PSNH's Series A and B First Mortgage Bonds, PSNH entered into financing arrangements with the Industrial Development Authority of the state of New Hampshire (IDA). Pursuant to these arrangements, the IDA issued five series of Pollution Control Revenue Bonds (PCRBs) and loaned the proceeds to PSNH. At December 31, 1993, $516,500,000 of the PCRBs were outstanding. PSNH's obligation to repay each series of PCRBs is secured by a series of First Mortgage Bonds that were issued under its indenture. Each such series of First Mortgage Bonds contains terms and provisions with respect to maturity, principal payment, interest rate, and redemption that correspond to those of the applicable series of PCRBs; for financial reporting purposes, these bonds would not be considered outstanding unless PSNH fails to meet its obligations under the PCRBs.

    Fees and interest due for spent fuel disposal costs are scheduled to be paid to the United States Department of Energy just prior to the first delivery of prior-period spent fuel, which is anticipated to be in 1998. Until such payment is made, the outstanding balance will continue to accrue interest at the three-month Treasury Bill Yield Rate. For additional information, see <F6> Note 1 of the accompanying Notes To Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
                                                               Deferred
                                                                Benefit
                                                      Capital    Plan-
Retained
                                          Common      Surplus,   ESOP
Earnings
                                        Shares<F4>(a) Paid In <F12>(Note 7)
<F5>(b)       Total
                                        ------------  --------  --------
- ----------     -----
                                                       (Thousands of Dollars)

BALANCE AT JANUARY 1, 1991............   $ 548,080  $ 469,647 $  --     $
773,031   $ 1,790,758
 Net income for 1991..................
236,709       236,709
 Cash dividends on common shares--
   $1.76 per share....................
(195,056)     (195,056)
 Issuance of 7,608,695 common shares,
   $5 par value, to Employee Stock
    Ownership Plan (ESOP) Trust.......      38,043    136,957   (175,000)
            --
 Issuance of 2,029,504 common shares,
   $5 par value.......................      10,148     32,272
           42,420
 Capital stock expenses, net..........                  1,243
            1,243
                                         ---------  ---------  ----------
- --------     ----------
BALANCE AT DECEMBER 31, 1991..........     596,271    640,119   (175,000)
814,684     1,876,074
 Net income for 1992..................
256,054       256,054
 Tax benefit of ESOP dividends .......
7,348         7,348
 Cash dividends on common shares--
   $1.76 per share....................
(229,074)     (229,074)
 Loss on retirement of
   preferred stock....................
(1,268)       (1,268)
 Issuance of 11,417,305 common shares,
   $5 par value.......................      57,087    204,440
          261,527
 Issuance of 3,191,489 common shares,
   $5 par value, to ESOP Trust........      15,957     59,043    (75,000)
            --
 Allocation of benefits--ESOP.........                             9,601
            9,601
 Capital stock expenses, net..........                 (6,285)
           (6,285)
                                         ---------  ---------  ----------
- --------     ----------

BALANCE AT DECEMBER 31, 1992 .........     669,315    897,317   (240,399)
847,744     2,173,977
  Net income for 1993.................
249,953       249,953
  Cash dividends on common shares--
    $1.76 per share...................
(218,179)     (218,179)
  Issuance of 344,106 common shares,
    $5 par value......................       1,720      6,538
            8,258
  Allocation of benefits--ESOP........                  1,800     12,194
           13,994
  Capital stock expenses, net.........                 (3,915)
           (3,915)
                                         ---------  ---------   ---------
- ---------    ----------

BALANCE AT DECEMBER 31, 1993 .........   $ 671,035  $ 901,740  $(228,205)
$879,518  $  2,224,088
                                         =========  =========   =========
==========  ===========

<F4>(a) Northeast Utilities (NU), as part of its acquisition of Public Service
Company of New
        Hampshire (PSNH), issued 8,430,910 warrants to former PSNH equity security holders. Each warrant, which will expire on June 5, 1997, entitles the holder to purchase one share of NU common at an exercise price of $24 per share. As of December 31, 1993, 455,394 shares had been purchased through the exercise of warrants.
<F5>(b) Certain consolidated subsidiaries have dividend restrictions imposed by their long-term debt
        agreements. These restrictions also limit the amount of retained earnings available for NU common dividends. At December 31, 1993, these restrictions totaled approximately $609.3 million.

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
<F6>
1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

Northeast Utilities (NU or the company) is the parent company of the Northeast Utilities system (the system). The consolidated financial statements of the company include the accounts of all wholly owned subsidiaries. Significant intercompany transactions have been eliminated in consolidation.

On June 5, 1992 (Acquisition Date), NU acquired Public Service Company of New Hampshire (PSNH). As part of this transaction, PSNH transferred its 35.6 percent ownership interest in the Seabrook nuclear power plant to North Atlantic Energy Corporation (NAEC). PSNH and NAEC are now both wholly owned subsidiaries of NU. On June 29, 1992, North Atlantic Energy Service Corporation (NAESCO), a wholly owned subsidiary of NU, began management of the Seabrook 1 power plant as agent for the Seabrook joint owners. The acquisition of PSNH has been accounted for, in accordance with generally accepted accounting principles, as a purchase. Effective with the Acquisition Date, the consolidated financial statements of the company include, on a prospective basis, the financial position, the results of operations, and the statements of cash flows for PSNH and NAEC. For the 12 months ended December 31, 1993, PSNH and NAEC increased NU's consolidated operating revenues and earnings for common shares by $805.5 million and $65.0 million, respectively. For the 12 months ended December 31, 1992, PSNH and NAEC increased NU's consolidated operating revenues and earnings for common shares by $438.4 million and $34.6 million, respectively.

ACCOUNTING CHANGES

PROPERTY TAXES: Certain subsidiaries of NU, including The Connecticut Light and Power Company (CL&P) and Western Massachusetts Electric Company (WMECO), adopted a one-time change in the method of accounting for municipal property tax expense for their Connecticut properties. Most municipalities in Connecticut assess property values as of October 1. Prior to January 1, 1993, the NU system accrued Connecticut property tax expense over the period October 1 through September 30 based on the lien-date method. In the first quarter of 1993, these subsidiaries changed their method of accounting for Connecticut municipal property taxes to recognize the expense from July 1 through June 30, to match the payments and the services provided by the municipalities. This one-time change increased earnings for common shares and earnings per common shares by approximately $51.7 million and $0.42, respectively, in 1993.

INCOME TAXES: The company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes (SFAS 109)," effective January 1, 1993. For more information on this change, see <F6>
Note 1, "Summary of Significant Accounting Policies - Income Taxes."

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS: The company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions (SFAS
106)," effective January 1, 1993.  For information on this change, see <F11>
Note 6, "Postretirement Benefits Other Than Pensions."

EMPLOYEE STOCK OWNERSHIP PLAN: The company adopted the provisions of Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans (SOP 93-6)." For information on this change, see <F12>
Note 7, "Employee Stock Ownership Plan."

ACCOUNTING RECLASSIFICATIONS

Certain amounts in the accompanying consolidated financial statements of the company for the year ended December 31, 1992 and December 31, 1991 have been reclassified to conform with the December 31, 1993 presentation.

PUBLIC UTILITY REGULATION

NU is registered with the Securities and Exchange Commission (SEC) as holding company under the Public Utility Holding Company Act of 1935 (1935 Act), and it and its subsidiaries are subject to the provisions of the 1935 Act. Arrangements among the system companies, outside agencies, and other utilities covering interconnections, interchange of electric power, and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The operating subsidiaries are subject to further regulation for rates and other matters by the FERC and/or applicable state regulatory commissions, and they follow the accounting policies prescribed by the respective commissions.

REVENUES

Other than special contracts, utility revenues are based on authorized rates applied to each customer's use of electricity. Rates can be changed only through a formal proceeding before the appropriate regulatory commission. At the end of each accounting period, CL&P, PSNH, and WMECO accrue an estimate for the amount of energy delivered but unbilled.

SPENT NUCLEAR FUEL DISPOSAL COSTS

Under the Nuclear Waste Policy Act of 1982, CL&P, PSNH, WMECO, and NAEC must pay the United States Department of Energy (DOE) for the disposal of spent nuclear fuel and high-level radioactive waste. Fees for nuclear fuel burned on or after April 7, 1983 are billed currently to customers and paid to the DOE on a quarterly basis. For nuclear fuel used to generate electricity prior to April 7, 1983 (prior-period fuel), payment may be made anytime prior to the first delivery of spent fuel to the DOE. At December 31, 1993, fees due to the DOE for the disposal of prior-period fuel were approximately $168.1 million, including interest costs of $85.9 million. As of December 31, 1993, approximately $166.8 million had been collected through rates.

Under the Energy Policy Act of 1992 (Energy Act), CL&P, PSNH, WMECO, and NAEC are assessed for their proportionate shares of the costs of decontaminating and decommissioning uranium enrichment plants operated by the DOE (D&D assessment). The Energy Act imposes an overall cap of $2.25 billion on the obligation of the commercial power industry and limits the annual special assessment to $150 million each year over a 15-year period beginning in 1993. The Energy Act also requires that regulators treat D&D assessments as a reasonable and necessary cost of fuel, to be fully recovered in rates, like any other fuel cost. The cap and annual recovery amounts will be adjusted annually for inflation. The D&D assessment is allocated among utilities based upon services purchased in prior years. At December 31, 1993, the system's remaining share of these costs is estimated to be approximately $53.5 million. CL&P, PSNH, WMECO, and NAEC have begun to recover these costs. Accordingly, NU has recognized these costs as a regulatory asset, with a corresponding obligation, on its Consolidated Balance Sheets.

INVESTMENTS AND JOINTLY OWNED ELECTRIC UTILITY PLANT

REGIONAL NUCLEAR GENERATING COMPANIES: CL&P, PSNH, and WMECO own common stock of four regional nuclear generating companies (Yankee companies). The system holds a 49.0 percent ownership interest in Connecticut Yankee Atomic Power Company (CY); a 38.5 percent ownership interest in Yankee Atomic Electric Company (YAEC); a 20.0 percent ownership interest in Maine Yankee Atomic Power Company (MY); and a 16.0 percent ownership interest in Vermont Yankee Nuclear Power Corporation (VY). The system's investments in the Yankee companies are accounted for on the equity basis. The electricity produced by the facilities that are operating is committed to the participants substantially on the basis of their ownership interests and is billed pursuant to contractual agreements. For more information on these agreements, see <F13> Note 8, "Commitments And Contingencies-Purchased Power Arrangements."

The 173-megawatt (MW) YAEC nuclear power plant was shut down permanently on February 26, 1992. For more information on the Yankee companies, see <F8>
Note 3, "Nuclear Decommissioning."

MILLSTONE 3: CL&P, PSNH, and WMECO have a 68.02 percent joint-ownership interest in Millstone 3, a 1,149-MW nuclear generating unit. As of December 31, 1993, plant-in-service and the accumulated provision for depreciation included approximately $2.4 billion and $460.6 million, respectively, for the system's share of Millstone 3. The system's share of Millstone 3 expenses is included in the corresponding operating expenses on the accompanying Consolidated Statements Of Income.

SEABROOK: As of December 31, 1993, CL&P and NAEC have a 39.63 percent joint-ownership interest in Seabrook 1, a 1,150-MW nuclear generating unit. NAEC sells all of its share of the power generated by Seabrook 1 to PSNH under a long-term contract. As of December 31, 1993, plant-in-service and the accumulated provision for depreciation included approximately $877.3 million and $66.4 million, respectively, for the system's share of Seabrook 1. The system's share of Seabrook 1 expenses is included in the corresponding operating expenses on the accompanying Consolidated Statements Of Income. In February 1994, NAEC purchased a 0.4 percent share of Seabrook 1. See <F13>
Note 8, "Commitments and Contingencies-PSNH Rate Agreement" for additional information.

HYDRO-QUEBEC: NU has a 22.66 percent equity-ownership interest, approximating $26.5 million, in two companies that transmit electricity imported from the Hydro-Quebec system in Canada. The two companies own and operate transmission and terminal facilities, which have the capability of importing up to 2,000 MW from the Hydro-Quebec system. See <F13> Note 8, "Commitments and Contingencies-Hydro-Quebec" for additional information about Hydro-Quebec.


REGULATORY ASSET - PSNH

The regulatory asset-PSNH represents the aggregate value placed by the rate agreement with the state of New Hampshire (Rate Agreement) on PSNH's assets in excess of the net book value of PSNH's non-Seabrook assets and the $700- million value assigned to Seabrook by the Rate Agreement. The regulatory asset-PSNH was valued at approximately $920.6 million on the Acquisition Date. The Rate Agreement provides for the recovery, through rates, of the amortization of the regulatory asset-PSNH with a return each year on the unamortized portion of the asset. The Rate Agreement provides that $425 million of the regulatory asset-PSNH be amortized over the first seven years after PSNH's May 16, 1991 reorganization from bankruptcy (Reorganization Date), with the remaining amount to be amortized over the 20-year period after the Reorganization Date.

In 1993, an adjustment related to certain liabilities associated with the acquisition reduced the regulatory asset-PSNH by approximately $9.4 million. At December 31, 1993, the balance of the regulatory asset-PSNH was $769.5 million.

DEPRECIATION

The provision for depreciation is calculated using the straight-line method based on the estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency. Except for major facilities, depreciation factors are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. For nuclear production plants, the costs of removal, less salvage, that have been funded through external decommissioning trusts will be paid with funds from the trusts and charged to the accumulated reserve for decommissioning included in the accumulated provision for depreciation over the expected service life of the plants. See <F8> Note 3, "Nuclear Decommissioning," for additional information.

The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.6 percent in 1993, 3.5 percent in 1992, and 3.6 percent in 1991.

INCOME TAXES

The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of income subject to tax) is accounted for in accordance with the ratemaking treatment of the applicable regulatory commissions. See Consolidated Statements Of Income Taxes on page 29 for the components of income tax expense.

In 1992, the Financial Accounting Standards Board (FASB) issued SFAS 109. SFAS 109 supersedes previously issued income tax accounting standards. NU adopted SFAS 109, on a prospective basis, during the first quarter of 1993. At December 31, 1993, the net deferred tax obligation relating to the adoption of SFAS 109 approximated $1.2 billion. A valuation reserve was not established. As it is probable that the increase in deferred tax liabilities will be recovered from customers through rates, NU also established a regulatory asset. SFAS 109 does not permit net-of-tax accounting. Accordingly, the company no longer utilizes net-of-tax accounting for the deferred nuclear plants return-borrowed funds and allowance for funds used during construction (AFUDC)--borrowed funds.

The temporary differences which give rise to the accumulated deferred tax obligation at December 31, 1993, are as follows:


                                               (Thousands of Dollars)

Accelerated depreciation and other
  plant-related differences  . . . . . . . .         $1,472,509

Net operating loss carryforwards . . . . . .           (270,612)

The tax effect of net regulatory assets. . .            555,342

Other. . . . . . . . . . . . . . . . . . . .            154,742
                                                     ----------
                                                     $1,911,981
                                                     ==========

At December 31, 1993, PSNH has a net operating loss (NOL) carryforward of approximately $788 million, and an Alternative Minimum Tax (AMT) NOL carryforward of $600 million, both to be used against PSNH's federal taxable income and expiring between the years 1999 and 2007. PSNH also had Investment Tax Credit (ITC) carryforwards of $66 million, which expire between the years 1994 and 2005. The reorganization of PSNH under Chapter 11 of the United States Bankruptcy Code limits its ability to use its NOL and ITC carryforwards so that some portion may expire unused. Of the carryforward amounts indicated above, approximately $323 million of the NOL, $274 million of the AMT NOL, and $35 million of the ITC carryforwards are available for use subject to applicable limits of the Internal Revenue Code.

ENERGY ADJUSTMENT CLAUSES

CL&P: Retail electric rates include a fuel adjustment clause (FAC) under which fossil-fuel prices above or below base-rate levels are charged or credited to customers. Administrative proceedings are required each month to approve the FAC charges or credits proposed for the following month. Monthly FAC rates are also subject to retroactive review and appropriate adjustments by the Connecticut Department of Public Utility Control (DPUC) each quarter after public hearings.

Beginning in 1979, the DPUC approved the use of a generation utilization adjustment clause (GUAC), which defers the effect on fuel costs caused by variations from specified composite nuclear generation capacity factors embedded in base rates. Generally, at the end of a 12-month period ending July 31 of each year, these deferrals are refunded to, or collected from, customers over the subsequent 11-month period beginning in September. Should the annual composite nuclear capacity factor fall below the 55 percent GUAC floor, CL&P has to apply to the DPUC for permission to recover the additional fuel expense associated with nuclear performance below 55 percent.

On January 5, 1994, the DPUC issued a decision which ordered CL&P to offset GUAC deferred charges against prior fuel overrecoveries. This disallowance resulted in a zero GUAC rate for the period September 1993 through August 1994. CL&P is considering an appeal of this decision.

The DPUC further ordered that any GUAC deferrals subsequent to July 1993 will be offset by any fuel overrecoveries whenever the composite nuclear capacity factor is below the level embedded in base rates. For the period August 1993 to December 1993, there have been no further adjustments necessary as a result of the DPUC's decision.

The January 5, 1994 DPUC decision creates some uncertainty about the future operation of the GUAC. CL&P has requested the DPUC to clarify the portion of the decision related to future calculation of the GUAC rate. Management does not expect the decision to have a material adverse impact on CL&P's future results of operations.

PSNH: The Rate Agreement includes a comprehensive fuel and purchased power adjustment clause (FPPAC) permitting PSNH to pass through to retail customers, for a ten-year period, the retail portion of differences between the fuel and purchase power costs assumed in the Rate Agreement and PSNH's actual costs, which include the costs under the Seabrook Power Contract. The cost components of the FPPAC are subject to a prudence review by the New Hampshire Public Utilities Commission (NHPUC).

WMECO: In Massachusetts, all retail fuel costs are collected on a current basis by means of a separate fuel-charge billing rate. As permitted by the Massachusetts Department of Public Utilities (DPU), WMECO defers the difference between forecasted and actual fuel cost recoveries until it is recovered or refunded quarterly under a retail fuel adjustment clause. Massachusetts law requires the establishment of an annual performance program related to fuel procurement and use. The program establishes performance standards for plants owned and operated by WMECO or plants in which WMECO has a life-of-unit contract. Therefore, revenues collected under the WMECO retail fuel adjustment clause are subject to refund pending review by the DPU. To date, there have been no significant adjustments as a result of this program.

For additional information, see <F13> Note 8, "Commitments And
Contingencies--Nuclear Performance."

PHASE-IN PLANS

As discussed below,the system's operating companies are phasing into rates the recoverable portions of their investments in Millstone 3 and Seabrook 1. All plans are in compliance with Statement of Financial Accounting Standards No. 92, "Regulated Enterprises--Accounting for Phase-in Plans."

CL&P: As allowed by the DPUC, CL&P is phasing into rate base its allowed investment in Millstone 3. The DPUC has provided for full deferred earnings and carrying charges on the portion of CL&P's allowed investment in Millstone 3 not included in rate base. Through December 31, 1993, CL&P had placed into rate base $1.58 billion, or 90 percent, of its allowed investment in Millstone 3. The remaining $175.7 million, or 10 percent, is to be phased into rate base annually in two 5-percent steps beginning January 1, 1994.
The amortization and recovery of deferrals through rates began January 1, 1988 and will end no later than December 31, 1995. As of December 31, 1993, $349.6 million of the deferred return, including carrying charges, has been recovered, and $161.9 million of the deferred return to date, plus carrying charges, remains to be recovered.

As allowed by the DPUC, CL&P phased into rate base its allowed investment in Seabrook 1. The DPUC provided for full deferred earnings and carrying charges on the portion of CL&P's allowed investment in Seabrook 1 not included in rate base. Through December 31, 1993, CL&P has placed into rate base its full allowed investment in Seabrook 1. The amortization and recovery of deferrals through rates began September 1, 1991 and will end no later than August 31, 1996. As of December 31, 1993, $15.8 million of the deferred return, including carrying charges, has been recovered, and $24.0 million of the deferred return recorded to date, plus carrying charges,remains to be recovered.

WMECO: As of December 31, 1991, all of WMECO's recoverable investment in Millstone 3 was in rate base. Beginning in 1986, the DPU has permitted WMECO to recover the portion of its Millstone 3 investment representing the amount currently determined to be "unuseful" by the DPU ($23.6 million at December 31, 1993) over a ten-year period, without earning a return. On June 30, 1987, WMECO also began recovering the deferred return, including carrying charges, on the recoverable but not yet phased-in portion of its investment in Millstone 3. This recovery is taking place over a nine-year period. As of December 31, 1993, $65.4 million of the deferred return, including carrying charges, has been recovered, and $22.7 million of the deferred return, including carrying charges, remains to be recovered over the period ending June 30, 1995.

NAEC: As prescribed by the Rate Agreement, NAEC is phasing in its $700-million initial investment in Seabrook 1 (Initial Investment). As of December 31, 1993, the portion of the Initial Investment on which NAEC is entitled to earn a cash return was 55 percent and will increase by 15 percent in each of the next three years beginning May 15, 1994. Between the Reorganization Date and the Acquisition Date, PSNH recorded $50.9 million of deferred return on its investment in Seabrook 1. In accordance with the Rate Agreement, PSNH transferred the $50.9 million deferred return balance to NAEC along with the other Seabrook assets. NAEC recorded the $50.9 million as part of utility plant. From the Acquisition Date through December 31, 1993, NAEC recorded an additional $85.4 million of deferred return, which is recorded in deferred costs--nuclear plants on the Consolidated Balance Sheets. The deferred return on the excluded portion of the Initial Investment, including the $50.9 million, will be recovered with carrying charges beginning six months after the end of PSNH's fixed-rate period (which continues through May 1997) and will be fully recovered by May 15, 2001.

CASH AND SPECIAL DEPOSITS

Cash and special deposits at December 31, 1992 included $25 million in special deposits that was used to redeem $15 million of Holyoke Water Power Company's (HWP) Pollution Control Notes and $10 million of CL&P's Pollution Control Notes in 1993.

<F7>
2.   LEASES

CL&P and WMECO have entered into the Niantic Bay Fuel Trust (NBFT) capital lease agreement to finance up to $530 million of nuclear fuel for Millstone 1 and 2 and their share of the nuclear fuel for Millstone 3. CL&P and WMECO make quarterly lease payments for the cost of nuclear fuel consumed in the reactors (based on a units-of-production method at rates which reflect estimated kilowatt-hours of energy provided) plus financing costs associated with the fuel in the reactors. Upon permanent discharge from the reactors, ownership of the nuclear fuel transfers to CL&P and WMECO.

The system companies have also entered into lease agreements, some of which are capital leases, for the use of substation equipment, data processing and office equipment, vehicles, nuclear control room simulators, and office space. The provisions of these lease agreements generally provide for renewal options.

Capital lease rental payments charged to operating expense were $105,623,000 in 1993, $81,376,000 in 1992, and $69,876,000 in 1991. Interest included in capital lease rental payments was $16,525,000 in 1993, $20,581,000 in 1992, and $22,677,000 in 1991. Operating lease rental payments charged to operating expense were $22,630,000 in 1993, $27,451,000 in 1992, and
$23,571,000 in 1991.

Substantially all of the capital lease rental payments were made pursuant to the nuclear fuel lease agreement. Future minimum lease payments under the nuclear fuel capital lease cannot be reasonably estimated on an annual basis due to variations in the usage of nuclear fuel.

Future minimum rental payments, excluding annual nuclear fuel lease payments and executory costs, such as property taxes, state use taxes, insurance, and maintenance, under the long-term noncancelable leases, as of December 31, 1993, are provided on the next page.

- -----------------------------------------------------------------------------

                                           Capital             Operating
Year                                       Leases                Leases
- -----------------------------------------------------------------------------

                                               (Thousands of Dollars)

1994 .........................            $  9,800              $ 23,800
1995 .........................               9,400                21,900
1996 .........................               8,500                19,100
1997 .........................               7,800                17,800
1998 .........................               7,700                 9,900
After 1998 ...................              57,000                34,000
                                           -------              --------

Future minimum lease
  payments ...................             100,200              $126,500
                                                                ========
Less amount representing
  interest ...................              49,800
                                           -------

Present value of future
  minimum lease payments
  for other than nuclear fuel.              50,400

Present value of future nuclear
  fuel lease payments ........             193,400
                                          --------
     Total ...................            $243,800
                                          ========
<F8>
3.   NUCLEAR DECOMMISSIONING

The company's 1992 decommissioning study concluded that complete and immediate dismantlement at retirement continues to be the most viable and economic method of decommissioning the three Millstone units. A 1991 Seabrook decommissioning study also confirmed that complete and immediate dismantlement at retirement is the most viable and economic method of decommissioning Seabrook 1. Decommissioning studies are reviewed and updated periodically to reflect changes in decommissioning requirements, technology, and inflation.

The estimated cost of decommissioning Millstone 1 and 2, in year-end 1993 dollars, is $385.8 million and $309.9 million, respectively. The estimated cost of decommissioning the system's ownership share of Millstone 3 and Seabrook 1, in year-end 1993 dollars, is $286.6 million and $145.1 million, respectively. Nuclear decommissioning costs are accrued over the expected service life of the units and are included in depreciation expense on the Consolidated Statements Of Income. Nuclear decommissioning costs amounted to $29.4 million in 1993, $28.1 million in 1992, and $20.8 million in 1991. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation on the Consolidated Balance Sheets.

CL&P and WMECO have established independent decommissioning trusts for their portions of the costs of decommissioning Millstone 1, 2, and 3. PSNH makes payments to an independent decommissioning trust for its portion of the costs of decommissioning Millstone 3. Under the terms of the Rate Agreement, PSNH is obligated to pay NAEC's share of Seabrook's decommissioning costs, even if the unit is shut down prior to the expiration of its operating license. CL&P's and NAEC's portion of the cost of decommissioning Seabrook 1 is paid to an independent decommissioning financing fund managed by the state of New Hampshire.

As of December 31, 1993, CL&P and WMECO have collected, through rates, $148.3 million and $37.6 million, respectively, toward the future decommissioning costs of their share of the Millstone units, of which $154.4 million has been transferred to external decommissioning trusts. As of December 31, 1993, PSNH has collected, through rates, approximately $1.2 million toward the future decommissioning costs of its share of Millstone 3, which has been transferred to an external decommissioning trust. As of December 31, 1993, CL&P and NAEC (including pre-Acquisition Date payments made by PSNH) have paid approximately $860,000 and $7.3 million, respectively, into Seabrook 1's decommissioning financing fund. Earnings on the decommissioning trusts and financing fund increase the decommissioning trust balance and the accumulated reserve for decommissioning. At December 31, 1993, the balance in the accumulated reserve for decommissioning amounted to $237.7 million.

Changes in requirements or technology, or adoption of a decommissioning method other than immediate dismantlement, could change decommissioning cost estimates.

CL&P, PSNH, and WMECO attempt to recover sufficient amounts through their allowed rates to cover their expected decommissioning costs. Only the portion of currently estimated total decommissioning costs that has been accepted by regulatory agencies is reflected in rates of the system companies. Although allowances for decommissioning have increased significantly in recent years, ratepayers in future years will need to increase their payments to offset the effects of any insufficient rate recoveries in previous years.

CL&P, PSNH, and WMECO, along with other New England utilities, have equity investments in the four Yankee companies. Each Yankee company owns a single nuclear generating unit. The estimated costs, in year-end 1993 dollars, of decommissioning the system's ownership share of CY and MY are $166.6 million and $64.7 million, respectively. The cost to decommission VY is currently being reestimated. The cost of decommissioning the system's ownership share of VY is projected to range from $48 million to $56 million. As discussed in the following paragraph, YAEC's owners voted to permanently shut down the YAEC unit on February 26, 1992. Under the terms of the contracts with the Yankee companies, the shareholders-sponsors are responsible for their proportionate share of the operating costs of each unit, including decommissioning. The nuclear decommissioning costs of the Yankee companies are included as part of the cost of power by CL&P, PSNH, and WMECO.

YAEC has begun decommissioning its nuclear facility. On June 1, 1992, YAEC filed a rate filing to obtain FERC authorization to collect the closing and decommissioning costs and to recover the remaining investment in the YAEC nuclear power plant over the remaining period of the plant's Nuclear Regulatory Commission operating license. The bulk of these costs has been agreed to by the YAEC joint owners and approved, as a settlement, by FERC. At December 31, 1993, the estimated remaining costs amounted to $345.0 million, of which the NU system's share was approximately $132.8 million. Management expects that CL&P, PSNH, and WMECO will continue to be allowed to recover such FERC-approved costs from their customers. Accordingly, NU has recognized these costs as regulatory assets, with corresponding obligations, on its Consolidated Balance Sheets. The system has a 38.5-percent equity investment, approximating $9.3 million, in YAEC. The system had relied on YAEC for less that 1 percent of its capacity.



<F9>
4.  SHORT-TERM DEBT

The system companies have various credit lines, totaling $485 million. NU, CL&P, WMECO, HWP, Northeast Nuclear Energy Company (NNECO), and The Rocky River Realty Company (RRR) have established a revolving-credit facility with a group of 17 banks. Under this facility, the participating companies may borrow up to an aggregate of $360 million. Individual borrowing limits are $175 million for NU, $360 million for CL&P, $75 million for WMECO, $8 million for HWP, $60 million for NNECO, and $25 million for RRR. The system companies may borrow funds on a short-term revolving basis using either fixed-rate loans or standby loans. Fixed rates are set using competitive bidding. Standby-loan rates are based upon several alternative variable rates. The system companies are obligated to pay a facility fee of 0.20 percent of each bank's total commitment under the three-year portion of the facility, representing 75 percent of the total facility, plus 0.135 percent of each bank's total commitment under the 364-day portion of the facility, representing 25 percent of the total facility. At December 31, 1993, there were $22.5 million in borrowings under the facility.

PSNH has credit lines totaling $125 million available through a revolving-credit agreement with a group of 22 banks. PSNH may borrow funds on a short-term revolving basis using either fixed-rate or standby loans. Fixed rates are set using competitive bidding. Standby-loan rates are based upon several alternative variable rates. PSNH is obligated to pay a facility fee of 0.25 percent per annum on the total commitment. At December 31, 1993, there were no borrowings under the agreement.

Maturities of the system companies' short-term debt obligations were for periods of three months or less.

The amount of short-term borrowings that may be incurred by the system companies is subject to periodic approval by the SEC under the 1935 Act. In addition, the charters of CL&P and WMECO contain provisions restricting the amount of short-term borrowings. Under the SEC and/or charter restrictions, NU, CL&P, PSNH, WMECO, and NAEC were authorized, as of January 1, 1993, to incur short-term borrowings up to a maximum of $175 million, $375 million, $125 million, $75 million, and $50 million, respectively.

<F10>
5.  PENSION BENEFITS

The system's subsidiaries participate in a uniform noncontributory-defined benefit retirement plan covering all regular system employees. Benefits are based on years of service and employees' highest eligible compensation during five consecutive years of employment. Total pension cost, part of which was charged to utility plant, approximated $29,173,000 in 1993, $9,681,000 in 1992, and $29,517,000 in 1991. Pension costs for 1993 and 1991 include approximately $27,718,000 and $19,831,000, respectively, related to work force-reduction programs.

Currently, the subsidiaries fund annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets. Pension assets are invested primarily in domestic and international equity securities and bonds.

The components of net pension cost are:




- -----------------------------------------------------------------------------
For the Years Ended
   December 31,                         1993            1992          1991
- -----------------------------------------------------------------------------
                                              (Thousands of Dollars)

Service cost .................       $  59,068        $ 32,662     $  48,738
Interest cost ................          81,456          78,092        71,041
Return on plan assets ........        (176,798)        (83,371)     (198,437)
Net amortization .............          65,447         (17,702)      108,175
                                     ---------        --------     ---------
Net pension cost..............       $  29,173        $  9,681     $  29,517
                                     =========        ========     =========
- -----------------------------------------------------------------------------

For calculating pension costs, the following assumptions were used:

- -----------------------------------------------------------------------------
For the Years Ended
   December 31,                         1993            1992          1991
- -----------------------------------------------------------------------------

Discount rate ................          8.00%           8.41%         9.00%

Expected long-term rate
  of return ..................          8.50            9.00          9.70

Compensation/progression
  rate .......................          5.00            6.56          7.50
- -----------------------------------------------------------------------------

The following table represents the plan's funded status reconciled to the Consolidated Balance Sheets:

- -----------------------------------------------------------------------------
At December 31,                                         1993         1992
- -----------------------------------------------------------------------------
                                                       (Thousands of Dollars)

Accumulated benefit obligation,
  including $817,421,000 of vested
  benefits at December 31, 1993 and
  $719,608,000 of vested benefits at
  December 31, 1992 .................               $  898,788    $  764,432
                                                    ==========    ==========
Projected benefit obligation.........               $1,141,271    $1,055,295

Less: Market value of
  plan assets .......................                1,340,249     1,226,468
                                                    ----------    ----------
Market value in excess of projected
  benefit obligation                                   198,978       171,173

Unrecognized transition amount ......                  (16,735)      (18,277)
Unrecognized prior service costs....                    10,287         8,658
Unrecognized net gain ...............                 (275,043)     (214,894)
                                                    ----------    ----------
Accrued pension liability ...........               $  (82,513)   $  (53,340)
                                                    ==========    ===========
- -----------------------------------------------------------------------------


The following actuarial assumptions were used in calculating the plan's year-end funded status:

- -----------------------------------------------------------------------------
At December 31,                                 1993            1992
- -----------------------------------------------------------------------------

Discount rate ..........................        7.75%           8.00%
Compensation/progression rate ..........        4.75            5.00
- -----------------------------------------------------------------------------

The discount rate for 1993 was determined by analyzing the interest rates, as of December 31, 1993, of long-term, high-quality corporate debt securities having a duration comparable to the 13.8-year duration of the plan.

During 1993, NU's work force was reduced by approximately 7 percent through a work force-reduction program that involved an early retirement program and involuntary terminations. The cost of the program, which approximated $38 million, included pension, severance, and other benefits.

<F11>
6.  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The system's subsidiaries provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees leaving the system who are otherwise eligible to retire and have met specified service requirements. Through December 31, 1992, the system recognized the cost of these benefits as they were paid. In December 1990, the FASB issued SFAS
106. This new standard requires that the expected cost of postretirement benefits, primarily health and life insurance benefits, must be charged to expense during the years that eligible employees render service. Effective January 1, 1993, the system adopted SFAS 106 on a prospective basis. Total health care and life insurance cost, part of which was deferred or charged to utility plant, approximated $50,140,000 in 1993, $15,557,000 in 1992, and
$10,815,000 in 1991.

On January 1, 1993, the accumulated postretirement benefit obligation (APBO) represented the system's prior-service obligation upon the adoption of SFAS 106. As allowed by SFAS 106, the system is amortizing its APBO of approximately $338 million over a 20-year period. For current employees and certain retirees, the total SFAS 106 benefit is limited to two times the 1993 health care costs. The SFAS 106 obligation has been calculated based on this assumption.

During 1993, certain subsidiaries of NU began funding SFAS 106 postretirement costs through external trusts. The subsidiaries are funding annually amounts that have been rate recovered and which also are tax-deductible under the Internal Revenue Code. The trust assets are invested primarily in equity securities and bonds.

The following table represents the plan's funded status reconciled to the Consolidated Balance Sheet at December 31, 1993:

- -----------------------------------------------------------------------------
                                                       (Thousands of Dollars)

Accumulated postretirement
  benefit obligation of:
    Retirees ..........................                      $(242,889)
    Fully eligible active employees ...                           (540)
    Active employees not eligible to
    retire ............................                        (67,955)
                                                             ---------

Total accumulated postretirement
  benefit obligation ..................                       (311,384)

Less:  Market value of plan assets ....                         12,642
                                                             ---------

Accumulated postretirement benefit
  obligation in excess of plan assets..                       (298,742)

Unrecognized transition amount ........                        287,551
Unrecognized net gain .................                         (5,150)
                                                             ---------
Accrued postretirement benefit liability                     $ (16,341)
                                                             ==========

- -----------------------------------------------------------------------------

The components of health care and life insurance costs for the year ended December 31, 1993 are:

- -----------------------------------------------------------------------------
                                                       (Thousands of Dollars)

Service cost ..........................                      $ 9,175
Interest cost .........................                       25,330
Return on plan assets .................                         (220)
Net amortization ......................                       15,855
                                                             -------
Net health care and life insurance costs                     $50,140
                                                             =======
- ----------------------------------------------------------------------------

For measurement purposes, an 11.1-percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1993; the rate was assumed to decrease to 5.4 percent for 2002. The effect of increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by $22.6 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $2.3 million.

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.75 percent. The discount rate for 1993 was determined by analyzing the interest rates, as of December 31, 1993, of long-term, high-quality corporate debt securities having a duration comparable to that of the plan. The trust holding the plan assets is subject to federal income taxes at a 35-percent tax rate. The expected long-term rate of return on plan assets after estimated taxes was 5.00 percent for health assets and 8.50 percent for life assets.

CL&P and WMECO have received approval from their respective regulators to defer SFAS 106 postretirement costs. All deferred costs are expected to be recovered within ten years. PSNH is currently recovering SFAS 106 costs.

<F12>
7.  EMPLOYEE STOCK OWNERSHIP PLAN

During December 1991 and March 1992, NU issued a total of $250 million principal amount of unsecured and amortizing notes. The proceeds of the notes were loaned to the trustee of the Employee Stock Ownership Plan (ESOP) in exchange for the ESOP's notes. The ESOP trustee used the proceeds to buy approximately 10.8 million newly issued NU common shares from the company. These shares are allocated to employees at the same rate as the principal and interest on the ESOP notes is being paid. Pursuant to the ESOP trust agreement, Northeast Utilities Service Company, a wholly owned subsidiary of NU, directs the ESOP trustee as to the timing, amount, and source of principal and interest payments on the ESOP notes. Beginning January 1, 1992, NU common shares held by the ESOP trust were allocated to employees based upon participation in the system's 401(k) plan to a previously established tax-credit-based employee stock ownership plan (tax credit plan) using dividend reinvestment. Regular system employees of the company's subsidiaries are eligible to participate in the 401(k) plan. The tax-credit plan was merged into the 401(k) plan on March 9, 1992. For the 12-month period ending December 31, 1993, the ESOP issued approximately 530,000 NU common shares, with a cost of approximately $14.0 million to the 401(k) plan and to the tax-credit plan. As of December 31, 1993, the total number of allocated and unallocated ESOP shares is 899,284 and 9,880,189, respectively, with a corresponding fair market value of approximately $234.7 million on unallocated ESOP shares.

During 1993, NU made an additional contribution of approximately $7.6 million to the ESOP trust. The ESOP trust used approximately $23.7 million in dividends paid on NU common shares and the $7.6 million contribution from NU to meet the principal and interest payments on the ESOP notes. During the 12-month period ending December 31, 1993, the ESOP trust incurred approximately $20.9 million in interest expense.

In November 1993, the American Institute of Certified Public Accountants issued SOP 93-6. This SOP is effective as of January 1, 1994 and has significantly changed the accounting for leveraged ESOP plans. This new standard requires that (1) any income tax benefits associated with the ESOP be offset directly against income tax expense, (2) dividends on allocated ESOP shares be charged directly to retained earnings, (3) dividends on unallocated ESOP shares be excluded from dividends for financial reporting purposes and, (4) unallocated ESOP shares be excluded from the earnings-per-common-share calculation.

In the fourth quarter of 1993, NU opted for early implementation of this SOP, effective as of January 1, 1993. The adoption of SOP 93-6 did not have a material impact on 1993 earnings per common share; however, 1993 earnings for common shares decreased by approximately $19.9 million as a result of adopting the SOP. Had the provisions of SOP 93-6 been applied to 1992 results of operations, the impact on earnings per common share would not have been material; however, 1992 earnings for common shares would have decreased by approximately $16.0 million.

<F13>
8.  COMMITMENTS AND CONTINGENCIES

CONSTRUCTION PROGRAM

The construction program is subject to periodic review and revision. Actual construction expenditures may vary from such estimates due to factors such as revised load estimates, inflation, revised nuclear safety regulations, delays, difficulties in the licensing process, the availability and cost of capital, and the granting of timely and adequate rate relief by regulatory commissions, as well as actions by other regulatory bodies.

The system companies currently forecast construction expenditures (including AFUDC) of approximately $1.2 billion for the years 1994-1998, including $267.5 million for 1994. In addition, the system companies estimate that nuclear fuel requirements, including nuclear fuel financed through the NBFT, will be $449.7 million for the years 1994-1998, including $98.4 million for 1994. See <F7> Note 2, "Leases," for additional information about the financing of nuclear fuel.

NUCLEAR PERFORMANCE

Outages that occurred over the period October 1990 through February 1992 at the Millstone nuclear units have been the subject of five ongoing prudence reviews in Connecticut. CL&P has received final decisions on four of the reviews. The Office of Consumer Counsel has appealed decisions favorable to the company in two dockets. The exposure under these two dockets is approximately $66 million. The DPUC has suspended a third docket, pending the outcome of one of the appeals. The exposure under this docket is $26 million. The only remaining nuclear outage prudence docket before the DPUC is the docket established to review the 1992 outage at Millstone 2 to replace the steam generators. A decision is expected in late 1994. Management believes that its actions with respect to these outages have been prudent, and it does not expect the outcome of the prudence reviews to result in material disallowances.

PSNH RATE AGREEMENT

The Rate Agreement provided the financial basis for PSNH's Plan of Reorganization (the Plan). The Rate Agreement calls for seven successive 5.5 percent annual increases in PSNH's base rates for its charges to retail customers (the Fixed-Rate Period). The first four increases were put into effect on January 1, 1990, May 16, 1991, June 1, 1992, and June 1, 1993, respectively. The remaining three increases are scheduled to be put into effect annually beginning on June 1, 1994. PSNH's base rates, as adjusted to reflect the 5.5 percent annual increases, are intended to recover assumed increases in PSNH's costs and to provide PSNH with a reasonable cumulative return on investment over the Fixed-Rate Period. As discussed in <F6>
Note 1, "Summary of Significant Accounting Policies--Energy Adjustment Clauses-- PSNH," the FPPAC protects PSNH from changes in fuel and purchased power costs. Although the Rate Agreement provides an unusually high degree of certainty as to PSNH's future retail rates, it also entails a risk when sales are lower than anticipated or if PSNH should experience unexpected increases in its costs other than those for fuel and purchased power, since PSNH has agreed that it will not seek additional rate relief during the Fixed-Rate Period, except in limited circumstances. However, in order to provide protection from significant variations from the costs assumed in base rates over the Fixed-Rate Period, the Rate Agreement establishes a return on equity (ROE) collar to prevent PSNH from earning a ROE in excess of an upper limit or below a lower limit. To date, PSNH's ROE has been within the limits of the ROE collar.

In January 1994, the NHPUC approved a Memorandum of Understanding (the Memorandum) between PSNH, NAEC, Northeast Utilities Service Company, and the Attorney General of the state of New Hampshire relating to certain issues which had arisen under the Rate Agreement. The Memorandum addressed, among other things, the tax legislation in New Hampshire, accounting treatments resulting from adoption of SFAS No. 106 and SFAS No. 109, and recovery for certain aspects of PSNH's settlement with the Vermont Electric Generation and Transmission Cooperative, Inc. (VEG&T), including the purchase by NAEC of VEG&T's 0.4 percent share of Seabrook. The Memorandum also provides for the establishment of a regulatory liability attributable to significant NOL carryforwards and establishes that such liability should be amortized over a six-year period beginning on May 1, 1993.

ENVIRONMENTAL MATTERS

The system is subject to regulation by federal, state, and local authorities with respect to air and water quality, handling and the disposal of toxic substances and hazardous and solid wastes, and the handling and use of chemical products. The system has an active environmental auditing program to prevent, detect, and remedy noncompliance with environmental laws or regulations and believes that it is in substantial compliance with current environmental laws and regulations. Changing environmental requirements could hinder the construction of new fossil-fuel generating units, transmission and distribution lines, substations, and other facilities. The cumulative long-term, economic cost impact of increasingly stringent environmental requirements cannot be estimated. Changing environmental requirements could also require extensive and costly modifications to the system's existing hydro, nuclear, and fossil-fuel generating units, and transmission and distribution systems, and could raise operating costs significantly. As a result, the system may incur significant additional environmental costs, greater than amounts included in cost of removal and other reserves, in connection with the generation and transmission of electricity and the storage, transportation, and disposal of by-products and wastes. The system may also encounter significantly increased costs to remedy the environmental effects of prior waste handling and disposal activities.

The system has recorded a liability for what it believes is, based upon information currently available, its estimated environmental remediation costs for waste disposal sites for which the system's subsidiaries expect to bear legal liability. To date, these costs have not been material with respect to the earnings or financial position of the company. In most cases, the extent of additional future environmental cleanup costs is not reasonably estimable due to factors such as the unknown magnitude of possible contamination, the appropriate remediation method, the possible effects of future legislation and regulation, the possible effects of technological changes related to future cleanup, and the difficulty of determining future liability, if any, for the cleanup of sites at which a system company may be determined to be legally liable by the federal or state environmental agencies. In addition, the system cannot estimate the potential liability for future claims that may be brought against it by private parties.
However, considering known facts and existing laws and regulatory practices, management does not believe that such matters will have a material adverse effect on the system's financial position or future results of operations.
At December 31, 1993, the liability recorded by the system for its estimated environmental remediation costs, excluding any possible insurance recoveries or recoveries from third parties, amounted to approximately $4 million. However, in the event that it becomes necessary to effect environmental remedies that are currently not considered probable, it is reasonably possible that, based on information currently available and management intent, that the upper limit of the system's environmental liability range could increase to approximately $9 million.

NUCLEAR INSURANCE CONTINGENCIES

The Price-Anderson Act currently limits public liability from a single incident at a nuclear power plant to $9.4 billion. The first $200 million of liability would be provided by purchasing the maximum amount of commercially available insurance. Additional coverage of up to a total of $8.8 billion would be provided by an assessment of $75.5 million per incident, levied on each of the 116 nuclear units that are currently subject to the Secondary Financial Protection Program in the United States, subject to a maximum assessment of $10 million per incident per nuclear unit in any year. In addition, if the sum of all public liability claims and legal costs arising from any nuclear incident exceeds the maximum amount of financial protection, each reactor operator can be assessed an additional 5 percent, up to $3.8 million, or $437.9 million in total, for all 116 nuclear units. The maximum assessment is to be adjusted at least every five years to reflect inflationary changes. Based on the ownership interests in Millstone 1, 2, and 3 and in Seabrook 1, the system's maximum liability would be $243.9 million per incident. In addition, through power purchase contracts with the four

Yankee regional nuclear generating companies, the system would be responsible for up to an additional $97.9 million per incident. Payments for the system's ownership interest in nuclear generating facilities would be limited to a maximum of $43.1 million per incident per year.

Insurance has been purchased from Nuclear Electric Insurance Limited (NEIL) to cover: (1) certain extra costs incurred in obtaining replacement power during prolonged accidental outages with respect to the system's ownership interests in Millstone 1, 2, and 3, Seabrook 1, and CY, and PSNH's Seabrook Power Contract with NAEC; and (2) the cost of repair, replacement, or decontamination or premature decommissioning of utility property resulting from insured occurrences with respect to the system's ownership interests in Millstone 1, 2, and 3, Seabrook 1, CY, MY, and VY. All companies insured with NEIL are subject to retroactive assessments if losses exceed the accumulated funds available to NEIL. The maximum potential assessments against the system with respect to losses arising during current policy years are approximately $13.9 million under the replacement power policies and $29.9 million under the property damage, decontamination, and decommissioning policies. Although the system has purchased the limits of coverage currently available from the conventional nuclear insurance pools, the cost of a nuclear incident could exceed available insurance proceeds.

Insurance has been purchased from American Nuclear Insurers/Mutual Atomic Energy Liability Underwriters, aggregating $200 million on an industry basis for coverage of worker claims. All companies insured under this coverage are subject to retrospective assessments of $3.2 million per reactor. The maximum potential assessments against the system with respect to losses arising during the current policy period are approximately $13.9 million.

FINANCING ARRANGEMENTS FOR THE REGIONAL NUCLEAR GENERATING COMPANIES

CL&P, PSNH, and WMECO believe that the regional nuclear generating companies may require additional external financing in the next several years for construction expenditures, nuclear fuel, possible refinancings, and other purposes. Although the ways in which each regional nuclear generating company will attempt to finance these expenditures have not been determined, CL&P, PSNH, and WMECO may be asked to provide direct or indirect financial support for one or more of these companies.

PURCHASED POWER ARRANGEMENTS

CL&P, PSNH, and WMECO purchase a portion of their electricity requirements pursuant to long-term contracts with the Yankee companies. Under the terms of their agreements, the companies pay their ownership shares (or entitlement shares) of generating costs, which include depreciation, operation and maintenance expenses, the estimated cost of decommissioning, and a return on invested capital. These costs are recorded as purchased power expense and recovered through the companies' rates. The total cost of purchases under these contracts for the units that are operating amounted to $169.0 million in 1993, $145.4 million in 1992, and $127.5 million in 1991. See <F6>
Note 1, "Summary of Significant Accounting Policies--Investments And Jointly Owned Electric Utility Plant" and <F8> Note 3, "Nuclear Decommissioning" for more information on the Yankee companies.

CL&P, PSNH, and WMECO have entered into various arrangements for the purchase of capacity and energy from nonutility generators. Some of these arrangements have terms from 10 to 30 years, and require the companies to purchase the energy at specified prices. For the 12 months ended
December 31, 1993, 14 percent of NU system load requirements was met by cogenerators and small-power producers. The total cost of purchases under these arrangements amounted to $426.8 million in 1993, $323.8 million in 1992, and $241.4 million in 1991. These costs are eventually recovered through the companies' rates.

In an effort to control cost and price increases from nonutility generators, PSNH is in the process of attempting to negotiate contract buyouts with 13 nonutility generators. Settlement agreements have been reached with certain nonutility generators and have been filed with the NHPUC for approval. Negotiations continue with the remaining nonutility generators.

PSNH entered into a buy-back agreement to purchase the capacity and energy of the New Hampshire Electric Cooperative, Inc. (NHEC) and to pay all of NHEC's Seabrook costs for a ten-year period which began July 1, 1990. The total cost of purchases under this agreement was $14.4 million in 1993, $13.8 million in 1992, and $11.6 million in 1991. Part of these costs is collected currently though the FPPAC and part is deferred for future collection in accordance with the Rate Agreement. In connection with the agreement, NHEC agreed to continue as a firm-requirements customer of PSNH for 15 years.

The estimated annual cost of the system's significant purchase power arrangements is provided below:

- -----------------------------------------------------------------------------
                                1994      1995      1996      1997     1998
- -----------------------------------------------------------------------------
                                             (Millions of Dollars)

Yankee
Companies ............         $162.5    $169.0    $187.4    $172.2   $195.5

Nonutility
Generators ...........          463.2     477.4     491.9     502.7    514.2

NHEC .................           14.6      15.2      16.2      24.4     32.4
- -----------------------------------------------------------------------------

HYDRO-QUEBEC

Along with other New England utilities, CL&P, PSNH, WMECO, and HWP entered into agreements to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. CL&P, PSNH, WMECO, and HWP, in the aggregate, are obligated to pay, over a 30-year period, their proportionate share of the annual operation, maintenance, and capital costs of these facilities, which are currently forecast to be $172.1 million for the years 1994-1998, including $37.2 million for 1994.

GREAT BAY POWER CORPORATION

CL&P and The United Illuminating Company, an unaffiliated company, have agreed to make certain advances up to $20 million to cover shortfalls in the funding of the 12.13 percent ownership interest in Seabrook 1 of Great Bay Power Corporation, an unaffiliated company. CL&P's share of this commitment is limited to 60 percent of the advances, or $12 million. As of December 31, 1993, $1,047,000 of advances from CL&P were outstanding under this agreement.

PROPERTY TAXES

PSNH and CY have significant court appeals pending for property tax assessments in the towns of Bow, New Hampshire, and Haddam, Connecticut, respectively, concerning production plant. In each case, the central issue is the fair market value of utility property. The company believes that properly derived assessments that recognize the effect of rate regulation will result in fair market values that approximate net book cost. This is the assessment level that taxing authorities are predominantly using throughout Connecticut, Massachusetts, and some of New Hampshire. However, towns such as Bow and Haddam advocate a method that approximates reproduction cost. The company estimates that, for the assessments in the towns where the appeals are pending, the change to a reproduction cost-methodology could result in property tax valuations approximately three times greater than values approximating net book cost. Although PSNH and CY are currently paying property taxes based on the higher assessments, to date, the higher assessments have not had a material adverse effect on them or the company.

The company believes that assessment levels that approximate net book cost accurately reflect the fair market value of regulated utility property. However, because of uncertainties associated with the court appeals and the potential impact of adverse court decisions on property tax assessment policy in New Hampshire and Connecticut, the company cannot estimate the potential effects of adverse court decisions on future results of operations or financial condition. However, the company believes that, based upon past regulatory practices, it would be allowed to recover any increased property tax assessments prospectively beginning at the time new rates are established.

<F14>
9.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

CASH, SPECIAL DEPOSITS, AND NUCLEAR DECOMMISSIONING TRUSTS: The carrying amounts approximate fair value.

PREFERRED STOCK AND LONG-TERM DEBT: The fair value of the system's fixed-rate securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value.

The carrying amounts of the system's financial instruments and the estimated fair values are as follows:

- -----------------------------------------------------------------------------
                                                    Carrying          Fair
At December 31, 1993                                 Amount           Value
- -----------------------------------------------------------------------------
                                                     (Thousands of Dollars)

Preferred stock not subject to
  mandatory redemption .................           $  239,700      $  202,826

Preferred stock subject to
  mandatory redemption .................              382,000         407,990

Long-term debt --
  First Mortgage Bonds .................            2,537,719       2,632,983
  Other long-term debt .................            1,935,271       2,055,433
- -----------------------------------------------------------------------------
                                                    Carrying          Fair
At December 31, 1992                                 Amount           Value
- -----------------------------------------------------------------------------
                                                     (Thousands of Dollars)

Preferred stock not subject to
  mandatory redemption .................           $  304,696      $  257,510

Preferred stock subject to
  mandatory redemption .................              353,500         378,730

Long-term debt --
  First Mortgage Bonds .................            2,553,135       2,675,251
  Other long-term debt .................            2,041,632       2,141,154
- -----------------------------------------------------------------------------

The fair values shown above have been reported to meet disclosure requirements and do not purport to represent the amounts that those obligations would be settled at.

In May 1993, the FASB issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities
(SFAS 115)." SFAS 115 requires companies to disclose the classification of investments in debt or equity securities based on management's intent and ability to hold the security. SFAS 115 also requires disclosure of the aggregate fair value, gross unrealized holding gains, gross unrealized holding losses and amortized cost basis by major security type. Effective January 1, 1994, the system will adopt SFAS 115 on a prospective basis. NU anticipates that the adoption of SFAS 115 will not have a material impact on future results of operations or financial position.

CONSOLIDATED STATEMENTS OF QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                      QUARTER ENDED
1993 <F15>(a)                       March 31      June 30    September 30
December 31
                                    --------      -------    ------------
- -----------
                                       (Thousands of Dollars, except per share
data)
Operating Revenues ..............   $958,192      $853,769      $915,239
$901,893
                                    ========      ========      ========
========
Operating Income.................   $125,079      $ 89,510      $l02,725
$134,361
                                    ========      ========      ========
========
Net Income.......................   $112,447      $ 14,759      $ 46,421     $
76,326
                                    ========      ========      ========
========
Earnings Per Common Share .......   $   0.91      $   0.12      $   0.37     $
 0.62
                                    ========      ========      ========
========






1992 <F16>(b)
Operating Revenues ..............   $762,730      $718,746      $847,873
$887,525
                                    ========      ========      ========
========
Operating Income.................   $112,690      $104,291      $115,077
$108,372
                                    ========      ========      ========
========
Net Income ......................   $ 75,018      $ 64,426      $ 61,355     $
55,255
                                    ========      ========      ========
========
Earnings Per Common Share........   $   0.63      $   0.50      $   0.47     $
 0.43
                                    ========      ========      ========
========






CONSOLIDATED GENERAL OPERATING STATISTICS
                                   1993  1992<F16>(b)   1991     1990     1989
                                   ----  -----------    ----     ----     ----
System Capability-MW (c)<F17>..    7,795.3   7,823.2   5,916.2   5,909.6
5,963.7
System Peak Demand-MW..........    6,191.0   5,781.0   4,999.8   4,753.9
4,858.0
Nuclear Capacity-MW(c)<F17>....    3,110.0   2,981.1   2,380.0   2,459.5
2,397.1
Nuclear Capacity Factor(%)(d)<F18>    80.8      63.7      50.6      69.4
68.6
Nuclear Contribution to Total
  Energy Requirements (%) (c)<F17>    62.1      48.5      43.5      57.5
56.8

<F15>(a) Amounts have been restated from those previously reported due to the adoption in the fourth
         quarter of 1993 of a change in accounting for the company's ESOP, effective January 1,1993.
<F16>(b) Effective with the June 5, 1992 acquisition of PSNH, the consolidated financial and
         statistical information of NU includes, on a prospective basis, the operations of PSNH and
         NAEC.
<F17>(c) Includes the system's entitlements in regional nuclear generating companies, net of capacity
         sales and purchases.
<F18>(d) Represents the average capacity factor for the nuclear units operated by the NU system.




SELECTED CONSOLIDATED FINANCIAL DATA


                                              1993     1992<F19>(a)      1991
     1990
                                              ----     ------------      ----
     ----
                                      (Thousands of Dollars, except percentages
and share data)
BALANCE SHEET DATA:
Net Utility Plant--
 Continuing Operations................   $ 6,669,661   $ 6,719,652 $  5,257,567
$  5,265,168
 Discontinued Gas Plant ..............         --           --           --
       --
Total Assets .........................    10,668,164     9,724,340    6,781,746
  6,601,371
Total Capitalization <F20>(b).........     7,309,898     7,421,592    5,138,426
  4,965,859
Obligations Under Capital Leases <F20>(b)    243,760       266,100      279,729
    319,548

INCOME DATA:
Continuing Operations:
 Operating Revenues...................   $ 3,629,093   $ 3,216,874 $  2,753,803
$ 2,616,319
 Net Income.......................<F21>      249,953(c)    256,054      236,709
    211,007
 Earnings per Common Share........<F21>        $2.02(c)      $2.02        $2.12
      $1.94
Discontinued Gas Operations:
 Operating Revenues...................   $     --      $     --    $      --
 $     --
 Net Income...........................         --            --           --
       --
 Earnings per Common Share ...........   $     --      $     --    $      --
 $     --
COMMON SHARE DATA:
 Earnings per Share...............<F21>        $2.02(c)      $2.02        $2.12
      $1.94
 Dividends per Share .................         $1.76         $1.76        $1.76
      $1.76
 Payout Ratio (%).....................          87.1          87.1         83.0
       90.7
 Number of Shares
  Outstanding--Average............<F22>   123,947,631(d)130,403,488 111,453,550
109,003,818
 Market Price--High...................       $28 7/8       $26 3/4      $24 3/8
     $22 5/8
 Market Price--Low....................       $22           $22 1/2      $19
       $17 7/8
 Market Price--Closing Price
   (end of year) .....................       $23 3/4       $26 l/2      $23 5/8
     $20
 Book Value per Share(end of year)....       $17.89        $16.24       $15.73
      $16.34
 Rate of Return Earned on Average
   Common Equity (%) .................         11.4          12.7        13.0
        12.0
 Dividend Yield (end of year) (%) ....          7.4           6.6         7.4
         8.8
 Market-to-Book Ratio (end of year)...          1.3           1.6         1.5
         1.2
 Price-Earnings Ratio (end of year)...         11.8          13.1        11.1
        10.3

CAPITALIZATION: <F20> (b)
  Common Shareholders' Equity.........   $ 2,224,088    $ 2,173,977 $  1,876,074
$  l,790,758
  Preferred Stock Not Subject
    to Mandatory Redemption...........       239,700        304,696      394,695
    394,695
  Preferred Stock Subject to
    Mandatory Redemption .............       382,000        353,500      170,394
    176,892
  Long-Term Debt......................     4,464,110      4,589,419    2,697,263
  2,603,514
                                         -----------    -----------  -----------
 -----------
  Total Capitalization ...............   $ 7,309,898    $ 7,421,592 $  5,138,426
$  4,965,859
                                         ===========    ===========  ===========
===========

<F19>(a) Effective with the June 5, 1992 acquisition of PSNH, the consolidated financial and
         statistical information of NU includes, on a prospective basis, the operations of PSNH and
          NAEC.
<F20>(b) Includes portions due within one year.
<F21>(c) Includes the cumulative effect of change in accounting for municipal property tax expense.
<F22>(d) Decease in the number of shares results from a change in accounting for
Employee Stock
         Ownership Plan shares.


                                              1989         1988         1987
    1986
                                              ----         ----         ----
    ----

                                     (Thousands of Dollars, except percentages
and share data)
BALANCE SHEET DATA:
Net Utility Plant--
 Continuing Operations................ $   5,237,805  $  5,267,629  $  5,229,242
$  5,120,812
 Discontinued Gas Plant ..............         --          254,587       237,903
     224,581
Total Assets .........................     6,523,202     6,764,608     6,663,794
   6,299,755
Total Capitalization <F20>(b).........     4,954,083     5,123,504     4,956,080
   4,743,914
Obligations Under Capital Leases <F20>(b)    341,246       410,352       432,714
     441,183

INCOME DATA:
Continuing Operations:
 Operating Revenues................... $   2,473,571  $  2,268,607  $  2,038,554
$  2,006,842
 Net Income...........................       203,225       224,844       214,529
     171,234
 Earnings per Common Share............         $1.87         $2.07         $1.97
       $1.58
Discontinued Gas Operations:
 Operating Revenues................... $     124,229   $   200,243   $   202,816
$    203,814
 Net Income...........................         5,858         9,078        14,616
      10,705
 Earnings per Common Share ...........         $0.05         $0.08         $0.14
       $0.10

COMMON SHARE DATA:
 Earnings per Share...................         $1.92         $2.15         $2.11
       $1.68
 Dividends per Share .................         $1.76         $1.76         $1.76
       $1.68
 Payout Ratio (%).....................         91.7          81.9          83.4
        100.0
 Number of Shares
  Outstanding--Average................   108,669,106   108,669,106   108,669,106
 108,352,517
 Market Price--High...................        $23           $23 1/8       $28
        $28 1/4
 Market Price--Low....................        $18 1/2       $18 1/4       $18
        $17 3/8
 Market Price--Closing Price
   (end of year) .....................       $22 1/2        $19 7/8       $20
1/4       $24 1/4
 Book Value per Share(end of year)....       $16.13         $16.90        $16.53
      $16.24
 Rate of Return Earned on Average
   Common Equity (%) .................        11.8           13.0          12.8
        10.4
 Dividend Yield (end of year) (%) ....         7.8            8.9           8.7
         6.9
 Market-to-Book Ratio (end of year)...         1.4            1.2           1.2
         1.5
 Price-Earnings Ratio (end of year)...        11.7            9.2           9.6
        14.4

 CAPITALIZATION:  <F20>(b)
  Common Shareholders' Equity......... $   1,752,395  $  1,837,034  $  1,796,293
$  l,765,090
  Preferred Stock Not Subject
    to Mandatory Redemption...........       394,695       344,695       291,195
     291,195
  Preferred Stock Subject to
    Mandatory Redemption .............       181,892       111,832       205,832
     166,832
  Long-Term Debt......................     2,625,101     2,829,943     2,662,760
   2,520,797
                                         -----------   -----------   -----------
 -----------
  Total Capitalization ............... $   4,954,083  $  5,123,504  $  4,956,080
$  4,743,914
                                         ===========   ===========   ===========
 ===========

      51.1

                                              1985         1984
                                              ----         ----
                          (Thousands of Dollars, except percentages and share
data)


BALANCE SHEET DATA:
Net Utility Plant--
 Continuing Operations................   $ 5,204,687   $ 4,650,428
 Discontinued Gas Plant ..............       214,115       204,187
Total Assets .........................     6,147,720     5,507,040
Total Capitalization .................     4,681,995     4,319,404
Obligations Under Capital Leases<F20>(b)     440,587       392,593

INCOME DATA:
Continuing Operations:
 Operating Revenues...................   $ 1,969,225   $ 2,030,557
 Net Income...........................       277,768       276,615
 Earnings per Common Share............         $2.62         $2.73
Discontinued Gas Operations:
 Operating Revenues...................   $   220,010   $  224,430
 Net Income...........................        10,773       12,323
 Earnings per Common Share ...........         $0.10        $0.12

COMMON SHARE DATA:
 Earnings per Share...................         $2.72        $2.85
 Dividends per Share .................         $1.58        $1.48
 Payout Ratio (%).....................         58.1          51.9
 Number of Shares
  Outstanding--Average...............     106,221,131   101,398,235
 Market Price--High..................         $18 3/4       $14 3/4
 Market Price--Low....................        $13 3/4       $10 5/8
 Market Price--Closing Price
   (end of year) .....................        $17 3/4       $14 1/4
 Book Value per Share(end of year)....        $16.21        $15.07
 Rate of Return Earned on Average
   Common Equity (%) .................         17.4          19.8
 Dividend Yield (end of year) (%) ....          8.9          10.4
 Market-to-Book Ratio (end of year)...          1.1           0.9
 Price-Earnings Ratio (end of year)...          6.5           5.0

CAPITALIZATION: <F20>(b)
  Common Shareholders' Equity.........   $ 1,738,871   $ 1,575,705
  Preferred Stock Not Subject
    to Mandatory Redemption...........       291,195       291,195
  Preferred Stock Subject to
    Mandatory Redemption .............       185,833       186,978
  Long-Term Debt......................     2,466,096     2,265,526
                                         -----------   -----------
  Total Capitalization ...............   $ 4,681,995   $ 4,319,404
                                         ===========   ===========

      51.2

CONSOLIDATED ELECTRIC OPERATING STATISTICS


                                               1993      1992<F23>(a)     1991
      1990
                                               ----      ------------     ----
      ----
SOURCE OF ELECTRIC ENERGY:
 (kWh-millions) <F24>(b)
 Nuclear--Steam........................        22,965       15,520      11,062
     17,724
 Fossil--Steam.........................         7,676        6,784       6,179
      6,829
 Hydro--Conventional...................         1,140        1,076         994
      1,174
 Hydro--Pumped Storage.................         1,269        1,221       1,173
      1,250
 Internal Combustion...................             8            9          25
         11
 Energy Used for Pumping ..............        (1,749)      (1,671)     (1,605)
    (1,688)
                                               ------       ------      ------
     ------
    Net Generation.....................        31,309       22,939      17,828
     25,300

 Purchased and Net Interchange.........        10,499       14,165      13,430
      6,249
 Company Use and Unaccounted for ......        (2,591)      (2,028)     (1,958)
    (1,938)
                                               ------       ------      ------
     ------
    Net Energy Sold....................        39,217       35,076      29,300
     29,611
                                               ======       ======      ======
     ======
REVENUE: (thousands)
 Residential...........................    $1,385,818   $1,213,140  $  995,098
 $  938,032
 Commercial............................     1,043,125      943,832     828,117
    788,478
 Industrial............................       649,876      554,587     419,003
    410,125
 Other Utilities ......................       383,129      346,791     366,231
    346,087
 Streetlighting and Railroads..........        45,480       43,296      38,656
     37,195
 Miscellaneous.........................        60,008       59,465      49,539
     42,882
                                           ----------   ----------  ----------
 ----------
     Total Electric ...................     3,567,436    3,161,111   2,696,644
  2,562,799
 Other.................................        61,657       55,763      57,159
     53,520
                                           ----------   ----------  ----------
 ----------
     Total.............................    $3,629,093   $3,216,874  $2,753,803
 $2,616,319
                                           ==========   ==========  ==========
 ==========
SALES: (kWh-millions)
 Residential..........................         11,988       10,839       9,518
      9,500
 Commercial...........................         10,304        9,608       8,900
      8,981
 Industrial...........................          7,572        6,593       5,208
      5,448
 Other Utilities .....................          9,046        7,733       5,388
      5,394
 Streetlighting and Railroads.........            307          303         286
        288
                                               ------       ------      ------
     ------
     Total............................         39,217       35,076      29,300
     29,611
                                               ======       ======      ======
     ======
 CUSTOMERS: (average)
  Residential.........................      1,503,182    1,351,019   1,150,357
  1,145,142
  Commercial..........................        155,487      132,680     102,867
    102,900
  Industrial..........................          6,272        5,774       5,067
      5,114
  Other...............................          3,793        3,581       3,305
      3,283
                                            ---------    ---------   ---------
  ---------
     Total............................      1,668,734    1,493,054   1,261,596
  1,256,439
                                            =========    =========   =========
  =========
AVERAGE ANNUAL USE PER RESIDENTIAL
  CUSTOMER (kWh)......................          7,987        8,129       8,285
      8,304

AVERAGE ANNUAL BILL PER RESIDENTIAL
  CUSTOMER............................        $923.32      $909.80     $866.20
    $819.94

AVERAGE REVENUE PER kWh:
  Residential.........................      11.56 cents  11.19 cents  10.45cents
9.87 cents
  Commercial..........................      10.12         9.82         9.30
   8.78
  Industrial..........................       8.58         8.41         8.05
   7.53


<F23>(a) Effective with the June 5, 1992 acquisition of PSNH, the consolidated financial and
         statistical information of NU includes, on a prospective basis, the operations of PSNH and
         NAEC.
<F24>(b) Generated in system and regional nuclear generating plants.



                                               1989         1988         1987
      1986
                                               ----         ----         ----
      ----
SOURCE OF ELECTRIC ENERGY:
 (kWh-millions)<F24> (b)
 Nuclear--Steam........................       17,119       19,146      18,019
     16,624
 Fossil--Steam.........................        8,956        8,805       7,912
      9,048
 Hydro--Conventional...................          956          825         866
        895
 Hydro--Pumped Storage.................        1,194        1,111         973
        950
 Internal Combustion...................           77           84          39
         33
 Energy Used for Pumping ..............       (1,629)      (1,509)     (1,322)
    (1,293)
                                              ------       ------      ------
     ------
    Net Generation.....................       26,673       28,462      26,487
     26,257

 Purchased and Net Interchange.........        5,178        2,456       2,585
      3,328
 Company Use and Unaccounted for ......       (2,304)      (2,333)     (2,082)
    (2,050)
                                              ------       ------      ------
     ------
    Net Energy Sold....................       29,547       28,585      26,990
     27,535
                                              ======       ======      ======
     ======
REVENUE: (thousands)
 Residential...........................   $  898,471   $  838,011   $ 780,866
 $  741,838
 Commercial............................      734,709      673,819     630,678
    602,924
 Industrial............................      391,661      366,517     353,394
    350,310
 Other Utilities ......................      301,045      227,653     203,642
    234,222
 Streetlighting and Railroads..........       35,499       33,151      32,318
     34,741
 Miscellaneous.........................       64,282       82,169     (18,146)
    (2,464)
                                          ----------   ----------  ----------
 ----------
     Total Electric ...................    2,425,667    2,221,320   1,982,752
  1,961,571
 Other.................................       47,904       47,287      55,802
     45,271
                                          ----------   ----------  ----------
 ----------
     Total.............................   $2,473,571   $2,268,607  $2,038,554
 $2,006,842
                                          ==========   ==========  ==========
 ==========
SALES: (kWh-millions)
 Residential..........................         9,594        9,412       8,825
      8,274
 Commercial...........................         8,757        8,585       8,151
      7,676
 Industrial...........................         5,557        5,535       5,449
      5,394
 Other Utilities .....................         5,351        4,771       4,284
      5,883
 Streetlighting and Railroads.........           288          282         281
        308
                                              ------       ------      ------
     ------
     Total............................        29,547       28,585      26,990
     27,535
                                              ======       ======      ======
     ======
 CUSTOMERS: (average)
  Residential.........................     1,134,588    1,117,356   1,091,539
  1,063,998
  Commercial..........................       101,301       98,095      94,164
     90,924
  Industrial..........................         5,090        5,063       5,084
      5,102
  Other...............................         3,277        3,222       3,120
      3,096
                                           ---------    ---------   ---------
  ---------
     Total............................     1,244,256    1,223,736   1,193,907
  1,163,120
                                           =========    =========   =========
  =========
AVERAGE ANNUAL USE PER RESIDENTIAL
  CUSTOMER (kWh)......................         8,460        8,418       8,061
      7,746

AVERAGE ANNUAL BILL PER RESIDENTIAL
  CUSTOMER............................       $792.28      $749.54     $713.24
    $694.51

AVERAGE REVENUE PER kWh:
  Residential.........................     9.36 cents   8.90 cents   8.85cents
 8.97 cents
  Commercial..........................     8.39         7.85         7.74
  7.85
  Industrial..........................     7.05         6.62         6.49
  6.49


      53.1

                                               1985         1984
                                               ----         ----
SOURCE OF ELECTRIC ENERGY:
 (kWh-millions) <F24>(b)
 Nuclear--Steam........................        11,453       13,711
 Fossil--Steam.........................         8,325        9,065
 Hydro--Conventional...................           726          840
 Hydro--Pumped Storage.................           925          875
 Internal Combustion...................            16           34
 Energy Used for Pumping ..............        (1,287)      (1,199)
                                               ------       ------
    Net Generation.....................        20,158       23,326

 Purchased and Net Interchange.........         5,398        2,916
 Company Use and Unaccounted for ......        (1,859)      (1,793)
                                               ------       ------
    Net Energy Sold....................        23,697       24,449
                                               ======       ======
REVENUE: (thousands)
 Residential...........................    $  750,076   $  754,075
 Commercial............................       606,414      589,898
 Industrial............................       371,079      381,289
 Other Utilities ......................       165,071      216,227
 Streetlighting and Railroads..........        34,899       32,252
 Miscellaneous.........................         9,698       29,340
                                           ----------   ----------
     Total Electric ...................     1,937,237    2,003,081
 Other.................................        31,988       27,476
                                           ----------   ----------
     Total.............................    $1,969,225   $2,030,557
                                           ==========   ==========
SALES: (kWh-millions)
 Residential..........................          7,837        7,804
 Commercial...........................          7,185        6,904
 Industrial...........................          5,286        5,374
 Other Utilities .....................          3,094        4,113
 Streetlighting and Railroads.........            295          254
                                               ------       ------
     Total............................         23,697       24,449
                                               ======       ======
 CUSTOMERS: (average)
  Residential.........................      1,041,254    1,021,871
  Commercial..........................         88,031       85,658
  Industrial..........................          5,087        5,022
  Other...............................          3,067        3,025
                                            ---------    ---------
     Total............................      1,137,439    1,115,576
                                            =========    =========
AVERAGE ANNUAL USE PER RESIDENTIAL
  CUSTOMER (kWh)......................          7,492        7,596

AVERAGE ANNUAL BILL PER RESIDENTIAL
  CUSTOMER............................        $717.06      $734.00

AVERAGE REVENUE PER kWh:
  Residential.........................      9.57 cents   9.66 cents
  Commercial..........................      8.44         8.54
  Industrial..........................      7.02         7.10

      53.2

SHAREHOLDER INFORMATION

SHAREHOLDERS

As of January 31, 1994, there were 144,741 common shareholders of record of Northeast Utilities holding an aggregate of 134,207,604 common shares.

COMMON SHARE INFORMATION

The common shares of Northeast Utilities are listed on the New York Stock Exchange. The ticker symbol is "NU," although it is frequently presented as "Noeast Util" in various financial publications. The high and low sales prices and dividends paid for the past two years, by quarters, are shown below:

- -------------------------------------------------------
                                            Quarterly
                                            Dividend
Year     Quarter     High       Low         Per Share
- -------------------------------------------------------

1993     First       $28 7/8    $25 1/2       $0.44
         Second       28 3/4     25 1/4        0.44
         Third        28 1/8     26 1/4        0.44
         Fourth       27 3/8     22            0.44


1992     First       $24 7/8    $22 1/2       $0.44
         Second       24 3/4     22 3/4        0.44
         Third        26 5/8     23 7/8        0.44
         Fourth       26 3/4     24 7/8        0.44
- -------------------------------------------------------

DIVIDEND REINVESTMENT PLAN

The company has a Dividend Reinvestment Plan under which common shareholders may use their dividends to purchase additional common shares.

Northeast Utilities Service Company, Shareholder Services, P.O. Box 5006, Hartford, Connecticut 06102-5006, is the company's dividend-paying agent and administers its Dividend Reinvestment Plan.

ANNUAL MEETING

The annual meeting of shareholders of Northeast Utilities will be held on Tuesday, May 24, 1994, at 10 a.m., at La Renaissance, East Windsor, Connecticut, which is located at Exit 44 (East Windsor) of Interstate 91.

TRANSFER AGENTS AND REGISTRARS

Northeast Utilities Service Company
Shareholder Services
P.O. Box 5006
Hartford, Connecticut 06102-5006

State Street Bank and Trust Company
Corporate Stock Transfer Department
P.O. Box 8200
Boston, Massachusetts 02266-8200

FORM 10-K

Northeast Utilities will provide shareholders a copy of its 1993 Annual Report to the Securities and Exchange Commission on Form 10-K, including the financial statements and schedules thereto, without charge, upon receipt of a written request sent to:

     Theresa H. Allsop
     Assistant Secretary
     Northeast Utilities
     P.O. Box 270
     Hartford, Connecticut 06141-0270