Form 10-K, Exhibit 13
period 1993-12-31
NORTHEAST UTILITIES; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1994-03-25
CIK 72741, 23426, 106170, 315256, 880416

Exhibit 13.2


                                   1993



                              ANNUAL REPORT






                  ---------------------------------------
                  THE CONNECTICUT LIGHT AND POWER COMPANY
                  ---------------------------------------
      1993 Annual Report


                  The Connecticut Light and Power Company


                                   Index


Contents                                                         Page
- --------                                                         ----

Balance Sheets. . . . . . . . . . . . . . . . . . . . . .        1-2

Statements of Income. . . . . . . . . . . . . . . . . . .         3

Statements of Cash Flows. . . . . . . . . . . . . . . . .         4

Statements of Common Stockholder's Equity . . . . . . . .         5

Notes to Financial Statements . . . . . . . . . . . . . .        6-30

Report of Independent Public Accountants. . . . . . . . .         31

Management's Discussion and Analysis of Financial
  Condition and Results of Operations . . . . . . . . . .       32-39

Selected Financial Data . . . . . . . . . . . . . . . . .        40

Statements of Quarterly Financial Data. . . . . . . . . .        40

Statistics. . . . . . . . . . . . . . . . . . . . . . . .        41

Preferred Stockholder and Bondholder Information. . . . .     Back Cover
THE CONNECTICUT LIGHT AND POWER COMPANY

BALANCE SHEETS


At December 31,                                          1993       1992
- -----------------------------------------------------------------------------

                                                      (Thousands of Dollars)
ASSETS
- ------

Utility Plant, at original cost:
  Electric.........................................  $5,936,344   $ 5,822,783
     Less: Accumulated provision for depreciation..   2,010,962     1,827,024
                                                     -----------  -----------
                                                      3,925,382     3,995,759
  Construction work in progress....................     121,177       110,081
  Nuclear fuel, net................................     156,878       167,816
                                                     -----------  -----------
      Total net utility plant......................   4,203,437     4,273,656
                                                     -----------  -----------

Other Property and Investments:
  Nuclear decommissioning trusts, at cost..........     147,657       121,888
  Investments in regional nuclear generating
   companies and subsidiary companies, at equity...      53,951        53,717
  Other, at cost...................................      14,184        14,198
                                                     -----------  -----------
                                                        215,792       189,803
                                                     -----------  -----------

Current Assets:
  Cash and special deposits  <F2>(Note 1)..........       2,283        12,104
  Receivables, less accumulated provision for
    uncollectible accounts of $10,816,000 in 1993
    and $8,358,000 in 1992.........................     210,805       231,614
  Receivables from affiliated companies............      29,687         4,804
  Accrued utility revenues.........................      97,662        92,366
  Fuel, materials, and supplies, at average cost...      60,247        72,199
  Recoverable energy costs, net--current
    portion <F2>(Note 1)...........................       9,985        77,002
  Prepayments and other............................      33,697        31,875
                                                     -----------  -----------
                                                        444,366       521,964
                                                     -----------  -----------

Deferred Charges:
  Regulatory asset--income taxes  <F2>(Note 1).....   1,026,046         -
  Deferred costs--nuclear plants <F2>(Note 1)......     185,909       199,914
  Unrecovered contract obligation-YAEC <F4>(Note 3)      84,526        98,559
  Deferred conservation and load-management costs..     111,442        87,487
  Recoverable energy costs, net <F2>(Note 1).......      26,311        82,423
  Deferred DOE assessment <F2>(Note 1).............      39,279        41,730
  Unamortized debt expense.........................       8,971        10,497
  Amortizable property investment..................       6,228         8,720
  Other............................................      45,073        68,053
                                                     -----------  -----------
                                                      1,533,785       597,383
                                                     -----------  -----------






      Total Assets.................................  $6,397,380    $5,582,806
                                                     ===========  ===========

The accompanying notes are an integral part of these financial statements.

THE CONNECTICUT LIGHT AND POWER COMPANY

BALANCE SHEETS


At December 31,                                            1993          1992
- ------------------------------------------------------------------------------

                                                      (Thousands of Dollars)
CAPITALIZATION AND LIABILITES
- -----------------------------

Capitalization:
  Common stock, $10 par value--authorized
     24,500,000 shares; outstanding 12,222,930
     shares in 1993 and 1992.........................  $  122,229   $  122,229
  Capital surplus, paid in...........................     630,271      634,851
  Retained earnings..................................     750,719      748,817
                                                      -----------   -----------
        Total common stockholder's equity............   1,503,219    1,505,897
  Cumulative preferred stock--
       $50 par value--authorized 9,000,000 shares;
       outstanding 5,424,000 shares in 1993 and
       5,123,925 in 1992
       $25 par value--authorized 8,000,000 shares;
       outstanding 5,000,000 shares in 1993 and
       7,000,000 shares in 1992
       Not subject to mandatory redemption <F6>(Note 5)   166,200      231,196
       Subject to mandatory redemption <F7> (Note 6).     230,000      197,500
  Long-term debt  <F8>(Note 7).......................   1,743,260    1,930,832
                                                      -----------   -----------
           Total capitalization......................   3,642,679    3,865,425
                                                      -----------   -----------

Obligations Under Capital Leases.....................     121,892      136,800
                                                      -----------   -----------

Current Liabilities:
  Notes payable to banks.............................      95,000       96,500
  Notes payable to affiliated company................       1,250          -
  Commercial paper...................................        -         109,240
  Long-term debt and preferred stock--current
     portion.........................................     314,020      159,604
  Obligations under capital leases--current
     portion.........................................      55,526       60,604
  Accounts payable...................................     117,858      108,797
  Accounts payable to affiliated companies...........      52,179       55,808
  Accrued taxes......................................      36,114      118,132
  Accrued interest...................................      29,669       32,829
  Other..............................................      32,287       17,185
                                                      -----------   -----------
                                                          733,903      758,699
                                                      -----------   -----------

Deferred Credits:
  Accumulated deferred income taxes <F2>(Note 1).....   1,575,965      475,355
  Accumulated deferred investment tax credits........     154,701      165,710
  Deferred contract obligation--YAEC <F4>(Note 3)....      84,526       98,559
  Deferred DOE obligation <F2>(Note 1)...............      31,523       41,730
  Other..............................................      52,191       40,528
                                                      -----------   -----------
                                                        1,898,906      821,882
                                                      -----------   -----------

Commitments and Contingencies <F12>(Note 11)

           Total Capitalization and Liabilities......  $6,397,380   $5,582,806
                                                      ===========   ===========

The accompanying notes are an integral part of these financial statements.

THE CONNECTICUT LIGHT AND POWER COMPANY

STATEMENTS OF INCOME


For the Years Ended December 31,                       1993        1992    1991
- -----------------------------------------------------------------------------
- -----------
                                                            (Thousands of
Dollars)

Operating Revenues................................ $2,366,050  $2,316,451
$2,275,737
                                                   -----------  -----------
- -----------
Operating Expenses:
  Operation--
    Fuel, purchased and net interchange
      power.......................................    657,121     598,287
559,131
    Other.........................................    641,402     605,675
614,440
  Maintenance.....................................    180,403     197,460
184,727
  Depreciation....................................    219,776     209,884
198,597
  Amortization of regulatory assets, net..........    112,353      73,456
55,693
  Federal and state income taxes
    <F9>(Note 8)..................................    144,547     172,236
173,102
  Taxes other than income taxes...................    170,353     171,642
166,212
                                                   -----------  -----------
- -----------
     Total operating expenses.....................  2,125,955   2,028,640
1,951,902
                                                   -----------  -----------
- -----------
Operating Income..................................    240,095     287,811
323,835
                                                   -----------  -----------
- -----------
Other Income:
  Deferred nuclear plants return--
     other funds..................................     23,537      35,396
36,714
  Equity in earnings of regional
    nuclear generating companies..................      6,193       8,014
 8,021
  Other, net......................................     (1,044)      6,964
 9,226
  Income taxes--credit............................      4,859      11,171
13,004
                                                   -----------  -----------
- -----------
     Other income, net............................     33,545      61,545
66,965
                                                   -----------  -----------
- -----------
     Income before interest charges...............    273,640     349,356
390,800
                                                   -----------  -----------
- -----------
Interest Charges:
  Interest on long-term debt......................    134,263     151,314
166,256
  Other interest..................................      9,654       4,205
 1,542
  Deferred nuclear plants return--
    borrowed funds <F2>(Note 1)...................    (13,979)    (12,877)
(17,816)
                                                   -----------  -----------
- -----------
     Interest charges, net........................    129,938     142,642
149,982
                                                   -----------  -----------
- -----------
Income before cumulative effect of
  accounting change...............................    143,702     206,714
240,818
Cumulative effect of accounting change <F2>(Note 1)    47,747        -
  -
                                                   -----------  -----------
- -----------
Net Income........................................ $  191,449  $  206,714   $
240,818
                                                   ===========  ===========
===========

The accompanying notes are an integral part of these financial statements.

The Connecticut Light and Power Company
STATEMENTS OF CASH FLOWS


- -----------------------------------------------------------------------------
- ---------------
For the Years Ended December 31,                                  1993      1992
     1991
                                                                ---------
- ---------  ---------
                                                                   (Thousands
of Dollars)
   Cash Flows From Operations:
     Net Income .............................................. $ 191,449 $
206,714  $ 240,818
     Adjusted for the following:
      Depreciation............................................   226,951
223,058    204,534
      Deferred income taxes and investment tax credits, net...   (20,188)
72,138    107,599
      Deferred nuclear plants return, net of amortization.....    58,740
10,071     (3,529)
      Deferred energy costs, net of amortization..............   123,129
(22,408)  (119,629)
      Deferred conservation and load-management,
       net of amortization....................................   (23,955)
(31,989)   (47,402)
      Other sources of cash...................................    81,386
13,256     37,143
      Other uses of cash......................................   (26,431)
(66,494)   (38,730)
      Changes in working capital:
       Receivables and accrued utility revenues...............    (9,370)
245    (36,882)
       Fuel, materials, and supplies..........................    11,951
1,296     24,735
       Accounts payable.......................................     5,433
(18,067)    52,029
       Accrued taxes..........................................   (82,018)
15,344    (42,228)
       Other working capital (excludes cash)..................     9,754
7,154     12,462
                                                                ---------
- ---------  ---------
   Net Cash Flows From Operations.............................   546,831
410,318    390,920
                                                                ---------
- ---------  ---------
   Cash Flows Used For Financing Activities:
     Long-term debt...........................................   740,500
491,000        -
     Preferred stock..........................................    80,000
75,000        -
     Financing expenses.......................................    (2,393)
(9,825)       -
     Net increase (decrease) in short-term debt...............  (109,490)
15,240    108,385
     Reacquisitions and retirements of long-term debt.........
       and preferred stock....................................  (886,969)
(523,123)   (90,877)
     Cash dividends on preferred stock........................   (29,182)
(31,977)   (34,541)
     Cash dividends on common stock...........................  (160,365)
(164,277)  (172,587)
                                                                ---------
- ---------  ---------
   Net cash flows used for financing activities...............  (367,899)
(147,962)  (189,620)
                                                                ---------
- ---------  ---------
   Investment Activities:
     Investment in plant (including capital leases):
       Electric utility plant.................................  (149,308)
(225,901)  (178,670)
       Nuclear fuel...........................................   (13,658)
3,139     (3,432)
                                                                ---------
- ---------  ---------
       Net cash flows used for investments in plant...........  (162,966)
(222,762)  (182,102)
       Other investment activities, net.......................   (25,787)
(32,181)   (18,334)
                                                                ---------
- ---------  ---------
   Net cash flows used for investments........................  (188,753)
(254,943)  (200,436)
                                                                ---------
- ---------  ---------
   Net Increase (Decrease) In Cash for the Period.............    (9,821)
7,413        864
       Cash and special deposits - beginning of period........    12,104
4,691      3,827
                                                                ---------
- ---------  ---------
       Cash and special deposits - end of period.............. $   2,283 $
12,104  $   4,691
                                                                =========
=========  =========
   Supplemental Cash Flow Information:
   Cash paid (received) during the year for:
     Interest, net of amounts capitalized during
     construction............................................. $ 130,592 $
143,957  $ 162,760
                                                                =========
=========  =========
     Income taxes............................................. $ 149,056 $
95,199  $  92,884
                                                                =========
=========  =========
   Increase in obligations:
     Niantic Bay Fuel Trust................................... $  40,140
30,948     14,713
                                                                =========
=========  =========
     Capital leases........................................... $   -         -
       10,500
                                                                =========
=========  =========

   The accompanying notes are an integral part of these financial statements.

THE CONNECTICUT LIGHT AND POWER COMPANY

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY


- -----------------------------------------------------------------------------
- -------
                                                   Capital    Retained
                                         Common    Surplus,   Earnings
                                         Stock     Paid In     <F1>(a)     Total
- -----------------------------------------------------------------------------
- -------
                                                       (Thousands of Dollars)
Balance at January 1, 1991..........   $122,229   $636,175   $ 705,303
$1,463,707

    Net income for 1991.............                           240,818
240,818
    Cash dividends on preferred
      stock.........................                           (34,541)
(34,541)
    Cash dividends on common stock..                          (172,587)
(172,587)
    Capital stock expenses, net.....                 1,027
1,027
                                       ---------  ---------  ----------
- -----------
Balance at December 31, 1991........    122,229    637,202     738,993
1,498,424

    Net income for 1992.............                           206,714
206,714
    Cash dividends on preferred
      stock.........................                           (31,977)
(31,977)
    Cash dividends on common stock..                          (164,277)
(164,277)
    Loss on the retirement of
      preferred stock...............                              (636)
(636)
    Capital stock expenses, net.....                (2,351)
(2,351)
                                       ---------  ---------  ----------
- -----------
Balance at December 31, 1992........    122,229    634,851     748,817
1,505,897

    Net income for 1993.............                           191,449
191,449
    Cash dividends on preferred
      stock.........................                           (29,182)
(29,182)
    Cash dividends on common stock..                          (160,365)
(160,365)
    Capital stock expenses, net.....                (4,580)
(4,580)
                                       ---------  ---------  ----------
- -----------
Balance at December 31, 1993........   $122,229   $630,271   $ 750,719
$1,503,219
                                       =========  =========  ==========
===========


<F1> (a) The company has dividend restrictions imposed by its long-term debt agreements. At December 31, 1993, these restrictions totaled approximately
         $540.0 million.


The accompanying notes are an integral part of these financial statements.

THE CONNECTICUT LIGHT AND POWER COMPANY COMPANY

- ---------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
- ---------------------------------------------------------------------
[FN]
<F2>
1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL
The Connecticut Light and Power Company (CL&P or the company), Western Massachusetts Electric Company (WMECO), Holyoke Water Power Company (HWP), Public Service Company of New Hampshire (PSNH), and North Atlantic Energy Corporation (NAEC) are the operating subsidiaries comprising the Northeast Utilities system (the system) and are wholly owned by Northeast Utilities
(NU).

Other wholly owned subsidiaries of NU provide substantial support services to the system. Northeast Utilities Service Company (NUSCO) supplies centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing, and other services to the system companies. Northeast Nuclear Energy Company (NNECO) acts as agent for system companies in operating the Millstone nuclear generating facilities. Commencing June 29, 1992, North Atlantic Energy Service Corporation (NAESCO) began acting as agent for CL&P and NAEC in operating the Seabrook 1 nuclear facility.

All transactions among affiliated companies are on a recovery of cost basis which may include amounts representing a return on equity, and are subject to approval by various federal and state regulatory agencies.

ACCOUNTING CHANGES
Property Taxes: CL&P adopted a one-time change in the method of accounting for municipal property tax expense for their Connecticut properties. Most municipalities in Connecticut assess property values as of October 1. Prior to January 1, 1993, CL&P accrued Connecticut property tax expense over the period October 1 through September 30 based on the lien-date method. In the first quarter of 1993, these subsidiaries changed their method of accounting for Connecticut municipal property taxes to recognize the expense from July 1 through June 30, to match the payment and services provided by the municipalities. This one-time change increased net income by approximately $47.7 million for CL&P in 1993.

Income Taxes: The company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109), effective January 1, 1993. For more information on this change, see <F2>
Note 1, "Summary of Significant Accounting Policies - Income Taxes."

Postretirement Benefits Other Than Pensions: The company adopted the provisions of Statement of Financial Accounting Standards No. 106, Employer's Accounting for Postretirement Benefits Other Than Pensions (SFAS
106), effective January 1, 1993.  For more information on this change, see
<F11> Note 10, "Postretirement Benefits Other Than Pensions."

ACCOUNTING RECLASSIFICATIONS
Certain amounts in the accompanying financial statements of CL&P for the year ended December 31, 1992 and 1991 have been reclassified to conform with the December 31, 1993 presentation.

PUBLIC UTILITY REGULATION
NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935
Act), and it and its subsidiaries, including the company, are subject to the provisions of the 1935 Act. Arrangements among the system companies, outside agencies, and other utilities covering interconnections, interchange of electric power, and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The company is subject to further regulation for rates and other matters by the FERC and the Connecticut Department of Public Utility Control (DPUC), and follows the accounting policies prescribed by the respective commissions.

REVENUES
Other than special contracts, utility revenues are based on authorized rates applied to each customer's use of electricity. Rates can be changed only through a formal proceeding before the appropriate regulatory commission. At the end of each accounting period, CL&P accrues an estimate for the amount of energy delivered but unbilled.

SPENT NUCLEAR FUEL DISPOSAL COSTS
Under the Nuclear Waste Policy Act of 1982, CL&P must pay the United States Department of Energy (DOE) for the disposal of spent nuclear fuel and high-level radioactive waste. Fees for nuclear fuel burned on or after April 7, 1983 are billed currently to customers and paid to the DOE on a quarterly basis. For nuclear fuel used to generate electricity prior to April 7, 1983 (prior-period fuel), payment may be made anytime prior to the first delivery of spent fuel to the DOE. At December 31, 1993, fees due to the DOE for the disposal of prior-period fuel were approximately $136.1 million, including interest costs of $69.6 million. As of December 31, 1993, approximately $134.5 million had been collected through rates.

Under the Energy Policy Act of 1992 (Energy Act), CL&P is assessed for its proportionate shares of the costs of decontaminating and decommissioning uranium enrichment plants operated by the DOE (D&D assessment). The Energy Act imposes an overall cap of $2.25 billion on the obligation of the commercial power industry and limits the annual special assessment to $150 million each year over a 15-year period beginning in 1993. The Energy Act also requires that regulators treat D&D assessments as a reasonable and necessary cost of fuel, to be fully recovered in rates, like any other fuel cost. The cap and annual recovery amounts will be adjusted annually for inflation. The D&D assessment is allocated among utilities based upon services purchased in prior years. At December 31, 1993, CL&P's remaining share of these costs is estimated to be approximately $39.3 million. CL&P has begun to recover these costs. Accordingly, CL&P has recognized these costs as a regulatory asset, with a corresponding obligation, on its Balance Sheets.

INVESTMENTS AND JOINTLY OWNED ELECTRIC UTILITY PLANT
Regional Nuclear Generating Companies: CL&P owns common stock of four regional nuclear generating companies (Yankee companies). The Yankee companies, with the company's ownership interests, are:


- --------------------------------------------------------------------
     Connecticut Yankee Atomic Power Company (CY). . . . .    34.5%
     Yankee Atomic Electric Company (YAEC) . . . . . . . .    24.5
     Maine Yankee Atomic Power Company (MY). . . . . . . .    12.0
     Vermont Yankee Nuclear Power Corporation (VY) . . . .     9.5

- --------------------------------------------------------------------

CL&P's investments in the Yankee companies are accounted for on the equity basis. The electricity produced by these facilities that are operating is committed to the participants substantially on the basis of their ownership interests and is billed pursuant to contractual agreements. For more information on these agreements, see <F12>
Note 11, "Commitments and Contingencies - Purchased Power Arrangements."

The 173 megawatt (MW) YAEC nuclear power plant was shut down permanently on February 26, 1992. For more information on the Yankee companies, see <F4>
Note 3, "Nuclear Decommissioning."

Millstone 1:  CL&P has an 81 percent joint-ownership interest in Millstone
1, a 660 MW nuclear generating unit. As of December 31, 1993, plant-in-service and the accumulated provision for depreciation included approximately $332 million and $130.8 million, respectively, for CL&P's share of Millstone
1. CL&P's share of Millstone 1 operating expenses is included in the corresponding operating expenses on the accompanying Statements of Income.

Millstone 2: CL&P has an 81 percent joint-ownership interest in Millstone 2, a 875 MW nuclear generating unit. As of December 31, 1993, plant-in-service and the accumulated provision for depreciation included approximately $676 million and $151.5 million, respectively, for CL&P's share of Millstone 2. CL&P's share of Millstone 2 operating expenses is included in the corresponding operating expenses on the accompanying Statements of Income.

Millstone 3: CL&P has a 52.93 percent joint-ownership interest in Millstone 3, a 1,149 MW nuclear generating unit. As of December 31, 1993, plant-in-service and the accumulated provision for depreciation included approximately $1.9 billion and $366.6 million, respectively, for CL&P's share of Millstone 3. CL&P's share of Millstone 3 expenses is included in the corresponding operating expenses on the accompanying Statements of Income.

Seabrook: As of December 31, 1993, CL&P has a 4.06 percent joint-ownership interest in Seabrook 1, a 1,150 MW nuclear generating unit. As of December 31, 1993, plant-in-service and the accumulated provision for depreciation included approximately $173.4 million and $17.7 million, respectively, for CL&P's share of Seabrook 1. CL&P's share of Seabrook 1 expenses is included in the corresponding operating expenses on the accompanying Statements of Income.

DEPRECIATION
The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency. Except for major facilities, depreciation factors are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. For nuclear production plants, the costs of removal, less salvage, that have been funded through external decommissioning trusts will be paid with funds from the trusts and charged to the accumulated reserve for decommissioning included in the accumulated provision for depreciation over the expected service life of the plants. See <F4> Note 3, "Nuclear Decommissioning," for additional information.

The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.8 percent in 1993, 3.7 percent in 1992, and
3.5 percent in 1991.

INCOME TAXES
The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of income subject to tax) is accounted for in accordance with the ratemaking treatment of the applicable regulatory commissions. See <F9> Note 8, "Income Tax Expense," for the components of income tax expenses.

In 1992, the Financial Accounting Standards Board (FASB) issued SFAS 109. SFAS 109 supersedes previously issued income tax accounting standards. The company adopted SFAS 109, on a prospective basis, during the first quarter of 1993. At December 31, 1993, the deferred tax obligation relating to the adoption of SFAS 109 approximated $1.0 billion. As it is probable that the increase in deferred tax liabilities will be recovered from customers through rates, CL&P also established a regulatory asset. SFAS 109 does not permit net-of-tax accounting. Accordingly, the company no longer utilizes net-of-tax accounting for the deferred nuclear plants return-borrowed funds and allowance for funds used during construction (AFUDC) - borrowed funds.

The temporary differences which give rise to the accumulated deferred tax obligation at December 31, 1993, are as follows:

                                                   (Thousands of Dollars)

Accelerated depreciation and other plant-related
  differences. . . . . . . . . . . . . . . . . .         $1,049,849

The tax effect of net regulatory assets. . . . .            434,894

Other. . . . . . . . . . . . . . . . . . . . . .             91,222
                                                         ----------
                                                         $1,575,965
                                                         ==========

ENERGY ADJUSTMENT CLAUSES
Retail electric rates include a fuel adjustment clause (FAC) under which fossil-fuel prices above or below base-rate levels are charged or credited to customers. Administrative proceedings are required each month to approve the FAC charges or credits proposed for the following month. Monthly FAC rates are also subject to retroactive review and appropriate adjustment by the DPUC each quarter after public hearings.

Beginning in 1979, the DPUC approved the use of a generation utilization adjustment clause (GUAC), which defers the effect on fuel costs caused by variations from a specified composite nuclear generation capacity factor embedded in base rates. Generally, at the end of a 12-month period ending July 31 of each year, these deferrals are refunded to, or collected from, customers over the subsequent 11-month period beginning in September. Should the annual composite nuclear capacity factor fall below the 55 percent GUAC floor, CL&P would have to apply to the DPUC for permission to recover the additional fuel expense associated with nuclear performance below 55 percent.

On January 5, 1994, the DPUC issued a decision which ordered CL&P to offset GUAC deferred charges against prior fuel over-recoveries. The disallowance resulted in a zero GUAC rate for the period September 1993 through August 1994. CL&P is considering an appeal of this decision.

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

For additional information see <F12> Note 11, "Commitments and Contingencies "Nuclear Performance."

CONSERVATION AND LOAD MANAGEMENT COSTS
Conservation and Load Management (C&LM) costs are recovered through a Conservation Adjustment Mechanism (CAM). The DPUC issued an order in April 1993, which allowed CL&P to recover C&LM expenditures over an eight-year period and reaffirmed program performance incentives. In December 1993, CL&P filed a proposed CAM settlement with the DPUC. The settlement proposes 1994 C&LM expenditures of $39 million, a reduction in the cost recovery period from 8 to 3.85 years, and other changes in program designs, performance incentives, and cost recovery. Unrecovered C&LM costs at December 31, 1993 were $111.4 million.

PHASE-IN PLANS
As discussed below, CL&P is phasing into rates the recoverable parts of its investments in Millstone 3 and Seabrook 1. All plans are in compliance with Statement of Financial Accounting Standards No. 92, Regulated Enterprises-Accounting for Phase-in Plans.

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

As allowed by the DPUC, CL&P phased into rate base its allowed investment in Seabrook 1. The DPUC provided for full deferred earnings and carrying charges on the portion of CL&P's allowed investment in Seabrook 1 not included in rate base. Through December 31, 1993, CL&P has placed into rate base its full allowed investment in Seabrook 1. The amortization and recovery of deferrals through rates began September 1, 1991 and will end no later than August 31, 1996. As of December 31, 1993, $15.8 million of the deferred return, including carrying charges, has been recovered, and $24.0 million of the deferred return recorded to date, plus carrying charges, remains to be recovered.

CASH AND SPECIAL DEPOSITS
Cash and special deposits at December 31, 1992 included $10 million in special deposits that was used to redeem $10 million of CL&P's Pollution Control Notes.

<F3>
2.     LEASES

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

CL&P has also entered into lease agreements, some of which are capital leases, for the use of substation equipment, data processing and office equipment, vehicles, nuclear control room simulators, and office space. The provisions of these lease agreements generally provide for renewal options. The following rental payments have been charged to operating expense:

                               Capital      Operating
    Year                       Leases         Leases
    ----                       -------      ---------

    1993. . . . . . . . . .  $76,549,000    $24,355,000
    1992. . . . . . . . . .   61,795,000     26,919,000
    1991. . . . . . . . . .   50,998,000     26,320,000

Interest included in capital lease rental payments was $11,298,000 in 1993, $14,782,000 in 1992, and $15,974,000 in 1991.

Substantially all of the capital lease rental payments were made pursuant to the nuclear fuel lease agreement. Future minimum lease payments under the nuclear fuel capital lease cannot be reasonably estimated on an annual basis due to variations in the usage of nuclear fuel.

Future minimum rental payments, excluding annual nuclear fuel lease payments and executory costs, such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable leases, as of December 31, 1993, are approximately:

                                    Capital      Operating
    Year                            Leases       Leases
    ----                            -------      ---------
                                     (Thousands of Dollars)
    1994. . . . . . . . . . . .     $ 2,800       $ 20,800
    1995. . . . . . . . . . . .       2,800         19,500
    1996. . . . . . . . . . . .       2,800         17,900
    1997. . . . . . . . . . . .       2,800         17,200
    1998. . . . . . . . . . . .       2,800         12,300
    After 1998. . . . . . . . .      45,000         75,700
                                    -------       --------
    Future minimum lease
     payments  . . . . . . . . .     59,000       $163,400
                                                  ========
    Less amount of representing
    interest . . . . . . . . .       38,300
                                    -------

    Present value of future
    minimum lease payments
    for other than nuclear
    fuel . . . . . . . . . . .       20,700

    Present value of future
    nuclear fuel lease
    payments . . . . . . . . .      156,700
                                    -------

           Total. . . . . .        $177,400
                                   ========

<F4>
3.     NUCLEAR DECOMMISSIONING

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

The estimated cost of decommissioning CL&P's ownership share of Millstone 1 and 2, in year-end 1993 dollars, is $312.5 million and $251.0 million, respectively. At December 31, 1993, the estimated cost of decommissioning CL&P's ownership share of Millstone 3 and Seabrook 1, in year-end 1993 dollars, is $223.0 million and $14.9 million, respectively. Nuclear decommissioning costs are accrued over the expected service life of the units and are included in depreciation expense on the Statements of Income. Nuclear decommissioning costs amounted to $21.9 million in 1993 and 1992, and $16.2 million in 1991. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation on the Balance Sheets.

CL&P has established independent decommissioning trusts for its portion of the costs of decommissioning Millstone 1, 2, and 3. CL&P's portion of the cost of decommissioning Seabrook 1 is paid to an independent decommissioning financing fund managed by the state of New Hampshire.

As of December 31, 1993, CL&P has collected, through rates, $148.3 million, toward the future decommissioning costs of its share of the Millstone units, of which $116.8 million has been transferred to external decommissioning trusts. As of December 31, 1993, CL&P has paid approximately $860,000 into Seabrook 1's decommissioning financing fund. Earnings on the decommissioning trusts and financing fund increase the decommissioning trust balance and the accumulated reserve for decommissioning. At December 31, 1993, the balance in the accumulated reserve for decommissioning amounted to $179.1 million.

Changes in requirements or technology, or adoption of a decommissioning method other than immediate dismantlement, could change decommissioning cost estimates. CL&P attempts to recover sufficient amounts through its allowed rates to cover its expected decommissioning costs. Only the portion of currently estimated total decommissioning costs that has been accepted by the regulatory agencies is reflected in CL&P's rates. Although allowances for decommissioning have increased significantly in recent years, ratepayers in future years will need to increase their payments to offset the effects of any insufficient rate recoveries in previous years.

CL&P, along with other New England utilities, has equity investments in the four Yankee companies. Each Yankee company owns a single nuclear generating unit. The estimated costs, in year-end 1993 dollars, of decommissioning CL&P's ownership share of CY and MY, are $117.3 million and $38.8 million, respectively. The cost to decommission VY is currently being re-estimated. The cost of decommissioning CL&P's ownership share of VY is projected to range from $28.5 million to $33.3 million. As discussed in the following paragraph, YAEC's owners voted to permanently shut down the YAEC unit on February 26, 1992. Under the terms of the contracts with the Yankee companies, the shareholders- sponsors are responsible for their proportionate share of the operating costs of each unit, including decommissioning. The nuclear decommissioning costs of the Yankee companies are included as part of CL&P's cost of power.

YAEC has begun decommissioning its nuclear facility. On June 1, 1992, YAEC filed a rate filing to obtain FERC authorization to collect the closing and decommissioning costs and to recover the remaining investment in the
YAEC nuclear power plant, over the remaining period of the plant's Nuclear Regulatory Commission (NRC) operating license. The bulk of these costs has been agreed to by the YAEC joint owners and approved, as a settlement, by FERC. At December 31, 1993, the estimated remaining costs amounted to $345.0 million, of which CL&P's share was approximately $84.5 million. Management expects that CL&P will continue to be allowed to recover such FERC-approved costs from its customers. Accordingly, CL&P has recognized these costs as a regulatory asset, with a corresponding obligation, on its Balance Sheets. CL&P has a 24.5 percent equity investment, approximating $5.9 million, in YAEC. CL&P had relied on YAEC for less than 1 percent of its capacity.

<F5>
4.     SHORT-TERM DEBT

The system companies have various credit lines, totaling $485 million.
NU, CL&P, WMECO, HWP, NNECO, and The Rocky River Realty Company (RRR) have established a revolving credit facility with a group of 17 banks. Under this facility, the participating companies may borrow up to an aggregate of $360 million. Individual borrowing limits are $175 million for NU, $360 million for CL&P, $75 million for WMECO, $8 million for HWP, $60 million for NNECO, and $25 million for RRR. The system companies may borrow funds on a short-term revolving basis using either fixed-rate loans or standby loans. Fixed rates are set using competitive bidding. Standby-loan rates are based upon several alternative variable rates. The system companies are obligated to pay a facility fee of 0.20 percent of each bank's total commitment under the three-year portion of the facility, representing 75 percent of the total facility, plus .135 percent of each bank's total commitment under the 364-day portion of the facility, representing 25 percent of the total facility. At December 31, 1993, there were $22.5 million of borrowings under the facility, $5 million attributable to CL&P.

Certain subsidiaries of NU, including CL&P, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Investing and borrowing subsidiaries receive or pay interest based on the average daily Federal Funds rate. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. However, borrowings based on loans from NU parent bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing.

Maturities of CL&P's short-term debt obligations are for periods of three months or less.

The amount of short-term borrowings that may be incurred by the company is subject to periodic approval by the SEC under the 1935 Act. In addition, the charter of CL&P contains provisions restricting the amount of short-term borrowings. Under the SEC and/or charter restrictions, the company was authorized, as of January 1, 1993, to incur short-term borrowings up to a maximum of $375 million.

<F6>
5.     PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION
Details of preferred stock not subject to mandatory redemption are:

                                   December 31,      Shares
                                     1993         Outstanding
December 31,
                                   Redemption      December 31
- --------------------------------
Description                           Price            1993        1993
1992        1991
- -----------------------------------------------------------------------------
- ---------------------
                                                                     (Thousands
of Dollars)
$1.90  Series of 1947. . . . .       $52.50          163,912     $  8,196   $
8,196    $  8,196
$2.00  Series of 1947. . . . .        54.00          336,088       16,804
16,804      16,804
$2.04  Series of 1949. . . . .        52.00          100,000        5,000
5,000       5,000
$2.06  Series E of 1954. . . .        51.00          200,000       10,000
10,000      10,000
$2.09  Series F of 1955. . . .        51.00          100,000        5,000
5,000       5,000
$2.20  Series of 1949. . . . .        52.50          200,000       10,000
10,000      10,000
$3.24  Series G of 1968. . . .        51.84          300,000       15,000
15,000      15,000
$3.80  Series J of 1971. . . .          -               -            -
20,000      20,000
$4.48  Series H of 1970. . . .          -               -            -
15,000      15,000
$4.48  Series I of 1970. . . .          -               -            -
20,000      20,000
$4.56  Series K of 1974. . . .          -               -            -
 -         50,000
 3.90% Series of 1949. . . . .        50.50          160,000        8,000
8,000       8,000
 4.50% Series of 1956. . . . .        50.75          104,000        5,200
5,200       5,200
 4.50% Series of 1963. . . . .        50.50          160,000        8,000
8,000       8,000
 4.96% Series of 1958. . . . .        50.50          100,000        5,000
5,000       5,000
 5.28% Series of 1967. . . . .        51.43          200,000       10,000
10,000      10,000
 6.56% Series of 1968. . . . .        51.44          200,000       10,000
10,000      10,000
 7.60% Series of 1971. . . . .          -               -            -
9,996       9,996
 9.36% Series of 1970. . . . .          -               -            -
 -         10,000
 9.60% Series of 1974. . . . .          -               -            -
 -         14,999
 1989 Adjustable Rate DARTS. .        25.00        2,000,000       50,000
50,000      50,000
                                                                  -------
- -------    --------
Total preferred stock
 not subject to mandatory
 redemption. . . . . . . . . .                                  $ 166,200  $
231,196  $  306,195
                                                                  ========
========    ========

All or any part of each outstanding series of such preferred stock may be redeemed by the company at any time at established redemption prices plus accrued dividends to the date of redemption.

<F7>
6.     PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION

Details of preferred stock subject to mandatory redemption are:

                                   December 31,      Shares
                                     1993         Outstanding           December
31,
                                   Redemption      December 31
- --------------------------------
Description                          Price*            1993         1993
1992        1991
- -----------------------------------------------------------------------------
- ---------------------
                                                                    (Thousands
of Dollars)
$5.52   Series L of 1975 . . . .    $  -        $       -     $      -      $
 -      $  1,926
10.48%  Series of 1980 . . . . .       -                -            -
 -        14,000
11.52%  Series of 1975 . . . . .       -                -            -
 -           966
 9.10%  Series of 1987 . . . . .       -                -            -
50,000     50,000
 9.00%  Series of 1989 . . . . .     26.65         3,000,000       75,000
75,000     75,000
 7.23%  Series of 1992 . . . . .     52.41         1,500,000       75,000
75,000       -
 5.30%  Series of 1993 . . . . .     51.00         1,600,000       80,000
 -          -
                                                                  --------
- --------   --------
                                                                  230,000
200,000    141,892
Less preferred stock to be
 redeemed within on year . . . .                                     -
2,500      2,500
                                                                  --------
- --------   --------
Total preferred stock
 subject to mandatory
 redemption  . . . . . . . . . .                                 $230,000
$197,500   $139,392
                                                                  ========
========   ========

*Redemption prices reduce in future years.

The following table details redemption and sinking fund activity forpreferred stock subject to mandatory redemption:

                                Minimum
                                 Annual                    Shares Reacquired
                               Sinking-Fund
- ------------------------------------
        Series                 Requirement       1993             1992
1991
- -----------------------------------------------------------------------------
- ---------
                          (Thousands of Dollars)
$5.52   Series L of 1975        $  -               -             38,524
40,000
10.48%  Series of 1980             -               -            280,000
40,000
11.52%  Series of 1975             -               -             19,318
20,008
 9.10%  Series of 1987             -          2,000,000           -
- -
 9.00%  Series of 1989 (1)        3,750            -              -
- -
 7.23%  Series of 1992 (2)        3,750            -              -
- -
 5.30%  Series of 1993 (3)       16,000            -              -
- -

(1) Sinking fund requirements commence October 1, 1995.
(2) Sinking fund requirements commence September 1, 1998.
(3) Sinking fund requirements commence October 1, 1999.

The minimum sinking-fund provisions of the series subject to mandatory redemption, for the years 1994 through 1998, aggregate approximately $0 in 1994, $3,750,000 in 1995, 1996, and 1997, and $7,500,000 in 1998. In case of default on sinking-fund payments or the payment of dividends, no payments may be made on any junior stock by way of dividends or otherwise (other than in shares of junior stock) so long as the default continues. If the company is in arrears in the payment of dividends on any outstanding shares of preferred stock, the company would be prohibited from redemption or purchase of less than all of the preferred stock outstanding. All or part of each of the series named above may be redeemed by the company at any time at established redemption prices plus accrued dividends to the date of redemption, subject to certain refunding limitations.

<F8>
7.          LONG-TERM DEBT

Details of long-term debt outstanding are:

- -------------------------------------------------------------------------
                                                December 31,

                                               ---------------
                                               1993       1992
- -------------------------------------------------------------------------
                                          (Thousands of Dollars)
First Mortgage Bonds:
4 1/4% Series 1963  due 1993 . . . .       $    -      $  15,000
8 1/2% Series PP    due 1993 . . . .            -        125,000
4 1/2% Series 1964  due 1994 . . . .         12,000       12,000
4 1/4% Series WW    due 1994 . . . .        170,000      170,000
5 5/8% Series 1967  due 1997 . . . .         20,000       20,000
6%     Series S     due 1997 . . . .         30,000       30,000
7 5/8% Series UU    due 1997 . . . .        200,000      200,000
6 7/8% Series U     due 1998 . . . .         40,000       40,000
7 1/8% Series 1968  due 1998 . . . .         25,000       25,000
6 1/2% Series T     due 1998 . . . .         20,000       20,000
6 1/2% Series 1968  due 1998 . . . .         10,000       10,000
7 1/4% Series VV    due 1999 . . . .        100,000      100,000
8 3/4% Series V     due 2000 . . . .           -          40,000
8 7/8% Series W     due 2000 . . . .           -          40,000
5 3/4% Series XX    due 2000 . . . .        200,000         -
7 3/8% Series X     due 2001 . . . .         30,000       30,000
7 5/8% Series 1971  due 2001 . . . .         30,000       30,000
7 1/2% Series 1972  due 2002 . . . .         35,000       35,000
7 5/8% Series Y     due 2002 . . . .         50,000       50,000
7 5/8% Series Z     due 2003 . . . .         50,000       50,000
7 1/2% Series 1973  due 2003 . . . .         40,000       40,000
8 3/4% Series AA    due 2004 . . . .           -          65,000
9 1/4% Series 1974  due 2004 . . . .           -          30,000
8 7/8% Series DD    due 2007 . . . .           -          45,000
9 1/4% Series EE    due 2008 . . . .           -          40,000
9 3/8% Series 1978  due 2008 . . . .           -          40,000
9 3/4% Series QQ    due 2018 . . . .         75,000       75,000
9 1/2% Series RR    due 2019 . . . .         75,000       75,000
9 3/8% Series SS    due 2019 . . . .         75,000       75,000
7 3/8% Series TT    due 2019 . . . .         20,000       20,000
7 1/2% Series YY    due 2023 . . . .        100,000         -
7 3/8% Series ZZ    due 2025 . . . .        125,000         -
                                         ----------   ----------
       Total First Mortgage Bonds. .     $1,532,000   $1,547,000

- ---------------------------------------------------------------------------
                                               December 31,
                                       ---------------------------
                                           1993              1992
- ---------------------------------------------------------------------------
                                           (Thousands of Dollars)
Pollution Control Notes:
  5.90%, due 1998. . . . . . . . .     $     -          $    6,197
  6.50%, due 2007. . . . . . . . .           -              16,000
  Variable rate, due 2013-2022 . .         46,400          350,100
Tax exempt, due 2028 . . . . . . .        315,500             -
Fees and interest due for spent fuel
  disposal costs . . . . . . . . .        136,125          132,015
Other. . . . . . . . . . . . . . .         35,417           41,493
Less amounts due within one year .        314,020          157,104
Unamortized premium and
  discount, net. . . . . . . . . .         (8,162)          (4,869)
                                       ----------       ----------
     Long-term debt, net . . . . .     $1,743,260       $1,930,832
                                       ==========       ==========

Long-term debt maturities and cash sinking-fund requirements on debt outstanding at December 31, 1993 for the years 1994 through 1998 are approximately: $189,020,000, $8,111,000, $9,372,000, $260,828,000, and
$95,011,000, respectively. Also, $125 million of first mortgage bonds outstanding at December 31, 1993 had been called in December 1993 for redemption in 1994. In addition, there are annual one percent sinking- and improvement-fund requirements, currently amounting to $13,950,000 for the year 1994, $12,250,000 for 1995, 1996, and 1997, and $9,750,000 for 1998.
Such sinking- and improvement-fund requirements may be satisfied by the deposit of cash or bonds or by certification of property additions.

All or any part of each outstanding series of first mortgage bonds may be redeemed by the company at any time at established redemption prices plus accrued interest to the date of redemption, except certain series which are subject to certain refunding limitations during their respective initial five-year redemption periods.

Essentially all of the company's utility plant is subject to the lien of its first mortgage bond indenture. As of December 31, 1993, the company has secured $315.5 million of pollution control notes with second mortgage liens on Millstone 1, junior to the liens of its first mortgage bond indentures.

CL&P has entered into an interest-rate cap contract to reduce the potential impact of upward changes in interest rates on certain variable-rate tax-exempt pollution control revenue bonds. Approximately $340 million of total outstanding long-term variable-rate debt is secured by this interest rate cap. The total cost of the interest-rate cap for 1993 was approximately $2.9 million, the cost of which is amortized over the terms of the contract, which is three years. The fair market value of the interest-rate cap contract as of December 31, 1993 is approximately $388,000.

Fees and interest due for spent fuel disposal costs are scheduled to be paid to the United States Department of Energy just prior to the first delivery of prior-period spent fuel, which is anticipated to be in 1998. Until such payment is made, the outstanding balance will continue to accrue interest at the three-month Treasury Bill Yield Rate. For additional information, see
<F2> Note 1 of the accompanying  Notes to Financial Statements.

<F9>
8.     INCOME TAX EXPENSE

The components of the federal and state income tax provisions charged to operations are:

- -----------------------------------------------------------------------------
- ---------------
For the Years Ended December 31,             1993 <F2>(Note 1)     1992
 1991
- -----------------------------------------------------------------------------
- ---------------
                                                       (Thousands of Dollars)

Current income taxes:
  Federal. . . . . . . . . . . . . . . . .   $115,403           $ 61,773
$ 33,717
  State. . . . . . . . . . . . . . . . . .     44,473             27,153
  18,782
                                             --------           --------
- --------
    Total current. . . . . . . . . . . . .    159,876             88,926
  52,499
                                             --------           --------
- --------

Deferred income taxes, net:
  Federal. . . . . . . . . . . . . . . . .      3,808             60,788
  88,554
  State. . . . . . . . . . . . . . . . . .    (12,987)            11,833
  26,430
                                             --------           --------
- --------
    Total deferred . . . . . . . . . . . .     (9,179)            72,621
 114,984
                                             --------           --------
- --------

  Investment tax credits, net  . . . . . .    (11,009)            (6,230)
  (6,230)
                                             --------           ---------
- ---------

     Total income tax expense. . . . . . .   $139,688           $155,317
$161,253
                                             ========           ========
========

The components of total income tax expense are classified as follows:

  Income taxes charged to operating
   expenses. . . . . . . . . . . . . . . .   $144,547           $172,236
$173,102
  Income taxes associated with the
   amortization of deferred nuclear
   plants return - borrowed funds. . . . .          -            (15,157)
 (12,263)
  Income taxes associated with AFUDC and
   deferred nuclear plants return -
   borrowed funds. . . . . . . . . . . . .          -              9,409
  13,418
  Other income taxes - credit. . . . . . .     (4,859)           (11,171)
 (13,004)
                                              --------           --------
 ---------
  Total income tax expense . . . . . . . .   $139,688           $155,317
$161,253
                                             ========           ========
========

Deferred income taxes are comprised of the tax effects of temporary differences as follows:

- -----------------------------------------------------------------------------
- -----------------
For the Years Ended December 31,            1993 <F2>(Note 1)     1992
  1991
- -----------------------------------------------------------------------------
- -----------------
                                                              (Thousands of
Dollars)

Depreciation, leased nuclear fuel,
 settlement credits, and disposal
 costs. . . . . . . . . . . . . . . . . .   $  42,663           $ 43,715
$ 49,636
Conservation and load management. . . . .       9,156             13,506
  22,594
Postretirement benefits accrual . . . . .      (2,579)              -
    -
Energy adjustment clauses . . . . . . . .     (52,189)            12,627
  47,483
AFUDC and deferred nuclear plants
 return, net. . . . . . . . . . . . . . .     (13,741)            (5,748)
   1,155
Early retirement program. . . . . . . . .      (3,355)             3,988
  (9,718)
Pension accrual . . . . . . . . . . . . .       3,553                885
    (351)
Settlement, canceled independent
 power plants . . . . . . . . . . . . . .        -                 7,251
    -
Loss on bond redemption . . . . . . . . .       8,145                 10
    -
Other . . . . . . . . . . . . . . . . . .        (832)            (3,613)
   4,185
                                             ---------           --------
 --------
    Deferred income taxes, net. . . . . .    $ (9,179)          $ 72,621
$114,984
                                             =========          ========
========
A reconciliation between income tax expense and the expected tax expense at the applicable statutory
rate is as follows:
- -----------------------------------------------------------------------------
- -----------------
For the Years Ended December 31,            1993 <F2>(Note 1)      1992
   1991
- -----------------------------------------------------------------------------
- -----------------
                                                              (Thousands of
Dollars)
Expected federal income tax at
 35 percent of pretax income
 for 1993 and 34 percent for
 1992 and 1991. . . . . . . . . . . . . .    $115,898           $123,091
$136,704
Tax effect of differences:
 Depreciation differences . . . . . . . .      19,264             15,826
  10,647
 Deferred nuclear plants return -
  other funds . . . . . . . . . . . . . .      (8,294)           (12,035)
 (12,483)
 Amortization of nuclear plants return -
  other funds . . . . . . . . . . . . . .      18,648             14,511
  12,918
 Property tax differences . . . . . . . .     (12,320)              (732)
     502
 Investment tax credit amortization . . .     (11,009)            (6,230)
  (6,230)
 State income taxes, net of federal
  benefit . . . . . . . . . . . . . . . .      20,466             25,730
  29,987
 Adjustment for prior years taxes . . . .      (2,330)            (3,500)
  (7,000)
 Other, net . . . . . . . . . . . . . . .        (635)            (1,344)
  (3,792)
                                             --------           --------
- --------
   Total income tax expense . . . . . . .    $139,688           $155,317
$161,253
                                             ========           ========
========

<F10>
9.     PENSION BENEFITS

The company participates in a uniform noncontributory defined benefit retirement plan covering all regular system employees (the Plan). Benefits are based on years of service and employees' highest eligible compensation during five consecutive years of employment. The company's direct-allocated portion of the system's pension cost, part of which was charged to utility plant, approximated $7.6 million in 1993, ($1.7) million in 1992, and $10.8 million in 1991. The company's pension costs for 1993 and 1991 include approximately $13.1 million and $10.0 million, respectively, related to work force reduction programs.

Currently, the company funds annually an amount at least equal to that which will satisfy the requirements of the Employment Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets. Pension assets are invested primarily in domestic and international equity securities and bonds.

The components of the Plan's net pension cost for the system (excluding PSNH and NAESCO in 1992 and 1991) are:

- ----------------------------------------------------------------------------
For the Years Ended December 31,          1993         1992        1991
- ----------------------------------------------------------------------------
                                               (Thousands of Dollars)

Service cost . . . . . . . . . .       $ 59,068     $ 27,480    $ 48,738
Interest cost. . . . . . . . . .         81,456       69,746      71,041
Return on plan assets. . . . . .       (176,798)     (77,232)   (198,437)
Net amortization . . . . . . . .         65,447      (16,266)    108,175
                                       --------     --------    --------
Net pension cost . . . . . . . .       $ 29,173     $  3,728    $ 29,517
                                       ========     ========    ========
- ----------------------------------------------------------------------------
For calculating pension cost, the following assumptions were used:

- ----------------------------------------------------------------------------
For the Years Ended December 31,          1993         1992       1991
- -----------------------------------------------------------------------------
Discount rate. . . . . . . . . .         8.00%        8.50%        9.00%
Expected long-term rate of
 return. . . . . . . . . . . . .         8.50         9.00         9.70
Compensation/progression rate. .         5.00         6.75         7.50
- -----------------------------------------------------------------------------

The following table represents the Plan's funded status reconciled to the NU Consolidated Balance Sheets:

- -----------------------------------------------------------------------------
At December 31,                                 1993              1992
- -----------------------------------------------------------------------------

                                                (Thousands of Dollars)

Accumulated benefit obligation,
 including $817,421,000 of vested
 benefits at December 31, 1993 and
 $719,608,000 of vested benefits at
 December 31, 1992 . . . . . . . . . .       $  898,788        $  764,432
                                             ==========        ==========

Projected benefit obligation . . . . .       $1,141,271        $1,055,295
Less:  Market value of plan assets . .        1,340,249         1,226,468
                                             ----------        ----------
Market value in excess of projected
 benefit obligation. . . . . . . . . .          198,978           171,173
Unrecognized transition amount . . . .          (16,735)          (18,277)
Unrecognized prior service costs . . .           10,287             8,658
Unrecognized net gain. . . . . . . . .         (275,043)         (214,894)
                                              ----------        ----------
Accrued pension liability. . . . . . .        $ (82,513)       $  (53,340)
                                              ==========       ===========
- -----------------------------------------------------------------------------


The following actuarial assumptions were used in calculating the Plan's year-end funded status:

- -----------------------------------------------------------------------------
At December 31,                                 1993              1992
- -----------------------------------------------------------------------------

Discount rate. . . . . . . . . . . . .          7.75%             8.00%
Compensation/progression rate. . . . .          4.75              5.00

The discount rate for 1993 was determined by analyzing the interest rates, as of December 31, 1993, of long-term high-quality corporate debt securities having a duration comparable to the 13.8-year duration of the plan.

During 1993, NU's work force was reduced by approximately 7 percent through a work force reduction program that involved an early retirement program and involuntary terminations. CL&P's direct cost of the program, which approximated $14.8 million, included pension, severance, and other benefits.

<F11>
10.     POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The company provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees leaving the company who are otherwise eligible to retire and have met specified service requirements. Through December 31, 1992, the company recognized the cost of these benefits as they were paid. In December 1990, the FASB issued SFAS 106. This new standard requires that the expected cost of postretirement benefits, primarily health and life insurance benefits, must be charged to expense during the years that eligible employees render service. Effective January 1, 1993, the company adopted SFAS 106 on a prospective basis. Total health care and life insurance cost, part of which were deferred or charged to utility plant, approximated $23,170,000 in 1993, $8,791,000 in 1992, and
$7,525,000 in 1991.

On January 1, 1993, the accumulated postretirement benefit obligation (APBO) represented the company's prior-service obligation upon the adoption of SFAS
106. As allowed by SFAS 106, the company is amortizing its APBO of approximately $164 million over a 20-year period. For current employees and certain retirees, the total SFAS 106 benefit is limited to two times the 1993 health care costs. The SFAS 106 obligation has been calculated based on this assumption.

During 1993, the company did not fund SFAS 106 postretirement costs through external trusts. The company expects to fund annually amounts once they have been rate recovered and which also are tax-deductible under the Internal Revenue Code.

The following table represents the plan's funded status reconciled to the Balance Sheet at December 31, 1993:

- ----------------------------------------------------------------- -----------
                                                  (Thousands of Dollars)

Accumulated postretirement
 benefit obligation of:
Retirees . . . . . . . . . . . . . .                    $(119,520)
Fully eligible active employees. . .                         (288)
Active employees not eligible to
 retire. . . . . . . . . . . . . . .                      (29,270)
                                                         ---------
Total accumulated postretirement
 benefit obligation. . . . . . . . .                     (149,078)

Unrecognized transition amount . . .                      139,539

Unrecognized net gain. . . . . . . .                       (2,591)
                                                         ---------

Accrued postretirement benefit
 liability . . . . . . . . . . . . .                    $ (12,130)

                                                         =========
- ----------------------------------------------------------------------------

The components of health care and life insurance costs for the year ended December 31, 1993 are:

- ----------------------------------------------------------------------------
                                                  (Thousands of Dollars)

Service cost . . . . . . . . . . . .                       $ 3,397
Interest cost. . . . . . . . . . . .                        12,091
Net amortization . . . . . . . . . .                         7,682
                                                           -------
Net health care and life insurance
 costs . . . . . . . . . . . . . . .                       $23,170
                                                           =======
- ----------------------------------------------------------------- -----------

For measurement purposes, an 11.1-percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1993; the rate was assumed to decrease to 5.4 percent for 2002. The effect of increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by $10.5 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $1.0 million.

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.75 percent. The discount rate for 1993 was determined by analyzing the interest rates, as of December 31, 1993, of the long-term, high-quality corporate debt securities having a duration comparable to that of the plan.

CL&P has received approval from the DPUC to defer and recover the incremental SFAS 106 postretirement costs within eight years.

<F12>
11.     COMMITMENTS AND CONTINGENCIES

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

CL&P currently forecasts construction expenditures (including AFUDC) of approximately $741.8 million for the years 1994-1998, including $157.8 million for 1994. In addition, the company estimates that nuclear fuel requirements, including nuclear fuel financed through the NBFT, will be approximately $317.7 million for the years 1994-1998, including $74.6 million for 1994. See <F3> Note 2, "Leases," for additional information about the financing of nuclear fuel.

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

ENVIRONMENTAL MATTERS
CL&P is subject to regulation by federal, state, and local authorities with respect to air and water quality, handling and the disposal of toxic substances and hazardous and solid wastes, and the handling and use of chemical products. CL&P has an active environmental auditing program to prevent, detect, and remedy noncompliance with environmental laws or regulations and believes that it is in substantial compliance with current environmental laws and regulations. Changing environmental requirements could hinder the construction of new fossil-fuel environmental generating units, transmission, and distribution lines, substations, and other facilities. The cumulative long-term economic cost impact of increasingly stringent environmental requirements cannot be estimated. Changing environmental requirements could also require extensive and costly modifications to CL&P's existing hydro, nuclear, and fossil-fuel generating units, and transmission and distribution systems, and could raise operating costs significantly. As a result, CL&P may incur significant additional environmental costs, greater than amounts included in cost of removal and other reserves, in connection with the generation and transmission of electricity and the storage, transportation, and disposal of by-products and wastes. CL&P may also encounter significantly increased costs to remedy the environmental effects of prior waste handling and disposal activities.

CL&P has recorded a liability for what it believes is, based upon information currently available, the estimated environmental remediation costs for waste disposal sites for which it expects to bear legal liability. To date, these costs have not been material with respect to the earnings or financial position of the company. In most cases, the extent of additional future environmental cleanup costs is not estimable due to factors such as the unknown magnitude of possible contamination, the appropriate remediation method, the possible effects of future legislation and regulation, the possible effects of technological changes related to future cleanup, and the difficulty of determining future liability, if any, for the cleanup of sites at which CL&P has been informed that it may be determined to be legally liable by the federal or state environmental agencies. In addition, CL&P cannot estimate the potential liability for future claims that may be brought against it by private parties. However, considering known facts and existing laws and regulatory practices, management does not believe that such matters will have a material adverse effect on CL&P's financial position or future results of operations. At December 31, 1993, the liability recorded by CL&P for its estimated environmental remediation costs, excluding any possible insurance recoveries or recoveries from third parties, amounted to $2.9 million. However, in the event that it becomes necessary to effect environmental remedies that are currently not considered probable for the sites for which CL&P has recorded a liability, it is reasonably possible that, based on information currently available and management intent, that the upper limit of CL&P's environmental liability range could increase to approximately $5.8 million.

NUCLEAR INSURANCE CONTINGENCIES
The Price-Anderson Act currently limits public liability from a single incident at a nuclear power plant to $9.4 billion. The first $200 million of liability would be provided by purchasing the maximum amount of commercially available insurance. Additional coverage of up to a total of $8.8 billion would be provided by an assessment of $75.5 million per incident, levied on each of the 116 nuclear units that are currently subject to the Secondary Financial Protection Program in the United States, subject to a maximum assessment of $10 million per incident per nuclear unit in any year. In addition, if the sum of all public liability claims and legal costs arising from any nuclear incident exceeds the maximum amount of financial protection, each reactor operator can be assessed an additional 5 percent, up to $3.8 million, or $437.9 million in total, for all 116 nuclear units. The maximum assessment is to be adjusted at least every five years to reflect inflationary changes. Based on CL&P's ownership interests in Millstone 1, 2, and 3, and Seabrook 1, CL&P's maximum liability would be $173.6 million per incident. In addition, through CL&P's power purchase contracts with the four Yankee regional nuclear generating companies, CL&P would be responsible for up to an additional $63.8 million per incident. Payments for CL&P's ownership interest in nuclear generating facilities would be limited to a maximum of $29.9 million per incident per year.

Insurance has been purchased from Nuclear Electric Insurance Limited (NEIL) to cover: (1) certain extra costs incurred in obtaining replacement power during prolonged accidental outages with respect to CL&P's ownership interests in Millstone 1, 2, and 3, Seabrook 1, and CY; and (2) the cost of repair, replacement, or decontamination or premature decommissioning of utility property resulting from occurrences with respect to CL&P's ownership interests in Millstone 1, 2, and 3, Seabrook 1, CY, MY, and VY. All companies insured with NEIL are subject to retroactive assessments if losses exceed the accumulated funds available to NEIL. The maximum potential assessments against CL&P, with respect to losses arising during current policy years are approximately $9.7 million under the replacement power policies and $18.9 million under the property damage, decontamination, and decommissioning policies. Although CL&P has purchased the limits of coverage currently available from the conventional nuclear insurance pools, the cost of a nuclear incident could exceed available insurance proceeds.

Insurance has been purchased from American Nuclear Insurers/Mutual Atomic Energy Liability Underwriters, aggregating $200 million on an industry basis for coverage of worker claims. All companies insured under this coverage are subject to retrospective assessments of $3.2 million per reactor. The maximum potential assessments against CL&P with respect to losses arising during the current policy period are approximately $9.6 million.

FINANCING ARRANGEMENTS FOR THE REGIONAL NUCLEAR GENERATING COMPANIES
CL&P believes that the regional nuclear generating companies may require additional external financing in the next several years for construction expenditures, nuclear fuel, possible refinancings, and other purposes. Although the ways in which each regional nuclear generating company will attempt to finance these expenditures has not been determined, CL&P may be asked to provide direct or indirect financial support for one or more of these companies.

PURCHASED POWER ARRANGEMENTS
CL&P purchases a portion of its electricity requirements pursuant to long-term contracts with the Yankee companies. Under the terms of its agreements, the company pays its ownership share (or entitlement share) of generating costs, which include depreciation, operation and maintenance expenses, the estimated cost of decommissioning, and a return on invested capital. These costs are recorded as purchased power expense, and are recovered through the company's rates. The total cost of purchases under these contracts for the units that are operating amounted to $112.3 million in 1993, $103.2 million in 1992, and $99.7 million in 1991. See <F2> Note 1, "Summary Of Significant Accounting Policies - Investments and Jointly Owned Electric Utility Plant" and <F4> Note 3, "Nuclear Decommissioning" for more information on the Yankee companies.

CL&P has entered into various arrangements for the purchase of capacity and energy from nonutility generators. Some of these arrangements generally have terms from 10 to 30 years, and require the company to purchase the energy at specified prices or formula rates. For the 12 months ended December 31, 1993, 14 percent of NU system load requirements was met by cogenerators and small power producers. The total cost of purchases under these arrangements amounted to $279.8 million in 1993, $267.3 million in 1992, and $237.6 million in 1991. These costs are eventually recovered through the company's rates.

The estimated annual cost of CL&P's significant purchase power arrangements is provided below:

                                           (In Millions)
- --------------------------------------------------------------------------
                             1994      1995      1996      1997    1998
                             ----      ----      ----      ----    ----

Yankee companies           $106.6    $109.2    $121.5    $111.8   $126.5
Nonutility generators       293.7     303.3     313.1     318.6    324.9

- --------------------------------------------------------------------------


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


PROPERTY TAXES
CY has a significant court appeal pending for its property tax assessment in the town of Haddam, Connecticut, concerning production plant. The central issue is the fair market value of utility property. The company believes that a properly derived assessment that recognizes the effect of rate regulation will result in a fair market value that approximates net book cost. This is the assessment level that taxing authorities are predominantly using throughout Connecticut, Massachusetts, and some of New Hampshire. However, towns such as Haddam advocate a method that approximates reproduction cost. The company estimates that,for the Haddam assessment, the change to a reproduction cost-methodology could result in a property tax valuation approximately three times greater than a value approximating net book cost. Although CY is currently paying property taxes based on the higher assessment, to date, the higher assessment has not had a material adverse effect on it or the company.

The company believes that assessment levels that approximate net book cost accurately reflect the fair market value of regulated utility property. However, because of uncertainties associated with the court appeal and the potential impact of an adverse court decision on property tax assessment policy in Connecticut, the company cannot estimate the potential effect of an adverse court decision on future results of operations or financial condition. However, the company believes that, based upon past regulatory practices, it would be allowed to recover any increased property tax assessment prospectively beginning at the time new rates are established.

<F13>
12.     FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

Cash, special deposits, and nuclear decommissioning trusts: The carrying amounts approximate fair value.

Preferred stock and long-term debt: The fair value of CL&P's fixed rate securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value.

The carrying amounts of CL&P's financial instruments and the estimated fair values are as follows:

- ----------------------------------------------------------------------------
                                                  Carrying       Fair
At December 31, 1993                              Amount         Value
- ----------------------------------------------------------------------------
                                                 (Thousands of Dollars)

Preferred stock not subject to mandatory
 redemption . . . . . . . . . . . . . . . . .   $  166,200      $  128,826

Preferred stock subject to mandatory
 redemption . . . . . . . . . . . . . . . . .      230,000         240,400

Long-term debt:
 First Mortgage Bonds . . . . . . . . . . . .    1,532,000       1,580,396

 Other long-term debt . . . . . . . . . . . .      533,442         539,518

- --------------------------------------------------------------------------


- --------------------------------------------------------------------------
                                                  Carrying       Fair
At December 31, 1992                              Amount         Value
- --------------------------------------------------------------------------
                                                 (Thousands of Dollars)

Preferred stock not subject to mandatory
 redemption . . . . . . . . . . . . . . . . .   $  231,196      $  184,910

Preferred stock subject to mandatory
 redemption . . . . . . . . . . . . . . . . .      200,000         208,750

Long-term debt:
 First Mortgage Bonds . . . . . . . . . . . .    1,547,000       1,594,643

 Other long-term debt . . . . . . . . . . . .      545,805         545,805

- --------------------------------------------------------------------------

The fair values shown above have been reported to meet disclosure requirements and do not purport to represent the amounts that those obligations would be settled at.

In May 1993, the FASB issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities (SFAS
115)." SFAS 115 requires companies to disclose the classification of investments in debt or equity securities based on management's intent and ability to hold the security. SFAS 115 also requires disclosure of the aggregate fair value, gross unrealized holding gains, gross unrealized holding losses and amortized cost basis by major security type. Effective January 1, 1994, CL&P will adopt SFAS 115 on a prospective basis. CL&P anticipates that the adoption of SFAS 115 will not have a material impact on future results of operations or financial position.

THE CONNECTICUT LIGHT AND POWER COMPANY

- -----------------------------------------------------------------------------
Report of Independent Public Accountants
- -----------------------------------------------------------------------------

To the Board of Directors
of The Connecticut Light and Power Company:

We have audited the accompanying balance sheets of The Connecticut Light and Power Company (a Connecticut corporation and a wholly owned subsidiary of Northeast Utilities) as of December 31, 1993 and 1992, and the related statements of income, common stockholder's equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Connecticut Light and Power Company as of December 31, 1993 and 1992, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in <F2> Note 1 to the Financial Statements, "Summary of Significant Accounting Policies-Accounting Changes," effective January 1, 1993, The Connecticut Light and Power Company changed its methods of accounting for property taxes, income taxes, and postretirement benefits other than pensions.



                                     /s/Arthur Andersen & Co.
                                        ARTHUR ANDERSEN & CO.

Hartford, Connecticut
February 18, 1994

THE CONNECTICUT LIGHT AND POWER COMPANY


- -----------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
- -----------------------------------------------------------------------------

This section contains management's assessment of The Connecticut Light and Power Company's (CL&P or the company) financial condition and the principal factors having an impact on the results of operations. The company is a wholly-owned subsidiary of Northeast Utilities (NU). This discussion should be read in conjunction with the company's financial statements and footnotes.

FINANCIAL CONDITION

OVERVIEW

The company's net income decreased to $191.4 million in 1993 from $206.7 million in 1992. The 1993 net income reflects the cumulative effect of a change in the accounting for Connecticut municipal property taxes. The company adopted a one-time change in the method of accounting for municipal property tax expense in the first quarter of 1993. This change resulted in a one-time contribution to net income of $47.7 million.

See the "Notes to Financial Statements" for further information on the property tax accounting change.

Net income before the cumulative effect of the change in accounting for property taxes was $143.7 million in 1993. The decrease from 1992 is primarily attributable to one-time impacts of (a) disallowances ordered by the Department of Public Utility Control (DPUC) in the 1993 rate case decision and (b) the $10 million charge to earnings in the third quarter of 1993 for the costs of the company's employee reduction program. Other items that affected net income in 1993 include increased revenues from the 1993 retail rate increase and the company's continued cost-management efforts. These increases were offset by higher costs for the recovery of regulatory deferrals and the higher contribution in 1992 of energy transactions with other utilities.

The year 1993 was one of both challenge and success for the company. CL&P's work force was reduced by about 11 percent in 1993 through an employee reduction program that involved early retirements and involuntary terminations. The 1993 composite nuclear capacity factor of 80.8 percent was the highest level the NU system has ever achieved and far above the national average. The DPUC approved a three-year rate plan that weakened 1993 earnings but will assure CL&P customers rate stability over the next few years which will help to improve CL&P's future earnings and competitive position.

In 1994, CL&P will continue to face challenges associated with a lagging economy and competition. Retail sales for 1993 were flat, as compared to 1992, as a result of a stagnant Connecticut economy. The company expects retail sales growth of about two percent in 1994, based on some modest improvement in the economy.

Competition within the electric utility industry is increasing. In response, CL&P has developed, and is continuing to develop, a number of initiatives to retain and continue to serve its existing customers and to expand its retail and wholesale customer base. These initiatives are aimed at keeping customers from either leaving CL&P's retail service territory or replacing CL&P's electric service with alternative energy sources.

The cost of doing business, including the price of electricity, is higher in the Northeast than in most other parts of the country. Relatively high state and local taxes, labor costs, and other costs of doing business in New England also contribute to competitive disadvantages for many industrial and commercial customers of CL&P. These disadvantages have aggravated the pressures on business customers in the current weakened regional economy. Since 1991, the company has worked actively with the Connecticut Department of Economic Development to package development incentives for a variety of retail and wholesale customers. These economic development packages typically include both electric rate discounts and incentive payments for energy-efficient construction, as well as technical support and energy conservation services. Targeted reductions in effect at the end of 1993 to a limited group of large customers were successful in preserving CL&P revenues of approximately $28 million. The amount of discounts provided to customers are expected to increase as the company intensifies its efforts to retain existing customers and gain new customers.

As a result of very limited load growth throughout the Northeast and the operation of several new generating plants in the past five years, wholesale competition has grown, and a seller's market for electricity has turned into a buyer's market. The prices the company has been able to receive for new wholesale sales have generally been far lower than the prices prevalent in 1988 and 1989. In future years, competition in the Northeast is expected to increase, putting further downward pressure on prices. However, the potential price decreases may be offset somewhat by an improvement in the region's economy as well as by the retirement of a number of the region's existing generating facilities.

The ability of retail customers to select an electricity supplier and then force the local electric utility to transmit the power to the customer's site is known as "retail wheeling". While wholesale wheeling is mandated by the Energy Policy Act of 1992 under certain circumstances, retail wheeling is generally not required in the company's jurisdiction. In Connecticut, the DPUC has begun an investigation into the viability of retail wheeling.

NU management has taken steps to make the NU system companies, including CL&P, more competitive and profitable in the changing utility environment. A systemwide emphasis on improved customer service is a central focus of the reorganization of NU that became effective on January 1, 1994. The reorganization entails realignment of the system into two new core business groups. The first core business group is devoted to energy resource acquisition and wholesale marketing and focuses on nuclear, fossil, and hydroelectric generation, wholesale power marketing, and new business development. The second core business group oversees all customer service, transmission and distribution operations, and retail marketing in Connecticut, New Hampshire, and Massachusetts. These two core business groups are served by various support functions.

In connection with NU's reorganization, a corporate reengineering process has begun which should help the company to identify opportunities to become more competitive while improving customer service and maintaining excellent operational performance. NU has aggressive cost-reduction targets over the next three years, which should enable the company to remain competitive by reducing prices to vulnerable customers in particular.

To date, the company has not been materially affected by competition, and it does not foresee substantial adverse effect in the near future, unless the current regulatory structure is substantially altered. The company believes the steps it is taking will have significant, positive effects in the next few years. In addition, CL&P benefits from a diverse retail base. The company has no significant dependence on any one customer or industry. The NU system's extensive transmission facilities and diversified generating capacity are all strong positive factors in the regional wholesale power market. NU serves about 30 percent of New England's electric needs and is one of the 20 largest electric utility systems in the country.

Achieving measurable improvement in earnings in 1994, will depend, in part, on the success of the company's wholesale power marketing customer retention and reengineering efforts.

RATE MATTERS

Deferred charges at December 31, 1993 were $1.5 billion, which includes $1.0 billion for the adoption in 1993 of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Deferred charges, excluding the regulatory asset for SFAS No. 109 decreased almost $90 million in 1993. Recoveries for the deferred costs of Millstone 3, Seabrook, and the Yankee Atomic Electric Company (YAEC) contract obligation and reductions in deferred energy costs were partially offset by increased deferrals for conservation and load management costs. The company is currently recovering some amounts of its remaining deferred charges from customers. Management expects that substantially all of the deferred charges will be recovered through future rates.

Under SFAS No. 109, the company reflected a regulatory asset and a deferred tax liability for the cumulative amount of income taxes associated with timing differences for which deferred taxes had not been provided but are expected to be recovered from customers in the future. The adoption of SFAS No. 109 has not had a material effect on results of operations.

The company also adopted SFAS No. 106, "Employer's Accounting for
Postretirement Benefits Other Than Pensions" in 1993. Adopting SFAS No. 106 has not had a material impact on financial condition or results of operations, because the company has received approval from the DPUC to defer these costs and expects to recover these costs in the future.

See the "Notes To Financial Statements" for further details on deferred charges and recently adopted accounting standards.

On June 16, 1993, the DPUC issued a final decision in CL&P's December 1992 retail rate case (the rate decision) approving a multiyear rate plan which provides for annual rate increases of $46 million, or 2.01 percent, in July 1993; $47.1 million, or 2.04 percent, in July 1994; and $48.2 million, or
2.06 percent, in July 1995. The total cumulative increase granted of $141.3 million, or 6.1 percent, was approximately 42 percent of CL&P's updated request.

In light of the State of Connecticut's concern over economic development and industrial and commercial rates, one important aspect of the rate case was that industrial and manufacturing rates will only rise by about 1.1 percent annually over the three year period. Other significant aspects of the rate decision included the reduction of CL&P's return on equity (ROE) from 12.9 percent to 11.5 percent for the first year of the multiyear plan, 11.6 percent for the second year, and 11.7 percent for the third year; a 32-month phase-in beginning in 1995 of CL&P's nonpension, postretirement benefit costs required to be recognized under SFAS No. 106 with amortization of deferred amounts over five years; the three-year phase-in of the Millstone 2 steam generators; the deferral of cogeneration expenses with carrying costs of $42.1 million in fiscal year 1994 and $20.9 million in fiscal year 1995 with recovery over five years beginning July 1, 1996; and the full recovery of the remaining costs of the Millstone 3 and Seabrook phase-ins(balance of $185.9 million at December 31, 1993).

The rate decision used $49 million of prior fuel overrecoveries to offset a similar amount of the unrecovered replacement power costs under CL&P's Generation Utilization Adjustment Clause (GUAC). The GUAC has been in operation since 1979 and was designed as a mechanism to recover or to refund certain fuel costs if the nuclear plants do not operate at a predetermined capacity factor. In January 1994, the DPUC issued a decision ordering CL&P not to include a GUAC amount in customers' bills through August 1994. The DPUC found that CL&P overrecovered its fuel costs during the 1992-1993 GUAC period and offset the amount of the overrecovery against the unrecovered GUAC balance. The effect of the order was a disallowance of $7.9 million. The DPUC further ordered that any GUAC deferred charges subsequent to July 1993 will be offset by any fuel overrecoveries. There is an unrecovered GUAC balance at December 31, 1993 of $13.7 million but there is not expected to be an unrecovered balance at the end of the GUAC period in August 1994. The DPUC's decision creates some uncertainty about the future operation of the GUAC. CL&P has requested further clarification of the decision, and has appealed it, but does not expect that the decision will have a material adverse effect on future results of operations.

The rate decision also required CL&P to allocate to customers a portion of the property tax accounting change made in the first quarter of 1993, which resulted in a charge against other income of $10.2 million in the second quarter of 1993.

In August 1993, two appeals were filed from the DPUC's June 1993 rate decision. CL&P appealed four issues from the decision. The second appeal was filed by the Connecticut Office of Consumer Council (OCC) and the City of Hartford. This appeal challenges the legality of the multi-year plan accepted by the DPUC. CL&P has filed a motion to dismiss this appeal on jurisdictional grounds. In addition, the Court rejected the City of Hartford's and OCC's motion to stay implementation of the second and third year of the rate plan pending the outcome of their appeal.

Outages that occurred over the period October 1990 through February 1992 at the Millstone nuclear units have been the subject of five ongoing prudence reviews in Connecticut. CL&P has received final decisions on four of the reviews. The OCC has appealed decisions favorable to the company in two dockets. The exposure under these two dockets is approximately $66 million. The DPUC has suspended a third docket, pending the outcome of one of the appeals. The exposure under this docket is $26 million. The only remaining nuclear outage prudence docket before the DPUC is the docket established to review the 1992 nuclear outage at Millstone 2 to replace the steam generators. A decision is expected in late 1994. Management believes that its actions with respect to these outages have been prudent, and it does not expect the outcome of the prudence reviews to result in material disallowances.

In April 1993, the DPUC issued an order approving a new Conservation Adjustment Mechanism (CAM), which allowed CL&P to recover Conservation and Load Management (C&LM) expenditures over an eight-year period (reduced from ten years) and reaffirmed program performance incentives. In December 1993, CL&P filed a proposed CAM settlement with the DPUC. The settlement proposes 1994 C&LM expenditures of $39 million, reduction in the recovery period from 8 to 3.85 years and other changes in program designs, performance incentives and cost recovery. Unrecovered C&LM costs at December 31, 1993, were $111.4 million.

ENVIRONMENTAL MATTERS

The NU system devotes substantial resources to identify and then to meet the multitude of environmental requirements it faces. The system has active auditing programs addressing a variety of different regulatory requirements, including an environmental auditing program to detect and remedy noncompliance with environmental laws or regulations.

The company is potentially liable for environmental cleanup costs at a number of sites both inside and outside of its service territory. To date, the future estimated environmental remediation costs for these sites for which the company expects some legal liability have not been material with respect to the earnings or financial position of CL&P. At December 31, 1993, the liability recorded by CL&P for its estimated environmental remediation costs, excluding any possible insurance recoveries or recoveries from third parties, amounted to approximately $2.9 million. However, while not probable, it is reasonably possible that these costs could rise to as much as $5.8 million. The extent of additional future environmental cleanup costs is not estimable due to factors such as the unknown magnitude of possible contamination and changes in existing laws and regulatory practices.

The company expects that the implementation of Phase I of the 1990 Clean Air Act Amendments will require only modest emissions reductions. CL&P's exposure is minimal because of its investment in nuclear energy in the 1970s and 1980s and the burning of low-sulfur fuels. The costs for meeting the Phase II requirements cannot be estimated at this time because the emission limits have not been determined.

The company's estimated cost of decommissioning its shares of Millstone Units 1, 2, and 3 and Seabrook is approximately $801 million in year end 1993 dollars. In addition, the company's estimated cost to decommission its shares of the regional nuclear units is estimated to be approximately $185 to $189 million. Decommissioning costs are recovered and recognized over the lives of the respective units. YAEC has begun decommissioning its nuclear facility. The company's estimated obligation to YAEC has been recorded on its Balance Sheets. Management expects that the company will continue to be allowed to recover these costs.

For further information regarding nuclear decommissioning, environmental matters, and other contingencies, see the "Notes to Financial Statements."

NUCLEAR PERFORMANCE

The composite capacity factor of the five nuclear generating units that the NU system operates (including the Connecticut Yankee nuclear unit) was 80.8 percent for 1993, compared with 63.7 percent in 1992 and a national average of 70.6 percent for 1993. The lower 1992 capacity factor was primarily the result of the 1992 Millstone 2 steam generator replacement outage and some unexpected technical and operating difficulties.

In 1993, NU was informed by the Nuclear Regulatory Commission (NRC) of three apparent violations related to the circumstances surrounding the repair of a leaking valve in the reactor coolant system at the Millstone 2 nuclear power station. Millstone 2 was shutdown on August 5, 1993, when extensive repair efforts proved unsuccessful and the valve began to leak at a level beyond operating requirements. NU was assessed and paid a civil penalty of $237,500 for the three violations that were identified during the NRC investigation.

NU has initiated a number of immediate and long-term actions designed to further enhance the safe operation of all the NU nuclear plants. In an effort to improve nuclear performance, NU management announced a reorganization of its Connecticut-based nuclear organization in November 1993. The reorganization, which is based on an overview of NU's future nuclear operational needs, resulted in a number of personnel changes, including the appointment of a new senior vice president of Millstone Station, realignment of engineering operations along unit lines and management consolidation. In addition, centralization of the nuclear engineering function at the generating stations is expected to occur during the summer of 1994. No material expense will be incurred by the company in connection with the reorganization.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided from operations increased $136.5 million in 1993, compared with the same period in 1992, primarily due to increased revenues in 1993 from the rate increase and for the recovery of replacement power costs under the GUAC.

Cash used for financing activities was $219.9 million higher in 1993, compared with the same period in 1992, primarily due to a net decrease in short-term debt, long-term debt, and preferred stock. Cash used for investments was $66.2 million lower in 1993, compared with the same period in 1992, primarily due to lower construction expenditures in 1993.
The company has been able to shift its financing focus to refinancing outstanding high-cost securities. Internally generated cash has generally been, and is projected to continue to be, more than sufficient to cover construction costs. The forecast through 1998 shows additional new financings only in years with a large amount of securities maturing. CL&P may issue up to $200 million in 1994 to finance maturing debt. The company is obligated to meet $581 million of long-term debt and preferred stock maturities and cash sinking-fund requirements for the 1994 through 1998 period, including $189 million for 1994. Also, $125 million of First Mortgage Bonds outstanding at December 31, 1993 has been called in December 1993 for redemption in 1994.

Aggressive refinancing of its outstanding high-cost securities has enabled the company to lower its cost of debt. There was no new money financing in 1993. To take advantage of favorable market conditions during

1993, the company refinanced $425 million of First Mortgage Bonds, $110 million of preferred stock and $135.5 million of pollution control bonds, in addition to restructuring the company's various credit lines. It is estimated that the 1993 refinancings and restructuring will save the company approximately $15 million per year. The company intends, if market conditions permit, to continue to refinance a portion of its outstanding long-term debt and preferred stock at lower effective cost.

On February 17, 1994, CL&P issued two new First Mortgage Bonds, the $140 million 1994 Series A and the $140 million 1994 Series B Bonds, at annual rates of 5.50 percent and 6.125 percent, respectively. The Series A Bond will mature on February 1, 1999, and the Series B Bond will mature on February 1, 2004. Proceeds from these issues, together with proceeds from short-term debt, will be used to redeem $310 million of outstanding bonds with interest rates ranging from 5.625 percent to 7.625 percent. Savings from the refinancings are estimated to be approximately $4.5 million per year in reduced interest rates.

The company's construction program expenditures, including allowance for funds used during construction (AFUDC), for the period 1994 through 1998 are estimated to be approximately $742 million, including $158 million for 1994. The construction program's main focus is maintaining and upgrading the existing transmission and distribution system as well as the nuclear and fossil-generating facilities. The company does not foresee the need for new major generating facilities, at least until the year 2007.

CL&P and WMECO utilize a nuclear fuel trust to finance nuclear fuel requirements for Millstone 1, 2, and 3. Nuclear fuel requirements, including nuclear fuel financed through the trust, are estimated to be approximately $318 million for the period 1994 through 1998, including $75 million for 1994.

RESULTS OF OPERATIONS

                                      Change in Operating Revenues

                                           Increase/(Decrease)
- ----------------------------------------------------------------- ------
                                    1993 vs. 1992       1992 vs. 1991
- ----------------------------------------------------------------- ------
                                           (Millions of Dollars)
Regulatory decisions                    $34.2                $72.7
Fuel and purchased power
 cost recoveries                          1.9                 20.0
Sales volume                              3.0                  5.4
Other revenues                           10.5                (57.4)
                                        -----                ------
Total revenue change                    $49.6                $40.7
                                        =====                =====

OPERATING REVENUES

The components of the change in operating revenues for the past two years are provided in the table above.

Operating revenues increased $49.6 million from 1992 to 1993. Revenues related to regulatory decisions increased in 1993, primarily because of the effects of the June 1993 DPUC retail rate increase and higher revenues under the CAM. Retail sales were essentially flat in 1993. Other revenues increased primarily because of higher 1993 capacity interchange sales.

Operating revenues increased $40.7 million from 1991 to 1992. Revenues related to regulatory decisions increased in 1992 primarily because of the effect of the August 1991 DPUC retail rate increase. Fuel and purchased-power cost recoveries increased primarily due to the timing in the recovery of fuel expenses under the provisions of CL&P's fuel adjustment clauses. Retail sales in 1992 were slightly higher than 1991. Other revenues decreased primarily because of 1992 capacity sales to other utilities that took place at lower prices per kilowatt-hour and the 1991 one-time reimbursement of costs associated with the reactivation of fossil-generating units.

FUEL, PURCHASED, AND NET INTERCHANGE POWER

Fuel, purchased, and net interchange power increased $58.8 million in 1993, as compared to 1992, primarily due to the timing in the recovery of fuel expenses under the provisions of the company's fuel adjustment clauses and disallowances of replacement power costs deferred under the GUAC, partially offset by lower outside purchases due to better nuclear performance in 1993.

Fuel, purchased, and net interchange power increased $39.2 million in 1992, as compared to 1991, primarily due to the timing in the recovery of fuel expenses under the provisions of the company's fuel adjustment clauses, and previously deferred replacement power costs that are not recoverable as a result of regulatory reviews.

OTHER OPERATION AND MAINTENANCE EXPENSES

Other operation and maintenance expenses increased $18.7 million in 1993, as compared to 1992, primarily due to the one-time costs in 1993 associated with the employee reduction program and 1993 SFAS No. 106 postretirement benefit costs prior to the DPUC order allowing the deferral of these costs, partially offset by lower 1993 costs associated with the operation and maintenance activities of the nuclear units.

Other operation and maintenance expenses increased $4.0 million in 1992, as compared to 1991, primarily due to higher 1992 costs of operation and maintenance activities at nuclear units, partially offset by the 1991 costs associated with a voluntary early retirement program, and lower 1992 conservation expenses.

DEPRECIATION EXPENSES

Depreciation expenses increased $9.9 million in 1993, as compared to 1992, and $11.3 million in 1992, as compared to 1991, primarily as a result of higher depreciation rates, higher depreciable plant balances, and higher decommissioning levels in 1992 as compared to 1991.

AMORTIZATION OF REGULATORY ASSETS, NET

Amortization of regulatory assets, net increased $38.9 million in 1993, as compared to 1992, and $17.8 million in 1992, as compared to 1991, primarily because of higher amortization of Millstone 3 and Seabrook deferred costs. The increase in 1993 is also attributable to the gross-up of taxes due to SFAS No. 109, and the amortization in 1993 of costs paid by CL&P to the developers of two wood-to-energy plants as allowed in the recent rate decision. CL&P was allowed to collect and amortize $17.9 million of previously deferred costs over the one-year period beginning July 1993.

FEDERAL AND STATE INCOME TAXES

Federal and State income taxes, net decreased $21.4 million in 1993, as compared to 1992, primarily because of lower book taxable income and higher investment tax credit amortization, partially offset by an increase in flow-through depreciation.

TAXES OTHER THAN INCOME TAXES

Taxes other than income taxes increased $5.4 million in 1992, as compared to 1991, primarily due to higher property taxes and higher Connecticut gross earnings taxes due to higher revenues.

DEFERRED NUCLEAR PLANTS RETURN

Deferred nuclear plants return decreased $10.8 million in 1993, as compared to 1992, and $6.3 million in 1992, as compared to 1991, primarily because of a decrease in Millstone 3 deferred return because additional Millstone 3 investment was phased into rates.

OTHER INCOME, NET

Other income, net decreased $8.0 million in 1993, as compared to 1992, primarily because of the allocation to customers of a portion of the property tax accounting change as ordered by the DPUC in the rate decision and lower AFUDC.

INTEREST CHARGES

Interest on long-term debt increased $17.1 million in 1993, as compared to 1992 and $14.9 million in 1992, compared to 1991, primarily because of lower average interest rates as a result of the substantial refinancing activity.

Other interest charges increased $5.4 million in 1993, as compared to 1992, primarily because of higher interest on short-term borrowings, lower AFUDC for borrowed funds and interest recognized for a potential Connecticut sales tax assessment.

THE CONNECTICUT LIGHT AND POWER COMPANY

- -----------------------------------------------------------------------------
- -----------------------
SELECTED FINANCIAL DATA
- -----------------------------------------------------------------------------
- -----------------------

- -----------------------------------------------------------------------------
- -----------------------
Years Ended December 31,              1993          1992          1991
1990          1989
- -----------------------------------------------------------------------------
- -----------------------

                                                         (Thousands of Dollars)
Continuing Operations:
 Operating Revenues. . . . . .     $2,366,050    $2,316,451    $2,275,737
$2,170,087   $2,069,559
 Operating Income. . . . . . .        240,095       287,811       323,835
320,641      327,220
 Net Income. . . . . . . . . .        191,449       206,714       240,818
224,783      207,875

Discontinued Gas
 Operations:
  Operating Revenues . . . . .           -             -            -
  -          124,229
  Operating Income . . . . . .           -             -            -
  -           12,563
  Net Income . . . . . . . . .           -             -            -
  -            6,630

Cash Dividends on
 Common Stock. . . . . . . . .        160,365       164,277       172,587
179,921      155,972

Total Assets . . . . . . . . .      6,397,380     5,582,806     5,338,441
5,176,784    5,148,120
Long-Term Debt*. . . . . . . .      2,057,280     2,087,936     2,023,268
2,101,334    2,147,892
Preferred Stock Not
 Subject to Mandatory
 Redemption. . . . . . . . . .        166,200       231,196       306,195
306,195      306,195
Preferred Stock
 Subject to Mandatory
 Redemption* . . . . . . . . .        230,000       200,000       141,892
146,892      151,892
Obligations Under
 Capital Leases* . . . . . . .        177,418       197,404       208,924
233,919      252,652

*Includes portions due within one year.

- -----------------------------------------------------------------------------
- -----------------------
STATEMENTS OF QUARTERLY FINANCIAL DATA (Unaudited)
- -----------------------------------------------------------------------------
- -----------------------


                                                           Quarter Ended

- -----------------------------------------------------------------------------
- -----------------------
1993                               March 31        June 30          September
30     December 31
- -----------------------------------------------------------------------------
- -----------------------
                                                      (Thousands of Dollars)

Operating Revenues. . . . . . .    $627,134        $559,894          $604,343
       $574,679
                                   ========        ========          ========
       ========

Operating Income. . . . . . . .    $ 67,201        $ 47,775           $58,321
       $ 66,798
                                   ========        ========          ========
       ========

Net Income. . . . . . . . . . .    $ 91,596        $ 13,775           $39,068
       $ 47,010
                                   ========        ========          ========
       ========

1992
- -----------------------------------------------------------------------------
- -----------------------

Operating Revenues. . . . . . .    $633,933        $547,010          $554,635
       $580,873
                                   ========        ========          ========
       ========

Operating Income. . . . . . . .    $ 90,840        $ 58,892           $75,438
       $ 62,641
                                   ========        ========          ========
       ========

Net Income. . . . . . . . . . .    $ 68,042        $ 40,615           $55,145
       $ 42,912
                                   ========        ========          ========
       ========

THE CONNECTICUT LIGHT AND POWER COMPANY

- -----------------------------------------------------------------------------
- -----------------------
STATISTICS
- -----------------------------------------------------------------------------
- -----------------------
                Gross Electric                     Average
                Utility Plant                       Annual
                 December 31,                      Use Per         Electric
               (Thousands of        kWh Sales      Residential     Customers
      Employees
                  Dollars)         (Millions)     Customer (kWh)   (Average)
    (December 31,)
- -----------------------------------------------------------------------------
- -----------------------
1993             $6,214,399          26,107           8,519         1,078,925
          2,676
1992              6,100,680          25,809           8,501         1,075,425
          3,028
1991              5,986,269          24,992           8,435         1,069,912
          3,364
1990              5,881,499          25,039           8,434         1,064,695
          3,517
1989              5,732,850          25,078           8,570         1,054,055
          3,556

                   The Connecticut Light and Power Company

                     First and Refunding Mortgage Bonds
                     ----------------------------------
                      Trustee and Interest Paying Agent
           Bankers Trust Company, Corporate Trust and Agency Group
        P.O. Box 318, Church Street Station, New York, New York 10015

                               Preferred Stock
                               ---------------
           Transfer Agent, Dividend Disbursing Agent and Registrar
          Northeast Utilities Service Company Shareholder Services
                   P.O. Box 5006, Hartford, CT 06102-5006

                         1994 Dividend Payment Dates
                     5.28%, 5.30%, 9.00%, $3.24 Series -
                  January 1, April 1, July 1, and October 1
                         4.50% (1956), 4.96%, 6.56%
            $1.90, $2.00, $2.04, $2.06, $2.09, and $2.20 Series -
                 February 1, May 1, August 1, and November 1

                     3.90%, 4.50% (1963), 7.23% Series -
          January 12, March 1, June 1, September 1, and December 1

                                   DARTS*
               January 12, March 2, April 20, June 8, July 27,
                     September 14, November 2, December 21

                 Address General Correspondence in Care of:

                     Northeast Utilities Service Company
                        Investor Relations Department
                                P.O. Box 270
                      Hartford, Connecticut 06141-0270
                             Tel. (203) 665-5000

                               General Office
                Selden Street, Berlin, Connecticut 06037-1616
                           _________________________

*Transfer and Paying Agent:

 Bankers Trust Company, Corporate Trust and Agency Group
 P.O. Box 318, Church Street Station, New York, New York 10015

The data contained in this Annual Report is submitted for the sole purpose of providing information to present stockholders about the Company.