Form 10-K, Exhibit 13
period 1993-12-31
NORTHEAST UTILITIES; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1994-03-25
CIK 72741, 23426, 106170, 315256, 880416

Exhibit 13.3








                                   1993

                               ANNUAL REPORT



                  WESTERN MASSACHUSETTS ELECTRIC COMPANY















































                          1993 Annual Report

                Western Massachusetts Electric Company

                                  Index


Contents                                                             Page
- --------                                                             ----
Balance Sheets . . . . . . . . . . . . . . . . . . . .               1-2

Statements of Income . . . . . . . . . . . . . . . . .                3

Statements of Cash Flows . . . . . . . . . . . . . . .                4

Statements of Common Stockholder's Equity. . . . . . .                5

Notes to Financial Statements. . . . . . . . . . . . .               6-25

Report of Independent Public Accountants . . . . . . .                26

Management's Discussion and Analysis of Financial
 Condition and Results of Operations . . . . . . . . .              27-32

Selected Financial Data. . . . . . . . . . . . . . . .                33

Statements of Quarterly Financial Data . . . . . . . .                33

Statistics . . . . . . . . . . . . . . . . . . . . . .                34

Preferred Stockholder and Bondholder Information . . .           Back Cover




























WESTERN MASSACHUSETTS ELECTRIC COMPANY

BALANCE SHEETS

At December 31,                                          1993          1992
- ------------------------------------------------------------------------------

                                                      (Thousands of Dollars)
ASSETS
- ------

Utility Plant, at original cost:
  Electric.........................................  $1,183,410    $1,158,160
     Less: Accumulated provision for depreciation..     395,190       364,702
                                                     -----------  -----------
                                                        788,220       793,458
  Construction work in progress....................      23,790        18,522
  Nuclear fuel, net................................      35,727        37,704
                                                     -----------  -----------
      Total net utility plant......................     847,737       849,684
                                                     -----------  -----------

Other Property and Investments:
  Nuclear decommissioning trusts, at cost..........      49,155        41,986
  Investments in regional nuclear generating
   companies, at equity............................      14,633        14,567
  Other, at cost...................................       3,840         3,842
                                                     -----------  -----------
                                                         67,628        60,395
                                                     -----------  -----------

Current Assets:
  Cash and special deposits........................         185           165
  Receivables, less accumulated provision for
    uncollectible accounts of $1,997,000 in 1993
    and $2,117,000 in 1992.........................      36,437        36,587
  Receivables from affiliated companies............       4,972         2,829
  Accrued utility revenues.........................      17,362        15,627
  Fuel, materials, and supplies, at average cost...       7,057         9,001
  Prepayments and other............................       9,613         7,572
                                                     -----------  -----------
                                                         75,626        71,781
                                                     -----------  -----------

Deferred Charges:
  Regulatory asset--income taxes <F2>(Note 1)......      94,414          -
  Amortizable property investment--Millstone 3.....      28,001        39,201
  Deferred costs--Millstone 3 <F2>(Note 1).........      22,667        30,497
  Unrecovered contract obligation--YAEC <F>(Note 3)      24,150        28,160
  Deferred DOE assessment <F2>(Note 1).............       8,908         9,630
  Unamortized debt expense.........................       1,842         2,141
  Other............................................      33,669        39,195
                                                     -----------  -----------
                                                        213,651       148,824
                                                     -----------  -----------






      Total Assets.................................  $1,204,642    $1,130,684
                                                     ===========  ===========

The accompanying notes are an integral part of these financial statements.

WESTERN MASSACHUSETTS ELECTRIC COMPANY

BALANCE SHEETS


At December 31,                                            1993          1992
- --------------------------------------------------------------------------------

                                                        (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
- ------------------------------

Capitalization:
  Common stock,$25 par value--authorized and
     outstanding 1,072,471 shares in 1993 and 1992...  $   26,812    $   26,812
  Capital surplus, paid in...........................     149,319       149,026
  Retained earnings..................................      97,627        91,077
                                                       -----------  -----------
        Total common stockholder's equity............     273,758       266,915
  Cumulative preferred stock--
       $100 par value--authorized 1,000,000 shares;
       outstanding 200,000 shares in 1993 and 1992;
       $25 par value--authorized 3,600,000 shares;
       outstanding 3,220,000 shares in 1993
       3,280,000 shares in 1992
       Not subject to mandatory redemption <F6>(Note 5)    73,500        73,500
       Subject to mandatory redemption <F7>(Note 6)..      25,500        27,000
  Long-term debt <F8>(Note 7)........................     393,232       392,824
                                                       -----------  -----------
           Total capitalization......................     765,990       760,239
                                                       -----------  -----------

Obligations Under Capital Leases.....................      24,014        27,425
                                                       -----------  -----------

Current Liabilities:
  Notes payable to banks.............................       6,000        18,000
  Commercial paper...................................        -           23,500
  Long-term debt and preferred stock--current
     portion.........................................       1,500         1,652
  Obligations under capital leases--current
     portion.........................................      12,888        14,084
  Accounts payable...................................      17,493        16,038
  Accounts payable to affiliated companies...........      12,016        15,549
  Accrued taxes......................................       7,022        10,270
  Accrued interest...................................       6,478         5,798
  Refundable energy costs............................       8,676         2,082
  Other..............................................      11,727         7,042
                                                       -----------  -----------
                                                           83,800       114,015
                                                       -----------  -----------
Deferred Credits:
  Accumulated deferred income taxes <F2>(Note 1).....     253,547       144,865
  Accumulated deferred investment tax credits........      36,083        37,512
  Deferred contract obligation--YAEC <F4>(Note 3)....      24,150        28,160
  Deferred DOE obligation <F2>(Note 1)...............       7,268         9,630
  Other..............................................       9,790         8,838
                                                       -----------  -----------
                                                          330,838       229,005
                                                       -----------  -----------
Commitments and Contingencies <F12>(Note 11)

           Total Capitalization and Liabilities......  $1,204,642    $1,130,684
                                                       ===========  ===========

The accompanying notes are an integral part of these financial statements.

WESTERN MASSACHUSETTS ELECTRIC COMPANY

STATEMENTS OF INCOME

For the Years Ended December 31,                      1993       1992      1991
- -----------------------------------------------------------------------------
- -----
                                                       (Thousands of Dollars)

Operating Revenues................................ $415,055   $410,720  $409,840
                                                   ---------  ---------
- ---------

Operating Expenses:
  Operation--
    Fuel, purchased and net interchange
       power......................................   67,781     86,356    99,717
    Other.........................................  142,273    126,060   114,231
  Maintenance.....................................   34,259     39,303    36,795
  Depreciation....................................   35,751     34,257    35,636
  Amortization of regulatory assets...............   29,700     26,321    24,950
  Federal and state income taxes
    <F9>(Note 8)..................................   28,173     20,926    22,856
  Taxes other than income taxes...................   17,051     16,984    15,932
                                                   ---------  ---------
- ---------
     Total operating expenses.....................  354,988    350,207   350,117
                                                   ---------  ---------
- ---------
Operating Income..................................   60,067     60,513    59,723
                                                   ---------  ---------
- ---------
Other Income:
  Deferred Millstone 3 return--other
     funds........................................    1,439      2,119     2,763
  Equity in earnings of regional
    nuclear generating companies..................    1,680      2,170     2,181
  Other, net......................................    2,966      2,628     1,895
  Income taxes--credit............................      304        810     1,969
                                                   ---------  ---------
- ---------
     Other income, net............................    6,389      7,727     8,808
                                                   ---------  ---------
- ---------
     Income before interest charges...............   66,456     68,240    68,531
                                                   ---------  ---------
- ---------
Interest Charges:
  Interest on long-term debt......................   29,979     31,694    33,557
  Other interest..................................      881        469     1,544
  Deferred Millstone 3 return--
    borrowed funds <F2>(Note 1)...................   (1,076)      (945)
(1,207)
                                                   ---------  ---------
- ---------
     Interest charges, net........................   29,784     31,218    33,894
                                                   ---------  ---------
- ---------
Income before cumulative effect of
  accounting change...............................   36,672     37,022    34,637
Cumulative effect of accounting change <F2>(Note 1)   3,922       -         -
                                                   ---------  ---------
- ---------
Net Income........................................ $ 40,594   $ 37,022  $ 34,637
                                                   =========  =========
=========

The accompanying notes are an integral part of these financial statements.

   WESTERN MASSACHUSETTS ELECTRIC COMPANY
   STATEMENTS OF CASH FLOWS

                                                                ---------
- ---------  ---------
   For the Years Ended December 31,                               1993      1992
     1991
                                                                ---------
- ---------  ---------
                                                                    (Thousands
of Dollars)
   Cash Flows From Operations:
     Net Income .............................................. $  40,594  $
37,022  $  34,637
     Adjusted for the following:
      Depreciation............................................    38,296
36,735     36,984
      Deferred income taxes and investment tax credits, net...       918
(785)     3,767
      Deferred return - Millstone 3, net of amortization......    12,252
9,110      8,216
      Deferred energy costs, net of amortization..............     6,594
12,629     (8,418)
      Other sources of cash...................................    27,745
24,113     18,977
      Other uses of cash......................................    (5,142)
(10,814)    (9,662)
      Changes in working capital:
       Receivables and accrued utility revenues...............    (3,728)
12,288     (7,216)
       Fuel, materials, and supplies..........................     1,944
 490      3,870
       Accounts payable.......................................    (2,078)
(5,355)     6,262
       Accrued taxes..........................................    (3,248)
(295)       344
       Other working capital (excludes cash)..................     2,433
1,932      4,971
                                                                ---------
- ---------  ---------
   Net Cash Flows From Operations.............................   116,580
117,070     92,732
                                                                ---------
- ---------  ---------
   Cash Flows Used For Financing Activities:
     Long-term debt...........................................   113,800
85,000        -
     Financing expenses.......................................      (359)
(470)       -
     Net increase (decrease) in short-term debt...............   (35,500)
(3,250)     7,750
     Reacquisitions and retirements of long-term debt
       and preferred stock....................................  (115,770)
(109,169)   (21,650)
     Cash dividends on preferred stock........................    (5,259)
(7,485)    (8,048)
     Cash dividends on common stock...........................   (28,785)
(29,536)   (31,499)
                                                                ---------
- ---------  ---------
   Net cash flows used for financing activities...............   (71,873)
(64,910)   (53,447)
                                                                ---------
- ---------  ---------
   Investment Activities:
     Investment in plant (including capital leases):
       Electric utility plant.................................   (34,592)
(46,061)   (32,775)
       Nuclear fuel...........................................    (2,926)
1,003       (570)
                                                                ---------
- ---------  ---------
       Net cash flows used for investments in plant...........   (37,518)
(45,058)   (33,345)
       Other investment activities, net.......................    (7,169)
(7,101)    (5,917)
                                                                ---------
- ---------  ---------
   Net cash flows used for investments........................   (44,687)
(52,159)   (39,262)
                                                                ---------
- ---------  ---------
   Net Increase In Cash for the Period........................        20
   1         23
   Cash and special deposits - beginning of period............       165
 164        141
                                                                ---------
- ---------  ---------
   Cash and special deposits - end of period.................. $     185  $
 165  $     164
                                                                =========
==========  =========
   Supplemental Cash Flow Information:
   Cash paid (received) during the year for:
     Interest, net of amounts capitalized during
     construction............................................. $  27,277  $
30,758  $  32,616
                                                                =========
=========  =========
     Income taxes............................................. $  21,200  $
17,711  $  22,047
                                                                =========
=========  =========
   Increase in obligations:
     Niantic Bay Fuel Trust................................... $   9,369  $
7,224  $   3,443
                                                                =========
=========  =========

   The accompanying notes are an integral part of these financial statements.

WESTERN MASSACHUSETTS ELECTRIC COMPANY

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY


- -----------------------------------------------------------------------------
- ----------
                                                       Capital     Retained
                                            Common     Surplus,    Earnings
                                             Stock     Paid In      <F1>(a)
Total
- -----------------------------------------------------------------------------
- ----------
                                                      (Thousands of Dollars)

Balance at January 1, 1991...............  $26,812    $148,401    $ 96,618
$271,831

    Net income for 1991..................                           34,637
34,637
    Cash dividends on preferred
      stock..............................                           (8,048)
(8,048)
    Cash dividends on common stock.......                          (31,499)
(31,499)
    Capital stock expenses, net..........                  295
   295
                                           --------   ---------   ---------
- ---------
Balance at December 31, 1991.............   26,812     148,696      91,708
267,216

    Net income for 1992..................                           37,022
37,022
    Cash dividends on preferred
      stock..............................                           (7,485)
(7,485)
    Cash dividends on common stock.......                          (29,536)
(29,536)
    Loss on the retirement of preferred
      stock..............................                             (632)
  (632)
    Capital stock expenses, net..........                  330
   330
                                           --------   ---------   ---------
- ---------
Balance at December 31, 1992.............   26,812     149,026      91,077
266,915

    Net income for 1993..................                           40,594
40,594
    Cash dividends on preferred
      stock..............................                           (5,259)
(5,259)
    Cash dividends on common stock.......                          (28,785)
(28,785)
    Capital stock expenses, net..........                  293
   293
                                           --------   ---------   ---------
- ---------
Balance at December 31, 1993.............  $26,812    $149,319    $ 97,627
$273,758
                                           ========   =========   =========
=========

[FN]
<F1> (a) The company has dividend restrictions imposed by its long-term debt agreements.
         At December 31, 1993, these restrictions totaled approximately $71.1 million.


The accompanying notes are an integral part of these financial statements.

WESTERN MASSACHUSETTS ELECTRIC COMPANY

- --------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------
[FN]
<F1>1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL
Western Massachusetts Electric Company (WMECO or the company), The Connecticut Light and Power Company (CL&P), Holyoke Water Power Company (HWP), Public Service Company of New Hampshire (PSNH), and North Atlantic Energy Corporation
(NAEC) are the operating subsidiaries comprising the Northeast Utilities system (the system) and are wholly owned by Northeast Utilities (NU).

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

ACCOUNTING CHANGES
Property Taxes: WMECO adopted a one-time change in the method of accounting for municipal property tax expense for their Connecticut properties. Most municipalities in Connecticut assess property values as of October 1.
Prior to January 1, 1993, the company accrued Connecticut property tax expense over the period October 1 through September 30 based on the lien-date method. During the first quarter of 1993, these subsidiaries changed their method of accounting for Connecticut municipal property taxes to recognize the expense from July 1 through June 30, to match the payment and services provided by the municipalities. This one-time change increased net income by approximately $3.9 million for WMECO in 1993.

Income Taxes: The company adopted the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109), effective January 1, 1993. For information on this change, see <F2> Note 1, "Summary of Significant Accounting Policies - Income Taxes."

Postretirement Benefits Other Than Pensions: The company has adopted the provisions of Statement of Financial Accounting Standards No. 106, Employer's Accounting for Postretirement Benefits Other Than Pensions (SFAS 106), effective January 1, 1993. For information on this change, see <F11> Note 10, "Postretirement Benefits Other Than Pensions."

ACCOUNTING RECLASSIFICATIONS
Certain amounts in the accompanying financial statements of WMECO for the years ended December 31, 1992 and 1991 have been reclassified to conform with the December 31, 1993 presentation.

PUBLIC UTILITY REGULATION
NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act), and it and its subsidiaries, including the company, are subject to the provisions of the 1935 Act. Arrangements among the system companies, outside agencies, and other utilities covering interconnections, interchange of electric power, and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The company is subject to further regulation for rates and other matters by the FERC and the

Massachusetts Department of Public Utilities (DPU), and follows the accounting policies prescribed by these commissions.

REVENUES
Other than special contracts, utility revenues are based on authorized rates applied to each customer's use of electricity. Rates can be changed only through a formal proceeding before the appropriate regulatory commission. At the end of each accounting period, WMECO accrues an estimate for the amount of energy delivered but unbilled.

SPENT NUCLEAR FUEL DISPOSAL COSTS
Under the Nuclear Waste Policy Act of 1982, WMECO must pay the United States Department of Energy (DOE) for the disposal of spent nuclear fuel and high-level radioactive waste. Fees for nuclear fuel burned on or after April 7, 1983 are billed currently to customers and paid to the DOE on a quarterly basis. For nuclear fuel used to generate electricity prior to April 7, 1983 (prior-period fuel), payment may be made anytime prior to the first delivery of spent fuel to the DOE. At December 31, 1993, fees due to the DOE for the disposal of prior-period fuel were approximately $31.9 million, including interest costs of $16.3 million. As of December 31, 1993, approximately $32.3 million had been collected through rates.

Under the Energy Policy Act of 1992 (Energy Act), WMECO is assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants operated by the DOE (D&D assessment). The Energy Act imposes an overall cap of $2.25 billion on the obligation of the commercial power industry and limits the annual special assessment to $150 million each year over a 15-year period beginning in 1993. The Energy Act also requires that regulators treat D&D assessments as a reasonable and necessary cost of fuel, to be fully recovered in rates, like any other fuel cost. The cap and annual recovery amounts will be adjusted annually for inflation. The D&D assessment is allocated among utilities based upon services purchased in prior years. At December 31, 1993, WMECO's remaining share of these costs is estimated to be approximately $8.9 million. WMECO has begun to recover these costs. Accordingly, WMECO has recognized these costs as a regulatory asset, with a corresponding obligation, on its Balance Sheets.

INVESTMENTS AND JOINTLY OWNED ELECTRIC UTILITY PLANT
Regional Nuclear Generating Companies: WMECO owns common stock of four regional nuclear generating companies (Yankee companies). The Yankee companies, with the company's ownership interests, are:


Connecticut Yankee Atomic Power Company (CY) . . . .      9.5%
Yankee Atomic Electric Company (YAEC). . . . . . . .      7.0
Maine Yankee Atomic Power Company (MY) . . . . . . .      3.0
Vermont Yankee Nuclear Power Corporation (VY). . . .      2.5

WMECO's investments in the Yankee companies are accounted for on the equity basis. The electricity produced by these facilities is committed to the participants substantially on the basis of their ownership interests and is billed pursuant to contractual agreements. For more information on these agreements, see <F12> Note 11, "Commitments and Contingencies - Purchased Power Arrangements."

The 173-megawatt (MW) YAEC nuclear power plant was shut down permanently on February 26, 1992. For more information on the Yankee companies, see <F4>
Note 3, "Nuclear Decommissioning."

Millstone 1: WMECO has a 19 percent joint-ownership interest in Millstone 1, a 660-MW nuclear generating unit. As of December 31, 1993, plant-in-service and the accumulated provision for depreciation included approximately $77.6 million and $30.5 million, respectively, for WMECO's share of Millstone 1. WMECO's share of Millstone 1 operating expenses is included in the corresponding operating expenses on the accompanying Statements Of Income.

Millstone 2: WMECO has a 19 percent joint-ownership interest in Millstone 2, an 875-MW nuclear generating unit. As of December 31, 1993, plant-in-service and the accumulated provision for depreciation included approximately $158.1 million and $34.8 million, respectively, for WMECO's share of Millstone 2. WMECO's share of Millstone 2 operating expenses is included in the corresponding operating expenses on the accompanying Statements Of Income.

Millstone 3: WMECO has a 12.24 percent joint-ownership interest in Millstone 3, an 1,149-MW nuclear generating unit. As of December 31, 1993, plant-in-service and the accumulated provision for depreciation included approximately $375.5 million and $72.9 million, respectively, for WMECO's proportionate share of Millstone 3. WMECO's share of Millstone 3 expenses is included in the corresponding operating expenses on the accompanying Statements Of Income.

DEPRECIATION
The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency. Except for major facilities, depreciation factors are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. For nuclear production plants, the costs of removal, less salvage, that have been funded through external decommissioning trusts will be paid with funds from the trusts and will be charged to the accumulated reserve for decommissioning included in the accumulated provision for depreciation over the expected service life of the plants. See <F4> Note 3, "Nuclear Decommissioning," for additional information.

The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.1 percent in 1993, 3.0 percent in 1992, and
3.3 percent in 1991.

INCOME TAXES
The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of income subject to tax) is accounted for in accordance with the ratemaking treatment of the applicable regulatory commissions. See <F9> Note 8, "Income Tax Expense," for the components of income tax expense.

In 1992, the Financial Accounting Standards Board (FASB) issued SFAS 109. SFAS 109 supersedes previously issued income tax accounting standards. WMECO adopted SFAS 109, on a prospective basis, during the first quarter of 1993. At December 31, 1993, the deferred tax obligation relating to the adoption of SFAS 109 approximated $94 million. As it is probable that the increase in deferred tax liabilities will be recovered from customers through rates, WMECO also established a regulatory asset. SFAS 109 does not permit net-of-tax accounting.

Accordingly, the company no longer utilizes net-of-tax accounting for the deferred nuclear plants return-borrowed funds and allowance for funds used during construction (AFUDC) - borrowed funds.

The temporary differences which give rise to the accumulated deferred tax obligation at December 31, 1993 are as follows:

                                               (Thousands of Dollars)

Accelerated depreciation and other
 plant-related differences . . . . . . . . .          $205,030

The tax effect of net regulatory assets. . .            37,258

Other. . . . . . . . . . . . . . . . . . . .            11,259
                                                      --------
                                                      $253,547
                                                      ========

ENERGY ADJUSTMENT CLAUSE
In Massachusetts, all retail fuel costs are collected on a current basis by means of a separate fuel-charge billing rate. As permitted by the DPU, WMECO defers the difference between forecasted and actual fuel cost recoveries until it is recovered or refunded quarterly under a retail fuel adjustment clause. Massachusetts law requires the establishment of an annual performance program related to fuel procurement and use. The program establishes performance standards for plants owned and operated by WMECO or plants in which WMECO has a life-of-unit contract. Therefore, revenues collected under the WMECO's retail fuel adjustment clause are subject to refund pending review by the DPU. To date, there have been no significant adjustments as a result of this program.

For additional information, see <F12> Note 11, "Commitments and
Contingencies--Nuclear Performance."

PHASE-IN PLAN
As of December 31, 1991, all of WMECO's recoverable investment in Millstone 3 was in rate base. Beginning in 1986, the DPU has permitted WMECO to recover the portion of its Millstone 3 investment representing the amount currently determined to be "unuseful" by the DPU ($23.6 million at December 31, 1993), over a ten-year period, without earning a return. On June 30, 1987, WMECO also began recovering the deferred return, including carrying charges, on the recoverable but not yet phased-in portion of its investment in Millstone 3. This recovery is taking place over a nine-year period. As of December 31, 1993, $65.4 million of the deferred return, including carrying charges, has been recovered, and $22.7 million of the deferred return, including carrying charges, remains to be recovered over the period ending June 30, 1995.

<F3>2.     LEASES

WMECO and CL&P have entered into the Niantic Bay Fuel Trust (NBFT) capital lease agreement to finance up to $530 million of nuclear fuel for Millstone 1 and 2 and their share of the nuclear fuel for Millstone 3. WMECO and CL&P make quarterly lease payments for the cost of nuclear fuel consumed in the reactors (based on a units-of-production method at rates which reflect estimated kilowatt-hours of energy provided) plus financing costs associated with the fuel in the reactors.

Upon permanent discharge from the reactors, ownership of the nuclear fuel transfers to WMECO and CL&P.

WMECO has also entered into lease agreements, some of which are capital leases, for the use of substation equipment, data processing and office equipment, vehicles, nuclear control room simulators, and office space. The provisions of these lease agreements generally provide for renewal options. The following rental payments have been charged to operating expense:


                                 Operating         Capital
Year                               Leases          Leases

1993. . . . . . . . . . . .     $17,158,000      $6,367,000
1992. . . . . . . . . . . .      13,799,000       7,263,000
1991. . . . . . . . . . . .      11,599,000       6,790,000

Interest included in capital lease rental payments was $2,090,000 in 1993, $2,895,000 in 1992, and $3,434,000 in 1991.

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

Future minimum rental payments, excluding annual nuclear fuel lease payments and executory costs, such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable leases, as of December 31, 1993, are approximately:

                                    Capital      Operating
    Year                            Leases       Leases
    ----                            -------      ---------
                                    (Thousands of Dollars)

    1994. . . . . . . . . . . .    $    40        $4,900
    1995. . . . . . . . . . . .         40         4,600
    1996. . . . . . . . . . . .         40         4,200
    1997. . . . . . . . . . . .         40         4,100
    1998. . . . . . . . . . . .         40         3,100
    After 1998. . . . . . . . .        220        36,300
                                   -------       -------
    Future minimum lease
    payments  . . . . . . . . .        420       $57,200
                                                 =======

    Less amount of representing
    interest . . . . . . . . .         120
                                   -------

    Present value of future
    minimum lease payments
    for other than nuclear
    fuel . . . . . . . . . . .         300

    Present value of future
    nuclear fuel lease
    payments . . . . . . . . .      36,600
                                   -------

           Total. . . . . .        $36,900
                                   =======

<F4>3.   NUCLEAR DECOMMISSIONING

The company's 1992 decommissioning study concluded that complete and immediate dismantlement at retirement continues to be the most viable and economic method of decommissioning the three Millstone units. Decommissioning studies are reviewed and updated periodically to reflect changes in decommissioning requirements, technology, and inflation.

The estimated cost of decommissioning WMECO's ownership share of Millstone 1, 2, and 3, in year-end 1993 dollars, is $73.3 million, $58.9 million, and $51.6 million, respectively. Nuclear decommissioning costs are accrued over the expected service life of the units and are included in depreciation expense on the Statements Of Income. Nuclear decommissioning costs amounted to $4.6 million in 1993, 1992, and 1991. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation on the Balance Sheets.

WMECO has established independent decommissioning trusts for its portion of the costs of decommissioning Millstone 1, 2, and 3. As of December 31, 1993, WMECO has collected, through rates, $37.6 million toward the future decommissioning costs of its share of the Millstone units, all of which has been transferred to external decommissioning trusts. Earnings on the decommissioning trusts and financing fund increase the decommissioning trust balance and the accumulated reserve for decommissioning. At December 31, 1993, the balance in the accumulated reserve for decommissioning amounted to $49.2 million.

Changes in requirements or technology, or adoption of a decommissioning method other than immediate dismantlement, could change decommissioning cost estimates.

WMECO attempts to recover sufficient amounts through allowed rates to cover their expected decommissioning costs. Only the portion of currently estimated total decommissioning costs that has been accepted by regulatory agencies is reflected in rates of the company. Although allowances for decommissioning have increased significantly in recent years, ratepayers in future years will need to increase their payments to offset the effects of any insufficient rate recoveries in previous years.

WMECO, along with other New England utilities, has equity investments in the four Yankee companies. Each Yankee company owns a single nuclear generating unit. The estimated costs, in year-end 1993 dollars, of decommissioning WMECO's ownership share of CY and MY are $32.3 million, and $9.7 million, respectively. The cost to decommission VY is currently being reestimated. The cost of decommissioning WMECO's ownership share of VY is projected to range from $7.5 million to $8.75 million. As discussed in the following paragraph, YAEC's owners voted to permanently shut down the YAEC unit on February 26, 1992. Under the terms of the contracts with the Yankee companies, the shareholders-sponsors are responsible for their proportionate share of the operating costs of each unit, including decommissioning. The nuclear decommissioning costs of the Yankee companies are included as part of the cost of power by WMECO.

YAEC has begun decommissioning its nuclear facility. On June 1, 1992, YAEC filed a rate filing to obtain FERC authorization to collect the closing and decommissioning costs and to recover the remaining investment in the YAEC nuclear power plant over the remaining period of the plant's Nuclear
Regulatory Commission operating license. The bulk of these costs has been agreed to by the YAEC joint owners and approved, as a settlement, by FERC.
At December 31, 1993, the estimated remaining costs amounted to $345.0 million, of which WMECO's share was approximately $24.1 million. Management expects that WMECO will continue to be allowed to recover such FERC-approved costs from its customers. Accordingly, WMECO has recognized these costs as a regulatory asset, with a corresponding obligation, on its Balance Sheets. WMECO has a 7.0 percent equity investment, approximating $1.7 million, in YAEC. WMECO had relied on YAEC for less than 1 percent of its capacity.

<F5>4.     SHORT-TERM DEBT

The system companies have various credit lines, totaling $485 million. NU, CL&P, WMECO, HWP, NNECO, and The Rocky River Realty Company (RRR) have established a revolving-credit facility with a group of 17 banks. Under this facility, the participating companies may borrow up to an aggregate of $360 million. Individual borrowing limits are $175 million for NU, $360 million for CL&P, $75 million for WMECO, $8 million for HWP, $60 million for NNECO, and $25 million for RRR. The system companies may borrow funds on a short-term revolving basis using either fixed-rate loans or standby loans. Fixed rates are set using competitive bidding. Standby-loan rates are based upon several alternative variable rates. The system companies are obligated to pay a facility fee of .20 percent of each bank's total commitment under the three-year portion of the facility, representing 75 percent of the total facility, plus .135 percent of each bank's total commitment under the 364-day portion of the facility, representing 25 percent of the total facility. At December 31, 1993, there were $22.5 million of borrowings under the facility, of which WMECO has no outstanding borrowings.

Certain subsidiaries of NU, including WMECO, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies.

Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent.
NU parent may lend to the Pool but may not borrow. Investing and borrowing subsidiaries receive or pay interest based on the average daily Federal
Funds rate. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. However, borrowings based on loans from NU parent bear interest at NU parent's cost and must be repaid based upon the terms of NU's original borrowing.

Maturities of WMECO's short-term debt obligations are for periods of three months or less.

The amount of short-term borrowings that may be incurred by the company is subject to periodic approval by the SEC under the 1935 Act. In addition, the charter of WMECO contains provisions restricting the amount of short-term borrowings. Under the SEC and/or charter restrictions, as of January 1, 1993, the company was authorized to incur short-term borrowings up to a maximum of $75 million.

<F6>5.     PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION

Details of preferred stock not subject to mandatory redemption are:
                                   December 31,      Shares
                                      1993         Outstanding
December 31,
                                   Redemption      December 31
- --------------------------------
Description                           Price            1993          1993
1992        1991
- -----------------------------------------------------------------------------
- ---------------------

(Thousands of Dollars)
9.60% Series A of 1970 . . . . .   $   -                -         $  -
$  -        $15,000
7.72% Series B of 1971 . . . . .    103.51           200,000       20,000
20,000      20,000
1988 Adjustable Rate DARTS . . .     25.00         2,140,000       53,500
53,500      53,500
                                                                  -------
- -------     -------
Total preferred stock not subject
 to mandatory redemption . . . .                                  $73,500
$73,500     $88,500
                                                                  =======
======      ======

All or any part of each outstanding series of preferred stock may be redeemed by the company at any time at established redemption prices plus accrued dividends to the date of redemption.


<F7>6.     PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION

Details of preferred stock subject to mandatory redemption are:
                                   December 31,      Shares
                                      1993         Outstanding
December 31,
                                   Redemption      December 31
- --------------------------------
Description                          Price*            1993          1993
 1992        1991
- -----------------------------------------------------------------------------
- ---------------------


(Thousands of Dollars)
7.60% Series of 1987 . . . . . .    $26.14         1,080,000        $27,000
$28,500     $28,502

Less preferred stock to be
 redeemed within one year,
 net of reacquired stock . . . .                                      1,500
  1,500           2
                                                                    -------
- -------     -------
 Total preferred stock subject to mandatory redemption              $25,500
$27,000     $28,500
                                                                    =======
=======     =======
*Redemption price reduces in future years.

The minimum sinking-fund provisions of the 1987 Series subject to mandatory redemption at December 31, 1993, for the years 1994 through 1998, are $1.5 million per year. In case of default on sinking-fund payments, no payments may be made on any junior stock by way of dividends or otherwise (other than in shares of junior stock) so long as the default continues. If the company is in arrears in the payment of dividends on any outstanding shares of preferred stock, the company would be prohibited from redemption or purchase of less than all of the preferred stock outstanding. All or part of the 7.60% Series of 1987 may be redeemed by the company at any time at an established redemption price plus accrued dividends to the date of redemption except that during the initial five-year redemption period it is subject to certain refunding limitations.


<F8>7.     LONG-TERM DEBT

Details of long-term debt outstanding are:

- -------------------------------------------------------------------------
                                                December 31,
                                              -----------------
                                              1993         1992
- -------------------------------------------------------------------------
                                          (Thousands of Dollars)
First Mortgage Bonds:
9 1/4%    Series S,   due 1995 . . . . .    $   -     $  59,400
9 1/4%    Series U,   due 1995 . . . . .      34,650     35,000
5 3/4%    Series F,   due 1997 . . . . .      15,000     15,000
7 3/8%    Series H,   due 1998 . . . . .      15,000     15,000
6 3/4%    Series G,   due 1998 . . . . .      10,000     10,000
7 3/4%    Series J,   due 2002 . . . . .      30,000     30,000
7 3/4%    Series V,   due 2002 . . . . .      85,000     85,000
9 3/4%    Series R,   due 2016 . . . . .      24,750     25,000
10 1/8%   Series T,   due 2018 . . . . .      33,819     34,235
6 7/8%    Series W,   due 2000 . . . . .      60,000       -
                                            --------   --------
          Total First Mortgage Bonds . .     308,219    308,635

Pollution Control Notes:

Tax Exempt Series A, due 2028. . . . . .      53,800       -
Variable rate, due 2014-2015 . . . . . .        -        52,400
 5.9%, due 1998. . . . . . . . . . . . .        -         1,454
Fees and interest due for spent fuel
 disposal costs. . . . . . . . . . . . .      31,930     30,966
Less:  Amounts due within one year . . .        -           152
Unamortized premium and discount, net. .        (717)      (479)
                                            --------   --------
Long-term debt, net. . . . . . . . . . .    $393,232   $392,824
                                            ========   ========

Long-term debt maturities and cash sinking-fund requirements on debt outstanding at December 31, 1993 for the years 1994 through 1998 are approximately: $0 in 1994, $34,650,000 in 1995, $0 in 1996, $15,000,000 in
1997, and $25,000,000 in 1998. In addition, there are annual 1 percent sinking- and improvement-fund requirements, currently amounting to $3,100,000 in 1994 and 1995, $2,750,000 in 1996 and 1997, and $2,600,000 in 1998. Such
sinking- and improvement-fund requirements may be satisfied by the deposit of cash or bonds or by certification of property additions.

All or any part of each outstanding series of first mortgage bonds may be redeemed by the company at any time at established redemption prices plus accrued interest to the date of redemption, except certain series which are subject to certain refunding limitations during their respective initial five-year redemption periods.

Essentially all of the company's utility plant is subject to the liens of its first mortgage bond indentures. As of December 31, 1993, the company has secured $53.8 million of pollution control notes with second mortgage liens on Millstone 1, junior to the liens of its first mortgage bond indentures.

WMECO has entered into an interest rate cap contract to reduce the potential impact of upward changes in interest rates on certain variable-rate tax-exempt pollution control revenue bonds held by WMECO. Approximately $52 million of total outstanding long-term variable-rate debt is secured by this interest rate cap. The total cost of the interest rate cap for 1993 was approximately $442,000, the cost of which is amortized over the term of the contract, which is for three years. The fair market value of the outstanding interest-rate cap contract as of December 31, 1993 is approximately $59,000.

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

<F9>8.     INCOME TAX EXPENSE

The components of the federal and state income tax provisions are:

- -----------------------------------------------------------------------------
- ---------------
For the Years Ended December 31,            1993 <F2>(Note 1)    1992
1991
- -----------------------------------------------------------------------------
- ---------------
                                                       (Thousands of Dollars)

Current income taxes:
  Federal. . . . . . . . . . . . . . . . .   $22,239           $16,736
$13,550
  State. . . . . . . . . . . . . . . . . .     4,712             4,165
3,570
                                             -------           -------
- -------
    Total current. . . . . . . . . . . . .    26,951            20,901
17,120
                                             -------           -------
- -------

Deferred income taxes, net:
  Federal. . . . . . . . . . . . . . . . .     1,683            (1,466)
1,581
  State. . . . . . . . . . . . . . . . . .       664               117
1,259
                                             -------           -------
- -------
    Total deferred . . . . . . . . . . . .     2,347            (1,349)
2,840
                                             -------           -------
- -------

  Investment tax credits, net  . . . . . .    (1,429)           (1,251)
(1,251)
                                             -------           --------
- -------

     Total income tax expense. . . . . . .   $27,869           $18,301
$18,709
                                             =======           =======
=======


The components of total income tax expense are classified as follows:

  Income taxes charged to operating
   expenses. . . . . . . . . . . . . . . .   $28,173           $20,926
$22,856
  Income taxes associated with the
   amortization of deferred Millstone 3
   return - borrowed funds . . . . . . . .      -               (2,410)
(2,945)
  Income taxes associated with AFUDC and
   deferred Millstone 3 return -
   borrowed funds. . . . . . . . . . . . .      -                  595
  767
  Other income taxes - credit. . . . . . .      (304)             (810)
(1,969)
                                             -------           -------
- -------
  Total income tax expense . . . . . . . .   $27,869           $18,301
$18,709
                                             =======           =======
=======

Deferred income taxes are comprised of the tax effects of temporary differences as follows:

- -----------------------------------------------------------------------------
- ---------------
For the Years Ended December 31,               1993              1992
1991
- -----------------------------------------------------------------------------
- ---------------
                                                       (Thousands of Dollars)

Depreciation, leased nuclear fuel,
  settlement credits, and disposal costs .    $6,852           $ 4,070
$ 5,911
Construction overheads . . . . . . . . . .      -                 -
  (979)
Energy adjustment clause . . . . . . . . .    (2,627)           (4,663)
 1,409
AFUDC and Deferred Millstone 3 return,
 net . . . . . . . . . . . . . . . . . . .    (2,191)           (1,815)
(2,178)
Deferred refueling cost. . . . . . . . . .       413               666
     6
Early retirement program . . . . . . . . .      (544)              775
(1,809)
Loss on bond redemption. . . . . . . . . .     1,561                18
   527
Conservation and load management . . . . .      (712)              394
  (419)
Other. . . . . . . . . . . . . . . . . . .      (405)             (794)
   372
                                              ------           -------
- -------
  Deferred income taxes, net . . . . . . .    $2,347           $(1,349)
$ 2,840
                                              ======           =======
=======

A reconciliation between income tax expense and the expected tax expense at the applicable statutory
rates:
- -----------------------------------------------------------------------------
- ---------------
For the Years Ended December 31,               1993              1992
1991
- -----------------------------------------------------------------------------
- ---------------
                                                       (Thousands of Dollars)

Expected federal income tax at
 35 percent of pretax income for
 1993 and 34 percent for 1992
 and 1991. . . . . . . . . . . . . . . . .   $23,962          $18,810
$18,138
  Tax effect of differences:
    Depreciation differences . . . . . . .     1,784           (1,584)
   (9)
    Deferred Millstone 3 return -
     other funds . . . . . . . . . . . . .      (504)            (721)
 (940)
    Amortization of deferred Millstone 3
     return - other funds. . . . . . . . .     3,341            2,856
2,876
    Construction overheads . . . . . . . .      -                -
 (979)
    Investment tax credit amortization . .    (1,429)          (1,251)
(1,251)
    State income taxes, net of federal
     benefit . . . . . . . . . . . . . . .     3,494            2,829
3,215
    Adjustment for prior years taxes . . .      -              (1,500)
(1,000)
    Other, net . . . . . . . . . . . . . .    (2,779)          (1,138)
(1,341)
                                             -------          -------
- -------
         Total income tax expense. . . . .   $27,869          $18,301
$18,709
                                             =======          =======
=======

<F10>9.     PENSION BENEFITS

The company participates in a uniform noncontributory-defined benefit retirement plan covering all regular system employees (the Plan). Benefits are based on years of service and employees' highest eligible compensation during five consecutive years of employment. The company's direct-allocated portion of the system's pension cost, part of which was charged to utility plant, approximated $1.2 million in 1993, ($504,000) in 1992, and $1.9 million in 1991. The company's pension costs for 1993 and 1991 included approximately $2.7 million, and $1.9 million, respectively, related to work force reduction programs.

Currently, the company funds annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets. Pension assets are invested primarily in domestic and international equity securities and bonds.

The components of the Plan's net pension cost for the system (excluding PSNH and North Atlantic Energy Service Corporation in 1992 and 1991) are:


- ----------------------------------------------------------------------------
For the Years Ended December 31,    1993              1992           1991
- ----------------------------------------------------------------------------
                                           (Thousands of Dollars)

Service cost . . . . . . . . . .  $ 59,068         $ 27,480        $ 48,738
Interest cost. . . . . . . . . .    81,456           69,746          71,041
Return on plan assets. . . . . .  (176,798)         (77,232)       (198,437)
Net amortization . . . . . . . .    65,447          (16,266)        108,175
                                  --------        ---------        --------
Net pension cost . . . . . . . .  $ 29,173        $   3,728        $ 29,517
                                  ========        =========        ========


For calculating pension cost, the following assumptions were used:

- ----------------------------------------------------------------------------
For the Years Ended December 31,    1993              1992           1991
- ----------------------------------------------------------------------------

Discount rate . . . . . . . . . .   8.00%             8.50%         9.00%
Expected long-term rate
  of return . . . . . . . . . . .   8.50              9.00          9.70
Compensation/progression rate . .   5.00              6.75          7.50

The following table represents the Plan's funded status reconciled to the NU Consolidated Balance Sheets:

- ----------------------------------------------------------------------------
At December 31,                                       1993           1992
- ----------------------------------------------------------------------------
                                                     (Thousands of Dollars)
Accumulated benefit obligation,
 including $817,421,000 of vested
 benefits at December 31, 1993 and
 $719,608,000 of vested benefits at
 December 31, 1992. . . . . . . . . . . .         $  898,788     $  764,432
                                                  ==========     ==========

Projected benefit obligation. . . . . . .         $1,141,271     $1,055,295
Less:  Market value of plan assets. . . .          1,340,249      1,226,468
                                                  ----------     ----------
Market value in excess of projected
 benefit obligation . . . . . . . . . . .            198,978        171,173
Unrecognized transition amount. . . . . .            (16,735)       (18,277)
Unrecognized prior service costs. . . . .             10,287          8,658
Unrecognized net gain . . . . . . . . . .           (275,043)      (214,894)
                                                  ----------      ---------
Accrued pension liability . . . . . . . .         $  (82,513)     $ (53,340)
                                                  ==========      =========

The following actuarial assumptions were used in calculating the Plan's year-end funded status:

- ----------------------------------------------------------------------------
At December 31,                                       1993           1992
- ----------------------------------------------------------------------------

Discount rate . . . . . . . . . . . . . .             7.75%          8.00%
Compensation/progression rate . . . . . .             4.75           5.00



The discount rate for 1993 was determined by analyzing the interest rates, as of December 31, 1993, of long-term, high-quality corporate debt securities having a duration comparable to the 13.8-year duration of the plan.

During 1993, NU's work force was reduced by approximately 7 percent through a work force reduction program that involved an early retirement program and involuntary terminations. WMECO's direct cost of the program, which approximated $3.0 million, included pension, severance, and other benefits.

<F11>10.    POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

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

Effective January 1, 1993, the company adopted SFAS 106 on a prospective basis. Total health care and life insurance cost, part of which were deferred or charged to utility plant, approximated $5,038,000 in 1993, $2,174,000 in 1992, and $1,567,000 in 1991.


On January 1, 1993, the accumulated postretirement benefit obligation (APBO) represented the company's prior-service obligation upon the adoption of SFAS
106. As allowed by SFAS 106, the company is amortizing its APBO of approximately $36 million over a 20-year period. For current employees and certain retirees, the total SFAS 106 benefit is limited to two times the 1993 health care costs. The SFAS 106 obligation has been calculated based on this assumption.

During 1993, the company did not fund SFAS 106 postretirement costs through external trusts. The company expects to fund annually amounts once they have been rate recovered and which also are tax-deductible under the Internal Revenue Code.

The following table represents the plan's funded status reconciled to the Balance Sheet at December 31, 1993:

                                                    (Thousands of Dollars)
Accumulated postretirement
 benefit obligation of:
Retirees. . . . . . . . . . . . . . . .                    $(27,685)
Fully eligible active employees . . . .                         (38)
Active employees not eligible
to retire . . . . . . . . . . . . . . .                      (5,488)
                                                           --------

Total accumulated postretirement
 benefit obligation . . . . . . . . . .                     (33,211)

Unrecognized transition amount. . . . .                      31,183

Unrecognized net gain . . . . . . . . .                        (587)
                                                          ---------
Accrued postretirement benefit
 liability. . . . . . . . . . . . . . .                   $  (2,615)
                                                          =========
The components of health care and life insurance costs for the year ended December 31, 1993 are:

                                                     (Thousands of Dollars)

Service cost. . . . . . . . . . . . . .                     $    659
Interest cost . . . . . . . . . . . . .                        2,676
Net amortization. . . . . . . . . . . .                        1,703
                                                            --------
Net health care and life insurance
 costs. . . . . . . . . . . . . . . . .                      $ 5,038
                                                             =======

For measurement purposes, an 11.1-percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1993; the rate was assumed to decrease to 5.4 percent for 2002. The effect of increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by $2.4 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $227,000.


The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.75 percent. The discount rate for 1993 was determined by analyzing the interest rates, as of December 31, 1993, of the long-term, high-quality corporate debt securities having a duration comparable to that of the Plan.

WMECO has received approval from the DPU to defer the incremental SFAS 106 postretirement costs. All deferred costs are expected to be recovered within ten years.

<F12>11.    COMMITMENTS AND CONTINGENCIES

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

The company currently forecasts construction expenditures (including AFUDC) of $170.1 million for the years 1994-1998, including $37.5 million for 1994. In addition, the company estimates that nuclear fuel requirements, including nuclear fuel financed through the NBFT, will be $72.7 million for the years 1994-1998, including $17.2 million for 1994. See <F3> Note 2, "Leases" for additional information about the financing of nuclear fuel.

NUCLEAR PERFORMANCE
WMECO has incurred approximately $17 million in replacement-power costs associated with Millstone outages that have been the subject of prudence reviews in Connecticut. Recovery of prudently incurred replacement-power costs is permitted through a retail fuel adjustment clause. The DPU reviews the performance of WMECO's generating units on an annual basis. Management believes that its actions with respect to these outages have been prudent and does not expect the outcome of the DPU performance program reviews to have a material adverse effect on WMECO's future earnings.

ENVIRONMENTAL MATTERS
WMECO is subject to regulation by federal, state, and local authorities with respect to air and water quality, handling and the disposal of toxic substances and hazardous and solid wastes, and the handling and use of chemical products. WMECO has an active environmental auditing program to prevent, detect, and remedy noncompliance with environmental laws or regulations and believes that it is in substantial compliance with current environmental laws and regulations. Changing environmental requirements could hinder the construction of new fossil-fuel environmental generating units, transmission and distribution lines, substations, and other facilities. The cumulative long-term economic cost impact of increasingly stringent environmental requirements cannot be estimated. Changing environmental requirements could also require extensive and costly modifications to WMECO's existing hydro, nuclear, and fossil-fuel generating units, and transmission and distribution systems, and could raise operating costs significantly. As a result, WMECO may incur significant additional environmental costs, greater than amounts included in cost of removal and other reserves, in connection with the generation and transmission of electricity and the storage, transportation, and disposal of by-products and wastes. WMECO may also encounter significantly increased costs to remedy the environmental effects of prior waste handling and disposal activities.

WMECO has recorded a liability for what it believes is, based upon information currently available, the estimated environmental remediation costs for waste disposal sites for which it expects to bear legal liability. To date, these costs have not been material with respect to the earnings or financial position of the company. In most cases, the extent of additional future environmental cleanup costs is not estimable due to factors such as the unknown magnitude of possible contamination, the appropriate remediation method, the possible effects of future legislation and regulation, the possible effects of technological changes related to future cleanup, and the difficulty of determining future liability, if any, for the cleanup of sites at which WMECO may be determined to be legally liable by the federal or state environmental agencies. In addition, WMECO cannot estimate the potential liability for future claims that may be brought against it by private parties. However, considering known facts and existing laws and regulatory practices, management does not believe that such matters will have a material adverse effect on WMECO's financial position or future results of operations. At December 31, 1993, the liability recorded by WMECO for its estimated environmental remediation costs, excluding any possible insurance recoveries from third parties, amounted to $600,000. However, in the event that it becomes necessary to effect environmental remedies that are currently not considered probable, it is reasonably possible that, based on information currently available and management intent, that the upper limit of WMECO's environmental liability range could increase to approximately $1.5 million.

NUCLEAR INSURANCE CONTINGENCIES
The Price-Anderson Act currently limits public liability from a single incident at a nuclear power plant to $9.4 billion. The first $200 million of liability would be provided by purchasing the maximum amount of commercially available insurance. Additional coverage of up to a total of $8.8 billion would be provided by an assessment of $75.5 million per incident, levied on each of the 116 nuclear units that are currently subject to the Secondary Financial Protection Program in the United States, subject to a maximum assessment of $10 million per incident per nuclear unit in any year. In addition, if the sum of all public liability claims and legal costs arising from any nuclear incident exceeds the maximum amount of financial protection, each reactor operator can be assessed an additional 5 percent, up to $3.8 million, or $437.9 million in total, for all 116 nuclear units. The maximum assessment is to be adjusted at least every five years to reflect inflationary changes. Based on WMECO's ownership interests in Millstone 1, 2, and 3, WMECO's maximum liability would be $39.8 million per incident. In addition, through WMECO's power purchase contracts with the four Yankee regional nuclear generating companies, WMECO would be responsible for up to an additional $17.5 million per incident. Payments for WMECO's ownership interest in nuclear generating facilities would be limited to a maximum of $7.2 million per incident per year.

Insurance has been purchased from Nuclear Electric Insurance Limited (NEIL) to cover: (1) certain extra costs incurred in obtaining replacement power during prolonged accidental outages with respect to WMECO's ownership interests in Millstone 1, 2, and 3, and CY, and (2) the cost of repair, replacement, or decontamination or premature decommissioning of utility property resulting from insured occurrences with respect to WMECO's ownership interests in Millstone 1, 2, and 3, CY, MY, and VY. All companies insured with NEIL are subject to retroactive assessments if losses exceed the accumulated funds available to NEIL. The maximum potential assessments against WMECO with respect to losses arising during current policy years are approximately $2.3 million under the replacement power policies and $4.5 million under the property damage, decontamination, and decommissioning policies.

Although WMECO
has purchased the limits of coverage currently available from the conventional nuclear insurance pools, the cost of a nuclear incident could exceed available insurance proceeds.

Insurance has been purchased from American Nuclear Insurers/Mutual Atomic Energy Liability Underwriters, aggregating $200 million on an industry basis for coverage of worker claims. All companies insured under this coverage are subject to retrospective assessments of $3.2 million per reactor. The maximum potential assessments against WMECO with respect to losses arising during the current policy period are approximately $2.3 million.

FINANCING ARRANGEMENTS FOR THE REGIONAL NUCLEAR GENERATING COMPANIES
The company believes that the regional nuclear generating companies may require additional external financing in the next several years for construction expenditures, nuclear fuel, and other purposes. Although the ways in which each regional nuclear generating company will attempt to finance these expenditures have not been determined, the company expects that it may be asked to provide direct or indirect financial support for one or more of these companies.

PURCHASED POWER ARRANGEMENTS
WMECO purchases a portion of its electricity requirements pursuant to long-term contracts with the Yankee companies. Under the terms of its agreements, the company pays its ownership share (or entitlement share) of generating costs, which include depreciation, operation and maintenance expenses, the estimated cost of decommissioning, and a return on invested capital. These costs are recorded as purchased power expense, and are recovered through the company's rates. The total cost of purchases under these contracts for the units that are operating amounted to $30.2 million in 1993, $29.2 million in 1992, and $27.9 million in 1991. See <F2> Note 1, "Summary Of Significant Accounting Policies
- - Investments and Jointly Owned Electric Utility Plant" and <F4> Note 3, "Nuclear Decommissioning" for more information on the Yankee companies.

WMECO has entered into two arrangements for the purchase of capacity and energy from nonutility generators. These arrangements have terms of 15 and 25 years, and require the company to purchase the energy at specified prices or at formula rates. For the 12 months ended December 31, 1993, 14 percent of NU system load requirements was met by cogenerators and small power producers. The total cost of the company's purchases under these arrangements amounted to $13.6 million in 1993, $4.8 million in 1992, and $3.7 million in 1991. These costs are recovered through the company's rates.

The estimated annual cost of the significant purchase power arrangements is provided below:


- --------------------------------------------------------------------------
                             1994      1995      1996      1997      1998
                             ----      ----      ----      ----      ----
                                         (Millions of Dollars)

Yankee companies. . . . . .  $29.5    $30.1     $33.7      $30.9     $35.0
Nonutility generators . . .   27.4     28.7      29.9       31.5      33.1

HYDRO-QUEBEC
Along with other New England utilities, WMECO, CL&P, PSNH, and HWP entered into agreements to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. The company is obligated to pay, over a 30-year period, its proportionate share of the annual operation, maintenance, and capital costs of these facilities. WMECO's share of Hydro-Quebec costs are currently forecast to be $19.9 million for the years 1994-1998, including $4.3 million for 1994.

PROPERTY TAXES
CY has a significant court appeal pending for its property tax assessment in the town of Haddam, Connecticut, concerning production plant. The central issue is the fair market value of utility property. The company believes that a properly derived assessment that recognizes the effect of rate regulation will result in a fair market value that approximates net book cost. This is the assessment level that taxing authorities are predominantly using throughout Connecticut, Massachusetts, and some of New Hampshire. However, towns such as Haddam advocate a method that approximates reproduction cost. The company estimates that, for the Haddam assessment, the change to a reproduction cost-methodology could result in a property tax valuation approximately three times greater than a value approximating net book cost. Although CY is currently paying property taxes based on the higher assessment, to date, the higher assessment has not had a material adverse effect on it or the company.

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



<F13>12.    FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

Cash, special deposits and nuclear decommissioning trusts: The carrying amount approximates fair value.

Preferred stock and long-term debt: The fair value of WMECO's fixed-rate securities is based upon the quoted market price for those issues or similar issues. WMECO's adjustable rate preferred stock is assumed to have a fair value equal to its carrying value.

The carrying amount of WMECO's financial instruments and the estimated fair values are as follows:

- ----------------------------------------------------------------------------
                                                  Carrying       Fair
At December 31, 1993                              Amount         Value
- ----------------------------------------------------------------------------
                                                 (Thousands of Dollars)
Preferred stock not subject to
mandatory redemption . . . . . . . . . . . . .    $ 73,500     $ 74,000

Preferred stock subject to
mandatory redemption . . . . . . . . . . . . .      27,000       28,215

Long-term debt -
First Mortgage Bonds . . . . . . . . . . . . .     308,219      319,213

Other long-term debt . . . . . . . . . . . . .      85,012       85,012


- ----------------------------------------------------------------------------
                                                  Carrying       Fair
At December 31, 1992                              Amount         Value
- ----------------------------------------------------------------------------
                                                 (Thousands of Dollars)
Preferred stock not subject to
mandatory redemption . . . . . . . . . . . . .    $ 73,500     $ 72,600

Preferred stock subject to
mandatory redemption . . . . . . . . . . . . .      28,500       29,355

Long-term debt -
First Mortgage Bonds . . . . . . . . . . . . .     308,635      325,661

Other long-term debt . . . . . . . . . . . . .      84,820       84,820

The fair values shown above have been reported to meet the disclosure requirements and do not purport to represent the amounts that those obligations would be settled at.

In May 1993, the FASB issued Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS
115). SFAS 115 requires companies to disclose the classification of investments in debt or equity securities based on management's intent and ability to hold the security. SFAS 115 also requires disclosure of the aggregate fair value, gross unrealized holding gains, gross unrealized holding losses, and amortized cost basis by major security type. Effective January 1, 1994, WMECO will adopt SFAS 115 on a prospective basis. WMECO anticipates that the adoption of SFAS 115 will not have a material impact on future results of operations or financial position.

WESTERN MASSACHUSETTS ELECTRIC COMPANY
- -----------------------------------------------------------------------------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
- -----------------------------------------------------------------------------



To the Board of Directors
of Western Massachusetts Electric Company:



We have audited the accompanying balance sheets of Western Massachusetts Electric Company (a Massachusetts corporation and a wholly owned subsidiary of Northeast Utilities) as of December 31, 1993 and 1992, and the related statements of income, common stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Massachusetts
Electric Company as of December 31, 1993 and 1992, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in <F2> Note 1 to the Financial Statements, "Summary of Significant Accounting Policies - Accounting Changes," effective January 1, 1993, Western Massachusetts Electric Company changed its methods of accounting for property taxes, income taxes, and postretirement benefits other than pensions.


                                    /s/ ARTHUR ANDERSEN & CO.
                                        ARTHUR ANDERSEN & CO.



Hartford, Connecticut
February 18, 1994

Western Massachusetts Electric Company


- ----------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
- ----------------------------------------------------------------------------



This section contains management's assessment of Western Massachusetts Electric Company's (WMECO or the company) financial condition and the principal factors having an impact on the results of operations. The company is a wholly owned subsidiary of Northeast Utilities (NU). This discussion should be read in conjunction with the company's financial statements and footnotes.

FINANCIAL CONDITION

OVERVIEW

The company's net income increased to $40.6 million in 1993 from $37.0 million in 1992. The 1993 net income includes the impact of a change, in the first quarter of 1993, in the method of accounting for Connecticut municipal property taxes. This change resulted in a one-time contribution to net income of $3.9 million. (See the "Notes to Financial Statements" for further information about this accounting change.)

Net income before the cumulative effect of accounting change was $36.7 million in 1993. The decrease in net income from 1992 is mainly attributable to a one-time charge in the third quarter of 1993 for the costs of the company's employee-reduction program. This one-time charge lowered net income by about $2 million.

The year 1993 was one of both challenge and success for the company. WMECO's work force was reduced by about 12 percent in 1993 through an employee-reduction program that involved early retirements and involuntary terminations. The 1993 composite nuclear capacity factor of 80.8 percent was the highest level the NU system has ever achieved and far above the national average.

In 1994, the company will continue to face challenges associated with a lagging economy and competition. Retail sales for 1993 were flat, as compared to 1992, as a result of a stagnant Massachusetts economy. WMECO expects retail sales growth of about 1.5 percent in 1994, based on some expected modest improvement in the economy.

Competition within the electric utility industry is increasing. In response, the company has developed, and is continuing to develop, a number of initiatives to retain and continue to serve its existing customers and to expand its retail and wholesale customer base. These initiatives are aimed at keeping customers from either leaving WMECO's retail service territory or replacing WMECO's electric service with alternative energy sources.

The cost of doing business, including the price of electricity, is higher in the Northeast than in most other parts of the country. Relatively high state and local taxes, labor costs, and other costs of doing business in New England also contribute to competitive disadvantages for many industrial and commercial customers of WMECO. These disadvantages have aggravated the pressures on business customers in the current weakened regional economy. Since 1991, the company has worked actively with the Massachusetts Office of Business Development to package development incentives for a variety of retail and wholesale customers. These economic development packages typically include both electric rate discounts and incentive payments for energy-efficient construction, as well as technical support and energy conservation services. Targeted rate reductions in effect at the end of 1993 to a limited group of large customers were successful in preserving revenues of approximately $7 million for the company. The amount of discounts provided to customers is expected to increase as the company intensifies its efforts to retain existing customers and gain new customers.

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

The ability of retail customers to select an electricity supplier and then force the local electric utility to transmit the power to the customer's site is known as "retail wheeling." While wholesale wheeling is mandated by the Energy Policy Act of 1992 under certain circumstances, retail wheeling is generally not required in the company's jurisdiction. In Massachusetts, bills being reviewed by legislative committees would permit limited retail wheeling in economically distressed areas and to municipal and state-owned facilities.

NU management has taken steps to make the NU system companies, including WMECO, more competitive and profitable in the changing utility environment. A systemwide emphasis on improved customer service is a central focus of the reorganization of NU that became effective on January 1, 1994. The reorganization entails realignment of the system into two new core business groups. The first core business group is devoted to energy resource acquisition and wholesale marketing and focuses on nuclear, fossil, and hydroelectric generation, wholesale power marketing, and new business development. The second core business group oversees all customer service, transmission and distribution operations, and retail marketing in Massachusetts, Connecticut, and New Hampshire. These two core business groups are served by various support functions.

In connection with NU's reorganization, the company has begun a corporate reengineering process which should help it to identify opportunities to become more competitive while improving customer service and maintaining excellent operational performance. NU has aggressive cost-reduction targets over the next three years, which should enable the company to remain competitive with vulnerable customers in particular.

To date, the company has not been materially affected by competition, and it does not foresee substantial adverse effect in the near future unless the current regulatory structure is substantially altered. The company believes the steps it is taking will have significant, positive effects in the next few years. In addition, WMECO benefits from a diverse retail base. The company has no significant dependence on any one customer or industry. The NU system's extensive transmission facilities and diversified generating capacity are all strong positive factors in the regional wholesale power market. NU serves about 30 percent of New England's electric needs and is one of the 20 largest electric utility systems in the country.

Achieving measurable improvement in earnings in 1994 will depend, in part, on the success of the company's wholesale power marketing, customer retention, and reengineering efforts. These efforts should help increase WMECO's earnings and improve the company's competitive position.

RATE MATTERS

Deferred charges at December 31, 1993 were approximately $214 million, which includes $94 million for the adoption in 1993 of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Deferred charges, excluding the regulatory asset for SFAS No. 109, decreased by approximately $30 million in 1993, primarily as a result of recoveries for the deferred costs of Millstone 3 and the Yankee Atomic Electric Company (YAEC) contract obligation. The company is currently recovering some amounts of its remaining deferred charges from customers. Management expects that substantially all of the deferred charges will be recovered through future rates.

Under SFAS No. 109, the company reflected a regulatory asset and a deferred tax liability for the cumulative amount of income taxes associated with timing differences for which deferred taxes had not been provided but are expected to be recovered from customers in the future. The adoption of SFAS No. 109 has not had a material effect on results of operations.

The company also adopted SFAS No. 106, Employer's Accounting for Postretirement Benefits Other Than Pensions, in 1993. Adopting SFAS No. 106 has not had a material impact on financial condition or results of operations because the company has received approval to defer these costs and expects to recover these costs in the future.

See the "Notes To Financial Statements" for further details on deferred charges and recently adopted accounting standards.

As a result of a May 1992 Department of Public Utilities (DPU) decision, the company's annual retail rates increased by approximately $11 million or 2.7 percent on July 1, 1993. This increase is the second step of a two-year settlement agreement proposed jointly by WMECO and the Massachusetts Attorney General's Office and approved by the DPU. The first step went into effect on July 1, 1992.

WMECO has incurred approximately $17 million in replacement- power costs associated with Millstone outages that occurred over the period October 1990 through February 1992 that have been the subject of prudence reviews in Connecticut. Recovery of prudently incurred replacement-power costs is permitted through a retail fuel adjustment clause. The DPU reviews the performance of WMECO's generating units on an annual basis. Management believes that its actions with respect to these outages have been prudent and does not expect the outcome of the DPU performance program reviews to have a material adverse effect on WMECO's future earnings.

WMECO has a conservation charge (CC) in effect to recover the cost of Conservation and Load Management (C&LM) programs above or below the base rate
recovery levels.   WMECO filed a new CC in February 1994.  WMECO expects to
spend about $14 million in 1994 on C&LM programs. The DPU issued a decision approving the new CC rate effective March 1.

ENVIRONMENTAL MATTERS

The NU system devotes substantial resources to identify and then to meet the multitude of environmental requirements it faces. The system has active auditing programs addressing a variety of different regulatory requirements, including an environmental auditing program to detect and remedy noncompliance with environmental laws or regulations.

The company is potentially liable for environmental cleanup costs at a number of sites both inside and outside its service territories. To date, the future estimated environmental remediation costs for the sites for which the company expects to bear some liability have not been material with respect to the earnings or financial position of WMECO. At December 31, 1993, the liability recorded by WMECO for its estimated environmental remediation costs, excluding any possible insurance recoveries or recoveries from third parties, amounted to approximately $600,000. However, while not probable, it is reasonably possible, these costs could rise as much as $1.5 million. The extent of additional future environmental cleanup costs is not estimable due to factors such as the unknown magnitude of possible contamination and changes in existing laws and regulatory practices.

The company expects that the implementation of Phase I of the 1990 Clean Air Act Amendments will require only minimal emissions reductions. WMECO's exposure is minimal because of the company's investment in nuclear energy in the 1970s and
1980s and the burning of low-sulfur fuels.   The costs of meeting the Phase II
requirements cannot be estimated at this time because the emission limits have not been determined.

The company's estimated cost to decommission its share of Millstone Units 1, 2, and 3, in year-end 1993 dollars is $184 million. In addition, the company's estimated cost to decommission its share of the regional nuclear generating units is estimated to be approximately $50 million. These costs are being recovered and recognized over the lives of the respective units. YAEC has begun decommissioning its nuclear facility. The company's estimated obligation to YAEC has been recorded on its balance sheets. Management expects that the company will continue to be allowed to recover these costs.

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

LIQUIDITY AND CAPITAL RESOURCES

Cash provided from operations decreased $0.5 million in 1993, compared with the same period in 1992. Cash used for financing activities was $7.0 million higher in 1993, compared with the same period in 1992, primarily due to higher repayment of short-term debt partially offset by a net increase in long-term debt. Cash used for investments was $7.5 million lower in 1993, compared with the same period in 1992 due to lower construction expenditures.

The company has been able to shift its financing focus to refinancing outstanding high-cost securities. Internally generated cash has generally been, and is projected to continue to be, more than sufficient to cover construction costs. The forecast through 1998 shows additional new financings only in years with a large amount of securities maturing. The company is obligated to meet $82.2 million of long-term debt and preferred stock maturities and cash sinking-fund requirements for the 1994 through 1988 period, including $1.5 million in 1994. No new financings are planned for 1994.

Aggressive refinancing of its outstanding high-cost securities has enabled the company to lower its cost of debt, thus lowering electric rates. There was no new money financing in 1993. To take advantage of favorable market conditions during 1993, the company refinanced $60 million of First Mortgage Bonds and $53.8 million of pollution control bonds, in addition to restructuring the company's various credit lines. The company intends, if market conditions permit, to continue to refinance a portion of their outstanding long-term debt and preferred stock at a lower effective cost.

The company's construction program expenditures, including allowance for funds used during construction (AFUDC), for the period 1994 through 1998 are estimated to be approximately $170 million, including $37.5 million for 1994. The construction program's main focus is maintaining and upgrading the existing transmission and distribution system, as well as nuclear and fossil-generating facilities. The company does not foresee the need for new major generating facilities until at least the year 2007.

The company and The Connecticut Light and Power Company utilize a nuclear fuel trust to finance nuclear fuel requirements for their share of Millstone Units 1, 2, and 3. Nuclear fuel requirements for WMECO's share of Millstone Units 1, 2 and 3 of $72.7 million for the years 1994 through 1998, including $17.2 million for 1994, are expected to be financed by the trust.

RESULTS OF OPERATIONS

The components of the change in operating revenues for the past two years are provided in the table below.

                                      Change in Operating Revenues

                                           (Increase/Decrease)
- -----------------------------------------------------------------------
                                    1993 vs. 1992       1992 vs. 1991
- -----------------------------------------------------------------------
                                           (Millions of Dollars)

Regulatory decisions                    $12.0                $22.5
Fuel and purchased power
 cost recoveries                        (18.9)               (18.3)
Sales volume                              3.7                 (3.2)
Other revenues                            7.5                 (0.1)
                                        -----                -----
Total revenue change                    $ 4.3                $ 0.9
                                        =====                =====
OPERATING REVENUES

Operating revenues increased $4.3 million from 1992 to 1993. Revenues related to regulatory decisions increased primarily because of the effects of the July 1992 and July 1993 retail rate increases. Fuel and purchased-power cost recoveries decreased primarily due to lower energy costs. Retail sales in 1993 were flat. Other revenues increased primarily because of higher capacity interchange revenues.

Operating revenues increased $0.9 million from 1991 to 1992. Revenues related to regulatory decisions increased primarily because of the effects of the July 1991 and July 1992 retail rate increases. Fuel and purchased power cost recoveries decreased primarily because of lower energy sales to other utilities.

Retail sales decreased 1.6 percent in 1992 as compared to 1991.

FUEL, PURCHASED, AND NET INTERCHANGE POWER

Fuel, purchased, and net interchange power decreased $18.6 million in 1993, as compared to 1992, primarily because of lower outside purchases as a result of better nuclear performance in 1993.

Fuel, purchased, and net interchange power decreased $13.4 million in 1992, as compared to 1991, primarily because of lower interchange purchases.

OTHER OPERATION AND MAINTENANCE EXPENSES

Other operation and maintenance expenses increased $11.2 million in 1993, as compared to 1992, primarily due to higher capacity interchange charges, increased conservation expenses, and the 1993 one-time costs associated with the employee-reduction program, partially offset by lower 1993 costs associated with the operation and maintenance activities of the nuclear units.

Other operation and maintenance expenses increased $14.3 million in 1992, as compared to 1991, primarily due to higher 1992 costs of operation and maintenance activities at nuclear and fossil units, partially offset by the 1991 costs associated with a voluntary early retirement program.

AMORTIZATION OF REGULATORY ASSETS

Amortization of regulatory assets increased $3.4 million in 1993, as compared to 1992, and $1.4 million in 1992, as compared to 1991, primarily because of higher amortization of Millstone 3 deferred costs. The increase in 1993 is also attributable to the gross-up of taxes due to SFAS No. 109.

FEDERAL AND STATE INCOME TAXES

Federal and state income taxes increased $7.8 million in 1993, as compared to 1992, primarily because of higher book taxable income and one-time adjustments in 1992 causing 1992 taxes to be lower than would otherwise be expected. 33

WESTERN MASSACHUSETTS ELECTRIC COMPANY

- -----------------------------------------------------------------------------
- -----------------------
SELECTED FINANCIAL DATA
- -----------------------------------------------------------------------------
- -----------------------
- -----------------------------------------------------------------------------
- -----------------------

                                      1993          1992          1991
1990          1989
- -----------------------------------------------------------------------------
- -----------------------
                                                          (Thousands of Dollars)
Operating Revenues . . . . . . . $   415,055     $  410,720      $ 409,840   $
375,456   $  348,720

Operating Income . . . . . . . .      60,067         60,513         59,723
  57,448       55,483

Net Income . . . . . . . . . . .      40,594         37,022         34,637
  35,191       38,578

Cash Dividends on
  Common Stock . . . . . . . . .      28,785         29,536          31,499
  34,459       28,974

Total Assets . . . . . . . . . .   1,204,642      1,130,684       1,119,593
1,134,986    1,135,096

Long-Term Debt*. . . . . . . . .     393,232        392,976         401,095
 419,527      418,093

Preferred Stock Not Subject to
  Mandatory Redemption . . . . .      73,500         73,500          88,500
  88,500       88,500

Preferred Stock Subject to
 Mandatory Redemption<F14>*  . .      27,000         28,500          28,502
  30,000       30,000

Obligations Under Capital
 Leases<F14>*. . . . . . . . . .      36,902         41,509          44,134
  52,370       56,730

<F14>*Includes portions due within one year.

- -----------------------------------------------------------------------------
- -----------------------
STATEMENTS OF QUARTERLY FINANCIAL DATA (Unaudited)
- -----------------------------------------------------------------------------
- -----------------------
                                                           Quarter Ended

- -----------------------------------------------------------------
1993                               March 31        June 30          September
30     December 31
- -----------------------------------------------------------------------------
- -----------------------

Operating Revenues. . . . . . .    $108,950        $92,383           $105,510
       $108,212
                                   ========        =======           ========
       ========

Operating Income. . . . . . . .    $ 17,659        $13,529           $ 13,045
       $ 15,834
                                   ========        =======           ========
       ========

Net Income. . . . . . . . . . .    $ 15,350        $ 7,316           $  7,182
       $ 10,746
                                   ========        =======           ========
       ========

1992
- -----------------------------------------------------------------------------
- -----------------------

Operating Revenues. . . . . . .    $112,897        $95,231          $  99,524
       $103,068
                                   ========        =======          =========
      =========

Operating Income. . . . . . . .    $ 20,965        $ 9,276          $  11,849
       $ 18,423
                                   ========        =======          =========
      =========

Net Income. . . . . . . . . . .    $ 14,427        $ 3,518          $   6,312
       $ 12,765
                                   ========        =======          =========
       ========

WESTERN MASSACHUSETTS ELECTRIC COMPANY
- -----------------------------------------------------------------------------
- -----------------------
STATISTICS
- -----------------------------------------------------------------------------
- -----------------------
                Gross Electric                     Average
                Utility Plant                       Annual
                December 31,                        Use Per          Electric
               (Thousands of        kWh Sales      Residential       Customers
        Employees
                  Dollars)         (Millions)     Customer (kWh)     (Average)
      (December 31,)
- -----------------------------------------------------------------------------
- -----------------------
1993            $1,242,927            4,715           7,351           192,542
           657
1992             1,214,386            4,155           7,433           191,920
           739
1991             1,199,362            3,780           7,494           191,692
           797
1990             1,184,285            3,874           7,619           191,759
           826
1989             1,147,780            3,975           7,878           190,217
           849

                   Western Massachusetts Electric Company

                            First Mortgage Bonds
                            --------------------

                      Trustee and Interest Paying Agent
        The First National Bank of Boston, Corporate Trust Department
                 P.O. Box 1897, Boston, Massachusetts 02105


                               Preferred Stock

           Transfer Agent, Dividend Disbursing Agent and Registrar
          Northeast Utilities Service Company Shareholder Services
                   P.O. Box 5006, Hartford, CT 06102-5006

                         1994 Dividend Payment Dates
                              7.72% Series B -
                  January 1, April 1, July 1 and October 1

                                7.60% Series -
                  February 1, May 1, August 1 and November 1


                                   DARTS*
              February 8, March 29, May 17, July 6, August 23,
                         October 11, and November 29


                  Address General Correspondence in Care of:

                     Northeast Utilities Service Company
                        Investor Relations Department
                                P.O. Box 270
                       Hartford, Connecticut 06141-0270
                             Tel. (203) 665-5000


                               General Office
     174 Brush Hill Avenue, West Springfield, Massachusetts, 01090-0010

                         _______________________________

*Transfer and Paying Agent:

Bankers Trust Company, Corporate Trust and Agency Group
P.O. Box 318, Church Street Station, New York, New York 10015

The data contained in this Report is submitted for the sole purpose of providing information to present stockholders about the Company.