Form 10-K, Exhibit 13
period 1993-12-31
NORTHEAST UTILITIES; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1994-03-25
CIK 72741, 23426, 106170, 315256, 880416

Exhibit 13.4






                                     1993

                                 ANNUAL REPORT




                    PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

                              1993 Annual Report
                    Public Service Company of New Hampshire
                                  Index



Contents                                                            Page

Balance Sheets .........................................            1-2

Statements of Income ...................................             3

Statements of Cash Flows ...............................             4

Statements of Common Equity ............................             5

Notes to Financial Statements ..........................            6-27

Report of Independent Public Accountants/
       Independent Auditors' Report ....................           28-29

Management's Discussion and Analysis of Financial
 Condition and Results of Operations ...................           30-35

Selected Financial Data ................................           37-38

Statistics .............................................             39

Statements of Quarterly Financial Data .................             39

Preferred Stockholder and Bondholder Information .......         Back Cover

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

BALANCE SHEETS



At December 31,                                          1993           1992
- -------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

ASSETS
- ------

Utility Plant, at original cost:
  Electric.........................................  $1,980,050     $1,887,659
     Less: Accumulated provision for depreciation..     441,076        410,026
                                                     -----------    -----------
                                                      1,538,974      1,477,633
  Construction work in progress....................       8,573          4,363
  Nuclear fuel, net................................       2,107          2,337
                                                     -----------    -----------
      Total net utility plant......................   1,549,654      1,484,333
                                                     -----------    -----------

Other Property and Investments:
  Nuclear decommissioning trusts, at cost..........       1,486          1,147
  Investments in regional nuclear generating
   companies and subsidiary company, at equity.....      19,816         19,917
  Other, at cost...................................         429            422
                                                     -----------    -----------
                                                         21,731         21,486
                                                     -----------    -----------
Current Assets:
  Cash and special deposits........................       5,995          2,328
  Receivables, less accumulated provision for
    uncollectible accounts of $1,816,000 in 1993
    and of $2,780,000 in 1992......................      76,665         75,094
  Receivables from affiliated companies............         859          2,827
  Accrued utility revenues.........................      35,770         32,213
  Fuel, materials, and supplies, at average cost...      41,187         45,123
  Prepayments and other............................      10,429          9,261
                                                     -----------    -----------
                                                        170,905        166,846
                                                     -----------    -----------
Deferred Charges:
  Regulatory asset--rate agreement <F1>(Note 1)....     769,498        868,716
  Regulatory asset--income taxes, net <F1>(Note 1).      54,250           -
  Unrecovered contract obligation--YAEC <F4>(Note 4)     24,150         28,160
  Energy adjustment clause <F1>(Note 1)............     122,478         82,175
  Unamortized debt expense.........................      19,643         24,679
  Deferred taxes, net..............................        -            66,670
  Deferred receivable from affiliated company......      33,284         32,909
  Other............................................       8,918         17,794
                                                     -----------    -----------
                                                      1,032,221      1,121,103
                                                     -----------    -----------



      Total Assets.................................  $2,774,511     $2,793,768
                                                     ===========    ===========

The accompanying notes are an integral part of these financial statements.

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

BALANCE SHEETS



At December 31,                                              1993           1992
- -----------------------------------------------------------------------------
- ------
                                                           (Thousands of
Dollars)

CAPITALIZATION AND LIABILITIES
- ------------------------------

Capitalization:
  Common stock, $1 par value--authorized
   and outstanding 1,000 shares in 1993 and 1992....... $         1    $
  1
  Capital surplus, paid in.............................     421,245
420,762
  Retained earnings....................................      60,840
21,853
                                                        -----------
- -----------
           Total common equity.........................     482,086
442,616
  Cumulative preferred stock subject to mandatory
   redemption--$25 par value--authorized 25,000,000 shares;
        outstanding 5,000,000 shares in 1993 and 1992..     125,000
125,000
  Long-term debt.......................................     999,985
1,093,985
                                                        -----------
- -----------
           Total capitalization........................   1,607,071
1,661,601
                                                        -----------
- -----------

Obligations Under Seabrook Power Contract
   and Other Capital Leases <F2>(Note 2)...............     815,553
752,866
                                                        -----------
- -----------
Current Liabilities:
  Notes payable to banks...............................        -
35,000
  Notes payable to affiliated company..................       2,500
8,500
  Long-term debt--current portion......................      94,000
94,000
  Obligations under Seabrook Power Contract and
   other capital leases--current portion <F2>(Note 2)..      41,006
34,960
  Accounts payable.....................................      27,119
28,406
  Accounts payable to affiliated companies.............      17,576
19,183
  Accrued taxes........................................         122
1,725
  Accrued interest.....................................      11,142
11,281
  Accrued pension benefits.............................      31,890
30,683
  Other................................................      22,014
23,727
                                                        -----------
- -----------
                                                            247,369
287,465
                                                        -----------
- -----------
Deferred Credits:
  Accumulated deferred income taxes <F1>(Note 1).......      18,076
- -
  Accumulated deferred investment tax credits..........       6,174
6,740
  Deferred contract obligation--YAEC <F4>(Note 4)......      24,150
28,160
  Deferred revenue from affiliated company <F11>(Note 11)    33,284
32,909
  Other................................................      22,834
24,027
                                                        -----------
- -----------
                                                            104,518
91,836
                                                        -----------
- -----------

Commitments and Contingencies <F11>(Note 11)

           Total Capitalization and Liabilities........ $ 2,774,511    $
2,793,768
                                                        ===========
===========

The accompanying notes are an integral part of these financial statements.

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

STATEMENTS OF INCOME

- -----------------------------------------------------------------------------
- ------------
                                        Jan. 1,   June 5,   Jan. 1,   May 16,
  Jan. 1,
                                          1993      1992      1992      1991
   1991
                                           to        to        to        to
    to
                                        Dec. 31,  Dec. 31,  June 4,   Dec. 31,
May 15,
For the Periods                           1993      1992      1992      1991
   1991
- -----------------------------------------------------------------------------
- ------------
                                                  (Thousands of Dollars)
                                                          |
|
                                                          |
|
Operating Revenues.................... $864,415  $492,559 |$381,769  $539,827
|$ 246,281
                                       --------- ---------|---------
- ---------|----------
Operating Expenses:                                       |
|
  Operation--                                             |
|
    Fuel, purchased and net                               |
|
     interchange power................  208,023   105,346 | 123,784   139,166
|   95,261
    Other.............................  301,534   176,679 | 103,250   119,296
|   80,231
  Maintenance.........................   35,427    20,535 |  22,520    42,335
|   19,936
  Depreciation........................   38,580    21,526 |  25,183    36,590
|   28,269
  Amortization of regulatory                              |
|
   assets, net........................   67,379    51,143 |  36,528    53,554
|    -
  Federal and state income                                |
|
   taxes <F8>(Note 8).................   73,263    39,197 |  16,449    38,316
|  (12,769)
  Taxes other than income taxes.......   34,675    16,927 |  19,805    27,815
|   13,737
                                       --------- ---------|---------
- ---------|----------
      Total operating expenses........  758,881   431,353 | 347,519   457,072
|  224,665
                                       --------- ---------|---------
- ---------|----------
Operating Income......................  105,534    61,206 |  34,250    82,755
|   21,616
                                       --------- ---------|---------
- ---------|----------
Other Income:                                             |
|
  Deferred Seabrook return--other                         |
|
   funds..............................     -         -    |  12,101    15,578
|    -
  Equity in earnings of regional                          |
|
   nuclear generating companies                           |
|
   and subsidiary company.............    1,371     1,031 |     869     1,426
|      681
  Bankruptcy related expenses.........     -         -    |  (5,084)   (2,574)|
 (9,314)
  Gain on generating projects.........     -         -    |   6,498      -
|   12,446
  Other, net..........................    1,041     2,519 |      63     8,706
|    3,359
  Income taxes - credit...............   23,044    14,254 |  12,814    20,665
|  (12,495)
                                       --------- ---------|---------
- ---------|----------
      Other income, net...............   25,456    17,804 |  27,261    43,801
|   (5,323)
                                       --------- ---------|---------
- ---------|----------
      Income before interest charges..  130,990    79,010 |  61,511   126,556
|   16,293
                                       --------- ---------|---------
- ---------|----------
Interest Charges:                                         |
|
  Interest on long-term debt..........   77,842    47,625 |  54,125    87,620
|   32,423
  Post-petition interest..............     -         -    |    -         -
|   42,101
  Other interest......................      911     1,987 |   3,913       130
|    3,238
  Deferred Seabrook return--borrowed                      |
|
    funds, net of income taxes........     -         -    |  (9,305)  (13,888)|
   -
                                       --------- ---------|---------
- ---------|----------
      Interest charges, net...........   78,753    49,612 |  48,733    73,862
|   77,762
                                       --------- ---------|---------
- ---------|----------
Income (Loss) before extraordinary                        |
|
  loss................................   52,237    29,398 |  12,778    52,694
|  (61,469)
Extraordinary loss from                                   |
|
  reorganization......................     -         -    |    -         -
|  (39,322)
                                       --------- ---------|---------
- ---------|----------
Net Income (Loss)..................... $ 52,237  $ 29,398 |$ 12,778  $ 52,694
|$(100,791)
                                       ========= =========|=========
=========|==========


PSNH was reorganized on May 16, 1991 and became a wholly owned subsidiary of Northeast Utilities on June 5, 1992.

The accompanying notes are an integral part of these financial statements.

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
STATEMENTS OF CASH FLOWS

- -----------------------------------------------------------------------------
- ------------
                                            Jan. 1,  June 5,   Jan. 1,  May 16,
 Jan. 1,
                                             1993     1992      1992     1991
    1991
                                              to        to        to      to
     to
                                            Dec. 31, Dec. 31,  June 4,  Dec. 31,
May 15,
 For the Periods                              1993     1992      1992     1991
    1991
- -----------------------------------------------------------------------------
- ------------

                                                         (Thousands of Dollars)
Cash Flows From Operations:
 Net income (loss)..........................$ 52,237 $ 29,398 |$ 12,778 $ 52,694
|$ (100,791)
 Adjusted for the following:                                  |
  |
  Depreciation..............................  38,665   21,561 |  25,183   36,590
|    28,269
  Deferred income taxes and investment                        |
  |
    tax credits, net........................  50,027   22,543 |   3,141   17,591
|      (294)
  Deferred return - Seabrook................    -        -    | (21,406)
(29,466)|      -
  Deferred energy costs, net of amortization (39,660) (42,520)|   1,469
(38,909)|      -
  Amortization of regulatory asset<F1>(Note 1)89,822   51,836 |  36,528   53,554
|      -
  Other sources of cash.....................  15,394   12,088 |  15,967    3,899
|     2,362
  Other uses of cash........................ (12,042)  (4,825)|  (4,355)
(47,117)|   (11,364)
  Changes in working capital:                                 |
  |
   Receivables and accrued utility revenues.  (3,161) (18,314)|  34,432   44,976
|     7,962
     Fuel, materials, and supplies..........   3,936      459 |  (4,945)
(23,187)|     4,482
     Accounts payable.......................  (2,894)   5,083 |  (8,189)
(23,769)|    39,299
     Accrued taxes..........................  (1,602) (17,323)|  20,409
(22,693)|    25,232
     Other working capital (excludes cash)..  (2,224)  12,610 | (26,056)
(55,114)|    27,761
                                            --------- --------|---------
- --------|-----------
Net cash flows from (used for) operations... 188,498   72,596 |  84,956
(30,951)|    22,918
                                            --------- --------|---------
- --------|-----------
Cash Flows From Financing Activities:                         |
  |
 Common shares..............................    -     425,000 |    -         846
|      -
 Long-term debt.............................  44,800   75,000 |    -        -
  | 1,331,785
 Preferred stock............................    -        -    |    -        -
  |   125,000
 Financing expenses.........................    (267)    -    |     (45)
(7,734)|   (21,132)
 Net increase(decrease) in short-term debt.. (41,000) (64,500)|    -      87,200
|      (292)
 Reacquisitions and retirements of                            |
  |
   long-term debt...........................(138,800)(171,000)| (27,000)    -
  |      -
 Cash dividends on preferred                                  |
  |
   stock<F6>(Note 6)........................ (13,250)  (9,938)|  (3,312)
(8,282)|      -
 Acquisition settlement <F1>(Note 1)........    -    (841,466)|    -        -
  |      -
 Settlement of bankruptcy claims............    -        -    |    -
(14,412)|(1,505,373)
                                            --------- --------|---------
- --------|-----------
Net cash flows from (used for)                                |
  |
       financing activities.................(148,517)(586,904)| (30,357)  57,618
|   (70,012)
                                            -------- ---------|---------
- --------|-----------
Investment Activities:                                        |
  |
 Investments in plant:                                        |
  |
   Electric utility plant................... (35,360) (15,352)| (25,266)
(22,683)|   (19,852)
   Nuclear fuel.............................    (614)    (552)|  (9,990)
(3,125)|     3,386
                                             -------- --------|---------
- --------|-----------
Net cash flows used for investments in plant (35,974) (15,904)| (35,256)
(25,808)|   (16,466)
 Sale of Seabrook assets to NAEC............    -     504,265 |    -        -
  |      -
 Other investment activities, net ..........    (340)    (180)|    -
30 |        (3)
                                            --------- --------|---------
- --------|-----------
Net cash flows from (used for) investments.. (36,314) 488,181 | (35,256)
(25,778)|   (16,469)
                                            --------- --------|---------
- --------|-----------
Net Incr.\(Decr.) In Cash for the Period....   3,667  (26,127)|  19,343      889
|   (63,563)
Cash and special deposits -                                   |
  |
    beginning of period.....................   2,328   28,455 |   9,112    8,223
|    71,786
                                            --------- --------|---------
- --------|-----------
Cash and special deposits - end of period...$  5,995 $  2,328 |$ 28,455 $  9,112
|$    8,223
                                            ========= ========|=========
========|===========
Supplemental Cash Flow Information:                           |
  |
Cash paid during the periods for:                             |
  |
  Interest, net of amounts capitalized                        |
  |
   during construction......................$ 75,609 $ 35,405 |$ 53,427 $ 71,909
|$  349,663
                                            ========= ========|=========
========|===========
  Income taxes..............................$  2,390 $    410 |$    909 $
60 |$       20
                                            ========= ========|=========
========|===========
Increase in obligations:                                      |
  |
  Seabrook Power Contract...................$ 84,796 $ 37,490 |$    -   $    -
 |$     -
                                            ======== =========|=========
========|===========
  Capital leases............................$  4,696 $   -    |$    -   $    -
 |$     -
                                            ========= ========|=========
========|===========

PSNH was reorganized on May 16, 1991 and became a wholly owned subsidiary of Northeast Utilities on June 5, 1992.

The accompanying notes are an integral part of these financial statements.

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

STATEMENTS OF COMMON EQUITY


- -----------------------------------------------------------------------------
- ------------
                                                       Capital

                                            Common     Surplus,    Retained
                                            Stock      Paid In     Earnings
   Total
- -----------------------------------------------------------------------------
- ------------
                                                           (Thousands of
Dollars)

Balance at January 1, 1991..............  $210,773    $435,420    $(742,207)
$ (96,014)

    Net loss............................                            (61,469)
  (61,469)
                                          ---------   ---------   ----------
- ----------
Balance at May 15, 1991.................  $210,773    $435,420    $(803,676)
$(157,483)
                                          =========   =========   ==========
==========
_____________________________________________________________________________
____________

Balance at May 16, 1991.................  $ 31,982    $607,366    $    -
$ 639,348
    Net income..........................                             52,694
   52,694
    Cash dividends on preferred stock...                             (8,282)
   (8,282)
    Stock dividends on common stock.....     5,470      38,310      (43,780)
     -
    Issuance of 42,313 shares of
      common stock, $1 par value........        42         622
      664
                                          ---------   ---------   ----------
- ----------
Balance at December 31, 1991............    37,494     646,298          632
  684,424
    Net income..........................                             12,778
   12,778
    Cash dividends on preferred stock...                             (5,704)
   (5,704)
    Stock dividends on common stock.....     1,962      16,456      (18,418)
     -
    Capital stock expenses, net.........                    (2)
       (2)
                                          ---------   ---------   ----------
- ----------
Balance at June 4, 1992.................  $ 39,456    $662,752    $ (10,712)
$ 691,496
                                          =========   =========   ==========
==========
_________________________________________________________________
________________________

Balance at June 5, 1992.................  $   -       $   -       $   -
  $  -
    Net income..........................                             29,398
   29,398
    Cash dividends on preferred stock...                             (7,545)
   (7,545)
    Issuance of 1,000 shares of common
      stock, $1 par value...............         1
        1
    Premium on common stock.............               424,999
  424,999
    Capital stock expenses, net.........                (4,237)
   (4,237)
                                          ---------   ---------   ----------
- ----------
Balance at December 31, 1992............         1     420,762       21,853
  442,616
    Net income..........................                             52,237
   52,237
    Cash dividends on preferred stock...                            (13,250)
  (13,250)
    Capital stock expenses, net.........                   483
      483
                                          ---------   ---------   ----------
- ----------
Balance at December 31, 1993............  $      1    $421,245    $  60,840
$ 482,086
                                          =========   =========   ==========
==========


PSNH was reorganized on May 16, 1991 and became a wholly owned subsidiary of Northeast Utilities on June 5, 1992.

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

<F1>
1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

EMERGENCE FROM BANKRUPTCY AND MERGER WITH NORTHEAST UTILITIES

On January 28, 1988, Public Service Company of New Hampshire (PSNH or the company) filed a petition for reorganization under Chapter 11 of the Bankruptcy Code.

On January 2, 1990, Northeast Utilities Service Company (NUSCO) filed a plan of reorganization (the Plan) on behalf of Northeast Utilities
(NU), the Creditors Committee, the Equity Committee, and various PSNH bondholders, with the support of the state of New Hampshire. On
April 20, 1990, following a vote by all classes of creditors and equity security holders of PSNH and hearings in the Bankruptcy Court,the Plan was confirmed by the Bankruptcy Court. From April 30, 1990 until the June 5, 1992 acquisition date, NUSCO managed PSNH in accordance with a management services agreement approved by the Bankruptcy Court.

On May 16, 1991 (Reorganization Date) the company emerged from bankruptcy pursuant to the Plan as a stand-alone company, subject to a merger agreement (Merger Agreement) with NUSCO and NU Acquisition
Corp. (NUAC). On the Reorganization Date, the company's then existing security holders and creditors were entitled to receive distributions of cash and new PSNH securities.

Under the Plan, a distribution totaling approximately $2.3 billion in cash and securities was made as of May 16, 1991 to former creditors and equity security holders of the company. Former holders of secured claims received cash in the full amount of their claims for principal and unpaid interest. Former holders of unsecured claims received a distribution in the amount of their claims for principal plus pre-petition interest, less any applicable original issue discount unamortized at the petition date, and a total of $110.6 million of post-petition interest. Approximately $593 million of such distribution was made in cash and the balance in shares of new common stock. Former holders of shares of preferred and common stock of the company received $205 million principal amount of 15.23 percent Notes, shares of new common stock and certificates entitling the holder to receive warrants to purchase NU common shares. Former holders of the company's outstanding warrants received a total of $1.3 million in cash.

The company accounted for the reorganization using fresh start accounting. Accordingly, all assets and liabilities were restated to their reorganization value, which approximated fair value at the Reorganization Date.

On June 5, 1992 (Acquisition Date), NU completed its acquisition of PSNH when NUAC was merged into PSNH pursuant to the Merger Agreement and the company became a wholly owned operating subsidiary of NU. In a related transaction, PSNH's 35.6 percent share of the Seabrook 1 nuclear power plant (Seabrook 1) and other Seabrook-related assets were transferred to North Atlantic Energy Corporation (NAEC), another new NU subsidiary, for approximately $504 million in cash and the assumption of the company's obligations under the $205 million, 15.23 percent Notes.

The total cash required to effect the acquisition of PSNH was approximately $941 million. The sources of the $941 million were a $425 million equity investment by NU into PSNH, a $161 million equity investment by NU into NAEC, and NAEC's issuance and sale of $355 million principal amount of First Mortgage Bonds. The proceeds were used (a) to make a distribution of $20 per share, or approximately $789 million in the aggregate, to the holders of the approximately 39.5 million outstanding shares of the company's new common stock, (b) to reimburse $45 million of NU acquisition expenses under the Plan,

(c) to provide $49 million to reduce PSNH's Term Loan, (d) to provide
$7 million to meet the tax on the transfer of Seabrook to NAEC, and (e) to reduce PSNH's short-term borrowings with the balance of funds. The Plan also called upon NU to issue to former PSNH equity security holders warrants entitling the holders to purchase approximately 8.4 million NU common shares at an exercise price of $24 per share. The warrants expire on June 5, 1997.

In accordance with generally accepted accounting principles, the acquisition of PSNH has been accounted for as a purchase.

On June 29, 1992, PSNH's New Hampshire Yankee Division (NHY) was dissolved and North Atlantic Energy Service Corporation (NAESCO), a wholly owned subsidiary of NU, with the approval of the Securities and Exchange Commission
(SEC) and the Nuclear Regulatory Commission (NRC), began management of the Seabrook 1 power plant as agent for the Seabrook joint owners. On June 29, 1992, all NHY employees became employees of NAESCO.

GENERAL
PSNH, The Connecticut Light and Power Company, Western Massachusetts Electric Company, NAEC, and Holyoke Water Power Company are the operating subsidiaries comprising the Northeast Utilities system (the system)and are wholly owned by NU.

Other wholly owned subsidiaries of NU provide substantial support services to the system. NUSCO supplies centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing, and other services to the system companies. Northeast Nuclear Energy Company acts as agent for system companies in constructing and operating the Millstone nuclear generating facilities.

All transactions among affiliated companies are on a recovery of cost basis which may include amounts representing a return on equity, and are subject to approval by various federal and state regulatory agencies.

ACCOUNTING CHANGES
Income Taxes: The company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes (SFAS 109)," effective January 1, 1993. For information on this change, see <F1>Note 1, "Summary of Significant Accounting Policies - Income Taxes."

Postretirement Benefits Other Than Pensions: PSNH adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106), effective January 1, 1993. For information on this change, see <F10>Note 10, "Postretirement Benefits Other Than Pensions."

ACCOUNTING RECLASSIFICATIONS
For periods prior to December 31, 1993, certain amounts in the accompanying financial statements of PSNH have been reclassified to conform with the December 31, 1993 presentations.

PUBLIC UTILITY REGULATION
NU is registered with the SEC as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act), and it and its subsidiaries, including PSNH, are subject to the provisions of the 1935 Act. Arrangements among the system companies, outside agencies, and other utilities covering interconnections, interchange of electric power, and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The company is subject to further regulation for rates and other matters by the FERC and the New Hampshire Public Utilities Commission (NHPUC), and follows the accounting policies prescribed by the commissions.

REVENUES
Other than special contracts, utility revenues are based on authorized rates applied to each customer's use of electricity. Rates can be changed only through a formal proceeding before the appropriate regulatory commission. At the end of each accounting period, PSNH accrues an estimate for the amount of energy delivered but unbilled.

For additional information see <F11> Note 11, "Commitments and Contingencies
- - PSNH Rate Agreement."

INVESTMENTS AND JOINTLY OWNED ELECTRIC UTILITY PLANT
Regional Nuclear Generating Companies: PSNH owns common stock of four regional nuclear generating companies (Yankee companies). The Yankee companies, with PSNH's ownership interests, are:

        Connecticut Yankee Atomic Power Company (CY).......    5.0%
        Yankee Atomic Electric Company (YAEC) .............    7.0
        Maine Yankee Atomic Power Company (MY) ............    5.0
        Vermont Yankee Nuclear Power Corporation (VY) .....    4.0


PSNH's investments in the Yankee companies are accounted for on the equity basis. The electricity produced by the facilities that are operating is committed to the participants substantially on the basis of their ownership interests and is billed pursuant to contractual agreements. For more information on these agreements, see <F11>Note 11, "Commitments and Contingencies - Purchased Power Arrangements."

The 173-megawatt (MW) YAEC nuclear power plant was shut down permanently on February 26, 1992. For more information on the Yankee companies, see <F4>
Note 4, "Nuclear Decommissioning."

Millstone 3: The company has a 2.85 percent joint ownership interest in Millstone 3, a 1,149 MW nuclear generating unit. As of December 31, 1993, plant-in-service and the accumulated provision for depreciation included approximately $118.1 million and $21.1 million, respectively, for PSNH's proportionate share of Millstone 3. PSNH's share of Millstone 3 expenses is included in the corresponding operating expenses on the accompanying Statements of Income.

Wyman Unit 4: PSNH has a 3.14 percent ownership interest in Wyman Unit 4 (Wyman), a 620 MW oil-fired generating unit. At December 31, 1993, plant-in-service and the accumulated provision for depreciation included approximately $6.0 million and $3.1 million, respectively, for PSNH's share of Wyman. PSNH's share of Wyman expenses are included in the corresponding operating expenses on the accompanying Statements of Income.

REGULATORY ASSET
The regulatory asset represents the aggregate value placed by the rate agreement with the state of New Hampshire (Rate Agreement) on PSNH's assets in excess of the net book value of PSNH's non-Seabrook assets and the $700 million value assigned to Seabrook by the Rate Agreement. The regulatory asset was valued at approximately $920.6 million on the Acquisition Date.
The Rate Agreement provides for the recovery, through rates, of the amortization of the regulatory asset with a return each year on the unamortized portion of the asset. The Rate Agreement provides that $425 million of the regulatory asset be amortized over the first seven years after the Reorganization Date, with the remaining amount to be amortized over the 20-year period after the Reorganization Date. In 1993, an adjustment related to certain liabilities associated with the acquisition reduced the regulatory asset by approximately $9.4 million. In accordance with the Rate Agreement, approximately $265 million of the remaining regulatory asset is scheduled to be amortized and recovered through rates by 1998, and the balance of approximately $504 million is scheduled to be amortized and recovered through rates by 2011.

DEPRECIATION
The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the NHPUC. Except for major facilities, depreciation factors are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. For Millstone 3, the costs of removal, less salvage, that have been funded through an external decommissioning trust will be paid with funds from the trust and charged to the accumulated reserve for decommissioning included in the accumulated provision for depreciation over the expected service life of the plant. See
<F4> Note 4, "Nuclear Decommissioning," for additional information.

The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.6 percent for the year ended December 31, 1993, 3.5 percent for the six-month and twenty-six day period ending December 31, 1992, 3.4 percent for the five-month and four-day period ending June 4, 1992, 3.4 percent for the seven and one-half months ended December 31, 1991, and 3.1 percent for the four and one-half months ended May 15, 1991.

INCOME TAXES
The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of income subject to tax) is accounted for in accordance with the ratemaking treatment of the applicable regulatory commissions. See <F8> Note 8, "Income Tax Expense," for the components of income tax expense.

In 1992, the Financial Accounting Standards Board (FASB) issued SFAS 109. SFAS 109 supersedes previously issued income tax accounting standards. PSNH adopted SFAS 109, on a prospective basis, during the first quarter of 1993. The adoption of SFAS 109 has not had a material effect on the net income or on the balance sheet of the company. As a result of the adoption of SFAS 109, the company has increased the deferred tax asset for net-operating-losses (NOLs) previously not recognized. A valuation reserve was not established. As it is probable that the increase in deferred tax liabilities will be recovered from customers through rates, PSNH also established a regulatory asset. SFAS 109 does not permit net-of-tax accounting.

The temporary differences which give rise to the accumuated deferred tax obligation at December 31, 1993, are as follows:


                                                      (Thousands of Dollars)

        Net operating loss carryforwards ...........        $(270,612)
        Accelerated depreciation and
          other plant-related differences ..........          150,238

        The tax effect of net regulatory assets ....           80,922

        Other.......................................           57,528
                                                            ---------

                                                            $  18,076
                                                            =========

At December 31, 1993, PSNH had a NOL carryforward of approximately $788 million, and an Alternative Minimum Tax (AMT) NOL carryforward of $600 million, both to be used against PSNH's federal taxable income and expiring between the years 1999 and 2007. PSNH also had Investment Tax Credit (ITC) carryforwards of $66 million, which expire between the years 1994 and 2005. The reorganization of PSNH under Chapter 11 of the United States Bankruptcy Code limits its ability to use its remaining NOL and ITC carryforwards so that some portion may expire unused. Of the carryforward amounts indicated above, approximately $323 million of the NOL, $274 million of the AMT NOL, and $35 million of the ITC carryforwards are available for use subject to applicable limits of the Internal Revenue Code.

ENERGY ADJUSTMENT CLAUSE
The Rate Agreement includes a comprehensive fuel and purchased power adjustment clause (FPPAC) permitting PSNH to pass through to retail customers, for a ten-year period, the retail portion of differences between the fuel and purchased power costs assumed in the Rate Agreement and PSNH's actual costs, which include the costs under the Seabrook Power Contract. The cost components of the FPPAC are subject to a prudence review by the NHPUC.

The costs associated with purchases from certain small-power producers (SPPs) over the level assumed in the Rate Agreement are deferred and recovered over ten-year periods through the FPPAC. At December 31, 1993, unrecovered SPP deferrals are $107.6 million. A majority of these purchases are under long-term arrangements (20-30 years) at prices significantly higher than the company's current or projected avoided costs.

For additional information, see <F2> Note 2, "Seabrook Power Contract" and
Note 11, "Commitments and Contingencies - Purchased Power Arrangements."

<F2>
2.      SEABROOK POWER CONTRACT

On June 5, 1992, NAEC and PSNH entered into the Seabrook Power Contract (Contract), under which PSNH is obligated to buy from NAEC, and NAEC is obligated to sell to PSNH, all of NAEC's 35.6 percent ownership share of the capacity and output of Seabrook 1 for a period equal to the length of the NRC's full power operating license for Seabrook 1. Accordingly, PSNH has included its right to buy power from NAEC on its Balance Sheets as part of utility plant with a corresponding obligation. At December 31, 1993, this right was valued at approximately $852.2 million. Under the Contract, PSNH is unconditionally obligated to pay NAEC's cost of service during this period whether or not Seabrook 1 is operating. NAEC's cost of service includes all of its Seabrook-related costs, including operation and maintenance expense, fuel expense, property tax expense, depreciation expense, and certain overhead and other costs.

The Contract establishes the value of the initial investment in Seabrook (Initial Investment) at $700 million and the initial investment in nuclear fuel at $0. NAEC is depreciating its Initial Investment on a straight line basis over the remaining term of Seabrook's full power operating license.
Any subsequent additions to Seabrook 1 will be depreciated on a straight-line basis over the remaining term of the Contract at the time the additions are brought into service. The Contract provides that NAEC's return on its allowed investment in Seabrook 1 (its investment in working capital, fuel, capital additions after the date of commercial operation of Seabrook 1 and a portion of the Initial Investment) is calculated based on NAEC's actual capitalization from time to time over the term of the Contract, which includes its actual debt and preferred equity costs, and a common equity cost of 12.53 percent for the first ten years of the Contract, and thereafter at an equity rate of return to be fixed in a filing with FERC. The portion of the Initial Investment which is included in the allowed investment was 40 percent at the Acquisition Date and will increase by 15 percent in each of the following four years beginning May 15, 1993. Between the Reorganization Date and the Acquisition Date, PSNH, recorded $50.9 million of deferred return on its investment in Seabrook 1. In accordance with the Rate Agreement, PSNH transferred the $50.9 million of deferred return balance to NAEC along with the other Seabrook assets. NAEC has recorded the $50.9 million as part of utility plant. From the Acquisition Date through December 31, 1993, NAEC recorded an additional $85.4 million of deferred return. The deferred return on the excluded portion of the Initial Investment, including the $50.9 million, will be recovered with carrying charges by NAEC through the Contract beginning six months after the end of PSNH's Fixed Rate Period and will be fully recovered by May 15, 2001.

If Seabrook 1 is shut down prior to the expiration of the NRC operating license term, PSNH will be unconditionally required to pay NAEC termination costs for 39 years, less the period during which Seabrook 1 has operated. These costs are designed to reimburse NAEC for its share of Seabrook 1 shut-down and decommissioning costs and to pay NAEC a return of and on any undepreciated balance of its Initial Investment in the plant over the then-remaining term of the Contract, and the return of and on any capital additions to the plant made after the Acquisition Date over a period of five years after shut down (net of any tax benefits to NAEC attributable to such cancellation).

Contract payments charged to operating expense were $123 million, including $33 million return on investment, for the year ended December 31, 1993.

On February 15, 1994, NAEC acquired Vermont Electric Generation and Transmission Cooperative Inc.'s (VEG&T) 0.4 percent ownership interest of Seabrook for approximately $6.4 million. NAEC will sell the output from the Seabrook interest purchased from VEG&T on February 15, 1994 to PSNH under an agreement that has been approved by the FERC and is substantially similar to the Seabrook Power Contract between PSNH and NAEC that was effective on the Acquisition Date.

Future minimum payments, excluding executory costs, such as property taxes, state use taxes,insurance, and maintenance, under the terms of the Contract, as of December 31, 1993, are approximately:



                                         Seabrook Power Contract
                                         -----------------------

                                          (Thousands of Dollars)
1994 . . . . . . . . . . . . . . .               $   63,200
1995 . . . . . . . . . . . . . . .                   72,300
1996 . . . . . . . . . . . . . . .                   81,200
1997 . . . . . . . . . . . . . . .                   91,100
1998 . . . . . . . . . . . . . . .                  169,700
After 1998 . . . . . . . . . . . .                1,509,700

                                                 ----------
Future minimum payments. . . . . .                1,987,200
Less amount representing interest and
  return on equity . . . . . . . .                1,135,000
                                                 ----------
Present value of Seabrook Power
Contract
  payments . . . . . . . . . . . . .             $  852,200
                                                 ==========
<F3>
3.      LEASES

PSNH has entered into lease agreements, for the use of substation equipment, data processing and office equipment, vehicles, and office space. The provisions of these lease agreements generally provide for renewal options. Operating lease rental payments charged to operating expense were $6,197,000 in 1993, $8,511,000 in 1992, and $6,875,000 in 1991.

Future minimum rental payments, excluding executory costs, such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable leases, as of December 31, 1993, are approximately:



                                                  Operating Leases
                                                  ----------------

                                               (Thousands of Dollars)
1994 . . . . . . . . . . . . . . . . . .             $  7,700
1995 . . . . . . . . . . . . . . . . . .                7,100
1996 . . . . . . . . . . . . . . . . . .                6,100
1997 . . . . . . . . . . . . . . . . . .                5,200
1998 . . . . . . . . . . . . . . . . . .                4,100
After 1998 . . . . . . . . . . . . . . .                6,000
                                                      -------
Future minimum payments. . . . . . . . .              $36,200
                                                      =======
<F4>
4.      NUCLEAR DECOMMISSIONING

A 1992 decommissioning study concluded that complete and immediate dismantlement at retirement continues to be the most viable and economic method of decommissioning Millstone 3. A 1991 Seabrook decommissioning study also confirmed that complete and immediate dismantlement at retirement is the most viable and economic method of decommissioning Seabrook 1.

Decommissioning studies are reviewed and updated periodically to reflect changes in decommissioning requirements, technology, and inflation.

The estimated cost of decommissioning PSNH's ownership share of Millstone 3 and NAEC's 36.0 percent share of Seabrook 1, in year-end 1993 dollars, is $12.0 million and $131.7 million, respectively. PSNH's Millstone 3 decommissioning costs are accrued over the expected service life of the unit and are included in depreciation expense on its Statements of Income. Nuclear decommissioning related to PSNH's share of Millstone 3 amounted to $0.3 million in 1993 and $0.2 million in 1992. Nuclear decommissioning costs, as a cost of removal, are included in the accumulated provision for depreciation on PSNH's Balance Sheets.

PSNH makes payments to an independent decommissioning trust for its portion of the costs of decommissioning Millstone 3. Under the terms of the Rate Agreement, PSNH is obligated to pay NAEC's share of Seabrook's decommissioning costs, even if the unit is shut down prior to the expiration of its operating license. Accordingly, NAEC bills PSNH directly for its share of the costs of decommissioning Seabrook. PSNH records its Seabrook decommissioning costs as a component of purchased power expense on its Statement of Income. Under the Rate Agreement, PSNH's Seabrook decommissioning costs are recovered through base rates.

As of December 31, 1993, PSNH has collected, through rates, approximately $1.2 million toward the future decommissioning costs of its share of Millstone 3, which has been transferred to the external decommissioning trust. Earnings on the decommissioning trusts and financing fund increase the decommissioning trust balance and the accumulated reserve for decommissioning. At December 31, 1993, the balance in the company's accumulated reserve for decommissioning amounted to $1.5 million.

As of December 31, 1993, NAEC (including pre-Acquisition Date payments made by PSNH) has paid approximately $7.3 million, into Seabrook 1's decommissioning financing fund.

Changes in requirements or technology, or adoption of a decommissioning method other than immediate dismantlement, could change decommissioning cost estimates. PSNH attempts to recover sufficient amounts through its allowed rates to cover its expected decommissioning costs. Only the portion of currently estimated total decommissioning costs that has been accepted by regulatory agencies is reflected in rates of PSNH. Although allowances for decommissioning have increased significantly in recent years, ratepayers in future years will need to increase their payments to offset the effects of any insufficient rate recoveries in previous years.

PSNH, along with other New England utilities, has equity investments in the four Yankee companies. Each Yankee company owns a single nuclear generating unit. The estimated costs, in year-end 1993 dollars, of decommissioning PSNH's ownership share of CY and MY are $17.0 million and $16.2 million, respectively. The cost to decommission VY is currently being re-estimated. The cost of decommissioning PSNH's ownership share of VY is projected to range from $12 million to $14 million. As discussed in the following paragraph, YAEC's owners voted to permanently shut down the YAEC unit on February 26, 1992. Under the terms of the contracts with the companies, the shareholders-sponsors are responsible for their proportionate share of the operating costs of each unit, including decommissioning. The nuclear decommissioning costs of the Yankee companies are included as part of the cost of power by PSNH.

YAEC has begun decommissioning its nuclear facility. On June 1, 1992, YAEC filed a rate filing to obtain FERC authorization to collect the closing and decommissioning costs and to recover the remaining investment in the YAEC nuclear power plant over the remaining period of the plant's NRC operating license. The bulk of these costs has been agreed to by the YAEC joint owners and approved, as a settlement, by FERC. At December 31, 1993, the estimated remaining costs amounted to $345.0 million, of which PSNH's share was approximately $24.1 million. Management expects that PSNH will continue to be allowed to recover such FERC-approved costs from its customers. Accordingly, PSNH has recognized these costs as a regulatory asset, with a corresponding obligation, on its Balance Sheets. PSNH has a 7.0 percent equity investment, approximating $1.7 million, in YAEC. PSNH had relied on YAEC for less than one percent of its capacity.

<F5>
5.      SHORT-TERM DEBT

The system companies have various credit lines totaling $485 million. PSNH has credit lines totaling $125 million available through a revolving-credit agreement with a group of 22 banks. PSNH may borrow funds on a short-term revolving basis using either fixed-rate or standby-loans. Fixed rates are set using competitive bidding. Standby-loan rates are based upon several alternative variable rates. PSNH is obligated to pay a facility fee of 0.25 percent per annum on the total commitment. At December 31, 1993, there were no borrowings under the agreement. The company intends to negotiate a two year extension of the $125 million revolving credit agreement, which is scheduled to mature on May 14, 1994.

Certain subsidiaries of NU, including PSNH, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Investing and borrowing subsidiaries receive or pay interest based on the average daily Federal Funds rate. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. However, borrowings based on loans from NU parent bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing.

Maturities of PSNH's short-term debt obligations were for periods of three months or less.

The amount of short-term borrowings that may be incurred by PSNH is subject to periodic approval by the SEC under the 1935 Act. Under the SEC restrictions, PSNH was authorized, as of January 1, 1993, to incur short-term borrowings up to a maximum of $125 million.

<F6>
6.      PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION

Details of preferred stock subject to mandatory redemption are:

                        December 31,        Shares
                           1993           Outstanding
                        Redemption        December 31,      December 31,
Description               Price              1993         1993       1992
- -----------------------------------------------------------------------------
                                                       (Thousands of Dollars)
10.60% Series A
    of 1991. . . . .      $25.00          5,000,000      $125,000   $125,000
                                                         ========   ========

In case of default on dividends or sinking-fund payments, no payments may be made on any junior stock by way of dividends or otherwise (other than in shares of junior stock) so long as the default continues. If PSNH is in arrears in the payment of dividends on any outstanding shares of preferred stock, PSNH would be prohibited from redemption or purchase of less than all of the preferred stock outstanding. The Series A Preferred Stock is not subject to optional redemption by PSNH. It is subject to a sinking fund beginning on June 30, 1997, sufficient to retire annually 1,000,000 shares at $25 per share.

<F7>
7.      LONG-TERM DEBT

Details of long-term debt outstanding are:


- -----------------------------------------------------------------------------
                                                         December 31,
                                                  -------------------------
                                                    1993            1992
- -----------------------------------------------------------------------------


                                                    (Thousands of Dollars)
First Mortgage Bonds:


8 7/8%    Series A    due 1996. . . . . . . . .  $172,500         $  172,500
9.17%     Series B    due 1998. . . . . . . . .   170,000            170,000
                                                 --------         ----------
Total First Mortgage Bonds. . . . . . . . . . .   342,500            342,500

Term Loan/Notes:
Variable Rate due 1996. . . . . . . . . . . . .   235,000            329,000

Pollution Control Revenue Bonds:


7.65%     Series A    due 2021. . . . . . . . .    66,000             66,000
7.50%     Series B    due 2021. . . . . . . . .   108,985            108,985
7.65%     Series C    due 2021. . . . . . . . .   112,500            112,500
Adjustable Rate Series D due 2021 . . . . . . .    39,500             39,500
Adjustable Rate Series E due 2021 . . . . . . .    69,700            114,500
Adjustable Rate, Tax-Exempt, Series D due 2021.    75,000             75,000
Adjustable Rate,Tax-Exempt, Series E due 2021 .    44,800               -


Less:  Amounts due within one year. . . . . . .    94,000             94,000
                                                 --------         ----------
Long-term debt, net . . . . . . . . . . . . . .  $999,985         $1,093,985
                                                 ========         ==========

Long-term debt maturities and cash sinking-fund requirements on debt outstanding at December 31, 1993 for the years 1994 through 1998 are approximately $94,000,000 in 1994 and 1995, $219,500,000 in 1996, $0 in 1997,
and $170,000,000 in 1998. Also, there are annual renewal and replacement fund requirements equal to 2.25 percent of the average of net depreciable property owned by PSNH at the Reorganization Date, plus cumulative gross property additions thereafter. PSNH expects to meet its future fund requirements by certifying property additions. Any deficiency would need to be satisfied the deposit of cash or bonds.

Essentially, all utility plant of PSNH is subject to the liens of its first mortgage bond indenture. PSNH's two bank facilities, the Term Loan and Revolving Credit Facility have a second lien, junior to the lien of its first mortgage bond indenture, on all PSNH property located in New Hampshire. At December 31, 1993, the principal amount outstanding under the Term Loan was $235 million. At December 31, 1993, there were no borrowings under the Revolving Credit Facility.

The Series A and B First Mortgage Bonds are not redeemable prior to their maturity except in limited circumstances. The Pollution Control Revenue Bonds, except for Series D and E, are redeemable on or after May 1, 2001, at the option of the company with accrued interest and at specified premiums. Under current interest rate elections by PSNH, the Series D and E Pollution Control Revenue Bonds are redeemable, at par plus accrued interest at the end of each interest rate period. Future interest rate elections by PSNH could significantly defer or eliminate the availability of optional redemptions by PSNH and could affect costs as well.

PSNH has entered into interest rate cap agreements to reduce the potential impact of upward changes in interest rates on certain variable rate tax exempt pollution control revenue bonds and on a portion of its variable rate Term Loan. At December 31, 1993, $50 million and $100 million of PSNH's
$235 million Term Loan was capped at 4.5 percent and 5 percent, respectively. $75 million of its taxable Pollution Control Revenue Bonds was capped at 4.5 percent. The total cost of interest rate caps for 1993 was approximately $836,000, the costs of which are amortized over the terms of the contracts, which are from one to three years. The fair market value of outstanding interest rate cap contracts as of December 31, 1993 is approximately $158,000.

Concurrent with the issuance of PSNH's Series A and B First Mortgage Bonds, PSNH entered into financing arrangements with the Industrial Development Authority of the state of New Hampshire (IDA). Pursuant to these arrangements, the IDA issued five series of Pollution Control Revenue Bonds (PCRBs) and loaned the proceeds to PSNH. At December 31, 1993, $516.5 million of the PCRBs were outstanding. PSNH's obligation to repay each series of PCRBs is secured by a series of First Mortgage Bonds that were issued under its indenture. Each such series of First Mortgage Bonds contains terms and provisions with respect to maturity, principal payment, interest rate and redemption that correspond to those of the applicable series of PCRBs; for financial reporting purposes, these bonds would not be considered outstanding unless PSNH fails to meet its obligation under the PCRBs.

<F8>
8. INCOME TAX EXPENSE

The components of federal and state income tax provisions are:


- -----------------------------------------------------------------------------
- ---------------------
                             Jan. 1, 1993   June 5, 1992  Jan. 1, 1992  May 16,
1991  Jan. 1, 1991
                                  to            to            to            to
          to
For the Periods              Dec. 31, 1993  Dec. 31, 1992 June 4, 1992  Dec. 31,
1991 May 15, 1991
- -----------------------------------------------------------------------------
- ---------------------
                             <F1>(Note 1)         (Thousands of Dollars)
Current income taxes:
  Federal . . . . . . . . .  $  (937)         $ 2,400       $    415     $   -
     $    -
  State . . . . . . . . . .    1,183              -               79
60           20
                             --------         --------      ---------
- --------    ---------
     Total current. . . . .      246            2,400            494
60           20
                             --------         --------      ---------
- --------    ---------
Deferred income taxes, net:
  Federal . . . . . . . . .   47,407           23,086          8,703      25,342
        111
  State . . . . . . . . . .    3,131              -              -           -
          -
                             --------         --------      ---------
- --------    ---------
     Total deferred . . . .   50,538           23,086          8,703      25,342
        111
                             --------         --------      ---------
- --------    ---------
Investment tax credits, net     (565)            (326)          (341)
(498)        (294)
                             --------         --------      ---------
- --------    ---------
   Total income tax expense  $50,219          $25,160        $ 8,856
$24,904    $   (163)
                             ========         ========      =========
========    =========

The components of total income tax expense are classified as follows:

Income taxes charged to
    operating expenses . .   $73,263          $39,197        $16,449
$38,316    $(12,769)
Income taxes associated
 with the deferred return
 on Seabrook . . . . . . .       -                -            4,793
7,155         -
Income taxes associated
 with allowance for funds used
 during construction (AFUDC)
 and the deferred return on
 New Hampshire Electric
 Cooperative (NHEC)
 deferred costs. . . . . .       -                217            428
98         111
Other income taxes - credit  (23,044)         (14,254)       (12,814)
(20,665)     12,495
                            ---------         --------       --------
- --------   ---------
  Total income tax expense   $50,219          $25,160        $ 8,856
$24,904    $   (163)
                            =========         ========       ========
=======    =========

Deferred income taxes are comprised of the tax effects of temporary differences as follows:
- -----------------------------------------------------------------------------
- ------------------------
                          Jan. 1, 1993     June 5, 1992    Jan. 1, 1992  May 16,
1991   Jan. 1, 1991
                               to               to             to
to            to
For the Periods           Dec. 31, 1993    Dec. 31, 1992   June 4, 1992  Dec.
31, 1991  May 15, 1991
- -----------------------------------------------------------------------------
- ------------------------

                      <F1>(Note 1)           (Thousands of Dollars)
Depreciation . . . . . . . .$  4,549         $  1,629         $12,333
$21,450         $17,289
Energy adjustment clauses. .  15,155           14,520          (1,359)
14,476           4,628
Deferred tax asset
  associated with NOL. . . .  25,438            9,335          (2,317)
(17,149)        (81,002)
Alternative minimum tax. . .   1,056           (2,441)           (394)
- -                -
Amortization of prepaid
  deferred taxes . . . . . .   7,667              -               -
- -                -
Seabrook unsecured interest.     -                -               -
- -            52,058
Deferred return on Seabrook.     -                -             4,793
7,155              -
Severance benefits . . . . .     -                254          (1,020)
- -                -
Other . . . .. . . . . . . .  (3,327)            (211)         (3,333)
(590)          7,138
                             --------         --------       ---------
- --------        ---------
  Deferred income taxes, net $50,538          $23,086        $  8,703
$25,342         $   111
                             ========         ========       =========
========        =========













A reconciliation between income tax expense and the expected tax expense at the applicable statutory rates is as follows:


- -----------------------------------------------------------------------------
- ----------------------------


                            Jan. 1, 1993   June 5, 1992     Jan. 1, 1992  May
16, 1991   Jan. 1, 1991
                                to             to               to
to              to
For the Periods             Dec. 31, 1993  Dec. 31, 1992    June 4, 1992  Dec.
31, 1991   May 15, 1991
- -----------------------------------------------------------------------------
- ----------------------------


                     <F1>(Note 1)            (Thousands of Dollars)
Expected
federal income
 tax at 35 percent pretax
 income for 1993 and 34
 percent for 1992 and 1991. .$35,860          $18,550         $ 7,356
$26,383        $ (34,324)
Tax effect of differences:
  Depreciation differences .   1,593            1,032          (8,314)
(12,455)            1,524
Amortization of Regulatory
  Asset - Rate Agreement . .  23,765           17,624          12,477
18,294               -
Seabrook intercompany loss . (19,176)         (11,903)            -
- -                 -
Reorganization expenses. . .     -                 22           1,728
795             5,179
Deferred investment return .     -                -            (3,832)
(5,231)              -
Unused book NOL. . . . . . .     -                -               -
- -              22,058
State tax, net of federal
   benefit . . . . . . . . .   2,804              -               -
- -                 -
Amortization of prepaid
  deferred taxes . . . . . .   7,667              -               -
- -                 -
Other, net . . . . . . . . .  (2,294)            (165)           (559)
(2,882)            5,400

                             --------         --------        --------
- --------       -----------
Total income tax expense . . $50,219          $25,160         $ 8,856
$24,904        $     (163)
                             ========         ========        ========
========       ===========

<F9>
9.      PENSION BENEFITS

The company participates in a uniform noncontributory defined benefit retirement plan covering all regular system employees (the Plan). Benefits are based on years of service and employees' highest eligible compensation during five consecutive years of employment. Effective January 1993, PSNH's plan was merged into the NU system's uniform noncontributory defined benefit plan. The company's direct allocated portion of the system's pension cost, part of which was charged to utility plant, approximated $6,626,000 in 1993, $4,422,000 for the period January 1, 1992 to June 4, 1992 and $3,467,000 for the period June 5, 1992 to December 31, 1992 and $13,220,000 in 1991. The pension cost for June 5, 1992 to December 31, 1992 excludes employees of NHY, who are now employees of NAESCO. Pension costs for 1993 included approximately $3,359,000 related to work force reduction programs.

Currently, PSNH funds annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets. Pension assets are invested primarily in domestic and international equity securities and bonds.









































The components of net pension cost for PSNH are:

- -----------------------------------------------------------------------------
- ----------
                          Jan. 1, 1993     June 5, 1992   Jan. 1, 1992   Jan.
1, 1991
                              to               to             to             to

For the Periods           Dec. 31, 1993    Dec. 31, 1992  June 4, 1992   Dec.
31, 1991
- -----------------------------------------------------------------------------
- ----------

                                               (Thousands of Dollars)

Service cost . . . . . .     $  7,539          $ 2,889       $  3,850     $
8,382
Interest cost. . . . . .       11,180            6,810          6,200
12,771
Return on plan assets. .      (19,308)          (5,026)        (4,561)
(45,157)
Net amortization . . . .        7,215           (1,206)        (1,067)
37,224
                             --------          --------       --------
- --------
Net pension cost . . .  .    $  6,626          $ 3,467        $ 4,422
$13,220
                             ========          ========       ========
========




























For calculating pension cost, the following assumptions were used:
- -------------------------------------------------------------------------------

                    Jan. 1, 1993     June 5, 1992   Jan. 1, 1992   Jan. 1, 1991
                         to               to             to             to
For the Periods     Dec. 31, 1993    Dec. 31, 1992  June 4, 1992  Dec. 31, 1991

- --------------------------------------------------------------------------------

Discount rate. . . . .  8.00%           8.00%         8.00%          8.00%
Expected long-term
 rate of return . .  .  8.50            9.00          9.00           8.50
Compensation/
progression rate . . .  5.00            6.00          6.00           6.00
- --------------------------------------------------------------------------------

The following table represents the Plan's funded status reconciled to the Balance Sheets:


- -----------------------------------------------------------------------
At December 31,                                     1993      1992
- -----------------------------------------------------------------------

                                              (Thousands of Dollars)
Accumulated benefit obligation,
including $111,691,000 of vested
benefits at December 31, 1993 and
$112,507,000 of vested benefits at
December 31, 1992 . . . . . . . . . .             $122,429    $113,485
                                                  ========    ========
Projected benefit obligation (PBO). .             $156,475    $175,891
Less:  Market value of plan assets. .              145,536     166,456
                                                  ---------   ---------
PBO in excess of plan assets. . . . .              (10,939)     (9,435)
Unrecognized transition amount. . . .                5,338       6,741
Unrecognized prior service costs. . .                4,890       4,870
Unrecognized net gain . . . . . . . .              (31,179)    (32,859)
                                                   ---------  ---------
Accrued pension liability . . . . . .             $(31,890)   $(30,683)
                                                  =========   =========

The following actuarial assumptions were used in calculating the Plan's year-end funded status:


- -----------------------------------------------------------------------
At December 31,                                     1993        1992
- -----------------------------------------------------------------------

Discount rate . . . . . . . . . . . .                7.75%       8.00%
Compensation/progression rate . . . .                4.75        5.00

The discount rate for 1993 was determined by analyzing the interest rates, as of December 31, 1993, of long-term, high quality corporate debt securities having a duration comparable to a 13.8-year duration of the plan.

During 1993, NU's work force was reduced by approximately 7 percent through a work force reduction program that involved a voluntary early retirement program and involuntary terminations. PSNH's direct cost of the program, which approximated $4.9 million, included pension, severance, and other benefits.

<F10>
10.     POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The company provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees leaving the company who are otherwise eligible to retire and have met specified service requirements. Through December 31, 1992, the company recognized the cost of these benefits as they were paid. In December 1990, the FASB issued SFAS
106. This new standard requires that the expected cost of postretirement benefits, primarily health and life insurance benefits, must be charged to expense during the years that eligible employees render service. Effective January 1, 1993, the company adopted SFAS 106 on a prospective basis. Total health care and life insurance costs, part of which was deferred or charged to utility plant, approximated $9,106,000 in 1993, $3,290,000 in 1992, and $2,783,000 in 1991.

On January 1, 1993, the accumulated postretirement benefit obligation (APBO) represented the company's prior-service obligation upon the adoption of SFAS
106. As allowed by SFAS 106, the company is amortizing its APBO of approximately $63 million over a 20-year period. For current employees and certain retirees, the total SFAS 106 benefit is limited to two times the 1993 health care costs. The SFAS 106 obligation has been calculated based on this assumption.

During 1993, the company began funding SFAS 106 postretirement costs through external trusts. The company is funding annually amounts that have been rate recovered and which also are tax-deductible under the Internal Revenue Code. The trust assets are invested primarily in equity securities and bonds.

The following table represents the plan's funded status reconciled to the Balance Sheet at December 31, 1993:



                                                  (Thousands of Dollars)

Accumulated postretirement benefit obligation of:

Retirees . . . . . . . . . . . . . . . . . . . . . . .   $(51,832)
Fully eligible active employees. . . . . . . . . . . .        (99)
Active employees not eligible to retire  . . . . . . .     (7,888)
                                                         ---------
Total accumulated postretirement benefit obligation. .    (59,819)
Less:  Market value of plan assets . . . . . . . . . .      2,387
                                                        ---------
Accumulated postretirement benefit
obligation in excess of plan assets . . . . . . . . . .   (57,432)

Unrecognized transition amount. . . . . . . . . . . . .    55,870

Unrecognized net gain . . . . . . . . . . . . . . . . .    (1,065)
                                                         ---------
Accrued postretirement benefit liability. . . . . . . .  $ (2,627)
                                                         =========





The components of health care and life insurance costs for the year ended December 31, 1993 are:
- -------------------------------------------------------------------------
                                                 (Thousands of Dollars)
Service cost . . . . . . . . . . . . . .               $1,260
Interest cost. . . . . . . . . . . . . .                4,800
Net amortization . . . . . . . . . . . .                3,046
                                                       ------
Net health care and life insurance costs               $9,106
                                                       ======
- -------------------------------------------------------------------------

For measurement purposes, an 11.1-percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1993; the rate was assumed to decrease to 5.4 percent for 2002. The effect of increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by $5.1 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $476,000.

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.75 percent. The discount rate for 1993 was determined by analyzing the interest rates, as of December 31, 1993, of long-term, high-quality corporate debt securities having a duration comparable to that of the plan. The trust holding the plan assets is subject to federal income taxes at a 35 percent tax rate. The expected long-term rate of return on plan assets after estimated taxes was 5.00 percent for health assets and 8.50 percent for life assets.

PSNH is currently recovering SFAS 106 costs.

<F11>
11.     COMMITMENTS AND CONTINGENCIES

CONSTRUCTION PROGRAM
The construction program is subject to periodic review and revision. Actual construction expenditures may vary from estimates due to factors such as revised load estimates, inflation, revised nuclear safety regulations, delays, difficulties in the licensing process, the availability and cost of capital, and the granting of timely and adequate rate relief by regulatory commissions, as well as actions by other regulatory bodies.

PSNH currently forecasts construction expenditures (including AFUDC) of $172.5 million for the years 1994-1998, including $37.5 million for 1994. In addition, PSNH estimates that nuclear fuel requirements, for its share of Millstone 3, will be $5.7 million for the years 1994-1998, including $1.7 million for 1994.


PSNH RATE AGREEMENT
The Rate Agreement provided the financial basis for the Plan. The Rate Agreement calls for seven successive 5.5 percent annual increases in PSNH's base rates for its charges to retail customers (the Fixed-Rate Period). The first four increases were put into effect on January 1, 1990, May 16, 1991, June 1, 1992 and June 1, 1993, respectively. The remaining three increases are scheduled to be put into effect annually beginning on June 1, 1994. PSNH's base rates, as adjusted to reflect the 5.5 percent annual increases, are intended to recover assumed increases in PSNH's costs and to provide PSNH with a reasonable cumulative return on investment over the Fixed-Rate Period. As discussed in <F1>Note 1, "Summary of Significant Accounting Policies-Energy Adjustment Clause," the FPPAC protects PSNH form changes in fuel and purchased power costs. Although the Rate Agreement provides an unusually high degree of certainty as to PSNH's future retail rates, it also entails a risk when sales are lower than anticipated or if PSNH should experience unexpected increases in its costs other than those for fuel and purchased power, since PSNH has agreed that it will not seek additional rate relief during the Fixed-Rate Period, except in limited circumstances. However, in order to provide protection from significant variations from the costs assumed in base rates over the Fixed-Rate Period, the Rate Agreement establishes a return on equity (ROE) collar to prevent PSNH from earning a ROE in excess of an upper limit or below a lower limit. To date, PSNH's ROE has been within the limits of the ROE collar.

In January 1994, the NHPUC approved a Memorandum of Understanding (the Memorandum) between PSNH, NAEC, Northeast Utilities Service Company, and the Attorney General of the state of New Hampshire relating to certain issues which had arisen under the Rate Agreement. The Memorandum addressed, among other things, the tax legislation in New Hampshire, accounting treatments resulting from adoption of SFAS 106 and SFAS 109, and recovery for certain aspects of PSNH's settlement with the VEG&T, including the purchase by NAEC of VEG&T's 0.4 percent share of Seabrook. The Memorandum provides for the establishment of a regulatory liability attributable to significant NOL carryforwards and establishes that such liability should be amortized over a six-year period beginning on May 1, 1993.

ENVIRONMENTAL MATTERS
PSNH is subject to regulation by federal, state, and local authorities with respect to air and water quality, handling and the disposal of toxic substances and hazardous and solid wastes, and the handling and use of chemical products. PSNH has an active environmental auditing program to prevent, detect, and remedy noncompliance with environmental laws or regulations and believes that it is in substantial compliance with current environmental laws and regulations. Changing environmental requirements could hinder the construction of new fossil-fuel generating units, transmission and distribution lines, substations, and other facilities. The cumulative long-term, economic cost impact of increasingly stringent environmental requirements cannot be estimated. Changing environmental requirements could also require extensive and costly modifications to PSNH's existing hydro, nuclear, and fossil-fuel generating units, and transmission and distribution systems, and could raise operating costs significantly. As a result, PSNH may incur significant additional environmental costs, greater than amounts included in cost of removal and other reserves, in connection with the generation and transmission of electricity and the storage, transportation, and disposal of by-products and waste. PSNH may also encounter significantly increased costs to remedy the environmental effects of prior waste handling and disposal activities.

In most cases, the extent of additional future environmental cleanup costs is not reasonably estimable due to factors such as the unknown magnitude of possible contamination, the appropriate remediation method, the possible effects of future legislation and regulation, the possible effects of technological changes related to future cleanup, and the difficulty of determining future liability, if any, for the cleanup of sites at which PSNH may be determined to be legally liable by federal or state environmental agencies. In addition, PSNH cannot estimate the potential liability for future claims that may be brought against it by private parties. However, considering known facts and existing laws and regulatory practices, management does not believe that such matters will have a material adverse effect on PSNH's financial position or future results of operations.

NUCLEAR INSURANCE CONTINGENCIES
The Price-Anderson Act currently limits public liability from a single incident at a nuclear power plant to $9.4 billion. The first $200 million of liability would be provided by purchasing the maximum amount of commercially available insurance. Additional coverage of up to a total of $8.8 billion would be provided by an assessment of $75.5 million per incident, levied on each of the 116 nuclear units that are currently subject to the Secondary Financial Protection Program in the United States, subject to a maximum assessment of $10 million per incident per nuclear unit in any year. In addition, if the sum of all public liability claims and legal costs arising from any nuclear incident exceeds the maximum amount of financial protection, each reactor operator can be assessed an additional 5 percent, up to $3.8 million, or $437.9 million in total, for all 116 nuclear units. The maximum assessment is to be adjusted at least every five years to reflect inflationary changes. Under the terms of the Contract with NAEC, PSNH would be obligated to pay for any assessment charged to NAEC as a "cost of service." At December 31, 1993, based on PSNH's ownership interests in Millstone 3, and NAEC's ownership interests in Seabrook 1, PSNH's maximum liability would be $30.4 million per incident. In addition, through PSNH's purchased power contracts with the four Yankee regional nuclear generating companies, PSNH would be responsible for up to an additional $16.7 million per incident. These payments for PSNH's ownership interest in nuclear generating facilities and costs resulting from the Contract with NAEC would be limited to a maximum of $5.9 million per incident per year.

Insurance has been purchased from Nuclear Electric Insurance Limited (NEIL) to cover (1) certain extra costs incurred in obtaining replacement power during prolonged accidental outages with respect to PSNH's Contract with NAEC; and (2) the cost of repair, replacement, or decontamination or premature decommissioning of utility property resulting from insured occurrences with respect to PSNH's ownership interests in Millstone 3, CY, MY, and VY; and NAEC's ownership interest in Seabrook. All companies insured with NEIL are subject to retroactive assessments if losses exceed the accumulated funds available to NEIL. The maximum potential assessments against PSNH (including costs resulting from PSNH's Contract with NAEC) with respect to losses arising during current policy years are approximately $1.9 million under the replacement power policies and $1.9 million under the property damage, decontamination, and decommissioning policies. Although PSNH has purchased the limits of coverage currently available from the conventional nuclear insurance pools, the cost of a nuclear incident could exceed available insurance proceeds.

Insurance has been purchased from American Nuclear Insurers/Mutual Atomic Energy Liability Underwriters, aggregating $200 million on an industry basis for coverage of worker claims. All companies insured under this coverage are subject to retrospective assessments of $3.2 million per reactor. The maximum potential assessments against PSNH (including costs resulting from PSNH's Contract with NAEC) with respect to losses arising during the current policy period are approximately $1.9 million.

FINANCING ARRANGEMENTS FOR THE REGIONAL NUCLEAR GENERATING COMPANIES
PSNH believes that the regional nuclear generating companies may require additional external financing in the next several years for construction expenditures, nuclear fuel, possible refinancings, and other purposes. Although the ways in which each regional nuclear generating company will attempt to finance these expenditures have not been determined, PSNH may be asked to direct or indirect financial support for one or more of these companies.

PURCHASED POWER ARRANGEMENTS
PSNH purchases a portion of its electricity requirements pursuant to long-term contracts with the Yankee companies. Under the terms of its agreements, the company pays its ownership share (or entitlement share) of generating costs, which include depreciation, operation and maintenance expenses, the estimated cost of decommissioning, and a return on invested capital. These costs are recorded as purchased power expense and recovered through the company's rates. The total cost of purchases under these contracts for the units that are operating amounted to $26.5 million in 1993, $24.8 million in 1992, and $23.9 million in 1991. See <F1>Note 1, "Summary Of Significant Accounting Policies-Investments and Jointly Owned Electric Utility Plant" and <F4>Note 4, "Nuclear Decommissioning" for more information on the Yankee companies.

PSNH has entered into various arrangements for the purchase of capacity and energy from nonutility generators. Some of these arrangements generally have terms from 20 to 30 years, and require the company to purchase the energy at specified prices or formula rates. For the 12 months ended December 31, 1993, 14 percent of NU system load requirements was met by cogenerators and small power producers. The total cost of the company's purchases under these arrangements amounted to $133.4 million in 1993, $92.1 million in 1992, and $105.7 million in 1991. These costs are eventually recovered through the company's rates.

In an effort to control cost and price increases from nonutility generators, PSNH is in the process of attempting to renegotiate new rate orders with 13 nonutility generators. Settlement agreements have been reached with certain nonutility generators and have been filed with the NHPUC for approval. Negotiations continue with the remaining nonutility generators.

PSNH entered into a buy-back agreement to purchase the capacity and energy of the New Hampshire Electric Cooperative, Inc. (NHEC) and to pay all of NHEC's Seabrook costs for a ten-year period which began July 1, 1990. The total cost of purchases under this agreement was $14.4 million in 1993, $13.8 million in 1992, and $11.6 million in 1991. Part of these costs is collected currently through the FPPAC and part is deferred for future collection in accordance with the Rate Agreement. In connection with the agreement, NHEC agreed to continue as a firm-requirements customer of PSNH for 15 years.

The estimated annual cost of PSNH's significant purchased power arrangements is provided below:


- ----------------------------------------------------------------------------

                      1994          1995         1996        1997       1998
                      ----          ----         ----        ----       ----


                                       (Millions of Dollars)

Yankee companies. . $ 26.5        $ 29.7       $ 32.2      $ 29.4     $ 34.0
Nonutility
  generators. . . .  142.7         145.4        148.9       152.5      156.1
NHEC. . . . . . . .   14.6          15.2         16.2        24.4       32.4



- ----------------------------------------------------------------------------



HYDRO-QUEBEC
Along with other New England utilities, PSNH entered into agreements to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. PSNH is obligated to pay, over a 30-year period, its proportionate share of the annual operation, maintenance, and capital costs of these facilities, which are currently forecast to be $53.8 million for the years 1994-1998, including $11.6 million for 1994.

PROPERTY TAXES
PSNH and CY have significant court appeals pending for property tax assessments in the towns of Bow, New Hampshire, and Haddam, Connecticut, respectively, concerning production plant. In each case, the central issue is the fair market value of utility property. The company believes that properly derived assessments that recognize the effect of rate regulation will result in fair market values that approximate net book cost. This is the assessment level that taxing authorities are predominantly using throughout Connecticut, Massachusetts, and some of New Hampshire. However, towns such as Bow and Haddam advocate a method that approximates reproduction cost. The company estimates that, for the assessments in the towns where the appeals are pending, the change to a reproduction cost methodology could result in property tax valuations approximately three times greater than values approximating net book cost. Although PSNH and CY are currently paying property taxes based on the higher assessments, to date, the higher assessments have not had a material adverse effect on CY or the company.

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

DEFERRED RECEIVABLE FROM AFFILIATED COMPANY
At the time PSNH emerged from bankruptcy on May 16, 1991, in accordance with the phase-in under the Rate Agreement, it began accruing a deferred return on a portion of its Seabrook investment. From May 16, 1991 to the Acquisition Date, PSNH accrued a deferred return of $50.9 million. On the Acquisition Date, PSNH sold the $50.9 million deferred return to NAEC as part of the Seabrook-related assets.

At the time PSNH transferred the deferred return to NAEC, it realized, for income tax purposes, a gain that is deferred under the consolidated income tax rules. This gain will be restored for income tax purposes when the deferred return of $50.9 million, and the associated income taxes of $32.9 million, are collected by NAEC through the Contract. When NAEC recovers the $32.9 million in years eight through ten of the Rate Agreement, it is obligated to make corresponding payments to PSNH.

On the Acquisition Date, PSNH recorded the $32.9 million of income taxes associated with the deferred return as a deferred receivable from NAEC, with a corresponding entry to deferred revenue, on its Balance Sheet. In 1993, due to changes in tax rates, this amount was adjusted to $33.3 million.

<F12>
12.     FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

Cash, special deposits and nuclear decommissioning trusts: The carrying amounts approximate fair value.

Preferred stock and long-term debt: The fair value of PSNH's securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value.

The carrying amounts of PSNH's financial instruments and the estimated fair values are as follows:




- ----------------------------------------------------------------------------
At December 31, 1993                Carrying Amount         Fair Value
- ----------------------------------------------------------------------------

                                           (Thousands of Dollars)
Preferred stock subject to
  mandatory redemption . . . . . .      $125,000              $139,375
Long-term debt -
  First Mortgage Bonds . . . . . .       342,500               359,878
  Other long-term debt . . . . . .       751,485               783,389

- ----------------------------------------------------------------------------



- ----------------------------------------------------------------------------
At December 31, 1992                   Carrying Amount         Fair Value
- ----------------------------------------------------------------------------
                                              (Thousands of Dollars)
Preferred stock subject to
  mandatory redemption . . . . . .      $125,000              $140,625
Long-term debt -
  First Mortgage Bonds. . . . . . .      342,500               385,747
  Other long-term debt. . . . . . .      845,485               861,297



- ----------------------------------------------------------------------------




The fair values shown above have been reported to meet disclosure requirements and do not purport to represent the amounts that those obligations would be settled at.

In May 1993, the FASB issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities (SFAS
115)." SFAS 115 requires companies to disclose the classification of investments in debt or equity securities based on management's intent and ability to hold the security. SFAS 115 also requires disclosure of the aggregate fair value, gross unrealized holding gains, gross unrealized holding losses and amortized cost basis by major security type. Effective January 1, 1994, PSNH will adopt SFAS 115 on a prospective basis. PSNH anticipates that the adoption of SFAS 115 will not have a material impact on future results of operations or financial position.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
of Public Service Company of New Hampshire:


We have audited the accompanying balance sheets of Public Service Company of New Hampshire (a New Hampshire corporation and a wholly owned subsidiary of Northeast Utilities) as of December 31, 1993 and 1992, and the related statements of income, common equity and cash flows for the year ended December 31, 1993 and the periods from January 1, 1992 to June 4, 1992 and June 5, 1992 to December 31, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Public Service Company of New Hampshire as of December 31, 1993 and 1992, and the results of its operations and cash flows for the year ended December 31, 1993 and the periods from January 1, 1992 to June 4, 1992 and June 5, 1992 to December 31, 1992, in conformity with generally accepted accounting principles.

As discussed in <F1>Note 1 to the financial statements, "Summary of Significant Accounting Policies - Accounting Changes," effective January 1, 1993, Public Service Company of New Hampshire changed its methods of accounting for income taxes and postretirement benefits other than pensions.


                                                /S/ ARTHUR ANDERSEN & CO.
                                                    ARTHUR ANDERSEN & CO.

Hartford, Connecticut
February 18, 1994

INDEPENDENT AUDITOR'S REPORT


The Board of Directors
Public Service Company of New Hampshire

We have audited the balance sheet and statement of capitalization of Public Service Company of New Hampshire as of December 31, 1991 (not presented herein), and the related statements of income, cash flows and common stock equity for the periods January 1, 1991 to May 15, 1991, and May 16, 1991 to December 31, 1991. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Public Service Company of New Hampshire at December 31, 1991 and the results of its operations and its cash flows for the periods January 1, 1991 to May 15, 1991 and May 16, 1991 to December 31, 1991.




/S/ KPMG Peat Marwick
    KPMG Peat Marwick
    Boston, Massachusetts
    February 7, 1992

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


This section contains management's assessment of Public Service Company of New Hampshire's (the company or PSNH) financial condition and the principal factors having an impact on the results of operations. The company is a wholly-owned subsidiary of Northeast Utilities (NU). This discussion should be read in conjunction with the company's financial statements and footnotes.

FINANCIAL CONDITION

Overview

On June 5, 1992 (the Acquisition Date), NU and PSNH completed an affiliation, which represented the second step of a two-step bankruptcy court approved plan (the Plan) that was devised in 1989 to return the then-bankrupt company to financial health. The first step took place on May 16, 1991 (the Reorganization
Date) when PSNH emerged from bankruptcy as a stand-alone company, subject to a Merger Agreement (the Merger Agreement) with NU's subsidiaries Northeast Utilities Service Company and NU Acquisition Corporation (NUAC).

The final step in the affiliation plan occurred on June 5, 1992, when NUAC was merged into the company pursuant to the Merger Agreement and the company became a wholly owned operating subsidiary of NU. In a related transaction, the company's 35.6 percent share of the Seabrook 1 nuclear power plant (Seabrook) and other Seabrook-related assets were transferred to North Atlantic Energy Corporation (NAEC), another wholly owned subsidiary of NU. On June 29, 1992, PSNH's New Hampshire Yankee division was dissolved and North Atlantic Energy Service Corporation, a wholly owned subsidiary of NU, received approval to manage Seabrook as agent for the Seabrook joint owners.

At the Acquisition Date, the company and NAEC entered into the Seabrook Power Contract, under which the company is obligated to buy from NAEC, and NAEC is obligated to sell to the company, all of NAEC's capacity and output of Seabrook for a period equal to the length of the Nuclear Regulatory Commission full-power operating license for Seabrook (through 2026). Under the contract, the company is unconditionally obligated to pay NAEC's "cost of service" during the period whether or not Seabrook is operating and without regard to the cost of alternative sources of power. In addition, the company will be obligated to pay decommissioning and project cancellation costs after the termination of the operating license.

NAEC's "cost of service" includes all of its prudently incurred Seabrook-related costs, including operation and maintenance expense, fuel expense, property tax expense, depreciation expense, certain overhead and other costs, and a phased-in return on its Seabrook investment. The Seabrook Power Contract established the initial recoverable investment at Seabrook at $700 million (Initial Investment), plus any capital additions, net of depreciation.

The company's net income for the 12 months ended December 31, 1993 was $52.2 million. The 1993 net income reflects a one-time $3 million charge to income in the third quarter of 1993 for the costs of an employee reduction program. The company's workforce was reduced by about 18 percent in 1993 through an employee reduction program that involved early retirements and involuntary terminations.

Retail sales for 1993 increased 1.4 percent as compared to 1992, as a result of warmer summer weather which offset the effects of a sluggish New Hampshire economy. The company expects retail sales growth of about 1 percent in 1994, based on some expected improvement in the economy.

In 1994, the company will continue to face challenges associated with a lagging economy and competition. Competition within the electric utility industry is increasing. In response, the company has developed, and is continuing to develop, a number of initiatives to retain and continue to serve its existing customers and to expand its retail customer base. These initiatives are aimed at keeping customers from either leaving the company's retail service territory or replacing the company's electric service with alternative energy sources.

The cost of doing business, including the price of electricity, is higher in the Northeast than in most other parts of the country. Relatively high energy and other costs of doing business in New England also contribute to competitive disadvantages for many industrial and commercial customers of PSNH. These disadvantages have aggravated the pressures on business customers in the current weakened regional economy. The company is working with the New Hampshire Office of Business and Industrial Development to package development incentives for a variety of retail and wholesale customers. These economic development packages may include electric rate discounts, as well as technical support, and energy conservation services. Targeted rate reductions in effect at the end of 1993 to a limited group of large customers were successful in preserving company revenues of approximately $15 million. The amount of discounts provided to customers may increase in the future as the company intensifies its efforts to retain existing customers and gain new customers.

The ability of retail customers to select an electricity supplier and then force the local electric utility to transmit the power to the customer's site is known as "retail wheeling". While wholesale wheeling is mandated by the Energy Policy Act of 1992, under limited circumstances, retail wheeling is not required in the company's jurisdictions. In New Hampshire, there have been no legislative proposals on retail wheeling to date.

NU management has taken steps to make the NU system companies, including PSNH, more competitive and profitable in the changing utility environment. A systemwide emphasis on improved customer service is a central focus of the reorganization of NU that became effective on January 1, 1994. The reorganization entails realignment of the system into two new core business groups. The first core business group is devoted to energy resource acquisition and wholesale marketing and focuses on nuclear, fossil, and hydroelectric generation, wholesale power marketing, and new business development. The second core business group oversees all customer service, transmission and distribution operations, and retail marketing in New Hampshire, Connecticut, and Massachusetts. These two core business groups are served by various support functions.

In connection with NU's reorganization, the system companies have begun a corporate reengineering process which should help PSNH to identify opportunities to become more competitive while improving customer service and maintaining excellent operational performance. NU has aggressive cost-reduction targets over the next three years, which should help enable PSNH to remain competitive.

To date, PSNH has not been materially affected by competition and it does not foresee substantial adverse effects in the near future unless the current regulatory structure is substantially altered. The company believes the steps it is taking will have significant, positive effects in the next few years. In addition, PSNH benefits from a diverse retail base. The company has no significant dependence on any one customer or industry. The NU system's extensive transmission facilities and diversified generating capacity are all strong positive factors in the regional wholesale power market. NU serves about 30 percent of New England's electric needs and is one of the 20 largest electric utility systems in the country.

Achieving measurable improvements in earnings in 1994 will depend in part on the success of the company's wholesale power marketing, customer retention and reengineering efforts. These efforts should help increase earnings and improve the company's competitive position.

Rate Matters

Deferred charges at December 31, 1993 were $1.0 billion, which includes $769.5 million for the regulatory asset under the rate agreement with the state of New Hampshire and $122.5 million for costs deferred under PSNH's energy adjustment clause. The regulatory asset was established under PSNH's reorganization plan. The Rate Agreement provides for the recovery of $425 million of the regulatory asset over the seven-year period ending May 1998 with the remaining amount to be amortized over a 20 year period. Management expects that substantially all of the deferred charges will be recovered through future rates.

The company adopted Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, in 1993. Under SFAS No. 109, the company reflected a regulatory asset of $54.3 million and a deferred tax liability for the cumulative amount of income taxes associated with timing differences for which deferred taxes had not been provided but are expected to be recovered from customers in the future. The adoption of SFAS No. 109 has not had a material effect on results of operations.

The company also adopted SFAS No. 106, Employers' Accounting for
Postretirement Benefits Other Than Pensions, in 1993. Adopting SFAS No. 106 has not had a material impact on financial condition or results of operations because the company is currently recovering these costs from customers.

See the "Notes To Financial Statements" for further details on deferred charges and recently adopted accounting standards.

PSNH's rates are determined under a rate agreement executed by the Governor and the Attorney General of New Hampshire in 1989 and subsequently approved by the New Hampshire Public Utilities Commission (NHPUC) (the Rate Agreement). The Rate Agreement sets out a comprehensive plan of rates for PSNH, providing for seven base rate increases of 5.5 percent per year (the fixed-rate period), and a comprehensive fuel and purchased power adjustment clause (FPPAC). The fourth base rate increase took place on June 1, 1993. The remaining three base rate increases are scheduled to be put into effect annually on each June 1.

The FPPAC recovers or refunds the difference between actual prudent energy and purchased power costs, including the costs incurred under the Seabrook Power Contract and the costs included in base rates. The FPPAC is reviewed by the NHPUC every six months and adjusted to reflect actual fuel and purchased power costs and to anticipate expenditures for the next six-month period.

In June 1993, PSNH's base rates increased by 6.2 percent. The increase above the 5.5 percent under the Rate Agreement reflected a temporary increase to recover the increased costs associated with recently enacted tax legislation. Concurrently, the FPPAC rate was lowered resulting in a net average rate increase of 4.5 percent.

In November 1993, the NHPUC approved a 1.8 percent increase in PSNH's average retail rates effective on December 1, 1993 for an increased FPPAC rate. The increase was attributed primarily to the anticipated costs of a refueling outage at Seabrook scheduled to begin in March 1994. To mitigate the rate increase the NHPUC approved the collection of the refueling outage costs over eighteen months.

In January 1994, the NHPUC approved a Memorandum of Understanding between PSNH, NAEC, Northeast Utilities Service Company and the Attorney General of the State of New Hampshire relating to certain issues which had arisen under the Rate Agreement (the Global Settlement). The Global Settlement addressed changes in tax legislation in New Hampshire, accounting treatments resulting from adoption of SFAS No. 106 and SFAS No. 109 and recovery for certain aspects of PSNH's settlement with the Vermont Electric Generation and Transmission Cooperative, Inc. (VEG&T), including the purchase by NAEC of VEG&T's approximately 0.4 percent share of Seabrook among other results. NAEC will sell the output from the Seabrook interest purchased from VEG&T to PSNH under an agreement that is substantially similar to the Seabrook Power Contract. The Global

Settlement as approved allowed the accelerated recognition of tax benefits which will result in moderate increases in PSNH's earnings in the next several years beginning in 1993.

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

In January 1994, PSNH filed agreements reached with certain SPPs with the NHPUC which call for PSNH to pay the SPPs a total of $91.8 million. In return PSNH would no longer be obligated to buy power from these SPPs and the SPPs are barred from attempting to provide service to any customers now on the PSNH system or on the entire NU system. If approved by the NHPUC, the agreements will provide benefits to customers over the terms of the arrangements. Management expects to recover any payments from its customers. The NHPUC will be examining the prudence of PSNH's efforts and will consider the implementation of temporary rates for the SPPs that have not settled with PSNH.

As prescribed by the Rate Agreement, NAEC is phasing in its $700 million initial investment in Seabrook. As of December 31, 1993, NAEC has included in rates $385 million of its Seabrook investment. The remaining investment ($315 million) will be phased into rates over the next three years beginning May 15, 1994. The deferred return associated with the amount of investment that has not been included in rates is $136.3 million through December 31, 1993. This amount and the additional deferred amounts associated with the remaining phase-in will be billed to PSNH and recovered through the Seabrook Power Contract over the period 1997 through 2001.

Environmental Matters

The NU system devotes substantial resources to identify and then to meet the multitude of environmental requirements it faces. PSNH has active auditing programs addressing a variety of different regulatory requirements, including an environmental auditing program to detect and remedy noncompliance with environmental laws or regulations.

PSNH is potentially liable for environmental cleanup costs at a number of sites both inside and outside of its service territory. To date the future estimated environmental remediation costs for the sites, which the company expects to bear legal liability have not been material with respect to the earnings or financial position of the company. The extent of additional future environmental cleanup costs is not estimable due to factors such as the unknown magnitude of possible contamination and changes in existing laws and regulatory practices.

The company expects that the implementation of Phase 1 of the 1990 Clean Air Act Amendments will require only minimal emissions reductions for PSNH. The company has more exposure for stringent emission limits for nitrogen oxides within the next five years. The costs for meeting Phase II requirements cannot be estimated at this time because the emission limits have not been determined.

The estimated cost of decommissioning PSNH's share of Millstone 3 and NAEC's share of Seabrook is approximately $12 million and $131.7 million, respectively, in year-end 1993 dollars. Under the terms of the Rate Agreement, the company is obligated to pay NAEC's share of Seabrook's decommissioning costs, even if the unit is shut down prior to the expiration of its operating license. In addition, the company's estimated cost to decommission its share of the regional nuclear generating units is estimated to be approximately $46 million. These costs are being recovered and recognized over the lives of the units. Yankee Atomic Electric Company
(YAEC) has begun decommissioning its nuclear facility. PSNH's estimated obligation to YAEC has been recorded on the Balance Sheets. Management expects that the company will continue to be allowed to recover these costs.

See the "Notes to Financial Statements" for further information regarding nuclear decommissioning and other environmental matters.

Seabrook Performance

The Seabrook plant operated at 89.8 percent of capacity for the year ended December 31, 1993 compared with 77.9 percent in 1992 and a national average of 70.6 percent for 1993. Seabrook began commercial operation on June 30, 1990. The unit was shut down on September 7, 1992, for refueling and maintenance and returned to service on November 13, 1992. The next refueling and maintenance outage is scheduled for March 1994.

Liquidity And Capital Resources

Cash flows from operations provided the primary source of funds for the period ended December 31, 1993, while the reacquisition and retirement of long-term debt, repayment of short-term debt, and investment in utility plant were the primary uses of funds.

As a result of the transactions established by the Plan, the company has a more leveraged capital structure than most other investor-owned public utilities and is required to make substantial interest payments. The company's indebtedness under the Term Loan, Revolving Credit Facility, and some of the company's pollution control revenue bonds bear interest at floating rates to be set periodically, causing the company to be sensitive to prevailing interest rates. The company has entered into interest rate cap agreements to reduce the potential impact of upward changes in interest rates on a portion of its variable rate long-term debt. To take advantage of favor able market conditions during 1993, the company refinanced $45 million of Pollution Control Bonds. The company expects to refinance a substantial portion of its Series A and B bonds when they mature in 1996 and 1998, respectively. In addition, the company's Term Loan must be repaid in 16 quarterly installments of $23.5 million that commenced in August 1992.
PSNH's Series A preferred stock has an annual sinking fund of $25 million beginning in 1997.

The company's construction program expenditures, including allowance for funds used during construction (AFUDC), for the period 1994 through 1998 are estimated to be approximately $172.5 million, including $37.5 million for 1994. The construction program's main focus is maintaining and upgrading the existing transmission and distribution system, and nuclear and fossil-generating facilities. The company does not foresee the need for new major generating facilities until at least the year 2007.

Management believes that, as a result of the annual rate increases provided for by the Rate Agreement and the FPPAC, cash flow from operations should be sufficient to cover its cash requirements. The company expects to meet cash requirements not covered by cash from operations through borrowings under the Revolving Credit Facility and/or the NU system Money Pool. The Revolving Credit Facility's final maturity is May 14, 1994. At December 31, 1993, there were no borrowings under the Revolving Credit Facility and $2.5 million in borrowings outstanding under the Money Pool. The company may need to issue new debt in 1994 to finance a buyout of some of its arrangements with the SPPs.

See the "Notes to Financial Statements" for further information regarding the Revolving Credit Facility and the Money Pool.

Results of Operations

PSNH's results of operations for the 12 months ended December 31, 1993 and for the period June 5, 1992 through December 31, 1992 reflect the results after the acquisition. PSNH's results of operations for the period January
1, 1992 to June 4,1992 and May 16, 1991 to December 31, 1991 reflect the results of the reorganized company. Prior to May 16, 1991, PSNH was in bankruptcy. The results for each of these periods are not comparable because of the significant impacts on the company of the acquisition and reorganization.

Operating Revenues

Operating revenues for the year ended December 31, 1993 decreased $9.9 million, compared to the same period in 1992, primarily due to lower short-term power sales to other utilities as a result of the elimination, effective with the acquisition, of sales to NU, and the one-time impact in 1992 of $15.8 million of revenues released from escrow at the acquisition date. These decreases were partially offset by increases under
the Rate Agreement and FPPAC.   The third and fourth steps of the Rate
Agreement were effective June 1, 1992 and 1993. Retail sales increased 1.4 percent in 1993 over 1992 sales levels.

Operating revenues for the year ended December 31, 1992 increased $88.2 million, compared to the same period in 1991, primarily due to increases under the Rate Agreement and FPPAC and increased short-term power sales. Operating revenues for the year ended December 31, 1992, include $125.4 million in short-term sales, of which $96.0 million was sold to NU compared to $108.2 million, of which $97.0 million was sold to NU in 1991. In addition, retail sales increased approximately 2 percent. Operating revenues for the period June 5, 1992 to December 31, 1992, also include the one-time impact of $15.8 million of revenues released from escrow.

Fuel, purchased and net interchange power expense decreased $21.1 million for the year ended December 31, 1993, compared to the same period in 1992, primarily due to the timing in the recovery of fuel expenses under the FPPAC.

The payments made by PSNH to NAEC under the Seabrook Power Contract (excluding fuel expense) are reflected as purchased power capacity costs and are included in other operation expenses. The year ended December 31, 1993, and the period June 5, 1992 to December 31, 1992, include $115.0 million and $76.0 million, respectively, of costs associated with the "cost of service" under the Seabrook Power Contract. Maintenance, depreciation, and taxes other than income taxes for these periods do not reflect any Seabrook costs as a result of the transfer of the company's investment in Seabrook to NAEC and the inclusion of such costs in the Seabrook Power Contract.

Amortization of regulatory assets, net decreased $20 million for the year ended December 31, 1993 as compared to the same period in 1992 due to the amortization of the regulatory liability recognized from the PSNH Global Settlement. Approximately $128 million of pre-acquisition losses are being amortized over six years.

The company has not recorded a deferred Seabrook return after June 4, 1992 because the company's investment in Seabrook was transferred to NAEC at the Acquisition Date. Prior to the transfer of Seabrook to NAEC, a deferred return was calculated on the portion of the Seabrook investment not reflected in rate base in accordance with the Rate Agreement.

Bankruptcy-related expenses for the period prior to June 5, 1992, represent costs associated with PSNH's bankruptcy. In 1988, PSNH filed a petition for reorganization under Chapter 11 of the Bankruptcy Code.

The gain on generating projects of $6.5 million for the period prior to June 5, 1992, represents a first quarter 1992 adjustment related to the settlement of a Seabrook contractor dispute and a Seabrook property tax abatement.

Interest on long-term debt and other interest are lower for the year ended December 31, 1993, as compared to the same period in 1992, due to the assumption by NAEC, at the acquisition date, of the company's obligations under the 15.23 percent Notes, paydown of the Term Loan and a reduction in borrowings under the revolving credit facility.

(This page left intentionally blank)

SELECTED FINANCIAL DATA
- -----------------------------------------------------------------------------
- ------------------------

- -----------------------------------------------------------------------------
- ------------------------
                             January 1, 1993    June 5, 1992<F14>* January 1,
1992  May 16, 1991<F15>**
                                  to                   to                to
            to
For the Periods             December 31, 1993   December 31, 1992     June 4,
1992   December 31, 1991
- -----------------------------------------------------------------------------
- -------------------------

                                                     (Thousands of Dollars)
Operating Revenues. . . .      $864,415              $492,559        $381,769
           $539,827

Operating Income. . . . .       105,534                61,206          34,250
             82,755

Net Income (Loss) . . . .        52,237                29,398          12,778
             52,694




- -----------------------------------------------------------------------------
- ------------------------
At                          December 31, 1993   December 31, 1992  June 4,
1992<F14>* December 31, 1991
- -----------------------------------------------------------------------------
- ------------------------

                                                    (Thousands of Dollars)
Total Assets. . . . . . . .    $2,774,511          $2,793,768         $2,693,414
      $2,636,525

Long-Term Debt <F13>(a) . .     1,093,985           1,187,985          1,488,985
       1,515,985

Liabilities Subject to
    Settlement <F13>(a) . .         -                   -                  -
              -

Preferred Stock Subject to
  Mandatory Redemption <F13>(a)  125,000               125,000
125,000           125,000

Preferred Stock Not Subject
  to Mandatory Redemption .       -                     -                  -
              -

Obligations Under Seabrook
  Power Contract and Other
  Capital Leases <F13>(a) .     856,559               787,826              -
              -



<F13>(a)Includes portions due within one year.



<F14>*PSNH was acquired by NU on June 5, 1992 - See <F1>Note 1 of Notes to
Financial Statements.
<F15>**PSNH was reorganized on May 16, 1991 - See <F1>Note 1 of Notes to
Financial Statements.

SELECTED FINANCIAL DATA

- -----------------------------------------------------------------------------
- -------
                             January 1, 1991  January 1, 1990       January 1,
1989
                                   to                to                to

For the Periods                May 15, 1991   December 31, 1990    December 31,
1989
- -----------------------------------------------------------------------------
- -------

                                          (Thousands of Dollars)
Operating Revenues. . . .      $246,281              $660,122        $624,137

Operating Income. . . . .        21,616                63,059          98,126

Net Income (Loss) . . . .      (100,791)             (210,012)       (203,237)



- -----------------------------------------------------------------------------
- ---------
At                           May 15, 1991<F15>**  December 31, 1990  December
31, 1989
- -----------------------------------------------------------------------------
- ---------

                                     (Thousands of Dollars)
Total Assets. . . . . . . .    $2,502,237          $2,490,534         $2,447,521


Long-Term Debt<F13>(a). . .         -                   -                  -

Liabilities Subject to
    Settlement<F13>(a). . .     1,901,803           1,864,681          1,681,199


Preferred Stock Subject to
  Mandatory Redemption<F13>(a)      -                 420,613            420,613

Preferred Stock Not Subject
  to Mandatory Redemption .         -                  48,587             48,587


Obligations Under Seabrook
  Power Contract and Other
  Capital Leases<F13>a).  .         -                   -                  -



PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
- -----------------------------------------------------------------------------
- ------------------------
STATISTICS
- -----------------------------------------------------------------------------
- ------------------------
          Gross Electric                    Average
          Utility Plant                     Annual
           December 31,                     Use Per         Electric

          (Thousands of     kWh Sales     Residential      Customers
Employees
             Dollars)      (Millions)   Customer (kWh)    (Average)   (December
31,)
- -----------------------------------------------------------------------------
- ------------------------
1993        1,990,730         11,146         6,817          397,277        1,426

1992<F16>*  1,894,359         12,294         6,874          394,046        1,680

1991        1,782,894         11,377         7,184          390,793        2,639

1990        2,585,890          8,324         7,015          336,720        2,766
1989        2,555,404          7,656         7,311          383,497        2,786






- -----------------------------------------------------------------------------
- ------------------------

STATEMENTS OF QUARTERLY FINANCIAL DATA (Unaudited)

- -----------------------------------------------------------------------------
- ------------------------
- -----------------------------------------------------------------------------
- ------------------------
1993                           March 31          June 30           September 30
     December 31
- -----------------------------------------------------------------------------
- ------------------------
                                                 (Thousands of Dollars)
Operating Revenues. . . . .   $224,705          $192,360             $222,717
         $224,633
                              ========          ========             ========
         ========
Operating Income. . . . . .   $ 30,411          $ 17,133             $ 19,678
         $ 38,312
                              ========          ========             ========
         ========
Net Income (Loss) . . . . .   $ 15,558          $  2,995             $  8,583
         $ 25,101
                              ========          ========             ========
         ========


- -----------------------------------------------------------------------------
- ------------------------

                                              April 1 -    June 5 -
1992<F16>*                        March 31    June 4       June 30         Sept.
30    Dec. 31
- -----------------------------------------------------------------------------
- ------------------------

                                                  (Thousands of Dollars)
Operating Revenues. . . . .     $252,707        $129,062    $ 74,182
$204,161   $214,216
                                ========        ========    ========
========   ========
Operating Income. . . . . .     $ 34,094        $    156    $ 17,112        $
22,452   $ 21,642
                                 ========       ========    ========
========   ========
Net Income (Loss) . . . . .     $ 27,810        $(15,032)   $ 12,478        $
10,379   $  6,541
                                 ========       ========    ========
========   ========



<F16>*PSNH was acquired by NU on June 5, 1992 - See <F1>Note 1 of Notes to
Financial Statements.

                   PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE



                           First Mortgage Bonds
                           --------------------
                      Trustee and Interest Paying Agent
                    First Fidelity Bank, N.A., New Jersey
                             765 Broad Street
                             Newark, NJ 07102


                              Preferred Stock
                              ---------------
            Transfer Agent, Dividend Disbursing Agent and Registrar

           Northeast Utilities Service Company Shareholder Services

                 P.O. Box 5006, Hartford, Connecticut 06102-5006




                          1994 Dividend Payment Dates
                                10.60% Series A
               March 31, June 30, September 30, and December 31

                  Address General Correspondence in Care of:
                      Northeast Utilities Service Company
                         Investor Relations Department
                                P.O. Box 270
                        Hartford, Connecticut 06141-0270
                              Tel. (203) 665-5000



                                General Office
                                1000 Elm Street
                                  P.O. Box 330
                         Manchester, New Hampshire 03105
                         _______________________________

The data contained in this Report is submitted for the sole purpose of providing information to present stockholders about the Company.