Form 10-K, Exhibit 13
period 1993-12-31
NORTHEAST UTILITIES; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1994-03-25
CIK 72741, 23426, 106170, 315256, 880416

Exhibit 13.5





                                     1993


                                ANNUAL REPORT






                      NORTH ATLANTIC ENERGY CORPORATION

                             1993 Annual Report

                      North Atlantic Energy Corporation

                                    Index



Contents                                                        Page
- --------                                                        ----

Balance Sheets . . . . . . . . . . . . . . . . .                1-2

Statements of Income . . . . . . . . . . . . . .                 3

Statements of Cash Flows . . . . . . . . . . . .                 4

Statements of Common Stockholder's Equity. . . .                 5

Notes to Financial Statements. . . . . . . . . .                6-16

Report of Independent Public Accountants . . . .                 17

Management's Discussion and Analysis of Financial
 Condition and Results of Operations . . . . . .               18-22

Selected Financial Data. . . . . . . . . . . . .                 23

Statistics . . . . . . . . . . . . . . . . . . .                 23

Statement of Quarterly Financial Data. . . . . .                 23

Bondholder Information . . . . . . . . . . . . .              Back Cover

NORTH ATLANTIC ENERGY CORPORATION

BALANCE SHEETS



At December 31,                                                 1993
1992<F1>(a)
- -----------------------------------------------------------------------------
- ---------

                                                               (Thousands of
Dollars)
ASSETS
- ------

Utility Plant, at original cost:
  Electric............................................     $   758,170    $
756,806

     Less: Accumulated provision for depreciation.....          56,649
36,327
                                                           ------------
- ------------
                                                               701,521
720,479
  Construction work in progress.......................           7,618
 4,775
  Nuclear fuel, net...................................          23,339
13,339
                                                           ------------
- ------------
      Total net utility plant.........................         732,478
738,593
                                                           ------------
- ------------


Other Property and Investments:
  Nuclear decommissioning trust, at cost..............           7,881
 5,037
                                                           ------------
- ------------


Current Assets:
  Cash and special deposits...........................           8,404
 6,264
  Receivables.........................................           3,677
   349
  Receivables from affiliated companies...............          20,304
22,842
  Materials and supplies, at average cost.............           7,353
 5,362
  Prepayments and other...............................           4,183
 4,157
                                                           ------------
- ------------
                                                                43,921
38,974
                                                           ------------
- ------------


Deferred Charges:
  Deferred costs--Seabrook <F4>(Note 1)...............          85,428
22,801
  Regulatory asset--income taxes <F4>(Note 1).........          19,432
   -
  Unamortized debt expense............................           5,507
 6,179
  Deferred DOE assessment <F4>(Note 1)................           4,905
 4,965
  Other...............................................           1,269
 1,574
                                                           ------------
- ------------
                                                               116,541
35,519
                                                           ------------
- ------------


      Total Assets....................................     $   900,821    $
818,123
                                                           ============
============

<F1>(a) NAEC began operations on June 5, 1992.
The accompanying notes are an integral part of these financial statements.

NORTH ATLANTIC ENERGY CORPORATION

BALANCE SHEETS



At December 31,                                                 1993
1992<F1>(a)
- -----------------------------------------------------------------------------
- ---------

                                                               (Thousands of
Dollars)
CAPITALIZATION AND LIABILITIES
- ------------------------------

Capitalization:
  Common stock, $1 par value--authorized
   and outstanding 1,000 shares.......................     $         1    $
     1
  Capital surplus, paid in............................         160,999
160,999
  Retained earnings...................................          38,701
12,703
                                                           ------------
- -----------
           Total common stockholder's equity..........         199,701
173,703

  Long-term debt <F7>(Note 4).........................         560,000
560,000
                                                           ------------
- -----------
           Total capitalization.......................         759,701
733,703
                                                           ------------
- -----------


Current Liabilities:
  Notes payable to affiliated company.................             -
18,500
  Accounts payable....................................           3,999
   760
  Accounts payable to affiliated companies............           2,389
   602
  Accrued interest....................................          18,288
18,288
  Accrued taxes.......................................             127
     1
  Deferred DOE obligation--current portion <F4>(Note 1)            845
  -
                                                           ------------
- ------------
                                                                25,648
38,151
                                                           ------------
- ------------


Deferred Credits:
  Accumulated deferred income taxes <F4>(Note 1)......          74,772
 8,395
  Deferred obligation to affiliated company <F9>(Note 6)        33,284
32,909
  Deferred DOE obligation <F4>(Note 1)................           3,941
 4,965
  Deferred Seabrook tax settlement obligation.........           3,475
  -
                                                           ------------
- ------------
                                                               115,472
46,269
                                                           ------------
- ------------


Commitments and Contingencies <F10>(Note 7)




      Total Capitalization and Liabilities............     $   900,821    $
818,123
                                                           ============
============

<F1>(a) NAEC began operations on June 5, 1992.
The accompanying notes are an integral part of these financial statements.

NORTH ATLANTIC ENERGY CORPORATION

STATEMENTS OF INCOME

                                                 January 1, 1993     June 5,
1992
                                                       to                 to
                                                  December 31,       December
31,
For the Periods                                       1993           1992<F1>(a)
- -----------------------------------------------------------------------------
- ----
                                                        (Thousands of Dollars)

Operating Revenues...........................   $       125,408     $     78,444
                                                ----------------
- -------------

Operating Expenses:
  Operation--
    Fuel.....................................             7,067            1,688
    Other....................................            35,656           25,305
  Maintenance................................             7,858            9,413
  Depreciation...............................            22,642           12,905
  Federal and state income taxes <F8>(Note 5)             5,673            2,583
  Taxes other than income taxes..............            12,794           10,428
                                                ----------------
- -------------
        Total operating expenses.............            91,690           62,322
                                                ----------------
- -------------
Operating Income.............................            33,718           16,122
                                                ----------------
- -------------


Other Income:
  Deferred Seabrook return--other funds......            13,397            7,784
  Other, net.................................             1,891              200
  Income taxes-credit........................             1,653           10,428
                                                ----------------
- -------------
        Other income, net....................            16,941           18,412
                                                ----------------
- -------------
        Income before interest charges.......            50,659           34,534
                                                ----------------
- -------------


Interest Charges:
  Interest on long-term debt.................            64,022           36,647
  Other interest.............................                45              200
  Deferred Seabrook return--borrowed funds,
     <F4>(Note 1)............................           (39,406)
(15,016)
                                                ----------------
- -------------
        Interest charges, net................            24,661           21,831
                                                ----------------
- -------------


Net Income ..................................   $        25,998     $     12,703
                                                ================
=============




<F1>(a) NAEC began operations on June 5, 1992.

The accompanying notes are an integral part of these financial statements.

   NORTH ATLANTIC ENERGY CORPORATION
   STATEMENTS OF CASH FLOWS

   For the Periods                                               January 1, 1993

June 5, 1992
                                                                       to
        to
                                                                  December 31,
  December 31,
                                                                      1993
   1992 <F1>(a)

- -----------------------------------------------------------------------------
- --------------
                                                                      (Thousands
of Dollars)
   Cash Flows From Operations:
     Net Income ..............................................   $      25,998
 $      12,703
     Adjusted for the following:
       Depreciation...........................................          22,861
        13,009
       Deferred income taxes and investment tax credits, net..          37,121
         8,505
       Deferred return - Seabrook.............................         (52,803)
      (22,802)
       Other sources of cash..................................           8,767
         5,387
       Other uses of cash.....................................            (964)
       (8,102)
       Changes in working capital:
        Receivables and accrued utility revenues..............            (790)
      (20,736)
        Materials and supplies................................          (1,990)
       (2,288)
        Accounts payable......................................           5,026
         1,362
        Accrued taxes.........................................             126
        (4,970)
        Other working capital (excludes cash).................             822
         2,330
                                                                  -------------
 -------------
   Net cash flows from (used for) operations..................          44,174
       (15,602)
                                                                  -------------
 -------------
   Cash Flows From Financing Activities:
     Common shares............................................            -
        161,000
     Long-term debt...........................................            -
        355,000
     Net increase (decrease) in short-term debt...............         (18,500)
       18,500
                                                                  -------------
 -------------
   Net cash flows from (used for) financing activities........         (18,500)
      534,500
                                                                  -------------
 -------------
   Investment Activities:
     Investment in plant:
       Investment in Seabrook assets, net.....................            -
       (504,265)
       Electric utility plant.................................          (6,707)
       (6,307)
       Nuclear fuel...........................................         (13,983)
         (511)
                                                                  -------------
 -------------
     Net cash flows used for investments in plant.............         (20,690)
     (511,083)
     Other investment activities, net.........................          (2,844)
       (1,551)
                                                                  -------------
 -------------
   Net cash flows used for investments........................         (23,534)
     (512,634)
                                                                  -------------
 -------------
   Net Increase In Cash for the Period........................           2,140
         6,264
   Cash and special deposits - beginning of period............           6,264
         -
                                                                  -------------
 -------------
   Cash and special deposits - end of period..................   $       8,404
 $       6,264
                                                                  =============
 =============

   Supplemental Cash Flow Information:
   Cash paid (received) during the period for:
    Interest, net of amounts capitalized during
                  construction................................   $      63,393
 $      18,166
                                                                  =============
 =============
    Income taxes..............................................   $     (32,350)
$     (16,000)
                                                                  =============
 =============
<F1>(a)NAEC began operations on June 5, 1992.

   The accompanying notes are an integral part of these financial statements.

NORTH ATLANTIC ENERGY CORPORATION
STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

- -----------------------------------------------------------------------------
- --------
                                                      Capital    Retained
                                           Common     Surplus,   Earnings
                                           Stock      Paid In    <F2>(a)
Total
- -----------------------------------------------------------------------------
- --------
                                                     (Thousands of Dollars)

Balance at June 5, 1992 <F3>(b)......... $     -     $     -    $    -     $
 -

    Net income for 1992.................                           12,703
12,703
    Issuance of 1,000 shares of common
      stock, $1 par value...............          1
    1
    Premium on common stock.............               160,999
160,999
                                         ----------- ---------- ----------
- ----------

Balance at December 31, 1992............          1    160,999     12,703
173,703

    Net income for 1993.................                           25,998
25,998
                                         ----------- ---------- ----------
- ----------

Balance at December 31, 1993............ $        1  $ 160,999  $  38,701  $
199,701
                                         =========== ========== ==========
==========


<F2>(a) The company had dividend restrictions imposed by its long-term debt agreement
        and was effectively prohibited by the agreement from the distribution of any dividends through May 1993. After that time, all retained earnings are available plus an allowance of $10 million.
<F3>(b) NAEC began operations on June 5, 1992.

The accompanying notes are an integral part of these financial statements.

NORTH ATLANTIC ENERGY CORPORATION

- ----------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
- ----------------------------------------------------------------------------

<F4>
1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
North Atlantic Energy Corporation (NAEC or the Company) is a wholly owned subsidiary of Northeast Utilities (NU). NAEC was incorporated on September 20, 1991 for the purpose of acquiring Public Service Company of New Hampshire's (PSNH) ownership interest in the Seabrook nuclear project (Seabrook). The company has no employees. Upon NU's acquisition of PSNH on June 5, 1992 (Acquisition Date), PSNH's 35.6 percent share of the Seabrook nuclear power plant (Seabrook 1) and other Seabrook-related assets were transferred to NAEC for approximately $504 million in cash and the assumption of PSNH's obligations under the $205 million, 15.23 percent Notes originally issued by PSNH. The sources of cash were a $161 million equity investment by NU into NAEC, and NAEC's issuance and sale of $355 million of
9.05 percent First Mortgage Bonds, both of which took place on June 5, 1992. NAEC also acquired PSNH's 35.6 percent interest in the nuclear fuel for Seabrook 1 and the cancelled Seabrook 2. In addition, it acquired from PSNH ownership of the approximately 719 acres of exclusion area land which surrounds the location of the two Seabrook units. NAEC will not operate Seabrook 1, which at the Acquisition Date, was being operated by the New Hampshire Yankee Division (NHY) of PSNH. Effective June 29, 1992, North Atlantic Energy Service Corporation (NAESCO, another newly formed, wholly owned, subsidiary of NU), replaced NHY as the managing agent and represents the Seabrook joint owners, including NAEC, in the operation of Seabrook 1. On June 29, 1992, all NHY employees became employees of NAESCO.

On February 15, 1994, NAEC acquired Vermont Electric Generation and Transmission Cooperative, Inc.'s (VEG&T) 0.4 percent ownership interest of Seabrook for approximately $6.4 million.

The company, The Connecticut Light and Power Company, PSNH, Western Massachusetts Electric Company, and Holyoke Water Power Company are the operating subsidiaries comprising the Northeast Utilities system (the system) and are wholly owned by NU. Other wholly owned subsidiaries of NU provide substantial support services to the system. Northeast Utilities Service Company (NUSCO) supplies centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing, and other services to the system companies. Northeast Nuclear Energy Company acts as agent for system companies in constructing and operating the Millstone nuclear generating facilities.

All transactions among affiliated companies are on a recovery of cost basis which may include amounts representing a return on equity, and are subject to approval by various federal and state regulatory agencies.

ACCOUNTING CHANGES
Income Taxes: The company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes (SFAS 109)," effective January 1, 1993. For information on this change, see <F4> Note 1, "Summary of Significant Accounting Policies - Income Taxes."

ACCOUNTING RECLASSIFICATIONS
Certain amounts in the accompanying financial statements of the company for the period June 5, 1992 through December 31, 1992 have been classified to conform with December 31, 1993 presentation.

PUBLIC UTILITY REGULATION
NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935
Act), and it and its subsidiaries, including NAEC, are subject to the provisions of the 1935 Act. Arrangements among the system companies, outside agencies, and other utilities covering interconnections, interchange of electric power, and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The company is subject to further regulation for rates and other matters by the FERC and the New Hampshire Public Utilities Commission (NHPUC), and follows the accounting policies prescribed by the commissions.

SEABROOK POWER CONTRACT
On June 5, 1992, NAEC and PSNH entered into the Seabrook Power Contract (Contract), under which PSNH is obligated to buy from NAEC, and NAEC is obligated to sell to PSNH, all of NAEC's 35.6 percent ownership share of the capacity and output of Seabrook 1 for a period equal to the length of the Nuclear Regulatory Commission's (NRC) full power operating license for Seabrook 1. The Contract is included as part of the rate agreement between PSNH and the state of New Hampshire (the Rate Agreement). Under the Contract, PSNH is unconditionally obligated to pay NAEC's cost of service during this period whether or not Seabrook 1 is operating. NAEC's cost of service includes all of its Seabrook-related costs, including operation and maintenance expense, fuel expense, property tax expense, depreciation expense, and certain overhead and other costs.

The Contract established the value of the initial investment in Seabrook at $700-million (Initial Investment) and the initial investment in nuclear fuel at $0. NAEC is depreciating its Initial Investment on a straight-line basis over the remaining term of Seabrook 1's full power operating license. Any subsequent additions to Seabrook 1 will be depreciated on a straight-line basis over the remaining term of the Contract at the time the additions are brought into service. The Contract provides that NAEC's return on its allowed investment in Seabrook 1 (its investment in working capital, fuel, capital additions after the date of commercial operation of Seabrook 1 and a portion of the Initial Investment) is calculated based on NAEC's actual capitalization from time to time over the term of the Contract, which includes its actual debt and preferred equity costs, and a common equity cost of 12.53% for the first ten years of the Contract, and thereafter at an equity rate of return to be fixed in a filing with FERC.

If Seabrook 1 is shut down prior to the expiration of the NRC operating license term, PSNH will be unconditionally required to pay NAEC termination costs for 39 years, less the period during which Seabrook 1 has operated. These costs are designed to reimburse NAEC for its share of Seabrook 1 cancellation and decommissioning costs and to pay NAEC a return of and on any undepreciated balance of its Initial Investment in the plant over the then-remaining term of the Contract, and the return of and on any capital additions to the plant made after the Acquisition Date over a period of five years after shut down (net of any tax benefits to NAEC attributable to such shut down).

The portion of NAEC's Initial Investment included in rates is prescribed by the Contract. The deferred return on the excluded portion of the Initial Investment will become a component of NAEC's cost of service beginning in the first year after the end of PSNH's fixed rate period (the Fixed Rate Period), which continues through May 1997. See <F4> Note 1, "Summary of Significant Accounting Policies - Phase-In Plan," below, for additional information regarding NAEC's phase-in plan.

NAEC will sell the output from the 0.4 percent Seabrook interest purchased from VEG&T on February 15, 1994 to PSNH under an agreement that has been approved by the FERC and is substantially similar to the Seabrook Power Contract between PSNH and NAEC that was effective on the Acquisition Date.

NUCLEAR FUEL AND SPENT NUCLEAR FUEL DISPOSAL COSTS
The cost of nuclear fuel is amortized to operation expense using a units-of-production method at rates based on estimated kilowatt-hours of energy provided.

Under the Nuclear Waste Policy Act of 1982, NAEC must pay the United States Department of Energy (DOE) for the disposal of spent nuclear fuel and high-level radioactive waste. Fees are billed currently to customers and paid to the DOE on a quarterly basis.

Under the Energy Policy Act of 1992 (Energy Act), NAEC is assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants operated by the DOE (D&D assessment). The Energy Act imposes an overall cap of $2.25 billion on the obligation of the commercial power industry and limits the annual special assessment to $150 million each year over a 15-year period beginning in 1993. The Energy Act also requires that regulators treat D&D assessments as a reasonable and necessary cost of fuel, to be fully recovered in rates, like any other fuel cost. The cap and annual recovery amounts will be adjusted annually for inflation. The D&D assessment is allocated among utilities based upon services purchased in prior years. As of December 31, 1993, NAEC's remaining share of these costs is estimated to be approximately $4.9 million. NAEC has begun to recover these costs. Accordingly, NAEC recognized these costs as a regulatory asset with a corresponding obligation on its Balance Sheet.

JOINTLY OWNED UTILITY PLANT
As of December 31, 1993, NAEC has a 35.6 percent joint-ownership interest in Seabrook 1, a 1,150-MW nuclear generating unit. NAEC sells all of its share of the power generated by Seabrook 1 to PSNH. As of December 31, 1993, plant-in-service and the accumulated provision for depreciation included approximately $758.1 million and $56.6 million, respectively, for NAEC's share of Seabrook 1. NAEC's share of Seabrook 1 expenses is included in the operating expenses on the accompanying Statement of Income. In February 1994, NAEC purchased an additional 0.4 share of Seabrook 1 from VEG&T.

DEPRECIATION
The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the FERC.
Except for major facilities, depreciation factors are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. For Seabrook 1, the costs of removal, less salvage, that have been funded through external decommissioning trusts will be paid with funds from the trusts and charged to the accumulated reserve for decommissioning included in the accumulated provision for depreciation over the expected service life of the plant. See <F5> Note 2, "Nuclear Decommissioning," for additional information.

The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.2 percent in 1993 and 1992.

INCOME TAXES
The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of income subject to tax) is accounted for in accordance with the ratemaking treatment of the FERC. See <F8>
Note 5, "Income Tax Expense," for the components of income tax expense.

When NU acquired PSNH on June 5, 1992, PSNH and NAEC became parties to the Tax Allocation Agreement among the members of the NU system. The Tax Allocation Agreement requires each member of the NU system to pay to NU the amount, if any, that would have been its federal income tax liability if it had filed a separate return, with certain adjustments, and requires NU to distribute the excess of the sum of such payments over the NU system's consolidated federal income tax liability among those members of the NU system that had tax items that reduced the NU system's current consolidated tax liability. A substantial portion of NAEC's cash flow for the first few years of operations is expected to consist of payments made by NU to NAEC under the Tax Allocation Agreement. The amount of such payments will decrease over time but is expected to remain substantial during the first few years of operations when NAEC is expected to incur losses for tax purposes due to the accelerated tax depreciation of Seabrook 1. Under the Tax Allocation Agreement, NAEC's tax losses may be utilized to offset taxable income of the NU system and NU is required, under the Tax Allocation Agreement, to pay NAEC for the use of such tax benefits. Such tax losses, if not fully utilized in the taxable year in which they were incurred, may be carried back to each of the three taxable years of the NU system preceding the taxable year in which they are incurred. If the NU system does not have enough taxable income in the taxable year in which such losses are incurred or in the preceding taxable years to permit it to take full advantage of such tax losses, or if the NU system is in an alternative minimum tax position in any such year, then the amount of payments under the Tax Allocation Agreement to NAEC will be decreased and NAEC's cash flow will be adversely affected.
No assurance can be given that NAEC's cash flow will not be adversely affected in subsequent years by the inability of the other members of the NU system to utilize fully the tax losses expected to be incurred by NAEC.

In 1992, the Financial Accounting Standards Board (FASB) issued SFAS 109. SFAS 109 supersedes previously issued income tax accounting standards. NAEC adopted SFAS 109, on a prospective basis, during the first quarter of 1993. The adoption of SFAS 109 has not had a material effect on the net income or on the balance sheet of the company. As of December 31, 1993, the deferred tax obligation related to the adoption of SFAS 109 was approximately $19 million. As it is probable that the increase in deferred tax liabilities will be recovered from customers through rates, NAEC also established a regulatory asset. SFAS 109 does not permit net-of-tax accounting. Accordingly, the company no longer utilizes net-of-tax accounting for the deferred nuclear plants return-borrowed funds and allowance for funds used during construction (AFUDC)-borrowed funds associated with Seabrook 1.

The temporary differences which give rise to the accumulated deferred tax obligation at December 31, 1993 are as follows:



                                                     (Thousands of Dollars)

Accelerated depreciation and other
 plant-related differences. . . . . . . . . . .              $46,184

The tax effect of net regulatory assets . . . .                6,801

Other. . . . . . . . . . . . . . . . . . . . . .              21,787
                                                             -------
                                                             $74,772
                                                             =======

PHASE-IN PLAN
As described below, NAEC is phasing into rates its Initial Investment in Seabrook 1. The plan is in compliance with Statement of Financial Accounting Standards No. 92, "Regulated Enterprises - Accounting for Phase-In Plans."

As prescribed by the Rate Agreement, NAEC is phasing in its Initial Investment. As of December 31, 1993, the portion of the Initial Investment on which NAEC is entitled to earn a cash return was 55 percent and will increase by 15 percent in each of the next three years beginning May 15, 1994. Between the May 16, 1991 reorganization date of PSNH (Reorganization
Date) and the Acquisition Date, PSNH recorded $50.9 million of deferred return on its investment in Seabrook 1. In accordance with the Rate Agreement, PSNH transferred the $50.9 million deferred return balance to NAEC along with the other Seabrook assets. On the Acquisition Date, NAEC recorded the $50.9 million deferred return and $32.9 million of income taxes associated with the deferred return as part of utility plant. From the Acquisition Date through December 31, 1993, NAEC recorded an additional $85.4 million of deferred return, which is recorded in deferred costs - Seabrook on the Balance Sheet. The deferred return on the excluded portion of the Initial Investment, including the $50.9 million, will be recovered with carrying charges beginning six months after the end of PSNH's Fixed-Rate Period (which continues through May 1997) and will be fully recovered by May 15, 2001.

CASH AND SPECIAL DEPOSITS
Cash and special deposits at December 31, 1993 and 1992 included $7.3 million and $6.0 million, respectively, in special deposits that will be used to fund the company's share of future Seabrook operational costs.

<F5>
 2.     NUCLEAR DECOMMISSIONING

A 1991 Seabrook decommissioning study confirmed that complete and immediate dismantlement at retirement is the most viable and economic method of decommissioning Seabrook 1. Decommissioning studies are reviewed and updated periodically to reflect changes in decommissioning requirements, technology, and inflation.

The estimated cost of decommissioning NAEC's 36.0 ownership share of Seabrook 1, in year-end 1993 dollars, is $131.7 million. Nuclear decommissioning costs are accrued over the expected service life of the unit and are included in depreciation expense on the Statements of Income. Nuclear decommissioning costs amounted to $2.6 million in 1993 and $1.4 million in 1992. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation on the Balance Sheets.

Under the terms of the Rate Agreement, PSNH is obligated to pay NAEC's share of Seabrook's decommissioning costs, even if the unit is shut down prior to the expiration of its operating license. NAEC's portion of the cost of decommissioning Seabrook 1 is paid to an independent decommissioning financing fund managed by the state of New Hampshire.

As of December 31, 1993, NAEC (including pre-Acquisition Date payments made by PSNH) has paid approximately $7.3 million into Seabrook 1's decommissioning financing fund. Earnings on the decommissioning trusts and financing fund increase the decommissioning trust balance and the accumulated reserve for decommissioning. At December 31, 1993, the balance in the accumulated reserve for decommissioning amounted to $7.9 million.

Changes in requirements or technology, or adoption of a decommissioning method other than immediate dismantlement, could change decommissioning cost estimates. Although allowances for decommissioning have increased significantly in recent years, ratepayers in future years will need to increase their payments to offset the effects of any insufficient rate recoveries in previous years.

<F6> 3.     SHORT-TERM DEBT

NAEC is a limited participant in the Northeast Utilities System Money Pool
(Pool). As a limited participant, NAEC is limited to borrowing funds provided by NU parent. The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. However, borrowings based on loans from NU parent bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily Federal Funds rate.

Maturities of NAEC's short-term debt obligations were for periods of three months or less.

The amount of short-term borrowings that may be incurred by the system companies is subject to periodic approval by the SEC under the 1935 Act. Under the SEC restrictions, NAEC was authorized, as of January 1, 1993, to incur short-term borrowings up to a maximum of $50 million.

<F7>
4.     LONG-TERM DEBT

Details of long-term debt outstanding are:



- -------------------------------------------------------------------------
                                                December 31,
                                              ---------------
                                              1993       1992
- -------------------------------------------------------------------------
                                          (Thousands of Dollars)
First Mortgage Bonds:
 9.05%  Series A, due 2002. . . . . . . .    $355,000   $355,000

Notes:

15.23%  due 2000. . . . . . . . . . . . .     205,000    205,000
                                             --------   --------
    Long-term debt, net                      $560,000   $560,000
                                             ========   ========

Long-term debt maturities and cash sinking-fund requirements on debt outstanding at December 31, 1993 for the years 1994 through 1998 are approximately $0 in 1994 and $20,000,000 for 1995-1998.

The Series A Bonds are not redeemable prior to maturity except out of proceeds of sales of property subject to the lien of the Series A First Mortgage Bond Indenture (Indenture), at general redemption prices established by the Indenture, and out of condemnation or insurance proceeds and through the operation of the sinking fund discussed above.

Essentially all of NAEC's utility plant is subject to the lien of its Indenture.

<F8>
5.     INCOME TAX EXPENSE

The components of the federal and state income tax provisions are:

- -----------------------------------------------------------------------------
                                       January 1,                June 5,
                                          to                       to
For the Periods                      December 31, 1993      December 31, 1992
                                         <F4>(Note 1)
- -----------------------------------------------------------------------------
                                          (Thousands of Dollars)
Current income taxes:
  Federal. . . . . . . . . . . .       $(33,225)              $(16,350)
  State. . . . . . . . . . . . .            124                    -
                                       ---------              ---------
   Total current . . . . . . . .        (33,101)               (16,350)
                                       ---------              ---------
Deferred income taxes, net:
 Federal . . . . . . . . . . . .         37,199                 16,240
 State . . . . . . . . . . . . .            (78)                 1,979
                                       ---------              ---------
  Total deferred . . . . . . . .         37,121                 18,219
                                       ---------              ---------
  Total income tax expense . . .      $   4,020              $   1,869
                                      =========              =========

The components of total income tax expense are classified as follows:
Income taxes charged to
 operating expenses. . . . . . .      $   5,673              $   2,583
Income taxes associated with
 allowance for funds used
 during construction (AFUDC)
 and deferred Seabrook 1
 return - borrowed funds. . . . .          -                     9,714
Other income taxes - credit . . .        (1,653)               (10,428)
                                      ---------               ---------
Total income tax expense. . . . .     $   4,020              $   1,869
                                      =========              =========

Deferred income taxes are comprised of the tax effects of temporary differences as follows:

- -----------------------------------------------------------------------------
                                      January 1, to          June 5,
                                          to                   to
For the Periods                     December 31, 1993     December 31, 1992

                                     <F4>(Note 1)
- -----------------------------------------------------------------------------
                                          (Thousands of Dollars)

Depreciation. . . . . . . . . . .       $23,000                $16,146
Alternative minimum tax . . . . .         1,250                 (7,641)
AFUDC and deferred Seabrook
 return, net. . . . . . . . . . .        13,792                  9,714
Property taxes. . . . . . . . . .        (1,003)                  -
Other . . . . . . . . . . . . . .            82                   -
                                        -------                -------
Deferred income taxes, net. . . .       $37,121                $18,219
                                        =======                =======

A reconciliation between income tax expense and the expected tax expense at the applicable statutory rate is as follows:

- -----------------------------------------------------------------------------
                                       January 1,            June 5,
                                          to                   to
For the Periods                     December 31, 1993     December 31, 1992
                                     <F4>(Note 1)
- -----------------------------------------------------------------------------
                                          (Thousands of Dollars)

Expected federal income tax at
 35 percent of pretax income for
 1993 and at 34 percent for
 1992  . . . . . . . . . . . . . .      $10,506                $ 4,954
Tax effect of differences:

 Depreciation differences. . . . .       (1,481)                (1,546)
 Deferred Seabrook return -
  other funds. . . . . . . . . . .       (4,689)                (2,647)
 State income taxes, net of federal
  benefit. . . . . . . . . . . . .           30                  1,306
 Other, net. . . . . . . . . . . .         (346)                  (198)
                                        -------                -------
     Total income tax expense  . .      $ 4,020                $ 1,869
                                        =======                =======

<F9> 6.     DEFERRED OBLIGATION - AFFILIATED COMPANY

At the time PSNH emerged from bankruptcy on May 16, 1991, in accordance with the phase-in under the Contract, it began accruing a deferred return on a portion of its Seabrook investment. From May 16, 1991 to the Acquisition Date, PSNH accrued a deferred return of $50.9 million. On the Acquisition Date, PSNH transferred the $50.9 million deferred return to NAEC as part of the Seabrook-related assets.

At the time PSNH sold the deferred return to NAEC, it realized, for income tax purposes, a gain that is deferred under the consolidated income tax rules. This gain will be restored for income tax purposes when the deferred return of $50.9 million, and the associated income taxes of $32.9 million, are collected by NAEC through the Contract. When NAEC recovers the $32.9 million in years eight through ten of the Rate Agreement, it is obligated to make corresponding payments to PSNH.

On the Acquisition Date, NAEC recorded the $32.9 million of income taxes associated with the deferred return as an adjustment to the purchase price of the Seabrook-related assets, with a corresponding obligation to PSNH, on its Balance Sheet. In 1993, due to changes in tax rates, this amount was adjusted to $33.3 million.

<F10>
 7.     COMMITMENTS AND CONTINGENCIES

SEABROOK 1 CONSTRUCTION PROGRAM
The construction program for Seabrook 1 is subject to periodic review and revision. Actual construction expenditures may vary from such estimates due to factors such as revised load estimates, inflation, revised nuclear safety regulations, delays, difficulties in the licensing process, the availability and cost of capital, and other actions taken by regulatory bodies.

NAEC currently forecasts construction expenditures (including AFUDC) for its share of Seabrook 1 to be $37.8 million for the years 1994-1998, including $8.2 million for 1994. In addition, NAEC estimates that its share of Seabrook 1 nuclear fuel requirements will be $53.5 million for the years 1994-1998, including $4.9 million for 1994.

ENVIRONMENTAL MATTERS
NAEC is subject to regulation by federal, state, and local authorities with respect to air and water quality, handling and the disposal of toxic substances and hazardous and solid wastes, and the handling and use of chemical products. NAEC has an active environmental auditing program to prevent, detect, and remedy noncompliance with environmental laws or regulations and believes that it is in substantial compliance with current environmental laws and regulations. Changing environmental requirements could hinder future construction. The cumulative long-term, economic cost impact of increasingly stringent environmental requirements cannot be estimated. Changing environmental requirements could also require extensive and costly modifications to NAEC's existing investment in Seabrook 1 and could raise operating costs significantly. As a result, NAEC may incur significant additional environmental costs, greater than amounts included in cost of removal and other reserves, in connection with the generation of electricity and the storage, transportation, and disposal of by-products and wastes. NAEC may also encounter significantly increased costs to remedy the environmental effects of prior waste handling and disposal activities.

In most cases, the extent of additional future environmental cleanup costs is not reasonably estimable due to factors such as the unknown magnitude of possible contamination, the appropriate remediation method, the possible effects of future legislation and regulation, the possible effects of technological changes related to future cleanup, and the difficulty of determining future liability, if any, for the cleanup of sites at which NAEC may be determined to be legally liable by the federal or state environmental agencies. In addition, NAEC cannot estimate the potential liability for future claims that may be brought against it by private parties. However, considering known facts and existing laws and regulatory practices, management does not believe that such matters will have a material adverse effect on NAEC's financial position or future results of operations.

NUCLEAR INSURANCE CONTINGENCIES
The Price-Anderson Act currently limits public liability from a single incident at a nuclear power plant to $9.4 billion. The first $200 million of liability would be provided by purchasing the maximum amount of commercially available insurance. Additional coverage of up to a total of $8.8 billion would be provided by an assessment of $75.5 million per incident, levied on each of the 116 nuclear units that are currently subject to the Secondary Financial Protection Program in the United States, subject to a maximum assessment of $10 million per incident per nuclear unit in any year. In addition, if the sum of all public liability claims and legal costs arising from any nuclear incident exceeds the maximum amount of financial protection, each reactor operator can be assessed an additional 5 percent, up to $3.8 million, or $437.9 million in total, for all 116 nuclear units. The maximum assessment is to be adjusted at least every five years to reflect inflationary changes. At December 31, 1993, based on NAEC's ownership interest in Seabrook 1, the maximum liability would be $28.2 million per incident. Payments for NAEC's ownership interest in Seabrook 1 would be limited to a maximum of $3.6 million per incident per year.

Insurance has been purchased from Nuclear Electric Insurance Limited (NEIL) to cover the cost of repair, replacement, or decontamination or premature decommissioning of utility property resulting from insured occurrences with respect to NAEC's ownership interest in Seabrook 1. All companies insured with NEIL are subject to retroactive assessments if losses exceed the accumulated funds available to NEIL. The maximum potential assessments against NAEC with respect to losses arising during current policy years are approximately $4.6 million under the property damage, decontamination, and decommissioning policies. Although NAEC has purchased the limits of coverage currently available from the conventional nuclear insurance pools, the cost of a nuclear incident could exceed available insurance proceeds.

Insurance has been purchased from American Nuclear Insurers/Mutual Atomic Energy Liability Underwriters, aggregating $200 million on an industry basis for coverage of worker claims. All companies insured under this coverage are subject to retrospective assessments of $3.2 million per reactor. The maximum potential assessments against NAEC with respect to losses arising during the current policy period are approximately $1.2 million.

Under the terms of the Contract, any nuclear insurance assessments described above would be passed on to PSNH as a "cost of service."

<F11>
8.     FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

Cash, special deposits and nuclear decommissioning trust: The carrying amounts approximate fair value.

Long-term debt: The fair value of NAEC's long-term debt is based upon the quoted market price for those issues or similar issues.

The carrying amounts of NAEC's financial instruments and the estimated fair values are as follows:

- ----------------------------------------------------------------------------
                                                  Carrying       Fair
At December 31, 1993                              Amount         Value
- ----------------------------------------------------------------------------
                                                 (Thousands of Dollars)
First Mortgage Bonds. . . . . . . . . .           $355,000      $373,496

Other long-term debt. . . . . . . . . .            205,000       254,057


- ----------------------------------------------------------------------------
                                                  Carrying       Fair
At December 31, 1992                              Amount         Value
- ----------------------------------------------------------------------------
                                                 (Thousands of Dollars)

First Mortgage Bonds. . . . . . . . . . .         $355,000      $369,200

Other long-term debt. . . . . . . . . . .          205,000       262,400

The fair values shown above have been reported to meet the disclosure requirements and do not purport to represent the amounts that those obligations would be settled at.

In May 1993, the FASB issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities (SFAS
115)." SFAS 115 requires companies to disclose the classification of investments in debt or equity securities based on management's intent and ability to hold the security. SFAS 115 also requires disclosure of the aggregate fair value, gross unrealized holding gains, gross unrealized holding losses and amortized cost basis by major security type. Effective January 1, 1994, NAEC will adopt SFAS 115 on a prospective basis. NAEC anticipates that the adoption of SFAS 115 will not have a material impact on future results of operations or financial position.

NORTH ATLANTIC ENERGY CORPORATION

- -----------------------------------------------------------------------------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
- -----------------------------------------------------------------------------

To the Board of Directors
of North Atlantic Energy Corporation:


We have audited the accompanying balance sheets of North Atlantic Energy Corporation (a New Hampshire corporation and a wholly owned subsidiary of Northeast Utilities) as of December 31, 1993 and 1992, and the related statements of income, common stockholder's equity, and cash flows for the year ended December 31, 1993 and the period from June 5, 1992 to December 31, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Atlantic Energy Corporation as of December 31, 1993 and 1992, and the results of its operations and cash flows for the year ended December 31, 1993 and the period from June 5, 1992 to December 31, 1992, in conformity with generally accepted accounting principles.

As discussed in <F4> Note 1 to the Financial Statements, "Summary of Significant Accounting Policies - Accounting Changes," effective January 1, 1993, North Atlantic Energy Corporation changed its method of accounting for income taxes.

                                  /s/Arthur Andersen & Co.
                                     ARTHUR ANDERSEN & CO.



Hartford, Connecticut
February 18, 1994

NORTH ATLANTIC ENERGY CORPORATION
- ----------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
- ----------------------------------------------------------------------------


This section contains management's assessment of North Atlantic Energy Corporation (the company or NAEC) financial condition and the principal factors having an impact on the results of operations. The company is a wholly-owned subsidiary of Northeast Utilities (NU). This section should be read in conjunction with the company's financial statements and footnotes.

FINANCIAL CONDITION

Overview

On June 5, 1992 (the Acquisition Date), NU and Public Service Company of New Hampshire (PSNH) completed an affiliation, which represented the second step of a two-step bankruptcy court approved plan (the Plan) that was devised in 1989 to return then-bankrupt PSNH to financial health. The first step took place on May 16, 1991 (the Reorganization Date) when PSNH emerged from bankruptcy as a stand-alone company, subject to a Merger Agreement (the Merger Agreement) with NU's subsidiaries Northeast Utilities Service Company and NU Acquisition Corporation (NUAC). The final step in the affiliation plan occurred on June 5, 1992, when NUAC merged into PSNH pursuant to the Merger Agreement and PSNH became a wholly owned operating subsidiary of NU. In a related transaction, PSNH's 35.6 percent share of the Seabrook 1 nuclear power plant (Seabrook) and other Seabrook-related assets were transferred to the company. On June 29, 1992, North Atlantic Energy Service Corporation, another wholly owned subsidiary of NU, received approval to manage Seabrook as agent for the Seabrook joint owners.

At the Acquisition Date, PSNH and the company entered into the Seabrook Power Contract, under which PSNH is obligated to buy from the company, and the company is obligated to sell to PSNH, all of the company's capacity and output of Seabrook for a period equal to the length of the Nuclear Regulatory Commission full-power operating license for Seabrook (through 2026). Under the contract, PSNH is unconditionally obligated to pay the company's "cost of service" during the period whether or not Seabrook is operating and without regard to the cost of alternative sources of power. In addition, PSNH will be obligated to pay decommissioning and project cancellation costs after the termination of the operating license.

The company's "cost of service" includes all of its prudently incurred Seabrook-related costs, including operation and maintenance expense, fuel expense, property tax expense, depreciation expense, certain overhead and other costs, and a phased-in return on its Seabrook investment. The Seabrook Power Contract established the initial recoverable investment in Seabrook at $700 million (Initial Investment), plus any capital additions, net of depreciation.

The company's only assets are Seabrook and other Seabrook-related assets and its only source of revenue is the Seabrook Power Contract. PSNH's obligations under the Seabrook Power Contract are solely its own and have not been guaranteed by NU. The Seabrook Power Contract contains no provisions entitling PSNH to terminate its obligations. If, however, PSNH were to fail to perform its obligations under the Seabrook Power Contract, the company would be required to find other purchasers for Seabrook power.

Under the Seabrook Power Contract, the company is not entitled to earn an immediate cash return on the full amount of its Initial Investment in Seabrook, but instead is required to phase-in its return on the Initial Investment. The portion of the Initial Investment on which the company is entitled to earn a return is 20 percent in the first year after the Reorganization Date, increasing by 20 percent in the second year and by 15 percent in each of the next four years, resulting in 100 percent recovery in the sixth and each succeeding year. The company is entitled to earn a noncash deferred return on the portion of the Initial Investment not yet phased into rates. The company is currently earning a return on 55 percent of its Seabrook investment.

When PSNH emerged from bankruptcy on May 16, 1991, in accordance with the phase-in under the Seabrook Power Contract, it began accruing a deferred return on a portion of its Seabrook investment. From May 16, 1991 to the Acquisition Date, PSNH accrued a deferred return of $50.9 million. On the Acquisition Date, PSNH transferred the $50.9 million deferred return to the company as part of the Seabrook-related assets. NAEC recorded the $50.9 million as an adjustment to utility plant. From the Acquisition Date through December 31, 1993, NAEC recorded an additional $85.4 million of deferred return, which is recorded in deferred costs--Seabrook on the Balance Sheets. The deferred return on the excluded portion of the Initial Investment, including the $50.9 million, will be recovered with carrying charges beginning six months after the end of PSNH's fixed-rate period (which continues through May 1997) and will be fully recovered by May 15, 2001.

At the time PSNH transferred the deferred return to NAEC, it realized, for income tax purposes, a gain that is deferred under the consolidated income tax rules. This gain will be restored for income tax purposes when the deferred return of $50.9 million, and the associated income taxes of $32.9 million, are collected by NAEC from PSNH through the Seabrook Power Contract over the period beginning six months after the end of PSNH's fixed rate period through May 15, 2001. When NAEC recovers the $32.9 million, it is obligated to make corresponding payments to PSNH. On the Acquisition Date, NAEC recorded on its balance sheet the $32.9 million as an adjustment to the purchase price of the Seabrook-related assets, with a corresponding obligation to PSNH.

In 1992, the company recorded a deferred assessment and obligation for the estimated costs for the company's Seabrook share of an assessment for costs for the decontamination and decommissioning of uranium enrichment plants operated by the United States Department of Energy (DOE). The company expects to recover these amounts from PSNH as part of the cost of Seabrook fuel.

In 1993, the company adopted Statement of Financial Accounting Standards
(SFAS) No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the company reflected a regulatory asset and a deferred tax liability for the cumulative amount of income taxes associated with timing differences for which deferred taxes had not been provided but are expected to be recovered from customers in the future. The adoption of SFAS No. 109 has not had a material effect on results of operations.

See the "Notes to Financial Statements" for further details on deferred charges and recently adopted accounting standard.

RATE MATTERS

PSNH's rate agreement with the State of New Hampshire (the Rate Agreement) provides the financial basis for the affiliation plan. It sets out a comprehensive plan of rates for PSNH, providing for seven base rate increases of 5.5 percent per year (the Fixed Rate Period) and a comprehensive Fuel and Purchased Power Adjustment Clause (FPPAC). The first of these base rate increases was put in effect on January 1, 1990. The remaining three increases are effective annually on each June 1 beginning in 1994.

The FPPAC allows PSNH to recover from its customers the difference between actual prudent energy and purchased power costs, including the costs incurred under the Seabrook Power Contract, and the costs included in base rates.

In January 1994, the NHPUC approved a Memorandum of Understanding between PSNH, NAEC, Northeast Utilities Service Company (NUSCO), and the Attorney General of the State of New Hampshire relating to certain issues which had arisen under the Rate Agreement (the Global Settlement). The Global Settlement addressed changes in tax legislation in New Hampshire, accounting treatments for PSNH resulting from adoption of SFAS

No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 109 and recovery for certain aspects of PSNH's settlement with the Vermont Electric Generation and Transmission Cooperative, Inc. (VEG&T), including the purchase by NAEC of VEG&T's 0.4 percent share of Seabrook.

NAEC became the purchaser of the VEG&T's 0.4 percent share of Seabrook and entered into a separate power contract with PSNH, under which PSNH is obligated to buy from NAEC all of the capacity and output of Seabrook attributable to such interest for a period equal to the length of the NRC full power operating license for Seabrook. On January 7, 1994, the NRC approved the transfer of VEG&T's ownership share of Seabrook to NAEC. All regulatory approvals for NAEC's purchase have been received and the closing was effective in February 1994.

On April 16, 1993, the Governor of New Hampshire signed into law legislation that implemented the settlement of a suit concerning a property tax on Seabrook station (the Seabrook Tax) that was filed with the United States Supreme Court by Attorneys General of Connecticut, Massachusetts, and Rhode Island. The legislation made various changes to New Hampshire tax laws. The change in the tax law required the State of New Hampshire to refund to the joint owners of Seabrook a total of $8.8 million in each of 1993 and 1994. NAEC has recognized a receivable and an obligation to PSNH for PSNH and NAEC's share of the refund. The tax refund is being refunded to PSNH through the FPPAC.

SEABROOK PERFORMANCE

In 1993 Seabrook operated at a capacity factor of 89.8 percent as compared to
77.9 percent for the same period in 1992 and a national average of 70.6 percent for 1993. The unit was shutdown on September 7, 1992 for refueling and maintenance and returned to service on November 13, 1992. The unit is scheduled to begin a 56-day refueling and maintenance outage on March 26, 1994.

NAEC could be affected by the ability of other Seabrook joint owners to fund their shares of Seabrook costs. Great Bay Power Corporation, an owner of a
12.13 percent entitlement in Seabrook is operating under bankruptcy protection of Chapter 11 of the Federal Bankruptcy Code. It is expected that Great Bay or certain companies that Great Bay has agreements with will have funds sufficient to fund the upcoming Seabrook outage.

ENVIRONMENTAL MATTERS

NAEC is subject to regulation by federal, state, and local authorities with respect to air and water quality, handling and the disposal of toxic substances and hazardous and solid wastes, and the handling and use of chemical products. The cumulative long-term economic cost impact of increasingly stringent environmental requirements cannot be estimated. However, NAEC has an active environmental auditing program to detect and remedy noncompliance with environmental laws or regulations. NAEC may incur significant additional costs, greater than amounts included in cost of removal and other reserves, in connection with the generation of electricity and the storage, transportation, and disposal of by-products and wastes. NAEC may also encounter significantly increased costs to remedy the environmental effects of prior waste handling and disposal practices.

The estimated cost of decommissioning NAEC's 36.0 ownership share of Seabrook, in year-end 1993 dollars, is $131.7 million. Nuclear decommissioning costs are accrued over the expected service life of the unit and are included in depreciation expense on the Statements of Income. Nuclear decommissioning costs amounted to $2.6 million in 1993 and $1.4 million in 1992. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation on the Balance Sheets.

See "Notes to Financial Statements" for further information regarding nuclear decommissioning and other environmental matters.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operations provided the primary source of funds for the period ended December 31, 1993, while repayment of short-term debt and investment in nuclear fuel and plant were the primary uses of funds. Nuclear fuel expenditures for the period are high due to higher purchases in 1993 in preparation for a March 1994 refueling and maintenance outage.

The company had negative cash flow from operations for the period June 5, 1992 through December 31, 1992 due to a substantial portion of its earnings being noncash.

At the Acquisition Date, NAEC assumed PSNH's obligations under the $205 million of 15.23 percent notes (the Notes) and paid $504 million to PSNH for the purchase of PSNH's interest in Seabrook. The company financed these requirements out of the proceeds from the sale of $355 million Series A First Mortgage Bonds and the sale of its common stock to NU for $161 million. As a result of these transactions and the assumption of the Notes, the company's initial capitalization is approximately 78 percent debt and 22 percent common equity. In addition, the company borrowed amounts under the NU system Money Pool for ongoing cash requirements. As of December 31, 1993, there are no borrowings under the Money Pool. (See "Notes to Financial Statements" for information regarding the Money Pool.)

The company will have ongoing cash requirements for Seabrook-related capital expenditures, nuclear fuel expenditures, interest and operating expenses. Capital expenditures for the period 1994 through 1998 are expected to be approximately $37.8 million (including AFUDC), including $8.2 million for 1994. Nuclear fuel expenditures for the same period are expected to be approximately $53.5 million (excluding AFUDC), including $4.9 million for 1994. Such cash requirements are expected to be met from payments under the Seabrook Power Contract and the Tax Allocation Agreement, except that to the extent some or all of the capital expenditures and nuclear fuel expenditures may have to be financed, the company expects to borrow under the Money Pool.

A substantial portion of the company's cash flow for the first few years is expected to consist of payments made by NU to the company under a Tax Allocation Agreement that the company entered into with NU at the time of the acquisition. The amount of such payments will decrease over time but is expected to remain substantial during the first few years when the company is expected to incur losses for tax purposes due to accelerated tax depreciation of Seabrook. The company received approximately $33 million from NU for the period ended December 31, 1993 under this agreement. No assurance can be given, however, as to the extent of the future benefits, if any, that will actually accrue to the company under the Tax Allocation Agreement. (See "Notes to Financial Statements" for further information regarding the Tax Allocation Agreement.)

RESULTS OF OPERATIONS

The company has no historical results prior to June 5, 1992. Therefore, the Statements of Income for the periods June 5, 1992 to December 31, 1992 and January 1, 1993 to December 31, 1993 are not comparable.

Operating revenues represent amounts from PSNH under the terms of the Seabrook Power Contract and billings to PSNH for decommissioning expense.

Operating expenses represent the costs incurred for the operation of Seabrook including fuel expense.

The deferred Seabrook return represents the investment return not recovered currently on the portion of the Seabrook investment not reflected in rate base.

Income taxes included in other income represent the tax benefits related to the portion of the Seabrook investment not reflected in rate base.

Interest on long-term debt and other interest reflects the interest expenses on the debt incurred and assumed at the acquisition.

NORTH ATLANTIC ENERGY CORPORATION

- -----------------------------------------------------------------------------
SELECTED FINANCIAL DATA
- -----------------------------------------------------------------------------

- -----------------------------------------------------------------------------
                                          1993                  1992<F12>*
- -----------------------------------------------------------------------------
                                            (Thousands of Dollars)

Operating Revenues . . . . . . . .       $125,408             $ 78,444
                                         ========             ========

Operating Income . . . . . . . . .       $ 33,718             $ 16,122
                                         ========             ========

Net Income . . . . . . . . . . . .       $ 25,998             $ 12,703
                                         ========             ========

Total Assets . . . . . . . . . . .       $900,821             $818,123
                                         ========             ========

Long-Term Debt . . . . . . . . . .       $560,000             $560,000
                                         ========             ========

- -----------------------------------------------------------------------------
STATISTICS                                 1993                  1992<F12>*
- -----------------------------------------------------------------------------

Gross Electric Utility Plant
 December 31,
(Thousand of Dollars). . . . . . .       $789,127              $774,920
                                         ========              ========

kWh Sales (Millions) . . . . . . .          3,218                 1,268
                                         ========              ========

- -----------------------------------------------------------------------------
STATEMENTS OF QUARTERLY FINANCIAL DATA (Unaudited)
- -----------------------------------------------------------------------------
                                          Quarter Ended
                      -------------------------------------------------------
1993                  March 31     June 30<F13>** September 30    December 31
- -----------------------------------------------------------------------------

                                      (Thousands of Dollars)

Operating Revenues . . $29,153     $29,952         $31,845        $34,458
                       =======     =======         =======        =======

Operating Income . . . $ 6,541     $ 7,964         $ 9,657        $ 9,556
                       =======     =======         =======        =======

Net Income . . . . . . $ 5,185     $ 5,985         $ 7,491        $ 7,337
                       =======     =======         =======        =======

1992
- -----------------------------------------------------------------------------
Operating Revenues . . $  -        $ 8,785         $32,439        $37,220
                       ========    =======         =======        =======


Operating Income . . . $  -        $ 2,010         $ 6,988        $ 7,124
                       ========    =======         =======        =======

Net Income . . . . . . $  -        $ 1,119         $ 6,822        $ 4,762
                       ========    =======         =======        =======

<F12> *The company began commercial operations on June 5, 1992.  Information presented for 1992 covers the period June 5, 1992 through December 31, 1992.
<F13>**In 1992, represents the period June 5, 1992 through June 30,

       1992.

                      North Atlantic Energy Corporation






                            First Mortgage Bonds
                            --------------------
                      Trustee and Interest Paying Agent
                   United States Trust Company of New York
                            114 West 47th Street
                          New York, New York 10036


                                15.23% Notes
                                ------------
                      Trustee and Interest Paying Agent
                   United States Trust Company of New York
                            114 West 47th Street
                          New York, New York 10036


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