Form 10-K/A, Exhibit 13
period 1993-12-31
NORTHEAST UTILITIES; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1994-03-31
CIK 72741, 23426, 106170, 315256, 880416

Exhibit 13.1


                                  1993

               PORTIONS OF ANNUAL REPORT TO SHAREHOLDERS

                           NORTHEAST UTILITIES




















































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
                             =====  =====  =====  =====  =====  =====  =====

                                 CHANGE IN OPERATING REVENUE
                         Increase/(Decrease)            Increase/(Decrease)
- --------------------------------------------------------------------------------------------
                           1993 vs. 1992(a)               1992 vs. 1991(b)
- --------------------------------------------------------------------------------------------

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


                                        /S/ ARTHUR ANDERSEN & CO.
                                            ARTHUR ANDERSEN & CO.

Hartford, Connecticut
February 18, 1994


 CONSOLIDATED STATEMENTS OF INCOME
 For the Years Ended December 31,                           1993         1992           1991
                                                            ----         ----           ----
                                                    (Thousands of Dollars,except share information)
OPERATING REVENUES ...................................$  3,629,093 $  3,216,874  $   2,753,803
                                                       -----------  -----------    -----------
OPERATING EXPENSES:
 Operation--
  Fuel, purchased and net interchange power...........     917,957      772,804        674,096
  Other...............................................     979,403      828,345        763,610
 Maintenance..........................................     265,926      274,495        230,166
 Depreciation.........................................     321,359      282,738        238,575
 Amortization of regulatory assets, net...............     208,506      150,413         80,643
 Federal and state income taxes (See Consolidated
 Statements Of Income Taxes)<F6>(Note 1)..............     243,854      246,227        190,556
 Taxes other than income taxes .......................     240,413      221,422        186,645
                                                        -----------  -----------    -----------
  Total operating expenses............................   3,177,418    2,776,444      2,364,291
                                                        -----------  -----------    -----------
OPERATING INCOME......................................     451,675      440,430        389,512
                                                        -----------  -----------    -----------
  OTHER INCOME:
 Deferred nuclear plants return--other funds..........      38,373       45,299         39,477
 Equity in earnings of regional nuclear generating
    and transmission companies........................      12,980       15,357         14,431
 Other, net...........................................       4,747       15,672         11,712
 Income taxes--credit ................................      29,948       36,787         14,873
                                                       -----------   -----------    -----------
  Other income, net ..................................      86,048      113,115         80,493
                                                       -----------   -----------    -----------
  Income before interest charges......................     537,723      553,545        470,005
                                                       -----------   -----------    -----------
INTEREST CHARGES:
 Interest on long-term debt...........................     333,163      275,819        205,585
 Other interest ......................................      13,059        3,503          4,145
 Deferred nuclear plants return--
  borrowed funds <F6>(Note 1).........................     (54,462)     (28,838)       (19,023)
                                                        -----------    ---------     ----------
  Interest charges, net ..............................     291,760      250,484        190,707
                                                        -----------    ----------    -----------
  Income before cumulative effect of accounting change     245,963      303,061        279,298
CUMULATIVE EFFECT OF ACCOUNTING CHANGE <F6>(Note 1) ..      51,681        --             --
                                                        -----------  -----------    -----------
    Income before preferred dividends of subsidiaries      297,644      303,061        279,298
PREFERRED DIVIDENDS OF SUBSIDIARIES ..................      47,691       47,007         42,589
                                                        -----------  -----------    -----------
NET INCOME ...........................................     249,953      256,054        236,709
 Tax benefit of Employee Stock Ownership
  Plan dividends <F12>(Note 7)........................        --          7,348          --
                                                        -----------  -----------    -----------
EARNINGS FOR COMMON SHARES ...........................  $  249,953 $    263,402    $   236,709
                                                        ===========  ===========    ===========
EARNINGS PER COMMON SHARE:
Before cumulative effect of accounting change ........  $     1.60 $       2.02    $      2.12

Cumulative effect of accounting change <F6>(Note 1) ..         .42         --            --
                                                        -----------   -----------  -------------
TOTAL EARNINGS PER COMMON SHARE.......................  $     2.02 $       2.02          $2.12
                                                       ============ =============  =============

COMMON SHARES OUTSTANDING (AVERAGE) <F12>(Note 7) .... 123,947,631  130,403,488    111,453,550
                                                       ============ =============  =============


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


For the Years Ended December 31,                                 1993      1992       1991
                                                                 ----      ----       ----
                                                                 (Thousands of Dollars)
CASH FLOWS FROM OPERATIONS:
Income before preferred dividends of subsidiaries.......... $   297,644 $  303,061 $   279,298
Adjusted for the following:
 Depreciation..............................................     331,382    298,528     245,853
 Deferred income taxes and investment tax credits, net.....      63,506    103,089     109,820
 Deferred nuclear plants return, net of amortization ......      18,189     (3,619)      4,687
 Deferred energy costs, net of amortization ...............      90,063    (52,298)   (128,047)
 Amortization of regulatory asset--PSNH ...................      89,822     51,836        --
 Deferred conservation and load-management,
   net of amortization.....................................     (23,955)   (31,989)    (47,402)
 Other sources of cash ....................................     141,766    111,036      60,530
 Other uses of cash........................................     (32,694)   (94,192)    (34,771)
Changes in working capital:
 Receivables and accrued utility revenues...................      2,797      3,162     (57,289)
 Fuel, materials, and supplies..............................     10,126     (9,686)     33,191
 Accounts payable...........................................       (678)   (38,889)     83,891
 Accrued taxes .............................................    (97,789)    (8,627)    (46,208)
 Other working capital (excludes cash) .....................     30,010     30,109      29,369
                                                              ----------  ----------  ----------
Net cash flows from operations..............................    920,189    661,521     532,922
                                                              ----------  ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Common shares..............................................     22,252    271,128      42,420
 Long-term debt.............................................    924,650  1,141,995     197,207
 Preferred stock............................................     80,000     75,000        --
 Financing expenses ........................................     (5,868)   (16,234)     (2,067)
 Net increase (decrease) in short-term debt ................   (179,240)   182,240    (125,615)
 Reacquisitions and retirements of long-term debt........... (1,051,501)  (744,771)   (112,990)
 Reacquisitions and retirements of preferred stock .........   (116,496)  (106,893)     (6,498)
 Cash dividends on preferred stock..........................    (47,691)   (49,399)    (42,589)
 Cash dividends on common shares............................   (218,179)  (229,074)   (195,056)
                                                              ----------  ----------  ----------
Net cash flows from (used for) financing activities.........   (592,073)   523,992    (245,188)
                                                              ----------  ----------  ----------
INVESTMENT ACTIVITIES:
 Investment in plant:
  Electric and other utility plant..........................   (275,741)  (311,892)   (237,416)
  Nuclear fuel..............................................    (33,202)     3,498      (5,097)
                                                              ----------  ----------  ----------
 Net cash flows used for investments in plant...............   (308,943)  (308,394)   (242,513)
 Acquisition of the net assets of PSNH <F6>(Note 1).........       --     (828,237)       --
 Other investment activities, net...........................    (32,811)   (40,507)    (24,252)
                                                              ----------  ----------  ----------
Net cash flows used for investments ........................   (341,754)(1,177,138)   (266,765)
                                                              ---------- ----------   ----------
NET INCREASE (DECREASE) IN CASH FOR THE PERIOD..............    (13,638)     8,375      20,969
Cash and special deposits--beginning of period..............     45,646     37,271      16,302
                                                              ---------- ----------   ----------
Cash and special deposits--end of period .................  $    32,008 $   45,646   $  37,271
                                                              ==========  ==========  ==========
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for:
 Interest, net of amounts capitalized during construction ..$   325,552 $  218,515   $ 201,021
                                                              ========== ==========  ===========
 Income taxes...............................................$   142,669 $   96,821   $ 116,334
                                                              ========== ==========  ===========
Increase in obligations:
 Niantic Bay Fuel Trust.....................................$    49,509 $   38,172   $  18,156
                                                              ========== ==========  ===========
 Capital leases.............................................$     4,696 $    2,985   $  11,107
                                                              ========== ==========  ===========

The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF INCOME TAXES


For the Years Ended December 31,                                         1993      1992      1991
                                                                     <F6>(Note 1)
                                                                       --------  --------  --------
                                                                         (Thousands of Dollars)
The components of the federal and state income tax provisions charged to operations are:
 Current income taxes:
  Federal.............................................................$  99,591  $ 74,768  $ 44,417
  State...............................................................   50,809    31,583    21,446
                                                                       --------- --------- ---------
  Total current ......................................................  150,400   106,351    65,863
                                                                       --------- --------- ---------
 Deferred income taxes, net:
  Federal.............................................................   87,105   101,025    88,659
  State...............................................................  (10,058)   12,550    28,007
                                                                       --------- --------- ---------
   Total deferred.....................................................   77,047   113,575   116,666
                                                                       --------- --------- ---------
 Investment tax credits, net..........................................  (13,541)   (8,182)   (7,869)
                                                                       --------- --------- ---------
Total income tax expense..............................................$ 213,906  $211,744  $174,660
                                                                       ========= ========= =========


The components of total income tax expense are classified as follows:
 Income taxes charged to operating expenses ..........................$ 243,854  $246,227  $190,556
 Income taxes associated with the amortization of
  deferred nuclear plants return--borrowed funds......................    --      (17,566)  (15,208)
 Income taxes associated with the allowance
  for funds used during construction (AFUDC)
  and deferred nuclear plants return--borrowed funds .................    --       19,870    14,185
 Other income taxes--credit ..........................................  (29,948)  (36,787)  (14,873)
                                                                       --------- --------- ---------
Total income tax expense..............................................$ 213,906  $211,744  $174,660
                                                                       ========= ========= =========
Deferred income taxes are comprised of the tax effects
 of temporary differences as follows:
 Depreciation, leased nuclear fuel, settlement credits,
  and disposal costs..................................................$  79,288  $ 66,683  $ 55,275
 Energy adjustment clauses ...........................................  (39,660)   22,484    48,892
 Conservation and load management ....................................    8,117    13,635    22,175
 Alternative minimum tax .............................................    2,306   (13,462)     --
 Early retirement program ............................................   (7,715)      220   (11,612)
 Organization costs...................................................     --      10,042    (2,231)
 Deferred tax asset associated with net operating losses..............   25,438     9,335      --
 Other................................................................    9,273     4,638     4,167
                                                                       ---------  -------- ---------
Deferred income taxes, net............................................$  77,047  $113,575  $116,666
                                                                       ========= ========= =========
A reconciliation between income tax expense and the expected tax expense at the applicable statutory rates is as follows:
 Expected federal income tax at 35 percent of pretax income for
  1993 and at 34 percent for 1992 and 1991............................$ 179,043  $175,033  $154,346
 Tax effect of differences:
  Depreciation differences............................................   21,319    14,090     9,203
  Deferred nuclear plants return--other funds ........................  (13,486)  (15,402)  (13,422)
  Amortization of deferred Millstone 3 return--other funds............   21,988    17,367    15,793
  Amortization of regulatory asset--PSNH .............................   23,764    17,624      --
  Seabrook intercompany loss .........................................  (19,176)  (11,903)     --
  Investment tax credit amortization..................................  (13,541)   (8,182)   (7,869)
  State income taxes, net of federal benefit..........................   26,488    29,130    32,814
  Property tax differences ...........................................  (13,514)     (901)      502
  Other, net..........................................................    1,021    (5,112)  (16,707)
                                                                       --------- --------- ---------
Total income tax expense..............................................$ 213,906  $211,744  $174,660
                                                                       ========= ========= =========

The accompanying notes are an integral part of these financial statements.


CONSOLIDATED BALANCE SHEETS


At December 31,                                                     1993        1992
                                                                    ----        ----
                                                                (Thousands of Dollars)
ASSETS
 UTILITY PLANT, AT ORIGINAL COST:
  Electric................................................      $ 9,119,285  $ 8,951,305
Other...................................................            146,228      132,755
                                                                -----------  -----------
                                                                  9,265,513    9,084,060
 Less: Accumulated provision for depreciation.............        3,021,987    2,749,034
                                                                -----------  -----------
                                                                  6,243,526    6,335,026
 Construction work in progress ...........................          208,084      164,374
 Nuclear fuel, net........................................          218,051      220,252
                                                                -----------  -----------
     Total net utility plant..............................        6,669,661    6,719,652
                                                                -----------  -----------
OTHER PROPERTY AND INVESTMENTS:
 Nuclear decommissioning trusts, at cost..................          206,179      170,058
 Investments in regional nuclear generating
  companies, at equity....................................           81,029       80,619
 Investments in transmission companies, at equity.........           26,536       27,655
 Other, at cost...........................................           36,882       39,483
                                                                -----------  -----------
                                                                    350,626      317,815
                                                                -----------  -----------
CURRENT ASSETS:
  Cash and special deposits <F6>(Note 1) ..................          32,008       45,646
 Receivables, less accumulated provision for uncollectible
  accounts of $14,629,000 in 1993 and $13,255,000 in 1992.          357,449      370,834
 Accrued utility revenues ................................          150,794      140,206
 Fuel, materials, and supplies, at average cost ..........          194,968      205,094
 Recoverable energy costs, net--current portion <F6>(Note 1)            667       75,539
 Prepayments and other....................................           34,611       26,009
                                                                -----------  -----------
                                                                    770,497      863,328
                                                                -----------  -----------
 DEFERRED CHARGES:
  Regulatory asset--income taxes, net <F6>(Note 1) .......        1,183,716        --
  Regulatory asset--PSNH <F6>(Note 1) ....................          769,498      868,716
  Deferred costs--nuclear plants <F6>(Note 1).............          294,004      253,212
  Unrecovered contract obligation--YAEC <F9>(Note 3)......          132,826      154,879
  Recoverable energy costs, net <F6>(Note 1)..............          148,789      164,598
  Deferred conservation and load-management costs.........          111,442       87,487
  Deferred DOE assessment <F6>(Note 1)....................           53,476       56,715
  Amortizable property investments........................           34,229       47,921
  Unamortized debt expense ...............................           37,444       44,874
  Other...................................................          111,956      145,143
                                                                -----------  -----------
                                                                  2,877,380    1,823,545
                                                                -----------  -----------

TOTAL ASSETS..............................................      $10,668,164  $ 9,724,340
                                                                ===========  ===========

The accompanying notes are an integral part of these financial statements.


At December 31,                                                     1993       1992
                                                                    ----       ----
                                                                  (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION: (See Consolidated Statements of Capitalization)
 Common shareholders' equity (See Note <F4>(a)-Consolidated
 Statements Of Common Shareholders' Equity):
 Common shares, $5 par value-authorized 225,000,000 shares;
 134,207,025 shares issued and 124,326,836 shares outstanding
 in 1993 and 133,862,919 shares issued and outstanding in 1992 ..$    671,035   $   669,315
 Capital surplus, paid in........................................     901,740       897,317
 Deferred benefit plan--employee stock ownership plan <F12>(Note 7)  (228,205)     (240,399)
 Retained earnings...............................................     879,518       847,744
                                                                  -----------   -----------
    Total common shareholders' equity ...........................   2,224,088     2,173,977
 Preferred stock not subject to mandatory redemption.............     239,700       304,696
 Preferred stock subject to mandatory redemption.................     380,500       349,500
 Long-term debt..................................................   4,045,468     4,316,678
                                                                  -----------   -----------
    Total capitalization.........................................   6,889,756     7,144,851
                                                                  -----------   -----------

OBLIGATIONS UNDER CAPITAL LEASES................................      171,004       188,094
                                                                  -----------   -----------

CURRENT LIABILITIES:
 Notes payable to banks ........................................      173,500       220,000
 Commercial paper ..............................................         --         132,740
 Long-term debt and preferred stock--current portion............      420,142       276,741
 Obligations under capital leases--current portion .............       72,756        78,006
 Accounts payable...............................................      229,118       229,796
 Accrued taxes .................................................       40,501       138,290
 Accrued interest...............................................       69,682        72,749
 Accrued pension benefits.......................................       82,513        53,340
 Other..........................................................       83,853        71,514
                                                                  -----------   -----------
                                                                    1,172,065     1,273,176
                                                                  -----------   -----------

DEFERRED CREDITS:
 Accumulated deferred income taxes <F6>(Note 1) ................    1,911,981       567,353
 Accumulated deferred investment tax credits....................      201,635       215,255
 Deferred contract obligation--YAEC <F9>(Note 3)................      132,826       154,879
 Deferred DOE obligation <F6>(Note 1)...........................       43,034        56,715
 Other..........................................................      145,863       124,017
                                                                  -----------   -----------
                                                                    2,435,339     1,118,219
                                                                  -----------   -----------
COMMITMENTS AND CONTINGENCIES <F13>(Note 8)

TOTAL CAPITALIZATION AND LIABILITIES ...........................  $10,668,164   $ 9,724,340
                                                                  ===========   ===========

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CAPITALIZATION


At December 31,                                                                1993         1992
                                                                               ----         ----
                                                                             (Thousands of Dollars)
COMMON SHAREHOLDERS' EQUITY (See Consolidated Balance Sheets)............. $2,224,088   $2,173,977
                                                                           ----------   ----------


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

                                    Current Redemption   Current Shares
         Dividend Rates              Prices <F1>(a)       Outstanding
         --------------             ------------------   --------------
NOT SUBJECT TO MANDATORY REDEMPTION:
 $25 par value--Adjustable Rate     $ 25.00                4,140,000.....     103,500      103,500
 $50 par value--$1.90 to $4.48      $ 50.50 to $ 54.00     2,324,000.....     116,200      181,196
 $100 par value--$7.72              $103.51                  200,000.....      20,000       20,000
                                                                           ----------   ----------
 Total Preferred Stock Not Subject to Mandatory Redemption...............     239,700      304,696
                                                                           ----------   ----------


SUBJECT TO MANDATORY REDEMPTION: <F2>(b)
 $25 par value--$1.90 to $2.65      $ 25.00 to $ 26.14     9,080,000.....     227,000      278,500
 $50 par value--$2.65 to $3.615     $ 51.00 to $ 52.41     3,100 000.....     155,000       75,000
                                                                           ----------   ----------
 Total Preferred Stock Subject to Mandatory Redemption...................     382,000      353,500
 Less: Preferred Stock to be redeemed within one year....................       1,500        4,000
                                                                           ----------   ----------
 Preferred Stock Subject to Mandatory Redemption, Net....................     380,500      349,500
                                                                           ----------   ----------
LONG-TERM DEBT: <F3>(c)
  First Mortgage Bonds--
    Maturity    Interest Rate
    --------    -------------
    1993        4.25% to 8.50% ..........................................        --        140,000
    1994        4.25% to 4.50% ..........................................     182,000      182,000
    1995        9.25%....................................................      34,650       94,400
    1996        8.875%...................................................     172,500      172,500
    1997        5.63% to 7.63%...........................................     265,000      265,000
    1998        6.50% to 9.17%...........................................     290,000      290,000
    1999-2003   5.75% to 9.05% ..........................................   1,065,000      885,000
    2004-2008   8.75% to 9.375% .........................................        --        220,000
    2016-2019   7.38% to 10.13% .........................................     303,569      304,235
    2023-2025   7.38% to 7.50% ..........................................     225,000         --
                                                                           ----------   ----------
    Total First Mortgage Bonds ..........................................   2,537,719    2,553,135
                                                                           ----------   ----------
Other Long-Term Debt--
   Pollution Control Notes and Other Notes--
    1996        Adjustable Rate..........................................     235,000      329,000
    1998        5.9% ....................................................        --          7,650
    2000-2004   15.23% and Adjustable Rate...............................     205,000      220,000
    2005-2007   6.5% to 8.58% ...........................................     245,000      266,000
    2013-2017   Adjustable Rate..........................................      23,400      379,500
    2018-2022   7.17% to 7.65% and Adjustable Rate.......................     602,785      577,785
    2028        Adjustable Rate..........................................     369,300         --
                                                                           ----------   ----------
    Total Pollution Control Notes and Other Notes........................   1,680,485    1,779,935
  Fees and interest due for spent fuel disposal costs....................     168,055      162,981
  Other..................................................................      86,731       98,716

                                                                           ----------   ----------
    Total Other Long-Term Debt...........................................   1,935,271    2,041,632
                                                                           ----------   ----------
  Unamortized premium and discount, net .................................      (8,880)      (5,348)
                                                                           ----------   ----------
   Total Long-Term Debt..................................................   4,464,110    4,589,419
   Less amounts due within one year......................................     418,642      272,741
                                                                           ----------   ----------
   Long-Term Debt, Net ..................................................   4,045,468    4,316,678
                                                                           ----------   ----------
TOTAL CAPITALIZATION....................................................   $6,889,756   $7,144,851
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

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
                                                               Deferred
                                                                Benefit
                                                      Capital    Plan-     Retained
                                          Common      Surplus,   ESOP      Earnings
                                        Shares<F4>(a) Paid In <F12>(Note 7) <F5>(b)       Total
                                        ------------  --------  --------   ----------     -----
                                                       (Thousands of Dollars)

BALANCE AT JANUARY 1, 1991............   $ 548,080  $ 469,647 $  --     $  773,031   $ 1,790,758
 Net income for 1991..................                                     236,709       236,709
 Cash dividends on common shares--
   $1.76 per share....................                                    (195,056)     (195,056)
 Issuance of 7,608,695 common shares,
   $5 par value, to Employee Stock
    Ownership Plan (ESOP) Trust.......      38,043    136,957   (175,000)                  --
 Issuance of 2,029,504 common shares,
   $5 par value.......................      10,148     32,272                             42,420
 Capital stock expenses, net..........                  1,243                              1,243
                                         ---------  ---------  ---------- --------     ----------
BALANCE AT DECEMBER 31, 1991..........     596,271    640,119   (175,000)  814,684     1,876,074
 Net income for 1992..................                                     256,054       256,054
 Tax benefit of ESOP dividends .......                                       7,348         7,348
 Cash dividends on common shares--
   $1.76 per share....................                                    (229,074)     (229,074)
 Loss on retirement of
   preferred stock....................                                      (1,268)       (1,268)
 Issuance of 11,417,305 common shares,
   $5 par value.......................      57,087    204,440                            261,527
 Issuance of 3,191,489 common shares,
   $5 par value, to ESOP Trust........      15,957     59,043    (75,000)                  --
 Allocation of benefits--ESOP.........                             9,601                   9,601
 Capital stock expenses, net..........                 (6,285)                            (6,285)
                                         ---------  ---------  ---------- --------     ----------

BALANCE AT DECEMBER 31, 1992 .........     669,315    897,317   (240,399)  847,744     2,173,977
  Net income for 1993.................                                     249,953       249,953
  Cash dividends on common shares--
    $1.76 per share...................                                    (218,179)     (218,179)
  Issuance of 344,106 common shares,
    $5 par value......................       1,720      6,538                              8,258
  Allocation of benefits--ESOP........                  1,800     12,194                  13,994
  Capital stock expenses, net.........                 (3,915)                            (3,915)
                                         ---------  ---------   --------- ---------    ----------

BALANCE AT DECEMBER 31, 1993 .........   $ 671,035  $ 901,740  $(228,205) $879,518  $  2,224,088
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

CONSOLIDATED STATEMENTS OF QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                      QUARTER ENDED
1993 <F15>(a)                       March 31      June 30    September 30  December 31
                                    --------      -------    ------------  -----------
                                       (Thousands of Dollars, except per share data)
Operating Revenues ..............   $958,192      $853,769      $915,239     $901,893
                                    ========      ========      ========     ========
Operating Income.................   $125,079      $ 89,510      $l02,725     $134,361
                                    ========      ========      ========     ========
Net Income.......................   $112,447      $ 14,759      $ 46,421     $ 76,326
                                    ========      ========      ========     ========
Earnings Per Common Share .......   $   0.91      $   0.12      $   0.37     $   0.62
                                    ========      ========      ========     ========






1992 <F16>(b)
Operating Revenues ..............   $762,730      $718,746      $847,873     $887,525
                                    ========      ========      ========     ========
Operating Income.................   $112,690      $104,291      $115,077     $108,372
                                    ========      ========      ========     ========
Net Income ......................   $ 75,018      $ 64,426      $ 61,355     $ 55,255
                                    ========      ========      ========     ========
Earnings Per Common Share........   $   0.63      $   0.50      $   0.47     $   0.43
                                    ========      ========      ========     ========






CONSOLIDATED GENERAL OPERATING STATISTICS
                                   1993  1992<F16>(b)   1991     1990     1989
                                   ----  -----------    ----     ----     ----
System Capability-MW (c)<F17>..    7,795.3   7,823.2   5,916.2   5,909.6  5,963.7
System Peak Demand-MW..........    6,191.0   5,781.0   4,999.8   4,753.9  4,858.0
Nuclear Capacity-MW(c)<F17>....    3,110.0   2,981.1   2,380.0   2,459.5  2,397.1
Nuclear Capacity Factor(%)(d)<F18>    80.8      63.7      50.6      69.4     68.6
Nuclear Contribution to Total
  Energy Requirements (%) (c)<F17>    62.1      48.5      43.5      57.5     56.8

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