Form 10-K/A, Exhibit 13
period 1993-12-31
NORTHEAST UTILITIES; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1994-03-31
CIK 72741, 23426, 106170, 315256, 880416

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
                                                      ===========   ===========

The accompanying notes are an integral part of these financial statements.

THE CONNECTICUT LIGHT AND POWER COMPANY

STATEMENTS OF INCOME


For the Years Ended December 31,                       1993        1992    1991
- ----------------------------------------------------------------------------------------
                                                            (Thousands of Dollars)

Operating Revenues................................ $2,366,050  $2,316,451  $2,275,737
                                                   -----------  ----------- -----------
Operating Expenses:
  Operation--
    Fuel, purchased and net interchange
      power.......................................    657,121     598,287     559,131
    Other.........................................    641,402     605,675     614,440
  Maintenance.....................................    180,403     197,460     184,727
  Depreciation....................................    219,776     209,884     198,597
  Amortization of regulatory assets, net..........    112,353      73,456      55,693
  Federal and state income taxes
    <F9>(Note 8)..................................    144,547     172,236     173,102
  Taxes other than income taxes...................    170,353     171,642     166,212
                                                   -----------  ----------- -----------
     Total operating expenses.....................  2,125,955   2,028,640   1,951,902
                                                   -----------  ----------- -----------
Operating Income..................................    240,095     287,811     323,835
                                                   -----------  ----------- -----------
Other Income:
  Deferred nuclear plants return--
     other funds..................................     23,537      35,396      36,714
  Equity in earnings of regional
    nuclear generating companies..................      6,193       8,014       8,021
  Other, net......................................     (1,044)      6,964       9,226
  Income taxes--credit............................      4,859      11,171      13,004
                                                   -----------  ----------- -----------
     Other income, net............................     33,545      61,545      66,965
                                                   -----------  ----------- -----------
     Income before interest charges...............    273,640     349,356     390,800
                                                   -----------  ----------- -----------
Interest Charges:
  Interest on long-term debt......................    134,263     151,314     166,256
  Other interest..................................      9,654       4,205       1,542
  Deferred nuclear plants return--
    borrowed funds <F2>(Note 1)...................    (13,979)    (12,877)    (17,816)
                                                   -----------  ----------- -----------
     Interest charges, net........................    129,938     142,642     149,982
                                                   -----------  ----------- -----------
Income before cumulative effect of
  accounting change...............................    143,702     206,714     240,818
Cumulative effect of accounting change <F2>(Note 1)    47,747        -           -
                                                   -----------  ----------- -----------
Net Income........................................ $  191,449  $  206,714   $ 240,818
                                                   ===========  =========== ===========

The accompanying notes are an integral part of these financial statements.

The Connecticut Light and Power Company
STATEMENTS OF CASH FLOWS


- --------------------------------------------------------------------------------------------
For the Years Ended December 31,                                  1993      1992       1991
                                                                --------- ---------  ---------
                                                                   (Thousands of Dollars)
   Cash Flows From Operations:
     Net Income .............................................. $ 191,449 $ 206,714  $ 240,818
     Adjusted for the following:
      Depreciation............................................   226,951   223,058    204,534
      Deferred income taxes and investment tax credits, net...   (20,188)   72,138    107,599
      Deferred nuclear plants return, net of amortization.....    58,740    10,071     (3,529)
      Deferred energy costs, net of amortization..............   123,129   (22,408)  (119,629)
      Deferred conservation and load-management,
       net of amortization....................................   (23,955)  (31,989)   (47,402)
      Other sources of cash...................................    81,386    13,256     37,143
      Other uses of cash......................................   (26,431)  (66,494)   (38,730)
      Changes in working capital:
       Receivables and accrued utility revenues...............    (9,370)      245    (36,882)
       Fuel, materials, and supplies..........................    11,951     1,296     24,735
       Accounts payable.......................................     5,433   (18,067)    52,029
       Accrued taxes..........................................   (82,018)   15,344    (42,228)
       Other working capital (excludes cash)..................     9,754     7,154     12,462
                                                                --------- ---------  ---------
   Net Cash Flows From Operations.............................   546,831   410,318    390,920
                                                                --------- ---------  ---------
   Cash Flows Used For Financing Activities:
     Long-term debt...........................................   740,500   491,000        -
     Preferred stock..........................................    80,000    75,000        -
     Financing expenses.......................................    (2,393)   (9,825)       -
     Net increase (decrease) in short-term debt...............  (109,490)   15,240    108,385
     Reacquisitions and retirements of long-term debt.........
       and preferred stock....................................  (886,969) (523,123)   (90,877)
     Cash dividends on preferred stock........................   (29,182)  (31,977)   (34,541)
     Cash dividends on common stock...........................  (160,365) (164,277)  (172,587)
                                                                --------- ---------  ---------
   Net cash flows used for financing activities...............  (367,899) (147,962)  (189,620)
                                                                --------- ---------  ---------
   Investment Activities:
     Investment in plant (including capital leases):
       Electric utility plant.................................  (149,308) (225,901)  (178,670)
       Nuclear fuel...........................................   (13,658)    3,139     (3,432)
                                                                --------- ---------  ---------
       Net cash flows used for investments in plant...........  (162,966) (222,762)  (182,102)
       Other investment activities, net.......................   (25,787)  (32,181)   (18,334)
                                                                --------- ---------  ---------
   Net cash flows used for investments........................  (188,753) (254,943)  (200,436)
                                                                --------- ---------  ---------
   Net Increase (Decrease) In Cash for the Period.............    (9,821)    7,413        864
       Cash and special deposits - beginning of period........    12,104     4,691      3,827
                                                                --------- ---------  ---------
       Cash and special deposits - end of period.............. $   2,283 $  12,104  $   4,691
                                                                ========= =========  =========
   Supplemental Cash Flow Information:
   Cash paid (received) during the year for:
     Interest, net of amounts capitalized during
     construction............................................. $ 130,592 $ 143,957  $ 162,760
                                                                ========= =========  =========
     Income taxes............................................. $ 149,056 $  95,199  $  92,884
                                                                ========= =========  =========
   Increase in obligations:
     Niantic Bay Fuel Trust................................... $  40,140    30,948     14,713
                                                                ========= =========  =========
     Capital leases........................................... $   -         -         10,500
                                                                ========= =========  =========

   The accompanying notes are an integral part of these financial statements.

THE CONNECTICUT LIGHT AND POWER COMPANY

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY


- ------------------------------------------------------------------------------------
                                                   Capital    Retained
                                         Common    Surplus,   Earnings
                                         Stock     Paid In     <F1>(a)     Total
- ------------------------------------------------------------------------------------
                                                       (Thousands of Dollars)
Balance at January 1, 1991..........   $122,229   $636,175   $ 705,303  $1,463,707

    Net income for 1991.............                           240,818     240,818
    Cash dividends on preferred
      stock.........................                           (34,541)    (34,541)
    Cash dividends on common stock..                          (172,587)   (172,587)
    Capital stock expenses, net.....                 1,027                   1,027
                                       ---------  ---------  ---------- -----------
Balance at December 31, 1991........    122,229    637,202     738,993   1,498,424

    Net income for 1992.............                           206,714     206,714
    Cash dividends on preferred
      stock.........................                           (31,977)    (31,977)
    Cash dividends on common stock..                          (164,277)   (164,277)
    Loss on the retirement of
      preferred stock...............                              (636)       (636)
    Capital stock expenses, net.....                (2,351)                 (2,351)
                                       ---------  ---------  ---------- -----------
Balance at December 31, 1992........    122,229    634,851     748,817   1,505,897

    Net income for 1993.............                           191,449     191,449
    Cash dividends on preferred
      stock.........................                           (29,182)    (29,182)
    Cash dividends on common stock..                          (160,365)   (160,365)
    Capital stock expenses, net.....                (4,580)                 (4,580)
                                       ---------  ---------  ---------- -----------
Balance at December 31, 1993........   $122,229   $630,271   $ 750,719  $1,503,219
                                       =========  =========  ========== ===========


<F1> (a) The company has dividend restrictions imposed by its long-term debt agreements. At December 31, 1993, these restrictions totaled approximately $540.0 million.


The accompanying notes are an integral part of these financial statements.

THE CONNECTICUT LIGHT AND POWER COMPANY COMPANY

- ---------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
- ---------------------------------------------------------------------
<F2>
1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

<F6>
5.     PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION
Details of preferred stock not subject to mandatory redemption are:

                                   December 31,      Shares
                                     1993         Outstanding             December 31,
                                   Redemption      December 31   --------------------------------
Description                           Price            1993        1993       1992        1991
- --------------------------------------------------------------------------------------------------
                                                                     (Thousands of Dollars)
$1.90  Series of 1947. . . . .       $52.50          163,912     $  8,196   $  8,196    $  8,196
$2.00  Series of 1947. . . . .        54.00          336,088       16,804     16,804      16,804
$2.04  Series of 1949. . . . .        52.00          100,000        5,000      5,000       5,000
$2.06  Series E of 1954. . . .        51.00          200,000       10,000     10,000      10,000
$2.09  Series F of 1955. . . .        51.00          100,000        5,000      5,000       5,000
$2.20  Series of 1949. . . . .        52.50          200,000       10,000     10,000      10,000
$3.24  Series G of 1968. . . .        51.84          300,000       15,000     15,000      15,000
$3.80  Series J of 1971. . . .          -               -            -        20,000      20,000
$4.48  Series H of 1970. . . .          -               -            -        15,000      15,000
$4.48  Series I of 1970. . . .          -               -            -        20,000      20,000
$4.56  Series K of 1974. . . .          -               -            -          -         50,000
 3.90% Series of 1949. . . . .        50.50          160,000        8,000      8,000       8,000
 4.50% Series of 1956. . . . .        50.75          104,000        5,200      5,200       5,200
 4.50% Series of 1963. . . . .        50.50          160,000        8,000      8,000       8,000
 4.96% Series of 1958. . . . .        50.50          100,000        5,000      5,000       5,000
 5.28% Series of 1967. . . . .        51.43          200,000       10,000     10,000      10,000
 6.56% Series of 1968. . . . .        51.44          200,000       10,000     10,000      10,000
 7.60% Series of 1971. . . . .          -               -            -         9,996       9,996
 9.36% Series of 1970. . . . .          -               -            -          -         10,000
 9.60% Series of 1974. . . . .          -               -            -          -         14,999
 1989 Adjustable Rate DARTS. .        25.00        2,000,000       50,000     50,000      50,000
                                                                  -------    -------    --------
Total preferred stock
 not subject to mandatory
 redemption. . . . . . . . . .                                  $ 166,200  $ 231,196  $  306,195
                                                                  ========  ========    ========

All or any part of each outstanding series of such preferred stock may be redeemed by the company at any time at established redemption prices plus accrued dividends to the date of redemption.

<F7>
6.     PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION

Details of preferred stock subject to mandatory redemption are:

                                   December 31,      Shares
                                     1993         Outstanding           December 31,
                                   Redemption      December 31   --------------------------------
Description                          Price*            1993         1993       1992        1991
- --------------------------------------------------------------------------------------------------
                                                                    (Thousands of Dollars)
$5.52   Series L of 1975 . . . .    $  -        $       -     $      -      $   -      $  1,926
10.48%  Series of 1980 . . . . .       -                -            -          -        14,000
11.52%  Series of 1975 . . . . .       -                -            -          -           966
 9.10%  Series of 1987 . . . . .       -                -            -        50,000     50,000
 9.00%  Series of 1989 . . . . .     26.65         3,000,000       75,000     75,000     75,000
 7.23%  Series of 1992 . . . . .     52.41         1,500,000       75,000     75,000       -
 5.30%  Series of 1993 . . . . .     51.00         1,600,000       80,000       -          -
                                                                  --------   --------   --------
                                                                  230,000    200,000    141,892
Less preferred stock to be
 redeemed within on year . . . .                                     -         2,500      2,500
                                                                  --------   --------   --------
Total preferred stock
 subject to mandatory
 redemption  . . . . . . . . . .                                 $230,000   $197,500   $139,392
                                                                  ========   ========   ========

*Redemption prices reduce in future years.

The following table details redemption and sinking fund activity forpreferred stock subject to mandatory redemption:

                                Minimum
                                 Annual                    Shares Reacquired
                               Sinking-Fund      ------------------------------------
        Series                 Requirement       1993             1992         1991
- --------------------------------------------------------------------------------------
                          (Thousands of Dollars)
$5.52   Series L of 1975        $  -               -             38,524       40,000
10.48%  Series of 1980             -               -            280,000       40,000
11.52%  Series of 1975             -               -             19,318       20,008
 9.10%  Series of 1987             -          2,000,000           -            -
 9.00%  Series of 1989 (1)        3,750            -              -            -
 7.23%  Series of 1992 (2)        3,750            -              -            -
 5.30%  Series of 1993 (3)       16,000            -              -            -

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

<F9>
8.     INCOME TAX EXPENSE

The components of the federal and state income tax provisions charged to operations are:
- --------------------------------------------------------------------------------------------
For the Years Ended December 31,             1993 <F2>(Note 1)     1992         1991
- --------------------------------------------------------------------------------------------
                                                       (Thousands of Dollars)

Current income taxes:
  Federal. . . . . . . . . . . . . . . . .   $115,403           $ 61,773       $ 33,717
  State. . . . . . . . . . . . . . . . . .     44,473             27,153         18,782
                                             --------           --------       --------
    Total current. . . . . . . . . . . . .    159,876             88,926         52,499
                                             --------           --------       --------

Deferred income taxes, net:
  Federal. . . . . . . . . . . . . . . . .      3,808             60,788         88,554
  State. . . . . . . . . . . . . . . . . .    (12,987)            11,833         26,430
                                             --------           --------       --------
    Total deferred . . . . . . . . . . . .     (9,179)            72,621        114,984
                                             --------           --------       --------

  Investment tax credits, net  . . . . . .    (11,009)            (6,230)        (6,230)
                                             --------           ---------      ---------

     Total income tax expense. . . . . . .   $139,688           $155,317       $161,253
                                             ========           ========       ========

The components of total income tax expense are classified as follows:

  Income taxes charged to operating
   expenses. . . . . . . . . . . . . . . .   $144,547           $172,236       $173,102
  Income taxes associated with the
   amortization of deferred nuclear
   plants return - borrowed funds. . . . .          -            (15,157)       (12,263)
  Income taxes associated with AFUDC and
   deferred nuclear plants return -
   borrowed funds. . . . . . . . . . . . .          -              9,409         13,418
  Other income taxes - credit. . . . . . .     (4,859)           (11,171)       (13,004)
                                              --------           --------       ---------
  Total income tax expense . . . . . . . .   $139,688           $155,317       $161,253
                                             ========           ========       ========

Deferred income taxes are comprised of the tax effects of temporary differences as follows:

- ----------------------------------------------------------------------------------------------
For the Years Ended December 31,            1993 <F2>(Note 1)     1992           1991
- ----------------------------------------------------------------------------------------------
                                                              (Thousands of Dollars)

Depreciation, leased nuclear fuel,
 settlement credits, and disposal
 costs. . . . . . . . . . . . . . . . . .   $  42,663           $ 43,715       $ 49,636
Conservation and load management. . . . .       9,156             13,506         22,594
Postretirement benefits accrual . . . . .      (2,579)              -              -
Energy adjustment clauses . . . . . . . .     (52,189)            12,627         47,483
AFUDC and deferred nuclear plants
 return, net. . . . . . . . . . . . . . .     (13,741)            (5,748)         1,155
Early retirement program. . . . . . . . .      (3,355)             3,988         (9,718)
Pension accrual . . . . . . . . . . . . .       3,553                885           (351)
Settlement, canceled independent
 power plants . . . . . . . . . . . . . .        -                 7,251           -
Loss on bond redemption . . . . . . . . .       8,145                 10           -
Other . . . . . . . . . . . . . . . . . .        (832)            (3,613)         4,185
                                             ---------           --------       --------
    Deferred income taxes, net. . . . . .    $ (9,179)          $ 72,621       $114,984
                                             =========          ========       ========
A reconciliation between income tax expense and the expected tax expense at the applicable statutory rate is as follows:
- ----------------------------------------------------------------------------------------------
For the Years Ended December 31,            1993 <F2>(Note 1)      1992           1991
- ----------------------------------------------------------------------------------------------
                                                              (Thousands of Dollars)
Expected federal income tax at
 35 percent of pretax income
 for 1993 and 34 percent for
 1992 and 1991. . . . . . . . . . . . . .    $115,898           $123,091       $136,704
Tax effect of differences:
 Depreciation differences . . . . . . . .      19,264             15,826         10,647
 Deferred nuclear plants return -
  other funds . . . . . . . . . . . . . .      (8,294)           (12,035)       (12,483)
 Amortization of nuclear plants return -
  other funds . . . . . . . . . . . . . .      18,648             14,511         12,918
 Property tax differences . . . . . . . .     (12,320)              (732)           502
 Investment tax credit amortization . . .     (11,009)            (6,230)        (6,230)
 State income taxes, net of federal
  benefit . . . . . . . . . . . . . . . .      20,466             25,730         29,987
 Adjustment for prior years taxes . . . .      (2,330)            (3,500)        (7,000)
 Other, net . . . . . . . . . . . . . . .        (635)            (1,344)        (3,792)
                                             --------           --------       --------
   Total income tax expense . . . . . . .    $139,688           $155,317       $161,253
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

THE CONNECTICUT LIGHT AND POWER COMPANY

- ----------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA
- ----------------------------------------------------------------------------------------------------

- ----------------------------------------------------------------------------------------------------
Years Ended December 31,              1993          1992          1991         1990          1989
- ----------------------------------------------------------------------------------------------------

                                                         (Thousands of Dollars)
Continuing Operations:
 Operating Revenues. . . . . .     $2,366,050    $2,316,451    $2,275,737   $2,170,087   $2,069,559
 Operating Income. . . . . . .        240,095       287,811       323,835      320,641      327,220
 Net Income. . . . . . . . . .        191,449       206,714       240,818      224,783      207,875

Discontinued Gas
 Operations:
  Operating Revenues . . . . .           -             -            -            -          124,229
  Operating Income . . . . . .           -             -            -            -           12,563
  Net Income . . . . . . . . .           -             -            -            -            6,630

Cash Dividends on
 Common Stock. . . . . . . . .        160,365       164,277       172,587      179,921      155,972

Total Assets . . . . . . . . .      6,397,380     5,582,806     5,338,441    5,176,784    5,148,120
Long-Term Debt*. . . . . . . .      2,057,280     2,087,936     2,023,268    2,101,334    2,147,892
Preferred Stock Not
 Subject to Mandatory
 Redemption. . . . . . . . . .        166,200       231,196       306,195      306,195      306,195
Preferred Stock
 Subject to Mandatory
 Redemption* . . . . . . . . .        230,000       200,000       141,892      146,892      151,892
Obligations Under
 Capital Leases* . . . . . . .        177,418       197,404       208,924      233,919      252,652

*Includes portions due within one year.

- ----------------------------------------------------------------------------------------------------
STATEMENTS OF QUARTERLY FINANCIAL DATA (Unaudited)
- ----------------------------------------------------------------------------------------------------


                                                           Quarter Ended

- ----------------------------------------------------------------------------------------------------
1993                               March 31        June 30          September 30     December 31
- ----------------------------------------------------------------------------------------------------
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
                                   ========        ========          ========         ========

1992
- ----------------------------------------------------------------------------------------------------

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
                                   ========        ========          ========         ========

THE CONNECTICUT LIGHT AND POWER COMPANY

- ----------------------------------------------------------------------------------------------------
STATISTICS
- ----------------------------------------------------------------------------------------------------
                Gross Electric                     Average
                Utility Plant                       Annual
                 December 31,                      Use Per         Electric
               (Thousands of        kWh Sales      Residential     Customers         Employees
                  Dollars)         (Millions)     Customer (kWh)   (Average)       (December 31,)
- ----------------------------------------------------------------------------------------------------
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