Form 10-K/A, Exhibit 13
period 1993-12-31
NORTHEAST UTILITIES; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1994-03-31
CIK 72741, 23426, 106170, 315256, 880416

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
                                                       ===========  ===========














































The accompanying notes are an integral part of these financial statements.

WESTERN MASSACHUSETTS ELECTRIC COMPANY

STATEMENTS OF INCOME

For the Years Ended December 31,                      1993       1992      1991
- ----------------------------------------------------------------------------------
                                                       (Thousands of Dollars)

Operating Revenues................................ $415,055   $410,720  $409,840
                                                   ---------  --------- ---------

Operating Expenses:
  Operation--
    Fuel, purchased and net interchange
       power......................................   67,781     86,356    99,717
    Other.........................................  142,273    126,060   114,231
  Maintenance.....................................   34,259     39,303    36,795
  Depreciation....................................   35,751     34,257    35,636
  Amortization of regulatory assets...............   29,700     26,321    24,950
  Federal and state income taxes
    <F9>(Note 8)..................................   28,173     20,926    22,856
  Taxes other than income taxes...................   17,051     16,984    15,932
                                                   ---------  --------- ---------
     Total operating expenses.....................  354,988    350,207   350,117
                                                   ---------  --------- ---------
Operating Income..................................   60,067     60,513    59,723
                                                   ---------  --------- ---------
Other Income:
  Deferred Millstone 3 return--other
     funds........................................    1,439      2,119     2,763
  Equity in earnings of regional
    nuclear generating companies..................    1,680      2,170     2,181
  Other, net......................................    2,966      2,628     1,895
  Income taxes--credit............................      304        810     1,969
                                                   ---------  --------- ---------
     Other income, net............................    6,389      7,727     8,808
                                                   ---------  --------- ---------
     Income before interest charges...............   66,456     68,240    68,531
                                                   ---------  --------- ---------
Interest Charges:
  Interest on long-term debt......................   29,979     31,694    33,557
  Other interest..................................      881        469     1,544
  Deferred Millstone 3 return--
    borrowed funds <F2>(Note 1)...................   (1,076)      (945)   (1,207)
                                                   ---------  --------- ---------
     Interest charges, net........................   29,784     31,218    33,894
                                                   ---------  --------- ---------
Income before cumulative effect of
  accounting change...............................   36,672     37,022    34,637
Cumulative effect of accounting change <F2>(Note 1)   3,922       -         -
                                                   ---------  --------- ---------
Net Income........................................ $ 40,594   $ 37,022  $ 34,637
                                                   =========  ========= =========

The accompanying notes are an integral part of these financial statements.

   WESTERN MASSACHUSETTS ELECTRIC COMPANY
   STATEMENTS OF CASH FLOWS

                                                                --------- ---------  ---------
   For the Years Ended December 31,                               1993      1992       1991
                                                                --------- ---------  ---------
                                                                    (Thousands of Dollars)
   Cash Flows From Operations:
     Net Income .............................................. $  40,594  $  37,022  $  34,637
     Adjusted for the following:
      Depreciation............................................    38,296     36,735     36,984
      Deferred income taxes and investment tax credits, net...       918       (785)     3,767
      Deferred return - Millstone 3, net of amortization......    12,252      9,110      8,216
      Deferred energy costs, net of amortization..............     6,594     12,629     (8,418)
      Other sources of cash...................................    27,745     24,113     18,977
      Other uses of cash......................................    (5,142)   (10,814)    (9,662)
      Changes in working capital:
       Receivables and accrued utility revenues...............    (3,728)    12,288     (7,216)
       Fuel, materials, and supplies..........................     1,944        490      3,870
       Accounts payable.......................................    (2,078)    (5,355)     6,262
       Accrued taxes..........................................    (3,248)      (295)       344
       Other working capital (excludes cash)..................     2,433      1,932      4,971
                                                                ---------  ---------  ---------
   Net Cash Flows From Operations.............................   116,580    117,070     92,732
                                                                ---------  ---------  ---------
   Cash Flows Used For Financing Activities:
     Long-term debt...........................................   113,800     85,000        -
     Financing expenses.......................................      (359)      (470)       -
     Net increase (decrease) in short-term debt...............   (35,500)    (3,250)     7,750
     Reacquisitions and retirements of long-term debt
       and preferred stock....................................  (115,770)  (109,169)   (21,650)
     Cash dividends on preferred stock........................    (5,259)    (7,485)    (8,048)
     Cash dividends on common stock...........................   (28,785)   (29,536)   (31,499)
                                                                ---------  ---------  ---------
   Net cash flows used for financing activities...............   (71,873)   (64,910)   (53,447)
                                                                ---------  ---------  ---------
   Investment Activities:
     Investment in plant (including capital leases):
       Electric utility plant.................................   (34,592)   (46,061)   (32,775)
       Nuclear fuel...........................................    (2,926)     1,003       (570)
                                                                ---------  ---------  ---------
       Net cash flows used for investments in plant...........   (37,518)   (45,058)   (33,345)
       Other investment activities, net.......................    (7,169)    (7,101)    (5,917)
                                                                ---------  ---------  ---------
   Net cash flows used for investments........................   (44,687)   (52,159)   (39,262)
                                                                ---------  ---------  ---------
   Net Increase In Cash for the Period........................        20          1         23
   Cash and special deposits - beginning of period............       165        164        141
                                                                ---------  ---------  ---------
   Cash and special deposits - end of period.................. $     185  $     165  $     164
                                                                ========= ==========  =========
   Supplemental Cash Flow Information:
   Cash paid (received) during the year for:
     Interest, net of amounts capitalized during
     construction............................................. $  27,277  $  30,758  $  32,616
                                                                ========= =========  =========
     Income taxes............................................. $  21,200  $  17,711  $  22,047
                                                                ========= =========  =========
   Increase in obligations:
     Niantic Bay Fuel Trust................................... $   9,369  $   7,224  $   3,443
                                                                ========= =========  =========

   The accompanying notes are an integral part of these financial statements.

WESTERN MASSACHUSETTS ELECTRIC COMPANY

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY


- ---------------------------------------------------------------------------------------
                                                       Capital     Retained
                                            Common     Surplus,    Earnings
                                             Stock     Paid In      <F1>(a)    Total
- ---------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

Balance at January 1, 1991...............  $26,812    $148,401    $ 96,618   $271,831

    Net income for 1991..................                           34,637     34,637
    Cash dividends on preferred
      stock..............................                           (8,048)    (8,048)
    Cash dividends on common stock.......                          (31,499)   (31,499)
    Capital stock expenses, net..........                  295                    295
                                           --------   ---------   ---------  ---------
Balance at December 31, 1991.............   26,812     148,696      91,708    267,216

    Net income for 1992..................                           37,022     37,022
    Cash dividends on preferred
      stock..............................                           (7,485)    (7,485)
    Cash dividends on common stock.......                          (29,536)   (29,536)
    Loss on the retirement of preferred
      stock..............................                             (632)      (632)
    Capital stock expenses, net..........                  330                    330
                                           --------   ---------   ---------  ---------
Balance at December 31, 1992.............   26,812     149,026      91,077    266,915

    Net income for 1993..................                           40,594     40,594
    Cash dividends on preferred
      stock..............................                           (5,259)    (5,259)
    Cash dividends on common stock.......                          (28,785)   (28,785)
    Capital stock expenses, net..........                  293                    293
                                           --------   ---------   ---------  ---------
Balance at December 31, 1993.............  $26,812    $149,319    $ 97,627   $273,758
                                           ========   =========   =========  =========

<F1> (a) The company has dividend restrictions imposed by its long-term debt agreements.
         At December 31, 1993, these restrictions totaled approximately $71.1 million.

(/TABLE>
The accompanying notes are an integral part of these financial statements.













































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


















<F6>5.     PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION

Details of preferred stock not subject to mandatory redemption are:
                                   December 31,      Shares
                                      1993         Outstanding             December 31,
                                   Redemption      December 31    --------------------------------
Description                           Price            1993          1993      1992        1991
- --------------------------------------------------------------------------------------------------
                                                                        (Thousands of Dollars)
9.60% Series A of 1970 . . . . .   $   -                -         $  -        $  -        $15,000
7.72% Series B of 1971 . . . . .    103.51           200,000       20,000      20,000      20,000
1988 Adjustable Rate DARTS . . .     25.00         2,140,000       53,500      53,500      53,500
                                                                  -------     -------     -------
Total preferred stock not subject
 to mandatory redemption . . . .                                  $73,500     $73,500     $88,500
                                                                  =======      ======      ======

All or any part of each outstanding series of preferred stock may be redeemed by the company at any time at established redemption prices plus accrued dividends to the date of redemption.


<F7>6.     PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION

Details of preferred stock subject to mandatory redemption are:
                                   December 31,      Shares
                                      1993         Outstanding             December 31,
                                   Redemption      December 31   --------------------------------
Description                          Price*            1993          1993       1992        1991
- --------------------------------------------------------------------------------------------------

                                                                        (Thousands of Dollars)
7.60% Series of 1987 . . . . . .    $26.14         1,080,000        $27,000    $28,500     $28,502

Less preferred stock to be
 redeemed within one year,
 net of reacquired stock . . . .                                      1,500      1,500           2
                                                                    -------    -------     -------
 Total preferred stock subject to mandatory redemption              $25,500    $27,000     $28,500
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

<F9>8.     INCOME TAX EXPENSE

The components of the federal and state income tax provisions are:

- --------------------------------------------------------------------------------------------
For the Years Ended December 31,            1993 <F2>(Note 1)    1992         1991
- --------------------------------------------------------------------------------------------
                                                       (Thousands of Dollars)

Current income taxes:
  Federal. . . . . . . . . . . . . . . . .   $22,239           $16,736       $13,550
  State. . . . . . . . . . . . . . . . . .     4,712             4,165         3,570
                                             -------           -------       -------
    Total current. . . . . . . . . . . . .    26,951            20,901        17,120
                                             -------           -------       -------

Deferred income taxes, net:
  Federal. . . . . . . . . . . . . . . . .     1,683            (1,466)        1,581
  State. . . . . . . . . . . . . . . . . .       664               117         1,259
                                             -------           -------       -------
    Total deferred . . . . . . . . . . . .     2,347            (1,349)        2,840
                                             -------           -------       -------

  Investment tax credits, net  . . . . . .    (1,429)           (1,251)       (1,251)
                                             -------           --------      -------

     Total income tax expense. . . . . . .   $27,869           $18,301       $18,709
                                             =======           =======       =======


The components of total income tax expense are classified as follows:

  Income taxes charged to operating
   expenses. . . . . . . . . . . . . . . .   $28,173           $20,926       $22,856
  Income taxes associated with the
   amortization of deferred Millstone 3
   return - borrowed funds . . . . . . . .      -               (2,410)       (2,945)
  Income taxes associated with AFUDC and
   deferred Millstone 3 return -
   borrowed funds. . . . . . . . . . . . .      -                  595           767
  Other income taxes - credit. . . . . . .      (304)             (810)       (1,969)
                                             -------           -------       -------
  Total income tax expense . . . . . . . .   $27,869           $18,301       $18,709
                                             =======           =======       =======

Deferred income taxes are comprised of the tax effects of temporary differences as follows:

- --------------------------------------------------------------------------------------------
For the Years Ended December 31,               1993              1992          1991
- --------------------------------------------------------------------------------------------
                                                       (Thousands of Dollars)

Depreciation, leased nuclear fuel,
  settlement credits, and disposal costs .    $6,852           $ 4,070        $ 5,911
Construction overheads . . . . . . . . . .      -                 -              (979)
Energy adjustment clause . . . . . . . . .    (2,627)           (4,663)         1,409
AFUDC and Deferred Millstone 3 return,
 net . . . . . . . . . . . . . . . . . . .    (2,191)           (1,815)        (2,178)
Deferred refueling cost. . . . . . . . . .       413               666              6
Early retirement program . . . . . . . . .      (544)              775         (1,809)
Loss on bond redemption. . . . . . . . . .     1,561                18            527
Conservation and load management . . . . .      (712)              394           (419)
Other. . . . . . . . . . . . . . . . . . .      (405)             (794)           372
                                              ------           -------        -------
  Deferred income taxes, net . . . . . . .    $2,347           $(1,349)       $ 2,840
                                              ======           =======        =======

A reconciliation between income tax expense and the expected tax expense at the applicable statutory rates:
- --------------------------------------------------------------------------------------------
For the Years Ended December 31,               1993              1992          1991
- --------------------------------------------------------------------------------------------
                                                       (Thousands of Dollars)

Expected federal income tax at
 35 percent of pretax income for
 1993 and 34 percent for 1992
 and 1991. . . . . . . . . . . . . . . . .   $23,962          $18,810        $18,138
  Tax effect of differences:
    Depreciation differences . . . . . . .     1,784           (1,584)            (9)
    Deferred Millstone 3 return -
     other funds . . . . . . . . . . . . .      (504)            (721)          (940)
    Amortization of deferred Millstone 3
     return - other funds. . . . . . . . .     3,341            2,856          2,876
    Construction overheads . . . . . . . .      -                -              (979)
    Investment tax credit amortization . .    (1,429)          (1,251)        (1,251)
    State income taxes, net of federal
     benefit . . . . . . . . . . . . . . .     3,494            2,829          3,215
    Adjustment for prior years taxes . . .      -              (1,500)        (1,000)
    Other, net . . . . . . . . . . . . . .    (2,779)          (1,138)        (1,341)
                                             -------          -------        -------
         Total income tax expense. . . . .   $27,869          $18,301        $18,709
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

FEDERAL AND STATE INCOME TAXES

Federal and state income taxes increased $7.8 million in 1993, as compared to 1992, primarily because of higher book taxable income and one-time adjustments in 1992 causing 1992 taxes to be lower than would otherwise be expected. 33
























































WESTERN MASSACHUSETTS ELECTRIC COMPANY

- ----------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------

                                      1993          1992          1991         1990          1989
- ----------------------------------------------------------------------------------------------------
                                                          (Thousands of Dollars)
Operating Revenues . . . . . . . $   415,055     $  410,720      $ 409,840   $  375,456   $  348,720

Operating Income . . . . . . . .      60,067         60,513         59,723       57,448       55,483

Net Income . . . . . . . . . . .      40,594         37,022         34,637       35,191       38,578

Cash Dividends on
  Common Stock . . . . . . . . .      28,785         29,536          31,499      34,459       28,974

Total Assets . . . . . . . . . .   1,204,642      1,130,684       1,119,593   1,134,986    1,135,096

Long-Term Debt*. . . . . . . . .     393,232        392,976         401,095     419,527      418,093

Preferred Stock Not Subject to
  Mandatory Redemption . . . . .      73,500         73,500          88,500      88,500       88,500

Preferred Stock Subject to
 Mandatory Redemption<F14>*  . .      27,000         28,500          28,502      30,000       30,000

Obligations Under Capital
 Leases<F14>*. . . . . . . . . .      36,902         41,509          44,134      52,370       56,730

<F14>*Includes portions due within one year.

- ----------------------------------------------------------------------------------------------------
STATEMENTS OF QUARTERLY FINANCIAL DATA (Unaudited)
- ----------------------------------------------------------------------------------------------------
                                                           Quarter Ended
                                 -----------------------------------------------------------------
1993                               March 31        June 30          September 30     December 31
- ----------------------------------------------------------------------------------------------------

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
                                   ========        =======          =========         ========

WESTERN MASSACHUSETTS ELECTRIC COMPANY
- ----------------------------------------------------------------------------------------------------
STATISTICS
- ----------------------------------------------------------------------------------------------------
                Gross Electric                     Average
                Utility Plant                       Annual
                December 31,                        Use Per          Electric
               (Thousands of        kWh Sales      Residential       Customers          Employees
                  Dollars)         (Millions)     Customer (kWh)     (Average)        (December 31,)
- ----------------------------------------------------------------------------------------------------
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