Form 10-K/A, Exhibit 13
period 1993-12-31
NORTHEAST UTILITIES; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1994-03-31
CIK 72741, 23426, 106170, 315256, 880416

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
                                                     ===========    ===========

The accompanying notes are an integral part of these financial statements.

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

BALANCE SHEETS



At December 31,                                              1993           1992
- -----------------------------------------------------------------------------------
                                                           (Thousands of Dollars)

CAPITALIZATION AND LIABILITIES
- ------------------------------

Capitalization:
  Common stock, $1 par value--authorized
   and outstanding 1,000 shares in 1993 and 1992....... $         1    $         1
  Capital surplus, paid in.............................     421,245        420,762
  Retained earnings....................................      60,840         21,853
                                                        -----------    -----------
           Total common equity.........................     482,086        442,616
  Cumulative preferred stock subject to mandatory
   redemption--$25 par value--authorized 25,000,000 shares;
        outstanding 5,000,000 shares in 1993 and 1992..     125,000        125,000
  Long-term debt.......................................     999,985      1,093,985
                                                        -----------    -----------
           Total capitalization........................   1,607,071      1,661,601
                                                        -----------    -----------

Obligations Under Seabrook Power Contract
   and Other Capital Leases <F2>(Note 2)...............     815,553        752,866
                                                        -----------    -----------
Current Liabilities:
  Notes payable to banks...............................        -            35,000
  Notes payable to affiliated company..................       2,500          8,500
  Long-term debt--current portion......................      94,000         94,000
  Obligations under Seabrook Power Contract and
   other capital leases--current portion <F2>(Note 2)..      41,006         34,960
  Accounts payable.....................................      27,119         28,406
  Accounts payable to affiliated companies.............      17,576         19,183
  Accrued taxes........................................         122          1,725
  Accrued interest.....................................      11,142         11,281
  Accrued pension benefits.............................      31,890         30,683
  Other................................................      22,014         23,727
                                                        -----------    -----------
                                                            247,369        287,465
                                                        -----------    -----------
Deferred Credits:
  Accumulated deferred income taxes <F1>(Note 1).......      18,076           -
  Accumulated deferred investment tax credits..........       6,174          6,740
  Deferred contract obligation--YAEC <F4>(Note 4)......      24,150         28,160
  Deferred revenue from affiliated company <F11>(Note 11)    33,284         32,909
  Other................................................      22,834         24,027
                                                        -----------    -----------
                                                            104,518         91,836
                                                        -----------    -----------

Commitments and Contingencies <F11>(Note 11)

           Total Capitalization and Liabilities........ $ 2,774,511    $ 2,793,768
                                                        ===========    ===========

The accompanying notes are an integral part of these financial statements.

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

STATEMENTS OF INCOME

- -----------------------------------------------------------------------------------------
                                        Jan. 1,   June 5,   Jan. 1,   May 16,    Jan. 1,
                                          1993      1992      1992      1991      1991
                                           to        to        to        to        to
                                        Dec. 31,  Dec. 31,  June 4,   Dec. 31,  May 15,
For the Periods                           1993      1992      1992      1991      1991
- -----------------------------------------------------------------------------------------
                                                  (Thousands of Dollars)
                                                          |                   |
                                                          |                   |
Operating Revenues.................... $864,415  $492,559 |$381,769  $539,827 |$ 246,281
                                       --------- ---------|--------- ---------|----------
Operating Expenses:                                       |                   |
  Operation--                                             |                   |
    Fuel, purchased and net                               |                   |
     interchange power................  208,023   105,346 | 123,784   139,166 |   95,261
    Other.............................  301,534   176,679 | 103,250   119,296 |   80,231
  Maintenance.........................   35,427    20,535 |  22,520    42,335 |   19,936
  Depreciation........................   38,580    21,526 |  25,183    36,590 |   28,269
  Amortization of regulatory                              |                   |
   assets, net........................   67,379    51,143 |  36,528    53,554 |    -
  Federal and state income                                |                   |
   taxes <F8>(Note 8).................   73,263    39,197 |  16,449    38,316 |  (12,769)
  Taxes other than income taxes.......   34,675    16,927 |  19,805    27,815 |   13,737
                                       --------- ---------|--------- ---------|----------
      Total operating expenses........  758,881   431,353 | 347,519   457,072 |  224,665
                                       --------- ---------|--------- ---------|----------
Operating Income......................  105,534    61,206 |  34,250    82,755 |   21,616
                                       --------- ---------|--------- ---------|----------
Other Income:                                             |                   |
  Deferred Seabrook return--other                         |                   |
   funds..............................     -         -    |  12,101    15,578 |    -
  Equity in earnings of regional                          |                   |
   nuclear generating companies                           |                   |
   and subsidiary company.............    1,371     1,031 |     869     1,426 |      681
  Bankruptcy related expenses.........     -         -    |  (5,084)   (2,574)|   (9,314)
  Gain on generating projects.........     -         -    |   6,498      -    |   12,446
  Other, net..........................    1,041     2,519 |      63     8,706 |    3,359
  Income taxes - credit...............   23,044    14,254 |  12,814    20,665 |  (12,495)
                                       --------- ---------|--------- ---------|----------
      Other income, net...............   25,456    17,804 |  27,261    43,801 |   (5,323)
                                       --------- ---------|--------- ---------|----------
      Income before interest charges..  130,990    79,010 |  61,511   126,556 |   16,293
                                       --------- ---------|--------- ---------|----------
Interest Charges:                                         |                   |
  Interest on long-term debt..........   77,842    47,625 |  54,125    87,620 |   32,423
  Post-petition interest..............     -         -    |    -         -    |   42,101
  Other interest......................      911     1,987 |   3,913       130 |    3,238
  Deferred Seabrook return--borrowed                      |                   |
    funds, net of income taxes........     -         -    |  (9,305)  (13,888)|     -
                                       --------- ---------|--------- ---------|----------
      Interest charges, net...........   78,753    49,612 |  48,733    73,862 |   77,762
                                       --------- ---------|--------- ---------|----------
Income (Loss) before extraordinary                        |                   |
  loss................................   52,237    29,398 |  12,778    52,694 |  (61,469)
Extraordinary loss from                                   |                   |
  reorganization......................     -         -    |    -         -    |  (39,322)
                                       --------- ---------|--------- ---------|----------
Net Income (Loss)..................... $ 52,237  $ 29,398 |$ 12,778  $ 52,694 |$(100,791)
                                       ========= =========|========= =========|==========


PSNH was reorganized on May 16, 1991 and became a wholly owned subsidiary of Northeast Utilities on June 5, 1992.

The accompanying notes are an integral part of these financial statements.

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
STATEMENTS OF CASH FLOWS

- -----------------------------------------------------------------------------------------
                                            Jan. 1,  June 5,   Jan. 1,  May 16,   Jan. 1,
                                             1993     1992      1992     1991      1991
                                              to        to        to      to        to
                                            Dec. 31, Dec. 31,  June 4,  Dec. 31,  May 15,
 For the Periods                              1993     1992      1992     1991      1991
- -----------------------------------------------------------------------------------------

                                                         (Thousands of Dollars)
Cash Flows From Operations:
 Net income (loss)..........................$ 52,237 $ 29,398 |$ 12,778 $ 52,694 |$ (100,791)
 Adjusted for the following:                                  |                  |
  Depreciation..............................  38,665   21,561 |  25,183   36,590 |    28,269
  Deferred income taxes and investment                        |                  |
    tax credits, net........................  50,027   22,543 |   3,141   17,591 |      (294)
  Deferred return - Seabrook................    -        -    | (21,406) (29,466)|      -
  Deferred energy costs, net of amortization (39,660) (42,520)|   1,469  (38,909)|      -
  Amortization of regulatory asset<F1>(Note 1)89,822   51,836 |  36,528   53,554 |      -
  Other sources of cash.....................  15,394   12,088 |  15,967    3,899 |     2,362
  Other uses of cash........................ (12,042)  (4,825)|  (4,355) (47,117)|   (11,364)
  Changes in working capital:                                 |                  |
   Receivables and accrued utility revenues.  (3,161) (18,314)|  34,432   44,976 |     7,962
     Fuel, materials, and supplies..........   3,936      459 |  (4,945) (23,187)|     4,482
     Accounts payable.......................  (2,894)   5,083 |  (8,189) (23,769)|    39,299
     Accrued taxes..........................  (1,602) (17,323)|  20,409  (22,693)|    25,232
     Other working capital (excludes cash)..  (2,224)  12,610 | (26,056) (55,114)|    27,761
                                            --------- --------|--------- --------|-----------
Net cash flows from (used for) operations... 188,498   72,596 |  84,956  (30,951)|    22,918
                                            --------- --------|--------- --------|-----------
Cash Flows From Financing Activities:                         |                  |
 Common shares..............................    -     425,000 |    -         846 |      -
 Long-term debt.............................  44,800   75,000 |    -        -    | 1,331,785
 Preferred stock............................    -        -    |    -        -    |   125,000
 Financing expenses.........................    (267)    -    |     (45)  (7,734)|   (21,132)
 Net increase(decrease) in short-term debt.. (41,000) (64,500)|    -      87,200 |      (292)
 Reacquisitions and retirements of                            |                  |
   long-term debt...........................(138,800)(171,000)| (27,000)    -    |      -
 Cash dividends on preferred                                  |                  |
   stock<F6>(Note 6)........................ (13,250)  (9,938)|  (3,312)  (8,282)|      -
 Acquisition settlement <F1>(Note 1)........    -    (841,466)|    -        -    |      -
 Settlement of bankruptcy claims............    -        -    |    -     (14,412)|(1,505,373)
                                            --------- --------|--------- --------|-----------
Net cash flows from (used for)                                |                  |
       financing activities.................(148,517)(586,904)| (30,357)  57,618 |   (70,012)
                                            -------- ---------|--------- --------|-----------
Investment Activities:                                        |                  |
 Investments in plant:                                        |                  |
   Electric utility plant................... (35,360) (15,352)| (25,266) (22,683)|   (19,852)
   Nuclear fuel.............................    (614)    (552)|  (9,990)  (3,125)|     3,386
                                             -------- --------|--------- --------|-----------
Net cash flows used for investments in plant (35,974) (15,904)| (35,256) (25,808)|   (16,466)
 Sale of Seabrook assets to NAEC............    -     504,265 |    -        -    |      -
 Other investment activities, net ..........    (340)    (180)|    -          30 |        (3)
                                            --------- --------|--------- --------|-----------
Net cash flows from (used for) investments.. (36,314) 488,181 | (35,256) (25,778)|   (16,469)
                                            --------- --------|--------- --------|-----------
Net Incr.\(Decr.) In Cash for the Period....   3,667  (26,127)|  19,343      889 |   (63,563)
Cash and special deposits -                                   |                  |
    beginning of period.....................   2,328   28,455 |   9,112    8,223 |    71,786
                                            --------- --------|--------- --------|-----------
Cash and special deposits - end of period...$  5,995 $  2,328 |$ 28,455 $  9,112 |$    8,223
                                            ========= ========|========= ========|===========
Supplemental Cash Flow Information:                           |                  |
Cash paid during the periods for:                             |                  |
  Interest, net of amounts capitalized                        |                  |
   during construction......................$ 75,609 $ 35,405 |$ 53,427 $ 71,909 |$  349,663
                                            ========= ========|========= ========|===========
  Income taxes..............................$  2,390 $    410 |$    909 $     60 |$       20
                                            ========= ========|========= ========|===========
Increase in obligations:                                      |                  |
  Seabrook Power Contract...................$ 84,796 $ 37,490 |$    -   $    -   |$     -
                                            ======== =========|========= ========|===========
  Capital leases............................$  4,696 $   -    |$    -   $    -   |$     -
                                            ========= ========|========= ========|===========

PSNH was reorganized on May 16, 1991 and became a wholly owned subsidiary of Northeast Utilities on June 5, 1992.

The accompanying notes are an integral part of these financial statements.

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

STATEMENTS OF COMMON EQUITY


- -----------------------------------------------------------------------------------------
                                                       Capital
                                            Common     Surplus,    Retained
                                            Stock      Paid In     Earnings       Total
- -----------------------------------------------------------------------------------------
                                                           (Thousands of Dollars)

Balance at January 1, 1991..............  $210,773    $435,420    $(742,207)   $ (96,014)

    Net loss............................                            (61,469)     (61,469)
                                          ---------   ---------   ----------   ----------
Balance at May 15, 1991.................  $210,773    $435,420    $(803,676)   $(157,483)
                                          =========   =========   ==========   ==========
_________________________________________________________________________________________

Balance at May 16, 1991.................  $ 31,982    $607,366    $    -       $ 639,348
    Net income..........................                             52,694       52,694
    Cash dividends on preferred stock...                             (8,282)      (8,282)
    Stock dividends on common stock.....     5,470      38,310      (43,780)        -
    Issuance of 42,313 shares of
      common stock, $1 par value........        42         622                       664
                                          ---------   ---------   ----------   ----------
Balance at December 31, 1991............    37,494     646,298          632      684,424
    Net income..........................                             12,778       12,778
    Cash dividends on preferred stock...                             (5,704)      (5,704)
    Stock dividends on common stock.....     1,962      16,456      (18,418)        -
    Capital stock expenses, net.........                    (2)                       (2)
                                          ---------   ---------   ----------   ----------
Balance at June 4, 1992.................  $ 39,456    $662,752    $ (10,712)   $ 691,496
                                          =========   =========   ==========   ==========
_________________________________________________________________ ________________________

Balance at June 5, 1992.................  $   -       $   -       $   -          $  -
    Net income..........................                             29,398       29,398
    Cash dividends on preferred stock...                             (7,545)      (7,545)
    Issuance of 1,000 shares of common
      stock, $1 par value...............         1                                     1
    Premium on common stock.............               424,999                   424,999
    Capital stock expenses, net.........                (4,237)                   (4,237)
                                          ---------   ---------   ----------   ----------
Balance at December 31, 1992............         1     420,762       21,853      442,616
    Net income..........................                             52,237       52,237
    Cash dividends on preferred stock...                            (13,250)     (13,250)
    Capital stock expenses, net.........                   483                       483
                                          ---------   ---------   ----------   ----------
Balance at December 31, 1993............  $      1    $421,245    $  60,840    $ 482,086
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

<F8>

8. INCOME TAX EXPENSE

The components of federal and state income tax provisions are:

- --------------------------------------------------------------------------------------------------
                             Jan. 1, 1993   June 5, 1992  Jan. 1, 1992  May 16, 1991  Jan. 1, 1991
                                  to            to            to            to            to
For the Periods              Dec. 31, 1993  Dec. 31, 1992 June 4, 1992  Dec. 31, 1991 May 15, 1991
- --------------------------------------------------------------------------------------------------
                             <F1>(Note 1)         (Thousands of Dollars)
Current income taxes:
  Federal . . . . . . . . .  $  (937)         $ 2,400       $    415     $   -       $    -
  State . . . . . . . . . .    1,183              -               79          60           20
                             --------         --------      ---------    --------    ---------
     Total current. . . . .      246            2,400            494          60           20
                             --------         --------      ---------    --------    ---------
Deferred income taxes, net:
  Federal . . . . . . . . .   47,407           23,086          8,703      25,342          111
  State . . . . . . . . . .    3,131              -              -           -            -
                             --------         --------      ---------    --------    ---------
     Total deferred . . . .   50,538           23,086          8,703      25,342          111
                             --------         --------      ---------    --------    ---------
Investment tax credits, net     (565)            (326)          (341)       (498)        (294)
                             --------         --------      ---------    --------    ---------
   Total income tax expense  $50,219          $25,160        $ 8,856      $24,904    $   (163)
                             ========         ========      =========    ========    =========

The components of total income tax expense are classified as follows:

Income taxes charged to
    operating expenses . .   $73,263          $39,197        $16,449      $38,316    $(12,769)
Income taxes associated
 with the deferred return
 on Seabrook . . . . . . .       -                -            4,793        7,155         -
Income taxes associated
 with allowance for funds used
 during construction (AFUDC)
 and the deferred return on
 New Hampshire Electric
 Cooperative (NHEC)
 deferred costs. . . . . .       -                217            428           98         111
Other income taxes - credit  (23,044)         (14,254)       (12,814)     (20,665)     12,495
                            ---------         --------       --------     --------   ---------
  Total income tax expense   $50,219          $25,160        $ 8,856      $24,904    $   (163)
                            =========         ========       ========     =======    =========

Deferred income taxes are comprised of the tax effects of temporary differences as follows:
- -----------------------------------------------------------------------------------------------------
                          Jan. 1, 1993     June 5, 1992    Jan. 1, 1992  May 16, 1991   Jan. 1, 1991
                               to               to             to              to            to
For the Periods           Dec. 31, 1993    Dec. 31, 1992   June 4, 1992  Dec. 31, 1991  May 15, 1991
- -----------------------------------------------------------------------------------------------------

                      <F1>(Note 1)           (Thousands of Dollars)
Depreciation . . . . . . . .$  4,549         $  1,629         $12,333     $21,450         $17,289
Energy adjustment clauses. .  15,155           14,520          (1,359)     14,476           4,628
Deferred tax asset
  associated with NOL. . . .  25,438            9,335          (2,317)    (17,149)        (81,002)
Alternative minimum tax. . .   1,056           (2,441)           (394)        -                -
Amortization of prepaid
  deferred taxes . . . . . .   7,667              -               -           -                -
Seabrook unsecured interest.     -                -               -           -            52,058
Deferred return on Seabrook.     -                -             4,793       7,155              -
Severance benefits . . . . .     -                254          (1,020)        -                -
Other . . . .. . . . . . . .  (3,327)            (211)         (3,333)       (590)          7,138
                             --------         --------       ---------    --------        ---------
  Deferred income taxes, net $50,538          $23,086        $  8,703     $25,342         $   111
                             ========         ========       =========    ========        =========


A reconciliation between income tax expense and the expected tax expense at the applicable statutory rates is as follows:

- ---------------------------------------------------------------------------------------------------------



                            Jan. 1, 1993   June 5, 1992     Jan. 1, 1992  May 16, 1991   Jan. 1, 1991
                                to             to               to            to              to
For the Periods             Dec. 31, 1993  Dec. 31, 1992    June 4, 1992  Dec. 31, 1991   May 15, 1991
- ---------------------------------------------------------------------------------------------------------



                     <F1>(Note 1)            (Thousands of Dollars)
Expected
federal income
 tax at 35 percent pretax
 income for 1993 and 34
 percent for 1992 and 1991. .$35,860          $18,550         $ 7,356     $26,383        $ (34,324)
Tax effect of differences:
  Depreciation differences .   1,593            1,032          (8,314)    (12,455)            1,524
Amortization of Regulatory
  Asset - Rate Agreement . .  23,765           17,624          12,477      18,294               -
Seabrook intercompany loss . (19,176)         (11,903)            -           -                 -
Reorganization expenses. . .     -                 22           1,728         795             5,179
Deferred investment return .     -                -            (3,832)     (5,231)              -
Unused book NOL. . . . . . .     -                -               -           -              22,058
State tax, net of federal
   benefit . . . . . . . . .   2,804              -               -           -                 -
Amortization of prepaid
  deferred taxes . . . . . .   7,667              -               -           -                 -
Other, net . . . . . . . . .  (2,294)            (165)           (559)     (2,882)            5,400

                             --------         --------        --------    --------       -----------
Total income tax expense . . $50,219          $25,160         $ 8,856     $24,904        $     (163)
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









































The components of net pension cost for PSNH are:

- ---------------------------------------------------------------------------------------
                          Jan. 1, 1993     June 5, 1992   Jan. 1, 1992   Jan. 1, 1991
                              to               to             to             to
For the Periods           Dec. 31, 1993    Dec. 31, 1992  June 4, 1992   Dec. 31, 1991
- ---------------------------------------------------------------------------------------

                                               (Thousands of Dollars)
Service cost . . . . . .     $  7,539          $ 2,889       $  3,850     $  8,382
Interest cost. . . . . .       11,180            6,810          6,200       12,771
Return on plan assets. .      (19,308)          (5,026)        (4,561)     (45,157)
Net amortization . . . .        7,215           (1,206)        (1,067)      37,224
                             --------          --------       --------     --------
Net pension cost . . .  .    $  6,626          $ 3,467        $ 4,422      $13,220
                             ========          ========       ========     ========


























For calculating pension cost, the following assumptions were used:
- -------------------------------------------------------------------------------

                    Jan. 1, 1993     June 5, 1992   Jan. 1, 1992   Jan. 1, 1991
                         to               to             to             to
For the Periods     Dec. 31, 1993    Dec. 31, 1992  June 4, 1992  Dec. 31, 1991

- --------------------------------------------------------------------------------

Discount rate. . . . .  8.00%           8.00%         8.00%          8.00%
Expected long-term
 rate of return . .  .  8.50            9.00          9.00           8.50
Compensation/
progression rate . . .  5.00            6.00          6.00           6.00
- --------------------------------------------------------------------------------
PAGE>19
The following table represents the Plan's funded status reconciled to the Balance Sheets:


- -----------------------------------------------------------------------
At December 31,                                     1993      1992
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

(This page left intentionally blank)


SELECTED FINANCIAL DATA
- -----------------------------------------------------------------------------------------------------


- -----------------------------------------------------------------------------------------------------
                             January 1, 1993    June 5, 1992<F14>* January 1, 1992  May 16, 1991<F15>**
                                  to                   to                to                to
For the Periods             December 31, 1993   December 31, 1992     June 4, 1992   December 31, 1991
- ------------------------------------------------------------------------------------------------------

                                                     (Thousands of Dollars)
Operating Revenues. . . .      $864,415              $492,559        $381,769             $539,827

Operating Income. . . . .       105,534                61,206          34,250               82,755

Net Income (Loss) . . . .        52,237                29,398          12,778               52,694



- -----------------------------------------------------------------------------------------------------
At                          December 31, 1993   December 31, 1992  June 4, 1992<F14>* December 31, 1991
- -----------------------------------------------------------------------------------------------------

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

SELECTED FINANCIAL DATA

- ------------------------------------------------------------------------------------
                             January 1, 1991  January 1, 1990       January 1, 1989
                                   to                to                to
For the Periods                May 15, 1991   December 31, 1990    December 31, 1989
- ------------------------------------------------------------------------------------

                                          (Thousands of Dollars)
Operating Revenues. . . .      $246,281              $660,122        $624,137

Operating Income. . . . .        21,616                63,059          98,126

Net Income (Loss) . . . .      (100,791)             (210,012)       (203,237)


- --------------------------------------------------------------------------------------
At                           May 15, 1991<F15>**  December 31, 1990  December 31, 1989
- --------------------------------------------------------------------------------------

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


PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
- -----------------------------------------------------------------------------------------------------
STATISTICS
- -----------------------------------------------------------------------------------------------------
          Gross Electric                    Average
          Utility Plant                     Annual
           December 31,                     Use Per         Electric
          (Thousands of     kWh Sales     Residential      Customers      Employees
             Dollars)      (Millions)   Customer (kWh)    (Average)   (December 31,)
- -----------------------------------------------------------------------------------------------------
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




- -----------------------------------------------------------------------------------------------------

STATEMENTS OF QUARTERLY FINANCIAL DATA (Unaudited)
- -----------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------
1993                           March 31          June 30           September 30       December 31
- -----------------------------------------------------------------------------------------------------
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
                              ========          ========             ========           ========

- -----------------------------------------------------------------------------------------------------

                                              April 1 -    June 5 -
1992<F16>*                        March 31    June 4       June 30         Sept. 30    Dec. 31
- -----------------------------------------------------------------------------------------------------

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