Form 10-K/A, Exhibit 13
period 1993-12-31
NORTHEAST UTILITIES; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1994-03-31
CIK 72741, 23426, 106170, 315256, 880416

Exhibit 13.5




                                     1993


                                ANNUAL REPORT






                      NORTH ATLANTIC ENERGY CORPORATION

                             1993 Annual Report

                      North Atlantic Energy Corporation

                                    Index



Contents                                                        Page
- --------                                                        ----

Balance Sheets . . . . . . . . . . . . . . . . .                1-2

Statements of Income . . . . . . . . . . . . . .                 3

Statements of Cash Flows . . . . . . . . . . . .                 4

Statements of Common Stockholder's Equity. . . .                 5

Notes to Financial Statements. . . . . . . . . .                6-16

Report of Independent Public Accountants . . . .                 17

Management's Discussion and Analysis of Financial
 Condition and Results of Operations . . . . . .               18-22

Selected Financial Data. . . . . . . . . . . . .                 23

Statistics . . . . . . . . . . . . . . . . . . .                 23

Statement of Quarterly Financial Data. . . . . .                 23

Bondholder Information . . . . . . . . . . . . .              Back Cover

NORTH ATLANTIC ENERGY CORPORATION

BALANCE SHEETS



At December 31,                                                 1993      1992<F1>(a)
- --------------------------------------------------------------------------------------

                                                               (Thousands of Dollars)
ASSETS
- ------

Utility Plant, at original cost:
  Electric............................................     $   758,170    $  756,806

     Less: Accumulated provision for depreciation.....          56,649        36,327
                                                           ------------  ------------
                                                               701,521       720,479
  Construction work in progress.......................           7,618         4,775
  Nuclear fuel, net...................................          23,339        13,339
                                                           ------------  ------------
      Total net utility plant.........................         732,478       738,593
                                                           ------------  ------------


Other Property and Investments:
  Nuclear decommissioning trust, at cost..............           7,881         5,037
                                                           ------------  ------------


Current Assets:
  Cash and special deposits...........................           8,404         6,264
  Receivables.........................................           3,677           349
  Receivables from affiliated companies...............          20,304        22,842
  Materials and supplies, at average cost.............           7,353         5,362
  Prepayments and other...............................           4,183         4,157
                                                           ------------  ------------
                                                                43,921        38,974
                                                           ------------  ------------


Deferred Charges:
  Deferred costs--Seabrook <F4>(Note 1)...............          85,428        22,801
  Regulatory asset--income taxes <F4>(Note 1).........          19,432           -
  Unamortized debt expense............................           5,507         6,179
  Deferred DOE assessment <F4>(Note 1)................           4,905         4,965
  Other...............................................           1,269         1,574
                                                           ------------  ------------
                                                               116,541        35,519
                                                           ------------  ------------


      Total Assets....................................     $   900,821    $  818,123
                                                           ============  ============

<F1>(a) NAEC began operations on June 5, 1992.
The accompanying notes are an integral part of these financial statements.

NORTH ATLANTIC ENERGY CORPORATION

BALANCE SHEETS



At December 31,                                                 1993      1992<F1>(a)
- --------------------------------------------------------------------------------------

                                                               (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
- ------------------------------

Capitalization:
  Common stock, $1 par value--authorized
   and outstanding 1,000 shares.......................     $         1    $        1
  Capital surplus, paid in............................         160,999       160,999
  Retained earnings...................................          38,701        12,703
                                                           ------------   -----------
           Total common stockholder's equity..........         199,701       173,703

  Long-term debt <F7>(Note 4).........................         560,000       560,000
                                                           ------------   -----------
           Total capitalization.......................         759,701       733,703
                                                           ------------   -----------


Current Liabilities:
  Notes payable to affiliated company.................             -          18,500
  Accounts payable....................................           3,999           760
  Accounts payable to affiliated companies............           2,389           602
  Accrued interest....................................          18,288        18,288
  Accrued taxes.......................................             127             1
  Deferred DOE obligation--current portion <F4>(Note 1)            845          -
                                                           ------------  ------------
                                                                25,648        38,151
                                                           ------------  ------------


Deferred Credits:
  Accumulated deferred income taxes <F4>(Note 1)......          74,772         8,395
  Deferred obligation to affiliated company <F9>(Note 6)        33,284        32,909
  Deferred DOE obligation <F4>(Note 1)................           3,941         4,965
  Deferred Seabrook tax settlement obligation.........           3,475          -
                                                           ------------  ------------
                                                               115,472        46,269
                                                           ------------  ------------


Commitments and Contingencies <F10>(Note 7)




      Total Capitalization and Liabilities............     $   900,821    $  818,123
                                                           ============  ============

<F1>(a) NAEC began operations on June 5, 1992.
The accompanying notes are an integral part of these financial statements.

NORTH ATLANTIC ENERGY CORPORATION

STATEMENTS OF INCOME

                                                 January 1, 1993     June 5, 1992
                                                       to                 to
                                                  December 31,       December 31,
For the Periods                                       1993           1992<F1>(a)
- ---------------------------------------------------------------------------------
                                                        (Thousands of Dollars)

Operating Revenues...........................   $       125,408     $     78,444
                                                ----------------   -------------

Operating Expenses:
  Operation--
    Fuel.....................................             7,067            1,688
    Other....................................            35,656           25,305
  Maintenance................................             7,858            9,413
  Depreciation...............................            22,642           12,905
  Federal and state income taxes <F8>(Note 5)             5,673            2,583
  Taxes other than income taxes..............            12,794           10,428
                                                ----------------   -------------
        Total operating expenses.............            91,690           62,322
                                                ----------------   -------------
Operating Income.............................            33,718           16,122
                                                ----------------   -------------


Other Income:
  Deferred Seabrook return--other funds......            13,397            7,784
  Other, net.................................             1,891              200
  Income taxes-credit........................             1,653           10,428
                                                ----------------   -------------
        Other income, net....................            16,941           18,412
                                                ----------------   -------------
        Income before interest charges.......            50,659           34,534
                                                ----------------   -------------


Interest Charges:
  Interest on long-term debt.................            64,022           36,647
  Other interest.............................                45              200
  Deferred Seabrook return--borrowed funds,
     <F4>(Note 1)............................           (39,406)         (15,016)
                                                ----------------   -------------
        Interest charges, net................            24,661           21,831
                                                ----------------   -------------


Net Income ..................................   $        25,998     $     12,703
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

   NORTH ATLANTIC ENERGY CORPORATION
   STATEMENTS OF CASH FLOWS

   For the Periods                                               January 1, 1993 June 5, 1992
                                                                       to             to
                                                                  December 31,   December 31,
                                                                      1993       1992 <F1>(a)

- -------------------------------------------------------------------------------------------
                                                                      (Thousands of Dollars)
   Cash Flows From Operations:
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

NORTH ATLANTIC ENERGY CORPORATION
STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

- -------------------------------------------------------------------------------------
                                                      Capital    Retained
                                           Common     Surplus,   Earnings
                                           Stock      Paid In    <F2>(a)    Total
- -------------------------------------------------------------------------------------
                                                     (Thousands of Dollars)

Balance at June 5, 1992 <F3>(b)......... $     -     $     -    $    -     $   -

    Net income for 1992.................                           12,703    12,703
    Issuance of 1,000 shares of common
      stock, $1 par value...............          1                               1
    Premium on common stock.............               160,999              160,999
                                         ----------- ---------- --------------------

Balance at December 31, 1992............          1    160,999     12,703   173,703

    Net income for 1993.................                           25,998    25,998
                                         ----------- ---------- --------------------

Balance at December 31, 1993............ $        1  $ 160,999  $  38,701  $199,701
                                         =========== ========== ====================


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