Form 10-K, Exhibit 13
period 1995-12-31
NORTHEAST UTILITIES; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1996-03-14
CIK 72741, 23426, 106170, 315256, 880416

EXHIBIT 13.1

TABLE OF CONTENTS

FINANCIAL AND STATISTICAL SECTION

Pages 15-21
-----------
MANAGEMENT'S DISCUSSION AND ANALYSIS

Page 22
-----------
COMPANY REPORT

Page 23
-----------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Page 24
-----------
CONSOLIDATED STATEMENTS OF INCOME

Page 25
-----------
CONSOLIDATED STATEMENTS OF CASH FLOWS

Pages 26-27
-----------
CONSOLIDATED BALANCE SHEETS

Pages 28-29
-----------
CONSOLIDATED STATEMENTS OF CAPITALIZATION

Page 30
-----------
CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

Page 31
-----------
CONSOLIDATED STATEMENTS OF INCOME TAXES

Pages 32-43
-----------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Page 44
-----------
CONSOLIDATED STATEMENTS OF QUARTERLY FINANCIAL DATA (UNAUDITED)

Page 44
-----------
CONSOLIDATED GENERATION STATISTICS

Page 45
-----------
SELECTED CONSOLIDATED FINANCIAL DATA

Page 46
-----------
CONSOLIDATED SALES STATISTICS

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION

OVERVIEW
    Earnings per common share were $2.24 in 1995, a decrease of $0.06, from $2.30 in 1994. The 1995 earnings were lower as a result of higher operation expenses, lower wholesale revenues, and higher fuel and purchased-power costs. These decreases were partially offset by higher fuel revenues, higher revenues from the final step of The Connecticut Light and Power Company's (CL&P) three-year rate plan and the sixth step of the Public Service Company of New Hampshire (PSNH) rate agreement, higher deferral of cogeneration expenses in Connecticut, lower income tax expenses, and a reduction in maintenance costs.

    Retail kilowatt-hour sales fell by 0.1 percent in 1995, as a result of a flat economy in southern New England and mild weather in the first quarter of 1995. Retail kilowatt-hour sales were down 0.3 percent for CL&P, and 0.1 percent for Western Massachusetts Electric Company (WMECO), but sales rose 0.4 percent for PSNH. With the southern New England economy not forecasted to grow substantially during 1996, sales levels are expected to remain flat.

    NU's operating companies act as both buyers and sellers of electricity in the highly competitive wholesale electricity market in the Northeast. Increased competition has made the renegotiation of expiring wholesale contracts, as well as the signing of new contracts, financially challenging. As a result, wholesale power revenues fell to approximately $303 million in 1995, from approximately $331 million in 1994. NU's efforts to enhance its wholesale revenues resulted in several new contracts in 1995.

    During 1995, the Federal Energy Regulatory Commission issued a proposal for restructuring the electric-power industry, which calls for open access to transmission facilities, a standard formula for calculating rates, and full recovery of stranded investments. The impact on NU of this proposal, which is expected to be finalized in 1996, is not known at this time.

    During 1995, a Massachusetts Senate Committee and the Coalition of Northeastern Governors released reports addressing the restructuring of the electric-power industry and its resulting impact on customers and states. Both of these reports presented the future as one in which there would be some form of continued regulation for transmission and distribution with fully competitive generation.

    In 1995, the New Hampshire Legislature created a committee to review the industry's structure and called for the New Hampshire Public Utilities Commission (NHPUC) to initiate a retail wheeling pilot program. Under the current NHPUC proposal, the program, which is expected to begin in 1996, will initially impact 3 percent of PSNH's peak retail electric load, but only allows for a 50-percent recovery of PSNH's potentially strandable costs. PSNH and the NHPUC staff have entered into a joint recommendation that, if approved by the NHPUC, would govern PSNH's participation in the retail wheeling pilot program. Under this settlement, PSNH would provide competing electric suppliers access to 3 percent of its retail customers. PSNH would recover 100 percent of its potentially strandable costs via a delivery charge, but would provide a 10-percent incentive credit off its traditional rates to encourage customer participation in the two-year experiment.

    Also in 1995, Connecticut and Massachusetts regulatory commissions concluded that while increased competition is in the public interest, electric utilities should have the opportunity to recover "net, nonmitigatable stranded costs" during a transition period to full competition. While such a conclusion is encouraging, there is uncertainty with regard to the final regulatory and legislative definitions of terms such as "net, nonmitigatable" and "stranded costs."

    NU is taking a proactive role in the electric-power industry's movement toward competition. In its "Path To A Competitive Future" (the plan), NU outlined a comprehensive approach to enhancing customer satisfaction and market efficiency while moving toward full competition in the electricity marketplace. The plan calls for several significant changes in electricity pricing, the ability to introduce new products and services, the method of rate-setting, and the operation of the New England Power Pool. The plan also calls for the phase-in of supplier choices through the use of pilot programs. Management believes that a fully competitive market for electricity should begin once all issues relating to the transition from traditional utility regulation have been thoroughly addressed.

[REGULATORY ASSETS CHART as follows]

       REGULATORY ASSETS
        (in millions)

            ACTUAL

        1993 - $2,032
        1994 - $2,045
        1995 - $2,034
        -------------

          PROJECTED

        1996 - $2,000
        1998 - $1,500
        2000 - $1,000
        -------------

As our industry becomes more
competitive, significant
reductions of the deferred
costs known as "regulatory
assets" over the next five
years is one of NU's key
financial strategies.

[END CHART]

    In addition to the formulation of this plan and ongoing meetings with legislators, regulators, and others in the industry, NU is moving ahead in other areas, including revenue enhancement initiatives and cost reductions, to better position itself for an increasingly competitive environment.

    A comprehensive companywide effort, which started in 1994, to reengineer NU's business and operating processes continued throughout 1995. NU expects that this effort will have significant positive effects on operating costs and customer service. Many of the organizational changes in the operating and service functions announced in 1995 and early 1996 are consistent with the initial recommendations of the reengineering teams. While NU's reengineering efforts will be reduced in 1996, implementation costs relating to the previous reengineering efforts are expected to increase.

    With retail electric revenues accounting for approximately 90 percent of its 1995 revenues, NU has continued to develop a number of initiatives to retain and serve its existing customers and to expand its retail customer base. The most visible result of these efforts is the expansion of the Retail Marketing organization. Retail Marketing's mission is to better understand the needs and concerns of NU's retail customer and to develop innovative approaches to address these issues. These initiatives include providing discounts to certain customers for signing economic development and competitive generation-based contracts, offering demand-side-management services, and providing additional products and services.

WORKFORCE REDUCTIONS
    In January 1996, NU completed its nuclear workforce reduction plan. Approximately 220 positions were eliminated through a combination of early retirements, attrition, and layoffs. The total pretax cost of the workforce reduction, which was recognized in 1995, was approximately $9 million.

RATE MATTERS
    NU follows accounting principles in accordance with Statement of Financial Accounting Standards (SFAS) 71, "Accounting for the Effects of Certain Types of Regulation" that allows the economic effects of rate regulation to be reflected. Under these principles, regulators may permit incurred costs for certain events or transactions, which would be treated as expenses by nonregulated enterprises, to be deferred as regulatory assets and recovered in revenues at a later date.

    The creation of these regulatory assets has kept down electric rates in past years, at the expense of having higher rates in the future. At December 31, 1995, NU's regulatory assets totaled approximately $2.0 billion. The largest regulatory asset, nearly $1.2 billion, is related to the future recovery of income taxes. The substantial costs of amortizing these regulatory assets would hinder NU from competing effectively in an openly competitive electric market if customers are not required to pay such costs. Given the increasingly competitive nature of the industry and increased activity in the regulatory environment, NU has made the recovery of regulatory assets one of its central financial strategies, while balancing the customer's pricing needs with shareholder's earnings requirements. Under its existing rate agreements, NU is allowed to recover a significant portion of its regulatory assets during the next five years. However, maintaining or increasing the present recovery level is dependent upon the outcome of negotiations between NU and its regulatory agencies when its current rate agreements expire in each of its jurisdictions.

    The chart on this page illustrates the levels of regulatory assets from 1993 to 1995, and the projected levels for 1996, 1998, and 2000 under existing rate agreements.

    Given that NU's current rate agreements expire during 1996 and 1997, NU will actively pursue early negotiations with its regulatory agencies to determine whether, or to what extent, rates should be adjusted going forward. NU's strategy during these negotiations will be to maintain stable rates, applying any available earnings that may result to reduce the balance of its regulatory assets. Management is unable to predict the ultimate outcome of these negotiations, which will be subject to regulatory approvals.

    This strategy will require NU to maintain its strong cash flow from operations, as measured by approximately a 4:1 cash coverage of the common dividend in 1995. At its January meeting, the NU Board of Trustees (the Board) decided to continue the current $0.44 per quarter common dividend. Although NU has a strong cash coverage of the current dividend, the Board decided against increasing the dividend at this time, given regulatory uncertainties, continued weakness in the economy, and the need for improvement of the Millstone nuclear operations.

    In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS 121, which was effective January 1, 1996, requires assets, including regulatory assets, that are no longer probable of recovery through future revenues be charged to earnings.

    If future competition or regulatory actions cause any portion of its operations to no longer be subject to SFAS 71, NU would be required to determine the fair value of the related regulatory assets and liabilities and record any necessary write-downs. Additionally, if events create uncertainty about the recoverability of any of NU's remaining long-lived assets, a similar analysis would be required for those assets in accordance with SFAS 121. Under its current regulatory environment, NU believes that its use of SFAS 71 remains appropriate and that the adoption of SFAS 121 will not have a material impact on its financial position or results of operations.

    See the "Notes to Consolidated Financial Statements," Note 1G, for further details on regulatory accounting.

CONNECTICUT
    CL&P's retail rates increased by approximately $48 million, or 2.06 percent, in July 1995, representing the final step of a three-year rate plan approved by the Department of Public Utility Control (DPUC). CL&P's 1993 rate decision has been appealed; however, management believes it is unlikely that the appeal will prevail.

    CL&P recovers from, or refunds to, customers certain fuel costs if its nuclear units do not operate at a predetermined capacity factor (currently 72 percent) through a Generation Utilization Adjustment Clause (GUAC). CL&P is currently recovering approximately $80 million of fuel costs for the 1994-1995 GUAC period (net of $19 million of asserted fuel overrecoveries for the period) over 18 months. CL&P has appealed the $19 million that was set aside from its allowed recovery and will seek to join this appeal to appeals currently pending from previous GUAC periods.

NEW HAMPSHIRE
    In June 1995, PSNH's base rates increased by 5.5 percent under the sixth step of a seven-year 1989 rate agreement approved by the NHPUC. In November 1995, the NHPUC authorized a PSNH request to reduce its Fuel and Purchased Power Adjustment Clause (FPPAC) rate, which took effect on December 1, 1995, and will continue through May 31, 1996. The decision reduced PSNH's overall rates by approximately 2.6 percent.

    In 1995, PSNH completed installation of equipment to comply with the Clean Air Act Amendments of 1990. The capitalized cost of the installation was approximately $25 million, and will cause PSNH to spend approximately $4 million annually for additional operation and maintenance costs. In April 1995, the NHPUC began proceedings to determine whether these costs are recoverable from customers. The NHPUC is allowing PSNH to recover these costs through the FPPAC, subject to refund, pending a final decision.

    The costs associated with purchases by PSNH from certain nonutility generators (NUGs) over the level assumed in rates are deferred for recovery over ten-year periods through the FPPAC. PSNH is attempting to renegotiate these arrangements with the NUGs. At December 31, 1995, the unrecovered deferral was approximately $192 million, including buyout payments of approximately $34 million for two of PSNH's eight wood-fired NUGs. By December 31, 1995, PSNH had reached agreements with the owners of the remaining six wood-fired NUGs. If consummated, these agreements could result in net savings of approximately $430 million to PSNH's customers over a period of 20 years following guaranteed payments of approximately $250 million. Management will reevaluate whether to proceed with these agreements if the NHPUC fails to provide for full recovery of stranded costs.

MASSACHUSETTS
    In February 1996, WMECO and the Massachusetts Attorney General proposed a settlement with the Department of Public Utilities (DPU), which, if approved, would continue the 2.4-percent rate reduction instituted in June 1994. The reduction would remain in effect through February 1998. Additionally, the settlement would terminate WMECO's pending reviews of its generating plant performance, any potential reviews associated with Millstone 2's 1994-1995 extended outage, and accelerate its recovery of generation assets by approximately $6 million and $10 million in 1996 and 1997, respectively.

NUCLEAR PERFORMANCE
    On January 31, 1996, the Nuclear Regulatory Commission (NRC) placed Millstone 1, 2, and 3 (Millstone) on its "watch list." The NRC's action was in response to a number of performance concerns which have arisen since 1990 and a failure to resolve employee safety concerns. The NRC's action will result in close monitoring of programs and performance at Millstone to assure the development and implementation of effective corrective actions.

    Management plans to continue its extensive efforts already under way to address these concerns. Concurrent with the NRC's action, NU provided the NRC with the results of a comprehensive self-assessment review of the employee concern program at Millstone. Additionally, in January 1996, NU announced a reorganization of its nuclear operations, which included the creation of a new office of Nuclear Safety and Oversight.

    Although the start-up of Millstone 1, which is currently in outage, will be affected by its placement on the NRC's "watch list," operations at Millstone 2 and 3 have not been restricted. Management expects that the increased NRC attention will inevitably have effects and costs that are not known at this time.

    In November 1995, Millstone 1 began a planned refueling and maintenance outage. The outage has been extended to allow NU to complete reviews required by the NRC. In response to a request by the NRC, NU is conducting a detailed review of Millstone 1's Final Safety Analysis Report and an assessment of the plant's readiness to ensure that the future operation of the plant will be conducted in accordance with the terms and conditions of its operating license and the NRC's regulations. The outage schedule is currently under review, but the unit is not expected to return to service before the mid-to-late part of the second quarter of 1996. Total replacement-power costs attributable to the Millstone 1 outage extension for CL&P and WMECO are expected to be approximately $6.5 million per month. In addition, operation and maintenance (O&M) costs to be incurred as a result of the extension are estimated to be approximately $20 million. Replacement-power costs are deferred and amortized through rates for CL&P and are recovered currently through rates for WMECO. Nuclear outage O&M costs are deferred and amortized through rates for both companies. The recovery, or refund, of outage costs is subject to prudence reviews in both Connecticut and Massachusetts.

    The composite capacity factor of the five nuclear generating units that NU operates--including the Connecticut Yankee nuclear unit--was 69.9 percent in 1995, compared with 67.5 percent for 1994, and a 1995 national average of 77.6 percent. The 1995 capacity factor was impacted by an extended refueling and maintenance outage for Millstone 2.

    See the "Notes to Consolidated Financial Statements," Note 6B, for further information on outage deferrals and recoveries.

ENVIRONMENTAL MATTERS
    NU devotes substantial resources to identify and comply with the multitude of environmental requirements it faces. NU has active auditing programs addressing a variety of regulatory requirements, including an environmental auditing program to detect and remedy noncompliance with environmental laws or regulations.

    NU is potentially liable for environmental cleanup costs at a number of sites both inside and outside its service territories. To date, the future estimated environmental remediation liability has not been material with respect to the earnings or financial position of NU. At December 31, 1995, NU had recorded an environmental reserve amounting to approximately $15 million, the minimum amount required under SFAS 5, "Accounting for Contingencies." These costs could be significantly higher if alternate remedies become necessary.

    In October 1995, the Connecticut Department of Environmental Protection
(CDEP) issued a consent order to CL&P and the Long Island Lighting Company (LILCO) requiring those companies to address leaks from the Long Island cable, which is jointly owned by CL&P and LILCO. NU will incur additional costs to meet the requirements of the order and to meet any subsequent CDEP requirements resulting from the studies under the consent order, which cannot be estimated at this time. Management also cannot determine at this time whether long-term future operation of the cable will remain cost effective subsequent to any additional CDEP requirements.

NUCLEAR DECOMMISSIONING
    NU's estimated cost to decommission its shares of Millstone 1, 2, and 3 and Seabrook 1 is approximately $1.2 billion in year-end 1995 dollars. These costs are being recognized over the lives of the respective units and a portion is being recovered through rates.

    The FASB is currently reviewing the accounting for closure and removal costs, including decommissioning and similar costs for long-lived assets. If current electric-power industry accounting practices for such decommissioning costs were changed, annual provisions for decommissioning would increase and the estimated costs for decommissioning would be recorded as a liability rather than as a component of accumulated depreciation.

    See the "Notes to Consolidated Financial Statements," Note 3, for further information on nuclear decommissioning, including NU's share of costs to decommission the regional nuclear generating units.

LIQUIDITY AND CAPITAL RESOURCES
    Cash provided from operations decreased approximately $49 million in 1995, from 1994, primarily due to higher cash operating expenses and lower working capital, partially offset by higher revenues from rate recoveries. Cash used for financing activities decreased approximately $51 million in 1995, from 1994, primarily due to lower net reacquisitions and retirements of long-term debt and the issuance of additional common shares in 1995 for use in NU's Dividend Reinvestment Plan and the allocation of shares through the Employee Stock Ownership Plan, partially offset by a net decrease in short-term debt. Cash used for investments increased approximately $8 million in 1995, from 1994, primarily due to higher investments in the nuclear decommissioning trust in 1995, partially offset by lower construction expenditures.

    In October 1995, Moody's Investors Service lowered its ratings of PSNH and North Atlantic Energy Corporation (NAEC) securities, bringing the rating for PSNH's First Mortgage Bonds below investment grade. Standard & Poor's had previously downgraded PSNH to below investment grade. NAEC securities had not been previously rated at investment grade. These downgrades could adversely affect the future availability and cost of funds for these companies.

    Over the past three years, NU paid off approximately $1 billion of debt and reduced outstanding levels of preferred securities by approximately $75 million. Cash generated by improved earnings and higher levels of noncash expenses more than offset the cash needs of a modest construction program. NU projects further reductions of its long-term debt levels by $250 to $350 million during 1996 despite construction expenditures, which are budgeted to be approximately $35 million higher in 1996 than the $230 million program in 1995, since strong cash generation should continue. Short-term debt is expected to remain at approximately the same level as 1995.

    PSNH may be required to issue a significant amount of new debt in 1996, since it must fund the maturity of its $172.5 million first mortgage bond issue at the same time that it may need to finance more than $100 million for payments to its wood-fired NUGs. NU debt levels could drop by even more than the $250 to $350 million projected above if PSNH does not make any upfront payments to the NUGs.

    CL&P, PSNH, NAEC, and WMECO have entered into interest-rate-cap, interest-rate-swap, or fossil-fuel-swap contracts to reduce a portion of NU's interest-rate and fuel-price risks.

                          CHANGE IN OPERATING REVENUES
                               Increase/(Decrease)

-----------------------------------------------------------------
                                  1995 vs. 1994     1994 vs. 1993
-----------------------------------------------------------------
                                       (Millions of Dollars)

  Regulatory decisions                  $79              $53
  Fuel, purchased power, and
     FPPAC cost recoveries               63               (3)
  Sales volume                           (6)              48
  Wholesale revenues                    (19)             (67)
  Other revenues                        (11)             (17)
                                       ----              ---
  Total revenue change                 $106              $14
                                       ====              ===
-----------------------------------------------------------------

    See the "Notes to Consolidated Financial Statements," Note 7, for further information on derivative financial instruments and the "Consolidated Statements of Capitalization," for information on construction and long-term debt funding requirements.

RESULTS OF OPERATIONS

    The relative magnitude of how revenues received in 1995 were used by NU's continuing operations in 1995 is illustrated in the chart on the next page.

OPERATING REVENUES
    The components of the change in operating revenues for the past two years are provided in the table above.

    Operating revenues increased approximately $106 million in 1995, from 1994. Regulatory revenues increased primarily because of retail-rate increases for PSNH and CL&P and higher recoveries for demand-side-management costs. Fuel, purchased power, and FPPAC cost recoveries increased, primarily due to higher energy costs and the recovery of GUAC costs for CL&P. Wholesale revenues decreased, primarily due to capacity sales contracts that expired in 1994.

    Operating revenues increased approximately $14 million in 1994, from 1993. Revenues related to regulatory decisions increased, primarily because of the effects of changes in retail rates for CL&P and PSNH, and the July 1993 retail-rate increase for WMECO, partially offset by the June 1994 retail-rate reduction for WMECO and lower recoveries for demand-side-management costs. Sales volume increased as a result of higher retail sales from an improved economy. Retail sales increased 2.9 percent in 1994, from 1993 sales levels. Wholesale revenues decreased, primarily due to the expiration, in late 1993 and 1994, of some significant capacity sales contracts.

FUEL, PURCHASED AND NET INTERCHANGE POWER
    Fuel, purchased and net interchange power expense increased approximately $77 million in 1995, from 1994, primarily due to higher fossil generation, higher priced outside energy purchases from other utilities in 1995, and higher amortization, in 1995, of previously deferred FPPAC expenses.

    Fuel, purchased and net interchange power decreased approximately $86 million in 1994, from 1993, primarily due to the lower recognition of CL&P replacement-power fuel costs in 1994, partially offset by a higher level of outside energy purchases from other utilities in 1994.

OTHER OPERATION AND MAINTENANCE EXPENSES
    Other operation and maintenance expenses, net increased approximately $29 million in 1995, from 1994. Operation expenses increased approximately $46 million, primarily due to higher demand-side-management costs, higher rate recovery of postretirement benefit costs, and higher capacity charges from the regional nuclear generating units, partially offset by higher nuclear reserves for excess/obsolete inventory in 1994. Maintenance expenses decreased approximately $17 million, primarily due to lower maintenance costs at the fossil units and fossil reserves for excess/obsolete inventory in 1994.

    Other operation and maintenance expenses decreased approximately $20 million in 1994, from 1993, primarily due to higher costs in 1993 associated with early-retirement programs, lower 1994 payroll and benefit costs, lower fossil-unit costs, and lower capacity charges from the regional nuclear generating units, partially offset by higher 1994 costs associated with the operation and maintenance activities of the nuclear units (approximately $23 million), higher reserves for excess/obsolete inventory at the nuclear and fossil units in 1994, and higher outside services primarily related to the companywide process reengineering efforts.

DEPRECIATION EXPENSES
    Depreciation expenses increased approximately $19 million in 1995, from 1994, and approximately $14 million in 1994, from 1993, primarily as a result of higher plant balances and higher decommissioning levels.

AMORTIZATION OF REGULATORY ASSETS, NET
    Amortization of regulatory assets, net decreased approximately $32 million in 1995, from 1994, primarily because of the higher CL&P cogeneration deferrals in 1995 (approximately $18 million), the completion, during 1994, of the amortization of a 1993 cogeneration buyout, and the completion of WMECO's amortization of Millstone 3 phase-in costs in June 1995.

    Amortization of regulatory assets, net decreased approximately $48 million in 1994, from 1993, primarily because of the deferral of CL&P cogeneration expenses beginning in July 1994 as allowed under CL&P's 1993 retail-rate decision, the higher amortization in 1994 of PSNH's regulatory liability as allowed under a 1993 global settlement, and lower expenses associated with the recovery of Hydro-Quebec support payments, partially offset by higher amortization of Millstone 3 and Seabrook 1 phase-in costs.

FEDERAL AND STATE INCOME TAXES
    Federal and state income taxes decreased approximately $18 million in 1995, from 1994, primarily because of tax benefits from a favorable tax ruling and the expiration of the federal statute of limitations for 1991.

    Federal and state income taxes increased approximately $66 million in 1994, from 1993, primarily because of higher taxable income.

TAXES OTHER THAN INCOME TAXES
    Although the change in 1995, from 1994, was not significant, taxes other than income taxes increased approximately $7 million in 1994, from 1993, primarily due to higher Connecticut sales tax expense.

DEFERRED NUCLEAR PLANTS RETURN
    Deferred nuclear plants return decreased approximately $31 million in 1995, from 1994, and approximately $25 million in 1994, from 1993, primarily because additional Millstone 3 and Seabrook 1 investments were phased into rates.

INTEREST CHARGES
    Although the change in 1995, from 1994, was not significant, interest on long-term debt decreased approximately $19 million in 1994, from 1993, primarily because of lower average interest rates as a result of refinancing activities and lower 1994 debt levels.

[PIE CHART as follows]

1995 USE OF REVENUE
-------------------

24.3% - Energy Costs
20.8% - Other Operation
          and Maintenance
          Expenses
13.6% - Taxes
13.0% - Nonfuel Operating
          Expenses and
          Other Income, Net
12.7% - Wages and Benefits
 8.6% - Interest Charges
 7.0% - Common and Preferred
          Dividends

[END CHART]

CUMULATIVE EFFECT OF ACCOUNTING CHANGE
    The cumulative effect of the accounting change of approximately $52 million in 1993 represents the one-time change in the method of accounting for Connecticut municipal property tax expense recognized in the first quarter of 1993.

COMPANY REPORT

        The consolidated financial statements of Northeast Utilities and subsidiaries and other sections of this Annual Report were prepared by the company. These financial statements, which were audited by Arthur Andersen LLP, were prepared in accordance with generally accepted accounting principles using estimates and judgment, where required, and giving consideration to materiality.

        The company has endeavored to establish a control environment that encourages the maintenance of high standards of conduct in all of its business activities. The company maintains a system of internal controls over financial reporting, which is designed to provide reasonable assurance to the company's management and Board of Trustees regarding the preparation of reliable, published financial statements. The system is supported by an organization of trained management personnel, policies and procedures, and a comprehensive program of internal audits. Through established programs, the company regularly communicates to its management employees their internal control responsibilities and policies prohibiting conflicts of interest.

        The Audit Committee of the Board of Trustees is composed entirely of outside trustees. This committee meets periodically with management, the internal auditors, and the independent auditors to review the activities of each and to discuss audit matters, financial reporting, and the adequacy of internal controls.

        Because of inherent limitations in any system of internal controls, errors or irregularities may occur and not be detected. The company believes, however, that its system of internal accounting controls and control environment provide reasonable assurance that its assets are safeguarded from loss or unauthorized use and that its financial records, which are the basis for the preparation of all financial statements, are reliable.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF TRUSTEES AND SHAREHOLDERS
OF NORTHEAST UTILITIES:

        We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Northeast Utilities (a Massachusetts trust) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, common shareholders' equity, cash flows, and income taxes for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northeast Utilities and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

        As explained in Note 1A to the financial statements, effective January 1, 1993, Northeast Utilities and subsidiaries changed their method of accounting for property taxes.



ARTHUR ANDERSEN LLP










Hartford, Connecticut
February 16, 1996


CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,                                                         1995              1994              1993
---------------------------------------------------------------------------------------------------------------------------------
                                                                                 (Thousands of Dollars, except share information)

OPERATING REVENUES ..................................................            $  3,748,991      $  3,642,742      $  3,629,093
                                                                                 ------------      ------------      ------------
OPERATING EXPENSES:
  Operation--
    Fuel, purchased and net interchange power........................                 909,244           832,420           917,957
    Other............................................................                 965,443           919,044           979,403
  Maintenance........................................................                 288,927           306,429           265,926
  Depreciation.......................................................                 354,293           335,019           321,359
  Amortization of regulatory assets, net.............................                 128,413           160,909           208,506
  Federal and state income taxes (See Consolidated
    Statements of Income Taxes)......................................                 261,228           287,951           222,832
  Taxes other than income taxes......................................                 249,463           247,045           240,413
                                                                                 ------------      ------------      ------------
      Total operating expenses.......................................               3,157,011         3,088,817         3,156,396
                                                                                 ------------      ------------      ------------
OPERATING INCOME.....................................................                 591,980           553,925           472,697
                                                                                 ------------      ------------      ------------

OTHER INCOME:
  Deferred nuclear plants return--other funds........................                  14,196            27,085            38,373
  Equity in earnings of regional nuclear generating
    and transmission companies.......................................                  13,208            14,426            12,980
  Other, net.........................................................                   2,389             7,745             4,747
  Income taxes.......................................................                    (742)            7,825             8,926
                                                                                 ------------      ------------      ------------
    Other income, net................................................                  29,051            57,081            65,026
                                                                                 ------------      ------------      ------------
    Income before interest charges...................................                 621,031           611,006           537,723
                                                                                 ------------      ------------      ------------
INTEREST CHARGES:
  Interest on long-term debt.........................................                 315,862           314,191           333,163
  Other interest.....................................................                   6,666             8,037            13,059
  Deferred nuclear plants return--borrowed funds.....................                 (23,310)          (41,138)          (54,462)
                                                                                 ------------      ------------      ------------
    Interest charges, net............................................                 299,218           281,090           291,760
                                                                                 ------------      ------------      ------------
    Income before cumulative effect of accounting change.............                 321,813           329,916           245,963
CUMULATIVE EFFECT OF ACCOUNTING CHANGE (Note 1A).....................                  --                --                51,681
                                                                                 ------------      ------------      ------------
    Income before preferred dividends of subsidiaries................                 321,813           329,916           297,644
PREFERRED DIVIDENDS OF SUBSIDIARIES..................................                  39,379            43,042            47,691
                                                                                 ------------      ------------      ------------
NET INCOME...........................................................            $    282,434      $    286,874      $    249,953
                                                                                 ============      ============      ============
EARNINGS PER COMMON SHARE:
  Before cumulative effect of accounting change......................                   $2.24             $2.30             $1.60
  Cumulative effect of accounting change (Note 1A)...................                  --                --                   .42
                                                                                 ------------      ------------      ------------
TOTAL EARNINGS PER COMMON SHARE......................................                   $2.24             $2.30             $2.02
                                                                                 ============      ============      ============
COMMON SHARES OUTSTANDING (AVERAGE)..................................             126,083,645       124,678,192       123,947,631
                                                                                 ============      ============      ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,                                                      1995             1994              1993
-----------------------------------------------------------------------------------------------------------------------------
                                                                                             (Thousands of Dollars)
OPERATING ACTIVITIES:
  Income before preferred dividends of subsidiaries.......................      $  321,813       $  329,916        $  297,644
  Adjustments to reconcile to net cash from operating activities:
    Depreciation..........................................................         354,293          335,019           321,359
    Deferred income taxes and investment tax credits, net ................         164,208          146,560            63,506
    Deferred nuclear plants return........................................         (37,506)         (68,223)          (92,835)
    Amortization of deferred nuclear plants return........................         109,294          118,217           111,024
    Recoverable energy costs, net of amortization.........................         (51,474)         (85,573)           93,302
    Amortization of PSNH acquisition costs................................          55,547           55,319            67,379
    Deferred cogeneration costs--CL&P.....................................         (55,341)         (36,821)           --
    Other sources of cash.................................................         101,334           69,888           132,662
    Other uses of cash....................................................         (43,972)         (36,596)          (24,186)
  Changes in working capital:
    Receivables and accrued utility revenues..............................         (72,081)           8,133             2,797
    Fuel, materials, and supplies.........................................         (10,518)           4,906            10,126
    Accounts payable......................................................          38,096           51,824              (678)
    Accrued taxes.........................................................          17,686           17,031           (97,789)
    Other working capital (excludes cash).................................          (8,045)          22,329            30,010
                                                                                ----------       ----------        ----------
Net cash flows from operating activities..................................         883,334          931,929           914,321
                                                                                ----------       ----------        ----------
FINANCING ACTIVITIES:
  Issuance of common shares...............................................          47,218           14,551            22,252
  Issuance of long-term debt..............................................         225,100          625,000           924,650
  Issuance of preferred stock.............................................          --               --                80,000
  Issuance of Monthly Income
    Preferred Securities (Note 9).........................................         100,000           --               --
  Net (decrease) increase in short-term debt..............................         (91,000)          16,500          (179,240)
  Reacquisitions and retirements of long-term debt........................        (425,500)        (982,920)       (1,051,501)
  Reacquisitions and retirements of preferred stock.......................        (140,675)          (7,325)         (116,496)
  Cash dividends on preferred stock.......................................         (39,379)         (43,042)          (47,691)
  Cash dividends on common shares.........................................        (221,701)        (219,317)         (218,179)
                                                                                ----------       ----------        ----------
Net cash flows used for financing activities..............................        (545,937)        (596,553)         (586,205)
                                                                                ----------       ----------        ----------
INVESTMENT ACTIVITIES:
  Investment in plant:
    Electric and other utility plant......................................        (231,408)        (259,904)         (275,741)
    Nuclear fuel..........................................................         (18,261)         (28,308)          (33,202)
                                                                                ----------       ----------        ----------
  Net cash flows used for investments in plant............................        (249,669)        (288,212)         (308,943)
  Other investment activities, net........................................         (91,399)         (44,593)          (32,811)
                                                                                ----------       ----------        ----------
Net cash flows used for investments.......................................        (341,068)        (332,805)         (341,754)
                                                                                ----------       ----------        ----------
NET (DECREASE) INCREASE IN CASH FOR THE PERIOD............................          (3,671)           2,571           (13,638)
Cash--beginning of period.................................................          34,579           32,008            45,646
                                                                                ----------       ----------        ----------
Cash--end of period.......................................................      $   30,908       $   34,579        $   32,008
                                                                                ==========       ==========        ==========
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest, net of amounts capitalized....................................      $  321,148       $  306,224        $  325,552
                                                                                ==========       ==========        ==========
  Income taxes............................................................      $  108,928       $  134,727        $  142,669
                                                                                ==========       ==========        ==========
Increase in obligations:
  Niantic Bay Fuel Trust and other capital leases.........................      $   41,388       $   65,932        $   54,205
                                                                                ==========       ==========        ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


CONSOLIDATED BALANCE SHEETS

At December 31,                                                                                        1995              1994
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                      (Thousands of Dollars)
ASSETS
UTILITY PLANT, AT COST:
  Electric................................................................                     $ 9,490,142        $ 9,334,912
  Other...................................................................                         187,389            157,632
                                                                                               -----------        -----------
                                                                                                 9,677,531          9,492,544
    Less:  Accumulated provision for depreciation.........................                       3,629,559          3,293,660
                                                                                               -----------        -----------
                                                                                                 6,047,972          6,198,884
  Unamortized PSNH acquisition costs (Note 1I)............................                         588,910            678,974
  Construction work in progress...........................................                         165,111            179,724
  Nuclear fuel, net.......................................................                         198,844            224,839
                                                                                               -----------        -----------
    Total net utility plant...............................................                       7,000,837          7,282,421
                                                                                               -----------        -----------
OTHER PROPERTY AND INVESTMENTS:
  Nuclear decommissioning trusts, at market...............................                         325,674            240,229
  Investments in regional nuclear generating companies, at equity.........                          81,996             82,464
  Investments in transmission companies, at equity........................                          23,558             26,106
  Investments in Charter Oak Energy, Inc. projects........................                          41,221             11,137
  Other, at cost..........................................................                          33,448             29,759
                                                                                               -----------        -----------
                                                                                                   505,897            389,695
                                                                                               -----------        -----------

CURRENT ASSETS:
  Cash....................................................................                          30,908             34,579
  Receivables, less accumulated provision for uncollectible
    accounts of $14,378,000 in 1995 and $16,826,000 in 1994...............                         435,931            357,322
  Accrued utility revenues................................................                         136,260            142,788
  Fuel, materials, and supplies, at average cost..........................                         200,580            190,062
  Recoverable energy costs, net--current portion..........................                          79,300             19,522
  Prepayments and other...................................................                          34,430             35,364
                                                                                               -----------        -----------
                                                                                                   917,409            779,637
                                                                                               -----------        -----------
DEFERRED CHARGES:
  Regulatory assets (Note 1G).............................................                       2,034,351          2,045,390
  Unamortized debt expense................................................                          37,645             33,517
  Other...................................................................                          48,827             54,220
                                                                                               -----------        -----------
                                                                                                 2,120,823          2,133,127
                                                                                               -----------        -----------






    TOTAL ASSETS..........................................................                     $10,544,966        $10,584,880
                                                                                               ===========        ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


At December 31,                                                                                       1995               1994
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                        (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:  (See Consolidated Statements of Capitalization)
  Common shareholders' equity (See Note (a)--Consolidated
    Statements of Common Shareholders' Equity):
    Common shares, $5 par value--authorized 225,000,000 shares; 135,611,166 shares issued and 127,050,647 shares outstanding in 1995 and 134,210,226
      shares issued and 124,994,322 shares outstanding in 1994............                     $   678,056        $   671,051
    Capital surplus, paid in..............................................                         936,308            904,371
    Deferred benefit plan--employee stock ownership plan (Note 5D)........                        (198,152)          (213,324)
    Retained earnings.....................................................                       1,007,340            946,988
                                                                                               -----------        -----------
      Total common shareholders' equity...................................                       2,423,552          2,309,086
    Preferred stock not subject to mandatory redemption...................                         169,700            234,700
    Preferred stock subject to mandatory redemption.......................                         302,500            375,250
    Long-term debt........................................................                       3,705,215          3,942,005
                                                                                               -----------        -----------
      Total capitalization................................................                       6,600,967          6,861,041
                                                                                               -----------        -----------

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES (NOTE 9)...................                          99,935             --
                                                                                               -----------        -----------

OBLIGATIONS UNDER CAPITAL LEASES..........................................                         147,372            166,018
                                                                                               -----------        -----------


CURRENT LIABILITIES:
  Notes payable to banks..................................................                          99,000            180,000
  Commercial paper........................................................                          --                 10,000
  Long-term debt and preferred stock--current portion.....................                         219,657            174,948
  Obligations under capital leases--current portion.......................                          83,110             73,103
  Accounts payable........................................................                         319,038            280,942
  Accrued taxes...........................................................                          75,218             57,532
  Accrued interest........................................................                          53,699             70,639
  Accrued pension benefits................................................                          90,630             90,194
  Other...................................................................                         105,821             98,296
                                                                                               -----------        -----------
                                                                                                 1,046,173          1,035,654
                                                                                               -----------        -----------



DEFERRED CREDITS:
  Accumulated deferred income taxes (Note 1H).............................                       2,135,852          1,968,230
  Accumulated deferred investment tax credits.............................                         178,060            188,005
  Deferred contractual obligation.........................................                         103,475            157,147
  Other...................................................................                         233,132            208,785
                                                                                               -----------        -----------
                                                                                                 2,650,519          2,522,167
                                                                                               -----------        -----------

COMMITMENTS AND CONTINGENCIES (Note 6)

    TOTAL CAPITALIZATION AND LIABILITIES..................................                     $10,544,966        $10,584,880
                                                                                               ===========        ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


CONSOLIDATED STATEMENTS OF CAPITALIZATION

At December 31,                                                                                       1995               1994
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                       (Thousands of Dollars)

COMMON SHAREHOLDERS' EQUITY (See Consolidated Balance Sheets) ............                     $ 2,423,552        $ 2,309,086
                                                                                               -----------        -----------

CUMULATIVE PREFERRED STOCK OF SUBSIDIARIES:
  $25 par value--authorized 36,600,000 shares at December 31, 1995 and 1994;
   7,300,000 shares outstanding in 1995 and 12,927,000 shares in 1994;
  $50 par value--authorized 9,000,000 shares at December 31, 1995 and 1994;
   5,424,000 shares outstanding in 1995 and 1994;
  $100 par value--authorized 1,000,000 shares at December 31, 1995 and 1994;
   200,000 shares outstanding in 1995 and 1994

                                 Current Redemption          Current Shares
      Dividend Rates                  Prices (a)               Outstanding
      --------------                  ----------               -----------
NOT SUBJECT TO MANDATORY REDEMPTION:
  $25 par value--Adjustable Rate   $25.00                      1,340,000...                         33,500             98,500
  $50 par value--$1.90 to $3.28    $50.50 to $54.00            2,324,000...                        116,200            116,200
  $100 par value--$7.72            $103.51                       200,000...                         20,000             20,000
                                                                                               -----------        -----------
  Total Preferred Stock Not Subject to Mandatory Redemption................                        169,700            234,700
                                                                                               -----------        -----------

SUBJECT TO MANDATORY REDEMPTION: (b)
  $25 par value--$1.90 to $2.65    $25.00 to $25.89            5,960,000...                        149,000            224,675
  $50 par value--$2.65 to $3.615   $51.00 to $52.41            3,100,000...                        155,000            155,000
                                                                                               -----------        -----------
  Total Preferred Stock Subject to Mandatory Redemption....................                        304,000            379,675
  Less:  Preferred Stock to be redeemed within one year....................                          1,500              4,425
                                                                                               -----------        -----------
  Preferred Stock Subject to Mandatory Redemption, net.....................                        302,500            375,250
                                                                                               -----------        -----------

LONG-TERM DEBT: (c)
  First Mortgage Bonds--
      Maturity           Interest Rates
      --------           --------------
      1995               9.25%............................................                          --                 34,300
      1996               8.875%...........................................                         172,500            172,500
      1997               5.75% to 7.625%..................................                         211,945            214,850
      1998               6.50% to 9.17%...................................                         199,800            199,900
      1999               5.50% to 7.25%...................................                         280,000            280,000
      2000               5.75% to 6.875%..................................                         260,000            260,000
      2002               7.75% to 9.05%...................................                         420,000            440,000
      2004               6.125%...........................................                         140,000            140,000
      2019-2023          7.375% to 7.50%..................................                         120,000            120,000
      2024-2025          7.375% to 8.50%..................................                         430,000            430,000
                                                                                               -----------        -----------
      Total First Mortgage Bonds..........................................                       2,234,245          2,291,550
                                                                                               -----------        -----------
  Other Long-Term Debt-- (d)
    Pollution Control Notes and Other Notes--
      1996               Adjustable Rate..................................                         --                 141,000
      2000               Adjustable Rate (e) and 15.23%...................                         225,000            205,000
      2005-2006          8.38% to 8.58%...................................                         224,000            236,000
      2013-2016          Adjustable Rate..................................                          23,400             23,400
      2018-2020          7.17% and Adjustable Rate........................                          49,874             50,191
      2021-2022          7.50% to 7.65% and Adjustable Rate...............                         552,485            552,485
      2028               Adjustable Rate..................................                         369,300            369,300
                                                                                               -----------        -----------
      Total Pollution Control Notes and Other Notes.......................                       1,444,059          1,577,376
    Fees and interest due for spent nuclear fuel disposal costs (Note 1N).                         185,158            174,934
    Other.................................................................                          68,312             78,090
                                                                                               -----------        -----------
      Total Other Long-Term Debt..........................................                       1,697,529          1,830,400
                                                                                               -----------        -----------
  Unamortized premium and discount, net...................................                          (8,402)            (9,422)
                                                                                               -----------        -----------
    Total Long-Term Debt..................................................                       3,923,372          4,112,528
    Less amounts due within one year......................................                         218,157            170,523
                                                                                               -----------        -----------
    Long-Term Debt, net...................................................                       3,705,215          3,942,005
                                                                                               -----------        -----------
      TOTAL CAPITALIZATION................................................                     $ 6,600,967        $ 6,861,041
                                                                                               ===========        ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED STATEMENTS OF CAPITALIZATION

(a) Each of these series is subject to certain refunding limitations for the first five years after issuance. Redemption prices reduce in future years.

(b)  Changes in Preferred Stock Subject to Mandatory
     Redemption:
                                                  (Thousands of Dollars)

     Balance at January 1, 1993................        $353,500
       Issues..................................          80,000
       Reacquisitions and Retirements..........         (51,500)
                                                       --------

     Balance at December 31, 1993..............         382,000
       Reacquisitions and Retirements..........          (2,325)
                                                       --------

     Balance at December 31, 1994..............         379,675
       Reacquisitions and Retirements..........         (75,675)
                                                       --------
     Balance at December 31, 1995..............        $304,000
                                                       ========

     The minimum sinking-fund requirements of the series subject to mandatory redemption aggregate approximately $1.5 million in 1996, $26.5 million in 1997, $30.3 million in 1998, and $46.3 million in 1999 and 2000. In case of default on sinking-fund payments, no payments may be made on any junior stock by way of dividends or otherwise (other than in shares of junior stock) so long as the default continues. If a subsidiary is in arrears in the payment of dividends on any outstanding shares of preferred stock, the subsidiary is prohibited from redeeming or purchasing less than all of the outstanding preferred stock.

 (c) Long-term debt maturities and cash sinking-fund requirements, excluding fees and interest due for spent nuclear fuel disposal costs, on debt outstanding at December 31, 1995 for the years 1996 through 2000 are approximately $218.2 million, $261.3 million, $239.5 million, $371.9 million, and $578.2 million, respectively. In addition, there are annual 1 percent sinking- and improvement-fund requirements of approximately $15.6 million for 1996 and 1997, $13.5 million for 1998, $13.2 million for 1999, and $10.4 million for 2000. Such sinking- and improvement-fund requirements may be satisfied by the deposit of cash or bonds or by certification of property additions. Essentially all utility plant of The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH), Western Massachusetts Electric Company (WMECO), and North Atlantic Energy Corporation (NAEC), wholly owned subsidiaries of NU, is subject to the liens of each company's respective first mortgage bond indenture.

     NAEC's first mortgage bonds are also secured by payments made to NAEC by PSNH under the terms of the Seabrook Power Contracts.

     In addition, CL&P and WMECO have secured $369.3 million of pollution-control notes with second mortgage liens on Millstone 1, junior to the liens of their respective first mortgage bond indentures. PSNH's Revolving Credit Facility has a second lien, junior to the lien of its first mortgage bond indenture, on all PSNH property located in New Hampshire, which will expire in May 1996. At December 31, 1995, there were no borrowings under the Revolving Credit Facility.

     Concurrent with the issuance of PSNH's Series A and B First Mortgage Bonds, PSNH entered into financing arrangements with the Business Finance Authority (BFA) of the state of New Hampshire. Pursuant to these arrangements, the BFA issued seven series of Pollution Control Revenue Bonds (PCRBs) and loaned the proceeds to PSNH. At December 31, 1995, $516.5 million of the PCRBs were outstanding. PSNH's obligation to repay each series of PCRBs is secured by a series of First Mortgage Bonds that was issued under its indenture. Each such series of First Mortgage Bonds contains terms and provisions with respect to maturity, principal payment, interest rate, and redemption that correspond to those of the applicable series of PCRBs. For financial reporting purposes, these bonds would not be considered outstanding unless PSNH fails to meet its obligations under the PCRBs.

 (d) The average effective interest rates on the variable-rate pollution-control notes ranged from 3.6 percent to 6.1 percent for 1995 and 2.5 percent to
     4.3 percent for 1994. The average effective interest rates for the PSNH Term Loan for 1995 and 1994 were approximately 7.1 percent and 5.2 percent, respectively.

 (e) Interest-rate-swap agreements with financial institutions effectively fix the interest rate of NAEC's $225 million variable-rate bank note at 7.05 percent. For further information on NAEC's interest-rate swaps, see Note 7, "Derivative Financial Instruments."


CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

                                                                                        DEFERRED
                                                                                         BENEFIT
                                                                       CAPITAL            PLAN--
                                                      COMMON           SURPLUS,            ESOP            RETAINED
                                                     SHARES (a)        PAID IN          (NOTE 5D)        EARNINGS (b)    TOTAL
------------------------------------------------------------------------------------------------------------------------------
                                                                                  (Thousands of Dollars)

BALANCE AT JANUARY 1, 1993..............             $669,315          $897,317        $(240,399)       $847,744    $2,173,977
  Net income for 1993...................                                                                 249,953       249,953
  Cash dividends on common shares--
    $1.76 per share.....................                                                                (218,179)     (218,179)
  Issuance of 344,106 common shares,
    $5 par value........................                1,720             6,538                                          8,258
  Allocation of benefits--ESOP..........                                  1,800           12,194                        13,994
  Capital stock expenses, net...........                                 (3,915)                                        (3,915)
                                                     --------          --------        ---------      ----------    ----------

BALANCE AT DECEMBER 31, 1993............              671,035           901,740         (228,205)        879,518     2,224,088
  Net income for 1994...................                                                                 286,874       286,874
  Cash dividends on common shares--
    $1.76 per share.....................                                                                (219,317)     (219,317)
  Loss on retirement of preferred stock                                                                      (87)          (87)
  Issuance of 3,201 common shares,
    $5 par value........................                   16                61                                             77
  Allocation of benefits--ESOP..........                                   (406)          14,881                        14,475
  Capital stock expenses, net...........                                  2,976                                          2,976
                                                     --------          --------        ---------      ----------    ----------

BALANCE AT DECEMBER 31, 1994............              671,051           904,371         (213,324)        946,988     2,309,086
  Net income for 1995...................                                                                 282,434       282,434
  Cash dividends on common shares--
    $1.76 per share.....................                                                                (221,701)     (221,701)
  Loss on retirement of preferred stock                                                                     (381)         (381)
  Issuance of 1,400,940 common shares,
    $5 par value........................                7,005            24,971                                         31,976
  Allocation of benefits--ESOP..........                                     70           15,172                        15,242
  Capital stock expenses, net...........                                  6,896                                          6,896
                                                     --------          --------        ---------      ----------    ----------

BALANCE AT DECEMBER 31, 1995............             $678,056          $936,308        $(198,152)     $1,007,340    $2,423,552
                                                     ========          ========        =========      ==========    ==========

------------------------------------------------------------------------------------------------------------------------------

(a)  As part of its acquisition of PSNH, NU issued 8,430,910 warrants to former
     PSNH equity security holders. Each warrant, which expires on June 5, 1997, entitles the holder to purchase one share of NU common stock at an exercise price of $24 per share. As of December 31, 1995, 462,224 shares had been purchased through the exercise of warrants.
(b) Certain consolidated subsidiaries have dividend restrictions imposed by their long-term debt agreements. These restrictions also limit the amount of retained earnings available for NU common dividends. At December 31, 1995, these restrictions totaled approximately $559.6 million.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF INCOME TAXES

For the Years Ended December 31,                                                               1995          1994          1993
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                    (Thousands of Dollars)
The components of the federal and state income tax provisions charged to operations are:
    Current income taxes:
      Federal............................................................                  $ 53,862      $ 88,483      $ 99,591
      State..............................................................                    43,900        45,083        50,809
                                                                                           --------      --------      --------
        Total current....................................................                    97,762       133,566       150,400
                                                                                           --------      --------      --------
    Deferred income taxes, net:
      Federal............................................................                   167,091       149,391        87,105
      State..............................................................                     7,224         6,988       (10,058)
                                                                                           --------      --------      --------
        Total deferred...................................................                   174,315       156,379        77,047
                                                                                           --------      --------      --------
   Investment tax credits, net...........................................                   (10,107)       (9,819)      (13,541)
                                                                                           --------      --------      --------
Total income tax expense.................................................                  $261,970      $280,126      $213,906
                                                                                           ========      ========      ========

The components of total income tax expense are classified as follows:
  Income taxes charged to operating expenses.............................                  $261,228      $287,951      $222,832
  Other income taxes.....................................................                       742        (7,825)       (8,926)
                                                                                           --------      --------      --------
Total income tax expense.................................................                  $261,970      $280,126      $213,906
                                                                                           ========      ========      ========

Deferred income taxes are comprised of the tax effects of temporary differences as follows:
    Depreciation, leased nuclear fuel, settlement credits,
      and disposal costs.................................................                  $ 82,318      $ 72,078      $ 79,288
    Energy adjustment clauses............................................                    26,851        49,017       (39,660)
    Nuclear plant deferrals..............................................                     2,666       (10,542)       (1,773)
    Contractual settlements..............................................                    (9,496)          109          (308)
    Bond redemptions.....................................................                     9,224         8,325         8,508
    Amortization of New Hampshire regulatory settlement..................                    11,501        11,501         7,667
    Deferred tax asset associated with net operating losses..............                    57,543        23,611        25,438
    Other................................................................                    (6,292)        2,280        (2,113)
                                                                                           --------      --------      --------
Deferred income taxes, net...............................................                  $174,315      $156,379      $ 77,047
                                                                                           ========      ========      ========

A reconciliation between income tax expense and the expected tax expense at 35 percent of pretax income:
  Expected federal income tax............................................                  $204,324      $213,515      $179,043
  Tax effect of differences:
    Depreciation.........................................................                    25,639        20,003        21,319
    Deferred nuclear plants return.......................................                    (4,969)       (9,480)      (13,486)
    Amortization of deferred nuclear plants return.......................                    21,883        23,103        21,988
    Amortization of PSNH acquisition costs...............................                    31,522        31,508        31,432
    Seabrook intercompany loss...........................................                   (13,048)      (19,637)      (19,176)
    Investment tax credit amortization...................................                   (10,107)       (9,819)      (13,541)
    State income taxes, net of federal benefit...........................                    33,231        33,847        26,488
    Property tax.........................................................                      (159)        5,824       (13,514)
    Adjustment for prior years' taxes....................................                   (20,312)       (4,588)       (4,134)
    Other, net...........................................................                    (6,034)       (4,150)       (2,513)
                                                                                           --------      --------      --------
Total income tax expense.................................................                  $261,970      $280,126      $213,906
                                                                                           ========      ========      ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. PRESENTATION

Northeast Utilities (NU or the company) is the parent company of the Northeast Utilities system (the system). The system furnishes retail electric service in Connecticut, New Hampshire, and western Massachusetts through four wholly owned subsidiaries, CL&P, PSNH, WMECO, and Holyoke Water Power Company (HWP). A fifth wholly owned subsidiary, NAEC, sells all of its capacity to PSNH. In addition to its retail service, the system furnishes firm and other wholesale electric services to various municipalities and other utilities. The system serves about 30 percent of New England's electric needs and is one of the 20 largest electric utility systems in the country as measured by revenues.

The consolidated financial statements of the company include the accounts of all wholly owned subsidiaries. Significant intercompany transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain reclassifications of prior years' data have been made to conform with the current year's presentation.

PROPERTY TAXES: Certain subsidiaries of NU, including CL&P and WMECO, changed their method of accounting for municipal property tax expense for their respective Connecticut properties during 1993. This one-time change increased 1993 net income and earnings per common share by approximately $51.7 million and $0.42, respectively.

B. FUTURE ACCOUNTING STANDARD

The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, in March 1995. SFAS 121 became effective January 1, 1996 and establishes accounting standards for evaluating and recording asset impairment. SFAS 121 requires the evaluation of long-lived assets for impairment when certain events occur or conditions exist that indicate the carrying amounts of assets may not be recoverable. Refer to
Note 1G, "Regulatory Accounting," for further information on the regulatory impacts of the company's adoption of SFAS 121.

C. INVESTMENTS AND JOINTLY OWNED ELECTRIC UTILITY PLANT

REGIONAL NUCLEAR GENERATING COMPANIES: CL&P, PSNH, and WMECO own common stock of four regional nuclear generating companies (Yankee companies). The system holds a 49.0 percent ownership interest in Connecticut Yankee Atomic Power Company (CY), a 38.5 percent ownership interest in Yankee Atomic Electric Company (YAEC), a 20.0 percent ownership interest in Maine Yankee Atomic Power Company (MY), and a 16.0 percent ownership interest in Vermont Yankee Nuclear Power Corporation (VY). The system's investments in the Yankee companies are accounted for on the equity basis due to NU's ability to exercise significant influence over their operating and financial policies. The electricity produced by the facilities that are operating is committed substantially on the basis of ownership interests and is billed pursuant to contractual agreements. Under ownership agreements with the Yankee companies, CL&P, PSNH, and WMECO may be asked to provide direct or indirect financial support for one or more of the companies. For more information on these agreements, see Note 6E, "Commitments and Contingencies--Long-term Contractual Arrangements."

YAEC's nuclear power plant was shut down permanently on February 26, 1992. For more information on the Yankee companies, see Note 3, "Nuclear Decommissioning."

MILLSTONE 3: CL&P, PSNH, and WMECO have a 68.02 percent joint-ownership interest in Millstone 3, a 1,154-megawatt (MW) nuclear generating unit. As of December 31, 1995 and 1994, plant-in-service included approximately $2.4 billion and the accumulated provision for depreciation included approximately $572.3 million and $525.9 million, respectively, for the system's share of Millstone 3. The system's share of Millstone 3 expenses is included in the corresponding operating expenses on the accompanying Consolidated Statements of Income.

SEABROOK 1: CL&P and NAEC have a 40.04 percent joint-ownership interest in Seabrook 1, a 1,148-MW nuclear generating unit. NAEC sells all of its share of the power generated by Seabrook 1 to PSNH under two long-term contracts. As of December 31, 1995 and 1994, plant-in-service included approximately $889.0 million and $887.4 million, respectively, and the accumulated provision for depreciation included approximately $107.0 million and $83.2 million, respectively, for the system's share of Seabrook 1. The system's share of Seabrook 1 expenses is included in the corresponding operating expenses on the accompanying Consolidated Statements of Income.

HYDRO-QUEBEC: NU has a 22.66 percent equity-ownership interest, totaling approximately $23.6 million, in two companies that transmit electricity imported from the Hydro-Quebec system in Canada. The two companies own and operate transmission and terminal facilities, which have the capability of importing up to 2,000 MW from the Hydro-Quebec system. See Note 6E, "Commitments and Contingencies--Long-term Contractual Arrangements," for additional information.

CHARTER OAK ENERGY, INC. (COE): COE owns and/or participates through special purpose subsidiaries in various nonutility generation projects as permitted under the Public Utility Holding Company Act of 1935. These investments may be accounted for on either a cost or equity basis based upon COE's level of participation.

D. DEPRECIATION

The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency. Except for major facilities, depreciation factors are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.8 percent in 1995, 3.7 percent in 1994, and 3.6 percent in 1993. See Note 3, "Nuclear Decommissioning," for information on nuclear plant decommissioning.

E. PUBLIC UTILITY REGULATION

NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act), and it and its subsidiaries are subject to the provisions of the 1935 Act. Arrangements among the system companies, outside agencies, and other utilities covering interconnections, interchange of electric power, and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The operating subsidiaries are subject to further regulation for rates, accounting, and other matters by the FERC and/or applicable state regulatory commissions.

F. REVENUES

Other than revenues under fixed-rate agreements negotiated with certain wholesale, industrial, and commercial customers, utility revenues are based on authorized rates applied to each customer's use of electricity. In general, rates can be changed only through a formal proceeding before the appropriate regulatory commission. At the end of each accounting period, CL&P, PSNH, and WMECO accrue an estimate for the amount of energy delivered but unbilled.

G. REGULATORY ACCOUNTING

The accounting policies of the operating companies and the accompanying consolidated financial statements conform to generally accepted accounting principles applicable to rate-regulated enterprises and reflect the effects of the ratemaking process in accordance with SFAS 71, ACCOUNTING FOR THE EFFECTS OF CERTAIN TYPES OF REGULATION. Assuming a cost-of-service based regulatory structure, regulators may permit incurred costs, normally treated as expenses, to be deferred and recovered in future revenues. Through their actions, regulators may also reduce or eliminate the value of an asset, or create a liability. If any portion of the company's operations were no longer subject to the provisions of SFAS 71, as a result of a change in the cost-of-service based regulatory structure or the effects of competition, the company would be required to write off related regulatory assets and liabilities. The company would also be required to determine any impairment to other assets and write down these assets to fair value. Based on current regulation and recent regulatory decisions and initiatives relating to competition in the system's markets, the company believes that its use of regulatory accounting remains appropriate.

SFAS 121 requires that any assets, including regulatory assets, which are no longer probable of recovery through future revenues, be revalued based on estimated future cash flows. If the revaluation is less than the book value of the asset, an impairment loss would be charged to earnings. As noted above, based on the current regulatory environment in the company's service areas, it is not expected that SFAS 121 will have a material impact on the company's financial position or results of operations upon adoption. This conclusion may change in the future as competitive factors influence wholesale and retail pricing in the electric utility industry or if the cost-of-service based regulatory structure were to change. For further information on the company's regulatory environment, refer to Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

The components of regulatory assets are as follows:

--------------------------------------------------------------------
At December 31,                                  1995           1994
--------------------------------------------------------------------
                                             (Thousands of Dollars)
Income taxes, net (Note 1H).               $1,176,356     $1,124,119
Recoverable energy costs,
    net (Note 1J). . . . . . . . . . .        260,678        268,982
Deferred costs--nuclear
    plants (Note 1K) . . . . . . . . .        168,600        233,145
Unrecovered contractual
    obligation (Note 3). . . . . . . .        103,475        157,147
Deferred demand-side
  management costs (Note 1L) . . . . .        117,070        116,133
Cogeneration costs--
    CL&P (Note 1M) . . . . . . . . . .         92,162         36,821
Other. . . . . . . . . . . . . . . . .        116,010        109,043
                                           ----------     ----------

                                           $2,034,351     $2,045,390
                                           ==========     ==========

--------------------------------------------------------------------

H. INCOME TAXES

The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of income subject to tax) is accounted for in accordance with the ratemaking treatment of the applicable regulatory commissions. The adoption of SFAS 109, ACCOUNTING FOR INCOME TAXES, in 1993 increased the company's net deferred tax obligation. As it is probable that the increase in deferred tax liabilities will be recovered from customers through rates, NU established a regulatory asset. See Consolidated Statements of Income Taxes for the components of income tax expense.

The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, which give rise to the accumulated deferred tax obligation is as follows:

----------------------------------------------------------------------
At December 31,                                   1995           1994
----------------------------------------------------------------------
                                              (Thousands of Dollars)
Accelerated depreciation and
  other plant-related differences. . .     $1,703,680      $1,470,372
Net operating loss carryforwards . . .       (191,873)       (247,440)
Regulatory assets--income tax
  gross up . . . . . . . . . . . . . .        477,959         473,399
Other. . . . . . . . . . . . . . . . .        146,086         271,899
                                           ----------      ----------
                                           $2,135,852      $1,968,230
                                           ==========      ==========

----------------------------------------------------------------------

At December 31, 1995, PSNH had a net operating loss (NOL) carryforward of approximately $572 million to be used against PSNH's federal taxable income and to expire between the years 2000 and 2006. PSNH also had Investment Tax Credit
(ITC) carryforwards of $52 million, which expire between the years 1996 and 2004. For a portion of the carryforward amounts indicated above, the reorganization of PSNH under Chapter 11 of the United States Bankruptcy Code limits the annual amount of NOL and ITC carryforwards that may be used. Approximately $95 million of the NOL and $21 million of the ITC carryforwards are subject to this limitation.

I. UNAMORTIZED PSNH ACQUISITION COSTS

The unamortized PSNH acquisition costs represent the aggregate value placed by the 1989 rate agreement with the state of New Hampshire (Rate Agreement) on PSNH's assets in excess of the net book value of PSNH's non-Seabrook assets plus the $700-million value assigned to Seabrook by the Rate Agreement, as part of the bankruptcy resolution on June 5, 1992 (Acquisition Date). The Rate Agreement provides for the recovery, through rates, with a return, of the amortization of the unamortized PSNH acquisition costs. The Rate Agreement provides that $425 million of the unamortized PSNH acquisition costs be amortized over the first seven years after PSNH's May 16, 1991 reorganization from bankruptcy (Reorganization Date), with the remaining amount to be amortized over the 20-year period after the Reorganization Date. As of December 31, 1995, approximately $411.8 million of acquisition costs have been collected through rates.

J. RECOVERABLE ENERGY COSTS

Under the Energy Policy Act of 1992 (Energy Act), CL&P, PSNH, WMECO, and NAEC are assessed for their proportionate shares of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (D&D assessment). The Energy Act requires that regulators treat D&D assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates, like any other fuel cost. CL&P, PSNH, WMECO, and NAEC are currently recovering these costs through rates. As of December 31, 1995, the company's total D&D deferrals were approximately $62.4 million.


CL&P: Retail electric rates include a fuel adjustment clause (FAC) under which fossil-fuel prices above or below base-rate levels are charged or credited to customers. Monthly FAC rates are also subject to quarterly retroactive regulatory review and appropriate adjustments. CL&P also utilizes a generation utilization adjustment clause (GUAC), which defers the effect on fuel costs caused by variations from a specified composite nuclear generation capacity factor embedded in base rates.

CL&P is currently recovering $80 million of its GUAC balance over 18 months. CL&P set aside $19 million of its 1994-1995 GUAC year request pending the resolution of CL&P's appeals associated with the two prior GUAC periods.

At December 31, 1995, CL&P's net recoverable energy costs, excluding current recoverable energy costs, were approximately $27.3 million. For additional information, see Note 6B, "Commitments and Contingencies--Nuclear
Performance."

PSNH: The Rate Agreement includes a comprehensive fuel and purchased-power adjustment clause (FPPAC) permitting PSNH to pass through to retail customers, for a ten-year period, the retail portion of differences between the fuel and purchased-power costs assumed in the Rate Agreement and PSNH's actual costs, which include the costs related to the Seabrook Power Contracts and the Clean Air Act Amendment. The cost components of the FPPAC are subject to a prudence review by the New Hampshire Public Utilities Commission (NHPUC).

The costs associated with purchases from certain nonutility generators (NUGs) over the level assumed in the Rate Agreement are deferred and recovered through the FPPAC. PSNH has been renegotiating the rate orders mandating the purchase of high-cost NUG power. The NHPUC has approved an amendment to the Rate Agreement allowing settlement agreements to be implemented with two wood-fired NUGs. In 1994, the two NUGs that were settled gave up their rights to sell their output to PSNH in exchange for lump-sum cash payments totaling approximately $40 million. The deferred buyout payments are included as part of PSNH's recoverable energy costs. During the Rate Agreement's fixed-rate period, all of the savings from the buyout will be used to reduce PSNH's recoverable energy costs. At the end of the fixed-rate period, 50 percent of the savings will be used to reduce the recoverable energy costs, with the remainder reducing current rates. PSNH has also reached tentative agreements with the six remaining wood-fired NUGs. These agreements are subject to NHPUC approval.

At December 31, 1995, PSNH's net recoverable energy costs were approximately $220 million, including purchased-power deferrals of $185.6 million and the NUGs deferred buyout payments of $34.2 million.

K. DEFERRED COSTS--NUCLEAR PLANTS

As prescribed by the Rate Agreement, NAEC is phasing into rates the recoverable portion of its investment in Seabrook 1 and is deferring certain costs for future collection. This plan is in compliance with SFAS 92, REGULATED ENTERPRISES--ACCOUNTING FOR PHASE-IN PLANS.

As of December 31, 1995, the portion of the investment on which NAEC is entitled to earn a cash return was 85 percent. he investment will be fully phased into NAEC's rate base as of May 1, 1996. From the Acquisition Date through December 31, 1995, NAEC recorded $162.4 million of deferred return on the excluded portion of its investment in Seabrook 1. The deferred return on the excluded portion of NAEC's investment in Seabrook 1 will be recovered with carrying charges beginning six months after the end of PSNH's fixed-rate period (which continues through May 1997) and will be fully recovered by May 2001.

L. DEMAND-SIDE MANAGEMENT (DSM)

CL&P's DSM costs are recovered in base rates through a Conservation Adjustment Mechanism (CAM). As of December 31, 1995, these costs will be fully recovered by 2000. During October 1995, CL&P filed its 1996 DSM program and forecasted CAM for 1996 with the Connecticut Department of Public Utility Control (DPUC). The filing proposes expenditures of $37.1 million in 1996, with recovery over 2.4 years and a zero CAM rate.

M. CL&P COGENERATION COSTS

In accordance with its three-year rate plan that began in July 1993, CL&P was required to defer approximately $72 million and $36 million of cogeneration expense in years two and three, respectively, of the rate plan. CL&P is allowed to defer these costs with carrying charges and will begin amortization of these costs over a five-year period beginning July 1, 1996.

On June 30, 1995, CL&P terminated its existing agreement to purchase power from the O'Brien EPA cogeneration facility and entered into an agreement to purchase an equivalent amount of power from Citizens Lehman Power LP, at a cost below the O'Brien EPA rates. CL&P has applied the resulting savings to the amortization of the cogeneration deferral.

N. SPENT NUCLEAR FUEL DISPOSAL COSTS

Under the Nuclear Waste Policy Act of 1982, CL&P, PSNH, WMECO, and NAEC must pay the United States Department of Energy (DOE) for the disposal of spent nuclear fuel and high-level radioactive waste. Fees for nuclear fuel burned on or after April 7, 1983 are billed currently to customers and paid to the DOE on a quarterly basis. For nuclear fuel used to generate electricity prior to April 7, 1983 (prior-period fuel), payment may be made anytime prior to the first delivery of spent fuel to the DOE, which may be as early as 1998. Until such payment is made, the outstanding balance will continue to accrue interest at the three-month Treasury Bill Yield Rate. At December 31, 1995, fees due to the DOE for the disposal of prior-period fuel were approximately $185.2 million, including interest costs of $103.1 million. As of December 31, 1995, all fees have been collected through rates.

O. DERIVATIVE FINANCIAL INSTRUMENTS

The company utilizes interest-rate caps, interest-rate swaps, and fuel swaps to manage well-defined interest-rate and fuel-price risks. Premiums paid for purchased interest-rate-cap agreements are amortized to interest expense over the terms of the caps. Unamortized premiums are included in deferred charges. Amounts receivable under cap agreements and amounts receivable or payable under interest-rate-swap agreements are accrued and offset against interest expense. Amounts receivable or payable under fuel-swap agreements are recognized in income when realized. Any material unrealized gains or losses on interest-rate swaps, fuel swaps or interest-rate caps will be deferred until realized. For further information on derivatives, see Note 7, "Derivative Financial Instruments."

2. LEASES

CL&P and WMECO finance up to $475 million of nuclear fuel for Millstone 1 and 2 and their respective shares of the nuclear fuel for Millstone 3 under the Niantic Bay Fuel Trust (NBFT) capital lease agreement. CL&P and WMECO make quarterly lease payments for the cost of nuclear fuel consumed in the reactors, based on a units-of-production method at rates which reflect estimated kilowatt-hours of energy provided, plus financing costs associated with the fuel in the reactors. Upon permanent discharge from the reactors, ownership of the nuclear fuel transfers to CL&P and WMECO. The system companies have also entered into lease agreements, some of which are capital leases, for the use of data processing and office equipment, vehicles, nuclear control room simulators, and office space. The provisions of these lease agreements generally provide for renewal options.

Capital lease rental payments charged to operating expense were $75,894,000 in 1995, $81,952,000 in 1994, and $100,911,000 in 1993. Interest included in capital lease rental payments was $15,025,000 in 1995, $14,881,000 in 1994, and $16,525,000 in 1993. Operating lease rental payments charged to operating expense were $20,859,000 in 1995, $20,118,000 in 1994, and $22,630,000 in 1993.

Substantially all of the capital lease rental payments were made pursuant to the nuclear fuel lease agreement. Future minimum lease payments under the nuclear fuel capital lease cannot be reasonably estimated on an annual basis due to variations in the usage of nuclear fuel.

Future minimum rental payments, excluding annual nuclear fuel lease payments and executory costs, such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable leases, as of December 31, 1995, are:

-----------------------------------------------------------------
                                            Capital     Operating
Year                                        Leases        Leases
-----------------------------------------------------------------
                                           (Thousands of Dollars)

1996. . . . . . . . . . . . . . . . . .     $  9,000     $21,500
1997. . . . . . . . . . . . . . . . . .        8,400      18,900
1998. . . . . . . . . . . . . . . . . .        8,000      11,200
1999. . . . . . . . . . . . . . . . . .        7,500       8,500
2000. . . . . . . . . . . . . . . . . .        6,900       7,100
After 2000. . . . . . . . . . . . . . .       42,500      13,600
                                             --------    -------
Future minimum lease payments . . . . .       82,300     $80,800
                                                         =======

Less amount representing
   interest . . . . . . . . . . . . . .       40,500
                                            --------

Present value of future
   minimum lease payments
   for other than nuclear fuel. . . . .       41,800

Present value of future nuclear
   fuel lease payments. . . . . . . . .      188,700
                                            --------

          Total . . . . . . . . . . . .     $230,500
                                            ========

-----------------------------------------------------------------

3. NUCLEAR DECOMMISSIONING

The NU system's nuclear power plants have service lives that are expected to end during the years 2010 through 2026. Upon retirement, these units must be decommissioned. The company's 1992 decommissioning study concluded that complete and immediate dismantlement at retirement continues to be the most viable and economic method of decommissioning the three Millstone units. A 1994 Seabrook decommissioning study also confirmed that complete and immediate dismantlement at retirement is the most viable and economic method of decommissioning Seabrook
1. Decommissioning studies are reviewed and updated periodically to reflect changes in decommissioning requirements, costs, technology, and inflation.

The estimated cost of decommissioning Millstone 1 and 2, in year-end 1995 dollars, is $370.7 million and $328.1 million, respectively. The system's ownership share of the estimated cost of decommissioning Millstone 3 and Seabrook 1 in year-end 1995 dollars, is $298.2 million and $169.7 million, respectively. These estimated costs assumed levelized collections for the Millstone units and escalated collections for Seabrook 1, and after-tax earnings on the Millstone and Seabrook decommissioning funds of 6.5 percent and 6.1 percent, respectively. The Millstone units and Seabrook 1 decommissioning costs will be increased annually by their respective escalation rates. Nuclear decommissioning costs are accrued over the expected service life of the units and are included in depreciation expense on the Consolidated Statements of Income. Nuclear decommissioning costs amounted to $38.9 million in 1995, $33.5 million in 1994, and $29.4 million in 1993. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation on the Consolidated Balance Sheets. At December 31, 1995, the balance in the accumulated reserve for decommissioning amounted to $357.7 million. See "Nuclear Decommissioning" in the MD&A for a discussion of changes being considered by the FASB relating to accounting for closure and removal of long-lived assets (including nuclear decommissioning)

CL&P and WMECO have established external decommissioning trusts through a trustee for their portions of the costs of decommissioning Millstone 1, 2, and
3. PSNH makes payments to an independent decommissioning trust for its portion of the costs of decommissioning Millstone 3. CL&P's and NAEC's portions of the cost of decommissioning Seabrook 1 are paid to an independent decommissioning financing fund managed by the state of New Hampshire.

As of December 31, 1995, CL&P, PSNH, and WMECO collected, through rates, $203.5 million, $1.8 million, and $47.4 million, respectively, toward the future decommissioning costs of their share of the Millstone units, of which $220.6 million has been transferred to external decommissioning trusts. As of December 31, 1995, CL&P and NAEC (including payments made prior to the Acquisition Date by PSNH) paid approximately $1.9 million and $13.1 million, respectively, into Seabrook 1's decommissioning financing fund. Earnings on the decommissioning trusts and financing fund increase the decommissioning trust balance and the accumulated reserve for decommissioning. Unrealized gains and losses associated with the decommissioning trusts also impact the balance of the trusts and the accumulated reserve for decommissioning.

Changes in requirements or technology, the timing of funding or dismantling, or adoption of a decommissioning method other than immediate dismantlement would change decommissioning cost estimates and the amounts required to be recovered. CL&P, PSNH, and WMECO attempt to recover sufficient amounts through their allowed rates to cover their expected decommissioning costs. Only the portion of currently estimated total decommissioning costs that has been accepted by regulatory agencies is reflected in rates of the system companies. Based on present estimates and assuming its nuclear units operate to the end of their respective license periods, the system expects that the decommissioning trusts and financing fund will be substantially funded when the units are retired from service.

CL&P, PSNH, and WMECO, along with other New England utilities, have equity investments in the four Yankee companies. Each Yankee company owns a single nuclear generating unit with service lives that are expected to end during the years 2007 through 2012. The system's ownership share of estimated costs, in year-end 1995 dollars, of decommissioning the units owned and operated by CY, MY, and VY are $188.9 million, $70.7 million, and $55.6 million, respectively. Under the terms of the contracts with the Yankee companies, the shareholders-sponsors are responsible for their proportionate share of the operating costs of each unit, including decommissioning. The nuclear decommissioning costs of the Yankee companies are included as part of the cost of power purchased by CL&P, PSNH, and WMECO.

YAEC is in the process of dismantling its nuclear facility. Accelerated decommissioning of that unit has been delayed because of litigation over the Nuclear Regulatory Commission's (NRC) approval of YAEC's decommissioning plan. Effective November 1995, YAEC began billing its sponsors, including the NU system companies, amounts based on a revised estimate approved by the FERC that assumes decommissioning of the plant by the year 2000. This revised decommissioning estimate was based on access to the Barnwell, South Carolina, low-level radioactive waste facility, changes in assumptions about earnings in decommissioning trust investments, and changes in other decommissioning cost assumptions. At December 31, 1995, the estimated remaining costs, including decommissioning, amounted to $268.8 million of which the NU system's share was approximately $103.5 million. Management expects that CL&P, PSNH, and WMECO will continue to be allowed to recover such FERC-approved costs from their customers. Accordingly, NU has recognized these costs as regulatory assets, with corresponding obligations, on its Consolidated Balance Sheets.

4. SHORT-TERM DEBT

The system companies have various revolving credit lines, totaling $468 million. NU, CL&P, WMECO, HWP, Northeast Nuclear Energy Company (NNECO), and The Rocky River Realty Company (RRR) have established a revolving-credit facility with a group of 15 banks. Under this facility, the participating companies may borrow up to an aggregate of $343 million. Individual borrowing limits as of January 1, 1996 were $150 million for NU, $325 million for CL&P, $60 million for WMECO, $5 million for HWP, $50 million for NNECO, and $22 million for RRR. The system companies may borrow funds on a short-term revolving basis, using either fixed-rate loans or standby loans. Fixed rates are set using competitive bidding. Standby-loan rates are based upon several alternative variable rates.

The system companies are obligated to pay a facility fee of 0.15 percent per annum of each bank's total commitment under the three-year portion of the facility, representing 75 percent of the total facility, plus 0.10 percent per annum of each bank's total commitment under the 364-day portion of the facility, representing 25 percent of the total facility. At December 31, 1995 and 1994, there were $42.5 million and $30 million in borrowings, respectively, under the facility.

PSNH has credit lines totaling $125 million available through a revolving-credit agreement with a group of 19 banks. PSNH may borrow funds on a short-term revolving basis using either fixed-rate or standby loans. Fixed rates are set using competitive bidding. Standby loan rates are based upon several alternative variable rates. PSNH is obligated to pay a facility fee of 0.25 percent per annum on the total commitment. At December 31, 1995 and 1994, there were no borrowings under the agreement. These credit lines expire in May 1996. PSNH is in the process of negotiating an increase and extension to the revolving credit agreement.

The weighted average interest rate on notes payable to banks outstanding on December 31, 1995 was 6.0 percent. The weighted average interest rates on notes payable to banks and commercial paper outstanding on December 31, 1994 were 6.2 and 6.4 percent, respectively. Maturities of the short-term debt obligations were for periods of three months or less.

The amount of short-term borrowings that may be incurred by the system's utility companies is subject to periodic approval by the SEC under the 1935 Act. In addition, the charters of CL&P and WMECO contain provisions restricting the amount of short-term borrowings. Under the SEC and/or charter restrictions, CL&P, PSNH, WMECO, and NAEC were authorized, as of January 1, 1995, to incur short-term borrowings up to a maximum of $325 million, $175 million, $60 million, and $50 million, respectively. PSNH is see king approval from the NHPUC to increase its short-term debt limit to $225 million.

5. EMPLOYEE BENEFITS

A. PENSION BENEFITS

The system's subsidiaries participate in a uniform noncontributory-defined benefit retirement plan covering all regular system employees. Benefits are based on years of service and employees' highest eligible compensation during five consecutive years of employment. Total pension cost, part of which was charged to utility plant, approximated $0.4 million in 1995, $7.7 million in 1994, and $29.2 million in 1993. Pension costs for 1995, 1994, and 1993 included approximately $6.8 million, $9.2 million, and $27.7 million, respectively, related to workforce-reduction programs.

Currently, the subsidiaries fund annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets. Pension assets are invested primarily in domestic and international equity securities and bonds.

The components of net pension cost are:

------------------------------------------------------------------------------
For the Years Ended
    December 31,                             1995          1994          1993
------------------------------------------------------------------------------

                                                (Thousands of Dollars)

Service cost . . . . . . . . . . . .    $  35,771     $  39,317     $  59,068
Interest cost. . . . . . . . . . . .       89,351        84,284        81,456
Return on plan assets. . . . . . . .     (310,997)        2,268      (176,798)
Net amortization . . . . . . . . . .      186,310      (118,188)       65,447
                                        ---------     ---------     ---------
Net pension cost . . . . . . . . . .    $     435     $   7,681     $  29,173
                                        =========     =========     =========
------------------------------------------------------------------------------

For calculating pension cost, the following assumptions were used:

------------------------------------------------------------------------------
For the Years Ended
    December 31,                             1995          1994          1993
------------------------------------------------------------------------------

Discount rate. . . . . . . . . . . .         8.25%          7.75%        8.00%
Expected long-term rate
    of return. . . . . . . . . . . .         8.50           8.50         8.50
Compensation/progression
    rate . . . . . . . . . . . . . .         5.00           4.75         5.00
------------------------------------------------------------------------------

The following table represents the plan's funded status reconciled to the Consolidated Balance Sheets:

------------------------------------------------------------------------------
At December 31,                                     1995                 1994
------------------------------------------------------------------------------
                                                  (Thousands of Dollars)
Accumulated benefit obligation,
    including vested benefits at
    December 31, 1995 and 1994
    of $913,269,000 and
    $815,646,000, respectively . . .          $  998,614           $  893,653
                                              ==========           ==========

Projected benefit obligation . . . .          $1,278,434           $1,112,993
Market value of plan assets. . . . .           1,503,597            1,266,239
                                              ----------           ----------
Market value in excess of
  projected benefit obligation . . .             225,163              153,246
Unrecognized transition amount . . .             (13,648)             (15,191)
Unrecognized prior service costs . .               9,710               10,373
Unrecognized net gain. . . . . . . .            (311,855)            (238,622)
                                               ---------           -----------
Accrued pension liability. . . . . .           $ (90,630)          $  (90,194)
                                               =========           ==========
------------------------------------------------------------------------------

The following actuarial assumptions were used in calculating the plan's year-end funded status:

------------------------------------------------------------------------------
At December 31,                                     1995                 1994
------------------------------------------------------------------------------
Discount rate. . . . . . . . . . . .                7.50%                8.25%
Compensation/progression rate. . . .                4.75                 5.00
------------------------------------------------------------------------------

B. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The system's subsidiaries provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees (referred to as SFAS 106 benefits). These benefits are available for employees retiring from the system who have met specified service requirements. For current employees and certain retirees, the total SFAS 106 benefit is limited to two times the 1993 per-retiree health care costs. The SFAS 106 obligation has been calculated based on this assumption. Total SFAS 106 benefits, part of which were deferred or charged to utility plant, approximated $44.1 million in 1995, $47.6 million in 1994, and $50.1 million in 1993. All of the subsidiaries of NU are funding SFAS 106 postretirement costs through external trusts. The subsidiaries are funding, on an annual basis, amounts that have been rate-recovered and which also are tax-deductible under the Internal Revenue Code. The trust assets are invested primarily in equity securities and bonds.

The components of health care and life insurance costs are:

------------------------------------------------------------------------------
For the Years Ended
    December 31,                               1995         1994         1993
------------------------------------------------------------------------------
                                                 (Thousands of Dollars)

Service cost . . . . . . . . . . . . .      $ 7,137      $ 7,418      $ 9,175
Interest cost. . . . . . . . . . . . .       24,693       25,319       25,330
Return on plan assets. . . . . . . . .       (7,812)         236         (220)
Amortization of unrecognized
  transition obligation. . . . . . . .       15,134       15,134       15,961
Other amortization, net. . . . . . . .        4,924         (553)        (106)
                                            -------      -------      -------
Net health care and life
  insurance costs. . . . . . . . . . .      $44,076      $47,554      $50,140
                                            =======      =======      =======
------------------------------------------------------------------------------

For calculating SFAS 106 benefits cost, the following assumptions were used:

------------------------------------------------------------------------------
For the Years Ended
     December 31,                          1995           1994           1993
------------------------------------------------------------------------------
Discount rate. . . . . . . . . . . . .     8.00%          7.75%          7.75%
Long-term rate of return--
  Health assets, net of tax. . . . . .     5.00           5.00           5.00
  Life assets. . . . . . . . . . . . .     8.50           8.50           8.50
------------------------------------------------------------------------------

The following table represents the plan's funded status reconciled to the Consolidated Balance Sheets:

------------------------------------------------------------------------------
At December 31,                                     1995                 1994
------------------------------------------------------------------------------
                                                   (Thousands of Dollars)
Accumulated postretirement
  benefit obligation of:
    Retirees . . . . . . . . . . . . .         $ 253,993            $ 251,448
    Fully eligible active employees. .               354                  416
    Active employees not eligible
      to retire. . . . . . . . . . . .            84,056               69,556
                                               ---------            ---------
Total accumulated postretirement
  benefit obligation . . . . . . . . .           338,403              321,420
Market value of plan assets. . . . . .            56,791               26,406
                                               ---------            ---------
Accumulated postretirement benefit
  obligation in excess of plan assets.          (281,612)            (295,014)
Unrecognized transition
  amount . . . . . . . . . . . . . . .           257,283              272,417
Unrecognized net loss (gain) . . . . .                96               (4,772)
                                               ---------            ---------
Accrued postretirement
  benefit liability. . . . . . . . . .         $ (24,233)           $ (27,369)
                                               =========            =========
------------------------------------------------------------------------------

The following actuarial assumptions were used in calculating the plan's year-end funded status:

------------------------------------------------------------------------------
At December 31,                                        1995              1994
------------------------------------------------------------------------------
Discount rate. . . . . . . . . . . . .                 7.50%             8.00%
Health care cost trend rate  (a) . . .                 8.40             10.20
------------------------------------------------------------------------------

(a) The annual growth in per capita cost of covered health care benefits was assumed to decrease to 5.4 percent by 2001.

The effect of increasing the assumed health-care-cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $18.3 million and the aggregate of the service and interest-cost components of net periodic postretirement benefit cost for the year then ended by $1.6 million. The trust holding the plan assets is subject to federal income taxes at a 35 percent tax rate.

CL&P, PSNH, and WMECO are currently recovering SFAS 106 costs, including amounts previously deferred.

C. 401(K) SAVINGS PLAN

NU maintains a 401(k) Savings Plan for substantially all employees. This savings plan provides for employee contributions up to specified limits. The company matches employee contributions up to a maximum of 3 percent of eligible compensation. The matching contributions for the company were $12.1 million for 1995 and 1994, and $12.2 million for 1993.

D. EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

NU maintains an ESOP for purposes of allocating shares to employees participating in the system's 401(k) plan. Under this arrangement, NU issued unsecured notes during 1991 and 1992 totaling $250 million, the proceeds of which were lent to the ESOP trust for purchase of approximately 10.8 million newly issued NU common shares. NU makes principal and interest payments on the ESOP notes at the same rate that ESOP shares are allocated to employees.

In 1995 and 1994, the ESOP trust issued approximately 655,000 and 664,000 of NU common shares, respectively, totaling approximately $15.2 million and $15.5 million, respectively. These costs were charged to the 401(k) plan. As of December 31, 1995 and 1994, the total allocated ESOP shares were 2,239,666 and 1,585,281, respectively, and total unallocated ESOP shares were 8,560,519 and 9,215,904, respectively. The fair market value of unallocated ESOP shares as of December 31, 1995 and 1994 was approximately $207.6 million and $199.3 million, respectively.

During 1995, the ESOP trust used approximately $22.7 million in dividends paid on NU common shares and $13.2 million in contributions from NU to meet principal and interest payments on ESOP notes.

6. COMMITMENTS AND CONTINGENCIES

A. CONSTRUCTION PROGRAM

The construction program is subject to periodic review and revision. The system companies currently forecast construction expenditures of approximately $1.2 billion for the years 1996-2000, including $265.1 million for 1996. In addition, the system companies estimate that nuclear fuel requirements, including nuclear fuel financed through the NBFT, will be $344.9 million for the years 1996-2000, including $45.7 million for 1996. See Note 2, "Leases," for additional information about the financing of nuclear fuel.

B. NUCLEAR PERFORMANCE

Outages that occurred over the period October 1990 through February 1992 at the Millstone nuclear units have been the subject of five ongoing prudence reviews in Connecticut. CL&P has received final decisions on each of the reviews. Three of these prudence reviews are either on appeal or still pending at the DPUC. The exposure under these three dockets is approximately $92 million.

On April 10, 1995, the DPUC initiated a proceeding to investigate the prudence of a Millstone 2 extended outage, which ended June 1994.
Approximately $13 million of costs are at issue.

In October 1994, Millstone 2 began a planned refueling and maintenance outage that was originally scheduled for 63 days. The outage encountered several unexpected difficulties which extended the duration of the outage until August 4, 1995. Total replacement-power costs attributable to the extension of the outage for CL&P and WMECO were approximately $85 million. Operation and maintenance (O&M) costs incurred during the outage were approximately $70 million, an increase of $24 million as a result of the outage extension. O&M costs associated with the refueling outage are deferred and amortized through rates for CL&P and WMECO. The recovery of replacement-power and O&M costs is subject to refund pending prudence reviews in both Connecticut and Massachusetts.

Management does not believe the outcome of the prudence reviews discussed above will have a material adverse impact on the system's financial position and results of operations.

In November 1995, Millstone 1 began a planned refueling and maintenance outage that was originally scheduled for 49 days. The outage has encountered several unexpected difficulties, which have lengthened the duration of the outage. The impact of the outage extension is currently under review, but the unit is not expected to return to service until the mid-to-late part of the second quarter of 1996. The estimated costs attributable to the outage extension are replacement-power costs of $6.5 million per month and O&M costs of approximately $20 million. Recovery of the costs related to this outage is subject to prudence reviews by the DPUC and the Massachusetts Department of Public Utilities.

On January 31, 1996, the NRC announced that the three Millstone nuclear power plants had been placed on its "watch list" because of long-standing performance concerns. The NRC cited a number of operational problems, which have arisen since 1990 at the Millstone plants.

The NRC recognized that there are significant current variations in the performance of the three units. The performance concerns cited by the NRC, combined with NU's failure to maintain previous performance improvements, have resulted in the NRC requiring close monitoring of Millstone unit operations and the implementation of a corrective action program. While the NRC has not specifically restricted operations at the Millstone site, the company expects that there will be costs associated with the NRC's actions that cannot accurately be estimated at this time.

C. ENVIRONMENTAL MATTERS

The system is subject to regulation by federal, state, and local authorities with respect to air and water quality, handling the disposal of toxic substances and hazardous and solid wastes, and the handling and use of chemical products.

The system has an active environmental auditing and training program and believes that it is in substantial compliance with current environmental laws and regulations.

Environmental requirements could hinder the construction of new generating units, transmission and distribution lines, substations, and other facilities. The cumulative long-term, cost impact of increasingly stringent environmental requirements cannot accurately be estimated. Changing environmental requirements could also require extensive and costly modifications to the system's existing generating units, and transmission and distribution systems, and could raise operating costs significantly. As a result, the system may incur significant additional environmental costs, greater than amounts included in cost of removal and other reserves, in connection with the generation and transmission of electricity and the storage, transportation, and disposal of by-products and wastes. The system may also encounter significantly increased costs to remedy the environmental effects of prior waste handling activities.

The system has recorded a liability for what it believes, based upon information currently available, are its estimated environmental remediation costs for waste disposal sites that the system's subsidiaries expect to incur. In most cases, additional future environmental cleanup costs are not reasonably estimable due to a number of factors, including the unknown magnitude of possible contamination, the appropriate remediation methods, the possible effects of future legislation or regulation, and the possible effects of technological changes. At December 31, 1995, the net liability recorded by the system for its estimated environmental remediation costs, excluding any possible insurance recoveries or recoveries from third parties, amounted to approximately $15 million, which management has determined to be the most probable amount within the range of $15 million to $19 million.

The system cannot estimate the potential liability for future claims, including environmental remediation costs, that may be brought against it. However, considering known facts, existing laws, and regulatory practices, management does not believe the matters disclosed above will have a material effect on the system's financial position or future results of operations.

D. NUCLEAR INSURANCE CONTINGENCIES

Under certain circumstances, in the event of a nuclear incident at one of the nuclear facilities covered by the federal government's third-party liability indemnification program, the system could be assessed in proportion to its ownership interest in each nuclear unit up to $75.5 million not to exceed $10 million per nuclear unit in any one year. The maximum assessment is to be adjusted at least every five years for inflationary changes. Based on the ownership interests in Millstone 1, 2, and 3 and in Seabrook 1, the system's maximum liability, including any additional potential assessments, would be $244.2 million per incident. In addition, through power-purchase contracts with the three operating Yankee regional nuclear generating companies, the system would be responsible for up to an additional $67.4 million per incident. Payments for the system's ownership interest in nuclear generating facilities would be limited to a maximum of $39.3 million per incident per year.

Insurance was purchased to cover the primary cost of repair, replacement, or decontamination of utility property resulting from insured occurrences. The system is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessment against the system with respect to losses arising during the current policy year is approximately $15.6 million under the primary property insurance program.

Insurance has been purchased to cover certain extra costs incurred in obtaining replacement power during prolonged accidental outages and the excess cost of repair, replacement, or decontamination or premature decommissioning of utility property resulting from insured occurrences. The system is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessments against the system with respect to losses arising during current policy years are approximately $12.3 million under the replacement-power policies and $50.6 million under the excess property damage, decontamination, and decommissioning policies. The cost of a nuclear incident could exceed available insurance proceeds.

Insurance has been purchased aggregating $200 million on an industry basis for coverage of worker claims. All participating reactor operators insured under this coverage are subject to retrospective assessments of $3.0 million per reactor. The maximum potential assessment against the system with respect to losses arising during the current policy period is approximately $13.1 million.

E. LONG-TERM CONTRACTUAL ARRANGEMENTS

YANKEE COMPANIES: CL&P, PSNH, and WMECO purchased approximately 6.7 percent of their electricity requirements pursuant to long-term contracts with the Yankee companies. Under the terms of their agreements, the companies pay their ownership (or entitlement) shares of generating costs, which include depreciation, O&M expenses, taxes, the estimated cost of decommissioning, and a return on invested capital. These costs are recorded as purchased-power expense and recovered through the companies' rates. The total cost of purchases under these contracts for the units that are operating amounted to $161.1 million in 1995, $154.3 million in 1994, and $169.0 million in 1993.

See Note 1C, "Summary of Significant Accounting Policies--Investments and Jointly Owned Electric Utility Plant," and Note 3, "Nuclear Decommissioning," for more information on the Yankee companies.

NONUTILITY GENERATORS: CL&P, PSNH, and WMECO have entered into various arrangements for the purchase of capacity and energy from NUGs. Some of these arrangements have terms from 10 to 30 years, currently expiring in the years 1998 through 2026, and require the companies to purchase the energy at specified prices or formula rates. For the 12 months ended December 31, 1995, approximately 13 percent of system electricity requirements was met by NUGs. The total cost of purchases under these arrangements amounted to $440.4 million in 1995, $435.0 million in 1994, and $426.8 million in 1993. These costs are eventually recovered through the companies' rates. For additional information, see Note 1J, "Summary of Significant Accounting Policies--Recoverable Energy Costs--PSNH."

NEW HAMPSHIRE ELECTRIC COOPERATIVE, INC. (NHEC): PSNH entered into a buy-back agreement to purchase the capacity and energy of NHEC's share of Seabrook 1 and to pay all of NHEC's Seabrook 1 costs for a ten-year period, which began July 1, 1990. The total cost of purchases under this agreement was $15.8 million in 1995, $14.6 million in 1994, and $14.4 million in 1993. A portion of these costs is collected currently through the FPPAC and the remaining costs are deferred for future collection in accordance with the Rate Agreement. In connection with the agreement, NHEC agreed to continue as a firm-requirements customer of PSNH for 15 years.

HYDRO-QUEBEC: Along with other New England utilities, CL&P, PSNH, WMECO, and HWP entered into agreements to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. CL&P, PSNH, WMECO, and HWP, in the aggregate, are obligated to pay, over a 30-year period ending in 2020, their proportionate shares of the annual O&M and capital costs of these facilities.

The estimated annual costs of the system's significant long-term contractual arrangements are as follows:

--------------------------------------------------------------------------
                          1996       1997       1998       1999       2000
--------------------------------------------------------------------------
                                       (Millions of Dollars)

Yankee
Companies . . . . .     $160.1     $156.8     $169.0     $171.3     $182.9
Nonutility
Generators. . . . .      430.2      440.5      452.1      467.3      474.8

NHEC. . . . . . . .       14.6       22.5       29.5       29.7       14.6

Hydro-Quebec. . . .       35.8       34.0       32.9       32.1       31.6
--------------------------------------------------------------------------

7. DERIVATIVE FINANCIAL INSTRUMENTS

The company utilizes derivative financial instruments to manage well-defined interest-rate and fuel-price risks. The company does not use them for trading purposes.

INTEREST-RATE CAP CONTRACTS: CL&P, PSNH, and WMECO have entered into interest-rate cap contracts with financial institutions in order to reduce a portion of the interest-rate risk associated with certain variable-rate tax-exempt pollution control revenue bonds. During 1995, there were three outstanding contracts held by CL&P, PSNH, and WMECO covering $467 million of variable-rate debt, all of which expired in January 1996. The contracts entitled CL&P, PSNH, and WMECO to receive from counterparties the amounts, if any, by which the interest payments on a portion of its variable-rate tax-exempt pollution control revenue bonds exceed the J.J. Kenny High Grade Index. Due to their upcoming expiration, as of December 31, 1995, the total fair market value of these caps was $0.

FUEL SWAPS: CL&P also uses fuel-swap agreements with financial institutions to hedge against some of the fuel-price risk created by long-term negotiated energy contracts. These fuel swaps minimize exposure associated with rising fuel prices and effectively fix most of CL&P's cost of fuel for these negotiated energy contracts. Under the swap agreements, CL&P exchanges monthly payments based on the differential between a fixed and variable price for the associated fuel. As of December 31, 1995, CL&P had outstanding agreements with a total notional value of approximately $249 million, and a negative mark-to-market position of approximately $19 million. When the mark-to-market position for the swap agreements is negative, the profitability of the long-term negotiated energy contracts whose fuel exposure has been hedged increases by a corresponding amount.

INTEREST-RATE SWAPS: NAEC uses interest-rate swap agreements with financial institutions to hedge against interest-rate risk associated with its $225 million variable-rate bank note. The interest-rate swaps minimize exposure associated with rising interest rates, and effectively fix the interest rate for this borrowing arrangement. Under the swap agreement, NAEC exchanges quarterly payments based on a differential between a fixed contractual interest rate and the three-month LIBOR rate at a given time. As of December 31, 1995, NAEC had outstanding agreements with a total notional value of approximately $225 million and a negative mark-to-market position of approximately $3.8 million.

These swap agreements have been made with various financial institutions, each of which are rated "A" or better by Standard & Poor's rating group. The system companies are exposed to credit risk on fuel swaps, and interest-rate swaps if the counterparties fail to perform their obligations. However, the system companies anticipate that the counterparties will be able to fully satisfy their obligations under the contracts.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

CASH AND NUCLEAR DECOMMISSIONING TRUSTS: The carrying amounts approximate fair value.

SFAS 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, requires investments in debt and equity securities to be presented at fair value, and was adopted by the company on a prospective basis as of January 1, 1994. During 1995, the investments held in the company's nuclear decommissioning trusts increased by approximately $19.3 million as of December 31, 1995 and decreased by approximately $5.5 million as of December 31, 1994, with a corresponding offset to the accumulated provision for depreciation. The $19.3 million increase in 1995 represents cumulative gross unrealized holding gains. The cumulative gross unrealized holding losses were immaterial for 1995. The $5.5 million decrease in 1994 represents cumulative gross unrealized holding gains of $1.9 million, offset by cumulative gross unrealized holding losses of $7.4 million. There was no change in funding requirements of the trusts nor any impact on earnings as a result of the adoption of SFAS 115.

PREFERRED STOCK AND LONG-TERM DEBT: The fair value of the system's fixed-rate securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value. The carrying amounts of the system's financial instruments and the estimated fair values are as follows:

------------------------------------------------------------------------------
                                                   Carrying               Fair
At December 31, 1995                                 Amount              Value
------------------------------------------------------------------------------
                                                     (Thousands of Dollars)
Preferred stock not subject to
    mandatory redemption. . . . . . . .          $  169,700         $  136,148
Preferred stock subject to
    mandatory redemption. . . . . . . .             304,000            313,910
Long-term debt --
    First Mortgage Bonds. . . . . . . .           2,234,245          2,283,920
    Other long-term debt. . . . . . . .           1,697,529          1,733,816
Monthly Income
    Preferred Securities. . . . . . . .             100,000            108,520
------------------------------------------------------------------------------

------------------------------------------------------------------------------
                                                   Carrying               Fair
At December 31, 1995                                 Amount              Value
------------------------------------------------------------------------------
                                                     (Thousands of Dollars)
Preferred stock not subject to
   mandatory redemption . . . . . . . .          $  234,700        $   179,875
Preferred stock subject to
   mandatory redemption . . . . . . . .             379,675            370,250
Long-term debt --
   First Mortgage Bonds . . . . . . . .           2,291,550         22,151,744
   Other long-term debt . . . . . . . .           1,830,400          1,811,627
------------------------------------------------------------------------------

The fair values shown above have been reported to meet disclosure requirements and do not purport to represent the amounts at which those obligations would be settled.

9. MONTHLY INCOME PREFERRED SECURITIES OF SUBSIDIARY

In January 1995, CL&P Capital, L.P. (CL&P LP) issued $100 million of cumulative
9.3 percent Monthly Income Preferred Securities (MIPS), Series A. CL&P has the sole ownership interest in CL&P LP, as a general partner, and is the guarantor of the MIPS securities. Subsequent to the MIPS issuance, CL&P LP loaned the proceeds of the MIPS issuance, along with CL&P's $3.1 million capital contribution, back to CL&P in the form of an unsecured debenture. CL&P consolidates CL&P LP for financial reporting purposes. Upon consolidation, the unsecured debenture is eliminated, and the MIPS securities are accounted for as a minority interest.

CONSOLIDATED STATEMENTS OF QUARTERLY FINANCIAL DATA (UNAUDITED)
                                                                                                QUARTER ENDED (a)
1995                                                             March 31           June 30      September 30       December 31
-------------------------------------------------------------------------------------------------------------------------------
                                                                        (Thousands of Dollars, except per share data)

Operating Revenues ..................................            $944,705          $840,333          $985,092          $978,861
                                                                 ========          ========          ========          ========
Operating Income.....................................            $167,327          $118,410          $162,298          $143,945
                                                                 ========          ========          ========          ========
Net Income ..........................................            $ 86,284          $ 42,398          $ 89,526           $64,226
                                                                 ========          ========          ========          ========
Earnings Per Common Share............................               $0.69             $0.34             $0.71             $0.50
                                                                 ========          ========          ========          ========

1994
-------------------------------------------------------------------------------------------------------------------------------

Operating Revenues ..................................            $966,174          $854,627          $923,708          $898,233
                                                                 ========          ========          ========          ========
Operating Income.....................................            $161,290          $124,988          $137,254          $130,393
                                                                 ========          ========          ========          ========
Net Income ..........................................            $ 95,888          $ 61,145          $ 65,029          $ 64,812
                                                                 ========          ========          ========          ========
Earnings Per Common Share............................               $0.77             $0.49             $0.52             $0.52
                                                                 ========          ========          ========          ========

CONSOLIDATED GENERATION STATISTICS
                                                                    1995          1994          1993         1992(b)       1991
-------------------------------------------------------------------------------------------------------------------------------
SOURCE OF ELECTRIC ENERGY: (KWH--MILLIONS)
    Nuclear--Steam (c)................................            18,235        19,443        22,965       15,520        11,062
    Fossil--Steam.....................................             9,162         8,292         7,676        6,784         6,179
    Hydro--Conventional...............................             1,099         1,239         1,140        1,076           994
    Hydro--Pumped Storage.............................             1,209         1,195         1,269        1,221         1,173
    Internal Combustion...............................                37            13             8            9            25
    Energy Used for Pumping...........................            (1,674)       (1,629)       (1,749)      (1,671)       (1,605)
                                                                  ------        ------        ------       ------        ------
      Net Generation..................................            28,068        28,553        31,309       22,939        17,828
    Purchased and Net Interchange.....................            14,256        14,028        10,499       14,165        13,430
    Company Use and Unaccounted for ..................            (2,706)       (2,535)       (2,591)      (2,028)       (1,958)
                                                                  ------        ------        ------       ------        ------
      Net Energy Sold.................................            39,618        40,046        39,217       35,076        29,300
                                                                  ======        ======        ======       ======        ======

-------------------------------------------------------------------------------------------------------------------------------
System Capability-MW (c)..............................           8,394.8       8,494.8       7,795.3      7,823.2       5,916.2
System Peak Demand-MW.................................           6,358.2       6,338.5       6,191.0      5,781.0       4,999.8
Nuclear Capacity-MW (c)...............................           3,239.6       3,272.6       3,110.0      2,981.1       2,380.0
Nuclear Contribution to Total
  Energy Requirements (%) (c).........................              52.0          54.0          62.1         48.5          43.5
Nuclear Capacity Factor (%) (d).......................              69.9          67.5          80.8         63.7          50.6

-------------------------------------------------------------------------------------------------------------------------------
(a) Reclassifications of prior data have been made to conform with the current presentation.
(b) Effective with the June 5, 1992 acquisition of PSNH, the consolidated financial and statistical information of NU includes, on a prospective basis, the operations of PSNH and NAEC.
(c) Includes the system's entitlements in regional nuclear generating companies, net of capacity sales and purchases.
(d) Represents the average capacity factor for the nuclear units operated by the NU system.

SELECTED CONSOLIDATED FINANCIAL DATA


                                                                1995            1994            1993            1992(a)       1991
----------------------------------------------------------------------------------------------------------------------------------
                                                                     (Thousands of Dollars, except percentages and share data)
BALANCE SHEET DATA:
Net Utility Plant (b).................                  $  7,000,837    $  7,282,421    $  7,439,159    $  7,588,368  $  5,257,567
Total Assets..........................                    10,544,966      10,584,880      10,668,164       9,724,340     6,781,746
Total Capitalization (c)..............                     6,820,624       7,035,989       7,309,898       7,421,592     5,138,426
Obligations Under Capital Leases (c)..                       230,482         239,121         243,760         266,100       279,729

----------------------------------------------------------------------------------------------------------------------------------
INCOME DATA:
Operating Revenues....................                  $  3,748,991    $  3,642,742    $  3,629,093    $  3,216,874  $  2,753,803
Net Income    ........................                       282,434         286,874         249,953(d)      256,054       236,709
Earnings per Common Share.............                         $2.24           $2.30           $2.02(d)        $2.02         $2.12

----------------------------------------------------------------------------------------------------------------------------------
COMMON SHARE DATA:
Earnings per Share....................                         $2.24           $2.30           $2.02(d)        $2.02         $2.12
Dividends per Share...................                         $1.76           $1.76           $1.76           $1.76         $1.76
Payout Ratio (%)......................                          78.6            76.5            87.1            87.1          83.0
Number of Shares
  Outstanding--Average................                   126,083,645     124,678,192     123,947,631(e)  130,403,488   111,453,550
Market Price--High....................                       $25 3/8         $25 3/4         $28 7/8         $26 3/4       $24 3/8
Market Price--Low.....................                       $21             $20 3/8         $22             $22 1/2       $19
Market Price--Closing Price...........
  (end of year).......................                       $24 1/4         $21 5/8         $23 3/4         $26 1/2       $23 5/8
Book Value per Share (end of year)...                         $19.08          $18.47          $17.89          $16.24        $15.73
Rate of Return Earned on Average
    Common Equity (%).................                          12.0            12.7            11.4            12.7          13.0
Dividend Yield (end of year) (%)......                           7.3             8.1             7.4             6.6           7.4
Cash Coverage of Common Dividends.....                           4.2             4.0             3.3             2.6           2.4
Market-to-Book Ratio (end of year)....                           1.3             1.2             1.3             1.6           1.5
Price-Earnings Ratio (end of year)....                          10.8             9.4            11.8            13.1          11.1

----------------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION:
Common Shareholders' Equity...........                            36%             33%             30%             29%           37%
Preferred Stock (c)(f)................                             7               9               9               9            11
Long-term Debt (c)....................                            57              58              61              62            52
                                                          ----------     -----------     -----------     -----------   -----------
Total Capitalization..................                           100%            100%            100%            100%          100%
                                                          ==========     ===========     ===========     ===========   ===========

----------------------------------------------------------------------------------------------------------------------------------
(a)  Effective with the June 5, 1992 acquisition of PSNH, the consolidated financial and statistical information of NU includes, on a prospective basis, the operations of PSNH and NAEC.
(b)  Includes reclassification of the unamortized PSNH acquisition costs to net utility plant.
(c)  Includes portions due within one year.
(d)  Includes the cumulative effect of change in accounting for municipal property tax expense, which increased earnings for common shares and earnings per common share by $51.7 million and $0.42, respectively.
(e)  Decrease in the number of shares results from a change in accounting for
     ESOP shares.
(f)  Excludes $100 million of Monthly Income Preferred Securities.

CONSOLIDATED SALES STATISTICS

                                                           1995             1994(a)         1993            1992(b)       1991
------------------------------------------------------------------------------------------------------------------------------
REVENUES: (THOUSANDS)
  Residential.......................                 $1,469,988       $1,430,239      $1,385,818      $1,213,140      $995,098
  Commercial........................                  1,230,608        1,173,808(c)    1,043,125         943,832       828,117
  Industrial........................                    583,204          559,801(c)      649,876         554,587       419,003
  Other Utilities...................                    303,004          330,801         383,129         346,791       366,231
  Streetlighting and Railroads......                     47,510           45,943          45,480          43,296        38,656
  Miscellaneous.....................                     48,784           44,140          60,008          59,465        49,539
                                                     ----------       ----------      ----------      ----------    ----------
    Total Electric..................                  3,683,098        3,584,732       3,567,436       3,161,111     2,696,644
  Other.............................                     65,893           58,010          61,657          55,763        57,159
                                                     ----------       ----------      ----------      ----------    ----------
    Total...........................                 $3,748,991       $3,642,742      $3,629,093      $3,216,874    $2,753,803
                                                     ==========       ==========      ==========      ==========    ==========

------------------------------------------------------------------------------------------------------------------------------
SALES: (KWH--MILLIONS)
  Residential.......................                     12,005           12,231          11,988          10,839         9,518
  Commercial........................                     11,737           11,649(c)       10,304           9,608         8,900
  Industrial........................                      6,842            6,729(c)        7,572           6,593         5,208
  Other Utilities...................                      8,718            9,123           9,046           7,733         5,388
  Streetlighting and Railroads......                        316              314             307             303           286
                                                     ----------       ----------      ----------      ----------    ----------
    Total...........................                     39,618           40,046          39,217          35,076        29,300
                                                     ==========       ==========      ==========      ==========    ==========

------------------------------------------------------------------------------------------------------------------------------
CUSTOMERS: (AVERAGE)
  Residential.......................                  1,526,127        1,513,987       1,503,182       1,351,019     1,150,357
  Commercial........................                    156,652          154,703(c)      155,487         132,680       102,867
  Industrial........................                      7,861            7,813(c)        6,272           5,774         5,067
  Other.............................                      3,878            3,818           3,793           3,581         3,305
                                                     ----------       ----------      ----------      ----------    ----------
      Total.........................                  1,694,518        1,680,321       1,668,734       1,493,054     1,261,596
                                                     ==========       ==========      ==========      ==========    ==========

------------------------------------------------------------------------------------------------------------------------------
AVERAGE ANNUAL USE PER RESIDENTIAL
     CUSTOMER (KWH).................                      7,917            8,152           7,987           8,129         8,285

------------------------------------------------------------------------------------------------------------------------------
AVERAGE ANNUAL BILL PER RESIDENTIAL
    CUSTOMER.......................                     $969.41          $953.23         $923.32         $909.80       $866.20

------------------------------------------------------------------------------------------------------------------------------
AVERAGE REVENUE PER KWH:(in cents)
  Residential.......................                      12.24            11.69           11.56           11.19         10.45
  Commercial........................                      10.49            10.08           10.12            9.82          9.30
  Industrial........................                       8.52             8.32            8.58            8.41          8.05

------------------------------------------------------------------------------------------------------------------------------
(a) Effective January 1, 1994, the accounting for unbilled revenues was revised to report unbilled revenues by customer class.
(b) Effective with the June 5, 1992 acquisition of PSNH, the consolidated financial and statistical information of NU includes, on a prospective basis, the operations of PSNH and NAEC.
(c) Effective January 1, 1994, approximately 1,300 customers previously classified as commercial customers were reclassified to industrial customers.