Form 10-K, Exhibit 13
period 1995-12-31
NORTHEAST UTILITIES; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1996-03-14
CIK 72741, 23426, 106170, 315256, 880416

EXHIBIT 13.2
                               1995 Annual Report

            The Connecticut Light and Power Company and Subsidiaries

                                     Index


Contents                                                        Page
--------                                                        ----


Consolidated Balance Sheets.................................      2-3

Consolidated Statements of Income...........................       4

Consolidated Statements of Cash Flows.......................       5

Consolidated Statements of Common Stockholder's Equity......       6

Notes to Consolidated Financial Statements..................       7

Report of Independent Public Accountants....................      28

Management's Discussion and Analysis of Financial
  Condition and Results of Operations.......................      29

Selected Financial Data.....................................      35

Statements of Quarterly Financial Data......................      35

Statistics..................................................      36

Preferred Stockholder and Bondholder Information............  Back Cover


THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS


------------------------------------------------------------------------------------
At December 31,                                                 1995         1994
------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
ASSETS
------
Utility Plant, at original cost:
  Electric................................................  $6,147,961   $6,063,179

     Less: Accumulated provision for depreciation.........   2,418,557    2,194,314
                                                            -----------  -----------
                                                             3,729,404    3,868,865
  Construction work in progress...........................     103,026       99,993
  Nuclear fuel, net.......................................     138,203      164,795
                                                            -----------  -----------
      Total net utility plant.............................   3,970,633    4,133,653
                                                            -----------  -----------

Other Property and Investments:
  Nuclear decommissioning trusts, at market...............     238,023      171,950
  Investments in regional nuclear generating
   companies, at equity...................................      54,624       54,952
  Other, at cost..........................................      14,821       14,742
                                                            -----------  -----------
                                                               307,468      241,644
                                                            -----------  -----------


Current Assets:
  Cash and special deposits (Note 1N)<F1N>................       1,757        2,017
  Receivables, less accumulated provision for
   uncollectible accounts of $10,567,000 in 1995
   and $12,778,000 in 1994................................     231,574      192,926
  Accounts receivable from affiliated companies...........       3,069        9,367
  Accrued utility revenues................................      91,157       90,475
  Fuel, materials, and supplies, at average cost..........      68,482       64,003
  Recoverable energy costs, net--current portion..........      78,108       10,561
  Prepayments and other...................................      42,894       43,654
                                                            -----------  -----------
                                                               517,041      413,003
                                                            -----------  -----------
Deferred Charges:
  Regulatory assets (Note 1G)<F1G>........................   1,210,384    1,410,334
  Unamortized debt expense................................      14,977        8,396
  Other...................................................      10,232       10,427
                                                            -----------  -----------
                                                             1,235,593    1,429,157
                                                            -----------  -----------








      Total Assets........................................  $6,030,735   $6,217,457
                                                            ===========  ===========




The accompanying notes are an integral part of these financial statements.




THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS


----------------------------------------------------------------------------------
At December 31,                                               1995         1994
----------------------------------------------------------------------------------
                                                           (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock--$10 par value--authorized
   24,500,000 shares; outstanding 12,222,930
   shares in 1995 and 1994..............................  $  122,229   $  122,229
  Capital surplus, paid in..............................     637,981      632,117
  Retained earnings.....................................     785,476      765,724
                                                          -----------  -----------
           Total common stockholder's equity............   1,545,686    1,520,070
  Cumulative preferred stock--
    $50 par value - authorized 9,000,000 shares;
    outstanding 5,424,000 shares in 1995 and 1994
    $25 par value - authorized 8,000,000 shares;
    outstanding no shares in 1995 and
    5,000,000 shares in 1994
    Not subject to mandatory redemption.................     116,200      166,200
    Subject to mandatory redemption.....................     155,000      226,250
  Long-term debt........................................   1,812,646    1,815,579
                                                          -----------  -----------
           Total capitalization.........................   3,629,532    3,728,099
                                                          -----------  -----------


Minority Interest in Consolidated
  Subsidiary (Note 13)<F13>.............................     100,000         -
                                                          -----------  -----------
Obligations Under Capital Leases........................     108,408      120,268
                                                          -----------  -----------
Current Liabilities:
  Notes payable to banks................................      41,500       76,000
  Notes payable to affiliated company...................      10,250       92,750
  Commercial paper......................................        -          10,000
  Long-term debt and preferred stock--current
   portion..............................................       9,372       11,861
  Obligations under capital leases--current
   portion..............................................      63,856       55,701
  Accounts payable......................................     110,798      102,837
  Accounts payable to affiliated companies..............      44,677       43,033
  Accrued taxes.........................................      52,268       26,413
  Accrued interest......................................      30,854       30,682
  Other.................................................      20,027       22,828
                                                          -----------  -----------
                                                             383,602      472,105
                                                          -----------  -----------
Deferred Credits:
  Accumulated deferred income taxes (Note 1H)<F1H>......   1,486,873    1,544,021
  Accumulated deferred investment tax credits...........     142,447      150,087
  Deferred contractual obligation.......................      65,847      100,003
  Other.................................................     114,026      102,874
                                                          -----------  -----------

                                                           1,809,193    1,896,985
                                                          -----------  -----------
Commitments and Contingencies (Note 10)<F10>

           Total Capitalization and Liabilities.........  $6,030,735   $6,217,457
                                                          ===========  ===========








The accompanying notes are an integral part of these financial statements.



THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME


-------------------------------------------------------------------------------------
For the Years Ended December 31,                       1995        1994        1993
-------------------------------------------------------------------------------------
                                                         (Thousands of Dollars)
Operating Revenues................................ $2,386,107  $2,328,052  $2,366,050
                                                   ----------- ----------- ----------
Operating Expenses:
  Operation --
     Fuel, purchased and net interchange power....    608,600     568,394     657,121
     Other........................................    613,420     593,851     641,402
  Maintenance.....................................    192,607     207,003     180,403
  Depreciation....................................    242,496     231,155     219,776
  Amortization of regulatory assets, net..........     54,217      77,384     112,353
  Federal and state income taxes (Note 8)<F8>.....    178,346     190,249     142,987
  Taxes other than income taxes...................    172,395     173,068     170,353
                                                   ----------- ----------- ----------
        Total operating expenses..................  2,062,081   2,041,104   2,124,395
                                                   ----------- ----------- ----------
Operating Income..................................    324,026     286,948     241,655
                                                   ----------- ----------- ----------
Other Income:
  Deferred nuclear plants return--other funds.....      4,683      13,373      23,537
  Equity in earnings of regional nuclear
    generating companies..........................      6,545       7,453       6,193
  Other, net......................................      1,170       5,136      (1,044)
  Income taxes....................................     (2,978)      4,248       3,299

                                                   ----------- ----------- ----------
        Other income, net.........................      9,420      30,210      31,985
                                                   ----------- ----------- ----------
        Income before interest charges............    333,446     317,158     273,640
                                                   ----------- ----------- ----------
Interest Charges:
  Interest on long-term debt......................    124,350     119,927     134,263
  Other interest..................................      5,596       6,378       9,654
  Deferred nuclear plants return--borrowed funds..     (1,716)     (7,435)    (13,979)
                                                   ----------- ----------- ----------
        Interest charges, net.....................    128,230     118,870     129,938
                                                   ----------- ----------- ----------
Income before cumulative effect of
  accounting change...............................    205,216     198,288     143,702
Cumulative effect of accounting change
  (Note 1A)<F1A>..................................       -           -         47,747
                                                   ----------- ----------- ----------
Net Income........................................ $  205,216  $  198,288  $  191,449
                                                   =========== =========== ==========





The accompanying notes are an integral part of these financial statements.


THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                   1995        1994        1993
--------------------------------------------------------------------------------------------------
                                                                      (Thousands of Dollars)
Operating Activities:
  Net Income.................................................. $  205,216  $  198,288  $  191,449
  Adjustments to reconcile to net cash
   from operating activities:
    Depreciation..............................................    242,496     231,155     219,776
    Deferred income taxes and investment tax credits, net.....     49,520      37,664     (20,188)
    Deferred nuclear plants return............................     (6,399)    (20,808)    (37,516)
    Amortization of deferred nuclear plants return............    101,958     103,459      96,256
    Recoverable energy costs, net of amortization.............    (33,769)      3,975     125,579
    Deferred cogeneration costs...............................    (55,341)    (36,821)       -
    Other sources of cash.....................................     65,597      43,138      80,831
    Other uses of cash........................................    (36,435)     (9,388)    (47,499)
  Changes in working capital:
    Receivables and accrued utility revenues..................    (33,032)     45,386      (9,370)
    Fuel, materials, and supplies.............................     (4,479)     (3,756)     11,951
    Accounts payable..........................................      9,605     (24,167)      5,433
    Accrued taxes.............................................     25,855      (9,726)    (82,018)
    Other working capital (excludes cash).....................     (1,869)    (18,403)      9,754
                                                               ----------- ----------- -----------
Net cash flows from operating activities......................    528,923     539,996     544,438
                                                               ----------- ----------- -----------

Financing Activities:
  Issuance of long-term debt..................................       -        535,000     740,500
  Issuance of preferred stock.................................       -           -         80,000
  Issuance of Monthly Income
   Preferred Securities (Note 13)<F13>........................    100,000        -           -
  Net (decrease) increase in short-term debt..................   (127,000)     82,500    (109,490)
  Reacquisitions and retirements of long-term debt............    (10,866)   (774,020)   (771,973)
  Reacquisitions and retirements of preferred stock...........   (125,000)       -       (114,996)
  Cash dividends on preferred stock...........................    (21,185)    (23,895)    (29,182)
  Cash dividends on common stock..............................   (164,154)   (159,388)   (160,365)
                                                               ----------- ----------- -----------
Net cash flows used for financing activities..................   (348,205)   (339,803)   (365,506)
                                                               ----------- ----------- -----------
Investment Activities:
  Investment in plant:
    Electric utility plant....................................   (131,858)   (149,889)   (149,308)
    Nuclear fuel..............................................     (1,543)    (20,905)    (13,658)
                                                               ----------- ----------- -----------
  Net cash flows used for investments in plant................   (133,401)   (170,794)   (162,966)
  Other investment activities, net............................    (47,577)    (29,722)    (25,787)
                                                               ----------- ----------- -----------
Net cash flows used for investments...........................   (180,978)   (200,516)   (188,753)
                                                               ----------- ----------- -----------
Net Decrease In Cash For The Period...........................       (260)       (323)     (9,821)
Cash and special deposits - beginning of period...............      2,017       2,340      12,161
                                                               ----------- ----------- -----------
Cash and special deposits - end of period..................... $    1,757  $    2,017  $    2,340
                                                               =========== =========== ===========

Supplemental Cash Flow Information:
Cash paid during the year for:
  Interest, net of amounts capitalized........................ $  117,074  $  115,120  $  130,592
                                                               =========== =========== ===========

 Income taxes................................................ $  137,706  $  161,513  $  149,056
                                                               =========== =========== ===========
Increase in obligations:
  Niantic Bay Fuel Trust...................................... $   33,537  $   52,353  $   40,140
                                                               =========== =========== ===========

The accompanying notes are an integral part of these financial statements.





THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY


------------------------------------------------------------------------------------
                                                   Capital    Retained
                                         Common    Surplus,   Earnings
                                         Stock     Paid In       (a)        Total
------------------------------------------------------------------------------------
                                                       (Thousands of Dollars)


Balance at January 1, 1993..........   $122,229   $634,851   $ 748,817   $1,505,897


    Net income for 1993.............                           191,449      191,449
    Cash dividends on preferred
      stock.........................                           (29,182)     (29,182)
    Cash dividends on common stock..                          (160,365)    (160,365)
    Capital stock expenses, net.....                (4,580)                  (4,580)
                                       ---------  ---------  ----------  -----------
Balance at December 31, 1993........    122,229    630,271     750,719    1,503,219


    Net income for 1994.............                           198,288      198,288
    Cash dividends on preferred
      stock.........................                           (23,895)     (23,895)
    Cash dividends on common stock..                          (159,388)    (159,388)
    Capital stock expenses, net.....                 1,846                    1,846
                                       ---------  ---------  ----------  -----------



Balance at December 31, 1994........    122,229    632,117     765,724    1,520,070


    Net income for 1995.............                           205,216      205,216
    Cash dividends on preferred
      stock.........................                           (21,185)     (21,185)
    Cash dividends on common stock..                          (164,154)    (164,154)
    Loss on the retirement of
      preferred stock...............                              (125)        (125)
    Capital stock expenses, net.....                 5,864                    5,864
                                       ---------  ---------  ----------  -----------
Balance at December 31, 1995........   $122,229   $637,981   $ 785,476   $1,545,686
                                       =========  =========  ==========  ===========




(a) The company has dividend restrictions imposed by its long-term debt agreements.
    At December 31, 1995, these restrictions totaled approximately $540 million.




The accompanying notes are an integral part of these financial statements.



The Connecticut Light and Power Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   A.  PRESENTATION
       The consolidated financial statements of The Connecticut Light and Power Company and Subsidiaries (the company or CL&P) include the accounts of all wholly owned subsidiaries. Significant intercompany transactions have been eliminated in consolidation.

       CL&P, Western Massachusetts Electric Company (WMECO), Holyoke Water Power Company (HWP), Public Service Company of New Hampshire (PSNH), and North Atlantic Energy Corporation (NAEC) are the operating subsidiaries comprising the Northeast Utilities system (the system) and are wholly owned by Northeast Utilities (NU).

       The system furnishes retail electric service in Connecticut, New Hampshire, and western Massachusetts through CL&P, PSNH, WMECO, and HWP. A fifth subsidiary, NAEC, sells all of its capacity to PSNH. In addition to its retail service, the system furnishes firm and other wholesale electric services to various municipalities and other utilities. The system serves about 30 percent of New England's electric needs and is one of the 20 largest electric utility systems in the country as measured by revenues.

       Other wholly owned subsidiaries of NU provide substantial support services to the system. Northeast Utilities Service Company (NUSCO) supplies centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing, and other services to the system companies. Northeast Nuclear Energy Company (NNECO) acts as agent for system companies in operating the Millstone nuclear generating facilities. North Atlantic Energy Service Corporation (NAESCO) acts as agent for CL&P and NAEC in operating the Seabrook 1 nuclear facility.

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

       Property Taxes: CL&P changed its method of accounting for municipal property tax expense for its respective Connecticut properties during 1993. This one-time change increased 1993 net income by approximately $47.7 million.

   B.  FUTURE ACCOUNTING STANDARD
       The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, in March 1995. SFAS 121 became effective January 1, 1996, and establishes accounting standards for evaluating and recording asset impairment.
       SFAS 121 requires the evaluation of long-lived assets for impairment when certain events occur or conditions exist that indicate the carrying amounts of assets may not be recoverable. Refer to Note 1G, "Regulatory Accounting," for further information on the regulatory impacts of the company's adoption of SFAS 121.

   C.  INVESTMENTS AND JOINTLY OWNED ELECTRIC UTILITY PLANT
       Regional Nuclear Generating Companies: CL&P owns common stock of four regional nuclear generating companies (Yankee companies). The Yankee companies, with the company's ownership interests, are:


       Connecticut Yankee Atomic Power Company (CY) ...... 34.5%
       Yankee Atomic Electric Company (YAEC) ............. 24.5
       Maine Yankee Atomic Power Company (MY) ............ 12.0
       Vermont Yankee Nuclear Power Corporation (VY) .....  9.5


       CL&P's investments in the Yankee companies are accounted for on the equity basis due to the company's ability to exercise significant influence over their operating and financial policies. The electricity produced by the facilities that are operating is committed substantially on the basis of ownership interests and is billed pursuant to contractual agreements. Under ownership agreements with the Yankee companies, CL&P may be asked to provide direct or indirect financial support for one or more of the companies. For more information on these agreements, see Note 10E, "Commitments and Contingencies - Long-Term Contractual Arrangements."

       YAEC's nuclear power plant was shut down permanently on February 26, 1992. For more information on the Yankee companies, see Note 3, ``Nuclear Decommissioning.''

       Millstone 1: CL&P has an 81.0 percent joint-ownership interest in Millstone 1, a 660-megawatt (MW) nuclear generating unit. As of December 31, 1995 and 1994, plant-in-service included approximately $372.6 million and $370.9 million, respectively, and the accumulated provision for depreciation included approximately $148.4 million and $135.0 million, respectively, for CL&P's share of Millstone 1. CL&P's share of Millstone 1 expenses is included in the corresponding operating expenses on the accompanying Consolidated Statements of Income.

       Millstone 2: CL&P has an 81.0 percent joint-ownership interest in Millstone 2, an 870-MW nuclear generating unit. As of December 31, 1995 and 1994, plant-in-service included approximately $684.5 million and $680.5 million, respectively, and the accumulated provision for depreciation included approximately $198.5 million and $175.2 million, respectively, for CL&P's share of Millstone 2. CL&P's share of Millstone 2 expenses is included in the corresponding operating expenses on the accompanying Consolidated Statements of Income.

       Millstone 3: CL&P has a 52.93 percent joint-ownership interest in Millstone 3, a 1,154-MW nuclear generating unit. As of December 31, 1995 and 1994, plant-in-service included approximately $1.9 billion, and the accumulated provision for depreciation included approximately $455.1 million and $418.5 million, respectively, for CL&P's share of Millstone
       3. CL&P's share of Millstone 3 expenses is included in the corresponding operating expenses on the accompanying Consolidated Statements of Income.

       Seabrook 1: CL&P has a 4.06 percent joint-ownership interest in Seabrook 1, a 1,148-MW nuclear generating unit. As of December 31, 1995 and 1994, plant-in-service included approximately $173.3 million and $173.2 million, respectively, and the accumulated provision for depreciation included approximately $24.8 million and $20.1 million, respectively, for CL&P's share of Seabrook 1. CL&P's share of Seabrook 1 expenses is included in the corresponding operating expenses on the accompanying Consolidated Statements of Income.


   D.  DEPRECIATION
       The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency. Except for major facilities, depreciation factors are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 4.0 percent in 1995, 3.9 percent in 1994, and 3.8 percent in 1993. See Note 3, ``Nuclear Decommissioning,'' for information on nuclear plant decommissioning.


   E.  PUBLIC UTILITY REGULATION
       NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act), and it and its subsidiaries, including the company, are subject to the provisions of the 1935 Act. Arrangements among the system companies, outside agencies, and other utilities covering interconnections, interchange of electric power, and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The company is subject to further regulation for rates, accounting, and other matters by the FERC and/or the Connecticut Department of Public Utility Control (DPUC).


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


   G.  REGULATORY ACCOUNTING
       The accounting policies of CL&P and the accompanying consolidated financial statements conform to generally accepted accounting principles applicable to rate-regulated enterprises and reflect the effects of the ratemaking process in accordance with SFAS 71, Accounting for the Effects of Certain Types of Regulation. Assuming a cost-of-service based regulatory structure, regulators may permit incurred costs, normally treated as expenses, to be deferred and recovered in future revenues. Through their actions, regulators may also reduce or eliminate the value of an asset, or create a liability. If any portion of the company's operations were no longer subject to the provisions of SFAS 71 as a result of a change in the cost-of-service based regulatory structure or the effects of competition, the company would be required to write off related regulatory assets and liabilities. The company would also be required to determine any impairment to other assets, and write down these assets to fair value. Based on current regulation and recent regulatory decisions, and initiatives relating to competition in the system's markets, the company believes that its use of regulatory accounting remains appropriate.

       SFAS 121 requires that any assets, including regulatory assets, which are no longer probable of recovery through future revenues, be revalued based on estimated future cash flows. If the revaluation is less than the book value of the asset, an impairment loss would be charged to earnings. As noted above, based on the current regulatory environment in the company's service area, it is not expected that SFAS 121 will have a material impact on the company's financial position or results of operations upon adoption. This conclusion may change in the future as competitive factors influence wholesale and retail pricing in the electric utility industry or if the cost-of-service based regulatory structure were to change. For further information on the company's regulatory environment, refer to Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A).



       The components of regulatory assets are as follows:

       At December 31,                                    1995           1994
       ----------------------------------------------------------------------

                                                        (Thousands of Dollars)
       Income taxes, net (Note 1H) ...........         $  863,521   $  949,134
       Deferred demand-side management costs (Note 1I)    117,070      116,133
       Cogeneration costs (Note 1J) ..........             92,162       36,821
       Unrecovered contractual obligation (Note 3)         65,847      100,003
       Recoverable energy costs, net (Note 1K)             27,262       61,040
       Deferred costs-nuclear plants  ........              6,170      101,632
       Other .................................             38,352       45,571
                                                       -----------------------

                                                       $1,210,384   $1,410,334
                                                       =======================

   H.  INCOME TAXES
       The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of income subject to tax) is accounted for in accordance with the ratemaking treatment of the applicable regulatory commissions. The adoption of SFAS 109, Accounting for Income Taxes, in 1993 increased the company's net deferred tax obligation. As it is probable that the increase in deferred tax liabilities will be recovered from customers through rates, CL&P established a regulatory asset. See Note 8, "Income Tax Expense" for the components of income tax expense.

       The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, which give rise to the accumulated deferred tax obligation is as follows:

       At December 31,                                 1995           1994
       --------------------------------------------------------------------

                                                     (Thousands of Dollars)
       Accelerated depreciation and other
         plant-related differences ............     $1,074,242   $1,063,823

       Regulatory assets - income tax gross up         347,673      402,685

       Other ..................................         64,958       77,513
                                                  ------------- -----------

                                                    $1,486,873   $1,544,021
                                                    ==========   ==========

    I. DEMAND-SIDE MANAGEMENT (DSM)
       CL&P's DSM costs are recovered in base rates through a Conservation Adjustment Mechanism (CAM). As of December 31, 1995, these costs will be recovered by 2000. During October 1995, CL&P filed its 1996 DSM program and forecasted CAM for 1996 with the DPUC. The filing proposes expenditures of $37.1 million in 1996, with recovery over 2.4 years and a zero CAM rate.

    J. COGENERATION COSTS
       In accordance with its three-year rate plan that began in July 1993, CL&P was required to defer approximately $72 million and $36 million of cogeneration expense in years two and three, respectively, of the rate plan. CL&P is allowed to defer these costs with carrying charges, and will begin amortization of these costs over a five-year period beginning July 1, 1996.

       On June 30, 1995, CL&P terminated its existing agreement to purchase power from the O'Brien EPA cogeneration facility and entered into an agreement to purchase an equivalent amount of power from Citizens Lehman Power LP, at a cost below the O'Brien EPA rates. CL&P has applied the resulting savings to the amortization of the cogeneration deferral.


    K. RECOVERABLE ENERGY COSTS
       Under the Energy Policy Act of 1992 (Energy Act), CL&P is assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (D&D assessment). The Energy Act requires that regulators treat D&D assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates, like any other fuel cost. CL&P is currently recovering these costs through rates. As of December 31, 1995, the company's total D&D deferrals were approximately $48.8 million.

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

       The company is currently recovering $80 million of its GUAC balance over 18 months. The company set aside $19 million of its 1994-1995 GUAC year request pending the resolution of the company's appeals associated with the two prior GUAC periods.

       At December 31, 1995, CL&P's net recoverable energy costs, excluding current recoverable energy costs, were approximately $27.3 million.
       For additional information, see Note 10B, "Commitments and Contingencies
       - Nuclear Performance."


    L. SPENT NUCLEAR FUEL DISPOSAL COSTS
       Under the Nuclear Waste Policy Act of 1982, CL&P must pay the United States Department of Energy (DOE) for the disposal of spent nuclear fuel and high-level radioactive waste. Fees for nuclear fuel burned on or after April 7, 1983 are billed currently to customers and paid to the DOE on a quarterly basis. For nuclear fuel used to generate electricity prior to April 7, 1983 (prior-period fuel), payment may be made anytime prior to the first delivery of spent fuel to the DOE, which may be as early as 1998. Until such payment is made, the outstanding balance will continue to accrue interest at the three-month Treasury Bill Yield Rate. At December 31, 1995, fees due to the DOE for the disposal of prior-period fuel were approximately $150.0 million, including interest costs of $83.5 million. As of December 31, 1995, all fees have been collected through rates.


    M. DERIVATIVE FINANCIAL INSTRUMENTS
       The company utilizes interest-rate caps and fuel swaps to manage well-defined interest-rate and fuel-price risks. Premiums paid for purchased interest-rate cap agreements are amortized to interest expense over the terms of the caps. Unamortized premiums are included in deferred charges. Amounts receivable under cap agreements are accrued and offset against interest expense. Amounts receivable or payable under fuel-swap agreements are recognized in income when realized. Any material unrealized gains or losses on fuel swaps and interest-rate caps will be deferred until realized. For further information on derivatives, see
       Note 11, ``Derivative Financial Instruments.''

    N. CASH AND SPECIAL DEPOSITS
       Cash and special deposits at December 31, 1995, include $1.4 million of special deposits. These funds, which are held by a trustee, represent the proceeds from the sale of the company's land or property, which was subject to the lien of its First Mortgage Bond indenture. The proceeds are held in trust pursuant to the terms of the company's First Mortgage Bond indentures.


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

     CL&P has also entered into lease agreements, some of which are capital leases, for the use of data processing and office equipment, vehicles, nuclear control room simulators, and office space. The provisions of these lease agreements generally provide for renewal options. The following rental payments have been charged to operating expense:

          Year                          Capital Leases      Operating Leases
          ----                          --------------      ----------------


          1995......................      $56,307,000          $23,793,000
          1994......................       60,975,000           24,192,000
          1993......................       76,606,000           24,355,000


     Interest included in capital lease rental payments was $10,587,000 in 1995, $10,228,000 in 1994, and $11,298,000 in 1993.

     Substantially all of the capital lease rental payments were made pursuant to the nuclear fuel lease agreement. Future minimum lease payments under the nuclear fuel capital lease cannot be reasonably estimated on an annual basis due to variations in the usage of nuclear fuel.

     Future minimum rental payments, excluding annual nuclear fuel lease payments and executory costs, such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable leases, as of December 31, 1995 are:

          Year                              Capital Leases   Operating Leases
          ----                              --------------   ----------------

                                                  (Thousands of Dollars)

          1996......................              $   2,800       $ 19,000
          1997......................                  2,700         17,500
          1998......................                  2,700         12,600
          1999......................                  2,700         10,900
          2000......................                  2,500          9,900
          After 2000................                 39,600         53,700
                                                   --------     ----------


          Future minimum lease payments              53,000       $123,600
                                                                  ========

          Less amount representing interest          33,600
                                                   --------


          Present value of future minimum lease
          payments for other than nuclear fuel       19,400

          Present value of future nuclear fuel
          lease payments............                152,900
                                                   --------



          Total.....................               $172,300
                                                   ========

3.   NUCLEAR DECOMMISSIONING

     CL&P's nuclear power plants have service lives that are expected to end during the years 2010 through 2026. Upon retirement, these units must be decommissioned. The company's 1992 decommissioning study concluded that complete and immediate dismantlement at retirement continues to be the most viable and economic method of decommissioning the three Millstone units. A 1994 Seabrook decommissioning study also confirmed that complete and immediate dismantlement at retirement is the most viable and economic method of decommissioning Seabrook 1. Decommissioning studies are reviewed and updated periodically to reflect changes in decommissioning requirements, costs, technology, and inflation.

     The estimated cost of decommissioning CL&P's ownership share of Millstone 1 and 2, in year-end 1995 dollars, is $300.3 million and $265.8 million, respectively. CL&P's ownership share of the estimated cost of decommissioning Millstone 3 and Seabrook 1 in year-end 1995 dollars, is $232.1 million and $17.2 million, respectively. These estimated costs assume levelized collections for the Millstone units and escalated collections for Seabrook, and after-tax earnings on the Millstone and Seabrook decommissioning funds of 6.5 percent and 6.1 percent, respectively. The Millstone units and Seabrook 1 decommissioning costs will be increased annually by their respective escalation rates. Nuclear decommissioning costs are accrued over the expected service life of the units and are included in depreciation expense on the Consolidated Statements of Income. Nuclear decommissioning costs amounted to $30.5 million in 1995, $25.6 million in 1994, and $21.9 million in 1993. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation on the Consolidated Balance Sheets. At December 31, 1995, the balance in the accumulated reserve for decommissioning amounted to $270.0 million. See `Nuclear Decommissioning'' in the MD&A for a discussion of changes being considered by the FASB related to accounting for closure and removal of long-lived assets (including nuclear decommissioning).

     CL&P has established external decommissioning trusts through a trustee for its portion of the costs of decommissioning Millstone 1, 2, and 3. CL&P's portion of the cost of decommissioning Seabrook 1 is paid to an independent decommissioning financing fund managed by the state of New Hampshire.

     As of December 31, 1995, CL&P has collected, through rates, $203.5 million, toward the future decommissioning costs of its share of the Millstone units, of which $171.8 million has been transferred to external decommissioning trusts. As of December 31, 1995, CL&P has paid approximately $1.9 million into Seabrook 1's decommissioning financing fund. Earnings on the decommissioning trusts and financing fund increase the decommissioning trust balance and the accumulated reserve for decommissioning. Unrealized gains and losses associated with the decommissioning trusts and financing fund also impact the balance of the trusts and financing fund and the accumulated reserve for decommissioning.

     Changes in requirements or technology, the timing of funding or dismantling, or adoption of a decommissioning method other than immediate dismantlement would change decommissioning cost estimates and the amounts required to be recovered. CL&P attempts to recover sufficient amounts through its allowed rates to cover its expected decommissioning costs.
     Only the portion of currently estimated total decommissioning costs that has been accepted by the regulatory agencies is reflected in CL&P's rates. Based on present estimates and assuming its nuclear units operate to the end of their respective license periods, CL&P expects that the decommissioning trusts and financing fund will be substantially funded when the units are retired from service.

     CL&P, along with other New England utilities, has equity investments in the four Yankee companies. Each Yankee company owns a single nuclear generating unit with service lives that are expected to end during the years 2007 through 2012. The estimated cost, in year-end 1995 dollars, of decommissioning CL&P's ownership share of units owned and operated by CY, MY, and VY is $133.0 million, $42.4 million, and $33.0 million, respectively. Under the terms of the contracts with the Yankee companies, the shareholders-sponsors are responsible for their proportionate share of the operating costs of each unit, including decommissioning. The nuclear decommissioning costs of the Yankee companies are included as part of the cost of power purchased by CL&P.

     YAEC is in the process of dismantling its nuclear facility. Accelerated decommissioning of that unit has been delayed because of litigation over the Nuclear Regulatory Commission's (NRC) approval of YAEC's decommissioning plan. Effective November 1995, YAEC began billing its sponsors, including CL&P, amounts based on a revised estimate approved by the FERC that assumes decommissioning of the plant by the year 2000. This revised decommissioning estimate was based on access to the Barnwell, South Carolina low-level radioactive waste facility, changes in assumptions about earnings in decommissioning trust investments, and changes in other decommissioning cost assumptions. At December 31, 1995, the estimated remaining costs, including decommissioning, amounted to $268.8 million of which CL&P's share was approximately $65.8 million. Management expects that CL&P will continue to be allowed to recover such FERC-approved costs from its customers. Accordingly, CL&P has recognized these costs as a regulatory asset, with the corresponding obligation, on its Consolidated Balance Sheets.

4.   SHORT-TERM DEBT

     NU, CL&P, WMECO, HWP, NNECO, and The Rocky River Realty Company (RRR) have established a revolving-credit facility with a group of 15 banks. Under this facility, the participating companies may borrow up to an aggregate of $343 million. Individual borrowing limits as of January 1, 1996 were $150 million for NU parent, $325 million for CL&P, $60 million for WMECO, $5 million for HWP, $50 million for NNECO, and $22 million for RRR. The system companies may borrow funds on a short-term revolving basis using either fixed-rate loans or standby loans. Fixed rates are set using competitive bidding. Standby-loan rates are based upon several alternative variable rates. The system companies are obligated to pay a facility fee of 0.15 percent per annum of each bank's total commitment under the three-year portion of the facility, representing 75 percent of the total facility, plus 0.10 percent per annum of each bank's total commitment under the 364-day portion of the facility, representing 25 percent of the total facility. At December 31, 1995 and 1994, there were $42.5 million and $30 million of borrowings, respectively, under the facility. At December 31, 1995, CL&P had $10 million in borrowings outstanding under the facility.

     The weighted average interest rate on notes payable to banks outstanding at December 31, 1995 was 6.0 percent. The weighted average interest rates on notes payable to banks and commercial paper outstanding at December 31, 1994 were 6.2 percent and 6.4 percent, respectively.

     Certain subsidiaries of NU, including CL&P, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily Federal Funds rate. However, borrowings based on loans from NU parent bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 1995 and 1994, CL&P had $10.3 million and $92.8 million, respectively, of borrowings outstanding from the Pool. The interest rates on borrowings from the Pool at December 31, 1995 and 1994 were 4.7 percent and 4.9 percent, respectively.

     Maturities of CL&P's short-term debt obligations are for periods of three months or less.

     The amount of short-term borrowings that may be incurred by CL&P is subject to periodic approval by the SEC under the 1935 Act. In addition, the charter of CL&P contains provisions restricting the amount of short-term borrowings. Under the SEC and/or charter restrictions, the company was authorized, as of January 1, 1995, to incur short-term borrowings up to a maximum of $325 million.



5.   PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION

     Details of preferred stock not subject to mandatory redemption are:


                        December 31,     Shares
                          1995        Outstanding
                        Redemption    December 31,        December 31,
                                                   -------------------------
Description                 Price       1995       1995       1994      1993
----------------------------------------------------------------------------

                                                 (Thousands of Dollars)

$1.90   Series of 1947     $52.50     163,912   $  8,196  $  8,196   $  8,196
$2.00   Series of 1947      54.00     336,088     16,804    16,804     16,804
$2.04   Series of 1949      52.00     100,000      5,000     5,000      5,000
$2.06   Series E of 1954    51.00     200,000     10,000    10,000     10,000
$2.09   Series F of 1955    51.00     100,000      5,000     5,000      5,000
$2.20   Series of 1949      52.50     200,000     10,000    10,000     10,000
$3.24   Series G of 1968    51.84     300,000     15,000    15,000     15,000
 3.90% Series of 1949       50.50     160,000      8,000     8,000      8,000
 4.50% Series of 1956       50.75     104,000      5,200     5,200      5,200
 4.50% Series of 1963       50.50     160,000      8,000     8,000      8,000
 4.96% Series of 1958       50.50     100,000      5,000     5,000      5,000
 5.28% Series of 1967       51.43     200,000     10,000    10,000     10,000
 6.56% Series of 1968       51.44     200,000     10,000    10,000     10,000
 1989 Adjustable Rate DARTS   -          -          -       50,000     50,000
                                                 -------  --------   --------

Total preferred stock not subject
 to mandatory redemption                        $116,200  $166,200   $166,200
                                                =============================

     All or any part of each outstanding series of such preferred stock may be redeemed by the company at any time at established redemption prices plus accrued dividend to the date of redemption.

6.   PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION

     Details of preferred stock subject to mandatory redemption are:

                    December 31,     Shares
                        1995      Outstanding
                     Redemption   December 31,          December 31,
                                                 ---------------------------

Description              Price*       1995          1995      1994      1993
----------------------------------------------------------------------------

                                               (Thousands of Dollars)

9.00%   Series of 1989     -            -      $    -     $  75,000  $  75,000
7.23%   Series of 1992  $52.41     1,500,000      75,000     75,000     75,000
5.30%   Series of 1993  $51.00     1,600,000      80,000     80,000     80,000
                                               ---------  ---------   --------
                                                 155,000    230,000    230,000
Less preferred stock to be redeemed
  within one year....                               -         3,750       -
                                               ---------  ---------   --------

Total preferred stock subject to
  mandatory redemption                         $ 155,000  $ 226,250  $ 230,000
                                               =========  =========  =========


*Each of these series is subject to certain refunding limitations for the first five years after they were issued. Redemption prices reduce in future years.


 The following table details redemption and sinking fund activity for preferred stock subject to mandatory redemption:

                               Minimum
                                Annual
                             Sinking-Fund           Shares Reacquired
             Series           Requirement       1995      1994      1993
       -------------------------------------------------------------------
                          (Thousands of Dollars)
     9.10% Series of 1987     $    -              -         -    2,000,000
     9.00% Series of 1989          -         3,000,000      -        -
     7.23% Series of 1992 (1)    3,750            -         -        -
     5.30% Series of 1993 (2)   16,000            -         -        -

     (1)  Sinking fund requirements commence September 1, 1998.
     (2)  Sinking fund requirements commence October 1, 1999.

     The minimum sinking-fund provisions of the series subject to mandatory redemption, for the years 1996 through 2000, aggregate approximately $0 in 1996 and 1997, $3.8 million in 1998, and $19.8 million in 1999 and 2000.
     In case of default on sinking-fund payments or the payment of dividends, no payments may be made on any junior stock by way of dividends or otherwise (other than in shares of junior stock) so long as the default continues.
     If the company is in arrears in the payment of dividends on any outstanding shares of preferred stock, the company would be prohibited from redemption or purchase of less than all of the preferred stock outstanding. All or part of each of the series named above may be redeemed by the company at any time at established redemption prices plus accrued dividends to the date of redemption, subject to certain refunding limitations.


7.   LONG-TERM DEBT

     Details of long-term debt outstanding are:
                                                      December 31,
                                                  ----------------------

                                                    1995          1994
     -------------------------------------------------------------------

                                                (Thousands of Dollars)
     First Mortgage Bonds:

     7 5/8%   Series UU ............due 1997   $  197,245     $  200,000
     6 1/2%   Series T .............due 1998       20,000         20,000
     7 1/4%   Series VV ............due 1999      100,000        100,000
     5 1/2%   Series A .............due 1999      140,000        140,000
     5 3/4%   Series XX ............due 2000      200,000        200,000
     6 1/8%   Series B .............due 2004      140,000        140,000
     7 3/8%   Series TT ............due 2019       20,000         20,000
     7 1/2%   Series YY ............due 2023      100,000        100,000
     8 1/2%   Series C .............due 2024      115,000        115,000
     7 7/8%   Series D .............due 2024      140,000        140,000
     7 3/8%   Series ZZ ............due 2025      125,000        125,000
                                                ---------      ---------

          Total First Mortgage Bonds ........   1,297,245      1,300,000

   Pollution Control Notes:
     Variable rate, due 2016-2022..........        46,400         46,400
     Tax exempt, due 2028..................       315,500        315,500


   Fees and interest due for spent fuel
             disposal costs (Note 1L) ....        149,978        141,694
     Other.................................        20,286         28,398
     Less amounts due within one year......         9,372          8,111
     Unamortized premium and discount, net.        (7,391)        (8,302)
                                               -----------     ----------
      Long-term debt, net..................    $1,812,646      $1,815,579
                                               ===========     ==========

     Long-term debt and cash sinking-fund requirements on debt outstanding at December 31, 1995 for the years 1996 through 2000 are approximately $9.4 million, $208.1 million, $20.0 million, $240.0 million, and $200.0 million, respectively. In addition, there are annual one-percent sinking- and improvement-fund requirements, currently amounting to $13.0 million for 1996 and 1997, $11.0 million for 1998, $10.8 million for 1999, and $8.4 million for 2000. Such sinking- and improvement-fund requirements may be satisfied by the deposit of cash or bonds or by certification of property additions.

     All or any part of each outstanding series of first mortgage bonds may be redeemed by the company at any time at established redemption prices plus accrued interest to the date of redemption, except certain series which are subject to certain refunding limitations during their respective initial five-year redemption periods.

     Essentially all of the company's utility plant is subject to the lien of its first mortgage bond indenture. As of December 31, 1995 and 1994, the company has secured $315.5 million of pollution control notes with second mortgage liens on Millstone 1, junior to the lien of its first mortgage bond indenture. The average effective interest rate on the variable-rate pollution control notes ranged from 3.8 percent to 4.0 percent for 1995 and from 2.7 percent to 3.3 percent for 1994.



8.   INCOME TAX EXPENSE

     The components of the federal and state income tax provisions are:

     For the Years Ended December 31,        1995        1994       1993
     -------------------------------------------------------------------------
                                                 (Thousands of Dollars)
     Current income taxes:
       Federal.....................       $  93,906   $108,371    $115,403
       State.......................          37,898     39,966      44,473
                                          ---------   --------    --------

         Total current.............         131,804    148,337     159,876
                                          ---------   --------    --------


     Deferred income taxes, net:
       Federal.....................          52,075     44,180       3,808
       State......................            5,085        842     (12,987)
                                          ---------   --------    ---------

         Total deferred............          57,160     45,022     ( 9,179)
     Investment tax credits .......          (7,640)    (7,358)    (11,009)
                                          ---------   --------    ---------

         Total income tax expense..        $181,324   $186,001    $139,688
                                           ========   ========    ========

     The components of total income tax expense are classified as follows:

     Income taxes charged to operating
         expenses                          $178,346   $190,249    $142,987
     Other income taxes............           2,978     (4,248)     (3,299)
                                           --------   ---------  ----------

     Total income tax expense......        $181,324   $186,001    $139,688
                                           ========   ========    ========


Deferred income taxes are comprised of the tax effects of temporary differences as follows:


For the Years Ended December 31,            1995        1994        1993
--------------------------------------------------------------------------
                                              (Thousands of Dollars)
Depreciation, leased nuclear fuel,
 settlement credits,and disposal costs    $44,278    $ 38,874    $ 43,663
Energy adjustment clauses............      23,302      14,465     (52,189)
Demand-side management...............       1,310         203       9,156
Nuclear plant deferrals..............      (8,055)    (20,452)    (13,979)
Bond redemptions.....................      (2,255)      6,826       6,935
Contractual settlements..............      (9,496)        109        (308)
Other................................       8,076       4,997      (2,457)
                                          --------   ---------   ---------

Deferred income taxes, net...........     $57,160    $ 45,022    $ (9,179)
                                          ========   =========   =========

     A reconciliation between income tax expense and the expected tax expense at the applicable statutory rate is as follows:

For the Years Ended December 31,            1995        1994        1993
--------------------------------------------------------------------------
                                              (Thousands of Dollars)
Expected federal income tax at
  35 percent of pretax income........    $135,289    $134,501    $115,898
Tax effect of differences:
  State income taxes, net of federal
    benefit                                27,939      26,526      20,466
  Depreciation.......................      23,517      18,602      19,264
  Deferred nuclear plants return.....      (1,639)     (4,681)     (8,294)
  Amortization of deferred nuclear
    plants return                          20,218      19,755      18,648
  Property tax.......................        (159)      5,286     (12,320)
  Investment tax credit amortization.      (7,640)     (7,358)    (11,009)
  Adjustment for prior years' taxes..     (10,442)     (2,706)     (2,330)
  Other, net.........................      (5,759)     (3,924)       (635)
                                         ---------   ---------   ---------

Total income tax expense.............    $181,324    $186,001    $139,688
                                         =========   =========   =========

9.   EMPLOYEE BENEFITS

     A.   PENSION BENEFITS

          The company participates in a uniform noncontributory-defined benefit retirement plan covering all regular system employees. Benefits are based on years of service and employees' highest eligible compensation during five consecutive years of employment. The company's direct portion of the system's pension (income)/cost, part of which was (credited)/charged to utility plant, approximated $(10.4) million in 1995, $(2.3) million in 1994, and $7.6 million in 1993. The company's pension costs for 1995, 1994, and 1993 include approximately $0.1 million, $4.8 million, and $13.1 million, respectively, related to workforce-reduction programs.

          Currently, the company funds annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets. Pension assets are invested primarily in domestic and international equity securities and bonds.

          The components of net pension cost for CL&P are:

          For the Years Ended December 31,       1995      1994       1993
          ------------------------------------------------------------------
                                                  (Thousands of Dollars)

          Service cost..................     $   7,543   $ 13,072   $ 21,907
          Interest cost.................        37,110     36,103     35,055
          Return on plan assets.........      (138,582)     1,020    (80,615)
          Net amortization..............        83,516    (52,536)    31,254
                                             ----------  ---------  ---------

          Net pension (income)/cost.....     $(10,413)   $ (2,341)  $  7,601
                                             ==========  =========  =========

          For calculating pension cost, the following assumptions were used:


          For the Years Ended December 31,       1995      1994       1993
          -------------------------------------------------------------------


          Discount rate.................         8.25%     7.75%     8.00%
          Expected long-term rate of return      8.50      8.50      8.50
          Compensation/progression rate.         5.00      4.75      5.00


          The following table represents the plan's funded status reconciled to the Consolidated Balance Sheets:

          At December 31,                                  1995      1994
          -----------------------------------------------------------------
                                                      (Thousands of Dollars)
          Accumulated benefit obligation, including
            vested benefits at December 31, 1995 and
            1994 of $404,540,000 and $374,109,000,
            respectively                                 $432,987  $401,889
                                                         ========  ========

          Projected benefit obligation.............      $515,121  $471,079
          Market value of plan assets..............       668,929   568,294
                                                         --------- --------
          Market value in excess of projected  benefit
             obligation                                   153,808    97,215
          Unrecognized transition amount...........        (8,285)   (9,204)
          Unrecognized prior service costs.........         1,293     1,420
          Unrecognized net gain....................      (135,817)  (88,845)
                                                         --------- ---------

          Prepaid pension asset....................     $  10,999  $    586
                                                        ========== =========


          ------------------------------------------------------------------

          The following actuarial assumptions were used in calculating the plan's year-end funded status:
          At December 31,                                  1995      1994
          ------------------------------------------------------------------


          Discount rate............................        7.50%     8.25%
          Compensation/progression rate............        4.75      5.00


   B.  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

       The company provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees (referred to as SFAS 106 benefits). These benefits are available for employees retiring from the company who have met specified service requirements. For current employees and certain retirees, the total SFAS 106 benefit is limited to two times the 1993 per-retiree health care costs. The SFAS 106 obligation has been calculated based on this assumption. CL&P's direct portion of SFAS 106 health care and life insurance costs, part of which were deferred or charged to utility plant, approximated $20.7 million in 1995, $22.3 million in 1994, and $23.2 million in 1993.

       During 1995 and 1994, the company funded SFAS 106 postretirement costs through external trusts. During 1993, the company did not fund SFAS 106 postretirement costs through external trusts. The company is funding, on an annual basis, amounts that have been rate-recovered and which also are tax-deductible under the Internal Revenue Code. The trust assets are invested primarily in equity securities and bonds.



       The components of health care and life insurance cost are:

       For the Years Ended December 31,             1995      1994      1993
       -------------------------------------------------------------------------
                                                     (Thousands of Dollars)

       Service cost ....................          $ 2,248   $ 2,371   $ 3,397
       Interest cost ...................           11,510    12,157    12,091
       Return on plan assets ...........           (1,015)        2       -
       Amortization of unrecognized transition
          obligation                                7,344     7,344     7,682
       Other amortization, net .........              602       430        -
                                                  --------  --------  -------

       Net health care and life insurance costs    $20,689   $22,304  $23,170
                                                   =======   =======  =======


       -------------------------------------------------------------------------



       For calculating SFAS 106 benefits cost, the following assumptions were used:
       For the Years Ended December 31,             1995      1994      1993
       -------------------------------------------------------------------------


       Discount rate ...................            8.00%     7.75%     7.75%
       Long-term rate of return:
         Health assets, net of tax .....            5.00      5.00      5.00
         Life assets ...................            8.50      8.50      8.50



       The following table represents the plan's funded status reconciled to the Consolidated Balance Sheets:

       At December 31,                                      1995      1994
       ---------------------------------------------------------------------

                                                  (Thousands of Dollars)
       Accumulated postretirement benefit obligation of:
        Retirees ..................................        $126,624  $129,111
        Fully eligible active employees ...........             198       241
        Active employees not eligible to retire ...          29,798    25,203
                                                           --------  --------

       Total accumulated postretirement benefit obligation  156,620   154,555


       Market value of plan assets ................          11,378       167
                                                           --------  --------


       Accumulated postretirement benefit obligation
         in excess of plan assets .................        (145,242) (154,388)

       Unrecognized transition amount .............         124,850   132,194

       Unrecognized net loss ......................           1,260       192
                                                           --------  --------


       Accrued postretirement benefit liability ...        $(19,132) $(22,002)
                                                           ========  =========




       The following actuarial assumptions were used in calculating the plan's year-end funded status:

       At December 31,                                      1995      1994
       --------------------------------------------------------------------


       Discount rate ..............................        7.50%     8.00%
       Health care cost trend rate (a) ............        8.40     10.20


       (a) The annual growth in per capita cost of covered health care benefits was assumed to decrease to 5.4 percent by 2001.

       The effect of increasing the assumed health-care-cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $8.5 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $0.7 million. The trust holding the plan assets is subject to federal income taxes at a 35 percent tax rate.

       CL&P is currently recovering SFAS 106 costs, including amounts previously deferred.


10.COMMITMENTS AND CONTINGENCIES

   A.  CONSTRUCTION PROGRAM
       The construction program is subject to periodic review and revision. CL&P currently forecasts construction expenditures of approximately $776.3 million for the years 1996-2000, including $154.6 million for 1996. In addition, the company estimates that nuclear fuel requirements, including nuclear fuel financed through the NBFT, will be approximately $240.4 million for the years 1996-2000, including $35.1 million for 1996. See Note 2, ``Leases,'' for additional information about the financing of nuclear fuel.

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

       In October 1994, Millstone 2 began a planned refueling and maintenance outage that was originally scheduled for 63 days. The outage encountered several unexpected difficulties which extended the duration of the outage until August 4, 1995. Total replacement power costs attributable to the extension of the outage for CL&P were approximately $69 million. Operation and maintenance (O&M) costs incurred during the outage were approximately $57 million, an increase of $30 million as a result of the outage extension. O&M costs associated with the refueling outage are deferred and amortized through rates. The recovery of replacement power and O&M costs is subject to refund pending a prudence review in Connecticut.

       Management does not believe the outcome of the prudence reviews discussed above will have a material adverse impact on the company's financial position and results of operations.

       In November 1995, Millstone 1 began a planned refueling and maintenance outage that was originally scheduled for 49 days. The outage has encountered several unexpected difficulties which has lengthened the duration of the outage. The impact of the outage extension is currently under review, but the unit is not expected to return to service until the mid-to-late part of the second quarter of 1996. The estimated costs attributable to this outage extension are replacement-power costs of $5.2 million per month and O&M costs of approximately $16.2 million. Recovery of the costs related to this outage is subject to prudence reviews by the DPUC.

       On January 31, 1996, the NRC announced that the three Millstone nuclear power plants operated by NNECO have been placed on its "watch list" because of long standing performance concerns. The NRC cited a number of operational problems which have arisen since 1990 at the Millstone plants.

       The NRC recognized that there are significant current variations in the performance of the three units. The performance concerns cited by the NRC, combined with NU's failure to maintain previous performance improvements, have resulted in the NRC requiring close monitoring of Millstone unit operations and the implementation of a corrective action program. While the NRC has not specifically restricted operations at the Millstone site, the company expects that there will be costs associated with the NRC's actions that cannot be accurately estimated at this time.

   C.  ENVIRONMENTAL MATTERS
       CL&P is subject to regulation by federal, state, and local authorities with respect to air and water quality, handling the disposal of toxic substances and hazardous and solid wastes, and the handling and use of chemical products. CL&P has an active environmental auditing and training program and believes that it is in substantial compliance with current environmental laws and regulations.

       Environmental requirements could hinder the construction of new generating units, transmission and distribution lines, substations, and other facilities. The cumulative long-term, cost impact of increasingly stringent environmental requirements cannot accurately be estimated. Changing environmental requirements could also require extensive and costly modifications to CL&P's existing generating units, and transmission and distribution systems, and could raise operating costs significantly. As a result, CL&P may incur significant additional environmental costs, greater than amounts included in cost of removal and other reserves, in connection with the generation and transmission of electricity and the storage, transportation, and disposal of by-products and wastes. CL&P may also encounter significantly increased costs to remedy the environmental effects of prior waste handling activities.

       CL&P has recorded a liability for what it believes, based upon information currently available, are its estimated environmental remediation costs for waste disposal sites. In most cases, additional future environmental cleanup costs are not reasonably estimable due to a number of factors, including the unknown magnitude of possible contamination, the appropriate remediation methods, the possible effects of future legislation or regulation, and the possible effects of technological changes. At December 31, 1995, the net liability recorded by CL&P for its estimated environmental remediation costs, excluding any possible insurance recoveries or recoveries from third parties, amounted to approximately $7.4 million, which management has determined to be the most probable amount within the range of $7.4 million to $9.8 million.

       CL&P cannot estimate the potential liability for future claims, including environmental remediation costs, that may be brought against it. However, considering known facts, existing laws, and regulatory practices, management does not believe the matters disclosed above will have a material effect on CL&P's financial position or future results of operations.

   D.  NUCLEAR INSURANCE CONTINGENCIES
       Under certain circumstances, in the event of a nuclear incident at one of the nuclear facilities covered by the federal government's third-party liability indemnification program, the company could be assessed in proportion to its ownership interest in each nuclear unit up to $75.5 million not to exceed $10 million per nuclear unit in any one year. The maximum assessment is to be adjusted at least every five years for inflationary changes. Based on the ownership interest in Millstone 1, 2, and 3 and in Seabrook 1, CL&P's maximum liability, including any additional potential assessments, would be $173.6 million per incident. In addition, through power purchase contracts with the three operating Yankee regional nuclear generating companies, CL&P would be responsible for up to an additional $44.4 million per incident. Payments for CL&P's ownership interest in nuclear generating facilities would be limited to a maximum of $27.5 million per incident per year.

       Insurance has been purchased to cover the primary cost of repair, replacement, or decontamination of utility property resulting from insured occurrences. CL&P is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessment against CL&P with respect to losses arising during the current policy year is approximately $12.2 million under the primary property insurance program.

       Insurance has been purchased to cover certain extra costs incurred in obtaining replacement power during prolonged accidental outages and the excess cost of repair, replacement, or decontamination or premature decommissioning of utility property resulting from insured occurrences. CL&P is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessments against the company with respect to losses arising during current policy years are approximately $8.6 million under the replacement power policies and $31.6 million under the excess property damage, decontamination, and decommissioning policies. The cost of a nuclear incident could exceed available insurance proceeds.

       Insurance has been purchased aggregating $200 million on a industry basis for coverage of worker claims. All participating reactor operators insured under this coverage are subject to retrospective assessments of $3.0 million per reactor. The maximum potential assessment against CL&P with respect to losses arising during the current policy period is approximately $9.1 million.

   E.  LONG-TERM CONTRACTUAL ARRANGEMENTS
       Yankee Companies: CL&P, along with PSNH and WMECO, purchased approximately 6.7 percent of their electricity requirements pursuant to long-term contracts with the Yankee companies. Under the terms of their agreements, the companies pay their ownership (or entitlement) shares of generating costs, which include depreciation, O&M expenses, taxes, the estimated cost of decommissioning, and a return on invested capital. These costs are recorded as purchased-power expense and recovered through the companies' rates. CL&P's total cost of purchases under these contracts for the units that are operating amounted to $105.8 million in 1995, $102.1 million in 1994, and $112.3 million in 1993.
       See Note 1C, ``Summary of Significant Accounting Policies-Investments and Jointly Owned Electric Utility Plant,'' and Note 3, ``Nuclear Decommissioning,'' for more information on the Yankee companies.

       Nonutility Generators: CL&P has entered into various arrangements for the purchase of capacity and energy from nonutility generators. These arrangements have terms from 10 to 30 years, currently expiring in the years 2001 through 2026, and requires the company to purchase the energy at specified prices or formula rates. For the twelve months ended December 31, 1995, approximately 13 percent of system electricity requirements was met by nonutility generators. CL&P's total cost of purchases under these arrangements amounted to $282.2 million in 1995, $277.4 million in 1994, and $279.8 million in 1993. These costs are eventually recovered through the company's rates.

       Hydro-Quebec: Along with other New England utilities, CL&P, PSNH, WMECO, and HWP entered into agreements to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. CL&P is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M and capital costs of these facilities.

       The estimated annual costs of CL&P's significant long-term contractual arrangements are as follows:



                                1996      1997      1998      1999      2000
       ----------------------------------------------------------------------
                                            (Millions of Dollars)

       Yankee companies        $105.8    $103.1    $111.0    $112.9    $120.5
       Nonutility generators    269.0     273.5     280.1     290.1     290.9
       Hydro-Quebec ..           20.3      19.4      18.7      18.3      18.0




   11. DERIVATIVE FINANCIAL INSTRUMENTS

       The company utilizes derivative financial instruments to manage well-defined interest-rate and fuel-price risks. The company does not use them for trading purposes.

       Interest-Rate Cap Contracts: CL&P has entered into interest-rate cap contracts with financial institutions in order to reduce a portion of the interest-rate risk associated with certain variable-rate tax-exempt pollution control revenue bonds. During 1995, there was one outstanding contract held by CL&P covering $340 million of variable-rate debt, which expired in January 1996. The contract entitled CL&P to receive from a counterparty the amounts, if any, by which the interest payments on a portion of its variable-rate tax-exempt pollution control revenue bonds exceed the J. J. Kenny High Grade Index. Due to its upcoming expiration, as of December 31, 1995, the total fair market value of the cap was $0.

       Fuel Swaps: CL&P also uses fuel-swap agreements with financial institutions to hedge against fuel-price risk created by long-term negotiated energy contracts. These fuel swaps minimize exposure associated with rising fuel prices, and effectively fix CL&P's cost of fuel for these negotiated energy contracts. Under the swap agreements, CL&P exchanges monthly payments based on the differential between a fixed and variable price for the associated fuel. As of December 31, 1995, CL&P had outstanding agreements with a total notional value of approximately $249 million, and a negative mark-to-market position of approximately $19 million. When the mark-to-market position for the swap agreements is negative, the profitability of the long-term negotiated energy contracts whose fuel exposure has been hedged increases by a corresponding amount.

       These swap agreements have been made with various financial institutions, each of which are rated "A" or better by Standard & Poor's rating group. CL&P is exposed to credit risk on the fuel swaps if the counterparties fail to perform their obligations. However, CL&P anticipates that the counterparties will be able to fully satisfy their obligations under the contracts.

12.FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

   Cash, special deposits, and nuclear decommissioning trusts: The carrying amounts approximate fair value.

   SFAS 115, Accounting for Certain Investments in Debt and Equity Security, requires investments in debt and equity securities to be presented at fair value and was adopted by the company on a prospective basis as of January 1, 1994. During 1995, the investments held in the company's nuclear decommissioning trusts increased by $14.4 million as of December 31, 1995 and decreased by approximately $3.8 million as of December 31, 1994, with a corresponding offset to the accumulated provision for depreciation. The $14.4 million increase in 1995 represents cumulative gross unrealized holding gains. The cumulative gross unrealized holding losses were immaterial for 1995. The $3.8 million decrease in 1994 represents cumulative gross unrealized holding gains of $1.6 million, offset by cumulative gross unrealized holding losses of $5.4 million. There was no change in funding requirements of the trusts nor any impact on earnings as a result of the adoption of SFAS 115.

   Preferred stock and long-term debt: The fair value of CL&P's fixed rate securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value.

   The carrying amounts of CL&P's financial instruments and the estimated fair values are as follows:

                                                           Carrying    Fair
   At December 31, 1995                                    Amount     Value
   --------------------------------------------------------------------------
                                                       (Thousands of Dollars)

   Preferred stock not subject to mandatory redemption $  116,200  $   82,448

   Preferred stock subject to mandatory redemption        155,000     157,575

   Long-term debt - First Mortgage Bonds ....           1,297,245   1,329,549

   Other long-term debt .....................             532,164     532,164

   Monthly Income Preferred Securities ......             100,000     108,520


   --------------------------------------------------------------------------
                                                           Carrying    Fair
   At December 31, 1994                                    Amount     Value
   --------------------------------------------------------------------------
                                                       (Thousands of Dollars)


   Preferred stock not subject to mandatory redemption $  166,200 $  113,825

   Preferred stock subject to mandatory redemption        230,000    218,075

   Long-term debt - First Mortgage Bonds ....           1,300,000  1,182,894

   Other long-term debt .....................             531,992    531,992

   The fair values shown above have been reported to meet disclosure requirements and do not purport to represent the amounts at which those obligations would be settled.


13.MONTHLY INCOME PREFERRED SECURITIES OF SUBSIDIARY

   In January 1995, CL&P Capital, LP (CL&P LP) issued $100 million of cumulative 9.3 percent Monthly Income Preferred Securities (MIPS), Series A.
    CL&P has the sole ownership interest in CL&P LP, as a general partner, and is the guarantor of the MIPS securities. Subsequent to the MIPS issuance, CL&P LP loaned the proceeds of the MIPS issuance, along with CL&P's $3.1 million capital contribution, back to CL&P in the form of an unsecured debenture. CL&P consolidates CL&P LP for financial reporting purposes.
   Upon consolidation, the unsecured debenture is eliminated, and the MIPS securities are accounted for as a minority interest.
















THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
----------------------------------------------------------------------



To the Board of Directors
of The Connecticut Light and Power Company and Subsidiaries:

   We have audited the accompanying consolidated balance sheets of The Connecticut Light and Power Company and Subsidiaries (a Connecticut corporation and a wholly owned subsidiary of Northeast Utilities) as of December 31, 1995 and 1994, and the related consolidated statements of income, common stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts of disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Connecticut Light and Power Company and Subsidiaries as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

   As discussed in Note 1A to the Financial Statements, effective January 1, 1993, The Connecticut Light and Power Company and Subsidiaries changed its method of accounting for property taxes.


                                   /s/  Arthur Andersen LLP

                                   ARTHUR ANDERSEN LLP




Hartford, Connecticut
February 16, 1996










THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------




This section contains management's assessment of CL&P's (the company) financial condition and the principal factors having an impact on the results of operations. The company is a wholly owned subsidiary of Northeast Utilities
(NU). This discussion should be read in conjunction with the company's financial statements and footnotes.


FINANCIAL CONDITION

OVERVIEW

Net income was approximately $205 million in 1995, an increase of approximately $7 million, from approximately $198 million in 1994. The 1995 net income was higher primarily due to higher revenues from the final step of the company's three-year rate plan, lower income tax expenses, higher 1995 cogeneration deferrals, and a reduction in maintenance costs. These increases were partially offset by lower wholesale revenues, higher operation costs, and higher fuel and purchased-power costs.

Retail kilowatt-hour sales fell by 0.3 percent in 1995, as a result of a flat economy in southern New England and mild weather in the first quarter of 1995. With the southern New England economy not forecasted to grow substantially during 1996, sales levels are expected to remain flat.

CL&P acts as both a buyer and a seller of electricity in the highly competitive wholesale electricity market in the Northeast. Increased competition has made the renegotiation of expiring wholesale contracts, as well as the signing of new contracts, financially challenging. As a result, wholesale power revenues fell to approximately $188 million in 1995, from approximately $215 million in 1994. CL&P's efforts to enhance its wholesale revenues resulted in several new contracts in 1995.

During 1995, the Federal Energy Regulatory Commission issued a proposal for restructuring the electric-power industry, which calls for open access to transmission facilities, a standard formula for calculating rates, and full recovery of stranded investments. The impact on CL&P of this proposal, which is expected to be finalized in 1996, is not known at this time.

During 1995, the Coalition of Northeastern Governors released its report addressing the restructuring of the electric-power industry and its resulting impact on customers and states. The report presented the future as one in which there would be some form of continued regulation for transmission and distribution with fully competitive generation.

Also in 1995, the Department of Public Utility Control (DPUC) concluded that while increased competition is in the public interest, electric utilities should have the opportunity to recover "net, nonmitigatable stranded costs" during a transition period to full competition. While such a conclusion is encouraging there is uncertainty with regard to the final regulatory and legislative definitions of terms such as "net, nonmitigatable" and "stranded costs."

CL&P is taking a proactive role in the electric-power industry's movement toward competition. In its "Path To A Competitive Future" (the plan), CL&P outlined a comprehensive approach to enhancing customer satisfaction and market efficiency while moving toward full competition in the electricity marketplace. The plan also calls for several significant changes in electricity pricing, the ability to introduce new products and services, the method of rate-setting, and the operation of the New England Power Pool. The plan also calls for the phase-in of supplier choices through the use of pilot programs. Management believes that a fully competitive market for electricity should begin once all issues relating to the transition from traditional utility regulation have been thoroughly addressed.

In addition to the formulation of this plan and ongoing meetings with legislators, regulators, and others in the industry, CL&P is moving ahead in other areas, including revenue enhancement initiatives and cost reductions, to better position itself for an increasingly competitive environment.

A comprehensive companywide effort, which started in 1994, to reengineer CL&P's business and operating processes continued throughout 1995. CL&P expects that this effort will have significant positive effects on operating costs and customer service. Many of the organizational changes in the operating and service functions announced in 1995 and early 1996 are consistent with the initial recommendations of the reengineering teams. While CL&P's reengineering efforts will be reduced in 1996, implementation costs relating to the previous reengineering efforts are expected to increase.

With retail electric revenues accounting for approximately 90 percent of its 1995 revenues, CL&P has continued to develop a number of initiatives to retain and serve its existing customers and to expand its retail customer base. The most visible result of these efforts is the expansion of the Retail Marketing organization. Retail Marketing's mission is to better understand the needs and concerns of CL&P's retail customer and to develop innovative approaches to addressing these issues. These initiatives include providing discounts to certain customers for signing economic development and competitive generation-based contracts, offering demand-side-management services, and providing additional products and services.

WORKFORCE REDUCTIONS

In January 1996, NU completed its nuclear workforce reduction plan. Approximately 220 positions were eliminated through a combination of early retirements, attrition, and layoffs. The total pretax cost of the workforce reduction to the NU system, which was recognized in 1995, was approximately $9 million.

RATE MATTERS

CL&P follows accounting principles in accordance with Statement of Financial Accounting Standards (SFAS) 71, "Accounting for the Effects of Certain Types of Regulation" that allows the economic effects of rate regulation to be reflected. Under these principles, regulators may permit incurred costs for certain events or transactions, which would be treated as expenses by nonregulated enterprises, to be deferred as regulatory assets and recovered in revenues at a later date.

The creation of these regulatory assets has kept down electric rates in past years, at the expense of having higher rates in the future. At December 31, 1995, CL&P's regulatory assets totaled approximately $1.2 billion. The largest regulatory asset, nearly $864 million, is related to the future recovery of income taxes. The substantial costs of amortizing these regulatory assets would hinder CL&P from competing effectively in an openly competitive electric market if customers are not required to pay such costs. Given the increasingly competitive nature of the industry and increased activity in the regulatory environment, CL&P has made the recovery of regulatory assets one of its central financial strategies, while balancing the customer's pricing needs with NU's shareholder's earnings requirements. Under its existing rate agreement, CL&P is allowed to recover a significant portion of its regulatory assets during the next five years. However, maintaining or increasing the present recovery level is dependent upon the outcome of negotiations between CL&P and the DPUC when its current rate agreement expires.

Given that CL&P's current rate agreement expires during 1996, CL&P will actively pursue early negotiations with the DPUC to determine whether, or to what extent, rates should be adjusted going forward. CL&P's strategy during these negotiations will be to maintain stable rates, applying any available earnings that may result to reduce the balance of its regulatory assets. Management is unable to predict the ultimate outcome of these negotiations, which will be subject to DPUC approval.

In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS 121, which was effective January 1, 1996, requires assets, including regulatory assets, that are no longer probable of recovery through future revenues be charged to earnings.

If future competition or regulatory actions cause any portion of its operations to no longer be subject to SFAS 71, CL&P would be required to determine the fair value of the related regulatory assets and liabilities and record any necessary write-downs. Additionally, if events create uncertainty about the recoverability of any of CL&P's remaining long-lived assets, a similar analysis would be required for those assets in accordance with SFAS 121. Under its current regulatory environment, CL&P believes that its use of SFAS 71 remains appropriate and that the adoption of SFAS 121 will not have a material impact on its financial position or results of operations.

See the Notes to Consolidated Financial Statements," Note 1G, for further details on regulatory accounting.

CL&P's retail rates increased by approximately $48 million, or 2.06 percent, in July 1995, representing the final step of a three-year rate plan approved by the DPUC. The 1993 rate decision has been appealed. If this appeal prevails there may be revenues subject to refund, however, management believes it is unlikely that the appeal will prevail.

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

See the "Notes to Consolidated Financial Statements," Note 10B, for further details on outage deferrals and recoveries.

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

NU's management plans to continue its extensive efforts already under way to address these concerns. Concurrent with the NRC's action, NU provided the NRC with the results of a comprehensive self-assessment review of the employee concern program at Millstone. Additionally, in January 1996, NU announced a reorganization of its nuclear operations which included the creation of a new office of Nuclear Safety and Oversight.

Although the start-up of Millstone 1, which is currently in outage, will be affected by its placement on the NRC's "watch list," operations at Millstone 2 and 3 have not been restricted. NU's management expects that the increased NRC attention will inevitably have effects and costs that are not known at this time.

In November 1995, Millstone 1 began a planned refueling and maintenance outage. The outage has been extended to allow NU to complete reviews required by the NRC. In response to a request by the NRC, NU is conducting a detailed review of Millstone 1's Final Safety Analysis Report and an assessment of the plant's readiness to ensure that the future operation of the plant will be conducted in accordance with the terms and conditions of its operating license and the NRC's regulations. The outage schedule is currently under review, but the unit is not expected to return to service before the mid-to-late part of the second quarter of 1996. Total replacement-power costs attributable to the Millstone 1 outage extension for CL&P are expected to be approximately $6 million per month. In addition, operation and maintenance costs to be incurred as a result of the extension are estimated to be approximately $16 million. Outage costs are deferred and amortized through rates. The recovery, or refund, of outage costs is subject to prudence reviews.

The composite capacity factor of the five nuclear generating units that NU operates-including the Connecticut Yankee nuclear unit-was 69.9 percent in 1995, compared with 67.5 percent for 1994, and a 1995 national average of 77.6 percent. The 1995 capacity factor was impacted by an extended refueling and maintenance outage for Millstone 2.

See the "Notes to Consolidated Financial Statements," Note 10B, for further information on outage deferrals and recoveries.


ENVIRONMENTAL MATTERS

NU devotes substantial resources to identify and comply with the multitude of environmental requirements it faces. NU has active auditing programs addressing a variety of regulatory requirements, including an environmental auditing program to detect and remedy noncompliance with environmental laws or regulations.

CL&P is potentially liable for environmental cleanup costs at a number of sites both inside and outside its service territory. To date, the future estimated environmental remediation liability has not been material with respect to the earnings or financial position of CL&P. At December 31, 1995, CL&P had recorded an environmental reserve amounting to approximately $7 million, the minimum amount required under SFAS 5, "Accounting for Contingencies." These costs could be significantly higher if alternative remedies become necessary.

In October 1995, the Connecticut Department of Environmental Protection (CDEP) issued a consent order to CL&P and the Long Island Lighting Company (LILCO) requiring those companies to address leaks from the Long Island cable, which is jointly owned by CL&P and LILCO. CL&P will incur additional costs to meet the requirements of the order and to meet any subsequent CDEP requirements resulting from the studies under the consent order, which cannot be estimated at this time. Management also cannot determine at this time whether long-term future operation of the cable will remain cost effective subsequent to any additional CDEP requirements.

NUCLEAR DECOMMISSIONING

CL&P's estimated cost to decommission its shares of Millstone 1, 2, and 3 and Seabrook 1 is approximately $815 million in year-end 1995 dollars. These costs are being recognized over the lives of the respective units and a portion is being recovered through rates.

The FASB is currently reviewing the accounting for closure and removal costs, including decommissioning and similar costs, for long-lived assets. If current electric-power industry accounting practices for such decommissioning costs were changed, annual provisions for decommissioning would increase and the estimated costs for decommissioning would be recorded as a liability rather than as a component of accumulated depreciation.

See the "Notes to Consolidated Financial Statements," Note 3, for further information on nuclear decommissioning, including CL&P's share of costs to decommission the regional nuclear generating units.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided from operations decreased approximately $11 million in 1995, from 1994, primarily due to higher cash operating expenses, partially offset by higher revenues from retail-rate increases and recoveries. Cash used for financing activities increased approximately $8 million in 1995, from 1994, primarily due to a net decrease in short-term debt, partially offset by lower net reacquisitions and retirements of long-term debt. Cash used for investments decreased approximately $20 million in 1995, from 1994, primarily due to lower construction and nuclear fuel expenditures, partially offset by higher investment in the nuclear decommissioning trusts.

In 1995, CL&P applied the bulk of its excess cash to reduce debt and preferred stock levels. Although CL&P's long-term debt levels changed little, its short-term debt levels fell from $179 million at the beginning of 1995 to $52 million at the end of the year. CL&P's preferred stock levels were reduced by approximately $121 million. CL&P has entered into interest-rate-cap and fossil-fuel-swap contracts to reduce a portion of its interest-rate and fuel-price risks.

See the "Notes to Consolidated Financial Statements," Note 11, for further information on derivative financial instruments and the "Notes to Consolidated Financial Statements," Notes 6, 7, and 10A, for further information on construction and long-term debt funding requirements.



RESULTS OF OPERATIONS

OPERATING REVENUES

The components of the change in operating revenues for the past two years are provided in the table below.


                                    Change In Operating Revenues

                                    Increase/(Decrease)
                                1995 vs. 1994          1994 vs. 1993
--------------------------------------------------------------------------
                                        (Millions of Dollars)

Regulatory decisions                $61                    $38
Fuel and purchased power
 cost recoveries                     25                    (45)
Sales volume                         (5)                    40
Wholesale revenues                  (16)                   (63)
Other revenues                       (7)                    (8)
                                    ----                  -----

Total revenue change                $58                   $(38)
                                    ====                  =====

Revenues related to regulatory decisions increased, primarily due to the effects of the July 1994 and 1995 retail-rate increases and higher recoveries for demand-side-management costs. Fuel and purchased-power-cost recoveries increased primarily due to higher energy costs and the recovery of GUAC costs. Wholesale revenues decreased primarily due to capacity sales contracts that expired in 1994.

Operating revenues decreased approximately $38 million in 1994, from 1993. Revenues related to regulatory decisions increased, primarily due to the effects of the July 1993 and 1994 retail-rate increases, partially offset by lower recoveries for demand-side-management costs. Fuel and purchased-power-cost recoveries decreased primarily due to lower GUAC recoveries. Sales volume increased as a result of higher retail sales from an improved economy. Retail sales increased 3.4 percent in 1994, from 1993 sales levels. Wholesale revenues decreased primarily due to the expiration in late 1994 and 1993 of some significant capacity sales contracts.

FUEL, PURCHASED AND NET INTERCHANGE POWER

Fuel, purchased and net interchange power expense increased approximately $40 million in 1995, from 1994, primarily due to higher fossil generation and higher priced outside energy purchases from other utilities in 1995.

Fuel, purchased and net interchange power decreased approximately $89 million in 1994, from 1993, primarily due to lower recognition of replacement-power fuel costs in 1994, partially offset by a higher level of outside energy purchases from other utilities in 1994.

OTHER OPERATION AND MAINTENANCE EXPENSES

Other operation and maintenance expenses, net increased approximately $5 million in 1995, from 1994. Operation expenses increased approximately $19 million, primarily due to higher demand-side-management costs, higher rate recovery of postretirement benefit costs, and higher capacity charges from regional nuclear generating units, partially offset by higher nuclear reserves for excess/obsolete inventory in 1994. Maintenance expenses decreased approximately $14 million, primarily due to lower maintenance costs at the fossil units and fossil reserves for excess/obsolete inventory in 1994.

Other operation and maintenance expenses, net decreased approximately $21 million in 1994, from 1993, primarily due to higher costs in 1993 associated with early-retirement programs, lower 1994 payroll and benefit costs, lower fossil-unit costs and lower capacity charges from the regional nuclear generating units, partially offset by higher 1994 costs associated with the operation and maintenance activities of the nuclear units and higher reserves for excess/obsolete inventory at the nuclear and fossil units in 1994.

DEPRECIATION EXPENSES

Depreciation expenses increased approximately $11 million both in 1995, from 1994, and in 1994, from 1993, primarily as a result of higher plant balances and higher decommissioning levels.

AMORTIZATION OF REGULATORY ASSETS, NET

Amortization of regulatory assets, net decreased approximately $23 million in 1995, from 1994, primarily due to the higher CL&P cogeneration deferrals in 1995, (approximately $18 million), and the completion, during 1994, of the amortization of a 1993 cogeneration buyout, partially offset by higher 1995 amortization of Millstone 3 and Seabrook 1 phase-in costs.

Amortization of regulatory assets, net decreased approximately $35 million in 1994, from 1993, primarily due to the deferral of cogeneration expenses beginning in July 1994 as allowed under the 1993 retail-rate decision and lower 1994 expenses associated with the recovery of Hydro-Quebec support payments, partially offset by higher 1994 amortization of Millstone 3 and Seabrook 1 phase-in costs.

FEDERAL AND STATE INCOME TAXES

Federal and state income taxes decreased approximately $5 million in 1995, from 1994, primarily due to tax benefits from a favorable tax ruling, partially offset by higher taxable income.

Federal and state income taxes increased approximately $46 million in 1994, from 1993, primarily due to higher taxable income.


DEFERRED NUCLEAR PLANTS RETURN

Deferred nuclear plants return decreased approximately $14 million in 1995, from 1994, and approximately $17 million in 1994, from 1993, primarily because additional Millstone 3 investments were phased into rates.

OTHER INCOME, NET

Other income, net decreased approximately $4 million in 1995, from 1994, and increased approximately $6 million in 1994, from 1993, primarily due to the 1993 property tax accounting change as ordered in the 1993 CL&P rate decision. The allocation of this change to customers occurred in 1994, and amortization began in 1995.

INTEREST CHARGES

Although the change in 1995, from 1994, was not significant, interest on long-term debt decreased approximately $14 million in 1994, from 1993, primarily due to lower average interest rates as a result of refinancing activities and lower 1994 debt levels.

CUMULATIVE EFFECT OF ACCOUNTING CHANGE

The cumulative effect of the accounting change of approximately $48 million in 1993 represents the one-time change in the method of accounting for Connecticut municipal property tax expense recognized in the first quarter of 1993.





THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

SELECTED FINANCIAL DATA  (A)
------------------------------------------------------------------------------


                              1995      1994      1993      1992      1991
------------------------------------------------------------------------------

                                        (Thousands of Dollars)

Operating Revenues...  $2,386,107 $2,328,052 $2,366,050 $2,316,451 $2,275,737

Operating Income.....     324,026    286,948    241,655    288,088    324,428

Net Income...........     205,216    198,288    191,449(b) 206,714    240,818

Cash Dividends on
   Common Stock           164,154    159,388    160,365    164,277    172,587

Total Assets.........    6,030,735 6,217,457  6,397,405  5,582,831  5,338,466

Long-Term Debt.......    1,822,018 1,823,690  2,057,280  2,087,936  2,023,268

Preferred Stock Not
  Subject to Mandatory
  Redemption....           116,200   166,200    166,200    231,196    306,195

Preferred Stock Subject to
  Mandatory Redemption(c)  155,000   230,000    230,000    200,000    141,892


Obligations Under Capital
 Leases(c)                 172,264   175,969    177,418    197,404    208,924



STATEMENTS OF QUARTERLY FINANCIAL DATA (Unaudited)
--------------------------------------------------------------------------------

                                          Quarter Ended(a)
                              --------------------------------------------------

1995                       March 31   June 30     September 30    December 31
--------------------------------------------------------------------------------



Operating Revenues......  $601,194   $525,147     $638,392        $621,374
                          ========   ========     ========        ========

Operating Income........  $ 96,191   $ 65,867     $ 88,012        $ 73,956
                          ========   ========     ========        ========

Net Income..............  $ 65,877   $ 38,089     $ 60,462        $ 40,788
                          ========   ========     ========        ========

1994
--------------------------------------------------------------------------------

Operating Revenues......  $619,815   $551,135     $598,706        $558,396
                          ========   ========     ========        ========

Operating Income........  $ 90,259   $ 59,289     $ 74,771        $ 62,629
                          ========   ========     ========        ========

Net Income..............  $ 68,590   $ 39,162     $ 50,191        $ 40,345
                          ========   ========     ========        ========

(a)Reclassifications of prior data have been made to conform with the current presentation.

(b)Includes the cumulative effect of change in accounting for municipal property tax expense, which increased earnings for common shares by $47.7 million.

(c)Includes portion due within one year.




THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

STATISTICS
-------------------------------------------------------------------------


        Gross Electric              Average
        Utility Plant               Annual
         December 31,               Use Per       Electric
        (Thousands of  kWh Sales    Residential   Customers    Employees
           Dollars)    (Millions) Customer (kWh)  (Average)  (December 31)
-------------------------------------------------------------------------


1995   $6,389,190       26,366       8,519       1,094,527       2,270
1994    6,327,967       26,975       8,775       1,086,400       2,587
1993    6,214,401       26,107       8,519       1,078,925       2,676
1992    6,100,682       25,809       8,501       1,075,425       3,028
1991    5,986,271       24,992       8,435       1,069,912       3,364