Form 10-K, Exhibit 13
period 1995-12-31
NORTHEAST UTILITIES; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1996-03-14
CIK 72741, 23426, 106170, 315256, 880416

EXHIBIT 13.3

                               1995 Annual Report

                     Western Massachusetts Electric Company

                                      Index


Contents                                                               Page
--------                                                               ----

Balance Sheets.......................................................   2-3

Statements of Income.................................................   4

Statements of Cash Flows.............................................   5

Statements of Common Stockholder's Equity............................   6

Notes to Financial Statements........................................   7

Report of Independent Public Accountants.............................   26

Management's Discussion and Analysis of Financial
  Condition and Results of Operations................................   27

Selected Financial Data..............................................   33

Statements of Quarterly Financial Data...............................   33

Statistics...........................................................   34

Preferred Stockholder and Bondholder Information..................... Back Cover

WESTERN MASSACHUSETTS ELECTRIC COMPANY

BALANCE SHEETS

------------------------------------------------------------------------------------
At December 31,                                                 1995         1994
------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
ASSETS
------
Utility Plant, at original cost:
  Electric................................................  $1,234,738   $1,214,326

     Less: Accumulated provision for depreciation.........     462,872      425,019
                                                            -----------  -----------
                                                               771,866      789,307
  Construction work in progress...........................      18,957       19,187
  Nuclear fuel, net.......................................      31,574       38,000
                                                            -----------  -----------
      Total net utility plant.............................     822,397      846,494
                                                            -----------  -----------

Other Property and Investments:
  Nuclear decommissioning trusts, at market...............      69,903       56,123
  Investments in regional nuclear generating
   companies, at equity...................................      14,820       14,927
  Other, at cost..........................................       3,979        3,941
                                                            -----------  -----------
                                                                88,702       74,991
                                                            -----------  -----------
Current Assets:
  Cash....................................................         241          105
  Notes receivable from affiliated companies..............        -           8,750
  Receivables, less accumulated provision for
    uncollectible accounts of $2,230,000 in 1995
    and $2,032,000 in 1994................................      42,164       35,427
  Accounts receivable from affiliated companies...........         951        1,108
  Accrued utility revenues................................      11,119       15,766
  Fuel, materials, and supplies, at average cost..........       5,114        4,829
  Prepayments and other...................................       9,176        9,215
                                                            -----------  -----------
                                                                68,765       75,200
                                                            -----------  -----------
Deferred Charges:
  Regulatory assets (Note 1G)<F1G>........................     160,986      184,226
  Unamortized debt expense................................       1,496        1,733
  Other...................................................        -             974
                                                            -----------  -----------
                                                               162,482      186,933
                                                            -----------  -----------


      Total Assets........................................  $1,142,346   $1,183,618
                                                            ===========  ===========

The accompanying notes are an integral part of these financial statements.

WESTERN MASSACHUSETTS ELECTRIC COMPANY

BALANCE SHEETS

------------------------------------------------------------------------------------
At December 31,                                                 1995         1994
------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock,$25 par value--authorized and
     outstanding 1,072,471 shares in 1995 and 1994........  $   26,812   $   26,812
  Capital surplus, paid in................................     150,182      149,683
  Retained earnings.......................................     115,296      111,586
                                                            -----------  -----------
           Total common stockholder's equity..............     292,290      288,081
  Cumulative preferred stock--
    $100 par value--authorized 1,000,000 shares;
    outstanding 200,000 shares in 1995 and 1994;
    $25 par value--authorized 3,600,000 shares;
    outstanding 2,300,000 shares in 1995
    2,927,000 shares in 1994
  Preferred stock not subject to mandatory redemption.....      53,500       68,500
  Preferred stock subject to mandatory redemption.........      22,500       24,000
  Long-term debt..........................................     347,470      345,669
                                                            -----------  -----------
           Total capitalization...........................     715,760      726,250
                                                            -----------  -----------
Obligations Under Capital Leases..........................      20,855       23,852
                                                            -----------  -----------
Current Liabilities:
  Notes payable to affiliated company.....................      24,050         -
  Long-term debt and preferred stock--current
   portion................................................       1,500       34,975
  Obligations under capital leases--current
   portion................................................      15,156       12,945
  Accounts payable........................................      14,475       20,396
  Accounts payable to affiliated companies................      11,604       17,352
  Accrued taxes...........................................       1,686        5,160
  Accrued interest........................................       5,670        6,702
  Other...................................................       7,768        7,584
                                                            -----------  -----------
                                                                81,909      105,114
                 <

                               1995 Annual Report

                     Western Massachusetts Electric Company

                                      Index


Contents                                                               Page
--------                                                               ----

Balance Sheets.......................................................   2-3

Statements of Income.................................................   4

Statements of Cash Flows.............................................   5

Statements of Common Stockholder's Equity............................   6

Notes to Financial Statements........................................   7

Report of Independent Public Accountants.............................   26

Management's Discussion and Analysis of Financial
  Condition and Results of Operations................................   27

Selected Financial Data..............................................   33

Statements of Quarterly Financial Data...............................   33

Statistics...........................................................   34

Preferred Stockholder and Bondholder Information..................... Back Cover

WESTERN MASSACHUSETTS ELECTRIC COMPANY

BALANCE SHEETS

------------------------------------------------------------------------------------
At December 31,                                                 1995         1994
------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
ASSETS
------
Utility Plant, at original cost:
  Electric................................................  $1,234,738   $1,214,326

     Less: Accumulated provision for depreciation.........     462,872      425,019
                                                            -----------  -----------
                                                               771,866      789,307
  Construction work in progress...........................      18,957       19,187
  Nuclear fuel, net.......................................      31,574       38,000
                                                            -----------  -----------
      Total net utility plant.............................     822,397      846,494
                                                            -----------  -----------

Other Property and Investments:
  Nuclear decommissioning trusts, at market...............      69,903       56,123
  Investments in regional nuclear generating
   companies, at equity...................................      14,820       14,927
  Other, at cost..........................................       3,979        3,941
                                                            -----------  -----------
                                                                88,702       74,991
                                                            -----------  -----------
Current Assets:
  Cash....................................................         241          105
  Notes receivable from affiliated companies..............        -           8,750
  Receivables, less accumulated provision for
    uncollectible accounts of $2,230,000 in 1995
    and $2,032,000 in 1994................................      42,164       35,427
  Accounts receivable from affiliated companies...........         951        1,108
  Accrued utility revenues................................      11,119       15,766
  Fuel, materials, and supplies, at average cost..........       5,114        4,829
  Prepayments and other...................................       9,176        9,215
                                                            -----------  -----------
                                                                68,765       75,200
                                                            -----------  -----------
Deferred Charges:
  Regulatory assets (Note 1G)<F1G>........................     160,986      184,226
  Unamortized debt expense................................       1,496        1,733
  Other...................................................        -             974
                                                            -----------  -----------
                                                               162,482      186,933
                                                            -----------  -----------


      Total Assets........................................  $1,142,346   $1,183,618
                                                            ===========  ===========

The accompanying notes are an integral part of these financial statements.

WESTERN MASSACHUSETTS ELECTRIC COMPANY

BALANCE SHEETS

------------------------------------------------------------------------------------
At December 31,                                                 1995         1994
------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock,$25 par value--authorized and
     outstanding 1,072,471 shares in 1995 and 1994........  $   26,812   $   26,812
  Capital surplus, paid in................................     150,182      149,683
  Retained earnings.......................................     115,296      111,586
                                                            -----------  -----------
           Total common stockholder's equity..............     292,290      288,081
  Cumulative preferred stock--
    $100 par value--authorized 1,000,000 shares;
    outstanding 200,000 shares in 1995 and 1994;
    $25 par value--authorized 3,600,000 shares;
    outstanding 2,300,000 shares in 1995
    2,927,000 shares in 1994
  Preferred stock not subject to mandatory redemption.....      53,500       68,500
  Preferred stock subject to mandatory redemption.........      22,500       24,000
  Long-term debt..........................................     347,470      345,669
                                                            -----------  -----------
           Total capitalization...........................     715,760      726,250
                                                            -----------  -----------
Obligations Under Capital Leases..........................      20,855       23,852
                                                            -----------  -----------
Current Liabilities:
  Notes payable to affiliated company.....................      24,050         -
  Long-term debt and preferred stock--current
   portion................................................       1,500       34,975
  Obligations under capital leases--current
   portion................................................      15,156       12,945
  Accounts payable........................................      14,475       20,396
  Accounts payable to affiliated companies................      11,604       17,352
  Accrued taxes...........................................       1,686        5,160
  Accrued interest........................................       5,670        6,702
  Other...................................................       7,768        7,584
                                                            -----------  -----------
                                                                81,909      105,114
                                                            -----------  -----------
Deferred Credits:
  Accumulated deferred income taxes (Note 1H)<F1H>........     259,595      253,821
  Accumulated deferred investment tax credits.............      26,302       27,822
  Deferred contractual obligation.........................      18,814       28,572
  Other...................................................      19,111       18,187
                                                            -----------  -----------
                                                               323,822      328,402
                                                            -----------  -----------

Commitments and Contingencies (Note 10)<F10>

           Total Capitalization and Liabilities...........  $1,142,346   $1,183,618
                                                            ===========  ===========

The accompanying notes are an integral part of these financial statements.




WESTERN MASSACHUSETTS ELECTRIC COMPANY

STATEMENTS OF INCOME



------------------------------------------------------------------------------
For the Years Ended December 31,                    1995      1994      1993
------------------------------------------------------------------------------
                                                     (Thousands of Dollars)

Operating Revenues.............................. $420,208  $421,477  $415,055
                                                 --------- --------- ---------
Operating Expenses:
  Operation --
     Fuel, purchased and net interchange power..   86,738    67,365    67,781
     Other......................................  142,774   130,683   142,273
  Maintenance...................................   37,447    35,430    34,259
  Depreciation..................................   37,924    36,885    35,751
  Amortization of regulatory assets.............   19,562    29,118    29,700
  Federal and state income taxes (Note 8)<F8>...   14,060    32,653    27,892
  Taxes other than income taxes.................   18,639    18,403    17,051
                                                 --------- --------- ---------
        Total operating expenses................  357,144   350,537   354,707
                                                 --------- --------- ---------
Operating Income................................   63,064    70,940    60,348
                                                 --------- --------- ---------

Other Income:
  Equity in earnings of regional nuclear
    generating companies........................    1,771     2,031     1,680
  Other, net....................................    1,232     3,687     4,405
  Income taxes..................................      262       (71)       23
                                                 --------- --------- ---------
        Other income, net.......................    3,265     5,647     6,108
                                                 --------- --------- ---------
        Income before interest charges..........   66,329    76,587    66,456
                                                 --------- --------- ---------

Interest Charges:
  Interest on long-term debt....................   26,840    27,678    29,979
  Other interest................................      356      (548)     (195)
                                                 --------- --------- ---------
        Interest charges, net...................   27,196    27,130    29,784
                                                 --------- --------- ---------

Income before cumulative effect of
  accounting change.............................   39,133    49,457    36,672
Cumulative effect of accounting change
  (Note 1A)<F1A>................................     -         -        3,922
                                                 --------- --------- ---------
Net Income...................................... $ 39,133  $ 49,457  $ 40,594
                                                 ========= ========= =========



The accompanying notes are an integral part of these financial statements.

WESTERN MASSACHUSETTS ELECTRIC COMPANY
STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                   1995        1994        1993
--------------------------------------------------------------------------------------------------
                                                                      (Thousands of Dollars)
Operating Activities:
  Net Income.................................................. $   39,133  $   49,457  $   40,594
  Adjustments to reconcile to net cash
   from operating activities:
    Depreciation..............................................     37,924      36,885      35,751
    Deferred income taxes and investment tax credits, net.....      3,418      10,256         918
    Deferred Millstone 3 return...............................       (190)     (1,331)     (2,516)
    Amortization of deferred Millstone 3 return...............      7,336      14,758      14,768
    Recoverable energy costs, net of amortization.............     (4,715)     (8,622)      7,316
    Other sources of cash.....................................     29,409      27,553      26,765
    Other uses of cash........................................     (8,039)    (23,701)     (2,698)
  Changes in working capital:
    Receivables and accrued utility revenues..................     (1,933)      6,470      (3,728)
    Fuel, materials, and supplies.............................       (285)      2,228       1,944
    Accounts payable..........................................    (11,669)      8,239      (2,078)
    Accrued taxes.............................................     (3,474)     (1,862)     (3,248)
    Other working capital (excludes cash).....................      1,256      (2,991)      2,433
                                                               ----------- ----------- -----------
Net cash flows from operating activities......................     88,171     117,339     116,221
                                                               ----------- ----------- -----------
Financing Activities:
  Issuance of long-term debt..................................       -         90,000     113,800
  Net increase (decrease) in short-term debt..................     24,050      (6,000)    (35,500)
  Reacquisitions and retirements of long-term debt............    (34,550)   (104,169)   (114,270)
  Reacquisitions and retirements of preferred stock...........    (15,675)     (7,325)     (1,500)
  Cash dividends on preferred stock...........................     (4,944)     (5,897)     (5,259)
  Cash dividends on common stock..............................    (30,223)    (29,514)    (28,785)
                                                               ----------- ----------- -----------
Net cash flows used for financing activities..................    (61,342)    (62,905)    (71,514)
                                                               ----------- ----------- -----------
Investment Activities:
  Investment in plant:
    Electric utility plant....................................    (27,084)    (32,680)    (34,592)
    Nuclear fuel..............................................         75      (4,928)     (2,926)
                                                               ----------- ----------- -----------
  Net cash flows used for investments in plant................    (27,009)    (37,608)    (37,518)
  NU System Money Pool........................................      8,750      (8,750)       -
  Other investment activities, net............................     (8,434)     (8,156)     (7,169)
                                                               ----------- ----------- -----------
Net cash flows used for investments...........................    (26,693)    (54,514)    (44,687)
                                                               ----------- ----------- -----------
Net Increase (Decrease) In Cash For The Period................        136         (80)         20
Cash - beginning of period....................................        105         185         165
                                                               ----------- ----------- -----------
Cash - end of period.......................................... $      241  $      105  $      185
                                                               =========== =========== ===========
Supplemental Cash Flow Information:
Cash paid during the year for:
  Interest, net of amounts capitalized........................ $   25,551  $   25,174  $   27,277
                                                               =========== =========== ===========
  Income taxes................................................ $   14,385  $   30,040  $   21,200
                                                               =========== =========== ===========
Increase in obligations:
  Niantic Bay Fuel Trust...................................... $    7,851  $   12,237  $    9,369
                                                               =========== =========== ===========

/Table>
The accompanying notes are an integral part of these financial statements.


WESTERN MASSACHUSETTS ELECTRIC COMPANY

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY



---------------------------------------------------------------------------------------
                                                       Capital     Retained
                                            Common     Surplus,    Earnings
                                             Stock     Paid In       (a)        Total
---------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

Balance at January 1, 1993...............  $26,812    $149,026    $ 91,077    $266,915

    Net income for 1993..................                           40,594      40,594
    Cash dividends on preferred
      stock..............................                           (5,259)     (5,259)
    Cash dividends on common stock.......                          (28,785)    (28,785)
    Capital stock expenses, net..........                  293                     293
                                           --------   ---------   ---------   ---------
Balance at December 31, 1993.............   26,812     149,319      97,627     273,758

    Net income for 1994..................                           49,457      49,457
    Cash dividends on preferred
      stock..............................                           (5,897)     (5,897)
    Cash dividends on common stock.......                          (29,514)    (29,514)
    Loss on the retirement of preferred
      stock..............................                              (87)        (87)
    Capital stock expenses, net..........                  364                     364
                                           --------   ---------   ---------   ---------
Balance at December 31, 1994.............   26,812     149,683     111,586     288,081

    Net income for 1995..................                           39,133      39,133
    Cash dividends on preferred
      stock..............................                           (4,944)     (4,944)
    Cash dividends on common stock.......                          (30,223)    (30,223)
    Loss on retirement of preferred
      stock..............................                             (256)       (256)
    Capital stock expenses, net..........                  499                     499
                                           --------   ---------   ---------   ---------
Balance at December 31, 1995.............  $26,812    $150,182    $115,296    $292,290
                                           ========   =========   =========   =========

(a) The company has dividend restrictions imposed by its long-term debt agreements. At December 31, 1995, these restrictions totaled approximately $21.5 million.


The accompanying notes are an integral part of these financial statements.


Western Massachusetts Electric Company
NOTES TO FINANCIAL STATEMENTS
----------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   A.  PRESENTATION
       Western Massachusetts Electric Company (WMECO or the company), The Connecticut Light and Power Company (CL&P), Holyoke Water Power Company
       (HWP), Public Service Company of New Hampshire (PSNH), and North Atlantic Energy Corporation (NAEC) are the operating subsidiaries comprising the Northeast Utilities system (the system) and are wholly owned by Northeast Utilities (NU).

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

       Property Taxes: WMECO changed its method of accounting for municipal property tax expense for its respective Connecticut properties during 1993. This one-time change increased 1993 net income by approximately $3.9 million.

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



   C.  INVESTMENTS AND JOINTLY OWNED ELECTRIC UTILITY PLANT
       Regional Nuclear Generating Companies: WMECO owns common stock of four regional nuclear generating companies (Yankee companies). The Yankee companies, with the company's ownership interests, are:

       Connecticut Yankee Atomic Power Company (CY) ........     9.5%
       Yankee Atomic Electric Company (YAEC) ...............     7.0
       Maine Yankee Atomic Power Company (MY) ..............     3.0
       Vermont Yankee Nuclear Power Corporation (VY) .......     2.5

       WMECO's investments in the Yankee companies are accounted for on the equity basis due to the company's ability to exercise significant influence over their operating and financial policies. The electricity produced by the facilities that are operating is committed substantially on the basis of ownership interests and is billed pursuant to contractual agreements. Under ownership agreements with the Yankee companies, WMECO may be asked to provide direct or indirect financial support for one or more of the companies. For more information on these agreements, see Note 10E, "Commitments and Contingencies - Long-Term Contractual Arrangements."

       YAEC's nuclear power plant was shut down permanently on February 26, 1992. For more information on the Yankee companies, see Note 3, "Nuclear Decommissioning."

       Millstone 1: WMECO has a 19 percent joint-ownership interest in Millstone 1, a 660-megawatt (MW) nuclear generating unit. As of December 31, 1995 and 1994, plant-in-service included approximately $87.4 million and $87.0 million, respectively, and the accumulated provision for depreciation included approximately $34.5 million and $31.4 million, respectively, for WMECO's share of Millstone 1. WMECO's share of Millstone 1 expenses is included in the corresponding operating expenses on the accompanying Statements of Income.

       Millstone 2: WMECO has a 19 percent joint-ownership interest in Millstone 2, an 870-MW nuclear generating unit. As of December 31, 1995 and 1994, plant-in-service included approximately $160.0 million and $159.2 million, respectively, and the accumulated provision for depreciation included approximately $45.8 million and $40.4 million, respectively, for WMECO's share of Millstone 2. WMECO's share of Millstone 2 expenses is included in the corresponding operating expenses on the accompanying Statements of Income.

       Millstone 3: WMECO has a 12.24 percent joint-ownership interest in Millstone 3, a 1,154-MW nuclear generating unit. As of December 31, 1995 and 1994, plant-in-service included approximately $377.7 million and $376.1 million, respectively, and the accumulated provision for depreciation included approximately $90.6 million and $83.2 million, respectively, for WMECO's share of Millstone 3. WMECO's share of Millstone 3 expenses is included in the corresponding operating expenses on the accompanying Statements of Income.

   D.  DEPRECIATION
       The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency. Except for major facilities, depreciation factors are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.1 percent in 1995, 1994, and 1993. See Note 3, "Nuclear Decommissioning," for information on nuclear plant decommissioning.



   E.  PUBLIC UTILITY REGULATION
       NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act), and it and its subsidiaries, including the company, are subject to the provisions of the 1935 Act. Arrangements among the system companies, outside agencies, and other utilities covering inter-connections, interchange of electric power, and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The company is subject to further regulation for rates, accounting, and other matters by the FERC and/or the Massachusetts Department of Public Utilities (DPU).

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

   G.  REGULATORY ACCOUNTING
       The accounting policies of WMECO and the accompanying financial statements conform to generally accepted accounting principles applicable to rate-regulated enterprises and reflect the effects of the ratemaking process in accordance with SFAS 71, Accounting for the Effects of Certain Types of Regulation. Assuming a cost-of-service based regulatory structure, regulators may permit incurred costs, normally treated as expenses, to be deferred and recovered in future revenues. Through their actions, regulators may also reduce or eliminate the value of an asset, or create a liability. If any portion of the company's operations were no longer subject to the provisions of SFAS 71, as a result of a change in the cost-of-service based regulatory structure or the effects of competition, the company would be required to write off related regulatory assets and liabilities. The company would also be required to determine any impairment to other assets and write down these assets to fair value. Based on current regulation and recent regulatory decisions, and initiatives relating to competition in the system's market, the company believes that its use of regulatory accounting remains appropriate.

       SFAS 121 requires that any assets, including regulatory assets, which are no longer probable of recovery through future revenues, be revalued based on estimated future cash flows. If the revaluation is less than the book value of the asset, an impairment loss would be charged to earnings. As noted above, based on the current regulatory environment in the company's service area, it is not expected that SFAS 121 will have a material impact on the company's financial position or results of operations upon adoption. This conclusion may change in the future as competitive factors influence wholesale and retail pricing in the electric utility industry, or if the cost-of-service based regulatory structure were to change. For further information on the company's regulatory environment, refer to Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

       The components of regulatory assets are as follows:

       At December 31,                                       1995        1994
       -----------------------------------------------------------------------

                                                (Thousands of Dollars)

       Income taxes, net (Note 1H) ..................... $  87,829   $  86,357
       Unrecovered contractual obligation  (Note 3)  ...    18,814      28,572
       Amortizable property investment - Millstone 3 ...     5,600      16,800
       Recoverable energy costs (Note 1I) ..............    10,974       8,324
       Deferred costs - Millstone 3 ....................    -            7,836
       Other ...........................................    37,769      36,337
                                                         ---------   ---------

                                                         $ 160,986   $ 184,226
                                                         =========   =========




   H.  INCOME TAXES
       The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of income subject to tax) is accounted for in accordance with the ratemaking treatment of the applicable regulatory commissions. The adoption of SFAS 109, Accounting for Income Taxes, in 1993 increased the company's net deferred tax obligation. As it is probable that the increase in deferred tax liabilities will be recovered from customers through rates, WMECO established a regulatory asset. See Note 8, "Income Tax Expense" for the components of income tax expense.

       The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, which give rise to the accumulated deferred tax obligation are as follows:

       At December 31,                                 1995           1994
       --------------------------------------------------------------------

                                                (Thousands of Dollars)

       Accelerated depreciation and other
         plant-related differences ...........     $222,520        $214,485

       Regulatory assets - income tax gross up       34,540          34,084

       Other .................................        2,535           5,252
                                                 ----------      ----------
                                                   $259,595        $253,821
                                                   ========        ========

   I.  RECOVERABLE ENERGY COSTS
       Under the Energy Policy Act of 1992 (Energy Act), WMECO is assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (D&D assessment). The Energy Act requires that regulators treat D&D assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates, like any other fuel cost.
        WMECO is currently recovering these costs through rates. As of December 31, 1995, the company's total D&D deferrals were approximately $11.0 million.

   J.  SPENT NUCLEAR FUEL DISPOSAL COSTS
       Under the Nuclear Waste Policy Act of 1982, WMECO must pay the United States Department of Energy (DOE) for the disposal of spent nuclear fuel and high-level radioactive waste. Fees for nuclear fuel burned on or after April 7, 1983 are billed currently to customers and paid to the DOE on a quarterly basis. For nuclear fuel used to generate electricity prior to April 7, 1983 (prior-period fuel), payment may be made anytime prior to the first delivery of spent fuel to the DOE, which may be as early as 1998. Until such payment is made, the outstanding balance will continue to accrue interest at the three-month Treasury Bill Yield Rate. At December 31, 1995, fees due to the DOE for the disposal of prior-period fuel were approximately $35.2 million, including interest costs of $19.6 million. As of December 31, 1995, all fees have been collected through rates.

   K.  DERIVATIVE FINANCIAL INSTRUMENTS
       The company utilizes an interest-rate cap to manage well-defined interest-rate risk. Premiums paid for purchased interest-rate cap agreements are amortized to interest expense over the terms of the cap.
        Unamortized premiums are included in deferred charges. Amounts receivable under cap agreements are accrued and offset against interest expense. Any material unrealized gains or losses on interest-rate caps will be deferred until realized. For further information on derivatives, see Note 11, "Derivative Financial Instruments."



2. LEASES

   WMECO and CL&P finance up to $475 million of nuclear fuel for Millstone 1 and 2 and their respective shares of the nuclear fuel for Millstone 3 under the Niantic Bay Fuel Trust (NBFT) capital lease agreement. WMECO and CL&P make quarterly lease payments for the cost of nuclear fuel consumed in the reactors (based on a units-of-production method at rates which reflect estimated kilowatt-hours of energy provided) plus financing costs associated with the fuel in the reactors. Upon permanent discharge from the reactors, ownership of the nuclear fuel transfers to WMECO and CL&P.

   WMECO has also entered into lease agreements for the use of data processing and office equipment, vehicles, nuclear control room simulators, and office space. The provisions of these lease agreements generally provide for renewal options. The following rental payments have been charged to operating expense:

          Year                          Capital Leases      Operating Leases
          ----                          --------------      ----------------


          1995......................     $12,553,000              $6,398,000
          1994......................      13,594,000               6,485,000
          1993......................      17,280,000               6,367,000

   Interest included in capital lease rental payments was $1,954,000 in 1995, $1,845,000 in 1994, and $2,090,000 in 1993.

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

   Future minimum rental payments, excluding annual nuclear fuel lease payments and executory costs, such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable leases, as of December 31, 1995 are:

       Year                                     Operating Leases
       ----                                     ----------------
                                             (Thousands of Dollars)

       1996 ............................          $  4,600
       1997 ............................             4,300
       1998 ............................             3,300
       1999 ............................             3,100
       2000 ............................             2,900
       After 2000 ......................            12,200
                                                   -------


       Future minimum lease payments ...           $30,400
                                                   =======

3. NUCLEAR DECOMMISSIONING

   WMECO's nuclear power plants have service lives that are expected to end during the years 2010 through 2025. Upon retirement, these units must be decommissioned. The company's 1992 decommissioning study concluded that complete and immediate dismantlement at retirement continues to be the most viable and economic method of decommissioning the three Millstone units. Decommissioning studies are reviewed and updated periodically to reflect changes in decommissioning requirements, costs, technology, and inflation.

   The estimated cost of decommissioning WMECO's ownership share of Millstone 1, 2, and 3, in year-end 1995 dollars, is $70.4 million, $62.3 million, and $53.7 million, respectively. These estimated costs assumed levelized collections and after-tax earnings on the Millstone decommissioning funds of 6.5 percent. The Millstone units decommissioning costs will be increased annually by escalation rates. Nuclear decommissioning costs are accrued over the expected service life of the units and are included in depreciation expense on the Statements of Income. Nuclear decommissioning costs amounted to $5.0 million in 1995, $4.8 million in 1994, and $4.6 million in 1993. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation on the Balance Sheets. At December 31, 1995, the balance in the accumulated reserve for decommissioning amounted to $69.9 million. See "Nuclear Decommissioning" in the MD&A for a discussion of changes being considered by the FASB relating to accounting for closure and removal of long-lived assets (including nuclear decommissioning).

   WMECO has established external decommissioning trusts through a trustee for its portion of the costs of decommissioning Millstone 1, 2, and 3. As of December 31, 1995, WMECO has collected, through rates, $47.4 million toward the future decommissioning costs of its share of the Millstone units, all of which has been transferred to external decommissioning trusts. Earnings on the decommissioning trusts increase the decommissioning trust balance and the accumulated reserve for decommissioning. Unrealized gains and losses associated with the decommissioning trusts also impact the balance of the trusts and the accumulated reserve for decommissioning.

   Changes in requirements or technology, the timing of funding or dismantling, or adoption of a decommissioning method other than immediate dismantlement would change decommissioning cost estimates and the amounts required to be recovered. WMECO attempts to recover sufficient amounts through its allowed rates to cover its expected decommissioning costs. Only the portion of currently estimated total decommissioning costs that has been accepted by regulatory agencies is reflected in rates of the company. Based on present estimates and assuming its nuclear units operate to the end of their respective license periods, the company expects that the decommissioning trusts will be substantially funded when the units are retired from service.

   WMECO, along with other New England utilities, has equity investments in the four Yankee companies. Each Yankee company owns a single nuclear generating unit with service lives that are expected to end during the years 2007 through 2012. The estimated cost, in year-end 1995 dollars, of decommissioning WMECO's ownership share of units owned and operated by CY, MY, and VY is $36.6 million, $10.6 million, and $8.7 million, respectively. Under the terms of the contracts with the Yankee companies, the shareholders-sponsors are responsible for their proportionate share of the operating costs of each unit, including decommissioning. The nuclear decommissioning costs of the Yankee companies are included as part of the cost of power purchased by WMECO.

   YAEC is in the process of dismantling its nuclear facility. Accelerated decommissioning of that unit has been delayed because of litigation over the Nuclear Regulatory Commission's (NRC) approval of YAEC's decommissioning plan. Effective November 1995, YAEC began billing its sponsors, including WMECO, amounts based on a revised estimate approved by the FERC that assumes decommissioning of the plant by the year 2000. This revised decommissioning estimate was based on access to the Barnwell, South Carolina low-level radioactive waste facility, changes in assumptions about earnings in decommissioning trust investments, and changes in other decommissioning cost assumptions. At December 31, 1995, the estimated remaining costs, including decommissioning, amounted to $268.8 million of which WMECO's share was approximately $18.8 million. Management expects that WMECO will continue to be allowed to recover such FERC-approved costs from its customers. Accordingly, WMECO has recognized these costs as regulatory assets, with corresponding obligations, on its Balance Sheets.

4. SHORT-TERM DEBT

   NU, CL&P, WMECO, HWP, NNECO, and The Rocky River Realty Company (RRR) have established a revolving-credit facility with a group of 15 banks. Under this facility, the participating companies may borrow up to an aggregate of $343 million. Individual borrowing limits as of January 1, 1996 were $150 million for NU parent, $325 million for CL&P, $60 million for WMECO, $5 million for HWP, $50 million for NNECO, and $22 million for RRR. The system companies may borrow funds on a short-term revolving basis using either fixed-rate loans or standby loans. Fixed rates are set using competitive bidding. Standby-loan rates are based upon several alternative variable rates. The system companies are obligated to pay a facility fee of
   0.15 percent per annum of each bank's total commitment under the three-year portion of the facility, representing 75 percent of the total facility, plus
   0.10 percent per annum of each bank's total commitment under the 364-day portion of the facility, representing 25 percent of the total facility. At December 31, 1995 and 1994, there were $42.5 million and $30 million of borrowings, respectively, under the facility, all of which had been borrowed by other system companies.

   Certain subsidiaries of NU, including WMECO, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily Federal Funds rate. However, borrowings based on loans from NU parent bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 1995, WMECO had $24.1 million of borrowings outstanding from the Pool. At December 31, 1994, WMECO had no borrowings from the Pool. The interest rate on borrowings from the Pool at December 31, 1995 was 4.7 percent.

   Maturities of WMECO's short-term debt obligations are for periods of three months or less.

   The amount of short-term borrowings that may be incurred by WMECO is subject to periodic approval by the SEC under the 1935 Act. In addition, the charter of WMECO contains provisions restricting the amount of short-term borrowings. Under the SEC and/or charter restrictions, the company was authorized, as of January 1, 1995, to incur short-term borrowings up to a maximum of $60 million.

5. PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION

   Details of preferred stock not subject to mandatory redemptions are:

                         December 31,   Shares
                             1995     Outstanding
                          Redemption December 31,   December 31,
                                                  -------------------------

   Description              Price        1995     1995      1994      1993
   ------------------------------------------------------------------------

                                                  (Thousands of Dollars)

   7.72% Series B of 1971  $103.51     200,000    $20,000   $20,000   $20,000
   1988 Adjustable
     Rate DARTS ....         25.00   1,340,000     33,500    48,500    53,500
                                                  -------   -------   -------

   Total preferred stock not
     subject to mandatory
     redemption ....                              $53,500   $68,500   $73,500
                                                  =======   =======   =======

   All or any part of each outstanding series of preferred stock may be redeemed by the company at any time at established redemption prices plus accrued dividends to the date of redemption.



6. PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION

   Details of preferred stock subject to mandatory redemption are:

                       December 31      Shares
                           1995       Outstanding
                        Redemption   December 31,   December 31,
                                                  -------------------------

   Description            Price*         1995     1995      1994      1993
   ------------------------------------------------------------------------

                                                  (Thousands of Dollars)

   7.60% Series of 1987   $25.89        960,000   $24,000   $24,675   $27,000

   Less preferred stock to be
    redeemed within one
    year, net of reacquired
    stock ..........                    60,000      1,500       675     1,500
                                                  -------   -------    ------

   Total preferred stock
    subject to mandatory
    redemption .....                              $22,500   $24,000   $25,500
                                                  =======   =======   =======

   *Redemption price reduces in future years.

   The minimum sinking-fund provisions of the 1987 Series subject to mandatory redemption at December 31, 1995, for the years 1996 through 2000, are $1.5 million per year. In case of default on sinking-fund payments, no payments may be made on any junior stock by way of dividends or otherwise (other than in shares of junior stock) so long as the default continues. If the company is in arrears in the payment of dividends on any outstanding shares of preferred stock, the company would be prohibited from redemption or purchase of less than all of the preferred stock outstanding. All or part of the 7.60% Series of 1987 may be redeemed by the company at any time at an established redemption price plus accrued dividends to the date of redemption subject to certain refunding limitations.



7.   LONG-TERM DEBT

     Details of long-term debt outstanding are:
                                                        December 31,
                                                  --------------------

                                             1995          1994
     -----------------------------------------------------------------

                                                  (Thousands of Dollars)
     First Mortgage Bonds:

       9 1/4%  Series U,  due 1995        $    -      $  34,300
       5 3/4%  Series F,  due 1997          14,700       14,850
       6 3/4%  Series G,  due 1998           9,800        9,900
       6 1/4%  Series X,  due 1999          40,000       40,000
       6 7/8%  Series W,  due 2000          60,000       60,000
       7 3/4%  Series V,  due 2002          85,000       85,000
       7 3/4%  Series Y,  due 2024          50,000       50,000
                                            ------       ------

     Total First Mortgage Bonds            259,500      294,050

     Pollution Control Notes:
      Tax Exempt Series A, due 2028         53,800       53,800
     Fees and interest due for spent
     fuel disposal costs (Note 1J)          35,180       33,239
     Less:  Amounts due within one year      -           34,300
     Unamortized premium and discount, net  (1,010)       (1,120)
                                          --------    ----------


     Long-term debt, net                  $347,470     $345,669
                                          ========     ========

     Long-term debt maturities and cash sinking-fund requirements on debt outstanding at December 31, 1995 for the years 1996 through 2000 are approximately $0.0, $14.7 million, $9.8 million, $40.0 million and $60.0 million, respectively. In addition, there are annual one-percent sinking- and improvement-fund requirements, currently amounting to $2.6 million for 1996 and 1997, $2.4 million for 1998 and 1999, and $2.0 million for 2000.
     Such sinking- and improvement-fund requirements may be satisfied by the deposit of cash or bonds by certification of property additions.

     All or any part of each outstanding series of first mortgage bonds may be redeemed by the company at any time at established redemption prices plus accrued interest to the date of redemption, except certain series which are subject to certain refunding limitations during their respective initial five-year redemption periods.

     Essentially all of the company's utility plant is subject to the lien of its first mortgage bond indenture. As of December 31, 1995 and 1994, the company has secured $53.8 million of pollution control notes with second mortgage liens on Millstone 1, junior to the liens of its first mortgage bond indenture. The average effective interest rate on the variable-rate pollution control notes was 3.7 percent for 1995 and 2.7 percent for 1994.



8.   INCOME TAX EXPENSE

     The components of the federal and state income tax provisions are:

     For the Years Ended December 31,  1995        1994       1993
     ---------------------------------------------------------------
                                          (Thousands of Dollars)
     Current income taxes:
       Federal.....................   $ 7,419    $18,358     $22,239
       State.......................     2,961      4,110       4,712
                                     --------    -------    --------

         Total current.............    10,380     22,468      26,951
                                      -------    -------     -------
     Deferred income taxes, net:
       Federal.....................     4,130      9,697       1,683
       State......................      1,003      2,267         664
                                     --------   ---------  ---------

         Total deferred............     5,133     11,964       2,347
                                     --------    -------    --------

     Investment tax credits, net...    (1,715)    (1,708)     (1,429)
                                     --------   --------    --------

     Total income tax expense......   $13,798    $32,724     $27,869
                                      =======    =======     =======

     The components of total income tax expense are classified as follows:

     Income taxes charged to
        operating expenses.........   $14,060    $32,653     $27,892
     Other income taxes ...........      (262)        71         (23)
                                      -------    -------     -------

     Total income tax expense......   $13,798    $32,724     $27,869
                                      =======    =======     =======

Deferred income taxes are comprised of the tax effects of temporary differences as follows:

For the Years Ended December 31,        1995       1994       1993
--------------------------------------------------------------------
                                           (Thousands of Dollars)
Depreciation, leased nuclear fuel,
settlement credits and disposal costs  $9,066     $7,016      $6,852
Energy adjustment clause.............  (1,549)     3,598      (2,627)
Nuclear plant deferrals..............   2,468     (1,802)     (1,778)
Bond redemptions.....................    (572)     1,535       1,200
Other................................  (4,280)     1,617      (1,300)
                                       ------     ------    --------

Deferred income taxes, net...........  $5,133    $11,964     $ 2,347
                                       ======    =======     =======

A reconciliation between income tax expense and the expected tax expense at the applicable statutory rate is as follows:

For the Years Ended December 31,        1995        1994     1993
--------------------------------------------------------------------
                                           (Thousands of Dollars)

Expected federal income tax at 35 percent
 of pretaxincome for................. $18,526     $28,763   $23,962
Tax effect of differences:
  Depreciation.......................   2,173       1,740     1,784
  Amortization of deferred
    Millstone 3 return...............   1,665       3,347     3,341
  Investment tax credit amortization.  (1,715)     (1,708)   (1,429)
  State income taxes, net of
    federal benefit..................   2,577       4,144     3,494
  Adjustment for prior years' taxes..  (7,702)       (825)      -
  Other, net.........................  (1,726)     (2,737)   (3,283)
                                     --------     --------  -------

Total income tax expense............. $13,798     $32,724   $27,869
                                      =======     =======   =======

9.   EMPLOYEE BENEFITS

     A.   PENSION BENEFITS

          The company participates in a uniform noncontributory-defined benefit retirement plan covering all regular system employees. Benefits are based on years of service and employees' highest eligible compensation during five consecutive years of employment. The company's direct portion of the system's pension (income)/cost, part of which was charged to utility plant, approximated $(2.7) million in 1995, $(1.0) million in 1994, and $1.2 million in 1993. The company's pension costs for 1994 and 1993 included approximately $0.8 million and $2.7 million, respectively, related to workforce-reduction programs.

          Currently, the company funds annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets. Pension assets are invested primarily in domestic and international equity securities and bonds.

          The components of net pension cost for WMECO are:

          For the Years Ended December 31, 1995      1994      1993
          -----------------------------------------------------------

                                              (Thousand of Dollars)

          Service cost................... $ 1,645 $  2,720  $  4,702
          Interest cost..................   7,757    7,655     7,527
          Return on plan assets.......... (29,798)     221   (17,272)
          Net amortization...............  17,669  (11,635)     6,246
                                           ------ --------  ---------

          Net pension (income)/cost...... $(2,727)$ (1,039) $  1,203
                                          ======= ========  ========


          -----------------------------------------------------------

          For calculating pension cost, the following assumptions were used:

          For the Years Ended December 31,    1995      1994      1993
          ------------------------------------------------------------------


          Discount rate..................     8.25%     7.75%     8.00%
          Expected long-term rate of return   8.50      8.50      8.50
          Compensation/progression rate..     5.00      4.75      5.00

          The following table represents the plan's funded status reconciled to the Balance Sheets:

          At December 31,                           1995       1994
          -----------------------------------------------------------------

                                                  (Thousands of Dollars)

          Accumulated benefit obligation,
            including vested benefits at
            December 31, 1995 and 1994 of
            $84,943,000 and $80,159,000,
            respectively...................       $ 90,154  $ 85,193
                                                  ========  ========

          Projected benefit obligation.....       $107,527  $ 99,667
          Market value of plan assets......        143,632   122,813
                                                  --------  --------

          Market value in excess of projected
            benefit obligation.............         36,105    23,146
          Unrecognized transition amount...         (2,198)   (2,433)
          Unrecognized prior service costs.           (525)     (560)
          Unrecognized net gain............        (32,570)  (22,068)
                                                  --------  ---------

          Prepaid/(Accrued) pension liability     $    812  $ (1,915)
                                                  ==========  ======


        The following actuarial assumptions were used in calculating the plan's year-end funded status:

          At December 31,                             1995       1994
          -----------------------------------------------------------------

          Discount rate............................   7.50%      8.25%
          Compensation/progression rate............   4.75       5.00


     B.   POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

          The company provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees (referred to as SFAS 106 benefits). These benefits are available for employees retiring from the company who have met specified service requirements. For current employees and certain retirees, the total SFAS 106 benefit is limited to two times the 1993 per-retiree health care costs. The SFAS 106 obligation has been calculated based on this assumption. WMECO's direct portion of health care and life insurance costs, part of which were deferred or charged to utility plant, approximated $4.4 million in 1995 and $5.0 million in both 1994 and 1993.

          During 1994, the company began funding SFAS 106 postretirement costs through external trusts. The company, is funding on an annual basis, amounts that have been rate recovered and which also are tax-deductible under the Internal Revenue Code. The trust assets are invested primarily in equity securities and bonds.

          The components of health care and life insurance costs are:

          For the Years Ended December 31,   1995      1994      1993
          --------------------------------------------------------------

                                             (Thousands of Dollars)

          Service cost................... $   490  $   519   $   659
          Interest cost..................   2,544    2,703     2,676
          Return on plan assets..........    (718)      19       -
          Amortization of unrecognized
            transition obligation........   1,641    1,641     1,703
          Other amortization, net........     473       76       -
                                           ------  -------   -------

          Net health care and life
            insurance costs..............  $4,430   $4,958    $5,038
                                           ======   ======    ======


          ------------------------------------------------------------



          For calculating WMECO's SFAS 106 benefits cost, the following assumptions were used:


          For the Years Ended December 31,  1995     1994      1993
          ------------------------------------------------------------

          Discount rate..................   8.00%     7.75%     7.75%
          Long-term rate of return -
            Health assets, net of tax....   5.00      5.00      5.00
            Life assets..................   8.50      8.50      8.50

          The following table represents the plan's funded status reconciled to the Balance Sheets:


          At December 31,                             1995     1994
          ------------------------------------------------------------

                                                 (Thousands of Dollars)

          Accumulated postretirement benefit obligation of:

           Retirees................................$28,787   $29,619
           Fully eligible active employees.........     28        28
           Active employees not eligible to retire.  5,847     4,823
                                                   -------   -------

          Total accumulated postretirement
            benefit obligation..................... 34,662    34,470
                                                   =======   =======

          Market value of plan assets..............   5,339    2,026
                                                   --------  -------

          Accumulated postretirement benefit
            obligation in excess of plan assets... (29,323)  (32,444)

          Unrecognized transition amount........... 27,901    29,542

          Unrecognized net gain.................... (1,399)     (477)
                                                   -------   -------


          Accrued postretirement benefit liability.$(2,821)  $(3,379)
                                                   =======   =======


          The following actuarial assumptions were used in calculating the plan's year-end funded status:


          At December 31,                             1995      1994
          -----------------------------------------------------------------


          Discount rate............................   7.50%      8.00%
          Health care cost trend rate (a)..........   8.40      10.20


          (a)The annual growth in per capita cost of covered health care benefits was assumed to decrease to 5.4 percent by 2001.

          The effect of increasing the assumed health-care-cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $2.0 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $0.2 million. The trust holding the plan assets is subject to federal income taxes at a 35 percent tax rate.

          WMECO is currently recovering SFAS 106 costs, including amounts previously deferred.

10.  COMMITMENTS AND CONTINGENCIES

     A.   CONSTRUCTION PROGRAM
          The construction program is subject to periodic review and revision. WMECO currently forecasts construction expenditures of approximately $184.7 million for the years 1996-2000, including $30.4 million for 1996. In addition, the company estimates that nuclear fuel requirements, including nuclear fuel financed through the NBFT, will be approximately $54.9 million for the years 1996-2000, including $8.1 million for 1996. See Note 2, "Leases" for additional information about the financing of nuclear fuel.

     B.   NUCLEAR PERFORMANCE
          In October 1994, Millstone 2 began a planned refueling and maintenance outage that was originally scheduled for 63 days. The outage encountered several unexpected difficulties which extended the duration of the outage until August 4, 1995. Total replacement power costs attributable to the extension of the outage for WMECO were approximately $16 million. Operation and maintenance (O&M) costs incurred during the outage were approximately $13 million, an increase of $5 million as a result of the outage extension. O&M costs associated with the refueling outage are deferred and amortized through rates for WMECO. The recovery of replacement power and O&M costs is subject to refund pending a prudence review in Massachusetts.
           Management does not believe the outcome of the prudence review will have a material adverse impact on the company's financial position and results of operations.

          In November 1995, Millstone 1 began a planned refueling and maintenance outage that was originally scheduled for 49 days. The outage has encountered several unexpected difficulties which has lengthened the duration of the outage. The impact of the outage extension is currently under review, but the unit is not expected to return to service until the mid to late part of the second quarter of 1996. The estimated costs attributable to this outage extension are replacement-power costs of $1.3 million per month and O&M costs of approximately $3.8 million. Recovery of the costs related to this outage is subject to prudence reviews by the DPU.

          On January 31, 1996, the NRC announced that the three Millstone nuclear power plants operated by NNECO had been placed on its "watch list" because of long-standing performance concerns. The NRC cited a number of operational problems which have arisen since 1990 at the Millstone plants.

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

     C.   ENVIRONMENTAL MATTERS
          WMECO is subject to regulation by federal, state, and local authorities with respect to air and water quality, handling the disposal of toxic substances and hazardous and solid wastes, and the handling and use of chemical products. WMECO has an active environmental auditing and training program and believes that it is in substantial compliance with current environmental laws and regulations.

          Environmental requirements could hinder the construction of new generating units, transmission and distribution lines, substations, and other facilities. The cumulative long-term cost impact of increasingly stringent environmental requirements cannot accurately be estimated. Changing environmental requirements could also require extensive and costly modifications to WMECO's existing generating units, and transmission and distribution systems, and could raise operating costs significantly. As a result, WMECO may incur significant additional environmental costs, greater than amounts included in cost of removal and other reserves, in connection with the generation and transmission of electricity and the storage, transportation, and disposal of by-products and wastes. WMECO may also encounter significantly increased costs to remedy the environmental effects of prior waste handling activities.

          WMECO has recorded a liability for what it believes, based upon information currently available, are its estimated environmental remediation costs for waste disposal sites. In most cases, additional future environmental cleanup costs are not reasonably estimable due to a number of factors, including the unknown magnitude of possible contamination, the appropriate remediation methods, the possible effects of future legislation or regulation, and the possible effects of technological changes. At December 31, 1995, the liability recorded by WMECO for its estimated environmental remediation costs, excluding any possible insurance recoveries or recoveries from third parties, amounted to approximately $1.1 million, which management has determined to be the most probable amount within the range of $1.1 million to $2.9 million.

          WMECO cannot estimate the potential liability for future claims, including environmental remediation costs, that may be brought against it. However, considering known facts, existing laws, and regulatory practices, management does not believe the matters disclosed above will have a material effect on WMECO's financial position or future results of operations.

     D.   NUCLEAR INSURANCE CONTINGENCIES
          Under certain circumstances, in the event of a nuclear incident at one of the nuclear facilities covered by the federal government's third-party liability indemnification program, the company could be assessed in proportion to its ownership interest in each nuclear unit up to $75.5 million not to exceed $10 million per nuclear unit in any one year. The maximum assessment is to be adjusted at least every five years for inflationary changes. Based on the ownership interest in Millstone 1, 2, and 3, WMECO's maximum liability, including any additional potential assessments, would be $39.8 million per incident.
           In addition, through power purchase contracts with the three operating Yankee regional nuclear generating companies, WMECO would be responsible for up to an additional $11.9 million per incident. Payments for WMECO's ownership interest in nuclear generating facilities would be limited to a maximum of $6.5 million per incident per year.

          Insurance has been purchased to cover the primary cost of repair, replacement, or decontamination of utility property resulting from insured occurrences. WMECO is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessment against WMECO with respect to losses arising during the current policy year is approximately $2.9 million under the primary property insurance program.

          Insurance has been purchased to cover certain extra costs incurred in obtaining replacement power during prolonged accidental outages and the excess cost of repair, replacement, or decontamination or premature decommissioning of utility property resulting from insured occurrences. WMECO is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessments against the system with respect to losses arising during current policy years are approximately $2.0 million under the replacement power policies and $7.6 million under the excess property damage, decontamination, and decommissioning policies. The cost of a nuclear incident could exceed available insurance proceeds.

          Insurance has been purchased aggregating $200 million on a industry basis for coverage of worker claims. All participating reactor operators insured under this coverage are subject to retrospective assessments of $3.0 million per reactor. The maximum potential assessment against WMECO with respect to losses arising during the current policy period is approximately $2.2 million.

      E.  LONG-TERM CONTRACTUAL ARRANGEMENTS
          Yankee Companies: WMECO, along with CL&P and PSNH, purchased approximately 6.7 percent of their electricity requirements pursuant to long-term contracts with the Yankee companies. Under the terms of their agreements, the companies pay their ownership (or entitlement) shares of generating costs, which include depreciation, O&M expenses, taxes, the estimated cost of decommissioning, and a return on invested capital. These costs are recorded as purchased-power expense and recovered through the companies' rates. WMECO's total cost of purchases under these contracts for the units that are operating amounted to $28.9 million in 1995, $28.8 million in 1994, and $30.2 million in 1993. See Note 1C, "Summary of Significant Accounting Policies-Investments and Jointly Owned Electric Utility Plant," and
          Note 3, "Nuclear Decommissioning," for more information on the Yankee companies.

          Nonutility Generators: WMECO has entered into two arrangements for the purchase of capacity and energy from nonutility generators. These arrangements have terms of 15 and 25 years, currently expiring in the years 2008 and 2013, and require WMECO to purchase the energy at specified prices or formula rates. For the twelve months ended December 31, 1995, approximately 13 percent of system electricity requirements was met by nonutility generators. WMECO's total cost of purchases under these arrangements amounted to $28.6 million in 1995, $27.5 million in 1994, and $13.6 million in 1993. These costs are eventually recovered through the company's rates. For additional information, see Note 1I, "Summary of Significant Accounting Policies-Recoverable Energy Costs."

          Hydro-Quebec: Along with other New England utilities, WMECO, CL&P, PSNH, and HWP entered into agreements to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. WMECO is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M and capital costs of these facilities.

          The estimated annual costs of the WMECO's significant long-term contractual arrangements are as follows:

                                   1996   1997    1998   1999    2000
          ------------------------------------------------------------

                                         (Millions of Dollars)

          Yankee companies.....   $28.8   $27.9  $30.2   $30.7  $32.8
          Nonutility generators    30.9    32.5   34.1    35.8   38.5
          Hydro-Quebec.........     4.1     3.9    3.8     3.7    3.7


11.  DERIVATIVE FINANCIAL INSTRUMENTS

     The company utilizes derivative financial instruments to manage well-defined interest-rate risk. The company does not use them for trading purposes.

     WMECO has entered into an interest-rate cap contract with a financial institution in order to reduce a portion of the interest-rate risk associated with its variable-rate tax-exempt pollution control revenue bond. During 1995, there was one outstanding contract held by WMECO, covering $52 million of its pollution control bond, which expired in January 1996. The contract entitled WMECO to receive from its counterparty the amount, if any by which the interest payments on a portion of its variable-rate tax-exempt pollution control revenue bond exceeds the J. J. Kenny High Grade Index. Due to its upcoming expiration, as of December 31, 1995, the total fair market value of this cap was zero.

12.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

     Cash and nuclear decommissioning trusts: The carrying amounts approximate fair value.

     SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, requires investments in debt and equity securities to be presented at fair value and was adopted by the company on a prospective basis as of January 1, 1994. During 1995, the investments held in the company's nuclear decommissioning trusts increased by $4.5 million as of December 31, 1995 and decreased by approximately $0.8 million as of December 31, 1994, with a corresponding offset to the accumulated provision for depreciation. The $4.5 million increase in 1995 represents cumulative gross unrealized holding gains. The cumulative gross unrealized holding losses were immaterial for 1995. The $0.8 million decrease for 1994 represents cumulative gross unrealized holding gains of $0.3 million, offset by cumulative gross unrealized holding losses of $1.1 million. There was no change in funding requirements of the trusts nor any impact on earnings as a result of the adoption of SFAS 115.

     Preferred stock and long-term debt: The fair value of WMECO's fixed-rate securities is based upon the quoted market price for those issues or similar issues. WMECO's adjustable rate preferred stock is assumed to have a fair value equal to its carrying value.

     The carrying amount of WMECO's financial instruments and the estimated fair values are as follows:

                                                Carrying    Fair
     At December 31, 1995                        Amount     Value
     --------------------------------------------------------------

                                             (Thousands of Dollars)

     Preferred stock not subject to
       mandatory redemption.................. $  53,500  $  53,700

     Preferred stock subject to mandatory
       redemption............................    24,000     25,085

     Long-term debt - First Mortgage Bonds...   259,500    265,280

     Other long-term debt....................    88,980     88,980


-------------------------------------------------------------------
                                                Carrying    Fair
     At December 31, 1994                        Amount     Value
     --------------------------------------------------------------
                                             (Thousands of Dollars)

     Preferred stock not subject to
       mandatory redemption.................. $  68,500  $  66,050

     Preferred stock subject to mandatory
       redemption............................    24,675     24,675

     Long-term debt - First Mortgage Bonds...   294,050    274,469

     Other long-term debt....................    87,039     87,039

     The fair values shown above have been reported to meet the disclosure requirements and do not purport to represent the amounts at which those obligations would be settled.




To the Board of Directors
of Western Massachusetts Electric Company

     We have audited the accompanying balance sheets of Western Massachusetts Electric Company (a Massachusetts corporation and a wholly owned subsidiary of Northeast Utilities) as of December 31, 1995 and 1994, and the related statements of income, common stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Massachusetts Electric Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note 1A to the Financial Statements, effective January 1, 1993, Western Massachusetts Electric Company changed its method of accounting for property taxes.


                               /s/  Arthur Andersen LLP

                              ARTHUR ANDERSEN LLP


Hartford, Connecticut
February 16, 1996

WESTERN MASSACHUSETTS ELECTRIC COMPANY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
----------------------------------------------------------------------


This section contains management's assessment of WMECO's (the company) financial condition and the principal factors having an impact on the results of opera-tions. The company is a wholly owned subsidiary of Northeast Utilities (NU). This discussion should be read in conjunction with the company's financial statements and footnotes.


FINANCIAL CONDITION

OVERVIEW

Net income was approximately $39 million in 1995, a decrease of approximately $10 million, from approximately $49 million in 1994. The 1995 net income was lower as a result of higher fuel and purchased power costs and higher operation expenses, partially offset by lower income tax expense and lower amortization of regulatory assets due to the completion of the Millstone 3 phase-in costs.

Retail kilowatt-hour sales fell by 0.1 percent in 1995 as a result of a flat economy in New England and mild weather in the first quarter of 1995. With the New England economy not forecasted to grow substantially during 1996, sales levels are expected to remain flat.

WMECO acts as both a buyer and a seller of electricity in the highly competitive wholesale electricity market in the Northeast. Increased competition has made the renegotiation of expiring wholesale contracts, as well as the signing of new contracts, financially challenging. In the last few years WMECO has entered into several smaller long-term sales contracts which will continue through approximately the year 2005.

During 1995, the Federal Energy Regulatory Commission issued a proposal for restructuring the electric-power industry, which calls for open access to transmission facilities, a standard formula for calculating rates, and full recovery of stranded investments. The impact on WMECO of this proposal, which is expected to be finalized in 1996, is not known at this time.

During 1995, a Massachusetts Senate Committee and the Coalition of Northeastern Governors released their reports addressing the restructuring of the electric-power industry and its resulting impact on customers and states. Both of these reports presented the future as one in which there would be some form of continued regulation for transmission and distribution with fully competitive generation.

Also in 1995, the Massachusetts Department of Public Utilities (DPU) concluded that while increased competition is in the public interest, electric utilities should have the opportunity to recover "net, nonmitigatable stranded costs" during a transition period to full competition. While such a conclusion is encouraging, there is uncertainty with regard to the final regulatory and legislative definitions of terms such as "net, nonmitigatable" and "stranded costs."

WMECO is taking a proactive role in the electric-power industry's movement toward competition. In its "Customers First" plan (the plan), which was filed with the DPU in February 1996, WMECO outlined a comprehensive approach to enhancing customer satisfaction and market efficiency while moving toward full competition in the electricity marketplace. The plan calls for several significant changes in electricity pricing, the ability to introduce new products and services, the method of rate-setting, and the operation of the New England Power Pool. The plan also calls for the phase-in of supplier choices through the use of pilot programs. Management believes that a fully competitive market for electricity should begin once all issues relating to the transition from traditional utility regulation have been thoroughly addressed.

In addition to the formulation of this plan and ongoing meetings with legislators, regulators and others in the industry, WMECO is moving ahead in other areas, including revenue enhancement initiatives and cost reductions, to better position itself for an increasingly competitive environment.

A comprehensive companywide effort, which started in 1994, to reengineer WMECO's business and operating processes continued throughout 1995. WMECO expects that this effort will have significant positive effects on operating costs and customer service. Many of the organizational changes in the operating and service functions announced in 1995 and early 1996 are consistent with the initial recommendations of the reengineering teams. While WMECO's reengineering efforts will be reduced in 1996, implementation costs relating to the previous reengineering efforts are expected to increase.

With retail electric revenues accounting for approximately 90 percent of its 1995 revenues, WMECO has continued to develop a number of initiatives to retain and serve its existing customers and to expand its retail customer base. The most visible result of these efforts is the expansion of the Retail Marketing organization. Retail Marketing's mission is to better understand the needs and concerns of WMECO's retail customer and to develop innovative approaches to addressing these issues. These initiatives include providing discounts to certain customers for signing economic development and competitive generation-based contracts, offering demand-side-management services, and providing additional products and services.

WORKFORCE REDUCTIONS

In January 1996, NU completed its nuclear workforce reduction plan. Approximately 220 positions were eliminated through a combination of early retirements, attrition, and layoffs. The total pretax cost of the workforce reduction to the NU system, which was recognized in 1995, was approximately $9 million.

RATE MATTERS

WMECO follows accounting principles in accordance with Statement of Financial Accounting Standards (SFAS) 71, "Accounting for the Effects of Certain Types of Regulation" that allows the economic effects of rate regulation to be reflected. Under these principles, regulators may permit incurred costs for certain events or transactions, which would be treated as expenses by nonregulated enterprises, to be deferred as regulatory assets and recovered in revenues at a later date.

The creation of these regulatory assets has kept down electric rates in past years, at the expense of having higher rates in the future. At December 31, 1995, WMECO's regulatory assets totaled approximately $161 million. The largest regulatory assets are related to the future recovery of income taxes, nearly $88 million, and payments to the United States Department of Energy for fuel disposal, approximately $35 million. The substantial costs of amortizing these regulatory assets would hinder WMECO from competing effectively in an openly competitive electric market if customers are not required to pay such costs. Given the increasingly competitive nature of the industry and increased activity in the regulatory environment, WMECO has made the recovery of regulatory assets one of its central financial strategies, while balancing the customer's pricing needs with NU's shareholder's earnings requirements. Under its proposed settlement with the DPU (see discussion below), WMECO will be allowed to recover a significant portion of its regulatory assets during the next five years.

In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS 121, which was effective January 1, 1996, requires assets, including regulatory assets, that are no longer probable of recovery through future revenues be charged to earnings.

If future competition or regulatory actions cause any portion of its operations to no longer be subject to SFAS 71, WMECO would be required to determine the fair value of the related regulatory assets and liabilities and record any necessary write-downs. Additionally, if events create uncertainty about the recoverability of any of WMECO's remaining long-lived assets, a similar analysis would be required for those assets in accordance with SFAS 121. Under its current regulatory environment, WMECO believes that its use of SFAS 71 remains appropriate and that the adoption of SFAS 121 will not have a material impact on its financial position or results of operations.

See the "Notes to Financial Statements," Note 1G, for further details on regulatory accounting.

In February 1996, WMECO and the Massachusetts Attorney General proposed a settlement with the DPU, which, if approved, would continue the 2.4-percent rate reduction instituted in June 1994. The reduction would remain in effect through February 1998. Additionally, the settlement would terminate WMECO's pending reviews of its generating plant performance, any potential reviews associated with Millstone 2's 1994-1995 extended outage, and accelerate its recovery of generation assets by approximately $6 million and $10 million in 1996 and 1997, respectively. The settlement does not address the issues discussed above related to the restructuring of the electric-power industry.

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

In November 1995, Millstone 1 began a planned refueling and maintenance outage. The outage has been extended to allow NU to complete reviews required by the NRC. In response to a request by the NRC, NU is conducting a detailed review of Millstone 1's Final Safety Analysis Report and an assessment of the plant's readiness to ensure that the future operation of the plant will be conducted in accordance with the terms and conditions of its operating license and the NRC's regulations. The outage schedule is currently under review, but the unit is not expected to return to service before the mid-to-late part of the second quarter of 1996. Total replacement-power costs attributable to the Millstone 1 outage extension for WMECO are expected to be approximately $1 million per month. In addition, operation and maintenance (O&M) costs to be incurred as a result of the extension are estimated to be approximately $4 million. Replacement-power costs are recovered currently through rates. Nuclear outage O&M costs are deferred and amortized through rates. The recovery, or refund, of outage costs is subject to prudence reviews.

The composite capacity factor of the five nuclear generating units that NU operates-including the Connecticut Yankee nuclear unit-was 69.9 percent in 1995, compared with 67.5 percent for 1994, and a 1995 national average of 77.6 percent. The 1995 capacity factor was impacted by an extended refueling and maintenance outage for Millstone 2.

See the "Notes to Financial Statements," Note 10B, for further information on outage deferrals and recoveries.

ENVIRONMENTAL MATTERS

NU devotes substantial resources to identify and comply with the multitude of environmental requirements it faces. NU has active auditing programs addressing a variety of regulatory requirements, including an environmental auditing program to detect and remedy noncompliance with environmental laws or regulations.

WMECO is potentially liable for environmental cleanup costs at a number of sites both inside and outside its service territory. To date, the future estimated environmental remediation liability has not been material with respect to the earnings or financial position of WMECO. At December 31, 1995, WMECO had recorded an environmental reserve amounting to approximately $1 million, the minimum amount required under SFAS 5, "Accounting for Contingencies." These costs could be significantly higher if alternative remedies become necessary.


NUCLEAR DECOMMISSIONING

WMECO's estimated cost to decommission its shares of Millstone 1, 2, and 3 is approximately $186 million in year-end 1995 dollars. These costs are being recognized over the lives of the respective units and a portion is being recovered through rates.

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

See the "Notes to Financial Statements," Note 3, for further information on nuclear decommissioning, including WMECO's share of costs to decommission the regional nuclear generating units.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided from operations decreased approximately $29 million in 1995, from 1994, primarily due to higher cash payments for energy, operation, and maintenance costs, and lower working capital. Cash used for financing activities was relatively flat in 1995, from 1994. Cash used for investments decreased approximately $28 million in 1995, from 1994, primarily due to a decrease in loans to other system companies under the NU system Money Pool, lower construction expenditures, and lower nuclear fuel expenditures.

WMECO has entered into interest-rate-cap contracts to reduce a portion of its interest-rate risk

See the "Notes to Financial Statements," Note 11, for further information on derivative financial instruments and the "Notes to Financial Statements," Notes 6, 7 and 10A, for further information on construction and long-term debt funding requirements.


RESULTS OF OPERATIONS

OPERATING REVENUES

The components of the change in operating revenues for the past two years are provided in the table below.

                                        Change In Operating Revenues

                                             Increase/(Decrease)
                                   1995 vs. 1994      1994 vs. 1993
--------------------------------------------------------------------

                                         (Millions of Dollars)

Regulatory decisions                  $(2)               $(4)
Fuel and purchased power
 cost recoveries                        7                 13
Sales volume                           (1)                (2)
Other revenues                         (5)                (1)
                                       ---                ---

Total revenue change                  $(1)                $6
                                      ====                ==

Revenues related to regulatory decisions decreased, primarily due to the effects of the June 1994 retail-rate reduction, partially offset by higher recoveries for demand-side-management costs. Fuel and purchased-power cost recoveries increased primarily due to higher energy costs, partially offset by lower interchange revenues. Other includes higher price discounts to customers in 1995.

Operating revenues increased approximately $6 million in 1994, from 1993. Revenues related to regulatory decisions decreased, primarily due to the effects of the June 1994 retail-rate reduction, and lower recoveries for demand-side management-costs, partially offset by the July 1993 retail-rate increase. Fuel and purchased-power cost recoveries increased primarily due to higher energy interchange revenues in 1994.

FUEL, PURCHASED AND NET INTERCHANGE POWER

Fuel, purchased and net interchange power expense increased approximately $19 million in 1995, from 1994, primarily due to a one-time benefit in May 1994 from a rate case settlement agreement and higher energy costs in 1995 as a result of the extended Millstone 2 outage.

The change in 1994, from 1993, was not significant.

OTHER OPERATION AND MAINTENANCE EXPENSES

Other operation and maintenance expense increased approximately $14 million in 1995, from 1994, primarily due to higher capacity charges from the regional nuclear units primarily due to Maine Yankee which was in an extended refueling outage throughout 1995, higher benefit costs, higher demand-side-management costs, higher 1995 storm costs, higher costs associated with a work stoppage, and higher outside services employed, partially offset by lower reserves for excess/obsolete inventory in 1995, and lower maintenance costs at the company's fossil units.

Other operation and maintenance expenses decreased approximately $10 million in 1994, from 1993, primarily due to higher costs in 1993 associated with early-retirement programs, lower 1994 payroll and benefit costs, lower fossil-unit costs, and lower capacity charges from the regional nuclear generating units, partially offset by higher 1994 costs associated with the operation and maintenance activities of the nuclear units, higher reserves for excess/obsolete inventory at the nuclear and fossil units in 1994, and higher outside services primarily related to companywide process reengineering.

AMORTIZATION OF REGULATORY ASSETS, NET

Amortization of regulatory assets, net decreased approximately $10 million in 1995, from 1994, primarily due to the completion of the company's amortization of Millstone 3 phase-in costs in 1995.

The change in 1994, from 1993, was not significant.

FEDERAL AND STATE INCOME TAXES

Federal and state income taxes decreased approximately $19 million in 1995, from 1994, primarily due to tax benefits from a favorable tax ruling, the expiration of the federal statute of limitations for 1991, and lower taxable income.

Federal and state income taxes increased approximately $5 million in 1994, from 1993, primarily due to higher taxable income.

OTHER INCOME, NET

Other income, net decreased by approximately $2 million in 1995, from 1994, primarily because additional Millstone 3 investments were phased into rates.

The change in 1994, from 1993, was not significant.

INTEREST CHARGES

Although the change in 1995, from 1994, was not significant, interest on long-term debt decreased approximately $2 million in 1994, from 1993, primarily due to lower average interest rates as a result of refinancing activities and lower 1994 debt levels.


CUMULATIVE EFFECT OF ACCOUNTING CHANGE

The cumulative effect of the accounting change of approximately $4 million in 1993 represents the one-time change in the method of accounting for Connecticut municipal property tax expense recognized in the first quarter of 1993.


WESTERN MASSACHUSETTS ELECTRIC COMPANY

SELECTED FINANCIAL DATA (a)   1995      1994      1993      1992      1991
-------------------------------------------------------------------------------

                                        (Thousands of Dollars)

Operating Revenues........ $ 420,208 $ 421,477 $ 415,055 $ 410,720 $ 409,840

Operating Income..........    63,064    70,940    60,348    60,563    59,833

Net Income................    39,133    49,457    40,594(b) 37,022    34,637

Cash Dividends on
  Common Stock............    30,223    29,514    28,785    29,536    31,499

Total Assets.............. 1,142,346 1,183,618 1,204,642 1,130,684 1,119,593

Long-Term Debt*...........   347,470   379,969   393,232   392,976   401,095

Preferred Stock Not Subject
 to Mandatory Redemption....  53,500    68,500    73,500    73,500    88,500

Preferred Stock Subject to
  Mandatory Redemption(c).    24,000    24,675    27,000    28,500    28,502

Obligations Under Capital
  Leases(c)...............    36,011    36,797   36,902  41,509       44,134


(a) Reclassifications of prior years' data have been made to conform with the current year's presentation.

(b) Includes the cumulative effect of change in accounting for municipal property tax expense, which increased earnings for common shares by $3.9 million.

(c)Includes portion due within one year.


STATEMENTS OF QUARTERLY FINANCIAL DATA (Unaudited)
--------------------------------------------------

                                         Quarter Ended (a)
                              --------------------------------------------

1995                          March 31  June 30  September 30  December 31
--------------------------------------------------------------------------

Operating Revenues........   $106,684  $100,593    $107,960      $104,971
                             ========  ========    ========      ========

Operating Income..........   $ 18,085  $  8,977    $ 19,799      $ 16,203
                             ========  ========    ========      ========

Net Income................   $ 12,076  $  3,289    $ 14,141      $  9,627
                             ========  ========    ========      ========



1994
---------------------------------------------------------------------------


Operating Revenues........  $112,984  $101,188    $102,597      $104,708
                            ========  ========    ========      ========

Operating Income..........  $ 19,732  $ 21,466    $ 11,596      $ 18,146
                            ========  ========    ========      ========

Net Income................  $ 13,961  $ 16,035    $  6,395      $ 13,066
                            ========  ========    ========      ========

(a)Reclassifications of prior period data have been made to conform with the current presentation.


WESTERN MASSACHUSETTS ELECTRIC COMPANY

STATISTICS
-------------------------------------------------------------------------
        Gross Electric               Average
        Utility Plant                Annual
         December 31,                Use Per     Electric
        (Thousands of  kWh Sales   Residential  Customers    Employees
           Dollars)   (Millions)  Customer (kWh) (Average)  (December 31)
-------------------------------------------------------------------------

1995   $1,285,269      4,846         7,243       193,964        527
1994    1,271,513      4,978         7,433       193,187        617
1993    1,242,927      4,715         7,351       192,542        657
1992    1,214,386      4,155         7,433       191,920        739
1991    1,199,362      3,780         7,494       191,692        797