Form 10-K, Exhibit 13
period 1995-12-31
NORTHEAST UTILITIES; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1996-03-14
CIK 72741, 23426, 106170, 315256, 880416

EXHIBIT 13.4

                               1995 Annual Report

                    Public Service Company of New Hampshire

                                     Index


Contents                                                        Page
--------                                                        ----


Balance Sheets..............................................      2-3

Statements of Income........................................       4

Statements of Cash Flows....................................       5

Statements of Common Stockholder's Equity...................       6

Notes to Financial Statements...............................       7

Report of Independent Public Accountants....................      25

Management's Discussion and Analysis of Financial
  Condition and Results of Operations.......................      26

Selected Financial Data.....................................      32

Statistics..................................................      34

Statements of Quarterly Financial Data......................      34

Preferred Stockholder and Bondholder Information............  Back Cover


PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

BALANCE SHEETS

-------------------------------------------------------------------------------------
At December 31,                                                  1995         1994
-------------------------------------------------------------------------------------
                                                              (Thousands of Dollars)
ASSETS
------

Utility Plant, at cost:
  Electric................................................   $2,109,590   $2,038,625

     Less: Accumulated provision for depreciation.........      513,244      474,129
                                                             -----------  -----------
                                                              1,596,346    1,564,496
  Unamortized acquisition costs (Note 1H)<F1H>............      588,910      678,974
  Construction work in progress...........................       15,975       17,781
  Nuclear fuel, net.......................................        1,585        2,248
                                                             -----------  -----------
      Total net utility plant.............................    2,202,816    2,263,499
                                                             -----------  -----------

Other Property and Investments:
  Nuclear decommissioning trusts, at market...............        2,436        1,815
  Investments in regional nuclear generating
   companies and subsidiary company, at equity............       19,300       19,551
  Other, at cost..........................................          764          394
                                                             -----------  -----------
                                                                 22,500       21,760
                                                             -----------  -----------
Current Assets:
  Cash....................................................          456          322
  Notes receivable from affiliated companies..............       19,100       35,000
  Receivables, less accumulated provision for
    uncollectible accounts of $1,582,000 in 1995
    and of $2,015,000 in 1994.............................       91,535       76,173
  Accounts receivable from affiliated companies...........        1,486        3,779
  Accrued utility revenues................................       33,984       36,547
  Fuel, materials, and supplies, at average cost..........       41,717       37,453
  Prepayments and other...................................       11,196       20,829
                                                             -----------  -----------
                                                                199,474      210,103
                                                             -----------  -----------

Deferred Charges:
  Regulatory assets (Note 1G)<F1G>........................      434,001      292,531
  Deferred receivable from affiliated company.............       33,284       33,284
  Unamortized debt expense................................       14,165       17,064
  Other...................................................        3,396        7,726
                                                             -----------  -----------
                                                                484,846      350,605
                                                             -----------  -----------



      Total Assets........................................   $2,909,636   $2,845,967
                                                             ===========  ===========


The accompanying notes are an integral part of these financial statements.


PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

BALANCE SHEETS

--------------------------------------------------------------------------------------
At December 31,                                                   1995         1994
--------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------

Capitalization:
  Common stock, $1 par value--authorized
   and outstanding 1,000 shares in 1995 and 1994...........   $        1   $        1
  Capital surplus, paid in.................................      422,385      421,784
  Retained earnings........................................      143,039      125,034
                                                              -----------  -----------
           Total common stockholder's equity...............      565,425      546,819
  Cumulative preferred stock subject to mandatory
     redemption--
      $25 par value--authorized 25,000,000 shares;
        outstanding 5,000,000 shares in 1995 and 1994......      125,000      125,000
  Long-term debt...........................................      686,485      905,985
                                                              -----------  -----------
           Total capitalization............................    1,376,910    1,577,804
                                                              -----------  -----------

Obligations Under Seabrook Power Contracts
 and Other Capital Leases..................................      874,292      849,776
                                                              -----------  -----------
Current Liabilities:
  Long-term debt--current portion..........................      172,500       94,000
  Obligations under Seabrook Power Contracts and other
   capital leases--current portion.........................       40,996       38,191
  Accounts payable.........................................       39,012       45,984
  Accounts payable to affiliated companies.................       26,656       17,309
  Accrued taxes............................................          798        4,304
  Accrued interest.........................................        9,648       10,496
  Accrued pension benefits.................................       38,606       36,269
  Other....................................................       19,077       20,350
                                                              -----------  -----------
                                                                 347,293      266,903
                                                              -----------  -----------
Deferred Credits:
  Accumulated deferred income taxes (Note 1J)<F1J>.........      229,057       62,080
  Accumulated deferred investment tax credits..............        5,060        5,614
  Deferred contractual obligation..........................       18,814       28,572
  Deferred revenue from affiliated company.................       33,284       33,284
  Other....................................................       24,926       21,934
                                                              -----------  -----------
                                                                 311,141      151,484
                                                              -----------  -----------


Commitments and Contingencies (Note 10)<F10>


           Total Capitalization and Liabilities............   $2,909,636   $2,845,967
                                                              ===========  ===========

The accompanying notes are an integral part of these financial statements


PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
STATEMENTS OF INCOME

---------------------------------------------------------------------------------
For the Years Ended December 31,                    1995       1994       1993
---------------------------------------------------------------------------------
                                                        (Thousands of Dollars)

Operating Revenues.............................. $ 979,590  $ 922,039  $ 864,415
                                                 ---------- ---------- ----------
Operating Expenses:
  Operation --
     Fuel, purchased and net interchange power..   257,008    222,801    208,023
     Other......................................   313,390    303,271    301,534
  Maintenance...................................    42,244     43,725     35,427
  Depreciation..................................    44,337     38,703     38,580
  Amortization of regulatory assets, net........    55,547     55,319     67,379
  Federal and state income taxes (Note 8)<F8>...    69,758     68,088     54,087
  Taxes other than income taxes.................    41,786     38,046     34,675
                                                 ---------- ---------- ----------
        Total operating expenses................   824,070    769,953    739,705
                                                 ---------- ---------- ----------
Operating Income................................   155,520    152,086    124,710
                                                 ---------- ---------- ----------

Other Income:
  Equity in earnings of regional nuclear
   generating companies and subsidiary company..     1,645      2,079      1,777
  Other, net....................................     3,329        629        635
  Income taxes..................................      (829)      (546)     3,868
                                                 ---------- ---------- ----------
        Other income, net.......................     4,145      2,162      6,280
                                                 ---------- ---------- ----------
        Income before interest charges..........   159,665    154,248    130,990
                                                 ---------- ---------- ----------

Interest Charges:
  Interest on long-term debt....................    76,320     76,410     77,842
  Other interest................................        90        394        911
                                                 ---------- ---------- ----------
        Interest charges, net...................    76,410     76,804     78,753
                                                 ---------- ---------- ----------

Net Income...................................... $  83,255  $  77,444  $  52,237
                                                 ========== ========== ==========

The accompanying notes are an integral part of these financial statements.


PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                   1995        1994        1993
--------------------------------------------------------------------------------------------------
                                                                      (Thousands of Dollars)
Operating Activities:
  Net Income.................................................. $   83,255  $   77,444  $   52,237
  Adjustments to reconcile to net cash
   from operating activities:
    Depreciation..............................................     44,337      38,703      38,580
    Deferred income taxes and investment tax credits, net.....     69,986      67,047      50,027
    Recoverable energy costs, net of amortization.............    (15,266)    (81,206)    (39,654)
    Amortization of acquisition costs.........................     55,547      55,319      67,379
    Other sources of cash.....................................     15,973       3,213      30,001
    Other uses of cash........................................       -         (4,456)     (4,394)
  Changes in working capital:
    Receivables and accrued utility revenues..................    (10,506)     (3,205)     (3,161)
    Fuel, materials, and supplies.............................     (4,264)      3,734       3,936
    Accounts payable..........................................      2,375      18,598      (2,894)
    Accrued taxes.............................................     (3,506)      4,182      (1,602)
    Other working capital (excludes cash).....................         16         742      (2,224)
                                                               ----------- ----------- -----------
Net cash flows from operating activities......................    237,947     180,115     188,231
                                                               ----------- ----------- -----------

Financing Activities:
  Issuance of long-term debt..................................       -           -         44,800
  Net decrease in short-term debt.............................       -         (2,500)    (41,000)
  Reacquisitions and retirements of long-term debt............   (141,000)    (94,000)   (138,800)
  Cash dividends on preferred stock...........................    (13,250)    (13,250)    (13,250)
  Cash dividends on common stock..............................    (52,000)       -           -
                                                               ----------- ----------- -----------
Net cash flows used for financing activities..................   (206,250)   (109,750)   (148,250)
                                                               ----------- ----------- -----------

Investment Activities:
  Investment in plant:
    Electric utility plant....................................    (46,672)    (39,721)    (35,360)
    Nuclear fuel..............................................       (184)     (1,249)       (614)
                                                               ----------- ----------- -----------
  Net cash flows used for investments in plant................    (46,856)    (40,970)    (35,974)
  NU System Money Pool........................................     15,900     (35,000)      -
  Other investment activities, net............................       (607)        (68)       (340)
                                                               ----------- ----------- -----------
Net cash flows used for investments...........................    (31,563)    (76,038)    (36,314)
                                                               ----------- ----------- -----------
Net Increase (Decrease) in Cash For The Period................        134      (5,673)      3,667
Cash - beginning of period....................................        322       5,995       2,328
                                                               ----------- ----------- -----------
Cash - end of period.......................................... $      456  $      322  $    5,995
                                                               =========== =========== ===========
Supplemental Cash Flow Information:
Cash paid during the year for:
  Interest, net of amounts capitalized........................ $   74,543  $   74,507  $   75,609
                                                               =========== =========== ===========
  Income taxes................................................ $    1,369  $      167  $    2,390
                                                               =========== =========== ===========
Increase in obligations:
  Seabrook Power Contracts and other capital leases........... $   28,028  $   53,266  $   89,492
                                                               =========== =========== ===========

The accompanying notes are an integral part of these financial statements.


PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY


---------------------------------------------------------------------------------------
                                                       Capital
                                            Common     Surplus,    Retained
                                             Stock     Paid In     Earnings     Total
---------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

Balance at January 1, 1993...............  $     1    $420,762    $ 21,853    $442,616
    Net income for 1993..................                           52,237      52,237
    Cash dividends on preferred stock....                          (13,250)    (13,250)
    Capital stock expenses, net..........                  483                     483
                                           --------   ---------   ---------   ---------
Balance at December 31, 1993.............        1     421,245      60,840     482,086
    Net income for 1994..................                           77,444      77,444
    Cash dividends on preferred stock....                          (13,250)    (13,250)
    Capital stock expenses, net..........                  539                     539
                                           --------   ---------   ---------   ---------
Balance at December 31, 1994.............        1     421,784     125,034     546,819
    Net income for 1995..................                           83,255      83,255
    Cash dividends on preferred stock....                          (13,250)    (13,250)
    Cash dividends on common stock.......                          (52,000)    (52,000)
    Capital stock expenses, net..........                  601                     601
                                           --------   ---------   ---------   ---------
Balance at December 31, 1995.............  $     1    $422,385    $143,039    $565,425
                                           ========   =========   =========   =========





The accompanying notes are an integral part of these financial statements.



Public Service Company of New Hampshire
NOTES TO FINANCIAL STATEMENTS
----------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   A.  PRESENTATION
       Public Service Company of New Hampshire (PSNH or the company), The Connecticut Light and Power Company (CL&P), Western Massachusetts Electric Company (WMECO), North Atlantic Energy Corporation (NAEC), and Holyoke Water Power Company (HWP) are the operating subsidiaries comprising the Northeast Utilities (NU) system (the system) and are wholly owned by NU.

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

       Other wholly owned subsidiaries of NU provide substantial support services to the system. Northeast Utilities Service Company (NUSCO) supplies centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing, and other services to the system companies. North Atlantic Energy Service Corporation acts as agent for CL&P and NAEC in operating the Seabrook 1 nuclear facility. Northeast Nuclear Energy Company (NNECO) acts as agent for the system companies in operating the Millstone nuclear generating facilities.

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

   C.  INVESTMENTS AND JOINTLY OWNED ELECTRIC UTILITY PLANT
       Regional Nuclear Generating Companies: PSNH owns common stock of four regional nuclear generating companies (Yankee companies). The Yankee companies, with PSNH's ownership interests, are:


       Connecticut Yankee Atomic Power Company (CY) ........    5.0%
       Yankee Atomic Electric Company (YAEC) ...............    7.0
       Maine Yankee Atomic Power Company (MY) ..............    5.0
       Vermont Yankee Nuclear Power Corporation (VY) .......    4.0


       PSNH's investments in the Yankee companies are accounted for on the equity basis due to the company's ability to exercise significant influence over their operating and financial policies. The electricity produced by the facilities that are operating is committed substantially on the basis of ownership interests and is billed pursuant to contractual agreements. Under ownership agreements with the Yankee companies, PSNH may be asked to provide direct or indirect financial support for one or more of the companies. For more information on these agreements, see Note 10E, "Commitments and Contingencies - Long-term Contractual Arrangements."

       YAEC's nuclear power plant was shut down permanently on February 26, 1992. For more information on the Yankee companies, see Note 4, "Nuclear Decommissioning."

       Millstone 3: PSNH has a 2.85 percent joint-ownership interest in Millstone 3, a 1,154-megawatt (MW) nuclear generating unit. As of December 31, 1995 and 1994, plant-in-service included approximately $118.6 million and $118.3 million, respectively, and the accumulated provision for depreciation included approximately $26.5 million and $24.2 million, respectively, for PSNH's share of Millstone 3. PSNH's share of Millstone 3 expenses is included in the corresponding operating expenses on the accompanying Statements of Income.

       Wyman Unit 4:  PSNH has a 3.14 percent ownership-interest in Wyman
       Unit 4 (Wyman), a 632-MW oil-fired generating unit. At December 31, 1995 and 1994, plant-in-service included approximately $6.0 million and the accumulated provision for depreciation included approximately $3.5 million and $3.3 million, respectively, for PSNH's share of Wyman. PSNH's share of Wyman expenses is included in the corresponding operating expenses on the accompanying Statements of Income.

   D.  DEPRECIATION
       The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the New Hampshire Public Utilities Commission (NHPUC). Except for major facilities, depreciation factors are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.8 percent for the year ended December 31, 1995 and 3.6 percent for the years ended December 31, 1994 and 1993. See Note 4, "Nuclear Decommissioning," for information on nuclear plant decommissioning.

   E.  PUBLIC UTILITY REGULATION
       NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act), and it and its subsidiaries, including the company, are subject to the provisions of the 1935 Act. Arrangements among the system companies, outside agencies, and other utilities covering inter-connections, interchange of electric power, and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The company is subject to further regulation for rates, accounting, and other matters by the FERC and/or the NHPUC.

   F.  REVENUES
       Other than recovery under fixed-rate agreements negotiated with certain wholesale, industrial, and commercial customers, utility revenues are based on authorized rates applied to each customer's use of electricity. In general, rates can be changed only through a formal proceeding before the appropriate regulatory commission. At the end of each accounting period, PSNH accrues an estimate for the amount of energy delivered but unbilled.

   G.  REGULATORY ACCOUNTING
       The accounting policies of PSNH and the accompanying financial statements conform to generally accepted accounting principles applicable to rate-regulated enterprises and reflect the effects of the ratemaking process in accordance with SFAS 71, Accounting for the Effects of Certain Types of Regulation. Assuming a cost-of-service based regulatory structure, regulators may permit incurred costs, normally treated as expenses, to be deferred and recovered in future revenues. Through their actions, regulators may also reduce or eliminate the value of an asset, or create a liability. If any portion of the company's operations were no longer subject to the provisions of SFAS 71, as a result of a change in the cost-of-service based regulatory structure or the effects of competition, the company would be required to write off related regulatory assets and liabilities. The company would also be required to determine any impairment to other assets and write down these assets to fair value. Based on current regulation and recent regulatory decisions and initiatives relating to competition in the system's markets, the company believes that its use of regulatory accounting remains appropriate.

       SFAS 121 requires that any assets, including regulatory assets, which are no longer probable of recovery through future revenues, be revalued based on estimated future cash flows. If the revaluation is less than the book value of the asset, an impairment loss would be charged to earnings. As noted above, based on the current regulatory environment in the company's service area, it is not expected that SFAS 121 will have material impact on the company's financial position or results of operations upon adoption. This conclusion may change in the future as competitive factors influence wholesale and retail pricing in the electric utility industry or if the cost-of-service based regulatory structure were to change. For further information on the company's regulatory environment, refer to Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

       The components of regulatory assets are as follows:


       At December 31,                              1995       1994
       ---------------------------------------------------------------
                                               (Thousands of Dollars)

       Recoverable energy costs (Note 1I) ...     $220,093   $194,994
       Income taxes, net (Note 1J) ..........      192,690     66,466
       Unrecovered contractual obligation (Note 4)  18,814     28,572
       Other ................................        2,404      2,499
                                                ---------- ----------
                                                  $434,001   $292,531
                                                  ========   ========

   H.  UNAMORTIZED ACQUISITION COSTS
       The unamortized acquisition costs represent the aggregate value placed by the 1989 rate agreement with the state of New Hampshire (Rate Agreement) on PSNH's assets in excess of the net book value of PSNH's non-Seabrook assets plus the $700-million value assigned to Seabrook by the Rate Agreement, as part of the bankruptcy resolution, on June 5, 1992 (Acquisition Date). The Rate Agreement provides for the recovery, through rates, with a return, of the amortization of the unamortized acquisition costs. The Rate Agreement provides that $425 million of the unamortized acquisition costs be amortized over the first seven years after PSNH's May 16, 1991 reorganization from bankruptcy (Reorganization
       Date), with the remaining amount to be amortized over the 20-year period after the Reorganization Date. As of December 31, 1995, approximately $411.8 million of acquisition costs have been collected through rates.

   I.  RECOVERABLE ENERGY COSTS
       Under the Energy Policy Act of 1992 (Energy Act), PSNH is assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (D&D assessment). The Energy Act requires that regulators treat D&D assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates, like any other fuel cost. PSNH is currently recovering these costs through rates.

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

       At December 31, 1995, PSNH's net recoverable energy costs were approximately $220 million, including purchased power deferrals of $185.6 million and the NUGs deferred buyout payments of $34.2 million.

   J.  INCOME TAXES
       The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of income subject to tax) is accounted for in accordance with the ratemaking treatment of the applicable regulatory commissions. The adoption of SFAS 109, Accounting for Income Taxes, in 1993 increased the company's deferred tax asset for net operating losses (NOLs) previously not recognized. As the potential benefit is being given to customers through rates, PSNH established an associated regulatory liability. The adoption of SFAS 109 also increased deferred tax liabilities and as it is probable that the increase in deferred tax liabilities will be recovered from customers through rates, PSNH established a regulatory asset.

       The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, which give rise to the accumulated deferred tax obligation is as follows:

       At December 31,                                                    1995         1994
       --------------------------------------------------------------------------------------
                                                                        (Thousands of Dollars)
       Accelerated depreciation and other plant-related differences... $ 231,126   $   81,732
       NOL carryforwards ............................................   (191,873)    (247,440)
       Regulatory assets - income tax gross up ......................     85,192       33,837
       Other ........................................................    104,612      193,951
                                                                       ----------  ----------
                                                                       $ 229,057   $   62,080
                                                                       =========   ==========

       At December 31, 1995, PSNH had a NOL carryforward of approximately $572 million, to be used against PSNH's federal taxable income, and to expire between the years 2000 and 2006. PSNH also had Investment Tax Credit
       (ITC) carryforwards of $52 million, which expire between the years 1996 and 2004. For a portion of the carryforward amounts indicated above, the reorganization of PSNH under Chapter 11 of the United States Bankruptcy Code limits the annual amount of NOL and ITC carryforwards that may be used. Approximately $95 million of the NOL and $21 million of the ITC carryforwards are subject to this limitation.

   K.  DERIVATIVE FINANCIAL INSTRUMENTS
       PSNH utilizes an interest-rate cap to manage well-defined interest-rate risk. The premium paid for the purchased interest-rate-cap agreement is amortized to interest expense over the term of the cap. Unamortized premiums are included in deferred charges. Amounts receivable under the cap agreement are accrued and offset against interest expense. Any material unrealized gains or losses on the interest-rate cap will be deferred until realized. For further information on derivatives, see
       Note 11, "Derivative Financial Instruments."

2. SEABROOK POWER CONTRACTS

   PSNH and NAEC have entered into two power contracts that obligate PSNH to purchase NAEC's 35.98 percent ownership of the capacity and output of Seabrook for the term of Seabrook's Nuclear Regulatory Commission (NRC) operating license. Under these power contracts, PSNH is obligated to pay NAEC's cost of service during this period, regardless of whether Seabrook 1 is operating. NAEC's cost of service includes all of its Seabrook-related costs, including operation and maintenance (O&M) expenses, fuel expense, income and property tax expense, depreciation expense, and certain overhead and other costs, and a return on its allowed investment.

   PSNH has included its right to buy power from NAEC on its Balance Sheets as part of utility plant with a corresponding obligation. At December 31, 1995, this right was valued at approximately $910.8 million.

   The contracts established the value of the initial investment in Seabrook (initial investment) at $700 million. As of December 31, 1995, the portion of the initial investment on which NAEC is entitled to earn a cash return was 85 percent. The initial investment will be fully phased into NAEC's rate base as of May 1, 1996. From the Acquisition Date through December 31, 1995, NAEC recorded $162.4 million of deferred return on the excluded portion of its investment in Seabrook 1. The deferred return on the excluded portion of NAEC's investment in Seabrook 1 will be recovered from PSNH with carrying charges beginning December 1, 1997, and will be fully recovered by May 2001. NAEC is depreciating its initial investment over the term of Seabrook 1's operating license (39 years), and any subsequent plant additions are depreciated on a straight-line basis over the remaining term of the power contracts at the time the subsequent additions are placed in service.

   If Seabrook 1 is shut down prior to the expiration of the NRC operating license, PSNH will be unconditionally required to pay NAEC termination costs for 39 years, less the period during which Seabrook 1 has operated. These termination costs will reimburse NAEC for its share of Seabrook 1 shut-down and decommissioning costs, and will pay NAEC a return of and on any undepreciated balance of its initial investment over the remaining term of the power contracts, and the return of and on any capital additions to the plant made after the Acquisition Date over a period of five years after shut down (net of any tax benefits to NAEC attributable the cancellation).


   Contract payments charged to operating expenses are approximately:

       Year                                       Contract Payments
       ----                                       -----------------
                                                (Thousands of Dollars)

       1995 .......................                  $154,000
       1994 .......................                   143,000
       1993 .......................                   123,000

   Interest included in the contract payments was $51 million in 1995, $43 million in 1994, and $33 million in 1993.

   Future minimum payments, excluding executory costs, such as property taxes, state use taxes, insurance, and maintenance, under the terms of the contracts, as of December 31, 1995, are approximately:

       Year                                     Seabrook Power Contracts
       ----                                     ------------------------
                                                 (Thousands of Dollars)


       1996 ........................               $     79,900
       1997 ........................                     86,000
       1998 ........................                    143,800
       1999 ........................                    142,100
       2000 ........................                    140,300
       After 2000 ..................                  1,195,800
                                                     ----------

       Future minimum payments .....                  1,787,900

       Less amount representing interest                877,100
                                                    -----------

       Present value of Seabrook Power
         Contracts .................                $   910,800
                                                    ===========

3. LEASES

   PSNH has entered into lease agreements, some of which are capital leases, for the use of data processing and office equipment, vehicles, and office space. The provisions of these lease agreements generally provide for renewal options. The following rental payments have been charged to operating expense:

       Year                             Capital Leases      Operating Leases
       ----                             --------------      ----------------

       1995 ........................      $1,103,000          $5,291,000
       1994 ........................       1,061,000           4,255,000
       1993 ........................     701,000               6,197,000

   Interest included in capital leases was $351,000 in 1995, $394,000 in 1994, and $403,000 in 1993.

   Future minimum rental payments, excluding executory costs, such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancellable leases, as of December 31, 1995, are:

       Year                                Capital Leases      Operating Leases
       ----                                --------------      ----------------
                                                   (Thousands of Dollars)

       1996 ........................           $1,100                $7,200
       1997 ........................            1,100                 6,100
       1998 ........................            1,000                 4,800
       1999 ........................              700                 4,100
       2000 ........................              500                 3,600
       After 2000 ..................            1,200                11,500
                                              -------              --------
       Future minimum lease payments           $5,600               $37,300
                                                                    =======

       Less amount representing interest        1,100
                                                -----

       Present value of future minimum lease
         payments ..................           $4,500
                                               ======

4. NUCLEAR DECOMMISSIONING

   Millstone 3 and Seabrook 1 have service lives that are expected to end during the years 2025 and 2026, respectively. Upon retirement, these units must be decommissioned. A 1992 decommissioning study concluded that complete and immediate dismantlement at retirement continues to be the most viable and economic method of decommissioning Millstone 3. A 1994 Seabrook decommissioning study confirmed that complete and immediate dismantlement at retirement is the most viable and economic method of decommissioning Seabrook 1. Decommissioning studies are reviewed and updated periodically to reflect changes in decommissioning requirements, costs, technology, and inflation.

   The estimated cost of decommissioning PSNH's 2.85 percent ownership share of Millstone 3 and NAEC's 35.98 percent share of Seabrook 1, in year-end 1995 dollars, is $12.5 million and $152.5 million, respectively. These estimated costs assume levelized collections for Millstone 3 and escalated collections for Seabrook 1, and after-tax earnings on the Millstone and Seabrook decommissioning funds of 6.5 percent and 6.1 percent, respectively. Millstone 3 and Seabrook 1 decommissioning costs will be increased annually by their respective escalation rates. PSNH's Millstone 3 decommissioning costs are accrued over the expected service life of the unit and are included in depreciation expense on its Statements of Income. Nuclear decommissioning related to PSNH's share of Millstone 3 amounted to $0.3 million in 1995, 1994, and 1993. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation on PSNH's
   Balance Sheets.   At December 31, 1995, the balance in the accumulated
   reserve for decommissioning amounted to $2.4 million. See "Nuclear Decommissioning" in the MD&A for a discussion of changes being considered by the FASB related to accounting for closure and removal of long-lived assets (including nuclear decommissioning).

   PSNH makes payments to an independent decommissioning trust for its portion of the costs of decommissioning Millstone 3. Under the terms of the Rate Agreement, PSNH is obligated to pay NAEC's share of Seabrook 1's decommissioning costs, even if the unit is shut down prior to the expiration of its operating license. Accordingly, NAEC bills PSNH directly for its share of the costs of decommissioning Seabrook 1. PSNH records its Seabrook decommissioning costs as a component of purchased power expense on its Statements of Income. Under the Rate Agreement, PSNH's Seabrook decommissioning costs are recovered through base rates.

   As of December 31, 1995, PSNH collected through rates approximately $1.8 million toward the future decommissioning costs of its share of Millstone 3, which has been transferred to the external decommissioning trust. Earnings on the decommissioning trust increase the decommissioning trust balance and the accumulated reserve for decommissioning. Unrealized gains and losses associated with the decommissioning trust also impact the balance of the trust and the accumulated reserve for decommissioning.

   As of December 31, 1995, NAEC (including payments made prior to the Acquisition Date by PSNH) has paid approximately $13.1 million, into Seabrook 1's decommissioning financing fund.

   Changes in requirements or technology, the timing of funding or dismantling, or adoption of a decommissioning method other than immediate dismantlement would change decommissioning cost estimates and the amounts required to be recovered. PSNH attempts to recover sufficient amounts through its allowed rates to cover its expected decommissioning costs. Only the portion of currently estimated total decommissioning costs that has been accepted by regulatory agencies is reflected in rates of PSNH. Based on present estimates and assuming its nuclear units operate to the end of their licensing period, PSNH expects that the decommissioning trust and financing fund will be substantially funded when the units are retired from service.

   PSNH, along with other New England utilities, has equity investments in the four Yankee companies. Each Yankee company owns a single nuclear generating unit with service lives that are expected to end during the years 2007 through 2012. PSNH's ownership share of estimated costs, in year-end 1995 dollars, of decommissioning the units owned and operated by CY, MY, and VY is $19.3 million, $17.7 million, and $13.9 million, respectively. Under the terms of the contracts with the Yankee companies, the shareholders-sponsors are responsible for their proportionate share of the operating costs of each unit, including decommissioning. The nuclear decommissioning costs of the Yankee companies are included as part of the cost of power purchased by PSNH.

   YAEC is in the process of dismantling its nuclear facility. Accelerated decommissioning of that unit has been delayed because of litigation over the NRC's approval of YAEC's decommissioning plan. Effective November 1995, YAEC began billing its sponsors, including PSNH, amounts based on a revised estimate approved by the FERC that assumes decommissioning of the plant by the year 2000. This revised decommissioning estimate was based on access to the Barnwell, South Carolina low-level radioactive waste facility, changes in assumptions about earnings in decommissioning trust investments, and changes in other decommissioning cost assumptions. At December 31, 1995, the estimated remaining costs, including decommissioning, amounted to $268.8 million, of which PSNH's share was approximately $18.8 million. Management expects that PSNH will continue to be allowed to recover such FERC-approved costs from its customers. Accordingly, PSNH has recognized these costs as a regulatory asset, with corresponding obligations, on its Balance Sheets.

5. SHORT-TERM DEBT

   PSNH has credit lines totaling $125 million available through a revolving-credit agreement with a group of 19 banks. PSNH may borrow funds on a short-term revolving basis using either fixed-rate or standby loans. Fixed rates are set using competitive bidding. Standby loan rates are based upon several alternative variable rates. PSNH is obligated to pay a facility fee of 0.25 percent per annum on the total commitment. At December 31, 1995 and 1994, there were no borrowings under the agreement. These credit lines will expire in May 1996. PSNH is in the process of negotiating an increase and extension to the revolving credit agreement.

   Certain subsidiaries of NU, including PSNH, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily Federal Funds rate. However, borrowings based on loans from NU parent bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 1995 and 1994, PSNH had no outstanding borrowings from the Pool.

   Maturities of PSNH's short-term debt obligations were for periods of three months or less.

   The amount of short-term borrowings that may be incurred by PSNH is subject to periodic approval by the SEC under the 1935 Act. Under the SEC restrictions, PSNH was authorized, as of January 1, 1995 to incur short-term borrowings up to a maximum of $175 million. PSNH is seeking approval from the NHPUC to increase its short-term debt limit to $225 million.

6. PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION

   Details of preferred stock subject to mandatory redemption are:

                          Shares Outstanding          December 31,
                                               ----------------------------
   Description            December 31, 1995    1995       1994       1993
   ------------------------------------------------------------------------
                                                 (Thousands of Dollars)

   10.60% Series A of 1991    5,000,000      $125,000   $125,000   $125,000
                                             ========   ========   ========

   In case of default on dividends or sinking-fund payments, no payments may be made on any junior stock by way of dividends or otherwise (other than in shares of junior stock) so long as the default continues. If PSNH is in arrears in the payment of dividends on any outstanding shares of preferred stock, PSNH would be prohibited from redemption or purchase of less than all of the preferred stock outstanding. The Series A Preferred Stock is not subject to optional redemption by PSNH. It is subject to an annual sinking fund requirement of $25 million, beginning on June 30, 1997, sufficient to retire annually 1,000,000 shares at $25 per share.

7. LONG-TERM DEBT

   Details of long-term debt outstanding are:
                                                          December 31,
                                                          ------------
                                                        1995        1994
   -----------------------------------------------------------------------
                                                     (Thousands of Dollars)
   First Mortgage Bonds:
    8 7/8%  Series A, due 1996............           $172,500     $172,500
    9.17%   Series B, due 1998............            170,000      170,000
                                                     --------    ---------
            Total First Mortgage Bonds....            342,500      342,500

   Term Loan/Notes:
   Variable Rate due 1996 ..............                 -         141,000

   Pollution Control Revenue Bonds:
   7.65%  Tax-Exempt Series A, due 2021.               66,000       66,000
   7.50%  Tax-Exempt Series B, due 2021.              108,985      108,985
   7.65%  Tax-Exempt Series C, due 2021.              112,500      112,500
   Adjustable Rate, Taxable, Series D, due 2021        39,500       39,500
   Adjustable Rate, Taxable, Series E, due 2021        69,700       69,700
   Adjustable Rate, Tax-Exempt, Series D, due 2021     75,000       75,000
   Adjustable Rate, Tax-Exempt, Series E, due 2021     44,800       44,800

   Less:  Amounts due within one year ..              172,500       94,000
                                                   ----------    ---------
             Long-term debt, net .......             $686,485     $905,985
                                                     ========     ========


   Long-term debt maturities and cash sinking-fund requirements on debt outstanding at December 31, 1995 for the years 1996 through 2000 are approximately $172.5 million for 1996, $0 for 1997, $170 million for 1998, and $0 for 1999 and 2000. Also, there are annual renewal and replacement fund requirements equal to 2.25 percent of the average of net depreciable property owned by PSNH at the reorganization date, plus cumulative gross property additions thereafter. PSNH expects to meet these future fund requirements by certifying property additions. Any deficiency would need to be satisfied by the deposit of cash or bonds.

   Essentially, all utility plant of PSNH is subject to the lien of its first mortgage bond indenture. PSNH's Revolving Credit Facility is secured by a second lien, junior to the lien of its first mortgage bond indenture, on all PSNH property located in New Hampshire. At December 31, 1995 and 1994, there were no borrowings under the Revolving Credit Facility.

   Concurrent with the issuance of PSNH's Series A and B First Mortgage Bonds, PSNH entered into financing arrangements with the Industrial Development Authority of the state of New Hampshire (IDA). Pursuant to these arrangements, the IDA originally issued seven series of Pollution Control Revenue Bonds (PCRBs), and loaned the proceeds to PSNH. In 1992 and 1993, the Business Finance Authority, formerly the IDA, issued $75 million and $44.8 million, respectively, of tax-exempt PCRBs to replace outstanding taxable PCRBs of the same amount. At December 31, 1995 and 1994, $516.5 million of PCRBs were outstanding. The average effective interest rates on the variable-rate pollution control notes ranged from 3.9 percent to 6.1 percent for 1995, and 2.9 percent to 4.3 percent for 1994. PSNH's obligation to repay each series of PCRBs is secured by a series of First Mortgage Bonds that were issued under its indenture. Each such series of First Mortgage Bonds contains terms and provisions with respect to maturity, principal payment, interest rate, and redemption that correspond to those of the applicable series of PCRBs. For financial reporting purposes, these bonds would not be considered outstanding unless PSNH fails to meet its obligations under the PCRBs.

   The Series A and B First Mortgage Bonds are not redeemable prior to their maturity except in limited circumstances. The PCRBs, except for Series D and E, are redeemable on or after May 1, 2001, at the option of the company with accrued interest and at specified premiums. Under current interest rate elections by PSNH, the Series D and E PCRBs are redeemable, at par plus accrued interest at the end of each interest-rate period. Future interest-rate elections by PSNH could significantly defer or eliminate the availability of optional redemptions by PSNH, and could affect costs as well.

8. INCOME TAX EXPENSE

   The components of federal and state income tax provisions are:

   For the Years Ended December 31,              1995       1994       1993
   -------------------------------------------------------------------------
                                                   (Thousands of Dollars)

   Current income taxes:
     Federal ............................      $(1,166)  $    368   $   (937)
     State ..............................        1,767      1,219      1,183
                                               -------   --------   --------
       Total current ....................          601      1,587        246
                                               -------   --------   --------

   Deferred income taxes, net:
     Federal ............................       72,147     63,941     47,407
     State ..............................       (1,606)     3,666      3,131
                                                -------  --------   --------
       Total deferred  ..................       70,541     67,607     50,538

   Investment tax credits, net ..........         (555)      (560)      (565)
                                             ---------  ---------  ---------
   Total income tax expense .............      $70,587    $68,634    $50,219
                                               =======    =======    =======

   The components of total income tax expense are classified as follows:

   Income taxes charged to operating expenses  $69,758    $68,088    $54,087
   Other income taxes ...................          829        546     (3,868)
                                              --------   --------   --------
   Total income tax expense .............      $70,587    $68,634    $50,219
                                               =======    =======    =======

   Deferred income taxes are comprised of the tax effects of temporary differences as follows:

   For the Years Ended December 31,              1995       1994       1993
   --------------------------------------------------------------------------
                                                  (Thousands of Dollars)

   Depreciation .........................     $  1,294    $ 2,701    $ 4,549
   Deferred tax asset associated with NOL       57,543     23,611     25,438
   Energy adjustment clauses ............        5,098     30,954     15,155
   Amortization of regulatory settlement        11,501     11,501      7,667
   Other ................................       (4,895)    (1,160)    (2,271)
                                              --------   --------   --------

   Deferred income taxes, net ...........      $70,541    $67,607    $50,538
                                               =======    =======    =======

   A reconciliation between income tax expense and the expected tax expense at the applicable statutory rate is as follows:

   For the Years Ended December 31,              1995       1994       1993
   --------------------------------------------------------------------------
                                                  (Thousands of Dollars)

   Expected federal income tax at 35 percent
     of pretax income ...................      $53,845    $51,127    $35,860
   Tax effect of differences:
     Depreciation .......................        1,868      1,407      1,593
     Amortization of acquisition costs ..       31,522     31,508     31,432
     Seabrook intercompany loss .........      (13,048)   (19,637)   (19,176)
     Investment tax credit amortization .         (555)      (560)      (565)
     State income taxes, net of federal benefit    105      3,175      2,804
     Other, net .........................       (3,150)     1,614     (1,729)
                                              --------   --------   --------

   Total income tax expense .............      $70,587    $68,634    $50,219
                                               =======    =======    =======

9. EMPLOYEE BENEFITS

   A.  PENSION BENEFITS
       PSNH participates in a uniform noncontributory-defined benefit retirement plan covering all regular system employees. Benefits are based on years of service and employees' highest eligible compensation during five consecutive years of employment. The company's direct portion of the system's pension cost, part of which was charged to utility plant, approximated $2.3 million in 1995, $4.4 million in 1994, and $6.6 million in 1993. Pension costs for 1994 and 1993 included approximately $1.9 million and $3.4 million, respectively, related to workforce-reduction programs.

       Currently, PSNH funds annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets. Pension assets are invested primarily in domestic and international equity securities and bonds.


       The components of net pension cost for PSNH are:


       For the Years Ended December 31,              1995        1994         1993
       ---------------------------------------------------------------------------
                                                        (Thousands of Dollars)
       Service cost ......................        $  3,462    $  5,531    $  7,539
       Interest cost .....................          11,923      11,129      11,180
       Return on plan assets .............         (33,156)        246     (19,308)
       Net amortization ..................          20,108     (12,526)      7,215
                                                  --------    --------   ---------
       Net pension cost ..................        $  2,337    $  4,380    $  6,626
                                                  ========    ========    ========
       ---------------------------------------------------------------


       For calculating pension cost, the following assumptions were used:

       For the Years Ended December 31,           1995     1994      1993
       -------------------------------------------------------------------

       Discount rate .....................        8.25%    7.75%     8.00%
       Expected long-term rate of return .        8.50     8.50      8.50
       Compensation/progression rate .....        5.00     4.75      5.00

       The following table represents the plan's funded status reconciled to the Balance Sheets:

       At December 31,                                      1995        1994
       -----------------------------------------------------------------------
                                                         (Thousands of Dollars)

       Accumulated benefit obligation, including vested
       benefits at December 31, 1995 and 1994 of
       $123,475,000 and $111,198,000, respectively       $133,840     $121,202
                                                         ========     ========

       Projected benefit obligation (PBO) ....           $169,040     $146,972
       Market value of plan assets ...........            159,094      136,104
                                                         --------     --------
       PBO in excess of plan assets ..........             (9,946)     (10,868)
       Unrecognized transition amount ........              4,671        5,004
       Unrecognized prior service costs ......              5,428        5,775
       Unrecognized net gain .................            (38,759)     (36,180)
                                                        ---------    ---------
       Accrued pension liability .............           $(38,606)     $(36,269)
                                                         ========      ========
      -------------------------------------------------------------------------

       The following actuarial assumptions were used in calculating the plan's year-end funded status:

       For the Years Ended December 31,               1995       1994
       ---------------------------------------------------------------

       Discount rate .........................        7.50%     8.25%
       Compensation/progression rate .........        4.75      5.00


  B.   POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
       PSNH provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees (referred to as SFAS 106 benefits). These benefits are available for employees retiring from the company who have met specified service requirements. For current employees and certain retirees, the total SFAS 106 benefit is limited to two times the 1993 per-retiree health care costs. The SFAS 106 obligation has been calculated based on this assumption. PSNH's direct portion of SFAS 106 benefits, part of which were deferred or charged to utility plant, approximated $7.2 million in 1995, $7.6 million in 1994, and $9.1 million in 1993.

       PSNH is funding SFAS 106 postretirement costs through external trusts. The company is funding, on an annual basis, amounts that have been rate-recovered and which also are tax-deductible under the Internal Revenue Code. The trust assets are invested primarily in equity securities and bonds.

       The components of health care and life insurance costs are:



       For the Years Ended December 31,             1995         1994        1993
       ---------------------------------------------------------------------------
                                                        (Thousands of Dollars)
       Service cost ..................          $    933     $    971       $1,260
       Interest cost .................             4,063        3,844        4,800
       Return on plan assets .........            (1,694)          37         -
       Amortization of unrecognized transition
         obligation ..................             2,941        2,941        3,046
       Other amortization, net .......               998         (206)        -
                                                 -------     --------    ---------
       Net health care and life insurance costs   $7,241       $7,587       $9,106
                                                  ======       ======       ======
       ---------------------------------------------------------------


       For calculating PSNH's SFAS 106 benefits cost, the following assumptions were used:

       For the Years Ended December 31,        1995      1994      1993
       ------------------------------------------------------------------

       Discount rate .................         8.00%     7.75%     7.75%
       Long-term rate of return:
          Health assets, net of tax ..         5.00      5.00      5.00
          Life assets ................         8.50      8.50      8.50

       The following table represents the plan's funded status reconciled to the Balance Sheet:

       At December 31,                                        1995        1994
       -------------------------------------------------------------------------
                                                          (Thousands of Dollars)

       Accumulated postretirement benefit obligation of:

          Retirees ...................                     $ 44,985    $ 39,881
          Fully eligible active employees                        27          52
          Active employees not eligible to retire            10,627       9,065
                                                           --------  ----------

       Total accumulated postretirement benefit obligation   55,639      48,998

       Market value of plan assets ...                       11,743       6,606
                                                          ---------  ----------
       Accumulated postretirement benefit obligation
        in excess of plan assets ..............             (43,896)    (42,392)
       Unrecognized transition amount                        49,989      52,930
       Unrecognized net gain  ........                       (8,373)    (13,204)
                                                           --------    --------
       Accrued postretirement benefit liability            $ (2,280)   $ (2,666)
                                                          =========    ========
       ------------------------------------------------------------------------

       The following actuarial assumptions were used in calculating the plan's year-end funded status:

       At December 31,                                 1995           1994
       --------------------------------------------------------------------

       Discount rate .........................        7.50%          8.00%
       Health care cost trend rate (a) .......        8.40          10.20

       (a) The annual growth in per capita cost of covered health care benefits was assumed to decrease to 5.4 percent by 2001.

       The effect of increasing the assumed health-care-cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $3.7 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $0.3 million. The trust holding the plan assets is subject to federal income taxes at a 35 percent tax rate.

       PSNH is currently recovering SFAS 106 costs, including amounts previously deferred.

10. COMMITMENTS AND CONTINGENCIES

   A.  CONSTRUCTION PROGRAM
       The construction program is subject to periodic review and revision. PSNH currently forecasts construction expenditures of $200.9 million for the years 1996-2000, including $51.5 million for 1996. In addition, the company estimates that nuclear fuel requirements, for its share of Millstone 3, will be $4.8 million for the years 1996-2000, including $1.8 million for 1996.

   B.  NUCLEAR PERFORMANCE
       On January 31, 1996, the NRC announced that the three Millstone nuclear power plants operated by NNECO had been placed on its "watch list" because of long-standing performance concerns. The NRC cited a number of operational problems which have arisen since 1990 at the Millstone plants.

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

   C.  ENVIRONMENTAL MATTERS
       PSNH is subject to regulation by federal, state, and local authorities with respect to air and water quality, handling the disposal of toxic substances and hazardous and solid wastes, and the handling and use of chemical products. PSNH has an active environmental auditing and training program and believes that it is in substantial compliance with current environmental laws and regulations.

       Environmental requirements could hinder the construction of new generating units, transmission and distribution lines, substations, and other facilities. The cumulative long-term, cost impact of increasingly stringent environmental requirements cannot accurately be estimated. Changing environmental requirements could also require extensive and costly modifications to PSNH's existing generating units, and transmission and distribution systems, and could raise operating costs significantly. As a result, PSNH may incur significant additional environmental costs, greater than amounts included in cost of removal and other reserves, in connection with the generation and transmission of electricity and the storage, transportation, and disposal of by-products and wastes. PSNH may also encounter significantly increased costs to remedy the environmental effects of prior waste handling activities.

       PSNH has recorded a liability for what it believes, based upon information currently available, are its estimated environmental remediation costs for waste disposal sites. In most cases, additional future environmental cleanup costs are not reasonably estimable due to a number of factors, including the unknown magnitude of possible contamination, the appropriate remediation methods, the possible effects of future legislation or regulation, and the possible effects of technological changes. At December 31, 1995, the liability recorded by PSNH for its estimated environmental remediation costs, excluding any possible insurance recoveries or recoveries from third parties, amounted to approximately $5.0 million.

       PSNH cannot estimate the potential liability for future claims, including environmental remediation costs, that may be brought against it. However, considering known facts, existing laws, and regulatory practices, management does not believe the matters disclosed above will have a material effect on PSNH's financial position or future results of operations.

   D.  NUCLEAR INSURANCE CONTINGENCIES
       Under certain circumstances, in the event of a nuclear incident at one of the nuclear facilities covered by the federal government's third-party liability indemnification program, the company could be assessed in proportion to its ownership interest in each nuclear unit up to $75.5 million, not to exceed $10 million per nuclear unit in any one year.
       The maximum assessment is to be adjusted at least every five years for inflationary changes. Under the terms of the power contracts with NAEC, PSNH could be obligated to pay for any assessment charged to NAEC as a "cost of service." Based on the ownership interest in Millstone 3 and NAEC's ownership interest in Seabrook 1, PSNH's maximum liability, including any additional potential assessments, would be $30.8 million per incident. In addition, through power purchase contracts with the three operating Yankee regional nuclear generating companies, PSNH would be responsible for up to an additional $11.1 million per incident. Payments for PSNH's ownership interest in nuclear generating facilities would be limited to a maximum of $5.3 million per incident per year.

       Insurance has been purchased to cover the primary cost of repair, replacement, or decontamination of utility property resulting from insured occurrences at Millstone 3. PSNH is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessment against PSNH with respect to losses arising during the current policy year is approximately $0.5 million under the primary property insurance program.

       Insurance has been purchased to cover certain extra costs incurred in obtaining replacement power during prolonged accidental outages and the excess cost of repair, replacement, or decontamination or premature decommissioning of utility property resulting from insured occurrences. PSNH is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessments against PSNH (including costs resulting from PSNH's contracts with NAEC), with respect to losses arising during current policy years are approximately $1.6 million under the replacement power policies and $11.1 million under the excess property damage, decontamination, and decommissioning policies. Although PSNH has purchased the limits of coverage currently available from the conventional nuclear insurance pools, the cost of a nuclear incident could exceed available insurance proceeds.

       Insurance has been purchased aggregating $200 million on an industry basis for coverage of worker claims. All participating reactor operators insured under this coverage are subject to retrospective assessments of $3.0 million per reactor. The maximum potential assessment against PSNH (including costs resulting from the Seabrook power contracts with NAEC), with respect to losses arising during the current policy period is approximately $1.8 million.

   E.  LONG-TERM CONTRACTUAL ARRANGEMENTS
       Yankee Companies: PSNH, along with CL&P and WMECO, purchased approximately 6.7 percent of their electricity requirements pursuant to long-term contracts with the Yankee companies. Under the terms of their agreements, the companies pay their ownership (or entitlement) shares of generating costs, which include depreciation, O&M expenses, taxes, the estimated cost of decommissioning, and a return on invested capital. These costs are recorded as purchased-power expense and recovered through the companies' rates. PSNH's total cost of purchases under these contracts for the units that are operating amounted to $26.4 million in 1995, $23.4 million in 1994, and $26.5 million in 1993. See
       Note 1C, "Summary of Significant Accounting Policies-Investments and Jointly Owned Electric Utility Plant," and Note 4, "Nuclear Decommissioning," for more information on the Yankee companies.

       Nonutility Generators: PSNH has entered into various arrangements for the purchase of capacity and energy from NUGs. These arrangements have terms from 20 to 30 years, currently expiring in the years 1998 through 2023, and require PSNH to purchase the energy at specified prices or formula rates. For the 12 months ended December 31, 1995, approximately 13 percent of system electricity requirements was met by NUGs. PSNH's total cost of purchases under these arrangements amounted to $129.6 million in 1995, $130.0 million in 1994, and $133.4 million in 1993. These costs are eventually recovered through the company's rates. For additional information, see Note 1I, "Summary of Significant Accounting Policies-Recoverable Energy Costs."

       New Hampshire Electric Cooperative: PSNH entered into a buy-back agreement to purchase the capacity and energy of the New Hampshire Electric Cooperative, Inc.'s (NHEC) share of Seabrook 1 and to pay all of NHEC's Seabrook 1 costs for a ten-year period, which began July 1, 1990. The total cost of purchases under this agreement was $15.8 million in 1995, $14.6 million in 1994, and $14.4 million in 1993. A portion of these costs is collected currently through the FPPAC and the remaining costs are deferred for future collection in accordance with the Rate Agreement. In connection with the agreement, NHEC agreed to continue as a firm-requirements customer of PSNH for 15 years.

       Hydro-Quebec: Along with other New England utilities, PSNH, CL&P, WMECO, and HWP entered into agreements to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. PSNH is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M and capital costs of these facilities.

       The estimated annual costs of PSNH's significant long-term contractual arrangements are as follows:

                               1996      1997      1998      1999      2000
       --------------------------------------------------------------------
                                           (Millions of Dollars)

       Yankee Companies        $25.4     $25.8     $27.7     $27.6    $29.6
       Nonutility Generators   130.3     134.5     137.9     141.4    145.4
       NHEC ..........          14.6      22.5      29.5      29.7     14.6
       Hydro-Quebec ..          11.2      10.6      10.3      10.0      9.9

   F.  DEFERRED RECEIVABLE FROM AFFILIATED COMPANY
       At the time PSNH emerged from bankruptcy on May 16, 1991, in accordance with the phase-in under the Rate Agreement, it began accruing a deferred return on a portion of its Seabrook investment. From May 16, 1991 to the Acquisition Date, PSNH accrued a deferred return of $50.9 million. On the Acquisition Date, PSNH sold the $50.9 million deferred return to NAEC as part of the Seabrook-related assets.

       At the time PSNH transferred the deferred return to NAEC, it realized, for income tax purposes, a gain that is deferred under the consolidated income tax rules. This gain will be restored for income tax purposes when the deferred return of $50.9 million, and the associated income taxes of $32.9 million, are collected by NAEC through the Seabrook power contracts. When NAEC recovers the $32.9 million in years eight through ten of the Rate Agreement, it is obligated to make corresponding payments to PSNH.

       On the Acquisition Date, PSNH recorded the $32.9 million of income taxes associated with the deferred return as a deferred receivable from NAEC, with a corresponding entry to deferred revenue, on its Balance Sheet.
       In 1993, due to changes in tax rates, this amount was adjusted to $33.3 million.

11. DERIVATIVE FINANCIAL INSTRUMENTS

   The company utilizes derivative financial instruments to manage well-defined interest-rate risks. The company does not use them for trading purposes.

   PSNH has entered into an interest-rate cap contract with a financial institution in order to reduce a portion of the interest-rate risk associated with certain variable-rate tax-exempt pollution control revenue bonds, as well as a portion of the PSNH Variable-Rate Term Loan. During 1995, there was one outstanding contract held by PSNH, covering $75 million of its variable rate debt, which expired in January 1996. The contract entitled PSNH to receive from its counterparties the amount, if any, by which the interest payments on its variable-rate tax-exempt pollution control revenue bond exceeds the J. J. Kenny High Grade Index and the PSNH Variable-Rate Term Loan exceeds the three-month LIBOR rate. Due to its upcoming expiration, as of December 31, 1995, the total fair market value of this cap was $0.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

   Cash and nuclear decommissioning trusts: The carrying amounts approximate fair value.

   SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, requires investments in debt and equity securities to be presented at fair value and was adopted by PSNH on a prospective basis as of January 1, 1994. Unrealized gains and losses resulting from the adoption of SFAS 115 have not been material. There was no change in funding requirements of the trusts nor any impact on earnings as a result of the adoption of SFAS 115.

   Preferred stock and long-term debt: The fair value of PSNH's securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value.

   The carrying amounts of PSNH's financial instruments and the estimated fair values are as follows:

                                                    Carrying      Fair
   At December 31, 1995                              Amount       Value
   ------------------------------------------------------------------------
                                                  (Thousands of Dollars)

   Preferred stock subject to mandatory redemption  $125,000    $131,250

   Long-term debt - First Mortgage Bonds ....        342,500     352,517

   Other long-term debt .....................        516,485     532,190

   ------------------------------------------------------------------------
                                                   Carrying       Fair
   At December 31, 1994                             Amount        Value
   ------------------------------------------------------------------------
                                                   (Thousands of Dollars)

   Preferred stock subject to mandatory redemption  $125,000    $127,500

   Long-term debt - First Mortgage Bonds ....        342,500     342,931

   Other long-term debt .....................        657,485     641,673

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Public Service Company of New Hampshire as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



                                   /s/  Arthur Andersen LLP

                                   ARTHUR ANDERSEN LLP


Hartford, Connecticut
February 16, 1996


PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
----------------------------------------------------------------------


This section contains management's assessment of PSNH's (the company) financial condition and the principal factors having an impact on the results of operations. The company is a wholly owned subsidiary of Northeast Utilities
(NU). This discussion should be read in conjunction with the company's financial statements and footnotes.


FINANCIAL CONDITION

OVERVIEW

Net income was approximately $83 million in 1995, an increase of approximately $6 million, from approximately $77 million in 1994. The 1995 net income was higher primarily due to higher revenues from the sixth step of PSNH's Rate Agreement and higher base fuel recoveries, partially offset by higher capacity charges under the Seabrook Power Contract, higher purchased power, and higher income taxes.

Retail kilowatt-hour sales rose by only 0.4 percent in 1995 as a result of a flat economy in New England. With the New England economy not forecasted to grow substantially during 1996, sales levels are expected to remain flat.

PSNH acts as both a buyer and a seller of electricity in the highly competitive wholesale electricity market in the Northeast. Increased competition has made the renegotiation of expiring wholesale contracts, as well as the signing of new contracts, financially challenging.

During 1995, the Federal Energy Regulatory Commission issued a proposal for restructuring the electric-power industry which calls for open access to transmission facilities, a standard formula for calculating rates, and full recovery of stranded investments. The impact on PSNH of this proposal, which is expected to be finalized in 1996, is not known at this time.

During 1995, the Coalition of Northeastern Governors released its report addressing the restructuring of the electric-power industry and its resulting impact on customers and states. The report presented the future as one in which there would be some form of continued regulation for transmission and distribution with fully competitive generation.

In 1995, the New Hampshire Legislature created a committee to review the industry's structure and called for the New Hampshire Public Utilities Commission (NHPUC) to initiate a retail wheeling pilot program. Under the current NHPUC proposal, the program, which is expected to begin in 1996, will initially impact 3 percent of PSNH's peak retail electric load, but only allows for a 50-percent recovery of PSNH's potentially strandable costs. PSNH and the NHPUC Staff have entered into a joint recommendation that, if approved by the NHPUC, would govern PSNH's participation in the retail wheeling pilot program. Under this settlement, PSNH would provide competing electric suppliers access to 3 percent of its retail customers. PSNH would recover 100 percent of its potentially strandable costs via a delivery charge, but would provide a 10-percent incentive credit off its traditional rates to encourage customer participation in the two-year program.

PSNH is taking a proactive role in the electric-power industry's movement toward competition. PSNH has outlined a comprehensive approach to enhancing customer satisfaction and market efficiency while moving toward full competition in the electricity marketplace. The approach calls for several significant changes in electricity pricing, the ability to introduce new products and services, the method of rate-setting, and the operation of the New England Power Pool. The plan also calls for the phase-in of supplier choices through the use of pilot programs. Management believes that a fully competitive market for electricity should begin once all issues relating to the transition from traditional utility regulation have been thoroughly addressed.

In addition to the formulation of this approach and ongoing meetings with legislators, regulators, and others in the industry, PSNH is moving ahead in other areas, including revenue enhancement initiatives, and cost reductions, to better position itself for an increasingly competitive environment.

A comprehensive companywide effort, which started in 1994, to reengineer PSNH's business and operating processes continued throughout 1995. PSNH expects that this effort will have significant positive effects on operating costs and customer service. Many of the organizational changes in the operating and service functions announced in 1995 and early 1996 are consistent with the initial recommendations of the reengineering teams. While PSNH's reengineering efforts will be reduced in 1996, implementation costs relating to the previous reengineering efforts are expected to increase.

With retail electric revenues accounting for approximately 80 percent of its 1995 revenues, PSNH has continued to develop a number of initiatives to retain and serve its existing customers and to expand its retail customer base. The most visible result of these efforts is the expansion of the Retail Marketing organization. Retail Marketing's mission is to better understand the needs and concerns of PSNH's retail customer and to develop innovative approaches to addressing these issues. These initiatives include providing discounts to certain customers for signing economic development and competitive generation-based contracts, offering demand-side-management services, and providing additional products and services.

WORKFORCE REDUCTIONS

In January 1996, NU completed its nuclear workforce reduction plan. Approximately 220 positions were eliminated through a combination of early retirements, attrition and layoffs. The total pretax cost of the workforce reduction, to the NU system, which was recognized in 1995, was approximately $9 million.

RATE MATTERS

PSNH follows accounting principles in accordance with Statement of Financial Accounting Standards (SFAS) 71, "Accounting for the Effects of Certain Types of Regulation" that allows the economic effects of rate regulation to be reflected. Under these principles, regulators may permit incurred costs for certain events or transactions, which would be treated as expenses by nonregulated enterprises, to be deferred as regulatory assets and recovered in revenues at a later date.

The creation of these regulatory assets has kept down electric rates in past years, at the expense of having higher rates in the future. At December 31, 1995, PSNH's regulatory assets totaled approximately $430 million. The largest regulatory assets are related to the future recovery of energy cots, approximately $220 million, and income taxes, approximately $193 million. The substantial costs of amortizing these regulatory assets would hinder PSNH from competing effectively in an openly competitive electric market if customers are not required to pay such costs. Given the increasingly competitive nature of the industry and increased activity in the regulatory environment, PSNH has made the recovery of regulatory assets one of its central financial strategies, while balancing the customer's pricing needs with NU's shareholder's earnings requirements. Under its existing rate agreement, PSNH is allowed to recover a significant portion of its regulatory assets during the next five years. However, maintaining the present recovery level is dependent upon the outcome of negotiations between PSNH and the NHPUC when its current rate agreement expires.

As the expiration of PSNH's current rate agreement approaches, negotiations will be held between PSNH and the NHPUC to determine whether, or to what extent, rates should be adjusted going forward. PSNH's strategy during these negotiations will be to maintain stable rates, applying any available earnings that may result to reduce the balance of its regulatory assets. Management is unable to predict the ultimate outcome of these negotiations, which will be subject to NHPUC approval.

In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 121, which was effective January 1, 1996, requires assets, including regulatory assets, that are no longer probable of recovery through future revenues be charged to earnings.

If future competition or regulatory actions cause any portion of its operations to no longer be subject to SFAS 71, PSNH would be required to determine the fair value of the related regulatory assets and liabilities and record any necessary write-downs. Additionally, if events create uncertainty about the recoverability of any of PSNH'S remaining long-lived assets, a similar analysis would be required for those assets in accordance with SFAS 121. Under its current regulatory environment, PSNH believes that its use of SFAS 71 remains appropriate and that the adoption of SFAS 121 will not have a material impact on its financial position or results of operations.

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

NU's management plans to continue its extensive efforts already underway to address these concerns. Concurrent with the NRC's action, NU provided the NRC with the results of a comprehensive self-assessment review of the employee concern program at Millstone. Additionally, in January 1996, NU announced a reorganization of its nuclear operations which included the creation of a new office of Nuclear Safety and Oversight.

Operations at Millstone 3 have not been restricted by its placement on the "watch list". NU's management expects that the increased NRC attention will inevitably have effects and costs that are not known at this time.

The Seabrook plant operated at 83.2 percent of capacity for the year ended December 31, 1995, compared with 61.6 percent in 1994 and a 1995 national average of 77.6 percent. The higher 1995 capacity factor was primarily the result of unplanned and extended outages in 1994 compared to only a 37.5-day planned refueling and maintenance outage in 1995, the unit's shortest to date.

ENVIRONMENTAL MATTERS

NU devotes substantial resources to identify and comply with the multitude of environmental requirements it faces. NU has active auditing programs addressing a variety of regulatory requirements, including an environmental auditing program to detect and remedy noncompliance with environmental laws or regulations.

PSNH is potentially liable for environmental cleanup costs at a number of sites both inside and outside its service territory. To date, the future estimated environmental remediation liability has not been material with respect to the earnings or financial position of PSNH. At December 31, 1995, the company had recorded an environmental reserve amounting to approximately $5 million, as required under SFAS 5, ``ccounting for Contingencies.'' These costs could be significantly higher if alternative remedies become necessary.

NUCLEAR DECOMMISSIONING

PSNH's estimated cost to decommission its 2.85 percent share of Millstone 3 and NAEC's 35.98 percent share of Seabrook 1 is approximately $13 million and $153 million, respectively, in year-end 1995 dollars. These costs are being recognized over the lives of the respective units and a portion is being recovered through rates. Under the terms of the Rate Agreement, the company is obligated to pay NAEC's share of Seabrook's decommissioning costs, even if the unit is shut down prior to the expiration of its operating license.

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

See the "Notes to Financial Statements," Note 4, for further information on nuclear decommissioning, including PSNH's share of costs to decommission the regional nuclear generating units .

LIQUIDITY AND CAPITAL RESOURCES

Cash provided from operations increased approximately $58 million in 1995, from 1994, primarily due to the 1994 payments to the NUGs. Cash used for financing activities increased approximately $97 million in 1995, from 1994, primarily due to the repayment of the Term Loan and the payment of its first common stock dividends in 1995. Cash used for investments decreased approximately $44 million in 1995, from 1994, primarily due to an increase in short-term loans to other NU system companies under the NU system Money Pool.

The company has a more leveraged capital structure than most other investor-owned public utilities and is required to make substantial interest payments. The company's indebtedness under the Revolving Credit Facility, and some of the company's pollution control revenue bonds bear interest at floating rates to be set periodically, causing the company to be sensitive to fluctuating interest rates.

PSNH has entered into an interest-rate-cap contract to reduce a portion of its interest-rate risk.

In October 1995, Moody's Investors Service lowered its rating for PSNH and NAEC securities, bringing the rating for PSNH's First Mortgage Bonds below investment grade. Standard & Poor's had previously downgraded PSNH to below investment grade. NAEC securities had not been previously rated at investment grade. These downgrades could adversely affect the future availability and cost of funds for these companies.

PSNH may be required to issue a significant amount of new debt in 1996, since it must fund the maturity of its $172.5 million first mortgage bond issue at the same time that it may need to finance more than $100 million for payments to its wood-fired NUG's.

See the "Notes to Financial Statements," Note 7, for further information on derivative financial instruments and Notes 6, 7, and 10A, for information on construction and long-term debt funding requirements.


RESULTS OF OPERATIONS

OPERATING REVENUES

The components of the change in operating revenues for the past two years are provided in the table below.


                                   Change In Operating Revenues

                                           Increase/(Decrease)
                            1995 vs. 1994   1994 vs. 1993
----------------------------------------------------------------------
                                        (Millions of Dollars)

Regulatory decisions             $20             $20
Fuel,  purchased power
  and FPPAC cost recoveries       49              32
Sales volume                     (11)              6
                                 ---             ---
Total revenue change             $58             $58
                                 ===             ===

Revenues related to regulatory decisions increased, primarily due to the effects of the June 1995 and 1994 retail-rate increases. Fuel, purchased-power and FPPAC cost recoveries increased primarily due to higher fuel and purchased-power costs. Sales volume decreased as a result of price discounts, milder weather, and lower wholesale sales.

Operating revenues increased approximately $58 million in 1994, from 1993. Revenues related to regulatory decisions increased primarily, due to the effects of the June 1994 and 1993 retail-rate increases. Fuel, purchased-power and FPPAC cost recoveries increased, primarily due to higher fuel and purchased-power costs. Sales volume increased as a result of higher retail sales from an improved economy and colder winter weather. Retail sales increased 2.0 percent in 1994 from 1993 sales levels.

FUEL, PURCHASED AND NET INTERCHANGE POWER

Fuel, purchased and net interchange power expense increased approximately $34 million in 1995, from 1994, primarily due to the timing in the recognition of fuel expenses under the FPPAC.

Fuel, purchased and net interchange power increased approximately $15 million in 1994, from 1993, primarily due to an increase in purchased power.

OTHER OPERATION AND MAINTENANCE EXPENSES

Other operation and maintenance expenses increased by approximately $9 million in 1995, from 1994, primarily due to higher capacity charges under the Seabrook Power Contracts due to the 1995 refueling and maintenance outage at the Seabrook nuclear plant in 1995.

Other operation and maintenance expenses increased by approximately $10 million in 1994, from 1993, primarily due to maintenance work during the two outages at the Seabrook nuclear plant in 1994 and higher storm-related expenses in 1994, partially offset by lower 1994 payroll and benefit costs and the cost of an employee-reduction program in 1993.

See the "Notes to Financial Statements," Note 2, for further information on the Seabrook Power Contracts.

DEPRECIATION EXPENSES

Depreciation expenses increased by $6 million in 1995, from 1994, primarily due to the additional depreciation allowed from the savings from burning gas at Newington Station and an increase in plant additions.

The change in depreciation expense in 1994, from 1993, was not significant. AMORTIZATION OF REGULATORY ASSETS, NET

Although the change in 1995, from 1994, was not significant, amortization of regulatory assets net, decreased approximately $12 million in 1994, from 1993, primarily due to the higher amortization in 1994 of the regulatory liability recognized under a global settlement approved at the end of 1993. Approximately $128 million of pre-acquisition losses are being amortized over six years as a credit to amortization expense. 1994 included a full year of amortization as compared to only eight months of amortization in 1993.

FEDERAL AND STATE INCOME TAXES

Federal and state income taxes increased approximately $2 million in 1995, from 1994, primarily due to higher taxable income.

Federal and state income taxes increased approximately $18 million in 1994, from 1993, primarily due to higher taxable income.


PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

SELECTED FINANCIAL DATA
======================================================================================

                             Jan. 1, 1995   Jan. 1, 1994   Jan. 1, 1993   June 5, 1992(a)
                                to             to             to             to
For the Periods             Dec. 31, 1995  Dec. 31, 1994  Dec. 31, 1993  Dec. 31, 1992
---------------------------------------------------------------------------------------
                                              (Thousands of Dollars)
Operating Revenues...       $   979,590    $   922,039    $   864,415    $   492,559

Operating Income.....           155,520        152,086        124,710         61,206

Net Income (Loss)....            83,255         77,444         52,237         29,398


At                          Dec. 31, 1995  Dec. 31, 1994  Dec. 31, 1993  Dec. 31, 1992
--------------------------------------------------------------------------------------

Total Assets.........        $2,909,636     $2,845,967     $2,774,511     $2,793,768

Long-Term Debt (c)...           858,985        999,985      1,093,985      1,187,985

Liabilities Subject to
  Settlement(c)......              -              -              -              -

Preferred Stock Subject to
  Mandatory Redemption(c)       125,000        125,000        125,000        125,000

Preferred Stock Not Subject to
  Mandatory Redemption             -              -              -              -

Obligations Under Seabrook
  Power Contract and Other
  Capital Lease(c)...           915,288        887,967        856,559        787,826


(a)  PSNH was acquired by NU on June 5, 1992.
(b)  PSNH was reorganized on May 16, 1991.
(c)  Includes portions due within one year.


SELECTED FINANCIAL DATA

-------------------------------------------------------
    Jan. 1, 1992    May  16, 1991(b)    January 1, 1991
         to              to                   to
    June 4, 1992    Dec. 31, 1991         May 15, 1991
-------------------------------------------------------
                (Thousands of Dollars)

   $  381,769      $  539,827          $  246,281

       34,250          82,755              21,616

       12,778          52,694            (100,791)


    June 4, 1992    Dec. 31, 1991       May 15, 1991**
-------------------------------------------------------
              (Thousands of Dollars)

   $2,693,414      $2,636,525          $2,502,237

    1,488,985       1,515,985                -

         -               -              1,901,803

      125,000         125,000                -

         -               -                   -

         -               -                   -



PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

STATISTICS
------------------------------------------------------------------------------
        Gross Electric                Average
        Utility Plant                 Annual
         December 31,                 Use Per        Electric
        (Thousands of   kWh Sales     Residential    Customers     Employees
         Dollars)(a)    (Millions)   Customer (kWh)  (Average)   (December 31)
------------------------------------------------------------------------------

1995     $2,716,060      11,001        6,576          406,077        1,325
1994      2,737,628      11,008        6,768          400,775        1,374
1993      2,760,228      11,146        6,817          397,277        1,426
1992(b)   2,763,075      12,294        6,874          394,046        1,680
1991      2,647,866      11,377        7,184          390,793        2,639


STATEMENTS OF QUARTERLY FINANCIAL DATA (Unaudited)
-----------------------------------------------------------------------------

                                           Quarter Ended    (c)
                            -------------------------------------------------

1995                         March 31     June 30   September 30  December 31
-----------------------------------------------------------------------------


Operating Revenues.......... $252,337     $232,849    $249,626     $244,778
                             ========     ========    ========     ========

Operating Income............ $ 41,858     $ 31,480    $ 40,333     $ 41,849
                             =========   =========   =========    =========

Net Income (Loss)........... $ 21,823     $ 13,892    $ 23,195     $ 24,345
                             =========   =========   =========    =========

1994
---------------------------------------------------------------------------

Operating Revenues.......... $249,279     $210,875    $227,976     $233,909
                             ========     ========    ========     ========

Operating Income............ $ 43,441     $ 32,388    $ 38,713     $ 37,544
                            =========    =========   =========    =========

Net Income.................. $ 24,278     $ 14,001    $ 19,262     $ 19,903
                            =========    =========   =========    =========

---------------------------------------------------------------------------

(a) Includes reclassification of the unamortized acquisition costs to gross utility plant.
(b)  PSNH was acquired by NU on June 5, 1992.
(c) Reclassifications of quarterly data have been made to conform with the current presentation.