Form 10-K, Exhibit 13
period 1995-12-31
NORTHEAST UTILITIES; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1996-03-14
CIK 72741, 23426, 106170, 315256, 880416

EXHIBIT 13.5

                               1995 Annual Report

                       North Atlantic Energy Corporation

                                     Index


Contents                                                        Page
--------                                                        ----


Balance Sheets..............................................      2-3

Statements of Income........................................       4

Statements of Cash Flows....................................       5

Statements of Common Stockholder's Equity...................       6

Notes to Financial Statements...............................       7

Report of Independent Public Accountants....................      16

Management's Discussion and Analysis of Financial
  Condition and Results of Operations.......................      17

Selected Financial Data.....................................      21

Statistics..................................................      21

Statements of Quarterly Financial Data......................      21

Bondholder Information......................................  Back Cover


NORTH ATLANTIC ENERGY CORPORATION

BALANCE SHEETS

----------------------------------------------------------------------------------
At December 31,                                                 1995        1994
----------------------------------------------------------------------------------
                                                            (Thousands of Dollars)
ASSETS
------
Utility Plant, at original cost:
  Electric................................................  $  771,794   $769,379

     Less: Accumulated provision for depreciation.........      99,772     75,176
                                                            -----------  ---------
                                                               672,022    694,203
  Construction work in progress...........................       7,616      3,704
  Nuclear fuel, net.......................................      27,482     19,797
                                                            -----------  ---------
      Total net utility plant.............................     707,120    717,704
                                                            -----------  ---------

Other Property and Investments:
  Nuclear decommissioning trusts, at market...............      15,312     10,342
  Other, at cost..........................................         222        222
                                                            -----------  ---------
                                                                15,534     10,564
                                                            -----------  ---------
Current Assets:
  Cash....................................................       8,384      8,166
  Notes receivable from affiliated companies..............       2,500     28,750
  Receivables from affiliated companies...................      18,692     13,983
  Materials and supplies, at average cost.................      12,269     10,036
  Prepayments and other...................................       4,157      2,149
                                                            -----------  ---------
                                                                46,002     63,084
                                                            -----------  ---------
Deferred Charges:

  Regulatory assets (Note 1G)<F1G>........................     239,896    166,598
  Unamortized debt expense................................       5,619      4,834
  Other...................................................         478        795
                                                            -----------  ---------
                                                               245,993    172,227
                                                            -----------  ---------




      Total Assets........................................  $1,014,649   $963,579
                                                            ===========  =========



The accompanying notes are an integral part of these financial statements.



NORTH ATLANTIC ENERGY CORPORATION

BALANCE SHEETS

-----------------------------------------------------------------------------------
At December 31,                                                  1995        1994
-----------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:

  Common stock--$1 par value--authorized
   and outstanding 1,000 shares in 1995 and 1994...........  $        1   $      1
  Capital surplus, paid in.................................     160,999    160,999
  Retained earnings........................................      59,677     59,236
                                                             -----------  ---------
           Total common stockholder's equity...............     220,677    220,236
  Long-term debt...........................................     540,000    540,000
                                                             -----------  ---------
           Total capitalization............................     760,677    760,236
                                                             -----------  ---------
Current Liabilities:
  Notes payable to affiliated company......................       8,000       -
  Long-term debt--current portion..........................      20,000     20,000
  Accounts payable.........................................       6,135      4,073
  Accounts payable to affiliated companies.................         143         38
  Accrued interest.........................................       3,452     18,288
  Accrued taxes............................................       1,346      1,439
  Other....................................................         270      1,174
                                                             -----------  ---------
                                                                 39,346     45,012
                                                             -----------  ---------
Deferred Credits:
  Accumulated deferred income taxes (Note 1I)<F1I>.........     179,135    120,250
  Deferred obligation to affiliated company................      33,284     33,284
  Other....................................................       2,207      4,797
                                                             -----------  ---------
                                                                214,626    158,331
                                                             -----------  ---------







Commitments and Contingencies (Note 7)<F7>

           Total Capitalization and Liabilities............  $1,014,649   $963,579
                                                             ===========  =========



The accompanying notes are an integral part of these financial statements.




NORTH ATLANTIC ENERGY CORPORATION

STATEMENTS OF INCOME

--------------------------------------------------------------------------------
For the Years Ended December 31,                   1995       1994       1993
--------------------------------------------------------------------------------
                                                    (Thousands of Dollars)

Operating Revenues............................. $ 157,183  $ 145,751  $ 125,408
                                                ---------- ---------- ----------
Operating Expenses:
  Operation --
     Fuel......................................    12,030      7,144      7,067
     Other.....................................    36,737     37,929     35,656
  Maintenance..................................    12,442     14,951      7,858
  Depreciation.................................    23,406     22,959     22,642
  Federal and state income taxes (Note 5)<F5>..    10,187      8,027      5,673
  Taxes other than income taxes................    10,987     11,791     12,794
                                                ---------- ---------- ----------
        Total operating expenses...............   105,789    102,801     91,690
                                                ---------- ---------- ----------
Operating Income...............................    51,394     42,950     33,718
                                                ---------- ---------- ----------

Other Income:
  Deferred Seabrook return--other
    funds (Note 1H)<F1H>.......................     9,405     12,951     13,397
  Other, net...................................     1,556      1,272      1,891
  Income taxes--credit.........................     2,776      3,970      1,653
                                                ---------- ---------- ----------
        Other income, net......................    13,737     18,193     16,941
                                                ---------- ---------- ----------
        Income before interest charges.........    65,131     61,143     50,659
                                                ---------- ---------- ----------

Interest Charges:
  Interest on long-term debt...................    62,721     64,022     64,022
  Other interest...............................      (519)      (280)        45
  Deferred Seabrook return--borrowed funds
    funds (Note 1H)<F1H>.......................   (21,512)   (33,134)   (39,406)
                                                ---------- ---------- ----------
        Interest charges, net..................    40,690     30,608     24,661
                                                ---------- ---------- ----------

Net Income..................................... $  24,441  $  30,535  $  25,998
                                                ========== ========== ==========



The accompanying notes are an integral part of these financial statements.


NORTH ATLANTIC ENERGY CORPORATION
STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                   1995        1994        1993
--------------------------------------------------------------------------------------------------
                                                                      (Thousands of Dollars)
Operating Activities:
  Net Income.................................................. $   24,441  $   30,535  $   25,998
  Adjustments to reconcile to net cash
   from operating activities:
    Depreciation..............................................     23,406      22,959      22,642
    Deferred income taxes and investment tax credits, net.....     46,114      34,449      37,121
    Deferred return - Seabrook................................    (30,917)    (46,085)    (52,803)
    Other sources of cash.....................................     12,140       6,803       9,050
    Other uses of cash........................................    (35,261)     (2,842)     (1,028)
  Changes in working capital:
    Receivables...............................................     (4,709)      9,998        (790)
    Materials and supplies....................................     (2,233)     (2,683)     (1,990)
    Accounts payable..........................................      2,167      (2,277)      5,026
    Accrued taxes.............................................        (93)      1,312         126
    Other working capital (excludes cash).....................    (17,748)      2,363         822
                                                               ----------- ----------- -----------
Net cash flows from operating activities......................     17,307      54,532      44,174
                                                               ----------- ----------- -----------

Financing Activities:
  Issuance of long-term debt..................................    225,000        -           -
  Net increase (decrease) in short-term debt..................      8,000        -        (18,500)
  Reacquisitions and retirements of long-term debt............   (225,000)       -           -
  Cash dividends on common stock..............................    (24,000)    (10,000)       -
                                                               ----------- ----------- -----------
Net cash flows used for financing activities..................    (16,000)    (10,000)    (18,500)
                                                               ----------- ----------- -----------

Investment Activities:
  Investment in plant:
    Electric utility plant....................................     (6,906)    (11,256)     (6,707)
    Nuclear fuel..............................................    (16,609)     (1,227)    (13,983)
                                                               ----------- ----------- -----------
  Net cash flows used for investments in plant................    (23,515)    (12,483)    (20,690)
  NU System Money Pool........................................     26,250     (28,750)       -
  Other investment activities, net............................     (3,824)     (3,537)     (2,844)
                                                               ----------- ----------- -----------
Net cash flows used for investments...........................     (1,089)    (44,770)    (23,534)
                                                               ----------- ----------- -----------
Net Increase (Decrease) In Cash For The Period................        218        (238)      2,140
Cash - beginning of period....................................      8,166       8,404       6,264
                                                               ----------- ----------- -----------
Cash - end of period.......................................... $    8,384  $    8,166  $    8,404
                                                               =========== =========== ===========

Supplemental Cash Flow Information:
Cash paid (received) during the year for:
  Interest, net of amounts capitalized........................ $   73,923  $   64,056  $   63,393
                                                               =========== =========== ===========
  Income taxes................................................ $  (36,679) $  (34,988) $  (32,350)
                                                               =========== =========== ===========



TThe accompanying notes are an integral part of these financial statements.





NORTH ATLANTIC ENERGY CORPORATION

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

-----------------------------------------------------------------------------------
                                                     Capital    Retained
                                           Common    Surplus,   Earnings
                                           Stock     Paid In      (a)      Total
-----------------------------------------------------------------------------------
                                                   (Thousands of Dollars)

Balance at January 1, 1993 ............. $       1  $ 160,999  $ 12,703  $ 173,703

    Net income for 1993.................                         25,998     25,998
                                         ---------- ---------- --------- ----------

Balance at December 31, 1993............         1    160,999    38,701    199,701

    Net income for 1994.................                         30,535     30,535
    Cash dividends on common stock......                        (10,000)   (10,000)
                                         ---------- ---------- --------- ----------

Balance at December 31, 1994............         1    160,999    59,236    220,236

    Net income for 1995.................                         24,441     24,441
    Cash dividends on common stock......                        (24,000)   (24,000)
                                         ---------- ---------- --------- ----------

Balance at December 31, 1995............ $       1  $ 160,999  $ 59,677  $ 220,677
                                         ========== ========== ========= ==========









(a) The company had dividend restrictions imposed by its long-term debt agreement and was effectively prohibited by the agreement from the distribution of any dividends through May 1993. After that time, all retained earnings are available plus an allowance of $10 million.


The accompanying notes are an integral part of these financial statements.






North Atlantic Energy Corporation
NOTES TO FINANCIAL STATEMENTS
----------------------------------------------------------------------


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   A.  PRESENTATION
       North Atlantic Energy Corporation (NAEC or the company), The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire
       (PSNH), Western Massachusetts Electric Company (WMECO), and Holyoke Water Power Company (HWP), are the operating subsidiaries comprising the Northeast Utilities system (the system) and are wholly-owned by Northeast Utilities (NU).

       The system furnishes retail electric service in Connecticut, New Hampshire, and western Massachusetts through CL&P, PSNH, WMECO, and HWP.
        NAEC sells all of its capacity to PSNH. In addition to its retail service, the system furnishes firm and other wholesale electric services to various municipalities and other utilities. The system serves about 30 percent of New England's electric needs and is one of the 20 largest electric utility systems in the country as measured by revenues.

       Other wholly owned subsidiaries of NU provide substantial support services to the system. Northeast Utilities Service Company (NUSCO) supplies centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing, and other services to the system companies. North Atlantic Energy Service Corporation acts as agent for NAEC and CL&P in operating the Seabrook nuclear generating facility. Northeast Nuclear Energy Company (NNECO) acts as agent for CL&P, PSNH, and WMECO in operating the Millstone nuclear generating facilities.

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

   B.  FUTURE ACCOUNTING STANDARD
       The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of in March 1995. SFAS 121 became effective January 1, 1996, and establishes accounting standards for evaluating and recording asset impairment.
       SFAS 121 requires the evaluation of long-lived assets for impairment when certain events occur or conditions exist that indicate the carrying amounts of assets may not be recoverable. Refer to Note 1G, "Regulatory Accounting" for further information on the regulatory impacts of the company's adoption of SFAS 121.

   C.  JOINTLY OWNED ELECTRIC UTILITY PLANT
       NAEC has a 35.98 percent joint-ownership interest in Seabrook 1, a 1,148-megawatt (MW) nuclear generating unit, including the 0.4 percent ownership interest in Seabrook 1 which NAEC acquired from Vermont Electric Generation and Transmission Cooperative in February 1994. NAEC sells all of its share of the power generated by Seabrook 1 to PSNH. As of December 31, 1995 and 1994, plant-in-service included approximately $715.7 million and $714.2 million, respectively, and the accumulated provision for depreciation included approximately $82.2 million and $63.1 million, respectively, for NAEC's share of Seabrook 1. NAEC's share of Seabrook 1 expenses is included in the operating expenses on the accompanying Statements of Income.

   D.  DEPRECIATION
       The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the Federal Energy Regulatory Commission (FERC). Except for major facilities, depreciation factors are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.3 percent in 1995 and 1994, and
       3.2 percent in 1993. See Note 2, "Nuclear Decommissioning," for additional information on nuclear plant decommissioning.

   E.  PUBLIC UTILITY REGULATION
       NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act), and it and its subsidiaries, including the company, are subject to the provisions of the 1935 Act. Arrangements among the system companies, outside agencies, and other utilities covering interconnections, interchange of electric power, and sales of utility property are subject to regulation by the FERC and/or the SEC. The company is subject to further regulation for rates, accounting, and other matters by the FERC and the New Hampshire Public Utilities Commission (NHPUC).

   F.  SEABROOK POWER CONTRACTS
       PSNH and NAEC have entered into two power contracts that obligate PSNH to purchase NAEC's 35.98 percent ownership of the capacity and output of Seabrook 1 for the term of Seabrook 1's Nuclear Regulatory Commission
       (NRC) operating license. Under these contracts, PSNH is obligated to pay NAEC's cost of service during this period, regardless if Seabrook 1 is operating. NAEC's cost of service includes all of its Seabrook-related costs, including operation and maintenance expense, fuel expense, income and property tax expense, depreciation expense, certain overhead and other costs, and a return on its allowed investment.

       The Seabrook power contracts established the value of the initial investment in Seabrook (initial investment) at $700-million. As of December 31, 1995, the portion of the initial investment on which NAEC is entitled to earn a cash return was 85 percent. The initial investment will be fully phased into NAEC's rate base as of May 1, 1996. From June 5, 1992 (the date NU acquired PSNH and NAEC acquired Seabrook 1 from PSNH - the Acquisition Date) through December 31, 1995, NAEC recorded $162.4 million of deferred return on the excluded portion of its investment in Seabrook 1. The deferred return on the excluded portion of NAEC's investment in Seabrook 1 will be recovered from PSNH with carrying charges beginning December 1, 1997, and will be fully recovered by May 2001. NAEC is depreciating its initial investment over the term of Seabrook 1's operating license (39 years), and any subsequent plant additions are depreciated on a straight-line basis over the remaining term of the Seabrook power contracts at the time the subsequent additions are placed in service.

       If Seabrook 1 is shut down prior to the expiration of the NRC operating license, PSNH will be unconditionally required to pay NAEC termination costs for 39 years, less the period during which Seabrook 1 has operated. These termination costs will reimburse NAEC for its share of Seabrook 1 shut-down and decommissioning costs, and will pay NAEC a return of and on any undepreciated balance of its initial investment over the remaining term of the Seabrook power contracts, and the return of and on any capital additions to the plant made after the Acquisition Date over a period of five years after shut down (net of any tax benefits to NAEC attributable to the cancellation).

   G.  REGULATORY ACCOUNTING
       The accounting policies of the company and the accompanying financial statements conform to generally accepted accounting principles applicable to rate-regulated enterprises and reflect the effects of the ratemaking process in accordance with SFAS 71, Accounting for the Effects of Certain Types of Regulation. Assuming a cost-of-service based regulatory structure, regulators may permit incurred costs, normally treated as expenses, to be deferred and recovered in future revenues. Through their actions, regulators may also reduce or eliminate the value of an asset, or create a liability. If any portion of the company's operations were no longer subject to the provisions of SFAS 71, as a result of a change in the cost-of-service based regulatory structure or the effects of competition, the company would be required to write off related regulatory assets and liabilities. The company would also be required to determine any impairment to other assets, and write down these assets to fair value. Based on current regulation and recent regulatory decisions and initiatives relating to competition in the company's markets, the company believes that its use of regulatory accounting remains appropriate.

       SFAS 121 requires that any assets, including regulatory assets, which are no longer probable of recovery through future revenues be revalued based on estimated future cash flows. If the revaluation is less than the book value of the asset, an impairment loss would be charged to earnings. As noted above, based on the current regulatory environment, it is not expected that SFAS 121 will have a material impact on the company's financial position or results of operations upon adoption. This conclusion may change in the future as competitive factors influence wholesale and retail pricing in the electric utility industry, or if the cost-of-service based regulatory structure were to change.
       For further information on the company's regulatory environment, refer to Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

       The components of regulatory assets are as follows:

       At December 31,                                   1995        1994
       -------------------------------------------------------------------
                                                     (Thousands of Dollars)

       Deferred costs-Seabrook 1 (Note 1H) ..         $162,430    $131,513
       Income taxes, net (Note 1I) ..........           43,231      30,461
       Recoverable energy costs (Note 1J) ...            2,349       4,624
       Unamortized loss on reacquired debt (Note 1K)    31,886        -
                                                     ---------   ---------
                                                      $239,896    $166,598
                                                      ========    ========

   H.  DEFERRED COST - SEABROOK 1
       As prescribed by the Rate Agreement, NAEC is phasing into rates the recoverable portions of its investment in Seabrook 1 and is deferring certain costs for future collection. This plan is in compliance with SFAS 92, Regulated Enterprises - Accounting for Phase-In Plans. See
       Note 1F for terms of Seabrook 1's phase-in.

   I.  INCOME TAXES
       The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of income subject to tax) is accounted for in accordance with the ratemaking treatment of the FERC. The adoption of SFAS 109, Accounting for Income Taxes, in 1993 increased the company's net deferred tax obligation. As it is probable that the increase in deferred tax liabilities will be recovered through the Seabrook power contracts, NAEC established a regulatory asset.

       The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, which give rise to the accumulated deferred tax obligation is as follows:

       At December 31,                              1995         1994
       -----------------------------------------------------------------
                                                 (Thousands of Dollars)

       Accelerated depreciation and other
        plant-related differences                $156,448    $  93,486
       Regulatory assets - income tax gross up     15,131        7,223
       Other .................................      7,556       19,541
                                               ----------    ---------
                                                 $179,135     $120,250
                                                 ========     ========

   J.  RECOVERABLE ENERGY COSTS
       Under the Energy Policy Act of 1992 (Energy Act), NAEC is assessed for its proportionate shares of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (D&D assessment). The Energy Act requires that regulators treat D&D assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates, like any other fuel cost.
        NAEC is currently recovering these costs through rates. As of December 31, 1995, the company's total D&D deferral was approximately $2.3 million.

   K.  UNAMORTIZED LOSS ON REACQUIRED DEBT
       In December 1995, NAEC called its $205 million principal amount, 15.23 percent notes due in 2000, and replaced the issue with funding from the proceeds of a $225 million, five-year term, variable-rate facility. As a result of this refinancing, redemption premiums of approximately $32 million were incurred. These redemption premiums have been deferred as a regulatory asset, and are being amortized over the five-year term of the new variable-rate facility, until 2000. For further information on the NAEC refinancing, refer to Note 4, "Long-Term Debt."

   L.  DERIVATIVE FINANCIAL INSTRUMENTS
       The company utilizes interest-rate swaps to manage a well-defined interest-rate risk. Amounts receivable or payable under interest-rate swap agreements are accrued and offset against interest expense. Any material unrealized gains or losses on interest-rate swaps will be deferred until realized. For further information on derivatives, see
       Note 8, "Derivative Financial Instruments."

2. NUCLEAR DECOMMISSIONING

   The Seabrook 1 nuclear power plant has a service life that is expected to end in 2026. Upon retirement, this unit must be decommissioned. A 1994 Seabrook decommissioning study confirmed that complete and immediate dismantlement at retirement is the most viable and economic method of decommissioning Seabrook 1. Decommissioning studies are reviewed and updated periodically to reflect changes in decommissioning requirements, costs, technology, and inflation.

   NAEC's 35.98 percent ownership of the estimated costs of decommissioning Seabrook 1, in year-end 1995 dollars, is $152.5 million. This estimated cost assumes escalated collections and after-tax earnings on the Seabrook decommissioning funds of 6.1 percent. Seabrook 1 decommissioning costs will be increased annually by an escalation rate. Nuclear decommissioning costs are accrued over the expected service life of the unit and are included in depreciation expense on the Statements of Income. Nuclear decommissioning costs amounted to $3.0 million in 1995, $2.7 million in 1994, and $2.6 million in 1993. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation on the Balance Sheets. At December 31, 1995, the balance in the accumulated reserve for decommissioning amounted to $15.3 million. See "Nuclear Decommissioning" in the MD&A for a discussion of changes being considered by the FASB related to accounting for decommissioning costs.

   Under the terms of the Rate Agreement, PSNH is obligated to pay NAEC's share of Seabrook 1's decommissioning costs, even if the unit is shut down prior to the expiration of its operating license. NAEC's portion of the cost of decommissioning Seabrook 1 is paid to an independent decommissioning financing fund managed by the state of New Hampshire.

   As of December 31, 1995, NAEC (including pre-Acquisition Date payments made by PSNH) had paid approximately $13.1 million into Seabrook 1's decommissioning financing fund. Earnings on the decommissioning financing fund increase the decommissioning financing fund balance and the accumulated reserve for decommissioning. Unrealized gains and losses associated with the decommissioning financing fund also impact the balance of the fund and the accumulated reserve for decommissioning.

   Changes in fund requirements or technology, the timing of funding or dismantling, or adoption of a decommissioning method other than immediate dismantlement would change decommissioning cost estimates and the amounts required to be recovered. PSNH attempts to recover sufficient amounts through its allowed rates to cover NAEC's expected decommissioning costs. Only the portion of currently estimated total decommissioning cost that has been accepted by the NHPUC and the FERC is reflected in PSNH's rates. Based on present estimates and assuming Seabrook 1 operates to the end of its licensing period, NAEC expects that the decommissioning financing fund will be substantially funded when Seabrook 1 is retired from service.

3. SHORT-TERM DEBT

   NAEC is a limited participant in the Northeast Utilities System Money Pool
   (Pool). As a limited participant, NAEC is limited to borrowing funds provided by NU parent. The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Borrowings based on loans from NU parent bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 1995, NAEC had $8.0 million of borrowings outstanding from the Pool. At December 31, 1994, NAEC had no outstanding borrowings from the Pool. The interest rate on borrowings from the Pool at December 31, 1995 was 4.7 percent.

   Maturities of NAEC's short-term debt obligations were for periods of three months or less.

   The amount of short-term borrowings that may be incurred by NAEC is subject to periodic approval by the SEC under the 1935 Act. Under the SEC restrictions, NAEC was authorized, as of January 1, 1995, to incur short-term borrowings up to a maximum of $50 million.

4. LONG-TERM DEBT

   Details of long-term debt outstanding are:
                                                   December 31,
                                                   ------------
                                                 1995        1994
   ----------------------------------------------------------------
                                             (Thousands of Dollars)
   First Mortgage Bonds:
    9.05% Series A, due 2002 ...........      $335,000    $355,000
   Notes:
    15.23% due 2000 ....................          -        205,000
   Variable rate, due 2000 .............       225,000        -
   Less:  Amounts due within one year ..        20,000      20,000
                                             ---------    --------
             Long-term debt, net .......      $540,000    $540,000
                                              ========    ========

   Long-term debt maturities and cash sinking-fund requirements on debt outstanding at December 31, 1995 for the years 1996 through 2000 are $20 million annually for 1996-1998, $70 million in 1999, and $295 million in 2000.

   On December 11, 1995, NAEC redeemed, at a special redemption price, its $205 million, 15.23 percent notes which were due in 2000. This transaction was executed to coincide with the funding date of NAEC's new $225 million variable-rate bank note. The $225 million note will mature in 2000 with quarterly interest payments scheduled to be made through maturity. In order to mitigate the interest-rate risk inherent with the variable rate issue, NAEC has executed a $225 million interest-rate swap agreements with four counterparty banks. The $225 million swap effectively fixes the interest rate on the variable-rate agreement at 7.05 percent. For more information on the interest-rate swap, see Note 8, "Derivative Financial Instruments."

   The Series A Bonds are not redeemable prior to maturity except out of proceeds of sales of property subject to the lien of the Series A First Mortgage Bond Indenture (Indenture), at general redemption prices established by the Indenture, and out of condemnation or insurance proceeds and through the operation of the sinking fund.

   Essentially all of NAEC's utility plant is subject to the lien of its Indenture.

5. INCOME TAX EXPENSE

   The components of the federal and state income tax provisions are:

   For the Years Ended December 31,   1995       1994      1993 (Note 1I)
   ---------------------------------------------------------------------
                                       (Thousands of Dollars)

   Current income taxes:
     Federal ...................... $(38,703)  $(30,553)   $(33,225)
     State ........................       -         161         124
                                   ---------  ---------  ----------
       Total current ..............  (38,703)   (30,392)    (33,101)
                                   ---------  ---------   ---------

   Deferred income taxes, net:
    Federal .......................   41,885     34,449      37,199
    State .........................    4,229       -            (78)
                                   ----------- --------  ----------
       Total deferred .............   46,114     34,449      37,121
                                   ---------  ---------    --------

       Total income tax expense ...  $ 7,411   $  4,057    $  4,020
                                   ==========  ========    ========

   The components of total income tax expense are classified as follows:

   For the Years Ended December 31,   1995       1994      1993 (Note 1I)
   ---------------------------------------------------------------------
                                          (Thousands of Dollars)
   Income taxes charged to operating
     expenses ..................... $ 10,187  $   8,027    $  5,673
   Other income taxes .............   (2,776)    (3,970)     (1,653)
                                   ---------  ---------    --------
         Total income tax expense   $  7,411  $   4,057    $  4,020
                                    ========  =========    ========

   Deferred income taxes are comprised of the tax effects of temporary differences as follows:

   For the Years Ended December 31,   1995       1994      1993 (Note 1I)
   ---------------------------------------------------------------------
                                          (Thousands of Dollars)

   Depreciation ................... $24,444    $22,783     $23,000
   Alternative minimum tax ........    -            73       1,250
   Bond redemptions ...............  12,087       -           -
   Seabrook 1 return ..............   8,109     11,597      13,792
   Property taxes .................    -          -         (1,003)
   Other ..........................   1,474         (4)         82
                                   --------  ---------  ----------
       Deferred income taxes, net   $46,114    $34,449     $37,121
                                    =======   =======      =======

   A reconciliation between income tax expense and the expected tax expense at the applicable statutory rate is as follows:


   For the Years Ended December 31,             1995      1994     1993 (Note 1I)
   -----------------------------------------------------------------------------
                                                    (Thousands of Dollars)
   Expected federal income tax
     at 35 percent of pretax income            $11,148   $12,107   $10,506

   Tax effect of differences:
     Depreciation .................             (2,159)   (2,087)   (1,481)
     Deferred Seabrook 1 return ...             (3,292)   (4,533)   (4,689)
     State income taxes, net of federal benefit  2,749       104        30
   Other, net .....................             (1,035)   (1,534)     (346)
                                              --------  --------   -------
   Total income tax expense .......            $ 7,411   $ 4,057   $ 4,020
                                               =======   =======   =======

6. DEFERRED OBLIGATION TO AFFILIATED COMPANY

   At the time PSNH emerged from bankruptcy on May 16, 1991, in accordance with the phase-in under the contracts, it began accruing a deferred return on the unphased-in portion of its Seabrook 1 investment. From May 16, 1991 to the Acquisition Date, PSNH accrued a deferred return of $50.9 million. On the Acquisition Date, PSNH transferred the $50.9 million deferred return to NAEC as part of the Seabrook-related assets.

   At the time PSNH transferred the deferred return to NAEC, it realized, for income tax purposes, a gain that is deferred under the consolidated income tax rules. This gain will be restored for income tax purposes when the deferred return of $50.9 million, and the associated income taxes of $33.3 million, are collected by NAEC through the Seabrook power contracts.
   When NAEC recovers the $33.3 million in years eight through ten of the Rate
   Agreement, it is obligated to make corresponding payments to PSNH.

7. COMMITMENTS AND CONTINGENCIES

   A.  SEABROOK 1 CONSTRUCTION PROGRAM
       The construction program for Seabrook 1 is subject to periodic review and revision. NAEC currently forecasts construction expenditures for its share of Seabrook 1 to be $34.1 million for the years 1996-2000, including $6.0 million for 1996. In addition, NAEC estimates that its share of Seabrook 1 nuclear fuel requirements will be $44.7 million for the years 1996-2000, including $0.6 million for 1996.

   B.  ENVIRONMENTAL MATTERS
       NAEC is subject to regulation by federal, state, and local authorities with respect to air and water quality, handling the disposal of toxic substances and hazardous and solid wastes, and the handling and use of chemical products. NAEC has an active environmental auditing and training program and believes that it is in substantial compliance with current environmental laws and regulations.

       Environmental requirements could hinder future construction. The cumulative long-term, cost impact of increasingly stringent environmental requirements cannot accurately be estimated. Changing environmental requirements could also require extensive and costly modifications to NAEC's existing investment in Seabrook 1 and could raise operating costs significantly. As a result, NAEC may incur significant additional environmental costs, greater than amounts included in cost of removal and other reserves, in connection with the generation of electricity and the storage, transportation, and disposal of by-products and wastes. NAEC may also encounter significantly increased costs to remedy the environmental effects of prior waste handling activities.

       NAEC cannot estimate the potential liability for future claims, including environmental remediation costs, that may be brought against it. However, considering known facts, existing laws, and regulatory practices, management does not believe the matters disclosed above will have a material effect on NAEC's financial position or future results of operations.

   C.  NUCLEAR INSURANCE CONTINGENCIES
       Under certain circumstances, in the event of a nuclear incident at one of the nuclear facilities covered by the federal government's third-party liability indemnification program, the company could be assessed in proportion to its ownership interest in a nuclear unit up to $75.5 million not to exceed $10 million per nuclear unit in any one year. The maximum assessment is to be adjusted at least every five years for inflationary changes. Based on the ownership interest in Seabrook 1, NAEC's maximum liability, including any additional potential assessments would be $28.5 million per incident. Payments for NAEC's ownership interest would be limited to a maximum of $3.6 million per incident per year.

       Insurance has been purchased to cover certain extra costs incurred in obtaining replacement power during prolonged accidental outages and the excess cost of repair, replacement, or decontamination or premature decommissioning of utility property resulting from insured occurrences.
        NAEC is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessments against NAEC with respect to losses arising during current policy years are approximately $8.1 million under the replacement power policies. The cost of a nuclear incident could exceed available insurance proceeds.

       Insurance has been purchased aggregating $200 million on an industry basis for coverage of worker claims. All participating reactor operators insured under this coverage are subject to retrospective assessments of $3.0 million per reactor. The maximum potential assessment against NAEC with respect to losses arising during the current policy period is approximately $1.1 million.

       Under the terms of the Seabrook power contracts, any nuclear insurance assessments described above would be passed on to PSNH as a "cost of service."

8. DERIVATIVE FINANCIAL INSTRUMENTS

   The company utilizes derivative financial instruments to manage well-defined interest-rate rates. The company does not use them for trading purposes.

   NAEC uses interest-rate swap agreements with financial institutions to hedge against interest-rate risk associated with its $225 million variable-rate bank note. The interest-rate swaps minimize exposure associated with rising interest rates, and effectively fix the interest rate for this borrowing arrangement. Under the swap agreements, NAEC exchanges quarterly payments based on a differential between a fixed contractual interest rate and the three-month LIBOR rate at a given time. As of December 31, 1995, NAEC had outstanding agreements with a total notional value of approximately $225 million, and a negative mark-to-market position of approximately $3.8 million.

   These swap agreements have been made with various financial institutions, each of which are rated "A" or better by Standard & Poor's rating group.
   NAEC is exposed to credit risk on the interest-rate swaps if the counterparties fail to perform their obligations. However, NAEC anticipates that the counterparties will be able to fully satisfy their obligations under the contracts.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

   Cash and nuclear decommissioning trust: The carrying amounts approximate fair value.

   SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, requires investment in debt and equity securities to be presented at fair value and was adopted by the company on a prospective basis as of January 1, 1994. During 1995, the investments held by the company's decommissioning trust increased by approximately $0.3 million as of December 31, 1995, and decreased by approximately $0.9 million as of December 31, 1994, with a corresponding offset to the accumulated provision for depreciation. The $0.3 million increase in 1995 represents cumulative gross unrealized holding gains. The cumulative gross unrealized holding losses were immaterial for 1995. The $0.9 million decrease in 1994 represents cumulative gross holding losses of $0.9 million. There were no material cumulative gross unrealized holding gains in 1994. There was no change in the funding requirements of the trust nor any impact on earnings as a result of the adoption of SFAS
   115.

   Long-term debt: The fair value of NAEC's long-term debt is based upon the quoted market price for those issues or similar issues.

   The carrying amounts of NAEC's financial instruments and the estimated fair values are as follows:

                                               Carrying    Fair
   At December 31, 1995                         Amount     Value
   ------------------------------------------------------------------------
                                             (Thousands of Dollars)

   First Mortgage Bonds .....................  $335,000  $336,575
   Other long-term debt .....................  $225,000  $225,000

   -------------------------------------------------------------------
                                               Carrying    Fair
   At December 31, 1994                         Amount     Value
   ------------------------------------------------------------------------
                                             (Thousands of Dollars)

   First Mortgage Bonds .....................  $355,000  $351,450
   Other long-term debt .....................  $205,000  $242,925

   The fair values shown above have been reported to meet the disclosure requirements and do not purport to represent the amounts at which those obligations would be settled.

10. NUCLEAR PERFORMANCE

   On January 31, 1996, the NRC announced that the three Millstone nuclear power plants, operated by NNECO, had been placed on its "watch list" because of long-standing performance concerns. The NRC cited a number of operational problems which have arisen since 1990 at the Millstone plants.

   The NRC recognized that there are significant current variations in the performance of the three units. The performance concerns cited by the NRC, combined with NU's failure to maintain previous performance improvements, have resulted in the NRC requiring close monitoring of Millstone unit operations and the implementation of a corrective action program.


North Atlantic Energy Corporation
Report of Independent Public Accountants
---------------------------------------------------------------------------

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Atlantic Energy
Corporation as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



                                   /s/ Arthur Andersen LLP

                                   ARTHUR ANDERSEN LLP



Hartford, Connecticut
February 16, 1996



NORTH ATLANTIC ENERGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
----------------------------------------------------------------------


This section contains management's assessment of NAEC's (the company) financial condition and the principal factors having an impact on the results of opera-tions. The company is a wholly owned subsidiary of Northeast Utilities (NU).
This discussion should be read in conjunction with NAEC's financial statements and footnotes.


FINANCIAL CONDITION


OVERVIEW

On June 5, 1992 (the Acquisition Date),  NU acquired Public Service Company of
New Hampshire (PSNH), and PSNH's 35.58 percent share of the Seabrook 1 nuclear power plant (Seabrook 1) and other Seabrook-related assets were transferred to the company. At the Acquisition Date, PSNH and the company entered into the Seabrook Power Contract (the Contract), under which PSNH is obligated to buy from the company, and the company is obligated to sell to PSNH, all of the company's capacity and output of Seabrook 1 for a period equal to the length of the Nuclear Regulatory Commission (NRC) full-power operating license for Seabrook (through 2026). Under the Contract, PSNH is unconditionally obligated to pay the company's "cost of service" during the period whether or not Seabrook
1 is operating and without regard to the cost of alternative sources of power.
In addition, PSNH will be obligated to pay decommissioning and project cancellation costs after the termination of the operating license. NAEC does not have any employees of its own and does not operate Seabrook 1. North
Atlantic Energy Service Corporation (NAESCO) is the managing agent and represents the Seabrook 1 joint owners, including NAEC, in the operation of Seabrook 1.

On February 15, 1994, NAEC acquired Vermont Electric Generation and Transmission
Cooperative's (VEG&T) 0.4 percent ownership interest of Seabrook 1 for approximately $6.4 million, giving NAEC a total joint-ownership interest in Seabrook 1 of 35.98 percent. NAEC sells the output from the Seabrook interest purchased from VEG&T to PSNH under an agreement which is substantially similar to the Seabrook Power Contract discussed above (the Contracts).

The company's "cost of service" includes all of its prudently incurred Seabrook
1-related costs, including operation and maintenance expense, fuel expense, property tax expense, depreciation expense, certain overhead and other costs, and a phased-in return on its Seabrook 1 investment. The Contract established the initial recoverable investment in Seabrook 1 at $700 million (Initial
Investment), plus any capital additions, net of depreciation.

The company's only assets are Seabrook 1 and other Seabrook 1-related assets and its only source of revenue are the Contracts. PSNH's obligations under the Contracts are solely its own and have not been guaranteed by NU. The Contracts contain no provisions entitling PSNH to terminate its obligations. If, however, PSNH were to fail to perform its obligations under the Contracts, the company would be required to find other purchasers for Seabrook power.

The electric-power industry is continuing to move toward a more competitive environment. The New Hampshire Public Utilities Commission (NHPUC) is reviewing the rates charged by its electric-power suppliers. Although the NHPUC has some limited authority over the company's Contracts with PSNH, its rates are subject to regulation by the Federal Energy Regulatory Commission (FERC). During 1995,
FERC issued a proposal for restructuring the electric-power industry, which calls for open access to transmission facilities, a standard formula for calculating rates, and full recovery of stranded investments. The impact of this proposal, which is expected to be finalized in 1996, is not expected to have a material impact on NAEC's financial position or results of operations.

NAEC's net income was approximately $24 million in 1995, a decrease of approximately $7 million, from approximately $31 million in 1994. The 1995 net income was lower primarily due to a one-time adjustment to correct the deferred
Seabrook 1 return balance and lower state income taxes.

WORKFORCE REDUCTIONS

In January 1996, NU and NAESCO completed their nuclear workforce reduction plan.
Approximately 36 positions were eliminated at Seabrook 1, through a combination of early retirements, attrition, and layoffs. The total pretax cost of the workforce reduction, which was recognized in 1995, was approximately $2 million.

RATE MATTERS

NAEC follows accounting principles in accordance with Statement of Financial
Accounting Standards (SFAS) 71, "Accounting for the Effects of Certain Types of
Regulation" that allows the economic effects of rate regulation to be reflected. Under these principles, regulators may permit incurred costs for certain events or transactions, which would be treated as expenses by nonregulated enterprises, to be deferred as regulatory assets and recovered in revenues at a later date.

The creation of these regulatory assets has kept down electric rates in past years, at the expense of having higher rates in the future. At December 31, 1995, NAEC's regulatory assets totaled approximately $240 million. The largest regulatory asset, nearly $162 million, is related to the deferred return associated with the amount of the Seabrook 1 investment that has not been included in rates. As of December 31, 1995, NAEC has included in rates $595 million of its Seabrook 1 investment. The remaining investment ($105 million) will be phased into rates in May 1996. An additional amount of deferred
Seabrook 1 return of approximately $51 million is recorded as utility plant. The deferred amounts associated with the Seabrook 1 phase-in will be recovered under NAEC's Contracts with PSNH over the period December 1997 through May 2001.

In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS 121,
"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS 121, which was effective January 1, 1996, requires assets, including regulatory assets, that are no longer probable of recovery through future revenues be charged to earnings.

If future competition or regulatory actions in New Hampshire cause any portion of its operations to no longer be subject to SFAS 71, NAEC would be required to determine the fair value of the related regulatory assets and liabilities and record any necessary write-downs. Additionally, if events create uncertainty about the recoverability of any of NAEC's remaining long-lived assets, a similar analysis would be required for those assets in accordance with SFAS 121. Under its current regulatory environment, NAEC believes that its use of SFAS 71 remains appropriate and that the adoption of SFAS 121 will not have a material impact on its financial position or results of operations.

See the "Notes to Financial Statements," Note 1G, for further details on regulatory accounting.

NUCLEAR PERFORMANCE

On January 31, 1996, the NRC placed Millstone 1, 2, and 3 (Millstone) on its
"watch list." The NRC's action was in response to a number of performance concerns which have arisen since 1990 and a failure to resolve employee safety concerns. The NRC's action will result in close monitoring of programs and performance at Millstone to assure the development and implementation of effective corrective actions.

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

The Seabrook plant operated at 83.2 percent of capacity for the year ended
December 31, 1995, compared with 61.6 percent in 1994 and a 1995 national average of 77.6 percent. The higher 1995 capacity factor was primarily the result of unplanned and extended outages in 1994. The unit had a 37.5-day planned refueling and maintenance outage in 1995, the unit's shortest to date.

ENVIRONMENTAL MATTERS

NU devotes substantial resources to identify and comply with the multitude of environmental requirements it faces. NU has active auditing programs addressing a variety of regulatory requirements, including an environmental auditing program to detect and remedy noncompliance with environmental laws or regulations.

See the "Notes to Financial Statements," Note 7B, for further information regarding other environmental matters.

NUCLEAR DECOMMISSIONING

NAEC's estimated cost to decommission its share of Seabrook 1 is approximately
$153 million in year-end 1995 dollars. These costs are being recognized over the life of the unit and a portion is being recovered through PSNH's rates. PSNH is obligated to pay NAEC's share of Seabrook's decommissioning costs even if the unit is shut down prior to the expiration of its license.

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

See the "Notes to Financial Statements," Note 2, for further information regarding nuclear decommissioning.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided from operations decreased approximately $37 million in 1995, from 1994, primarily due to the payment of accrued interest and debt expense associated with the note refinancing discussed below. Cash used for financing activities increased approximately $6 million in 1995, from 1994, primarily due to an increase in the payment of cash dividends on common stock, partially offset by an increase in short-term debt. Cash used for investments decreased approximately $43 million in 1995, from 1994, primarily due to the repayment of short-term loans by other NU system companies under the NU system Money Pool, partially offset by higher nuclear fuel expenditures due to the 1995 Seabrook refueling outage.

In October 1995, Moody's Investors Service lowered its ratings of PSNH and NAEC securities, bringing the rating for PSNH's First Mortgage Bonds below investment grade. Standard & Poor's had previously downgraded PSNH to below investment grade. NAEC securities had not been previously rated at investment grade.
These downgrades could adversely affect the future availability and cost of funds for these companies.

In December 1995, NAEC refinanced its $205-million, 15.23-percent note with a
$225 million five-year variable rate bank loan. The refinancing is expected to save PSNH customers approximately $4 million annually for 5 years. In order to mitigate the interest-rate risk inherent with the variable rate issue, NAEC executed a $225 million interest-rate swap. The swap effectively fixes the interest cost on the variable-rate loan at 7.05 percent.

See the "Notes to Financial Statements," Notes 4 and 8, for further information on the refinancing and interest-rate swap, Note 11, for further information on derivative financial instruments, and Notes 4 and 7A, for further information on construction and long-term debt funding requirements.

RESULTS OF OPERATIONS

OPERATING REVENUES

Operating revenues represent amounts billed to PSNH under the terms of the Contracts and billings to PSNH for decommissioning expense.

Operating revenues increased approximately $11 million in 1995, from 1994, primarily due to the increased return associated with the phase-in of an additional 15 percent of Seabrook plant's initial investment in May 1995 and May
1994, respectively.

Operating revenues increased approximately $20 million in 1994, from 1993, primarily due to the higher operation and maintenance expenses and the increased return associated with the phase-in of additional Seabrook plant in May 1994.

FUEL EXPENSES

Fuel expenses increased approximately $5 million in 1995, from 1994, primarily due to the better performance of Seabrook in 1995.

The change in 1994, from 1993, was not significant.

OTHER OPERATION AND MAINTENANCE EXPENSES

Other operation and maintenance expenses, net decreased approximately $4 million in 1995, from 1994, and increased approximately $9 million in 1994, from 1993, primarily due to the unplanned and extended Seabrook outages in 1994.

FEDERAL AND STATE INCOME TAXES

Federal and state income taxes increased approximately $3 million in 1995, from 1994, despite a decrease in income due primarily to higher state taxes as a result of a one-time adjustment to the deferred income tax provision.

The change in 1994, from 1993, was not significant.


DEFERRED SEABROOK RETURN

Deferred Seabrook return - other and borrowed funds decreased approximately $15 million in 1995, from 1994, primarily because additional Seabrook investment was phased into rates in May 1995 and May 1994 and because of a one-time adjustment of approximately $5 million made in June 1995 to correct the deferred Seabrook return balance.

Deferred Seabrook return - other and borrowed funds decreased approximately $6 million in 1994, from 1993, primarily because additional Seabrook investment was phased into rates in May 1994.



NORTH ATLANTIC ENERGY CORPORATION

SELECTED FINANCIAL DATA             1995      1994       1993        1992*
---------------------------------------------------------------------------
                                             (Thousands of Dollars)

Operating Revenues...........  $  157,183   $145,751   $125,408   $  78,444
                               ==========   ========   ========   =========

Operating Income.............  $   51,394   $ 42,950   $ 33,718   $  16,122
                               ==========   ========   ========   =========

Net Income...................  $   24,441   $ 30,535   $ 25,998   $  12,703
                               ==========   ========   ========   =========

Cash Dividends on Common Stock  $  24,000   $ 10,000   $   -      $    -
                               ==========   =========  ========   =========

Total Assets.................  $1,014,649   $963,579   $900,821    $818,123
                               ==========   ========   ========    ========

Long-Term Debt (a)...........  $  560,000   $560,000   $560,000    $560,000
                               ==========   ========   ========    ========

(a) Includes portion due within one year.




STATISTICS                                      1995        1994      1993      1992*
--------------------------------------------------------------------------------------

Gross Electric Utility Plant at December 31,
(Thousands of Dollars).......                $ 806,892    $792,880  $789,127  $774,920
                                             =========    ========  ========  ========

kWh Sales (Millions) for the twelve month
  period ending December 31,.                    3,016       2,229     3,218     1,268
                                             =========    ========  ========  ========

----------------------------------------------------------------------

     STATEMENTS OF QUARTERLY FINANCIAL DATA (Unaudited)
-------------------------------------------------------
                                           Quarter Ended
                              ------------------------------------------------
1995                          March 31   June 30    September 30   December 31
------------------------------------------------------------------------------

Operating Revenues..........  $33,984    $36,362     $39,696        $47,141
                              =======    =======     =======        =======

Operating Income............  $10,974    $12,752     $13,795        $13,873
                              =======    =======     =======        =======

Net Income..................  $ 7,501    $ 3,280     $ 6,914        $ 6,746
                              =======    =======     =======        =======

1994
----------------------------------------------------------------------------

Operating Revenues..........  $32,211    $40,011     $37,603        $35,926
                              =======    =======     =======        =======

Operating Income............  $ 8,594    $10,718     $11,851        $11,787
                              =======    =======     =======        =======

Net Income..................  $ 6,643    $ 6,725    $  8,161       $  9,006
                              =======    =======    ========        =======

*The company began commercial operations on June 5, 1992. Information presented for 1992 covers the period June 5, 1992 through December 31, 1992.