Form 10-K, Exhibit 13
period 1996-12-31
NORTHEAST UTILITIES SYSTEM; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1997-03-25
CIK 72741, 23426, 106170, 315256, 880416

1996 Annual Report

                     Western Massachusetts Electric Company

                                      Index


Contents                                                                   Page


Balance Sheets..........................................................     2-3

Statements of Income....................................................       4

Statements of Cash Flows................................................       5

Statements of Common Stockholder's Equity...............................       6

Notes to Financial Statements...........................................       7

Report of Independent Public Accountants................................      33

Management's Discussion and Analysis of Financial
  Condition and Results of Operations...................................      34

Selected Financial Data.................................................      45

Statements of Quarterly Financial Data..................................      45

Statistics..............................................................      46






WESTERN MASSACHUSETTS ELECTRIC COMPANY

BALANCE SHEETS

---------------------------------------------------------------------------------------
At December 31,                                                  1996          1995
---------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
ASSETS
------
Utility Plant, at original cost:
  Electric................................................  $  1,257,097   $ 1,234,738

     Less: Accumulated provision for
            depreciation (Note 1F)........................       503,989       462,872
                                                            -------------  ------------
                                                                 753,108       771,866
  Construction work in progress...........................        15,968        18,957
  Nuclear fuel, net.........................................      30,296        31,574
                                                            -------------  ------------
      Total net utility plant...............................     799,372       822,397
                                                            -------------  ------------

Other Property and Investments:
  Nuclear decommissioning trusts, at market...............        83,611        69,903
  Investments in regional nuclear generating
   companies, at equity (Note 1E).........................        15,448        14,820
  Other, at cost..........................................         4,367         4,018
                                                            -------------  ------------
                                                                 103,426        88,741
                                                            -------------  ------------
Current Assets:
  Cash....................................................            67           202
  Receivables, less accumulated provision for
    uncollectible accounts of $2,121,000 in 1996
    and $2,230,000 in 1995................................        40,168        42,164
  Accounts receivable from affiliated companies...........         3,525           951
  Accrued utility revenues................................        12,394        11,119
  Fuel, materials, and supplies, at average cost..........         5,317         5,114
  Prepayments and other...................................        12,262         9,176
                                                            -------------  ------------
                                                                  73,733        68,726
                                                            -------------  ------------

Deferred Charges:
  Regulatory assets (Note 1H).............................       210,852       160,986
  Unamortized debt expense................................         1,866         1,496
  Other...................................................           888          -
                                                            -------------  ------------
                                                                 213,606       162,482
                                                            -------------  ------------





      Total Assets........................................  $  1,190,137   $ 1,142,346
                                                            =============  ============

The accompanying notes are an integral part of these financial statements.





WESTERN MASSACHUSETTS ELECTRIC COMPANY

BALANCE SHEETS

---------------------------------------------------------------------------------------
At December 31,                                                  1996          1995
---------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock,$25 par value--authorized and
     outstanding 1,072,471 shares in 1996 and 1995........  $     26,812   $    26,812
  Capital surplus, paid in................................       150,911       150,182
  Retained earnings.......................................        97,045       115,296
                                                            -------------  ------------
           Total common stockholder's equity..............       274,768       292,290
  Cumulative preferred stock--
    $100 par value--authorized 1,000,000 shares;
    outstanding 200,000 shares in 1996 and 1995;
    $25 par value--authorized 3,600,000 shares;
    outstanding 840,000 shares in 1996
    2,300,000 shares in 1995
  Preferred stock not subject to mandatory redemption.....        20,000        53,500
  Preferred stock subject to mandatory redemption.........        21,000        22,500
  Long-term debt..........................................       334,742       347,470
                                                            -------------  ------------
           Total capitalization...........................       650,510       715,760
                                                            -------------  ------------
Obligations Under Capital Leases (Note 8).................        29,269        20,855
                                                            -------------  ------------
Current Liabilities:
  Notes payable to affiliated company.....................        47,400        24,050
  Long-term debt and preferred stock--current
   portion................................................        14,700         1,500
  Obligations under capital leases--current
   portion................................................         2,965        15,156
  Accounts payable........................................        26,698        14,475
  Accounts payable to affiliated companies................        20,256        11,604
  Accrued taxes...........................................           881         1,686
  Accrued interest........................................         5,643         5,670
  Nuclear compliance (Note 11B)...........................        11,800          -
  Other...................................................         4,754         7,768
                                                            -------------  ------------
                                                                 135,097        81,909
                                                            -------------  ------------
Deferred Credits:
  Accumulated deferred income taxes (Note 1I).............       245,253       259,595
  Accumulated deferred investment tax credits
   (Note 7)<F7>...........................................        24,833        26,302
  Deferred contractual obligations (Note 11F).............        84,598        18,814
  Other...................................................        20,577        19,111
                                                            -------------  ------------
                                                                 375,261       323,822
                                                            -------------  ------------
Commitments and Contingencies (Note 11)
                                                            -------------  ------------
           Total Capitalization and Liabilities...........  $  1,190,137   $ 1,142,346
                                                            =============  ============

The accompanying notes are an integral part of these financial statements.




WESTERN MASSACHUSETTS ELECTRIC COMPANY

STATEMENTS OF INCOME



------------------------------------------------------------------------------
For the Years Ended December 31,                   1996      1995       1994
------------------------------------------------------------------------------
                                                     (Thousands of Dollars)

Operating Revenues............................. $421,337  $420,434   $421,477
                                                --------- ---------  ---------
Operating Expenses:
  Operation --
     Fuel, purchased and net interchange power.  115,664    86,738     67,365
     Other.....................................  148,724   143,000    130,683
  Maintenance..................................   56,201    37,447     35,430
  Depreciation.................................   39,710    37,924     36,885
  Amortization of regulatory assets............    9,170    19,562     29,118
  Federal and state income taxes (Note 7)......    5,995    14,060     32,653
  Taxes other than income taxes................   19,850    18,639     18,403
                                                --------- ---------  ---------
        Total operating expenses...............  395,314   357,370    350,537
                                                --------- ---------  ---------
Operating Income...............................   26,023    63,064     70,940
                                                --------- ---------  ---------

Other Income:
  Equity in earnings of regional nuclear
    generating companies.......................    1,800     1,771      2,031
  Other, net...................................    1,153     1,232      3,687
  Income taxes.................................    1,068       262        (71)
                                                --------- ---------  ---------
        Other income, net......................    4,021     3,265      5,647
                                                --------- ---------  ---------
        Income before interest charges.........   30,044    66,329     76,587
                                                --------- ---------  ---------


Interest Charges:
  Interest on long-term debt...................   24,094    26,840     27,678
  Other interest...............................    2,028       356       (548)
                                                --------- ---------  ---------
        Interest charges, net..................   26,122    27,196     27,130
                                                --------- ---------  ---------


Net Income..................................... $  3,922  $ 39,133   $ 49,457
                                                ========= =========  =========






The accompanying notes are an integral part of these financial statements.






WESTERN MASSACHUSETTS ELECTRIC COMPANY

STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                   1996        1995        1994
--------------------------------------------------------------------------------------------------
                                                                      (Thousands of Dollars)
Operating Activities:
  Net Income.................................................. $    3,922  $   39,133  $   49,457
  Adjustments to reconcile to net cash
   from operating activities:
    Depreciation..............................................     39,710      37,924      36,885
    Deferred income taxes and investment tax credits, net.....     (3,439)      3,418      10,256
    Deferred Millstone 3 return...............................       -          7,146      13,427
    Recoverable energy costs, net of amortization.............    (10,517)      1,285      (8,622)
    Nuclear compliance, net (Note 11B)........................     11,800        -           -
    Deferred nuclear refueling outage, net of amortization....      6,188      (8,857)     (1,016)
    Other sources of cash.....................................     21,248      32,266      28,569
    Other uses of cash........................................    (10,270)     (8,039)    (23,701)
  Changes in working capital:
    Receivables and accrued utility revenues..................     (1,853)     (1,933)      6,470
    Fuel, materials and supplies..............................       (203)       (285)      2,228
    Accounts payable..........................................     20,875     (11,669)      8,239
    Accrued taxes.............................................       (805)     (3,474)     (1,862)
    Other working capital (excludes cash).....................     (8,144)      1,256      (2,991)
                                                               ----------- ----------- -----------
Net cash flows from operating activities......................     68,512      88,171     117,339
                                                               ----------- ----------- -----------
Financing Activities:
  Issuance of long-term debt..................................       -           -         90,000
  Net increase (decrease) in short-term debt..................     23,350      24,050      (6,000)
  Reacquisitions and retirements of long-term debt............       -        (34,550)   (104,169)
  Reacquisitions and retirements of preferred stock...........    (36,500)    (15,675)     (7,325)
  Cash dividends on preferred stock...........................     (5,305)     (4,944)     (5,897)
  Cash dividends on common stock..............................    (16,494)    (30,223)    (29,514)
                                                               ----------- ----------- -----------
Net cash flows used for financing activities..................    (34,949)    (61,342)    (62,905)
                                                               ----------- ----------- -----------
Investment Activities:
  Investment in plant:
    Electric utility plant....................................    (23,468)    (27,084)    (32,680)
    Nuclear fuel..............................................        541          75      (4,928)
                                                               ----------- ----------- -----------
  Net cash flows used for investments in plant................    (22,927)    (27,009)    (37,608)
  NU System Money Pool........................................       -          8,750      (8,750)
  Investment in nuclear decommissioning trusts................     (9,794)     (8,503)     (7,761)
  Other investment activities, net............................       (977)         46        (395)
                                                               ----------- ----------- -----------
Net cash flows used for investments...........................    (33,698)    (26,716)    (54,514)
                                                               ----------- ----------- -----------
Net Increase (Decrease) In Cash For The Period................       (135)        113         (80)
Cash - beginning of period....................................        202          89         169
                                                               ----------- ----------- -----------
Cash - end of period.......................................... $       67  $      202  $       89
                                                               =========== =========== ===========
Supplemental Cash Flow Information:
Cash paid during the year for:
  Interest, net of amounts capitalized........................ $   21,725  $   25,551  $   25,174
                                                               =========== =========== ===========
  Income taxes................................................ $    7,816  $   14,385  $   30,040
                                                               =========== =========== ===========

Increase in obligations:
  Niantic Bay Fuel Trust...................................... $      669  $    7,851  $   12,237
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




WESTERN MASSACHUSETTS ELECTRIC COMPANY

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY


---------------------------------------------------------------------------------------
                                                       Capital     Retained
                                            Common     Surplus,    Earnings
                                             Stock     Paid In       (a)        Total
---------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

Balance at January 1, 1994...............  $26,812    $149,319    $ 97,627    $273,758

    Net income for 1994..................                           49,457      49,457
    Cash dividends on preferred
      stock..............................                           (5,897)     (5,897)
    Cash dividends on common stock.......                          (29,514)    (29,514)
    Loss on the retirement of preferred
      stock..............................                              (87)        (87)
    Capital stock expenses, net..........                  364                     364
                                           --------   ---------   ---------   ---------
Balance at December 31, 1994.............   26,812     149,683     111,586     288,081

    Net income for 1995..................                           39,133      39,133
    Cash dividends on preferred
      stock..............................                           (4,944)     (4,944)
    Cash dividends on common stock.......                          (30,223)    (30,223)
    Loss on the retirement of preferred
      stock..............................                             (256)       (256)
    Capital stock expenses, net..........                  499                     499
                                           --------   ---------   ---------   ---------
Balance at December 31, 1995.............   26,812     150,182     115,296     292,290

    Net income for 1996..................                            3,922       3,922
    Cash dividends on preferred
      stock..............................                           (5,305)     (5,305)
    Cash dividends on common stock.......                          (16,494)    (16,494)
    Loss on retirement of preferred
      stock..............................                             (374)       (374)
    Capital stock expenses, net..........                  729                     729
                                           --------   ---------   ---------   ---------
Balance at December 31, 1996.............  $26,812    $150,911    $ 97,045    $274,768
                                           ========   =========   =========   =========

(a) The company has dividend restrictions imposed by its long-term debt agreements. At December 31, 1996, these restrictions totaled approximately $21.5 million.


The accompanying notes are an integral part of these financial statements.





Western Massachusetts Electric Company
NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A.  ABOUT WESTERN MASSACHUSETTS ELECTRIC COMPANY
       Western Massachusetts Electric Company (WMECO or the company), The Connecticut Light and Power Company (CL&P), Holyoke Water Power Company
       (HWP), Public Service Company of New Hampshire (PSNH), and North Atlantic Energy Corporation (NAEC) are the operating subsidiaries comprising the Northeast Utilities system (the system) and are wholly owned by Northeast Utilities (NU).

       The system furnishes retail electric service in Connecticut, New Hampshire, and western Massachusetts through CL&P, PSNH, WMECO, and HWP. The fifth subsidiary, NAEC, sells all of its capacity to PSNH. In addition to its retail service, the system furnishes firm and other wholesale electric services to various municipalities and other utilities. The system serves about 30 percent of New England's electric needs and is one of the 20 largest electric utility systems in the country as measured by revenues.

       Other wholly owned subsidiaries of NU provide support services for the system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing, and other services to the system companies. Northeast Nuclear Energy Company (NNECO) acts as an agent for system companies in operating the Millstone nuclear generating facilities.

   B.  PRESENTATION
       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Certain reclassifications of prior years' data have been made to conform with the current year's presentation.

       All transactions among affiliated companies are on a recovery of cost basis which may include amounts representing a return on equity, and are subject to approval by various federal and state regulatory agencies.

     C.PUBLIC UTILITY REGULATION
       NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act), and it and its subsidiaries, including the company, are subject to the provisions of the 1935 Act. Arrangements among the system companies, outside agencies and other utilities covering inter-connections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission
       (FERC) and/or the SEC. The company is subject to further regulation for rates, accounting, and other matters by the FERC and/or the Massachusetts Department of Public Utilities (DPU).

     D.NEW ACCOUNTING STANDARDS
       The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which established accounting standards for evaluating and recording asset impairment. The company adopted SFAS 121 as of January 1, 1996. See Note 1H, "Summary of Significant Accounting Policies - Regulatory Accounting and Assets" for further information on the regulatory impacts of the company's adoption of SFAS 121. See Note 10, "Sale of Customer Receivables," and Note 11C, "Commitments and Contingencies-Environmental Matters," for information on newly issued accounting and reporting standards related to those specific areas.

     E.INVESTMENTS AND JOINTLY OWNED ELECTRIC UTILITY PLANT
       Regional Nuclear Generating Companies: WMECO owns common stock of four regional nuclear generating companies (Yankee companies). The Yankee companies, with the company's ownership interests, are:




       Connecticut Yankee Atomic Power Company (a) (CY) ................  9.5%
       Yankee Atomic Electric Company (a) (YAEC) .......................  7.0
       Maine Yankee Atomic Power Company (MY) ..........................  3.0
       Vermont Yankee Nuclear Power Corporation (VY) ...................  2.5


         (a) YAEC's and CY's nuclear power plants were shutdown permanently on February 26, 1992 and December 4, 1996, respectively.

       WMECO's investments in the Yankee companies are accounted for on the equity basis due to the company's ability to exercise significant influence over their operating and financial policies.


       WMECO's investments in the Yankee companies at December 31, 1996 are:



                                                       (Thousands of Dollars)

       Connecticut Yankee Atomic Power Company  ..............      $10,165
       Yankee Atomic Electric Company ........................        1,673
       Maine Yankee Atomic Power Company  ....................        2,247
       Vermont Yankee Nuclear Power Corporation ..............        1,363

                                                                    $15,448


       The electricity produced by MY and VY is committed substantially on the basis of ownership interests and is billed pursuant to contractual agreements. Under ownership agreements with the Yankee companies, WMECO may be asked to provide direct or indirect financial support for one or more of the companies. For more information on these agreements, see
       Note 11F, "Commitments and Contingencies - Long-Term Contractual Arrangements." For more information on the Yankee companies, see Note 2, "Nuclear Decommissioning" and Note 11B, "Commitments and Contingencies - Nuclear Performance."

       Millstone 1: WMECO has a 19 percent joint-ownership interest in Millstone 1, a 660-megawatt (MW) nuclear generating unit. As of December 31, 1996 and 1995, plant-in-service included approximately $90.2 million and $87.4 million, respectively, and the accumulated provision for depreciation included approximately $37.2 million and $34.5 million, respectively, for WMECO's share of Millstone 1. WMECO's share of Millstone 1 expenses is included in the corresponding operating expenses on the accompanying Statements of Income.

       Millstone 2: WMECO has a 19 percent joint-ownership interest in Millstone 2, an 870-MW nuclear generating unit. As of December 31, 1996 and 1995, plant-in-service included approximately $161.4 million and $160.0 million, respectively, and the accumulated provision for depreciation included approximately $51.7 million and $45.8 million, respectively, for WMECO's share of Millstone 2. WMECO's share of Millstone 2 expenses is included in the corresponding operating expenses on the accompanying Statements of Income.

       Millstone 3: WMECO has a 12.24 percent joint-ownership interest in Millstone 3, a 1,154-MW nuclear generating unit. As of December 31, 1996 and 1995, plant-in-service included approximately $377.7 million and the accumulated provision for depreciation included approximately $99.8 million and $90.6 million, respectively, for WMECO's share of Millstone 3. WMECO's share of Millstone 3 expenses is included in the corresponding operating expenses on the accompanying Statements of Income.

       For more information regarding the Millstone units, see Note 11B, "Commitments and Contingencies - Nuclear Performance."

     F.DEPRECIATION
       The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency. Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.2 percent in 1996, 3.1 percent in 1995 and 1994. See Note 2, "Nuclear Decommissioning," for information on nuclear plant decommissioning.

       WMECO's nonnuclear generating facilities have limited service lives. Plant may be retired in place or dismantled based upon expected future needs, the economics of the closure and environmental concerns. The costs of closure and removal are incremental costs and, for financial reporting purposes, are accrued over the life of the asset as part of depreciation. At December 31, 1996, the accumulated provision for depreciation included approximately $3.2 million accrued for the cost of removal, net of salvage for nonnuclear generation property.

     G.REVENUES
       Other than revenues under fixed-rate agreements negotiated with certain wholesale, industrial and commercial customers, utility revenues are based on authorized rates applied to each customer's use of electricity. In general, rates can be changed only through a formal proceeding before the appropriate regulatory commission. At the end of each accounting period, WMECO accrues an estimate for the amount of energy delivered but unbilled.

     H.REGULATORY ACCOUNTING AND ASSETS
       The accounting policies of WMECO and the accompanying financial statements conform to generally accepted accounting principles applicable to rate regulated enterprises and reflect the effects of the ratemaking process in accordance with SFAS 71, "Accounting for the Effects of Certain Types of Regulation." Assuming a cost-of-service based regulatory structure, regulators may permit incurred costs, normally treated as expenses, to be deferred and recovered through future revenues. Through their actions, regulators may also reduce or eliminate the value of an asset, or create a liability. If any portion of the company's operations were no longer subject to the provisions of SFAS 71, as a result of a change in the cost-of-service based regulatory structure or the effects of competition, the company would be required to write off related regulatory assets and liabilities. The company continues to believe that its use of regulatory accounting remains appropriate.


       SFAS 121 requires the evaluation of long-lived assets, including regulatory assets, for impairment when certain events occur or when conditions exist that indicate the carrying amounts of assets may not be recoverable. SFAS 121 requires that any long-lived assets which are no longer probable of recovery through future revenues be revalued based on estimated future cash flows. If the revaluation is less than the book value of the asset, an impairment loss would be charged to earnings.
       The implementation of SFAS 121 did not have a material impact on the company's financial position or results of operations as of December 31, 1996. Management continues to believe that it is probable that the company will recover its investments in long-lived assets through future revenues. This conclusion may change in the future as competitive factors influence wholesale and retail pricing in electric utility industry or if the cost-of-service based regulatory structure were to change.

       The components of WMECO's regulatory assets are as follows:


       At December 31,                                 1996           1995
                                                      (Thousands of Dollars)

       Income taxes, net (Note 1I) ................  $ 71,519       $ 87,829
       Unrecovered contractual obligations
         (Note 2) .................................    84,598         18,814
       Amortizable property investment -
         Millstone 3 ..............................      -             5,600
       Recoverable energy costs (Note 1J) .........    17,510          4,974
       Other ......................................    37,225         43,769


                                                     $210,852       $160,986


       For more information on the company's regulatory environment and the potential impacts of restructuring, see Note 11A, "Commitments and Contingencies-Restructuring," and Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

     I.INCOME TAXES
       The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of taxable income) is accounted for in accordance with the ratemaking treatment of the applicable regulatory commissions. The adoption of SFAS 109, "Accounting for Income Taxes," in 1993 increased the company's net deferred tax obligation. As it is probable that the increase in deferred tax liabilities will be recovered from customers through rates, WMECO established a regulatory asset. See Note 7, "Income Tax Expense" for the components of income tax expense.

       The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, which give rise to the accumulated deferred tax obligation is as follows:


       At December 31,                                    1996         1995
                                                        (Thousands of Dollars)

       Accelerated depreciation and
       other plant-related differences ............     $218,389      $222,520

       Regulatory assets - income tax gross up ....       29,457        34,540

       Other ......................................       (2,593)        2,535


                                                        $245,253      $259,595


     J.RECOVERABLE ENERGY COSTS
       Under the Energy Policy Act of 1992 (Energy Act), WMECO is assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (D&D assessment). The Energy Act requires that regulators treat D&D assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates, like any other fuel cost. WMECO is currently recovering these costs through rates. As of December 31, 1996, the company's total D&D deferrals were approximately $11 million.

       For additional information regarding recoverable energy costs see the MD&A.

     K.SPENT NUCLEAR FUEL DISPOSAL COSTS
       Under the Nuclear Waste Policy Act of 1982, WMECO must pay the United States Department of Energy (DOE) for the disposal of spent nuclear fuel and high-level radioactive waste. Fees for nuclear fuel burned on or after April 7, 1983 are billed currently to customers and paid to the DOE on a quarterly basis. For nuclear fuel used to generate electricity prior to April 7, 1983 (prior-period fuel), payment must be made prior to the first delivery of spent fuel to the DOE. The DOE was originally scheduled to begin accepting delivery of spent fuel in 1998. However, delays in identifying a permanent storage site have continually postponed plans for the DOE's long-term storage and disposal site. The DOE's current estimate for an available site is 2010.

       Until such payment is made, the outstanding balance will continue to accrue interest at the three-month Treasury Bill Yield Rate. At December 31, 1996, fees due to the DOE for the disposal of prior-period fuel were approximately $37.1 million, including interest costs of $21.5 million. As of December 31, 1996, all fees had been collected through rates.
2.   NUCLEAR DECOMMISSIONING

   WMECO's nuclear power plants have service lives that are expected to end during the years 2010 through 2025. Upon retirement, these units must be decommissioned. The company's 1996 decommissioning study concluded that complete and immediate dismantlement at retirement continues to be the most viable and economic method of decommissioning the three Millstone units. Decommissioning studies are reviewed and updated periodically to reflect changes in decommissioning requirements, costs, technology and inflation.

   The estimated cost of decommissioning WMECO's ownership share of Millstone 1, 2, and 3, in year-end 1996 dollars, is $74.1 million, $65.5 million, and $56.6 million, respectively. The Millstone units decommissioning costs will be increased annually by their respective escalation rates. Nuclear decommissioning costs are accrued over the expected service life of the units and are included in depreciation expense on the Statements of Income. Nuclear decommissioning costs amounted to $6.2 million in 1996, $5.0 million in 1995, and $4.8 million in 1994. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation on the Balance Sheets. At December 31, 1996, the balance in the accumulated reserve for decommissioning amounted to $83.6 million.

   WMECO has established external decommissioning trusts through a trustee for its portion of the costs of decommissioning Millstone 1, 2, and 3. Funding of the estimated decommissioning costs assumes levelized collections for the Millstone units and after-tax earnings on the Millstone decommissioning funds of 5.8 percent. As of December 31, 1996, WMECO has collected, through rates, $53.5 million toward the future decommissioning costs of its share of the Millstone units, all of which has been transferred to external decommissioning trusts. Earnings on the decommissioning trusts increase the decommissioning trust balance and the accumulated reserve for decommissioning. Unrealized gains and losses associated with the decommissioning trusts and financing fund also impact the balance of the trusts and the accumulated reserve for decommissioning.

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

   MY and VY: Each Yankee company owns a single nuclear generating unit. MY and VY have service lives that are expected to end in 2008 and 2012,
   respectively.   The estimated cost, in year-end 1996 dollars, of
   decommissioning WMECO's ownership share of units owned and operated by MY and VY is $11.1 million and $9.1 million, respectively. Under the terms of the contracts with the Yankee companies, the shareholder-sponsors are responsible for their proportionate share of the operating costs of each unit, including decommissioning. The nuclear decommissioning costs of the Yankee companies are included as part of the cost of power purchased by WMECO.

   CY and YAEC: On December 4, 1996, the board of directors of CY voted unanimously to cease permanently the production of power at its nuclear plant. The system companies relied on CY for approximately 3 percent of their capacity.

   CY has undertaken a number of regulatory filings intended to implement the decommissioning and the recovery of remaining assets of CY. During late December, 1996, CY filed an amendment to its power contracts to clarify the obligations of its purchasing utilities following the decision to cease power production. At December 31, 1996, the estimated obligation, including decommissioning amounted to $762.8 million of which the company's share was approximately $72.5 million.


   YAEC is in the process of decommissioning its nuclear facility. At December 31, 1996, the estimated remaining costs, including decommissioning, amounted to $173.3 million of which the company's share was approximately $12.1 million.

   Management expects that WMECO will continue to be allowed to recover these costs from its customers. Accordingly, WMECO has recognized these costs as regulatory assets, with corresponding obligations, on its Balance Sheets.

   Proposed Accounting: The staff of the SEC has questioned certain of the current accounting practices of the electric utility industry, including the company, regarding the recognition, measurement and classification of decommissioning costs for nuclear generating units in the financial statements. In response to these questions, FASB agreed to review the accounting for removal costs, including decommissioning, and issued a proposed statement entitled "Accounting for Liabilities Related to Closure or Removal of Long-Lived Assets," in February, 1996. If current electric utility industry accounting practices for decommissioning are changed in accordance with the proposed statement: (1) annual provisions for decommissioning could increase; (2) the estimated cost for decommissioning could be recorded as a liability with an offset to plant rather than as part of accumulated depreciation, and (3) trust fund income from the external decommissioning trusts could be reported as investment income rather than as a reduction to decommissioning expense.


3. SHORT-TERM DEBT

   Limits: The amount of short-term debt borrowings that may be incurred by WMECO is subject to periodic approval by either the SEC under the 1935 Act or by its state regulator. In addition, the charter of WMECO contains provisions restricting the amount of short-term debt borrowings. Under the SEC and/or charter restrictions, WMECO was authorized, as of January 1, 1997, to incur short-term borrowings up to a maximum of $150 million.

   Credit Agreements: In November, 1996, NU entered into a three-year revolving credit agreement (New Credit Agreement) with a group of 12 banks. Under the terms of the New Credit Agreement, NU, CL&P and WMECO will be able to borrow up to $150 million, $313.75 million, and $150 million, respectively. The overall limit for all of the borrowing system companies under the entire New Credit Agreement is $313.75 million. WMECO is obligated to pay a facility fee of .30 percent per annum of each bank's total commitment under the new credit facility which will expire November 21, 1999. At December 31, 1996, there were $27.5 million in borrowings under this agreement, all of which were borrowed by other system companies.

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

   In addition to the New Credit Agreement, NU, CL&P, WMECO, HWP, NNECO and The Rocky River Realty Company (RRR) have various revolving credit lines through separate bilateral credit agreements. Under the remaining three-year portion of the facility, four banks maintain commitments to the respective system companies totaling $56.25 million. NU, CL&P and WMECO may borrow up to the aggregate $56.25 million, whereas HWP, NNECO and RRR may borrow up to their short-term debt limit of $5 million, $50 million, and $22 million, respectively. Under the terms of the agreement, the system companies are obligated to pay a facility fee of .15 percent per annum of each bank's total commitment under the three-year portion of the facility. These commitments will expire December 3, 1998. At December 31, 1996 and 1995, there were $11.3 million and $42.5 million in borrowings, respectively, under the facility all of which had been borrowed by other system companies.

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

   Money Pool: Certain subsidiaries of NU, including WMECO, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily Federal Funds rate. However, borrowings based on loans from NU parent bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 1996 and 1995, WMECO had $47.4 million and $24.1 million, respectively, of borrowings outstanding from the Pool. The interest rate on borrowings from the Pool at December 31, 1996 and 1995 was 6.3 percent and 4.7 percent, respectively.

   For further information on short-term debt see the MD&A.

4. PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION

   Details of preferred stock not subject to mandatory redemptions are:

                     December 31,    Shares
                        1996       Outstanding
                     Redemption    December 31,        December 31,
   Description          Price         1996        1996     1995     1994
                                                  (Thousands of Dollars)

   7.72% Series B
     of 1971 ........ $103.51       200,000    $20,000   $20,000  $20,000
   1988 Adjustable
     Rate DARTS .......  -             -          -       33,500   48,500

   Total preferred
     stock not subject
     to mandatory
      redemption .....                         $20,000   $53,500  $68,500



   All or any part of each outstanding series of preferred stock may be redeemed by the company at any time at established redemption prices plus accrued dividends to the date of redemption.


5. PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION

   Details of preferred stock subject to mandatory redemption are:

                         December 31     Shares
                            1996       Outstanding
                         Redemption    December 31,         December 31,
   Description             Price*         1996        1996     1995      1994
                                                       (Thousands of Dollars)

   7.60% Series
     of 1987 ...........   $25.76       840,000     $21,000   $24,000  $24,675

   Less preferred stock to be
    redeemed within one
    year, net of reacquired
    stock ..............                               -        1,500      675

    Total preferred stock
    subject to mandatory
    redemption .........                            $21,000   $22,500  $24,000



   *Redemption price reduces in future years.

   The minimum sinking-fund provisions of the 1987 Series subject to mandatory redemption at December 31, 1996, for the years 1997 through 2001, are $0 in 1997 and $1.5 million per year for 1998 through 2001. In case of default on sinking-fund payments, no payments may be made on any junior stock by way of dividends or otherwise (other than in shares of junior stock) so long as the default continues. If the company is in arrears in the payment of dividends on any outstanding shares of preferred stock, the company would be prohibited from redemption or purchase of less than all of the preferred stock outstanding. All or part of the 7.60% Series of 1987 may be redeemed by the company at any time at an established redemption price plus accrued dividends to the date of redemption subject to certain refunding limitations.


6.   LONG-TERM DEBT

     Details of long-term debt outstanding are:
                                                         December 31,
                                                       1996      1995
                                                   (Thousands of Dollars)
     First Mortgage Bonds:

        5 3/4%         Series F, due 1997.........    $ 14,700   $ 14,700
        6 3/4%         Series G, due 1998.........       9,800      9,800
        6 1/4%         Series X, due 1999.........      40,000     40,000
        6 7/8%         Series W, due 2000.........      60,000     60,000
        7 3/4%         Series V, due 2002.........      85,000     85,000
        7 3/4%         Series Y, due 2024.........      50,000     50,000

      Total First Mortgage Bonds...................    259,500    259,500

      Pollution Control Notes:
       Tax Exempt Series A, due 2028...............     53,800     53,800
      Fees and interest due for spent
        fuel disposal costs (Note 1K)..............     37,055     35,180
      Less:  Amounts due within one year...........     14,700       -
      Unamortized premium and discount, net........       (913)    (1,010)
      Long-term debt, net..........................   $334,742   $347,470

     Long-term debt maturities and cash sinking-fund requirements on debt outstanding at December 31, 1996 for the years 1997 through 2001 are approximately $14.7 million, $9.8 million, $40 million, $60 million, and $0 million, respectively. In addition, there are annual one-percent sinking-and improvement-fund requirements, currently amounting to $2.6 million for 1997, $2.4 million for 1998 and 1999, $2.0 million for 2000, and $1.4 million for 2001. Such sinking- and improvement-fund requirements may be satisfied by the deposit of cash or bonds by certification of property additions.

     All or any part of each outstanding series of first mortgage bonds may be redeemed by the company at any time at established redemption prices plus accrued interest to the date of redemption, except certain series which are subject to certain refunding limitations during their respective initial five-year redemption periods.

     Essentially all of the company's utility plant is subject to the lien of its first mortgage bond indenture. As of December 31, 1996 and 1995, the company has secured $53.8 million of pollution control notes with second mortgage liens on Millstone 1, junior to the liens of its first mortgage bond indenture. The average effective interest rate on the variable-rate pollution control notes was 3.3 percent for 1996 and 3.7 percent for 1995.


7.   INCOME TAX EXPENSE

     The components of the federal and state income tax provisions charged to operations are:


     For the Years Ended December 31,         1996       1995         1994
                                               (Thousands of Dollars)
      Current income taxes:
        Federal............................ $7,007     $ 7,419      $18,358
        State..............................  1,358       2,961        4,110

          Total current....................  8,365      10,380       22,468

      Deferred income taxes, net:
        Federal............................ (1,805)      4,130        9,697
        State..............................   (165)      1,003        2,267

           Total deferred...................(1,970)      5,133       11,964


      Investment tax credits, net.......... (1,468)     (1,715)      (1,708)

      Total income tax expense............. $4,927     $13,798      $32,724


     The components of total income tax expense are classified as follows:

      Income taxes charged to
        operating expenses................. $5,995     $14,060      $32,653
      Other income taxes .................. (1,068)       (262)          71


      Total income tax expense............. $4,927     $13,798      $32,724


     Deferred income taxes are comprised of the tax effects of temporary differences as follows:


     For the Years Ended December 31,        1996        1995        1994
                                                      (Thousands of Dollars)

     Depreciation, leased nuclear
       fuel, settlement credits,
       and disposal costs..............   $    32       $9,066     $  7,016
     Energy adjustment clause..........     4,102       (1,549)       3,598
     Expenses associated with
       nuclear outages.................    (4,633)        -            -
     Demand side management............     1,557       (1,184)         466
     Nuclear plant deferrals...........    (2,258)       2,468       (1,802)
     Bond redemptions..................      (502)        (572)       1,535
     Other.............................      (268)      (3,096)       1,151

     Deferred income taxes, net.......    $(1,970)      $5,133      $11,964


A reconciliation between income tax expense and the expected tax expense at the applicable statutory rate is as follows:


For the Years Ended December 31,        1996           1995           1994
                                             (Thousands of Dollars)

Expected federal income tax at
  35 percent of pretax income for....  $2,946        $18,526        $28,763
Tax effect of differences:
  Depreciation.......................   2,280          2,173          1,740
  Amortization of regulatory assets..   1,029          1,665          3,347
  Investment tax credit amortization.  (1,468)        (1,715)        (1,708)
  State income taxes, net of
    federal benefit..................     776          2,577          4,144
  Adjustment for prior years' taxes..    -            (7,702)          (825)
  Dividends received reduction.......    (378)          (481)          (520)
  Other, net.........................    (258)        (1,245)        (2,217)

Total income tax expense............   $4,927        $13,798        $32,724


8. LEASES

   WMECO and CL&P finance up to $450 million of nuclear fuel for Millstone 1 and 2 and their respective shares of the nuclear fuel for Millstone 3 under the Niantic Bay Fuel Trust (NBFT) capital lease agreement. WMECO and CL&P make quarterly lease payments for the cost of nuclear fuel consumed in the reactors, based on a units-of-production method at rates which reflect estimated kilowatt-hours of energy provided, plus financing costs associated with the fuel in the reactors. Upon permanent discharge from the reactors, ownership of the nuclear fuel transfers to WMECO and CL&P.

   WMECO has also entered into lease agreements for the use of data processing and office equipment, vehicles, nuclear control room simulators and office space. The provisions of these lease agreements generally provide for renewal options. The following rental payments have been charged to expense:

          Year                 Capital Leases   Operating Leases


     1996   .....................$ 3,598,000    $6,410,000
     1995   ......................12,553,000     6,398,000
     1994   ......................13,594,000     6,485,000


   Interest included in capital lease rental payments was $1,858,000 in 1996, $1,954,000 in 1995, and $1,845,000 in 1994.

   Substantially all of the capital lease rental payments were made pursuant to the nuclear fuel lease agreement. Future minimum lease payments under the nuclear fuel capital lease cannot be reasonably estimated on an annual basis due to variations in the usage of nuclear fuel.

   Future minimum rental payments, excluding annual nuclear fuel lease payments and executory costs such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable leases, as of December 31, 1996 are:

   Year                             Operating Leases
                                 (Thousands of Dollars)

   1997  ................................$ 4,500
   1998  ................................  3,500
   1999  ................................  3,200
   2000  ................................  3,000
   2001  ................................  2,700
   After 2001 ........................... 24,500

   Future minimum lease payments ....... $41,400


       It is possible that certain operating lease payments related to NUSCO leases will be accelerated from future years into 1997. See Note 11G, "The Rocky River Realty Company - Obligations" for additional information.

9.   EMPLOYEE BENEFITS

     A.   PENSION BENEFITS

          The company participates in a uniform noncontributory defined benefit retirement plan covering all regular system employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment. The company's direct portion of the system's pension income, part of which was charged to utility plant, approximated $2.0 million in 1996, $2.7 million in 1995 and $1.0 million in 1994. The company's pension costs for 1996, 1995 and 1994 included approximately $1.0 million, $0 million, and $0.8 million, respectively, related to workforce reduction programs.

          Currently, the company funds annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets. Pension assets are invested primarily in domestic and international equity securities and bonds.


          The components of net pension cost for WMECO are:

          For the Years Ended December 31,        1996       1995       1994
                                              (Thousand of Dollars)

          Service cost.......................   $ 2,932    $ 1,645     $ 2,720
          Interest cost......................     7,786      7,757       7,655
          Return on plan assets..............   (22,174)   (29,798)        221
          Net amortization...................     9,458     17,669     (11,635)

          Net pension income.................   $(1,998)   $(2,727)    $(1,039)


          For calculating pension cost, the following assumptions were used:


          For the Years Ended December 31,        1996      1995      1994


          Discount rate.......................... 7.50%      8.25%    7.75%
          Expected long-term rate
            of return............................ 8.75       8.50     8.50
          Compensation/progression rate.......... 4.75       5.00     4.75



          The following table represents the plan's funded status reconciled to the Balance Sheets:


          At December 31,                              1996           1995
                                                      (Thousands of Dollars)
          Accumulated benefit obligation,
            including vested benefits at
            December 31, 1996 and 1995 of
            $85,094,000 and $84,943,000,
            respectively .......................     $ 91,170         $ 90,154



          Projected benefit obligation..........     $107,816         $107,527
          Market value of plan assets...........      157,863          143,632

          Market value in excess of
            projected benefit obligation........       50,047           36,105
          Unrecognized transition amount........       (1,963)          (2,198)
          Unrecognized prior service costs......        1,213             (525)
          Unrecognized net gain.................      (46,486)         (32,570)

          Prepaid pension asset ................     $  2,811         $    812


          The following actuarial assumptions were used in calculating the plan's year-end funded status:


          At December 31,                              1996         1995


          Discount rate............................    7.75%        7.50%
          Compensation/progression rate............    4.75         4.75


     B.   POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

          The company provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees (referred to as SFAS 106 benefits). These benefits are available for employees retiring from the company who have met specified service requirements. For current employees and certain retirees, the total SFAS 106 benefit is limited to two times the 1993 per-retiree health care costs. The SFAS 106 obligation has been calculated based on this assumption. WMECO's direct portion of SFAS 106 benefits, part of which were deferred or charged to utility plant, approximated $3.8 million in 1996, $4.4 million in 1995, and $5.0 million in 1994.

          During 1994, the company began funding SFAS 106 postretirement costs through external trusts. The company is funding, on an annual basis, amounts that have been rate- recovered and which also are tax deductible under the Internal Revenue Code. The trust assets are invested primarily in equity securities and bonds.

          The components of health care and life insurance costs are:


          For the Years Ended December 31,       1996       1995         1994
                                                   (Thousands of Dollars)

          Service cost.......................   $  490    $    490     $   519
          Interest cost......................    2,236       2,544       2,703
          Return on plan assets..............     (883)       (718)         19
          Amortization of unrecognized
            transition obligation............    1,641       1,641       1,641
          Other amortization, net............      353         473          76

          Net health care and life
            insurance costs..................   $3,837      $4,430      $4,958


          For calculating WMECO's SFAS 106 benefit costs, the following assumptions were used:


          For the Years Ended December 31,       1996        1995       1994

          Discount rate......................    7.50%       8.00%      7.75%

          Long-term rate of return -
            Health assets, net of tax........    5.25        5.00       5.00
            Life assets......................    8.75        8.50       8.50


          The following table represents the plan's funded status reconciled to the Balance Sheets:


          At December 31,                                   1996        1995
                                                        (Thousands of Dollars)

          Accumulated postretirement benefit obligation of:

           Retirees......................................  $24,614     $28,787
           Fully eligible active employees........... ...       28          28
           Active employees not eligible to retire.......    5,449       5,847

          Total accumulated postretirement
            benefit obligation...........................   30,091      34,662


          Market value of plan assets....................   10,215       5,339


          Accumulated postretirement benefit
            obligation in excess of plan assets..........  (19,876)    (29,323)

          Unrecognized transition amount.................   26,259      27,901

          Unrecognized net gain..........................   (6,765)     (1,399)


          Accrued postretirement benefit liability.......  $  (382)    $(2,821)



          The following actuarial assumptions were used in calculating the plan's year-end funded status:



          At December 31,                                    1996         1995


          Discount rate..................................    7.75%        7.50%
          Health care cost trend rate (a)................    7.23         8.40


            (a) The annual growth in per capita cost of covered health care benefits was assumed to decrease to 4.91 percent by 2001.

          The effect of increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996, by $1.8 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $0.2 million. The trust holding the health plan assets is subject to federal income taxes at a 39.6 percent tax rate.

          WMECO is currently recovering SFAS 106 costs.

10. SALE OF CUSTOMER RECEIVABLES

     WMECO has entered into an agreement to sell up to $40 million of eligible customer billed and unbilled accounts receivable. The eligible receivables are sold with limited recourse. The agreement was entered into during September, 1996 and will expire in five years. The company has retained collection responsibilities for receivables which have been sold under the agreement. As collections reduce previously sold undivided interests, new receivables would routinely be sold. The agreements provide for a loss reserve determined by a formula which reflects credit exposure. As of February 21, 1997, WMECO has sold approximately $15 million of their accounts receivable under this agreement.

     The FASB issued SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," in June, 1996. SFAS 125 became effective on January 1, 1997, and establishes, in part, criteria for concluding whether a transfer of financial assets in exchange for consideration should be accounted for as a sale or as a secured borrowing.

     WMECO is in the process of restructuring its receivable program to comply with the requirements of SFAS 125. Management believes that the adoption of SFAS 125 will not have a material impact on the company's financial position or results of operations.

11. COMMITMENTS AND CONTINGENCIES

    A.    RESTRUCTURING
          Although WMECO continues to operate under cost-of-service based regulation, various restructuring initiatives in its jurisdiction have created uncertainty with respect to future rates and the recovery of strandable investments and certain future costs such as purchase power obligations. Strandable investments are regulatory assets or other assets that would not be economical in a competitive environment. Management is unable to predict the ultimate outcome of restructuring initiatives; however, it believes that it is entitled to full recovery of its prudently incurred costs, including regulatory assets and strandable investments based on the general nature of public utility cost of service regulation. For further information on restructuring, see the MD&A.

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

          Prior to and following notification to the NRC that the units are ready to resume operations, the NRC staff will conduct extensive reviews and inspections and, prior to such notification, independent corrective action, verification teams will also inspect each unit. The units will not be allowed to restart without an affirmative vote of the NRC commissioners following completion of these reviews and inspections. Management cannot estimate when the NRC will allow any of the units to restart, but hopes to have at least one unit operating in the second half of 1997.

          The company is currently incurring substantial costs, including replacement power costs, while the three Millstone units are not operating. Management does not expect to recover a substantial portion of these costs. WMECO expensed approximately $33 million of incremental nonfuel nuclear operation and maintenance costs (O&M) in 1996, including a reserve of $12 million against 1997 expenditures. Management estimates WMECO will expense approximately $73 million of nonfuel nuclear O&M costs in 1997.

          As discussed above, management cannot predict when the NRC will allow any of the Millstone units to return to service and thus cannot estimate the total replacement power costs WMECO will ultimately incur. Replacement power costs for WMECO are expected to average approximately $5 million per month during 1997 while all three Millstone units remain out of service. Management believes the system has sufficient resources to fund the restoration of the Millstone units to service under its present timetable.

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

          Potential Litigation: The non-NU owners of Millstone 3 have been paying their share of the monthly costs for Millstone 3 since the unit went out of service in March, 1996, but have reserved their rights to contest whether the NU system companies have any responsibility for the additional costs the non-NU owners have borne as a result of the current outage. No formal claims have been made, but management believes that it is possible that some or all of the non-NU owners will assert liability on the part of the NU system.
          CL&P and WMECO, through NNECO as agent, operate Millstone 3 at cost, and without profit, under a Sharing Agreement that obligates them to utilize good utility operating practice and requires the joint owners to share the risk of employee negligence and other risks pro rata in accordance with their ownership shares. The Sharing Agreement provides that CL&P and WMECO would only be liable for damages to the non-NU owners for a deliberate breach of the Sharing Agreement. At December 31, 1996, the costs related to this potential litigation were estimated to be $2.5 million for incremental O&M costs and to be between $8 and $10 million for replacement power costs. These costs are likely to increase as long as Millstone 3 remains out of service. NU will vigorously contest such suits if they are brought.

    C.    ENVIRONMENTAL MATTERS
          WMECO is subject to regulation by federal, state and local authorities with respect to air and water quality, the handling and disposal of toxic substances and hazardous and solid wastes, and the handling and use of chemical products. WMECO has an active environmental auditing and training program and believes that it is in substantial compliance with current environmental laws and regulations.

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

               WMECO has recorded a liability based upon currently available information for what it believes are its estimated environmental remediation costs for waste disposal sites. In most cases, additional future environmental cleanup costs are not reasonably estimable due to a number of factors, including the unknown magnitude of possible contamination, the appropriate remediation methods, the possible effects of future legislation or regulation and the possible effects of technological changes. At December 31, 1996, the liability recorded by WMECO for its estimated environmental remediation costs, excluding any possible insurance recoveries or recoveries from third parties, amounted to approximately $1.4 million, which management has determined to be the most probable amount within the range of $1.4 million to $5.9 million.

               WMECO cannot estimate the potential liability for future claims, including environmental remediation costs, that may be brought against it. However, considering known facts, existing laws and regulatory practices, management does not believe the matters disclosed above will have a material effect on WMECO's financial position or future results of operations.

          On October 10, 1996, the American Institute of Certified Public Accountants issued Statement of Position 96-1, "Environmental Remediation Liabilities" (SOP). The principal objective of the SOP is to improve the manner in which existing authoritative accounting literature is applied by entities to specific situations of recognizing, measuring and disclosing environmental remediation liabilities. The SOP became effective January 1, 1997. The company believes the adoption of this SOP will not have a material impact on the company's financial position or results of operations.

   D.     NUCLEAR INSURANCE CONTINGENCIES
          Under certain circumstances, in the event of a nuclear incident at one of the nuclear facilities covered by the federal government's third-party liability indemnification program, the company could be assessed, in proportion to its ownership interest in each nuclear unit up to $75.5 million not to exceed $10 million per nuclear unit in any one year. Based on its ownership interest in Millstone 1, 2, and 3, WMECO's maximum liability including any additional potential assessments, would be $39.8 million per incident. In addition, through power purchase contracts with MY, VY and CY, WMECO would be responsible for up to an additional $11.9 million per incident. Payments for WMECO's ownership interest in nuclear generating facilities would be limited to a maximum of $6.5 million per incident per year.

          Insurance has been purchased to cover the primary cost of repair, replacement or decontamination of utility property resulting from insured occurrences. WMECO is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessment against WMECO with respect to losses arising during the current policy year is approximately $2.5 million under the primary property insurance program.

          Insurance has been purchased to cover certain extra costs incurred in obtaining replacement power during prolonged accidental outages and the excess cost of repair, replacement, or decontamination or premature decommissioning of utility property resulting from insured occurrences. WMECO is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessments against the company with respect to losses arising during current policy years are approximately $2.0 million under the replacement power policies and $4.9 million under the excess property damage, decontamination and decommissioning policies. The cost of a nuclear incident could exceed available insurance proceeds.

          Insurance has been purchased aggregating $200 million on a industry basis for coverage of worker claims. All participating reactor operators insured under this coverage are subject to retrospective assessments of $3.0 million per reactor. The maximum potential assessment against WMECO with respect to losses arising during the current policy period is approximately $2.2 million.

    E.    CONSTRUCTION PROGRAM
          The construction program is subject to periodic review and revision by management. WMECO currently forecasts construction expenditures of approximately $169 million for the years 1997-2001, including $37 million for 1997. In addition, the company estimates that nuclear fuel requirements, including nuclear fuel financed through the NBFT, will be approximately $54.1 million for the years 1997-2001, including $2.4 million for 1997. See Note 8, "Leases" for additional information about the financing of nuclear fuel.

    F.    LONG-TERM CONTRACTUAL ARRANGEMENTS

          Yankee Companies: WMECO along with CL&P and PSNH, relies on MY and VY for approximately three percent of their capacity under long-term contracts. Under the terms of their agreements, the system companies pay their ownership (or entitlement) shares of costs, which include depreciation, O&M expenses, taxes, the estimated cost of decommissioning and a return on invested capital. These costs are recorded as purchased power expense and recovered through the company's rates. WMECO's total cost of purchases under these contracts with the Yankee companies excluding YAEC, amounted to $28.3 million in 1996, $28.9 million in 1995, and $28.8 million in 1994.
          See Note 1E, "Summary of Significant Accounting Policies-Investments and Jointly Owned Electric Utility Plant, " and Note 2, "Nuclear Decommissioning" for more information on the Yankee companies.

          Nonutility Generators (NUG): WMECO, along with CL&P and PSNH, has entered into various arrangements for the purchase of capacity and energy from NUGs. These arrangements have terms form 15 to 25 years, currently expiring in the years 2008 through 2013, and requires WMECO to purchase energy at specified prices or formula rates. For the 12 months ended December 31, 1996, approximately 13 percent of system electricity requirements were met by NUGs. WMECO's total cost of purchases under these arrangements amounted to $29.5 million in 1996, $28.6 million in 1995, and $27.5 million in 1994. These costs are eventually recovered through the company's rates.

          Hydro-Quebec: Along with other New England utilities, WMECO, CL&P, PSNH and HWP have entered into agreements to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. WMECO is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M and capital costs of these facilities.

          The estimated annual costs of the WMECO's significant long-term contractual arrangements are as follows:


                                     1997      1998     1999    2000     2001
                                             (Millions of Dollars)

       MY and VY ..................  $10.4    $ 8.9    $10.5    $10.4   $ 9.5
       Nonutility generators ......   33.0     35.0     37.0     39.0    42.0
       Hydro-Quebec ...............    3.9      3.8      3.7      3.6     3.5




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

          Based on the terms of the notes, PSNH and NAEC will be defined as major subsidiaries of NU, effective as of the end of 1996, and both PSNH's and NAEC's debt ratings were below investment grade. Accordingly, under the terms of the RRR financing arrangements, the holders may elect to require RRR to repurchase the notes at par. If the noteholders make such an election, RRR has the option to refinance the notes with an institutional investor. However, it is possible that RRR may be required to repurchase the notes. As of February 21, 1997, the holders had not made such an election. RRR plans to engage in discussions with the noteholders regarding this issue and management does not expect the resolution to have a material impact on its financial condition.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

     Cash and nuclear decommissioning trusts: The carrying amounts approximate fair value.

     SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," requires investments in debt and equity securities to be presented at fair value. As a result of this requirement, the investments held in the company's nuclear decommissioning trust were adjusted to market by approximately $8.4 million as of December 31, 1996 and by approximately $4.5 million as of December 31, 1995, with a corresponding offset to the accumulated provision for depreciation. The amounts adjusted in 1996 and 1995 represent cumulative gross unrealized holding gains. The cumulative gross unrealized holding losses were immaterial for both 1996 and 1995.

     Preferred stock and long-term debt: The fair value of WMECO's fixed-rate securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value.

     The carrying amount of WMECO's financial instruments and the estimated fair values are as follows:


                                                         Carrying        Fair
     At December 31, 1996                                 Amount        Value
                                                         (Thousands of Dollars)

     Preferred stock not subject to
       mandatory redemption.........................     $ 20,000     $ 15,200

     Preferred stock subject to
      mandatory redemption..........................       21,000       18,404

     Long-term debt - First Mortgage Bonds..........      259,500      260,440

     Other long-term debt...........................       90,855       90,855


                                                          Carrying       Fair
     At December 31, 1995                                  Amount       Value
                                                         (Thousands of Dollars)

     Preferred stock not subject to
      mandatory redemption..................... ....      $ 53,500    $ 53,700

     Preferred stock subject to
      mandatory redemption..........................        24,000      25,085

     Long-term debt - First Mortgage Bonds..........       259,500     265,280

     Other long-term debt...........................        88,980      88,980


     The fair values shown above have been reported to meet the disclosure requirements and do not purport to represent the amounts at which those obligations would be settled.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors
   of Western Massachusetts Electric Company:

We have audited the accompanying balance sheets of Western Massachusetts Electric Company (a Massachusetts corporation and a wholly owned subsidiary of Northeast Utilities) as of December 31, 1996 and 1995, and the related statements of income, common stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Massachusetts Electric Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


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

FINANCIAL CONDITION

EARNINGS OVERVIEW
WMECO faced an extremely difficult year in 1996 as a result of the prolonged outages at the three Millstone units (Millstone). These outages resulted in significantly increased expenditures for replacement power and work undertaken at Millstone, which had a significant negative impact on WMECO's 1996 earnings. In 1997, while all three units are out of service, WMECO expects to operate on a roughly break-even basis. The combination of higher expenditures and the uncertainty surrounding when the units will return to service made it necessary to ensure that access to adequate cash levels would be available for the duration of the outages. Management took various actions during 1996 to address NU's nuclear program and liquidity issues, however, 1997 will continue to be a serious challenge in these areas.

WMECO faces future uncertainty with the rapidly moving trend toward industry restructuring. While restructuring had little direct impact on 1996 financial results, it creates an environment of significant uncertainty and financial risk for the coming years. As discussed in further detail in "Restructuring," the financial treatment that strandable investments will be accorded will impact WMECO's ability to compete in a restructured environment.

Net income was approximately $4 million in 1996, compared to $39 million in 1995. WMECO's 1996 net income was significantly lower primarily due to the ongoing outages at Millstone which totaled approximately $74 million and reduced WMECO's earnings by approximately $43 million. These costs included replacement power, higher 1996 Millstone operation and maintenance costs and a reserve recognized in 1996 for 1997 expenditures to return the Millstone units to service. These decreases were partially offset by higher retail sales and lower regulatory asset amortization.

Retail kilowatt-hour sales increased by 2.7 percent in 1996 as a result of modest economic growth. In 1997, management expects that the Massachusetts economy will continue to experience modest economic growth.


MILLSTONE

OUTAGES
WMECO has an 19 percent ownership interest in Millstone 1 and 2 and a 12.24 percent ownership interest in Millstone 3. Millstone 1, 2 and 3 have been out of service since November 4, 1995, February 21, 1996, and March 30, 1996, respectively.

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

Higher costs related to the Millstone outages will continue throughout 1997. Monthly replacement power costs for WMECO are projected to average approximately $5 million in 1997, while all three Millstone units remain out of service. Replacement power costs for the Millstone units expensed in 1996 were $41 million, which was a substantial portion of the total 1996 replacement power costs. WMECO will continue to expense its replacement power costs in 1997. Nonfuel operation and maintenance costs for WMECO's share of Millstone to be expensed in 1997 are estimated to be $73 million. A total of $76 million was expensed in 1996 for nonfuel operation and maintenance costs for Millstone, including $21 million for incremental costs related to the outages and $12 million reserved for future costs. Nonfuel operation and maintenance costs have been, and will continue to be, absorbed through WMECO's current rates.

Although WMECO is not precluded from seeking rate recoveries in the future, management has committed not to seek rate recovery for the portion of these costs attributable to failure to meet industry standards in operating Millstone. In light of that commitment, WMECO will not seek rate recovery for a substantial portion of these costs. Management does not currently intend to request any such recoveries until after the Millstone units begin returning to service; therefore, it is unlikely that any additional revenues from any permitted recovery of these costs will be available to contribute to funding the recovery efforts while the units are out of service.

Under its present planning assumptions, management believes WMECO has sufficient funds to restore the Millstone units to service and purchase replacement power. See "Rate Matters" for further information on the recovery of outage-related costs. See "Liquidity and Capital Resources" for further information regarding WMECO's liquidity.

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

Assuming normal weather conditions and generating unit availability, management expects that the NU system will have sufficient capacity to meet peak load demands even if Millstone is not operational at any time through the summer of 1997. If there are high levels of unplanned outages at other units in New England, or if any of the system's transmission lines used to import power from other states are unavailable, at times of peak load demand, WMECO and the other New England utilities may have to resort to operating procedures designed to reduce customer demand. Uncertainties associated with having sufficient capacity through the summer of 1997 include: a Seabrook refueling outage scheduled for 49 days beginning on May 10, 1997; the availability of Maine Yankee, which was put on the NRC's watch list in January, 1997, and is currently not expected to return to service earlier than late summer 1997; and the timing of the repairs to the Long Island Cable which is capable of providing as much as 300 megawatts of transmission capability.

See the "Notes to Financial Statements" Note 11B, for further information on Maine Yankee.


LIQUIDITY AND CAPITAL RESOURCES
During 1996, WMECO took various actions to ensure that it will have access to adequate cash resources, at reasonable cost. WMECO established a facility under which it may sell up to $40 million of its billed and unbilled accounts receivable. As of February 21, 1997, $15 million had been sold using this facility. Additionally, NU, The Connecticut Light and Power Company (CL&P) and WMECO entered into a new $313 million three-year revolving credit agreement (the New Credit Agreement). Under the New Credit Agreement, NU has a contractual short-term borrowing limit of $150 million, CL&P has a limit of $313 million and WMECO has a limit of $150 million. The overall limit for all borrowers is $313 million.

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

Cash provided from operations decreased by approximately $20 million in 1996, primarily due to higher cash operating costs related to the nuclear outages, partially offset by higher retail sales and lower interest charges. Cash flows from operations were also impacted by a sharp increase in the level of accounts payable caused principally by costs related to a severe December storm and costs associated with the Millstone outages that had not been paid by year end. Net cash used for financing activities decreased by approximately $26 million in 1996, primarily due to lower reacquisitions and retirements of long-term debt and lower cash dividend payments on common shares, partially offset by higher reacquisitions and retirements of preferred stock. Cash used for investments increased by approximately $7 million in 1996, primarily due to lower loan repayments from other companies under the NU system Money Pool, partially offset by lower construction expenditures in 1996.

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

See the "Notes to Financial Statements" Notes 11E, 6 and 11F, for information on construction, long-term debt funding and long-term contractual requirements.

RESTRUCTURING
The movement toward electric industry restructuring continues to gain momentum nationally as well as within Massachusetts. Factors that are driving the move toward restructuring, in the Northeast in particular, include legislative and regulatory actions and relatively high electricity prices. These actions will impact the way that WMECO has historically conducted its business. Although WMECO continues to operate under cost-of-service based regulation, various restructuring initiatives in Massachusetts have created uncertainty with respect to future rates and the recovery of strandable investments. Strandable investments are regulatory assets or other assets that would not be economical in a competitive environment. WMECO has exposure to strandable investments based on its investment in high-priced nuclear generating plants, state mandated purchased power arrangements that are priced above the market and significant regulatory assets that represent costs deferred by state regulators for future recovery. WMECO's exposure to strandable investments and purchased power obligations exceeds its shareholder's equity. WMECO's ability to compete in a restructured environment would be negatively affected unless WMECO was able to recover substantially all of these past investments and commitments.

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

POTENTIAL ACCOUNTING IMPACTS
WMECO follows accounting principles in accordance with Statement of Financial Accounting Standards (SFAS) 71, "Accounting for the Effects of Certain Types of Regulation," which allows the economic effects of rate regulation to be reflected. Under these principles, regulators may permit incurred costs for certain events or transactions, which would be treated as expenses by nonregulated enterprises, to be deferred as regulatory assets and recovered through revenues at a later date.

If future competition or regulatory actions cause any portion of its operations to no longer be subject to SFAS 71, WMECO would no longer be able to recognize regulatory assets and liabilities for that portion of its business unless those costs would be recoverable by a portion of the business remaining on cost-of-service based regulation. Under its current regulatory environment, management believes that WMECO's use of SFAS 71 remains appropriate.

If events create uncertainty about the recoverability of any of WMECO's remaining long-lived assets, WMECO would be required to determine the fair value of its long-lived assets, including regulatory assets, in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The implementation of SFAS 121 did not have a material impact on the company's financial position or results of operations as of December 31, 1996. Management believes that it is probable that WMECO will recover its investments in long-lived assets through future revenues. This conclusion may change in the future as competitive factors influence wholesale and retail pricing in the electric utility industry or if the cost-of-service based regulatory structure were to change.

See the "Notes to Financial Statements" Note 1H, for further information on regulatory accounting.

COMPETITION
In addition to legislative and regulatory actions, competition in the electric utility industry continues to grow at a rapid pace as a result of technological advances; relatively high electricity prices in certain regions of the country, including New England; surplus generating capacity; and the increased availability of natural gas. Competitive forces in the electric utility industry have already caused some customers to choose alternative energy suppliers or relocate outside of WMECO's service territory. In response, WMECO is preparing for a competitive environment by expanding previously established programs and developing new ways to fortify its relationships with existing customers and attract new customers, both within and outside its service territory.

During 1996, WMECO continued to negotiate long-term power supply arrangements with certain large commercial and industrial retail customers who require an incentive to locate or expand their operations within WMECO's service territory, are considering leaving or reducing operations in the service territory, are facing short-term financial problems, or are considering generating their own electricity. Approximately 17 percent of WMECO's commercial and industrial retail revenues were under negotiated rate agreements at the end of 1996. In 1996, these negotiated rate reductions amounted to approximately $6 million, down slightly from $7 million in 1995. These activities are expected to continue in 1997.

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

NU subsidiaries competed actively in two pilot retail access programs that were initiated in New England in 1996. In a pilot covering four Massachusetts communities outside of WMECO's jurisdiction, NU attained approximately 60 percent of the total energy market share and 70 percent of the commercial energy market share. In addition to exposing NU to a competitive environment, these pilots have enabled NU to develop relationships with customers outside of its service territory and to secure energy contracts with major commercial customers.

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

RATE MATTERS
In April, 1996, the DPU approved a settlement (the Agreement) that included the continuation through February, 1998, of the 2.4 percent rate reduction instituted in June, 1994. Additionally, the Agreement terminated certain pending and potential reviews of WMECO's generating plant performance and accelerated its amortization of strandable generation assets by approximately $6 million in 1996 and $10 million in 1997. The Agreement did not have a material impact on earnings for 1996.

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

NUCLEAR DECOMMISSIONING
WMECO has a 9.5 percent ownership interest in the Connecticut Yankee nuclear generating facility (CY or the plant). On December 4, 1996, the CY Board of Directors voted unanimously to cease permanently the production of power at the plant. The decision to retire CY from commercial operation was based on an economic analysis of the costs of operating it compared to the costs of closing it and incurring replacement power costs over the remaining period of the plant's operating license, which expires in 2007. The economic analysis showed that closing the plant and incurring replacement power costs produced substantial savings.

CY has undertaken a number of regulatory filings intended to implement the decommissioning. In late December, 1996, CY filed an amendment to its power contracts with the Federal Energy Regulatory Commission (FERC) to clarify the obligations of its purchasing utilities following the decision to cease power production. At December 31, 1996, WMECO's share of these obligations was approximately $73 million, including the cost of decommissioning and the recovery of existing assets. Management expects that WMECO will continue to be allowed to recover such FERC-approved costs from its customers. Accordingly, WMECO has recognized its share of the estimated costs as a regulatory asset, with a corresponding obligation, on its Balance Sheets.

WMECO's estimated cost to decommission its shares of Millstone 1, 2 and 3 is approximately $196 million in year end 1996 dollars. These costs are being recognized over the lives of the respective units with a portion being currently recovered through rates. As of December 31, 1996, the market value of the contributions already made to the decommissioning trusts, including their investment returns, was approximately $84 million.

See the "Notes to Financial Statements" Note 2, for further information on nuclear decommissioning, including WMECO's share of costs to decommission the regional nuclear generating units.

ENVIRONMENTAL MATTERS
WMECO is potentially liable for environmental cleanup costs at a number of sites inside and outside its service territory. To date, the future estimated environmental remediation liability has not been material with respect to the earnings or financial position of WMECO. At December 31, 1996, WMECO had recorded an environmental reserve of approximately $1 million, the most probable amount as required by SFAS 5, "Accounting for Contingencies."

See the "Notes to Financial Statements" Note 11C, for further information on environmental matters.


RESULTS OF OPERATIONS

                              Income Statement Variances
                                 (Millions of Dollars)

                       1996 over/(under) 1995   1995 over/(under) 1994
                         Amount     Percent       Amount     Percent


Operating revenues        $ 1          -%          $(1)         -%

Fuel, purchased and net
 interchange power         29         33            19         29
Other operation             6          4            12          9
Maintenance                19         50             2          6
Amortization of
  regulatory assets,
  net                     (10)       (53)          (10)       (33)
Federal and state
  income taxes             (9)       (64)          (19)       (58)

Other, net                 -          -             (2)       (67)
Interest on long-
  term debt                (3)       (10)           (1)        (3)

Net income                (35)       (90)          (10)       (21)


(a)  Percentage greater than 100


OPERATING REVENUES
Total operating revenues increased in 1996, primarily due to higher retail sales, partially offset by lower fuel and conservation recoveries. Retail kilowatt-hour sales increased 2.7 percent ($9 million) primarily due to modest economic growth in 1996. Fuel recoveries decreased $6 million, primarily due to the timing of the recovery of costs under the company's fuel clause. Conservation recoveries decreased approximately $6 million primarily due to lower demand side management costs.

Total operating revenues decreased in 1995, primarily due to regulatory decisions and lower other revenues, partially offset by higher fuel recoveries. Revenues related to regulatory decisions decreased $2 million, primarily due to the effects of the June 1994 retail rate reduction, partially offset by higher demand side management costs. Other revenues include higher price discounts to customers in 1995. Fuel recoveries increased $7 million, primarily due to higher energy costs, partially offset by lower interchange revenues.

FUEL, PURCHASED AND NET INTERCHANGE POWER
Fuel, purchased and net interchange power expense increased in 1996, primarily due to higher replacement power costs due to the nuclear outages, partially offset by the timing of the recognition of costs under the company's fuel clause and lower nuclear generation.

Fuel, purchased and net interchange power expense increased in 1995, primarily due to a one-time benefit in May, 1994, from a rate case settlement agreement and higher energy costs in 1995 as a result of the extended Millstone 2 outage.

OTHER OPERATION AND MAINTENANCE
Other operation and maintenance expenses increased in 1996, primarily due to higher costs associated with the Millstone outages ($33 million, including $12 million reserved for future costs), partially offset by lower costs for demand side management programs and a 1995 work stoppage.

Other operation and maintenance expenses increased in 1995, primarily due to higher capacity charges from the regional nuclear units primarily due to Maine Yankee, which was in an extended refueling outage throughout 1995; higher benefit costs; higher demand side management programs; higher 1995 storm costs; higher costs associated with a work stoppage; and higher outside services employed, partially offset by lower reserves for excess/obsolete inventory and lower maintenance costs at the company's fossil units.

AMORTIZATION OF REGULATORY ASSETS, NET
Amortization of regulatory assets, net decreased in 1996, primarily due to the completion of the amortization of the Millstone 3 phase-in in 1995 and unuseful investment in June, 1996, partially offset by higher amortization as a result of the 1996 rate settlement.

Amortization of regulatory assets, net decreased in 1995, primarily due to the completion of the company's amortization of Millstone 3 phase-in costs in June, 1995.

FEDERAL AND STATE INCOME TAXES
Federal and state income taxes decreased in 1996, primarily due to lower 1996 book taxable income, partially offset by 1995 tax benefits from a favorable tax ruling and the expiration of the 1991 federal statute of limitations.

Federal and state income taxes decreased in 1995, primarily due to tax benefits from a favorable tax ruling, the expiration of the 1991 federal statute of limitations and lower book taxable income.

OTHER, NET
Although the change in 1996 was not significant, other, net decreased in 1995, primarily because of lower deferred return due to the completion of the Millstone 3 phase-in in 1995.

INTEREST ON LONG-TERM DEBT
Interest on long-term debt decreased in 1996, primarily due to lower average interest rates. The change in 1995 was not significant.



Western Massachusetts Electric Company


SELECTED FINANCIAL DATA (a)
                           1996        1995      1994         1993       1992
                                         (Thousands of Dollars)

Operating Revenues.... $  421,337  $  420,434 $  421,477  $  415,055 $  410,720

Operating Income.......    26,023      63,064     70,940      60,348     60,563

Net Income.............     3,922      39,133     49,457      40,594(b)  37,022

Cash Dividends on
  Common Stock.........    16,494      30,223     29,514      28,785     29,536

Total Assets........... 1,190,137   1,142,346  1,183,618   1,204,642  1,130,684

Long-Term Debt (c).....   349,442     347,470    379,969     393,232    392,976

Preferred Stock Not
  Subject to Mandatory
  Redemption...........    20,000      53,500     68,500      73,500     73,500

Preferred Stock Subject
  to Mandatory
  Redemption(c).........   21,000      24,000     24,675      27,000     28,500

Obligations Under
  Capital Leases(c).....   32,234      36,011     36,797      36,902     41,509


(a) Reclassifications of prior data have been made to conform with the current presentation.

(b)Includes the cumulative effect of change in accounting for municipal property tax expense, which increased earnings for common shares by $3.9 million.

(c) Includes portion due within one year.



STATEMENTS OF QUARTERLY FINANCIAL DATA (Unaudited)

                                                   Quarter Ended (a)


1996                          March 31     June 30        Sept. 30    Dec. 31



Operating Revenues.......     $114,797    $102,602       $ 99,866    $104,072

Operating Income (Loss)..     $ 13,692    $  9,377       $  4,327    $ (1,373)

Net Income (Loss)........     $  8,109    $  4,016       $   (396)   $ (7,807)


1995

Operating Revenues.......     $106,684    $100,593       $107,960    $105,197

Operating Income.........     $ 18,085    $  8,977       $ 19,799    $ 16,203

Net Income...............     $ 12,076    $  3,289       $ 14,141    $  9,627



STATISTICS


        Gross Electric                   Average
        Utility Plant                     Annual
         December 31,                    Use Per        Electric
         (Thousands     kWh Sales     Residential      Customers    Employees
          of Dollars)   (Millions)    Customer(kWH)    (Average)  (December 31)

1996       $1,303,361        4,626          7,335           194,705       497
1995        1,285,269        4,846          7,105*          193,964       527
1994        1,271,513        4,978          7,433           193,187       617
1993        1,242,927        4,715          7,351           192,542       657
1992        1,214,386        4,155          7,433           191,920       739


*Effective January 1, 1996, the amounts shown reflect billed and unbilled sales. 1995 has been restated to reflect this change.