Form 10-K, Exhibit 13
period 1996-12-31
NORTHEAST UTILITIES SYSTEM; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1997-03-25
CIK 72741, 23426, 106170, 315256, 880416

EXHIBIT 13.4
                               1996 Annual Report

                    Public Service Company of New Hampshire

                                     Index


Contents                                                                   Page


Balance Sheets........................................................     2-3

Statements of Income....................................................    4

Statements of Cash Flows................................................    5

Statements of Common Stockholder's Equity...............................    6

Notes to Financial Statements...........................................    7

Report of Independent Public Accountants................................   37

Management's Discussion and Analysis of Financial
  Condition and Results of Operations...................................   39

Selected Financial Data.................................................   49

Statistics..............................................................   51

Statements of Quarterly Financial Data..................................   51





PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
BALANCE SHEETS


--------------------------------------------------------------------------------------
At December 31,                                                1996           1995
--------------------------------------------------------------------------------------
                                                              (Thousands of Dollars)
ASSETS
------

Utility Plant, at cost:
  Electric.............................................   $  1,877,955   $  1,863,004

    Less: Accumulated provision for
           depreciation (Note 1F) .....................        552,780        513,244
                                                          -------------  -------------
                                                             1,325,175      1,349,760
  Unamortized acquisition costs (Note 1J)..............        491,709        588,910
  Construction work in progress........................         11,032         15,975
  Nuclear fuel, net....................................          1,313          1,585
                                                          -------------  -------------
    Total net utility plant............................      1,829,229      1,956,230
                                                          -------------  -------------

Other Property and Investments:
  Nuclear decommissioning trusts, at market............          3,229          2,436
  Investments in regional nuclear generating
   companies and subsidiary company,
   at equity (Note 1E).................................         19,578         19,300
  Other, at cost.......................................          1,835          1,103
                                                          -------------  -------------
                                                                24,642         22,839
                                                          -------------  -------------
Current Assets:
  Cash.................................................          1,015            117
  Notes receivable from affiliated companies...........         18,250         19,100
  Receivables, less accumulated provision for
    uncollectible accounts of $1,700,000 in 1996
    and of $1,582,000 in 1995..........................        105,381         91,535
  Accounts receivable from affiliated companies........         32,452         12,337
  Taxes receivable from affiliated companies...........            613           -
  Accrued utility revenues.............................         36,317         33,984
  Fuel, materials, and supplies, at average cost.......         44,852         41,717
  Prepayments and other................................         24,016         11,196
                                                          -------------  -------------
                                                               262,896        209,986
                                                          -------------  -------------
Deferred Charges:
  Regulatory assets (Note 1H)..........................        684,504        680,587
  Deferred receivable from affiliated
    company (Note 10G).................................         33,284         33,284
  Unamortized debt expense.............................         12,731         14,165
  Other................................................          3,926          3,396
                                                          -------------  -------------
                                                               734,445        731,432
                                                          -------------  -------------

      Total Assets.....................................   $  2,851,212   $  2,920,487
                                                          =============  =============

The accompanying notes are an integral part of these financial statements.






PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
BALANCE SHEETS


---------------------------------------------------------------------------------------
At December 31,                                                 1996           1995
---------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------

Capitalization:
  Common stock--$1 par value.
   Authorized and outstanding 1,000 shares..............   $          1   $          1
  Capital surplus, paid in..............................        423,058        422,385
  Retained earnings.....................................        174,691        143,039
                                                           -------------  -------------
           Total common stockholder's equity............        597,750        565,425
  Preferred stock subject to mandatory redemption.......        100,000        125,000
  Long-term debt........................................        686,485        686,485
                                                           -------------  -------------
           Total capitalization.........................      1,384,235      1,376,910
                                                           -------------  -------------

Obligations Under Seabrook Power Contracts
 and Other Capital Leases (Notes 2 and 3)...............        871,707        874,292
                                                           -------------  -------------
Current Liabilities:
  Long-term debt and preferred stock--current
   portion..............................................         25,000        172,500
  Obligations under Seabrook Power Contracts and other
   capital leases--current portion
   (Notes 2 and 3)......................................         42,910         40,996
  Accounts payable......................................         37,675         49,863
  Accounts payable to affiliated companies..............         31,130         26,656
  Accrued taxes.........................................             81            798
  Accrued interest......................................          7,992          9,648
  Accrued pension benefits..............................         44,790         38,606
  Other.................................................         37,516         19,077
                                                           -------------  -------------
                                                                227,094        358,144
                                                           -------------  -------------

Deferred Credits:
  Accumulated deferred income taxes (Note 1I)...........        258,317        229,057
  Accumulated deferred investment tax credits...........          4,511          5,060
  Deferred contractual obligations (Note 4).............         50,271         18,814
  Deferred revenue from affiliated company
   (Note 10G)...........................................         33,284         33,284
  Other.................................................         21,793         24,926
                                                           -------------  -------------
                                                                368,176        311,141
                                                           -------------  -------------

Commitments and Contingencies (Note 10)


                                                           -------------  -------------
           Total Capitalization and Liabilities.........   $  2,851,212   $  2,920,487
                                                           =============  =============

The accompanying notes are an integral part of these financial statements.



PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
STATEMENTS OF INCOME


-------------------------------------------------------------------------------------
For the Years Ended December 31,                        1996       1995       1994
-------------------------------------------------------------------------------------
                                                           (Thousands of Dollars)


Operating Revenues................................. $1,110,169  $ 979,971  $ 922,039
                                                    ----------- ---------- ----------
Operating Expenses:
  Operation --
     Fuel, purchased and net interchange power.....    356,629    257,008    222,801
     Other.........................................    327,287    313,604    303,271
  Maintenance......................................     45,728     42,244     43,725
  Depreciation.....................................     42,983     44,337     38,703
  Amortization of regulatory assets, net...........     56,884     55,547     55,319
  Federal and state income taxes (Note 9)..........     80,340     69,817     68,088
  Taxes other than income taxes....................     45,123     41,786     38,046
                                                    ----------- ---------- ----------
        Total operating expenses...................    954,974    824,343    769,953
                                                    ----------- ---------- ----------
Operating Income...................................    155,195    155,628    152,086
                                                    ----------- ---------- ----------

Other Income:
  Equity in earnings of regional nuclear
    generating companies and subsidiary company....      2,075      1,645      2,079
  Other, net.......................................      8,075      3,162        629
  Income taxes.....................................     (7,723)      (770)      (546)
                                                    ----------- ---------- ----------
        Other income, net..........................      2,427      4,037      2,162
                                                    ----------- ---------- ----------
        Income before interest charges.............    157,622    159,665    154,248
                                                    ----------- ---------- ----------

Interest Charges:
  Interest on long-term debt.......................     57,557     76,320     76,410
  Other interest...................................      3,163         90        394
                                                    ----------- ---------- ----------
        Interest charges, net......................     60,720     76,410     76,804
                                                    ----------- ---------- ----------


Net Income......................................... $   96,902  $  83,255  $  77,444
                                                    =========== ========== ==========





The accompanying notes are an integral part of these financial statements.



PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                   1996        1995        1994
--------------------------------------------------------------------------------------------------
                                                                      (Thousands of Dollars)
Operating Activities:
  Net Income.................................................. $   96,902  $   83,255  $   77,444
  Adjustments to reconcile to net cash
   from operating activities:
    Depreciation..............................................     42,983      44,337      38,703
    Deferred income taxes and investment tax credits, net.....     94,646      69,986      67,047
    Recoverable energy costs, net of amortization.............     31,663     (15,266)    (81,206)
    Amortization of acquisition costs.........................     56,884      55,547      55,319
    Other sources of cash.....................................     65,922      15,973       3,213
    Other uses of cash........................................    (51,188)       -         (4,456)
  Changes in working capital:
    Receivables and accrued utility revenues..................    (36,907)    (10,506)     (3,205)
    Fuel, materials and supplies..............................     (3,135)     (4,264)      3,734
    Accounts payable..........................................     (7,714)      2,375      18,598
    Accrued taxes.............................................       (717)     (3,506)      4,182
    Other working capital (excludes cash).....................    (12,659)         16         742
                                                               ----------- ----------- -----------
Net cash flows from operating activities......................    276,680     237,947     180,115
                                                               ----------- ----------- -----------


Financing Activities:
  Net decrease in short-term debt.............................       -           -         (2,500)
  Reacquisitions and retirements of long-term debt............   (172,500)   (141,000)    (94,000)
  Cash dividends on preferred stock...........................    (13,250)    (13,250)    (13,250)
  Cash dividends on common stock..............................    (52,000)    (52,000)       -
                                                               ----------- ----------- -----------
Net cash flows used for financing activities..................   (237,750)   (206,250)   (109,750)
                                                               ----------- ----------- -----------

Investment Activities:
  Investment in plant:
    Electric utility plant....................................    (37,480)    (46,672)    (39,721)
    Nuclear fuel..............................................        129        (184)     (1,249)
                                                               ----------- ----------- -----------
  Net cash flows used for investments in plant................    (37,351)    (46,856)    (40,970)
  NU System Money Pool........................................        850      15,900     (35,000)
  Investment in nuclear decommissioning trusts................       (521)       (489)       (368)
  Other investment activities, net............................     (1,010)       (431)        300
                                                               ----------- ----------- -----------
Net cash flows used for investments...........................    (38,032)    (31,876)    (76,038)
                                                               ----------- ----------- -----------
Net Increase (Decrease) in Cash For The Period................        898        (179)     (5,673)
Cash - beginning of period....................................        117         296       5,969
                                                               ----------- ----------- -----------
Cash - end of period.......................................... $    1,015  $      117  $      296
                                                               =========== =========== ===========
Supplemental Cash Flow Information:
Cash paid (received) during the year for:
  Interest, net of amounts capitalized........................ $   58,835  $   74,543  $   74,507
                                                               =========== =========== ===========
  Income taxes................................................ $     (457) $    1,369  $      167
                                                               =========== =========== ===========
Increase in obligations:

 Seabrook Power Contracts and other capital leases........... $       93  $   28,028  $   53,266
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





PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY


---------------------------------------------------------------------------------------
                                                       Capital
                                            Common     Surplus,    Retained
                                             Stock     Paid In     Earnings     Total
---------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

Balance at January 1, 1994...............  $     1    $421,245    $ 60,840    $482,086
    Net income for 1994..................                           77,444      77,444
    Cash dividends on preferred stock....                          (13,250)    (13,250)
    Capital stock expenses, net..........                  539                     539
                                           --------   ---------   ---------   ---------
Balance at December 31, 1994.............        1     421,784     125,034     546,819
    Net income for 1995..................                           83,255      83,255
    Cash dividends on preferred stock....                          (13,250)    (13,250)
    Cash dividends on common stock.......                          (52,000)    (52,000)
    Capital stock expenses, net..........                  601                     601
                                           --------   ---------   ---------   ---------
Balance at December 31, 1996.............        1     422,385     143,039     565,425
    Net income for 1996..................                           96,902      96,902
    Cash dividends on preferred stock....                          (13,250)    (13,250)
    Cash dividends on common stock.......                          (52,000)    (52,000)
    Capital stock expenses, net..........                  673                     673
                                           --------   ---------   ---------   ---------
Balance at December 31, 1996.............  $     1    $423,058    $174,691    $597,750
                                           ========   =========   =========   =========














The accompanying notes are an integral part of these financial statements.





1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   A.  ABOUT PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
       Public Service Company of New Hampshire (PSNH or the company), The Connecticut Light and Power Company (CL&P), Western Massachusetts Electric Company (WMECO), North Atlantic Energy Corporation (NAEC), and Holyoke Water Power Company (HWP) are the operating subsidiaries comprising the Northeast Utilities system (the system) and are wholly owned by Northeast Utilities (NU).

       The system furnishes retail electric service in Connecticut, New Hampshire, and western Massachusetts through CL&P, PSNH, WMECO, and HWP. A fifth subsidiary, NAEC, sells all of its capacity from Seabrook 1 (a 1,148-MW nuclear generating unit) to PSNH under two long-term contracts (the Seabrook Power Contracts). In addition to its retail service, the system furnishes firm and other wholesale electric services to various municipalities and other utilities. The system serves about 30 percent of New England's electric needs and is one of the 20 largest electric utility systems in the country as measured by revenues.

       Other wholly owned subsidiaries of NU provide support services for the system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing and other services to the system companies. North Atlantic Energy Service Corporation acts as agent for CL&P and NAEC, and has operational responsibilities for the Seabrook 1 (Seabrook) nuclear generating facility. Northeast Nuclear Energy Company (NNECO) acts as agent for the system companies in operating the Millstone nuclear generating facilities.

     B.PRESENTATION
       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Certain reclassifications of prior years' data have been made to conform with the current year's presentation.

       All transactions among affiliated companies are on a recovery of cost basis which may include amounts representing a return on equity, and are subject to approval by various federal and state regulatory agencies.


     C. PUBLIC UTILITY REGULATION
       NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act), and it and its subsidiaries, including the company, are subject to the provisions of the 1935 Act. Arrangements among the system companies, outside agencies and other utilities covering inter-connections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The company is subject to further regulation for rates, accounting and other matters by the FERC and/or the New Hampshire Public Utilities Commission (NHPUC).

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

       See Note 10C, "Commitments and Contingencies-Environmental Matters," for information on newly issued accounting and reporting standards related to this area.

     E.INVESTMENTS AND JOINTLY OWNED ELECTRIC UTILITY PLANT
       Regional Nuclear Generating Companies: PSNH owns common stock of four regional nuclear generating companies (Yankee companies). The Yankee companies, with PSNH's ownership interests, are:




       Connecticut Yankee Atomic Power Company (a) (CY) ................   5.0%
       Yankee Atomic Electric Company (a)(YAEC) ........................   7.0
       Maine Yankee Atomic Power Company (MY) ..........................   5.0
       Vermont Yankee Nuclear Power Corporation (VY) ...................   4.0



         (a)YAEC's and CY's nuclear power plants were shut down permanently on February 26, 1992 and December 4, 1996, respectively.

       PSNH's investments in the Yankee companies are accounted for on the equity basis due to the company's ability to exercise significant influence over their operating and financial policies.


       The company's equity investments in the Yankee companies at December 31, 1996 are:



                                                         (Thousands of Dollars)

       Connecticut Yankee Atomic Power Company ............         $ 5,558
       Yankee Atomic Electric Company .....................           1,634
       Maine Yankee Atomic Power Company ..................           3,675
       Vermont Yankee Nuclear Power Corporation ...........           2,100

                                                                    $12,967


       The electricity produced by MY and VY is committed substantially on the basis of ownership interests and is billed pursuant to contractual agreements. Under ownership agreements with the Yankee companies, PSNH may be asked to provide direct or indirect financial support for one or more of the companies. For more information on these agreements, see
       Note 10F, "Commitments and Contingencies - Long-Term Contractual Arrangements." For more information on the Yankee companies, see Note 4, "Nuclear Decommissioning" and Note 10B, "Commitments and Contingencies - Nuclear Performance."

       Millstone 3: PSNH has a 2.85 percent joint ownership interest in Millstone 3, a 1,154-megawatt (MW) nuclear generating unit. As of December 31, 1996 and 1995, plant-in-service included approximately $118.7 million and $118.6 million, respectively, and the accumulated provision for depreciation included approximately $29.4 million and $26.5 million, respectively, for PSNH's share of Millstone 3. PSNH's share of Millstone 3 expenses is included in the corresponding operating expenses on the accompanying Statements of Income. For more information on the Millstone 3 unit, see Note 10B, "Commitments and Contingencies - Nuclear Performance."

       Wyman Unit 4:  PSNH has a 3.14 percent ownership interest in Wyman
       Unit 4 (Wyman), a 632-MW oil-fired generating unit. At December 31, 1996 and 1995, plant-in-service included approximately $6.0 million and the accumulated provision for depreciation included approximately $3.7 million and $3.5 million, respectively, for PSNH's share of Wyman.

       PSNH's share of Wyman expenses is included in the corresponding operating expenses on the accompanying Statements of Income.

    F. DEPRECIATION
       The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the NHPUC or other appropriate regulatory agencies. Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.7 percent in 1996, 3.8 percent in 1995 and 3.6 percent in 1994. See Note 4, "Nuclear Decommissioning," for information on nuclear plant decommissioning.

       PSNH's nonnuclear generating facilities have limited service lives. Plant may be retired in place or dismantled based upon expected future needs, the economics of the closure and environmental concerns. The costs of closure and removal are incremental costs and, for financial reporting purposes, are accrued over the life of the asset as part of depreciation. At December 31, 1996, the accumulated provision for depreciation included approximately $31.1 million accrued for the cost of removal, net of salvage for nonnuclear generation property.

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

     H.REGULATORY ACCOUNTING AND ASSETS
       The accounting policies of PSNH and the accompanying financial statements conform to generally accepted accounting principles applicable to rate regulated enterprises and reflect the effects of the ratemaking process in accordance with SFAS 71, "Accounting for the Effects of Certain Types of Regulation." Assuming a cost-of-service based regulatory structure, regulators may permit incurred costs, normally treated as expenses, to be deferred and recovered through future revenues. Through their actions, regulators may also reduce or eliminate the value of an asset, or create a liability. If any portion of the company's operations were no longer subject to the provisions of SFAS 71, as a result of a change in the cost-of-service based regulatory structure or the effects of competition, the company would be required to write off related regulatory assets and liabilities. The company continues to believe that its use of regulatory accounting remains appropriate.

       SFAS 121 requires the evaluation of long-lived assets, including regulatory assets, for impairment when certain events occur or when conditions exist that indicate the carrying amounts of assets may not be recoverable. SFAS 121 requires that any long-lived assets which are no longer probable of recovery through future revenues be revalued based on estimated future cash flows. If the revaluation is less than the book value of the asset, an impairment loss would be charged to earnings.
       The implementation of SFAS 121 did not have a material impact on the company's financial position or results of operations as of December 31, 1996. Management continues to believe that it is probable that PSNH will recover its investments in long-lived assets through future revenues. This conclusion may change in the future as competitive factors influence wholesale and retail pricing in the electric utility industry or if the cost-of-service based regulatory structure were to change.

       The components of PSNH's regulatory assets are as follows:


           At December 31,                             1996            1995
                                                     (Thousands of Dollars)
       Recoverable energy costs, net
        (Note 1K)...............................    $211,236        $220,093
       Income taxes, net (note 1I)..............     151,431         192,690
       Unrecovered contractual
         obligations (Note 4)...................      50,271          18,814
       Deferred costs, nuclear
         plants (Note 2)........................     269,233         246,586

       Other....................................       2,333           2,404

                                                    $684,504        $680,587



       For more information on the Company's regulatory environment and the potential impacts of restructuring, see Note 10A, "Commitments and Contingencies - Restructuring," Note 12, "Subsequent Event," and Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A).



I.    INCOME TAXES
       The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of taxable income) is accounted for in accordance with the ratemaking treatment of the applicable regulatory commissions. The adoption of SFAS 109, "Accounting for Income Taxes," in 1993 increased the company's net deferred tax asset for net operating losses (NOLs) previously not recognized. As the potential benefit is being given to customers through rates, PSNH established an associated regulatory liability.
       The adoption of SFAS 109 also increased deferred tax liabilities and as it is probable that the increase in deferred tax liabilities will be recovered from customers through rates, PSNH established a regulatory asset.


       The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, which give rise to the accumulated deferred tax obligation is as follows:

       At December 31,                                  1996           1995
                                                       (Thousands of Dollars)

       Accelerated depreciation and
         other plant-related differences ..........   $225,263       $ 231,126
       NOL carryforwards ..........................    (94,149)       (191,873)
       Regulatory assets - income tax
         gross up .................................     68,652          85,192
       Other ......................................     58,551         104,612

                                                      $258,317       $ 229,057



       At December 31, 1996, PSNH had a NOL carryforward of approximately $292 million, which can be used against PSNH's federal taxable income and which, if unused, expires between the years 2000 and 2006. PSNH also had Investment Tax Credit (ITC) carryforwards of $42 million, which if unused, expires between the years 1997 and 2004. For a portion of the carryforward amounts indicated above, the reorganization of PSNH under Chapter 11 of the United States Bankruptcy Code limits the annual amount of NOL and ITC carryforwards that may be used. Approximately $31 million of the NOL and $11 million of the ITC carryforwards are subject to this limitation. See Note 12, "Subsequent Event," for the possible impacts on the company from the NHPUC's decision related to industry restructuring.

J.     UNAMORTIZED ACQUISITION COSTS
       The unamortized acquisition costs represent the aggregate value placed by the 1989 rate agreement with the state of New Hampshire (Rate
       Agreement) on PSNH's assets in excess of the net book value of PSNH's non-Seabrook assets, plus the $700-million value assigned to Seabrook by the Rate Agreement, as part of the bankruptcy resolution on June 5, 1992 (Acquisition Date). The Rate Agreement provides for the recovery, through rates, with a return, of the unamortized acquisition costs.
       The Rate Agreement provides that $425 million of the unamortized acquisition costs be amortized over the first seven years after PSNH's May 16, 1991 reorganization from bankruptcy (Reorganization Date), with the remaining amount to be amortized over the 20-year period after the Reorganization Date. As of December 31, 1996, approximately $501.6 million of acquisition costs have been collected through rates.

     K.RECOVERABLE ENERGY COSTS
       Under the Energy Policy Act of 1992 (Energy Act), PSNH is assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (D&D assessment). The Energy Act requires that regulators treat D&D assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates, like any other fuel cost. PSNH is currently recovering these costs through rates. As of December 31, 1996, PSNH's total D&D deferrals were approximately $0.2 million.

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

       The costs associated with purchases from nonutility generators (NUGs) over the level assumed in the Rate Agreement are deferred and recovered through the FPPAC. PSNH has been renegotiating the rate orders mandating the purchase of high-cost NUG power. The NHPUC has approved an amendment to the Rate Agreement allowing settlement agreements to be implemented with two wood-fired NUGs. Pursuant to the 1994 settlement agreements, the two NUGs that were settled gave up their rights to sell their output to PSNH in exchange for lump-sum cash payments totaling approximately $40 million. The deferred buyout payments are included as part of PSNH's recoverable energy costs. During the Rate Agreement's fixed-rate period, all of the savings from the buyout will be used to reduce PSNH's recoverable energy costs. At the end of the fixed-rate period, 50 percent of the savings will be used to reduce the recoverable energy costs, with the remainder reducing current rates. PSNH has also reached tentative agreements with the six remaining wood-fired NUGs. These agreements are subject to NHPUC approval. In January, 1997, the NHPUC issued an order approving one of the six NUG settlements. However, the conditions imposed within the order, along with the uncertainty caused by industry restructuring proceedings, may impede PSNH's ability to move forward with the settlements.

       At December 31, 1996, PSNH's net recoverable energy costs were approximately $211.2 million, including purchased power deferrals of $183.4 million and the NUGs deferred buyout payments of $27.6 million.

       For further information on recoverable energy costs, see the MD&A.  See
       Note 12, "Subsequent Event" for the possible impacts on the company of the NHPUC's decision related to industry restructuring.



2.     SEABROOK POWER CONTRACTS

       PSNH and NAEC have entered into two power contracts that obligate PSNH to purchase NAEC's 35.98 percent ownership of the capacity and output of Seabrook for the term of Seabrook's Nuclear Regulatory Commission (NRC) operating license. Under these power contracts, PSNH is obligated to pay NAEC's cost of service during this period, regardless of whether Seabrook 1 is operating. NAEC's cost of service includes all of its Seabrook-related costs, including operation and maintenance (O&M) expenses, fuel expense, income and property tax expense, depreciation expense, certain overhead and other costs and a return on its allowed investment.

       PSNH has included its right to buy power from NAEC on its Balance Sheets as part of utility plant and regulatory assets with a corresponding obligation. At December 31, 1996, this right was valued at approximately $910.9 million.

       The contracts established the value of the initial investment in Seabrook (initial investment) at $700 million. As prescribed by the Rate Agreement, as of May 1, 1996, NAEC phased into rates 100 percent of the recoverable portion of its investment in Seabrook 1. This plan is in compliance with SFAS 92,"Regulated Enterprises-Accounting for Phase-in Plans." From the Acquisition Date through December 31, 1996, NAEC recorded $185.1 million of deferred return on its investment in Seabrook
       1. In addition, NAEC's utility plant includes $84.1 million of deferred return that was transferred as part of the Seabrook plant assets to NAEC on the Acquisition Date. The deferred return, including the portion transferred to NAEC, will be recovered with carrying charges beginning December 1, 1997, and will be fully recovered by May 2001. NAEC depreciated its initial investment over the term of Seabrook 1's operating license (39 years), and any subsequent plant additions are depreciated on a straight-line basis over the remaining term of the power contracts at the time the subsequent additions are placed in service.

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


       Contract payments charged to operating expenses are approximately:

     Year                                                    Contract Payments
                                                          (Thousands of Dollars)

     1996.................................                        $159,000
     1995.................................                         154,000
     1994.................................                         143,000

   Interest included in the contract payment was $55 million in 1996, $51 million in 1995, and $43 million in 1994.

   Future minimum payments, excluding executory costs, such as property taxes, state use taxes, insurance and maintenance, under the terms of the contracts, as of December 31, 1996, are approximately:

     Year                                        Seabrook Power Contracts
                                                  (Thousands of Dollars)


     1997   ................................           $   91,000
     1998   ................................              148,000
     1999   ................................              146,000
     2000   ................................              144,000
     2001   ................................               95,000
     After 2001.............................            1,149,200


     Future minimum payments................            1,773,200

     Less amount representing interest......              862,200



     Present value of Seabrook Power
       Contracts payments ..................           $  911,000



   See Note 12, "Subsequent Event" for the possible impacts the NHPUC's restructuring decision may have on the Seabrook Power Contracts.

3. LEASES

   PSNH has entered into lease agreements, some of which are capital leases, for the use of data processing and office equipment, vehicles and office space. The provisions of these lease agreements generally provide for renewal options. The following rental payments have been charged to expense:

   Year                       Capital Leases      Operating Leases


   1996...................     $1,105,000             $4,884,000
   1995...................      1,103,000              5,291,000
   1994...................      1,061,000              4,255,000

   Interest included in capital lease rental payments was $292,000 in 1996, $351,000 in 1995, and $394,000 in 1994.

   Future minimum rental payments, excluding executory costs, such as property taxes, state use taxes, insurance and maintenance, under long-term noncancellable leases, as of December 31, 1996, are:

   Year                       Capital Leases      Operating Leases
                                    (Thousands of Dollars)

   1997.......................     $1,500             $ 7,100
   1998.......................      1,500               5,600
   1999.......................      1,200               4,800
   2000.......................      1,000               4,200
   2001.......................      1,000               3,800
   After 2001 ................        700               9,100

   Future minimum lease
     payments ................     $6,900             $34,600

   Less amount representing
    interest .................      3,200

   Present value of future
     minimum lease payments ..     $3,700



   It is possible that certain operating lease payments related to NUSCO leases will be accelerated from future years into 1997. See Note 10H, "The Rocky River Realty Company - Obligations" for additional information.



4. NUCLEAR DECOMMISSIONING

   Millstone and Seabrook: Millstone 3 and Seabrook 1 have service lives that are expected to end during the years 2025 and 2026, respectively. Upon retirement, these units must be decommissioned. Decommissioning studies prepared in 1996 concluded that complete and immediate dismantlement at retirement continues to be the most viable and economic method of decommissioning Millstone 3 and Seabrook 1. Decommissioning studies are reviewed and updated periodically to reflect changes in decommissioning requirements, costs, technology and inflation.

   The estimated cost of decommissioning PSNH's 2.85 percent ownership share of Millstone 3 and NAEC's 35.98 percent share of Seabrook 1, in year-end 1996 dollars, is $13.2 million and $162.1 million, respectively. Millstone 3 and Seabrook 1 decommissioning costs will be increased annually by their respective escalation rates. PSNH's Millstone 3 decommissioning costs are accrued over the expected service life of the unit and are included in depreciation expense on its Statements of Income. Nuclear decommissioning costs related to PSNH's share of Millstone 3 amounted to $0.4 in 1996 and $0.3 million in 1995 and 1994. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation on PSNH's Balance Sheets. At December 31, 1996, the balance in the accumulated reserve for decommissioning amounted to $3.2 million.

   PSNH makes payments to an independent decommissioning trust for its portion of the costs of decommissioning Millstone 3. Funding of the estimated decommissioning costs assumes levelized collections for Millstone 3 and escalated collections for Seabrook 1, and after-tax earnings on the Millstone and Seabrook decommissioning funds of 5.8 percent and 6.5 percent, respectively. Under the terms of the Rate Agreement, PSNH is obligated to pay NAEC's share of Seabrook's decommissioning costs, even if the unit is shut down prior to the expiration of its operating license. Accordingly, NAEC bills PSNH directly for its share of the costs of decommissioning Seabrook 1. PSNH records its Seabrook decommissioning costs as a component of purchased power expense on its Statements of Income. Under the Rate Agreement, PSNH's Seabrook decommissioning costs are recovered through base rates.

   As of December 31, 1996, PSNH collected through rates approximately $2.2 million toward the future decommissioning costs of its share of Millstone 3, which has been transferred to the external decommissioning trust. Earnings on the decommissioning trust increase the decommissioning trust balance and the accumulated reserve for decommissioning. Unrealized gains and losses associated with the decommissioning trust and financing fund also impact the balance of the trust and the accumulated reserve for decommissioning.

   As of December 31, 1996, NAEC has paid approximately $16.6 million (including payments made prior to the Acquisition Date by PSNH), into Seabrook 1's decommissioning financing fund.

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

   MY and VY: Each Yankee company owns a single nuclear generating unit. MY and VY have service lives that are expected to end in 2008 and 2012, respectively. PSNH's ownership share of estimated costs, in year-end 1996 dollars, of decommissioning the units owned and operated by MY and VY is $18.5 million and $14.6 million, respectively. Under the terms of the contracts with the Yankee companies, the shareholders-sponsors are responsible for their proportionate share of the operating costs of each unit, including decommissioning. The nuclear decommissioning costs of the Yankee companies are included as part of the cost of power purchased by PSNH.

   CY and YAEC: On December 4, 1996, the board of directors of CY voted unanimously to cease permanently the production of power at its nuclear plant. The system companies relied on CY for approximately three percent of their capacity.

   CY has undertaken a number of regulatory filings intended to implement the decommissioning and the recovery of remaining assets of CY. During late December, 1996, CY filed an amendment to its power contracts to clarify the obligations of its purchasing utilities following the decision to cease power production. At December 31, 1996, the estimated obligation, including decommissioning amounted to $762.8 million of which PSNH's share was approximately $38.1 million.

   YAEC is in the process of decommissioning its nuclear facility. At December 31, 1996, the estimated remaining costs, including decommissioning, amounted to $173.3 million of which PSNH's share was approximately $12.1 million.

   Management expects that PSNH will continue to be allowed to recover these costs from its customers. Accordingly, PSNH has recognized these costs as regulatory assets, with corresponding obligations, on its Balance Sheets.

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

5. SHORT-TERM DEBT

   The amount of short-term borrowings that may be incurred by PSNH is subject to periodic approval by the SEC under the 1935 Act or by the NHPUC. PSNH was authorized, under a waiver from the NHPUC, as of January 1, 1997 to incur short-term borrowings up to a maximum of $225 million. The NHPUC borrowing limit will be reduced to $125 million effective May 1997.

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

   Money Pool: Certain subsidiaries of NU, including PSNH, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily Federal Funds rate. However, borrowings based on loans from NU parent bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 1996 and 1995, PSNH had no outstanding borrowings from the Pool.

   Maturities of PSNH's short-term debt obligations were for periods of three months or less.

6. EMPLOYEE BENEFITS

   A.  PENSION BENEFITS
       PSNH participates in a uniform noncontributory defined benefit retirement plan covering all regular system employees. Benefits are based on years of service and employees' highest eligible compensation during 60 consecutive months of employment. The company's direct portion of the system's pension cost, part of which was charged to utility plant, approximated $6.2 million in 1996, $2.3 million in 1995 and $4.4 million in 1994. Pension costs for 1996 and 1994 included approximately $1.9 million related to workforce reduction programs.

       Currently, PSNH funds annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets. Pension assets are invested primarily in domestic and international equity securities and bonds.


       The components of net pension cost for PSNH are:


     For the Years Ended December 31,             1996        1995        1994
                                                    (Thousands of Dollars)

     Service cost............................  $  6,161    $  3,462    $  5,531
     Interest cost...........................    12,808      11,923      11,129
     Return on plan assets...................   (24,393)    (33,156)        246
     Net amortization........................    11,608      20,108     (12,526)

     Net pension cost........................  $  6,184    $  2,337    $  4,380



   For calculating pension cost, the following assumptions were  used:

     For the Years Ended December 31,              1996       1995       1994

     Discount rate............................    7.50%      8.25%       7.75%
     Expected long-term rate of return........    8.75       8.50        8.50
     Compensation/progression rate............    4.75       5.00        4.75


   The following table represents the plan's funded status reconciled to the Balance Sheets:

       At December 31,                            1996           1995
                                                 (Thousands of Dollars)

       Accumulated benefit obligation,
         including vested benefits at
         December 31, 1996 and 1995 of
         $131,624,000 and $123,475,000,
         respectively ........................   $ 143,377       $133,840



       Projected benefit obligation ..........     179,192       $169,040
       Market value of plan assets ...........     173,035        159,094

       Market value in excess of
         projected benefit obligation ........      (6,157)        (9,946)
       Unrecognized transition amount ........       4,337          4,671
       Unrecognized prior service costs ......       8,135          5,428
       Unrecognized net gain .................     (51,105)       (38,759)

       Accrued pension liability .............    ($44,790)      $(38,606)


   The following actuarial assumptions were used in calculating the plan's year-end funded status:

       For the Years Ended December 31,            1996            1995


     Discount rate............................     7.75%            7.50%
     Compensation/progression rate............     4.75             4.75


  B.   POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
       PSNH provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees (referred to as SFAS 106 benefits). These benefits are available for employees retiring from the company who have met specified service requirements. For current employees and certain retirees, the total SFAS 106 benefit is limited to two times the 1993 per-retiree health care costs. The SFAS 106 obligation has been calculated based on this assumption. PSNH's direct portion of SFAS 106 benefits, part of which was deferred or charged to utility plant, approximated $6.2 million in 1996, $7.2 million in 1995 and $7.6 million in 1994.

       PSNH is funding SFAS 106 postretirement costs through external trusts. The company is funding, on an annual basis, amounts that have been rate-recovered and which also are tax-deductible under the Internal Revenue Code. The trust assets are invested primarily in equity securities and bonds.

       The components of health care and life insurance costs are:


       For the Years Ended December 31,           1996         1995       1994
                                                     (Thousands of Dollars)

       Service cost .......................      $  914       $  933     $  971
       Interest cost ......................       3,559        4,063      3,844
       Return on plan assets ..............      (1,720)      (1,694)        37
       Amortization of unrecognized
         transition obligation ............       2,941        2,941      2,941
       Other amortization, net ............         547          998       (206)

       Net health care and life
         insurance costs ..................      $6,241       $7,241     $7,587



       For calculating PSNH's SFAS 106 benefit costs, the following assumptions were used:



       For the Years Ended December 31,           1996        1995        1994


       Discount rate ......................       7.50%       8.00%       7.75%
       Long-term rate of return -
          Health assets, net of tax .......       5.25        5.00        5.00
          Life assets .....................       8.75        8.50        8.50



       The following table represents the plan's funded status reconciled to the Balance Sheets:

       At December 31,                                   1996           1995
                                                         (Thousands of Dollars)
       Accumulated postretirement benefit
         obligation of:
          Retirees ........................           $38,245          $ 44,985
          Fully eligible active
            employees .....................                22                27
          Active employees not
            eligible to retire ............             9,696            10,627


       Total accumulated post-
         retirement benefit
         obligation .......................            47,963            55,639

       Market value of plan assets ........            17,882            11,743

       Accumulated postretirement
         benefit obligation in
         excess of plan assets ............           (30,081)          (43,896)
       Unrecognized transition
         amount ...........................            47,049            49,989
       Unrecognized net gain ..............           (17,139)           (8,373)

       Accrued postretirement benefit
         liability ........................           $  (171)         $ (2,280)



     The following actuarial assumptions were used in calculating the plan's year-end funded status:


       At December 31,                                  1996              1995


       Discount rate ...............................    7.75%             7.50%
       Health care cost trend rate (a) .............    7.23              8.40


       (a) The annual growth in per capita cost of covered health care benefits was assumed to decrease to 4.91 percent by 2001.


       The effect of increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996, by $3.1 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $0.3 million. The trust holding the health plan assets is subject to federal income taxes at a 39.6 percent tax rate.

       PSNH is currently recovering SFAS 106 costs, including amounts previously deferred.

7.  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION

    Details of preferred stock subject to mandatory redemption are:

                                  Shares
                                 Outstanding             December 31,
   Description                December 31, 1996    1996        1995       1994
                                                     (Thousands of Dollars)

   10.60%
   Series A of 1991 .........    5,000,000       $125,000    $125,000   $125,000

   Less preferred stock
     to be redeemed
     within one year ........    1,000,000         25,000        -          -


   Total preferred stock
     subject to
     mandatory redemption ...                    $100,000    $125,000   $125,000



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


8. LONG-TERM DEBT

   Details of long-term debt outstanding are:
     December 31,
                                                            1996         1995
                                                          (Thousands of Dollars)
   First Mortgage Bonds:
    8 7/8%  Series A, due 1996.......................    $   -         $172,500
    9.17%     Series B, due 1998.....................     170,000       170,000

            Total First Mortgage Bonds...............     170,000       342,500

   Pollution Control Revenue Bonds:
   7.65%    Tax-Exempt Series A, due 2021............      66,000        66,000
   7.50%    Tax-Exempt Series B, due 2021............     108,985       108,985
   7.65%    Tax-Exempt Series C, due 2021............     112,500       112,500
   Adjustable Rate, Taxable, Series D,
     due 2021 .......................................      39,500        39,500
   Adjustable Rate, Taxable, Series E,
     due 2021 .......................................      69,700        69,700
   Adjustable Rate, Tax-Exempt, Series D,
     due 2021 .......................................      75,000        75,000
   Adjustable Rate, Tax-Exempt, Series E
     due 2021 .......................................      44,800        44,800

   Less:  Amounts due within one year ...............         -         172,500

          Long-term debt, net .......................    $686,485      $686,485



   Long-term debt maturities and cash sinking-fund requirements on debt outstanding at December 31, 1996 aggregate approximately $170 million for 1998. There are neither sinking-fund requirements nor debt maturities existing for the years 1997, and 1999 through 2001. Also, there are annual renewal and replacement fund requirements equal to 2.25 percent of the average of net depreciable property owned by PSNH at the reorganization date, plus cumulative gross property additions thereafter. PSNH expects to meet these future fund requirements by certifying property additions. Any deficiency would need to be satisfied by the deposit of cash or bonds.

   Essentially, all utility plant of PSNH is subject to the lien of its first mortgage bond indenture. PSNH's Revolving Credit Facility has a second lien, junior to the lien of its first mortgage bond indenture, on all PSNH property located in New Hampshire which will expire in April 1999. At December 31, 1996, there were no borrowings under the Revolving Credit Facility.

   Concurrent with the issuance of PSNH's Series A and B First Mortgage Bonds, PSNH entered into financing arrangements with the Business Finance Authority of the state of New Hampshire (BFA). Pursuant to these arrangements, the BFA issued seven series of Pollution Control Revenue Bonds (PCRBs) and loaned the proceeds to PSNH. At December 31, 1996, $516.5 million of PCRBs were outstanding. The average effective interest rates on the variable-rate pollution control notes ranged from 3.5 percent to 5.5 percent for 1996, and from 3.9 percent to 6.1 percent for 1995. PSNH's obligation to repay each series of PCRBs is secured by a series of First Mortgage Bonds that were issued under its indenture. Each such series of First Mortgage Bonds contains terms and provisions with respect to maturity, principal payment, interest rate, and redemption that correspond to those of the applicable series of PCRBs. For financial reporting purposes, these bonds would not be considered outstanding unless PSNH fails to meet its obligations under the PCRBs.


   The Series B First Mortgage Bond is not redeemable prior to its maturity except in limited circumstances. The PCRBs, except for Series D and E, are redeemable on or after May 1, 2001, at the option of the company with accrued interest and at specified premiums. Under current interest rate elections by PSNH, the Series D and E PCRBs are redeemable, at par plus accrued interest at the end of each interest-rate period. Future interest-rate elections by PSNH could significantly defer or eliminate the availability of optional redemptions by PSNH, and could affect costs as well.

9. INCOME TAX EXPENSE

   The components of the federal and state income tax provisions charged to operations are:


   For the Years Ended December 31,               1996        1995        1994
                                                     (Thousands of Dollars)

   Current income taxes:
     Federal ................................   $(4,978)     $(1,166)   $   368
     State ..................................    (1,605)       1,767      1,219
       Total current ........................    (6,583)         601      1,587


   Deferred income taxes, net:
     Federal ................................    94,922       72,147     63,941
     State ..................................       272       (1,606)     3,666
       Total deferred  ......................    95,194       70,541     67,607

   Investment tax credits, net ..............      (548)        (555)      (560)
   Total income tax expense .................   $88,063      $70,587    $68,634



   The components of total income tax expense are classified as follows:

   Income taxes charged to operating
    expenses ................................   $80,340      $69,817    $68,088
   Other income taxes .......................     7,723          770        546

   Total income tax expense .................   $88,063      $70,587    $68,634




   Deferred income taxes are comprised of the tax effects of temporary differences as follows:


   For the Years Ended December 31,               1996         1995      1994
                                                    (Thousands of Dollars)

   Depreciation .............................   $(1,055)     $ 1,294   $ 2,701
   Deferred tax asset associated
     with NOL ...............................    96,756       57,543    23,611
   Energy adjustment clauses ................   (10,716)       5,098    30,954
   Amortization of regulatory
     settlement .............................    11,501       11,501    11,501
   Other ....................................    (1,292)      (4,895)   (1,160)


   Deferred income taxes, net ...............   $95,194      $70,541   $67,607



   A reconciliation between income tax expense and the expected tax expense at the applicable statutory rate is as follows:

   For the Years Ended December 31,               1996        1995       1994
                                                     (Thousands of Dollars)

   Expected federal income tax at
     35 percent of pretax income .............   $64,616     $53,845    $51,127
   Tax effect of differences:
     Depreciation ............................     1,896       1,868      1,407
     Amortization of acquisition costs .......    31,410      31,522     31,508
     Seabrook intercompany loss ..............    (7,504)    (13,048)   (19,637)
     Investment tax credit amortization ......      (548)       (555)      (560)
     State income taxes, net of
       federal benefit .......................      (867)        105      3,175
     Other, net ..............................      (940)     (3,150)     1,614

   Total income tax expense ..................   $88,063     $70,587    $68,634



10.  COMMITMENTS AND CONTINGENCIES

     A.RESTRUCTURING
       New Hampshire: The 1996 restructuring legislation that the NHPUC is charged with implementing provides that the NHPUC may not adopt a restructuring plan that imposes a severe financial hardship on a utility. NU management has testified that the implementation of certain methodologies would result in a significant loss to PSNH. If these losses were to result in the triggering of acceleration rights that PSNH's creditors have and, if any single significant creditor demanded payment because of the triggering of acceleration rights, all other major creditors would immediately follow and PSNH and NAEC bankruptcy filings would be unavoidable.

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

       See Note 12, "Subsequent Event" for the possible impacts on PSNH and NAEC of the NHPUC's decision related to industry restructuring.


     B.NUCLEAR PERFORMANCE
       Millstone: The three Millstone units are managed by NNECO. Millstone 1, 2 and 3 have been out of service since November 4, 1995, February 21, 1996 and March 30, 1996, respectively, and are on the NRC's watch list. PSNH's ownership interest in the Millstone units is limited to a 2.85 percent joint ownership interest in Millstone 3. NU has restructured its nuclear organization and is currently implementing comprehensive plans to restart the units.

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

       NU is currently incurring substantial costs, including replacement power costs, while the three Millstone units are not operating. Management does not expect to recover a substantial portion of these costs. NU expensed approximately $179 million of incremental nonfuel nuclear O&M costs in 1996 including a reserve of $63 million against 1997 expenditures, of which PSNH's share of these costs is $3.0 million. Management estimates NU will expense approximately $386 million of nonfuel nuclear O&M costs in 1997 of which PSNH's share of these costs will be approximately $4.0 million.

       As discussed above, management cannot predict when the NRC will allow any of the Millstone units to return to service and thus cannot estimate the total replacement power costs the companies will ultimately incur. At December 31, 1996, NU had expensed incremental replacement power costs associated with the Millstone outages of approximately $260 million. To date, PSNH's share of replacement power costs has not been material. PSNH's share of replacement power costs is not expected to be material for 1997, while Millstone 3 is out of service. Management believes the system has sufficient resources to fund the restoration of the Millstone units to service under its present timetable.

       MY: The NU system relies on MY for approximately two percent of its capacity. The MY nuclear generating plant has been limited to operating at 90 percent of capacity since early 1996, pending the resolution of issues related to investigations initiated by the NRC, and on December 6, 1996, was taken off line to resolve cable-separation and associated issues. The NRC has notified MY that the NRC staff has placed the MY plant on its watch list. Returning the plant to service will require NRC approval. Management cannot predict when MY's plant will be allowed to return to service and expects there will be substantial costs associated with the NRC's action that cannot be accurately estimated at this time.

     C.ENVIRONMENTAL MATTERS
       PSNH is subject to regulation by federal, state and local authorities with respect to air and water quality, the handling and disposal of toxic substances and hazardous and solid wastes, and the handling and use of chemical products. PSNH has an active environmental auditing and training program and believes that it is in substantial compliance with current environmental laws and regulations.

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

       PSNH has recorded a liability based upon currently available information for what it believes are its estimated environmental remediation costs that it expects to incur for waste disposal sites. In most cases, additional future environmental cleanup costs are not reasonably estimable due to a number of factors, including the unknown magnitude of possible contamination, the appropriate remediation methods, the possible effects of future legislation or regulation and the possible effects of technological changes. At December 31, 1996, the net liability recorded by PSNH for its estimated environmental remediation costs, excluding any possible insurance recoveries or recoveries from third parties, amounted to approximately $4.6 million, which management has determined to be the most probable amount within the range of $4.6 million to $5.0 million.

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

     D.NUCLEAR INSURANCE CONTINGENCIES
       Under certain circumstances, in the event of a nuclear incident at one of the nuclear facilities covered by the federal government's third-party liability indemnification program, the company could be assessed in proportion to its ownership interest in each nuclear unit up to $75.5 million, not to exceed $10.0 million per nuclear unit in any one year. Under the terms of the power contracts with NAEC, PSNH could be obligated to pay for any assessment charged to NAEC as a "cost of service." Based on its ownership interest in Millstone 3 and NAEC's ownership interest in Seabrook 1, PSNH's maximum liability, including any additional potential assessments, would be $30.8 million per incident. In addition, through power purchase contracts with MY, VY and CY, PSNH would be responsible for up to an additional $11.1 million per incident. Payments for PSNH's ownership interest in nuclear generating facilities would be limited to a maximum of $5.3 million per incident per year.

       Insurance has been purchased to cover the primary cost of repair, replacement or decontamination of utility property resulting from insured occurrences at Millstone 3. PSNH is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessment against PSNH with respect to losses arising during the current policy year is approximately $0.5 million under the primary property insurance program.

       Insurance has been purchased to cover certain extra costs incurred in obtaining replacement power during prolonged accidental outages and the excess cost of repair, replacement, or decontamination or premature decommissioning of utility property resulting from insured occurrences. PSNH is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessments against PSNH (including costs resulting from PSNH's contracts with NAEC), with respect to losses arising during current policy years are approximately $1.9 million under the replacement power policies and $7.3 million under the excess property damage, decontamination and decommissioning policies. Although PSNH has purchased the limits of coverage currently available from the conventional nuclear insurance pools, the cost of a nuclear incident could exceed available insurance proceeds.

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

     E.CONSTRUCTION PROGRAM
       The construction program is subject to periodic review and revision by management. PSNH currently forecasts construction expenditures of $206.0 million for the years 1997-2001, including $35.0 million for 1997. In addition, the company estimates that nuclear fuel requirements, for its share of Millstone 3, will be $4.2 million for the years 1997-2001, including $0.4 million for 1997.

     F.LONG-TERM CONTRACTUAL ARRANGEMENTS
       Yankee Companies: PSNH, along with CL&P and WMECO, relies on MY and VY for approximately three percent of their capacity under long-term contracts. Under the terms of their agreements, the system companies pay their ownership (or entitlement) shares of costs, which include depreciation, O&M expenses, taxes, the estimated cost of decommissioning and a return on invested capital. These costs are recorded as purchased power expense and recovered through the company's rates. PSNH's total cost of purchases under contracts with the Yankee companies, excluding YAEC, amounted to $25.0 million in 1996, $26.4 million in 1995, and $23.4 million in 1994. See Note 1E, "Summary of Significant Accounting Policies-Investments and Jointly Owned Electric Utility Plant," and Note 4, "Nuclear Decommissioning," for more information on the Yankee companies.

       Nonutility Generators: PSNH has entered into various arrangements for the purchase of capacity and energy from NUGs. These arrangements have terms from 20 to 30 years, currently expiring in the years 1998 through 2023, and require PSNH to purchase the energy at specified prices or formula rates. For the 12 months ended December 31, 1996, approximately 13 percent of the system electricity requirements were met by NUGs. PSNH's total cost of purchases under these arrangements amounted to $139.1 million in 1996, $129.6 million in 1995, and $130.0 million in 1994. These costs are eventually recovered through the company's rates. For additional information, see Note 1K, "Summary of Significant Accounting Policies-Recoverable Energy Costs."

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

       Hydro-Quebec: Along with other New England utilities, PSNH, CL&P, WMECO, and HWP have entered into agreements to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. PSNH is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M and capital costs of these facilities.

       The estimated annual costs of PSNH's significant long-term contractual arrangements are as follows:



                                          1997    1998    1999    2000   2001
                                                  (Millions of Dollars)

       MY and VY .....................    $17.5   $14.9   $17.1   $17.0  $ 13.9
       Nonutility Generators .........    134.0   137.0   141.0   145.0   149.0
       NHEC ..........................     22.7    29.8    29.9    14.6     -
       Hydro-Quebec ..................     10.6    10.3    10.0     9.8     9.5


       For additional information regarding the recovery of purchased power costs, see Note 1K, "Summary of Significant Accounting Policies - Recoverable Energy Costs."

     G.DEFERRED RECEIVABLE FROM AFFILIATED COMPANY
       At the time PSNH emerged from bankruptcy on May 16, 1991, in accordance with the phase-in under the Rate Agreement, it began accruing a deferred return on a portion of its Seabrook investment. From May 16, 1991 to the Acquisition Date, PSNH accrued a deferred return of $50.9 million. On the Acquisition Date, PSNH sold the $50.9 million deferred return to NAEC as part of the Seabrook-related assets.

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

       On the Acquisition Date, PSNH recorded the $32.9 million of income taxes associated with the deferred return as a deferred receivable from NAEC, with a corresponding entry to deferred revenue, on its Balance Sheet. In 1993, due to changes in tax rates, this amount was adjusted to $33.2 million. See Note 12, "Subsequent Event" for the possible impacts of the NHPUC's decision related to industry restructuring on this intercompany transaction between PSNH and NAEC.

     H.THE ROCKY RIVER REALTY COMPANY - OBLIGATIONS
       The Rocky River Realty Company (RRR) provides real estate support services which includes the leasing of property and facilities used by system companies. RRR is the obligor under financing arrangements for certain system facilities. Under those financing arrangements, the holders of notes for $38.4 million would be entitled to request that RRR repurchase the notes if any major subsidiary of NU (as defined by the notes) has debt ratings below investment grade as of any year-end during the term of the financing. The notes are secured by real estate leases between RRR as lessor and NUSCO as lessee. The leases provide for the acceleration of rent equal to RRR's note obligations if RRR is unable to repay the obligation. The operating companies, primarily CL&P, WMECO and PSNH may be billed by NUSCO for their proportionate share of the accelerated lease obligations if the rateholders request repurchase of the notes. NU has guaranteed the notes.

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

11.FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

   Cash and nuclear decommissioning trusts: The carrying amounts approximate fair value.

   SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," requires investments in debt and equity securities to be presented at fair value. Unrealized gains and losses resulting from the use of SFAS 115 accounting have not been material.

   Preferred stock and long-term debt: The fair value of PSNH's fixed-rate securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value. The carrying amounts of PSNH's financial instruments and the estimated fair values are as follows:


                                                         Carrying         Fair
     At December 31, 1996                                 Amount         Value

                                                        (Thousands of Dollars)

     Preferred stock subject to
       mandatory redemption...........................  $125,000       $125,000

     Long-term debt - First Mortgage Bonds............   170,000        175,729

     Other long-term debt.............................   516,485        523,536





                                                        Carrying         Fair
     At December 31, 1995                                Amount         Value

                                                       (Thousands of Dollars)

     Preferred stock subject to
       mandatory redemption...........................  $125,000       $131,250

     Long-term debt - First Mortgage Bonds............   342,500        352,517

     Other long-term debt.............................   516,485        532,190



   The fair values shown above have been reported to meet the disclosure requirements and do not purport to represent the amounts at which those obligations would be settled.

12.  SUBSEQUENT EVENT

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

   The decision also contains rulings on numerous other issues that may have a substantial effect on the operations of PSNH. Included among these rulings are assertions that the Rate Agreement by and between PSNH's parent company, NU and the state of New Hampshire, which was an integral part of NU's acquisition of PSNH in 1992, is not binding on the state; the requirement that PSNH divest within two years from the inception of competition all of its owned-generation and all of its wholesale power contracts (including its contracts with NAEC for Seabrook output); a prohibition on the remaining distribution company and its affiliates from engaging in retail marketing or load aggregation services in New Hampshire; and a mandate for the filing of tariffs with the FERC for the provision of unbundled retail transmission service.

   On March 3, 1997, PSNH, NU, NAEC and NUSCO filed for a temporary restraining order, preliminary and permanent injunctive relief, and for declaratory judgment in the Federal District Court for New Hampshire.
   The case was subsequently transferred to Rhode Island. On March 10, 1997, the Chief Judge of the Rhode Island federal court issued a temporary restraining order which stayed the NHPUC's February 28, 1997 decision to the extent it established a rate setting methodology that is not designed to recover PSNH's costs of providing service and would require PSNH to
   write off any regulatory assets.   A hearing regarding the system
   plaintiffs' request for a preliminary injunction will be held in the same court on March 20, 1997.

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

   If the NHPUC's February 28, 1997 decision becomes effective, it would, unless PSNH received waivers from its respective lenders, result in (i) write-offs that would cause PSNH's common equity to fall below the contractual minimums, (ii) reductions in income that would cause PSNH's income to fall below the contractual minimums, (iii) potential violation of the contractual provisions with respect to actions depriving PSNH and NAEC of the benefits of the Rate Agreement, and (iv) the potential for cross defaults to other PSNH and NAEC financing documents. Substantially all of PSNH's and NAEC's debt obligations ($686 million of PSNH debt and $515 million of NAEC debt) would be affected. For these actions to be avoided, management believes that it is essential that the March 10, 1997 temporary restraining order issued by a federal court judge be extended and made applicable to the foregoing issues.

   If these events transpired and the requested court relief is not forthcoming, and if the creditors holding PSNH and NAEC debt obligations decide to exercise their rights to demand payment and not to forebear while the litigation is pending, then either creditors or PSNH and NAEC could initiate proceedings under Chapter 11 of the bankruptcy laws.

   PSNH and NAEC Report Considerations: As a result of the NHPUC decision and the potential consequences discussed above, the reports of our auditors on the individual financial statements of PSNH and NAEC contain explanatory paragraphs. Those explanatory paragraphs indicate that a substantial doubt exists currently about the ability of PSNH and NAEC to continue as going concerns. The accounts of PSNH and NAEC are included in the consolidated financial statements of NU on the basis of a going concern. While the effect of the implementation of that decision would have a material adverse impact on NU's financial position, results of operations and cash flows, it would not in and of itself result in defaults under borrowing or other financial agreements of NU or its other subsidiaries.





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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Public Service Company of New Hampshire as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12, on February 28, 1997 the State of New Hampshire Public Utilities Commission (the NHPUC) issued an order outlining its final plan to restructure the electric utility industry. The final plan announced a departure from cost-based ratemaking effective January 1, 1998, which, if implemented, would require the Company to discontinue the application of Financial Accounting Standard No. 71, "Accounting for the Effects of Certain Types of Regulation," (FAS 71). The implementation of the final plan, including the effect of the discontinuation of FAS 71, would result in after tax write-off of over $400 million. Such a write-off would cause the Company to be in technical default under financial covenants imposed by lenders, which, would, if not waived or renegotiated, give rise to the rights of lenders to accelerate the repayment of approximately $686 million of the Company's indebtedness and approximately $515 million of an affiliated company's indebtedness. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements referred to above do not include any adjustments that might result from this uncertainty.




                                       /s/  ARTHUR ANDERSEN LLP
                                            ARTHUR ANDERSEN LLP


Hartford, Connecticut
February 21, 1997 (except with respect to the matter discussed in Note 12, as to which the date is March 10, 1997)






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

FINANCIAL CONDITION

EARNINGS OVERVIEW
PSNH had net income of approximately $97 million in 1996, compared to approximately $83 million in 1995. PSNH's 1996 net income increased primarily due to lower interest on long-term debt and higher revenues, partially offset by increased operation and maintenance costs.

On February 28, 1997, the New Hampshire Public Utilities Commission (NHPUC) issued its orders for restructuring the state's electric utility industry, including setting interim stranded cost charges for PSNH. If the orders are implemented without modification, PSNH would be required to recognize write-offs of over $400 million, after taxes. PSNH filed for and received a temporary restraining order from the United States District Court, which stayed certain portions of the NHPUC's orders. If PSNH is unable to keep this stay in effect, receive another appropriate court action, or otherwise modify the orders, the write-off triggered by the orders would result in defaults which, if not waived or renegotiated, would give creditors the right to accelerate the repayment of over $1.2 billion of PSNH and North Atlantic Energy Corporation (NAEC)
                                       63
indebtedness. If the NHPUC's orders are implemented and the financial covenant defaults are not waived, there would be substantial doubt about the company's ability to continue as a going concern. See "Restructuring" for further information on the impact of the NHPUC's orders.

Retail kilowatt-hour sales increased by only 0.4 percent in 1996. Modest economic growth was partially offset by a pilot retail access program initiated in New Hampshire in June 1996; however, the pilot had little impact on 1996 financial results. Absent the negative effects of the pilot program, sales would have increased by 1.7 percent. In 1997, management expects that the New Hampshire economy will continue to experience modest economic growth.

RESTRUCTURING

GENERAL
The movement toward electric industry restructuring continues to gain momentum nationally as well as within New Hampshire. Factors that are driving the move toward restructuring, in the Northeast in particular, include legislative and regulatory actions and relatively high electricity prices. These actions will impact the way that PSNH has historically conducted its business. Although PSNH continues to operate under cost-of-service based regulation, recent actions taken by the NHPUC, have created uncertainty with respect to future rates and the recovery of strandable investments. Strandable investments are regulatory assets or other assets that would not be economical in a competitive environment. PSNH has exposure to strandable investments for its contractual obligation to NAEC for the Seabrook nuclear generating facility, state mandated purchased power arrangements that are priced above the market, significant regulatory assets that represent costs deferred by state regulators for future recovery and costs incurred and assets created in connection with the bankruptcy reorganization of PSNH and NU's acquisition of PSNH. PSNH's exposure to strandable investments and purchased power obligations exceeds its shareholder's equity. PSNH's ability to compete in a restructured environment would be negatively affected unless PSNH was able to recover substantially all of these past investments and commitments. Management believes that it is entitled to full recovery of its prudently incurred costs, including regulatory assets and other strandable investments, based on the general nature of public utility industry cost-of-service based regulation and PSNH's rate agreement that was entered into by NU, PSNH and the state of New Hampshire in 1989 (the Rate Agreement).

FEBRUARY 28, 1997 NHPUC ORDERS
On February 28, 1997, the NHPUC issued its orders for restructuring the state's electric utility industry and setting interim stranded cost charges for PSNH pursuant to legislation enacted in New Hampshire in 1996 (the Final Plan). The Final Plan would implement retail choice for all customers by January 1, 1998.

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

The Final Plan also contains rulings on numerous other issues that would, if put into effect, have a substantial effect on PSNH's operations. Included among these rulings are the requirement that PSNH divest within two years of the initiation of competition all of its owned generation and all of its wholesale power purchase contracts (including its contract with NAEC for Seabrook output); a prohibition on the remaining distribution company and its affiliates from engaging in retail marketing or load aggregation services; a mandate for the filing of tariffs with the Federal Energy Regulatory Commission
(FERC) for the provision of unbundled retail transmission service; and assertions that the Rate Agreement, which was an integral part of NU's acquisition of PSNH, is not binding on the state. The company will challenge these assertions.

PSNH must file revised interim stranded cost charges, in accordance with the terms of the Final Plan, by April 30, 1997. The Final Plan also requires each utility, including PSNH, to file comprehensive plans, by June 30, 1997, which comply with the Final Plan and supplemental orders. In addition, any jurisdictional utility that chooses to be a distribution company must submit a plan by December 31, 1997, to divest its generation and aggregation/marketing service functions by the end of the two-year period following the initiation of competition.

On March 3, 1997, PSNH, NU, NAEC and Northeast Utilities Service Company filed for a temporary restraining order, preliminary and permanent injunctive relief and for declaratory judgment in the United States District Court for New Hampshire. The case was subsequently transferred to Rhode Island. On March 10, 1997, the court issued a temporary restraining order, which stayed the NHPUC's February 28, 1997, orders to the extent they established a rate setting methodology that is not designed to recover PSNH's costs of providing service and would require PSNH to write off any regulatory assets under SFAS 71. An evidentiary hearing regarding the system plaintiffs' request for a preliminary injunction will be held on March 20, 1997. PSNH also intends to pursue claims for damages against the state of New Hampshire in the New Hampshire state court for abrogation of the 1989 Rate Agreement. The damage claims will be in the hundreds of millions of dollars. Management cannot predict the ultimate outcome of these actions.

If PSNH is unable to keep this stay in effect, or receive another appropriate court action, or otherwise modify the Final Plan, the write-off triggered by the Final Plan would result in defaults which, if not waived or renegotiated, would give creditors the right to accelerate the repayment of approximately $686 million of PSNH indebtedness and $515 million of NAEC indebtedness. These circumstances could force PSNH and NAEC to seek bankruptcy protection under Chapter 11 of the bankruptcy laws.

POTENTIAL ACCOUNTING IMPACTS
PSNH follows accounting principles in accordance with SFAS 71, which allows the economic effects of rate regulation to be reflected. Under these principles, regulators may permit incurred costs for certain events or transactions, which would be treated as expenses by nonregulated enterprises, to be deferred as regulatory assets and recovered through revenues at a later date.

If future competition or regulatory actions cause any portion of its operations to no longer be subject to SFAS 71, PSNH would no longer be able to recognize regulatory assets and liabilities for that portion of its business unless those costs would be recoverable by a portion of the business remaining on cost-of-service based regulation. Under its current regulatory environment, and subject to the successful resolution of the legal actions PSNH has taken with respect to the NHPUC's recent restructuring activities, management believes that PSNH's use of SFAS 71 remains appropriate.

If events create uncertainty about the recoverability of any of PSNH's remaining long-lived assets, PSNH would be required to determine the fair value of its long-lived assets, including regulatory assets, in accordance with SFAS 121. The implementation of SFAS 121 did not have a material impact on the company's financial position or results of operations as of December 31, 1996. Management believes it is probable that PSNH will recover its investments in long-lived assets through future revenues. This conclusion may change in the future as competitive factors influence wholesale and retail pricing in the electric utility industry or if the cost-of-service based regulatory structure were to change.

See the "Notes to Financial Statements" Note 1H, for further information on regulatory accounting.

RATE MATTERS
PSNH's Rate Agreement provides for seven base rate increases and a comprehensive fuel and purchased power adjustment clause (FPPAC). In June,1996, the final base rate increase of 5.5 percent went into effect . Although the FPPAC continues for an additional three years beyond the end of the fixed rate period, there is uncertainty regarding how it will function after that time. Given the completion of the fixed rate period, and the uncertainty surrounding the FPPAC, management expects to file a rate case with the NHPUC in May, 1997.

In June, 1996, the NHPUC ordered PSNH to refund, over 12 months, $41.5 million, (including $5 million of interest) related to small power producer costs which had been previously collected through the FPPAC.

See the "Notes to Financial Statements" Note 1K, for further information on the FPPAC.

COMPETITION
In addition to legislative and regulatory actions, competition in the electric utility industry continues to grow at a rapid pace as a result of technological advances; relatively high electricity prices in certain regions of the country, including New England; surplus generating capacity; and the increased availability of natural gas. Competitive forces in the electric utility industry have already caused some customers to choose alternative energy suppliers or relocate outside of PSNH's service territory. In response, PSNH is preparing for a competitive environment by expanding previously established programs and developing new ways to fortify its relationships with existing customers and attract new customers, both within and outside its service territory.

During 1996, PSNH continued to negotiate long-term power supply arrangements with certain large commercial and industrial retail customers that require an incentive to locate or expand their operations within PSNH's service territory, are considering leaving or reducing operations in the service territory, are facing short-term financial problems, or are considering generating their own electricity. Approximately 14 percent of PSNH's commercial and industrial retail revenues were under negotiated rate agreements at the end of 1996. In 1996, these negotiated rate reductions amounted to approximately $12.5 million, up from $8 million in 1995. These activities are expected to continue in 1997.

During 1996, the NU system devoted significantly more resources to its Retail Marketing Organization, whose primary mission is to provide value added energy solutions to customers. Training was emphasized for its 170 new employees, the majority of which are account executives charged with developing tailored solutions for the NU system's customers and positioning NU as a valuable partner for the future. The ability of these account executives to obtain an intimate understanding of customers' needs and concerns and provide value added energy solutions will play a key role in the NU system's ability to effectively compete in the future.

NU subsidiaries competed actively in two pilot retail access programs that were initiated in New Hampshire and Massachusetts in 1996. In New Hampshire, approximately 14,500 customers are participating in a two-year statewide pilot program. NU subsidiaries introduced three energy and service product offerings under different brand names and competed against 35 other energy suppliers. Given the political and regulatory environment in New Hampshire, it is notable that NU retained approximately 60 percent of PSNH's participating customers
(50 percent of the total energy demand market share) and gained approximately 15 percent of the customers participating from outside NU's service territory. In addition to exposing NU to a competitive environment, these pilots have enabled NU to develop relationships with customers outside of its service territory and to secure energy contracts with major commercial customers.

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

NUCLEAR PERFORMANCE
PSNH has a 2.85 percent ownership interest in Millstone 3. In addition, under the Seabrook Power Contracts, PSNH is obligated to purchase NAEC's 35.98 percent ownership of the capacity and output of Seabrook unit 1 (Seabrook) for a period equal to the length of the Nuclear Regulatory Commission (NRC) full-power operating license for Seabrook (through 2026) whether or not Seabrook is operating and without regard to the cost of alternative sources of power. North Atlantic Energy Service Corporation (NAESCO) is the managing agent and operates Seabrook.

Seabrook operated at a capacity factor of 96.8 percent through December 1996, compared to 83.2 percent for the same period in 1995. The higher 1996 capacity factor was primarily the result of the planned refueling and maintenance outage in 1995 and the lack of an outage in 1996. The plant has a 49-day refueling outage scheduled to begin May 10, 1997.

Subsequent to its January 31, 1996, announcement that the three Millstone units (Millstone) had been placed on its watch list, the NRC has stated that the units cannot return to service until independent, third-party verification teams have reviewed the actions taken to improve the design, configuration and employee concerns issues that prompted the NRC to place the units on its watch list. Upon successful completion of these reviews, the NRC must approve the restart of each unit through a formal commission vote.

In October, 1996, the NRC issued a request for information concerning all nuclear plants in the United States, except Millstone, which had previously received such a request. Such information will be used to verify that these facilities are being operated and maintained in accordance with NRC regulations and their specific licenses. NAESCO has filed its response to the NRC's request, with respect to Seabrook. Seabrook's operations were not restricted by the request. The NRC's April, 1996, inspection found Seabrook to be a well-operated facility and found no major safety issues or weaknesses and noted that it would reduce its future inspections in a number of areas as a result of its findings.

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

To date, PSNH's costs related to the Millstone 3 outage have not had a material impact on the company's financial position or results of operations. Management expects that, under its current planning assumptions, Millstone 3's outage-related costs will continue to be immaterial to the company's financial statements.

LIQUIDITY AND CAPITAL RESOURCES
Cash provided from operations increased by approximately $39 million in 1996, primarily due to lower interest on long-term debt and higher revenues, partially offset by higher purchased power costs, higher operation and maintenance expenses and lower funds from working capital. Cash used for financing activities increased by approximately $32 million in 1996, primarily due to higher long-term debt repayments. Cash used for investments increased by approximately $6 million in 1996, primarily due to a decrease in loan repayments from other system companies under the NU system Money Pool, partially offset by lower construction expenditures in 1996.

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

In March, 1997, Standard & Poor's Ratings Group (S&P) and Moody's Investors Service (Moody's) downgraded NU, PSNH and NAEC securities as a result of recent restructuring activities in New Hampshire. None of PSNH's and NAEC's securities are rated at investment grade. S&P and Moody's are reviewing all NU system securities for further downgrades. These actions will adversely affect the availability and cost of funds for PSNH.

NUCLEAR DECOMMISSIONING
PSNH has a 5 percent ownership interest in the Connecticut Yankee nuclear generating facility (CY or the plant). On December 4, 1996, the CY Board of Directors voted unanimously to cease permanently the production of power at the plant. The decision to retire CY from commercial operation was based on an economic analysis of the costs of operating it compared to the costs of closing it and incurring replacement power costs over the remaining period of the plant's operating license, which expires in 2007. The economic analysis showed that closing the plant and incurring replacement power costs produced substantial savings.

CY has undertaken a number of regulatory filings intended to implement the decommissioning. In late December, 1996, CY filed an amendment to its power contracts with the FERC to clarify the obligations of its purchasing utilities
                                       73
following the decision to cease power production. At December 31, 1996, PSNH's share of these obligations was approximately $38 million, including the cost of decommissioning and the recovery of existing assets. Management expects that PSNH will continue to be allowed to recover such FERC-approved costs from its customers. Accordingly, PSNH has recognized its share of the estimated costs as a regulatory asset, with a corresponding obligation, on its Balance Sheets.

PSNH's estimated cost to decommission its 2.85 percent share of Millstone 3 and NAEC's 35.98 percent share of Seabrook is approximately $13 million and $162 million, respectively, in year end 1996 dollars. These costs are being recognized over the lives of the respective units with a portion being currently recovered through rates. Under the terms of the Rate Agreement, the company is obligated to pay NAEC's share of Seabrook's decommissioning costs, even if the unit is shut down prior to the expiration of its operating license. As of December 31, 1996, the market value of the contributions already made to the Seabrook and Millstone 3 decommissioning trusts, including their investment returns, was approximately $20 million and $3 million, respectively.

See the "Notes to Financial Statements" Note 4, for further information on nuclear decommissioning, including PSNH's share of costs to decommission the regional nuclear generating units.

ENVIRONMENTAL
PSNH is potentially liable for environmental cleanup costs at a number of sites inside and outside its service territory. To date, the future estimated environmental remediation liability has not been material with respect to the earnings or financial position of PSNH. At December 31, 1996, PSNH had recorded an environmental reserve of approximately $5 million, the most probable amount as required by SFAS 5, "Accounting for Contingencies."

See the "Notes to Financial Statements" Note 10C, for further information on environmental matters.


RESULTS OF OPERATIONS

                                    Income Statement Variances
                                      (Millions of Dollars)

                    1996 over/(under) 1995   1995 over/(under) 1994
                     Amount       Percent     Amount       Percent


Operating revenues    $130          13%        $58            6%

Fuel, purchased and
  net interchange
  power                100          39          34           15
Other operation         14           4          10            3
Maintenance              3           8          (1)          (3)
Depreciation            (1)         (3)          6           15
Federal and state
  income taxes          17          25           2            3

Other, net               5          (a)          3           (a)
Interest on
  long-term debt       (19)        (25)          -            -
Other interest expense   3          (a)          -            -

Net income              14          16           6            8


(a)  Percent greater than 100


OPERATING REVENUES
Total operating revenues increased in 1996, primarily due to higher fuel revenues, regulatory decisions and other retail revenues. Fuel revenues increased $112 million, primarily due to the intercompany allocation of energy costs to NU affiliated companies ($125 million) and higher base fuel revenues as a result of the June 1996 and 1995 retail rate increases, partially offset by lower FPPAC revenues as a result of a customer refund ordered by the NHPUC. Revenues related to regulatory decisions increased $13 million, primarily due to the retail rate increases. Other retail revenues increased $5 million primarily due to sales growth and other revenue sources. Retail sales increased 0.4 percent ($2 million), primarily due to economic growth in 1996, partially offset by milder weather in 1996.

Total operating revenues increased in 1995, primarily due to regulatory decisions and higher fuel recoveries, partially offset by lower retail sales. Revenues related to regulatory decisions increased $20 million, primarily due to the effects of the June 1995 and 1994 retail rate increases. Fuel, purchased power and FPPAC costs recoveries increased $49 million, primarily due to higher fuel and purchased power costs. Sales volume decreased $11 million, primarily due to price discounts, milder weather and lower wholesale sales.

FUEL, PURCHASED AND NET INTERCHANGE POWER
Fuel, purchased and net interchange power expense increased in 1996, primarily due to higher purchased power costs and the timing of the recognition of fuel expenses under the FPPAC.

Fuel, purchased and net interchange power increased in 1995, primarily due to the timing of the recognition of fuel expenses under the FPPAC.


OTHER OPERATION AND MAINTENANCE

Other operation and maintenance expenses increased in 1996, primarily due to higher storm expenditures, higher employee benefit costs, higher capacity charges under the Seabrook Power Contracts and higher marketing costs.

Other operation and maintenance expenses, net increased in 1995, primarily due to higher capacity charges under the Seabrook Power Contracts due to Seabrook's 1995 refueling and maintenance outage.

DEPRECIATION
Although the change in 1996 was not significant, depreciation increased in 1995, primarily due to the additional depreciation allowed from the savings from burning gas at Newington Station and an increase in plant additions.

FEDERAL AND STATE INCOME TAXES
Federal and state income taxes increased in 1996 and 1995, primarily due to higher book taxable income.

OTHER, NET
Other, net increased in 1996, primarily due to the deferral of interest expense associated with the FPPAC refund. The change in 1995 was not significant.

INTEREST ON LONG-TERM DEBT
Interest on long-term debt decreased in 1996, primarily due to the repayment of the $172.5 million Series A first mortgage bond in May. The change in 1995 was not significant.

OTHER INTEREST EXPENSE
Other interest expense increased in 1996, primarily due to interest expense associated with the FPPAC refund. The change in 1995 was not significant.



Public Service Company of New Hampshire


SELECTED FINANCIAL DATA (a)



                        Jan. 1, 1996         Jan. 1, 1995         Jan. 1, 1994
                             to                   to                   to
For the Periods         Dec. 31, 1996        Dec. 31, 1995        Dec. 31, 1994
                                         (Thousands of Dollars)

Operating Revenues......  $1,110,169        $  979,971            $  922,039

Operating Income..........   155,195           155,628               152,086

Net Income ...............    96,902            83,255                77,444

Cash Dividends on
  Common Stock............    52,000            52,000                  -


At                       Dec. 31, 1996       Dec. 31, 1995         Dec. 31, 1994



Total Assets...........   $2,851,212        $2,920,487            $2,845,967

Long-Term Debt (c)......     686,485           858,985               999,985

Preferred Stock
  Subject to Mandatory
  Redemption(c)...........   125,000           125,000               125,000

Obligations Under
  Seabrook Power
  Contracts and Other
  Capital Lease(c)........   914,617           915,288               887,967





(a) Reclassifications of prior data have been made to conform with the current presentation.
(b)  PSNH was acquired by NU on June 5, 1992.
(c)  Includes portions due within one year.



SELECTED FINANCIAL DATA



   Jan. 1, 1993                   June 5, 1992 (b)                Jan. 1, 1992
        to                              to                            to
  Dec. 31, 1993                   Dec. 31, 1992                   June 4, 1992
                               (Thousands of Dollars)

      $864,415                    $  492,559                    $  381,769

       124,710                        61,206                        34,250

        52,237                        29,398                        12,778

          -                              -                             -


   Dec. 31, 1993                  Dec. 31, 1992                  June 4, 1992
                               (Thousands of Dollars)

     $2,774,511                      $2,793,768                    $2,693,414

      1,093,895                       1,187,985                     1,488,985

        125,000                         125,000                       125,000

        856,559                         787,826                          -




STATISTICS

                                         Average
         Gross Electric                   Annual
         Utility Plant                   Use Per
          December 31,       kWh       Residential    Electric
         (Thousands of      Sales         Customer    Customers      Employees
           Dollars)(a)     (Millions)      (kWh)      (Average)    (December 31)


1996        $2,382,009       13,601       6,567       407,082          1,279
1995         2,469,474       11,001       6,524(d)    406,077          1,325
1994         2,521,960       11,008       6,768       400,775          1,374
1993         2,590,644       11,146       6,817       397,277          1,426
1992(b)      2,656,493       12,294       6,874       394,046          1,680


STATEMENTS OF QUARTERLY FINANCIAL DATA (Unaudited)

                                                   Quarter Ended (c)


1996                       March 31        June 30      Sept.30     Dec. 31




Operating Revenues........  $269,540       $261,897     $296,719    $282,013



Operating Income........... $ 44,668       $ 42,156     $ 46,934    $ 21,437



Net Income..............    $ 28,545       $ 23,986     $ 30,646    $ 13,725



1995


Operating Revenues..........$252,337      $232,849      $249,626    $245,159


Operating Income..........  $ 41,858      $ 31,480      $ 40,333    $ 41,957


Net Income................  $ 21,823      $ 13,892      $ 23,195    $ 24,345




(a) Includes reclassification of the unamortized acquisition costs to gross utility plant.
(b)   PSNH was acquired by NU on June 5, 1992.
(c) Reclassifications of prior data have been made to conform with the current presentation.
(d) Effective January 1, 1996, the amounts shown reflect billed and unbilled sales. 1995 has been restated to reflect this change.