Form 10-K, Exhibit 13
period 1996-12-31
NORTHEAST UTILITIES SYSTEM; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1997-03-25
CIK 72741, 23426, 106170, 315256, 880416

EXHIBIT 13.5
                               1996 Annual Report

                       North Atlantic Energy Corporation

                                     Index


Contents                                                                   Page


Balance Sheets..........................................................   2-3

Statements of Income....................................................     4

Statements of Cash Flows................................................     5

Statements of Common Stockholder's Equity...............................     6

Notes to Financial Statements...........................................     7

Report of Independent Public Accountants................................    23

Management's Discussion and Analysis of Financial
  Condition and Results of Operations...................................    25

Selected Financial Data.................................................    32

Statistics..............................................................    32

Statements of Quarterly Financial Data..................................    32




NORTH ATLANTIC ENERGY CORPORATION

BALANCE SHEETS

-----------------------------------------------------------------------------------------
At December 31,                                                   1996           1995
-----------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
ASSETS
------

Utility Plant, at original cost:
  Electric................................................   $    775,794   $    771,794

     Less: Accumulated provision for
            depreciation (Note 1F)     ...................        124,530         99,772
                                                             -------------  -------------
                                                                  651,264        672,022
  Construction work in progress...........................          8,887          7,616
  Nuclear fuel, net.......................................         31,765         27,482
                                                             -------------  -------------
      Total net utility plant.............................        691,916        707,120
                                                             -------------  -------------

Other Property and Investments:
  Nuclear decommissioning trusts, at market...............         19,744         15,312
  Other, at cost..........................................           -               222
                                                             -------------  -------------
                                                                   19,744         15,534
                                                             -------------  -------------
Current Assets:
  Cash....................................................            299          8,313
  Special deposits (Note 1M)..............................          7,039             71
  Notes receivable from affiliated companies..............           -             2,500
  Receivables from affiliated companies...................         16,422         18,692
  Materials and supplies, at average cost.................         13,093         12,269
  Prepayments and other...................................          4,302          4,157
                                                             -------------  -------------
                                                                   41,155         46,002
                                                             -------------  -------------
Deferred Charges:
  Regulatory assets (Note 1H).............................        259,881        239,896
  Unamortized debt expense................................          4,692          5,619
  Other...................................................           -               478
                                                             -------------  -------------
                                                                  264,573        245,993
                                                             -------------  -------------

      Total Assets........................................   $  1,017,388   $  1,014,649
                                                             =============  =============




The accompanying notes are an integral part of these financial statements.



NORTH ATLANTIC ENERGY CORPORATION

BALANCE SHEETS

-----------------------------------------------------------------------------------------
At December 31,                                                   1996           1995
-----------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------

Capitalization:
  Common stock--$1 par value. Authorized
   and outstanding 1,000 shares in 1996 and 1995..........   $          1   $          1
  Capital surplus, paid in................................        160,999        160,999
  Retained earnings.......................................         53,749         59,677
                                                             -------------  -------------
           Total common stockholder's equity..............        214,749        220,677
  Long-term debt..........................................        495,000        540,000
                                                             -------------  -------------
           Total capitalization...........................        709,749        760,677
                                                             -------------  -------------


Current Liabilities:
  Notes payable to affiliated company.....................          2,500          8,000
  Long-term debt--current portion.........................         20,000         20,000
  Accounts payable........................................         20,714          6,135
  Accounts payable to affiliated companies................          5,073            143
  Accrued interest........................................          2,888          3,452
  Accrued taxes...........................................          3,486          1,346
  Other...................................................            271            270
                                                             -------------  -------------
                                                                   54,932         39,346
                                                             -------------  -------------

Deferred Credits:
  Accumulated deferred income taxes (Note 1I).............        196,650        179,135
  Deferred obligation to affiliated company (Note 6)......         33,284         33,284
  Other...................................................         22,773          2,207
                                                             -------------  -------------
                                                                  252,707        214,626
                                                             -------------  -------------

Commitments and Contingencies (Note 7)

                                                             -------------  -------------
           Total Capitalization and Liabilities...........   $  1,017,388   $  1,014,649
                                                             =============  =============





The accompanying notes are an integral part of these financial statements.


NORTH ATLANTIC ENERGY CORPORATION

STATEMENTS OF INCOME

------------------------------------------------------------------------------------
For the Years Ended December 31,                       1996       1995       1994
------------------------------------------------------------------------------------
                                                          (Thousands of Dollars)


Operating Revenues................................. $ 162,152  $ 157,183  $ 145,751
                                                    ---------- ---------- ----------
Operating Expenses:
  Operation --
     Fuel..........................................    15,013     12,030      7,144
     Other.........................................    34,356     36,737     37,929
  Maintenance......................................     9,154     12,442     14,951
  Depreciation.....................................    24,056     23,406     22,959
  Federal and state income taxes (Note 5)..........    12,341     10,187      8,027
  Taxes other than income taxes....................    12,343     10,987     11,791
                                                    ---------- ---------- ----------
        Total operating expenses...................   107,263    105,789    102,801
                                                    ---------- ---------- ----------
Operating Income...................................    54,889     51,394     42,950
                                                    ---------- ---------- ----------
Other Income:
  Deferred Seabrook return--other
    funds (Note 1K)................................     7,700      9,405     12,951
  Other, net.......................................     1,200      1,556      1,272
  Income taxes--credit.............................     5,052      2,776      3,970
                                                    ---------- ---------- ----------
        Other income, net..........................    13,952     13,737     18,193
                                                    ---------- ---------- ----------
        Income before interest charges.............    68,841     65,131     61,143
                                                    ---------- ---------- ----------
Interest Charges:
  Interest on long-term debt.......................    52,414     62,721     64,022
  Other interest...................................      (697)      (519)      (280)
  Deferred Seabrook return--borrowed
    funds (Note 1K)................................   (14,948)   (21,512)   (33,134)
                                                    ---------- ---------- ----------
        Interest charges, net......................    36,769     40,690     30,608
                                                    ---------- ---------- ----------

Net Income......................................... $  32,072  $  24,441  $  30,535
                                                    ========== ========== ==========

The accompanying notes are an integral part of these financial statements.


NORTH ATLANTIC ENERGY CORPORATION

STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                   1996        1995        1994
--------------------------------------------------------------------------------------------------
                                                                      (Thousands of Dollars)
Operating Activities:
  Net Income.................................................. $   32,072  $   24,441  $   30,535
  Adjustments to reconcile to net cash
   from operating activities:
    Depreciation..............................................     24,056      23,406      22,959
    Amortization of nuclear fuel..............................     11,668       9,183       5,050
    Deferred income taxes and investment tax credits, net.....     15,749      46,114      34,449
    Deferred return - Seabrook................................    (22,648)    (30,917)    (46,085)
    Sale of Seabrook 2 steam generator........................     20,931        -           -
    Loss on reacquired debt...................................       -        (31,886)       -
    Other sources of cash.....................................      9,175       2,957       1,753
    Other uses of cash........................................     (2,582)     (3,375)     (2,842)
  Changes in working capital:
    Receivables...............................................      2,270      (4,709)      9,998
    Materials and supplies....................................       (824)     (2,233)     (2,683)
    Accounts payable..........................................     19,509       2,167      (2,277)
    Accrued taxes.............................................      2,140         (93)      1,312
    Other working capital (excludes cash).....................     (7,675)    (12,161)      4,029
                                                               ----------- ----------- -----------
Net cash flows from operating activities......................    103,841      22,894      56,198
                                                               ----------- ----------- -----------

Financing Activities:
  Issuance of long-term debt..................................       -        225,000        -
  Net increase (decrease) in short-term debt..................     (5,500)      8,000        -
  Reacquisitions and retirements of long-term debt............    (45,000)   (225,000)       -
  Cash dividends on common stock..............................    (38,000)    (24,000)    (10,000)
                                                               ----------- ----------- -----------
Net cash flows used for financing activities..................    (88,500)    (16,000)    (10,000)
                                                               ----------- ----------- -----------

Investment Activities:
  Investment in plant:
    Electric utility plant....................................     (5,921)     (6,906)    (11,256)
    Nuclear fuel..............................................    (15,752)    (16,609)     (1,227)
                                                               ----------- ----------- -----------
  Net cash flows used for investments in plant................    (21,673)    (23,515)    (12,483)
  NU System Money Pool........................................      2,500      26,250     (28,750)
  Investment in nuclear decommissioning trusts................     (4,404)     (3,824)     (3,315)
  Other investment activities, net............................        222           0        (223)
                                                               ----------- ----------- -----------
Net cash flows used for investments...........................    (23,355)     (1,089)    (44,771)
                                                               ----------- ----------- -----------
Net Increase (Decrease) In Cash For The Period................     (8,014)      5,805       1,427
Cash - beginning of period....................................      8,313       2,508       1,081
                                                               ----------- ----------- -----------
Cash - end of period.......................................... $      299  $    8,313  $    2,508
                                                               =========== =========== ===========

Supplemental Cash Flow Information:
Cash paid (received) during the year for:
  Interest, net of amounts capitalized........................ $   46,322  $   73,923  $   64,056
                                                               =========== =========== ===========
  Income taxes................................................ $  (13,160) $  (36,679) $  (34,988)

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







NORTH ATLANTIC ENERGY CORPORATION

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

-----------------------------------------------------------------------------------
                                                     Capital    Retained
                                           Common    Surplus,   Earnings
                                           Stock     Paid In      (a)      Total
-----------------------------------------------------------------------------------
                                                   (Thousands of Dollars)

Balance at January 1, 1994 ............. $       1  $ 160,999  $ 38,701  $ 199,701

    Net income for 1994.................                         30,535     30,535
    Cash dividends on common stock......                        (10,000)   (10,000)
                                         ---------- ---------- --------- ----------

Balance at December 31, 1994............         1    160,999    59,236    220,236

    Net income for 1995.................                         24,441     24,441
    Cash dividends on common stock......                        (24,000)   (24,000)
                                         ---------- ---------- --------- ----------

Balance at December 31, 1995............         1    160,999    59,677    220,677

    Net income for 1996.................                         32,072     32,072
    Cash dividends on common stock......                        (38,000)   (38,000)
                                         ---------- ---------- --------- ----------

Balance at December 31, 1996............ $       1  $ 160,999  $ 53,749  $ 214,749
                                         ========== ========== ========= ==========








(a) All retained earnings are available for distribution, plus an allowance of $10 million.




The accompanying notes are an integral part of these financial statements.





North Atlantic Energy Corporation
NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A.ABOUT NORTH ATLANTIC ENERGY CORPORATION
       North Atlantic Energy Corporation (NAEC or the company), The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire
       (PSNH), Western Massachusetts Electric Company (WMECO), and Holyoke Water Power Company (HWP), are the operating subsidiaries comprising the Northeast Utilities system (the system) and are wholly-owned by Northeast Utilities (NU).

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

       Other wholly owned subsidiaries of NU provide support services for the system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing, and other services to the system companies. North Atlantic Energy Service Corporation (NAESCO) acts as agent for NAEC and CL&P and has operational responsibilities for the Seabrook 1 (Seabrook) nuclear generating facility. Northeast Nuclear Energy Company (NNECO) acts as agent for CL&P, PSNH, and WMECO in operating the Millstone nuclear generating facilities.




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

     C.PUBLIC UTILITY REGULATION
       NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act), and it and its subsidiaries, including the company, are subject to the provisions of the 1935 Act. Arrangements among the system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. NAEC is subject to further regulation for rates, accounting and other matters by the FERC and the New Hampshire Public Utilities Commission (NHPUC).

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

       See Note 7B, "Commitments and Contingencies - Environmental Matters," for information on a newly issued accounting and reporting standard related to this area.

     E.JOINTLY OWNED ELECTRIC UTILITY PLANT
       NAEC has a 35.98 percent joint-ownership interest in Seabrook 1, a 1,148-megawatt nuclear generating unit, including the 0.4 percent ownership interest in Seabrook 1 which NAEC acquired from Vermont Electric Generation and Transmission Cooperative in February 1994. NAEC sells all of its share of the power generated by Seabrook 1 to PSNH under two long-term contracts (the Seabrook Power Contracts). As of December 31, 1996 and 1995, plant-in-service included approximately $718.7 million and $715.7 million, respectively, and the accumulated provision for depreciation included approximately $102.0 million and $82.2 million, respectively, for NAEC's share of Seabrook 1. NAEC's share of Seabrook 1 expenses is included in the corresponding operating expenses on the accompanying Statements of Income.

       For more information regarding Seabrook, see Note 10, "Nuclear Performance."

     F.DEPRECIATION
       The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency. Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.4 percent in 1996 and 3.3 percent in 1995 and 1994. See Note 2, "Nuclear Decommissioning," for additional information on nuclear plant decommissioning.

     G.SEABROOK POWER CONTRACTS
       PSNH and NAEC have entered into two power contracts that obligate PSNH to purchase NAEC's 35.98 percent ownership of the capacity and output of Seabrook 1 for the term of Seabrook 1's Nuclear Regulatory Commission
       (NRC) operating license. Under these contracts, PSNH is obligated to pay NAEC's cost of service during this period, regardless if Seabrook 1 is operating. NAEC's cost of service includes all of its Seabrook-related costs, including operation and maintenance (O&M) expenses, fuel expense, income and property tax expense, depreciation expense, certain overhead and other costs and a return on its allowed investment.

       The Seabrook Power Contracts established the value of the initial investment in Seabrook (initial investment) at $700-million. As prescribed by the 1989 rate agreement with the State of New Hampshire (Rate Agreement), as of May 1, 1996, NAEC phased into rates 100 percent of the recoverable portion of its investment in Seabrook 1. From June 5, 1992 (the date NU acquired PSNH and NAEC acquired Seabrook 1 from PSNH - the Acquisition Date) through December 31, 1996, NAEC recorded $185.1 million of deferred return on its investment in Seabrook 1. In addition, NAEC's utility plant includes $84.1 million of deferred return that was transferred as part of the Seabrook plant assets to NAEC on the Acquisition Date. The total deferred return, will be recovered from PSNH with carrying charges beginning December 1, 1997, and will be fully recovered by May 2001. NAEC is depreciating its initial investment over the term of Seabrook 1's operating license (39 years), and any subsequent plant additions are depreciated on a straight-line basis over the remaining term of the Seabrook Power Contracts at the time the subsequent additions are placed in service.

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

       See Note 11, "Subsequent Event" for the possible impacts on NAEC and its Seabrook Power Contracts with PSNH, of the NHPUC's decision related to industry restructuring.

     H.REGULATORY ACCOUNTING AND ASSETS
       The accounting policies of the company and the accompanying financial statements conform to generally accepted accounting principles applicable to rate regulated enterprises and reflect the effects of the ratemaking process in accordance with SFAS 71, "Accounting for the Effects of Certain Types of Regulation." Assuming a cost-of-service based regulatory structure, regulators may permit incurred costs, normally treated as expenses, to be deferred and recovered through future revenues. Through their actions, regulators may also reduce or eliminate the value of an asset, or create a liability. If any portion of the company's operations were no longer subject to the provisions of SFAS 71, as a result of a change in the cost-of-service based regulatory structure or the effects of competition, the company would be required to write off related regulatory assets and liabilities. The company continues to believe that its use of regulatory accounting remains appropriate.

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

       The components of NAEC's regulatory assets are as follows:


       At December 31,                                     1996         1995

                                                         (Thousands of Dollars)

       Deferred costs-Seabrook 1
         (Note 1K) ................................    $185,078     $162,430
       Income taxes, net (Note 1I).................      47,185       43,231
       Recoverable energy costs (Note 1J)..........       2,217        2,349
       Unamortized Loss on Reacquired
         Debt......................................      25,401       31,886

                                                       $259,881     $239,896



       For more information on the company's regulatory environment and the potential impacts of restructuring, see Note 7A, "Commitments and Contingencies - Restructuring," Note 11, "Subsequent Event" and Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

     I.INCOME TAXES
       The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of taxable income) is accounted for in accordance with the ratemaking treatment of the applicable regulatory commissions. The adoption of SFAS 109, "Accounting for Income Taxes," in 1993 increased the company's net deferred tax obligation. As it is probable that the increase in deferred tax liabilities will be recovered through the Seabrook Power Contracts, NAEC established a regulatory asset. See Note 5, "Income Tax Expense" for the components of income tax expense.

       See Note 11, "Subsequent Event" for the possible impacts on PSNH and NAEC of the NHPUC decision related to industry restructuring.

       The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, which give rise to the accumulated deferred tax obligation is as follows:

       At December 31,                                   1996           1995

                                                        (Thousands of Dollars)

       Accelerated depreciation and
         other plant-related differences .........    $136,234       $115,074
       Regulatory assets - income tax
         gross up ................................      16,516         15,131
       Other .....................................      43,900         48,930

                                                      $196,650       $179,135




     J.RECOVERABLE ENERGY COSTS
       Under the Energy Policy Act of 1992 (Energy Act), NAEC is assessed for its proportionate shares of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (D&D assessment). The Energy Act requires that regulators treat D&D assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates, like any other fuel cost. NAEC is currently recovering these costs through the Seabrook Power Contracts. As of December 31, 1996, the company's total D&D deferral was approximately $2.2 million.

       See Note 11, "Subsequent Event" for the possible impacts of the NHPUC's decision related to industry restructuring.


 .    K.DEFERRED COST - SEABROOK 1
       As prescribed by the Rate Agreement as of May 1, 1996, NAEC phased into rates 100 percent of the recoverable portion of its investment in Seabrook 1. This plan is in compliance with SFAS 92, "Regulated Enterprises - Accounting for Phase-In Plans." See Note 1G, "Summary of Significant Accounting Policies - Seabrook Power Contracts," for terms of Seabrook 1's phase-in.

       See Note 11, "Subsequent Event" for the possible impacts of the NHPUC's decision related to industry restructuring.

     L.INTEREST RATE MANAGEMENT
       The company utilizes interest rate management instruments to manage well defined interest rate risks. Amounts receivable or payable under interest-rate management instruments are accrued and offset against interest expense. Any material unrealized gains or losses on interest rate management instruments will be deferred until realized. For further information, see Note 8, "Interest Rate Management."

     M.SPECIAL DEPOSITS
       There is approximately $7.0 million and $71 thousand, at December 31, 1996 and 1995, respectively, in special deposits that will be used to fund NAEC's share of future Seabrook operational costs.

2. NUCLEAR DECOMMISSIONING
   The Seabrook 1 nuclear power plant has a service life that is expected to end in 2026. Upon retirement, this unit must be decommissioned. A 1996 Seabrook decommissioning study concluded that complete and immediate dismantlement at retirement is the most viable and economic method of decommissioning Seabrook 1. Decommissioning studies are reviewed and updated periodically to reflect changes in decommissioning requirements, costs, technology and inflation.

   NAEC's 35.98 percent ownership of the estimated costs of decommissioning Seabrook 1, in year-end 1996 dollars, is $162.1 million. Seabrook 1 decommissioning costs will be increased annually by an escalation rate. Nuclear decommissioning costs are accrued over the expected service life of the unit and are included in depreciation expense on the Statements of Income. Nuclear decommissioning costs amounted to $3.5 million in 1996, $3.0 million in 1995, and $2.7 million in 1994. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation on the Balance Sheets. At December 31, 1996, the balance in the accumulated reserve for decommissioning amounted to $19.7 million.

   Under the terms of the Rate Agreement, PSNH is obligated to pay NAEC's share of Seabrook 1's decommissioning costs, even if the unit is shut down prior of the expiration of its operating license. NAEC's portion of the cost of decommissioning Seabrook 1 is paid to an independent decommissioning financing fund managed by the state of New Hampshire. Funding of the estimated decommissioning costs assume escalated collections for Seabrook 1 and after-tax earnings on the Seabrook decommissioning fund of 6.5 percent.

   As of December 31, 1996, NAEC (including payments made prior to the Acquisition Date by PSNH) had paid approximately $16.6 million into Seabrook 1's decommissioning financing fund. Earnings on the decommissioning financing fund increase the decommissioning financing fund balance and the accumulated reserve for decommissioning. Unrealized gains and losses associated with the decommissioning financing fund also impact the balance of the fund and the accumulated reserve for decommissioning.

   Changes in requirements or technology, the timing of funding or dismantling, or adoption of a decommissioning method other than immediate dismantlement would change decommissioning cost estimates and the amounts required to be recovered. PSNH attempts to recover sufficient amounts through its allowed rates to cover NAEC's expected decommissioning costs. Only the portion of currently estimated total decommissioning cost that has been accepted by regulatory agencies is reflected in PSNH's rates. Based on present estimates and assuming Seabrook 1 operates to the end of its licensing period, NAEC expects that the decommissioning financing fund will be substantially funded when Seabrook 1 is retired from service.

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

3. SHORT-TERM DEBT

   The amount of short-term borrowings that may be incurred by NAEC is subject to periodic approval by either the SEC under the 1935 Act or by its state regulator. Under the SEC restrictions, NAEC was authorized, as of January 1, 1997, to incur short-term borrowings up to a maximum of $50 million.

   Money Pool: NAEC is a limited participant in the Northeast Utilities System Money Pool (Pool). As a limited participant, NAEC is limited to borrowing funds provided by NU parent. The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Borrowings based on loans from NU parent bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At
   December 31, 1996 and 1995, NAEC had $2.5 million and $8.0 million, respectively of borrowings outstanding from the Pool. The interest rate on borrowings from the Pool at December 31, 1996 was 6.3 percent.

   Maturities of NAEC's short-term debt obligations were for periods of three months or less.

4. LONG-TERM DEBT

   Details of long-term debt outstanding are:
                                                            December 31,

                                                           1996      1995

                                                      (Thousands of Dollars)
   First Mortgage Bonds:
    9.05% Series A, due 2002 ...................         $315,000     $335,000
   Notes:
     Variable - Rate Facility, due 2000 ........          200,000      225,000
   Less:  Amounts due within one year ..........           20,000       20,000

          Long-term debt, net ..................         $495,000     $540,000



   Long-term debt maturities and cash sinking-fund requirements on debt outstanding at December 31, 1996 for the years 1997 through 2001 are $20 million annually for 1997-1998, $70 million in 1999, $270 million in 2000, and $70 million in 2001.

   Interest rate management instruments with financial institutions effectively fix the interest rate on NAEC's $200 million variable-rate bank note at 7.07 percent as of February 21, 1997. For more information on the interest-rate instruments, see Note 8, "Interest Rate Management."

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



5. INCOME TAX EXPENSE

   The components of the federal and state income tax provisions charged to operations are:



   For the Years Ended December 31,        1996        1995      1994


                                               (Thousands of Dollars)
   Current income taxes:
     Federal .........................  $(8,570)    $(38,703)     $(30,553)
     State ...........................      110         -              161

       Total current .................   (8,460)     (38,703)      (30,392)

   Deferred income taxes, net:
    Federal ..........................   14,884       41,885        34,449
    State ............................      865        4,229          -

       Total deferred ................   15,749       46,114        34,449


       Total income tax expense ......  $ 7,289     $  7,411      $  4,057



     The components of total income tax expense are classified as follows:



   For the Years Ended December 31,        1996        1995           1994


                                               (Thousands of Dollars)
   Income taxes charged to operating
     expenses ......................... $12,341      $10,187      $  8,027
   Other income taxes .................  (5,052)      (2,776)       (3,970)

     Total income tax expense ........  $ 7,289      $ 7,411      $  4,057


   Deferred income taxes are comprised of the tax effects of temporary differences as follows:



   For the Years Ended December 31,        1996        1995           1994


                                               (Thousands of Dollars)

   Depreciation .....................   $12,730     $24,444        $22,783
   Alternative minimum tax ..........      -          -                 73
   Bond redemptions .................    (2,359)     12,087          -
   Seabrook 1 return ................     5,438       8,109         11,597
   Other ............................       (60)      1,474             (4)

       Deferred income taxes, net ...   $15,749     $46,114        $34,449




   A reconciliation between income tax expense and the expected tax expense at the applicable statutory rate is as follows:


   For the Years Ended December 31,        1996        1995           1994


                                               (Thousands of Dollars)


   Expected federal income tax
     at 35 percent of
     pretax income  ................    $13,776     $11,148        $12,107
   Tax effect of differences:
     Depreciation ..................     (1,343)     (2,159)        (2,087)
     Deferred Seabrook 1 return ....     (2,695)     (3,292)        (4,533)
     State income taxes,
       net of federal benefit ......        634       2,749            104
   Sale of Seabrook 2 steam
     generator .....................     (2,516)       -              -
   Other, net ......................       (567)     (1,035)        (1,534)

   Total income tax expense ........    $ 7,289     $ 7,411        $ 4,057



6. DEFERRED OBLIGATION TO AFFILIATED COMPANY

   At the time PSNH emerged from bankruptcy on May 16, 1991, in accordance with the phase-in under the Rate Agreement, it began accruing a deferred return on the unphased-in portion of its Seabrook 1 investment. From May 16, 1991 to the Acquisition Date, PSNH accrued a deferred return of $50.9 million.
   On the Acquisition Date, PSNH transferred the $50.9 million deferred return to NAEC as part of the Seabrook-related assets.

   At the time PSNH transferred the deferred return to NAEC, it realized, for income tax purposes, a gain that is deferred under the consolidated income tax rules. This gain will be restored for income tax purposes when the deferred return of $50.9 million, and the associated income taxes of $33.2 million, are collected by NAEC through the Seabrook power contracts. When NAEC recovers the $33.2 million in years eight through ten of the Rate Agreement, it is obligated to make corresponding payments to PSNH.

   See Note 11, "Subsequent Event" for the possible impacts on NAEC of the NHPUC's decision related to industry restructuring.

7. COMMITMENTS AND CONTINGENCIES

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

       See Note 11, "Subsequent Event" for the possible impacts on NAEC of the NHPUC's decision related to industry restructuring.

     B.ENVIRONMENTAL MATTERS
       NAEC is subject to regulation by federal, state and local authorities with respect to air and water quality, the handling and disposal of toxic substances and hazardous and solid wastes, and the handling and use of chemical products. NAEC has an active environmental auditing and training program and believes that it is in substantial compliance with current environmental laws and regulations.

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

     C.NUCLEAR INSURANCE CONTINGENCIES
       Under certain circumstances, in the event of a nuclear incident at one of the nuclear facilities covered by the federal government's third-party liability indemnification program, the company could be assessed in proportion to its ownership interest in its nuclear unit. Seabrook 1 could be assessed up to $75.5 million, not to exceed $10.0 million per nuclear unit in any one year. Based on its ownership interest in Seabrook 1, NAEC's maximum liability, including any additional potential assessments, would be $28.5 million per incident. Payments for NAEC's ownership interest would be limited to a maximum of $3.6 million per incident per year.

       Insurance has been purchased to cover the excess cost of repair, replacement or decontamination or premature decommissioning of utility property resulting from insured occurrences. NAEC is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessments against NAEC with respect to losses arising during current policy years are approximately $5.3 million. The cost of a nuclear incident could exceed available insurance proceeds.

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

     D.SEABROOK 1 CONSTRUCTION PROGRAM
       The construction program for Seabrook 1 is subject to periodic review and revision by management. NAEC currently forecasts construction expenditures for its share of Seabrook 1 to be $34.0 million for the years 1997-2001, including $9 million for 1997. In addition, NAEC estimates that its share of Seabrook 1 nuclear fuel requirements will be $59.4 million for the years 1997-2001, including $15.3 million for 1997.

8. INTEREST RATE MANAGEMENT

   The company utilizes various financial instruments to manage well-defined interest rate risks. The company does not use them for trading purposes.

   NAEC uses interest-rate management instruments with financial institutions to hedge against interest-rate risk associated with its $200 million variable-rate bank note. Interest-rate management instruments minimize exposure associated with rising interest rates, and effectively fix the interest rate for this borrowing arrangement. Under the agreements, NAEC exchanges quarterly payments based on a differential between a fixed contractual interest rate and the three-month LIBOR rate at a given time. As of December 31, 1996, NAEC had outstanding agreements with a total notional value of approximately $200 million and a positive mark-to-market position of approximately $1.6 million.

   These agreements have been made with various financial institutions, each of which are rated "BBB+" or better by Standard & Poor's rating group. NAEC is exposed to credit risk on the interest-rate management instruments if the counterparties fail to perform their obligations. However, NAEC anticipates that the counterparties will be able to fully satisfy their obligations under the agreements.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

   Cash, special deposits, and nuclear decommissioning trust: The carrying amounts approximate fair value.

   SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," requires investment in debt and equity securities to be presented at fair value. As a result of this requirement, the investments held in NAEC's nuclear decommissioning trusts were adjusted to market by approximately $0.3 million as of December 31, 1996 and adjusted to market by approximately $0.3 million as of December 31, 1995, with corresponding offsets to the accumulated provision for depreciation. The amounts adjusted in 1996 and 1995 represent cumulative gross unrealized holding gains. The cumulative gross unrealized holding losses were immaterial for 1996 and 1995.

   Long-term debt: The fair value of NAEC's fixed rate security is based upon the quoted market price for that issue or similar issue. The adjustable rate security is assumed to have a fair value equal to its carrying amount.

   The carrying amounts of NAEC's financial instruments and the estimated fair values are as follows:



                                                        Carrying       Fair
   At December 31, 1996                                  Amount       Value

                                                        (Thousands of Dollars)

   First Mortgage Bonds ...........................      $315,000    $316,197
   Other long-term debt ...........................      $200,000    $200,000




                                                        Carrying       Fair
   At December 31, 1995                                  Amount       Value

                                                        (Thousands of Dollars)

   First Mortgage Bonds .............................    $335,000    $336,575
   Other long-term debt .............................    $225,000    $225,000


   The fair values shown above have been reported to meet the disclosure requirements and do not purport to represent the amounts at which those obligations would be settled.

10.NUCLEAR PERFORMANCE

   The three Millstone units are managed by NNECO. Millstone 1, 2, and 3 have been out of service since November 4, 1995, February 21, 1996 and March 30, 1996, respectively, and are on the Nuclear Regulatory Commission's (NRC) watch list. NU has restructured its nuclear organization and is currently implementing comprehensive plans to restart the units.

   Based upon management's current plans, it is estimated that one of the units will be ready for restart in the third quarter of 1997 with the other two units being ready for restart during the fourth quarter of 1997 and the first quarter of 1998, respectively. Management cannot estimate when the NRC will allow any of the units to restart, but hopes to have at least one unit will be operating in the second half of 1997.

   On October 9, 1996, the NRC issued a request for information concerning all nuclear plants in the United States, excluding the three Millstone units which had previously received such requests. Such information will be used to verify that these facilities are being operated and maintained in accordance with NRC regulations and the unit's specific licenses. The NRC has indicated that the information will be used to determine whether future inspection or enforcement activities are warranted for any plant. NAESCO has submitted its response to the NRC's request with respect to Seabrook. Seabrook's operations have not been restricted by the request. The NRC's April 1996 comprehensive review found Seabrook to be a well-operated facility without any major safety issues or weaknesses and noted that it would reduce its future inspections in a number of areas as a result of its findings.

11.SUBSEQUENT EVENT

   New Hampshire Restructuring: On February 28, 1997, the NHPUC issued its decision related to restructuring the state's electric utility industry and setting interim stranded cost charges for PSNH pursuant to legislation enacted in New Hampshire in 1996.

   In the decision, the NHPUC announced a departure from cost-based ratemaking and instead adopted a market-priced approach to ratemaking and stranded cost recovery as advocated by the NHPUC's consultants. Accordingly, unless the litigation described below results in a stay, or necessary modifications to the final plan are made, that leads management to conclude that the rates in the NHPUC's restructuring decision will not go into effect, PSNH will be required to discontinue accounting under SFAS 71. That would result in PSNH writing off from its balance sheet, as early as the quarter ending March 31, 1997, substantially all of its regulatory assets. The amount of the potential write-off which is triggered by the order is currently estimated at over $400 million, after taxes. PSNH does not believe that under the decision, it would be required to recognize any additional loss resulting from the impairment of the value of its other long-lived assets under the provisions of SFAS 121.

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

   If the NHPUC's February 28, 1997 decision becomes effective, it would, unless waived by the respective lenders, result in (i) write-offs that would cause PSNH's common equity to fall below the contractual minimums, (ii) reductions in income that would cause PSNH's income to fall below the contractual minimums, (iii) potential violation of the contractual provisions with respect to actions depriving PSNH and NAEC of the benefits of the Rate Agreement, and (iv) the potential for cross defaults to other PSNH and NAEC financing documents. Substantially all of PSNH's and NAEC's debt obligations ($686 million of PSNH debt and $515 million of NAEC debt) would be affected. For these actions to be avoided, management believes that it is essential that the March 10, 1997, temporary restraining order issued by a federal court judge be extended and made applicable to the foregoing issues.

   If these events transpired and the requested court relief is not forthcoming, and if the creditors holding PSNH and NAEC debt obligations decide to exercise their rights to demand payment and not to forebear while the litigation is pending, then either creditors or PSNH and NAEC could initiate proceedings under Chapter 11 of the bankruptcy laws.

   PSNH and NAEC Report Considerations: As a result of the NHPUC decision and the potential consequences discussed above, the reports of our auditors on the individual financial statements of PSNH and NAEC contain explanatory paragraphs. Those explanatory paragraphs indicate that a substantial doubt exists currently about the ability of PSNH and NAEC to continue as going concerns. The accounts of PSNH and NAEC are included in the consolidated financial statements of NU on the basis of a going concern. While the effect of the implementation of that decision would have a material adverse impact on NU's financial position, results of operations and cash flows, it would not result in defaults under borrowing or other financial agreements of NU or its other subsidiaries.




  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Atlantic Energy Corporation as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11, on February 28, 1997 the State of New Hampshire Public Utilities Commission (the NHPUC) issued an order outlining its final plan to restructure the electric utility industry. The final plan announced a departure from cost-based ratemaking for Public Service Company of New Hampshire (PSNH) effective January 1, 1998. PSNH is the sole customer of the Company. The final plan, if implemented, would require PSNH to discontinue the application of Financial Accounting Standard No. 71, "Accounting for the Effects of Certain Types of Regulation," (FAS 71). The effects of such a discontinuation would cause PSNH and the Company to be in technical default under their current financial covenants, which would, if not waived or renegotiated, give rise to the rights of lenders to accelerate the repayment of approximately $686 million of PSNH's indebtedness and approximately $515 million of the Company's indebtedness. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements referred to above do not include any adjustments that might result from this uncertainty.





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

FINANCIAL CONDITION

EARNINGS OVERVIEW
Public Service Company of New Hampshire (PSNH) and NAEC have entered into two power contracts that unconditionally obligate PSNH to purchase NAEC's 35.98 percent ownership of the capacity and output of Seabrook unit 1 (Seabrook or the plant) for a period equal to the length of the Nuclear Regulatory Commission
(NRC) full-power operating license for Seabrook (through 2026) whether or not Seabrook is operating and without regard to the cost of alternative sources of power (the Power Contracts). In addition, PSNH will be obligated to pay decommissioning and project cancellation costs after the termination of the operating license. NAEC does not have any employees of its own and does not operate Seabrook. North Atlantic Energy Service Corporation (NAESCO) is the managing agent and represents the Seabrook joint owners, including NAEC, in the operation of the plant.

The company's cost-of-service includes all of its prudently incurred Seabrook-related costs, including operation and maintenance expense, fuel expense, property tax expense, depreciation expense, certain overhead and other costs and a phased-in return on its Seabrook investment.

The company's only assets are Seabrook and other Seabrook-related assets and its only source of revenues are the Power Contracts. PSNH's obligations under the Power Contracts are solely its own and have not been guaranteed by NU. The Power Contracts contain no provisions entitling PSNH to terminate its obligations. If, however, PSNH were to fail to perform its obligation under the Power Contracts, the company would be required to find other purchasers for Seabrook power.

On February 28, 1997, the New Hampshire Public Utilities Commission (NHPUC) issued its orders for restructuring the state's electric utility industry, including setting interim stranded cost charges for PSNH. If the orders are implemented without modification, PSNH would be required to recognize write-offs of over $400 million, after taxes. PSNH filed for and received a temporary restraining order from the United States District Court, which stayed certain portions of the NHPUC's orders. If PSNH is unable to keep this stay in effect, receive another appropriate court action, or otherwise modify the orders, the write-off triggered by the orders would result in defaults which, if not waived or renegotiated, would give creditors the right to accelerate the repayment of over $1.2 billion of PSNH and NAEC indebtedness. If the NHPUC's orders are implemented and the financial covenant defaults are not waived, there would be substantial doubt about the company's ability to continue as a going concern. See "Restructuring" for further information on the impact of the NHPUC's orders.

NAEC had net income of approximately $32 million in 1996, compared to approximately $24 million in 1995. The increase in net income was due to a 1995 one-time adjustment to the deferred Seabrook return balance and deferred tax benefits associated with the proceeds from the sale of the Seabrook Unit 2 steam generators.

RESTRUCTURING

GENERAL
The movement toward electric industry restructuring continues to gain momentum nationally as well as within PSNH's jurisdiction. Factors that are driving the move toward restructuring, in the Northeast in particular, include legislative and regulatory actions and relatively high electricity prices. These actions will impact the way that PSNH has historically conducted its business. Although PSNH continues to operate under cost-of-service based regulation, recent actions taken by the NHPUC have created uncertainty with respect to PSNH's ability to meet its obligation to NAEC under the Power Contracts and the recovery of strandable investments. Strandable investments are regulatory assets or other assets that would not be economical in a competitive environment. PSNH has exposure to strandable investments for its contractual obligation to NAEC for the Seabrook nuclear generating facility, state mandated purchased power arrangements that are priced above the market, significant regulatory assets that represent costs deferred by state regulators for future recovery and costs incurred and assets created in connection with the bankruptcy reorganization of PSNH and NU's acquisition of PSNH. PSNH's exposure to strandable investments and purchased power obligations exceeds its shareholder's equity. PSNH's ability to compete in a restructured environment would be negatively affected unless PSNH was able to recover substantially all of its past investments and commitments. Management believes that it is entitled to full recovery of its prudently incurred costs, including regulatory assets and other strandable investments, based on the general nature of public utility industry cost-of-service based regulation and PSNH's rate agreement that was entered into by NU, PSNH and the state of New Hampshire in 1989 (the Rate Agreement).

FEBRUARY 28, 1997 NHPUC ORDERS
On February 28, 1997, the NHPUC issued its orders for restructuring the state's electric utility industry and setting interim stranded cost charges for PSNH pursuant to legislation enacted in New Hampshire in 1996 (the Final Plan). The Final Plan would implement retail choice for all customers by January 1, 1998.

The Final Plan would replace the traditional cost-of-service based regulation with a regional average rate approach to rate setting and recovery of strandable investments. Accordingly, unless the litigation described below results in a stay that leads management to conclude that the ratemaking approach in the NHPUC's restructuring orders will not go into effect, PSNH will be required to discontinue accounting under Statement of Financial Accounting Standards (SFAS) 71, "Accounting for the Effects of Certain Types of Regulation." This would result in PSNH writing off from its balance sheet, as early as the quarter ending March 31, 1997, substantially all of its regulatory assets. The amount of the potential write-off which is triggered by the Final Plan is currently estimated at over $400 million, after taxes. Management believes that under the Final Plan, PSNH would not be required to recognize any additional loss resulting from impairment of the value of its other long-lived assets under the provisions of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of."

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

POTENTIAL ACCOUNTING IMPACTS
NAEC follows accounting principles in accordance with SFAS 71, that allows the economic effects of rate regulation to be reflected. Under these principles, regulators may permit incurred costs for certain events or transactions, which would be treated as expenses by nonregulated enterprises, to be deferred as regulatory assets and recovered through revenues at a later date.

If future competition or regulatory actions cause any portion of its operations to no longer be subject to SFAS 71, NAEC would no longer be able to recognize regulatory assets and liabilities for that portion of its business unless those costs would be recoverable by a portion of the business remaining on cost-of-service based regulation. Under its current regulatory environment, management believes that NAEC's use of SFAS 71 remains appropriate.

At December 31, 1996, NAEC's regulatory assets totaled approximately $260 million and included approximately $185 million, related to the deferred return associated with its investment in Seabrook. As of December 31, 1996, NAEC has included in rates 100 percent of its Seabrook investment. In addition, NAEC's utility plant includes approximately $84 million of deferred return. The deferred return will be recovered under NAEC's Power Contracts with PSNH over the period December 1997 through May 2001.

If events create uncertainty about the recoverability of any of NAEC's remaining long-lived assets, NAEC would be required to determine the fair value of its long-lived assets, including regulatory assets, in accordance with SFAS 121. The implementation of SFAS 121 did not have a material impact on the company's financial position or results of operations as of December 31, 1996. Management believes it is probable that NAEC will recover its investments in long-lived assets through future revenues. This conclusion may change in the future as competitive factors influence wholesale and retail pricing in the electric utility industry or if the cost-of-service based regulatory structure were to change.

See the "Notes to Financial Statements" Note 1H, for further information on regulatory accounting.

NUCLEAR PERFORMANCE
Seabrook operated at a capacity factor of 96.8 percent through December 1996, compared to 83.2 percent for the same period in 1995. The higher 1996 capacity factor was primarily the result of the planned refueling and maintenance outage in 1995 and the lack of an outage in 1996. The plant has a 49-day refueling outage scheduled to begin May 10, 1997.

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

ENVIRONMENTAL MATTERS
NAEC is potentially liable for environmental cleanup costs at a number of sites inside and outside its service territory. NAEC cannot estimate the potential liability for these costs or for future claims, including environmental remediation costs, that may be brought against it. However, considering known facts, existing laws and regulatory practices, management does not believe that these costs will have a material effect on NAEC's financial position or future results of operations.

See the "Notes to Financial Statements" Note 7B, for further information on environmental matters.

NUCLEAR DECOMMISSIONING
NAEC's estimated cost to decommission its share of Seabrook is approximately $162 million in year end 1996 dollars. These costs are being recognized over the life of the unit and a portion is being recovered through PSNH's rates. PSNH is obligated to pay NAEC's share of Seabrook's decommissioning costs even if the unit is shut down prior to the expiration of its license.

See the "Notes to Financial Statements" Note 2, for further information regarding nuclear decommissioning.

LIQUIDITY AND CAPITAL RESOURCES
Cash provided from operations increased by approximately $81 million in 1996, primarily due to proceeds from the sale of Seabrook unit 2 steam generators, increased cash return associated with the phase-in of additional Seabrook plant and expenses for a 1995 debt redemption. Cash flows from operations were also impacted by a sharp increase in the level of accounts payable caused principally by purchases in anticipation of the upcoming Seabrook outage. Cash used for financing activities increased by approximately $73 million in 1996, primarily due to higher reacquisitions and retirements of long-term debt, net of issuances; higher dividend payments on common stock; and higher repayment of short-term debt. Cash used for investments, increased by approximately $22 million in 1996, primarily due to a decrease in loan repayments from other system companies under the NU system Money Pool.

In March, 1997, Standard & Poor's Ratings Group (S&P) and Moody's Investors Service (Moody's) downgraded NU, PSNH and NAEC securities as a result of recent restructuring activities in New Hampshire. None of PSNH's and NAEC's securities are rated at investment grade. S&P and Moody's are reviewing all NU system securities for further downgrades. These actions will adversely affect the availability and cost of funds for NAEC.


RISK MANAGEMENT INSTRUMENTS
NAEC uses interest-rate management instruments to reduce interest-rate risk associated with its $200 million variable-rate bank note. These instruments are not used for trading purposes. The differential paid or received as interest rates change is recognized in income when realized. As of December 31, 1996, NAEC had outstanding interest-rate management instruments with a total notional value of approximately $200 million. The settlement amounts associated with the instruments increased interest expense by approximately $1.0 million for NAEC during 1996. NAEC's interest-rate management instruments effectively fix its variable-rate bank note at 7.82 percent as of March 10, 1997.

See the "Notes to Financial Statements" Note 8, for further information on interest-rate management instruments.


RESULTS OF OPERATIONS

                                Income Statement Variances
                                   (Millions of Dollars)

                    1996 over/(under) 1995   1995 over/(under) 1994
                     Amount       Percent     Amount       Percent


Operating revenues     $5            3%        $11            8%

Fuel expenses           3           25           5           68
Other operation        (2)          (7)         (1)          (3)
Maintenance            (3)         (26)         (3)         (17)
Federal and state
  income taxes          -            -           3           83
Deferred Seabrook
  return (other
  and borrowed
  funds)               (8)         (27)        (15)         (33)
Interest on
  long-term debt      (10)         (16)         (1)          (2)

Net income              8           31          (6)         (20)


OPERATING REVENUES
Operating revenues represent amounts billed to PSNH under the terms of the Power Contracts and billings to PSNH for decommissioning expense.

Operating revenues increased in 1996, primarily due to the increased return associated with the phase-in of the final 15 percent of Seabrook plant's Initial Investment in May, 1996, and the 1995 phase-in, partially offset by lower return due to lower debt costs.

Operating revenues increased in 1995, primarily due to the increased return associated with the phase-in of an additional 15 percent of the Seabrook plant's Initial Investment in May, 1995, and May, 1994.

FUEL EXPENSES
Fuel expenses increased in 1996 and 1995, primarily due to higher Seabrook capacity factors.

OTHER OPERATION AND MAINTENANCE
Other operation and maintenance expenses decreased in 1996, primarily due to the planned refueling and maintenance outage in 1995.

Other operation and maintenance expenses decreased in 1995, primarily due to the unplanned and extended Seabrook outages in 1994.

FEDERAL AND STATE INCOME TAXES
Although the change in 1996 was not significant, federal and state income taxes increased in 1995, despite a decrease in income, primarily due to higher state taxes as a result of a one-time adjustment to the deferred income tax provision.

DEFERRED SEABROOK RETURN
Deferred Seabrook return decreased in 1996, primarily due to the additional Seabrook investment phased into rates in May, 1996, and May, 1995, partially offset by a one-time adjustment in June, 1995, to the deferred Seabrook return balance.

Deferred Seabrook return decreased in 1995, primarily due to additional Seabrook investment phased into rates in May, 1995, and May, 1994, and a one-time adjustment of approximately $5 million in 1995 to correct the deferred Seabrook return balance.

INTEREST ON LONG-TERM DEBT
Interest on long-term debt decreased in 1996 and 1995 primarily due to the 1995 refinancing of its $205 million 15.23-percent variable-rate bank note.












North Atlantic Energy Corporation

SELECTED FINANCIAL DATA (a)     1996       1995       1994      1993      1992*

                                                    (Thousands of Dollars)

Operating Revenues......  $  162,152  $  157,183   $145,751  $125,408  $ 78,444



Operating Income........  $   54,889  $   51,394   $ 42,950  $ 33,718  $ 16,122



Net Income............... $   32,072  $   24,441   $ 30,535  $ 25,998  $ 12,703



Cash Dividends on
  Common Stock..........  $   38,000  $   24,000   $ 10,000  $   -     $   -



Total Assets............  $1,017,388  $1,014,649   $963,579  $900,821  $818,123



Long-Term Debt (b)......  $  515,000  $  560,000   $560,000  $560,000  $560,000






STATISTICS                      1996       1995       1994      1993     1992(c)

Gross Electric Utility
  Plant at December 31,
(Thousands of Dollars)...  $816,446    $806,892   $792,880  $789,127   $774,920



kWh Sales (Millions) for
  the twelve month period
  ending December 31,.....    3,542       3,016      2,229     3,218      1,268





STATEMENTS OF QUARTERLY FINANCIAL DATA (Unaudited) (Thousands of Dollars)

                                                   Quarter Ended (a)


1996                        March 31      June 30        Sept. 30       Dec. 31


Operating Revenues.......    $36,663      $39,107        $41,565        $44,817



Operating Income.........    $12,075      $13,786        $14,639        $14,389



Net Income...............    $ 7,190      $ 7,356        $ 9,918        $ 7,608




1995


Operating Revenues.........  $33,984      $36,362        $39,696        $47,141



Operating Income...........  $10,974      $12,752        $13,795        $13,873



Net Income...............    $ 7,501      $ 3,280        $ 6,914        $ 6,746



(a) Reclassifications of prior data have been made to conform with the current presentation.
(b)  Includes portion due within one year.
(c) The company began commercial operations on June 5, 1992. Information presented in 1992 covers the period June 5, 1992 through December 31, 1992.

*The company began commercial operations on June 5, 1992. Information presented for 1992 covers the period June 5, 1992 through December 31, 1992.