Form 10-K, Exhibit 13
period 1997-12-31
NORTHEAST UTILITIES SYSTEM; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1998-03-19
CIK 72741, 23426, 106170, 315256, 880416

Financial and Statistical Table of Contents
--------------------------------------------------------------------------------

12   Management's Discussion and Analysis

22   Company Report

22   Report of Independent Public Accountants

23   Consolidated Financial Statements

31 Notes to Consolidated Financial Statements and related schedules


                                       Northeast Utilities 1997 Annual Report 11

Management's Discussion and Analysis
--------------------------------------------------------------------------------

Financial Condition
--------------------------------------------------------------------------------

Overview

The length of the ongoing outages at the three Millstone nuclear plants (Millstone) and the high costs of the recovery efforts weakened NU's 1997 earnings, balance sheet and cash flows and will continue to have an adverse impact on NU's financial condition until the units are returned to service.

   NU's earnings fell sharply in 1997 for the second consecutive year, primarily as a result of costs associated with the ongoing Millstone outages. NU lost $1.05 per common share in 1997, compared with a profit of 1 cent a share in 1996 and $2.24 a share in 1995.

   The poorer financial results in 1997 were due primarily to the fact that all three Millstone units were off line for the entire year in 1997 and spending associated with the recovery efforts was significantly higher in 1997 than it was in 1996. Millstone 3 operated for nearly three months in 1996 and Millstone 2 for nearly two months. As a result, the cost of replacing power ordinarily generated by the Millstone units rose by approximately $80 million in 1997. The total operation and maintenance (O&M) costs at Millstone were approximately $163 million higher in 1997.

   The higher Millstone costs have caused the NU system, primarily The Connecticut Light and Power Company (CL&P) and Western Massachusetts Electric Company (WMECO), to focus closely on maintaining adequate liquidity and reducing nonnuclear O&M costs. In 1997 and early 1998, CL&P and WMECO successfully sold $260 million in first mortgage bonds and renegotiated more than $400 million of bank credit lines. Additionally, nonnuclear O&M expenses in 1997 were reduced by about $50 million from 1996. Tight cost controls will continue to be essential in 1998 to CL&P's and WMECO's efforts to meet the financial covenants contained in their $313.75 million revolving credit arrangement.

   In 1998, management expects Millstone-related expenses to fall significantly, assuming Millstone 3 and Millstone 2 are returned to service at dates close to current estimates, although the O&M expenses at Millstone 3 and Millstone 2 will be considerably higher than before the station was placed on the Nuclear Regulatory Commission's (NRC's) watch list. The actual level of 1998 nuclear spending at Millstone will depend on when the units return to operation and the cost of restoring them to service. The company hopes to restart Millstone 3, the newest and largest unit at the site, in the early spring of 1998 and Millstone 2 three to four months after Millstone 3. The company cannot restart the Millstone units until it receives formal approval from the NRC. As part of an effort to reduce spending in 1998, Millstone 1 has been placed in extended maintenance status. Management will review its options with respect to Millstone 1 in 1998, including restart, early retirement and other options.

   Rate reductions in all three states served by NU's operating companies are likely to offset a portion of the benefit of lower Millstone-related costs. On December 1, 1997, Public Service Company of New Hampshire (PSNH) rates were reduced 6.87 percent as a result of an interim rate order issued by the New Hampshire Public Utilities Commission (NHPUC). On March 1, 1998, CL&P rates were reduced by approximately 1.4 percent to reflect the removal of Millstone 1 from rates, and additional noncash reductions were made to revenue requirements as a result of an interim rate order issued by the Connecticut Department of Public Utility Control (DPUC). Also on March 1, 1998, WMECO reduced retail rates by 10 percent in compliance with industry restructuring legislation passed in November 1997 by the Massachusetts Legislature. Rate cases involving CL&P and PSNH may result in additional rate adjustments later in 1998. CL&P's revenues could be further reduced if substantial delays in restarting Millstone 3 and Millstone 2 result in a DPUC decision to remove those units from rates.

    In addition to focusing on maintaining liquidity, management also must attend to industry restructuring efforts throughout the NU system's service territory. A temporary restraining order issued by a U.S. District Court is currently blocking the NHPUC from implementing a February 1997 restructuring order that would have resulted in a write-off by PSNH of more than $400 million. Management hopes to negotiate an alternative restructuring proposal in 1998 that will produce significant PSNH rate reductions and allow retail customers to choose their electric suppliers, but still give PSNH and North Atlantic Energy Corporation (NAEC) an opportunity to maintain an adequate financial condition and earn fair returns on their investments.

   The 1997 Massachusetts legislation allowed full retail choice on March 1, 1998. WMECO expects to recover fully its stranded costs through a combination of securitization and divestiture of its nonnuclear generating assets.

   In Connecticut, restructuring legislation is being considered in the legislative session that began in February 1998.

   Restructuring also is likely to cause other NU subsidiaries to auction their nuclear and/or nonnuclear generating units. Despite these potential requirements, management believes that it could be advantageous for the NU system to remain in the generation business, which could be accomplished by acquiring ownership interests in facilities inside and outside New England.


12 Northeast Utilities 1997 Annual Report

--------------------------------------------------------------------------------

   NU's earnings in 1997 also were affected by a $25 million reserve for anticipated losses on the sale of investments by Charter Oak Energy, Inc., NU's independent power development subsidiary.

   Presently, NU is New England's largest electric utility system with 1.7 million customers in Connecticut, New Hampshire and Massachusetts. In 1997, NU experienced modest economic growth in its retail sales that was offset by the effects of mild winter weather. In 1998, management expects that the regional economy will continue to experience modest growth.

Millstone
--------------------------------------------------------------------------------

Outages

The NU system has a 100 percent ownership interest in Millstone 1 and 2 and a 68 percent ownership interest in Millstone 3. Millstone 1, 2 and 3 have been out of service since November 4, 1995, February 21, 1996, and March 30, 1996, respectively.

   Subsequent to its January 31, 1996, announcement that Millstone had been placed on its watch list, the NRC stated that the units cannot return to service until independent, third-party verification teams have reviewed the actions taken to improve the design, configuration and employee concerns issues that prompted the NRC to place the units on its watch list. The actual date of the return to service for each of the units is dependent upon the completion of independent inspections, reviews by the NRC and a vote by the NRC commissioners.

   In January 1998, NU declared Millstone 3 physically ready for restart, which meant that almost all of the restart-required physical work had been completed in the plant. The NRC currently is conducting a series of inspections to determine, among other things, whether the plant has effective leadership and corrective action and employee concerns programs. The Independent Corrective Action Verification Program, an NRC-ordered independent review of the plant's design and licensing bases, is expected to be completed in March 1998.

   In 1997, the NU system's share of nonfuel O&M costs expensed for Millstone totaled approximately $566 million, including $73 million reserved for future restart costs. The 1997 costs are net of $63 million of costs which were reserved in 1996. In 1996, the NU system's share of nonfuel O&M costs expensed for Millstone totaled approximately $403 million, including $63 million reserved for future restart costs. Management will continue to evaluate the costs to be incurred in 1998 to determine whether adjustments to the existing reserves are required.

   Replacement power costs attributable to the Millstone outages totaled approximately $340 million in 1997 compared to $260 million expensed in 1996. These costs for 1998 are forecasted to average approximately $9 million per month for Millstone 3, $9 million per month for Millstone 2 and $6 million per month for Millstone 1 while the plants are out of service.

   CL&P, WMECO and PSNH have been, and will continue to be, expensing all of the costs to restart the units including replacement power and nonfuel O&M expenses. See "Connecticut Rate Matters" for issues related to the recovery of Millstone 1 costs.

   NU and its subsidiaries are involved in several class action lawsuits and other litigation in connection with their nuclear operations. See the "Notes to Consolidated Financial Statements," Note 7B, for further information on this litigation.

Millstone 1

Management will review its options with respect to Millstone 1 during 1998. The issues that management will consider in evaluating its options include the costs to restart the unit, the economic benefits of the unit's continued operation and certain Connecticut state law issues. In the CL&P four year rate review proceeding (discussed in detail under "Rate Matters"), the DPUC noted that CL&P may not be able to recover its remaining investment in Millstone 1 if the DPUC were to determine that the unit had been prematurely shut down due to management imprudence. Additionally, there is a Connecticut statute which may limit CL&P's ability to collect decommissioning charges in the future if Millstone 1 were to be prematurely retired.

   CL&P's net unrecovered Millstone 1 plant cost and the unrecovered decommissioning costs at December 31, 1997, were approximately $216 million and $198 million, respectively.

Capacity

During 1996 and continuing into 1997, the NU system companies took measures to improve their capacity position, including obtaining additional generating capacity, improving the availability of NU's generating units and improving the NU system's transmission capability. During 1997, NU spent approximately $58 million to ensure the availability of adequate generating capacity in Connecticut and Massachusetts, of which $40 million was expensed. In 1998, NU does not anticipate the need to take additional measures to ensure adequate generating capacity.


                                       Northeast Utilities 1997 Annual Report 13

--------------------------------------------------------------------------------

Liquidity and Capital Resources
--------------------------------------------------------------------------------

Cash provided from operations decreased approximately $438 million in 1997, compared to 1996, primarily due to higher cash expenditures related to the Millstone outages, and the pay down in 1997 of the 1996 year end accounts payable balance. The 1996 year end accounts payable balance was relatively high due to costs related to a severe December storm and costs associated with the Millstone outages that had been incurred but not yet paid by the end of 1996. Net cash used for financing activities decreased approximately $224 million, primarily due to suspension of the NU common dividend early in 1997 and an increase in short-term borrowings.

   CL&P and WMECO established facilities in 1996 under which they may sell, from time to time, up to $200 million and $40 million, respectively, of their accounts receivable and accrued utility revenues. As of December 31, 1997, CL&P and WMECO sold approximately $70 million and $20 million of receivables, respectively, to third- party purchasers.

   NU's, CL&P's and WMECO's three-year revolving credit agreement was amended in May 1997 (the Credit Agreement). Under the Credit Agreement, CL&P and WMECO are able to borrow up to approximately $225 million and $90 million, respectively, subject to a total borrowing limit of $313.75 million for all three borrowers. NU will be able to borrow up to $50 million when NU, CL&P and WMECO have each maintained a consolidated operating income to consolidated interest expense ratio of at least 2.50 to 1 for two consecutive fiscal quarters. Currently, the companies cannot meet this requirement. At December 31, 1997, CL&P and WMECO had $35 million and $15 million outstanding, respectively, under the Credit Agreement.

   In February 1998, because of borrowing restrictions on NU in the Credit Agreement, NU entered into a separate $25 million, 364-day revolving credit facility with one bank.

   Each major subsidiary of NU finances its own needs. Neither CL&P nor WMECO has any financing agreements containing cross defaults based on financial defaults by NU, PSNH or NAEC. Similarly, neither PSNH nor NAEC has any financing agreements containing cross defaults based on financial defaults by NU, CL&P or WMECO. Nevertheless, it is possible that investors will take negative operating results or regulatory developments at one company in the NU system into account when evaluating other companies in the NU system. That could, as a practical matter and despite the contractual and legal separations among the NU companies, negatively affect each company's access to financial markets.

   In December 1997 and January 1998, Moody's Investors Service (Moody's) and Standard & Poor's (S&P), respectively, downgraded the senior secured debt of CL&P, WMECO and NU, as well as the preferred stock of CL&P and WMECO. This was the fourth time Moody's and S&P have downgraded CL&P and WMECO securities since the Millstone units went on the NRC watch list in 1996. All of the NU system's securities are rated below investment grade and remain under review for further downgrade. Although CL&P and WMECO do not have any plans to issue debt in the near term, rating agency downgrades generally increase the future cost of borrowing funds because lenders will want to be compensated for increased risk. Additionally, this could affect the terms and ability of the NU system companies to extend existing agreements.

   The downgrade by Moody's of WMECO's first mortgage bonds to Ba2 in December 1997 brought those ratings to a level at which the sponsor of WMECO's accounts receivable program can take various actions, in its discretion, which would have the practical effect of limiting WMECO's ability to utilize the facility. The WMECO accounts receivable program could be terminated if WMECO's first mortgage bond credit ratings experience one more level of downgrade. CL&P's accounts receivables program could be terminated if its senior secured debt is downgraded two more steps from its current ratings.

   The NU system companies' ability to borrow under their financing arrangements is dependent on their satisfaction of contractual borrowing conditions. The financial covenants that must be satisfied to permit CL&P and WMECO to borrow under the Credit Agreement are particularly restrictive and become more restrictive throughout 1998. Spending levels in 1998, particularly for the first half of the year while the Millstone units are expected to be out of service, will be constrained to levels intended to assure that the financial covenants in CL&P's and WMECO's Credit Agreement are satisfied. However, there is no assurance that these financial covenants will be met as the system may encounter additional unexpected costs from such areas as storms, reduced revenues from regulatory actions or the effect of weather on sales levels.


14 Northeast Utilities 1997 Annual Report

--------------------------------------------------------------------------------

   If the return to service of Millstone 3 or Millstone 2 is delayed substantially beyond the present restart estimates, if some borrowing facilities become unavailable because of difficulties in meeting borrowing conditions or renegotiating extensions, if the system encounters additional significant costs, or any other significant deviations from management's current assumptions, the currently available borrowing facilities could be insufficient to meet all of the NU system's cash requirements. In those circumstances, management would take even more stringent actions to reduce costs and cash outflows and would attempt to take other actions to obtain additional sources of funds. The availability of these funds would be dependent upon the general market conditions and the NU system's credit and financial condition at that time.

Restructuring
--------------------------------------------------------------------------------

The NU system companies continue to operate under cost-of-service based regulation, however, future rates and the recovery of strandable costs are issues under various restructuring initiatives in each of the NU system companies' service territories. Strandable costs are expenditures or commitments that have been made to meet public service obligations with the expectation that they would be recovered from customers in the future. The NU system companies have exposure to strandable costs for their investments in high-cost nuclear generating plants, state-mandated purchased power obligations and significant regulatory assets. The NU system companies' exposure to strandable investments and purchased power obligations exceeds their shareholder's equity. The NU system's financial strength and resulting ability to compete in a restructured environment will be negatively affected if the NU system companies are unable to recover their past investments and commitments. Even if the NU system companies are given the opportunity to recover a large portion of their strandable costs, earnings prospects in a restructured environment will be affected in ways which cannot be estimated at this time.

   The NU system companies are seeking to mitigate the impacts of restructuring by proposing stable, lower rates while pursuing customer choice options and full recovery of their strandable costs. The NU system companies' strategy to recover strandable costs includes efforts to promote state legislation that will authorize the issuance of rate reduction bonds that would refinance these investments and which would be repaid through non-bypassable charges to customers. Management is unable to predict the ultimate outcome of these initiatives which will be subject to regulatory and legislative approvals. Management believes it is entitled to full recovery of its prudently incurred costs, including regulatory assets and other strandable costs. See the "Notes to Consolidated Financial Statements," Note 7A, for the potential accounting impacts of restructuring.

New Hampshire

In February 1997, the NHPUC issued orders to restructure the state's electric utility industry and set interim stranded cost charges for PSNH. In the orders, the NHPUC announced a departure from cost-based ratemaking and adopted a market-priced approach to stranded cost recovery. PSNH, NU, NAEC, and Northeast Utilities Service Company (NUSCO) filed for a temporary restraining order, preliminary and permanent injunctive relief and a declaratory judgment in the United States District Court of New Hampshire. The case subsequently was transferred to the United States District Court of Rhode Island (District Court) where a temporary restraining order was granted, staying, indefinitely, the enforcement of the NHPUC's restructuring orders as they affected PSNH. Certain appeals to the preliminary ruling have been denied and proceedings in the District Court are expected to resume.

   The NHPUC conducted rehearing proceedings in 1997 to decide the appropriate methodology to be used to determine PSNH's interim stranded costs and to set PSNH's interim stranded cost charges utilizing the determined methodology. The NHPUC has not indicated when it will issue a decision in these proceedings. On December 15, 1997, the NHPUC officially announced that industry restructuring would not take place on January 1, 1998.

   As part of the rehearing proceedings, PSNH proposed a new methodology to quantify its stranded costs. Under this proposal, PSNH would divest its owned generation and purchased power obligations via auction. To the extent that the auction fails to produce sufficient revenues to cover the net book value of owned generation and contractual payment obligations of purchased power, the difference would be recovered from customers through a non-bypassable distribution charge. The new proposal also relies upon securitization of certain assets to further reduce rates.

   On February 20, 1998, PSNH forwarded a settlement offer to representatives from the state of New Hampshire that was consistent with PSNH's proposal in the rehearing proceedings including, among other things, a 20 percent rate reduction at the beginning of 1999, an auction of PSNH's nonnuclear generating units and securtization of approximately $1.15 billion of PSNH's stranded costs.


                                       Northeast Utilities 1997 Annual Report 15

--------------------------------------------------------------------------------

Massachusetts

On November 25, 1997, Massachusetts enacted a comprehensive electric utility industry restructuring bill. The bill provides that each Massachusetts electric company, including WMECO, will decrease its rates by 10 percent and allow all its customers to choose their electric supplier on March 1, 1998. The statute requires a further 5 percent rate reduction, adjusted for inflation, by September 1, 1999.

   In addition, the legislation provides, among other things, for: (i) recovery of strandable costs through a "transition charge" to customers, subject to review by the Department of Telecommunications and Energy (DTE), formerly the Department of Public Utilities (DPU, collectively the DTE), (ii) a possible limitation on WMECO's return on equity should its transition cost charge go above a certain level, (iii) securitization of allowed strandable costs, and
(iv) divestiture of nonnuclear generation. WMECO hopes it will be able to complete securitization in 1998.

   The statute also provides that an electric company must transfer or separate ownership of generation, transmission and distribution facilities into independent affiliates or functionally separate such facilities within 30 business days after federal approval. Additionally, marketing companies formed by an electric company are to be separate from the electric company and separate from generation, transmission or distribution affiliates.

   On December 31, 1997, WMECO filed its restructuring plan with the DTE consistent with the Massachusetts restructuring legislation. The plan sets out the process by which WMECO, as of March 1, 1998, initiated a 10 percent rate reduction for all customer rate classes and allowed customers to choose their energy supplier. WMECO intends to mitigate its strandable costs through several steps, including divesting WMECO's nonnuclear generating plants at an auction to be held as soon as June 30, 1998, and securitization of approximately $500 million of stranded costs. NU intends to participate through a nonregulated affiliate in the competitive bid process for WMECO's generation resources. Any proceeds in excess of book value received from the divestiture of these units will be used to mitigate stranded costs. As required by the legislation, WMECO will continue to operate and maintain the transmission and local distribution network and deliver electricity to all customers. On February 20, 1998, the DTE issued an order approving, in all material respects, WMECO's restructuring plan on an interim basis. A final decision is expected in 1998.

   Because WMECO is obligated to reduce rates on March 1, 1998, before the means of financing for restructuring are completed, WMECO's cash flows and financial condition will be negatively affected. These impacts would become significant if there are material delays in, or significantly reduced proceeds from, the divestiture of nonnuclear generation and securitization.

Connecticut

Massachusetts and New Hampshire have been at the forefront of the restructuring movement in New England with very different approaches as previously discussed. In Connecticut, legislators have proposed broad restructuring legislation which will be considered in the spring of 1998.

Rate Matters
--------------------------------------------------------------------------------

Connecticut

In July 1996, the DPUC approved a rate settlement agreement with CL&P (the Settlement). Under the Settlement, CL&P froze base rates until at least December 31, 1997, and agreed to accelerate the amortization of regulatory assets during the period that the rate freeze remains in effect. The Settlement provided that CL&P's target return on equity (ROE) would be 10.7 percent but did not alter CL&P's allowed ROE of 11.7 percent. If CL&P's actual ROE for a calendar year exceeds 10.7 percent after the target regulatory asset amortization ($68 million in 1997) and after adjustment for any incremental NRC billings and any rate disallowances for nuclear operations, then CL&P shall retain two-thirds of any surplus and use the remaining one-third to provide a reduction in bills. CL&P's actual ROE, as adjusted, fell below the target ROE for 1996 and 1997 and, therefore, the accelerated amortization of regulatory assets was reduced to the minimum amounts allowed under the Settlement ($73 million in 1996 and $54 million in 1997). For each full year that the rate freeze remains in effect, CL&P agreed to amortize an additional $44 million of regulatory assets.

   On July 30, 1997, the DPUC issued a decision in its prudence review of nuclear cost recovery issues disallowing CL&P's recovery of all of the replacement power costs associated with the ongoing outages at Millstone. CL&P has expensed, and will continue to expense, replacement power costs for the Millstone outages as they are incurred.


16 Northeast Utilities 1997 Annual Report

--------------------------------------------------------------------------------

   The DPUC is required to review a utility's rates every four years if there has not been a rate proceeding during such period. In 1997, the DPUC conducted such a review of CL&P's rates, including an analysis of the possibility of removing one or more of the Millstone nuclear units from CL&P's rate base. On December 31, 1997, the DPUC issued its ruling in this matter. The decision did not effect a change in CL&P's rates, but set forth findings and conclusions that could be used to do so in additional proceedings. The most significant conclusion was that Millstone 1 should be removed from CL&P's rate base, which would cause an annual revenue reduction of approximately $30.5 million. The decision stated that the DPUC would open an interim rate case immediately to remove Millstone 1 from CL&P's rates and simultaneously to remove an additional $110.5 million of other expenses from rates related to perceived overearnings.

   In February 1998, the DPUC issued a decision reducing CL&P's rates by approximately 1.4 percent to reflect the removal of Millstone 1 from rates. This reduction reflects the removal from rates of O&M, depreciation and investment return related to Millstone 1, net of replacement power costs. In addition, the decision requires CL&P to accelerate the amortization of regulatory assets by $110.5 million, which includes the $44 million from the 1996 Settlement. The interim rate reduction became effective on March 1, 1998.

   CL&P also was directed to file a full rate case on June 1, 1998, to address potential overearnings amounting to an additional $150 million in 1998. The effective date of any rate order will be September 28, 1998. In addition, the DPUC has scheduled a hearing for April 1, 1998, to determine the status of Millstone 3 and Millstone 2. A similar restart status hearing is anticipated for June 1, 1998. If the units are not operating by those dates, the DPUC will consider their removal from rates.

   The DPUC also will consider CL&P's analyses of the economic benefits of the continued operation of Millstone 1 and Millstone 2 in the context of CL&P's next integrated resource planning proceeding, which begins in April 1998.

New Hampshire

PSNH's Rate Agreement provides for seven base rate increases and a comprehensive fuel and purchased power adjustment clause (FPPAC). In June 1996, the final base rate increase of 5.5 percent went into effect. Although the FPPAC continues for an additional four years beyond the end of the fixed rate period, there is uncertainty regarding how it will function after that time.

   On May 2, 1997, PSNH made a rate filing with the NHPUC requesting base rates to remain at their current level after May 31, 1997. By order dated November 6, 1997, the NHPUC ordered a temporary rate reduction for PSNH at a revenue level
6.87 percent lower than current rates. The NHPUC also set an interim return on equity of 11 percent. The temporary rates became effective December 1, 1997. A final decision, which will be reconciled to July 1, 1997, is not expected to be issued until September 1998. A portion of this reduction was offset by an increase to rates through the FPPAC.

   On February 10, 1998, the NHPUC ordered an FPPAC rate for the period December 1, 1997, through May 31, 1998, which increased customer bills by approximately 6 percent. This rate continues to defer recovery of a substantial portion of costs for the future. In addition, recovery of the Seabrook deferred return (approximately $127 million annually) is scheduled to begin in June 1998. See the "Notes to Consolidated Financial Statements," Note 1K, for further information on the FPPAC.

Massachusetts

In April 1996, the DTE approved a settlement (the Agreement) that included the continuation through February 1998 of a 2.4 percent rate reduction instituted in June 1994. Additionally, the Agreement terminated certain pending and potential reviews of WMECO's generating plant performance and accelerated its amortization of strandable generation assets by approximately $6 million in 1996 and $10 million in 1997.

   On August 20, 1997, WMECO filed with the DTE a joint motion for approval of a settlement agreement with the Massachusetts Attorney General for a fuel adjustment clause (FAC) which would allow for a lower rate to WMECO customers for the billing months of September 1997 through February 1998. WMECO is not recovering replacement power costs during this period and has indicated that it would not seek recovery of any replacement power costs associated with the Millstone outages. WMECO has been expensing and will continue to expense these costs. The Massachusetts restructuring legislation effectively eliminates the FAC, effective March 1, 1998.


                                       Northeast Utilities 1997 Annual Report 17

--------------------------------------------------------------------------------

Nuclear Decommissioning
--------------------------------------------------------------------------------

Connecticut Yankee

The NU system has a 49 percent ownership interest in the Connecticut Yankee nuclear generating facility (CY or the plant). On December 4, 1996, the Board of Directors of Connecticut Yankee Atomic Power Company voted unanimously to cease permanently the production of power at the plant. The decision to retire CY from commercial operation was based on an economic analysis of the costs of operating it compared to the costs of closing it and incurring replacement power costs over the remaining period of the plant's operating license, which would have expired in 2007. The economic analysis showed that closing the plant and incurring replacement power costs produced substantial savings.

   CY has undertaken a number of regulatory filings intended to implement the decommissioning. In late December 1996, CY filed an amendment to its power contracts with the FERC to clarify the obligations of its purchasing utilities following the decision to cease power production. At December 31, 1997, NU's share of these obligations was approximately $304 million, including the cost of decommissioning and the recovery of existing assets. Management expects that CL&P, PSNH and WMECO each will continue to be allowed to recover such FERC approved costs from their customers. Accordingly, NU has recognized its share of the estimated costs as a regulatory asset, with a corresponding obligation, on its balance sheet.

Maine Yankee

   The NU system has a 20 percent ownership interest in the Maine Yankee (MY) nuclear generating facility. On August 6, 1997, the Board of Directors of Maine Yankee Atomic Power Company (MYAPC) voted unanimously to retire MY. On January 14, 1998, FERC released a draft order on the MYAPC application to amend its power contracts with the owner/purchasers and revise its decommissioning and other charges. FERC has accepted the proposed application for filing and made the amendments and the proposed charges under the contracts effective on January 15, 1998, subject to refund after hearings. At December 31, 1997, the NU system's share of the estimated remaining obligation, including decommissioning, amounted to approximately $173 million. Under the terms of the contracts with MYAPC, the shareholders' sponsor companies, including CL&P, PSNH and WMECO, are responsible for their proportionate share of the costs of the unit, including decommissioning. Management expects that CL&P, PSNH and WMECO will be allowed to recover these costs from their customers. Accordingly, NU has recognized these costs as a regulatory asset, with a corresponding obligation on its balance sheet.

Millstone and Seabrook

NU's estimated cost to decommission its shares of the Millstone plants and Seabrook is approximately $1.48 billion in year end 1997 dollars. These costs are being recognized over the lives of the respective units with a portion currently being recovered through rates. As of December 31, 1997, the market value of the contributions already made to the decommissioning trusts, including their investment returns, was approximately $503 million.

   See the "Notes to Consolidated Financial Statements," Note 2, for further information on nuclear decommissioning, including the NU system's share of costs to decommission the other regional nuclear generating units.

Environmental Matters
--------------------------------------------------------------------------------

NU's subsidiaries are potentially liable for environmental cleanup costs at a number of sites inside and outside their service territories. To date, the future estimated environmental remediation liability has not been material with respect to the earnings or financial position of the NU system. At December 31, 1997, NU's subsidiaries had recorded an environmental reserve of approximately $16 million. See the "Notes to Consolidated Financial Statements," Note 7C, for further information on environmental matters.


Year 2000 Issue
--------------------------------------------------------------------------------

The Year 2000 issue exists because many computer systems and applications currently use two-digit date fields to designate a year. As the change of the century occurs, date-sensitive systems may recognize the year 2000 as 1900, or not recognize it at all. This inability to recognize or properly treat the year 2000 may cause NU's systems to process critical financial and operational information incorrectly. The company has assessed and continues to assess the impact of the Year 2000 issue on its operating and reporting systems. The assessment of the nuclear operating systems is continuing and is expected to be completed in the summer of 1998.

   The NU system will utilize both internal and external resources to reprogram or replace and test the software for Year 2000 modifications. The total estimated remaining cost of the Year 2000 project is $37 million and is being funded through operating cash flows. This estimate does not include any costs for the replacement or repair of equipment or devices that may be identified during the assessment process. The majority of these costs will be expensed as incurred over the next two years. To date, the company has


18 Northeast Utilities 1997 Annual Report

--------------------------------------------------------------------------------

incurred and expensed approximately $4 million related to the assessment of, and preliminary efforts in connection with, its Year 2000 project.

   The costs of the project and the date on which the company plans to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third-party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ materially from those plans. If the NU system's remediation plan is not successful, there could be a significant disruption of the NU system's operations.

Risk-Management Instruments
--------------------------------------------------------------------------------

The following discussion about the NU system's risk-management activities includes forward looking statements that involve risk and uncertainties. Actual results could differ materially from those projected in the forward looking statements.

   This analysis presents the hypothetical loss in earnings related to the fuel price and interest rate market risks not covered by the risk-management instruments at December 31, 1997. The NU system uses swaps, collars, puts and calls to manage the market risk exposures associated with changes in fuel prices and variable interest rates. The NU system does not use these risk-management instruments for speculative purposes. For more information on NU's use of risk-management instruments, see the "Notes to Consolidated Financial Statements," Notes 1O and 8.

Fuel Price Risk-Management Instruments

In the generation of electricity, the most significant variable cost component is the cost of fuel. Typically, most of CL&P's fuel purchases are protected by a regulatory fuel price adjustment clause. However, for a specific, well-defined volume of fuel that is excluded from the fuel price adjustment clause (unprotected volume), CL&P employs fuel price risk-management instruments to protect itself against the risk of rising fuel prices, thereby limiting fuel costs and protecting its profit margins. These risks are created by the sale of long-term, fixed-price electricity contracts to wholesale customers and the purchase or generation of replacement power related to the ongoing Millstone nuclear outages.

   At December 31, 1997, CL&P had outstanding agreements with a total notional value of approximately $327 million. The settlement amounts associated with the instruments reduced fuel expense by approximately $8 million.

   CL&P has had experience using various fuel price risk-management instruments since 1994, most of which have been in the form of fuel price swaps. At December 31, 1997, approximately 30 percent of the unprotected volume was covered by fuel price risk-management instruments (hedge ratio) for 1997. This effectively fixed or bounded the fuel cost and thus eliminated the market price risk for this covered volume of fuel. At December 31, 1997, CL&P had a hedge ratio of 44 percent for 1998.

   At December 31, 1997, the 56 percent uncovered volume of fuel for 1998, as a result of not being hedged, is subject to changes in actual market prices. Therefore, assuming a hypothetical 10 percent increase in the average 1997 price of fuel in 1998, the result would be a negative pretax impact on earnings of approximately $12.4 million.

   This analysis is based on the broad assumption that the entire uncovered volume of fuel remains constant and will be purchased on the spot market. This assumption is subject to change as the uncovered volume of fuel likely will change during the next year. Other assumptions used in this analysis, projections of the fuel mix, the amount of long-term sales contracts or the projected Millstone restart dates, also are subject to change.

Interest Rate Risk-Management Instruments

Several NU subsidiaries hold variable rate long-term notes, exposing the NU system to interest rate risk. In order to hedge some of this risk, interest rate risk-management instruments have been entered into on NAEC's $200 million variable rate note, effectively fixing the interest on this note at 7.823 percent. The remaining variable notes remain unhedged.

   At December 31, 1997, NU had a hedge ratio on its long-term variable rate notes of 21 percent, which is expected to be the same for 1998. The remaining 79 percent of NU's variable notes are unhedged and, as a result, are subject to actual market rates for 1998. Thus, a 10 percent increase in market interest rates above the 1997 weighted average variable rate during 1998 would result in a $3.6 million pretax annual decrease in earnings.

   For purposes of this analysis, the hedge ratio for long-term variable rate notes is calculated by dividing the amount of the hedged long-term note by the total of all long-term variable notes held at December 31, 1997.


                                       Northeast Utilities 1997 Annual Report 19

--------------------------------------------------------------------------------

Results of Operations
--------------------------------------------------------------------------------

The components of significant income statement variances for the past two years are provided in the table below. The relative magnitude of how revenues earned in 1997 and retained earnings were used by NU's continuing operations in 1997 is illustrated in the chart on page 21.

------------------------------------------------------------------------------------------
                                                   Income Statement Variances
                                                     (Millions of Dollars)
------------------------------------------------------------------------------------------
                                        1997 over/(under) 1996  1996 over/(under) 1995
                                             Amount   Percent       Amount     Percent
------------------------------------------------------------------------------------------
Operating revenues                           $  43        1%         $  42         1%

Fuel, purchased and net interchange power      154       13            230        25
Other operation                                (50)      (4)           191        20
Maintenance                                     86       21            127        44
Amortization of regulatory assets, net           8        7             (6)       (5)
Federal and state income taxes                 (72)      (a)          (192)      (73)

Deferred nuclear plants return
   (other and borrowed funds)                   (3)     (13)           (13)      (36)
Other income, net                              (69)      (a)            20        (a)
Interest on long-term debt                      (3)      (1)           (30)      (10)
Other interest                                  (4)     (53)             1        15
Preferred dividends of subsidiaries             (3)     (10)            (6)      (14)

Net income                                    (138)     (a)           (281)      (99)

------------------------------------------------------------------------------------------

(a) Percentage greater than 100

Operating Revenues

Total operating revenues increased in 1997, primarily due to higher fuel recoveries and higher conservation recoveries. Fuel recoveries increased $32 million, primarily due to higher fuel revenues for CL&P as a result of a lower fuel rate in 1996. Conservation recoveries increased by $17 million, primarily due to a 1996 reserve for overrecoveries of CL&P demand-side management costs. Retail kilowatt hour sales were 0.3 percent lower in 1997 as a result of mild winter weather.

   Total operating revenues increased in 1996, primarily due to higher retail sales, regulatory decisions and higher other revenues, partially offset by lower fuel recoveries and lower wholesale revenues. Retail sales increased 1.6 percent ($40 million), primarily due to modest economic growth in 1996. Regulatory decisions increased revenues by $22 million, primarily due to retail rate increases for CL&P in mid-1995 and PSNH in mid-1995 and 1996, partially offset by 1996 reserves for CL&P overrecoveries of demand-side management costs. Other revenues increased $31 million and included higher recognition in 1996 of reimbursable conservation services and higher transmission revenues. Fuel recoveries decreased $40 million, primarily due to lower FPPAC revenues for PSNH as a result of a customer refund ordered by the NHPUC, partially offset by higher base fuel revenues for PSNH as a result of the PSNH rate increases. Wholesale revenues decreased $13 million, primarily due to higher recognition in 1995 of lump-sum payments for the termination of a CL&P long-term contract and capacity sales contracts that expired in 1995.

Fuel, Purchased and Net Interchange Power

Fuel, purchased and net interchange power expense increased in 1997, primarily due to replacement power costs associated with the Millstone outages and the expensing in 1997 of replacement power costs incurred in 1996.

   Fuel, purchased and net interchange power expense increased in 1996, primarily due to replacement power costs associated with the Millstone outages and the write-off of the generation utilization adjustment clause (GUAC) balance under the CL&P Settlement.


20 Northeast Utilities 1997 Annual Report

--------------------------------------------------------------------------------

Other Operation and Maintenance

Other operation and maintenance expenses increased in 1997, primarily due to higher costs associated with the Millstone restart effort ($163 million, including a net increase of $10 million in reserves for future costs), higher costs as a result of Seabrook outages ($23 million) and higher capacity charges from Maine Yankee ($16 million), partially offset by lower recognition of nuclear refueling outage costs primarily as a result of the 1996 CL&P Rate Settlement ($72 million), lower capacity charges from Connecticut Yankee as a result of a property tax refund ($35 million), lower administrative and general expenses ($41 million) primarily due to lower pensions and benefit costs, and lower storm expenses.

   Other operation and maintenance expenses increased in 1996, primarily due to higher costs associated with the Millstone restart effort ($179 million, including $63 million of reserves for future costs) and 1996 costs to ensure adequate generating capacity in Connecticut ($39 million). In addition, 1996 costs reflect higher storm and reliability expenditures, higher recognition of conservation expenses and higher marketing costs.

Amortization of Regulatory Assets, Net

Amortization of regulatory assets, net increased in 1997, primarily due to the completion of the CL&P cogeneration deferrals in 1996, increased amortization in 1997, and the beginning of the amortization of NAEC's Seabrook deferred return in December 1997, partially offset by the completion of CL&P's Seabrook amortization and WMECO's Millstone 3 amortization in 1996.

   Amortization of regulatory assets, net decreased in 1996, primarily due to the completion of the Millstone 3 phase-in plans in 1995, partially offset by lower CL&P cogeneration deferrals and the accelerated amortization of regulatory assets as a result of the 1996 CL&P Settlement.

Federal and State Income Taxes

Federal and state income taxes decreased in 1997, primarily due to lower book taxable income.

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

Deferred Nuclear Plants Return

The change in deferred nuclear plants return in 1997 was not significant. Deferred nuclear plants return decreased in 1996, primarily due to additional Seabrook investment being phased into rates, partially offset by a one-time adjustment to NAEC's Seabrook deferred return balance of approximately $5 million in 1995.

Other Income, Net

Other income, net decreased in 1997, primarily due to a $25 million reserve for anticipated losses on the sale of investments by Charter Oak Energy (COE), equity losses on COE investments, costs associated with the accounts receivable facility, nonutility marketing and advertising costs and lower miscellaneous income.

   Other income, net increased in 1996, primarily due to higher interest income on temporary cash investments in 1996, the 1995 write-down of CL&P's wholesale investment in Millstone 3 and a 1995 increase to the environmental reserve.

Interest on Long-Term Debt

The change in interest on long-term debt in 1997 was not significant. Interest on long-term debt decreased in 1996, primarily due to reacquisitions and retirements of long-term debt in 1995.

Other Interest

Other interest expense decreased in 1997 due to 1996 interest expense associated with an FPPAC refund for PSNH.

Preferred Dividends of Subsidiaries

The change in preferred dividends of subsidiaries was not significant in 1997. Preferred dividends of subsidiaries decreased in 1996, primarily due to a 1995 charge to earnings for premiums on redeemed preferred stock and a reduction in preferred stock levels.

--------------------------------------------------------------------------------
1997 Use of Revenue and Retained Earnings
--------------------------------------------------------------------------------

[The following table was originally a pie chart in the printed materials.]

Energy Costs                                   32%
Nonfuel Operation and Maintenance Expenses     28%
Depreciation, Amortization and Other Expenses  13%
Wages and Benefits                             12%
Interest Charges                                7%
Taxes                                           6%
Common and Preferred Dividends                  2%

--------------------------------------------------------------------------------


                                       Northeast Utilities 1997 Annual Report 21

Company Report
--------------------------------------------------------------------------------

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

Report of Independent Public Accountants
--------------------------------------------------------------------------------

To the Board of Trustees and Shareholders of Northeast Utilities:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Northeast Utilities (a Massachusetts trust) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, common shareholders' equity, cash flows and income taxes for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northeast Utilities and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Hartford, Connecticut
February 20, 1998


22 Northeast Utilities 1997 Annual Report

Consolidated Statements of Income
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
                                                         For the Years Ended December 31,
---------------------------------------------------------------------------------------------
(Thousands of Dollars, except share information)           1997           1996           1995
---------------------------------------------------------------------------------------------
Operating Revenues ............................... $  3,834,806   $  3,792,148   $  3,750,560
---------------------------------------------------------------------------------------------
Operating Expenses:
Operation --
   Fuel, purchased and net interchange power .....    1,293,518      1,139,848        909,244
   Other .........................................    1,107,097      1,157,278        966,845
Maintenance ......................................      501,693        415,532        288,927
Depreciation .....................................      354,329        359,507        354,293
Amortization of regulatory assets, net ...........      130,900        122,573        128,413
Federal and state income taxes
   (See Consolidated Statements of Income Taxes)..        8,596         68,261        261,287
Taxes other than income taxes ....................      253,637        257,577        249,463
---------------------------------------------------------------------------------------------
   Total operating expenses ......................    3,649,770      3,520,576      3,158,472
---------------------------------------------------------------------------------------------
Operating Income .................................      185,036        271,572        592,088
---------------------------------------------------------------------------------------------
Other Income:
Deferred nuclear plants return -- other funds ....        7,288          8,988         14,196
Equity in earnings of regional nuclear generating
   and transmission companies ....................       11,306         13,155         13,208
Other, net .......................................      (38,473)        30,932         10,954
Minority interest in income of subsidiary ........       (9,300)        (9,300)        (8,732)
Income taxes .....................................       10,702         (1,747)          (683)
---------------------------------------------------------------------------------------------
   Other (loss)/income, net ......................      (18,477)        42,028         28,943
---------------------------------------------------------------------------------------------
   Income before interest charges ................      166,559        313,600        621,031
---------------------------------------------------------------------------------------------
Interest Charges:
Interest on long-term debt .......................      282,095        285,463        315,862
Other interest ...................................        3,561          7,649          6,666
Deferred nuclear plants return -- borrowed funds..      (13,675)       (15,119)       (23,310)
---------------------------------------------------------------------------------------------
   Interest charges, net .........................      271,981        277,993        299,218
---------------------------------------------------------------------------------------------
   (Loss)/Income after interest charges ..........     (105,422)        35,607        321,813
Preferred Dividends of Subsidiaries ..............       30,286         33,776         39,379
---------------------------------------------------------------------------------------------
Net (Loss)/Income ................................ $   (135,708)  $      1,831   $    282,434
=============================================================================================
(Loss)/Earnings Per Common Share ................. $      (1.05)  $       0.01   $       2.24
=============================================================================================
Common Shares Outstanding (average) ..............  129,567,708    127,960,382    126,083,645
=============================================================================================

The accompanying notes are an integral part of these financial statements.


                                       Northeast Utilities 1997 Annual Report 23

Consolidated Balance Sheets
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                                                                          At December 31,
----------------------------------------------------------------------------------------------
(Thousands of Dollars)                                                     1997           1996
----------------------------------------------------------------------------------------------
Assets
Utility Plant, at cost:
   Electric (Note 1H) ...........................................  $  9,869,561   $  9,685,155
   Other ........................................................       186,130        192,303
----------------------------------------------------------------------------------------------
                                                                     10,055,691      9,877,458
   Less: Accumulated provision for depreciation .................     4,330,599      3,979,864
----------------------------------------------------------------------------------------------
                                                                      5,725,092      5,897,594
Unamortized PSNH acquisition costs (Note 1J) ....................       402,285        491,709
Construction work in progress ...................................       141,077        146,438
Nuclear fuel, net ...............................................       194,704        196,424
----------------------------------------------------------------------------------------------
   Total net utility plant ......................................     6,463,158      6,732,165
---------------------------------------------------------------------------------------------
Other Property and Investments:
Nuclear decommissioning trusts, at market .......................       502,749        403,544
Investments in regional nuclear generating companies, at equity..        86,955         85,340
Investments in transmission companies, at equity ................        19,635         21,186
Investments in Charter Oak Energy, Inc. .........................            --         57,188
Other, at cost ..................................................        95,362         43,372
----------------------------------------------------------------------------------------------
                                                                        704,701        610,630
----------------------------------------------------------------------------------------------
Current Assets:
Cash and cash equivalents .......................................       143,403        194,197
Investments in securitizable assets (Note 6) ....................       230,905             --
Receivables, less accumulated provision for uncollectible
   accounts of $2,052,000 in 1997 and $17,062,000
   in 1996 (Note 6) .............................................       214,914        477,021
Accrued utility revenues  (Note 6) ..............................        36,885        127,162
Fuel, materials and supplies, at average cost ...................       212,721        211,414
Recoverable energy costs, net -- current portion ................        59,959          1,804
Investments in Charter Oak Energy, Inc. held for sale (Note 7G)..        33,391             --
Prepayments and other ...........................................        38,495         55,318
----------------------------------------------------------------------------------------------
                                                                        970,673      1,066,916
----------------------------------------------------------------------------------------------
Deferred Charges:
Regulatory assets (Note 1H) .....................................     2,173,278      2,221,839
Unamortized debt expense ........................................        38,758         38,146
Other ...........................................................        63,844         72,052
----------------------------------------------------------------------------------------------
                                                                      2,275,880      2,332,037
----------------------------------------------------------------------------------------------

Total Assets ....................................................  $ 10,414,412   $ 10,741,748
==============================================================================================

The accompanying notes are an integral part of these financial statements.


24 Northeast Utilities 1997 Annual Report

--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                                                                          At December 31,
----------------------------------------------------------------------------------------------
(Thousands of Dollars)                                                     1997           1996
----------------------------------------------------------------------------------------------
Capitalization and Liabilities
Capitalization: (See Consolidated Statements of Capitalization)
Common shareholders' equity (See Note (a) -- Consolidated
   Statements of Common Shareholders' Equity):
   Common shares, $5 par value -- authorized 225,000,000 shares;
     136,842,170 shares issued and 130,182,736 shares outstanding in 1997 and 136,051,938 shares issued and 128,444,373 shares
     outstanding in 1996 ........................................  $    684,211   $    680,260
   Capital surplus, paid in .....................................       932,493        940,446
   Deferred contribution plan --  employee stock ownership
     plan (ESOP) ................................................      (154,141)      (176,091)
   Retained earnings ............................................       664,678        832,520
----------------------------------------------------------------------------------------------
   Total common shareholders' equity ............................     2,127,241      2,277,135
Preferred stock not subject to mandatory redemption .............       136,200        136,200
Preferred stock subject to mandatory redemption .................       245,750        276,000
Long-term debt ..................................................     3,645,659      3,613,681
----------------------------------------------------------------------------------------------
   Total capitalization .........................................     6,154,850      6,303,016
----------------------------------------------------------------------------------------------
Minority Interest in Consolidated Subsidiaries ..................       100,000         99,972
----------------------------------------------------------------------------------------------
Obligations Under Capital Leases (Note 4) .......................        30,427        186,860
----------------------------------------------------------------------------------------------
Current Liabilities:
Notes payable to banks ..........................................        50,000         38,750
Long-term debt and preferred stock-- current portion ............       274,810        319,503
Obligations under capital leases-- current portion ..............       177,304         19,305
Accounts payable ................................................       402,870        507,139
Accrued taxes ...................................................        46,016          7,050
Accrued interest ................................................        30,786         51,386
Accrued pension benefits ........................................        77,186         99,699
Nuclear compliance (Note 7B) ....................................        73,000         63,200
Other ...........................................................        88,396         98,570
----------------------------------------------------------------------------------------------
                                                                      1,220,368      1,204,602
----------------------------------------------------------------------------------------------
Deferred Credits:
Accumulated deferred income taxes ...............................     1,954,357      2,044,123
Accumulated deferred investment tax credits .....................       158,837        168,444
Deferred contractual obligations (Note 2) .......................       525,076        440,495
Other ...........................................................       270,497        294,236
----------------------------------------------------------------------------------------------
                                                                      2,908,767      2,947,298
----------------------------------------------------------------------------------------------
Commitments and Contingencies (Note 7)
Total Capitalization and Liabilities ............................  $ 10,414,412   $ 10,741,748
==============================================================================================

The accompanying notes are an integral part of these financial statements.


                                       Northeast Utilities 1997 Annual Report 25

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
                                                                 For the Years Ended December 31,
--------------------------------------------------------------------------------------------------
(Thousands of Dollars)                                                1997        1996        1995
--------------------------------------------------------------------------------------------------
Operating Activities:
(Loss)/Income before preferred dividends of subsidiaries ......  $(105,422)  $  35,607   $ 321,813
Adjustments to reconcile to net cash from operating activities:
    Depreciation ..............................................    354,329     359,507     354,293
    Deferred income taxes and investment tax credits, net .....     22,381      45,730     164,208
    Deferred nuclear plants return, net of amortization .......    (13,781)    (14,948)     71,788
    Amortization of deferred demand-side
      management costs, net ...................................     38,029      26,941        (937)
    Recoverable energy costs, net of amortization .............    (54,102)    (14,289)    (27,874)
    Amortization of PSNH acquisition costs ....................     56,557      56,884      55,547
    Amortization of deferred cogeneration costs, net ..........     32,700      25,957     (55,341)
    Deferred nuclear refueling outage, net of amortization ....    (36,514)     51,831     (29,569)
    Other sources of cash .....................................    141,041     164,915     147,348
    Other uses of cash ........................................    (86,202)    (41,589)    (67,838)
Changes in working capital:
    Receivables and accrued utility revenues ..................    262,384     (31,992)    (72,081)
    Fuel, materials and supplies ..............................     (1,307)    (10,834)    (10,518)
    Accounts payable ..........................................   (104,269)    188,101      38,096
    Accrued taxes .............................................     38,966     (68,168)     17,686
    Sale of receivables and accrued utility revenues (Note 6)..     90,000          --          --
    Investments in securitizable assets (Note 6) ..............   (230,905)         --          --
    Nuclear compliance, net (Note 7B) .........................      9,800      63,200          --
    Other working capital (excludes cash) .....................    (36,464)    (21,383)     (2,458)
--------------------------------------------------------------------------------------------------
Net cash flows from operating activities ......................    377,221     815,470     904,163
--------------------------------------------------------------------------------------------------
Financing Activities:
Issuance of common shares .....................................      6,502      10,622      31,976
Issuance of long-term debt ....................................    260,000     222,150     225,100
Issuance of Monthly Income Preferred Securities ...............         --          --     100,000
Net increase/(decrease) in short-term debt ....................     11,250     (60,250)    (91,000)
Reacquisitions and retirements of long-term debt ..............   (288,793)   (248,142)   (425,500)
Reacquisitions and retirements of preferred stock .............    (25,000)    (36,500)   (140,675)
Cash dividends on preferred stock .............................    (30,286)    (33,776)    (39,379)
Cash dividends on common shares ...............................    (32,134)   (176,277)   (221,701)
--------------------------------------------------------------------------------------------------
Net cash flows used for financing activities ..................    (98,461)   (322,173)   (561,179)
--------------------------------------------------------------------------------------------------
Investment Activities:
Investment in plant:
    Electric and other utility plant ..........................   (233,399)   (222,829)   (231,408)
    Nuclear fuel ..............................................     (6,852)    (14,529)    (18,261)
--------------------------------------------------------------------------------------------------
Net cash flows used for investments in plant ..................   (240,251)   (237,358)   (249,669)
Investment in nuclear decommissioning trusts ..................    (61,046)    (65,716)    (60,642)
Other investment activities, net ..............................    (28,257)    (25,064)    (30,761)
--------------------------------------------------------------------------------------------------
Net cash flows used for investments ...........................   (329,554)   (328,138)   (341,072)
--------------------------------------------------------------------------------------------------
Net (Decrease)/Increase in Cash for the Period ................    (50,794)    165,159       1,912
Cash and cash equivalents -- beginning of period ..............    194,197      29,038      27,126
--------------------------------------------------------------------------------------------------
Cash and cash equivalents -- end of period ....................  $ 143,403   $ 194,197   $  29,038
--------------------------------------------------------------------------------------------------
Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
Interest, net of amounts capitalized ..........................  $ 291,335   $ 268,129   $ 321,148
==================================================================================================
Income taxes ..................................................  $ (26,387)  $  64,189   $ 108,928
==================================================================================================
Increase in obligations:
    Niantic Bay Fuel Trust and other capital leases ...........  $   3,475   $   3,524   $  41,388
==================================================================================================

The accompanying notes are an integral part of these financial statements.


26 Northeast Utilities 1997 Annual Report

Consolidated Statements of Shareholders' Equity
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                                                               Deferred
                                                                             Contribution
                                                  Common    Capital Surplus,  Plan -- ESOP     Retained
                                                Shares (a)       Paid In       (Note 5D)      Earnings (b)     Total
-----------------------------------------------------------------------------------------------------------------------
                                                                        (Thousands of Dollars)
Balance at January 1, 1995 .................    $671,051        $904,371       $(213,324)      $946,988      $2,309,086
-----------------------------------------------------------------------------------------------------------------------

   Net income for 1995 .....................                                                    282,434         282,434
   Cash dividends on common shares --
        $1.76 per share ....................                                                   (221,701)       (221,701)
   Loss on retirement of preferred stock ...                                                       (381)           (381)
   Issuance of 1,400,940 common shares,
        $5 par value .......................       7,005          24,971                                         31,976
   Allocation of benefits -- ESOP ..........                          70          15,172                         15,242
   Capital stock expenses, net .............                       6,896                                          6,896
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995 ...............     678,056         936,308        (198,152)     1,007,340       2,423,552
-----------------------------------------------------------------------------------------------------------------------

   Net income for 1996 .....................                                                      1,831           1,831
   Cash dividends on common shares --
        $1.38 per share ....................                                                   (176,277)       (176,277)
   Loss on retirement of preferred stock ...                                                       (374)           (374)
   Issuance of 440,772 common shares,
        $5 par value .......................       2,204           8,418                                         10,622
   Allocation of benefits -- ESOP ..........                      (8,103)         22,061                         13,958
   Capital stock expenses, net .............                       3,077                                          3,077
   Currency translation adjustments ........                         746                                            746
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996 ...............     680,260         940,446        (176,091)       832,520       2,277,135
-----------------------------------------------------------------------------------------------------------------------

   Net loss for 1997 .......................                                                   (135,708)       (135,708)
   Cash dividends on common shares --
        $0.25 per share ....................                                                    (32,134)        (32,134)
   Issuance of 790,232 common shares,
        $5 par value .......................       3,951           2,551                                          6,502
   Allocation of benefits -- ESOP ..........                     (12,238)         21,950                          9,712
   Capital stock expenses, net .............                       2,592                                          2,592
   Currency translation adjustments ........                        (858)                                          (858)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997 ...............    $684,211        $932,493       $(154,141)      $664,678      $2,127,241
=======================================================================================================================

(a) NU issued 8,430,910 warrants as part of its acquisition of PSNH. These warrants, which expired on June 5, 1997, entitled the holder to purchase one share of NU common stock at an exercise price of $24 per share. As of June 5, 1997, 464,678 shares had been purchased through the exercise of warrants.
(b) Certain consolidated subsidiaries have dividend restrictions imposed by their long-term debt agreements. These restrictions also limit the amount of retained earnings available for NU common dividends. At December 31, 1997, these restrictions totaled approximately $559.6 million.

The accompanying notes are an integral part of these financial statements.


                                       Northeast Utilities 1997 Annual Report 27

Consolidated Statements of Capitalization
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                                                                                                    At December 31,
--------------------------------------------------------------------------------------------------------------------------
(Thousands of Dollars)                                                                               1997             1996
--------------------------------------------------------------------------------------------------------------------------
Common Shareholders' Equity (See Consolidated Balance Sheets) ................................ $2,127,241       $2,277,135
--------------------------------------------------------------------------------------------------------------------------
Cumulative Preferred Stock of Subsidiaries:
    $25 par value -- authorized 36,600,000 shares at December 31, 1997 and 1996;
       4,840,000 shares outstanding in 1997 and 5,840,000 shares outstanding in 1996
    $50 par value -- authorized 9,000,000 shares at December 31, 1997 and 1996;
       5,424,000 shares outstanding in 1997 and 1996
    $100 par value -- authorized 1,000,000 shares at December 31, 1997 and 1996;
       200,000 shares outstanding in 1997 and 1996
--------------------------------------------------------------------------------------------------------------------------
Dividend Rates                      Current Redemption Prices (a)   Current Shares Outstanding
--------------------------------------------------------------------------------------------------------------------------
Not Subject to Mandatory Redemption:
$50 par value -- $1.90 to $3.28             $50.50 to $54.00              2,324,000 ..........    116,200          116,200
$100 par value -- $7.72                     $103.51                         200,000 ..........     20,000           20,000
--------------------------------------------------------------------------------------------------------------------------
Total Preferred Stock Not Subject to Mandatory Redemption ....................................    136,200          136,200
--------------------------------------------------------------------------------------------------------------------------
Subject to Mandatory Redemption:  (b)
$25 par value -- $1.90 to $2.65             $25.00 to $25.64              4,840,000 ..........    121,000          146,000
$50 par value -- $2.65 to $3.615            $51.00 to $52.41              3,100,000 ..........    155,000          155,000
--------------------------------------------------------------------------------------------------------------------------
Total Preferred Stock Subject to Mandatory Redemption ........................................    276,000          301,000
--------------------------------------------------------------------------------------------------------------------------
Less: Preferred Stock to be redeemed within one year .........................................     30,250           25,000
--------------------------------------------------------------------------------------------------------------------------
Preferred Stock Subject to Mandatory Redemption, net .........................................    245,750          276,000
--------------------------------------------------------------------------------------------------------------------------
Long-Term Debt: (c)
First Mortgage Bonds --
Maturity    Interest Rates
--------------------------------------------------------------------------------------------------------------------------
    1997         5.75% to 7.625% .............................................................         --          207,988
    1998         6.50% to 9.17% ..............................................................    199,800          199,800
    1999         5.50% to 7.25% ..............................................................    279,000          279,000
    2000         5.75% to 6.875% .............................................................    260,000          260,000
    2001         7.375% to 7.875% ............................................................    220,000          160,000
    2002         7.75% to 9.05% ..............................................................    580,000          400,000
    2004         6.125% ......................................................................    140,000          140,000
    2019-2023    7.375% to 7.50% .............................................................    120,000          120,000
    2024-2025    7.375% to 8.50% .............................................................    430,000          430,000
--------------------------------------------------------------------------------------------------------------------------
    Total First Mortgage Bonds ...............................................................  2,228,800        2,196,788
--------------------------------------------------------------------------------------------------------------------------
Other Long-Term Debt -- (d)
    Pollution Control Notes and Other Notes --
    2000         Adjustable Rate (e) and 7.67% ...............................................    218,033          224,182
    2005-2006    8.38% to 8.58% ..............................................................    194,000          210,000
    2013-2018    Adjustable Rate .............................................................     33,400           33,400
    2020         Adjustable Rate .............................................................     15,300           15,300
    2021-2022    7.50% to 7.65% and Adjustable Rate ..........................................    552,485          552,485
    2028         Adjustable Rate .............................................................    369,300          369,300
    2031         Adjustable Rate .............................................................     62,000           62,000
--------------------------------------------------------------------------------------------------------------------------
    Total Pollution Control Notes and Other Notes ............................................  1,444,518        1,466,667
Fees and interest due for spent nuclear fuel disposal costs (Note 1P) ........................    205,502          195,023
Other ........................................................................................     18,513           57,169
--------------------------------------------------------------------------------------------------------------------------
Total Other Long-Term Debt ...................................................................  1,668,533        1,718,859
--------------------------------------------------------------------------------------------------------------------------
Unamortized premium and discount, net ........................................................    (7,113)          (7,463)
--------------------------------------------------------------------------------------------------------------------------
Total Long-Term Debt .........................................................................  3,890,220        3,908,184
Less:  Amounts due within one year ...........................................................    244,561          294,503
--------------------------------------------------------------------------------------------------------------------------
Long-Term Debt, net ..........................................................................  3,645,659        3,613,681
--------------------------------------------------------------------------------------------------------------------------
Total Capitalization ......................................................................... $6,154,850       $6,303,016
==========================================================================================================================

The accompanying notes are an integral part of these financial statements.


28 Northeast Utilities 1997 Annual Report

Notes to Consolidated Statements of Capitalization
--------------------------------------------------------------------------------

(a) Each of these series is subject to certain refunding limitations for the first five years after issuance. Redemption prices reduce in future years.

(b) Changes in Preferred Stock Subject to Mandatory Redemption:

--------------------------------------------------------------------------------
(Thousands of Dollars)
--------------------------------------------------------------------------------
Balance at January 1, 1995 .................................          $ 379,675
   Reacquisitions and Retirements ..........................            (75,675)
-------------------------------------------------------------------------------
Balance at December 31, 1995 ...............................            304,000
   Reacquisitions and Retirements ..........................             (3,000)
-------------------------------------------------------------------------------
Balance at December 31, 1996 ...............................            301,000
   Reacquisitions and Retirements ..........................            (25,000)
-------------------------------------------------------------------------------
Balance at December 31, 1997 ...............................          $ 276,000
===============================================================================

The minimum sinking-fund requirements of the series subject each year to mandatory redemption aggregate approximately $30.3 million in 1998, $46.3 million each year in 1999, 2000 and 2001 and $21.3 million in 2002. In case of default on sinking-fund payments, no payments may be made on any junior stock by way of dividends or otherwise (other than in shares of junior stock) so long as the default continues. If a subsidiary is in arrears in the payment of dividends on any outstanding shares of preferred stock, the subsidiary is prohibited from redeeming or purchasing less than all of the outstanding preferred stock.

(c) Long-term debt maturities and cash sinking-fund requirements, excluding fees and interest due for spent nuclear fuel disposal costs, on debt outstanding at December 31, 1997, for the years 1998 through 2002 are approximately $244.6 million, $375.9 million, $557.8 million, $313.2 million and $375.4 million, respectively.

   In addition, there are annual one percent sinking- and improvement-fund requirements of approximately $1.5 million each year for 1998 and 1999 and $900 thousand each year for 2000 through 2002 for certain series of Western Massachusetts Electric Company (WMECO) first mortgage bonds. The WMECO sinking- and improvement-fund requirements may be satisfied by the deposit of cash or bonds or by certification of property additions. The one percent sinking- and improvement-fund requirements for The Connecticut Light and Power Company (CL&P) first mortgage bonds are no longer required, as of 1997, as determined by a majority of bond holders. Essentially all utility plant of CL&P, WMECO, Public Service Company of New Hampshire (PSNH) and North Atlantic Energy Corporation
(NAEC), wholly owned subsidiaries of NU, is subject to the liens of each company's respective first mortgage bond indenture.

   NAEC's first mortgage bonds also are secured by payments made to NAEC by PSNH under the terms of the Seabrook Power Contracts.

   CL&P and WMECO have secured $369.3 million of pollution-control notes with second mortgage liens on Millstone 1, junior to the liens of their respective first mortgage bond indentures.

   CL&P and WMECO have issued $225 million and $90 million, respectively, of first mortgage bonds as collateral to enable them to borrow under a three-year revolving credit agreement. At December 31, 1997, CL&P and WMECO had $35 million and $15 million, respectively, in borrowings under this agreement. PSNH's Revolving Credit Facility has a second lien, junior to the lien of its first mortgage bond indenture, on all PSNH property located in New Hampshire, which will expire in April 1999. At December 31, 1997, PSNH had no borrowings under the Revolving Credit Facility. For further information on these borrowing facilities, see Note 3, "Short-Term Debt."

   CL&P has $62 million of tax-exempt Pollution Control Revenue Bonds (PCRBs) with a bond insurance and liquidity facility secured by first mortgage bonds.

   Concurrent with the issuance of PSNH's Series A and B first mortgage bonds, PSNH entered into financing arrangements with the Business Finance Authority
(BFA) of the state of New Hampshire. Pursuant to these arrangements, the BFA issued seven series of PCRBs and loaned the proceeds to PSNH. At December 31, 1997, $516.5 million of the PCRBs were outstanding. PSNH's obligation to repay each series of PCRBs is secured by a series of first mortgage bonds that were issued under its indenture. Each such series of first mortgage bonds contains terms and provisions with respect to maturity, principal payment, interest rate and redemption that correspond to those of the applicable series of PCRBs. For financial reporting purposes, these bonds would not be considered outstanding unless PSNH fails to meet its obligations under the PCRBs.

(d) The average effective interest rates on the variable-rate pollution control notes ranged from 3.4 percent to 5.6 percent for 1997 and 3.2 percent to 5.5 percent for 1996.

(e) Interest-rate management instruments with financial institutions effectively fix the interest rate of NAEC's $200 million variable-rate bank note at 7.823 percent. For further information, see Note 8, "Market Risk Management."


                                       Northeast Utilities 1997 Annual Report 29

Consolidated Statements of Income Taxes
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
                                                                         For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------
(Thousands of Dollars)                                                        1997        1996        1995
----------------------------------------------------------------------------------------------------------
The components of the federal and state income tax provisions
(credited)/charged to operations are:
Current income taxes:
   Federal ............................................................  $ (22,760)  $  13,500   $  53,862
   State ..............................................................     (1,727)     10,778      43,900
----------------------------------------------------------------------------------------------------------
Total current .........................................................    (24,487)     24,278      97,762
----------------------------------------------------------------------------------------------------------
Deferred income taxes, net:
   Federal ............................................................     43,777      70,117     167,091
   State ..............................................................    (11,801)    (14,793)      7,224
----------------------------------------------------------------------------------------------------------
Total deferred ........................................................     31,976      55,324     174,315
----------------------------------------------------------------------------------------------------------
Investment tax credits, net ...........................................     (9,595)     (9,594)    (10,107)
----------------------------------------------------------------------------------------------------------
Total income tax (credit)/expense .....................................  $  (2,106)  $  70,008   $ 261,970
==========================================================================================================
The components of total income tax expense are classified as follows:
   Income taxes charged to operating expenses .........................  $   8,596   $  68,261   $ 261,287
   Other income taxes .................................................    (10,702)      1,747         683
----------------------------------------------------------------------------------------------------------
Total income tax (credit)/expense .....................................  $  (2,106)  $  70,008   $ 261,970
----------------------------------------------------------------------------------------------------------
Deferred income taxes comprise the tax effects of temporary
differences as follows:
   Depreciation, leased nuclear fuel, settlement credits
   and disposal costs .................................................  $  32,932   $  18,401   $  82,318
   Energy adjustment clauses ..........................................      5,916      (8,268)     26,851
   Nuclear plant deferrals ............................................     13,989     (15,549)      2,666
   Contractual settlements ............................................      1,754       2,513      (9,496)
   Bond redemptions ...................................................     (4,260)     (4,685)      9,224
   Amortization of New Hampshire regulatory settlement ................     11,501      11,501      11,501
   Deferred tax asset associated with net operating losses ............         --      96,756      57,543
   Nuclear compliance reserves ........................................     (5,697)    (26,102)         --
   Demand-side management .............................................    (12,169)    (14,954)        765
   State net operating loss carryforward ..............................     (7,670)         --          --
   Other ..............................................................     (4,320)     (4,289)     (7,057)
----------------------------------------------------------------------------------------------------------
Deferred income taxes, net ............................................  $  31,976   $  55,324   $ 174,315
==========================================================================================================
A  reconciliation between income tax expense and the expected tax expense at 35 percent of pretax income:
Expected federal income tax ...........................................  $ (37,635)  $  36,965   $ 204,324
Tax effect of differences:
   Depreciation .......................................................     22,049      24,337      25,639
   Deferred nuclear plants return .....................................     (2,551)     (3,146)     (4,969)
   Amortization of regulatory assets ..................................      5,498       7,910      20,389
   Amortization of PSNH acquisition costs .............................     31,298      31,410      31,522
   Seabrook intercompany loss .........................................     (4,616)     (7,503)    (13,048)
   Investment tax credit amortization .................................     (9,595)     (9,594)    (10,107)
   State income taxes, net of federal benefit .........................     (8,463)     (2,610)     33,231
   Sale of Seabrook 2 steam generator .................................         --      (2,516)         --
   Adjustment for prior years' taxes ..................................     (1,712)       (962)    (20,312)
   Employee stock ownership plan ......................................     (4,648)     (4,007)     (2,192)
   Dividends received deduction .......................................     (1,563)     (3,027)     (3,936)
   Loss reserve on sale of investment .................................      8,750          --          --
   Other, net .........................................................      1,082       2,751       1,429
----------------------------------------------------------------------------------------------------------
Total income tax (credit)/expense .....................................  $  (2,106)  $  70,008   $ 261,970
==========================================================================================================

The accompanying notes are in integral part of these financial statements.


30 Northeast Utilities 1997 Annual Report

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1. Summary of Significant Accounting Policies

A. About Northeast Utilities

Northeast Utilities (NU or the company) is the parent company of the Northeast Utilities system (the NU system). The NU system furnishes franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through four wholly owned subsidiaries: CL&P, PSNH, WMECO and Holyoke Water Power Company (HWP). A fifth wholly owned subsidiary, NAEC, sells all of its entitlement to the capacity and output of the Seabrook nuclear power plant (Seabrook) to PSNH. In addition to its franchised retail service, the NU system furnishes firm and other wholesale electric services to various municipalities and other utilities, and participates in limited retail access programs, providing off-system retail electric service. The NU system serves about 30 percent of New England's electric needs and is one of the 25 largest electric utility systems in the country as measured by revenues.

   Several wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing and other services to the NU system companies. Northeast Nuclear Energy Company (NNECO) acts as agent for the NU system companies and other New England utilities in operating the Millstone nuclear generating facilities. North Atlantic Energy Service Corporation (NAESCO) has operational responsibility for Seabrook. Three other subsidiaries construct, acquire or lease some of the property and facilities used by the NU system companies. In addition, CL&P and WMECO each have established a special purpose subsidiary whose business consists of the purchase and resale of receivables.

   Charter Oak Energy, Inc. (COE), HEC, Inc. (HEC), Mode 1 Communications, Inc. (Mode 1), and Select Energy, Inc., (formerly NUSCO Energy Partners, Inc.) are other NU system companies which engage in a variety of activities.

   Directly and through subsidiaries, COE has investments in cogeneration, small-power production and other forms of nonutility generation as permitted under the Public Utility Regulatory Policy Act, and in exempt wholesale generators and foreign utility companies as permitted under the Energy Policy Act of 1992 (Energy Act). These investments are accounted for on either a cost or equity basis based upon COE's level of participation. NU has put COE up for sale. For further information regarding the sale of COE, see Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), and Note 7G, "Commitments and Contingencies -- Sale of COE."

   HEC provides energy management services for the NU system's and other utilities' commercial, industrial and institutional electric customers. Mode 1 and Select Energy, Inc. develop and invest in telecommunications and in energy-related activities, respectively.

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

C. Public Utility Regulation

NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act). NU and its subsidiaries are subject to the provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

   For information regarding proposed changes in the nature of industry regulation, see Note 7A, "Commitments and Contingencies -- Restructuring and Rate Matters."

D. New Accounting Standards

The Financial Accounting Standards Board (FASB) issued two new accounting standards in February 1997: Statement of Financial Accounting Standards (SFAS) 128, "Earnings per Share" and SFAS 129, "Disclosure of Information about Capital Structure." SFAS 128 establishes standards for computing and presenting earnings per share (EPS) and is effective for 1997. The adoption of SFAS 128 did not have a material impact on the company's EPS calculation and presentation. SFAS 129 establishes standards for disclosing information about an entity's capital structure. NU's current disclosures are consistent with the requirements of SFAS 129.


                                       Northeast Utilities 1997 Annual Report 31

--------------------------------------------------------------------------------

   During June 1997, the FASB issued SFAS 130, "Report ing Comprehensive Income" and SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 130 establishes standards for the reporting and disclosure of comprehensive income. To date, the NU system companies have not had material transactions that would be required to be reported as comprehensive income. SFAS 131 determines the standards for reporting and disclosing qualitative and quantitative information about a company's operating segments. This information includes segment profit or loss, certain segment revenue and expense items and segment assets and a reconciliation of these segment disclosures to corresponding amounts in the company's general purpose financial statements. The NU system currently evaluates management performance using a cost-based budget, and the information required by SFAS 131 is not available. Therefore, these disclosure requirements are not applicable. Management believes that the implementation of SFAS 130 and SFAS 131 will not have a material impact on NU's current disclosures.

   See Note 6, "Sale of Customer Receivables and Accrued Utility Revenues," and
Note 7C, "Commitments and Contingencies -- Environmental Matters," for information on other newly issued accounting and reporting standards related to those specific areas.

E. Investments and Jointly Owned Electric Utility Plant

Regional Nuclear Generating Companies: CL&P, PSNH and WMECO own common stock of four regional nuclear generating companies (Yankee companies). The NU system's investments in the Yankee companies are accounted for on the equity basis due to NU's ability to exercise significant influence over their operating and financial policies. The Yankee companies, with the NU system's equity investments and ownership interests are:

--------------------------------------------------------------------------------
(Thousands of Dollars Except for Percentages)
--------------------------------------------------------------------------------
Connecticut Yankee Atomic
   Power Company (CYAPC) .......................          $54,671          49.0%
Yankee Atomic Electric
   Company (YAEC) ..............................            8,020          38.5
Maine Yankee Atomic
   Power Company (MYAPC) .......................           15,699          20.0
Vermont Yankee Nuclear
   Power Corporation (VYNPC) ...................            8,565          16.0
-------------------------------------------------------------------------------
Total Equity Investment ........................          $86,955
================================================================================

Each Yankee company owns a single nuclear generating unit. Under the terms of the contracts with the Yankee companies, the shareholders-sponsors are responsible for their proportionate share of the costs of each unit, including decommissioning. The energy and capacity costs from VYNPC and nuclear decommissioning costs of the Yankee companies that have been shut down are billed as purchased power to CL&P, PSNH and WMECO.

   The electricity produced by the Vermont Yankee nuclear generating facility
(VY) is committed substantially on the basis of ownership interests and is billed pursuant to contractual agreements. YAEC's, CYAPC's and MYAPC's nuclear power plants were shut down permanently on February 26, 1992, December 4, 1996, and August 6, 1997, respectively. Under ownership agreements with the Yankee companies, CL&P, PSNH and WMECO may be asked to provide direct or indirect financial support for one or more of the companies. For more information on the Yankee companies, see Note 2, "Nuclear Decommissioning," and Note 7F, "Commitments and Contingencies -- Long-Term Contractual Arrangements."

   Millstone: CL&P and WMECO together own 100 percent of both Millstone 1, a 660-megawatt (MW) nuclear generating unit and Millstone 2, a 870-MW nuclear generating unit. CL&P, PSNH and WMECO together have a 68.02 percent joint ownership interest in Millstone 3, a 1,154-MW nuclear generating unit.

   The three Millstone units are out of service. NU hopes to return Millstone 3 to service in early spring of 1998 and Millstone 2 three to four months after Millstone 3. Millstone 1 has been placed in extended maintenance status. Management is reviewing its options with respect to Millstone 1, including restart, early retirement and other options. In a draft ruling issued in February 1998, the Connecticut Department of Public Utility Control (DPUC) determined that Millstone 1 was no longer "used and useful" and ordered it removed from rate base.

   In 1996, one of the joint owners of Millstone 3, Vermont Electric Generation and Transmission Cooperative, Inc. (VEG&T), filed for bankruptcy. The subsequent liquidation resulted in the offering of VEG&T's 0.035 percent share of Millstone 3 for sale to the joint owners of Millstone 3. None of the non-NU joint owners accepted the offer. During 1998, CL&P expects to make the necessary regulatory filings to acquire ownership of VEG&T's share of Millstone 3.

   For more information regarding the DPUC's action, see the MD&A. For more information regarding the Millstone units see Note 2, "Nuclear Decommissioning," and Note 7B, "Commitments and Contingencies -- Nuclear Performance."


32 Northeast Utilities 1997 Annual Report

--------------------------------------------------------------------------------

   Seabrook 1: CL&P and NAEC together have a 40.04 percent joint ownership interest in Seabrook 1, a 1,148-MW nuclear generating unit. NAEC sells all of its share of the power generated by Seabrook 1 to PSNH under two long-term contracts (the Seabrook Power Contracts).

   Plant-in-service and the accumulated provision for depreciation for the NU system's share of the three Millstone units and Seabrook 1 are as follows:

--------------------------------------------------------------------------------
                                                                 At December 31,
--------------------------------------------------------------------------------
(Millions of Dollars)                                            1997       1996
--------------------------------------------------------------------------------
Plant-in-service
Millstone 1 ..............................................   $  478.7   $  474.7
Millstone 2 ..............................................      857.1      851.8
Millstone 3 ..............................................    2,404.3    2,402.4
Seabrook 1 ...............................................      897.5      892.4

Accumulated provision for depreciation
Millstone 1 ..............................................   $  212.1   $  196.6
Millstone 2 ..............................................      306.7      275.8
Millstone 3 ..............................................      695.1      633.3
Seabrook 1 ...............................................      150.0      131.7
================================================================================

The NU system's share of Millstone and Seabrook 1 expenses are included in the corresponding operating expenses on the accompanying Consolidated Statements of Income.

   Hydro-Quebec: NU has a 22.66 percent equity ownership interest, totaling approximately $19.6 million, in two companies that transmit electricity imported from the Hydro-Quebec system in Canada. The two companies own and operate transmission and terminal facilities which have the capability of importing up to 2,000 MW from the Hydro-Quebec system. See Note 7F, "Commitments and Contingencies -- Long-Term Contractual Arrangements," for additional information.

F. Depreciation

The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency.

   Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.8 percent in 1997, 1996 and 1995. See Note 2, "Nuclear Decommissioning," for information on nuclear plant decommissioning.

   The NU system's nonnuclear generating facilities have limited service lives. Plant may be retired in place or dismantled based upon expected future needs, the economics of the closure and environmental concerns. The costs of closure and removal are incremental costs and, for financial reporting purposes, are accrued over the life of the asset as part of depreciation. At December 31, 1997 and 1996, the accumulated provision for depreciation included approximately $83.2 million and $77.3 million, respectively, accrued for the cost of removal, net of salvage for nonnuclear generation property.

G. Revenues

Other than revenues under fixed-rate agreements nego-tiated with certain wholesale, commercial and industrial customers and limited retail access programs, utility revenues are based on authorized rates applied to each customer's use of electricity. In general, rates can be changed only through a formal proceeding before the appropriate regulatory commission. Regulatory commissions also have authority over the terms and conditions of nontraditional rate-making arrangements. At the end of each accounting period, CL&P, PSNH and WMECO accrue an estimate for the amount of energy delivered but unbilled.

   For information on rate proceedings and their potential impact on CL&P and PSNH, see the MD&A.

H. Regulatory Accounting and Assets

The accounting policies of the operating companies and the accompanying consolidated financial statements conform to generally accepted accounting principles applicable to rate-regulated enterprises and reflect the effects of the ratemaking process in accordance with SFAS 71, "Accounting for the Effects of Certain Types of Regulation." Assuming a cost-of-service based regulatory structure, regulators may permit incurred costs, normally treated as expenses, to be deferred and recovered through future revenues. Through their actions, regulators also may reduce or eliminate the value of an asset, or create a liability. If any portion of the operating companies' operations were no longer subject to the provisions of SFAS 71, as a result of a change in the cost-of-service based regulatory structure or the effects of competition, the company would be required to write off all of its related regulatory assets and liabilities unless there is a formal transition plan which provides for the recovery, through established rates, for the collection of approved stranded costs and to maintain the cost-of-service basis for the remaining regulated operations. At the time of transition, the operating companies would be required to determine any impairment to the carrying costs of deregulated plant and inventory assets.


                                       Northeast Utilities 1997 Annual Report 33

--------------------------------------------------------------------------------

   Management anticipates that restructuring programs will be implemented within each of the NU system operating companies' respective jurisdictions during the next few years. In a restructured environment, the companies' generation businesses no longer will be rate regulated on a cost-of-service basis. The majority of NU's regulatory assets are related to its generation business.

   The staff of the SEC has had concerns regarding the appropriateness of the utilities' ability to continue application of SFAS 71 for the generation portion of their business in a restructured environment. The SEC referred the issue to the Emerging Issues Task Force (EITF) of the FASB which reached a consensus and issued "Deregulation of the Pricing of Electricity-Issues Related to the Application of FASB Statements No. 71 and 101" (EITF 97-4). The EITF concluded:
(1) the future recognition of regulatory assets for the portion of the business that no longer qualifies for application of SFAS 71 depends on the regulators' treatment of the recovery of those costs and other stranded assets from cash flows of other portions of the business still considered to be regulated, and
(2) a utility should discontinue the application of SFAS 71 when a legislative and regulatory plan has been enacted, which would include transition plans into a competitive environment, and when the stranded costs which are subject to future rate recovery are determined. EITF 97-4 became effective in August 1997.

   Electric utility industry restructuring within the state of Massachusetts will be effective March 1, 1998. WMECO has submitted its proposed restructuring plan to the Massachusetts Department of Telecommunications and Energy (DTE), formerly the Massachusetts Department of Public Utilities. If the DTE approves the plan in its current form, WMECO would discontinue the application of SFAS
71. However, the restructuring legislation enacted by the state of Massachusetts specifically provides for future deferrals and the cost recovery of generation-related assets as contemplated under the plan. As such, WMECO is not expected to have to write off either its generation-related assets or related regulatory assets. WMECO's generation-related regulatory assets were valued at approximately $188 million at December 31, 1997.

   The issue of restructuring the electric utility industry in New Hampshire is currently the focus of negotiations and proceedings within the federal and state court systems. Management believes that PSNH's use of regulatory accounting remains appropriate while this issue remains in litigation.

   The Connecticut General Assembly is addressing a proposal for electric industry restructuring in the state of Connecticut during 1998. As the terms and conditions to be contained within the restructuring plan cannot be determined at this time, management believes that its use of regulatory accounting within this jurisdiction remains appropriate.

   The company expects that its transmission and distribution business within each of its jurisdictions will continue to be rate regulated on a cost-of-service basis and, accordingly, CL&P, WMECO and PSNH will continue to apply SFAS 71 to this portion of their business.

   For further information on the NU system companies' respective regulatory environments and the potential impacts of restructuring, see Note 7A, "Commitments and Contingencies -- Restructuring and Rate Matters" and the MD&A.

   SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires the evaluation of long-lived assets, including regulatory assets, for impairment when certain events occur or when conditions exist that indicate the carrying amounts of assets may not be recoverable. SFAS 121 requires that any long-lived assets which are no longer probable of recovery through future revenues be revalued based on estimated future cash flows. If this revaluation is less than the book value of the asset, an impairment loss would be charged to earnings.

   Management continues to believe it is probable that the operating companies will recover their investments in long-lived assets through future revenues. This conclusion may change in the future as the implementation of restructuring plans within the NU system companies' respective jurisdictions will generally require the formation of separate generation entities that will be subject to competitive market conditions. As a result, the NU system companies will be required to assess the carrying amounts of their long-lived assets in accordance with SFAS 121. The components of the NU system companies' regulatory assets are as follows:

--------------------------------------------------------------------------------
                                                              At December 31,
--------------------------------------------------------------------------------
(Thousands of Dollars)                                        1997          1996
--------------------------------------------------------------------------------
Income taxes, net (Note1I) .........................    $  938,564    $1,012,343
Recoverable energy costs,
   net (Note 1K) ...................................       324,809       328,863
Deferred costs -- nuclear
   plants (Note 1L) ................................       199,753       185,078
Unrecovered contractual
   obligations (Note 2) ............................       515,076       435,495
Deferred demand-side
   management costs (Note 1M) ......................        52,100        90,129
Cogeneration costs (Note 1N) .......................        33,505        66,205
Seabrook deferral (Note 1L) ........................         8,376            --
Other ..............................................       101,095       103,726
--------------------------------------------------------------------------------
                                                        $2,173,278    $2,221,839
================================================================================


34 Northeast Utilities 1997 Annual Report

--------------------------------------------------------------------------------

I. Income Taxes

The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of taxable income) is accounted for in accordance with the ratemaking treatment of the applicable regulatory commissions. See the Consolidated Statements of Income Taxes for the components of income tax expense.

   The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, that give rise to the accumulated deferred tax obligation is as follows:

--------------------------------------------------------------------------------
                                                             At December 31,
--------------------------------------------------------------------------------
(Thousands of Dollars)                                     1997            1996
--------------------------------------------------------------------------------
Accelerated depreciation and
   other plant-related
   differences .................................    $ 1,567,597     $ 1,640,068
Net operating loss
   carryforwards ...............................       (102,492)        (94,149)
Regulatory assets --
   income tax gross up .........................        395,619         423,363
Other ..........................................         93,633          74,841
-------------------------------------------------------------------------------
                                                    $ 1,954,357     $ 2,044,123
===============================================================================

At December 31, 1997, PSNH had a net operating loss (NOL) carryforward of approximately $293 million that can be used against PSNH's federal taxable income and which, if unused, expires between the years 2000 and 2006. CL&P had a state of Connecticut NOL carryforward of approximately $131 million that can be used against CL&P and its affiliates' combined Connecticut taxable income and which, if unused, expires in the year 2002. PSNH also had Investment Tax Credit
(ITC) carryforwards of $40 million which, if unused, expire between the years 1998 and 2004. For a portion of the carryforward amounts indicated above, the reorganization of PSNH under Chapter 11 of the United States Bankruptcy Code limits the annual amount of PSNH NOL and ITC carryforwards that may be used. Approximately $31 million of the NOL and $9 million of the ITC carryforwards are subject to this limitation.

J. Unamortized PSNH Acquisition Costs

The unamortized PSNH acquisition costs represent the aggregate value placed by the 1989 rate agreement with the state of New Hampshire (Rate Agreement) on PSNH's assets in excess of the net book value of PSNH's non-Seabrook assets, plus the $700 million value assigned to Seabrook by the Rate Agreement, as part of the bankruptcy resolution on June 5, 1992 (Acquisition Date). The Rate Agreement provides for the recovery through rates, with a return, of the unamortized PSNH acquisition costs. The Rate Agreement provides that $425 million of the unamortized PSNH acquisition costs be amortized over the first seven years after PSNH's May 16, 1991 reorganization from bankruptcy (Reorganization Date) with the remaining amount to be amortized over the 20-year period after the Reorganization Date. The unrecovered balance of PSNH acquisition costs at December 31, 1997, was approximately $402.3 million. In accordance with the Rate Agreement, approximately $32.9 million of this amount will be recovered through rates by June 1, 1998, and the remaining amount of approximately $369.4 million will be recovered through rates by 2011. As of December 31, 1997, PSNH has collected approximately $591 million of acquisition costs through rates.

K. Recoverable Energy Costs

Energy Act: Under the Energy Act, CL&P, PSNH, WMECO and NAEC are assessed for their proportionate shares of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (D&D assessment). The Energy Act requires that regulators treat D&D assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates like any other fuel cost. CL&P, PSNH, WMECO and NAEC are currently recovering these costs through rates. As of December 31, 1997, the company's total D&D deferrals were approximately $63.7 million.

   CL&P: During 1997, CL&P implemented an energy adjustment clause (EAC) under which fuel prices above or below base-rate levels are charged or credited to customers. The EAC replaced CL&P's fuel adjustment and generation utilization adjustment clauses and is designed to reconcile and adjust the difference between actual fuel costs and the fuel revenue collected through base rates on a six-month basis.

   For the period January 1, 1997 through June 30, 1997, CL&P agreed to a zero EAC rate. For the period July 1, 1997 through December 31, 1997, the DPUC approved an EAC rate through which CL&P recovered approximately $11.5 million of deferred fuel costs. While this proceeding did not include provisions for the recovery of approximately $18 million of costs related to the early closing of CYAPC's nuclear generating unit, it did allow for the recovery of costs, subject to refund, related to the closure of MYAPC's nuclear generating unit. CL&P has appealed the DPUC's ruling related to CYAPC replacement power costs.

   During December 1997, the DPUC approved an EAC rate for the period January 1, 1998 through June 30, 1998. During this period, CL&P will recover approximately $27.9 million of deferred fuel costs.


                                       Northeast Utilities 1997 Annual Report 35

--------------------------------------------------------------------------------

   At December 31, 1997, CL&P's net recoverable energy costs, excluding current net recoverable energy costs, were approximately $104.8 million, which includes approximately $50.1 million of costs related to CL&P's share of the D&D assessment.

   PSNH: The Rate Agreement includes a comprehensive fuel and purchased power adjustment clause (FPPAC) permitting PSNH to pass through to retail customers, for a ten-year period that began in May 1991, the retail portion of differences between the fuel and purchased power costs assumed in the Rate Agreement and PSNH's actual costs, which include the costs related to the Seabrook Power Contracts and the Clean Air Act Amendment. The cost components of the FPPAC are subject to a prudence review by the New Hampshire Public Utilities Commission (NHPUC).

   Under the Rate Agreement, the deferred Seabrook return is being deferred by PSNH and subsequently will be billed and collected by PSNH through the FPPAC. PSNH began to defer the amount of these costs on December 1, 1997, and will continue to do so for the period from December 1, 1997 through May 31, 1998. Beginning on June 1, 1998, these costs will be recovered from PSNH customers over a 36-month period. At December 31, 1997, PSNH has deferred approximately $8.4 million of these costs.

   On February 10, 1998, the NHPUC established a FPPAC rate for the period December 1, 1997 through May 31, 1998. The new FPPAC rate increased customer billings by approximately six percent. This rate continues to defer a substantial portion of these costs.

   At December 31, 1997, PSNH's net recoverable energy costs, excluding current net recoverable energy costs, were approximately $191.7 million. This amount includes approximately $172.9 million of deferred small power producer costs.

   WMECO: WMECO has a fuel adjustment clause (FAC) which includes energy costs along with capacity and transmission charges and credits that result from short-term transactions with other utilities and from certain FERC-approved contracts among the NU system's operating companies. The Massachusetts restructuring legislation will effectively eliminate the FAC, effective March 1, 1998.

   On August 20, 1997, WMECO filed with the DTE a joint motion for approval of a settlement agreement with the Massachusetts Attorney General which allowed WMECO to recover approximately $15.3 million of fuel costs for the period September 1997 through February 1998.

   At December 31, 1997, WMECO's net recoverable energy costs were approximately $26.3 million, which includes approximately $11.3 million of costs related to WMECO's share of the D&D assessment.

   For further information on recoverable energy costs, see the MD&A.

L. Deferred Costs -- Nuclear Plants

As of May 1, 1996, NAEC phased into rates 100 percent of the recoverable portion of its investment in Seabrook 1. This plan is in compliance with SFAS 92, "Regulated Enterprises -- Accounting for Phase-in Plans." From the Acquisition Date through November 1997, NAEC recorded $203.9 million of deferred return on its investment in Seabrook 1. At November 30, 1997, NAEC's utility plant included $84.1 million of deferred return that was transferred as part of the Seabrook plant assets to NAEC on the Acquisition Date. Beginning on December 1, 1997, the deferred return, including the portion transferred to NAEC, is currently being billed through the Seabrook Power Contracts to PSNH and will be fully recovered from customers by May 2001.

M. Demand-Side Management (DSM)

CL&P's DSM costs are recovered in base rates through a Conservation Adjustment Mechanism. CL&P is allowed to recover DSM costs in excess of costs reflected in base rates over periods ranging from approximately four to ten years.

   During April 1997, the DPUC approved CL&P's DSM budget of $36 million for 1997. In October 1997, CL&P and other interested parties filed a stipulation with the DPUC requesting that the DPUC approve certain programs and establish a budget level of $32.7 million for 1998 and $28.8 million for 1999. The $52.1 million of DSM costs on CL&P's books as of December 31, 1997, currently being collected, will be fully recovered by 2000.

N. CL&P Cogeneration Costs

Beginning on July 1, 1996, the deferred cogeneration balance of approximately $86 million is being amortized over a five year period. An additional $9 million of amortization was applied to the deferred balance in 1997, as required under a settlement agreement which CL&P reached with the DPUC. CL&P continues to apply any savings associated with the renegotiation of a certain contract with a cogeneration facility to the deferred balance. Under current expectations, CL&P expects complete amortization of the deferred balance by December 31, 1998. At December 31, 1997, CL&P's deferred cogeneration costs balance was approximately $33.5 million.

O. Market Risk-Management Policies

The company utilizes market risk-management instruments, including swaps, collars, puts and calls, to hedge well-defined risks associated with variable interest rates and changes in


36 Northeast Utilities 1997 Annual Report

--------------------------------------------------------------------------------

fuel prices. To qualify for hedge treatment, the underlying hedged item must expose the company to risks associated with market fluctuations and the market risk-management instrument used must be designated as a hedge and must reduce the company's exposure to market fluctuations throughout the period.

   Amounts receivable or payable under fuel-price management instruments are recognized in operating revenues when realized. Amounts receivable or payable under interest-rate management instruments are accrued and offset against interest expense. The company does not use market risk-management instruments for speculative purposes. For further information, see Note 8, "Market Risk Management."

P. Spent Nuclear Fuel Disposal Costs

Under the Nuclear Waste Policy Act of 1982, CL&P, PSNH, WMECO and NAEC must pay the United States Department of Energy (DOE) for the disposal of spent nuclear fuel and high-level radioactive waste. The DOE is responsible for the selection and development of repositories for, and the disposal of, spent nuclear fuel and high-level radioactive waste. Fees for nuclear fuel burned on or after April 7, 1983, are billed currently to customers and paid to the DOE on a quarterly basis. For nuclear fuel used to generate electricity prior to April 7, 1983 (prior-period fuel), payment must be made prior to the first delivery of spent fuel to the DOE. Until such payment is made, the outstanding balance will continue to accrue interest at the three-month Treasury Bill Yield Rate. At December 31, 1997, fees due to the DOE for the disposal of prior-period fuel were approximately $205.5 million, including interest costs of $123.4 million.

   The DOE was originally scheduled to begin accepting delivery of spent fuel in 1998. However, delays in identifying a permanent storage site have continually postponed plans for the DOE's long-term storage and disposal site. Extended delays or a default by the DOE could lead to consideration of costly alternatives. The company has primary responsibility for the interim storage of its spent nuclear fuel. Current capability to store spent fuel at Millstone 1, 2 and Seabrook are estimated to be adequate until the years 2004 for Millstone 1 and 2 and 2010 for Seabrook. Storage facilities for Millstone 3 are expected to be adequate for the projected life of the unit. Meeting spent fuel storage requirements beyond these periods could require new and separate storage facilities, the costs for which have not been determined.

   In November 1997, the U.S. District Court of Appeals for the D.C. Circuit ruled that the lack of an interim storage facility does not excuse the DOE from meeting its contractual obligation to begin accepting spent nuclear fuel no later than January 31, 1998. Currently, the DOE has not taken the spent nuclear fuel as scheduled and, as a result, may have to pay contract damages. The ultimate outcome of this legal proceeding is uncertain at this time.

Q. Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand and short-term cash investments which are highly liquid in nature and have original maturities of three months or less.

2. Nuclear Decommissioning

Millstone and Seabrook: The NU system's nuclear power plants have service lives that are expected to end during the years 2010 through 2026. Upon retirement, these units must be decommissioned. Current decommissioning studies concluded that complete and immediate dismantlement at retirement continues to be the most viable and economic method of decommissioning the three Millstone units and Seabrook 1. Decommissioning studies are reviewed and updated periodically to reflect changes in decommissioning requirements, costs, technology and inflation.

   The estimated cost of decommissioning Millstone 1 and 2, in year-end 1997 dollars, is $482.6 million and $432.2 million, respectively. The NU system's ownership share of the estimated cost of decommissioning Millstone 3 and Seabrook 1 in year-end 1997 dollars, is $377.4 million and $189.4 million, respectively. The Millstone units and Seabrook 1 decommissioning costs will be increased annually by their respective escalation rates. Nuclear decommissioning costs are accrued over the expected service life of the units and are included in depreciation expense on the Consolidated Statements of Income. Nuclear decommissioning costs amounted to $48.8 million in 1997, $47.8 million in 1996 and $38.9 million in 1995. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation on the Consolidated Balance Sheets. At December 31, 1997 and 1996, the balance in the accumulated reserve for depreciation amounted to $540.8 million and $435.7 million, respectively.

   CL&P and WMECO have established external decommissioning trusts through a trustee for their portions of the costs of decommissioning Millstone 1, 2 and 3. PSNH makes payments to an independent decommissioning trust for its portion of the costs of decommissioning Millstone 3. CL&P's and NAEC's portions of the cost of decommissioning Seabrook 1 are paid to an independent decommissioning financing fund managed by the state of New Hampshire. Funding of the estimated decommissioning costs assumes levelized collections for the Millstone units and escalated collections for Seabrook 1 and after-tax earnings on the Millstone and Seabrook decommissioning funds of approximately 5.5 percent and 6.5 percent, respectively.


                                       Northeast Utilities 1997 Annual Report 37

--------------------------------------------------------------------------------

   As of December 31, 1997, CL&P, PSNH and WMECO collected through rates $277.9 million, $2.6 million and $59.7 million, respectively, toward the future decommissioning costs of their share of the Millstone units, of which $302.6 million has been transferred to external decommissioning trusts. As of December 31, 1997, CL&P and NAEC (including payments made prior to the Acquisition Date by PSNH) paid approximately $2.9 million and $21.1 million, respectively, into Seabrook 1's decommissioning financing fund. Earnings on the decommissioning trusts and financing fund increase the decommissioning trust balance and the accumulated reserve for depreciation. Unrealized gains and losses associated with the decommissioning trusts and financing fund also impact the balance of the trusts and the accumulated reserve for depreciation.

   Changes in requirements or technology, the timing of funding or dismantling or adoption of a decommissioning method other than immediate dismantlement would change decommissioning cost estimates and the amounts required to be recovered. CL&P, PSNH and WMECO attempt to recover sufficient amounts through their allowed rates to cover their expected decommissioning costs. Only the portion of currently estimated total decommissioning costs that has been accepted by regulatory agencies is reflected in rates of the NU system companies. Based on present estimates and assuming its nuclear units operate to the end of their respective license periods, the NU system expects that the decommissioning trusts and financing fund will be substantially funded when the units are retired from service.

   Millstone 1 has been placed in extended maintenance status while management is reviewing its options with respect to the unit. These include restart, early retirement and other options. Relating to management's consideration of the option to immediately retire Millstone 1 are certain Connecticut state law issues. In its four-year rate review proceeding, the DPUC noted that CL&P may not be able to obtain its remaining investment in Millstone 1 if it were to determine that the unit had been prematurely shut down due to management imprudence. Additionally, there is a Connecticut statute which may limit CL&P's ability to collect future decommissioning charges related to Millstone 1 if Millstone 1 were to be terminated before the end of its expected life.

   At December 31, 1997, CL&P's net unrecovered Millstone 1 plant costs were $215.7 million and the remaining unrecovered decommissioning costs were approximately $198 million.

   Yankee Companies: VYNPC owns and operates a nuclear generating unit with a service life that is expected to end in 2012. The NU system's ownership share of estimated costs, in year-end 1997 dollars, of decommissioning this unit is $80.8 million.

   On August 6, 1997, the board of directors of MYAPC voted unanimously to cease permanently the production of power at its nuclear generating facility (MY). The NU system companies had relied on MY for approximately one percent of their capacity. During November 1997, MYAPC filed an amendment to its power contracts clarifying the obligations of its purchasing utilities following the decision to cease power production. During January 1998, the FERC accepted the amendments and proposed rates, subject to refund. At December 31, 1997, the remaining estimated obligation, including decommissioning, amounted to approximately $867.2 million, of which the NU system's share was approximately $173.4 million.

   On December 4, 1996, the board of directors of CYAPC voted unanimously to cease permanently the production of power at its nuclear generating plant (CY). During 1996, the NU system companies had relied on CY for approximately three percent of their capacity. During late December 1996, CYAPC filed an amendment to its power contracts clarifying the obligations of its purchasing utilities following the decision to cease power production. On February 27, 1997, the FERC approved an order for hearing which, among other things, accepted CYAPC's contract amendment. The new rates became effective March 1, 1997, subject to refund. At December 31, 1997, the remaining estimated obligation, including decommissioning, amounted to $619.9 million, of which the NU system's share was approximately $303.7 million.

   YAEC is in the process of decommissioning its nuclear facility. At December 31, 1997, the estimated remaining costs, including decommissioning, amounted to $124.4 million, of which the NU system's share was approximately $47.9 million.

   Under the terms of the contracts with MYAPC, CYAPC and YAEC, the shareholder-sponsor companies, including CL&P, WMECO and PSNH, are responsible for their proportionate share of the costs of the units, including decommissioning. Management expects that CL&P, PSNH and WMECO each will continue to be allowed to recover these costs from their customers. Accordingly, CL&P, PSNH and WMECO have recognized these costs as regulatory assets, with corresponding obligations.


38 Northeast Utilities 1997 Annual Report

--------------------------------------------------------------------------------

   Proposed Accounting: The staff of the SEC has questioned certain current accounting practices of the electric utility industry, including NU, regarding the recognition, measurement and classification of decommissioning costs for nuclear generating units in the financial statements. In response to these questions, the FASB has agreed to review the accounting for closure and removal costs, including decommissioning. If current electric utility industry accounting practices for nuclear power plant decommissioning are changed, the annual provision for decommissioning could increase relative to 1997, and the estimated cost for decommissioning could be recorded as a liability (rather than as accumulated depreciation), with recognition of an increase in the cost of the related nuclear power plant. Management believes that the operating companies each will continue to be allowed to recover decommissioning costs through rates.

3. Short-Term Debt

Limits: The amount of short-term borrowings that may be incurred by the NU system's utility companies is subject to periodic approval by either the SEC under the 1935 Act or by their respective state regulators. SEC authorization allowed CL&P, WMECO and NAEC, as of January 1, 1998, to incur total short-term borrowings up to a maximum of $375 million, $150 million and $60 million, respectively. In addition, the charter of WMECO contains a provision which restricts the total amount of unsecured debt that it may borrow at any one time. As of January 1, 1998, this charter provision allowed WMECO to incur unsecured borrowings, whether short-term or long-term, up to a maximum of approximately $114 million. PSNH was authorized under a waiver from the NHPUC to incur short-term borrowings up to a maximum of $125 million effective May 1997.

   Credit Agreements: In May 1997, because of the potential for NU and CL&P to violate their various financial ratio tests, NU amended the three-year revolving credit agreement (Credit Agreement) with a group of 12 banks. Under the amended Credit Agreement, CL&P and WMECO are able to borrow, subject to the availability of first mortgage bond collateral, up to $313.75 million and $150 million, respectively. At December 31, 1997, CL&P and WMECO have issued first mortgage bonds to enable borrowings under this facility up to a maximum of $225 million and $90 million, respectively. NU, which cannot issue first mortgage bonds, will be able to borrow up to $50 million if NU consolidated, CL&P and WMECO each meet certain interest coverage tests for two consecutive quarters. In addition, CL&P and WMECO each must meet certain minimum quarterly financial ratios to access the Credit Agreement. Both CL&P and WMECO satisfied these tests for the quarter ending December 31, 1997. The overall limit for all of the borrowing system companies under the entire Credit Agreement is $313.75 million. The companies are obligated to pay a facility fee of .50 percent per annum of each bank's total commitment under this Credit Agreement, which will expire in November 1999. At December 31, 1997 and 1996, there were $50 million and $27.5 million, respectively, in borrowings under this Credit Agreement.

   In February 1998, because of borrowing restrictions on NU in the amended Credit Agreement, NU entered into a separate $25 million 364-day revolving credit facility (Credit Facility) with one bank. NU is obligated to pay a facility fee of .625 percent per annum on the unused commitment.

   In addition to the Credit Agreement and Credit Facility, NU, CL&P, WMECO, HWP and The Rocky River Realty Company (RRR) have various revolving credit lines through separate bilateral credit agreements. Under this facility, four banks maintain commitments to the respective companies totaling $56.25 million. NU, CL&P and WMECO may borrow up to the aggregate $56.25 million, whereas HWP and RRR may borrow up to their SEC or board authorized short-term debt limit of $5 million and $22 million, respectively. Under the terms of this facility, the companies are obligated to pay a facility fee of .15 percent per annum of each bank's total commitment. These commitments will expire in December 1998. At December 31, 1997 and 1996, there were no borrowings and $11.3 million in borrowings, respectively, under this facility.

   PSNH has a $125 million revolving credit agreement that will expire in April 1999. The revolving credit agreement is with a group of 16 banks. PSNH is obligated to pay a facility fee of .50 percent per annum on the commitment of $125 million. At December 31, 1997 and 1996, there were no borrowings under the facility.

   Under the credit facilities discussed above, with the exception of the $25 million NU Credit Facility, the NU system companies may borrow funds on a short-term revolving basis under their respective agreements, using either fixed-rate loans or standby loans. Fixed rates are set using competitive bidding. Standby loans are based upon several alternative variable rates. Loans advanced under the $25 million NU Credit Facility are on a standby basis only. The weighted average annual interest rate on the NU system companies' notes payable to banks outstanding on December 31, 1997 and 1996 was 6.95 percent and
8.3 percent, respectively. Maturities of short-term debt obligations were for periods of three months or less.

   For further information on short-term debt, including the ability to access these agreements, see the MD&A.


                                       Northeast Utilities 1997 Annual Report 39

--------------------------------------------------------------------------------

4. Leases

CL&P and WMECO may finance up to $400 million of nuclear fuel for Millstone 1 and 2 and their respective shares of the nuclear fuel for Millstone 3 under the Niantic Bay Fuel Trust (NBFT) capital lease agreement which is scheduled to expire July 31, 1998. The NBFT capital lease agreement, which was amended in February 1998, requires CL&P and WMECO to secure their obligation to repay the NBFT with up to $90 million of first mortgage bonds. CL&P and WMECO will issue these bonds by May 1998.

   CL&P and WMECO make quarterly lease payments for the cost of nuclear fuel consumed in the reactors based on a units-of-production method at rates which reflect estimated kilowatt hours of energy provided plus financing costs associated with the fuel in the reactors. Upon permanent discharge from the reactors, ownership of the nuclear fuel transfers to CL&P and WMECO. The NU system companies also have entered into lease agreements, some of which are capital leases, for the use of data processing and office equipment, vehicles, gas turbines, nuclear control room simulators and office space. The provisions of these lease agreements generally provide for renewal options.

   Capital lease rental payments charged to operating expense were $19.0 million in 1997, $28.2 million in 1996 and $75.9 million in 1995. Interest included in capital lease rental payments was $13.6 million in 1997, $14.1 million in 1996 and $15.0 million in 1995. Operating lease rental payments charged to expense were $17.3 million in 1997, $18.3 million in 1996 and $20.9 million in 1995.

   Future minimum rental payments, excluding executory costs such as property taxes, state use taxes, insurance and maintenance, under long-term noncancelable leases, as of December 31, 1997, are:

--------------------------------------------------------------------------------
(Thousands of Dollars)
--------------------------------------------------------------------------------
                                                             Capital   Operating
Year                                                          Leases      Leases
--------------------------------------------------------------------------------
1998 ...................................................    $181,000    $ 25,800
1999 ...................................................       8,500      23,200
2000 ...................................................       7,900      21,000
2001 ...................................................       5,800      16,500
2002 ...................................................       3,200       8,000
After 2002 .............................................      54,900      26,600
--------------------------------------------------------------------------------
Future minimum
   lease payments ......................................     261,300    $121,100
                                                                        ========
--------------------------------------------------------------------------------
Less amount
   representing interest ...............................      53,300
--------------------------------------------------------------------------------
Present value of future
   minimum lease payments ..............................    $208,000
================================================================================

5. Employee Benefits

A. Pension Benefits

The NU system's subsidiaries participate in a uniform noncontributory defined benefit retirement plan covering all regular NU system employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment. Total pension (credit)/cost, part of which was (credited)/charged to utility plant, approximated $(22.5) million in 1997, $9.1 million in 1996 and $0.4 million in 1995. Pension (credit)/costs for 1997, 1996 and 1995 included approximately $(2.6) million, $7.8 million and $6.8 million, respectively, related to workforce reduction programs.

   Currently, the subsidiaries annually fund an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets. Pension assets are invested primarily in domestic and international equity securities and bonds.

   The components of net pension (credit)/cost are:

--------------------------------------------------------------------------------
                                              For the Years Ended December 31,
--------------------------------------------------------------------------------
(Thousands of Dollars)                           1997         1996         1995
--------------------------------------------------------------------------------
Service cost ............................   $  32,298    $  43,206    $  35,771
Interest cost ...........................      98,621       94,722       89,351
Return on plan assets ...................    (337,198)    (232,604)    (310,997)
Net amortization ........................     183,752      103,745      186,310
-------------------------------------------------------------------------------
Net pension
   (credit)/cost ........................   $ (22,527)   $   9,069    $     435
===============================================================================

For calculating pension costs, the following assumptions were used:

--------------------------------------------------------------------------------
                                                For the Years Ended December 31,
--------------------------------------------------------------------------------
                                                       1997      1996      1995
--------------------------------------------------------------------------------
Discount rate ....................................     7.75%     7.50%     8.25%
Expected long-term
   rate of return ................................     9.25      8.75      8.50
Compensation/progression
   rate ..........................................     4.75      4.75      5.00
===============================================================================


40 Northeast Utilities 1997 Annual Report

--------------------------------------------------------------------------------

The following table represents the plan's funded status reconciled to the Consolidated Balance Sheets:

--------------------------------------------------------------------------------
                                                               At December 31,
--------------------------------------------------------------------------------
(Thousands of Dollars)                                      1997           1996
--------------------------------------------------------------------------------
Accumulated benefit obligation
   including vested benefits at
   December 31, 1997 and 1996
   of $(1,003,157,000) and
   $(943,696,000), respectively ..................   $(1,106,850)   $(1,037,908)
-------------------------------------------------------------------------------
Projected benefit
   obligation ....................................   $(1,392,833)   $(1,321,146)
Market value of plan assets ......................     1,919,414      1,660,404
-------------------------------------------------------------------------------
Market value in excess of
   projected benefit obligation ..................       526,581        339,258
Unrecognized transition
   amount ........................................       (10,562)       (12,105)
Unrecognized prior service cost ..................        29,711         31,802
Unrecognized net gain ............................      (622,916)      (458,654)
-------------------------------------------------------------------------------
Accrued pension liability ........................   $   (77,186)   $   (99,699)
===============================================================================

The following actuarial assumptions were used in calculating the plan's year-end funded status:

--------------------------------------------------------------------------------
                                                                At December 31,
--------------------------------------------------------------------------------
                                                                1997       1996
--------------------------------------------------------------------------------
Discount rate ..............................................    7.25%      7.75%
Compensation/progression rate ..............................    4.25       4.75
================================================================================

B. Postretirement Benefits Other Than Pensions

The NU system's subsidiaries provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees (referred to as SFAS 106 benefits). These benefits are available for employees retiring from the NU system who have met specified service requirements. For current employees and certain retirees, the total SFAS 106 benefit is limited to two times the 1993 per-retiree health care cost. The SFAS 106 obligation has been calculated based on this assumption. Total SFAS 106 benefit costs, part of which were deferred or charged to utility plant, approximated $28.3 million in 1997, $39.2 million in 1996 and $44.1 million in 1995. NU's subsidiaries are funding SFAS 106 postretirement costs through external trusts. The subsidiaries are funding, on an annual basis, amounts that have been rate-recovered and which also are tax deductible under the Internal Revenue Code. The trust assets are invested primarily in equity securities and bonds.

The components of health care and life insurance cost are:

--------------------------------------------------------------------------------
                                                For the Years Ended December 31,
--------------------------------------------------------------------------------
(Thousands of Dollars)                             1997        1996        1995
--------------------------------------------------------------------------------
Service cost ...............................   $  5,746    $  7,457    $  7,137
Interest cost ..............................     20,556      22,698      24,693
Return on plan assets ......................    (21,452)     (9,330)     (7,812)
Amortization of
   unrecognized
   transition obligation ...................     15,134      15,134      15,134
Other amortization, net ....................      8,327       3,194       4,924
-------------------------------------------------------------------------------
Net health care and life
   insurance cost ..........................   $ 28,311    $ 39,153    $ 44,076
===============================================================================

For calculating SFAS 106 benefit costs, the following assumptions were used:

--------------------------------------------------------------------------------
                                                For the Years Ended December 31,
--------------------------------------------------------------------------------
                                                         1997     1996     1995
--------------------------------------------------------------------------------
Discount rate .......................................    7.75%    7.50%    8.00%
Long-term rate of return --
   Health assets, net of tax ........................    6.00     5.25     5.00
   Life assets ......................................    9.25     8.75     8.50
===============================================================================

The following table represents the plan's funded status reconciled to the Consolidated Balance Sheets:

--------------------------------------------------------------------------------
                                                               At December 31,
--------------------------------------------------------------------------------
(Thousands of Dollars)                                         1997        1996
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation of:
   Retirees ............................................  $(214,624)  $(226,774)
   Fully eligible active
     employees .........................................       (529)       (323)
   Active employees
     not eligible to retire ............................    (70,806)    (78,985)
-------------------------------------------------------------------------------
Total accumulated postretirement
   benefit obligation ..................................   (285,959)   (306,082)
Market value of plan assets ............................    129,434     105,086
-------------------------------------------------------------------------------
Accumulated postretirement
   benefit obligation in excess
   of plan assets ......................................   (156,525)   (200,996)
Unrecognized transition
   obligation ..........................................    227,015     242,149
Unrecognized net gain ..................................    (70,391)    (41,457)
-------------------------------------------------------------------------------
Prepaid/(accrued) postretirement
   benefit obligation ..................................  $      99   $    (304)
===============================================================================


                                       Northeast Utilities 1997 Annual Report 41

--------------------------------------------------------------------------------

The following actuarial assumptions were used in calculating the plan's year-end funded status:

--------------------------------------------------------------------------------
                                                                 At December 31,
--------------------------------------------------------------------------------
                                                                 1997      1996
--------------------------------------------------------------------------------
Discount rate ................................................   7.25%     7.75%
Health care cost trend rate (a) ..............................   5.76      7.23
================================================================================

(a) The annual growth in per capita cost of covered health care benefits was assumed to decrease to 4.40 percent by 2001.

   The effect of increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997, by $16.1 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $1.3 million. The trust holding the health plan assets is subject to federal income taxes at a 39.6 percent tax rate.

   CL&P, PSNH and WMECO currently are recovering SFAS 106 costs through rates.

C. 401(k) Savings Plan

NU maintains a 401(k) Savings Plan for substantially all NU system employees. This savings plan provides for employee contributions up to specified limits. The company matches, with company stock, employee contributions up to a maximum of three percent of eligible compensation. The matching contributions made by the company were $12.0 million for 1997, $11.8 million for 1996 and $12.1 million for 1995.

D. ESOP

NU maintains an ESOP for purposes of allocating shares to employees participating in the NU system's 401(k) plan. Under this arrangement, NU issued unsecured notes during 1991 and 1992 totaling $250 million, the proceeds of which were lent to the ESOP trust for purchase of approximately 10.8 million newly issued NU common shares (ESOP shares). NU makes principal and interest payments on the ESOP notes at the same rate that ESOP shares are allocated to employees.

   In 1997 and 1996, the ESOP trust issued approximately 948,000 and 953,000 of NU common shares, respectively, to satisfy plan obligations to employees totaling approximately $21.9 million and $22.1 million, respectively. These costs were charged to the 401(k) plan. As of December 31, 1997 and 1996, the total allocated ESOP shares were 4,140,751 and 3,192,620, respectively, and total unallocated ESOP shares were 6,659,434 and 7,607,565, respectively. The fair market value of unallocated ESOP shares as of December 31, 1997 and 1996 was approximately $78.7 million and $99.8 million, respectively.

   During 1997, the ESOP trust used approximately $3 million in dividends and $41 million in contributions from NU to meet principal and interest payments on ESOP notes. During March 1997, NU's Board of Trustees suspended the quarterly dividend on NU's common shares indefinitely, beginning with the second quarter of 1997. Future principal and interest payments on ESOP notes will be fully supported by contributions from NU until the dividend is restored.

E. Stock-Based Compensation

During 1997, certain key officers of the company were awarded nonvested stock grants, totaling 25,700 shares, under which the officers pay nothing to receive these shares. These officers must stay in employment of the company for a specified period to receive the shares. During 1996, the same key officers of the company were awarded nonvested stock grants, for a total of approximately 43,000 shares, for which again no payment was required. Under the 1996 programs, certain shares became vested immediately with certain restrictions and others became vested upon the meeting of specified performance goals within a limited time period. Dividends accruing on the shares of each award are reinvested in additional shares subject to the same provisions and restrictions. Under these programs, approximately 3,400 shares were vested at December 31, 1997, and December 31, 1996.

   During August 1997, the company's Board of Trustees approved the granting of 500,000 stock options to the new Chief Executive Officer to purchase common shares of NU common stock. The exercise price of these options is $9.625 per share, which equaled the fair value of the company's common stock at the date of grant. The exercise period for the options granted is ten years from the date of grant, with vesting from the date of grant as follows: 50 percent after two years, 75 percent after three years and 100 percent after four years.

   The company accounts for its nonvested stock grants and stock options using the intrinsic-value based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) under which approximately $238 thousand and $136 thousand of compensation costs were recognized in 1997 and 1996, respectively, for the nonvested stock grants. No compensation costs have been recognized for the stock options award as the exercise price was equal to the market value of the stock on the date of grant. In October 1995 the FASB issued SFAS 123, "Accounting for Stock-Based Compensation," which defines a fair-value based method of accounting for stock-based compensation. SFAS 123 allows companies to continue accounting for stock-based compensation using APB 25 but requires pro forma net income and earnings per share disclosures as if the fair-value based method of accounting under SFAS 123 had been used.


42 Northeast Utilities 1997 Annual Report

--------------------------------------------------------------------------------

   Had compensation costs of the options award been determined under the fair value alternative method as stated in SFAS 123, the company's pro forma net loss for the year ended December 31, 1997, would have been increased by approximately $73 thousand. The resulting pro forma impact on the company's loss per share for the year was not material. The fair value of the options as of the date of grant was determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6.41 percent, expected life of 10.0 years, expected volatility of 31.89 percent and a dividend yield of 7.42 percent.

6. Sale of Customer Receivables and Accrued Utility Revenues

During 1996, CL&P and WMECO entered into agreements to sell up to $200 million and $40 million, respectively, of undivided ownership interests in eligible customer receivables and accrued utility revenues (receivables).

   The FASB issued SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," in June 1996. SFAS 125 became effective on January 1, 1997, and establishes, in part, criteria for concluding whether a transfer of financial assets in exchange for consideration should be accounted for as a sale or as a secured borrowing. By October 31, 1997, both CL&P and WMECO had restructured their respective sales agreements to comply with the conditions of SFAS 125 and account for transactions occurring under these programs as sales of assets. CL&P and WMECO have each established a special purpose, wholly owned subsidiary whose business consists of the purchase and resale of receivables. For receivables sold, both CL&P and WMECO have retained collection responsibilities as agent for the purchaser under each company's respective agreements. As collections reduce previously sold receivables, new receivables may be sold. At December 31, 1997, approximately $70 million and $20 million of receivables had been sold to third-party purchasers by CL&P and WMECO, respectively, through the use of each company's special purpose, wholly owned subsidiary, CL&P Receivables Corporation (CRC) and WMECO Receivables Corporation (WRC). All receivables transferred to both CRC and WRC are assets owned by CRC and WRC and are not available to pay CL&P's or WMECO's creditors.

   For CRC's and WRC's respective sales agreements with the third-party purchasers, the receivables were sold with limited recourse. Both CRC's and WRC's respective sales agreements provide for a formula-based loss reserve in which additional receivables may be assigned to the third-party purchasers for costs such as bad debt. The third-party purchasers absorb the excess amount in the event that actual loss experience exceeds the loss reserve. At December 31, 1997, approximately $7.2 million and $3.0 million of assets had been designated as collateral by CRC and WRC, respectively. These amounts represent the formula-based amount of credit exposure at December 31, 1997. Historical losses for bad debt for both CL&P and WMECO have been substantially less.

   During December 1997, Moody's Investors Service downgraded the rating on WMECO's first mortgage bonds. This downgrade brought WMECO's bond ratings to a level at which the sponsor of WMECO's accounts receivable program can take various actions, in its discretion, which would have the practical effect of limiting WMECO's ability to utilize the facility. To date, the sponsor has not notified WMECO that it will elect to exercise those rights, and the program is functioning in its normal mode. The WMECO accounts receivable program could be terminated if WMECO's first mortgage bond credit ratings experience one more level of downgrade. CL&P's accounts receivable program could be terminated if its senior secured debt is downgraded two more steps from its current ratings.

   Concentrations of credit risk to the respective purchasers under each company's agreements with respect to the receivables are limited due to CL&P's and WMECO's diverse customer base within their respective service territories.

   For additional information on accounts receivable programs and CL&P's and WMECO's ability to utilize these programs, see the MD&A.


                                       Northeast Utilities 1997 Annual Report 43

--------------------------------------------------------------------------------

7. Commitments and Contingencies

A. Restructuring and Rate Matters

New Hampshire: The 1996 restructuring legislation that the NHPUC is charged with implementing provides that the NHPUC may not adopt a restructuring plan that imposes a severe financial hardship on a utility. Management believes that PSNH is entitled to full recovery of its prudently incurred costs, including regulatory assets and other strandable costs. It bases this belief both on the general nature of public utility industry cost-of-service based regulation and the specific circumstances of the resolution of PSNH's previous bankruptcy proceedings and its acquisition by NU, including the recoveries provided by the Rate Agreement and related agreements.

   On February 28, 1997, the NHPUC issued its decision related to restructuring the state's electric utility industry and setting interim stranded cost charges for PSNH pursuant to legislation enacted in New Hampshire in 1996. In the decision, the NHPUC announced a departure from cost-based ratemaking and instead adopted a market-priced approach to ratemaking and stranded cost recovery. Accordingly, unless the NHPUC modifies its position or the litigation described below results in necessary modifications to the final plan which leads management to conclude that the ratemaking approach utilized in the NHPUC's restructuring decision will not go into effect, PSNH no longer will be subject to the provisions of SFAS 71. That would result in PSNH writing off from its balance sheet substantially all of its regulatory assets. The amount of the potential write-off triggered by the order is currently estimated at over $400 million, after taxes. PSNH does not believe that under the decision, it would be required to recognize any additional loss resulting from the impairment of the value of its other long-lived assets under the provisions of SFAS 121.

   On March 3, 1997, PSNH, NU, NAEC and NUSCO filed for a temporary restraining order, preliminary and permanent injunctive relief and for declaratory judgment in the United States District Court for New Hampshire (District Court). The case was subsequently transferred to Rhode Island. On March 10, 1997, the Chief Judge of the Rhode Island federal court issued a temporary restraining order which stayed the NHPUC's February 28, 1997, decision to the extent it established a rate-setting methodology that is not designed to recover PSNH's costs of providing service and would require PSNH to write off any regulatory assets.

   During 1997, a mediation process ended without a resolution. The District Court had suspended the procedural schedule associated with this court proceeding pending the resolution of appeals of certain preliminary rulings by the U.S. Circuit Court of Appeals for the First Circuit (First Circuit). On February 3, 1998, the First Circuit denied the appeals taken by would-be intervenors in PSNH's federal court proceeding concerning the NHPUC's final plan on restructuring. The First Circuit affirmed a previous court decision stating that the opposing interests in this case were adequately represented by the NHPUC or by PSNH. As a result of this decision, the proceedings in the District Court may resume. On February 17, 1998, the NHPUC filed a petition for rehearing with the First Circuit. The temporary restraining order issued by the District Court in March 1997 will remain in effect until further orders by either court.

   During 1997, the NHPUC reopened its proceeding to reconsider certain limited matters in its restructuring orders. The scope of the PSNH-specific rehearing proceedings included alternative rate-setting methodologies proposed by the intervenors; to decide the appropriate methodology to be used to determine PSNH's interim stranded costs; and to set PSNH's interim stranded cost charges utilizing the determined methodology. In testimony filed with the NHPUC in November 1997, PSNH proposed a new methodology to quantify its strandable costs. Under this proposal, PSNH would divest all owned generation and purchased-power obligations via auction. To the extent that the auction fails to produce sufficient revenues to cover the net book value of owned generation and contractual payment obligations of purchased power, the difference would be recovered from customers through a non-bypassable distribution charge. The new proposal also relies upon securitization of certain assets to further reduce rates.

   On December 15, 1997, the NHPUC officially announced that industry restructuring would not take place on January 1, 1998. Management believes that industry restructuring will not take place in New Hampshire until the courts resolve the issues brought before them, or the parties involved reach a settlement.


44 Northeast Utilities 1997 Annual Report

--------------------------------------------------------------------------------

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

   If the NHPUC's February 28, 1997 decision were to become effective, it would, unless PSNH and NAEC receive waivers from their respective lenders, result in
(i) write-offs that would cause PSNH's common equity to fall below the contractual minimums, (ii) reductions in income that would cause PSNH's income to fall below the contractual minimums, (iii) potential violation of the contractual provisions with respect to actions depriving PSNH and NAEC of the benefits of the Rate Agreement and (iv) the potential for cross defaults to other PSNH and NAEC financing documents. Substantially all of PSNH's and NAEC's debt obligations would be affected.

   If these events transpired and if the creditors holding PSNH and NAEC debt obligations decide to exercise their rights to demand payment, then either creditors or PSNH and NAEC could initiate proceedings under Chapter 11 of the bankruptcy laws.

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

   On May 2, 1997, PSNH made a rate filing with the NHPUC. For information regarding this rate proceeding, see the MD&A.

   Massachusetts: During November 1997, the state of Massachusetts enacted a comprehensive electric utility industry restructuring bill (legislation). On December 31, 1997, WMECO filed its restructuring plan with the DTE, as required by the legislation. The WMECO restructuring plan describes the process by which WMECO will, beginning March 1, 1998, initiate a ten percent rate reduction for all customer rate classes and allow customers to choose their energy supplier. As part of the plan, the DTE authorized recovery of certain strandable, above-market costs (strandable costs). The legislation gives the DTE the authority to determine the amount of strandable costs that will be eligible for recovery by utilities. Costs which will qualify as strandable costs and be eligible for recovery include, but are not limited to, certain above-market costs associated with generating facilities, costs associated with long-term commitments to purchase power at above-market prices from small power producers and nonutility generators, and regulatory assets and associated liabilities related to the generation portion of WMECO's business.

   Under the statute, if a distribution company claims that it is unable to meet a price reduction of ten percent initially and 15 percent by September 1, 1999, the distribution company may so state to the DTE and the DTE is provided with the authority to "explore all possible mechanisms and options within the limits of the constitution" to achieve the mandated rate reductions. The statute indicates that allowing a substitute company to provide standard offer service is one option that can be considered by the DTE.

   The costs of transitioning to competition will be mitigated through several steps, including divesting WMECO's nonnuclear generating assets at an auction to be held as soon as June 1998, and securitization of approximately $500 million in strandable costs by September 30, 1998. NU presently expects to participate, through a competitive affiliate, in the competitive bid process for WMECO's generation resources. Any net proceeds in excess of book value received from the divestiture of these units will be used to mitigate strandable costs. As required by the legislation, WMECO will continue to operate and maintain its transmission and local distribution network and deliver electricity to all customers.

   As noted above, the legislation has authorized Massachusetts utilities to finance a portion of the strandable costs through securitization, using rate reduction bonds. A separate transition charge will be collected over the life of the bonds to recover principal, interest and issuance costs.


                                       Northeast Utilities 1997 Annual Report 45

--------------------------------------------------------------------------------

   WMECO's ability to recover its strandable costs will depend on several factors, which include, but are not limited to, continuous recovery of the costs over the transitional period supported by the legislation, the aggregate amount of strandable costs which the company will be allowed to recover and the market price of electricity. Management believes that the company will recover its strandable costs. However, a change in one or more of these factors could affect the recovery of strandable costs and may result in a loss to the company.

   Connecticut: Although CL&P continues to operate under cost-of-service based regulation, legislative restructuring initiatives during 1997 and 1998 in its jurisdiction has created some uncertainty with respect to future rates and the recovery of strandable investments and certain future costs such as purchase power obligations. Management is unable to predict the ultimate outcome of restructuring initiatives, however, it continues to believe that it is probable that CL&P will fully recover its prudently incurred costs, including regulatory assets and strandable investments based on the general nature of public utility cost-of-service regulation.

   For further information on restructuring, see Note 1H, "Summary of Significant Accounting Policies -- Regulatory Accounting and Assets" and the MD&A.

   The DPUC is required to review a utility's rates every four years if there has not been a rate proceeding during such period. The DPUC has conducted such a review. For information regarding this review and other rate matters, see the MD&A.

   FERC Rate Proceedings: For information regarding the FERC rate proceedings for CYAPC and MYAPC, see Note 2, "Nuclear Decommissioning."

B. Nuclear Performance

Millstone: The three Millstone units are managed by NNECO. Millstone 1, 2 and 3 have been out of service since November 4, 1995, February 21, 1996, and March 30, 1996, respectively, and are on the Nuclear Regulatory Commission's (NRC) watch list. The company has restructured its nuclear organization and is currently implementing comprehensive plans to restart the units.

   Subsequent to its January 31, 1996, announcement that Millstone had been placed on its watch list, the NRC stated that the units cannot return to service until independent, third-party verification teams have reviewed the actions taken to improve the design, configuration and employee concerns issues that prompted the NRC to place the units on its watch list. The actual date of the return to service for each of the units is dependent upon the completion of independent inspections and reviews by the NRC and a vote by the NRC commissioners. NU hopes to return Millstone 3 to service in early spring of 1998 and Millstone 2 three to four months after Millstone 3. Millstone 1 is currently in extended maintenance status.

   In 1997, NU's share of nonfuel O&M costs expensed for Millstone totaled $566 million, including $73 million reserved for future restart costs.

   Budgeted nuclear spending levels at Millstone for 1998 will be reduced from 1997 levels, although they will be considerably higher than before the station was placed on the NRC's watch list. The actual level of 1998 spending will depend on when the units return to operation and the cost of restoring them to service. The total cost to restart the units cannot be precisely estimated at this time. Management will continue to evaluate the costs to be incurred in 1998 to determine whether adjustments to the existing reserves are required.

   Management cannot predict when the NRC will allow any of the Millstone units to return to service and thus cannot precisely estimate the total replacement power costs the companies ultimately will incur. Replacement power costs incurred by NU attributable to the Millstone outages averaged approximately $28 million per month during 1997, and for 1998 are projected to average approximately $9 million per month for Millstone 3, $9 million per month for Millstone 2 and $6 million per month for Millstone 1 while the plants remain out of service. CL&P, WMECO and PSNH will continue to expense their replacement power costs in 1998.

   Based on the current estimates of expenditures and restart dates, management believes the NU system has sufficient resources to fund the restoration of the Millstone units and related replacement power costs. If the return to service of Millstone 3 or 2 is delayed substantially beyond the present restart estimates, if some financing facilities become unavailable because of difficulties in meeting borrowing conditions or renegotiating extensions, if CL&P and WMECO encounter additional significant costs or if any other significant deviations from management's assumptions occur, CL&P and WMECO could be unable to meet their cash requirements. In those circumstances, management would take even more stringent actions to reduce costs and cash outflows and attempt to obtain additional sources of funds. The availability of these funds would be dependent upon general market conditions and CL&P's and WMECO's respective credit and financial conditions at that time.

   For information concerning the ability of CL&P and WMECO to access its borrowing facilities, see the MD&A.

   Litigation: Several class-action lawsuits have been filed against the company and certain present and former officers and employees of NU in connection with the company's nuclear operations. Management cannot estimate the potential outcome of these suits, but believes these suits are without merit and intends to defend itself vigorously in all these actions.


46 Northeast Utilities 1997 Annual Report

--------------------------------------------------------------------------------

   CL&P and WMECO, through NNECO as agent, operate Millstone 3 at cost, and without profit, under a sharing agreement that obligates them to utilize good utility operating practice and requires the joint owners to share the risk of employee negligence and other risks of operation and maintenance pro-rata in accordance with their ownership shares. This agreement also provides that CL&P and WMECO would be liable only for damages to the non-NU owners for a deliberate violation of the agreement pursuant to authorized corporate action.

   On August 7, 1997, the non-NU owners of Millstone 3 filed demands for arbitration with CL&P and WMECO as well as lawsuits in Massachusetts Superior Court against NU and its current and former trustees. The non-NU owners raise a number of contract, tort and statutory claims arising out of the operation of Millstone 3. The arbitrations and lawsuits seek to recover compensatory damages, punitive damages, treble damages and attorneys' fees. Owners representing approximately two-thirds of the non-NU interests in Millstone 3 claimed compensatory damages in excess of $200 million. In addition, one of the lawsuits seeks to restrain NU from disposing of its shares of the stock of WMECO and HWP, pending the outcome of the lawsuit. Management cannot estimate the potential outcome of these suits but believes there is no legal basis for the claims and intends to defend against them vigorously. To date, no reserves have been established for this litigation. At December 31, 1997, the costs related to this litigation were estimated to be approximately $100 million for incremental O&M costs and approximately $100 million for replacement power costs. These costs are likely to increase as long as Millstone 3 remains out of service.

   The Connecticut Municipal Electric Energy Cooperative (CMEEC) and CL&P have been negotiating since May 1996 over issues related to the operation of Millstone 1 and 2. CMEEC has failed to make payments on its accrued obligations since October 1996, claiming that CL&P materially breached its contractual obligations. CL&P has denied the allegations and requested payment. The matter has gone to arbitration which has been scheduled for July 1998.

   CL&P has filed an application with the Connecticut Superior Court in Hartford requesting the court to grant interim relief to CL&P. CL&P has asked the court to enforce the contract provisions by ordering CMEEC to pay the outstanding obligations under the contract (approximately $25 million) and to continue making payments (approximately $1.8 million per month) during the arbitration process.

   On December 9, 1997, the Superior Court judge issued a decision denying CL&P's request for an interim payment order. Management cannot predict the outcome of this litigation and has taken steps to assert its legal rights. CL&P has requested reargument, in order to present evidence, and has requested that the Connecticut Superior Court vacate its order. CL&P is prepared to appeal to a higher court, if necessary, after the reargument.

C. Environmental Matters

The NU system is subject to regulation by federal, state and local authorities with respect to air and water quality, the handling and disposal of toxic substances and hazardous and solid wastes, and the handling and use of chemical products. The NU system has an active environmental auditing and training program and believes that it is in substantial compliance with current environmental laws and regulations. However, the NU system is subject to certain pending enforcement actions and governmental investigations in the environmental area. Management cannot predict the outcome of these enforcement actions and investigations.

   Environmental requirements could hinder the construction of new generating units, transmission and distribution lines, substations and other facilities. Changing environmental requirements could also require extensive and costly modifications to the NU system's existing generating units and transmission and distribution systems, and could raise operating costs significantly. As a result, the NU system may incur significant additional environmental costs, greater than amounts included in cost of removal and other reserves, in connection with the generation and transmission of electricity and the storage, transportation and disposal of byproducts and wastes. The NU system also may encounter significantly increased costs to remedy the environmental effects of prior waste handling activities. The cumulative long-term cost impact of increasingly stringent environmental requirements cannot be estimated accurately.

   The NU system has recorded a liability based upon currently available information for what it believes are its estimated environmental remediation costs that the NU system's subsidiaries expect to incur for waste disposal sites. In most cases, additional future environmental cleanup costs are not reasonably estimable due to a number of factors, including the unknown magnitude of possible contamination, the appropriate remediation methods, the possible effects of future legislation or regulation and the possible effects of technological changes. At December 31, 1997, the net liability recorded by the NU system for its estimated environmental remediation costs, excluding any possible insurance recoveries or recoveries from third parties, amounted to approximately $16.2 million, which management has determined to be the most probable amount within the range of $16.2 million to $28.0 million.


                                       Northeast Utilities 1997 Annual Report 47

--------------------------------------------------------------------------------

   During 1997, NU adopted Statement of Position 96-1, "Environmental Remediation Liabilities" (SOP). The principal objective of the SOP is to improve the manner in which existing authoritative accounting literature is applied by entities to specific situations of recognizing, measuring and disclosing environmental remediation liabilities. The adoption of the SOP resulted in an increase of approximately $1.5 million to NU's environmental reserve in 1997.

   The NU system cannot estimate the potential liability for future claims, including environmental remediation costs, that may be brought against it. However, considering known facts, existing laws and regulatory practices, management does not believe the matters disclosed above will have a material effect on the NU system's financial position or future results of operations.

D. Nuclear Insurance Contingencies

Under certain circumstances, in the event of a nuclear incident at one of the nuclear facilities in the country covered by the federal government's third-party liability indemnification program, an owner of a nuclear unit could be assessed in proportion to its ownership interest in each of its nuclear units up to $75.5 million. Payments of this assessment would be limited to $10.0 million in any one year per nuclear incident based upon the owner's pro rata ownership interest in each of its nuclear units. In addition, the owner would be subject to an additional five percent or $3.8 million, in proportion to its ownership interests in each of its nuclear units, if the sum of all claims and costs from any one nuclear incident exceeds the maximum amount of financial protection. Based upon its ownership interests in Millstone 1, 2 and 3 and in Seabrook 1, the NU system's maximum liability, including any additional assessments, would be $244.2 million per incident, of which payments would be limited to $30.8 million per year. In addition, through power purchase contracts with MYAPC, VYNPC and CYAPC, the NU system would be responsible for up to an additional $67.4 million per incident, of which payments would be limited to $8.5 million per year.

   Insurance has been purchased to cover the primary cost of repair, replacement or decontamination of utility property resulting from insured occurrences. The NU system is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessment against the system with respect to losses arising during the current policy year is approximately $17.1 million under the primary property insurance program.

   Insurance has been purchased to cover certain extra costs incurred in obtaining replacement power during prolonged accidental outages and the excess cost of repair, replacement or decontamination or premature decommissioning of utility property resulting from insured occurrences. The NU system is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessments against the NU system with respect to losses arising during current policy years are approximately $13.8 million under the replacement power policies and $24.6 million under the excess property damage, decontamination and decommissioning policies. The cost of a nuclear incident could exceed available insurance proceeds.

   Insurance has been purchased aggregating $200 million on an industry basis for coverage of worker claims. All participating reactor operators insured under this coverage are subject to retrospective assessments of $3 million per reactor. The maximum potential assessment against the NU system with respect to losses arising during the current policy period is approximately $13.0 million. Effective January 1, 1998, a new worker policy was purchased which is not subject to retrospective assessments.

E. Construction Program

The construction program is subject to periodic review and revision by management. The NU system companies currently forecast construction expenditures of approximately $2.0 billion for the years 1998-2002, including $267 million for 1998. In addition, the NU system companies estimate that nuclear fuel requirements, including nuclear fuel financed through the NBFT, will be approximately $360.7 million for the years 1998-2002, including $60.6 million for 1998. See Note 4, "Leases," for additional information about the financing of nuclear fuel.

F. Long-Term Contractual Arrangements

Yankee Companies: The NU system companies rely on VY for approximately 1.7 percent of their capacity under long-term contracts. Under the terms of their agreements, the NU system companies pay their ownership (or entitlement) shares of costs, which include depreciation, O&M expenses, taxes, the estimated cost of decommissioning and a return on invested capital. These costs are recorded as purchased power expense and are recovered through the companies' rates. The total cost of purchases under contracts with VYNPC amounted to $24.2 million in 1997, $25.5 million in 1996 and $25.3 million in 1995.


48 Northeast Utilities 1997 Annual Report

--------------------------------------------------------------------------------

   The other Yankee generating facilities, MY, CY and Yankee Rowe, were permanently shut down as of August 6, 1997, December 4, 1996, and February 26, 1992, respectively. See Note 1E, "Summary of Significant Accounting Policies -- Investments and Jointly Owned Electric Utility Plant," for further information on the Yankee companies, and Note 2, "Nuclear Decommissioning," regarding the related decommissioning obligations.

   Nonutility Generators: CL&P, PSNH and WMECO have entered into various arrangements for the purchase of capacity and energy from nonutiltiy generators
(NUGs). These arrangements have terms from 10 to 30 years, currently expiring in the years 1998 through 2028, and require the companies to purchase energy at specified prices or formula rates. For the twelve month period ending December 31, 1997, approximately 14 percent of NU system electricity requirements was met by NUGs. The total cost of purchases under these arrangements amounted to $447.6 million in 1997, $441.6 million in 1996 and $434.7 million in 1995. These costs may be deferred for eventual recovery through rates.

   New Hampshire Electric Cooperative: PSNH entered into a buy-back agreement to purchase the capacity and energy of the New Hampshire Electric Cooperative, Inc.'s (NHEC) share of Seabrook 1 and to pay all of NHEC's Seabrook 1 costs for a ten-year period, which began on July 1, 1990. The total cost of purchases under this agreement was $23.4 million in 1997, $14.6 million in 1996 and $15.8 million in 1995. The total cost of these purchases has been collected through the FPPAC in accordance with the Rate Agreement. In connection with the agreement, NHEC agreed to continue as a firm-requirements customer of PSNH for 15 years.

   Hydro-Quebec: Along with other New England utilities, CL&P, PSNH, WMECO and HWP have entered into agreements to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. CL&P, PSNH, WMECO and HWP are obligated to pay, over a 30-year period ending in 2020, their proportionate shares of the annual O&M and capital costs of these facilities.

   Estimated Annual Costs: The estimated annual costs of the NU system's significant long-term contractual arrangements are as follows:

--------------------------------------------------------------------------------
(Millions of Dollars)                       1998    1999    2000    2001    2002
--------------------------------------------------------------------------------
VYNPC ..................................  $ 28.7  $ 28.9  $ 27.7  $ 30.3  $ 31.5
NUGs ...................................   455.5   471.1   477.5   488.5   498.9
NHEC ...................................    30.0    30.0    14.6      --      --
Hydro-Quebec ...........................    32.6    31.6    30.9    30.0    29.3
================================================================================

For additional information regarding the recovery of purchased power costs, see
Note 1K, "Summary of Significant Accounting Policies -- Recoverable Energy
Costs."

G. Sale of COE

During 1997, the NU Board of Trustees approved the offering for sale of COE. COE's revenues and earnings historically have not been material to NU. During the fourth quarter of 1997, management established a reserve of $25 million to reflect the anticipated loss from the sale of a COE investment. NU had a net investment in COE of approximately $33.4 million and $57.2 million, as of December 31, 1997 and 1996, respectively.

8. Market Risk Management

Fuel Price Management: CL&P uses swap, collar, put and call instruments with financial institutions to hedge against some of the fuel price risk created by long-term negotiated energy contracts and nuclear replacement power generation and fuel purchases. These agreements minimize exposure associated with rising fuel prices by managing a portion of CL&P's cost of fuel for these negotiated energy contracts and nuclear replacement power generation and fuel purchases. As of December 31, 1997, CL&P had outstanding agreements with a total notional value of approximately $327 million, and a negative mark-to-market position of approximately $21 million.

   The terms of the agreements require CL&P to post cash collateral with its counterparties in the event of negative mark-to-market positions and lowered credit ratings. The amount of the collateral is to be returned to CL&P when the mark-to-market position becomes positive, when CL&P meets specified credit ratings or when an agreement ends and all open positions are properly settled. At December 31, 1997, cash collateral in the amount of $15.4 million was posted under these terms.


                                       Northeast Utilities 1997 Annual Report 49

--------------------------------------------------------------------------------

   Interest Rate Management: NAEC uses swap instruments with financial institutions to hedge against interest rate risk associated with its $200 million variable-rate bank note. The interest-rate management instruments employed eliminate the exposure associated with rising interest rates, and effectively fix the interest rate for this borrowing arrangement. Under the agreements, NAEC exchanges quarterly payments based on a differential between a fixed contractual interest rate and the three-month LIBOR rate at a given time. As of December 31, 1997, NAEC had outstanding agreements with a total notional value of $200 million and a positive mark-to-market position of approximately $104 thousand.

   Credit Risk: These agreements have been made with various financial institutions, each of which is rated "A3" or better by Moody's rating group. Each respective company will be exposed to credit risk on their respective market risk-management instruments if the counterparties fail to perform their obligations. However, management anticipates that the counterparties will be able to fully satisfy their obligations under the agreements.

9. Minority Interest in Consolidated Subsidiary

CL&P Capital LP (CL&P LP, a subsidiary of CL&P) had previously issued $100 million of cumulative 9.3 percent Monthly Income Preferred Securities (MIPS), Series A. CL&P has the sole ownership interest in CL&P LP, as a general partner, and is the guarantor of the MIPS securities. Subsequent to the MIPS issuance, CL&P LP loaned the proceeds of the MIPS issuance, along with CL&P's $3.1 million capital contribution, back to CL&P in the form of an unsecured debenture. CL&P consolidates CL&P LP for financial reporting purposes. Upon consolidation, the unsecured debenture is eliminated, and the MIPS securities are accounted for as minority interests.

10. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

   Cash and nuclear decommissioning trusts: The carrying amounts approximate fair value.

   SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," requires investments in debt and equity securities to be presented at fair value. As a result of this requirement, the investments held in the NU system companies' nuclear decommissioning trusts were adjusted to market by approximately $69.6 million as of December 31, 1997, and $31.4 million as of December 31, 1996, with corresponding offsets to the accumulated provision for depreciation. The amounts adjusted in 1997 and in 1996 represent cumulative gross unrealized holding gains. The cumulative gross unrealized holding losses were immaterial for both 1997 and 1996.

   Preferred stock and long-term debt: The fair value of the system's fixed-rate securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value. The carrying amounts of the system's financial instruments and the estimated fair values are as follows:

--------------------------------------------------------------------------------
                                                          At December 31, 1997
--------------------------------------------------------------------------------
                                                          Carrying          Fair
(Thousands of Dollars)                                      Amount         Value
--------------------------------------------------------------------------------
Preferred stock not subject
   to mandatory redemption .........................    $  136,200    $   79,141
Preferred stock subject to
   mandatory redemption ............................       276,000       255,180
Long-term debt --
   First Mortgage Bonds ............................     2,228,800     2,210,423
   Other long-term debt ............................     1,668,533     1,691,362
MIPS ...............................................       100,000       100,760
================================================================================

--------------------------------------------------------------------------------
                                                          At December 31, 1997
--------------------------------------------------------------------------------
                                                          Carrying          Fair
(Thousands of Dollars)                                      Amount         Value
--------------------------------------------------------------------------------
Preferred stock not subject
   to mandatory redemption .........................    $  136,200    $  127,045
Preferred stock subject to
   mandatory redemption ............................       301,000       264,304
Long-term debt --
   First Mortgage Bonds ............................     2,196,788     2,163,031
   Other long-term debt ............................     1,718,859     1,741,818
MIPS ...............................................       100,000       108,520
================================================================================

The fair values shown above have been reported to meet disclosure requirements and do not purport to represent the amounts at which those obligations would be settled.


50 Northeast Utilities 1997 Annual Report

Consolidated Statements of Quarterly Financial Data
--------------------------------------------------------------------------------
(Unaudited)

------------------------------------------------------------------------------------------------
1997                                                           Quarter Ended (a)
------------------------------------------------------------------------------------------------
(Thousands of Dollars, except per share data)      March 31   June 30  September 30  December 31
------------------------------------------------------------------------------------------------
Operating Revenues ............................  $  975,368  $903,323      $977,127     $978,988
================================================================================================
Operating Income ..............................  $   86,006  $  6,120      $ 25,448     $ 67,462
================================================================================================
Net Income/(Loss) .............................  $   17,505  $(64,439)     $(51,745)    $(37,029)
================================================================================================
Earnings/(Loss) Per Common Share ..............  $     0.14  $  (0.50)     $  (0.40)    $  (0.29)
================================================================================================

1996
================================================================================================
Operating Revenues ............................  $1,028,202  $871,904      $955,518     $936,524
================================================================================================
Operating Income/(Loss) .......................  $  133,261  $ 81,819      $ 68,032     $(11,540)
================================================================================================
Net Income/(Loss) .............................  $   65,502  $ 11,666      $  1,033     $(76,370)
================================================================================================
Earnings/(Loss) Per Common Share ..............  $     0.51  $   0.09      $   0.01     $  (0.60)
================================================================================================

Consolidated Generation Statistics

------------------------------------------------------------------------------------
                                        1997      1996      1995      1994      1993
------------------------------------------------------------------------------------

Source of Electric Energy:  (kWh-millions)

Nuclear -- Steam (b) ..............    3,778     9,405    18,235    19,443    22,965
Fossil -- Steam ...................   13,155     9,188     9,162     8,292     7,676
Hydro -- Conventional .............    1,260     1,544     1,099     1,239     1,140
Hydro -- Pumped Storage ...........      959     1,217     1,209     1,195     1,269
Internal Combustion ...............      184       206        37        13         8
Energy Used for Pumping ...........   (1,327)   (1,668)   (1,674)   (1,629)   (1,749)
------------------------------------------------------------------------------------
Net Generation ....................   18,009    19,892    28,068    28,553    31,309
------------------------------------------------------------------------------------
Purchased and Net Interchange .....   24,377    22,111    14,256    14,028    10,499
Company Use and Unaccounted for ...   (2,802)   (2,473)   (2,706)   (2,535)   (2,591)
------------------------------------------------------------------------------------
Net Energy Sold ...................   39,584    39,530    39,618    40,046    39,217
====================================================================================
System Capability -- MW (b)(c) ....  8,312.0   8,894.0   8,394.8   8,494.8   7,795.3
System Peak Demand -- MW ..........  6,455.5   5,946.9   6,358.2   6,338.5   6,191.0
Nuclear Capacity -- MW (b)(c) .....  2,785.0   3,117.8   3,239.6   3,272.6   3,110.0
Nuclear Contribution to Total
  Energy Requirements (%) (b) .....     13.0      28.0      52.0      54.0      62.1
Nuclear Capacity Factor (%) (d) ...     19.6      38.0      69.9      67.5      80.8
====================================================================================

(a) Reclassifications of prior data have been made to conform with the current presentation.
(b) Includes the NU system's entitlements in regional nuclear generating companies, net of capacity sales and purchases.
(c) Millstone 1, 2 and 3 have been out of service since November 4, 1995, February 21, 1996, and March 30, 1996, respectively. The company has restructured its nuclear organization and is currently implementing comprehensive plans to restart the units. The actual date of the return to service for each of the units is dependent upon the completion of independent inspections and reviews by the NRC and a vote by the NRC commissioners. NU hopes to return Millstone 3 to service in early spring of 1998 and Millstone 2 three to four months after Millstone 3. Millstone 1 is currently in extended maintenance status.
(d) Represents the average capacity factor for the nuclear units operated by the NU system.


                                       Northeast Utilities 1997 Annual Report 51

Selected Consolidated Financial Data
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
(Thousands of Dollars, except percentages
and per share data)                              1997            1996           1995           1994           1993
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Net Utility Plant (a) .................  $  6,463,158    $  6,732,165   $  7,000,837   $  7,282,421   $  7,439,159
Total Assets ..........................    10,414,412      10,741,748     10,559,574     10,584,880     10,668,164
Total Capitalization (b) ..............     6,429,660       6,622,519      6,820,624      7,035,989      7,309,898
Obligations Under Capital Leases (b) ..       207,731         206,165        230,482        239,121        243,760
------------------------------------------------------------------------------------------------------------------
Income Data:
Operating Revenues ....................  $  3,834,806    $  3,792,148   $  3,750,560   $  3,642,742   $  3,629,093
Net (Loss)/Income .....................      (135,708)          1,831        282,434        286,874        249,953(c)
------------------------------------------------------------------------------------------------------------------
Common Share Data:
(Loss)/Earnings per Share .............        $(1.05)          $0.01          $2.24          $2.30          $2.02(c)
Dividends per Share (d) ...............         $0.25           $1.38          $1.76          $1.76          $1.76
Number of Shares
  Outstanding -- Average ..............   129,567,708     127,960,382    126,083,645    124,678,192    123,947,631
Market Price -- High ..................       $14 1/4         $25 1/4        $25 3/8        $25 3/4        $28 7/8
Market Price -- Low ...................        $7 5/8          $9 1/2            $21        $20 3/8            $22
Market Price -- Closing (end of year)..     $11 13/16         $13 1/8        $24 1/4        $21 5/8        $23 3/4
Book Value per Share (end of year) ....        $16.34          $17.73         $19.08         $18.47         $17.89
Rate of Return Earned on Average
  Common Equity (%) ...................          (6.2)            0.1           12.0           12.7           11.4
Market-to-Book Ratio (end of year) ....           0.7             0.8            1.3            1.2            1.3
------------------------------------------------------------------------------------------------------------------
Capitalization:
Common Shareholders' Equity ...........            33%             34%            36%            33%            30%
Preferred Stock (b)(e) ................             6               7              7              9              9
Long-Term Debt (b) ....................            61              59             57             58             61
------------------------------------------------------------------------------------------------------------------
Total Capitalization ..................           100%            100%           100%           100%           100%
==================================================================================================================

(a) Includes the reclassification of the unamortized PSNH acquisition costs to net utility plant.
(b) Includes portions due within one year.
(c) Includes the cumulative effect of change in accounting for municipal property tax expense, which increased earnings for common shares and earnings per common share by $51.7 million and $0.42, respectively.
(d) Quarterly dividends were suspended effective March 25, 1997.
(e) Excludes $100 million of Monthly Income Preferred Securities.


52 Northeast Utilities 1997 Annual Report

Consolidated Sales Statistics
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                                           1997               1996               1995               1994 (a)           1993
---------------------------------------------------------------------------------------------------------------------------
Revenues: (thousands)
Residential .......................  $1,499,394         $1,501,465         $1,469,988         $1,430,239         $1,385,818
Commercial ........................   1,266,449          1,246,822          1,230,608          1,173,808(b)       1,043,125
Industrial ........................     560,782            565,900            583,204            559,801(b)         649,876
Other Utilities ...................     329,764            315,577            303,004            330,801            383,129
Streetlighting and Railroads ......      48,867             48,053             47,510             45,943             45,480
Non-Franchised Sales ..............      21,476              8,360                 --                 --                 --
Miscellaneous .....................      47,446             23,513             50,353             44,140             60,008
---------------------------------------------------------------------------------------------------------------------------
  Total Electric ..................   3,774,178          3,709,690          3,684,667          3,584,732          3,567,436
Other .............................      60,628             82,458             65,893             58,010             61,657
---------------------------------------------------------------------------------------------------------------------------
  Total ...........................  $3,834,806         $3,792,148         $3,750,560         $3,642,742         $3,629,093
===========================================================================================================================
Sales:  (kWh - millions)
Residential .......................      12,099             12,241             12,005             12,231             11,988
Commercial ........................      12,091             12,012             11,737             11,649(b)          10,304
Industrial ........................       6,801              6,820              6,842              6,729(b)           7,572
Other Utilities ...................       8,034              8,032              8,718              9,123              9,046
Streetlighting and Railroads ......         318                319                316                314                307
Non-Franchised Sales ..............         241                 50                 --                 --                 --
---------------------------------------------------------------------------------------------------------------------------
  Total ...........................      39,584             39,474             39,618             40,046             39,217
===========================================================================================================================
Customers:  (average)
Residential .......................   1,535,134          1,532,015          1,526,127          1,513,987          1,503,182
Commercial ........................     159,350            157,347            156,652            154,703(b)         155,487
Industrial ........................       7,804              7,792              7,861              7,813(b)           6,272
Other .............................       3,929              3,916              3,878              3,818              3,793
---------------------------------------------------------------------------------------------------------------------------
  Total ...........................   1,706,217          1,701,070          1,694,518          1,680,321          1,668,734
===========================================================================================================================
Average Annual Use
  per Residential Customer (kWh) ..       7,898              8,005              7,880(c)           8,152              7,987
===========================================================================================================================
Average Annual Bill
  per Residential Customer ........  $   978.72         $   980.19         $   964.88(c)      $   953.23         $   923.32
===========================================================================================================================
Average Revenue per kWh:
Residential .......................       12.39(cents)       12.27(cents)       12.24(cents)       11.69(cents)       11.56(cents)
Commercial ........................       10.47              10.38              10.49              10.08              10.12
Industrial ........................        8.25               8.30               8.52               8.32               8.58
===========================================================================================================================

(a) Effective January 1, 1994, the accounting for unbilled revenues was revised to report unbilled revenues by customer class.
(b) Effective January 1, 1994, approximately 1,300 customers previously classified as commercial customers were reclassified to industrial customers.
(c) Effective January 1, 1996, the amounts shown reflect billed and unbilled sales. 1995 has been restated to reflect this change.


                                       Northeast Utilities 1997 Annual Report 53

Northeast Utilities System Officers*
--------------------------------------------------------------------------------
As of February 24, 1998

Chairman, President and Chief Executive Officer

Michael G. Morris


Group Presidents

Bruce D. Kenyon
Nuclear Group

Hugh C. MacKenzie
Retail Business Group


Executive Vice Presidents

Ted C. Feigenbaum
Nuclear Group

John H. Forsgren
Chief Financial Officer


Senior Vice Presidents

Cheryl W. Grise
Chief Administrative Officer

Robert P. Wax
Secretary and General Counsel


Vice Presidents

David B. Amerine
Nuclear Engineering and Support

David H. Boguslawski
Energy Delivery

Michael H. Brothers
Nuclear Operations

Gregory B. Butler
Governmental Affairs

Ronald G. Chevalier
Fossil/Hydro Engineering and Operations

David M. Goebel+
Nuclear Oversight

Barry Ilberman
Human Resources and General Services

John B. Keane
Treasurer

Mary Jo Keating
Corporate Communications

Keith R. Marvin
Chief Information Officer

John T. Muro
Retail Marketing

John W. Noyes
Business Strategy

John J. Roman
Controller

Frank C. Rothen
Nuclear Work Services

Frank P. Sabatino
Wholesale Marketing

Lisa J. Thibdaue
Rates, Regulatory Affairs and Compliance

Dennis E. Welch
Environmental, Safety and Ethics

Roger C. Zaklukiewicz
Transmission and Distribution


Other Officer

Bruce L. Drawbridge
Director of Services -- NAESCO


Electric Operating Company Officers

William T. Frain, Jr.
President and Chief Operating Officer -- PSNH

Robert G. Abair
Vice President and Chief Administrative Officer -- WMECO

Robert J. Kost
Vice President-Western Region -- CL&P

Kerry J. Kuhlman
Vice President-Central Region -- CL&P

Gary A. Long
Vice President-Customer Service and Economic Development -- PSNH

Paul E. Ramsey
Vice President-Customer Operations -- PSNH

Richard L. Tower
Vice President-Eastern Region -- CL&P


Assistant Controllers

Deborah L. Canyock
Management Information and Budgeting Services

Lori A. Mahler
Accounting Services

Michael J. Mahoney
Rate Regulation


Assistant Treasurers

Robert C. Aronson
Treasury Operations

David R. McHale
Finance


Assistant Secretaries and Clerks

Theresa Hopkins Allsop
Robert A. Bersak -- PSNH
O. Kay Comendul
Thomas V. Foley, Clerk -- HWP
Patricia A. Wood, Clerk -- WMECO
Margaret L. Morton


HEC Inc., Officers

Thomas W. Philbin
President

H. Donald Burbank
Vice President -- Customer Service

David S. Dayton
Vice President

Linda A. Jensen
Vice President -- Finance, Treasurer and Clerk

James B. Redden
Vice President -- Operations

* All officers shown are for Northeast Utilities Service Company, unless otherwise indicated.

+   Mr. Goebel resigned from the company effective March 12, 1998.


54 Northeast Utilities 1997 Annual Report

Northeast Utilities Officers and Trustees
--------------------------------------------------------------------------------
As of February 24, 1998

Officers

Michael G. Morris
Chairman of the Board, President and Chief Executive Officer

Bruce D. Kenyon
President -- Nuclear Group

Hugh C. MacKenzie
President -- Retail Business Group

John H. Forsgren
Executive Vice President and Chief Financial Officer

Robert P. Wax
Senior Vice President Secretary and General Counsel

John B. Keane
Vice President and Treasurer

John J. Roman
Vice President and Controller

Theresa Hopkins Allsop
Assistant Secretary

O. Kay Comendul
Assistant Secretary

Robert C. Aronson
Assistant Treasurer -- Treasury Operations

David R. McHale
Assistant Treasurer -- Finance


Trustees

Cotton Mather Cleveland (B, C, D, G)
President
Mather Associates
(a firm specializing in human resources and organizational development)

William F. Conway (A,G)
President
William F. Conway & Associates, Inc.
(a managing consulting firm to the nuclear power industry)

John F. Curley (B, F)
Private Investor

E. Gail de Planque (A, E, G)
Former Commissioner United States Nuclear Regulatory Commission

Elizabeth T. Kennan (A, B, D, E, F)
President Emeritus
Mount Holyoke College

Michael G. Morris (E, F)
Chairman of the Board, President and Chief Executive Officer Northeast Utilities

William J. Pape II (B, C, G)
Publisher
Waterbury Republican-American
(newspaper)

Robert E. Patricelli (B, F)
Chairman, President and Chief Executive Officer
Women's Health USA, Inc.
(provides women's health care services)

John F. Swope (A, C, E)
Attorney

John F. Turner (A, C, D, G)
President and Chief Executive Officer
The Conservation Fund
(a national nonprofit organization dedicated to land and water conservation and economic development)

A - Audit Committee
B - Compensation Committee
C - Corporate Affairs Committee
D - Corporate Governance Committee
E - Executive Committee
F - Finance Committee
G - Nuclear Committee


                                       Northeast Utilities 1997 Annual Report 55

Shareholder Information
--------------------------------------------------------------------------------

Shareholders

As of January 31, 1998, there were 98,923 common shareholders of record of Northeast Utilities holding an aggregate of 136,849,710 common shares.

Common Share Information

The common shares of Northeast Utilities are listed on the New York Stock Exchange. The ticker symbol is "NU," although it is frequently presented as "Noeast Util" and/or "NE Util," in various financial publications. The high and low sales prices and dividends paid for the past two years, by quarters, are shown in the chart below.

                                         Quarterly Dividend
Year   Quarter         High       Low        Per Share
-----------------------------------------------------------
1997   First         $14 1/4     $7 5/8       $0.25
       Second          9 7/8      7 3/4        0.00
       Third          10 3/16     9            0.00
       Fourth         13 15/16    9 1/2        0.00

1996   First          $25 1/4    $19          $0.44
       Second          20 1/4     11 7/8       0.44
       Third           13 3/8     11 1/2       0.25
       Fourth          13 1/2      9 1/2       0.25

Dividend Reinvestment Plan

The company has a Dividend Reinvestment Plan under which common shareholders may purchase additional common shares.

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

Transfer Agents and Registrars

Northeast Utilities Service Company
Shareholder Services
P.O. Box 5006
Hartford, Connecticut 06102-5006

State Street Bank and Trust Company
Corporate Stock Transfer Department
P.O. Box 8200
Boston, Massachusetts 02266-8200

Annual Meeting

The Annual Meeting of Shareholders of Northeast Utilities will be held at 10:30 a.m. on May 12, 1998, at the Wayfarer Inn, Bedford, New Hampshire.

Form 10-K

Northeast Utilities will provide shareholders a copy of its 1997 Annual Report to the Securities and Exchange Commission on Form 10-K, including the financial statements and schedules thereto, without charge, upon receipt of a written request sent to:

Theresa Hopkins Allsop
Assistant Secretary
Northeast Utilities
P.O. Box 270
Hartford, Connecticut 06141-0270

--------------------------------------------------------------------------------
Northeast Utilities is the parent company of the NU system (collectively referred to as NU). NU is among the 25 largest electric utility systems in the country and the largest in New England, with about 9,015 employees serving approximately 1.7 million customers in Connecticut, New Hampshire and western Massachusetts.

Current NU subsidiaries are listed below:

Electric Operating Subsidiaries

The Connecticut Light and Power Company
Holyoke Water Power Company
Public Service Company of New Hampshire
Western Massachusetts Electric Company
North Atlantic Energy Corporation

Nonutility Subsidiaries

Charter Oak Energy, Inc.
(independent power production)
HEC Inc.
(energy management)
Mode 1 Communications, Inc.
(telecommunications)
Select Energy, Inc.
(diversification activities)

Support Subsidiaries

North Atlantic Energy Service Corporation
(Seabrook nuclear operations)
Northeast Nuclear Energy Company
(Millstone nuclear operations)
Northeast Utilities Service Company
(systemwide service)

Realty Subsidiaries

The Quinnehtuk Company
The Rocky River Realty Company
--------------------------------------------------------------------------------


56 Northeast Utilities 1997 Annual Report