Form 10-K, Exhibit 13
period 1997-12-31
NORTHEAST UTILITIES SYSTEM; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1998-03-19
CIK 72741, 23426, 106170, 315256, 880416

1997 Annual Report

            The Connecticut Light and Power Company and Subsidiaries

                                     Index


Contents                                                                Page


Consolidated Balance Sheets.......................................       2-3

Consolidated Statements of Income.................................         4

Consolidated Statements of Cash Flows.............................         5

Consolidated Statements of Common Stockholder's Equity............         6

Notes to Consolidated Financial Statements........................         7

Report of Independent Public Accountants..........................        41

Management's Discussion and Analysis of Financial
  Condition and Results of Operations.............................        42

Selected Financial Data...........................................        54

Statements of Quarterly Financial Data............................        54

Statistics........................................................        55

Preferred Stockholder and Bondholder Information..................    Back Cover






                                   PART I.  FINANCIAL INFORMATION

THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS


-----------------------------------------------------------------------------------------
At December 31,                                                   1997           1996
-----------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
ASSETS
------

Utility Plant, at original cost:
  Electric (Note 1H).......................................  $  6,411,018   $  6,283,736

     Less: Accumulated provision for depreciation..........     2,902,673      2,665,519
                                                             -------------  -------------
                                                                3,508,345      3,618,217
  Construction work in progress............................        93,692         95,873
  Nuclear fuel, net........................................       135,076        133,050
                                                             -------------  -------------
      Total net utility plant..............................     3,737,113      3,847,140
                                                             -------------  -------------

Other Property and Investments:
  Nuclear decommissioning trusts, at market................       369,162        296,960
  Investments in regional nuclear generating
   companies, at equity....................................        58,061         56,925
  Other, at cost...........................................        66,625         16,565
                                                             -------------  -------------
                                                                  493,848        370,450
                                                             -------------  -------------
Current Assets:
  Cash.....................................................           459            404
  Notes receivable from affiliated companies...............          -           109,050
  Investments in securitizable assets (Note 10)............       205,625           -
  Receivables, less accumulated provision for
    uncollectible accounts of $300,000 in 1997
    and of $13,240,000 in 1996 (Note 10)...................        50,671        226,112
  Accounts receivable from affiliated companies............         3,150          3,481
  Taxes receivable.........................................        70,311         40,134
  Accrued utility revenues (Note 10).......................          -            78,451
  Fuel, materials and supplies, at average cost............        81,878         79,937
  Recoverable energy costs, net--current portion...........        28,073         25,436
  Prepayments and other....................................        79,632         63,344
                                                             -------------  -------------
                                                                  519,799        626,349
                                                             -------------  -------------
Deferred Charges:
  Regulatory assets (Note 1H)..............................     1,292,818      1,370,781
  Unamortized debt expense.................................        19,286         17,033
  Other....................................................        18,359         12,283
                                                             -------------  -------------
                                                                1,330,463      1,400,097
                                                             -------------  -------------




      Total Assets.........................................  $  6,081,223   $  6,244,036
                                                             =============  =============

The accompanying notes are an integral part of these financial statements.








THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS


----------------------------------------------------------------------------------------
At December 31,                                                  1997           1996
----------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock--$10 par value. Authorized
   24,500,000 shares; outstanding 12,222,930
   shares in 1997 and 1996................................  $    122,229   $    122,229
  Capital surplus, paid in................................       641,333        639,657
  Retained earnings.......................................       385,823        551,410
                                                            -------------  -------------
           Total common stockholder's equity..............     1,149,385      1,313,296
  Cumulative preferred stock--
    $50 par value - authorized 9,000,000 shares;
    outstanding 5,424,000 shares in 1997 and 1996;
    $25 par value - authorized 8,000,000 shares;
    outstanding no shares in 1997 and 1996
   Not subject to mandatory redemption....................       116,200        116,200
   Subject to mandatory redemption........................       151,250        155,000
  Long-term debt..........................................     2,023,316      1,834,405
                                                            -------------  -------------
           Total capitalization...........................     3,440,151      3,418,901
                                                            -------------  -------------
Minority Interest in Consolidated Subsidiary (Note 13)....       100,000        100,000
                                                            -------------  -------------
Obligations Under Capital Leases (Note 2).................        18,042        143,347
                                                            -------------  -------------
Current Liabilities:
  Notes payable to banks..................................        35,000           -
  Notes payable to affiliated company.....................        61,300           -
  Long-term debt and preferred stock--current
   portion................................................        23,761        204,116
  Obligations under capital leases--current
   portion................................................       140,076         12,361
  Accounts payable........................................       124,427        160,945
  Accounts payable to affiliated companies................        92,963         78,481
  Accrued taxes...........................................        33,017         28,707
  Accrued interest........................................        14,650         31,513
  Nuclear compliance (Note 11B)...........................        58,700         50,500
  Other...................................................        23,495         34,433
                                                            -------------  -------------
                                                                 607,389        601,056
                                                            -------------  -------------
Deferred Credits:
  Accumulated deferred income taxes.......................     1,324,066      1,365,641
  Accumulated deferred investment tax credits.............       127,713        135,080
  Deferred contractual obligations (Note 3)...............       348,406        305,627
  Other...................................................       115,456        174,384
                                                            -------------  -------------
                                                               1,915,641      1,980,732
                                                            -------------  -------------
Commitments and Contingencies (Note 11)
           Total Capitalization and Liabilities...........  $  6,081,223   $  6,244,036
                                                            =============  =============

The accompanying notes are an integral part of these financial statements.






THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME



-----------------------------------------------------------------------------------------
For the Years Ended December 31,                          1997        1996        1995
-----------------------------------------------------------------------------------------
                                                           (Thousands of Dollars)

Operating Revenues................................... $2,465,587  $2,397,460  $2,387,069
                                                      ----------- ----------- -----------
Operating Expenses:
  Operation --
     Fuel, purchased and net interchange power.......    977,543     831,079     608,600
     Other...........................................    734,620     778,174     614,382
  Maintenance........................................    355,772     300,005     192,607
  Depreciation.......................................    238,667     247,109     242,496
  Amortization of regulatory assets, net.............     61,648      57,432      54,217
  Federal and state income taxes (Note 8)............    (62,856)    (20,174)    178,346
  Taxes other than income taxes......................    172,592     174,062     172,395
                                                      ----------- ----------- -----------
        Total operating expenses.....................  2,477,986   2,367,687   2,063,043
                                                      ----------- ----------- -----------
Operating (Loss)/Income..............................    (12,399)     29,773     324,026
                                                      ----------- ----------- -----------

Other Income:
  Equity in earnings of regional nuclear
    generating companies.............................      5,672       6,619       6,545
  Other, net.........................................     (1,856)     20,710      14,585
  Minority interest in income of subsidiary (Note 13)     (9,300)     (9,300)     (8,732)
  Income taxes.......................................      7,573         160      (2,978)
                                                      ----------- ----------- -----------
        Other income, net............................      2,089      18,189       9,420
                                                      ----------- ----------- -----------
        (Loss)/Income before interest charges........    (10,310)     47,962     333,446
                                                      ----------- ----------- -----------

Interest Charges:
  Interest on long-term debt.........................    132,127     127,198     124,350
  Other interest.....................................      1,940       1,001       3,880
                                                      ----------- ----------- -----------
        Interest charges, net........................    134,067     128,199     128,230
                                                      ----------- ----------- -----------

Net (Loss)/Income.................................... $ (144,377) $  (80,237) $  205,216
                                                      =========== =========== ===========




The accompanying notes are an integral part of these financial statements.




THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

-----------------------------------------------------------------------------------------------
For the Years Ended December 31,                                   1997       1996       1995
-----------------------------------------------------------------------------------------------
                                                                      (Thousands of Dollars)
Operating Activities:
  Net(Loss)/Income............................................ $(144,377) $ (80,237) $ 205,216
  Adjustments to reconcile to net cash
   from operating activities:
    Depreciation..............................................   238,667    247,109    242,496
    Deferred income taxes and investment tax credits, net.....   (13,821)   (60,773)    49,520
    Deferred nuclear plants return, net of amortization.......      (281)     7,746     95,559
    Amortization of deferred demand-side-management costs, net    38,029     26,941       (937)
    Recoverable energy costs, net of amortization.............    (9,533)   (35,567)   (16,169)
    Amortization of deferred cogeneration costs, net..........    32,700     25,957    (55,341)
    Deferred nuclear refueling outage, net of amortization ...   (45,333)    45,643    (20,712)
    Other sources of cash.....................................    64,013     75,552     86,956
    Other uses of cash........................................   (50,136)   (23,862)   (53,745)
  Changes in working capital:
    Receivables and accrued utility revenues..................   184,223    (22,378)   (33,032)
    Fuel, materials and supplies..............................    (1,941)   (11,455)    (4,479)
    Accounts payable..........................................   (22,036)    83,951      9,605
    Accrued taxes.............................................     4,310    (23,561)    25,855
    Sale of receivables and accrued utility revenues (Note 10)    70,000        -          -
    Investment in securitizable assets  (Note 10).............  (205,625)       -          -
    Nuclear compliance, net (Note 11B)........................     8,200     50,500        -
    Other working capital (excludes cash).....................   (74,266)    (5,385)    (1,869)
                                                               ---------- ---------- ----------
Net cash flows from operating activities......................    72,793    300,181    528,923
                                                               ---------- ---------- ----------


Financing Activities:
  Issuance of long-term debt..................................   200,000    222,000        -
  Issuance of Monthly Income
   Preferred Securities.......................................       -          -      100,000
  Net increase/(decrease) in short-term debt..................    96,300    (51,750)  (127,000)
  Reacquisitions and retirements of long-term debt............  (204,116)   (14,329)   (10,866)
  Reacquisitions and retirements of preferred stock...........       -          -     (125,000)
  Cash dividends on preferred stock...........................   (15,221)   (15,221)   (21,185)
  Cash dividends on common stock..............................    (5,989)  (138,608)  (164,154)
                                                               ---------- ---------- ----------
Net cash flows from/(used for) financing activities...........    70,974      2,092   (348,205)
                                                               ---------- ---------- ----------
Investment Activities:
  Investment in plant:
    Electric utility plant....................................  (155,550)  (140,086)  (131,858)
    Nuclear fuel..............................................      (702)       553     (1,543)
                                                               ---------- ---------- ----------
  Net cash flows used for investments in plant................  (156,252)  (139,533)  (133,401)
  Investment in NU system money pool..........................   109,050   (109,050)       -
  Investment in nuclear decommissioning trusts................   (45,314)   (50,998)   (47,826)
  Other investment activities, net............................   (51,196)    (2,625)       581
                                                               ---------- ---------- ----------
Net cash flows used for investments...........................  (143,712)  (302,206)  (180,646)
                                                               ---------- ---------- ----------
Net Increase In Cash For The Period...........................        55         67         72
Cash - beginning of period....................................       404        337        265
                                                               ---------- ---------- ----------

Cash - end of period.......................................... $     459  $     404  $     337
                                                               ========== ========== ==========

Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized........................ $ 145,962  $ 114,458  $ 117,074
                                                               ========== ========== ==========
  Income taxes................................................ $ (22,338) $  77,790  $ 137,706
                                                               ========== ========== ==========
Increase in obligations:
  Niantic Bay Fuel Trust and other capital leases............. $   2,815  $   2,855  $  33,537
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






THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY


------------------------------------------------------------------------------------
                                                   Capital    Retained
                                         Common    Surplus,   Earnings
                                         Stock     Paid In       (a)        Total
------------------------------------------------------------------------------------
                                                       (Thousands of Dollars)


Balance at January 1, 1995..........   $122,229   $632,117   $ 765,724   $1,520,070


    Net income for 1995.............                           205,216      205,216
    Cash dividends on preferred
      stock.........................                           (21,185)     (21,185)
    Cash dividends on common stock..                          (164,154)    (164,154)
    Loss on the retirement of
      preferred stock...............                              (125)        (125)
    Capital stock expenses, net.....                 5,864                    5,864
                                       ---------  ---------  ----------  -----------
Balance at December 31, 1995........    122,229    637,981     785,476    1,545,686


    Net loss for 1996...............                           (80,237)     (80,237)
    Cash dividends on preferred
      stock.........................                           (15,221)     (15,221)
    Cash dividends on common stock..                          (138,608)    (138,608)
    Capital stock expenses, net.....                 1,676                    1,676
                                       ---------  ---------  ----------  -----------
Balance at December 31, 1996........    122,229    639,657     551,410    1,313,296


    Net loss for 1997...............                          (144,377)    (144,377)
    Cash dividends on preferred
      stock.........................                           (15,221)     (15,221)
    Cash dividends on common stock..                            (5,989)      (5,989)
    Capital stock expenses, net.....                 1,676                    1,676
                                       ---------  ---------  ----------  -----------
Balance at December 31, 1997........   $122,229   $641,333   $ 385,823   $1,149,385
                                       =========  =========  ==========  ===========



(a) The company has dividend restrictions imposed by its long-term debt agreements. At December 31, 1997, these restrictions totaled approximately $540 million.


The accompanying notes are an integral part of these financial statements.





The Connecticut Light and Power Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STAATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A.  ABOUT THE CONNECTICUT LIGHT AND POWER COMPANY
         The Connecticut Light and Power Company and subsidiaries (the company or CL&P), Western Massachusetts Electric Company (WMECO), Holyoke Water Power Company (HWP), Public Service Company of New Hampshire (PSNH) and North Atlantic Energy Corporation (NAEC) are the operating subsidiaries comprising the Northeast Utilities system (the NU system) and are wholly owned by Northeast Utilities (NU).

         The NU system furnishes franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through CL&P, PSNH, WMECO and HWP. A fifth wholly owned subsidiary, NAEC, sells all of its entitlement to the capacity and output of the Seabrook nuclear power plant (Seabrook) to PSNH. In addition to its franchised retail service, the NU system furnishes firm and other wholesale electric services to various municipalities and other utilities, and participates in limited retail access programs, providing off-system retail electric service. The NU system serves about 30 percent of New England's electric needs and is one of the 25 largest electric utility systems in the country as measured by revenues.

         Other wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing and other services to the NU system companies. Northeast Nuclear Energy Company (NNECO) acts as agent for the NU system companies and other New England utilities in operating the Millstone nuclear generating facilities. North Atlantic Energy Service Corporation (NAESCO) acts as agent for CL&P and NAEC and has operational responsibilities for Seabrook. In addition, CL&P and WMECO each have established a special purpose subsidiary whose business consists of the purchase and resale of receivables.

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

         All transactions among affiliated companies are on a recovery of cost basis which may include amounts representing a return on equity and are subject to approval by various federal and state regulatory agencies.


         For more information on significant subsidiaries of CL&P, see Note 10, "Sale of Customer Receivables and Accrued Utility Revenues," and Note 13, "Minority Interest in Consolidated Subsidiary."

     C.  PUBLIC UTILITY REGULATION
         NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act). NU and its subsidiaries, including CL&P, are subject to the provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. CL&P is subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

         For information regarding proposed changes in the nature of industry regulation, see Note 1H, "Summary of Significant Accounting Policies - Regulatory Accounting and Assets," and Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

     D.  NEW ACCOUNTING STANDARDS
         The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS), SFAS 129, "Disclosure of Information about Capital Structure," in February 1997. SFAS 129 establishes standards for disclosing information about an entity's capital structure. CL&P's current disclosures are consistent with the requirements of SFAS 129.

         During June 1997, the FASB issued SFAS 130, "Reporting Comprehensive Income" and SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 130 establishes standards for the reporting and disclosure of comprehensive income. To date, CL&P has not had material transactions that would be required to be reported as comprehensive income. SFAS 131 determines the standards for reporting and disclosing qualitative and quantitative information about a company's operating segments. This information includes segment profit or loss, certain segment revenue and expense items and segment assets and a reconciliation of these segment disclosures to corresponding amounts in the company's general purpose financial statements. CL&P currently evaluates management performance using a cost-based budget and the information required by SFAS 131 is not available. Therefore, these disclosure requirements are not applicable. Management believes that the implementation of SFAS 130 and SFAS 131 will not have a material impact on CL&P's current disclosures.

         See Note 10, "Sale of Customer Receivables and Accrued Utility Revenues," and Note 11C, "Commitments and Contingencies - Environmental Matters," for information on other newly adopted accounting and reporting standards related to those specific areas.

     E.  INVESTMENTS AND JOINTLY OWNED ELECTRIC UTILITY PLANT
         Regional Nuclear Generating Companies: CL&P owns common stock of four regional nuclear generating companies (Yankee companies). The Yankee companies, with CL&P's ownership interests are:




         Connecticut Yankee Atomic Power Company(CYAPC) ................. 34.5%
         Yankee Atomic Electric Company (YAEC) .......................... 24.5
         Maine Yankee Atomic Power Company (MYAPC) ...................... 12.0
         Vermont Yankee Nuclear Power Corporation (VYNPC) ...............  9.5


         CL&P's investments in the Yankee companies are accounted for on the equity basis due to the company's ability to exercise significant influence over their operating and financial policies.

         CL&P's investments in the Yankee companies at December 31, 1997 are:



                                                         (Thousands of Dollars)

         CYAPC .............................................    $38,358
         YAEC ..............................................      5,128
         MYAPC .............................................      9,449
         VYNPC .............................................      5,126

                                                                $58,061





         Each Yankee company owns a single nuclear generating unit. Under the terms of the contracts with the Yankee companies, the shareholders-sponsors are responsible for their proportionate share of the costs of each unit, including decommissioning. The energy and capacity costs from VYNPC and nuclear decommissioning costs of the Yankee companies that have been shut down are billed as purchased power to CL&P.

         The electricity produced by the Vermont Yankee nuclear generating facility (VY) is committed substantially on the basis of ownership interests and is billed pursuant to contractual agreements. YAEC's, CYAPC's and MYAPC's nuclear power plants were shut down permanently on February 26, 1992, December 4, 1996, and August 6, 1997, respectively. Under ownership agreements with the Yankee companies, CL&P may be asked to provide direct or indirect financial support for one or more of the companies. For more information on the Yankee companies, see Note 3, "Nuclear Decommissioning," and Note 11F, "Commitments and Contingencies
         - Long-Term Contractual Arrangements."

         Millstone 1: CL&P has an 81.0 percent joint ownership interest in Millstone 1, a 660-megawatt (MW) nuclear generating unit. As of December 31, 1997 and 1996, plant-in-service included approximately $387.7 million and $384.5 million, respectively, and the accumulated provision for depreciation included approximately $172.0 million and $159.4 million, respectively, for CL&P's share of Millstone 1. CL&P's share of Millstone 1 expenses is included in the corresponding operating expenses on the accompanying Consolidated Statements of Income.

         Millstone 2: CL&P has an 81.0 percent joint ownership interest in Millstone 2, an 870-MW nuclear generating unit. As of December 31, 1997 and 1996, plant-in-service included approximately $694.7 million and $690.4 million, respectively, and the accumulated provision for depreciation included approximately $249.1 million and $224.1 million, respectively, for CL&P's share of Millstone 2. CL&P's share of Millstone 2 expenses is included in the corresponding operating expenses on the accompanying Consolidated Statements of Income.

         Millstone 3: CL&P has a 52.93 percent joint ownership interest in Millstone 3, a 1,154-MW nuclear generating unit. As of December 31, 1997 and 1996, plant-in-service included approximately $1.9 billion each year and the accumulated provision for depreciation included approximately $552.7 million and $504.1 million, respectively, for CL&P's share of Millstone 3. CL&P's share of Millstone 3 expenses is included in the corresponding operating expenses on the accompanying Consolidated Statements of Income.

         The three Millstone units are out of service. NU hopes to return Millstone 3 to service in the early spring of 1998 and Millstone 2 three to four months after Millstone 3. Millstone 1 has been placed in
         extended maintenance status.   Management is reviewing its options with
         respect to Millstone 1, including restart, early retirement and other
         options.   In a draft ruling issued in February 1998, the Connecticut
         Department of Public Utility Control (DPUC) determined that Millstone 1 was no longer "used and useful" and ordered it removed from rate base.

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

         For more information regarding the DPUC's action, see the MD&A. For more information regarding the Millstone units see Note 3, "Nuclear Decommissioning," and Note 11B, "Commitments and Contingencies - Nuclear Performance."

         Seabrook 1: CL&P has a 4.06 percent joint ownership interest in Seabrook 1, a 1,148-MW nuclear generating unit. As of December 31, 1997 and 1996, plant-in-service included approximately $174.3 million and $173.7 million, respectively, and the accumulated provision for depreciation included approximately $33.9 million and $29.7 million, respectively, for CL&P's share of Seabrook 1. CL&P's share of Seabrook 1 expenses is included in the corresponding operating expenses on the accompanying Consolidated Statements of Income.

     F.  DEPRECIATION
         The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency.

         Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.8 percent in 1997 and 4.0 percent in 1996 and 1995. See Note 3, "Nuclear Decommissioning," for information on nuclear decommissioning.

         CL&P's nonnuclear generating facilities have limited service lives. Plant may be retired in place or dismantled based upon expected future needs, the economics of the closure and environmental concerns. The costs of closure and removal are incremental costs and, for financial reporting purposes, are accrued over the life of the asset as part of depreciation. At December 31, 1997 and 1996, the accumulated provision for depreciation included approximately $45.8 million and $43.0 million, respectively, accrued for the cost of removal, net of salvage for nonnuclear generation property.

     G.  REVENUES
         Other than revenues under fixed-rate agreements negotiated with certain wholesale, commercial and industrial customers and limited retail access programs, utility revenues are based on authorized rates applied to each customer's use of electricity. In general, rates can be changed only through a formal proceeding before the appropriate regulatory commission. Regulatory commissions also have authority over the terms and conditions of nontraditional rate making arrangements. At the end of each accounting period, CL&P accrues an estimate for the amount of energy delivered but unbilled.

         For information on rate proceedings and their potential impact on CL&P, see the MD&A.

     H.  REGULATORY ACCOUNTING AND ASSETS
         The accounting policies of CL&P and the accompanying consolidated financial statements conform to generally accepted accounting principles applicable to rate-regulated enterprises and reflect the effects of the ratemaking process in accordance with SFAS 71, "Accounting for the Effects of Certain Types of Regulation." Assuming a cost-of-service based regulatory structure, regulators may permit incurred costs, normally treated as expenses, to be deferred and recovered through future revenues. Through their actions, regulators also may reduce or eliminate the value of an asset, or create a liability. If any portion of CL&P's operations were no longer subject to the provisions of SFAS 71, as a result of a change in the cost-of-service based regulatory structure or the effects of competition, CL&P would be required to write off all of its related regulatory assets and liabilities unless there is a formal transition plan which provides for the recovery, through established rates, for the collection of approved stranded costs and to maintain the cost-of-service basis for the remaining regulated operations. At the time of transition, CL&P would be required to determine any impairment of the carrying costs of deregulated plant and inventory assets.

         Management anticipates that a restructuring program will be implemented within Connecticut during the next few years. In a restructured environment, CL&P's generation business no longer will be rate regulated on a cost-of-service basis. The majority of CL&P's regulatory assets are related to its generation business.

         The staff of the SEC has had concerns regarding the appropriateness of the utilities' ability to continue application of SFAS 71 for the generation portion of their business in a restructured environment.
         The SEC referred the issue to the Emerging Issues Task Force (EITF) of the FASB which reached a consensus and issued "Deregulation of the Pricing of Electricity - Issues Related to the Application of FASB Statements No. 71 and 101," (EITF 97-4). The EITF concluded: (1) the future recognition of regulatory assets for the portion of the business that no longer qualifies for application of SFAS 71 depends on the regulators' treatment of the recovery of those costs and other stranded assets from cash flows of other portions of the business still considered to be regulated, and (2) a utility should discontinue the application of SFAS 71 when a legislative and regulatory plan has been enacted, which would include transition plans into a competitive environment, and when the stranded costs which are subject to future rate recovery are determined. EITF 97-4 became effective in August 1997.

         The Connecticut General Assembly is addressing a proposal for electric industry restructuring in the state of Connecticut during 1998. As the terms and conditions to be contained within the restructuring plan cannot be determined at this time, management believes that its use of regulatory accounting remains appropriate.

         CL&P expects that its transmission and distribution business will continue to be rate-regulated on a cost-of-service basis and, accordingly, CL&P will continue to apply SFAS 71 to this portion of its business.

         For further information on CL&P's regulatory environment and the potential impacts of restructuring, see Note 11A, "Commitments and Contingencies - Restructuring and Rate Matters" and the MD&A.

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

         Management continues to believe that it is probable that CL&P will recover its investments in long-lived assets through future revenues. This conclusion may change in the future as the implementation of restructuring plans in the state of Connecticut will generally require the formation of a separate generation entity that will be subject to competitive market conditions. As a result, CL&P will be required to assess the carrying amounts of its long-lived assets in accordance with SFAS 121.


         The components of CL&P's regulatory assets are as follows:

         At December 31,                                    1997         1996
                                                         (Thousands of Dollars)

         Income taxes, net (Note 1I) ................     $709,896   $  753,390
         Recoverable energy costs,
           net (Note 1J) ............................      104,796       97,900
         Deferred demand-side management
           costs (Note 1K) ..........................       52,100       90,129
         Cogeneration costs (Note 1L) ...............       33,505       66,205
         Unrecovered contractual
           obligations (Note 3) .....................      338,406      300,627
         Other ......................................       54,115       62,530


                                                        $1,292,818   $1,370,781



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

         The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, which give rise to the accumulated deferred tax obligation is as follows:



         At December 31,                                    1997         1996
                                                         (Thousands of Dollars)

         Accelerated depreciation and other
           plant-related differences ................   $1,056,690   $1,032,857

         Regulatory assets - income tax
           gross up .................................      304,276      313,420

         Net operating loss carryforwards ...........       (7,670)        -

         Other ......................................      (29,230)      19,364

                                                        $1,324,066   $1,365,641


         At December 31, 1997, CL&P had a state of Connecticut net operating loss carryforward of approximately $131 million which can be used against CL&P and its affiliates' combined Connecticut taxable income and which, if unused, expires in the year 2002.


     J.  RECOVERABLE ENERGY COSTS
         Under the Energy Policy Act of 1992 (Energy Act), CL&P is assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (D&D assessment). The Energy Act requires that regulators treat D&D assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates like any other fuel cost. CL&P is currently recovering these costs through rates. As of December 31, 1997, CL&P's total D&D deferrals were approximately $50.1 million.

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

         At December 31, 1997, CL&P's net recoverable energy costs, excluding current net recoverable energy costs, were approximately $104.8 million.

         For further information on recoverable energy costs, see the MD&A.

     K.  DEMAND-SIDE MANAGEMENT (DSM)
         CL&P's DSM costs are recovered in base rates through a Conservation Adjustment Mechanism. CL&P is allowed to recover DSM costs in excess of costs reflected in base rates over periods ranging from approximately four to ten years.

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

     M.  SPENT NUCLEAR FUEL DISPOSAL COSTS
         Under the Nuclear Waste Policy Act of 1982, CL&P must pay the United States Department of Energy (DOE) for the disposal of spent nuclear fuel and high-level radioactive waste. The DOE is responsible for the selection and development of repositories for, and the disposal of, spent nuclear fuel and high-level radioactive waste. Fees for nuclear fuel burned on or after April 7, 1983, are billed currently to customers and paid to the DOE on a quarterly basis. For nuclear fuel used to generate electricity prior to April 7, 1983 (prior-period fuel), payment must be made prior to the first delivery of spent fuel to the DOE. Until such payment is made, the outstanding balance will continue to accrue interest at the three-month Treasury Bill Yield Rate. At December 31, 1997, fees due to the DOE for the disposal of prior-period fuel were approximately $166.5 million, including interest costs of $99.9 million.

         The DOE was originally scheduled to begin accepting delivery of spent fuel in 1998. However, delays in identifying a permanent storage site have continually postponed plans for the DOE's long-term storage and
         disposal site.   Extended delays or a default by the DOE could lead
         to consideration of costly alternatives. The company has primary responsibility for the interim storage of its spent nuclear fuel. Current capability to store spent fuel at Millstone 1 and 2 are estimated to be adequate until 2004 and at Seabrook until 2010. Storage facilities for Millstone 3 are expected to be adequate for the projected life of the unit. Meeting spent fuel storage requirements beyond these periods could require new and separate storage facilities, the costs for which have not been determined.

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

     N.  MARKET RISK-MANAGEMENT POLICIES
         CL&P utilizes market risk-management instruments, including swaps, collars, puts and calls, to hedge well-defined risks associated with changes in fuel prices. To qualify for hedge treatment, the underlying hedged item must expose CL&P to risks associated with market fluctuations and the market-risk management instrument used must be designated as a hedge and must reduce the company's exposure to market fluctuations throughout the period.

         Amounts receivable or payable under fuel-price management instruments are recognized in operating revenues when realized. CL&P does not use market risk-management instruments for speculative purposes. For further information, see Note 12, "Market Risk Management."

2.   LEASES

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

     CL&P has also entered into lease agreements, some of which are capital leases, for the use of data processing and office equipment, vehicles, gas turbines, nuclear control room simulators and office space. The provisions of these lease agreements generally provide for renewal options. The following rental payments have been charged to expense:

          Year                Capital Leases      Operating Leases


          1997................  $10,457,000         $19,749,000
          1996................   17,993,000          22,032,000
          1995................   56,307,000          23,793,000


     Interest included in capital lease rental payments was $9,948,000 in 1997, $10,144,000 in 1996 and $10,587,000 in 1995.


     Future minimum rental payments, excluding executory costs such as property taxes, state use taxes, insurance and maintenance, under long-term noncancelable leases as of December 31, 1997, are:

          Year                Capital Leases      Operating Leases
                                     (Thousands of Dollars)

          1998................     $142,500           $  22,700
          1999................        2,900              21,300
          2000................        2,900              19,900
          2001................        2,900              14,400
          2002................        3,000               6,200
          After 2002..........       54,300              22,800


          Future minimum lease
            payments..........      208,500            $107,300



          Less amount
            representing
            interest..........       50,400


          Present value of
            future minimum
            lease payments....     $158,100



     Rocky River Reality Company (RRR) provides real estate support services, including the leasing of properties and facilities, used by NU system companies, including CL&P. During 1997, RRR repurchased certain notes that were secured by real estate leases between RRR as lessor and NUSCO as lessee. The repayment of these notes triggered the acceleration of rent and CL&P was subsequently billed by NUSCO and paid its proportionate share of the accelerated lease obligation. At December 31, 1997, CL&P has recorded long-term prepaid rent of approximately $11.1 million. This asset is being amortized on a straight line basis and will be fully amortized in 2017.

3.   NUCLEAR DECOMMISSIONING

     Millstone and Seabrook: CL&P's nuclear power plants have service lives that are expected to end during the years 2010 through 2026. Upon retirement, these units must be decommissioned. Current decommissioning studies concluded that complete and immediate dismantlement at retirement continues to be the most viable and economic method of decommissioning the three Millstone units and Seabrook 1. Decommissioning studies are reviewed and updated periodically to reflect changes in decommissioning requirements, costs, technology and inflation.

     The estimated cost of decommissioning CL&P's ownership share of Millstone 1 and 2, in year-end 1997 dollars, is $390.9 million and $350.2 million, respectively. CL&P's ownership share of the estimated cost of decommissioning Millstone 3 and Seabrook 1 in year-end 1997 dollars, is $294.0 million and $19.2 million, respectively. The Millstone units and Seabrook 1 decommissioning costs will be increased annually by their respective escalation rates. Nuclear decommissioning costs are accrued over the expected service life of the units and are included in depreciation expense on the Consolidated Statements of Income. Nuclear decommissioning costs amounted to $37.8 million each year in 1997 and 1996 and $30.5 million in 1995. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation on the Consolidated Balance Sheets. At December 31, 1997 and 1996, the balance in the accumulated reserve for depreciation amounted to $407.3 million and $329.1 million, respectively.

     CL&P has established external decommissioning trusts through a trustee for its portion of the costs of decommissioning Millstone 1, 2 and 3. CL&P's portion of the cost of decommissioning Seabrook 1 is paid to an independent decommissioning financing fund managed by the state of New Hampshire. Funding of the estimated decommissioning costs assumes levelized collections for the Millstone units and escalated collections for Seabrook 1 and after-tax earnings on the Millstone and Seabrook decommissioning funds of approximately 5.5 percent and 6.5 percent, respectively.

     As of December 31, 1997, CL&P has collected through rates $277.9 million toward the future decommissioning costs of its share of the Millstone units, of which $240.3 million has been transferred to external decommissioning trusts. As of December 31, 1997, CL&P has paid approximately $2.9 million into Seabrook 1's decommissioning financing fund. Earnings on the decommissioning trusts and financing fund increase the decommissioning trust and the accumulated reserve for depreciation. Unrealized gains and losses associated with the decommissioning trusts and financing fund also impact the balance of the trusts and the accumulated reserve for depreciation.

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

     Yankee Companies: VYNPC owns and operates a nuclear generating unit with a service life that is expected to end in 2012. CL&P's ownership share of estimated costs, in year-end 1997 dollars, of decommissioning this unit is $48.0 million.

     On August 6, 1997, the board of directors of MYAPC voted unanimously to cease permanently the production of power at its nuclear generating facility (MY). The NU system companies had relied on MY for approximately one percent of their capacity. During November 1997, MYAPC filed an amendment to its power contracts clarifying the obligations of its purchasing utilities following the decision to cease power production. During January 1998, the FERC accepted the amendments and proposed rates, subject to refund. At December 31, 1997, the remaining estimated obligation, including decommissioning, amounted to approximately $867.2 million, of which CL&P's share was approximately $104.0 million.

     On December 4, 1996, the board of directors of CYAPC voted unanimously to cease permanently the production of power at its nuclear generating plant (CY). During 1996, the NU system companies had relied on CY for approximately three percent of their capacity. During late December 1996, CYAPC filed an amendment to its power contracts clarifying the obligations of its purchasing utilities following the decision to cease power production. On February 27, 1997, the FERC approved an order for hearing which, among other things, accepted CYAPC's contract amendment. The new rates became effective March 1, 1997, subject to refund. At December 31, 1997, the remaining estimated obligation, including decommissioning, amounted to $619.9 million, of which CL&P's share was approximately
     $213.8 million.

     YAEC is in the process of decommissioning its nuclear facility.
     At December 31, 1997, the estimated remaining costs, including decommissioning, amounted to $124.4 million, of which CL&P's share was approximately $30.5 million.

     Under the terms of the contracts with MYAPC, CYAPC and YAEC, the shareholder-sponsor companies, including CL&P, are responsible for their proportionate share of the costs of the units, including decommissioning. Management expects that CL&P will continue to be allowed to recover these costs from its customers. Accordingly, CL&P has recognized these costs as regulatory assets with corresponding obligations.

     Proposed Accounting: The staff of the SEC has questioned certain current accounting practices of the electric utility industry, including CL&P, regarding the recognition, measurement and classification of decommissioning costs for nuclear generating units in the financial statements. In response to these questions, the FASB has agreed to review the accounting for closure and removal costs, including decommissioning.
     If current electric utility industry accounting practices for nuclear power plant decommissioning are changed, the annual provision for decommissioning could increase relative to 1997, and the estimated cost for decommissioning could be recorded as a liability (rather than as accumulated depreciation), with recognition of an increase in the cost of the related nuclear power plant. Management believes that CL&P will continue to be allowed to recover decommissioning costs through rates.

4.   SHORT-TERM DEBT

     Limits: The amount of short-term borrowings that may be incurred by CL&P is subject to periodic approval by either the SEC under the 1935 Act or by the DPUC. SEC authorization allowed CL&P, as of January 1, 1998, to incur total short-term borrowings up to a maximum of $375 million.

     Credit Agreements: In May 1997, because of the potential for NU and CL&P to violate their various financial ratio tests, NU amended the three-year revolving credit agreement (Credit Agreement) with a group of 12 banks. Under the amended Credit Agreement, CL&P and WMECO are able to borrow, subject to the availability of first mortgage bond collateral, up to $313.75 million and $150 million, respectively. At December 31, 1997, CL&P and WMECO have issued first mortgage bonds to enable borrowings under this facility up to a maximum of $225 million and $90 million, respectively. NU, which cannot issue first mortgage bonds, will be able to borrow up to $50 million if NU consolidated, CL&P and WMECO each meet certain interest coverage tests for two consecutive quarters. In addition, CL&P and WMECO each must meet certain minimum quarterly financial ratios to access the Credit Agreement. Both CL&P and WMECO satisfied these tests for the quarter ending December 31, 1997. The overall limit for all of the borrowing system companies under the entire Credit Agreement is $313.75 million. The companies are obligated to pay a facility fee of .50 percent per annum of each bank's total commitment under this Credit Agreement which will expire in November 1999. At December 31, 1997 and 1996, there were $50 million and $27.5 million, respectively, in borrowings under this Credit Agreement. Of these amounts, CL&P had $35 million borrowed in 1997 and nothing borrowed in 1996.

     In addition to the Credit Agreement, NU, CL&P, WMECO, HWP and RRR have various revolving credit lines through separate bilateral credit agreements. Under this facility, four banks maintain commitments to the respective companies totaling $56.25 million. NU, CL&P and WMECO may borrow up to the aggregate $56.25 million, whereas HWP and RRR may borrow up to their SEC or board authorized short-term debt limit of $5 million and $22 million, respectively. Under the terms of this facility, the companies are obligated to pay a facility fee of .15 percent per annum of each bank's
     total commitment.  These commitments will expire in December  1998.   At
     December 31, 1997 and 1996, there were no borrowings and $11.3 million in borrowings, respectively, under this facility, all of which had been borrowed by other NU system companies.

     Under the credit facilities discussed above, CL&P may borrow funds on a short-term revolving basis under its agreement, using either fixed-rate loans or standby loans. Fixed rates are set using competitive bidding. Standby loans are based upon several alternative variable rates. The weighted average annual interest rate on CL&P's notes payable to banks outstanding on December 31, 1997 was 6.95 percent. CL&P had no borrowings under these facilities at December 31, 1996.

     Money Pool: Certain subsidiaries of NU, including CL&P, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily Federal Funds rate. Borrowings based on loans from NU parent, however, bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 1997, CL&P had $61.3 million of borrowings outstanding from the Pool. At December 31, 1996, CL&P had no borrowings outstanding from the Pool. The interest rate on borrowings from the Pool on December 31, 1997 was 5.8 percent.

     Maturities of short-term debt obligations were for periods of three months or less. For further information on short-term debt, including the ability to access these agreements, see the MD&A.


5.   PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION

     Details of preferred stock not subject to mandatory redemption are:

                        December 31,   Shares
                            1997     Outstanding
                         Redemption  December 31,          December 31,
Description                Price        1997       1997       996      1995
                                                      (Thousands of Dollars)

$1.90  Series of 1947.... $52.50      163,912   $  8,196   $  8,196  $  8,196
$2.00  Series of 1947....  54.00      336,088     16,804     16,804    16,804
$2.04  Series of 1949....  52.00      100,000      5,000      5,000     5,000
$2.06  Series E of 1954..  51.00      200,000     10,000     10,000    10,000
$2.09  Series F of 1955..  51.00      100,000      5,000      5,000     5,000
$2.20  Series of 1949....  52.50      200,000     10,000     10,000    10,000
$3.24  Series G of 1968..  51.84      300,000     15,000     15,000    15,000
 3.90% Series of 1949....  50.50      160,000      8,000      8,000     8,000
 4.50% Series of 1956....  50.75      104,000      5,200      5,200     5,200
 4.50% Series of 1963....  50.50      160,000      8,000      8,000     8,000
 4.96% Series of 1958....  50.50      100,000      5,000      5,000     5,000
 5.28% Series of 1967....  51.43      200,000     10,000     10,000    10,000
 6.56% Series of 1968....  51.44      200,000     10,000     10,000    10,000

Total preferred stock
  not subject to
  mandatory redemption...                       $116,200   $116,200  $116,200


     All or any part of each outstanding series of such preferred stock may be redeemed by CL&P at any time at established redemption prices plus accrued dividends to the date of redemption.

6.   PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION

     Details of preferred stock subject to mandatory redemption are:

                        December 31,    Shares
                            1997      Outstanding
                         Redemption   December 31,           December 31,
Description                Price*        1997        1997       1996      1995
                                                       (Thousands of Dollars)

7.23%  Series of 1992...  $52.41      1,500,000  $ 75,000   $ 75,000   $ 75,000
5.30%  Series of 1993...   51.00      1,600,000    80,000     80,000     80,000

                                                  155,000    155,000    155,000

Less preferred stock
  to be redeemed
  within one year.......                 75,000     3,750       -         -

Total preferred stock
  subject to mandatory
  redemption............                         $151,250   $155,000   $155,000


*Each of these series is subject to certain refunding limitations for the first five years after they were issued. Redemption prices reduce in future years.

The following table details redemption and sinking fund activity for preferred stock subject to mandatory redemption:

                                 Minimum
                                  Annual
                               Sinking-Fund              Shares Reacquired
Series                         Requirement           1997       1996      1995
                          (Thousand of Dollars)
9.00%  Series of 1989            $ -                  -          -    3,000,000
7.23%  Series of 1992  (1)        3,750               -          -         -
5.30%  Series of 1993  (2)       16,000               -          -         -


(1)  Sinking fund requirements commence September 1, 1998.
(2)  Sinking fund requirements commence October 1, 1999.

     The minimum sinking-fund provisions of the series subject to mandatory redemption, for the years 1998 through 2002, aggregate approximately $3.8 million in 1998, and $19.8 million for 1999 through 2002. There were no minimum sinking-fund provisions in 1997. In case of default on sinking-fund payments, no payments may be made on any junior stock by way of dividends or otherwise (other than in shares of junior stock) so long as the default continues. If CL&P is in arrears in the payment of dividends on any outstanding shares of preferred stock, CL&P would be prohibited from redeeming or purchasing less than all of the preferred stock outstanding. All or part of each of the series named above may be redeemed by CL&P at any time at established redemption prices plus accrued dividends to the date of redemption, subject to certain refunding limitations.

7.   LONG-TERM DEBT

     Details of long-term debt outstanding are:
                                                      December 31,

                                                   1997         1996
                                                (Thousands of Dollars)
     First Mortgage Bonds:

     7 5/8%   Series UU   due 1997........... $     -       $  193,288
     6 1/2%   Series T    due 1998...........     20,000        20,000
     7 1/4%   Series VV   due 1999...........     99,000        99,000
     5 1/2%   Series A    due 1999...........    140,000       140,000
     5 3/4%   Series XX   due 2000...........    200,000       200,000
     7 7/8%   Series A    due 2001...........    160,000       160,000
     7 3/4%   Series C    due 2002...........    200,000          -
     6 1/8%   Series B    due 2004...........    140,000       140,000
     7 3/8%   Series TT   due 2019...........     20,000        20,000
     7 1/2%   Series YY   due 2023...........    100,000       100,000
     8 1/2%   Series C    due 2024...........    115,000       115,000
     7 7/8%   Series D    due 2024...........    140,000       140,000
     7 3/8%   Series ZZ   due 2025...........    125,000       125,000

              Total First Mortgage Bonds.....  1,459,000     1,452,288

     Pollution Control Notes:
       Variable rate, due 2016-2022..........     46,400        46,400
       Variable tax exempt, due 2028-2031....    377,500       377,500
     Fees and interest due for spent
       fuel disposal costs (Note 1M).........    166,458       157,968
     Other...................................         86        10,915
     Less amounts due within one year........     20,011       204,116
     Unamortized premium and discount, net...     (6,117)       (6,550)

       Long-term debt, net................... $2,023,316    $1,834,405



     Long-term debt and cash sinking-fund requirements on debt outstanding at December 31, 1997 for the years 1998 through 2002 are approximately $20.0 million, $239.0 million, $200.0 million, $160.0 million and $200.0 million, respectively. The one-percent sinking- and improvement-fund requirements for CL&P first mortgage bonds are no longer required, as of 1997, as determined by a majority of bondholders.

     All or any part of each outstanding series of first mortgage bonds may be redeemed by CL&P at any time at established redemption prices plus accrued interest to the date of redemption, except certain series which are subject to certain refunding limitations during their respective initial five-year redemption periods.

     Essentially all of CL&P's utility plant is subject to the lien of its first mortgage bond indenture. As of December 31, 1997 and 1996, CL&P has secured $315.5 million of pollution control notes with second mortgage liens on Millstone 1, junior to the lien of its first mortgage bond indenture. The average effective interest rate on the variable-rate pollution control notes ranged from 3.6 percent to 3.7 percent for 1997 and from 3.4 percent to 3.6 percent for 1996.

     CL&P has $62 million of tax-exempt Pollution Control Revenue Bonds with a bond insurance and liquidity facility secured by First Mortgage Bonds.

8.   INCOME TAX EXPENSE

     The components of the federal and state income tax provisions (credited)/ charged to operations are:


     For the Years Ended December 31,                1997       1996      1995
                                                      (Thousands of Dollars)

     Current income taxes:
       Federal...............................    $(53,339)   $ 30,650  $ 93,906
       State.................................      (3,270)      9,789    37,898

         Total current.......................     (56,609)     40,439   131,804


     Deferred income taxes, net:
       Federal...............................       5,862    (38,680)    52,075
       State.................................     (12,316)   (14,726)     5,085

         Total deferred......................      (6,454)   (53,406)    57,160
     Investment tax credits, net.............      (7,366)    (7,367)    (7,640)

         Total income tax
         (credit)/expense....................    $(70,429)  $(20,334)  $181,324



     The components of total income tax expense are classified as follows:

     Income taxes charged to
       operating expenses....................    $(62,856)  $(20,174)  $178,346
     Other income taxes......................      (7,573)      (160)     2,978

     Total income tax
     (credit)/expense........................    $(70,429)  $(20,334)  $181,324




     Deferred income taxes are comprised of the tax effects of temporary differences as follows:

     For the Years Ended December 31,                1997       1996      1995
                                                      (Thousands of Dollars)
     Depreciation, leased nuclear fuel,
       settlement credits and
       disposal costs........................    $  11,991   $  3,981   $44,278
     Energy adjustment clauses...............      (14,039)    (1,654)   23,302
     Demand-side management..................      (12,408)   (17,099)    1,310
     Nuclear plant deferrals.................       14,007    (18,861)   (8,055)
     Bond redemptions........................       (1,339)    (1,789)   (2,255)
     Contractual settlements.................        1,754      2,513    (9,496)
     Nuclear compliance reserves.............       (4,759)   (21,131)     -
     Pension accruals........................        6,524      2,944     5,382
     State net operating loss
       carryforwards.........................       (7,670)      -         -
     Other...................................         (515)    (2,310)    2,694

     Deferred income taxes, net..............     $ (6,454)  $(53,406)  $57,160



     A reconciliation between income tax expense and the expected tax expense at the applicable statutory rate is as follows:


     For the Years Ended December 31,                1997       1996      1995
                                                      (Thousands of Dollars)

     Expected federal income tax at
       35 percent of pretax income...........     $(75,182)  $(35,931) $135,289
     Tax effect of differences:
       State income taxes, net of
         federal benefit.....................       (9,516)    (3,209)   27,939
       Depreciation..........................       19,701     21,313    23,517
       Deferred nuclear plants return........          (30)      (444)   (1,639)
       Amortization of
         regulatory assets ..................        3,901      8,601    20,218
       Property tax..........................         -          -         (159)
       Investment tax credit
         amortization........................       (7,366)    (7,367)   (7,640)
       Adjustment for prior years'
         taxes...............................          (10)      -      (10,442)
       Other, net............................       (1,927)    (3,297)   (5,759)

     Total income tax
       (credits)/expense.....................     $(70,429)  $(20,334) $181,324




9.   EMPLOYEE BENEFITS

     A.   PENSION BENEFITS

          The NU system's subsidiaries participate in a uniform noncontributory defined benefit retirement plan covering all regular NU system employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment. CL&P's direct portion of the NU system's pension credit, part of which was credited to utility plant, approximated $22.5 million in 1997, $8.8 million in 1996 and $10.4 million in 1995. The company's pension (credit)/costs for 1997, 1996 and 1995 included approximately $(949) thousand, $2.8 million and $0.1 million, respectively, related to workforce reduction programs.

          Currently, CL&P annually funds an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets. Pension assets are invested primarily in domestic and international equity securities and bonds.

          The components of net pension credit for CL&P are:

          For the Years Ended December 31,           1997       1996      1995
                                                      (Thousands of Dollars)

          Service cost.......................     $  7,888   $ 11,896  $  7,543
          Interest cost......................       37,939     37,226    37,110
          Return on plan assets..............     (148,830)  (103,248) (138,582)
          Net amortization...................       80,507     45,300    83,516

          Net pension credit.................     $(22,496)  $ (8,826) $(10,413)



          For calculating pension cost, the following assumptions were used:

          For the Years Ended December 31,            1997      1996      1995


          Discount rate......................         7.75%     7.50%     8.25%
          Expected long-term
            rate of return...................         9.25      8.75      8.50
          Compensation/progression
            rate.............................         4.75      4.75      5.00



          The following table represents the plan's funded status reconciled to the Consolidated Balance Sheets:



          At December 31,                                1997           1996
                                                        (Thousands of Dollars)
          Accumulated benefit obligation,
            including vested benefits at
            December 31, 1997 and 1996 of
            $(420,499,000) and $(405,340,000),
            respectively......................       $(451,802)      $(434,473)

          Projected benefit obligation........       $(531,564)      $(514,989)

          Market value of plan assets.........         846,366         736,448

          Market value in excess of projected
            benefit obligation................         314,802         221,459
          Unrecognized transition amount......          (6,445)         (7,365)
          Unrecognized prior service costs....           3,524           3,818
          Unrecognized net gain...............        (269,560)       (198,088)

          Prepaid pension asset...............       $  42,321       $  19,824


          The following actuarial assumptions were used in calculating the plan's year-end funded status:



          At December 31,                                1997           1996


          Discount rate.......................           7.25%          7.75%
          Compensation/progression rate.......           4.25           4.75


     B.  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

         The NU system's subsidiaries provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees (referred to as SFAS 106 benefits). These benefits are available for employees retiring from the NU system who have met specified service requirements. For current employees and certain retirees, the total SFAS 106 benefit is limited to two times the 1993 per-retiree health care cost. The SFAS 106 obligation has been calculated based on this assumption. CL&P's direct portion of SFAS 106 costs, part of which were deferred or charged to utility plant, approximated $12.8 million in 1997, $17.9 million in 1996 and $20.7 million in 1995.

         During 1997 and 1996, CL&P funded SFAS 106 postretirement costs through external trusts. CL&P is funding, on an annual basis, amounts that have been rate-recovered and which also are tax deductible under the Internal Revenue Code. The trust assets are invested primarily in equity securities and bonds.


         The components of health care and life insurance cost are:



         For the Years Ended December 31,             1997      1996     1995
                                                       (Thousands of Dollars)

         Service cost ........................      $ 1,692   $ 2,270   $ 2,248
         Interest cost .......................        9,152    10,211    11,510
         Return on plan assets ...............       (7,755)   (2,904)   (1,015)
         Amortization of unrecognized
           transition obligation .............        7,344     7,344     7,344
         Other amortization, net .............        2,370       956       602

         Net health care and life
           insurance cost ....................      $12,803   $17,877   $20,689




         For calculating SFAS 106 benefit costs, the following assumptions were used:




         For the Years Ended December 31,             1997      1996      1995


         Discount rate .......................        7.75%     7.50%     8.00%
         Long-term rate of return -
           Health assets, net of tax .........        6.00      5.25      5.00
           Life assets .......................        9.25      8.75      8.50


         The following table represents the plan's funded status reconciled to the Consolidated Balance Sheets:


         At December 31,                                 1997           1996
                                                       (Thousands of Dollars)
         Accumulated postretirement
           benefit obligation of:
          Retirees ...........................       $(102,282)     $(109,299)
          Fully eligible active employees ....            (219)          (165)
          Active employees not eligible
            to retire ........................         (24,075)       (27,913)
         Total accumulated postretirement
           benefit obligation ................        (126,576)      (137,377)

         Market value of plan assets .........          46,055         38,783

         Accumulated postretirement benefit
           obligation in excess of
           plan assets .......................         (80,521)       (98,594)

         Unrecognized transition amount ......         110,162        117,506

         Unrecognized net gain ...............         (29,641)       (18,912)


         Accrued postretirement benefit
           liability .........................        $   -         $    -



         The following actuarial assumptions were used in calculating the plan's year-end funded status:



         At December 31,                                 1997           1996


         Discount rate .......................           7.25%          7.75%
         Health care cost trend rate (a) .....           5.76           7.23


         (a) The annual growth in per capita cost of covered health care benefits was assumed to decrease to 4.40 percent by 2001.

         The effect of increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997, by $7.3 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $563 thousand. The trust holding the health plan assets is subject to federal income taxes at a 39.6 percent tax rate. CL&P currently is recovering SFAS 106 costs through rates.

10.  SALE OF CUSTOMER RECEIVABLES AND ACCRUED UTILITY REVENUES

     During 1996, CL&P entered into an agreement to sell up to $200 million of undivided ownership interests in eligible customer receivables and accrued utility revenues (receivables).

     The FASB issued SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," in June 1996. SFAS 125 became effective on January 1, 1997, and establishes, in part, criteria for concluding whether a transfer of financial assets in exchange for consideration should be accounted for as a sale or as a secured borrowing. During October 1997, CL&P restructured its sales agreement to comply with the conditions of SFAS 125 and account for transactions occurring under this program as sales of assets. CL&P has established a special purpose, wholly owned subsidiary whose business consists of the purchase and resale of receivables. For receivables sold, CL&P has retained collection responsibilities as agent for the purchaser under CL&P's agreement. As collections reduce previously sold receivables, new receivables may be sold. At December 31, 1997, approximately $70 million of receivables had been sold to a third-party purchaser by CL&P through the use of CL&P's special purpose, wholly owned subsidiary, CL&P
     Receivables Corporation (CRC). All receivables transferred to CRC are assets owned by CRC and are not available to pay CL&P's creditors.

     For CRC's sales agreement with its third-party purchaser, the receivables are sold with limited recourse. CRC's sales agreement provides for a formula-based loss reserve in which additional receivables may be assigned to the third-party purchaser for costs such as bad debt. The third-party purchaser absorbs the excess amount in the event that actual loss experience exceeds the loss reserve. At December 31, 1997, approximately $7.2 million of assets had been designated as collateral by CRC. This amount represents the formula-based amount of credit exposure at December 31, 1997. Historical losses for bad debt for CL&P have been substantially less.

     CL&P's accounts receivable program could be terminated if its senior secured debt is downgraded two more steps from its current ratings.

     Concentrations of credit risk to the purchaser under the company's agreement with respect to the receivables are limited due to CL&P's diverse customer base within its service territory.

     For additional information on the accounts receivable program and CL&P's ability to utilize this program, see the MD&A.

11.  COMMITMENTS AND CONTINGENCIES

     A.  RESTRUCTURING AND RATE MATTERS
         Although CL&P continues to operate under cost-of-service based regulation, legislative restructuring initiatives during 1997 and 1998 in its jurisdiction has created some uncertainty with respect to future rates and the recovery of strandable investments and certain future costs such as purchase power obligations. Management is unable to predict the ultimate outcome of restructuring initiatives, however, it continues to believe that it is probable that CL&P will fully recover its prudently incurred costs, including regulatory assets and strandable investments based on the general nature of public utility cost-of-service regulation.

         For further information on restructuring, see Note 1H, "Summary of Significant Accounting Policies - Regulatory Accounting and Assets," and the MD&A.

         The DPUC is required to review a utility's rates every four years if there had not been a rate proceeding during such period. The DPUC has conducted such a review. For information regarding this review and other rate matters, see the MD&A.

         For information regarding the FERC rate proceedings for CYAPC and MYAPC, see Note 3, "Nuclear Decommissioning."

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

         Subsequent to its January 31, 1996 announcement that Millstone had been placed on its watch list, the NRC stated that the units cannot return to service until independent, third-party verification teams have reviewed the actions taken to improve the design, configuration and employee concerns issues that prompted the NRC to place the units on its watch list. The actual date of the return to service for each of the units is dependent upon the completion of independent inspections and reviews by the NRC and a vote by the NRC commissioners. NU hopes to return Millstone 3 to service in the early spring of 1998 and Millstone 2 three to four months after Millstone 3. Millstone 1 is currently in extended maintenance status.

         In 1997, CL&P's share of nonfuel O&M costs expensed for Millstone totaled $455 million, including $59 million reserved for future restart costs.

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

         Management cannot predict when the NRC will allow any of the Millstone units to return to service and thus cannot precisely estimate the total replacement power costs CL&P will ultimately incur. Replacement power costs incurred by CL&P attributable to the Millstone outages averaged approximately $23 million per month during 1997, and for 1998 are projected to average approximately $7 million per month for Millstone 3, $7 million per month for Millstone 2 and $5 million per month for Millstone 1 while the plants remain out of service. CL&P will continue to expense its replacement power costs in 1998.

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

         For information concerning the ability of CL&P to access its borrowing facilities, see the MD&A.

         Litigation: CL&P and WMECO, through NNECO as agent, operate Millstone 3 at cost, and without profit, under a sharing agreement that obligates them to utilize good utility operating practice and requires the joint owners to share the risk of employee negligence and other risks of operation and maintenance pro-rata in accordance with their ownership shares. This agreement also provides that CL&P and WMECO would be liable only for damages to the non-NU owners for a deliberate violation of the agreement pursuant to authorized corporate action.

         On August 7, 1997, the non-NU owners of Millstone 3 filed demands for arbitration with CL&P and WMECO as well as lawsuits in Massachusetts Superior Court against NU and its current and former trustees. The non-NU owners raise a number of contract, tort and statutory claims arising out of the operation of Millstone 3. The arbitrations and lawsuits seek to recover compensatory damages, punitive damages, treble damages and attorneys' fees. Owners representing approximately two-thirds of the non-NU interests in Millstone 3 claimed compensatory damages in excess of $200 million. In addition, one of the lawsuits seeks to restrain NU from disposing of its shares of the stock of WMECO and HWP, pending the outcome of the lawsuit. Management cannot estimate the potential outcome of these suits but believes there is no legal basis for the claims and intends to defend against them vigorously.
         To date, no reserves have been established for this litigation. At December 31, 1997, the NU system's costs related to this litigation were estimated to be approximately $100 million for incremental O&M costs and approximately $100 million for replacement power costs.
         These costs are likely to increase as long as Millstone 3 remains out of service.

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

         CL&P has recorded a liability based upon currently available information for what it believes are its estimated environmental remediation costs that it expects to incur for waste disposal sites. In most cases, additional future environmental cleanup costs are not reasonably estimable due to a number of factors, including the unknown magnitude of possible contamination, the appropriate remediation methods, the possible effects of future legislation or regulation and the possible effects of technological changes. At December 31, 1997, the net liability recorded by CL&P for its estimated environmental remediation costs, excluding any possible insurance recoveries or recoveries from third parties, amounted to approximately $6.4 million, which management has determined to be the most probable amount within the range of $6.4 million to $16.4 million.

         During 1997, CL&P adopted Statement of Position 96-1, "Environmental Remediation Liabilities" (SOP). The principal objective of the SOP is to improve the manner in which existing authoritative accounting literature is applied by entities to specific situations of recognizing, measuring and disclosing environmental remediation liabilities. The adoption of the SOP resulted in an increase of approximately $395 thousand to CL&P's environmental reserve in 1997.

         CL&P cannot estimate the potential liability for future claims, including environmental remediation costs, that may be brought against it. However, considering known facts, existing laws and regulatory practices, management does not believe the matters disclosed above will have a material effect on CL&P's financial position or future results of operations.

     D.  NUCLEAR INSURANCE CONTINGENCIES
         Under certain circumstances, in the event of a nuclear incident at one of the nuclear facilities in the country covered by the federal government's third-party liability indemnification program, an owner of a nuclear unit could be assessed in proportion to its ownership interest in each of its nuclear units up to $75.5 million. Payments of this assessment would be limited to $10.0 million in any one year per nuclear incident based upon the owner's pro rata ownership interest in each of its nuclear units. In addition, the owner would be subject to an additional five percent or $3.8 million, in proportion to its ownership interests in each of its nuclear units, if the sum of all claims and costs from any one nuclear incident exceeds the maximum amount of financial protection. Based upon its ownership interests in Millstone 1, 2 and 3 and in Seabrook 1, CL&P's maximum liability, including any additional assessments, would be $173.6 million per incident, of which payments would be limited to $21.9 million per year. In addition, through power purchase contracts with MYAPC, VYNPC, and CYAPC, CL&P would be responsible for up to an additional $44.4 million per incident, of which payments would be limited to $5.6 million per year.

         Insurance has been purchased to cover the primary cost of repair, replacement or decontamination of utility property resulting from insured occurrences. CL&P is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessment against CL&P with respect to losses arising during the current policy year is approximately $11.5 million under the primary property insurance program.

         Insurance has been purchased to cover certain extra costs incurred in obtaining replacement power during prolonged accidental outages and the excess cost of repair, replacement or decontamination or premature decommissioning of utility property resulting from insured occurrences. CL&P is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessments against CL&P with respect to losses arising during current policy years are approximately $9.5 million under the replacement power policies and $15.6 million under the excess property damage, decontamination and decommissioning policies. The cost of a nuclear incident could exceed available insurance proceeds.

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

     E.  CONSTRUCTION PROGRAM
         The construction program is subject to periodic review and revision by management. CL&P currently forecasts construction expenditures of approximately $1.3 billion for the years 1998-2002, including $164.9 million for 1998. In addition, CL&P estimates that nuclear fuel requirements, including nuclear fuel financed through the NBFT, will be approximately $247.7 million for the years 1998-2002, including $37.6 million for 1998. See Note 2, "Leases," for additional information about the financing of nuclear fuel.

     F.  LONG-TERM CONTRACTUAL ARRANGEMENTS
         Yankee Companies:  CL&P, WMECO and PSNH rely on VY for approximately
         1.7 percent of their capacity under long-term contracts. Under the terms of their agreements, the NU system companies pay their ownership (or entitlement) shares of costs which include depreciation, O&M expenses, taxes, the estimated cost of decommissioning and a return on invested capital. These costs are recorded as purchased power expense and are recovered through the company's rates. CL&P's total cost of purchases under contracts with VYNPC amounted to $14.1 million in 1997, $14.8 million in 1996 and $14.7 million in 1995.

         The other Yankee generating facilities, MY, CY and Yankee Rowe, were permanently shutdown as of August 6, 1997, December 4, 1996 and February 26, 1992, respectively. See Note 1E, "Summary of Significant Accounting Policies - Investments and Jointly Owned Electric Utility Plant," for further information on the Yankee companies, and Note 3, "Nuclear Decommissioning," regarding the related decommissioning obligations.

         Nonutility Generators: CL&P has entered into various arrangements for the purchase of capacity and energy from nonutility generators (NUGs). These arrangements have terms from 10 to 30 years, currently expiring in the years 2001 through 2028, and require CL&P to purchase energy at specified prices or formula rates. For the 12-month period ending December 31, 1997, approximately 14 percent of NU system electricity requirements was met by NUGs. CL&P's total cost of purchases under these arrangements amounted to $283.2 million in 1997, $279.5 million
         in 1996 and $282.2 million in 1995.   These costs may be deferred for
         eventual recovery through rates.

         Hydro-Quebec: Along with other New England utilities, CL&P, PSNH, WMECO and HWP have entered into agreements to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. CL&P is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M and capital costs of these facilities.

         Estimated Annual Costs: The estimated annual costs of CL&P's significant long-term contractual arrangements are as follows:


                                1998      1999     2000     2001     2002
                                 (Millions of Dollars)

     VYNPC .............      $ 16.8    $ 16.9   $ 16.2   $ 17.7   $ 18.4
     NUGs  .............       281.0     291.5    290.9    295.5    299.6
     Hydro-Quebec ......        18.5      17.9     17.6     17.1     16.7


     For additional information regarding the recovery of purchased power costs, see Note 1J, "Summary of Significant Accounting Policies - Recoverable Energy Costs."

12.  MARKET RISK MANAGEMENT

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

     The terms of the agreements require CL&P to post cash collateral with its counterparties in the event of negative mark-to-market positions and lowered credit ratings. The amount of the collateral is to be returned to CL&P when the mark-to-market position becomes positive, when CL&P meets specified credit ratings or when an agreement ends and all open positions are properly settled. At December 31, 1997, cash collateral in the amount of $15.4 million was posted under these terms, which is included in other, at cost, on the accompanying Consolidated Balance Sheets.

     These agreements have been made with various financial institutions, each of which is rated "A1" or better by Moody's rating group. CL&P will be exposed to credit risk on its fuel price management instruments if the counterparties fail to perform their obligations. However, management anticipates that the counterparties will be able to fully satisfy their obligations under the agreements.

13.  MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY

     CL&P Capital LP (CL&P LP, a subsidiary of CL&P) had previously issued $100 million of cumulative 9.3 percent Monthly Income Preferred Securities
     (MIPS), Series A. CL&P has the sole ownership interest in CL&P LP, as a general partner, and is the guarantor of the MIPS securities. Subsequent to the MIPS issuance, CL&P LP loaned the proceeds of the MIPS issuance, along with CL&P's $3.1 million capital contribution, back to CL&P in the form of an unsecured debenture. CL&P consolidates CL&P LP for financial reporting purposes. Upon consolidation, the unsecured debenture is eliminated and the MIPS securities are accounted for as minority interests.

14.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

     Cash and nuclear decommissioning trusts: The carrying amounts approximate fair value.

     SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," requires investments in debt and equity securities to be presented at fair value. As a result of this requirement, the investments held in CL&P's nuclear decommissioning trusts were adjusted to market by approximately $49.2 million as of December 31, 1997, and $22.3 million as of December 31, 1996, with corresponding offsets to the accumulated provision for depreciation. The amounts adjusted in 1997 and 1996 represent cumulative gross unrealized holding gains. The cumulative gross unrealized holding losses were immaterial for both 1997 and 1996.

     Preferred stock and long-term debt: The fair value of CL&P's fixed rate securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value.


     The carrying amounts of CL&P's financial instruments and the estimated fair values are as follows:


                                                     Carrying         Fair
     At December 31, 1997                             Amount          Value
                                                     (Thousands of Dollars)

     Preferred stock not subject
       to mandatory redemption................        $  116,200   $   62,889

     Preferred stock subject to
       mandatory redemption...................           155,000      135,600

     Long-term debt -
       First Mortgage Bonds...................         1,459,000    1,435,772

       Other long-term debt...................           590,443      590,443

     MIPS.....................................           100,000      100,760



                                                     Carrying         Fair
     At December 31, 1996                             Amount          Value
                                                     (Thousands of Dollars)


     Preferred stock not subject
       to mandatory redemption................        $  116,200   $  111,845

     Preferred stock subject to
       mandatory redemption...................           155,000      120,900

     Long-term debt -
       First Mortgage Bonds...................         1,452,288    1,410,665

       Other long-term debt...................           592,783      592,783

   MIPS ......................................           100,000      108,520



   The fair values shown above have been reported to meet disclosure requirements and do not purport to represent the amounts at which those obligations would be settled.






To the Board of Directors
   of The Connecticut Light and Power Company:

We have audited the accompanying consolidated balance sheets of The Connecticut Light and Power Company and Subsidiaries (a Connecticut corporation and a wholly owned subsidiary of Northeast Utilities) as of December 31, 1997 and 1996, and the related consolidated statements of income, common stockholder's equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Connecticut Light and Power Company and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.




                                   /s/ ARTHUR ANDERSEN LLP
                                       ARTHUR ANDERSEN LLP




Hartford, Connecticut
February 20, 1998





THE CONNECTICUT LIGHT AND POWER COMPANY


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

FINANCIAL CONDITION

OVERVIEW

The length of the ongoing outages at the three Millstone nuclear plants (Millstone) and the high costs of the recovery efforts weakened CL&P's 1997 net income, balance sheet and cash flows and will continue to have an adverse impact on the company's financial condition until the units are returned to service.

CL&P had a net loss of approximately $144 million in 1997, compared to a net loss of approximately $80 million in 1996. The poorer financial results in 1997 were due primarily to the fact that all three Millstone units were off line for the entire year in 1997 and spending associated with the recovery efforts was significantly higher in 1997 than it was in 1996. Millstone 3 operated for nearly three months in 1996 and Millstone 2 for nearly two months. As a result, the cost of replacing power ordinarily generated by the Millstone units rose by approximately $65 million in 1997. The total operation and maintenance (O&M) costs at Millstone were approximately $133 million higher in 1997.

The higher Millstone costs have caused CL&P to focus closely on maintaining adequate liquidity and reducing nonnuclear O&M costs. In June 1997, CL&P
successfully sold $200 million in first mortgage bonds.   CL&P's access to $225
million of revolving credit lines was renegotiated in the first half of 1997. Also helping to maintain liquidity was the renegotiation in early 1998 of a $100 million credit line used by Niantic Bay Fuel Trust (NBFT) to purchase nuclear fuel for Millstone. Additionally, nonnuclear O&M expenses in 1997 were reduced by about $30 million from 1996. Tight cost controls will continue to be essential in 1998 to CL&P's efforts to meet the financial covenants contained in the $313.75 million revolving credit arrangement available to CL&P and Western Massachusetts Electric Company (WMECO).

In 1998, management expects Millstone-related expenses to fall significantly, assuming Millstone 3 and Millstone 2 are returned to service at dates close to current estimates, although the O&M expenses at Millstone 3 and 2 will be considerably higher than before the station was placed on the Nuclear Regulatory Commission's (NRC's) watch list. The actual level of 1998 nuclear spending at Millstone will depend on when the units return to operation and the cost of restoring them to service. The company hopes to restart Millstone 3, the newest and largest unit at the site, in the early spring of 1998 and Millstone 2 three to four months after Millstone 3. The company cannot restart the Millstone units until it receives formal approval from the NRC. As part of an effort to reduce spending in 1998, Millstone 1 has been placed in extended maintenance status. Management will review its options with respect to Millstone 1 in 1998, including restart, early retirement and other options.

Rate reductions to customers served by CL&P are likely to offset a portion of the benefit of lower Millstone-related costs. On March 1, 1998, CL&P's rates were reduced by approximately 1.4 percent to reflect the removal of Millstone 1 from rates, and additional non cash reductions were made to revenue requirements as a result of an interim rate order issued by the Connecticut Department of Public Utility Control (DPUC). A pending CL&P rate case may result in additional rate adjustments later in 1998. CL&P's revenues could be further reduced if substantial delays in restarting Millstone 3 and Millstone 2 result in a DPUC decision to remove those units from rates.

In addition to focusing on maintaining liquidity, management also must attend to industry restructuring efforts in Connecticut. Restructuring legislation is being considered in the Connecticut legislative session that began in February 1998.

In 1997, CL&P experienced modest economic growth in its retail sales that was offset by the effects of mild winter weather. In 1998, management expects that the Connecticut economy will continue to experience modest growth.


MILLSTONE
OUTAGES

CL&P has an 81-percent ownership interest in Millstone units 1 and 2 and a 52.93-percent ownership interest in Millstone unit 3. Millstone 1, 2 and 3 have been out of service since November 4, 1995, February 21, 1996, and March 30, 1996, respectively.

Subsequent to its January 31, 1996, announcement that Millstone had been placed on its watch list, the NRC has stated that the units cannot return to service until independent, third-party verification teams have reviewed the actions taken to improve the design, configuration and employee concern issues that prompted the NRC to place the units on its watch list. The actual date of the return to service for each of the units is dependent upon the completion of independent inspections, reviews by the NRC and a vote by the NRC Commissioners.

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

In 1997, CL&P's share of nonfuel O&M costs expensed for Millstone totaled approximately $455 million, including $59 million reserved for future restart costs. The 1997 costs are net of $50 million of costs which were reserved in 1996. In 1996, the CL&P's share of nonfuel O&M costs expensed for Millstone totaled approximately $322 million, including $50 million reserved for future restart costs. Management will continue to evaluate the costs to be incurred in 1998 to determine whether adjustments to the existing reserves are required.

CL&P's portion of replacement power costs attributable to the Millstone outages totaled approximately $281 million in 1997 compared to $216 million expensed in 1996. These costs for 1998 are forecasted to average approximately $7 million per month for Millstone 3, $7 million per month for Millstone 2 and $5 million per month for Millstone 1 while the plants are out of service.

CL&P has been, and will continue to be, expensing all of the costs to restart the units including replacement power and nonfuel O&M expenses. See "Rate Matters" for issues related to the recovery of Millstone 1 costs.

NU and its subsidiaries are involved in several class action lawsuits and other litigation in connection with their nuclear operations. See the "Notes to Consolidated Financial Statements," Note 11B, for further information on this litigation.

MILLSTONE 1

Management will review its options with respect to Millstone 1 during 1998. The issues that management will consider in evaluating its options include the costs to restart the unit, the economic benefits of the unit's continued operation and certain Connecticut state law issues. In the CL&P four year rate review proceeding, (discussed in detail under "Rate Matters"), the DPUC noted that CL&P may not be able to recover its remaining investment in Millstone 1 if the DPUC were to determine that the unit had been prematurely shut down due to management imprudence. Additionally, there is a Connecticut statute which may limit CL&P's ability to collect decommissioning charges in the future if Millstone 1 were to be prematurely retired.

CL&P's net unrecovered Millstone 1 plant cost and the unrecovered decommissioning costs at December 31, 1997, were approximately $216 million and $198 million, respectively.

CAPACITY

During 1996 and continuing into 1997, CL&P took measures to improve its capacity position, including obtaining additional generating capacity, improving the availability of CL&P's generating units and improving its transmission capability. During 1997, CL&P spent approximately $48 million to ensure availability of adequate generating capacity in Connecticut, of which $35 million was expensed. In 1998, CL&P does not anticipate the need to take additional measures to ensure adequate generating capacity.

CL&P could incur up to an additional $50 million in 1998 for incremental capacity purchases to meet NEPOOL requirements as a result of the Millstone outages.


LIQUIDITY AND CAPITAL RESOURCES

Cash provided from operations decreased approximately $227 million in 1997, compared to 1996, primarily due to higher cash expenditures related to the Millstone outages, and the pay down in 1997 of the 1996 year end accounts payable balance. The 1996 year end accounts payable balance was relatively high due to costs related to a severe December storm and costs associated with the Millstone outages that had been incurred but not yet paid by the end of 1996. Net cash from financing activities increased approximately $69 million, primarily due to an increase in short-term borrowings and lower cash dividends on common shares, partially offset by higher long-term debt retirements. Cash used for investments decreased approximately $158 million, primarily due to lower investments in the NU system Money Pool, partially offset by higher capital expenditures and an increase in special deposits.

CL&P established facilities in 1996 under which it may sell, from time to time, up to $200 million of its accounts receivable and accrued utility revenues. As of December 31, 1997, CL&P sold approximately $70 million of receivables to third-party purchasers.

NU's, CL&P's and WMECO's three-year revolving credit agreement (Credit Agreement) was amended in May 1997 (the Credit Agreement). Under the
Credit Agreement, CL&P and WMECO are able to borrow up to approximately $225 million and $90 million, respectively, subject to a total borrowing limit of $313.75 million for all three borrowers. NU will be able to borrow up to $50 million when NU, CL&P and WMECO have each maintained a consolidated operating income to consolidated interest expense ratio of at least 2.50 to 1 for two consecutive fiscal quarters. Currently, the companies cannot meet this requirement. At December 31, 1997, CL&P had $35 million outstanding under the Credit Agreement.

Each major subsidiary of NU finances its own needs. Neither CL&P nor WMECO has any financing agreements containing cross defaults based on financial defaults by NU, Public Service Company of New Hampshire (PSNH) or North Atlantic Energy Corporation (NAEC). Nevertheless, it is possible that investors will take negative operating results or regulatory developments for one subsidiary of NU into account when evaluating the other NU subsidiaries. That could, as a practical matter and despite the contractual and legal separations among NU and its subsidiaries, negatively affect the company's access to financial markets.

In December 1997 and January 1998, Moody's Investors Service (Moody's) and Standard & Poor's (S&P), respectively, downgraded the senior secured debt of CL&P, WMECO and NU, as well as the preferred stock of CL&P and WMECO. This was the fourth time Moody's and S&P have downgraded CL&P and WMECO securities since the Millstone units went on the NRC watch list in 1996. All of NU system's securities are rated below investment grade and remain under review for further downgrade. CL&P's accounts receivable program could be terminated if its senior secured debt is downgraded two more steps from its current ratings. Although CL&P does not have any plans to issue debt in the near term, rating agency downgrades generally increase the future cost of borrowing funds because lenders will want to be compensated for increased risk. Additionally, this could affect the terms and ability of the company to extend existing agreements.

CL&P's ability to borrow under the financing arrangements is dependent on the satisfaction of contractual borrowing conditions. The financial covenants that must be satisfied to permit CL&P and WMECO to borrow under the Credit
Agreement are particularly restrictive and become more restrictive throughout 1998. Spending levels in 1998, particularly for the first half of the year while the Millstone units are expected to be out of service, will be constrained to levels intended to assure that the financial covenants in CL&P's and WMECO's Credit Agreement are satisfied. However, there is no assurance that these financial covenants will be met as the system may encounter additional unexpected costs from such areas as storms, reduced revenues from regulatory actions or the effect of weather on sales levels.

If the return to service of Millstone 3 or Millstone 2 is delayed substantially beyond the present restart estimates, if some borrowing facilities become unavailable because of difficulties in meeting borrowing conditions or renegotiating extensions, if the system encounters additional significant costs, or any other significant deviations from management's current assumptions, the currently available borrowing facilities could be insufficient to meet all of CL&P's cash requirements. In those circumstances, management would take even more stringent actions to reduce costs and cash outflows and would attempt to take other actions to obtain additional sources of funds. The availability of these funds would be dependent upon the general market conditions and CL&P's credit and financial condition at that time.

RESTRUCTURING

CL&P continues to operate under cost-of-service based regulation, however, future rates and the recovery of strandable costs are issues that are being considered as part of broad restructuring legislation in the current Connecticut legislative session. Strandable costs are expenditures or commitments that have been made to meet public service obligations with the expectation that they would be recovered from customers in the future. CL&P has had exposure to strandable costs for its investments in high-cost nuclear generating plants, state-mandated purchased power obligations and significant regulatory assets. The company's exposure to strandable investments and purchased power obligations exceeds its shareholder's equity. CL&P's financial strength and resulting ability to compete in a restructured environment will be negatively affected if the company is unable to recover its past investments and commitments. Even if the company is given the opportunity to recover a large portion of its strandable costs, earnings prospects in a restructured environment will be affected in ways which cannot be estimated at this time.

The company is seeking to mitigate the impacts of restructuring by proposing stable, lower rates, while pursuing customer choice options and full recovery of its strandable costs. The company's strategy to recover strandable costs includes efforts to promote state legislation that will authorize the issuance of rate reduction bonds that would refinance these investments and which would be repaid through non-bypassable charges to customers. Management is unable to predict the ultimate outcome of these initiatives which will be subject to regulatory and legislative approvals. Management believes it is entitled to full recovery of its prudently incurred costs, including regulatory assets and other strandable costs. See the "Notes to Consolidated Financial Statements,"
Note 1H, for the potential accounting impacts of restructuring.

RATE MATTERS

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

The DPUC is required to review a utility's rates every four years if there has not been a rate proceeding during such period. In 1997, the DPUC conducted such a review of CL&P's rates, including an analysis of the possibility of removing one or more of the Millstone nuclear units from CL&P's rate base. On December 31, 1997, the DPUC issued its ruling in this matter. The decision did not effect a change in CL&P's rates, but set forth findings and conclusions that could be used to do so in additional proceedings. The most significant conclusion was that Millstone 1 should be removed from CL&P's rate base, which would cause an annual revenue reduction of approximately $30.5 million. The decision stated that the DPUC would open an interim rate case immediately to remove Millstone 1 from CL&P's rates and simultaneously to remove an additional $110.5 million of other expenses from rates related to perceived overearnings. On February 25, 1998, the DPUC issued a decision reducing CL&P's rates by approximately 1.4 percent to reflect the removal of Millstone 1 from rates. This reduction reflects the removal from rates of O&M, depreciation and investment return related to Millstone 1, net of replacement power costs. In addition, the decision requires CL&P to accelerate the amortization of regulatory assets by $110.5 million, which includes the $44 million from the 1996 Settlement.
The interim rate reduction became effective on March 1, 1998.

CL&P also was directed to file a full rate case on June 1, 1998, to address potential overearnings amounting to an additional $150 million in 1998. The effective date of any rate order will be September 28, 1998. In addition, the DPUC has scheduled hearings for April 1, 1998 to determine the status of Millstone 3 and Millstone 2. If the units are not operating by that date, the DPUC will consider their removal from rates. A similar restart status hearing is anticipated for June 1, 1998.

The DPUC also will consider CL&P's analyses of the economic benefits of the continued operation of Millstone 1 and 2 in the context of CL&P's next integrated resource planning proceeding, which begins in April 1998.

NUCLEAR DECOMMISSIONING

CONNECTICUT YANKEE

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

CY has undertaken a number of regulatory filings intended to implement the decommissioning. In late December 1996, CY filed an amendment to its power contracts with the FERC to clarify the obligations of its purchasing utilities following the decision to cease power production. At December 31, 1997, CL&P's share of these obligations was approximately $214 million, including the cost of decommissioning and the recovery of existing assets. Management expects that the company will continue to be allowed to recover such FERC approved costs from its customers. Accordingly, CL&P has recognized its share of the estimated costs as a regulatory asset, with a corresponding obligation, on its balance sheets.

MAINE YANKEE

CL&P has a 12 percent ownership interest in the Maine Yankee (MY) nuclear generating facility. On August 6, 1997, the Board of Directors of Maine Yankee Atomic Power Company (MYAPC) voted unanimously to retire MY. On January 14, 1998, FERC released a draft order on the MYAPC application to amend its power contracts with the owner/purchasers and revise its decommissioning and other charges. FERC has accepted the proposed application for filing and made the amendments and the proposed charges under the contracts effective on January 15, 1998, subject to refund after hearings. At December 31, 1997, CL&P's share of the estimated remaining obligation, including decommissioning, amounted to approximately $104 million. Under the terms of the contracts with MYAPC, the shareholders' sponsor companies, including CL&P, are responsible for their proportionate share of the costs of the unit, including decommissioning. Management expects that CL&P will be allowed to recover these costs from it's customers. Accordingly, CL&P has recognized these costs as a regulatory asset, with a corresponding obligation on its balance sheet.

MILLSTONE AND SEABROOK

CL&P's estimated cost to decommission its shares of the Millstone plants and Seabrook is approximately $1.1 billion in year end 1997 dollars. These costs are being recognized over the lives of the respective units with a portion currently being recovered through rates. As of December 31, 1997, CL&P's share of the market value of the contributions already made to the decommissioning trusts, including their investment returns, was approximately $369 million.

See the "Notes to Consolidated Financial Statements," Note 3, for further information on nuclear decommissioning, including the CL&P's share of costs to decommission the other regional nuclear generating units.

ENVIRONMENTAL MATTERS

CL&P is potentially liable for environmental cleanup costs at a number of sites inside and outside its service territory. To date, the future estimated environmental remediation liability has not been material with respect to the earnings or financial position of CL&P. At December 31, 1997, CL&P had recorded an environmental reserve of approximately $6.4 million. See the "Notes to Consolidated Financial Statements," Note 11C, for further information on environmental matters.

YEAR 2000 ISSUE

The Year 2000 issue exists because many computer systems and applications currently use two-digit date fields to designate a year. As the change of the century occurs, date-sensitive systems may recognize the year 2000 as 1900, or not recognize it at all. This inability to recognize or properly treat the year 2000 may cause NU's systems to process critical financial and operational information incorrectly. The NU system has assessed and continues to assess the impact of the Year 2000 issue on its operating and reporting systems. The assessment of the nuclear operating systems is continuing and is expected to be completed in the summer of 1998.

The NU system will utilize both internal and external resources to reprogram or replace, and test the software for Year 2000 modifications. The total estimated remaining cost of the Year 2000 project for the NU system is $37 million and is being funded through operating cash flows. This estimate does not include any costs for the replacement or repair of equipment or devices that may be identified during the assessment process. The majority of these costs will be expensed as incurred over the next two years. To date, the NU system has incurred and expensed approximately $4 million related to the assessment of and preliminary efforts in connection with its Year 2000 project.

The costs of the project and the date on which the NU system plans to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third-party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ materially from those plans. If the NU system's remediation plan is not successful, there could be a significant disruption of the company's operations.

RISK-MANAGEMENT INSTRUMENTS

The following discussion about the company's risk-management activities includes forward-looking statements that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

This analysis presents the hypothetical loss in earnings related to the fuel price and interest rate market risks not covered by the risk-management instruments at December 31, 1997. The company uses swaps, collars, puts, and calls to manage the market risk exposures associated with changes in fuel prices and variable interest rates. The company does not use these risk-management instruments for speculative purposes. For more information on CL&P's use of risk management instruments, see the "Notes to Consolidated Financial Statements," Notes 12.

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

At December 31, 1997, CL&P had outstanding agreements with a total notional value of approximately $327 million. The settlement amounts associated with the instruments reduced fuel expense by approximately $7.8 million.

CL&P has had experience using various fuel price risk-management instruments since 1994, most of which have been in the form of fuel price swaps. At December 31, 1997 approximately 30 percent of the unprotected volume was covered by fuel price risk-management instrument (hedge ratio) for 1997. This effectively fixed or bounded the fuel cost and thus eliminated the market price risk for this covered volume of fuel. At December 31, 1997, the company had a hedge ratio of 44 percent for 1998.

At December 31, 1997, the 56 percent uncovered volume of fuel for 1998, as a result of not being hedged, is subject to changes in actual market prices. Therefore, assuming a hypothetical 10 percent increase in the average 1997 price of fuel in 1998, the result would be a negative pre-tax impact on earnings of approximately $12.4 million.

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


RESULTS OF OPERATIONS

                                         Income Statement Variances
                                            (Millions of Dollars)

                                1997 over/(under) 1996   1996 over/(under) 1995


                                 Amount       Percent      Amount      Percent


Operating revenues                $ 68           3%         $ 10         - %
Fuel, purchased and net
  interchange power                146           18          222         37
Other operation                    (44)          (6)         164         27
Maintenance                         56           19          107         56
Amortization of regulatory
  assets, net                        4            7            3          6
Federal and state income
  taxes                            (50)          (a)        (202)        (a)
Other income, net                  (23)          (a)           6         42
Net income                         (64)         (80)        (285)        (a)

(a) Percentage greater than 100

OPERATING REVENUES

Total operating revenues increased in 1997, primarily due to higher fuel recoveries and higher conservation recoveries. Fuel recoveries increased $33 million, primarily due to a higher fuel adjustment clause rate in 1997. Conservation recoveries increased by $17 million primarily due to a 1996 reserve for over-recoveries of demand-side management costs. Retail kilowatt hour sales were essentially unchanged in 1997.

Total operating revenues increased in 1996, primarily due to higher retail sales and regulatory decisions, partially offset by lower fuel recoveries and lower wholesale revenues. Retail sales increased 1.8 percent ($29 million) primarily due to modest economic growth in 1996. Regulatory decisions increased revenues by $15 million primarily due to the mid-1995 retail rate increase, partially offset by 1996 reserves for over-recoveries of demand-side management costs. Fuel recoveries decreased $24 million primarily due to lower average fossil fuel prices. Wholesale revenues decreased $18 million primarily due to higher recognition in 1995 of lump-sum payments for the termination of a long-term contract and capacity sales contracts that expired in 1995.

FUEL, PURCHASED AND NET INTERCHANGE POWER

Fuel, purchased and net interchange power expense increased in 1997, primarily due to replacement power costs associated with the Millstone outages and the expensing in 1997 of replacement power costs incurred in 1996.

Fuel, purchased and net interchange power expense increased in 1996, primarily due to replacement power due to the nuclear outages and the 1996 write-off of the generation utilization adjustment clause (GUAC) balances under the Settlement, partially offset by lower nuclear generation and the timing of the recognition of costs under the company's fuel clauses.

OTHER OPERATION AND MAINTENANCE

Other operation and maintenance expenses increased in 1997, primarily due to higher costs associated with the Millstone restart effort ($133 million, including a net increase of $9 million in reserves for future costs) and higher charges from Maine Yankee ($9 million), partially offset by lower recognition of nuclear refueling outage costs primarily as a result of the 1996 Rate Settlement ($72 million), lower capacity charges from Connecticut Yankee as a result of a property tax refund ($27 million), lower administrative and general expenses ($23 million) primarily due to lower pensions and benefit costs and lower storm expenses.

Other operation and maintenance expenses increased in 1996, primarily due to higher costs associated with the Millstone restart effort ($143 million, including $50 million of reserves for future costs) and 1996 costs to ensure adequate generating capacity ($39 million). In addition, 1996 costs reflect higher storm and reliability expenditures, higher recognition of conservation expenses and higher marketing costs.

AMORTIZATION OF REGULATORY ASSETS, NET
Amortization of regulatory assets, net increased in 1997, primarily due to the completion of cogeneration deferrals in 1996 and increased amortization in 1997, partially offset by the completion of CL&P's Seabrook amortization in 1996.

Amortization of regulatory assets, net increased in 1996, primarily due to lower cogeneration deferrals and the accelerated amortization of regulatory assets as a result of the Settlement, partially offset by the completion of the Millstone 3 phase-in amortization in 1995.

FEDERAL AND STATE INCOME TAXES

Federal and state income taxes decreased in 1997 and 1996, primarily due to lower book taxable income.

OTHER INCOME, NET

Other income, net decreased in 1997, primarily due to costs associated with the accounts receivable facility, nonutility marketing and advertising costs and lower miscellaneous income.

Other income, net increased in 1996, primarily due to higher income on temporary cash investments in 1996.





SELECTED FINANCIAL DATA(a)


                       1997        1996        1995        1994        1993
                                      (Thousands of Dollars)

Operating Revenues.$2,465,587  $2,397,460  $2,387,069  $2,328,052  $2,366,050

Operating (Loss)
  /Income..........   (12,399)     29,773     324,026     286,948     241,655

Net(Loss)/Income...  (144,377)    (80,237)    205,216     198,288     191,449(b)

Cash Dividends on
  Common Stock.....     5,989     138,608     164,154     159,388     160,365

Total Assets....... 6,081,223   6,244,036   6,045,631   6,217,457   6,397,405

Long-Term Debt (c). 2,043,327   2,038,521   1,822,018   1,823,690   2,057,280

Preferred Stock
  Not Subject to
  Mandatory
  Redemption.......   116,200     116,200     116,200     166,200     166,200

Preferred Stock
  Subject to
  Mandatory
  Redemption(c)....   155,000     155,000     155,000     230,000     230,000

Obligations Under
  Capital Leases(c)   158,118     155,708     172,264     175,969     177,418



STATEMENTS OF QUARTERLY FINANCIAL DATA (Unaudited)
                                           Quarter Ended(a)
1997                  March 31     June 30     September 30    December 31
                                   (Thousands of Dollars)

Operating Revenues    $624,908    $ 574,841     $ 627,712     $  638,126

Operating Income/
  (Loss)              $ 23,148    $ (33,587)    $ (15,552)    $   13,592

Net Loss              $ (6,431)   $ (64,089)    $ (50,077)    $  (23,780)


1996

Operating Revenues    $659,355    $ 542,999     $ 599,505     $  595,601

Operating Income/
  (Loss)              $ 59,977    $  15,197     $     593     $  (45,994)

Net Income/(Loss)     $ 32,851    $(10,700)     $ (26,938)    $  (75,450)



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





STATISTICS


         Gross Electric                  Average
         Utility Plant                    Annual
          December 31,                   Use Per       Electric
         (Thousands of   kWh Sales     Residential    Customers    Employees
            Dollars)     (Millions)   Customer (kWh)  (Average)   (December 31)


1997     $6,639,786       26,766          8,526       1,103,309      2,163
1996      6,512,659       26,043          8,639       1,099,340      2,194
1995      6,389,190       26,366          8,506(a)    1,094,527      2,270
1994      6,327,967       26,975          8,775       1,086,400      2,587
1993      6,214,401       26,107          8,519       1,078,925      2,676


(a) Effective January 1, 1996, the amounts shown reflect billed and unbilled sales. 1995 has been restated to reflect this change.