Form 10-K, Exhibit 13
period 1997-12-31
NORTHEAST UTILITIES SYSTEM; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1998-03-19
CIK 72741, 23426, 106170, 315256, 880416

1997 Annual Report

                     Western Massachusetts Electric Company

                                      Index


Contents                                                               Page


Consolidated Balance Sheets.........................................   2-3

Consolidated Statements of Income...................................    4

Consolidated Statements of Cash Flows...............................    5

Consolidated Statements of Common Stockholder's Equity..............    6

Notes to Consolidated Financial Statements..........................    7

Report of Independent Public Accountants............................    38

Management's Discussion and Analysis of Financial
  Condition and Results of Operations...............................    39

Selected Financial Data.............................................    49

Statements of Quarterly Financial Data..............................    49

Statistics..........................................................    50


Preferred Stockholder and Bondholder Information.................... Back Cover





                                 PART I.    FINANCIAL INFORMATION

WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS


----------------------------------------------------------------------------------------
At December 31,                                                   1997          1996
----------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
ASSETS
------
Utility Plant, at original cost:
  Electric (Note 1H).......................................  $  1,284,288   $ 1,257,097

     Less: Accumulated provision for depreciation..........       559,119       503,989
                                                             -------------  ------------
                                                                  725,169       753,108
  Construction work in progress............................        19,038        15,968
  Nuclear fuel, net........................................        30,907        30,296
                                                             -------------  ------------
      Total net utility plant..............................       775,114       799,372
                                                             -------------  ------------

Other Property and Investments:
  Nuclear decommissioning trusts, at market................       102,708        83,611
  Investments in regional nuclear generating
   companies, at equity....................................        15,741        15,448
  Other, at cost...........................................         4,900         4,367
                                                             -------------  ------------
                                                                  123,349       103,426
                                                             -------------  ------------
Current Assets:
  Cash.....................................................           105            67
  Investments in securitizable assets (Note 10)............        25,280          -
  Receivables, less accumulated provision for
    uncollectible accounts of $50,000 in 1997
    and of $2,121,000 in 1996 (Note 10)....................         2,739        40,168
  Accounts receivable from affiliated companies............         3,933         3,525
  Taxes receivable.........................................        10,768         1,778
  Accrued utility revenues (Note 10).......................          -           12,394
  Fuel, materials and supplies, at average cost............         5,860         5,317
  Prepayments and other....................................        14,945        12,262
                                                             -------------  ------------
                                                                   63,630        75,511
                                                             -------------  ------------



Deferred Charges:
  Regulatory assets (Note 1H)..............................       211,377       210,852
  Unamortized debt expense.................................         2,695         1,866
  Other....................................................         2,963           888
                                                             -------------  ------------
                                                                  217,035       213,606
                                                             -------------  ------------



      Total Assets.........................................  $  1,179,128   $ 1,191,915
                                                             =============  ============

The accompanying notes are an integral part of these financial statements.





WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS


---------------------------------------------------------------------------------------
At December 31,                                                  1997          1996
---------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock--$25 par value--authorized and
   outstanding 1,072,471 shares in 1997 and 1996..........  $     26,812   $    26,812
  Capital surplus, paid in................................       151,171       150,911
  Retained earnings.......................................        50,225        97,045
                                                            -------------  ------------
           Total common stockholder's equity..............       228,208       274,768
  Cumulative preferred stock--
    $100 par value-- authorized 1,000,000 shares;
    outstanding 200,000 shares in 1997 and 1996;
    $25 par value--authorized 3,600,000 shares;
    outstanding 840,000 shares in 1997 and 1996
  Preferred stock not subject to mandatory redemption.....        20,000        20,000
  Preferred stock subject to mandatory redemption.........        19,500        21,000
  Long-term debt..........................................       386,849       334,742
                                                            -------------  ------------
           Total capitalization...........................       654,557       650,510
                                                            -------------  ------------
Obligations Under Capital Leases (Note 8).................           217        29,269
                                                            -------------  ------------

Current Liabilities:
  Notes payable to banks..................................        15,000          -
  Notes payable to affiliated company.....................        14,350        47,400
  Long-term debt and preferred stock--current
   portion................................................        11,300        14,700
  Obligations under capital leases--current
   portion................................................        32,670         2,965
  Accounts payable........................................        30,571        26,698
  Accounts payable to affiliated companies................        21,209        20,256
  Accrued taxes...........................................           522         2,659
  Accrued interest........................................         3,318         5,643
  Nuclear compliance (Note 11B)...........................        13,800        11,800
  Other...................................................         2,446         4,754
                                                            -------------  ------------
                                                                 145,186       136,875
                                                            -------------  ------------
Deferred Credits:
  Accumulated deferred income taxes.......................       241,036       245,253
  Accumulated deferred investment tax credits.............        23,364        24,833
  Deferred contractual obligations (Note 2)...............        93,628        84,598
  Other...................................................        21,140        20,577
                                                            -------------  ------------
                                                                 379,168       375,261
                                                            -------------  ------------
Commitments and Contingencies (Note 11)
                                                            -------------  ------------
           Total Capitalization and Liabilities...........  $  1,179,128   $ 1,191,915
                                                            =============  ============

The accompanying notes are an integral part of these financial statements.




WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME



---------------------------------------------------------------------------------
For the Years Ended December 31,                   1997       1996        1995
---------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

Operating Revenues............................. $ 426,447  $ 421,337   $ 420,434
                                                ---------- ----------  ----------
Operating Expenses:
  Operation --
     Fuel, purchased and net interchange power.   140,976    115,691      86,738
     Other.....................................   155,399    148,697     143,000
  Maintenance..................................    81,466     56,201      37,447
  Depreciation.................................    39,753     39,710      37,924
  Amortization of regulatory assets, net.......     6,428      9,170      19,562
  Federal and state income taxes (Note 7)......   (15,926)     5,995      14,060
  Taxes other than income taxes................    19,316     19,850      18,639
                                                ---------- ----------  ----------
        Total operating expenses...............   427,412    395,314     357,370
                                                ---------- ----------  ----------
Operating (Loss)/Income........................      (965)    26,023      63,064
                                                ---------- ----------  ----------

Other Income:
  Equity in earnings of regional nuclear
    generating companies.......................     1,524      1,800       1,771
  Other, net...................................    (1,106)     1,153       1,232
  Income taxes.................................     1,026      1,068         262
                                                ---------- ----------  ----------
        Other income, net......................     1,444      4,021       3,265
                                                ---------- ----------  ----------
        Income before interest charges.........       479     30,044      66,329
                                                ---------- ----------  ----------


Interest Charges:
  Interest on long-term debt...................    26,046     24,094      26,840
  Other interest...............................     3,109      2,028         356
                                                ---------- ----------  ----------
        Interest charges, net..................    29,155     26,122      27,196
                                                ---------- ----------  ----------


Net (Loss)/Income.............................. $ (28,676) $   3,922   $  39,133
                                                ========== ==========  ==========






The accompanying notes are an integral part of these financial statements.


WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                   1997        1996        1995
--------------------------------------------------------------------------------------------------
                                                                      (Thousands of Dollars)
Operating Activities:
  Net (Loss)/Income........................................... $  (28,676) $    3,922  $   39,133
  Adjustments to reconcile to net cash
   from operating activities:
    Depreciation..............................................     39,753      39,710      37,924
    Deferred income taxes and investment tax credits, net.....     (2,040)     (3,439)      3,418
    Deferred Millstone 3 return...............................       -           -          7,146
    Recoverable energy costs, net of amortization.............     (8,184)    (10,517)      1,285
    Amortization of nuclear refueling outage, net of deferrals      8,819       6,188      (8,857)
    Other sources of cash.....................................     27,804      21,248      32,266
    Other uses of cash........................................    (21,215)    (10,270)     (8,039)
  Changes in working capital:
    Receivables and accrued utility revenues..................     29,415      (1,853)     (1,933)
    Fuel, materials and supplies..............................       (543)       (203)       (285)
    Accounts payable..........................................      4,826      20,875     (11,669)
    Sale of receivables and accrued utility revenues (Note 10)     20,000        -           -
    Investment in securitizable assets (Note 10)..............    (25,280)       -           -
    Accrued taxes.............................................     (2,137)       (805)     (3,474)
    Nuclear compliance, net (Note 11B)........................      2,000      11,800        -
    Other working capital (excludes cash).....................    (16,882)     (8,144)      1,256
                                                               ----------- ----------- -----------
Net cash flows from operating activities......................     27,660      68,512      88,171
                                                               ----------- ----------- -----------
Financing Activities:
  Issuance of long-term debt..................................     60,000        -           -
  Net (decrease)/increase in short-term debt..................    (18,050)     23,350      24,050
  Reacquisitions and retirements of long-term debt............    (14,700)       -        (34,550)
  Reacquisitions and retirements of preferred stock...........       -        (36,500)    (15,675)
  Cash dividends on preferred stock...........................     (3,140)     (5,305)     (4,944)
  Cash dividends on common stock..............................    (15,004)    (16,494)    (30,223)
                                                               ----------- ----------- -----------
Net cash flows from/(used for) financing activities...........      9,106     (34,949)    (61,342)
                                                               ----------- ----------- -----------
Investment Activities:
  Investment in plant:
    Electric utility plant....................................    (26,249)    (23,468)    (27,084)
    Nuclear fuel..............................................         (8)        541          75
                                                               ----------- ----------- -----------
  Net cash flows used for investments in plant................    (26,257)    (22,927)    (27,009)
  NU System Money Pool........................................       -           -          8,750
  Investment in nuclear decommissioning trusts................     (9,645)     (9,794)     (8,503)
  Other investment activities, net............................       (826)       (977)         46
                                                               ----------- ----------- -----------
Net cash flows used for investments...........................    (36,728)    (33,698)    (26,716)
                                                               ----------- ----------- -----------
Net Increase/(Decrease) In Cash For The Period................         38        (135)        113
Cash - beginning of period....................................         67         202          89
                                                               ----------- ----------- -----------
Cash - end of period.......................................... $      105  $       67  $      202
                                                               =========== =========== ===========
Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized........................ $   28,711  $   21,725  $   25,551
                                                               =========== =========== ===========

 Income taxes................................................  $   (1,121) $    7,816  $   14,385
                                                               =========== =========== ===========
Increase in obligations:
  Niantic Bay Fuel Trust...................................... $      660  $      669  $    7,851
                                                               =========== =========== ===========

The accompanying notes are an integral part of these financial statements.


WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY


---------------------------------------------------------------------------------------
                                                       Capital     Retained
                                            Common     Surplus,    Earnings
                                             Stock     Paid In       (a)        Total
---------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

Balance at January 1, 1995...............  $26,812    $149,683    $111,586    $288,081

    Net income for 1995..................                           39,133      39,133
    Cash dividends on preferred
      stock..............................                           (4,944)     (4,944)
    Cash dividends on common stock.......                          (30,223)    (30,223)
    Loss on the retirement of preferred
      stock..............................                             (256)       (256)
    Capital stock expenses, net..........                  499                     499
                                           --------   ---------   ---------   ---------
Balance at December 31, 1995.............   26,812     150,182     115,296     292,290

    Net income for 1996..................                            3,922       3,922
    Cash dividends on preferred
      stock..............................                           (5,305)     (5,305)
    Cash dividends on common stock.......                          (16,494)    (16,494)
    Loss on the retirement of preferred
      stock..............................                             (374)       (374)
    Capital stock expenses, net..........                  729                     729
                                           --------   ---------   ---------   ---------
Balance at December 31, 1996.............   26,812     150,911      97,045     274,768

    Net loss for 1997....................                          (28,676)    (28,676)
    Cash dividends on preferred
      stock..............................                           (3,140)     (3,140)
    Cash dividends on common stock.......                          (15,004)    (15,004)
    Capital stock expenses, net..........                  260                     260
                                           --------   ---------   ---------   ---------
Balance at December 31, 1997.............  $26,812    $151,171    $ 50,225    $228,208
                                           ========   =========   =========   =========


(a) The company has dividend restrictions imposed by its long-term debt agreements. At December 31, 1997, these restrictions totaled approximately $21.5 million.


The accompanying notes are an integral part of these financial statements.




Western Massachusetts Electric Company and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   A.  ABOUT WESTERN MASSACHUSETTS ELECTRIC COMPANY
       Western Massachusetts Electric Company and subsidiary (WMECO or the company), The Connecticut Light and Power Company (CL&P), Holyoke Water Power Company (HWP), Public Service Company of New Hampshire (PSNH) and North Atlantic Energy Corporation (NAEC) are the operating subsidiaries comprising the Northeast Utilities system (the NU system) and are wholly owned by Northeast Utilities (NU).

       The NU system furnishes franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through CL&P, PSNH, WMECO and HWP. The fifth wholly owned subsidiary, NAEC, sells all of its entitlement to the capacity and output of the Seabrook nuclear power plant (Seabrook) to PSNH. In addition to its franchised retail service, the NU system furnishes firm and other wholesale electric services to various municipalities and other utilities, and participates in limited retail access programs, providing off-system retail electric service. The NU system serves about 30 percent of New England's electric needs and is one of the 25 largest electric utility systems in the country as measured by revenues.

       Other wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing and other services to the NU system companies. Northeast Nuclear Energy Company (NNECO) acts as agent for the NU system companies and other New England utilities in operating the Millstone nuclear generating facilities. In addition, CL&P and WMECO each have established a special purpose subsidiary whose business consists of the purchase and resale of receivables. For information regarding WMECO's subsidiary, see Note 10, "Sale of Customer Receivables and Accrued Utility Revenues."

   B.  PRESENTATION
       The consolidated financial statements of WMECO include the accounts of its wholly owned subsidiary. Significant intercompany transactions have been eliminated in consolidation.

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

   C.  PUBLIC UTILITY REGULATION
       NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act). NU and its subsidiaries, including WMECO, are subject to the provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering inter-connections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission
       (FERC) and/or the SEC. WMECO is subject to further regulation for rates, accounting, and other matters by the FERC and/or the applicable state regulatory commissions.

       For information regarding proposed changes in the nature of industry regulation, see Note 11A, "Commitments and Contingencies - Restructuring and Rate Matters."

   D.  NEW ACCOUNTING STANDARDS
       The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 129, "Disclosure of Information about Capital Structure." SFAS 129 establishes standards for disclosing information about an entity's capital structure. WMECO's current disclosures are consistent with the requirements of SFAS 129.

       During June 1997, the FASB issued SFAS 130, "Reporting Comprehensive Income" and SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 130 establishes standards for the reporting and disclosure of comprehensive income. To date, WMECO has not had material transactions that would be required to be reported as comprehensive income. SFAS 131 determines the standards for reporting and disclosing qualitative and quantitative information about a company's operating segments. This information includes segment profit or loss, certain segment revenue and expense items and segment assets and a reconciliation of these segment disclosures to corresponding amounts in the company's general purpose financial statements. WMECO currently evaluates management performance using a cost-based budget, and the information required by SFAS 131 is not available. Therefore, these disclosure requirements are not applicable. Management believes that the implementation of SFAS 130 and SFAS 131 will not have a material impact on WMECO's current disclosures.

       See Note 10, "Sale of Customer Receivables and Accrued Utility Revenues," and Note 11C, "Commitments and Contingencies -- Environmental Matters," for information on other newly issued accounting and reporting standards related to those specific areas.

   E.  INVESTMENTS AND JOINTLY OWNED ELECTRIC UTILITY PLANT
       Regional Nuclear Generating Companies: WMECO owns common stock of four regional nuclear generating companies (Yankee companies). WMECO's investments in the Yankee companies are accounted for on the equity basis due to WMECO's ability to exercise significant influence over their operating and financial policies. The Yankee companies, with WMECO's ownership interests, are:


       Connecticut Yankee Atomic Power Company (CYAPC) .................   9.5%
       Yankee Atomic Electric Company (YAEC) ...........................   7.0
       Maine Yankee Atomic Power Company (MYAPC) .......................   3.0
       Vermont Yankee Nuclear Power Corporation (VYNPC) ................   2.5



       WMECO's investments in the Yankee companies at December 31, 1997 are:



                                                         (Thousands of Dollars)

       CYAPC .................................................      $10,552
       YAEC ..................................................        1,465
       MYAPC .................................................        2,370
       VYNPC .................................................        1,354

                                                                    $15,741


       Each Yankee company owns a single nuclear generating unit. Under the terms of the contracts with the Yankee companies, the shareholders-sponsors are responsible for their proportionate share of the costs of each unit, including decommissioning. The energy and capacity costs from VYNPC and nuclear decommissioning costs of the Yankee companies that have been shut down are billed as purchased power to WMECO.

       The electricity produced by the Vermont Yankee nuclear generating facility (VY) is committed substantially on the basis of ownership interests and is billed pursuant to contractual agreements. YAEC's, CYAPC's and MYAPC's nuclear power plants were shut down permanently on February 26, 1992, December 4, 1996, and August 6, 1997, respectively. Under ownership agreements with the Yankee companies, WMECO may be asked to provide direct or indirect financial support for one or more of the companies. For more information on the Yankee companies, see Note 2, "Nuclear Decommissioning," and Note 11F, "Commitments and Contingencies --Long-Term Contractual Arrangements."

       Millstone 1: WMECO has a 19 percent joint-ownership interest in Millstone 1, a 660-megawatt (MW) nuclear generating unit. As of December 31, 1997 and 1996, plant-in-service included approximately $91 million and $90.2 million, respectively, and the accumulated provision for depreciation included approximately $40.1 million and $37.2 million, respectively, for WMECO's share of Millstone 1. WMECO's share of Millstone 1 expenses is included in the corresponding operating expenses on the accompanying Consolidated Statements of Income.

       Millstone 2: WMECO has a 19 percent joint-ownership interest in Millstone 2, a 870-MW nuclear generating unit. As of December 31, 1997 and 1996, plant-in-service included approximately $162.4 million and $161.4 million, respectively, and the accumulated provision for depreciation included approximately $57.6 million and $51.7 million, respectively, for WMECO's share of Millstone 2. WMECO's share of Millstone 2 expenses is included in the corresponding operating expenses on the accompanying Consolidated Statements of Income.

       Millstone 3: WMECO has a 12.24 percent joint-ownership interest in Millstone 3, a 1,154-MW nuclear generating unit. As of December 31, 1997 and 1996, plant-in-service included approximately $378.7 million and $377.7 million, respectively, and the accumulated provision for depreciation included approximately $110.1 million and $99.8 million, respectively, for WMECO's share of Millstone 3. WMECO's share of Millstone 3 expenses is included in the corresponding operating expenses on the accompanying Consolidated Statements of Income.

       The three Millstone units are out of service. NU hopes to return Millstone 3 to service in the early spring of 1998 and Millstone 2 three to four months after Millstone 3. Millstone 1 has been placed in extended maintenance status. Management is reviewing its options with respect to Millstone 1, including restart, early retirement and other options. In a draft ruling issued in February 1998, the Connecticut Department of Public Utility Control (DPUC) determined that Millstone 1 was no longer "used and useful" and ordered it removed from rate base. For more information regarding the Millstone units, see Note 2, "Nuclear Decommissioning," and Note 11B, "Commitments and Contingencies - Nuclear Performance."

   F.  DEPRECIATION
       The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency.

       Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.2 percent in 1997 and 1996 and 3.1 percent in 1995. See Note 2, "Nuclear Decommissioning," for information on nuclear plant decommissioning.

       WMECO's nonnuclear generating facilities have limited service lives. Plant may be retired in place or dismantled based upon expected future needs, the economics of the closure and environmental concerns. The costs of closure and removal are incremental costs and, for financial reporting purposes, are accrued over the life of the asset as part of depreciation. At December 31, 1997 and 1996, the accumulated provision for depreciation included approximately $3.2 million, respectively, accrued for the cost of removal, net of salvage for nonnuclear generation property.

   G.  REVENUES
       Other than revenues under fixed-rate agreements negotiated with certain wholesale, commercial and industrial customers, utility revenues are based on authorized rates applied to each customer's use of electricity. In general, rates can be changed only through a formal proceeding before the appropriate regulatory commission. Regulatory commissions also have authority over the terms and conditions of nontraditional rate making arrangements. At the end of each accounting period, WMECO accrues an estimate for the amount of energy delivered but unbilled.

   H.  REGULATORY ACCOUNTING AND ASSETS
       The accounting policies of WMECO and the accompanying consolidated financial statements conform to generally accepted accounting principles applicable to rate-regulated enterprises and reflect the effects of the ratemaking process in accordance with SFAS 71, "Accounting for the Effects of Certain Types of Regulation." Assuming a cost-of-service based regulatory structure, regulators may permit incurred costs, normally treated as expenses, to be deferred and recovered through future revenues. Through their actions, regulators also may reduce or eliminate the value of an asset, or create a liability. If any portion of WMECO's operations were no longer subject to the provisions of SFAS 71, as a result of a change in the cost-of-service based regulatory structure or the effects of competition, WMECO would be required to write off related regulatory assets and liabilities unless there is a formal transition plan which provides for the recovery, through established rates, for the collection of approved stranded costs and to maintain the cost-of-service basis for the remaining regulated operations. At the time of transition, WMECO would be required to determine any impairment to the carrying costs of deregulated plant and inventory assets.

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

       Electric utility industry restructuring within the state of Massachusetts will be effective March 1, 1998. WMECO has submitted its proposed restructuring plan to the Massachusetts Department of Telecommunications and Energy (DTE), formerly the Massachusetts Department of Public Utilities. If the DTE approves the plan in its current form, WMECO would discontinue the application of SFAS 71. However, the restructuring legislation enacted by the state of Massachusetts specifically provides for future deferrals and the cost recovery of generation-related assets as contemplated under the plan.
       As such, WMECO is not expected to have to write off either its generation-related assets or related regulatory assets. WMECO's generation-related regulatory assets were valued at approximately $188 million at December 31, 1997. The majority of WMECO's regulatory assets are related to its generation business.

       For more information on the WMECO's regulatory environment and the impacts of restructuring, see Note 11A, "Commitments and Contingencies-Restructuring and Rate Matters," and Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

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

       Management continues to believe it is probable that WMECO will recover its investments in long-lived assets through future revenues. This conclusion may change in the future as the implementation of restructuring plans within Massachusetts will generally require the formation of a separate generation entity that will be subject to competitive market conditions. As a result, WMECO will be required to assess the carrying amounts of its long-lived assets in accordance with SFAS 121.

       The components of WMECO's regulatory assets are as follows:


       At December 31,                                      1997         1996
                                                         (Thousands of Dollars)

       Income taxes, net (Note 1I) .....................  $ 63,716     $ 71,519
       Unrecovered contractual obligations
         (Note 2) ......................................    93,628       84,598
       Recoverable energy costs (Note 1J) ..............    26,270       17,510
       Other ...........................................    27,763       37,225

                                                          $211,377     $210,852


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

       The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, which give rise to the accumulated deferred tax obligation is as follows:



       At December 31,                                     1997           1996

                                                         (Thousands of Dollars)

       Accelerated depreciation and
       other plant-related differences ................. $223,038     $218,389

       Regulatory assets - income tax gross up .........   30,175       29,457

       Other ...........................................  (12,177)      (2,593)


                                                         $241,036     $245,253



   J.  RECOVERABLE ENERGY COSTS
       Under the Energy Policy Act of 1992 (Energy Act), WMECO is assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (D&D assessment). The Energy Act requires that regulators treat D&D assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates, like any other fuel cost. WMECO is currently recovering these costs through rates. As of December 31, 1997, WMECO's total D&D deferrals were approximately $11.3 million.

       WMECO has a fuel adjustment clause (FAC) which includes energy costs along with capacity and transmission charges and credits that result from short-term transactions with other utilities and from certain FERC-approved contracts among the NU system's operating companies. The Massachusetts restructuring legislation will effectively eliminate the FAC, effective March 1, 1998.

       On August 20, 1997, WMECO filed with the DTE a joint motion for approval of a settlement agreement with the Massachusetts Attorney General which allowed WMECO to recover approximately $15.3 million of fuel costs for the period September 1997 through February 1998. Under the current FAC rate, WMECO continues to defer significant costs for future recovery.

       At December 31, 1997, WMECO's net recoverable energy costs were approximately $26.3 million, which includes approximately $11.3 million of costs related to WMECO's share of the D&D assessment.

       For additional information regarding recoverable energy costs see the MD&A.

   K.  SPENT NUCLEAR FUEL DISPOSAL COSTS
       Under the Nuclear Waste Policy Act of 1982, WMECO must pay the United States Department of Energy (DOE) for the disposal of spent nuclear fuel and high-level radioactive waste. The DOE is responsible for the selection and development of repositories for, and the disposal of, spent nuclear fuel and high-level radioactive waste. Fees for nuclear fuel burned on or after April 7, 1983, are billed currently to customers and paid to the DOE on a quarterly basis. For nuclear fuel used to generate electricity prior to April 7, 1983 (prior-period fuel), payment must be made prior to the first delivery of spent fuel to the DOE.
       Until such payment is made, the outstanding balance will continue to accrue interest at the three-month Treasury Bill Yield Rate. At December 31, 1997, fees due to the DOE for the disposal of prior-period fuel were approximately $39.0 million, including interest costs of $23.4 million.

       The DOE was originally scheduled to begin accepting delivery of spent fuel in 1998. However, delays in identifying a permanent storage site have continually postponed plans for the DOE's long-term storage and
       disposal site.   Extended delays or a default by the DOE could lead to
       consideration of costly alternatives. The company has primary responsibility for the interim storage of its spent nuclear fuel. Current capability to store spent fuel at Millstone 1 and 2 are estimated to be adequate until 2004. Storage facilities for Millstone 3 are expected to be adequate for the projected life of the unit. Meeting spent fuel storage requirements beyond these periods could require new and separate storage facilities, the costs for which have not been determined.

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



2. NUCLEAR DECOMMISSIONING

   Millstone: WMECO's nuclear power plants have service lives that are expected to end during the years 2010 through 2025. Upon retirement, these units must be decommissioned. Current decommissioning studies concluded that complete and immediate dismantlement at retirement continues to be the most viable and economic method of decommissioning the three Millstone units. Decommissioning studies are reviewed and updated periodically to reflect changes in decommissioning requirements, costs, technology and inflation.

   The estimated cost of decommissioning WMECO's ownership share of Millstone 1, 2 and 3, in year-end 1997 dollars, is $91.7 million, $82.1 million and $67.8 million, respectively. The Millstone units decommissioning costs will be increased annually by their respective escalation rates. Nuclear decommissioning costs are accrued over the expected service life of the units and are included in depreciation expense on the Consolidated Statements of Income. Nuclear decommissioning costs amounted to $6.2 million in 1997 and 1996 and $5.0 million in 1995. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation on the Consolidated Balance Sheets. At December 31, 1997 and 1996, the balance in the accumulated reserve for depreciation amounted to $102.7 million and $83.6 million, respectively.

   WMECO has established external decommissioning trusts through a trustee for its portion of the costs of decommissioning Millstone 1, 2 and 3. Funding of the estimated decommissioning costs assumes levelized collections for the Millstone units and after-tax earnings on the Millstone decommissioning funds of approximately 5.5 percent.

   As of December 31, 1997, WMECO has collected, through rates, $59.7 million toward the future decommissioning costs of its share of the Millstone units, all of which has been transferred to external decommissioning trusts. Earnings on the decommissioning trusts increase the decommissioning trust balance and the accumulated reserve for depreciation. Unrealized gains and losses associated with the decommissioning trusts also impact the balance of the trust and the accumulated reserve for depreciation.

   Changes in requirements or technology, the timing of funding or dismantling, or adoption of a decommissioning method other than immediate dismantlement would change decommissioning cost estimates and the amounts required to be recovered. WMECO attempts to recover sufficient amounts through its allowed rates to cover its expected decommissioning costs. Only the portion of currently estimated total decommissioning costs that has been accepted by regulatory agencies is reflected in rates of WMECO. Based on present estimates and assuming its nuclear units operate to the end of their respective license periods, WMECO expects that the decommissioning trusts will be substantially funded when the units are retired from service.

   Millstone 1 has been placed in extended status while management is reviewing its options with respect to the unit. These include restart, early retirement and other options. Relating to management's consideration of the option to immediately retire Millstone 1 are certain Connecticut state law issues which relate to WMECO as minority owner. In its four-year rate review proceeding, the DPUC noted that CL&P may not be able to obtain its remaining investment in Millstone 1 if it were to determine that the unit had been prematurely shut down due to management imprudence. Additionally, there is a Connecticut statute which may limit CL&P's ability to collect future decommissioning charges related to Millstone 1 if Millstone 1 were to be terminated before the end of its expected life.

   At December 31, 1997, WMECO's net unrecovered Millstone 1 plant costs were $50.9 million and the remaining unrecovered decommissioning costs were approximately $44 million.

   Yankee Companies: VYNPC owns and operates a nuclear generating unit with a service life that is expected to end in 2012. WMECO's ownership share of estimated costs, in year-end 1997 dollars, of decommissioning this unit is $12.6 million.

   On August 6, 1997, the board of directors of MYAPC voted unanimously to cease permanently the production of power at its nuclear generating facility
   (MY). The NU system companies had relied on MY for approximately one percent of their capacity. During November 1997, MYAPC filed an amendment to its power contracts clarifying the obligations of its purchasing utilities following the decision to cease power production. During January 1998, the FERC accepted the amendments and proposed rates, subject to refund. At December 31, 1997, the remaining estimated obligation, including decommissioning, amounted to approximately $867.2 million, of which WMECO's share was approximately $26.0 million.

   On December 4, 1996, the board of directors of CYAPC voted unanimously to cease permanently the production of power at its nuclear generating plant
   (CY). During 1996, the NU system companies had relied on CY for approximately three percent of their capacity. During late December 1996, CYAPC filed an amendment to its power contracts clarifying the obligations of its purchasing utilities following the decision to cease power production. On February 27, 1997, the FERC approved an order for hearing which, among other things, accepted CYAPC's contract amendment. The new rates became effective March 1, 1997, subject to refund. At December 31, 1997, the remaining estimated obligation, including decommissioning, amounted to $619.9 million, of which WMECO's share was approximately $58.9 million.

   YAEC is in the process of decommissioning its nuclear facility. At December 31, 1997, the estimated remaining costs, including decommissioning, amounted to $124.4 million, of which WMECO's share was approximately $8.7 million.

   Under the terms of the contracts with MYAPC, CYAPC and YAEC, the shareholder-sponsor companies, including WMECO, are responsible for their proportionate share of the costs of the units, including decommissioning. Management expects that WMECO will continue to be allowed to recover these costs from its customers. Accordingly, WMECO has recognized these costs as regulatory assets, with corresponding obligations.

   Proposed Accounting: The staff of the SEC has questioned certain current accounting practices of the electric utility industry, including WMECO, regarding the recognition, measurement and classification of decommissioning costs for nuclear generating units in the financial statements. In response to these questions, the FASB has agreed to review the accounting for closure and removal costs, including decommissioning. If current electric utility industry accounting practices for nuclear power plant decommissioning are changed, the annual provision for decommissioning could increase relative to 1997, and the estimated cost for decommissioning could be recorded as a liability (rather than as accumulated depreciation), with recognition of an increase in the cost of the related nuclear power plant. Management believes that WMECO will continue to be allowed to recover decommissioning costs through rates.

3. SHORT-TERM DEBT
   Limits: The amount of short-term debt borrowings that may be incurred by WMECO is subject to periodic approval by either the SEC under the 1935 Act or by the DTE. SEC authorization allowed WMECO, as of January 1, 1998, to incur short-term borrowings up to a maximum of $150 million. In addition, the charter of WMECO contains a provision which restricts the total amount of unsecured debt that it may borrow at any one time. As of January 1, 1998, this charter provision allowed WMECO to incur unsecured borrowings, whether short-term or long-term, up to a maximum of approximately $114 million.

   Credit Agreements: In May 1997, because of the potential for NU and CL&P to violate their various financial ratio tests, NU amended the three-year revolving credit agreement (Credit Agreement) with a group of 12 banks. Under the amended Credit Agreement, CL&P and WMECO are able to borrow, subject to the availability of first mortgage bond collateral, up to $313.75 million and $150 million, respectively. At December 31, 1997, CL&P and WMECO have issued first mortgage bonds to enable borrowings under this facility up to a maximum of $225 million and $90 million, respectively.
   NU, which cannot issue first mortgage bonds, will be able to borrow up to $50 million if NU consolidated, CL&P and WMECO each meet certain interest coverage tests for two consecutive quarters. In addition, CL&P and WMECO each must meet certain minimum quarterly financial ratios to access the Credit Agreement. Both CL&P and WMECO satisfied these tests for the quarter ending December 31, 1997. The overall limit for all of the borrowing system companies under the entire Credit Agreement is $313.75 million. The companies are obligated to pay a facility fee of .50 percent per annum of each bank's total commitment under this Credit Agreement which will expire in November 1999. At December 31, 1997 and 1996, there were $50 million and $27.5 million, respectively, in borrowings under this Credit Agreement. Of these borrowings, $15 million were borrowed by WMECO in 1997 and none were borrowed by WMECO in 1996.

   In addition to the Credit Agreement, NU, CL&P, WMECO, HWP and The Rocky River Realty Company (RRR) have various revolving credit lines through separate bilateral credit agreements. Under this facility, four banks maintain commitments to the respective companies totaling $56.25 million. NU, CL&P and WMECO may borrow up to the aggregate $56.25 million, whereas HWP and RRR may borrow up to their SEC or board authorized short-term debt limit of $5 million and $22 million, respectively. Under the terms of this facility, the companies are obligated to pay a facility fee of .15 percent per annum of each bank's total commitment. These commitments will expire in
   December  1998.   At December 31, 1997 and 1996, there were no borrowings
   and $11.3 million in borrowings, respectively, under this facility.

   Under the credit facilities discussed above, WMECO may borrow funds on a short-term revolving basis under its respective agreements, using either fixed-rate loans or standby loans. Fixed rates are set using competitive bidding. Standby loans are based upon several alternative variable rates. The weighted average annual interest rate on WMECO's notes payable to banks outstanding on December 31, 1997 was 6.95 percent. WMECO had no borrowings under these facilities at December 31, 1996.

   Money Pool: Certain subsidiaries of NU, including WMECO, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily Federal Funds rate. However, borrowings based on loans from NU parent bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 1997 and 1996, WMECO had $14.4 million and $47.4 million, respectively, of borrowings outstanding from the Pool. The interest rate on borrowings from the Pool at December 31, 1997 and 1996 was 5.8 percent and 6.3 percent, respectively.

   Maturities of short-term debt obligations were for periods of three months or less.

   For further information on short-term debt, including the ability to access these agreements, see the MD&A.

4. PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION

   Details of preferred stock not subject to mandatory redemptions are:

                      December 31,    Shares
                         1997       Outstanding
                      Redemption    December 31,           December 31,
   Description         Price           1997          1997      1996      1995

                                                       (Thousands of Dollars)

   7.72% Series B
     of 1971 ...........$103.51      200,000       $20,000    $20,000   $20,000

   1988 Adjustable
     Rate DARTS ........   -            -             -          -       33,500

   Total preferred
     stock not subject
      to mandatory
     redemption ........                           $20,000    $20,000   $53,500


   All or any part of each outstanding series of preferred stock may be redeemed by the company at any time at established redemption prices plus accrued dividends to the date of redemption.


5. PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION

   Details of preferred stock subject to mandatory redemption are:

                        December 31   Shares
                           1997      Outstanding
                         Redemption  December 31,          December 31,
   Description             Price*      1997         1997       1996        1995
                                                       (Thousands of Dollars)

   7.60% Series
     of 1987 ...........   $25.64    840,000       $21,000    $21,000    $24,000

   Less preferred stock to be
    redeemed within one
    year, net of reacquired
    stock ..............              60,000         1,500       -         1,500

   Total preferred stock
    subject to mandatory
    redemption .........                           $19,500    $21,000    $22,500



   *Redemption price reduces in future years.

   The minimum sinking-fund provisions of the 1987 Series subject to mandatory redemption at December 31, 1997, for the years 1998 through 2002 is $1.5 million per year. In case of default on sinking-fund payments, no payments may be made on any junior stock by way of dividends or otherwise (other than in shares of junior stock) so long as the default continues. If the company is in arrears in the payment of dividends on any outstanding shares of preferred stock, the company would be prohibited from redemption or purchase of less than all of the preferred stock outstanding. All or part of the 7.60% Series of 1987 may be redeemed by the company at any time at an established redemption price plus accrued dividends to the date of redemption subject to certain refunding limitations.


6.   LONG-TERM DEBT

     Details of long-term debt outstanding are:
                                                               December 31,
                                                              1997      1996
                                                          (Thousands of Dollars)
     First Mortgage Bonds:

        5 3/4%         Series F, due 1997................. $    -      $ 14,700
        6 3/4%         Series G, due 1998.................     9,800      9,800
        6 1/4%         Series X, due 1999.................    40,000     40,000
        6 7/8%         Series W, due 2000.................    60,000     60,000
        7 3/8%         Series B, due 2001.................    60,000       -
        7 3/4%         Series V, due 2002.................    85,000     85,000
        7 3/4%         Series Y, due 2024.................    50,000     50,000

      Total First Mortgage Bonds..........................   304,800    259,500

      Pollution Control Notes:
       Tax Exempt Variable Series A, due 2028.............    53,800     53,800
      Fees and interest due for spent
        fuel disposal costs (Note 1K).....................    39,045     37,055
      Less:  Amounts due within one year..................     9,800     14,700
      Unamortized premium and discounts, net..............      (996)      (913)
      Long-term debt, net................................. $ 386,849   $334,742


     Long-term debt maturities and cash sinking-fund requirements on debt outstanding at December 31, 1997 for the years 1998 through 2002 are approximately $9.8 million, $40 million, $60 million, $60 million and $85 million, respectively. In addition, there are annual one-percent sinking- and improvement-fund requirements, currently amounting to $1.5 million for 1998 and 1999 and $900 thousand for 2000 through 2002. Such sinking- and improvement-fund requirements may be satisfied by the deposit of cash or bonds by certification of property additions.

     All or any part of each outstanding series of first mortgage bonds may be redeemed by WMECO at any time at established redemption prices plus accrued interest to the date of redemption, except certain series which are subject to certain refunding limitations during their respective initial five-year redemption periods.

     Essentially all of WMECO's utility plant is subject to the lien of its first mortgage bond indenture. As of December 31, 1997 and 1996, WMECO has secured $53.8 million of pollution control notes with second mortgage liens on Millstone 1, junior to the liens of its first mortgage bond indenture. The average effective interest rate on the variable-rate pollution control notes was 3.5 percent for 1997 and 3.3 percent for 1996.


7.   INCOME TAX EXPENSE

     The components of the federal and state income tax provisions (credited)/charged to operations are:


     For the Years Ended December 31,           1997        1996         1995
                                                    (Thousands of Dollars)
      Current income taxes:
        Federal............................  $(14,277)     $7,007      $ 7,419
        State..............................      (635)      1,358        2,961

         Total current....................    (14,912)      8,365       10,380

      Deferred income taxes, net:
        Federal............................      (652)     (1,805)       4,130
        State..............................        81        (165)       1,003

          Total deferred...................      (571)     (1,970)       5,133

      Investment tax credits, net..........    (1,469)     (1,468)      (1,715)

      Total income tax (credit)/
        expense............................  $(16,952)     $4,927      $13,798


     The components of total income tax expense are classified as follows:

      Income taxes charged to
        operating expenses.................  $(15,926)     $5,995      $14,060
      Other income taxes ..................    (1,026)     (1,068)        (262)

      Total income tax (credit)/
        expense............................  $(16,952)     $4,927      $13,798


     Deferred income taxes are comprised of the tax effects of temporary differences as follows:

     For the Years Ended December 31,           1997        1996          1995
                                                  (Thousands of Dollars)
     Depreciation, leased nuclear
       fuel, settlement credits,
       and disposal costs....................$ 1,407      $    32       $9,066
     Energy adjustment clause................  3,115        4,102       (1,549)
     Expenses associated with
       nuclear outages....................... (1,078)      (4,633)        -
     Demand side management..................    321        1,557       (1,184)
     Nuclear plant deferrals................. (3,431)      (2,258)       2,468
     Pension.................................    999          (57)        (482)
     Bond redemptions........................   (535)        (502)        (572)
     Other................................... (1,369)        (211)      (2,614)

     Deferred income taxes, net.............. $ (571)     $(1,970)      $5,133


A reconciliation between income tax expense and the expected tax expense at the applicable statutory rate is as follows:


For the Years Ended December 31,           1997            1996          1995
                                                (Thousands of Dollars)

Expected federal income tax at
  35 percent of pretax income for...... $(15,970)        $2,946        $18,526
Tax effect of differences:
  Depreciation.........................    1,352          2,280          2,173
  Amortization of regulatory assets....    1,916          1,029          1,665
  Investment tax credit amortization...   (1,469)        (1,468)        (1,715)
  State income taxes, net of
    federal benefit....................     (309)           776          2,577
  Adjustment for prior years' taxes....     (967)          -            (7,702)
  Dividends received reduction.........     (408)          (378)          (481)
  Other, net...........................   (1,097)          (258)        (1,245)

Total income tax (credit)/expense...... $(16,952)        $4,927        $13,798



8. LEASES

   WMECO and CL&P may finance up to $400 million of nuclear fuel for Millstone 1 and 2 and their respective shares of the nuclear fuel for Millstone 3 under the Niantic Bay Fuel Trust (NBFT) capital lease agreement which is scheduled to expire July 31, 1998. The NBFT capital lease agreement, which was amended in February 1998, requires CL&P and WMECO to secure their obligation to repay the NBFT with up to $90 million of first mortgage bonds. CL&P and WMECO will issue these bonds by May 1998.

   WMECO and CL&P make quarterly lease payments for the cost of nuclear fuel consumed in the reactors based on a units-of-production method at rates which reflect estimated kilowatt hours of energy provided plus financing costs associated with the fuel in the reactors. Upon permanent discharge from the reactors, ownership of the nuclear fuel transfers to WMECO and CL&P. WMECO has also entered into lease agreements, some of which may be capital leases, for the use of data processing and office equipment, vehicles, nuclear control room simulators and office space. The provisions of these lease agreements generally provide for renewal options. The following rental payments have been charged to expense:

     Year                     Capital Leases   Operating Leases


     1997   ...................  $ 1,820,000    $5,968,000
     1996   ...................    3,598,000     6,410,000
     1995   ...................   12,553,000     6,398,000

   Interest included in capital lease rental payments was $1,820,000 in 1997, $1,858,000 in 1996, and $1,954,000 in 1995.

   Future minimum rental payments, excluding executory costs such as property taxes, state use taxes, insurance and maintenance, under long-term noncancelable leases, as of December 31, 1997, are:

     Year                               Capital Leases        Operating Leases
                                                 (Thousands of Dollars)

     1998...........................       $32,700                 $ 3,700
     1999...........................            36                   3,400
     2000..........................             36                   3,100
     2001...........................            36                   2,800
     2002...........................            36                   2,500
     After 2002.....................            70                  18,600

     Future minimum lease
      payments.....................         32,914                 $34,100

     Less amount
       representing
       interest.....................            14

     Present value of
       future minimum
       lease payments...............       $32,900



9.   EMPLOYEE BENEFITS

     A.   PENSION BENEFITS

          The NU system's subsidiaries participate in a uniform noncontributory defined benefit retirement plan covering all regular NU system employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment. WMECO's direct portion of the NU system's pension credit, part of which was credited to utility plant, approximated $(5.7) million in 1997, $(2.0) million in 1996 and $(2.7) million in 1995. WMECO's pension (credits)/costs for 1997, 1996 and 1995 included approximately $(529) thousand, $1.0 million and $0.0 million, respectively, related to workforce reduction programs.

          Currently, WMECO funds annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets. Pension assets are invested primarily in domestic and international equity securities and bonds.


          The components of net pension credit for WMECO are:

          For the Years Ended December 31,        1997       1996        1995
                                                    (Thousand of Dollars)

          Service cost.......................   $ 1,346    $ 2,932     $ 1,645
          Interest cost......................     7,858      7,786       7,757
          Return on plan assets..............   (31,874)   (22,174)    (29,798)
          Net amortization...................    16,944      9,458      17,669

          Net pension (credit)...............   $(5,726)   $(1,998)    $(2,727)

          For calculating pension cost, the following assumptions were used:

          For the Years Ended December 31,        1997       1996        1995


          Discount rate......................     7.75%      7.50%       8.25%
          Expected long-term rate
            of return........................     9.25       8.75        8.50
          Compensation/progression rate......     4.75       4.75        5.00

          The following table represents the plan's funded status reconciled to the Consolidated Balance Sheets:


          At December 31,                              1997             1996
                                                      (Thousands of Dollars)
          Accumulated benefit obligation,
            including vested benefits at
            December 31, 1997 and 1996 of
            $(87,278,000) and $(85,094,000),
            respectively .......................    $( 93,555)       $( 91,170)

          Projected benefit obligation..........    $(109,536)       $(107,816)
          Market value of plan assets...........      181,028          157,863

          Market value in excess of
            projected benefit obligation........       71,492           50,047
          Unrecognized transition amount........       (1,727)          (1,963)
          Unrecognized prior service costs......        1,142            1,213
          Unrecognized net gain.................      (62,370)         (46,486)

          Prepaid pension asset ................     $  8,537         $  2,811


          The following actuarial assumptions were used in calculating the plan's year-end funded status:


          At December 31,                                    1997         1996

          Discount rate..................................    7.25%        7.75%
          Compensation/progression rate..................    4.25         4.75



     B.   POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

          The NU system's subsidiaries provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees (referred to as SFAS 106 benefits). These benefits are available for employees retiring from the company who have met specified service requirements. For current employees and certain retirees, the total SFAS 106 benefit is limited to two times the 1993 per-retiree health care cost. The SFAS 106 obligation has been calculated based on this assumption. WMECO's direct portion of SFAS 106 benefits, part of which were deferred or charged to utility plant, approximated $2.8 million in 1997, $3.8 million in 1996, and $4.4 million in 1995. WMECO is funding SFAS 106 postretirement costs through external trusts. WMECO is funding, on an annual basis, amounts that have been rate-recovered and which also are tax deductible under the Internal Revenue Code. The trust assets are invested primarily in equity securities and bonds.

          The components of health care and life insurance costs are:



          For the Years Ended December 31,       1997        1996        1995
                                                   (Thousands of Dollars)

          Service cost.......................   $  355    $    490     $   490
          Interest cost......................    2,011       2,236       2,544
          Return on plan assets..............   (2,088)       (883)       (718)
          Amortization of unrecognized
            transition obligation............    1,641       1,641       1,641
          Other amortization, net............      868         353         473
          Net health care and life
            insurance cost...................   $2,787      $3,837      $4,430

          For calculating WMECO's SFAS 106 benefit costs, the following assumptions were used:


          For the Years Ended December 31,        1997        1996        1995


          Discount rate.......................    7.75%       7.50%       8.00%
          Long-term rate of return -
            Health assets, net of tax.........    6.00        5.25        5.00
            Life assets.......................    9.25        8.75        8.50


          The following table represents the plan's funded status reconciled to the Consolidated Balance Sheets:



          At December 31,                                    1997        1996
                                                         (Thousands of Dollars)

          Accumulated postretirement benefit
          obligation of:

           Retirees.....................................   $(23,123)  $(24,614)
           Fully eligible active employees..............        (84)       (28)
           Active employees not eligible to retire......     (4,619)    (5,449)
          Total accumulated postretirement
            benefit obligation..........................    (27,826)   (30,091)

          Market value of plan assets...................     12,838     10,215

          Accumulated postretirement benefit
            obligation in excess of plan assets.........    (14,988)   (19,876)

          Unrecognized transition amount................     24,618     26,259

          Unrecognized net gain.........................     (9,630)    (6,765)

          Accrued postretirement benefit liability......    $  -       $  (382)


          The following actuarial assumptions were used in calculating the plan's year-end funded status:



          At December 31,                                    1997      1996

          Discount rate.................................    7.25%      7.75%
          Health care cost trend rate (a)...............    5.76       7.23



         (a) The annual growth in per capita cost of covered health care benefits was assumed to decrease to 4.40 percent by 2001.

          The effect of increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997, by $1.7 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $131 thousand. The trust holding the health plan assets is subject to federal income taxes at a 39.6 percent tax rate.

          WMECO currently is recovering SFAS 106 costs through rates.

10.  SALE OF CUSTOMER RECEIVABLES AND ACCRUED UTILITY REVENUES

     During 1996, WMECO entered into an agreement to sell up to $40 million of undivided ownership interests in eligible customer receivables and accrued utility revenues (receivables).

     The FASB issued SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," in June, 1996. SFAS 125 became effective on January 1, 1997, and establishes, in part, criteria for concluding whether a transfer of financial assets in exchange for consideration should be accounted for as a sale or as a secured borrowing. During May 1997, WMECO had restructured its sales agreement to comply with the conditions of SFAS 125 and account for transactions occurring under this program as a sale of assets. WMECO established a special purpose, wholly owned subsidiary whose business consists of the purchase and resale of receivables. For receivables sold, WMECO has retained collection responsibilities as agent for the purchaser under WMECO's agreement. As collections reduce previously sold receivables, new receivables may be sold. At December 31, 1997, approximately $20 million of receivables had been sold to a third-party purchaser by WMECO, through the use of its special purpose, wholly owned subsidiary, WMECO Receivables Corporation
     (WRC). All receivables transferred to WRC are assets owned by WRC and are not available to pay WMECO's creditors.

     For WRC's sales agreement with the third-party purchaser, the receivables were sold with limited recourse. WRC's sales agreement provides for a formula-based loss reserve in which additional receivables may be assigned to the third-party purchaser for costs such as bad debt. The third-party purchaser absorbs the excess amount in the event that actual loss experience exceeds the loss reserve. At December 31, 1997 approximately $3.0 million of assets had been designated as collateral by WRC. This amount represents the formula-based amount of credit exposure at December 31, 1997. Historical losses for bad debt for WMECO have been substantially less.

     During December 1997, Moody's Investors Service downgraded the rating on WMECO's first mortgage bonds. This downgrade brought WMECO's bond ratings to a level at which the sponsor of WMECO's accounts receivable program can take various actions, in its discretion, which would have the practical effect of limiting WMECO's ability to utilize the facility. To date, the sponsor has not notified WMECO that it will elect to exercise those rights, and the program is functioning in its normal mode. The WMECO accounts receivable program is terminable if WMECO's first mortgage bond credit ratings experience one more level of downgrade. CL&P's accounts receivable program could be terminated if its senior secured debt is downgraded two more steps from its current ratings.

     Concentrations of credit risk to the purchaser under WMECO's agreement with respect to the receivables are limited due to WMECO's diverse customer base within its service territory.

     For additional information on the accounts receivable program and WMECO's ability to utilize this program, see the MD&A.

11. COMMITMENTS AND CONTINGENCIES

    A.    RESTRUCTURING AND RATE MATTERS
          During November 1997, the state of Massachusetts enacted a comprehensive electric utility industry restructuring bill (legislation). On December 31, 1997, WMECO filed its restructuring plan with the DTE, as required by the legislation. The WMECO restructuring plan describes the process by which WMECO will, beginning March 1, 1998, initiate a ten percent rate reduction for all customer rate classes and allow customers to choose their energy supplier. As part of the plan, the DTE authorized recovery of certain strandable above-market costs (strandable costs). The legislation gives the DTE the authority to determine the amount of strandable costs that will be eligible for recovery by utilities. Costs which will qualify as strandable costs and be eligible for recovery include, but are not limited to, certain above-market costs associated with generating facilities, costs associated with long-term commitments to purchase power at above-market prices from small power producers and nonutility generators, and regulatory assets and associated liabilities related to the generation portion of WMECO's business.

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

          The costs of transitioning to competition will be mitigated through several steps, including divesting WMECO's non-nuclear generating assets at an auction to be held as soon as June 1998, and securitization of approximately $500 million in strandable costs by September 30, 1998. NU presently expects to participate, through a competitive affiliate, in the competitive bid process for WMECO's generation resources. Any net proceeds in excess of book value received from the divestiture of these units will be used to mitigate strandable costs. As required by the legislation, WMECO will continue to operate and maintain its transmission and local distribution network and deliver electricity to all customers.

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

          In 1997, WMECO's share of nonfuel O&M costs expensed for Millstone totaled $106 million, including $14 million reserved for future restart costs.

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

          Management cannot predict when the NRC will allow any of the Millstone units to return to service and thus cannot precisely estimate the total replacement power costs WMECO will ultimately incur. Replacement power costs incurred by WMECO attributable to the Millstone outages averaged approximately $5 million per month during 1997, and for 1998 are projected to average approximately $2 million per month for Millstone 3, $2 million per month for Millstone 2 and $1 million per month for Millstone 1 while the plants remain out of service. WMECO will continue to expense its replacement power costs in 1998.

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

          For information concerning the ability of WMECO to access its borrowing facilities, see the MD&A.

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

          On August 7, 1997, the non-NU owners of Millstone 3 filed demands for arbitration with CL&P and WMECO as well as lawsuits in Massachusetts Superior Court against NU and its current and former trustees. The non-NU owners raise a number of contract, tort and statutory claims arising out of the operation of Millstone 3. The arbitrations and lawsuits seek to recover compensatory damages, punitive damages, treble damages and attorneys' fees. Owners representing approximately two-thirds of the non-NU interests in Millstone 3 claimed compensatory damages in excess of $200 million. In addition, one of the lawsuits seeks to restrain NU from disposing of its shares of the stock of WMECO and HWP, pending the outcome of the lawsuit. Management cannot estimate the potential outcome of these suits but believes there is no legal basis for the claims and intends to defend against them vigorously. To date, no reserves have been established for this litigation. At December 31, 1997, the costs related to this litigation for the NU system were estimated to be approximately $100 million for incremental O&M costs and approximately $100 million for replacement power costs. These costs are likely to increase as long as Millstone 3 remains out of service.

    C.    ENVIRONMENTAL MATTERS
          The NU system is subject to regulation by federal, state and local authorities with respect to air and water quality, the handling and disposal of toxic substances and hazardous and solid wastes, and the handling and use of chemical products. The NU system has an active environmental auditing and training program and believes that it is in substantial compliance with current environmental laws and regulations. However, the NU system is subject to certain enforcement actions and governmental investigations in the environmental area. Management cannot predict the outcome of these enforcement acts and investigations.

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

          WMECO has recorded a liability based upon currently available information for what it believes are its estimated environmental remediation costs that it expects to incur for waste disposal sites. In most cases, additional future environmental cleanup costs are not reasonably estimable due to a number of factors, including the unknown magnitude of possible contamination, the appropriate remediation methods, the possible effects of future legislation or regulation and the possible effects of technological changes. At December 31, 1997, the net liability recorded by WMECO for its estimated environmental remediation costs, excluding any possible insurance recoveries or recoveries from third parties, amounted to approximately $1.6 million, which management has determined to be the most probable amount within the range of $1.6 million to $2.6 million.

          During 1997, WMECO adopted Statement of Position 96-1,
          "Environmental Remediation Liabilities" (SOP). The principal objective of the SOP is to improve the manner in which existing authoritative accounting literature is applied by entities to specific situations of recognizing, measuring and disclosing environmental remediation liabilities. The adoption of the SOP resulted in an increase of approximately $370 thousand to WMECO's environmental reserve in 1997.

          WMECO cannot estimate the potential liability for future claims, including environmental remediation costs, that may be brought against it. However, considering known facts, existing laws and regulatory practices, management does not believe the matters disclosed above will have a material effect on WMECO's financial position or future results of operations.

      D.  NUCLEAR INSURANCE CONTINGENCIES
          Under certain circumstances, in the event of a nuclear incident at one of the nuclear facilities in the country covered by the federal government's third-party liability indemnification program, an owner of a nuclear unit could be assessed in proportion to its ownership interest in each of its nuclear units up to $75.5 million. Payments of this assessment would be limited to $10.0 million in any one year per nuclear incident based upon the owner's pro rata ownership interest in each of its nuclear units. In addition, the owner would be subject to an additional five percent or $3.8 million, in proportion to its ownership interests in each of its nuclear units, if the sum of all claims and costs from any one nuclear incident exceeds the maximum amount of financial protection. Based upon its ownership interests in Millstone 1, 2 and 3, WMECO's maximum liability, including any additional assessments, would be $39.8 million per incident, of which payments would be limited to $5 million per year. In addition, through power purchase contracts with MYAPC, VYNPC, and CYAPC, WMECO would be responsible for up to an additional $11.9 million per incident, of which payments would be limited to $1.5 million per year.

          Insurance has been purchased to cover the primary cost of repair, replacement or decontamination of utility property resulting from insured occurrences. WMECO is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessment against WMECO with respect to losses arising during the current policy year is approximately $2.7 million under the primary property insurance program.

          Insurance has been purchased to cover certain extra costs incurred in obtaining replacement power during prolonged accidental outages and the excess cost of repair, replacement, or decontamination or premature decommissioning of utility property resulting from insured occurrences. WMECO is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessments against WMECO with respect to losses arising during current policy years are approximately $2.2 million under the replacement power policies and $3.8 million under the excess property damage, decontamination and decommissioning policies. The cost of a nuclear incident could exceed available insurance proceeds.

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

    E.    CONSTRUCTION PROGRAM
          The construction program is subject to periodic review and revision by management. WMECO currently forecasts construction expenditures of approximately $185 million for the years 1998-2002, including $27 million for 1998. In addition, WMECO estimates that nuclear fuel requirements, including nuclear fuel financed through the NBFT, will be approximately $56.4 million for the years 1998-2002, including $8.4 million for 1998. See Note 8, "Leases" for additional information about the financing of nuclear fuel.

    F.    LONG-TERM CONTRACTUAL ARRANGEMENTS
          Yankee Companies: The NU system companies rely on VY for approximately 1.7 percent of their capacity under long-term contracts. Under the terms of their agreements, the NU system companies pay their ownership (or entitlement) shares of costs, which include depreciation, O&M expenses, taxes, the estimated cost of decommissioning and a return on invested capital. These costs are recorded as purchased power expense and are recovered through the companies' rates. WMECO's total cost of purchases under contracts with VYNPC amounted to $3.9 million in 1997, $4.1 million in 1996 and 1995.

          The other Yankee generating facilities, MY, CY and Yankee Rowe, were permanently shut down as of August 6, 1997, December 4, 1996 and February 26, 1992, respectively. See Note 1E, "Summary of Significant Accounting Policies--Investments and Jointly Owned Electric Utility Plant," for further information on the Yankee companies, and Note 2, "Nuclear Decommissioning," regarding the related decommissioning obligations.

          Nonutility Generators: WMECO has entered into various arrangements for the purchase of capacity and energy from nonutility generators
          (NUGs). These arrangements have terms from 15 to 25 years, currently expiring in the years 2008 through 2013, and requires WMECO to purchase energy at specified prices or formula rates. For the 12 months ending December 31, 1997, approximately 14 percent of NU system electricity requirements were met by NUGs. WMECO's total cost of purchases under these arrangements amounted to $31.2 million in 1997, $29.5 million in 1996, and $28.6 million in 1995. These costs may be deferred for eventual recovery through rates.

          Hydro-Quebec: Along with other New England utilities, WMECO, CL&P, PSNH and HWP have entered into agreements to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. WMECO is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M and capital costs of these facilities.


          Estimated Annual Costs: The estimated annual costs of WMECO's significant long-term contractual arrangements are as follows:

                                      1998      1999     2000     2001     2002
                                                   (Millions of Dollars)

       VYNPC .......................  $ 4.9    $ 4.9    $ 4.8    $ 5.2    $ 5.4
       NUGs ........................   35.1     36.8     39.5     41.6     43.8
       Hydro-Quebec ................    3.8      3.6      3.6      3.5      3.4


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

     SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," requires investments in debt and equity securities to be presented at fair value. As a result of this requirement, the investments held in WMECO's nuclear decommissioning trust were adjusted to market by approximately $17.9 million as of December 31, 1997, and $8.4 million as of December 31, 1996, with a corresponding offset to the accumulated provision for depreciation. The amounts adjusted in 1997 and 1996 represent cumulative gross unrealized holding gains. The cumulative gross unrealized holding losses were immaterial for both 1997 and 1996.

     Preferred stock and long-term debt: The fair value of WMECO's fixed-rate securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value.

     The carrying amount of WMECO's financial instruments and the estimated fair values are as follows:


                                                          Carrying      Fair
     At December 31, 1997                                   Amount      Value
                                                         (Thousands of Dollars)
     Preferred stock not subject to
       mandatory redemption...........................    $ 20,000     $ 16,252

     Preferred stock subject to
      mandatory redemption............................      21,000       20,580

     Long-term debt - First Mortgage Bonds............     304,800      302,627

     Other long-term debt.............................      92,845       92,845


                                                          Carrying      Fair
     At December 31, 1996                                   Amount      Value
                                                          (Thousands of Dollars)

     Preferred stock not subject to
       mandatory redemption...........................    $ 20,000     $ 15,200

     Preferred stock subject to
      mandatory redemption............................      21,000       18,404

     Long-term debt - First Mortgage Bonds............     259,500      260,440

     Other long-term debt.............................      90,855       90,855


     The fair values shown above have been reported to meet the disclosure requirements and do not purport to represent the amounts at which those obligations would be settled.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors
   of Western Massachusetts Electric Company:

We have audited the accompanying consolidated balance sheets of Western Massachusetts Electric Company (a Massachusetts corporation and a wholly owned subsidiary of Northeast Utilities) and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, common stockholder's equity and cash flows for each of the three years in the period ended
December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Massachusetts Electric Company and subsidiary as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

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

FINANCIAL CONDITION

OVERVIEW

The length of the ongoing outages at the three Millstone nuclear plants (Millstone) and the high costs of the recovery efforts weakened WMECO's 1997 net income, balance sheet and cash flows and will continue to have an adverse impact on the company's financial condition until the units are returned to service.

WMECO had a net loss of approximately $29 million in 1997, compared to net income of approximately $4 million in 1996. The poorer financial results in 1997 were due primarily to the fact that all three Millstone units were off line for the entire year in 1997 and spending associated with the recovery efforts was significantly higher in 1997 than it was in 1996. Millstone 3 operated for nearly three months in 1996 and Millstone 2 for nearly two months. As a result, the cost of replacing power ordinarily generated by the Millstone units rose by approximately $15 million in 1997. The total operation and maintenance (O&M) costs at Millstone were approximately $30 million higher in 1997.

The higher Millstone costs have caused WMECO to focus closely on maintaining adequate liquidity and reducing non nuclear O&M costs. In July 1997, WMECO successfully sold $60 million of first mortgage bonds. WMECO's access to $90 million of revolving credit lines was renegotiated in the first half of 1997. Also helping to maintain liquidity was the renegotiation in early 1998 of a $100 million credit line used by Niantic Bay Fuel Trust (NBFT) to purchase nuclear fuel for Millstone. Additionally, non nuclear O&M expenses in 1997 were reduced by about $5 million from 1996. Tight cost controls will continue to be essential in 1998 to WMECO's efforts to meet the financial covenants contained in the $313.75 million revolving credit arrangement available to WMECO and The Connecticut Light and Power Company (CL&P).

In 1998, management expects Millstone-related expenses to fall significantly, assuming Millstone 3 and Millstone 2 are returned to service at dates close to current estimates, although the O&M expenses at Millstone 3 and 2 will be considerably higher than before the station was placed on the Nuclear Regulatory Commission's (NRC's) watch list. The actual level of 1998 nuclear spending at Millstone will depend on when the units return to operation and the cost of restoring them to service. The company hopes to restart Millstone 3, the newest and largest unit at the site, in early spring of 1998 and Millstone 2 three to four months after Millstone 3. The company cannot restart the Millstone units until it receives formal approval from the NRC. As part of an effort to reduce spending in 1998, Millstone 1 has been placed in extended maintenance status. Management will review its options with respect to Millstone 1 in 1998, including restart, early retirement and other options.

Rate reductions to customers served by the company are likely to offset a portion of the benefit of lower Millstone-related costs. On March 1, 1998, WMECO reduced retail rates by 10 percent in compliance with industry restructuring legislation passed in November 1997 by the Massachusetts Legislature.

The 1997 Massachusetts legislation allowed full retail choice on March 1, 1998. WMECO expects to recover fully its stranded costs through a combination of securitization and divestiture of its non-nuclear generating assets.


MILLSTONE
OUTAGES

WMECO has a 19-percent ownership interest in Millstone units 1 and 2 and a 12.24-percent ownership interest in Millstone unit 3. Millstone 1, 2 and 3 have been out of service since November 4, 1995, February 21, 1996, and March 30, 1996, respectively.

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

In 1997, WMECO's share of nonfuel O&M costs expensed for Millstone totaled approximately $106 million, including $14 million reserved for future restart costs. The 1997 costs are net of $12 million of costs which were reserved in 1996. In 1996, WMECO'S share of nonfuel O&M costs expensed for Millstone totaled approximately $76 million, including $12 million reserved for future restart costs. Management will continue to evaluate the costs to be incurred in 1998 to determine whether adjustments to the existing reserves are required.

Replacement power costs attributable to the Millstone outages totaled approximately $56 million in 1997 compared to $41 million expensed in 1996. These costs for 1998 are forecasted to average approximately $2 million per month for Millstone 3, $2 million per month for Millstone 2 and $1 million per month for Millstone 1 while the plants are out of service.

The company has been, and will continue to be, expensing all of the costs to restart the units including replacement power and nonfuel O&M expenses.

NU and its subsidiaries are involved in several class action lawsuits and other litigation in connection with their nuclear operations. See the "Notes to Consolidated Financial Statements," Note 11B, for further information on this litigation.


MILLSTONE 1

Management will review its options with respect to Millstone 1 during 1998. The issues that management will consider in evaluating its options include the costs to restart the unit and the economic benefits of the unit's continued operation.

CAPACITY

During 1996 and continuing into 1997, WMECO took measures to improve its capacity position, including obtaining additional generating capacity, improving the availability of the company's generating units and improving the company transmission capability. During 1997, WMECO spent approximately $10 million to ensure availability of adequate generating generating capacityin Connecticut, of which $6 million was expensed. During 1998 these costs are expected to be approximately $11 million.(DO WE WANT TO SAY WHY 1998 IS SO MUCH LOIn 1998, WMECO does not anticipate the need to take additional measures to ensure adequate generating capacity.


LIQUIDITY AND CAPITAL RESOURCES

Cash provided from operations decreased approximately $41 million in 1997, compared to 1996, primarily due to higher cash expenditures related to the Millstone outages, and the pay down in 1997 of the 1996 year end accounts payable balance. The 1996 year end accounts payable balance was relatively high due to costs related to a severe December storm and costs associated with the Millstone outages that had been incurred but not yet paid by the end of 1996. Net cash from financing activities increased approximately $44 million, primarily due to the issuance of long-term debt in 1997 and lower reacquisitions and retirements of long-term debt and preferred stock, partially offset by the repayment of short-term debt.

WMECO established facilities in 1996 under which they may sell, from time to time, up to $40 million, of its accounts receivable and accrued utility revenues. As of December 31, 1997, WMECO sold approximately $20 million of receivables to third-party purchasers.

NU's, WMECO's and CL&P's three-year revolving credit agreement (Credit Agreement) was amended in May 1997 (the Credit Agreement). Under the Revolving Credit Agreement, CL&P and WMECO are able to borrow up to approximately $225 million and $90 million, respectively, subject to a total borrowing limit of $313.75 million for all three borrowers. NU will be able to borrow up to $50 million when NU, CL&P and WMECO have each maintained a consolidated operating income to consolidated interest expense ratio of at least 2.50 to 1 for two consecutive fiscal quarters. Currently, the companies cannot meet this requirement. At December 31, 1997, WMECO had $15 million outstanding under the New Credit Agreement.

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

In December 1997 and January 1998, Moody's Investors Service (Moody's) and Standard & Poor's (S&P), respectively, downgraded the senior secured debt of CL&P, WMECO and NU, as well as the preferred stock of CL&P and WMECO. This was the fourth time Moody's and S&P have downgraded CL&P and WMECO securities since the Millstone units went on the NRC watch list in 1996. All of the NU system's securities are rated below investment grade and remain under review for further downgrade. Although WMECO does not have any plans to issue debt in the near term, rating agency downgrades generally increase the future cost of borrowing funds because lenders will want to be compensated for increased risk. Additionally, this could also affect the terms and ability of the company to extend existing agreements.

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

WMECO's ability to borrow under the financing arrangements is dependent on the satisfaction of contractual borrowing conditions. The financial covenants that must be satisfied to permit WMECO to borrow under the New Credit Agreement are particularly restrictive and become more restrictive throughout 1998. Spending levels in 1998, particularly for the first half of the year while the Millstone units are expected to be out of service, have been, and will be constrained to levels intended to assure that the financial covenants in WMECO's Credit Agreement are satisfied. However, there is no assurance that these financial covenants will be met as the system may encounter additional unexpected costs from such areas as storms, reduced revenues from regulatory actions or the effect of weather on sales levels.

If the return to service of Millstone 3 or Millstone 2 is delayed substantially beyond the present restart estimates, if some borrowing facilities become unavailable because of difficulties in meeting borrowing conditions or renegotiating extensions, if the system encounters additional significant costs, or any other significant deviations from management's current assumptions, the currently available borrowing facilities could be insufficient to meet all of WMECO's cash requirements. In those circumstances, management would take even more stringent actions to reduce costs and cash outflows and would attempt to take other actions to obtain additional sources of funds. The availability of these funds would be dependent upon the general market conditions and WMECO's credit and financial condition at that time.

RESTRUCTURING

On November 25, 1997, Massachusetts enacted a comprehensive electric utility industry restructuring bill. The bill provides that each Massachusetts electric company, including WMECO, will decrease its rates by 10 percent and allow all its customers to choose their retail electric supplier on March 1, 1998. The statute requires a further 5 percent rate reduction, adjusted for inflation, by September 1, 1999.

In addition, the legislation provides, among other things, for: (i) recovery of stranded costs through a "transition charge" to customers, subject to review by the Department of Telecommunications and Energy (DTE), formerly the Department of Public Utilities (DPU, collectively the DTE), (ii) a possible limitation on WMECO's return on equity should its transition cost charge go above a certain level, (iii) securitization of allowed strandable costs, and (iv) divestiture of nonnuclear generation. WMECO hopes it will be able to complete securitization in 1998.

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

Under the statute, if a distribution company claims that it is unable to meet a price reduction of 10% initially and 15% by September 1, 1999, the distribution company may so state to the DTE and the DTE is provided with the authority to "explore all possible mechanisms and options within the limits of the constitution" to achieve the mandated rate reductions." The statute indicates that allowing a substitute company to provide standard offer service is one option that can be considered by the DTE.

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

RATE MATTERS

In April, 1996, the DTE approved a settlement (the Agreement) that included the continuation through February 1998 of a 2.4 percent rate reduction instituted in June 1994. Additionally, the Agreement terminated certain pending and potential reviews of WMECO's generating plant performance and accelerated its amortization of strandable generation assets by approximately $6 million in 1996 and $10 million in 1997.

On August 20, 1997, WMECO filed with the DTE a joint motion for approval of a settlement agreement with the Massachusetts Attorney General for a fuel adjustment clause (FAC) which would allow for a lower rate to WMECO customers for the billing months of September 1997 through February 1998. WMECO is not recovering replacement power costs during this period and has indicated that it would not seek recovery of any of replacement power costs associated with the Millstone outages. WMECO has been expensing and will continue to expense these costs. The Massachusetts restructuring legislation effectively eliminates the FAC, effective March 1, 1998.

NUCLEAR DECOMMISSIONING

CONNECTICUT YANKEE

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

CY has undertaken a number of regulatory filings intended to implement the decommissioning. In late December 1996, CY filed an amendment to its power contracts with the FERC to clarify the obligations of its purchasing utilities following the decision to cease power production. At December 31, 1997, WMECO's share of these obligations was approximately $59 million, including the cost of decommissioning and the recovery of existing assets. Management expects that the company will continue to be allowed to recover such FERC approved costs from its customers. Accordingly, WMECO has recognized its share of the estimated costs as a regulatory asset, with a corresponding obligation, on its balance sheets.

MAINE YANKEE (MY)

WMECO has a 3 percent ownership interest in the Maine Yankee (MY) nuclear generating facility. On August 6, 1997, the Board of Directors of Maine Yankee Atomic Power Company (MYAPC) voted unanimously to retire MY. On January 14, 1998, FERC released a draft order on the MYAPC application to amend its power contracts with the owner/purchasers and revise its decommissioning and other charges. FERC has accepted the proposed application for filing and made the amendments and the proposed charges under the contracts effective on January 15, 1998, subject to refund after hearings. At December 31, 1997, WMECO'S share of the estimated remaining obligation, including decommissioning, amounted to approximately $26 million. Under the terms of the contracts with MYAPC, the shareholders' sponsor companies, including WMECO, are responsible for their proportionate share of the costs of the unit, including decommissioning. Management expects that WMECO will be allowed to recover these costs from its customers. Accordingly, WMECO has recognized these costs as a regulatory asset, with a corresponding obligation on its balance sheet.

MILLSTONE

WMECO's estimated cost to decommission its share of the Millstone plants is approximately $242 million in year end 1997 dollars. These costs are being recognized over the lives of the respective units with a portion being currently recovered through rates. As of December 31, 1997, the market value of the contributions already made to the decommissioning trusts, including their investment returns, was approximately $103 million. See the "Notes to Consolidated Financial Statements," Note 2, for further information on nuclear decommissioning.

ENVIRONMENTAL MATTERS

WMECO is potentially liable for environmental cleanup costs at a number of sites inside and outside its service territory. To date, the future estimated environmental remediation liability has not been material with respect to the earnings or financial position of WMECO. At December 31, 1997, WMECO had recorded an environmental reserve of approximately $1.4 million. See the "Notes to Consolidated Financial Statements," Note 11C, for further information on environmental matters.

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



RESULTS OF OPERATIONS


                                               Income Statement Variances
                                                   Millions of Dollars

                                 1997 over/(under) 1996   1996 over/(under) 1995
                                  Amount       Percent       Amount    Percent


Operating revenues                $  5             1%        $  1       - %
Fuel, purchased and net
  interchange power                 25            22           29        33
Other operation                      7             5            6         4
Maintenance                         25            45           19        50
Amortization of regulatory
  assets, net                       (3)          (30)         (10)      (53)
Federal and state
  income taxes                     (22)           (a)          (9)      (64)
Other income, net                   (2)           (a)           -         -
Interest on long-term debt           2             8           (3)      (10)
Net income                         (33)           (a)         (35)      (90)
(a) Percentage greater than 100

OPERATING REVENUES

Total operating revenues increased in 1997, primarily due to higher transmission and capacity revenues and higher retail revenues. Retail revenues were higher due to lower price discounts to customers, partially offset by lower retail sales. Retail kilowatt-hour sales were 1 percent lower in 1997 primarily as a result of mild winter weather.

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

FUEL, PURCHASED AND NET INTERCHANGE POWER

Fuel, purchased and net interchange power expense increased in 1997, primarily due to replacement power costs associated with the Millstone outages.

Fuel, purchased and net interchange power expense increased in 1996, primarily due to higher replacement power associated with the Millstone outages, partially offset by the timing of the recognition of costs under the company's fuel clause and lower nuclear generation.


OTHER OPERATION AND MAINTENANCE

Other operation and maintenance expenses increased in 1997, primarily due to higher costs associated with the Millstone restart effort ($30 million, including a net increase of $2 million in reserves for future costs), higher capacity charges from Maine Yankee ($2 million) and higher costs to ensure adequate capacity ($6 million), partially offset by lower capacity charges from Connecticut Yankee as a result of a property tax refund ($4 million) and lower administrative and general expenses ($5 million) primarily due to lower pensions and benefit costs.

Other operation and maintenance expenses increased in 1996, primarily due to higher costs associated with the Millstone restart effort ($33 million, including $12 million of reserves for future costs), partially offset by lower costs for demand side management programs and a 1995 work stoppage.

AMORTIZATION OF REGULATORY ASSETS, NET

Amortization of regulatory assets, net decreased in 1997, primarily due to the completion of the amortization of the Millstone 3 unuseful investment in 1996.

Amortization of regulatory assets, net decreased in 1996, primarily due to the completion of the amortization of the Millstone 3 phase-in plans in 1995 and unuseful investment in June, 1996, partially offset by higher amortization as a result of the 1996 rate settlement.

FEDERAL AND STATE INCOME TAXES

Federal and state income taxes decreased in 1997, primarily due to lower book taxable income.

Federal and state income taxes decreased in 1996, primarily due to lower book taxable income, partially offset by 1995 tax benefits from a favorable tax ruling and the expiration of the 1991 federal statute of limitations.

OTHER INCOME, NET

Other income, net decreased in 1997, primarily due to costs associated with the accounts receivable facility.

INTEREST ON LONG-TERM DEBT

Interest on long-term debt increased in 1997 due to the issuance of additional long-term debt. Interest on long-term debt decreased in 1996, primarily due to lower average interest rates as a result of refinancing activities and lower average 1996 debt levels.








SELECTED FINANCIAL DATA (a)        1997        1996        1995        1994        1993
                                                       (Thousands of Dollars)

Operating Revenues.........    $  426,447  $  421,337  $  420,434  $  421,477  $  415,055

Operating (Loss) Income....          (965)     26,023      63,064      70,940      60,348

Net (Loss) Income..........       (28,676)      3,922      39,133      49,457      40,594(b)

Cash Dividends on
  Common Stock.............        15,004      16,494      30,223      29,514      28,785

Total Assets...............     1,179,128   1,191,915   1,142,346   1,183,618   1,204,642

Long-Term Debt (c).........       396,649     349,442     347,470     379,969     393,232

Preferred Stock Not
  Subject to Mandatory
  Redemption...............        20,000      20,000      53,500      68,500      73,500

Preferred Stock Subject
  to Mandatory
  Redemption(c)............        21,000      21,000      24,000      24,675      27,000

Obligations Under
  Capital Leases(c)........        32,887      32,234      36,011      36,797      36,902




(a) Reclassifications of prior data have been made to conform with the current presentation.

(b)Includes the cumulative effect of change in accounting for municipal property tax expense, which increased earnings for common shares by $3.9 million.

(c) Includes portion due within one year.



STATEMENTS OF QUARTERLY FINANCIAL DATA (Unaudited)

                                                   Quarter Ended (a)
1997                              March 31    June 30     Sept. 30      Dec. 31



Operating Revenues..............  $106,054    $104,130    $111,166     $105,097

Operating Income (Loss).........  $  3,865    $ (8,160)   $ (2,277)    $  5,607

Net Income (Loss)...............  $ (1,843)   $(14,858)   $ (9,455)    $ (2,520)


1996

Operating Revenues..............  $114,797    $102,602    $ 99,866     $104,072

Operating Income (Loss).........  $ 13,692    $  9,377    $  4,327     $ (1,373)

Net Income (Loss)...............  $  8,109    $  4,016    $   (396)    $ (7,807)


STATISTICS


         Gross Electric                  Average
         Utility Plant                    Annual
          December 31,                   Use Per        Electric
           (Thousands     kWh Sales    Residential     Customers    Employees
            of Dollars)   (Millions)  Customer (kWh)   (Average)   (December 31)

1997      $1,334,233       4,300          7,121         195,324        507
1996       1,303,361       4,626          7,335         194,705        497
1995       1,285,269       4,846          7,105*        193,964        527
1994       1,271,513       4,978          7,433         193,187        617
1993       1,242,927       4,715          7,351         192,542        657

*Effective January 1, 1996, the amounts shown reflect billed and unbilled sales. 1995 has been restated to reflect this change.