Form 10-K, Exhibit 13
period 1997-12-31
NORTHEAST UTILITIES SYSTEM; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1998-03-19
CIK 72741, 23426, 106170, 315256, 880416

1997 Annual Report

                    Public Service Company of New Hampshire

                                     Index


Contents                                                                Page


Balance Sheets..........................................................  2

Statements of Income....................................................  4

Statements of Cash Flows................................................  5

Statements of Common Stockholder's Equity...............................  6

Notes to Financial Statements...........................................  7

Report of Independent Public Accountants................................ 40

Management's Discussion and Analysis of Financial
  Condition and Results of Operations................................... 42

Selected Financial Data................................................. 50

Statistics.............................................................. 52

Statements of Quarterly Financial Data.................................. 52

Preferred Stockholder and Bondholder Information.....................Back Cover






                                   PART I.  FINANCIAL INFORMATION

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

BALANCE SHEETS


-----------------------------------------------------------------------------------------
At December 31,                                                   1997           1996
-----------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
ASSETS
------

Utility Plant, at cost:
  Electric (Note 1H, Note 2)..............................   $  1,898,319   $  1,877,955

     Less: Accumulated provision for depreciation.........        590,056        552,780
                                                             -------------  -------------
                                                                1,308,263      1,325,175
  Unamortized acquisition costs (Note 1J).................        402,285        491,709
  Construction work in progress...........................         10,716         11,032
  Nuclear fuel, net.......................................          1,308          1,313
                                                             -------------  -------------
      Total net utility plant.............................      1,722,572      1,829,229
                                                             -------------  -------------
Other Property and Investments:
  Nuclear decommissioning trusts, at market...............          4,332          3,229
  Investments in regional nuclear generating
   companies and subsidiary company, at equity............         19,169         19,578
  Other, at cost..........................................          3,773          1,835
                                                             -------------  -------------
                                                                   27,274         24,642
                                                             -------------  -------------
Current Assets:
  Cash and cash equivalents...............................         94,459          1,015
  Notes receivable from affiliated companies..............           -            18,250
  Receivables, less accumulated provision for
    uncollectible accounts of $1,702,000 in 1997
    and of $1,700,000 in 1996.............................         89,338        105,381
  Accounts receivable from affiliated companies...........         38,520         32,452
  Accrued utility revenues................................         36,885         36,317
  Fuel, materials, and supplies, at average cost..........         40,161         44,852
  Recoverable energy costs net--current portion...........         31,886           -
  Prepayments and other...................................         11,271         24,629
                                                             -------------  -------------
                                                                  342,520        262,896
                                                             -------------  -------------
Deferred Charges:
  Regulatory assets (Note 1H).............................        695,418        684,504
  Deferred receivable from affiliated company (Note 10G)..         32,472         33,284
  Unamortized debt expense................................         11,749         12,731
  Other...................................................          5,154          3,926
                                                             -------------  -------------
                                                                  744,793        734,445
                                                             -------------  -------------





      Total Assets........................................   $  2,837,159   $  2,851,212
                                                             =============  =============


The accompanying notes are an integral part of these financial statements.









PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

BALANCE SHEETS


-----------------------------------------------------------------------------------------
At December 31,                                                   1997           1996
-----------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------

Capitalization:
  Common stock--$1 par value.
   Authorized and outstanding 1,000 shares................   $          1   $          1
  Capital surplus, paid in................................        423,713        423,058
  Retained earnings.......................................        170,188        174,691
                                                             -------------  -------------
           Total common stockholder's equity..............        593,902        597,750
  Preferred stock subject to mandatory redemption.........         75,000        100,000
  Long-term debt..........................................        516,485        686,485
                                                             -------------  -------------
           Total capitalization...........................      1,185,387      1,384,235
                                                             -------------  -------------

Obligations Under Seabrook Power Contracts
 and Other Capital Leases (Note 2 and Note 3).............        799,450        871,707
                                                             -------------  -------------
Current Liabilities:
  Long-term debt and preferred stock--current portion.....        195,000         25,000
  Obligations under Seabrook Power Contracts and other
   capital leases--current portion........................        122,363         42,910
  Accounts payable........................................         21,231         37,675
  Accounts payable to affiliated companies................         32,677         31,130
  Accrued taxes...........................................         69,445             81
  Accrued interest........................................          7,197          7,992
  Accrued pension benefits................................         46,061         44,790
  Other...................................................          9,917         37,516
                                                             -------------  -------------
                                                                  503,891        227,094
                                                             -------------  -------------
Deferred Credits:
  Accumulated deferred income taxes.......................        204,219        258,317
  Accumulated deferred investment tax credits.............          3,972          4,511
  Deferred contractual obligations (Note 4)...............         83,042         50,271
  Deferred revenue from affiliated company................         32,472         33,284
  Other...................................................         24,726         21,793
                                                             -------------  -------------
                                                                  348,431        368,176
                                                             -------------  -------------





Commitments and Contingencies (Note 10)


                                                             -------------  -------------
           Total Capitalization and Liabilities...........   $  2,837,159   $  2,851,212
                                                             =============  =============


The accompanying notes are an integral part of these financial statements.






PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

STATEMENTS OF INCOME



--------------------------------------------------------------------------------------
For the Years Ended December 31,                        1997        1996       1995
--------------------------------------------------------------------------------------
                                                           (Thousands of Dollars)

Operating Revenues................................. $1,108,459  $1,110,169  $ 979,971
                                                    ----------- ----------- ----------
Operating Expenses:
  Operation --
     Fuel, purchased and net interchange power.....    326,745     356,679    257,008
     Other.........................................    367,963     327,237    313,604
  Maintenance......................................     38,320      45,728     42,244
  Depreciation.....................................     44,377      42,983     44,337
  Amortization of regulatory assets, net...........     56,557      56,884     55,547
  Federal and state income taxes (Note 9)..........     86,600      80,340     69,817
  Taxes other than income taxes....................     43,623      45,123     41,786
                                                    ----------- ----------- ----------
        Total operating expenses...................    964,185     954,974    824,343
                                                    ----------- ----------- ----------
Operating Income...................................    144,274     155,195    155,628
                                                    ----------- ----------- ----------

Other Income:
  Equity in earnings of regional nuclear
    generating companies and subsidary company.....      1,373       2,075      1,645
  Other, net.......................................        698       8,075      3,162
  Income taxes.....................................     (2,391)     (7,723)      (770)
                                                    ----------- ----------- ----------
        Other (loss)/income, net...................       (320)      2,427      4,037
                                                    ----------- ----------- ----------
        Income before interest charges.............    143,954     157,622    159,665
                                                    ----------- ----------- ----------

Interest Charges:
  Interest on long-term debt.......................     51,259      57,557     76,320
  Other interest...................................        273       3,163         90
                                                    ----------- ----------- ----------
        Interest charges, net......................     51,532      60,720     76,410
                                                    ----------- ----------- ----------


Net Income......................................... $   92,422  $   96,902  $  83,255
                                                    =========== =========== ==========






The accompanying notes are an integral part of these financial statements.





PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                   1997        1996        1995
--------------------------------------------------------------------------------------------------
                                                                      (Thousands of Dollars)
Operating Activities:
  Net Income.................................................. $   92,422  $   96,902  $   83,255
  Adjustments to reconcile to net cash
   from operating activities:
    Depreciation..............................................     44,377      42,983      44,337
    Deferred income taxes and investment tax credits, net.....     21,795      94,646      69,986
    Recoverable energy costs, net of amortization.............    (12,336)     31,663     (15,266)
    Amortization of acquisition costs.........................     56,557      56,884      55,547
    Deferred Seabrook capital costs (Note 1K).................     (8,376)       -           -
    Other sources of cash.....................................     51,054      65,922      15,973
    Other uses of cash........................................    (67,590)    (51,188)       -
  Changes in working capital:
    Receivables and accrued utility revenues..................      9,407     (36,907)    (10,506)
    Fuel, materials and supplies..............................      4,691      (3,135)     (4,264)
    Accounts payable..........................................    (14,897)     (7,714)      2,375
    Accrued taxes.............................................     69,364        (717)     (3,506)
    Other working capital (excludes cash).....................    (13,765)    (12,659)         16
                                                               ----------- ----------- -----------
Net cash flows from operating activities......................    232,703     276,680     237,947
                                                               ----------- ----------- -----------


Financing Activities:
  Reacquisitions and retirements of long-term debt............       -       (172,500)   (141,000)
  Reacquisitions and retirements of preferred stock...........    (25,000)       -           -
  Cash dividends on preferred stock...........................    (11,925)    (13,250)    (13,250)
  Cash dividends on common stock..............................    (85,000)    (52,000)    (52,000)
                                                               ----------- ----------- -----------
Net cash flows used for financing activities..................   (121,925)   (237,750)   (206,250)
                                                               ----------- ----------- -----------

Investment Activities:
  Investment in plant:
    Electric utility plant....................................    (33,570)    (37,480)    (46,672)
    Nuclear fuel..............................................          5         129        (184)
                                                               ----------- ----------- -----------
  Net cash flows used for investments in plant................    (33,565)    (37,351)    (46,856)
  NU System Money Pool........................................     18,250         850      15,900
  Investment in nuclear decommissioning trusts................       (490)       (521)       (489)
  Other investment activities, net............................     (1,529)     (1,010)       (431)
                                                               ----------- ----------- -----------
Net cash flows used for investments...........................    (17,334)    (38,032)    (31,876)
                                                               ----------- ----------- -----------
Net Increase/(Decrease) in Cash For The Period................     93,444         898        (179)
Cash and cash equivalents - beginning of period...............      1,015         117         296
                                                               ----------- ----------- -----------
Cash and cash equivalents - end of period..................... $   94,459  $    1,015  $      117
                                                               =========== =========== ===========
Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized........................ $   51,775  $   58,835  $   74,543
                                                               =========== =========== ===========
  Income taxes................................................ $   10,612  $     (457) $    1,369
                                                               =========== =========== ===========

Increase in obligations:
  Seabrook Power Contracts and other capital leases........... $    6,197  $       93  $   28,028
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






PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY


---------------------------------------------------------------------------------------
                                                       Capital
                                            Common     Surplus,    Retained
                                             Stock     Paid In     Earnings     Total
---------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

Balance at January 1, 1995...............  $     1    $421,784    $125,034    $546,819
    Net income for 1995..................                           83,255      83,255
    Cash dividends on preferred stock....                          (13,250)    (13,250)
    Cash dividends on common stock.......                          (52,000)    (52,000)
    Capital stock expenses, net..........                  601                     601
                                           --------   ---------   ---------   ---------
Balance at December 31, 1995.............        1     422,385     143,039     565,425
    Net income for 1996..................                           96,902      96,902
    Cash dividends on preferred stock....                          (13,250)    (13,250)
    Cash dividends on common stock.......                          (52,000)    (52,000)
    Capital stock expenses, net..........                  673                     673
                                           --------   ---------   ---------   ---------
Balance at December 31, 1996.............        1     423,058     174,691     597,750
    Net income for 1997..................                           92,422      92,422
    Cash dividends on preferred stock....                          (11,925)    (11,925)
    Cash dividends on common stock.......                          (85,000)    (85,000)
    Capital stock expenses, net..........                  655                     655
                                           --------   ---------   ---------   ---------
Balance at December 31, 1997.............  $     1    $423,713    $170,188    $593,902
                                           ========   =========   =========   =========






The accompanying notes are an integral part of these financial statements.







Public Service Company of New Hampshire

NOTES TO FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A.  ABOUT PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
         Public Service Company of New Hampshire (PSNH or the company), The Connecticut Light and Power Company (CL&P), Western Massachusetts Electric Company (WMECO), North Atlantic Energy Corporation (NAEC), and Holyoke Water Power Company (HWP) are the operating subsidiaries comprising the Northeast Utilities system (the NU system) and are wholly owned by Northeast Utilities (NU).

         The NU system furnishes franchised retail electric service in Connecticut, New Hampshire, and western Massachusetts through CL&P, PSNH, WMECO, and HWP. A fifth subsidiary, NAEC, sells all of its entitlement to the capacity and output of the Seabrook nuclear generating unit (Seabrook, a 1,148-megawatt (MW) nuclear generating unit) to PSNH under two long-term contracts (the Seabrook Power Contracts). In addition to its franchised retail service, the NU system furnishes firm and other wholesale electric services to various municipalities and other utilities, and participates in limited retail access programs, providing off-system retail electric service. The NU system serves about 30 percent of New England's electric needs and is one of the 25 largest electric utility systems in the country as measured by revenues.

         Other wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing and other services to the NU system companies. North Atlantic Energy Service Corporation (NAESCO) acts as agent for CL&P and NAEC, and has operational responsibilities for Seabrook. Northeast Nuclear Energy Company (NNECO) acts as agent for the NU system companies and other New England utilities in operating the Millstone nuclear generating facilities.

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

     C.  PUBLIC UTILITY REGULATION
         NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act). NU and its subsidiaries, including PSNH, are subject to the provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering inter-connections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. PSNH is subject to further regulation for rates, accounting and other matters by the FERC and/or the applicable state regulatory commissions.

         For information regarding proposed changes in the nature of industry regulation, see Note 10A, "Commitments and Contingencies - Restructuring and Rate Matters."

     D.  NEW ACCOUNTING STANDARDS
         The Financial Accounting Standards Board (FASB) issued a new accounting standard in February 1997: Statement of Financial Accounting Standards
         (SFAS) 129, "Disclosure of Information about Capital Structure." SFAS 129 establishes standards for disclosing information about an entity's capital structure. PSNH's current disclosures are consistent with the requirements of SFAS 129.

         During June 1997, the FASB issued SFAS 130, "Reporting Comprehensive Income" and SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 130 establishes standards for the reporting and disclosure of comprehensive income. To date, the NU system companies have not had material transactions that would be required to be reported as comprehensive income. SFAS 131 determines the standards for reporting and disclosing qualitative and quantitative information about a company's operating segments. This information includes segment profit or loss, certain segment revenue and expense items and segment assets and a reconciliation of these segment disclosures to corresponding amounts in the company's general purpose financial statements. Management performance is currently evaluated using a cost-based budget and the information required by SFAS 131 is not available. Therefore, these disclosure requirements are not applicable. Management believes that the implementation of SFAS 130 and SFAS 131 will not have a material impact on PSNH's current disclosures.

         See Note 10C, "Commitments and Contingencies-Environmental Matters," for information on other newly issued accounting and reporting standards related to this area.


     E.  INVESTMENTS AND JOINTLY OWNED ELECTRIC UTILITY PLANT
         Regional Nuclear Generating Companies: PSNH owns common stock of four regional nuclear generating companies (Yankee companies). PSNH's investments in the Yankee companies are accounted for on the equity basis due to PSNH's ability to exercise significant influence over their operating and financial policies. The Yankee companies, with PSNH's ownership interests, are:



         Connecticut Yankee Atomic Power Company (CYAPC) ................. 5.0%
         Yankee Atomic Electric Company (YAEC) ........................... 7.0
         Maine Yankee Atomic Power Company (MYAPC) ....................... 5.0
         Vermont Yankee Nuclear Power Corporation (VYNPC) ................ 4.0


         PSNH's equity investments in the Yankee companies at December 31, 1997 are:



                                                         (Thousands of Dollars)

         CYAPC ..............................................    $ 5,761
         YAEC ...............................................      1,427
         MYAPC ..............................................      3,880
         VYNPC ..............................................      2,085

                                                                 $13,153





         Each Yankee company owns a single nuclear generating unit. Under the terms of the contracts with the Yankee companies, the shareholders-sponsors, including PSNH, are responsible for their proportionate share of the costs of each unit, including decommissioning. The energy and capacity costs from VYNPC and nuclear decommissioning costs of the Yankee companies that have been shut down are billed as purchased power to PSNH.

         The electricity produced by the Vermont Yankee nuclear generating facility (VY) is committed substantially on the basis of ownership interests and is billed pursuant to contractual agreements. YAEC's, CYAPC's and MYAPC's nuclear power plants were shut down permanently on February 26, 1992, December 4, 1996, and August 6, 1997, respectively. Under ownership agreements with the Yankee companies, PSNH may be asked to provide direct or indirect financial support for one or more of the companies. For more information on the Yankee companies, see Note 4, "Nuclear Decommissioning," and Note 10F, "Commitments and Contingencies
         - Long-Term Contractual Arrangements."

         Millstone 3: PSNH has a 2.85 percent joint ownership interest in Millstone 3, a 1,154-MW nuclear generating unit. As of December 31, 1997 and 1996, plant-in-service included approximately $118.7 million and the accumulated provision for depreciation included approximately $32.3 million and $29.4 million, respectively, for PSNH's share of Millstone 3. PSNH's share of Millstone 3 expenses is included in the corresponding operating expenses on the accompanying Statements of Income. The Millstone 3 unit is out of service. NU hopes to return Millstone 3 to service in early spring of 1998. For more information on the Millstone 3 unit, see Note 10B, "Commitments and Contingencies - Nuclear Performance."

         Wyman Unit 4: PSNH has a 3.14 percent ownership interest in Wyman Unit 4 (Wyman), a 632-MW oil-fired generating unit. At December 31, 1997 and 1996, plant-in-service included approximately $6.0 million, respectively and the accumulated provision for depreciation included approximately $3.9 million and $3.7 million, respectively, for PSNH's share of Wyman. PSNH's share of Wyman expenses is included in the corresponding operating expenses on the accompanying Statements of Income.

     F.  DEPRECIATION
         The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agencies.

         Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.7 percent in 1997 and 1996, and 3.8 percent in 1995. See Note 4, "Nuclear Decommissioning," for information on nuclear plant decommissioning.

         PSNH's non-nuclear generating facilities have limited service lives. Plant may be retired in place or dismantled based upon expected future needs, the economics of the closure and environmental concerns. The costs of closure and removal are incremental costs and, for financial reporting purposes, are accrued over the life of the asset as part of depreciation. At December 31, 1997 and 1996, the accumulated provision for depreciation included approximately $34.2 million and $31.1 million, respectively, accrued for the cost of removal, net of salvage for nonnuclear generation property.


     G.  REVENUES
         Other than revenues under fixed-rate agreements negotiated with certain wholesale, industrial and commercial customers and limited retail access programs, utility revenues are based on authorized rates applied to each customer's use of electricity. In general, rates can be changed only through a formal proceeding before the appropriate regulatory commission. Regulatory commissions also have authority over the terms and conditions of nontraditional rate making arrangements. At the end of each accounting period, PSNH accrues an estimate for the amount of energy delivered but unbilled.

         For information on the PSNH rate proceeding and its impact on PSNH, see Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

     H.  REGULATORY ACCOUNTING AND ASSETS
         The accounting policies of PSNH and the accompanying financial statements conform to generally accepted accounting principles applicable to rate-regulated enterprises and reflect the effects of the ratemaking process in accordance with SFAS 71, "Accounting for the Effects of Certain Types of Regulation." Assuming a cost-of-service based regulatory structure, regulators may permit incurred costs, normally treated as expenses, to be deferred and recovered through future revenues. Through their actions, regulators also may reduce or eliminate the value of an asset, or create a liability. If any portion of PSNH's operations were no longer subject to the provisions of SFAS 71, as a result of a change in the cost-of-service based regulatory structure or the effects of competition, PSNH would be required to write off all of its related regulatory assets and liabilities unless there is a formal transition plan which provides for the recovery, through established rates, for the collection of approved stranded costs and to maintain the cost-of-service basis for the remaining regulated operations. At the time of transition, PSNH would be required to determine any impairment to the carrying costs of deregulated plant and inventory assets.

         Management anticipates that a restructuring program will be implemented within New Hampshire during the next few years. In a restructured environment, PSNH's generation business no longer will be rate regulated on a cost-of-service basis. The majority of PSNH's regulatory assets are related to its generation business.

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

         The issue of restructuring the electric utility industry in New Hampshire is currently the focus of negotiations and proceedings within the federal and state court systems . Management believes that PSNH's use of regulatory accounting remains appropriate while this issue remains in litigation.

         PSNH expects that its transmission and distribution business will continue to be rate-regulated on a cost-of-service basis, and accordingly, will continue to apply SFAS 71 to this portion of its business.

         For more information on PSNH's regulatory environment and the potential impacts of restructuring, see Note 10A, "Commitments and Contingencies - Restructuring and Rate Matters," and the MD&A.

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

         Management continues to believe that it is probable that PSNH will recover its investments in long-lived assets through future revenues. This conclusion may change in the future as the implementation of restructuring plans within the state of New Hampshire will generally require the formation of a separate generation entity which will be subject to competitive market conditions. As a result, PSNH will be required to assess the carrying amounts of its long-lived assets in accordance with SFAS 121.


         The components of PSNH's regulatory assets are as follows:


         At December 31,                            1997        1996

                                                 (Thousands of Dollars)


         Recoverable energy costs, net
           (Note 1K) .........................    $191,686    $211,236
         Income taxes, net (Note 1I) .........     128,244     151,431
         Unrecovered contractual
           obligations (Note 4) ..............      83,042      50,271

         Deferred costs, nuclear
           plants (Note 2) ...................     281,856     269,233
         Seabrook deferral (Note 1K) .........       8,376         -
         Other ...............................       2,214       2,333

                                                  $695,418    $684,504



     I.  INCOME TAXES
         The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of taxable income) is accounted for in accordance with the ratemaking treatment of the applicable regulatory commissions. See Note 9, "Income Tax Expense" for the components of income tax expense.

         The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, that give rise to the accumulated deferred tax obligation is as follows:

         At December 31,                            1997        1996

                                                 (Thousands of Dollars)

         Accelerated depreciation and
           other plant-related differences ...    $103,985    $225,263
         Net operating loss (NOL)
           carryforwards .....................     (94,822)    (94,149)
         Regulatory assets - income tax
           gross up ..........................      49,101      68,652
         Other ...............................     145,955      58,551

                                                  $204,219    $258,317




         At December 31, 1997, PSNH had a NOL carryforward of approximately
         $293 million, that can be used against PSNH's federal taxable income and which, if unused, expires between the years 2000 and 2006. PSNH also had Investment Tax Credit (ITC) carryforwards of $40 million which if unused, expires between the years 1998 and 2004. For a portion of the carryforward amounts indicated above, the reorganization of PSNH under Chapter 11 of the United States Bankruptcy Code limits the annual amount of NOL and ITC carryforwards that may be used. Approximately $31 million of the NOL and $9 million of the ITC carryforwards are subject to this limitation.
         See Note 10A, "Commitments and Contingencies - Restructuring and Rate Matters," for the possible impacts on PSNH from the NHPUC's decision related to industry restructuring.

     J.  UNAMORTIZED ACQUISITION COSTS
         The unamortized PSNH acquisition costs represent the aggregate value placed by the 1989 rate agreement with the state of New Hampshire (Rate Agreement) on PSNH's assets in excess of the net book value of PSNH's non-Seabrook assets, plus the $700 million value assigned to Seabrook by the Rate Agreement, as part of the bankruptcy resolution on June 5, 1992 (Acquisition Date). The Rate Agreement provides for the recovery through rates, with a return, of the unamortized PSNH acquisition costs. The Rate Agreement provides that $425 million of the unamortized PSNH acquisition costs be amortized over the first seven years after PSNH's May 16, 1991 reorganization from bankruptcy (Reorganization Date) with the remaining amount to be amortized over the 20-year period after the Reorganization Date. The unrecovered balance of PSNH acquisition costs at December 31, 1997, was approximately $402.3 million. In accordance with the Rate Agreement, approximately $32.9 million of this amount will be recovered through rates by June 1, 1998, and the remaining amount of approximately $369.4 million will be recovered through rates by 2011. As of December 31, 1997, PSNH has collected approximately
         $591 million of acquisition costs through rates.

     K.  RECOVERABLE ENERGY COSTS
         Under the Energy Policy Act of 1992 (Energy Act), PSNH is assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (D&D assessment). The Energy Act requires that regulators treat D&D assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates like any other fuel cost. PSNH is currently recovering these costs through rates. As of December 31, 1997, PSNH's total D&D deferrals were approximately $300 thousand.

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

         Under the Rate Agreement, charges made by NAEC through the Seabrook Power Contracts, including the deferred Seabrook capital expenses, are being deferred by PSNH and subsequently will be subsequently billed and collected by PSNH through the FPPAC. PSNH began to defer the amount of these costs on December 1, 1997 and will continue to do so for the period December 1, 1997 through May 31, 1998. Beginning on
         June 1, 1998, these costs will be recovered over a 36-month period.
         At December 31, 1997, PSNH has deferred approximately $8.4 million of these costs, which balance is recorded in PSNH's deferred costs, nuclear plants.

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

         See Note 10A, "Commitments and Contingencies - Restructuring and Rate Matters" for the possible impacts on PSNH of the NHPUC's decision related to industry restructuring.

     L.  SPENT NUCLEAR FUEL DISPOSAL COSTS

         Under the Nuclear Waste Policy Act of 1982, PSNH must pay the United States Department of Energy (DOE) for the disposal of spent nuclear fuel and high-level radioactive waste. The DOE is responsible for the selection and development of repositories for, and the disposal of, spent nuclear fuel and high-level radioactive waste. Fees are billed currently to customers and paid to the DOE on a quarterly basis.

         The DOE was originally scheduled to begin accepting delivery of spent fuel in 1998. However, delays in identifying a permanent storage site have continually postponed plans for the DOE's long-term storage and disposal site. Extended delays or a default by the DOE could lead to consideration of costly alternatives. The company has primary responsibility for the interim storage of its spent nuclear fuel. Current capability to store spent fuel at Seabrook are estimated to be adequate until the year 2010. Meeting spent fuel storage requirements beyond this period could require new and separate storage facilities, the costs for which have not been determined. Storage facilities for Millstone 3 are expected to be adequate for the projected life of the unit.

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

     M.  CASH AND CASH EQUIVALENTS
         Cash and cash equivalents includes cash on hand and short-term cash investments which are highly liquid in nature and have original maturities of three months or less.

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

     PSNH has included its right to buy power from NAEC on its Balance Sheets as part of utility plant and regulatory assets with a corresponding obligation. At December 31, 1997, this right was valued at approximately $917.1 million.

     The contracts established the value of the initial investment in Seabrook (initial investment) at $700 million. As prescribed by the Rate Agreement, as of May 1, 1996, NAEC phased into rates 100 percent of its investment in Seabrook 1. This plan is in compliance with SFAS 92,"Regulated Enterprises-Accounting for Phase-in Plans." From the Acquisition Date through November 1997, NAEC recorded $203.9 million of deferred return on its investment in Seabrook 1. At November 30, 1997, NAEC's utility plant included $84.1 million of deferred return that was transferred as part of the Seabrook plant assets to NAEC on the Acquisition Date. Beginning on December 1, 1997, the deferred return, including the portion transferred to NAEC, is currently being billed through the Seabrook Power Contracts to PSNH and will be fully recovered from customers by May 2001. NAEC depreciated its initial investment over the term of Seabrook 1's operating license (39 years), and any subsequent plant additions are depreciated on a straight-line basis over the remaining term of the power contracts at the time the subsequent additions are placed in service.

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

     Contract payments charged to operating expenses are approximately:

        Year                                               Contract Payments

                                                         (Thousands of Dollars)

        1997.................................                    $188,000
        1996.................................                     159,000
        1995.................................                     154,000

     Interest included in the contract payment was $57 million in 1997, $55 million in 1996, and $51 million in 1995.

     Future minimum payments, excluding executory costs, such as property taxes, state use taxes, insurance and maintenance, under the terms of the contracts, as of December 31, 1997, are approximately:

        Year                                            Seabrook Power Contracts

                                                         (Thousands of Dollars)


        1998   ................................                  $199,000
        1999   ................................                   184,000
        2000   ................................                   183,000
        2001   ................................                   108,000
        2002   ................................                    69,100
        After 2002.............................                 1,077,000

        Future minimum payments................                 1,820,100

        Less amount representing
          interest.............................                   903,000


        Present value of Seabrook Power
          Contracts payments ..................                 $ 917,100



     See Note 10A, "Commitments and Contingencies - Restructuring and Rate Matters" for the possible impacts the NHPUC's restructuring decision may have on the Seabrook Power Contracts.


3.   LEASES

     PSNH has entered into lease agreements, some of which are capital leases, for the use of data processing and office equipment, vehicles and office space. The provisions of these lease agreements generally provide for renewal options. The following rental payments have been charged to expense:

     Year                                 Capital Leases      Operating Leases


     1997...........................        $1,579,000          $5,657,000
     1996...........................         1,105,000           4,884,000
     1995...........................         1,103,000           5,291,000

     Interest included in capital lease rental payments was $272,000 in 1997, $292,000 in 1996, and $351,000 in 1995.

     Future minimum rental payments, excluding executory costs, such as property taxes, state use taxes, insurance and maintenance, under long-term noncancellable leases, as of December 31, 1997, are:

     Year                                 Capital Leases      Operating Leases

                                                  (Thousands of Dollars)

     1998...........................          $1,500             $ 6,100
     1999...........................           1,200               5,300
     2000...........................           1,000               4,700
     2001...........................           1,000               4,200
     2002...........................             100               2,200
     After 2002 ....................             500               5,100

     Future minimum lease
       payments ....................           5,300             $27,600



     Less amount representing
      interest .....................             600


     Present value of future
       minimum lease payments ......          $4,700


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

     The estimated cost of decommissioning PSNH's 2.85 percent ownership share of Millstone 3 and NAEC's 35.98 percent share of Seabrook 1, in year-end 1997 dollars, is $15.6 million and $170.2 million, respectively. Millstone 3 and Seabrook 1 decommissioning costs will be increased annually by their respective escalation rates. PSNH's Millstone 3 decommissioning costs are accrued over the expected service life of the unit and are included in depreciation expense on its Statements of Income. Nuclear decommissioning costs related to PSNH's share of Millstone 3 amounted to $0.4 million in 1997 and 1996, and $0.3 million in 1995. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation on PSNH's Balance Sheets. At December 31, 1997 and 1996, the balance in the accumulated reserve for depreciation amounted to $4.3 million and $3.2 million, respectively.

     PSNH makes payments to an independent decommissioning trust for its portion of the costs of decommissioning Millstone 3. NAEC's portion of the cost of decommissioning Seabrook 1 is paid to an independent decommissioning financing fund managed by the state of New Hampshire. Funding of the estimated decommissioning costs assumes levelized collections for Millstone 3 and escalated collections for Seabrook 1, and after-tax earnings on the Millstone and Seabrook decommissioning funds of approximately 5.5 percent and 6.5 percent, respectively. Under the terms of the Rate Agreement, PSNH is obligated to pay NAEC's share of Seabrook's decommissioning costs, even if the unit is shut down prior to the expiration of its operating license. Accordingly, NAEC bills PSNH directly for its share of the costs of decommissioning Seabrook 1. PSNH records its Seabrook decommissioning costs as a component of purchased power expense on its Statements of Income. Under the Rate Agreement, PSNH's Seabrook decommissioning costs are recovered through base rates.

     As of December 31, 1997, PSNH collected through rates approximately
     $2.6 million toward the future decommissioning costs of its share of Millstone 3, which has been transferred to the external decommissioning trust. As of December 31, 1997, NAEC has paid approximately $21.1 million (including payments made prior to the Acquisition Date by PSNH), into Seabrook 1's decommissioning financing fund. Earnings on the decommissioning trust and financing fund increase the decommissioning trust balance and the accumulated reserve for depreciation. Unrealized gains and losses associated with the decommissioning trust and financing fund also impact the balance of the trust, and the accumulated reserve for depreciation.

     Changes in requirements or technology, the timing of funding or dismantling, or adoption of a decommissioning method other than immediate dismantlement would change decommissioning cost estimates and the amounts required to be recovered. PSNH attempts to recover sufficient amounts through its allowed rates to cover its expected decommissioning costs. Only the portion of currently estimated total decommissioning costs that has been accepted by regulatory agencies is reflected in rates of PSNH. Based on present estimates and assuming its nuclear units operate to the end of their respective licensing periods, PSNH expects that the decommissioning trust and financing fund will be substantially funded when the units are retired from service.

     Yankee Companies: VYNPC owns and operates a nuclear generating unit with a service life that is expected to end in 2012. PSNH's ownership share of estimated costs, in year-end 1997 dollars, of decommissioning the unit owned and operated by VYNPC is $20.2 million.

     On August 6, 1997, the board of directors of MYAPC voted unanimously to cease permanently the production of power at its nuclear generating facility (MY). The NU system companies had relied on MY for approximately one percent of their capacity. During November 1997, MYAPC filed an amendment to its power contracts clarifying the obligations of its purchasing utilities following the decision to cease power production. During January 1998, the FERC accepted the amendments and proposed rates, subject to refund. At December 31, 1997, the remaining estimated obligation, including decommissioning, amounted to approximately $867.2 million, of which PSNH's share was approximately $43.4 million.

     On December 4, 1996, the board of directors of CYAPC voted unanimously to cease permanently the production of power at its nuclear generating plant (CY). During 1996, the NU system companies had relied on CY for approximately three percent of their capacity. During late December 1996, CYAPC filed an amendment to its power contracts clarifying the obligations of its purchasing utilities following the decision to cease power production. On February 27, 1997, the FERC approved an order for hearing which, among other things, accepted CYAPC's contract amendment. The new rates became effective March 1, 1997, subject to refund. At
     December 31, 1997, the remaining estimated obligation, including decommissioning, amounted to $619.9 million, of which PSNH's share was approximately $31.0 million.

     YAEC is in the process of decommissioning its nuclear facility.
     At December 31, 1997, the estimated remaining costs, including decommissioning, amounted to $124.4 million, of which PSNH's share was approximately $8.7 million.

     Under the terms of the contracts with MYAPC, CYAPC and YAEC, the shareholder-sponsor companies, including PSNH, are responsible for their proportionate share of the costs of the units, including decommissioning. Management expects that PSNH will continue to be allowed to recover these costs from its customers. Accordingly, PSNH has recognized these costs as regulatory assets, with corresponding obligations.

     Proposed Accounting: The staff of the SEC has questioned certain current accounting practices of the electric utility industry, including PSNH, regarding the recognition, measurement and classification of decommissioning costs for nuclear generating units in the financial statements. In response to these questions, the FASB has agreed to review the accounting for closure and removal costs, including decommissioning. If current electric utility industry accounting practices for nuclear power plant decommissioning are changed, the annual provision for decommissioning could increase relative to 1997, and the estimated cost for decommissioning could be recorded as a liability (rather than as accumulated depreciation), with recognition of an increase in the cost of the related nuclear power plant. Management believes that PSNH will continue to be allowed to recover decommissioning costs through rates.

5.   SHORT-TERM DEBT

     The amount of short-term borrowings that may be incurred by PSNH is subject to periodic approval by the SEC under the 1935 Act or by the NHPUC. Effective May 1997, PSNH was authorized under a waiver from the NHPUC, to incur short-term borrowings up to a maximum of $125 million.

     PSNH has a $125 million revolving credit agreement that will expire in April 1999. The revolving credit agreement is with a group of 16 banks. PSNH is obligated to pay a facility fee of .50 percent per annum on the commitment of $125 million. At December 31, 1997 and 1996, there were no borrowings under the facility.

     Under the credit facility discussed above, PSNH may borrow funds on a short-term revolving basis under its agreement, using either fixed-rate loans or standby loans. Fixed rates are set using competitive bidding. Standby loans are based upon several alternative variable rates.

     Money Pool: Certain subsidiaries of NU, including PSNH, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily Federal Funds rate. However, borrowings based on loans from NU parent bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 1997 and 1996, PSNH had no outstanding borrowings from the Pool.

     Maturities of PSNH's short-term debt obligations are for periods of three months or less. For further information on short-term debt, see the MD&A.

6.   EMPLOYEE BENEFITS

     A.  PENSION BENEFITS
         The NU system subsidiaries participate in a uniform noncontributory defined benefit retirement plan covering all regular NU system employees. Benefits are based on years of service and employees' highest eligible compensation during 60 consecutive months of employment. PSNH's direct portion of the NU system's pension cost, part of which was charged to utility plant, approximated $1.3 million in 1997, $6.2 million in 1996, and $2.3 million in 1995. Pension (credits)/costs for 1997 and 1996 included approximately $(1.0) million and $1.9 million, respectively, related to workforce reduction programs.

         Currently, PSNH funds annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets. Pension assets are invested primarily in domestic and international equity securities and bonds.

         The components of net pension cost for PSNH are:

         For the Years Ended December 31,           1997      1996      1995

                                                     (Thousands of Dollars)

         Service cost...........................  $ 2,987   $ 6,161   $ 3,462
         Interest cost..........................   13,398    12,808    11,923
         Return on plan assets..................  (34,622)  (24,393)  (33,156)
         Net amortization.......................   19,508    11,608    20,108

         Net pension cost.......................  $ 1,271   $ 6,184   $ 2,337




         For calculating pension cost, the following assumptions were used:

         For the Years Ended December 31,           1997      1996      1995


         Discount rate..........................    7.75%     7.50%     8.25%
         Expected long-term rate of return......    9.25      8.75      8.50
         Compensation/progression rate..........    4.75      4.75      5.00


         The following table represents the plan's funded status reconciled to the Balance Sheets:

         At December 31,                                1997           1996
                                                       (Thousands of Dollars)

         Accumulated benefit obligation,
           including vested benefits at
           December 31, 1997 and 1996 of
           $(140,089,000) and $(131,624,000),
           respectively.........................     $(152,709)     $(143,377)

         Projected benefit obligation ..........      (187,968)      (179,192)
         Market value of plan assets ...........       195,612        173,035
         Market value in excess of (less than)
           projected benefit obligation ........         7,644         (6,157)
         Unrecognized transition amount ........         4,003          4,337
         Unrecognized prior service costs ......         7,597          8,135
         Unrecognized net gain .................       (65,305)       (51,105)

         Accrued pension liability .............      $(46,061)     $ (44,790)


         The following actuarial assumptions were used in calculating the plan's year-end funded status:

         For the Years Ended December 31,               1997           1996


         Discount rate..........................        7.25%          7.75%
         Compensation/progression rate..........        4.25           4.75


     B.  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
         The NU system subsidiaries provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees (referred to as SFAS 106 benefits). These benefits are available for employees retiring from the NU system who have met specified service requirements. For current employees and certain retirees, the total SFAS 106 benefit is limited to two times the 1993 per-retiree health care cost. The SFAS 106 obligation has been calculated based on this assumption. PSNH's direct portion of SFAS 106 benefits, part of which was deferred or charged to utility plant, approximated $4.9 million in 1997, $6.2 million in 1996, and $7.2 million in 1995.

         PSNH is funding SFAS 106 postretirement costs through external trusts. PSNH is funding, on an annual basis, amounts that have been rate-recovered and which also are tax-deductible under the Internal Revenue Code. The trust assets are invested primarily in equity securities and bonds.


         The components of health care and life insurance cost are:


         For the Years Ended December 31,           1997      1996      1995

                                                     (Thousands of Dollars)

         Service cost ..........................   $  802    $  914    $  933
         Interest cost .........................    3,352     3,559     4,063
         Return on plan assets .................   (3,753)   (1,720)   (1,694)
         Amortization of unrecognized
           transition obligation ...............    2,941     2,941     2,941
         Other amortization, net ...............    1,541       547       998

         Net health care and life
           insurance cost ......................   $4,883    $6,241    $7,241




         For calculating PSNH's SFAS 106 benefit costs, the following assumptions were used:


         For the Years Ended December 31,           1997      1996      1995

         Discount rate .........................    7.75%     7.50%     8.00%
         Long-term rate of return -
            Health assets, net of tax ..........    6.00      5.25      5.00
            Life assets ........................    9.25      8.75      8.50




         The following table represents the plan's funded status reconciled to the Balance Sheets:

         At December 31,                            1997               1996
                                                     (Thousands of Dollars)
         Accumulated postretirement benefit
           obligation of:
            Retirees ...........................  $(36,790)         $(38,245)
            Fully eligible active
              employees ........................       (31)              (22)
            Active employees not
              eligible to retire ...............    (9,788)           (9,696)


         Total accumulated post-
           retirement benefit
           obligation ..........................   (46,609)          (47,963)

         Market value of plan assets ...........    22,908            17,882
         Accumulated postretirement
           benefit obligation in
           excess of plan assets ...............   (23,701)          (30,081)
         Unrecognized transition
           amount ..............................    44,108            47,049
         Unrecognized net gain .................   (20,407)          (17,139)

         Accrued postretirement benefit
           liability ...........................  $  -              $   (171)




         The following actuarial assumptions were used in calculating the plan's year-end funded status:


         At December 31,                            1997               1996


         Discount rate .........................    7.25%              7.75%
         Health care cost trend rate (a) .......    5.76               7.23


         (a) The annual growth in per capita cost of covered health care benefits was assumed to decrease to 4.40 percent by 2001.

         The effect of increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997, by $3.1 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $245 thousand. The trust holding the health plan assets is subject to federal income taxes at a 39.6 percent tax rate.

         PSNH currently is recovering SFAS 106 costs through rates.

7.   PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION

     Details of preferred stock subject to mandatory redemption are:

                                 Shares
                              Outstanding               December 31,
     Description           December 31, 1997        1997      1996      1995
                                                   (Thousands of Dollars)

     10.60%
     Series A of 1991 .....   4,000,000           $100,000  $125,000  $125,000

     Less preferred stock
       to be redeemed
       within one year ....   1,000,000             25,000    25,000      -


     Total preferred stock
       subject to
       mandatory redemption                       $ 75,000  $100,000  $125,000




     In case of default on dividends or sinking-fund payments, no payments may be made on any junior stock by way of dividends or otherwise (other than in shares of junior stock) so long as the default continues. If PSNH is in arrears in the payment of dividends on any outstanding shares of preferred stock, PSNH would be prohibited from redemption or purchase of less than all of the preferred stock outstanding. The Series A Preferred Stock is not subject to optional redemption by PSNH. It is subject to an annual sinking fund requirement of $25 million, which began on June 30, 1997, sufficient to retire annually 1,000,000 shares at $25 per share.


8.   LONG-TERM DEBT

     Details of long-term debt outstanding are:
                                                        At December 31,

                                                    1997              1996
                                                   (Thousands of Dollars)
     First Mortgage Bonds:
      9.17%     Series B, due 1998..............  $170,000          $170,000

          Total First Mortgage Bonds............   170,000           170,000

     Pollution Control Revenue Bonds:
     7.65%  Tax-Exempt Series A, due 2021.......    66,000            66,000
     7.50%  Tax-Exempt Series B, due 2021.......   108,985           108,985
     7.65%  Tax-Exempt Series C, due 2021.......   112,500           112,500
     Adjustable Rate, Taxable, Series D,
       due 2021 ................................    39,500            39,500
     Adjustable Rate, Taxable, Series E,
       due 2021 ................................    69,700            69,700
     Adjustable Rate, Tax-Exempt, Series D,
       due 2021 ................................    75,000            75,000
     Adjustable Rate, Tax-Exempt, Series E
       due 2021 ................................    44,800            44,800

     Less:  Amounts due within one year ........   170,000             -

            Long-term debt, net ................  $516,485          $686,485



     Long-term debt maturities and cash sinking-fund requirements on debt outstanding at December 31, 1997 aggregate approximately $170 million for 1998. There are neither sinking-fund requirements nor debt maturities existing for the years 1999 through 2002. Also, there are annual renewal and replacement fund requirements equal to 2.25 percent of the average of net depreciable utility property owned by PSNH at the reorganization date, plus cumulative gross property additions thereafter. PSNH expects to meet these future fund requirements by certifying property additions. Any deficiency would need to be satisfied by the deposit of cash or bonds.

     Essentially, all utility plant of PSNH is subject to the lien of its first mortgage bond indenture. PSNH's Revolving Credit Facility has a second lien, junior to the lien of its first mortgage bond indenture, on all PSNH property located in New Hampshire which will expire in April 1999. At December 31, 1997, there were no borrowings under the Revolving Credit Facility.

     Concurrent with the issuance of PSNH's Series A and B First Mortgage Bonds, PSNH entered into financing arrangements with the Business Finance Authority of the state of New Hampshire (BFA). Pursuant to these arrangements, the BFA issued seven series of Pollution Control Revenue Bonds (PCRBs) and loaned the proceeds to PSNH. At December 31, 1997, approximately $516.5 million of PCRBs were outstanding. The average effective interest rates on the variable-rate pollution control notes ranged from 3.8 percent to 5.6 percent for 1997, and from 3.5 percent to
     5.5 percent for 1996. PSNH's obligation to repay each series of PCRBs is secured by a series of First Mortgage Bonds that were issued under its indenture. Each such series of First Mortgage Bonds contains terms and provisions with respect to maturity, principal payment, interest rate, and redemption that correspond to those of the applicable series of PCRBs. For financial reporting purposes, these bonds would not be considered outstanding unless PSNH fails to meet its obligations under the PCRBs.

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

9.   INCOME TAX EXPENSE

     The components of the federal and state income tax provisions charged to operations are:


     For the Years Ended December 31,               1997      1996      1995
                                                     (Thousands of Dollars)

     Current income taxes:
       Federal .................................  $67,148   $(4,978)  $(1,166)
       State ...................................       48    (1,605)    1,767

         Total current .........................   67,196    (6,583)      601


     Deferred income taxes, net:
       Federal .................................   21,118    94,922    72,147
       State ...................................    1,217       272    (1,606)

         Total deferred  .......................   22,335    95,194    70,541

     Investment tax credits, net ...............     (540)     (548)     (555)

     Total income tax expense ..................  $88,991   $88,063   $70,587


     The components of total income tax expense are classified as follows:

     Income taxes charged to operating
      expenses .................................  $86,600   $80,340   $69,817
     Other income taxes ........................    2,391     7,723       770

     Total income tax expense ..................  $88,991   $88,063   $70,587




     Deferred income taxes are comprised of the tax effects of temporary differences as follows:


     For the Years Ended December 31,               1997      1996      1995
                                                     (Thousands of Dollars)

     Depreciation ..............................  $(1,937)  $(1,055)  $ 1,294
     Deferred tax asset associated
       with NOL ................................     -       96,756    57,543
     Energy adjustment clauses .................   16,839   (10,716)    5,098
     Amortization of regulatory
       settlement ..............................   11,501    11,501    11,501
     Other .....................................   (4,068)   (1,292)   (4,895)

     Deferred income taxes, net ................  $22,335   $95,194   $70,541



     A reconciliation between income tax expense and the expected tax expense at the applicable statutory rate is as follows:

     For the Years Ended December 31,               1997      1996      1995
                                                     (Thousands of Dollars)

     Expected federal income tax at
       35 percent of pretax income .............  $63,495   $64,616   $53,845
     Tax effect of differences:
       Depreciation ............................    1,890     1,896     1,868
       Amortization of acquisition costs .......   31,298    31,410    31,522
       Seabrook intercompany loss ..............   (4,616)   (7,504)  (13,048)
       Investment tax credit amortization ......     (540)     (548)     (555)
       State income taxes, net of
         federal benefit .......................    1,095      (867)      105
       Other, net ..............................   (3,631)     (940)   (3,150)

     Total income tax expense ..................  $88,991   $88,063   $70,587


10.  COMMITMENTS AND CONTINGENCIES

     A.  RESTRUCTURING AND RATE MATTERS

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

         On March 3, 1997, PSNH, NU, NAEC and NUSCO filed for a temporary restraining order, preliminary and permanent injunctive relief and for declaratory judgment in the United States District Court for New Hampshire (District Court). The case was subsequently transferred to Rhode Island. On March 10, 1997, the Chief Judge of the Rhode Island federal court issued a temporary restraining order which stayed the NHPUC's February 28, 1997 decision to the extent it established a rate-setting methodology that is not designed to recover PSNH's costs of providing service and would require PSNH to write off any regulatory assets.

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

         During 1997, the NHPUC reopened its proceeding to reconsider certain limited matters in its restructuring orders. The scope of the PSNH-specific rehearing proceedings included alternative rate-setting methodologies proposed by the intervenors; to decide the appropriate methodology to be used to determine PSNH's interim stranded costs; and to set PSNH's interim stranded cost charges utilizing the determined methodology. In testimony filed with the NHPUC in November 1997, PSNH proposed a new methodology to quantify its strandable costs. Under this proposal, PSNH would divest all owned generation and purchased-power obligations via auction. To the extent that the auction fails to produce sufficient revenues to cover the net book value of owned generation and contractual payment obligations of purchased-power, the difference would be recovered from customers through a non-bypassable distribution charge. The new proposal also relies upon securitization of certain assets to further reduce rates.

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

         If the NHPUC's February 28, 1997 decision were to become effective, it would, unless PSNH and NAEC receive waivers from their respective lenders, result in (i) write-offs that would cause PSNH's common equity to fall below the contractual minimums (ii) reductions in income that would cause PSNH's income to fall below the contractual minimums, (iii) potential violation of the contractual provisions with respect to actions depriving PSNH and NAEC of the benefits of the Rate Agreement and (iv) the potential for cross defaults to other PSNH and NAEC financing documents. Substantially all of PSNH's and NAEC's debt obligations would be affected.

         If these events transpired and if the creditors holding PSNH and NAEC debt obligations decide to exercise their rights to demand payment then either creditors or PSNH and NAEC could initiate proceedings under Chapter 11 of the bankruptcy laws.

         As a result of the NHPUC decision and the potential consequences discussed above, the reports of our auditors on the individual financial statements of PSNH and NAEC contain explanatory paragraphs. Those explanatory paragraphs indicate that a substantial doubt exists currently about the ability of PSNH and NAEC to continue as going concerns. The accounts of PSNH and NAEC are included in the consolidated financial statements of NU on the basis of a going concern. While the effect of the implementation of that decision would have a material adverse impact on NU's financial position, results of operations, and cash flows, it would not in and of itself result in defaults under borrowing or other financial agreements of\ NU or its other subsidiaries.

         On May 2, 1997, PSNH made a rate filing with the NHPUC. For information regarding this rate proceeding, see the MD&A.

         For information regarding the FERC rate proceedings for CYAPC and MYAPC, see Note 4, "Nuclear Decommissioning."

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

         In 1997, NU's share of nonfuel O&M costs expensed for Millstone totaled $566 million, including $73 million reserved for future restart costs. PSNH's share of nonfuel O&M costs was approximately $5 million.

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

         Management cannot predict when the NRC will allow any of the Millstone units to return to service and thus cannot precisely estimate the total replacement power costs the NU system companies will ultimately incur. Replacement power costs incurred by NU attributable to the Millstone outages averaged approximately $28 million per month during 1997, and for 1998 are projected to average approximately $9 million per month for Millstone 3, $9 million per month for Millstone 2, and $6 million per month for Millstone 1 while the plants remain out of service. To date, PSNH's share of replacement power costs has not been material. PSNH's share of replacement power costs is not expected to be material for 1998, while Millstone 3 is out of service. CL&P, WMECO and PSNH will continue to expense their replacement power costs in 1998.

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

         Litigation: On August 7, 1997, the non-NU owners of Millstone 3 filed demands for arbitration with CL&P and WMECO as well as lawsuits in Massachusetts Superior Court against NU and its current and former trustees. The non-NU owners raise a number of contract, tort and statutory claims arising out of the operation of Millstone 3. The arbitrations and lawsuits seek to recover compensatory damages, punitive damages, treble damages and attorneys' fees. Owners representing approximately two-thirds of the non-NU interests in Millstone 3 claimed compensatory damages in excess of $200 million.
         In addition, one of the lawsuits seeks to restrain NU from disposing of its shares of the stock of WMECO and HWP, pending the outcome of the lawsuit. Management cannot estimate the potential outcome of these suits but believes there is no legal basis for the claims and intends to defend against them vigorously. To date, no reserves have been established for this litigation. At December 31, 1997, the costs related to this litigation for the NU system were estimated to be $100 million for incremental O&M costs and approximately $100 million for replacement power costs. These costs are likely to increase as long as Millstone 3 remains out of service.

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

         PSNH has recorded a liability based upon currently available information for what it believes are its estimated environmental remediation costs that it expects to incur for waste disposal sites. In most cases, additional future environmental cleanup costs are not reasonably estimable due to a number of factors, including the unknown magnitude of possible contamination, the appropriate remediation methods, the possible effects of future legislation or regulation and the possible effects of technological changes. At December 31, 1997, the net liability recorded by PSNH for its estimated environmental remediation costs, excluding any possible insurance recoveries or recoveries from third parties, amounted to approximately $5.6 million, which management has determined to be the most probable amount.

         During 1997, PSNH adopted Statement of Position 96-1, "Environmental Remediation Liabilities" (SOP). The principal objective of the SOP is to improve the manner in which existing authoritative accounting literature is applied by entities to specific situations of recognizing, measuring and disclosing environmental remediation liabilities. The adoption of the SOP resulted in an increase of approximately $400 thousand to PSNH's environmental reserve in 1997.

         PSNH cannot estimate the potential liability for future claims, including environmental remediation costs, that may be brought against it. However, considering known facts, existing laws, and regulatory practices, management does not believe the matters disclosed above will have a material effect on PSNH's financial position or future results of operations.

     D.  NUCLEAR INSURANCE CONTINGENCIES
         Under certain circumstances, in the event of a nuclear incident at one of the nuclear facilities in the country covered by the federal government's third-party liability indemnification program, an owner of a nuclear unit could be assessed in proportion to its ownership interest in each of its nuclear units up to $75.5 million. Payments of this assessment would be limited to $10.0 million in any one year per nuclear incident based upon the owner's pro rata ownership interest in each of its nuclear units. In addition, the owner would be subject to an additional five percent or $3.8 million, in proportion to its ownership interests in each of its nuclear units, if the sum of all claims and costs from any one nuclear incident exceeds the maximum amount of financial protection. Under the terms of the Seabrook Power Contracts with NAEC, PSNH could be obligated to pay for any assessment charged to NAEC as a "cost of service." Based on its ownership interest in Millstone 3 and NAEC's ownership interest in Seabrook 1, PSNH's maximum liability, including any additional assessments, would be $30.8 million per incident of which payments would be limited to $3.9 million per year. In addition, through power purchase contracts with MYAPC, VYNPC and CYAPC, PSNH would be responsible for up to an additional $11.1 million per incident, of which payments would be limited to a maximum of $1.4 million per year.

         Insurance has been purchased to cover the primary cost of repair, replacement or decontamination of utility property resulting from insured occurrences at Millstone 3 and CY. PSNH is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessment against PSNH with respect to losses arising during the current policy year is approximately $0.4 million under the primary property insurance program.

         Insurance has been purchased to cover certain extra costs incurred in obtaining replacement power during prolonged accidental outages and the excess cost of repair, replacement, or decontamination or premature decommissioning of utility property resulting from insured occurrences. PSNH is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessments against PSNH (including costs resulting from PSNH's contracts with NAEC), with respect to losses arising during current policy years are approximately $2.2 million under the replacement power policies and $5.2 million under the excess property damage, decontamination and decommissioning policies. Although PSNH has purchased the limits of coverage currently available from the conventional nuclear insurance pools, the cost of a nuclear incident could exceed available insurance proceeds.

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

     E.  CONSTRUCTION PROGRAM
         The construction program is subject to periodic review and revision by management. PSNH currently forecasts construction expenditures of approximately $302.6 million for the years 1998-2002, including approximately $41.9 million for 1998. In addition, PSNH estimates that nuclear fuel requirements, for its share of Millstone 3, will be $5.1 million for the years 1998-2002, including $1.7 million for 1998.

     F.  LONG-TERM CONTRACTUAL ARRANGEMENTS
         Yankee Companies:  PSNH, CL&P and WMECO rely on VY for approximately
         1.7 percent of their capacity under long-term contracts. Under the terms of their agreements, the NU system companies pay their ownership (or entitlement) shares of costs, which include depreciation, O&M expenses, taxes, the estimated cost of decommissioning and a return on invested capital. These costs are recorded as purchased power expense and are recovered through the companies' rates. PSNH's total cost of purchases under contracts with VYNPC, amounted to $6.2 million in 1997, $6.5 million in 1996 and 1995.

         The other Yankee generating facilities, MY, CY and Yankee Rowe, were permanently shutdown as of August 6, 1997, December 4, 1996, and February 26, 1992, respectively. See Note 1E, "Summary of Significant Accounting Policies-Investments and Jointly Owned Electric Utility Plant," for more information on the Yankee companies. See Note 4, "Nuclear Decommissioning," regarding information on the related decommissioning studies.

         Nonutility Generators (NUGs): PSNH has requirements under various arrangements for the purchase of capacity and energy from NUGs. These arrangements have terms from 20 to 30 years, currently expiring in the years 1998 through 2023, and require PSNH to purchase energy at specified prices or formula rates. For the 12 months ending December 31, 1997, approximately 14 percent of the NU system electricity requirements were met by NUGs. PSNH's total cost of purchases under these arrangements amounted to $133.1 million in 1997, $132.6 million in 1996, and $124.0 million in 1995. These costs may be deferred for eventual recovery through rates. For additional information, see Note 1K, "Summary of Significant Accounting Policies-Recoverable Energy Costs."

         New Hampshire Electric Cooperative: PSNH entered into a buy-back agreement to purchase the capacity and energy of the New Hampshire Electric Cooperative, Inc.'s (NHEC) share of Seabrook 1 and to pay all of NHEC's Seabrook 1 costs for a ten-year period, which began on July 1, 1990. The total cost of purchases under this agreement was $23.4 million in 1997, $14.6 million in 1996, and $15.8 million in 1995.
         The total cost of these purchases has been collected through the FPPAC in accordance with the Rate Agreement. In connection with the agreement, NHEC agreed to continue as a firm-requirements customer of PSNH for 15 years.

         Hydro-Quebec: Along with other New England utilities, PSNH, CL&P, WMECO, and HWP have entered into agreements to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. PSNH is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M and capital costs of these facilities.

         Estimated Annual Costs: The estimated annual costs of PSNH's significant long-term contractual arrangements are as follows:


                                            1998    1999    2000    2001    2002
                                                    (Millions of Dollars)

         VYNPC ........................   $  7.1  $  7.1  $  6.7  $  7.4  $  7.7
         NUGs .........................    139.4   142.9   147.1   151.3   155.5
         NHEC .........................     30.0    30.0    14.6     -       -
         Hydro-Quebec .................     10.2     9.8     9.7     9.4     9.2


         For additional information regarding the recovery of purchased power costs, see Note 1K, "Summary of Significant Accounting Policies - Recoverable Energy Costs."


     G.  DEFERRED RECEIVABLE FROM AFFILIATED COMPANY
         At the time PSNH emerged from bankruptcy on May 16, 1991, in accordance with the phase-in under the Rate Agreement, it began accruing a deferred return on a portion of its Seabrook investment. From May 16, 1991 to the Acquisition Date, PSNH accrued a deferred return of $50.9 million. On the Acquisition Date, PSNH sold the $50.9 million deferred return to NAEC as part of the Seabrook-related assets.

         At the time PSNH transferred the deferred return to NAEC, it realized, for income tax purposes, a gain that is deferred under the consolidated income tax rules. Beginning December 1, 1997, this gain is being restored for income tax purposes, as the deferred return of $50.9 million, and the associated income taxes of $32.9 million, are being collected by NAEC through the Seabrook Power Contracts. As NAEC recovers the $32.9 million in years eight through ten of the Rate Agreement, it will be obligated to make these corresponding payments to PSNH.

         On the Acquisition Date, PSNH recorded the $32.9 million of income taxes associated with the deferred return as a deferred receivable from NAEC, with a corresponding entry to deferred revenue, on its Balance Sheet. In 1993, due to changes in tax rates, this amount was adjusted to $33.2 million.

         For further information related to the phase-in of the Seabrook power plant, see Note 2, "Seabrook Power Contracts."

         See Note 10A, "Commitments and Contingencies - Restructuring and Rate Matters" for the possible impacts of the NHPUC's decision related to industry restructuring on this intercompany transaction between PSNH and NAEC.

11.  FAIR VALUE OF FINANCIAL INSTRUMENTS

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



                                                    Carrying          Fair
     At December 31, 1997                             Amount          Value
                                                     (Thousands of Dollars)

     Preferred stock subject to
       mandatory redemption.....................    $100,000        $ 99,000

     Long-term debt - First Mortgage Bonds......    $170,000        $170,425

     Other long-term debt.......................    $516,485        $537,599



                                                    Carrying         Fair
     At December 31, 1996                            Amount          Value

                                                    (Thousands of Dollars)

     Preferred stock subject to
       mandatory redemption.....................    $125,000       $125,000

     Long-term debt - First Mortgage Bonds......     170,000        175,729

     Other long-term debt.......................     516,485        523,536


     The fair values shown above have been reported to meet the disclosure requirements and do not purport to represent the amounts at which those obligations would be settled.





To the Board of Directors
   of Public Service Company of New Hampshire:



We have audited the accompanying balance sheets of Public Service Company of New Hampshire (a New Hampshire corporation and a wholly owned subsidiary of Northeast Utilities) as of December 31, 1997 and 1996, and the related statements of income, common stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial
statements are the responsibility of the company's management.   Our
responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Public Service Company of New Hampshire as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 10A, on February 28, 1997 the State of New Hampshire Public Utilities Commission (the NHPUC) issued an order outlining its final plan to restructure the electric utility industry. The final plan announced a departure from cost-based rate making, which, if implemented, would require the company to discontinue the application of Financial Accounting Standard No. 71, "Accounting for the Effects of Certain Types of Regulation," (FAS 71).
The implementation of the final plan, including the effect of the discontinuation of FAS 71, would result in after tax write-off of over $400 million. Such a write-off would cause the company to be in technical default under financial covenants imposed by lenders, which, would, if not waived or renegotiated, give rise to the rights of lenders to accelerate the repayment of approximately $686 million of the company's indebtedness and approximately $495 million of an affiliated company's indebtedness. These conditions raise substantial doubt about the company's ability to continue as a going concern. The financial statements referred to above do not include any adjustments that might result from the outcome of this uncertainty.





                                        /s/ ARTHUR ANDERSEN LLP
                                            ARTHUR ANDERSEN LLP







                    PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations


This section contains management's assessment of Public Service Company of New Hampshire's (PSNH or the company) financial condition and the principal factors having an impact on the results of operations. The company is a wholly-owned subsidiary of Northeast Utilities (NU). This discussion should be read in conjunction with the company's financial statements and footnotes.


FINANCIAL CONDITION

OVERVIEW
Net income was approximately $92 million for 1997 compared to approximately $97 million for 1996. The decrease in net income was primarily due to higher operation expenses.

Retail kilowatt-hour sales were essentially unchanged in 1997.

A significant issue facing PSNH in 1998 is the industry restructuring efforts in New Hampshire. A temporary restraining order issued by a U.S. District Court is currently blocking the New Hampshire Public Utilities Commission (NHPUC) from implementing a February 1997 restructuring order that would have resulted in a write-off by PSNH of more than $400 million. Management hopes to negotiate an alternative restructuring proposal in 1998 that will produce significant PSNH rate reductions and allow retail customers to choose their electric suppliers, but still give PSNH and North Atlantic Energy Corporation (NAEC) an opportunity to maintain an adequate financial condition and earn fair returns on their investments.

RESTRUCTURING
In February, 1997, the NHPUC issued orders to restructure the state's electric utility industry and set interim stranded cost charges for PSNH. In the orders, the NHPUC announced a departure from cost-based ratemaking and adopted a market-priced approach to stranded cost recovery. PSNH, NU, NAEC and Northeast Utilities Service Company (NUSCO) filed for a temporary restraining order, preliminary and permanent injunctive relief and a declaratory judgment in the United States District Court of New Hampshire. The case subsequently was transferred to the United States District Court of Rhode Island (District Court) where a temporary restraining order was granted, staying, indefinitely, the enforcement of the NHPUC's restructuring orders as they affected PSNH. Certain appeals to the preliminary ruling have been denied and proceedings in the District Court are expected to resume.

The NHPUC conducted rehearing proceedings in 1997 to decide the appropriate methodology to be used to determine PSNH's interim stranded costs and to set PSNH's interim stranded cost charges utilizing the determined methodology. The NHPUC has not indicated when it will issue a decision in these proceedings.

On December 15, 1997, the NHPUC officially announced that industry restructuring would not take place on January 1, 1998. On December 24, 1997, the Governor's office filed a motion with the NHPUC formally requesting that certain issues concerning the rate agreement (Rate Agreement) between NU, PSNH and the state of New Hampshire, entered into in 1989 in connection with NU's reorganization plan to resolve PSNH's bankruptcy, be transferred to the New Hampshire Supreme Court for decision. The motion recommends that the NHPUC not issue any new rulings concerning the Rate Agreement pending such Supreme Court decision. On February 20, 1998, the NHPUC petitioned the New Hampshire Supreme Court to review two issues regarding the Rate Agreement; (i) whether the Rate Agreement creates private rights which would allow PSNH to seek damages under a contract theory if PSNH receives less than the full amount it claims as strandable costs under the Rate Agreement, and (ii) if yes, against whom and under what conditions such rights be enforceable. The Supreme Court first must determine whether it will accept the NHPUC's petition.

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

On February 20, 1998, PSNH forwarded a settlement offer to representatives from the state of New Hampshire that was consistent with PSNH's proposal in the rehearing proceedings, including among other things, a 20 percent rate reduction at the beginning of 1999, an auction of PSNH's non nuclear generating units and securitization of approximately $1.15 billion of PSNH's stranded costs.

See the "Notes to Financial Statements," Note 10A, for the potential accounting impacts of restructuring.

RATE MATTERS
PSNH's Rate Agreement provided for seven base rate increases and a comprehensive fuel and purchased power adjustment clause (FPPAC). In June 1996, the final base rate increase of 5.5 percent went into effect. Although the FPPAC continues for an additional four years beyond the end of the fixed rate period, there is uncertainty regarding how it will continue to function. The costs associated with purchases by PSNH from certain non-utility generators (NUGs) at prices above the level assumed in rates are deferred and recovered through the FPPAC. At December 31, 1997, NUG deferrals totaled approximately $173 million.

On May 2, 1997, PSNH made a rate filing with the NHPUC requesting base rates to remain at their current level after May 31, 1997. By order dated November 6, 1997, the NHPUC ordered a temporary rate reduction for PSNH at a revenue level
6.87 percent lower than current rates. The NHPUC also set an interim return on equity of 11 percent. The temporary rates became effective December 1, 1997. A final decision, which will be reconciled to July 1, 1997, is not expected to be issued until September, 1998. A portion of this reduction was offset by an increase to rates through the FPPAC.

On February 10, 1998, the NHPUC ordered an FPPAC rate for the period December 1, 1997 through May 31, 1998, which increased customer bills by approximately 6 percent. Prior to this increase, the FPPAC rate had been a credit to reflect a customer refund ordered by the NHPUC beginning in June 1996. This rate continues to defer recovery of a substantial portion of costs for the future.
In addition, recovery of the Seabrook deferred return (approximately $127 million annually) is scheduled to begin in June 1998. On March 13, 1998, PSNH filed a proposed change to its rates, effective June 1, 1998. Public hearings on the proposed rate change are scheduled to take place in May 1998.

The NHPUC also confirmed in its February 10, 1998 decision that it would disallow approximately $3 million in replacement power costs related to outages at Connecticut Yankee, Maine Yankee and Vermont Yankee and require PSNH to set aside $10 million as a reserve for potential overpayments due to the fact that PSNH has not required small power producers to reduce deliveries during so-called "light-loading" periods, pending the NHPUC's review of this matter. The decision also alleges various breaches of the Rate Agreement and ordered PSNH to meet with the State to discuss these matters. Finally, the decision indicated that the NHPUC would open a proceeding to review whether the proceeds from the sale of steam generators (approximately $20.9 million for NAEC's share) related to the canceled Unit II at Seabrook station should flow through rates to reduce customer bills.

See the "Notes to Financial Statements," Note 1K, for further information on the FPPAC.

LIQUIDITY AND CAPITAL RESOURCES
Cash provided from operations decreased approximately $44 million in 1997, compared to 1996, primarily due to lower recoveries through the FPPAC as a result of a customer refund ordered by the NHPUC and higher costs due to the Seabrook outage that are not being recovered currently, partially offset by higher working capital. Cash used for financing activities decreased approximately $116 million in 1997, compared to 1996, due primarily to the repayment of long-term debt in 1996, partially offset by the higher payment of cash dividends on common stock and the repayment of preferred stock in 1997. Cash used for investments decreased approximately $21 million in 1997, compared to 1996, primarily due to a decrease in investments in the NU system Money Pool.

PSNH has a $125 million revolving credit agreement that will expire in April 1999. At December 31, 1997 there were no borrowings under the facility.

PSNH has a first mortgage bond maturity of $170 million, plus accrued interest, on May 14, 1998. PSNH expects to meet that maturity with cash on hand and borrowing under the revolving credit agreement.

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

NUCLEAR PERFORMANCE
MILLSTONE 3
PSNH has a 2.85 percent joint ownership interest in Millstone 3. Millstone 3 has been out of service since March 30, 1996.

Subsequent to its January 31, 1996, announcement that Millstone had been placed on its watch list, the NRC has stated that the unit cannot return to service until independent, third party verification teams have reviewed the actions taken to improve the design, configuration and employee concerns issues that prompted the NRC to place the unit on its watch list. The actual date of the return to service for the unit is dependent upon the completion of independent inspections, reviews by the NRC and a vote by the NRC commissioners.

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

To date, PSNH's costs related to the Millstone 3 outage have not had a material impact on the company's financial position or results of operations. Management expects that, under its current planning assumptions, Millstone 3's outage-related costs will continue to be immaterial to the company's results of operations.

SEABROOK
PSNH is obligated to purchase North Atlantic Energy Corporation's (NAEC) 35.98-percent share of the capacity and output generated by Seabrook 1(Seabrook) under the Seabrook Power Contract for a period equal to the length of the NRC full-power operating license for Seabrook (through 2026) whether or not Seabrook is operating and without regard to the cost of alternative sources of power. North Atlantic Energy Service Corporation is the managing agent and operates Seabrook.

Seabrook operated at a capacity factor of 78.3 percent through December 1997, compared to 96.8 percent for the same period in 1996. The lower 1997 capacity factor is due primarily to the 50-day scheduled refueling and maintenance outage which began on May 10, 1997, and an unplanned outage that began on December 5, 1997. The unplanned outage occurred when the unit was shut down to repair leaks in a three inch stainless steel pipe in the residual heat removal system. The pipe was replaced, but problems were subsequently discovered in the control building air conditioning system. Design changes were implemented and the plant returned to service on January 16, 1998.

DECOMMISSIONING
CONNECTICUT YANKEE
PSNH has a 5 percent ownership interest in the Connecticut Yankee nuclear generating facility (CY or the plant). On December 4, 1996, the Board of Directors of Connecticut Yankee Atomic Power Company voted unanimously to cease permanently the production of power at the plant. The decision to retire CY from commercial operation was based on an economic analysis of the costs of operating it compared to the costs of closing it and incurring replacement power costs over the remaining period of the plant's operating license, which would have expired in 2007. The economic analysis showed that closing the plant and incurring replacement power costs produced substantial savings.

CY has undertaken a number of regulatory filings intended to implement the decommissioning. In late December 1996, CY filed an amendment to its power contracts with the FERC to clarify the obligations of its purchasing utilities following the decision to cease power production. At December 31, 1997, PSNH's share of these obligations was approximately $31 million, including the cost of decommissioning and the recovery of existing assets. Management expects that PSNH will continue to be allowed to recover such FERC approved costs from their customers. Accordingly, PSNH has recognized its share of the estimated costs as a regulatory asset, with a corresponding obligation, on its balance sheets.

MAINE YANKEE
PSNH has a 5 percent ownership interest in the Maine Yankee (MY) nuclear generating facility. On August 6, 1997, the Board of Directors of Maine Yankee Atomic Power Company (MYAPC) voted unanimously to retire MY. On January 14, 1998, FERC released a draft order on the MYAPC application to amend its power contracts with the owner/purchasers and revise its decommissioning and other charges. FERC has accepted the proposed application for filing and made the amendments and the proposed charges under the contracts effective on January 15, 1998, subject to refund after hearings. At December 31, 1997, PSNH's share of the estimated remaining obligation, including decommissioning amounted to approximately $43 million. Under the terms of the contracts with MYAPC, the shareholders' sponsor companies, including PSNH, are responsible for their proportionate share of the costs of the unit, including decommissioning. Management expects that PSNH will be allowed to recover these costs from its customers. Accordingly, PSNH has recognized these costs as a regulatory asset, with a corresponding obligation on its balance sheet.

MILLSTONE AND SEABROOK
PSNH's estimated cost to decommission its 2.85 percent share of Millstone 3 and NAEC's 35.98 share of Seabrook is approximately $16 million and $170 million, respectively, in year end 1997 dollars. These costs are being recognized over the lives of the respective units with a portion currently being recovered through rates. Under the terms of the Rate Agreement, the company is obligated to pay NAEC's share of Seabrook's decommissioning costs, even if the unit is shut down prior to the expiration of its operating license. As of December 31, 1997, the market value of the contributions already made to the Millstone 3 and Seabrook decommissioning trusts, including their investment returns, was approximately $4 million and $26 million, respectively.

See the "Notes to Financial Statements," Note 4, for further information on nuclear decommissioning, including PSNH's share of costs to decommission the other regional nuclear generating units.

ENVIRONMENTAL MATTERS
PSNH is potentially liable for environmental cleanup costs at a number of sites inside and outside its service territory. To date, the future estimated environmental remediation liability has not been material with respect to the earnings or financial position of PSNH. At December 31, 1997, PSNH had recorded an environmental reserve of approximately $5.6 million. See the "Notes to Financial Statements" Note 10C, for further information on environmental matters.

YEAR 2000 ISSUE
The Year 2000 issue exists because many computer systems and applications currently use two-digit date fields to designate a year. As the change of the century occurs, date-sensitive systems may recognize the year 2000 as 1900, or not recognize it at all. This inability to recognize or properly treat the year 2000 may cause NU systems to process critical financial and operational information incorrectly. The company has assessed and continues to assess the impact of the Year 2000 issue on its operating and reporting systems. The assessment of the nuclear operating systems is continuing and is expected to be completed in the summer of 1998.

The NU System will utilize both internal and external resources to reprogram or replace, and test the software for Year 2000 modifications. The total estimated remaining cost of the Year 2000 project is $37 million and is being funded through operating cash flows. This estimate does not include any costs for the replacement or repair of equipment or devices that may be identified during the assessment process. The majority of these costs will be expensed as incurred over the next two years. To date, the NU system has incurred and expensed approximately $4 million related to the assessment of, and preliminary efforts in connection with, its Year 2000 project.

The costs of the project and the date on which the company plans to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ materially from those plans. If the NU system's remediation plan is not successful, there could be a significant disruption of the NU system's operations.


RESULTS OF OPERATIONS

                                             Income Statement Variances
                                                Increase/(Decrease)
                                                Millions of Dollars
                                 1997 over/(under) 1996   1996 over/(under) 1995


                                    Amount      Percent      Amount      Percent


Operating revenues                   ($2)         -  %        $130         13%

Fuel, purchased and net
  interchange power                  (30)         (8)          100         39
Other operation                       41          12            14          4
Maintenance                           (7)        (16)            3          8
Other, net                            (7)        (92)            5         (a)
Interest on long-term debt            (6)        (11)          (19)       (25)
Other interest expense                (3)        (91)            3         (a)

Net income                            (4)         (5)           14         16

(a) Percent greater than 100



OPERATING REVENUES
Total operating revenues decreased in 1997 primarily due to lower fuel recoveries, partially offset by higher retail revenues. Fuel recoveries decreased approximately $12 million, primarily due to the customer refund ordered by the NHPUC. Retail revenues increased approximately $9 million, primarily due to the June 1996 rate increase, partially offset by the December 1997 rate decrease and higher price discounts to retain customers. Retail sales were essentially unchanged.

Total operating revenues increased in 1996, primarily due to higher fuel recoveries, regulatory decisions, and other retail revenues. Fuel recoveries increased $112 million, primarily due to revenues resulting from the intercompany allocation of energy costs to NU affiliated companies ($125 million) and higher base fuel revenues primarily as a result of the June 1996 and 1995 retail-rate increases, partially offset by lower FPPAC revenues as a result of a customer refund ordered by the NHPUC. Revenues related to regulatory decisions increased $8 million, primarily due to the retail-rate increases. Other retail revenues increased $10 million primarily due to sales growth and other revenue sources. Retail sales increased 0.4 percent ($2 million), primarily due to economic growth in 1996, partially offset by milder weather in 1996.

FUEL EXPENSE
Fuel, purchased and net interchange power expense decreased in 1997, primarily due to the timing in the recognition of fuel expenses under the FPPAC, partially offset by higher purchased power costs.

Fuel, purchased and net interchange power expense increased in 1996, primarily due to higher purchased power costs and the timing in the recognition of fuel expenses under the FPPAC.

OTHER OPERATION AND MAINTENANCE EXPENSE
Other operation and maintenance expense increased in 1997 primarily due to higher capacity charges under the Seabrook Power Contract as a result of the scheduled May 1997 refueling and maintenance outage and the unplanned December 1997 outage ($23 million), higher capacity purchases from NHEC ($11 million), higher capacity charges from MY ($4 million) and higher costs for PSNH's share of Millstone 3 ($2 million), partially offset by lower fossil costs ($4 million) and lower administration and sales costs ($3 million).

Other operation and maintenance expenses increased in 1996, primarily due to higher storm costs, higher employee benefit costs, higher capacity charges under the Seabrook Power Contracts and higher marketing costs.

OTHER, NET
Other, net decreased in 1997 and increased in 1996, primarily due to the deferral in 1996 of interest expense ($5 million) associated with the FPPAC refund.

INTEREST ON LONG-TERM DEBT
Interest on long-term debt decreased in 1997 and 1996, primarily due to the repayment of the $172.5 million Series A first-mortgage bond in May 1996.

OTHER INTEREST EXPENSE
Other interest expense decreased in 1997 and increased in 1996, primarily due to 1996 interest expense ($5 million) associated with the FPPAC refund.





Public Service Company of New Hampshire


SELECTED FINANCIAL DATA (a)



                           Jan. 1, 1997       Jan. 1, 1996       Jan. 1, 1995
                                to                 to                 to
For the Periods            Dec. 31, 1997      Dec. 31, 1996      Dec. 31, 1995


                                          (Thousands of Dollars)

Operating Revenues........    $1,108,459         $1,110,169         $  979,971

Operating Income..........       144,274            155,195            155,628

Net Income ...............        92,422             96,902             83,255

Cash Dividends on
  Common Stock............        85,000             52,000             52,000


At                         Dec. 31, 1997      Dec. 31, 1996      Dec. 31, 1995



Total Assets..............    $2,837,159         $2,851,212         $2,920,487

Long-Term Debt (b)........       686,485            686,485            858,985

Preferred Stock
  Subject to Mandatory
  Redemption(b)...........       100,000            125,000            125,000

Obligations Under
  Seabrook Power
  Contracts and Other
  Capital Leases(b).......       921,813            914,617            915,288




(a) Reclassifications of prior data have been made to conform with the current presentation.
(b)  Includes portions due within one year.





Public Service Company of New Hampshire


SELECTED FINANCIAL DATA


                           Jan. 1, 1994              Jan. 1, 1993
                                to                        to
For the Periods            Dec. 31, 1994             Dec. 31, 1993


                                   (Thousands of Dollars)

Operating Revenues........      $922,039                  $864,415

Operating Income..........       152,086                   124,710

Net Income ...............        77,444                    52,237


Cash Dividends on
  Common Stock............          -                         -


At                         Dec. 31, 1994              Dec. 31, 1993

                                   (Thousands of Dollars)

Total Assets..............    $2,845,967                 $2,774,511

Long-Term Debt (b)........       999,985                  1,093,895

Preferred Stock
  Subject to Mandatory
  Redemption(b)...........       125,000                    125,000

Obligations Under
  Seabrook Power
  Contracts and Other
  Capital Leases(b).......       887,967                    856,559




Public Service Company of New Hampshire



STATISTICS

                                            Average
         Gross Electric                      Annual
         Utility Plant                      Use Per
          December 31,       kWh        Residential     Electric
         (Thousands of      Sales         Customer     Customers     Employees
          Dollars)(a)     (Millions)       (kWh)       (Average)   (December 31)


1997      $2,312,628      13,340         6,528         407,642        1,254
1996       2,382,009      13,601         6,567         407,082        1,279
1995       2,469,474      11,001         6,524(c)      406,077        1,325
1994       2,521,960      11,008         6,768         400,775        1,374
1993       2,590,644      11,146         6,817         397,277        1,426


STATEMENTS OF QUARTERLY FINANCIAL DATA (Unaudited)

                                                   Quarter Ended (b)

1997                       March 31        June 30       Sept.30        Dec. 31


Operating Revenues.......  $278,321       $257,098      $285,390       $287,650


Operating Income.........  $ 45,010       $ 34,062      $ 32,322       $ 32,880


Net Income...............  $ 32,529       $ 21,161      $ 19,056       $ 19,676




1996                       March 31         June 30       Sept.30       Dec. 31


Operating Revenues.......  $269,540        $261,897      $296,719      $282,013


Operating Income.........  $ 44,668        $ 42,156      $ 46,934      $ 21,437


Net Income...............  $ 28,545        $ 23,986      $ 30,646      $ 13,725



(a) Includes reclassification of the unamortized acquisition costs to gross utility plant.
(b) Reclassifications of prior data have been made to conform with the current presentation.
(c) Effective January 1, 1996, the amounts shown reflect billed and unbilled sales. 1995 has been restated to reflect this change.