Form 10-K, Exhibit 13
period 1997-12-31
NORTHEAST UTILITIES SYSTEM; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1998-03-19
CIK 72741, 23426, 106170, 315256, 880416

1997 Annual Report

                       North Atlantic Energy Corporation

                                     Index


Contents                                                               Page


Balance Sheets...................................................        2

Statements of Income.............................................        4

Statements of Cash Flows.........................................        5

Statements of Common Stockholder's Equity........................        6

Notes to Financial Statements....................................        7

Report of Independent Public Accountants.........................       24

Management's Discussion and Analysis of Financial
  Condition and Results of Operations............................       26

Selected Financial Data..........................................       32

Statistics.......................................................       32

Statements of Quarterly Financial Data...........................       32

Bondholder Information...........................................   Back Cover





                                   PART I.  FINANCIAL INFORMATION

NORTH ATLANTIC ENERGY CORPORATION

BALANCE SHEETS


-----------------------------------------------------------------------------------------
At December 31,                                                   1997           1996
-----------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
ASSETS
------

Utility Plant, at original cost:
  Electric (Note 1G)......................................   $    779,111   $    775,794

     Less: Accumulated provision for depreciation.........        143,778        124,530
                                                             -------------  -------------
                                                                  635,333        651,264
  Construction work in progress...........................          4,616          8,887
  Nuclear fuel, net.......................................         27,413         31,765
                                                             -------------  -------------
      Total net utility plant.............................        667,362        691,916
                                                             -------------  -------------

Other Property and Investments:
  Nuclear decommissioning trusts, at market...............         26,547         19,744
                                                             -------------  -------------
                                                                   26,547         19,744
                                                             -------------  -------------

Current Assets:
  Cash....................................................             13            299
  Special deposits........................................           -             7,039
  Receivables from affiliated companies...................         25,695         16,422
  Taxes receivable........................................          4,613           -
  Materials and supplies, at average cost.................         13,003         13,093
  Prepayments and other...................................          4,220          4,302
                                                             -------------  -------------
                                                                   47,544         41,155
                                                             -------------  -------------


Deferred Charges:
  Regulatory assets (Note 1H).............................        269,484        259,881
  Unamortized debt expense................................          3,702          4,692
                                                             -------------  -------------
                                                                  273,186        264,573
                                                             -------------  -------------





      Total Assets........................................   $  1,014,639   $  1,017,388
                                                             =============  =============

The accompanying notes are an integral part of these financial statements.








NORTH ATLANTIC ENERGY CORPORATION

BALANCE SHEETS


-----------------------------------------------------------------------------------------
At December 31,                                                   1997           1996
-----------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------

Capitalization:
  Common stock--$1 par value. Authorized
   and outstanding 1,000 shares..........................    $          1   $          1
  Capital surplus, paid in................................        160,999        160,999
  Retained earnings.......................................         58,702         53,749
                                                             -------------  -------------
           Total common stockholder's equity..............        219,702        214,749
  Long-term debt..........................................        475,000        495,000
                                                             -------------  -------------
           Total capitalization...........................        694,702        709,749
                                                             -------------  -------------


Current Liabilities:
  Notes payable to affiliated company.....................          9,950          2,500
  Long-term debt--current portion.........................         20,000         20,000
  Accounts payable........................................          7,912         20,714
  Accounts payable to affiliated companies................          6,040          5,073
  Accrued interest........................................          3,025          2,888
  Accrued taxes...........................................           -             3,486
  Other...................................................          1,055            271
                                                             -------------  -------------
                                                                   47,982         54,932
                                                             -------------  -------------



Deferred Credits:
  Accumulated deferred income taxes.......................        216,701        196,650
  Deferred obligation to affiliated company (Note 6)......         32,472         33,284
  Other...................................................         22,782         22,773
                                                             -------------  -------------
                                                                  271,955        252,707
                                                             -------------  -------------


Commitments and Contingencies (Note 7)



                                                             -------------  -------------
           Total Capitalization and Liabilities...........   $  1,014,639   $  1,017,388
                                                             =============  =============

The accompanying notes are an integral part of these financial statements.




NORTH ATLANTIC ENERGY CORPORATION
STATEMENTS OF INCOME



------------------------------------------------------------------------------------
For the Years Ended December 31,                       1997       1996       1995
------------------------------------------------------------------------------------
                                                          (Thousands of Dollars)

Operating Revenues................................. $ 192,381  $ 162,152  $ 157,183
                                                    ---------- ---------- ----------
Operating Expenses:
  Operation --
     Fuel..........................................    13,405     15,013     12,030
     Other.........................................    39,091     34,356     36,737
  Maintenance......................................    24,146      9,154     12,442
  Depreciation.....................................    25,170     24,056     23,406
  Amortization of regulatory assets, net...........     6,270       -          -
  Federal and state income taxes (Note 5)..........    14,845     12,341     10,187
  Taxes other than income taxes....................    12,393     12,343     10,987
                                                    ---------- ---------- ----------
        Total operating expenses...................   135,320    107,263    105,789
                                                    ---------- ---------- ----------
Operating Income...................................    57,061     54,889     51,394
                                                    ---------- ---------- ----------

Other Income:
  Deferred Seabrook return--other funds............     7,205      7,700      9,405
  Other, net.......................................      (747)     1,200      1,556
  Income taxes.....................................     4,394      5,052      2,776
                                                    ---------- ---------- ----------
        Other income, net..........................    10,852     13,952     13,737
                                                    ---------- ---------- ----------
        Income before interest charges.............    67,913     68,841     65,131
                                                    ---------- ---------- ----------
Interest Charges:
  Interest on long-term debt.......................    50,722     52,414     62,721
  Other interest...................................       649       (697)      (519)
  Deferred Seabrook return--borrowed funds.........   (13,411)   (14,948)   (21,512)
                                                    ---------- ---------- ----------
        Interest charges, net......................    37,960     36,769     40,690
                                                    ---------- ---------- ----------

Net Income......................................... $  29,953  $  32,072  $  24,441
                                                    ========== ========== ==========


The accompanying notes are an integral part of these financial statements.




NORTH ATLANTIC ENERGY CORPORATION

STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                   1997        1996        1995
--------------------------------------------------------------------------------------------------
                                                                      (Thousands of Dollars)
Operating Activities:
  Net Income.................................................. $   29,953  $   32,072  $   24,441
  Adjustments to reconcile to net cash
   from operating activities:
    Depreciation..............................................     25,170      24,056      23,406
    Amortization of nuclear fuel..............................     10,705      11,668       9,183
    Deferred income taxes and investment tax credits, net.....     22,649      15,749      46,114
    Deferred return - Seabrook................................    (20,616)    (22,648)    (30,917)
    Sale of Seabrook 2 steam generator........................       -         20,931        -
    Loss on reacquired debt...................................       -           -        (31,886)
    Other sources of cash.....................................     11,052       9,175       2,957
    Other uses of cash........................................     (2,224)     (2,582)     (3,375)
  Changes in working capital:
    Receivables...............................................     (9,273)      2,270      (4,709)
    Materials and supplies....................................         90        (824)     (2,233)
    Accounts payable..........................................    (11,835)     19,509       2,167
    Accrued taxes.............................................     (3,486)      2,140         (93)
    Other working capital (excludes cash).....................      3,429      (7,675)    (12,161)
                                                               ----------- ----------- -----------
Net cash flows from operating activities......................     55,614     103,841      22,894
                                                               ----------- ----------- -----------

Financing Activities:
  Issuance of long-term debt..................................       -           -        225,000
  Net increase/(decrease) in short-term debt..................      7,450      (5,500)      8,000
  Reacquisitions and retirements of long-term debt............    (20,000)    (45,000)   (225,000)
  Cash dividends on common stock..............................    (25,000)    (38,000)    (24,000)
                                                               ----------- ----------- -----------
Net cash flows used for financing activities..................    (37,550)    (88,500)    (16,000)
                                                               ----------- ----------- -----------

Investment Activities:
  Investment in plant:
    Electric utility plant....................................     (6,606)     (5,921)     (6,906)
    Nuclear fuel..............................................     (6,147)    (15,752)    (16,609)
                                                               ----------- ----------- -----------
  Net cash flows used for investments in plant................    (12,753)    (21,673)    (23,515)
  NU System Money Pool........................................       -          2,500      26,250
  Investment in nuclear decommissioning trusts................     (5,597)     (4,404)     (3,824)
  Other investment activities, net............................       -            222        -
                                                               ----------- ----------- -----------
Net cash flows used for investments...........................    (18,350)    (23,355)     (1,089)
                                                               ----------- ----------- -----------
Net (Decrease)/Increase In Cash For The Period................       (286)     (8,014)      5,805
Cash - beginning of period....................................        299       8,313       2,508
                                                               ----------- ----------- -----------
Cash - end of period.......................................... $       13  $      299  $    8,313
                                                               =========== =========== ===========

Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized........................ $   45,297  $   46,322  $   73,923
                                                               =========== =========== ===========
  Income taxes................................................ $     -     $  (13,160) $  (36,679)
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







NORTH ATLANTIC ENERGY CORPORATION

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

-----------------------------------------------------------------------------------
                                                     Capital    Retained
                                           Common    Surplus,   Earnings
                                           Stock     Paid In      (a)      Total
-----------------------------------------------------------------------------------
                                                   (Thousands of Dollars)

Balance at January 1, 1995 ............. $       1  $ 160,999  $ 59,236  $ 220,236

    Net income for 1995.................                         24,441     24,441
    Cash dividends on common stock......                        (24,000)   (24,000)
                                         ---------- ---------- --------- ----------

Balance at December 31, 1995............         1    160,999    59,677    220,677

    Net income for 1996.................                         32,072     32,072
    Cash dividends on common stock......                        (38,000)   (38,000)
                                         ---------- ---------- --------- ----------

Balance at December 31, 1996............         1    160,999    53,749    214,749

    Net income for 1997.................                         29,953     29,953
    Cash dividends on common stock......                        (25,000)   (25,000)
                                         ---------- ---------- --------- ----------

Balance at December 31, 1997............ $       1  $ 160,999  $ 58,702  $ 219,702
                                         ========== ========== ========= ==========









(a) All retained earnings are available for distribution, plus an allowance of $10 million.



The accompanying notes are an integral part of these financial statements.







1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A.  ABOUT NORTH ATLANTIC ENERGY CORPORATION
         North Atlantic Energy Corporation (NAEC or the company), The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH), Western Massachusetts Electric Company (WMECO), and Holyoke Water Power Company (HWP), are the operating subsidiaries comprising the Northeast Utilities system (the NU system) and are wholly owned by Northeast Utilities (NU).

         The NU system furnishes franchised retail electric service in Connecticut, New Hampshire, and western Massachusetts through CL&P, PSNH, WMECO, and HWP. NAEC sells all of its entitlement to the capacity and output of the Seabrook nuclear power plant, (Seabrook, a 1,148-megawatt nuclear generating unit) to PSNH. In addition to its franchised retail service, the NU system furnishes firm and other wholesale electric services to various municipalities and other utilities, and participates in limited retail access programs, providing off-system retail electric service. The NU system serves about 30 percent of New England's electric needs and is one of the 25 largest electric utility systems in the country as measured by revenues.

         Other wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing and other services to the NU system companies. North Atlantic Energy Service Corporation (NAESCO) acts as agent for NAEC and CL&P and has operational responsibility for Seabrook. Northeast Nuclear Energy Company (NNECO) acts as agent for the NU system companies and other New England utilities in operating the Millstone nuclear generating facilities.

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

         For information regarding proposed changes in the nature of industry regulation, see Note 7A, "Commitments and Contingencies - Restructuring and Rate Matters."

     D.  NEW ACCOUNTING STANDARDS
         The Financial Accounting Standards Board (FASB) issued a new accounting standard in February 1997: Statement of Financial Accounting Standards
         (SFAS) 129, "Disclosure of Information about Capital Structure." SFAS 129 establishes standards for disclosing information about an entity's capital structure. NAEC's current disclosures are consistent with the requirements of SFAS 129.

         During June 1997, the FASB issued SFAS 130, "Reporting Comprehensive Income." SFAS 130 establishes standards for the reporting and disclosure of comprehensive income. To date, NAEC has not had material transactions that would be required to be reported as comprehensive income. Management believes that the implementation of SFAS 130 will not have a material impact on NAEC's current disclosures.

     E.  JOINTLY OWNED ELECTRIC UTILITY PLANT
         NAEC has a 35.98 percent joint-ownership interest in Seabrook which includes the 0.4 percent ownership interest in Seabrook 1 which NAEC acquired from Vermont Electric Generation and Transmission Cooperative in February 1994. NAEC sells all of its share of the power generated by Seabrook to PSNH under two long-term contracts (the Seabrook Power Contracts). As of December 31, 1997 and 1996, plant-in-service included approximately $723.2 million and $718.7 million, respectively, and the accumulated provision for depreciation included approximately $116.1 million and $102.0 million, respectively, for NAEC's share of Seabrook 1. NAEC's share of Seabrook 1 expenses is included in the corresponding operating expenses on the accompanying Statements of Income.

     F.  DEPRECIATION
         The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency. Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.5 percent in 1997, 3.4 percent in 1996 and
         3.3 percent in 1995. See Note 2, "Nuclear Decommissioning," for additional information on nuclear plant decommissioning.

     G.  SEABROOK POWER CONTRACTS
         PSNH and NAEC have entered into two power contracts that obligate PSNH to purchase NAEC's 35.98 percent ownership of the capacity and output of Seabrook 1 for the term of Seabrook 1's Nuclear Regulatory Commission (NRC) operating license. Under these contracts, PSNH is obligated to pay NAEC's cost of service during this period, regardless if Seabrook 1 is operating. NAEC's cost of service includes all of its Seabrook-related costs, including operation and maintenance (O&M) expenses, fuel expense, income and property tax expense, depreciation expense, certain overhead and other costs and a return on its allowed investment.

         The Seabrook Power Contracts established the value of the initial investment in Seabrook (initial investment) at $700-million. As prescribed by the 1989 rate agreement with the State of New Hampshire (Rate Agreement), as of May 1, 1996, NAEC phased into rates 100 percent of the recoverable portion of its investment in Seabrook 1. From
         June 5, 1992 (the date NU acquired PSNH and NAEC acquired Seabrook 1 from PSNH - the Acquisition Date) through November 1997, NAEC recorded $203.9 million of deferred return on its investment in Seabrook 1. At November 30, 1997, NAEC's utility plant included $84.1 million of deferred return that was transferred as part of the Seabrook plant assets to NAEC on the Acquisition Date. Beginning on December 1, 1997, the deferred return, including the portion transferred to NAEC is currently being billed through the Seabrook Power Contracts to PSNH, and will be fully recovered from customers by May 2001. NAEC is depreciating its initial investment over the term of Seabrook 1's operating license (39 years), and any subsequent plant additions are depreciated on a straight-line basis over the remaining term of the Seabrook Power Contracts at the time the subsequent additions are placed in service.

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

     H.  REGULATORY ACCOUNTING AND ASSETS
         The accounting policies of the company and the accompanying financial statements conform to generally accepted accounting principles applicable to rate-regulated enterprises and reflect the effects of the ratemaking process in accordance with SFAS 71, "Accounting for the Effects of Certain Types of Regulation." Assuming a cost-of-service based regulatory structure, regulators may permit incurred costs, normally treated as expenses, to be deferred and recovered through future revenues. Through their actions, regulators also may reduce or eliminate the value of an asset, or create a liability. If any portion of the company's operations no longer were subject to the provisions of SFAS 71, as a result of a change in the cost-of-service based regulatory structure or the effects of competition, the company would be required to write off all of its related regulatory assets and liabilities unless there is a formal transition plan which provides for the recovery, through established rates, for the collection of approved stranded costs and to maintain the cost-of-service basis for the remaining regulated operations. At the time of transition, NAEC would be required to determine any impairment to the carrying costs of deregulated plant and inventory assets.

         The issue of restructuring the electric utility industry in New Hampshire is currently the focus of negotiations and proceedings within the federal and state court systems. The outcome of these court proceedings will impact NAEC due to NAEC's contractual relationship with PSNH through the Seabrook Power Contracts. However, management believes that NAEC's use of regulatory accounting remains appropriate while this issue remains in litigation.

         For more information on NAEC's regulatory environment and the potential impacts of restructuring, see Note 7A, "Commitments and Contingencies - Restructuring and Rate Matters," and Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

         SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires the evaluation of long-lived assets, including regulatory assets, for impairment when certain events occur or when conditions exist that indicate the carrying amounts of assets may not be recoverable. SFAS 121 requires that any long-lived assets which are no longer probable of recovery through future revenues be revalued based on estimated future cash flows.
         If this revaluation is less than the book value of the asset, an impairment loss would be charged to earnings. SFAS 121 did not have a material impact on the company's financial position or results of operations as of December 31, 1997. Management continues to believe that it is probable that the company will recover its investments in long-lived assets through future revenues. This conclusion may change in the future as the implementation of restructuring plans within New Hampshire will subject NAEC to competitive market conditions. As a result, NAEC will be required to assess the carrying amounts of its long-lived assets in accordance with SFAS 121.

         The components of NAEC's regulatory assets are as follows:

         At December 31,                                1997           1996
                                                      (Thousands of Dollars)


         Deferred costs-Seabrook 1
           (Note 1K)............................      $199,753       $185,078
         Income taxes, net (Note 1I)............        48,736         47,185
         Recoverable energy costs (Note 1J).....         2,057          2,217
         Unamortized loss on reacquired
           debt.................................        18,938         25,401

                                                      $269,484       $259,881



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

         The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, which give rise to the accumulated deferred tax obligation is as follows:

         At December 31,                                1997           1996
                                                       (Thousands of Dollars)

         Accelerated depreciation and
           other plant-related differences .....      $159,251       $136,234
         Regulatory assets - income tax
           gross up ............................        17,094         16,516
         Other .................................        40,356         43,900

                                                      $216,701       $196,650




     J.  RECOVERABLE ENERGY COSTS
         Under the Energy Policy Act of 1992 (Energy Act), NAEC is assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (D&D assessment). The Energy Act requires that regulators treat D&D assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates, like any other fuel cost. NAEC is currently recovering these costs through the Seabrook Power Contracts. As of December 31, 1997, NAEC's total D&D deferral was approximately $2.0 million.

     K.  DEFERRED COST - SEABROOK 1
         As prescribed by the Rate Agreement as of May 1, 1996, NAEC phased into rates 100 percent of the recoverable portion of its investment in Seabrook 1. This plan is in compliance with SFAS 92, "Regulated Enterprises - Accounting for Phase-In Plans." See Note 1G, "Summary of Significant Accounting Policies - Seabrook Power Contracts," for terms of Seabrook 1's phase-in. See Note 7A, "Commitments and Contingencies - Restructuring and Rate Matters," for the possible impacts of the NHPUC's decision related to industry restructuring.

     L.  MARKET RISK-MANAGEMENT POLICIES
         NAEC utilizes market risk-management instruments to hedge well-defined risks associated with variable interest rates. To qualify for hedge treatment, the underlying hedged item must expose the company to risks associated with market fluctuations and the market risk-management instrument used must be designated as a hedge and must reduce the company's exposure to market fluctuations throughout the period.

         Amounts receivable or payable under interest-rate management instruments are accrued and offset against interest expense. NAEC does not use market risk-management instruments for speculative purposes. For further information, see Note 8, "Market Risk Management."

     M.  SPENT NUCLEAR FUEL
         Under the Nuclear Waste Policy Act of 1982, NAEC must pay the United States Department of Energy (DOE) for the disposal of spent nuclear fuel and high-level radioactive waste. The DOE is responsible for the selection and development of repositories for, and the disposal of, spent nuclear fuel and high-level radioactive waste. Fees for nuclear fuel burned on or after April 7, 1983, are billed currently to customers and paid to the DOE on a quarterly basis.

         The DOE was originally scheduled to begin accepting delivery of spent fuel in 1998. However, delays in identifying a permanent storage site have continually postponed plans for the DOE's long-term storage and
         disposal site.   Extended delays or a default by the DOE could lead to
         consideration of costly alternatives. The company has primary responsibility for the interim storage of its spent nuclear fuel. Current capability to store spent fuel at Seabrook is estimated to be adequate until the year 2010. Meeting spent fuel storage requirements beyond this period could require new and separate storage facilities, the costs for which have not been determined.

         In November 1997, the U.S. District Court of Appeals for the D.C. Circuit ruled that the lack of an interim storage facility does not excuse the DOE from meeting its contractual obligation to begin accepting spent nuclear fuel no later than January 31, 1998. Currently, the DOE has not taken the spent nuclear fuel as scheduled, and, as a result, may have to pay contract damages. The ultimate outcome of this legal proceeding is uncertain at this time.

2.   NUCLEAR DECOMMISSIONING
     The Seabrook 1 nuclear power plant has a service life that is expected to end in the year 2026. Upon retirement, this unit must be decommissioned. A current decommissioning study concluded that complete and immediate dismantlement at retirement continues to be the most viable and economic method of decommissioning Seabrook 1. Decommissioning studies are reviewed and updated periodically to reflect changes in decommissioning requirements, costs, technology and inflation.

     NAEC's 35.98 percent ownership of the estimated costs of decommissioning Seabrook 1, in year-end 1997 dollars, is $170.2 million. Seabrook 1 decommissioning costs will be increased annually by an escalation rate. Nuclear decommissioning costs are accrued over the expected service life of the unit and are included in depreciation expense on the Statements of Income. Nuclear decommissioning costs amounted to $4.5 million in 1997, $3.5 million in 1996, and $3.0 million in 1995. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation on the Balance Sheets. At December 31, 1997 and 1996, the balance in the accumulated reserve for depreciation amounted to $26.5 million and $19.7 million, respectively.

     Under the terms of the Rate Agreement, PSNH is obligated to pay NAEC's share of Seabrook 1's decommissioning costs, even if the unit is shut down prior to the expiration of its operating license. NAEC's portion of the cost of decommissioning Seabrook 1 is paid to an independent decommissioning financing fund managed by the state of New Hampshire. Funding of the estimated decommissioning costs assumes escalated collections for Seabrook 1 and after-tax earnings on the Seabrook decommissioning fund of 6.5 percent.

     As of December 31, 1997, NAEC (including payments made prior to the Acquisition Date by PSNH) had paid approximately $21.1 million into Seabrook 1's decommissioning financing fund. Earnings on the decommissioning financing fund increase the decommissioning trust balance and the accumulated reserve for depreciation. Unrealized gains and losses associated with the decommissioning financing fund also impact the balance of the trust and the accumulated reserve for depreciation.

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

     Proposed Accounting: The staff of the SEC has questioned certain current accounting practices of the electric utility industry, including NAEC, regarding the recognition, measurement and classification of decommissioning costs for nuclear generating units in the financial statements. In response to these questions, the FASB has agreed to review the accounting for closure and removal costs, including decommissioning. If current electric utility industry accounting practices for nuclear power plant decommissioning are changed, the annual provision for decommissioning could increase relative to 1997, and the estimated cost for decommissioning could be recorded as a liability (rather than as accumulated depreciation), with recognition of an increase in the cost of the related nuclear power plant. Management believes that NAEC will continue to be allowed to recover decommissioning costs through the Seabrook Power Contracts.

3.   SHORT-TERM DEBT

     The amount of short-term borrowings that may be incurred by NAEC is subject to periodic approval by either the SEC under the 1935 Act or by its state regulator. Under the SEC restrictions, NAEC was authorized, as of January 1, 1998, to incur short-term borrowings up to a maximum of $60 million.

     Money Pool: Certain subsidiaries of NU, including NAEC, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily Federal Funds rate. However, borrowings based on loans from NU parent bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. Effective during May 1997, NAEC became a full participant of the NU Money Pool. At December 31, 1997 and 1996, NAEC had $9.95 million and $2.5 million, respectively, of borrowings outstanding from the Pool. The interest rate on borrowings from the Pool at December 31, 1997 and 1996 was 5.8 percent and 6.3 percent, respectively.

     Maturities of NAEC's short-term debt obligations were for periods of three months or less.

     For further information on short-term debt, see the MD&A.

4.   LONG-TERM DEBT

     Details of long-term debt outstanding are:
                                                           December 31,

                                                        1997           1996
                                                      (Thousands of Dollars)
     First Mortgage Bonds:
      9.05% Series A, due 2002 .................     $295,000        $315,000
     Notes:
       Variable - Rate Facility, due 2000 ......      200,000         200,000
     Less:  Amounts due within one year ........       20,000          20,000

            Long-term debt, net ................     $475,000        $495,000


     Long-term debt maturities and cash sinking-fund requirements on debt outstanding at December 31, 1997 is $20 million for the year 1998, $70 million for 1999, $270 million for 2000, $70 million for 2001, and $65 million for 2002.

     Market risk management instruments with financial institutions effectively fix the interest rate on NAEC's $200 million variable-rate bank note at
     7.823 percent. For more information on the interest-rate management instruments, see Note 8, "Market Risk Management."

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


5.   INCOME TAX EXPENSE

     The components of the federal and state income tax provisions charged to operations are:


     For the Years Ended December 31,              1997       1996       1995
                                                    (Thousands of Dollars)
     Current income taxes:
       Federal ................................. $(11,890)  $(8,570)  $(38,703)
       State ...................................     (309)      110       -

      Total current.............................  (12,199)   (8,460)   (38,703)


     Deferred income taxes, net:
      Federal ..................................   21,528    14,884     41,885
      State ....................................    1,121       865      4,229

         Total deferred ........................   22,649    15,749     46,114


         Total income tax expense ..............  $10,450   $ 7,289   $  7,411



     The components of total income tax expense are classified as follows:



     For the Years Ended December 31,              1997       1996       1995
                                                    (Thousands of Dollars)

     Income taxes charged to operating
       expenses ................................ $14,844    $12,341    $10,187
     Other income taxes ........................  (4,394)    (5,052)    (2,776)

       Total income tax expense ................ $10,450    $ 7,289    $ 7,411



     Deferred income taxes are comprised of the tax effects of temporary differences as follows:


     For the Years Ended December 31,              1997       1996       1995
                                                    (Thousands of Dollars)

     Depreciation .............................. $20,823    $12,730    $24,444
     Alternative minimum tax ...................    -          -          -
     Bond redemptions ..........................  (2,351)    (2,359)    12,087
     Seabrook 1 return .........................   3,338      5,438      8,109
     Other .....................................     839        (60)     1,474

         Deferred income taxes, net ............ $22,649    $15,749    $46,114




     A reconciliation between income tax expense and the expected tax expense at the applicable statutory rate is as follows:


     For the Years Ended December 31,              1997       1996       1995
                                                    (Thousands of Dollars)


     Expected federal income tax
       at 35 percent of
       pretax income  .......................... $14,141    $13,776    $11,148
     Tax effect of differences:
       Depreciation ............................  (1,049)    (1,343)    (2,159)
       Deferred Seabrook 1 return ..............  (2,522)    (2,695)    (3,292)
       State income taxes,
         net of federal benefit ................     718        634      2,749
     Sale of Seabrook 2 steam
       generator ...............................    -        (2,516)      -
     Other, net ................................    (838)      (567)    (1,035)

     Total income tax expense .................. $10,450    $ 7,289    $ 7,411



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

     At the time PSNH transferred the deferred return to NAEC, it realized, for income tax purposes, a gain that is deferred under the consolidated income tax rules. Beginning December 1, 1997, this gain is being restored for income tax purposes as the deferred return of $50.9 million, and the associated income taxes of $33.2 million, are collected by NAEC through the Seabrook Power Contracts. As NAEC recovers the $33.2 million in years eight through ten of the Rate Agreement, it will be obligated to make corresponding payments to PSNH.

     See Note 1G, "Seabrook Power Contracts" for further information on the phase-in of the Seabrook power plant and see Note 7A, "Commitments and Contingencies - Restructuring and Rate Matters" for the possible impacts on NAEC from the NHPUC's decision related to industry restructuring.

7.   COMMITMENTS AND CONTINGENCIES

     A.  RESTRUCTURING AND RATE MATTERS
         New Hampshire: The 1996 restructuring legislation that the NHPUC is charged with implementing provides that the NHPUC may not adopt a restructuring plan that imposes a severe financial hardship on a
         utility.   Management believes that PSNH is entitled to full recovery of its prudently incurred costs, including regulatory assets and strandable costs. It bases this belief both on the general nature of public utility industry cost-of-service based regulation and the specific circumstances of the resolution of PSNH's previous bankruptcy proceedings and its acquisition by NU, including the recoveries provided by the Rate Agreement and related agreements.

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

         During 1997, a mediation process ended without a resolution. The District Court has suspended the procedural schedule associated with this court proceeding pending the resolution of appeals of certain preliminary rulings by the U.S. Circuit Court of Appeals for the First Circuit (First Circuit). On February 3, 1998, the First Circuit denied the appeals taken by would-be intervenors in PSNH's federal court proceeding concerning the NHPUC's final plan on restructuring. The First Circuit affirmed a previous court decision stating that the opposing interests in this case were adequately represented by the NHPUC or by PSNH. As a result of this decision, the proceedings in the District Court may resume. On February 17, 1998, the NHPUC filed a petition for rehearing with the First Circuit. The temporary restraining order issued by the District Court in March 1997 will remain in effect until further orders by either court.

         During 1997, the NHPUC reopened its proceeding to reconsider certain limited matters in its restructuring orders. The scope of the PSNH-specific re-hearing proceedings included alternative rate-setting methodologies proposed by the intervenors; to decide the appropriate methodology to be used to determine PSNH's interim stranded costs; and to set PSNH's interim stranded cost charges utilizing the determined methodology. In testimony filed with the NHPUC in November 1997, PSNH proposed a new methodology to quantify its strandable costs. Under this proposal, PSNH would divest all owned generation and purchased power obligations via auction. To the extent that the auction fails to produce sufficient revenues to cover the net book value of owned generation and contractual payment obligations of purchased-power, the difference would be recovered from customers through a non-bypassable distribution charge. The new proposal also relies upon securitization of certain assets to further reduce rates.

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

     B.  ENVIRONMENTAL MATTERS
         NAEC is subject to regulation by federal, state and local authorities with respect to air and water quality, the handling and disposal of toxic substances and hazardous and solid wastes, and the handling and use of chemical products. NAEC has an active environmental auditing and training program and believes that it is in substantial compliance with current environmental laws and regulations. However, the NU system is subject to certain pending enforcement actions and governmental investigation in the environmental area. Management cannot predict the outcome of these enforcement actions and investigations.

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

     C.  NUCLEAR INSURANCE CONTINGENCIES
         Under certain circumstances, in the event of a nuclear incident at one of the nuclear facilities in the country covered by the federal government's third-party liability indemnification program, an owner of a nuclear unit could be assessed in proportion to its ownership interest in each of its nuclear units up to $75.5 million. Payments of this assessment would be limited to $10.0 million in any one year per nuclear incident based upon the owner's pro rata ownership interest in each of its nuclear units. In addition, the owner would be subject to an additional five percent of $3.8 million, in proportion to its ownership interests in each of its nuclear units, if the sum of all claims and costs from any one nuclear incident exceeds the maximum amount of financial protection. Based upon its ownership interest in Seabrook 1, NAEC's maximum liability, including any additional assessments, would be $28.5 million per incident, of which payments would be limited to $3.6 million per year.

         Insurance has been purchased to cover the primary cost of repair, replacement or decontamination or premature decommissioning of utility property resulting from insured occurrences at Seabrook station. NAEC is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessment against NAEC with respect to losses arising during the current policy year is approximately $2.6 million.

         Insurance has been purchased to cover the excess cost of repair, replacement or decontamination or premature decommissioning of utility property resulting from insured occurrences. NAEC is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessment against NAEC with respect to losses arising during current policy years is approximately $3.8 million. The cost of a nuclear incident could exceed available insurance proceeds.

         Insurance has been purchased aggregating $200 million on an industry basis for coverage of worker claims. All participating reactor operators insured under this coverage are subject to retrospective assessments of $3 million per reactor. The maximum potential assessment against NAEC with respect to losses arising during the current policy period is pproximately $1.1 million. Effective January 1, 1998, a new worker policy was purchased which is not subject to retrospective assessments.

         Under the terms of the Seabrook Power Contracts, any nuclear insurance assessments described above would be passed on to PSNH as a "cost of service."

     D.  SEABROOK 1 CONSTRUCTION PROGRAM
         The construction program for Seabrook 1 is subject to periodic review and revision by management. NAEC currently forecasts construction expenditures for its share of Seabrook 1 to be $35.0 million for the years 1998-2002, including approximately $8.9 million for 1998. In addition, NAEC estimates that its share of Seabrook 1 nuclear fuel requirements will be approximately $51.5 million for the years 1998-2002, including $12.9 million for 1998.

8.   MARKET RISK MANAGEMENT

     NAEC uses swap instruments with financial institutions to hedge against interest rate risk associated with its $200 million variable rate bank note. The interest-rate management instruments employed eliminate the exposure associated with rising interest rates, and effectively fix the interest rate for this borrowing arrangement. Under the agreements, NAEC exchanges quarterly payments based on a differential between a fixed contractual interest rate and the three-month LIBOR rate at a given time. As of December 31, 1997, NAEC had outstanding agreements with a total notional value of $200 million and a positive mark-to-market position of approximately $104 thousand.

     Credit Risk: These agreements have been made with various financial institutions, each of which is rated "A3" or better by Moody's rating group. NAEC will be exposed to credit risk on its respective market risk-management instruments if the counterparties fail to perform their obligations. However, management anticipates that the counterparties will be able to fully satisfy their obligations under the agreements.

9.   FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

     Cash and nuclear decommissioning fund: The carrying amounts approximate fair value.

     SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," requires investments in debt and equity securities to be presented at fair value. As a result of this requirement, the investments held in NAEC's nuclear decommissioning fund were adjusted to market by approximately $1.5 million as of December 31, 1997 and adjusted to market by approximately $0.3 million as of December 31, 1996, with corresponding offsets to the accumulated provision for depreciation. The amounts adjusted in 1997 and 1996 represent cumulative gross unrealized holding gains. The cumulative gross unrealized holding losses were immaterial for 1997 and 1996.

     Long-term debt: The fair value of NAEC's fixed-rate security is based upon the quoted market price for that issue or similar issue. The adjustable rate security is assumed to have a fair value equal to its carrying amount.

     The carrying amounts of NAEC's financial instruments and the estimated fair values are as follows:


                                                        Carrying       Fair
     At December 31, 1997                                Amount        Value
                                                       (Thousands of Dollars)

     First Mortgage Bonds ......................        $295,000      $301,599
     Other long-term debt ......................        $200,000      $200,000



                                                        Carrying       Fair
     At December 31, 1996                                Amount        Value

                                                       (Thousands of Dollars)

     First Mortgage Bonds ......................        $315,000      $316,197
     Other long-term debt ......................        $200,000      $200,000



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

     Subsequent to its January 31, 1996 announcement that Millstone had been placed on its watch list, the NRC stated that the units cannot return to service until independent, third-party verification teams have reviewed the actions taken to improve the design, configuration, and employee concerns issues that prompted the NRC to place the units on its watch list. The actual date of the return to service for each of the units is dependent upon the completion of independent inspections and reviews by the NRC and
     a vote by the NRC commissioners.    NU hopes to return Millstone 3 to
     service in early spring of 1998 and Millstone 2 three to four months after Millstone 3. Millstone 1 is currently in extended maintenance status.






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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Atlantic Energy Corporation as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7A, on February 28, 1997, the State of New Hampshire Public Utilities Commission (the NHPUC) issued an order outlining its final plan to restructure the electric utility industry. The final plan announced a departure from cost-based ratemaking for Public Service Company of New Hampshire (PSNH). PSNH is the sole customer of the Company. The final plan, if implemented, would require PSNH to discontinue the application of Financial Accounting Standard No. 71, "Accounting for the Effects of Certain Types of Regulation," (FAS 71). The effects of such a discontinuation would cause PSNH and the Company to be in technical default under their current financial covenants, which would, if not waived or renegotiated, give rise to the rights of lenders to accelerate the repayment of approximately $686 million of PSNH's indebtedness and approximately $495 million of the Company's indebtedness. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements referred to above do not include any adjustments that might result from the outcome of this uncertainty.




                                        /s/ ARTHUR ANDERSEN LLP
                                            ARTHUR ANDERSEN LLP


Hartford, Connecticut
February 20, 1998





                  North Atlantic Energy Corporation

               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations

This section contains management's assessment of North Atlantic Energy Corporation's (NAEC or the company) financial condition and the principal factors having an impact on the results of operations. The company is a wholly-owned subsidiary of Northeast Utilities (NU). This discussion should be read in conjunction with the company's financial statements and notes to financial statements.

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

A temporary restraining order issued by a U.S. District Court is currently blocking the New Hampshire Public Utilities Commission (NHPUC) from implementing a February, 1997 restructuring order that would have resulted in a write-off by PSNH of more than $400 million. Management hopes to negotiate an alternative restructuring proposal in 1998 that will produce significant PSNH rate reductions and allow retail customers to choose their electric suppliers, but still give PSNH and NAEC an opportunity to maintain an adequate financial condition and earn fair returns on their investments.

NAEC had net income of approximately $30 million in 1997 compared to approximately $32 million in 1996. The decrease in net income for 1997 was primarily due to deferred tax benefits in 1996 associated with the proceeds from the sale of Seabrook Unit 2 steam generators, as well as lower earnings in temporary cash investments in 1997.

LIQUIDITY AND CAPITAL RESOURCES
Cash provided from operations decreased by approximately $48 million in 1997, compared to 1996, as a result of the pay down of the 1996 year end accounts payable balance and proceeds in 1996 from the sale of the Seabrook Unit 2 steam generators. The year end accounts payable balance was relatively high due to purchases in preparation for the Seabrook outage that had been incurred but not yet paid by the end of 1996. Cash used for financing activities decreased by approximately $51 million in 1997, compared to 1996, primarily due to lower reacquisitions and retirements of long-term debt, the utilization of the NU system money pool in 1997 and lower cash dividends on common stock. Cash used for investments decreased by approximately $5 million in 1997, compared to 1996, primarily due to lower 1997 nuclear fuel expenditures.

Each major subsidiary of NU finances its own needs. Neither The Connecticut Light and Power Company (CL&P) nor Western Massachusetts Electric Company (WMECO) has any financing agreements containing cross defaults based on financial defaults by NU, PSNH or NAEC. Similarly, neither PSNH nor NAEC has any financing agreements containing cross defaults based on financial defaults by NU, CL&P or WMECO. Nevertheless, it is possible that investors will take negative operating results or regulatory developments at one company in the NU system into account when evaluating other companies in the NU System. That could, as a practical matter and despite the contractual and legal separations among the NU companies, negatively affect each company's access to financial markets.

PSNH RESTRUCTURING
In February, 1997, the NHPUC issued orders to restructure the state's electric utility industry and set interim stranded cost charges for PSNH. In the orders, the NHPUC announced a departure from cost-based ratemaking and adopted a market-priced approach to stranded cost recovery. PSNH, NU, NAEC and Northeast Utilities Service Company (NUSCO) filed for a temporary restraining order, preliminary and permanent injunctive relief and a declaratory judgment in the United States District Court of New Hampshire. The case subsequently was transferred to the United States District Court of Rhode Island (District Court) where a temporary restraining order was granted, staying, indefinitely, the enforcement of the NHPUC's restructuring orders as they affected PSNH. Certain appeals to the preliminary ruling have been denied and proceedings in the District Court are expected to resume.

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

On February 20, 1998, PSNH forwarded a settlement offer to representatives from the state of New Hampshire that was consistent with PSNH's proposal in the rehearing proceedings, including among other things, a 20 percent rate reduction at the beginning of 1999, an auction of PSNH's non-nuclear generating units and securitization of approximately $1.15 billion of PSNH's stranded costs.

See the "Notes to Financial Statements", Note 7A, for the potential accounting impacts of restructuring.

SEABROOK PERFORMANCE
Seabrook operated at a capacity factor of 78.3 percent through December 1997, compared to 96.8 percent for the same period in 1996. The lower 1997 capacity factor is due primarily to the 50-day scheduled refueling and maintenance outage which began on May 10, 1997, and an unplanned outage which began on December 5, 1997. The unplanned outage occurred when the unit was shut down to repair leaks in a three inch stainless steel pipe in the residual heat removal system. The pipe was replaced, but problems were subsequently discovered in the control building air conditioning system. Design changes were implemented and the plant returned to service on January 16, 1998.

SEABROOK DECOMMISSIONING
NAEC's estimated cost to decommission its share of Seabrook is approximately
$170 million in year end 1997 dollars.   These costs are being recognized over
the life of the unit with a portion currently being recovered through PSNH's rates. PSNH is obligated to pay NAEC's share of Seabrook's decommissioning costs even if the unit is shut down prior to the expiration of its license. As of December 31, 1997, the market value of the contributions already made to the decommissioning trusts, including their investment returns, was approximately $26 million.

See the "Notes to Financial Statements," Note 2, for further information on nuclear decommissioning.

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

See the "Notes to Financial Statements," Note 7B, for further information on environmental matters.

YEAR 2000 ISSUE
The Year 2000 issue exists because many computer systems and applications currently use two-digit date fields to designate a year. As the change of the century occurs, date-sensitive systems may recognize the year 2000 as 1900, or not recognize it at all. This inability to recognize or properly treat the year 2000 may cause NU's systems to process critical financial and operation information incorrectly. The company has assessed and continues to assess the impact of the Year 2000 issue on its operating and reporting systems. The assessment of the nuclear operating systems is continuing and is expected to be completed in the summer of 1998.

The NU system will utilize both internal and external resources to reprogram, or replace, and test the software for Year 2000 modifications. The total estimated remaining cost of the Year 2000 project is estimated at $37 million and is being funded through operating cash flows. This estimate does not include any costs for the replacement or repair of equipment or devices that may be identified during the assessment process. The majority of these costs will be expensed as incurred over the next two years. To date, the NU system has incurred and expensed approximately $4 million related to the assessment of, and preliminary efforts in connection with, its Year 2000 project.

The costs of the project and the date on which the company plans to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ materially from those plans. If the NU system's remediation plan is not successful, there could be a significant disruption of the NU system's operation.

RISK MANAGEMENT INSTRUMENTS
The following discussion about the company's risk-management activities includes forward looking statements that involve risk and uncertainties. Actual results could differ materially from those projected in the forward looking statements.

This analysis presents the hypothetical loss in earnings related to the interest rate market risks not covered by the risk-management instruments at December 31, 1997. The company uses swaps to manage the market risk. The company does not use these risk-management instruments for speculative purposes.

NAEC holds a variable rate long-term note, exposing the company to interest rate risk. In order to hedge this risk, interest rate risk-management instruments have been entered into on NAEC's $200 million variable rate note, effectively fixing the interest on this note at 7.823 percent.

For further information on risk management instruments, see the "Notes to Financial Statements," Note 8.


RESULTS OF OPERATIONS



                                          Income Statement Variances
                                              Increase/(Decrease)
                                              Millions of Dollars

                              1997 over/(under)1996       1996 over/(under)1995
                                Amount    Percent           Amount   Percent


Operating revenues               $30        19%              $ 5        3%

Fuel Expense                      (2)      (11)                3       25
Other operation and
  maintenance expense             20        45                (5)     (12)
Amortization of Regulatory
  Assets, net                      6        (a)                -        -
Federal and State Income Taxes     3        43                 -        -
Deferred Seabrook return (other
  and borrowed funds)             (2)       (9)               (8)     (27)
Other, net                        (2)       (a)                -        -
Interest on Long-term Debt        (2)       (3)              (10)     (16)

Net income                        (2)       (7)                8       31


(a) Percent greater than 100

OPERATING REVENUES
Operating revenues represent amounts billed to PSNH under the terms of the Power Contracts and billings to PSNH for decommissioning expense.

Operating revenues increased in 1997 primarily due to higher operation and maintenance expenses and the increased return associated with the phase-in of the final 15 percent of the Seabrook plant investment in May, 1996.

Operating revenues increased in 1996, primarily due to the increased return associated with the phase-in of the Seabrook investment, partially offset by a lower return due to lower debt costs.

FUEL EXPENSE
Fuel expenses decreased in 1997, primarily due to lower Seabrook capacity factors as a result of the Seabrook outages in 1997.

Fuel expenses increased in 1996, primarily due to higher Seabrook capacity factors.

OTHER OPERATION AND MAINTENANCE EXPENSE
Other operation and maintenance expenses increased in 1997 primarily due to higher costs associated with the Seabrook outages in 1997.

Other operation and maintenance expenses decreased in 1996, primarily due to a planned refueling and maintenance outage in 1995.

AMORTIZATION OF REGULATORY ASSETS, NET
Amortization of Regulatory Assets, net increased in 1997 primarily due to the beginning of the amortization of the Seabrook deferred return in December 1997.

FEDERAL AND STATE INCOME TAXES
Federal and State income taxes increased in 1997 primarily due to deferred tax benefits in 1996 associated with proceeds from the sale of the Seabrook Unit 2 steam generators.

DEFERRED SEABROOK RETURN, NET
Deferred Seabrook return, net decreased in 1997 primarily due to the final phase-in of Seabrook investment into rates in May, 1996.

Deferred Seabrook return, net decreased in 1996, primarily due to the additional Seabrook investment phased into rates in May, 1996, and May, 1995, partially offset by a one-time adjustment in June, 1995, to the deferred Seabrook return balance.

OTHER, NET
Other, net decreased in 1997 primarily due to lower income from temporary cash investments and the amortization of the Seabrook deferred charges associated with the taxes on the purchased return.

INTEREST ON LONG-TERM DEBT
Although the change in 1997 was not significant, interest on long-term debt decreased in 1996 primarily due to the 1995 refinancing of its $205 million 15.23-percent variable-rate bank note.




North Atlantic Energy Corporation


SELECTED FINANCIAL DATA (a)    1997       1996       1995      1994      1993

                                                    (Thousands of Dollars)

Operating Revenues......  $  192,381  $  162,152 $  157,183  $145,751  $125,408



Operating Income........  $   57,061  $   54,889 $   51,394  $ 42,950  $ 33,718



Net Income..............  $   29,953  $   32,072 $   24,441  $ 30,535  $ 25,998



Cash Dividends on
  Common Stock..........  $   25,000  $   38,000 $   24,000  $ 10,000  $   -



Total Assets............  $1,014,639  $1,017,388 $1,014,649  $963,579  $900,821



Long-Term Debt (b)......  $  495,000  $  515,000 $  560,000  $560,000  $560,000





STATISTICS                     1997       1996       1995      1994      1993

Gross Electric Utility
  Plant at December 31,
(Thousands of Dollars)..    $811,140    $816,446   $806,892  $792,880  $789,127



kWh Sales (Millions) for
  the twelve month period
  ending December 31,...       2,859       3,542      3,016     2,229     3,218





STATEMENTS OF QUARTERLY FINANCIAL DATA (Unaudited) (Thousands of Dollars)

                                                   Quarter Ended (a)


1997                         March 31    June 30    Sept. 30    Dec.31


Operating Revenues......     $41,976     $50,128    $45,943    $54,334


Operating Income........     $14,406     $14,183    $14,124    $14,348


Net Income..............     $ 7,240     $ 6,958    $ 8,086    $ 7,669




1996


Operating Revenues......     $36,663     $39,107    $41,565    $44,817


Operating Income........     $12,075     $13,786    $14,639    $14,389


Net Income..............     $ 7,190     $ 7,356    $ 9,918    $ 7,608




(a) Reclassifications of prior data have been made to conform with the current presentation.
(b)  Includes portion due within one year.