Form 10-K/A, Exhibit 13
period 1997-12-31
NORTHEAST UTILITIES SYSTEM; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE
filed 1998-06-12
CIK 72741, 23426, 106170, 315256

EXHIBIT 13.1



                                  EXHIBIT 13.1
                      NORTHEAST UTILITIES AND SUBSIDIARIES
                   AMENDED 1997 ANNUAL REPORT TO SHAREHOLDERS













                      Northeast Utilities and Subsidiaries
                          Amended 1997 Annual Report
                                   Index

Contents                                                                 Page



Company Report.......................................................     2

Report of Independent Public Accountants.............................     3

Consolidated Balance Sheets (Restated)...............................    4-5

Consolidated Statements of Income (Restated).........................     6

Consolidated Statements of Cash Flows (Restated).....................     7

Consolidated Statements of Shareholders' Equity (Restated)...........     8

Consolidated Statements of Capitalization (Restated).................     9

Notes to Consolidated Statements of Capitalization...................    10

Consolidated Statements of Income Taxes (Restated)...................    12

Notes to Consolidated Financial Statements (Restated)................    13

Management's Discussion and Analysis of Financial
Condition and Results of Operations (Restated).......................    48

Statement of Quarterly Financial Data (Restated).....................    64

Consolidated Generation Statistics...................................    64

Selected Consolidated Financial Data (Restated)......................    65

Consolidated Sales Statistics........................................    66




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

Report of Independent Public Accountants

To the Board of Trustees and Shareholders of Northeast Utilities:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization, as restated - see Note 1, of Northeast Utilities (a Massachusetts trust) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, common shareholders' equity, cash flows and income taxes, as restated - see Note 1, for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As explained in Note 1 to the consolidated financial statements, the company has given retroactive effect to the change in accounting for nuclear compliance costs.



                                             /s/ ARTHUR ANDERSEN LLP
                                                 ARTHUR ANDERSEN LLP


Hartford, Connecticut
February 20, 1998 (except with respect to the matter discussed in Note 1, as to which the date is June 10, 1998)


NORTHEAST UTILITIES AND SUBSIDIARIES

Consolidated Balance Sheets


----------------------------------------------------------------------------------------
                                                                     At December 31,
----------------------------------------------------------------------------------------
(Thousands of Dollars)                                            1997          1996
                                                               (Restated)    (Restated)
----------------------------------------------------------------------------------------

Assets
------
Utility Plant, at cost:
  Electric................................................... $ 9,869,561   $ 9,685,155
  Other......................................................     186,130       192,303
                                                              ------------  ------------
                                                               10,055,691     9,877,458
     Less: Accumulated provision for depreciation............   4,330,599     3,979,864
                                                              ------------  ------------
                                                                5,725,092     5,897,594
  Unamortized PSNH acquisition costs.........................     402,285       491,709
  Construction work in progress..............................     141,077       146,438
  Nuclear fuel, net..........................................     194,704       196,424
                                                              ------------  ------------
      Total net utility plant................................   6,463,158     6,732,165
                                                              ------------  ------------
Other Property and Investments:
  Nuclear decommissioning trusts, at market..................     502,749       403,544
  Investments in regional nuclear generating companies,
    at equity................................................      86,955        85,340
  Investments in transmission companies, at equity...........      19,635        21,186
  Investments in Charter Oak Energy, Inc.....................         -          57,188
  Other, at cost.............................................      95,362        43,372
                                                              ------------  ------------
                                                                  704,701       610,630
                                                              ------------  ------------
Current Assets:
  Cash and cash equivalents..................................     143,403       194,197
  Investments in securitizable assets........................     230,905           -
  Receivables,less accumulated provision for uncollectible
    accounts of $2,052,000 in 1997 and $17,062,000 in 1996...     214,914       477,021
  Accrued utility revenues...................................      36,885       127,162
  Fuel, materials, and supplies, at average cost.............     212,721       211,414
  Recoverable energy costs, net--current portion.............      59,959         1,804
  Investments in Charter Oak Energy, Inc. held for sale......      33,391           -
  Prepayments and other......................................      38,495        55,318
                                                              ------------  ------------
                                                                  970,673     1,066,916
                                                              ------------  ------------
Deferred Charges:
  Regulatory assets..........................................   2,173,278     2,221,839
  Unamortized debt expense...................................      38,758        38,146
  Other .....................................................      63,844        72,052
                                                              ------------  ------------
                                                                2,275,880     2,332,037

                                                              ------------  ------------
Total Assets................................................. $10,414,412   $10,741,748
                                                              ============  ============

The accompanying notes are an integral part of these financial statements.

NORTHEAST UTILITIES AND SUBSIDIARIES

Consolidated Balance Sheets

<Caption

------------------------------------------------------------------------------------------
                                                                       At December 31,
------------------------------------------------------------------------------------------
                                                                    1997          1996
(Thousands of Dollars)                                           (Restated)    (Restated)
------------------------------------------------------------------------------------------

Capitalization and Liabilities:
-------------------------------
Capitalization: (See Consolidated Statements of Capitalization)
  Common shareholders' equity (See Note (a) - Consolidated
     Statements of Common Shareholders' Equity):
    Common shares, $5 par value--authorized 225,000,000
      shares;136,842,170 shares issued and 130,182,736
      shares outstanding in 1997 and 136,051,938 shares
      issued and 128,444,373 shares outstanding in 1996........ $   684,211   $   680,260
    Capital surplus, paid in...................................     932,493       940,446
    Deferred contribution plan--employee stock ownership
      plan (ESOP)..............................................    (154,141)     (176,091)
    Retained earnings (Note 1).................................     707,522       869,618
                                                                ------------  ------------
      Total common shareholders' equity........................   2,170,085     2,314,233
  Preferred stock not subject to mandatory redemption..........     136,200       136,200
  Preferred stock subject to mandatory redemption..............     245,750       276,000
  Long-term debt...............................................   3,645,659     3,613,681
                                                                ------------  ------------
      Total capitalization.....................................   6,197,694     6,340,114
                                                                ------------  ------------
Minority Interest in Consolidated Subsidiaries.................     100,000        99,972
                                                                ------------  ------------
Obligations Under Capital Leases...............................      30,427       186,860
                                                                ------------  ------------
Current Liabilities:
  Notes payable to banks.......................................      50,000        38,750
  Long-term debt and preferred stock--current portion..........     274,810       319,503
  Obligations under capital leases--current portion............     177,304        19,305
  Accounts payable.............................................     402,870       507,139
  Accrued taxes................................................      46,016         7,050
  Accrued interest.............................................      30,786        51,386
  Accrued pension benefits.....................................      77,186        99,699
  Other........................................................      88,396        98,570
                                                                ------------  ------------
                                                                  1,147,368     1,141,402
                                                                ------------  ------------
Deferred Credits:
  Accumulated deferred income taxes............................   1,984,513     2,070,225
  Accumulated deferred investment tax credits..................     158,837       168,444
  Deferred contractual obligations.............................     525,076       440,495
  Other........................................................     270,497       294,236
                                                                ------------  ------------
                                                                  2,938,923     2,973,400
                                                                ------------  ------------
Commitments and Contingencies (Note 8)

Total Capitalization and Liabilities........................... $10,414,412   $10,741,748
                                                                ============  ============

The accompanying notes are an integral part of these financial statements.

NORTHEAST UTILITIES AND SUBSIDIARIES

Consolidated Statements of Income


--------------------------------------------------------------------------------------------
                                                       For the Years Ended December 31,
--------------------------------------------------------------------------------------------
(Thousands of Dollars, except share                     1997          1996
  information)                                       (Restated)    (Restated)       1995
--------------------------------------------------------------------------------------------

Operating Revenues................................ $  3,834,806  $  3,792,148  $  3,750,560
                                                   ------------- ------------- -------------
Operating Expenses:
  Operation --
    Fuel, purchased and net interchange power.....    1,293,518     1,139,848       909,244
    Other.........................................    1,097,297     1,094,078       966,845
  Maintenance.....................................      501,693       415,532       288,927
  Depreciation....................................      354,329       359,507       354,293
  Amortization of regulatory assets, net..........      130,900       122,573       128,413
  Federal and state income taxes (See
   Consolidated Statements of Income Taxes).......       12,650        94,363       261,287
  Taxes other than income taxes...................      253,637       257,577       249,463
                                                   ------------- ------------- -------------
      Total operating expenses (Note 1)...........    3,644,024     3,483,478     3,158,472
                                                   ------------- ------------- -------------
Operating Income..................................      190,782       308,670       592,088
                                                   ------------- ------------- -------------
Other Income:
  Deferred nuclear plants return--other funds.....        7,288         8,988        14,196
  Equity in earnings of regional nuclear
    generating and transmission companies.........       11,306        13,155        13,208
  Other, net......................................      (38,473)       30,932        10,954
  Minority interest in income of subsidiary.......       (9,300)       (9,300)       (8,732)
  Income taxes....................................       10,702        (1,747)         (683)
                                                   ------------- ------------- -------------
      Other (loss)/ income, net...................      (18,477)       42,028        28,943
                                                   ------------- ------------- -------------
      Income before interest charges..............      172,305       350,698       621,031
                                                   ------------- ------------- -------------
Interest Charges:
  Interest on long-term debt......................      282,095       285,463       315,862
  Other interest..................................        3,561         7,649         6,666
  Deferred nuclear plants return--borrowed funds..      (13,675)      (15,119)      (23,310)
                                                   ------------- ------------- -------------
      Interest charges, net.......................      271,981       277,993       299,218
                                                   ------------- ------------- -------------
     (Loss)/Income after interest charges.........      (99,676)       72,705       321,813
Preferred Dividends of Subsidiaries...............       30,286        33,776        39,379
                                                   ------------- ------------- -------------
Net (Loss)/Income (Note 1)........................ $   (129,962) $     38,929  $    282,434
                                                   ============= ============= =============
(Loss)/Earnings Per Common Share (Note 1)......... $      (1.01) $       0.30  $       2.24
                                                   ============= ============= =============
Common Shares Outstanding (average)...............  129,567,708   127,960,382   126,083,645
                                                   ============= ============= =============

The accompanying notes are an integral part of these financial statements.

 NORTHEAST UTILITIES AND SUBSIDIARIES
Consolidated Statements of Cash Flows

------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                    1997       1996       1995
                                                                 (Restated) (Restated)
------------------------------------------------------------------------------------------------
                                                                      (Thousands of Dollars)
Operating Activities:
  (Loss)/Income before preferred dividends of subsidiaries..... $ (99,676) $  72,705  $ 321,813
  Adjustments to reconcile to net cash
   from operating activities:
    Depreciation...............................................   354,329    359,507    354,293
    Deferred income taxes and investment tax credits, net......    26,435     71,832    164,208
    Deferred nuclear plants return, net of amortization........   (13,781)   (14,948)    71,788
    Amortization of demand-side-management costs, net..........    38,029     26,941       (937)
    Recoverable energy costs, net of amortization..............   (54,102)   (14,289)   (27,874)
    Amortization of PSNH acquisition costs.....................    56,557     56,884     55,547
    Amortization of deferred cogeneration costs, net...........    32,700     25,957    (55,341)
    Deferred nuclear refueling outage, net of amortization.....   (36,514)    51,831    (29,569)
    Other sources of cash......................................   141,041    164,915    147,348
    Other uses of cash.........................................   (86,202)   (41,589)   (67,838)
  Changes in working capital:
    Receivables and accrued utility revenues ..................   262,384    (31,992)   (72,081)
    Fuel, materials, and supplies..............................    (1,307)   (10,834)   (10,518)
    Accounts payable...........................................  (104,269)   188,101     38,096
    Accrued taxes..............................................    38,966    (68,168)    17,686
    Sale of receivables and accrued utility revenues...........    90,000          -          -
    Investments in securitizable assets........................  (230,905)         -          -
    Other working capital (excludes cash)......................   (36,464)   (21,383)    (2,458)
                                                                ---------- ---------- ----------
Net cash flows from operating activities (Note 1)..............   377,221    815,470    904,163
                                                                ---------- ---------- ----------

Financing Activities:
  Issuance of common shares....................................     6,502     10,622     31,976
  Issuance of long-term debt...................................   260,000    222,150    225,100
  Issuance of Monthly Income
   Preferred Securities........................................      -          -       100,000
  Net increase/(decrease) in short-term debt...................    11,250    (60,250)   (91,000)
  Reacquisitions and retirements of long-term debt.............  (288,793)  (248,142)  (425,500)
  Reacquisitions and retirements of preferred stock............   (25,000)   (36,500)  (140,675)
  Cash dividends on preferred stock............................   (30,286)   (33,776)   (39,379)
  Cash dividends on common shares..............................   (32,134)  (176,277)  (221,701)
                                                                ---------- ---------- ----------
Net cash flows used for financing activities...................   (98,461)  (322,173)  (561,179)
                                                                ---------- ---------- ----------
Investment Activities:
  Investment in plant:
    Electric and other utility plant...........................  (233,399)  (222,829)  (231,408)
    Nuclear fuel...............................................    (6,852)   (14,529)   (18,261)
                                                                ---------- ---------- ----------
  Net cash flows used for investments in plant.................  (240,251)  (237,358)  (249,669)
  Investment in nuclear decommissioning trusts.................   (61,046)   (65,716)   (60,642)
  Other investment activities, net.............................   (28,257)   (25,064)   (30,761)
                                                                ---------- ---------- ----------
Net cash flows used for investments............................  (329,554)  (328,138)  (341,072)
                                                                ---------- ---------- ----------
Net (Decrease)/Increase In Cash For The Period.................   (50,794)   165,159      1,912
Cash and cash equivalents - beginning of period................   194,197     29,038     27,126
                                                                ---------- ---------- ----------
Cash and cash equivalents - end of period...................... $ 143,403  $ 194,197  $  29,038
                                                                ========== ========== ==========

Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized......................... $ 291,335  $ 268,129  $ 321,148
                                                                ========== ========== ==========
  Income taxes................................................. $ (26,387) $  64,189  $ 108,928
                                                                ========== ========== ==========
Increase in obligations:
  Niantic Bay Fuel Trust and other capital leases.............. $   3,475  $   3,524  $  41,388
                                                                ========== ========== ==========

The accompanying notes are an integral part of these financial statements.








NORTHEAST UTILITIES AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

---------------------------------------------------------------------------------------------------------
                                                         Capital     Deferred     Retained
                                               Common    Surplus,  Contribution  Earnings (b)
                                              Shares(a)  Paid In    Plan--ESOP     (Note 1)      Total
---------------------------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
Balance as of January 1, 1995............... $ 671,051  $904,371  $   (213,324) $    946,988  $2,309,086
                                             ---------- --------- ------------- ------------- -----------
   Net income for 1995......................                                         282,434     282,434
   Cash dividends on common shares--
      $1.76 per share.......................                                        (221,701)   (221,701)
   Loss on retirement of preferred stock....                                            (381)       (381)
   Issuance of 1,400,940 common shares,
     $5 par value...........................     7,005    24,971                                  31,976
   Allocation of benefits-- ESOP............                  70        15,172                    15,242
   Capital stock expenses, net..............               6,896                                   6,896
                                             ---------- --------- ------------- ------------- -----------
Balance as of December 31, 1995.............   678,056   936,308      (198,152)    1,007,340   2,423,552
                                             ---------- --------- ------------- ------------- -----------
   Net income for 1996 (Note 1).............                                          38,929      38,929
   Cash dividends on common shares--
      $1.38 per share.......................                                        (176,277)   (176,277)
   Loss on retirement of preferred stock....                                            (374)       (374)
   Issuance of 440,772 common shares,
     $5 par value...........................     2,204     8,418                                  10,622
   Allocation of benefits-- ESOP............              (8,103)       22,061                    13,958
   Capital stock expenses, net..............               3,077                                   3,077
   Currency translation adjustments.........                 746                                     746
                                             ---------- --------- ------------- ------------- -----------
Balance as of December 31, 1996 (Restated)..   680,260   940,446      (176,091)      869,618   2,314,233
                                             ---------- --------- ------------- ------------- -----------
   Net loss for 1997 (Note 1)...............                                        (129,962)   (129,962)
   Cash dividends on common shares--
      $0.25 per share.......................                                         (32,134)    (32,134)
   Issuance of 790,232 common shares,
     $5 par value...........................     3,951     2,551                                   6,502
   Allocation of benefits-- ESOP............             (12,238)       21,950                     9,712
   Capital stock expenses, net..............               2,592                                   2,592
   Currency translation adjustments.........                (858)                                   (858)
                                             ---------- --------- ------------- ------------- -----------
Balance as of December 31, 1997 (Restated).. $ 684,211  $932,493  $   (154,141) $    707,522  $2,170,085
                                             ========== ========= ============= ============= ===========

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

NORTHEAST UTILITIES AND SUBSIDIARIES

Consolidated Statements of Capitalization

-------------------------------------------------------------------------------------------------------
                                                                                    At December 31,
-------------------------------------------------------------------------------------------------------
                                                                                    1997        1996
(Thousands of Dollars)                                                           (Restated)  (Restated)
-------------------------------------------------------------------------------------------------------
Common Shareholders' Equity (See Consolidated Balance Sheets).................. $2,170,085  $2,314,233
-------------------------------------------------------------------------------------------------------
Cumulative Preferred Stock of Subisidiaries:
  $25 par value--authorized 36,600,000 shares at December 31, 1997 and 1996;
    4,840,000 shares outstanding in 1997 and 5,840,000 shares outstanding in 1996
  $50 par value--authorized 9,000,000 shares at December 31, 1997 and 1996;
    5,424,000 shares outstanding in 1997 and 5,424,000 shares outstanding in 1996
  $100 par value--authorized 1,000,000 shares at December 31, 1997 and 1996;
    200,000 shares outstanding in 1997 and 1996
-------------------------------------------------------------------------------------------------------
                                      Current                    Current
Dividend Rates                   Redemption Prices(a)      Shares Outstanding
-------------------------------------------------------------------------------------------------------
Not Subject to Mandatory Redemption:
$50 par value--$1.90 to $3.28       $50.50 to $54.00            2,324,000......    116,200     116,200
$100 par value--$7.72               $103.51                       200,000......     20,000      20,000
-------------------------------------------------------------------------------------------------------
Total Preferred Stock Not Subject to Mandatory Redemption......................    136,200     136,200
-------------------------------------------------------------------------------------------------------
Subject to Mandatory Redemption: (b)
$25 par value--$1.90 to $2.65       $25.00 to $25.64            4,840,000......    121,000     146,000
$50 par value--$2.65 to $3.615      $51.00 to $52.41            3,100,000......    155,000     155,000
-------------------------------------------------------------------------------------------------------
Total Preferred Stock Subject to Mandatory Redemption..........................    276,000     301,000
Less:Preferred Stock to be redeemed within one year............................     30,250      25,000
-------------------------------------------------------------------------------------------------------
Preferred Stock Subject to Mandatory Redemption,net............................    245,750     276,000
-------------------------------------------------------------------------------------------------------
Long-term Debt: (c)
First Mortgage Bonds--
Maturity            Interest Rates
-------------------------------------------------------------------------------------------------------
   1997               5.75% to 7.625%..........................................       -        207,988
   1998               6.50% to 9.17%...........................................    199,800     199,800
   1999               5.50% to 7.25%...........................................    279,000     279,000
   2000               5.75% to 6.875%..........................................    260,000     260,000
   2001               7.375% to 7.875%.........................................    220,000     160,000
   2002               7.75% to 9.05%...........................................    580,000     400,000
   2004               6.125%...................................................    140,000     140,000
   2019-2023          7.375% to 7.50%..........................................    120,000     120,000
   2024-2025          7.375% to 8.50%..........................................    430,000     430,000
-------------------------------------------------------------------------------------------------------
 Total First Mortgage Bonds                                                      2,228,800   2,196,788
-------------------------------------------------------------------------------------------------------
Other Long-Term Debt --(d)
   Pollution Control Notes and Other Notes--
   2000               Adjustable Rate (e) and 7.67%............................    218,033     224,182
   2005-2006          8.38% to 8.58%...........................................    194,000     210,000
   2013-2018          Adjustable Rate..........................................     33,400      33,400
   2020               Adjustable Rate..........................................     15,300      15,300
   2021-2022          7.50% to 7.65% and Adjustable Rate.......................    552,485     552,485
   2028               Adjustable Rate..........................................    369,300     369,300
   2031               Adjustable Rate..........................................     62,000      62,000
-------------------------------------------------------------------------------------------------------
 Total Pollution Control Notes and Other Notes.................................  1,444,518   1,466,667
Fees and interest due for spent nuclear fuel disposal costs (Note 2P)..........    205,502     195,023
Other..........................................................................     18,513      57,169
-------------------------------------------------------------------------------------------------------
Total Other Long-Term Debt.....................................................  1,668,533   1,718,859
-------------------------------------------------------------------------------------------------------
Unamortized premium and discount, net..........................................     (7,113)     (7,463)
-------------------------------------------------------------------------------------------------------
Total Long-Term Debt...........................................................  3,890,220   3,908,184
Less: Amounts due within one year..............................................    244,561     294,503
-------------------------------------------------------------------------------------------------------
Long-Term Debt, net............................................................  3,645,659   3,613,681
-------------------------------------------------------------------------------------------------------
Total Capitalization........................................................... $6,197,694  $6,340,114
=======================================================================================================

The accompanying notes are an integral part of these financial statements.


Notes to Consolidated Statements of Capitalization

(a) Each of these series is subject to certain refunding limitations for the first five years after issuance. Redemption prices reduce in future years.

(b) Changes in Preferred Stock Subject to Mandatory Redemption:

----------------------------------------------------------------------------
(Thousands of Dollars)
----------------------------------------------------------------------------
Balance at January 1, 1995 .............................. $ 379,675
Reacquisitions and Retirements ..........................   (75,675)
----------------------------------------------------------------------------
Balance at December 31, 1995 ............................   304,000
Reacquisitions and Retirements ..........................    (3,000)
----------------------------------------------------------------------------
Balance at December 31, 1996 ............................   301,000
Reacquisitions and Retirements ..........................   (25,000)
----------------------------------------------------------------------------
Balance at December 31, 1997 ............................ $ 276,000
============================================================================

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

CL&P and WMECO have issued $225 million and $90 million, respectively, of first mortgage bonds as collateral to enable them to borrow under a three-year revolving credit agreement. At December 31, 1997, CL&P and WMECO had $35 million and $15 million, respectively, in borrowings under this agreement. PSNH's Revolving Credit Facility has a second lien, junior to the lien of its first mortgage bond indenture, on all PSNH property located in New Hampshire, which will expire in April 1999. At December 31, 1997, PSNH had no borrowings under the Revolving Credit Facility. For further information on these borrowing facilities, see Note 4, "Short-Term Debt."

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

(e) Interest-rate management instruments with financial institutions effectively fix the interest rate of NAEC's $200 million variable-rate bank note at 7.823 percent. For further information, see Note 9, "Market Risk Management."



Consolidated Statements of Income Taxes

--------------------------------------------------------------------------------------
                                                     For the Years Ended December 31,
--------------------------------------------------------------------------------------
                                                       1997        1996
(Thousands of Dollars)                              (Restated)  (Restated)     1995
--------------------------------------------------------------------------------------
The components of the federal and state income tax
provisions (credited)/charged to operations are:
Current income taxes
  Federal......................................... $  (22,760) $   13,500  $   53,862
  State...........................................     (1,727)     10,778      43,900
--------------------------------------------------------------------------------------
Total current.....................................    (24,487)     24,278      97,762
--------------------------------------------------------------------------------------
Deferred income taxes, net
  Federal.........................................     46,871      90,093     167,091
  State...........................................    (10,841)     (8,667)      7,224
--------------------------------------------------------------------------------------
Total deferred....................................     36,030      81,426     174,315
--------------------------------------------------------------------------------------
Investment tax credits, net.......................     (9,595)     (9,594)    (10,107)
--------------------------------------------------------------------------------------
Total income tax expense (Note 1)................. $    1,948  $   96,110  $  261,970
======================================================================================
The components of total income tax expense are
classified as follows:
  Income taxes charged to operating expenses...... $   12,650  $   94,363  $  261,287
  Other income taxes..............................    (10,702)      1,747         683
--------------------------------------------------------------------------------------
Total income tax expense.......................... $    1,948  $   96,110  $  261,970
======================================================================================
Deferred income taxes comprise the tax effects of
temporary differences as follows:
  Depreciation, leased nuclear fuel, settlement
   credits and disposal costs..................... $   32,932  $   18,401  $   82,318
  Energy adjustment clauses.......................      5,916      (8,268)     26,851
  Nuclear plant deferrals.........................     13,989     (15,549)      2,666
  Contractual settlements.........................      1,754       2,513      (9,496)
  Bond redemptions................................     (4,260)     (4,685)      9,224
  Amortization of New Hampshire regulatory
   settlement.....................................     11,501      11,501      11,501
  Deferred tax asset associated with net
   operating losses...............................       -         96,756      57,543
  Demand-side management..........................    (12,169)    (14,954)        765
  State net operating loss carryforward...........     (7,670)       -           -
  Other...........................................     (5,963)     (4,289)     (7,057)
--------------------------------------------------------------------------------------
Deferred income taxes, net........................ $   36,030  $   81,426  $  174,315
======================================================================================
A reconciliation between income tax expense and
the expected tax expense at 35 percent of pretax
income:
Expected federal income tax....................... $  (34,205) $   59,085  $  204,324
Tax effect of differences:
  Depreciation....................................     22,049      24,337      25,639
  Deferred nuclear plants return..................     (2,551)     (3,146)     (4,969)
  Amortization of regulatory assets...............      5,498       7,910      20,389
  Amortization of PSNH acquisitions costs.........     31,298      31,410      31,522
  Seabrook intercompany loss......................     (4,616)     (7,503)    (13,048)
  Investment tax credit amortization..............     (9,595)     (9,594)    (10,107)
  State income taxes, net of federal benefit......     (7,839)      1,372      33,231
  Sale of Seabrook 2 steam generator..............       -         (2,516)       -
  Adjustment for prior years' taxes...............     (1,712)       (962)    (20,312)
  Employee stock ownership plan...................     (4,648)     (4,007)     (2,192)
  Dividends received deduction....................     (1,563)     (3,027)     (3,936)
  Loss reserve on sale of investment..............      8,750        -           -
  Other, net......................................      1,082       2,751       1,429
--------------------------------------------------------------------------------------
Total income tax expense.......................... $    1,948  $   96,110  $  261,970
======================================================================================

The accompanying notes are an integral part of these financial statements.

                  Notes to Consolidated Financial Statements


1.  Securities and Exchange Commission Inquiry

In a letter dated March 25, 1998, the Securities and Exchange Commission (SEC) inquired into Northeast Utilities' (NU or the company) accounting for nuclear compliance costs. These costs are the unavoidable incremental costs associated with the current nuclear outages required to be incurred prior to restart of the units in accordance with correspondence received from the Nuclear Regulatory Commission (NRC) early in 1996. The SEC's view is that these unavoidable costs associated with nuclear outages and procedures to be implemented at nuclear power plants in response to regulatory requirements required prior to restart of the units should be expensed as incurred. During 1996 and 1997, NU and its wholly owned subsidiaries, CL&P, PSNH and WMECO reserved for these unavoidable incremental costs that they expected to incur to meet NRC standards. The SEC advised NU, CL&P, PSNH and WMECO to reflect these costs as they are incurred. While NU and its independent auditors, Arthur Andersen LLP, believed the accounting was required by, and was in accordance with, generally accepted accounting principles, the company has agreed to adjust its accounting for nuclear compliance costs and amend its 1996 and 1997 Form 10-K filings. The financial statements in this report have been restated to reflect the change in accounting.

2. Summary of Significant Accounting Policies

A. About Northeast Utilities

NU is the parent company of the Northeast Utilities system (the NU system). The NU system furnishes franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through four wholly owned subsidiaries:
CL&P, PSNH, WMECO and Holyoke Water Power Company (HWP). A fifth wholly owned subsidiary, NAEC, sells all of its entitlement to the capacity and output of the Seabrook nuclear power plant (Seabrook) to PSNH. In addition to its franchised retail service, the NU system furnishes firm and other wholesale electric services to various municipalities and other utilities, and participates in limited retail access programs, providing off-system retail electric service. The NU system serves about 30 percent of New England's electric needs and is one of the 25 largest electric utility systems in the country as measured by revenues.

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

Directly and through subsidiaries, COE has investments in cogeneration, small-power production and other forms of nonutility generation as permitted under the Public Utility Regulatory Policy Act, and in exempt wholesale generators and foreign utility companies as permitted under the Energy Policy Act of 1992 (Energy Act). These investments are accounted for on either a cost or equity basis based upon COE's level of participation. NU has put COE up for sale. For further information regarding the sale of COE, see Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), and Note 8G, "Commitments and Contingencies -- Sale of COE."

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

For information regarding proposed changes in the nature of industry regulation, see Note 8A, "Commitments and Contingencies -- Restructuring and Rate Matters."


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

See Note 7, "Sale of Customer Receivables and Accrued Utility Revenues," and
Note 8C, "Commitments and Contingencies -- Environmental Matters," for information on other newly issued accounting and reporting standards related to those specific areas.

E. Investments and Jointly Owned Electric Utility Plant

Regional Nuclear Generating Companies: CL&P, PSNH and WMECO own common stock of four regional nuclear generating companies (Yankee companies). The NU system's investments in the Yankee companies are accounted for on the equity basis due to NU's ability to exercise significant influence over their operating and financial policies. The Yankee companies, with the NU system's equity investments and ownership interests are:


----------------------------------------------------------------------------
(Thousands of Dollars Except for Percentages)
----------------------------------------------------------------------------
Connecticut Yankee Atomic
Power Company (CYAPC)                             $54,671       49.0%
Yankee Atomic Electric
Company (YAEC)                                      8,020       38.5
Maine Yankee Atomic
Power Company (MYAPC)                              15,699       20.0
Vermont Yankee Nuclear
Power Corporation (VYNPC)                           8,565       16.0
----------------------------------------------------------------------------
Total Equity Investment                           $86,955
============================================================================

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

The electricity produced by the Vermont Yankee nuclear generating facility (VY) is committed substantially on the basis of ownership interests and is billed pursuant to contractual agreements. YAEC's, CYAPC's and MYAPC's nuclear power plants were shut down permanently on February 26, 1992, December 4, 1996, and August 6, 1997, respectively. Under ownership agreements with the Yankee companies, CL&P, PSNH and WMECO may be asked to provide direct or indirect financial support for one or more of the companies. For more information on the Yankee companies, see Note 3, "Nuclear Decommissioning," and Note 8F, "Commitments and Contingencies -- Long-Term Contractual Arrangements."

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

For more information regarding the DPUC's action, see the MD&A. For more information regarding the Millstone units see Note 3, "Nuclear Decommissioning," and Note 8B, "Commitments and Contingencies -- Nuclear Performance."

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

Plant-in-service and the accumulated provision for depreciation for the NU system's share of the three Millstone units and Seabrook 1 are as follows:

-----------------------------------------------------------------------------
                                               At December 31,
-----------------------------------------------------------------------------
(Millions of Dollars)                      1997              1996
-----------------------------------------------------------------------------
Plant-in-service
Millstone 1                             $  478.7          $  474.7
Millstone 2                                857.1             851.8
Millstone 3                              2,404.3           2,402.4
Seabrook 1                                 897.5             892.4

Accumulated provision for depreciation
Millstone 1                             $  212.1          $  196.6
Millstone 2                                306.7             275.8
Millstone 3                                695.1             633.3
Seabrook 1                                 150.0             131.7
=============================================================================

The NU system's share of Millstone and Seabrook 1 expenses are included in the corresponding operating expenses on the accompanying Consolidated Statements of Income.

Hydro-Quebec: NU has a 22.66 percent equity ownership interest, totaling approximately $19.6 million, in two companies that transmit electricity imported from the Hydro-Quebec system in Canada. The two companies own and operate transmission and terminal facilities which have the capability of importing up to 2,000 MW from the Hydro-Quebec system. See Note 8F, "Commitments and Contingencies -- Long-Term Contractual Arrangements," for additional information.

F. Depreciation

The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency.

Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.8 percent in 1997, 1996 and 1995. See Note 3, "Nuclear Decommissioning," for information on nuclear plant decommissioning.

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

For further information on the NU system companies' respective regulatory environments and the potential impacts of restructuring, see Note 8A, "Commitments and Contingencies -- Restructuring and Rate Matters" and the MD&A.

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

Management continues to believe it is probable that the operating companies will recover their investments in long-lived assets through future revenues. This conclusion may change in the future as the implementation of restructuring plans within the NU system companies' respective jurisdictions will generally require the formation of separate generation entities that will be subject to competitive market conditions. As a result, the NU system companies will be required to assess the carrying amounts of their long-lived assets in accordance with SFAS 121. The components of the NU system companies' regulatory assets are as follows:

----------------------------------------------------------------------------
                                                      At December 31,
----------------------------------------------------------------------------
(Thousands of Dollars)                               1997         1996

Income taxes, net (Note 2I)                      $ 938,564    $1,012,343
Recoverable energy costs,
net (Note 2K)                                      324,809       328,863
Deferred costs -- nuclear
plants (Note 2L)                                   199,753       185,078
Unrecovered contractual
obligations (Note 3)                               515,076       435,495
Deferred demand-side
management costs (Note 2M)                          52,100        90,129
Cogeneration costs (Note 2N)                        33,505        66,205
Seabrook deferral (Note 2L)                          8,376          --
Other                                              101,095       103,726
---------------------------------------------------------------------------
                                                $2,173,278    $2,221,839
===========================================================================

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


The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, that give rise to the accumulated deferred tax obligation is as follows:

-----------------------------------------------------------------------------
                                                         At December 31,
-----------------------------------------------------------------------------
(Thousands of Dollars)                                  1997         1996
-----------------------------------------------------------------------------
Accelerated depreciation and
other plant-related
differences                                        $ 1,567,597   $ 1,640,068
Net operating loss
carryforwards                                         (102,492)      (94,149)
Regulatory assets --
income tax gross up                                    395,619       423,363
Other                                                  123,789       100,943
-----------------------------------------------------------------------------
                                                   $ 1,984,513   $ 2,070,225
=============================================================================

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

O. Market Risk-Management Policies

The company utilizes market risk-management instruments, including swaps, collars, puts and calls, to hedge well-defined risks associated with variable interest rates and changes in fuel prices. To qualify for hedge treatment, the underlying hedged item must expose the company to risks associated with market fluctuations and the market risk-management instrument used must be designated as a hedge and must reduce the company's exposure to market fluctuations throughout the period. Amounts receivable or payable under fuel-price management instruments are recognized in operating revenues when realized.

Amounts receivable or payable under interest-rate management instruments are accrued and offset against interest expense. The company does not use market risk-management instruments for speculative purposes. For further information, see Note 9, "Market Risk Management."

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

3. Nuclear Decommissioning

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

Future minimum rental payments, excluding executory costs such as property taxes, state use taxes, insurance and maintenance, under long-term noncancelable leases, as of December 31, 1997, are:

---------------------------------------------------------------------------
(Thousands of Dollars)
---------------------------------------------------------------------------
                             Capital       Operating
Year                          Leases          Leases
---------------------------------------------------------------------------
1998                          $181,000      $ 25,800
1999                             8,500        23,200
2000                             7,900        21,000
2001                             5,800        16,500
2002                             3,200         8,000
After 2002                      54,900        26,600
---------------------------------------------------------------------------
Future minimum
lease payments                 261,300      $121,100
                                            ========
Less amount
representing interest           53,300
                              --------
Present value of future
minimum lease payments        $208,000
                              ========

6. Employee Benefits

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


The components of net pension (credit)/cost are:

----------------------------------------------------------------------------
                                  For the Years Ended December 31,
----------------------------------------------------------------------------
(Thousands of Dollars)               1997      1996        1995
----------------------------------------------------------------------------
Service cost                      $ 32,298   $ 43,206   $ 35,771
Interest cost                       98,621     94,722     89,351
Return on plan assets             (337,198)  (232,604)  (310,997)
Net amortization                   183,752    103,745    186,310
-----------------------------------------------------------------------------
Net pension (credit)/cost        $ (22,527)  $  9,069   $    435
=============================================================================

For calculating pension costs, the following assumptions were used:

-----------------------------------------------------------------------------
                                  For the Years Ended December 31,
-----------------------------------------------------------------------------
                                     1997      1996        1995
-----------------------------------------------------------------------------
Discount rate                        7.75%     7.50%       8.25%
Expected long-term
rate of return                       9.25      8.75        8.50
Compensation/progression rate        4.75      4.75        5.00
=============================================================================

The following table represents the plan's funded status reconciled to the Consolidated Balance Sheets:

----------------------------------------------------------------------------
                                                     At December 31,
----------------------------------------------------------------------------
(Thousands of Dollars)                             1997          1996
----------------------------------------------------------------------------
Accumulated benefit obligation
including vested benefits at
December 31, 1997 and 1996
of $(1,003,157,000) and
$(943,696,000), respectively                  $(1,106,850)   $(1,037,908)
----------------------------------------------------------------------------
Projected benefit obligation                  $(1,392,833)   $(1,321,146)
Market value of plan assets                     1,919,414      1,660,404
-----------------------------------------------------------------------------
Market value in excess of
projected benefit obligation                      526,581        339,258
Unrecognized transition
amount                                            (10,562)       (12,105)
Unrecognized prior service cost                    29,711         31,802
Unrecognized net gain                            (622,916)      (458,654)
----------------------------------------------------------------------------
Accrued pension liability                       $ (77,186)     $ (99,699)
=============================================================================

The following actuarial assumptions were used in calculating the plan's year-end funded status:
----------------------------------------------------------------------------
                                                     At December 31,
----------------------------------------------------------------------------
                                                    1997          1996
-----------------------------------------------------------------------------
Discount rate                                       7.25%         7.75%
Compensation/progression rate                       4.25          4.75
=============================================================================

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

The components of health care and life insurance cost are:

-----------------------------------------------------------------------------
                                           For the Years Ended December 31,
-----------------------------------------------------------------------------
(Thousands of Dollars)                         1997        1996      1995
-----------------------------------------------------------------------------
Service cost                                 $ 5,746     $ 7,457   $ 7,137
Interest cost                                 20,556      22,698    24,693
Return on plan assets                        (21,452)     (9,330)   (7,812)
Amortization of unrecognized
transition obligation                         15,134      15,134    15,134
Other amortization, net                        8,327       3,194     4,924
----------------------------------------------------------------------------
Net health care and life
insurance cost                              $ 28,311    $ 39,153  $ 44,076
============================================================================


For calculating SFAS 106 benefit costs, the following assumptions were used:

-----------------------------------------------------------------------------
                                           For the Years Ended December 31,
-----------------------------------------------------------------------------
                                           1997         1996          1995
-----------------------------------------------------------------------------
Discount rate                              7.75%        7.50%         8.00%
Long-term rate of return --
Health assets, net of tax                  6.00         5.25          5.00
Life assets                                9.25         8.75          8.50
=============================================================================

The following table represents the plan's funded status reconciled to the Consolidated Balance Sheets:

-----------------------------------------------------------------------------
                                         At December 31,
----------------------------------------------------------------------------
(Thousands of Dollars)                               1997         1996
-----------------------------------------------------------------------------
Accumulated postretirement benefit obligation of:
Retirees                                          $(214,624)  $(226,774)
Fully eligible active
employees                                              (529)       (323)
Active employees
not eligible to retire                              (70,806)    (78,985)
----------------------------------------------------------------------------
Total accumulated postretirement
benefit obligation                                 (285,959)   (306,082)
Market value of plan assets                         129,434     105,086
----------------------------------------------------------------------------
Accumulated postretirement
benefit obligation in excess
of plan assets                                     (156,525)  (200,996)
Unrecognized transition
obligation                                          227,015    242,149
Unrecognized net gain                               (70,391)   (41,457)
----------------------------------------------------------------------------
Prepaid/(accrued) postretirement
benefit obligation                                $      99  $    (304)
============================================================================

The following actuarial assumptions were used in calculating the plan's year-end funded status:

-----------------------------------------------------------------------------
                                                       At December 31,
-----------------------------------------------------------------------------
                                                      1997         1996
----------------------------------------------------------------------------
Discount rate                                         7.25%        7.75%
Health care cost trend rate (a)                       5.76         7.23
=============================================================================
(a) The annual growth in per capita cost of covered health care benefits was assumed to decrease to 4.40 percent by 2001.

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

7. Sale of Customer Receivables and Accrued Utility Revenues

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

8. Commitments and Contingencies

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

For further information on restructuring, see Note 2H, "Summary of Significant Accounting Policies -- Regulatory Accounting and Assets" and the MD&A.

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

For information regarding Millstone restart costs, see the MD&A.

For information concerning the ability of CL&P and WMECO to access their borrowing facilities, see the MD&A.

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

E. Construction Program

The construction program is subject to periodic review and revision by management. The NU system companies currently forecast construction expenditures of approximately $2.0 billion for the years 1998-2002, including $267 million for 1998. In addition, the NU system companies estimate that nuclear fuel requirements, including nuclear fuel financed through the NBFT, will be approximately $360.7 million for the years 1998-2002, including $60.6 million for 1998. See Note 5, "Leases," for additional information about the financing of nuclear fuel.

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

Estimated Annual Costs: The estimated annual costs of the NU system's significant long-term contractual arrangements are as follows:

-----------------------------------------------------------------------------
(Millions of Dollars)            1998     1999     2000     2001     2002
-----------------------------------------------------------------------------
VYNPC                           $ 28.7   $ 28.9   $ 27.7   $ 30.3   $ 31.5
NUGs                             455.5    471.1    477.5    488.5    498.9
NHEC                              30.0     30.0     14.6      --       --
Hydro-Quebec                      32.6     31.6     30.9     30.0     29.3
=============================================================================

For additional information regarding the recovery of purchased power costs, see
Note 2K, "Summary of Significant Accounting Policies -- Recoverable Energy
Costs."

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

9. Market Risk Management

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

10. Minority Interest in Consolidated Subsidiary

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

Preferred stock and long-term debt: The fair value of the system's fixed-rate securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value. The carrying amounts of the system's financial instruments and the estimated fair values are as follows:

---------------------------------------------------------------------------
                                                 At December 31, 1997
---------------------------------------------------------------------------
                                                 Carrying        Fair
(Thousands of Dollars)                            Amount         Value
---------------------------------------------------------------------------
Preferred stock not subject
to mandatory redemption                         $ 136,200     $ 79,141
Preferred stock subject to
mandatory redemption                              276,000      255,180
Long-term debt --
First Mortgage Bonds                            2,228,800    2,210,423
Other long-term debt                            1,668,533    1,691,362
MIPS                                              100,000      100,760
===========================================================================

---------------------------------------------------------------------------
                                                 At December 31, 1996
---------------------------------------------------------------------------
                                                Carrying        Fair
Thousands of Dollars)                            Amount         Value
---------------------------------------------------------------------------

Preferred stock not subject to
mandatory redemption                            $ 136,200    $ 127,045
Preferred stock subject to
mandatory redemption                              301,000      264,304
Long-term debt --
First Mortgage Bonds                            2,196,788    2,163,031
Other long-term debt                            1,718,859    1,741,818
MIPS                                              100,000      108,520
==========================================================================

The fair values shown above have been reported to meet disclosure requirements and do not purport to represent the amounts at which those obligations would be settled.



                      Management's Discussion and Analysis

                              Financial Condition

                                    Overview

The length of the ongoing outages at the three Millstone nuclear plants (Millstone) and the high costs of the recovery efforts weakened NU's 1997 earnings, balance sheet and cash flows and will continue to have an adverse impact on NU's financial condition until the units are returned to service.

NU's earnings fell sharply in 1997 for the second consecutive year, primarily as a result of costs associated with the ongoing Millstone outages. NU lost
$1.01 per common share in 1997, compared with a profit of $0.30 per common share in 1996 and $2.24 a share in 1995.

The poorer financial results in 1997 were due primarily to the fact that all three Millstone units were off line for the entire year in 1997 and spending associated with the recovery efforts was significantly higher in 1997 than it was in 1996. Millstone 3 operated for nearly three months in 1996 and Millstone 2 for nearly two months. As a result, the cost of replacing power ordinarily generated by the Millstone units rose by approximately $80 million in 1997. The total operation and maintenance (O&M) costs at Millstone were approximately $216 million higher in 1997.

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

The SEC has advised NU, CL&P, PSNH and WMECO to adjust for certain costs associated with the ongoing Millstone outages as they are incurred. For the past two years, NU, CL&P, PSNH and WMECO have been reserving for the unavoidable costs they expected to incur to meet NRC requirements. These annual statements have been adjusted in accordance with the SEC's directive. Management does not expect implementation of this accounting change to affect the ability of CL&P and WMECO to meet their financial covenants contained in their $313.75 million revolving credit arrangement.

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

In 1997, the NU system's share of nonfuel O&M costs expensed for Millstone increased to approximately $556 million, compared to approximately $340 million in 1996.

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

NU and its subsidiaries are involved in several class action lawsuits and other litigation in connection with their nuclear operations. See the "Notes to Consolidated Financial Statements," Note 8B, for further information on this litigation.

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

CL&P and WMECO established facilities in 1996 under which they may sell, from time to time, up to $200 million and $40 million, respectively, of their accounts receivable and accrued utility revenues. As of December 31, 1997, CL&P and WMECO sold approximately $70 million and $20 million of receivables, respectively, to third-party purchasers.

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

The NU system companies are seeking to mitigate the impacts of restructuring by proposing stable, lower rates while pursuing customer choice options and full recovery of their strandable costs. The NU system companies' strategy to recover strandable costs includes efforts to promote state legislation that will authorize the issuance of rate reduction bonds that would refinance these investments and which would be repaid through non-bypassable charges to customers. Management is unable to predict the ultimate outcome of these initiatives which will be subject to regulatory and legislative approvals. Management believes it is entitled to full recovery of its prudently incurred costs, including regulatory assets and other strandable costs. See the "Notes to Consolidated Financial Statements," Note 8A, for the potential accounting impacts of restructuring.

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

On February 20, 1998, PSNH forwarded a settlement offer to representatives from the state of New Hampshire that was consistent with PSNH's proposal in the rehearing proceedings including, among other things, a 20 percent rate reduction at the beginning of 1999, an auction of PSNH's nonnuclear generating units and Securitization of approximately $1.15 billion of PSNH's stranded costs.

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

On February 10, 1998, the NHPUC ordered an FPPAC rate for the period December 1, 1997, through May 31, 1998, which increased customer bills by approximately 6 percent. This rate continues to defer recovery of a substantial portion of costs for the future. In addition, recovery of the Seabrook deferred return (approximately $127 million annually) is scheduled to begin in June 1998. See the "Notes to Consolidated Financial Statements," Note 2K, for further information on the FPPAC.

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

Millstone and Seabrook

NU's estimated cost to decommission its shares of the Millstone plants and Seabrook is approximately $1.48 billion in year end 1997 dollars. These costs are being recognized over the lives of the respective units with a portion currently being recovered through rates. As of December 31, 1997, the market value of the contributions already made to the decommissioning trusts, including their investment returns, was approximately $503 million. See the "Notes to Consolidated Financial Statements," Note 3, for further information on nuclear decommissioning, including the NU system's share of costs to decommission the other regional nuclear generating units.

Environmental Matters

NU's subsidiaries are potentially liable for environmental cleanup costs at a number of sites inside and outside their service territories. To date, the future estimated environmental remediation liability has not been material with respect to the earnings or financial position of the NU system. At December 31, 1997, NU's subsidiaries had recorded an environmental reserve of approximately $16 million. See the "Notes to Consolidated Financial Statements," Note 8C, for further information on environmental matters.

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

The NU system will utilize both internal and external resources to reprogram or replace and test the software for Year 2000 modifications. The total estimated remaining cost of the Year 2000 project is $37 million and is being funded through operating cash flows. This estimate does not include any costs for the replacement or repair of equipment or devices that may be identified during the assessment process. The majority of these costs will be expensed as incurred over the next two years. To date, the company has incurred and expensed approximately $4 million related to the assessment of, and preliminary efforts in connection with, its Year 2000 project.

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

This analysis presents the hypothetical loss in earnings related to the fuel price and interest rate market risks not covered by the risk-management instruments at December 31, 1997. The NU system uses swaps, collars, puts and calls to manage the market risk exposures associated with changes in fuel prices and variable interest rates. The NU system does not use these risk-management instruments for speculative purposes. For more information on NU's use of risk-management instruments, see the "Notes to Consolidated Financial Statements," Notes 2.0 and 9.

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


Results of Operations

The components of significant income statement variances for the past two years are provided in the table below. The relative magnitude of how revenues earned in 1997 and retained earnings were used by NU's continuing operations in 1997 is illustrated in the chart on page 21.

                                      Income Statement Variances
                                        (Millions of Dollars)

                           1997 over/(under) 1996      1996 over/(under) 1995
                               Amount Percent               Amount Percent

Operating revenues           $ 43        1%               $ 42         1%
Fuel, purchased and net
interchange power             154       13                 230        25
Other operation                 3        -                 127        13
Maintenance                    86       21                 127        44
Amortization of regulatory
assets, net                     8        7                  (6)       (5)
Federal and state income
taxes                         (94)     (98)               (166)      (63)
Deferred nuclear plants
return (other and
borrowed funds)                (3)     (13)                (13)      (36)
Other income, net             (69)      (a)                 20        (a)
Interest on long-term debt     (3)      (1)                (30)      (10)
Other interest                 (4)     (53)                  1        15
Preferred dividends of
subsidiaries                   (3)     (10)                 (6)      (14)
Net income                   (169)      (a)               (244)      (86)

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

Other Operation and Maintenance

Other operation and maintenance expenses increased in 1997, primarily due to higher costs associated with the Millstone restart effort ($216 million), higher costs as a result of Seabrook outages ($23 million) and higher capacity charges from Maine Yankee ($16 million), partially offset by lower recognition of nuclear refueling outage costs primarily as a result of the 1996 CL&P Rate Settlement ($72 million), lower capacity charges from Connecticut Yankee as a result of a property tax refund ($35 million), lower administrative and general expenses ($41 million) primarily due to lower pensions and benefit costs, and lower storm expenses. Other operation and maintenance expenses increased in 1996, primarily due to higher costs associated with the Millstone restart effort ($116 million) and 1996 costs to ensure adequate generating capacity in Connecticut ($39 million). In addition, 1996 costs reflect higher storm and reliability expenditures, higher recognition of conservation expenses and higher marketing costs.

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

Federal and State Income Taxes

Federal and state income taxes decreased in 1997, primarily due to lower book taxable income. Federal and state income taxes decreased in 1996, primarily due to lower book taxable income, partially offset by 1995 tax benefits from a favorable tax ruling and the expiration of the 1991 federal statute of limitations. Income tax expense totaled approximately $95 million in 1996, despite relatively low pretax earnings, due to the tax effect of differences for certain items, particularly depreciation and the amortization of PSNH acquisition costs.

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


1997 Use of Revenue and Retained Earnings

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





NORTHEAST UTILITIES AND SUBSIDIARIES

Consolidated Statements of Quarterly Financial Data (Restated)
(Unaudited)

---------------------------------------------------------------------------------------------------------
1997                                                                    Quarter Ended (a)
---------------------------------------------------------------------------------------------------------
(Thousands of Dollars, except per share data)            March 31    June 30    September 30  December 31
---------------------------------------------------------------------------------------------------------
Operating Revenues.....................................$  975,368  $  903,323  $    977,127  $   978,988
---------------------------------------------------------------------------------------------------------
Operating Income.......................................$   69,377  $   23,542  $     46,361  $    51,502
---------------------------------------------------------------------------------------------------------
Net Income/(Loss)......................................$      876  $  (47,017) $    (30,832) $   (52,989)
---------------------------------------------------------------------------------------------------------
Earnings/(Loss) Per Common Share.......................$     0.01  $    (0.37) $      (0.24) $     (0.41)
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
1996
---------------------------------------------------------------------------------------------------------
Operating Revenues.....................................$1,028,202  $  871,904  $    955,518  $   936,524
---------------------------------------------------------------------------------------------------------
Operating Income.......................................$  155,433  $   87,725  $     63,432  $     2,080
---------------------------------------------------------------------------------------------------------
Net Income/(Loss)......................................$   87,674  $   17,572  $     (3,567) $   (62,750)
---------------------------------------------------------------------------------------------------------
Earnings/(Loss) Per Common Share.......................$     0.68  $     0.14  $      (0.03) $     (0.49)
---------------------------------------------------------------------------------------------------------

Consolidated Generation Statistics

---------------------------------------------------------------------------------------------------------
                                               1997        1996        1995         1994         1993
---------------------------------------------------------------------------------------------------------
Source of Electric Energy:(kWh-millions)

Nuclear--Steam (b).........................     3,778       9,405      18,235        19,443       22,965
Fossil--Steam..............................    13,155       9,188       9,162         8,292        7,676
Hydro--Conventional........................     1,260       1,544       1,099         1,239        1,140
Hydro--Pumped Storage......................       959       1,217       1,209         1,195        1,269
Internal Combustion........................       184         206          37            13            8
Energy Used for pumping....................    (1,327)     (1,668)     (1,674)       (1,629)      (1,749)
---------------------------------------------------------------------------------------------------------
Net Generation.............................    18,009      19,892      28,068        28,553       31,309
---------------------------------------------------------------------------------------------------------
Purchased and Net Interchange..............    24,377      22,111      14,256        14,028       10,499
Company Use and Unaccounted for............    (2,802)     (2,473)     (2,706)       (2,535)      (2,591)
---------------------------------------------------------------------------------------------------------
Net Energy Sold............................    39,584      39,530      39,618        40,046       39,217
=========================================================================================================
System Capability--MW (b)(c)...............   8,312.0     8,894.0     8,394.8       8,494.8      7,795.3
System PeaK Demand--MW.....................   6,455.5     5,946.9     6,358.2      69,338.5      6,191.0
Nuclear Capacity--MW (b)(c)................   2,785.0     3,117.8     3,239.6       3,272.6      3,110.0
Nuclear Contribution to Total
 Energy Requirements(%) (b)................      13.0        28.0        52.0          54.0         62.1
Nuclear Capacity Factor(%) (d).............      19.6        38.0        69.9          67.5         80.8
=========================================================================================================

(a) Reclassifications of prior data have been made to conform with the current presentation.
(b) Includes the NU system's entitlements in regional nuclear generating companies, net of capacity sales and purchases.
(c) Millstone 1, 2 and 3 have been out of service since November 4, 1995, Febuary 21, 1996 and
    March 30, 1996, respectively. The company has restructured its nuclear organization and is currently implementing comprehensive plans to restart the units. The actual date of the return to service for each of the units is dependent upon the completion of independent inspections and reviews by the NRC and a vote by the NRC commissioners. NU hopes to return Millstone 3 to service in early spring of 1998 and Millstone 2 three to fours months after Millstone 3. Millstone 1 is currently in extended maintenance status.
(d) Represents the average capacity factor for the nuclear units operated by the NU system.







NORTHEAST UTILITIES AND SUBSIDIARIES

Selected Consolidated Financial Data

------------------------------------------------------------------------------------------------------
(Thousands of Dollars, except             1997         1996
percentages and per share data)       (Restated)   (Restated)       1995         1994         1993
------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Net Utility Plant (a)................$  6,463,158 $  6,732,165 $  7,000,837 $  7,282,421 $  7,439,159
Total Assets.........................  10,414,412   10,741,748   10,559,574   10,584,880   10,668,164
Total Capitalization (b).............   6,472,504    6,659,617    6,820,624    7,035,989    7,309,898
Obligations Under Capital Leases (b).     207,731      206,165      230,482      239,121      243,760
------------------------------------------------------------------------------------------------------
Income Data:
Operating Revenues...................$  3,834,806 $  3,792,148 $  3,750,560 $  3,642,742 $  3,629,093
Net(Loss)/Income.....................    (129,962)      38,929      282,434      286,874      249,953 (c)
------------------------------------------------------------------------------------------------------
Common Shate Data:
(Loss)/Earnings per Share............      ($1.01)       $0.30        $2.24        $2.30        $2.02 (c)
Dividends per Share (d)..............       $0.25        $1.38        $1.76        $1.76        $1.76
Number of Shares
 Outstanding--Average................ 129,567,708  127,960,382  126,083,645  124,678,192  123,947,631
Market Price--High...................     $14 1/4      $25 1/4      $25 3/8      $25 3/4      $28 7/8
Market Price--Low....................      $7 5/8       $9 1/2          $21      $20 3/8          $22
Market Price--Closing (end of year)..   $11 13/16      $13 1/8      $24 1/4      $21 5/8      $23 3/4
Book Value per Share (end of year)...      $16.67       $18.02       $19.08       $18.47       $17.89
Rate of Return Earned on Average
 Common Equity (%)...................        (5.8)         1.6         12.0         12.7         11.4
Market-to-Book Ratio (end of year)...         0.7          0.7          1.3          1.2          1.3
------------------------------------------------------------------------------------------------------
Capitalization:
Common Shareholders' Equity..........          34%          35%          36%          33%          30%
Preferred Stock (b)(e)...............           6            6            7            9            9
Long-Term Debt (b)...................          60           59           57           58           61
------------------------------------------------------------------------------------------------------
Total Capitalization.................         100%         100%         100%         100%         100%
======================================================================================================

(a) Includes the reclassification of the unamortized PSNH
    acquisition costs to net utility plant.
(b) Includes portions due within one year.
(c) Includes the cumulative effect of change in accounting for municipal property tax expense, which increased earnings for common shares and earnings per share by
    $51.7 million and $0.42, respectively.
(d) Quarterly dividends were suspended effective March 25, 1997.
(e) Excludes $100 million of Monthly Income Preferred Securities.



NORTHEAST UTILITIES AND SUBSIDIARIES

Consolidated Sales Statistics

---------------------------------------------------------------------------------------------------------
                                           1997        1996        1995         1994 (a)          1993
---------------------------------------------------------------------------------------------------------
Revenues: (thousands)
Residential.......................... $ 1,499,394 $ 1,501,465 $ 1,469,988    $ 1,430,239     $ 1,385,818
Commercial...........................   1,266,449   1,246,822   1,230,608      1,173,808 (b)   1,043,125
Industrial...........................     560,782     565,900     583,204        559,801 (b)     649,876
Other Utilities......................     329,764     315,577     303,004        330,801         383,129
Streetlighting and Railroads.........      48,867      48,053      47,510         45,943          45,480
Non-Franchised Sales.................      21,476       8,360        -              -               -
Miscellaneous........................      47,446      23,513      50,353         44,140          60,008
---------------------------------------------------------------------------------------------------------
   Total Electric....................   3,774,178   3,709,690   3,684,667      3,584,732       3,567,436
Other................................      60,628      82,458      65,893         58,010          61,657
---------------------------------------------------------------------------------------------------------
   Total............................. $ 3,834,806 $ 3,792,148 $ 3,750,560    $ 3,642,742     $ 3,629,093
=========================================================================================================
Sales: (kWh - millions)
Residential..........................      12,099      12,241      12,005         12,231          11,988
Commercial...........................      12,091      12,012      11,737         11,649 (b)      10,304
Industrial...........................       6,801       6,820       6,842          6,729 (b)       7,572
Other Utilities......................       8,034       8,032       8,718          9,123           9,046
Streetlighting and Railroads.........         318         319         316            314             307
Non-Franchised Sales.................         241          50        -              -               -
---------------------------------------------------------------------------------------------------------
   Total.............................      39,584      39,474      39,618         40,046          39,217
=========================================================================================================
Customers: (average)
Residential..........................   1,535,134   1,532,015   1,526,127      1,513,987       1,503,182
Commercial...........................     159,350     157,347     156,652        154,703 (b)     155,487
Industrial...........................       7,804       7,792       7,861          7,813 (b)       6,272
Other................................       3,929       3,916       3,878          3,818           3,793
---------------------------------------------------------------------------------------------------------
   Total.............................   1,706,217   1,701,070   1,694,518      1,680,321       1,668,734
=========================================================================================================
Average Annual Use
   per Residential Customer (kWh)....       7,898       8,005       7,880 (c)      8,152           7,987
=========================================================================================================
Average Annual Bill
   per Residential Customer.......... $    978.72 $    980.19 $    964.88 (c)$    953.23     $    923.32
=========================================================================================================
Average Revenue (in cents) per kWh:
Residential..........................       12.39       12.27       12.24          11.69           11.56
Commercial...........................       10.47       10.38       10.49          10.08           10.12
Industrial...........................        8.25        8.30        8.52           8.32            8.58
=========================================================================================================

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