Form 10-K/A, Exhibit 13
period 1997-12-31
NORTHEAST UTILITIES SYSTEM; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE
filed 1998-06-12
CIK 72741, 23426, 106170, 315256

EXHIBIT 13.2
                    THE CONNECTICUT LIGHT AND POWER COMPANY
                                AND SUBSIDIARIES

                           AMENDED 1997 ANNUAL REPORT


            The Connecticut Light and Power Company and Subsidiaries

                           Amended 1997 Annual Report

                                     Index


Contents                                                               Page


Consolidated Balance Sheets (Restated)...............................   2-3

Consolidated Statements of Income (Restated).........................    4

Consolidated Statements of Cash Flows (Restated).....................    5

Consolidated Statements of Common Stockholder's
Equity (Restated)....................................................    6

Notes to Consolidated Financial Statements (Restated)................    7

Report of Independent Public Accountants.............................    41

Management's Discussion and Analysis of Financial
  Condition and Results of Operations (Restated).....................    42


Selected Financial Data (Restated)...................................    54

Statements of Quarterly Financial Data (Restated)....................    54

Statistics...........................................................    55

Preferred Stockholder and Bondholder Information..................... Back Cover





                                   PART I.  FINANCIAL INFORMATION

THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

-----------------------------------------------------------------------------------------
At December 31,                                                   1997           1996
                                                               (Restated)     (Restated)
-----------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
ASSETS
------

Utility Plant, at original cost:
  Electric.................................................  $  6,411,018   $  6,283,736

     Less: Accumulated provision for depreciation..........     2,902,673      2,665,519
                                                             -------------  -------------
                                                                3,508,345      3,618,217
  Construction work in progress............................        93,692         95,873
  Nuclear fuel, net........................................       135,076        133,050
                                                             -------------  -------------
      Total net utility plant..............................     3,737,113      3,847,140
                                                             -------------  -------------

Other Property and Investments:
  Nuclear decommissioning trusts, at market................       369,162        296,960
  Investments in regional nuclear generating
   companies, at equity....................................        58,061         56,925
  Other, at cost...........................................        66,625         16,565
                                                             -------------  -------------
                                                                  493,848        370,450
                                                             -------------  -------------
Current Assets:
  Cash.....................................................           459            404
  Notes receivable from affiliated companies...............          -           109,050
  Investments in securitizable assets......................       205,625           -
  Receivables, less accumulated provision for
    uncollectible accounts of $300,000 in 1997
    and of $13,240,000 in 1996.............................        50,671        226,112
  Accounts receivable from affiliated companies............         3,150          3,481
  Taxes receivable.........................................        70,311         40,134
  Accrued utility revenues.................................          -            78,451
  Fuel, materials and supplies, at average cost............        81,878         79,937
  Recoverable energy costs, net--current portion...........        28,073         25,436
  Prepayments and other....................................        79,632         63,344
                                                             -------------  -------------
                                                                  519,799        626,349
                                                             -------------  -------------
Deferred Charges:
  Regulatory assets........................................     1,292,818      1,370,781
  Unamortized debt expense.................................        19,286         17,033
  Other....................................................        18,359         12,283
                                                             -------------  -------------
                                                                1,330,463      1,400,097
                                                             -------------  -------------




      Total Assets.........................................  $  6,081,223   $  6,244,036
                                                             =============  =============

The accompanying notes are an integral part of these financial statements.







THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

----------------------------------------------------------------------------------------
At December 31,                                                  1997           1996
                                                              (Restated)     (Restated)
----------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock--$10 par value. Authorized
   24,500,000 shares; outstanding 12,222,930
   shares in 1997 and 1996................................  $    122,229   $    122,229
  Capital surplus, paid in................................       641,333        639,657
  Retained earnings (Note 1)..............................       419,972        580,779
                                                            -------------  -------------
           Total common stockholder's equity..............     1,183,534      1,342,665
  Cumulative preferred stock--
    $50 par value - authorized 9,000,000 shares;
    outstanding 5,424,000 shares in 1997 and 1996;
    $25 par value - authorized 8,000,000 shares;
    outstanding no shares in 1997 and 1996
   Not subject to mandatory redemption....................       116,200        116,200
   Subject to mandatory redemption........................       151,250        155,000
  Long-term debt..........................................     2,023,316      1,834,405
                                                            -------------  -------------
           Total capitalization...........................     3,474,300      3,448,270
                                                            -------------  -------------
Minority Interest in Consolidated Subsidiary..............       100,000        100,000
                                                            -------------  -------------
Obligations Under Capital Leases..........................        18,042        143,347
                                                            -------------  -------------
Current Liabilities:
  Notes payable to banks..................................        35,000           -
  Notes payable to affiliated company.....................        61,300           -
  Long-term debt and preferred stock--current
   portion................................................        23,761        204,116
  Obligations under capital leases--current
   portion................................................       140,076         12,361
  Accounts payable........................................       124,427        160,945
  Accounts payable to affiliated companies................        92,963         78,481
  Accrued taxes...........................................        33,017         28,707
  Accrued interest........................................        14,650         31,513
  Other...................................................        23,495         34,433
                                                            -------------  -------------
                                                                 548,689        550,556
                                                            -------------  -------------
Deferred Credits:
  Accumulated deferred income taxes.......................     1,348,617      1,386,772
  Accumulated deferred investment tax credits.............       127,713        135,080
  Deferred contractual obligations........................       348,406        305,627
  Other...................................................       115,456        174,384
                                                            -------------  -------------
                                                               1,940,192      2,001,863
                                                            -------------  -------------

Commitments and Contingencies (Note 12)
           Total Capitalization and Liabilities...........  $  6,081,223   $  6,244,036
                                                            =============  =============

The accompanying notes are an integral part of these financial statements.







THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME


-----------------------------------------------------------------------------------------
For the Years Ended December 31,                          1997        1996        1995
                                                       (Restated)  (Restated)
-----------------------------------------------------------------------------------------
                                                           (Thousands of Dollars)

Operating Revenues................................... $2,465,587  $2,397,460  $2,387,069
                                                      ----------- ----------- -----------
Operating Expenses:
  Operation --
     Fuel, purchased and net interchange power.......    977,543     831,079     608,600
     Other...........................................    726,420     727,674     614,382
  Maintenance........................................    355,772     300,005     192,607
  Depreciation.......................................    238,667     247,109     242,496
  Amortization of regulatory assets, net.............     61,648      57,432      54,217
  Federal and state income taxes.....................    (59,436)        957     178,346
  Taxes other than income taxes......................    172,592     174,062     172,395
                                                      ----------- ----------- -----------
        Total operating expenses (Note 1)............  2,473,206   2,338,318   2,063,043
                                                      ----------- ----------- -----------
Operating (Loss)/Income..............................     (7,619)     59,142     324,026
                                                      ----------- ----------- -----------

Other Income:
  Equity in earnings of regional nuclear
    generating companies.............................      5,672       6,619       6,545
  Other, net.........................................     (1,856)     20,710      14,585
  Minority interest in income of subsidiary..........     (9,300)     (9,300)     (8,732)
  Income taxes.......................................      7,573         160      (2,978)
                                                      ----------- ----------- -----------
        Other income, net............................      2,089      18,189       9,420
                                                      ----------- ----------- -----------
        (Loss)/Income before interest charges........     (5,530)     77,331     333,446
                                                      ----------- ----------- -----------

Interest Charges:
  Interest on long-term debt.........................    132,127     127,198     124,350
  Other interest.....................................      1,940       1,001       3,880
                                                      ----------- ----------- -----------
        Interest charges, net........................    134,067     128,199     128,230
                                                      ----------- ----------- -----------

Net (Loss)/Income (Note 1)........................... $ (139,597) $  (50,868) $  205,216
                                                      =========== =========== ===========


The accompanying notes are an integral part of these financial statements.





THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

-----------------------------------------------------------------------------------------------
For the Years Ended December 31,                                   1997       1996       1995
                                                                (Restated) (Restated)
-----------------------------------------------------------------------------------------------
                                                                      (Thousands of Dollars)
Operating Activities:
  Net(Loss)/Income............................................ $(139,597) $ (50,868) $ 205,216
  Adjustments to reconcile to net cash
   from operating activities:
    Depreciation..............................................   238,667    247,109    242,496
    Deferred income taxes and investment tax credits, net.....   (10,400)   (39,642)    49,520
    Deferred nuclear plants return, net of amortization.......      (281)     7,746     95,559
    Amortization of deferred demand-side-management costs, net    38,029     26,941       (937)
    Recoverable energy costs, net of amortization.............    (9,533)   (35,567)   (16,169)
    Amortization of deferred cogeneration costs, net..........    32,700     25,957    (55,341)
    Deferred nuclear refueling outage, net of amortization ...   (45,333)    45,643    (20,712)
    Other sources of cash.....................................    64,013     75,552     86,956
    Other uses of cash........................................   (50,137)   (23,862)   (53,745)
  Changes in working capital:
    Receivables and accrued utility revenues..................   184,223    (22,378)   (33,032)
    Fuel, materials and supplies..............................    (1,941)   (11,455)    (4,479)
    Accounts payable..........................................   (22,036)    83,951      9,605
    Accrued taxes.............................................     4,310    (23,561)    25,855
    Sale of receivables and accrued utility revenues..........    70,000        -          -
    Investment in securitizable assets........................  (205,625)       -          -
    Other working capital (excludes cash).....................   (74,266)    (5,385)    (1,869)
                                                               ---------- ---------- ----------
Net cash flows from operating activities (Note 1).............    72,793    300,181    528,923
                                                               ---------- ---------- ----------


Financing Activities:
  Issuance of long-term debt..................................   200,000    222,000        -
  Issuance of Monthly Income
   Preferred Securities.......................................       -          -      100,000
  Net increase/(decrease) in short-term debt..................    96,300    (51,750)  (127,000)
  Reacquisitions and retirements of long-term debt............  (204,116)   (14,329)   (10,866)
  Reacquisitions and retirements of preferred stock...........       -          -     (125,000)
  Cash dividends on preferred stock...........................   (15,221)   (15,221)   (21,185)
  Cash dividends on common stock..............................    (5,989)  (138,608)  (164,154)
                                                               ---------- ---------- ----------
Net cash flows from/(used for) financing activities...........    70,974      2,092   (348,205)
                                                               ---------- ---------- ----------
Investment Activities:
  Investment in plant:
    Electric utility plant....................................  (155,550)  (140,086)  (131,858)
    Nuclear fuel..............................................      (702)       553     (1,543)
                                                               ---------- ---------- ----------
  Net cash flows used for investments in plant................  (156,252)  (139,533)  (133,401)
  Investment in NU system money pool..........................   109,050   (109,050)       -
  Investment in nuclear decommissioning trusts................   (45,314)   (50,998)   (47,826)
  Other investment activities, net............................   (51,196)    (2,625)       581
                                                               ---------- ---------- ----------
Net cash flows used for investments...........................  (143,712)  (302,206)  (180,646)
                                                               ---------- ---------- ----------
Net Increase In Cash For The Period...........................        55         67         72
Cash - beginning of period....................................       404        337        265
                                                               ---------- ---------- ----------
Cash - end of period.......................................... $     459  $     404  $     337
                                                               ========== ========== ==========

Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized........................ $ 145,962  $ 114,458  $ 117,074
                                                               ========== ========== ==========
  Income taxes................................................ $ (22,338) $  77,790  $ 137,706
                                                               ========== ========== ==========
Increase in obligations:
  Niantic Bay Fuel Trust and other capital leases............. $   2,815  $   2,855  $  33,537
                                                               ========== ========== ==========

The accompanying notes are an integral part of these financial statements.






 THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY


---------------------------------------------------------------------------------------
                                                      Capital    Retained
                                            Common    Surplus,   Earnings(a)   Total
                                            Stock     Paid In    (Note 1)
---------------------------------------------------------------------------------------
                                                          (Thousands of Dollars)


Balance at January 1, 1995............... $122,229   $632,117   $ 765,724   $1,520,070


    Net income for 1995..................                         205,216      205,216
    Cash dividends on preferred
      stock..............................                         (21,185)     (21,185)
    Cash dividends on common stock.......                        (164,154)    (164,154)
    Loss on the retirement of
      preferred stock...............                                 (125)        (125)
    Capital stock expenses, net..........               5,864                    5,864
                                          ---------  ---------  ----------  -----------
Balance at December 31, 1995.............  122,229    637,981     785,476    1,545,686


    Net loss for 1996 (Note 1)...........                         (50,868)     (50,868)
    Cash dividends on preferred
      stock..............................                         (15,221)     (15,221)
    Cash dividends on common stock.......                        (138,608)    (138,608)
    Capital stock expenses, net..........               1,676                    1,676
                                          ---------  ---------  ----------  -----------
Balance at December 31, 1996 (Restated)..  122,229    639,657     580,779    1,342,665


    Net loss for 1997 (Note 1)...........                        (139,597)    (139,597)
    Cash dividends on preferred
      stock..............................                         (15,221)     (15,221)
    Cash dividends on common stock.......                          (5,989)      (5,989)
    Capital stock expenses, net..........               1,676                    1,676
                                          ---------  ---------  ----------  -----------
Balance at December 31, 1997 (Restated).. $122,229   $641,333   $ 419,972   $1,183,534
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





The Connecticut Light and Power Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SECURITIES AND EXCHANGE COMMISSION INQUIRY

In a letter dated March 25, 1998, the Securities and Exchange Commission (SEC) inquired into Northeast Utilities' (NU) accounting for nuclear compliance costs. These costs are the unavoidable incremental costs associated with the current nuclear outages required to be incurred prior to restart of the units in accordance with correspondence received from the Nuclear Regulatory Commission
(NRC) early in 1996. The SEC's view is that these unavoidable costs associated with nuclear outages and procedures to be implemented at nuclear power plants in response to regulatory requirements required prior to restart of the units should be expensed as incurred. During 1996 and 1997, NU and its wholly owned subsidiaries, The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH) and Western Massachusetts Electric Company (WMECO), reserved for these unavoidable incremental costs that they expected to incur to meet NRC standards. The SEC advised NU, CL&P, PSNH and WMECO to reflect these costs as they are incurred. While NU and its independent auditors, Arthur Andersen LLP, believed the accounting was required by, and was in accordance with, generally accepted accounting principles, the company has agreed to adjust its accounting for nuclear compliance costs and amend its 1996 and 1997 Form 10-K filings. The financial statements in this report have been restated to reflect the change in accounting.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A.  ABOUT THE CONNECTICUT LIGHT AND POWER COMPANY
         The Connecticut Light and Power Company and subsidiaries (the company or CL&P), WMECO, Holyoke Water Power Company (HWP), PSNH and North Atlantic Energy Corporation (NAEC) are the operating subsidiaries comprising the Northeast Utilities system (the NU system) and are wholly owned by NU.

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

         For more information on significant subsidiaries of CL&P, see Note 11, "Sale of Customer Receivables and Accrued Utility Revenues," and Note 14, "Minority Interest in Consolidated Subsidiary."

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

         For information regarding proposed changes in the nature of industry regulation, see Note 2H, "Summary of Significant Accounting Policies - Regulatory Accounting and Assets," and Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A).


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

         See Note 11, "Sale of Customer Receivables and Accrued Utility Revenues," and Note 12C, "Commitments and Contingencies - Environmental Matters," for information on other newly adopted accounting and reporting standards related to those specific areas.

     E.  INVESTMENTS AND JOINTLY OWNED ELECTRIC UTILITY PLANT
         Regional Nuclear Generating Companies: CL&P owns common stock of four regional nuclear generating companies (Yankee companies). The Yankee companies, with CL&P's ownership interests are:


         Connecticut Yankee Atomic Power Company(CYAPC) ............... 34.5%
         Yankee Atomic Electric Company (YAEC) ........................ 24.5
         Maine Yankee Atomic Power Company (MYAPC) .................... 12.0
         Vermont Yankee Nuclear Power Corporation (VYNPC) .............  9.5


         CL&P's investments in the Yankee companies are accounted for on the equity basis due to the company's ability to exercise significant influence over their operating and financial policies.

         CL&P's investments in the Yankee companies at December 31, 1997 are:


                                                          (Thousands of Dollars)

         CYAPC ..................................................    $38,358
         YAEC ...................................................      5,128
         MYAPC ..................................................      9,449
         VYNPC ..................................................      5,126

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

         The electricity produced by the Vermont Yankee nuclear generating facility (VY) is committed substantially on the basis of ownership interests and is billed pursuant to contractual agreements. YAEC's, CYAPC's and MYAPC's nuclear power plants were shut down permanently on February 26, 1992, December 4, 1996, and August 6, 1997, respectively. Under ownership agreements with the Yankee companies, CL&P may be asked to provide direct or indirect financial support for one or more of the companies. For more information on the Yankee companies, see Note 4, "Nuclear Decommissioning," and Note 12F, "Commitments and Contingencies
         - Long-Term Contractual Arrangements."

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

         For more information regarding the DPUC's action, see the MD&A. For more information regarding the Millstone units see Note 4, "Nuclear Decommissioning," and Note 12B, "Commitments and Contingencies - Nuclear Performance."

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

         Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.8 percent in 1997 and 4.0 percent in 1996 and 1995. See Note 4, "Nuclear Decommissioning," for information on nuclear decommissioning.

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

         For further information on CL&P's regulatory environment and the potential impacts of restructuring, see Note 12A, "Commitments and Contingencies - Restructuring and Rate Matters" and the MD&A.

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

         The components of CL&P's regulatory assets are as follows:

         At December 31,                                   1997          1996
                                                         (Thousands of Dollars)

         Income taxes, net (Note 2I) .................  $  709,896   $  753,390
         Recoverable energy costs,
           net (Note 2J) .............................     104,796       97,900
         Deferred demand-side management
           costs (Note 2K) ...........................      52,100       90,129
         Cogeneration costs (Note 2L) ................      33,505       66,205
         Unrecovered contractual
           obligations (Note 4) ......................     338,406      300,627
         Other .......................................      54,115       62,530


                                                        $1,292,818   $1,370,781



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

         The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, which give rise to the accumulated deferred tax obligation is as follows:


         At December 31,                                   1997         1996
                                                        (Restated)   (Restated)
                                                        (Thousands of Dollars)

         Accelerated depreciation and other
           plant-related differences ................   $1,056,690   $1,032,857

         Regulatory assets - income tax
           gross up .................................      304,276      313,420

         Net operating loss carryforwards ...........       (7,670)        -

         Other ......................................       (4,679)      40,495

                                                        $1,348,617   $1,386,772



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

     L.  COGENERATION COSTS
         Beginning on July 1, 1996, the deferred cogeneration balance of approximately $86 million is being amortized over a five year period. An additional $9 million of amortization was applied to the deferred balance in 1997, as required under a settlement agreement which CL&P reached with the DPUC. CL&P continues to apply any savings associated facility to the deferred balance. Under current expectations, CL&P expects complete amortization of the deferred balance by December 31, 1998. At December 31, 1997, CL&P's deferred cogeneration costs balance was approximately $33.5 million.

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

         Amounts receivable or payable under fuel-price management instruments are recognized in operating revenues when realized. CL&P does not use market risk-management instruments for speculative purposes. For further information, see Note 13, "Market Risk Management."

3.   LEASES

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

     CL&P has also entered into lease agreements, some of which are capital leases, for the use of data processing and office equipment, vehicles, gas turbines, nuclear control room simulators and office space. The provisions of these lease agreements generally provide for renewal options. The following rental payments have been charged to expense:

          Year                Capital Leases      Operating Leases


          1997   ...........  $10,457,000           $19,749,000
          1996   ...........   17,993,000            22,032,000
          1995   ...........   56,307,000            23,793,000

     Interest included in capital lease rental payments was $9,948,000 in 1997, $10,144,000 in 1996 and $10,587,000 in 1995.

     Future minimum rental payments, excluding executory costs such as property taxes, state use taxes, insurance and maintenance, under long-term noncancelable leases as of December 31, 1997, are:

          Year                Capital Leases      Operating Leases

                                   (Thousands of Dollars)

          1998...............   $142,500           $  22,700
          1999...............      2,900              21,300
          2000...............      2,900              19,900
          2001...............      2,900              14,400
          2002...............      3,000               6,200
          After 2002.........     54,300              22,800


     Future minimum lease
       payments..............    208,500            $107,300



     Less amount
       representing
       interest..............     50,400


     Present value of
       future minimum
       lease payments........   $158,100


     Rocky River Realty Company (RRR) provides real estate support services, including the leasing of properties and facilities, used by NU system companies, including CL&P. During 1997, RRR repurchased certain notes that were secured by real estate leases between RRR as lessor and NUSCO as lessee. The repayment of these notes triggered the acceleration of rent and CL&P was subsequently billed by NUSCO and paid its proportionate share of the accelerated lease obligation. At December 31, 1997, CL&P has recorded long-term prepaid rent of approximately $11.1 million. This asset is being amortized on a straight line basis and will be fully amortized in 2017.

4.   NUCLEAR DECOMMISSIONING

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

6.   PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION

     Details of preferred stock not subject to mandatory redemption are:

                        December 31,    Shares
                           1997       Outstanding
                        Redemption    December 31,            December 31,

Description               Price          1997          1997      1996      1995

                                                     (Thousands of Dollars)

$1.90  Series of 1947    $52.50         163,912     $  8,196  $  8,196  $  8,196
$2.00  Series of 1947     54.00         336,088       16,804    16,804    16,804
$2.04  Series of 1949     52.00         100,000        5,000     5,000     5,000
$2.06  Series E of 1954   51.00         200,000       10,000    10,000    10,000
$2.09  Series F of 1955   51.00         100,000        5,000     5,000     5,000
$2.20  Series of 1949     52.50         200,000       10,000    10,000    10,000
$3.24  Series G of 1968   51.84         300,000       15,000    15,000    15,000
 3.90% Series of 1949     50.50         160,000        8,000     8,000     8,000
 4.50% Series of 1956     50.75         104,000        5,200     5,200     5,200
 4.50% Series of 1963     50.50         160,000        8,000     8,000     8,000
 4.96% Series of 1958     50.50         100,000        5,000     5,000     5,000
 5.28% Series of 1967     51.43         200,000       10,000    10,000    10,000
 6.56% Series of 1968     51.44         200,000       10,000    10,000    10,000

Total preferred stock
  not subject to
  mandatory redemption                              $116,200  $116,200  $116,200



     All or any part of each outstanding series of such preferred stock may be redeemed by CL&P at any time at established redemption prices plus accrued dividends to the date of redemption.


7.   PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION

     Details of preferred stock subject to mandatory redemption are:

                        December 31,    Shares
                           1997       Outstanding
                        Redemption    December 31,            December 31,

Description               Price*         1997          1997      1996     1995

                                                        (Thousands of Dollars)

7.23%  Series of 1992     $52.41      1,500,000     $ 75,000  $ 75,000  $ 75,000
5.30%  Series of 1993      51.00      1,600,000       80,000    80,000    80,000

                                                     155,000   155,000   155,000


Less preferred stock
  to be redeemed
  within one year.........               75,000        3,750      -         -

Total preferred stock
  subject to mandatory
  redemption..............                          $151,250  $155,000  $155,000


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

8.   LONG-TERM DEBT

     Details of long-term debt outstanding are:
                                                                December 31,

                                                            1997          1996

                                                          (Thousands of Dollars)
     First Mortgage Bonds:

      7 5/8%   Series UU   due 1997...............         $   -       $193,288
      6 1/2%   Series T    due 1998...............         20,000        20,000
      7 1/4%   Series VV   due 1999...............         99,000        99,000
      5 1/2%   Series A    due 1999...............        140,000       140,000
      5 3/4%   Series XX   due 2000...............        200,000       200,000
      7 7/8%   Series A    due 2001...............        160,000       160,000
      7 3/4%   Series C    due 2002...............        200,000          -
      6 1/8%   Series B    due 2004...............        140,000       140,000
      7 3/8%   Series TT   due 2019...............         20,000        20,000
      7 1/2%   Series YY   due 2023...............        100,000       100,000
      8 1/2%   Series C    due 2024...............        115,000       115,000
      7 7/8%   Series D    due 2024...............        140,000       140,000
      7 3/8%   Series ZZ   due 2025...............        125,000       125,000

               Total First Mortgage Bonds.........      1,459,000     1,452,288

      Pollution Control Notes:
        Variable rate, due 2016-2022..............         46,400        46,400
        Variable tax exempt, due 2028-2031........        377,500       377,500
      Fees and interest due for spent
        fuel disposal costs (Note 2M).............        166,458       157,968
      Other.......................................             86        10,915
      Less amounts due within one year............         20,011       204,116
      Unamortized premium and discount, net.......         (6,117)       (6,550)

        Long-term debt, net.......................     $2,023,316    $1,834,405



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

     CL&P has $62 million of tax-exempt Pollution Control Revenue Bonds with a bond insurance and liquidity facility secured by First Mortgage Bonds.

9.   INCOME TAX EXPENSE

     The components of the federal and state income tax provisions (credited)/ charged to operations are:


     For the Years Ended December 31,      1997         1996        1995
                                        (Restated)   (Restated)

                                               (Thousands of Dollars)

      Current income taxes:
        Federal.....................    $(53,339)     $30,650     $ 93,906
        State.......................      (3,270)       9,789       37,898

          Total current.............     (56,609)      40,439      131,804

      Deferred income taxes, net:
        Federal.....................       8,436      (22,866)      52,075
        State.......................     (11,470)      (9,409)       5,085

          Total deferred............      (3,034)     (32,275)      57,160

      Investment tax credits, net...      (7,366)      (7,367)      (7,640)

          Total income tax
          (credit)/expense..........    $(67,009)     $   797     $181,324



      The components of total income tax expense are classified as follows:

      Income taxes charged to
        operating expenses..........    $(59,436)     $   957      $178,346
      Other income taxes............      (7,573)        (160)        2,978

      Total income tax
     (credit)/expense...............    $(67,009)     $   797      $181,324




     Deferred income taxes are comprised of the tax effects of temporary differences as follows:

     For the Years Ended December 31,      1997         1996         1995
                                        (Restated)   (Restated)

                                              (Thousands of Dollars)

     Depreciation, leased nuclear fuel,
       settlement credits and
       disposal costs.................. $ 11,991     $  3,981      $ 44,278
     Energy adjustment clauses.........  (14,039)      (1,654)       23,302
     Demand-side management............  (12,408)     (17,099)        1,310
     Nuclear plant deferrals...........   14,007      (18,861)       (8,055)
     Bond redemptions..................   (1,339)      (1,789)       (2,255)
     Contractual settlements...........    1,754        2,513        (9,496)
     Pension accruals..................    6,524        2,944         5,382
     State net operating loss
       carryforwards...................   (7,670)        -             -
     Other.............................   (1,854)      (2,310)        2,694

     Deferred income taxes, net........ $ (3,034)    $(32,275)     $ 57,160



     A reconciliation between income tax expense and the expected tax expense at the applicable statutory rate is as follows:


     For the Years Ended December 31,      1997         1996         1995
                                                     (Restated)   (Restated)

                                              (Thousands of Dollars)

     Expected federal income tax at
       35 percent of pretax income..... $(72,312)     $(18,257)    $135,289
     Tax effect of differences:
       State income taxes, net of
         federal benefit...............   (8,966)          248       27,939
       Depreciation....................   19,701        21,313       23,517
       Deferred nuclear plants return..      (30)         (444)      (1,639)
       Amortization of
         regulatory assets ............    3,901         8,601       20,218
       Property tax....................     -             -            (159)
       Investment tax credit
         amortization..................   (7,366)       (7,367)      (7,640)
       Adjustment for prior years'
         taxes.........................      (10)         -         (10,442)
       Other, net......................   (1,927)       (3,297)      (5,759)

     Total income tax
       (credits)/expense............... $(67,009)     $    797     $181,324




10.  EMPLOYEE BENEFITS

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

          The components of net pension credit for CL&P are:

          For the Years Ended December 31,     1997         1996         1995

                                                (Thousands of Dollars)

          Service cost...................   $  7,888      $  11,896    $  7,543
          Interest cost..................     37,939         37,226      37,110
          Return on plan assets..........    (148,830)     (103,248)   (138,582)
          Net amortization...............      80,507        45,300      83,516

          Net pension credit.............    $(22,496)    $  (8,826)   $(10,413)




          For calculating pension cost, the following assumptions were used:

          For the Years Ended December 31,     1997         1996         1995

          Discount rate.................       7.75%        7.50%        8.25%
          Expected long-term
            rate of return..............       9.25         8.75         8.50
          Compensation/progression
            rate........................       4.75         4.75         5.00




          The following table represents the plan's funded status reconciled to the Consolidated Balance Sheets:



          At December 31,                           1997           1996

                                                   (Thousands of Dollars)

          Accumulated benefit obligation,
            including vested benefits at
            December 31, 1997 and 1996 of
            $(420,499,000) and $(405,340,000),
            respectively........................  $(451,802)     $(434,473)



          Projected benefit obligation..........  $(531,564)     $(514,989)
          Market value of plan assets...........    846,366        736,448

          Market value in excess of projected
            benefit obligation..................    314,802        221,459
          Unrecognized transition amount........     (6,445)        (7,365)
          Unrecognized prior service costs......      3,524          3,818
          Unrecognized net gain.................   (269,560)      (198,088

          Prepaid pension asset.................  $  42,321      $  19,824



          The following actuarial assumptions were used in calculating the plan's year-end funded status:



          At December 31,                           1997           1996


          Discount rate.........................    7.25%          7.75%
          Compensation/progression rate.........    4.25           4.75


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

       The components of health care and life insurance cost are:



       For the Years Ended December 31,         1997        1996        1995

                                                   (Thousands of Dollars)

       Service cost ......................    $ 1,692     $ 2,270     $ 2,248
       Interest cost .....................      9,152      10,211      11,510
       Return on plan assets .............     (7,755)     (2,904)     (1,015)
       Amortization of unrecognized
         transition obligation ...........      7,344       7,344       7,344
       Other amortization, net ...........      2,370         956         602

       Net health care and life
         insurance cost ..................    $12,803     $17,877     $20,689



       For calculating SFAS 106 benefit costs, the following assumptions were used:




       For the Years Ended December 31,         1997        1996        1995


       Discount rate .....................      7.75%       7.50%       8.00%
       Long-term rate of return -
         Health assets, net of tax .......      6.00        5.25        5.00
         Life assets .....................      9.25        8.75        8.50


       The following table represents the plan's funded status reconciled to the Consolidated Balance Sheets:


       At December 31,                              1997        1996

                                                 (Thousands of Dollars)
       Accumulated postretirement
         benefit obligation of:
        Retirees ............................   $(102,282)   $(109,299)
        Fully eligible active employees .....        (219)        (165)
        Active employees not eligible
          to retire .........................     (24,075)     (27,913)

       Total accumulated postretirement
         benefit obligation .................    (126,576)    (137,377)

       Market value of plan assets ..........      46,055       38,783


       Accumulated postretirement benefit
         obligation in excess of
         plan assets ........................     (80,521)     (98,594)

       Unrecognized transition amount .......     110,162      117,506

       Unrecognized net gain ................     (29,641)     (18,912)


       Accrued postretirement benefit
         liability ..........................   $    -       $    -



       The following actuarial assumptions were used in calculating the plan's year-end funded status:



       At December 31,                              1997        1996


       Discount rate ........................       7.25%       7.75%
       Health care cost trend rate (a) ......       5.76        7.23


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

11.  SALE OF CUSTOMER RECEIVABLES AND ACCRUED UTILITY REVENUES

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

12.  COMMITMENTS AND CONTINGENCIES

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

         For further information on restructuring, see Note 2H, "Summary of Significant Accounting Policies - Regulatory Accounting and Assets," and the MD&A.

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

     E.  CONSTRUCTION PROGRAM
         The construction program is subject to periodic review and revision by management. CL&P currently forecasts construction expenditures of approximately $1.3 billion for the years 1998-2002, including $164.9 million for 1998. In addition, CL&P estimates that nuclear fuel requirements, including nuclear fuel financed through the NBFT, will be approximately $247.7 million for the years 1998-2002, including $37.6 million for 1998. See Note 3, "Leases," for additional information about the financing of nuclear fuel.

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

         The other Yankee generating facilities, MY, CY and Yankee Rowe, were permanently shutdown as of August 6, 1997, December 4, 1996 and February 26, 1992, respectively. See Note 2E, "Summary of Significant Accounting Policies - Investments and Jointly Owned Electric Utility Plant," for further information on the Yankee companies, and Note 4, "Nuclear Decommissioning," regarding the related decommissioning obligations.

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


         For additional information regarding the recovery of purchased power costs, see Note 2J, "Summary of Significant Accounting Policies - Recoverable Energy Costs."


13.  MARKET RISK MANAGEMENT

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

14.  MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY

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

15.  FAIR VALUE OF FINANCIAL INSTRUMENTS

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

     The carrying amounts of CL&P's financial instruments and the estimated fair values are as follows:


                                                         Carrying       Fair
     At December 31, 1997                                 Amount        Value

                                                        (Thousands of Dollars)

     Preferred stock not subject
       to mandatory redemption.....................    $  116,200    $   62,889

     Preferred stock subject to
       mandatory redemption........................       155,000       135,600

     Long-term debt -
       First Mortgage Bonds........................     1,459,000     1,435,772

       Other long-term debt........................       590,443       590,443

     MIPS..........................................       100,000       100,760




                                                         Carrying       Fair
   At December 31, 1996                                   Amount        Value

                                                        (Thousands of Dollars)
     Preferred stock not subject
       to mandatory redemption......................   $  116,200    $  111,845

     Preferred stock subject to
       mandatory redemption.........................      155,000       120,900

     Long-term debt -
       First Mortgage Bonds.........................    1,452,288     1,410,665

       Other long-term debt.........................      592,783       592,783

   MIPS ............................................      100,000       108,520



   The fair values shown above have been reported to meet disclosure requirements and do not purport to represent the amounts at which those obligations would be settled.




The Connecticut Light and Power Company and Subsidiaries

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors
   of The Connecticut Light and Power Company:

We have audited the accompanying consolidated balance sheets, as restated - see Note 1, of The Connecticut Light and Power Company and Subsidiaries (a Connecticut corporation and a wholly owned subsidiary of Northeast Utilities) as of December 31, 1997 and 1996, and the related consolidated statements of income, common stockholder's equity and cash flows, as restated - see Note 1, for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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




                                       /s/ ARTHUR ANDERSEN LLP
                                           ARTHUR ANDERSEN LLP



Hartford, Connecticut
February 20, 1998 (except with respect to the matter discussed in Note 1, as to which the date is June 10, 1998).






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

CL&P had a net loss of approximately $140 million in 1997, compared to a net loss of approximately $51 million in 1996. The poorer financial results in 1997 were due primarily to the fact that all three Millstone units were off line for the entire year in 1997 and spending associated with the recovery efforts was significantly higher in 1997 than it was in 1996. Millstone 3 operated for nearly three months in 1996 and Millstone 2 for nearly two months. As a result, the cost of replacing power ordinarily generated by the Millstone units rose by approximately $65 million in 1997. The total operation and maintenance (O&M) costs at Millstone were approximately $173 million higher in 1997.

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

The SEC has advised CL&P to adjust for certain costs associated with the ongoing Millstone outages as they are incurred. For the past two years, CL&P has been reserving for the unavoidable costs they expected to incur to meet NRC requirements. These annual statements have been adjusted in accordance with the SEC's directive. Management does not expect implementation of this accounting change to affect the ability of CL&P and Western Massachusetts Electric Company (WMECO) to meet their financial covenants contained in their $313.75 million revolving credit arrangement.

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

In 1997, CL&P's share of nonfuel O&M costs expensed for Millstone increased to approximately $445 million, compared to approximately $272 million in 1996.

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

NU and its subsidiaries are involved in several class action lawsuits and other litigation in connection with their nuclear operations. See the "Notes to Consolidated Financial Statements," Note 12B, for further information on this litigation.


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

CAPACITY

During 1996 and continuing into 1997, CL&P took measures to improve its capacity position, including obtaining additional generating capacity, improving the availability of CL&P's generating units and improving its transmission capability. During 1997, CL&P spent approximately $48 million to ensure availability in Connecticut of adequate generating capacity in Connecticut, of which $35 million was expensed. During 1998 these costs are expected to be approximately $11 million.(DO WE WANT TO SAY WHY 1998 IS SO MUCH LOWER )In 1998, CL&P does not anticipate the need to take additional measures to ensure adequate generating capacity.

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

NU's, CL&P's and WMECO's three-year revolving credit agreement (Credit Agreement) was amended in May 1997 (the Credit Agreement). Under the Revolving Credit Agreement, CL&P and WMECO are able to borrow up to approximately $225 million and $90 million, respectively, subject to a total borrowing limit of $313.75 million for all three borrowers. NU will be able to borrow up to $50 million when NU, CL&P and WMECO have each maintained a consolidated operating income to consolidated interest expense ratio of at least 2.50 to 1 for two consecutive fiscal quarters. Currently, the companies cannot meet this requirement. At December 31, 1997, CL&P had $35 million outstanding under the New Credit Agreement.

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

CL&P's ability to borrow under the financing arrangements is dependent on the satisfaction of contractual borrowing conditions. The financial covenants that must be satisfied to permit CL&P and WMECO to borrow under the New Credit Agreement are particularly restrictive and become more restrictive throughout 1998. Spending levels in 1998, particularly for the first half of the year while the Millstone units are expected to be out of service, will be constrained to levels intended to assure that the financial covenants in CL&P's and WMECO's Credit Agreement are satisfied. However, there is no assurance that these financial covenants will be met as the system may encounter additional unexpected costs from such areas as storms, reduced revenues from regulatory actions or the effect of weather on sales levels.

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

RESTRUCTURING

CL&P continues to operate under cost-of-service based regulation, however, future rates and the recovery of strandable costsinvestments are issues that are being considered as part of broad restructuring legislation in the current Connecticut legislative session. Strandable costs are expenditures or commitments that have been made to meet public service obligations with the expectation that they would be recovered from customers in the future. CL&P has has exposure to strandable costs for itsits investments in high-cost nuclear generating plants, state-mandated purchased power obligations and significant regulatory assets. The company's exposure to strandable investments and purchased power obligations exceeds its shareholder's equity. CL&P's financial strength and resulting ability to compete in a restructured environment will be negatively affected if the company is unable to recover its past investments and commitments. Even if the company is given the opportunity to recover a large portion of its strandable costs, earnings prospects in a restructured environment will be affected in ways which cannot be estimated at this time.

The company is seeking to mitigate the impacts of restructuring by proposing stable, lower rates, while pursuing customer choice options and full recovery of itsits strandable costsinvestments. The company's strategy to recover strandable costsinvestments includes efforts to promote state legislation that will authorize the issuance of rate reduction bonds that would refinance these investments and which would be repaid through non-bypassable charges to customers. Management is unable to predict the ultimate outcome of these initiatives which will be subject to regulatory and legislative approvals. Management believes it is entitled to full recovery of its prudently incurred costs, including regulatory assets and other strandable costs. See the "Notes to Consolidated Financial Statements," Note 2H, for the potential accounting impacts of restructuring.

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

The DPUC is required to review a utility's rates every four years if there has not been a rate proceeding during such period. In 1997, the DPUC conducted such a review of CL&P's rates, including an analysis of the possibility of removing one or more of the Millstone nuclear units from CL&P's rate base. On December 31, 1997, the DPUC issued its ruling in this matter. The decision did not effect a change in CL&P's rates, but set forth findings and conclusions that could be used to do so in additional proceedings. The most significant conclusion was that Millstone 1 should be removed from CL&P's rate base, which would cause an annual revenue reduction of approximately $30.5 million. The decision stated that the DPUC would open an interim rate case immediately to remove Millstone 1 from CL&P's rates and simultaneously to remove an additional $110.5 million of other expenses from rates related to perceived overearnings. On February 25, 1998, the DPUC issued a decision reducing CL&P's rates by approximately 1.4 percent to reflect the removal of Millstone 1 from rates. This reduction reflects the removal from rates of O&M, depreciation and investment return related to Millstone 1, net of replacement power costs. In addition, the decision requires CL&P to accelerate the amortization of regulatory assets by $110.5 million, which includesing the $44 million from the 1996 Settlement. The interim rate reduction became effective on March 1, 1998.

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

See the "Notes to Consolidated Financial Statements," Note 4, for further information on nuclear decommissioning, including the CL&P's share of costs to decommission the other regional nuclear generating units.

ENVIRONMENTAL MATTERS

CL&P is potentially liable for environmental cleanup costs at a number of sites inside and outside its service territory. To date, the future estimated environmental remediation liability has not been material with respect to the earnings or financial position of CL&P. At December 31, 1997, CL&P had recorded an environmental reserve of approximately $6.4 million. See the "Notes to Consolidated Financial Statements," Note 12C, for further information on environmental matters.

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

This analysis presents the hypothetical loss in earnings related to the fuel price and interest rate market risks not covered by the risk- management instruments at December 31, 1997. The company uses swaps, collars, puts, and calls to manage the market risk exposures associated with changes in fuel prices and variable interest rates. The company does not use these risk-management instruments for speculative purposes. For more information on CL&P's use of risk management instruments, see the "Notes to Consolidated Financial Statements," Note 13.

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

This analysis is based on the broad assumption that the entire uncovered volume of fuel remains constant and will be purchased the spot market. This assumption is subject to change as the uncovered volume of fuel likely will change during the next year. Other assumptions used in this analysis, projections of the fuel mix, the amount of long-term sales contracts or the projected Millstone restart dates, also are subject to change.


RESULTS OF OPERATIONS

                                               Income Statement Variances
                                                 (Millions of Dollars)

                               1997 over/(under) 1996    1996 over/(under) 1995


                                Amount       Percent      Amount       Percent


Operating revenues              $ 68            3%         $ 10          - %
Fuel, purchased and net
  interchange power              146           18           222          37
Other operation                   (1)           -           113          18
Maintenance                       56           19           107          56
Amortization of regulatory
  assets, net                      4            7             3           6
Federal and state income
  taxes                          (68)          (a)         (181)       (100)
Other income, net                (23)          (a)            6          42
Net income                       (89)          (a)         (256)         (a)

(a) Percentage greater than 100

OPERATING REVENUES

Total operating revenues increased in 1997, primarily due to higher fuel recoveries and higher conservation recoveries. Fuel recoveries increased $33 million, primarily due to a higher fuel adjustment clause rate in 1997. Conservation recoveries increased by $17 million primarily due to a 1996 reserve for over-recoveries of demand-side-management costs. Retail kilowatt hour sales were essentially unchanged in 1997.

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

OTHER OPERATION AND MAINTENANCE

Other operation and maintenance expenses increased in 1997, primarily due to higher costs associated with the Millstone restart effort ($173 million), higher charges from Maine Yankee ($9 million), partially offset by lower recognition of nuclear refueling outage costs primarily as a result of the 1996 Rate Settlement ($72 million), lower capacity charges from Connecticut Yankee as a result of a property tax refund ($27 million), lower administrative and general expenses ($23 million) primarily due to lower pensions and benefit costs and lower storm expenses.

Other operation and maintenance expenses increased in 1996, primarily due to higher costs associated with the Millstone restart effort ($93 million) and higher 1996 costs to ensure adequate generating capacity ($39 million). In addition, 1996 costs reflect higher storm and reliability expenditures, higher recognition of conservation expenses and higher marketing costs.

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

OTHER INCOME, NET

Other income, net decreased in 1997, primarily due to cost associated with the accounts receivable facility, nonutility marketing and advertising costs and lower miscellaneous income.

Other income, net increased in 1996, primarily due to higher income on temporary cash investments in 1996.







The Connecticut Light and Power Company and Subsidiaries


SELECTED FINANCIAL DATA(a)


                     1997        1996        1995        1994       1993
                  (Restated)  (Restated)

                                 (Thousands of Dollars)

Operating
  Revenues....... $2,465,587  $2,397,460  $2,387,069  $2,328,052  $2,366,050

Operating (Loss)/
  Income.........     (7,619)     59,142     324,026     286,948     241,655

Net (Loss)/Income   (139,597)    (50,868)    205,216     198,288     191,449(b)


Cash Dividends on
  Common Stock...      5,989     138,608     164,154     159,388     160,365

Total Assets.....  6,081,223   6,244,036   6,045,631   6,217,457   6,397,405

Long-Term Debt(c)  2,043,327   2,038,521   1,822,018   1,823,690   2,057,280

Preferred Stock
  Not Subject to
  Mandatory
  Redemption....     116,200     116,200     116,200     166,200     166,200

Preferred Stock
  Subject to
  Mandatory
  Redemption(c).     155,000     155,000     155,000     230,000     230,000

Obligations Under
  Capital Leases(c)  158,118     155,708     172,264     175,969     177,418



SEGMENTS OF QUARTERLY FINANCIAL DATA (Unaudited) (Restated)

                                      Quarter Ended(a)

1997                     March 31    June 30    September 30   December 31




Operating Revenues       $624,908    $574,841     $627,712      $638,126

Operating Income/(Loss)  $  9,943    $(19,659)    $  1,365      $    732

Net Loss                 $(19,636)   $(50,161)    $(33,160)     $(36,640)


1996

Operating Revenues       $659,355    $542,999     $599,505      $595,601

Operating Income/(Loss)  $ 77,641    $ 19,895     $ (3,051)     $(35,343)

Net Income/(Loss)        $ 50,515    $ (6,002)    $(30,582)     $(64,799)



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