Form 10-K/A, Exhibit 13
period 1997-12-31
NORTHEAST UTILITIES SYSTEM; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE
filed 1998-06-12
CIK 72741, 23426, 106170, 315256

EXHIBIT 13.3
                     WESTERN MASSACHUSETTS ELECTRIC COMPANY
                                 AND SUBSIDIARY

                           AMENDED 1997 ANNUAL REPORT






             Western Massachusetts Electric Company and Subsidiary

                           Amended 1997 Annual Report

                                      Index


Contents                                                               Page


Consolidated Balance Sheets (Restated)...............................  2-3

Consolidated Statements of Income (Restated).........................   4

Consolidated Statements of Cash Flows (Restated).....................   5

Consolidated Statements of Common Stockholder's
Equity (Restated)....................................................   6

Notes to Consolidated Financial Statements (Restated)................   7

Report of Independent Public Accountants.............................   39

Management's Discussion and Analysis of Financial
  Condition and Results of Operations (Restated).....................   40

Selected Financial Data (Restated)...................................   51

Statements of Quarterly Financial Data (Restated)....................   51

Statistics...........................................................   52

Preferred Stockholder and Bondholder Information.....................Back Cover



                                 PART I.    FINANCIAL INFORMATION

WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

----------------------------------------------------------------------------------------
At December 31,                                                   1997          1996
                                                               (Restated)    (Restated)
----------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
ASSETS
------
Utility Plant, at original cost:
  Electric.................................................  $  1,284,288   $ 1,257,097

     Less: Accumulated provision for depreciation..........       559,119       503,989
                                                             -------------  ------------
                                                                  725,169       753,108
  Construction work in progress............................        19,038        15,968
  Nuclear fuel, net........................................        30,907        30,296
                                                             -------------  ------------
      Total net utility plant..............................       775,114       799,372
                                                             -------------  ------------

Other Property and Investments:
  Nuclear decommissioning trusts, at market................       102,708        83,611
  Investments in regional nuclear generating
   companies, at equity....................................        15,741        15,448
  Other, at cost...........................................         4,900         4,367
                                                             -------------  ------------
                                                                  123,349       103,426
                                                             -------------  ------------
Current Assets:
  Cash.....................................................           105            67
  Investments in securitizable assets......................        25,280          -
  Receivables, less accumulated provision for
    uncollectible accounts of $50,000 in 1997
    and of $2,121,000 in 1996..............................         2,739        40,168
  Accounts receivable from affiliated companies............         3,933         3,525
  Taxes receivable.........................................        10,768         1,778
  Accrued utility revenues.................................          -           12,394
  Fuel, materials and supplies, at average cost............         5,860         5,317
  Prepayments and other....................................        14,945        12,262
                                                             -------------  ------------
                                                                   63,630        75,511
                                                             -------------  ------------



Deferred Charges:
  Regulatory assets........................................       211,377       210,852
  Unamortized debt expense.................................         2,695         1,866
  Other....................................................         2,963           888
                                                             -------------  ------------
                                                                  217,035       213,606
                                                             -------------  ------------



      Total Assets.........................................  $  1,179,128   $ 1,191,915
                                                             =============  ============

The accompanying notes are an integral part of these financial statements.





WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

---------------------------------------------------------------------------------------
At December 31,                                                  1997          1996
                                                              (Restated)    (Restated)
---------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock--$25 par value--authorized and
   outstanding 1,072,471 shares in 1997 and 1996..........  $     26,812   $    26,812
  Capital surplus, paid in................................       151,171       150,911
  Retained earnings (Note 1)..............................        58,608       104,212
                                                            -------------  ------------
           Total common stockholder's equity..............       236,591       281,935
  Cumulative preferred stock--
    $100 par value-- authorized 1,000,000 shares;
    outstanding 200,000 shares in 1997 and 1996;
    $25 par value--authorized 3,600,000 shares;
    outstanding 840,000 shares in 1997 and 1996
  Preferred stock not subject to mandatory redemption.....        20,000        20,000
  Preferred stock subject to mandatory redemption.........        19,500        21,000
  Long-term debt..........................................       386,849       334,742
                                                            -------------  ------------
           Total capitalization...........................       662,940       657,677
                                                            -------------  ------------
Obligations Under Capital Leases..........................           217        29,269
                                                            -------------  ------------

Current Liabilities:
  Notes payable to banks..................................        15,000          -
  Notes payable to affiliated company.....................        14,350        47,400
  Long-term debt and preferred stock--current
   portion................................................        11,300        14,700
  Obligations under capital leases--current
   portion................................................        32,670         2,965
  Accounts payable........................................        30,571        26,698
  Accounts payable to affiliated companies................        21,209        20,256
  Accrued taxes...........................................           522         2,659
  Accrued interest........................................         3,318         5,643
  Other...................................................         2,446         4,754
                                                            -------------  ------------
                                                                 131,386       125,075
                                                            -------------  ------------
Deferred Credits:
  Accumulated deferred income taxes.......................       246,453       249,886
  Accumulated deferred investment tax credits.............        23,364        24,833
  Deferred contractual obligations........................        93,628        84,598
  Other...................................................        21,140        20,577
                                                            -------------  ------------
                                                                 384,585       379,894
                                                            -------------  ------------

Commitments and Contingencies (Note 12)
                                                            -------------  ------------
           Total Capitalization and Liabilities...........  $  1,179,128   $ 1,191,915
                                                            =============  ============

The accompanying notes are an integral part of these financial statements.




WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME


---------------------------------------------------------------------------------
For the Years Ended December 31,                   1997       1996
                                                (Restated) (Restated)     1995
---------------------------------------------------------------------------------
                                                            (Thousands of Dollars)

Operating Revenues............................. $ 426,447  $ 421,337   $ 420,434
                                                ---------- ----------  ----------
Operating Expenses:
  Operation --
     Fuel, purchased and net interchange power.   140,976    115,691      86,738
     Other.....................................   153,399    136,897     143,000
  Maintenance..................................    81,466     56,201      37,447
  Depreciation.................................    39,753     39,710      37,924
  Amortization of regulatory assets, net.......     6,428      9,170      19,562
  Federal and state income taxes...............   (15,142)    10,628      14,060
  Taxes other than income taxes................    19,316     19,850      18,639
                                                ---------- ----------  ----------
        Total operating expenses (Note 1)......   426,196    388,147     357,370
                                                ---------- ----------  ----------
Operating Income...............................       251     33,190      63,064
                                                ---------- ----------  ----------

Other Income:
  Equity in earnings of regional nuclear
    generating companies.......................     1,524      1,800       1,771
  Other, net...................................    (1,106)     1,153       1,232
  Income taxes.................................     1,026      1,068         262
                                                ---------- ----------  ----------
        Other income, net......................     1,444      4,021       3,265
                                                ---------- ----------  ----------
        Income before interest charges.........     1,695     37,211      66,329
                                                ---------- ----------  ----------


Interest Charges:
  Interest on long-term debt...................    26,046     24,094      26,840
  Other interest...............................     3,109      2,028         356
                                                ---------- ----------  ----------
        Interest charges, net..................    29,155     26,122      27,196
                                                ---------- ----------  ----------


Net (Loss)/Income (Note 1)..................... $ (27,460) $  11,089   $  39,133
                                                ========== ==========  ==========

The accompanying notes are an integral part of these financial statements.




WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                   1997        1996        1995
                                                                (Restated)  (Restated)
--------------------------------------------------------------------------------------------------
                                                                      (Thousands of Dollars)
Operating Activities:
  Net (Loss)/Income........................................... $  (27,460) $   11,089  $   39,133
  Adjustments to reconcile to net cash
   from operating activities:
    Depreciation..............................................     39,753      39,710      37,924
    Deferred income taxes and investment tax credits, net.....     (1,256)      1,195       3,418
    Deferred Millstone 3 return...............................       -           -          7,146
    Recoverable energy costs, net of amortization.............     (8,184)    (10,517)      1,285
    Amortization of nuclear refueling outage, net of deferrals      8,819       6,188      (8,857)
    Other sources of cash.....................................     27,804      21,248      32,266
    Other uses of cash........................................    (21,215)    (10,271)     (8,039)
  Changes in working capital:
    Receivables and accrued utility revenues  ................     29,415      (1,853)     (1,933)
    Fuel, materials and supplies..............................       (543)       (203)       (285)
    Accounts payable..........................................      4,826      20,875     (11,669)
    Sale of receivables and accrued utility revenues..........     20,000        -           -
    Investment in securitizable assets........................    (25,280)       -           -
    Accrued taxes.............................................     (2,137)       (805)     (3,474)
    Other working capital (excludes cash).....................    (16,882)     (8,144)      1,256
                                                               ----------- ----------- -----------
Net cash flows from operating activities (Note 1).............     27,660      68,512      88,171
                                                               ----------- ----------- -----------
Financing Activities:
  Issuance of long-term debt..................................     60,000        -           -
  Net (decrease)/increase in short-term debt..................    (18,050)     23,350      24,050
  Reacquisitions and retirements of long-term debt............    (14,700)       -        (34,550)
  Reacquisitions and retirements of preferred stock...........       -        (36,500)    (15,675)
  Cash dividends on preferred stock...........................     (3,140)     (5,305)     (4,944)
  Cash dividends on common stock..............................    (15,004)    (16,494)    (30,223)
                                                               ----------- ----------- -----------
Net cash flows from/(used for) financing activities...........      9,106     (34,949)    (61,342)
                                                               ----------- ----------- -----------
Investment Activities:
  Investment in plant:
    Electric utility plant....................................    (26,249)    (23,468)    (27,084)
    Nuclear fuel..............................................         (8)        541          75
                                                               ----------- ----------- -----------
  Net cash flows used for investments in plant................    (26,257)    (22,927)    (27,009)
  NU System Money Pool........................................       -           -          8,750
  Investment in nuclear decommissioning trusts................     (9,645)     (9,794)     (8,503)
  Other investment activities, net............................       (826)       (977)         46
                                                               ----------- ----------- -----------
Net cash flows used for investments...........................    (36,728)    (33,698)    (26,716)
                                                               ----------- ----------- -----------
Net Increase/(Decrease) In Cash For The Period................         38        (135)        113
Cash - beginning of period....................................         67         202          89
                                                               ----------- ----------- -----------
Cash - end of period.......................................... $      105  $       67  $      202
                                                               =========== =========== ===========
Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized........................ $   28,711  $   21,725  $   25,551
                                                               =========== =========== ===========
  Income taxes................................................ $   (1,121) $    7,816  $   14,385
                                                               =========== =========== ===========
Increase in obligations:
  Niantic Bay Fuel Trust...................................... $      660  $      669  $    7,851
                                                               =========== =========== ===========

The accompanying notes are an integral part of these financial statements.





WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY


---------------------------------------------------------------------------------------
                                                       Capital     Retained
                                            Common     Surplus,    Earnings(a)
                                             Stock     Paid In     (Note 1)     Total
---------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

Balance at January 1, 1995...............  $26,812    $149,683    $111,586    $288,081

    Net income for 1995..................                           39,133      39,133
    Cash dividends on preferred
      stock..............................                           (4,944)     (4,944)
    Cash dividends on common stock.......                          (30,223)    (30,223)
    Loss on the retirement of preferred
      stock..............................                             (256)       (256)
    Capital stock expenses, net..........                  499                     499
                                           --------   ---------   ---------   ---------
Balance at December 31, 1995.............   26,812     150,182     115,296     292,290

    Net income for 1996 (Note 1).........                           11,089      11,089
    Cash dividends on preferred
      stock..............................                           (5,305)     (5,305)
    Cash dividends on common stock.......                          (16,494)    (16,494)
    Loss on the retirement of preferred
      stock..............................                             (374)       (374)
    Capital stock expenses, net..........                  729                     729
                                           --------   ---------   ---------   ---------
Balance at December 31, 1996 (Restated)..   26,812     150,911     104,212     281,935

    Net loss for 1997 (Note 1)...........                          (27,460)    (27,460)
    Cash dividends on preferred
      stock..............................                           (3,140)     (3,140)
    Cash dividends on common stock.......                          (15,004)    (15,004)
    Capital stock expenses, net..........                  260                     260
                                           --------   ---------   ---------   ---------
Balance at December 31, 1997 (Restated)..  $26,812    $151,171    $ 58,608    $236,591
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









Western Massachusetts Electric Company and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SECURITIES AND EXCHANGE COMMISSION INQUIRY

In a letter dated March 25, 1998, the Securities and Exchange Commission (SEC) inquired into Northeast Utilities'(NU) accounting for nuclear compliance costs. These costs are the unavoidable incremental costs associated with the current nuclear outages required to be incurred prior to restart of the units in accordance with correspondence received from the Nuclear Regulatory Commission
(NRC) early in 1996. The SEC's view is that these unavoidable costs associated with nuclear outages and procedures to be implemented at nuclear power plants in response to regulatory requirements required prior to restart of the units should be expensed as incurred. During 1996 and 1997, NU and its wholly owned subsidiaries, The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH) and Western Massachusetts Electric Company (WMECO), reserved for these unavoidable incremental costs that they expected to incur to meet NRC standards. The SEC advised NU, CL&P, PSNH and WMECO to reflect these costs as they are incurred. While NU and its independent auditors, Arthur Andersen LLP, believed the accounting was required by, and was in accordance with, generally accepted accounting principles, NU has agreed to adjust its accounting for nuclear compliance costs and amend its 1996 and 1997 Form 10-K filings. The financial statements in this report have been restated to reflect the change in accounting.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    A. ABOUT WESTERN MASSACHUSETTS ELECTRIC COMPANY
       Western Massachusetts Electric Company and Subsidiary (WMECO or the company), CL&P, Holyoke Water Power Company (HWP), PSNH and North Atlantic Energy Corporation (NAEC) are the operating subsidiaries comprising the Northeast Utilities system (the NU system) and are wholly owned by NU.

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

       Other wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing and other services to the NU system companies. Northeast Nuclear Energy Company (NNECO) acts as agent for the NU system companies and other New England utilities in operating the Millstone nuclear generating facilities. In addition, CL&P and WMECO each have established a special purpose subsidiary whose business consists of the purchase and resale of receivables. For information regarding WMECO's subsidiary, see Note 11, "Sale of Customer Receivables and Accrued Utility Revenues."

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

       For information regarding proposed changes in the nature of industry regulation, see Note 12A, "Commitments and Contingencies - Restructuring and Rate Matters."

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

       See Note 11, "Sale of Customer Receivables and Accrued Utility Revenues," and Note 12C, "Commitments and Contingencies -- Environmental Matters," for information on other newly issued accounting and reporting standards related to those specific areas.

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

       Connecticut Yankee Atomic Power Company (CYAPC) ...............    9.5%
       Yankee Atomic Electric Company (YAEC) .........................    7.0
       Maine Yankee Atomic Power Company (MYAPC) .....................    3.0
       Vermont Yankee Nuclear Power Corporation (VYNPC) ..............    2.5


       WMECO's investments in the Yankee companies at December 31, 1997 are:

                                                         (Thousands of Dollars)

       CYAPC ..............................................      $10,552
       YAEC ...............................................        1,465
       MYAPC ..............................................        2,370
       VYNPC ..............................................        1,354
                                                                 -------
                                                                 $15,741
                                                                 -------


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

       The electricity produced by the Vermont Yankee nuclear generating facility (VY) is committed substantially on the basis of ownership interests and is billed pursuant to contractual agreements. YAEC's, CYAPC's and MYAPC's nuclear power plants were shut down permanently on February 26, 1992, December 4, 1996, and August 6, 1997, respectively. Under ownership agreements with the Yankee companies, WMECO may be asked to provide direct or indirect financial support for one or more of the companies. For more information on the Yankee companies, see Note 3, "Nuclear Decommissioning," and Note 12F, "Commitments and Contingencies --Long-Term Contractual Arrangements."

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

       The three Millstone units are out of service. NU hopes to return Millstone 3 to service in the early spring of 1998 and Millstone 2 three to four months after Millstone 3. Millstone 1 has been placed in extended maintenance status. Management is reviewing its options with respect to Millstone 1, including restart, early retirement and other options. In a draft ruling issued in February 1998, the Connecticut Department of Public Utility Control (DPUC) determined that Millstone 1 was no longer "used and useful" and ordered it removed from rate base. For more information regarding the Millstone units, see Note 3, "Nuclear Decommissioning," and Note 12B, "Commitments and Contingencies - Nuclear Performance."

    F. DEPRECIATION
       The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency.

       Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.2 percent in 1997 and 1996 and 3.1 percent in 1995. See Note 3, "Nuclear Decommissioning," for information on nuclear plant decommissioning.

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

    H. REGULATORY ACCOUNTING AND ASSETS
       The accounting policies of WMECO and the accompanying consolidated financial statements conform to generally accepted accounting principles applicable to rate-regulated enterprises and reflect the effects of the rate-making process in accordance with SFAS 71, "Accounting for the Effects of Certain Types of Regulation." Assuming a cost-of-service based regulatory structure, regulators may permit incurred costs, normally treated as expenses, to be deferred and recovered through future revenues. Through their actions, regulators also may reduce or eliminate the value of an asset, or create a liability. If any portion of WMECO's operations were no longer subject to the provisions of SFAS 71, as a result of a change in the cost-of-service based regulatory structure or the effects of competition, WMECO would be required to write off related regulatory assets and liabilities unless there is a formal transition plan which provides for the recovery, through established rates, for the collection of approved stranded costs and to maintain the cost-of-service basis for the remaining regulated operations. At the time of transition, WMECO would be required to determine any impairment to the carrying costs of deregulated plant and inventory assets.

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

       For more information on the WMECO's regulatory environment and the impacts of restructuring, see Note 12A, "Commitments and Contingencies-Restructuring and Rate Matters," and Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

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

       The components of WMECO's regulatory assets are as follows:

       At December 31,                                      1997       1996
                                                         (Thousands of Dollars)

       Income taxes, net (Note 2I) ..................... $ 63,716    $ 71,519
       Unrecovered contractual obligations
         (Note 3) ......................................   93,628      84,598
       Recoverable energy costs (Note 2J) ..............   26,270      17,510
       Other ...........................................   27,763      37,225

                                                         $211,377    $210,852




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

       The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, which give rise to the accumulated deferred tax obligation is as follows:



       At December 31,                                     1997      1996
                                                        (Restated)(Restated)
                                                       (Thousands of Dollars)

       Accelerated depreciation and
       other plant-related differences ................. $223,038   $218,389

       Regulatory assets - income tax gross up .........   30,175     29,457

       Other ...........................................   (6,760)     2,040

                                                         $246,453   $249,886



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

3. NUCLEAR DECOMMISSIONING

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

5. PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION

   Details of preferred stock not subject to mandatory redemptions are:


                         December 31    Shares
                            1997      Outstanding
                         Redemption   December 31,        December 31,
   Description              Price        1997        1997     1996      1995
                                                      (Thousands of Dollars)
   7.72% Series B
     of 1971 ...........   $103.51      200,000    $20,000   $20,000   $20,000
   1988 Adjustable
    Rate DARTS ........        -           -          -         -       33,500
   Total preferred
     stock not subject
      to mandatory
     redemption ........                           $20,000   $20,000   $53,500

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


7.   LONG-TERM DEBT

     Details of long-term debt outstanding are:
                                                               December 31,
                                                             1997        1996
                                                         (Thousands of Dollars)
     First Mortgage Bonds:

        5 3/4%         Series F, due 1997...........      $   -      $ 14,700
        6 3/4%         Series G, due 1998...........         9,800      9,800
        6 1/4%         Series X, due 1999...........        40,000     40,000
        6 7/8%         Series W, due 2000...........        60,000     60,000
        7 3/8%         Series B, due 2001...........        60,000       -
        7 3/4%         Series V, due 2002...........        85,000     85,000
        7 3/4%         Series Y, due 2024...........        50,000     50,000
     Total First Mortgage Bonds.....................       304,800    259,500

     Pollution Control Notes:
      Tax Exempt Variable Series A, due 2028........        53,800     53,800
     Fees and interest due for spent
      fuel disposal costs (Note 2K).................        39,045     37,055
     Less:  Amounts due within one year.............         9,800     14,700
      Unamortized premium and discount, net.........          (996)      (913)

     Long-term debt, net............................      $386,849   $334,742


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

8.   INCOME TAX EXPENSE

     The components of the federal and state income tax provisions (credited)/charged to operations are:


     For the Years Ended December 31,            1997        1996         1995
                                              (Restated)  (Restated)
                                                  (Thousands of Dollars)
      Current income taxes:
        Federal............................   $(14,277)    $ 7,007      $ 7,419
        State..............................       (635)      1,358        2,961
          Total current....................    (14,912)      8,365       10,380


      Deferred income taxes, net:
        Federal............................          3       2,054        4,130
        State..............................        210         609        1,003
          Total deferred...................        213       2,663        5,133


      Investment tax credits, net..........     (1,469)     (1,468)      (1,715)
      Total income tax (credit)/
        expense............................   $(16,168)    $ 9,560      $13,798


     The components of total income tax expense are classified as follows:

      Income taxes charged to
        operating expenses.................   $(15,142)    $10,628      $14,060
      Other income taxes ..................     (1,026)     (1,068)        (262)

      Total income tax (credit)/
        expense............................   $(16,168)     $9,560      $13,798


     Deferred income taxes are comprised of the tax effects of temporary differences as follows:


     For the Years Ended December 31,           1997         1996          1995
                                            (Restated)    (Restated)
                                                    (Thousands of Dollars)
     Depreciation, leased nuclear
       fuel, settlement credits,
       and disposal costs...............      $ 1,407      $    32       $9,066
     Energy adjustment clause...........        3,115        4,102       (1,549)
     Demand side management.............          321        1,557       (1,184)
     Nuclear plant deferrals............       (3,431)      (2,258)       2,468
     Pension............................          999          (57)        (482)
     Bond redemptions...................         (535)        (502)        (572)
     Other.............................        (1,663)        (211)      (2,614)
     Deferred income taxes, net........        $  213      $ 2,663       $5,133


A reconciliation between income tax expense and the expected tax expense at the applicable statutory rate is as follows:


For the Years Ended December 31,            1997          1996           1995
                                         (Restated)    (Restated)
                                                  (Thousands of Dollars)

Expected federal income tax at
  35 percent of pretax income for........ $(15,270)       $7,076       $18,526
Tax effect of differences:
  Depreciation...........................    1,352         2,280         2,173
  Amortization of regulatory assets......    1,916         1,029         1,665
  Investment tax credit amortization.....   (1,469)       (1,468)       (1,715)
  State income taxes, net of
    federal benefit......................     (225)        1,279         2,577
  Adjustment for prior years' taxes......     (967)         -           (7,702)
  Dividends received reduction...........     (408)         (378)         (481)
  Other, net.............................   (1,097)         (258)       (1,245)
Total income tax (credit)/expense........ $(16,168)       $9,560       $13,798

9. LEASES

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

     Year                     Capital Leases   Operating Leases

     1997   .....................$ 1,820,000    $5,968,000
     1996   .......................3,598,000     6,410,000
     1995   ......................12,553,000     6,398,000

   Interest included in capital lease rental payments was $1,820,000 in 1997, $1,858,000 in 1996, and $1,954,000 in 1995.

   Future minimum rental payments, excluding executory costs such as property taxes, state use taxes, insurance and maintenance, under long-term noncancelable leases, as of December 31, 1997, are:

     Year                                Capital Leases       Operating Leases
                                               (Thousands of Dollars)

     1998...........................       $32,700                 $ 3,700
     1999...........................            36                   3,400
     2000...........................            36                   3,100
     2001...........................            36                   2,800
     2002...........................            36                   2,500
     After 2002.....................            70                  18,600

     Future minimum lease
       payments.....................        32,914                 $34,100

     Less amount
       representing
       interest.....................            14

     Present value of
       future minimum
       lease payments...............       $32,900



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


          The components of net pension credit for WMECO are:

          For the Years Ended December 31,        1997      1996          1995
                                                    (Thousand of Dollars)

          Service cost.......................   $ 1,346    $ 2,932     $ 1,645
          Interest cost......................     7,858      7,786       7,757
          Return on plan assets..............   (31,874)   (22,174)    (29,798)
          Net amortization...................    16,944      9,458      17,669

          Net pension (credit)...............   $(5,726)   $(1,998)    $(2,727)


          For calculating pension cost, the following assumptions were used:


          For the Years Ended December 31,        1997       1996        1995

          Discount rate......................     7.75%      7.50%       8.25%
          Expected long-term rate
           of return.........................     9.25       8.75        8.50
          Compensation/progression rate......     4.75       4.75        5.00


          The following table represents the plan's funded status reconciled to the Consolidated Balance Sheets:

          At December 31,                             1997             1996
                                                    (Thousands of Dollars)
          Accumulated benefit obligation,
            including vested benefits at
            December 31, 1997 and 1996 of
            $(87,278,000) and $(85,094,000),
            respectively ......................    $( 93,555)       $( 91,170)

          Projected benefit obligation.........    $(109,536)       $(107,816)
          Market value of plan assets..........      181,028          157,863
          Market value in excess of
            projected benefit obligation.......       71,492           50,047
          Unrecognized transition amount.......       (1,727)          (1,963)
          Unrecognized prior service costs.....        1,142            1,213
          Unrecognized net gain................      (62,370)         (46,486)
          Prepaid pension asset ...............     $  8,537         $  2,811


          The following actuarial assumptions were used in calculating the plan's year-end funded status:

          At December 31,                              1997               1996

          Discount rate............................    7.25%              7.75%
          Compensation/progression rate............    4.25               4.75



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

          The components of health care and life insurance costs are:

          For the Years Ended December 31,         1997       1996         1995

                                                   (Thousands of Dollars)

          Service cost........................   $  355    $    490     $   490
          Interest cost.......................    2,011       2,236       2,544
          Return on plan assets...............   (2,088)       (883)       (718)
          Amortization of unrecognized
            transition obligation.............    1,641       1,641       1,641
          Other amortization, net.............      868         353         473
          Net health care and life
            insurance cost....................   $2,787      $3,837      $4,430


          For calculating WMECO's SFAS 106 benefit costs, the following assumptions were used:


          For the Years Ended December 31,        1997        1996        1995


          Discount rate.......................    7.75%       7.50%       8.00%
          Long-term rate of return -
            Health assets, net of tax.........    6.00        5.25        5.00
            Life assets.......................    9.25        8.75        8.50

          The following table represents the plan's funded status reconciled to the Consolidated Balance Sheets:



          At December 31,                                    1997       1996
                                                          (Thousands of Dollars)
          Accumulated postretirement benefit
          obligation of:

           Retirees.....................................   $(23,123)  $(24,614)
           Fully eligible active employees..............        (84)       (28)
           Active employees not eligible to retire......     (4,619)    (5,449)
          Total accumulated postretirement
            benefit obligation..........................    (27,826)   (30,091)

          Market value of plan assets...................     12,838     10,215

          Accumulated postretirement benefit
            obligation in excess of plan assets.........    (14,988)   (19,876)

          Unrecognized transition amount................     24,618     26,259

          Unrecognized net gain.........................     (9,630)    (6,765)

          Accrued postretirement benefit liability......    $  -       $  (382)




          The following actuarial assumptions were used in calculating the plan's year-end funded status:


          At December 31,                                   1997         1996

          Discount rate.................................    7.25%        7.75%
          Health care cost trend rate (a)...............    5.76         7.23



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

    E.    CONSTRUCTION PROGRAM
          The construction program is subject to periodic review and revision by management. WMECO currently forecasts construction expenditures of approximately $185 million for the years 1998-2002, including $27 million for 1998. In addition, WMECO estimates that nuclear fuel requirements, including nuclear fuel financed through the NBFT, will be approximately $56.4 million for the years 1998-2002, including $8.4 million for 1998. See Note 9, "Leases" for additional information about the financing of nuclear fuel.

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

          The other Yankee generating facilities, MY, CY and Yankee Rowe, were permanently shut down as of August 6, 1997, December 4, 1996 and February 26, 1992, respectively. See Note 2E, "Summary of Significant Accounting Policies--Investments and Jointly Owned Electric Utility Plant," for further information on the Yankee companies, and Note 3, "Nuclear Decommissioning," regarding the related decommissioning obligations.

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

          Estimated Annual Costs: The estimated annual costs of WMECO's significant long-term contractual arrangements are as follows:


                                      1998      1999     2000    2001     2002
                                                 (Millions of Dollars)

          VYNPC ...................  $ 4.9    $ 4.9    $ 4.8    $ 5.2    $ 5.4
          NUGs ....................   35.1     36.8     39.5     41.6     43.8
          Hydro-Quebec ............    3.8      3.6      3.6      3.5      3.4



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


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors
   of Western Massachusetts Electric Company:

We have audited the accompanying consolidated balance sheets, as restated - see Note 1, of Western Massachusetts Electric Company (a Massachusetts corporation and a wholly owned subsidiary of Northeast Utilities) and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, common stockholder's equity and cash flows, as restated
- see Note 1, for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Massachusetts Electric Company and subsidiary as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.
Western Massachusetts Electric Company and Subsidiary

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

WMECO had a net loss of approximately $27 million in 1997, compared to net income of approximately $11 million in 1996. The poorer financial results in 1997 were due primarily to the fact that all three Millstone units were off line for the entire year in 1997 and spending associated with the recovery efforts was significantly higher in 1997 than it was in 1996. Millstone 3 operated for nearly three months in 1996 and Millstone 2 for nearly two months. As a result, the cost of replacing power ordinarily generated by the Millstone units rose by approximately $15 million in 1997. The total operation and maintenance (O&M) costs at Millstone were approximately $40 million higher in 1997.

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

The SEC has advised WMECO to adjust for certain costs associated with the ongoing Millstone outages as they are incurred. For the past two years, WMECO has been reserving for the unavoidable costs they expected to incur to meet NRC requirements. These annual statements have been adjusted in accordance with the SEC's directive. Management does not expect implementation of this accounting change to affect the ability of The Connecticut Light and Power Company (CL&P) and WMECO to meet their financial covenants contained in their $313.75 million revolving credit arrangement.

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

In 1997, WMECO's share of nonfuel O&M costs expensed for Millstone increased to approximately $104 million, compared to approximately $64 million in 1996.

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

CAPACITY

During 1996 and continuing into 1997, WMECO took measures to improve its capacity position, including obtaining additional generating capacity, improving the availability of the company's generating units and improving the company transmission capability. During 1997, WMECO spent approximately $10 million to ensure availability of adequate generating generating capacityin Connecticut, of which $6 million was expensed. During 1998 these costs are expected to be approximately $11 million. In 1998, WMECO does not anticipate the need to take additional measures to ensure adequate generating capacity.

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

Because WMECO is obligated to reduce rates on March 1, 1998, before the means of financing for restructuring are completed, WMECO's cash flows and financial condition will be negatively affected. These impacts would become significant if there are material delays in, or significantly reduced proceeds from, the divestiture of nonnuclear generation and securitization. See the "Notes to Consolidated Financial Statements," Note 12A, for the potential accounting impacts of restructuring.

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

MILLSTONE

WMECO's estimated cost to decommission its share of the Millstone plants is approximately $242 million in year end 1997 dollars. These costs are being recognized over the lives of the respective units with a portion being currently recovered through rates. As of December 31, 1997, the market value of the contributions already made to the decommissioning trusts, including their investment returns, was approximately $103 million. See the "Notes to Consolidated Financial Statements," Note 3, for further information on nuclear decommissioning.

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

    RESULTS OF OPERATIONS


                                               Income Statement Variances
                                                  Millions of Dollars
                                 1997 over/(under) 1996   1996 over/(under) 1995
                                 Amount        Percent        Amount    Percent

Operating revenues               $  5             1%           $  1        - %
Fuel, purchased and net
  interchange power                25            22              29        33
Other operation                    17            12              (6)       (4)
Maintenance                        25            45              19        50
Amortization of regulatory
  assets, net                      (3)          (30)            (10)      (53)
Federal and state
  income taxes                    (26)           (a)             (4)      (31)
Other income, net                  (2)           (a)              -         -
Interest on long-term debt          2             8              (3)      (10)
Net income                        (39)           (a)            (28)      (72)

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

OTHER OPERATION AND MAINTENANCE

Other operation and maintenance expenses increased in 1997, primarily due to higher costs associated with the Millstone restart effort ($40 million), higher capacity charges from Maine Yankee ($2 million) and higher costs to ensure adequate capacity ($6 million), partially offset by lower capacity charges from Connecticut Yankee as a result of a property tax refund ($4 million) and lower administrative and general expenses ($5 million) primarily due to lower pensions and benefit costs.

Other operation and maintenance expenses increased in 1996, primarily due to higher costs associated with the Millstone restart effort ($21 million), partially offset by lower costs for demand side management programs and a 1995 work stoppage.

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


Western Massachusetts Electric Company and Subsidiary
SELECTED FINANCIAL DATA (a)

                          1997       1996       1995        1994       1993
                       (Restated)  (Restated)
                                                  (Thousands of Dollars)

Operating Revenues...$  426,447  $  421,337  $  420,434 $  421,477 $  415,055
Operating Income....        251      33,190      63,064     70,940     60,348
Net (Loss)/Income....   (27,460)     11,089      39,133     49,457     40,594(b)
Cash Dividends on
  Common Stock.......    15,004     16,494      30,223      29,514     28,785
Total Assets......... 1,179,128  1,191,915   1,142,346   1,183,618  1,204,642

Long-Term Debt (c)...   396,649    349,442     347,470     379,969    393,232
Preferred Stock Not
  Subject to Mandatory
  Redemption..........   20,000     20,000      53,500      68,500     73,500
Preferred Stock Subject
  to Mandatory
  Redemption(c).......   21,000     21,000      24,000      24,675     27,000
Obligations Under
  Capital Leases(c)...   32,887     32,234      36,011      36,797     36,902


(a) Reclassifications of prior data have been made to conform with the current presentation.

(b) Includes the cumulative effect of change in accounting for municipal property tax expense, which increased earnings for common shares by $3.9 million.

(c) Includes portion due within one year.



STATEMENTS OF QUARTERLY FINANCIAL DATA (Unaudited) (Restated)

                                                   Quarter Ended (a)


   1997                    March 31      June 30        Sept. 30      Dec. 31

Operating Revenues........ $106,054      $104,130       $111,166      $105,097
Operating Income/(Loss)... $    675      $ (4,794)      $  1,875      $  2,495
Net Loss.................. $ (5,033)     $(11,492)      $ (5,303)     $ (5,632)

   1996
Operating Revenues........ $114,797      $102,602       $ 99,866      $104,072
Operating Income ......... $ 18,004      $ 10,522       $  3,441       $ 1,223
Net Income/(Loss)......... $ 12,421      $  5,161       $ (1,282)     $ (5,211)


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