Form 10-K/A, Exhibit 13
period 1997-12-31
NORTHEAST UTILITIES SYSTEM; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE
filed 1998-06-12
CIK 72741, 23426, 106170, 315256

EXHIBIT 13.4
                    PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

                           AMENDED 1997 ANNUAL REPORT

                    Public Service Company of New Hampshire

                           Amended 1997 Annual Report

                                     Index


Contents                                                              Page


Balance Sheets (Restated)..........................................    2

Statements of Income (Restated)....................................    4

Statements of Cash Flows (Restated)................................    5

Statements of Common Stockholder's Equity (Restated)...............    6

Notes to Financial Statements (Restated)...........................    7

Report of Independent Public Accountants...........................    40

Management's Discussion and Analysis of Financial
  Condition and Results of Operations (Restated)...................    42

Selected Financial Data (Restated).................................    50

Statistics.........................................................    52

Statements of Quarterly Financial Data (Restated)..................    52

Preferred Stockholder and Bondholder Information...................  Back Cover




                                   PART I.  FINANCIAL INFORMATION

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
BALANCE SHEETS

-----------------------------------------------------------------------------------------
At December 31,                                                   1997           1996
                                                               (Restated)     (Restated)
-----------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
ASSETS
------

Utility Plant, at cost:
  Electric................................................   $  1,898,319   $  1,877,955

     Less: Accumulated provision for depreciation.........        590,056        552,780
                                                             -------------  -------------
                                                                1,308,263      1,325,175
  Unamortized acquisition costs...........................        402,285        491,709
  Construction work in progress...........................         10,716         11,032
  Nuclear fuel, net.......................................          1,308          1,313
                                                             -------------  -------------
      Total net utility plant.............................      1,722,572      1,829,229
                                                             -------------  -------------
Other Property and Investments:
  Nuclear decommissioning trusts, at market...............          4,332          3,229
  Investments in regional nuclear generating
   companies and subsidiary company, at equity............         19,169         19,578
  Other, at cost..........................................          3,773          1,835
                                                             -------------  -------------
                                                                   27,274         24,642
                                                             -------------  -------------
Current Assets:
  Cash and cash equivalents...............................         94,459          1,015
  Notes receivable from affiliated companies..............           -            18,250
  Receivables, less accumulated provision for
    uncollectible accounts of $1,702,000 in 1997
    and of $1,700,000 in 1996.............................         89,338        105,381
  Accounts receivable from affiliated companies...........         38,520         32,452
  Accrued utility revenues................................         36,885         36,317
  Fuel, materials, and supplies, at average cost..........         40,161         44,852
  Recoverable energy costs, net--current portion..........         31,886           -
  Prepayments and other...................................         11,271         24,629
                                                             -------------  -------------
                                                                  342,520        262,896
                                                             -------------  -------------
Deferred Charges:
  Regulatory assets.......................................        695,418        684,504
  Deferred receivable from affiliated company.............         32,472         33,284
  Unamortized debt expense................................         11,749         12,731
  Other...................................................          5,154          3,926
                                                             -------------  -------------
                                                                  744,793        734,445
                                                             -------------  -------------





      Total Assets........................................   $  2,837,159   $  2,851,212
                                                             =============  =============

The accompanying notes are an integral part of these financial statements.




PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

BALANCE SHEETS

-----------------------------------------------------------------------------------------
At December 31,                                                   1997           1996
                                                               (Restated)     (Restated)
-----------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------

Capitalization:
  Common stock--$1 par value.
   Authorized and outstanding 1,000 shares................   $          1   $          1
  Capital surplus, paid in................................        423,713        423,058
  Retained earnings (Note 1)..............................        170,501        175,254
                                                             -------------  -------------
           Total common stockholder's equity..............        594,215        598,313
  Preferred stock subject to mandatory redemption.........         75,000        100,000
  Long-term debt..........................................        516,485        686,485
                                                             -------------  -------------
           Total capitalization...........................      1,185,700      1,384,798
                                                             -------------  -------------

Obligations Under Seabrook Power Contracts
 and Other Capital Leases.................................        799,450        871,707
                                                             -------------  -------------
Current Liabilities:
  Long-term debt and preferred stock--current portion.....        195,000         25,000
  Obligations under Seabrook Power Contracts and other
   capital leases--current portion........................        122,363         42,910
  Accounts payable........................................         21,231         37,675
  Accounts payable to affiliated companies................         32,677         31,130
  Accrued taxes...........................................         69,445             81
  Accrued interest........................................          7,197          7,992
  Accrued pension benefits................................         46,061         44,790
  Other...................................................          9,417         36,616
                                                             -------------  -------------
                                                                  503,391        226,194
                                                             -------------  -------------
Deferred Credits:
  Accumulated deferred income taxes.......................        204,406        258,654
  Accumulated deferred investment tax credits.............          3,972          4,511
  Deferred contractual obligations........................         83,042         50,271
  Deferred revenue from affiliated company................         32,472         33,284
  Other...................................................         24,726         21,793
                                                             -------------  -------------
                                                                  348,618        368,513
                                                             -------------  -------------
Commitments and Contingencies (Note 11)
                                                             -------------  -------------
           Total Capitalization and Liabilities...........   $  2,837,159   $  2,851,212
                                                             =============  =============

The accompanying notes are an integral part of these financial statements.



PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

STATEMENTS OF INCOME


--------------------------------------------------------------------------------------
For the Years Ended December 31,                        1997        1996       1995
                                                     (Restated)  (Restated)
--------------------------------------------------------------------------------------
                                                           (Thousands of Dollars)

Operating Revenues................................. $1,108,459  $1,110,169  $ 979,971
                                                    ----------- ----------- ----------
Operating Expenses:
  Operation --
     Fuel, purchased and net interchange power.....    326,745     356,679    257,008
     Other.........................................    368,363     326,337    313,604
  Maintenance......................................     38,320      45,728     42,244
  Depreciation.....................................     44,377      42,983     44,337
  Amortization of regulatory assets, net...........     56,557      56,884     55,547
  Federal and state income taxes...................     86,450      80,677     69,817
  Taxes other than income taxes....................     43,623      45,123     41,786
                                                    ----------- ----------- ----------
        Total operating expenses (Note 1)..........    964,435     954,411    824,343
                                                    ----------- ----------- ----------
Operating Income...................................    144,024     155,758    155,628
                                                    ----------- ----------- ----------

Other Income:
  Equity in earnings of regional nuclear
    generating companies and subsidary company.....      1,373       2,075      1,645
  Other, net.......................................        698       8,075      3,162
  Income taxes.....................................     (2,391)     (7,723)      (770)
                                                    ----------- ----------- ----------
        Other (loss)/income, net...................       (320)      2,427      4,037
                                                    ----------- ----------- ----------
        Income before interest charges.............    143,704     158,185    159,665
                                                    ----------- ----------- ----------

Interest Charges:
  Interest on long-term debt.......................     51,259      57,557     76,320
  Other interest...................................        273       3,163         90
                                                    ----------- ----------- ----------
        Interest charges, net......................     51,532      60,720     76,410
                                                    ----------- ----------- ----------


Net Income (Note 1)................................ $   92,172  $   97,465  $  83,255
                                                    =========== =========== ==========





The accompanying notes are an integral part of these financial statements.

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                   1997        1996        1995
                                                                (Restated)  (Restated)
--------------------------------------------------------------------------------------------------
                                                                      (Thousands of Dollars)
Operating Activities:
  Net Income.................................................. $   92,172  $   97,465  $   83,255
  Adjustments to reconcile to net cash
   from operating activities:
    Depreciation..............................................     44,377      42,983      44,337
    Deferred income taxes and investment tax credits, net.....     21,645      94,983      69,986
    Recoverable energy costs, net of amortization.............    (12,336)     31,663     (15,266)
    Amortization of acquisition costs.........................     56,557      56,884      55,547
    Deferred Seabrook capital costs...........................     (8,376)       -           -
    Other sources of cash.....................................     51,054      65,922      15,973
    Other uses of cash........................................    (67,590)    (51,188)       -
  Changes in working capital:
    Receivables and accrued utility revenues..................      9,407     (36,907)    (10,506)
    Fuel, materials and supplies..............................      4,691      (3,135)     (4,264)
    Accounts payable..........................................    (14,897)     (7,714)      2,375
    Accrued taxes.............................................     69,364        (717)     (3,506)
    Other working capital (excludes cash).....................    (13,365)    (13,559)         16
                                                               ----------- ----------- -----------
Net cash flows from operating activities (Note 1).............    232,703     276,680     237,947
                                                               ----------- ----------- -----------


Financing Activities:
  Reacquisitions and retirements of long-term debt............       -       (172,500)   (141,000)
  Reacquisitions and retirements of preferred stock...........    (25,000)       -           -
  Cash dividends on preferred stock...........................    (11,925)    (13,250)    (13,250)
  Cash dividends on common stock..............................    (85,000)    (52,000)    (52,000)
                                                               ----------- ----------- -----------
Net cash flows used for financing activities..................   (121,925)   (237,750)   (206,250)
                                                               ----------- ----------- -----------

Investment Activities:
  Investment in plant:
    Electric utility plant....................................    (33,570)    (37,480)    (46,672)
    Nuclear fuel..............................................          5         129        (184)
                                                               ----------- ----------- -----------
  Net cash flows used for investments in plant................    (33,565)    (37,351)    (46,856)
  NU System Money Pool........................................     18,250         850      15,900
  Investment in nuclear decommissioning trusts................       (490)       (521)       (489)
  Other investment activities, net............................     (1,529)     (1,010)       (431)
                                                               ----------- ----------- -----------
Net cash flows used for investments...........................    (17,334)    (38,032)    (31,876)
                                                               ----------- ----------- -----------
Net Increase/(Decrease) in Cash For The Period................     93,444         898        (179)
Cash - beginning of period....................................      1,015         117         296
                                                               ----------- ----------- -----------
Cash - end of period.......................................... $   94,459  $    1,015  $      117
                                                               =========== =========== ===========
Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized........................ $   51,775  $   58,835  $   74,543
                                                               =========== =========== ===========
  Income taxes................................................ $   10,612  $     (457) $    1,369
                                                               =========== =========== ===========
Increase in obligations:
  Seabrook Power Contracts and other capital leases........... $    6,197  $       93  $   28,028
                                                               =========== =========== ===========




The accompanying notes are an integral part of these financial statements.


PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY


---------------------------------------------------------------------------------------
                                                       Capital     Retained
                                            Common     Surplus,    Earnings
                                             Stock     Paid In     (Note 1)     Total
---------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

Balance at January 1, 1995...............  $     1    $421,784    $125,034    $546,819
    Net income for 1995..................                           83,255      83,255
    Cash dividends on preferred stock....                          (13,250)    (13,250)
    Cash dividends on common stock.......                          (52,000)    (52,000)
    Capital stock expenses, net..........                  601                     601
                                           --------   ---------   ---------   ---------
Balance at December 31, 1995.............        1     422,385     143,039     565,425
    Net income for 1996 (Note 1).........                           97,465      97,465
    Cash dividends on preferred stock....                          (13,250)    (13,250)
    Cash dividends on common stock.......                          (52,000)    (52,000)
    Capital stock expenses, net..........                  673                     673
                                           --------   ---------   ---------   ---------
Balance at December 31, 1996 (Restated)..        1     423,058     175,254     598,313
    Net income for 1997 (Note 1).........                           92,172      92,172
    Cash dividends on preferred stock....                          (11,925)    (11,925)
    Cash dividends on common stock.......                          (85,000)    (85,000)
    Capital stock expenses, net..........                  655                     655
                                           --------   ---------   ---------   ---------
Balance at December 31, 1997 (Restated)..  $     1    $423,713    $170,501    $594,215
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

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   A.  ABOUT PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
       Public Service Company of New Hampshire (PSNH or the company), CL&P, WMECO, North Atlantic Energy Corporation (NAEC), and Holyoke Water Power Company (HWP) are the operating subsidiaries comprising the Northeast Utilities system (the NU system) and are wholly owned by NU.

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

       See Note 11C, "Commitments and Contingencies-Environmental Matters," for information on other newly issued accounting and reporting standards related to this area.

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


       Connecticut Yankee Atomic Power Company (CYAPC) ................   5.0%
       Yankee Atomic Electric Company (YAEC) ..........................   7.0
       Maine Yankee Atomic Power Company (MYAPC) ......................   5.0
       Vermont Yankee Nuclear Power Corporation (VYNPC) ...............   4.0


       PSNH's equity investments in the Yankee companies at December 31, 1997 are:

                                                         (Thousands of Dollars)

       CYAPC ..............................................         $ 5,761
       YAEC ...............................................           1,427
       MYAPC ..............................................           3,880
       VYNPC ..............................................           2,085

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

       The electricity produced by the Vermont Yankee nuclear generating facility (VY) is committed substantially on the basis of ownership interests and is billed pursuant to contractual agreements. YAEC's, CYAPC's and MYAPC's nuclear power plants were shut down permanently on February 26, 1992, December 4, 1996, and August 6, 1997, respectively. Under ownership agreements with the Yankee companies, PSNH may be asked to provide direct or indirect financial support for one or more of the companies. For more information on the Yankee companies, see Note 5, "Nuclear Decommissioning," and Note 11F, "Commitments and Contingencies
       - Long-Term Contractual Arrangements."

       Millstone 3: PSNH has a 2.85 percent joint ownership interest in Millstone 3, a 1,154-MW nuclear generating unit. As of December 31, 1997 and 1996, plant-in-service included approxi-mately $118.7 million and the accumulated provision for depreciation included approximately $32.3 million and $29.4 million, respectively, for PSNH's share of Millstone 3. PSNH's share of Millstone 3 expenses is included in the corresponding operating expenses on the accompanying Statements of Income. The Millstone 3 unit is out of service. NU hopes to return Millstone 3 to service in early spring of 1998. For more information on the Millstone 3 unit, see Note 11B, "Commitments and Contingencies - Nuclear Performance."

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

       Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.7 percent in 1997 and 1996, and 3.8 percent in 1995. See Note 5, "Nuclear Decommissioning," for information on nuclear plant decommissioning.

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

       For more information on PSNH's regulatory environment and the potential impacts of rstructuring, see Note 11A, "Commitments and Contingencies - Restructuring and Rate Matters," and the MD&A.

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

       The components of PSNH's regulatory assets are as follows:


       At December 31,                                      1997        1996
                                                       (Thousands of Dollars)


       Recoverable energy costs, net
         (Note 2K)  .................................    $191,686      $211,236
       Income taxes, net (Note 2I)...................     128,244       151,431
       Unrecovered contractual
         obligations (Note 5)........................      83,042        50,271
       Deferred costs, nuclear
         plants  (Note 3)............................     281,856       269,233
       Seabrook deferral (Note 2K)...................       8,376          -
       Other.........................................       2,214         2,333

                                                         $695,418      $684,504

   I.  INCOME TAXES
       The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of taxable income) is accounted for in accordance with the ratemaking treatment of the applicable regulatory commissions. See Note 10, "Income Tax Expense" for the components of income tax expense.

       The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, that give rise to the accumulated deferred tax obligation is as follows:

       At December 31,                                  1997           1996
                                                      (Restated)     (Restated)
                                                        (Thousands of Dollars)

       Accelerated depreciation and
         other plant-related differences ...........   $103,985       $225,263
       Net operating loss (NOL)
         carryforwards .............................    (94,822)       (94,149)
       Regulatory assets - income tax
         gross up ..................................     49,101         68,652
       Other .......................................    146,142         58,888

                                                       $204,406       $258,654


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

       See Note 11A, "Commitments and Contingencies - Restructuring and Rate Matters," for the possible impacts on PSNH from the NHPUC's decision related to industry restructuring.

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

       See Note 11A, "Commitments and Contingencies - Restructuring and Rate Matters" for the possible impacts on PSNH of the NHPUC's decision related to industry restructuring.


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



   See Note 11A, "Commitments and Contingencies - Restructuring and Rate Matters" for the possible impacts the NHPUC's restructuring decision may have on the Seabrook Power Contracts.

4. LEASES
   PSNH has entered into lease agreements, some of which are capital leases, for the use of data processing and office equipment, vehicles and office space. The provisions of these lease agreements generally provide for renewal options. The following rental payments have been charged to expense:

   Year               Capital Leases      Operating Leases


   1997............    $1,579,000           $5,657,000
   1996............     1,105,000            4,884,000
   1995............     1,103,000            5,291,000

   Interest included in capital lease rental payments was $272,000 in 1997, $292,000 in 1996, and $351,000 in 1995.


   Future minimum rental payments, excluding executory costs, such as property taxes, state use taxes, insurance and maintenance, under long-term noncancellable leases, as of December 31, 1997, are:

   Year                        Capital Leases    Operating Leases
                                     (Thousands of Dollars)

   1998     ......................    $1,500         $ 6,100
   1999     ......................     1,200           5,300
   2000     ......................     1,000           4,700
   2001     ......................     1,000           4,200
   2002     ......................       100           2,200
   After 2002 ....................       500           5,100
   Future minimum lease
     payments ....................     5,300         $27,600
   Less amount representing
    interest .....................       600
   Present value of future
     minimum lease payments ......    $4,700


5. NUCLEAR DECOMMISSIONING

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

6. SHORT-TERM DEBT

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

7. EMPLOYEE BENEFITS

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

       The components of net pension cost for PSNH are:

     For the Years Ended December 31,           1997       1996        1995
                                                 (Thousands of Dollars)

     Service cost..........................   $ 2,987     $ 6,161     $ 3,462
     Interest cost.........................    13,398      12,808      11,923
     Return on plan assets.................   (34,622)    (24,393)    (33,156)
     Net amortization......................    19,508      11,608      20,108
     Net pension cost......................   $ 1,271     $ 6,184     $ 2,337

         For calculating pension cost, the following assumptions were used:

     For the Years Ended December 31,           1997       1996        1995


     Discount rate..........................    7.75%      7.50%       8.25%
     Expected long-term rate of return......    9.25       8.75        8.50
     Compensation/progression rate..........    4.75       4.75        5.00


   The following table represents the plan's funded status reconciled to the Balance Sheets:

       At December 31,                                 1997            1996
                                                     (Thousands of Dollars)

       Accumulated benefit obligation,
         including vested benefits at
         December 31, 1997 and 1996 of
         $(140,089,000) and $(131,624,000),
         respectively ...........................   $(152,709)     $(143,377)
       Projected benefit obligation .............   $(187,968)     $(179,192)
       Market value of plan assets ..............     195,612        173,035
       Market value in excess (less than) of
        projected benefit obligation .............      7,644         (6,157)
       Unrecognized transition amount ............      4,003          4,337
       Unrecognized prior service costs ..........      7,597          8,135
       Unrecognized net gain .....................    (65,305)       (51,105)
       Accrued pension liability .................   $(46,061)     $ (44,790)


   The following actuarial assumptions were used in calculating the plan's year-end funded status:

       For the Years Ended December 31,                1997            1996

     Discount rate................................    7.25%            7.75%
     Compensation/progression rate................    4.25             4.75



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

       The components of health care and life insurance cost are:


       For the Years Ended December 31,        1997         1996       1995
                                                 (Thousands of Dollars)

       Service cost ....................      $  802       $  914     $  933
       Interest cost ...................       3,352        3,559      4,063
       Return on plan assets ...........      (3,753)      (1,720)    (1,694)
       Amortization of unrecognized
         transition obligation .........       2,941        2,941      2,941
       Other amortization, net .........       1,541          547        998

       Net health care and life
         insurance cost ................      $4,883       $6,241     $7,241


       For calculating PSNH's SFAS 106 benefit costs, the following assumptions were used:


       For the Years Ended December 31,        1997         1996       1995


       Discount rate ....................      7.75%       7.50%       8.00%
       Long-term rate of return -
          Health assets, net of tax .....      6.00        5.25        5.00
          Life assets ...................      9.25        8.75        8.50



       The following table represents the plan's funded status reconciled to the Balance Sheets:



       At December 31,                                1997             1996
                                                      (Thousands of Dollars)

       Accumulated postretirement benefit
         obligation of:
          Retirees ............................    $(36,790)         $(38,245)
          Fully eligible active
            employees .........................         (31)              (22)
          Active employees not
            eligible to retire ................      (9,788)           (9,696)
       Total accumulated post-
         retirement benefit
         obligation ...........................     (46,609)          (47,963)
       Market value of plan assets ............      22,908            17,882

       Accumulated postretirement
         benefit obligation in
         excess of plan assets ................     (23,701)          (30,081)
       Unrecognized transition
         amount ...............................      44,108            47,049
       Unrecognized net gain ..................     (20,407)          (17,139)
       Accrued postretirement benefit
         liability ............................     $  -               $ (171)



     The following actuarial assumptions were used in calculating the plan's year-end funded status:


       At December 31,                                 1997             1996

       Discount rate .............................    7.25%             7.75%
       Health care cost trend rate (a) ...........    5.76              7.23


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

8.  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION

    Details of preferred stock subject to mandatory redemption are:

                                  Shares
                                Outstanding             December 31,
   Description                December 31, 1997     1997      1996    1995
                                                     (Thousands of Dollars)

   10.60%
   Series A of 1991 ..........  4,000,000         $100,000   $125,000  $125,000

   Less preferred stock
     to be redeemed
     within one year .........  1,000,000           25,000     25,000      -


   Total preferred stock
     subject to
     mandatory redemption ....                    $ 75,000   $100,000   $125,000


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

9. LONG-TERM DEBT

   Details of long-term debt outstanding are:
    At December 31                                       1997           1996
                                                        (Thousands of Dollars)
   First Mortgage Bonds:
    9.17%   Series B, due 1998.....................    $170,000      $170,000

            Total First Mortgage Bonds...............   170,000       170,000

   Pollution Control Revenue Bonds:
   7.65%    Tax-Exempt Series A, due 2021............    66,000        66,000
   7.50%    Tax-Exempt Series B, due 2021............   108,985       108,985
   7.65%    Tax-Exempt Series C, due 2021............   112,500       112,500
   Adjustable Rate, Taxable, Series D,
     due 2021 .......................................    39,500        39,500
   Adjustable Rate, Taxable, Series E,
     due 2021 .......................................    69,700        69,700
   Adjustable Rate, Tax-Exempt, Series D,
     due 2021 .......................................    75,000        75,000
   Adjustable Rate, Tax-Exempt, Series E
     due 2021 .......................................    44,800        44,800
   Less:  Amounts due within one year ...............   170,000             -

          Long-term debt, net .......................  $516,485      $686,485


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

10.INCOME TAX EXPENSE

   The components of the federal and state income tax provisions charged to operations are:


   For the Years Ended December 31,              1997        1996        1995
                                             (Restated)   (Restated)
                                                      (Thousands of Dollars)

   Current income taxes:
     Federal ...............................   $67,148      $(4,978)   $(1,166)
     State .................................        48       (1,605)     1,767
       Total current .......................    67,196       (6,583)       601


   Deferred income taxes, net:
     Federal ...............................    20,983       95,225     72,147
     State .................................     1,202          306     (1,606)
       Total deferred  .....................    22,185       95,531     70,541

   Investment tax credits, net .............      (540)        (548)      (555)
   Total income tax expense ................   $88,841      $88,400    $70,587


   The components of total income tax expense are classified as follows:

   Income taxes charged to operating
    expenses ...............................   $86,450      $80,677    $69,817
   Other income taxes ......................     2,391        7,723        770

   Total income tax expense ................   $88,841      $88,400    $70,587



   Deferred income taxes are comprised of the tax effects of temporary differences as follows:


   For the Years Ended December 31,              1997       1996       1995
                                              (Restated) (Restated)
                                                    (Thousands of Dollars)

   Depreciation ............................   $(1,937)     $(1,055)  $ 1,294
   Deferred tax asset associated
     with NOL ..............................      -          96,756    57,543
   Energy adjustment clauses ...............    16,839      (10,716)    5,098
   Amortization of regulatory
     settlement ............................    11,501       11,501    11,501
   Other ...................................    (4,218)        (955)   (4,895)

   Deferred income taxes, net ..............   $22,185      $95,531   $70,541


   A reconciliation between income tax expense and the expected tax expense at the applicable statutory rate is as follows:

   For the Years Ended December 31,              1997        1996       1995
                                              (Restated)  (Restated)
                                                     (Thousands of Dollars)

   Expected federal income tax at
     35 percent of pretax income ...........   $63,355     $64,931    $53,845

   Tax effect of differences:
     Depreciation ..........................     1,890       1,896      1,868
     Amortization of acquisition costs .....    31,298      31,410     31,522
     Seabrook intercompany loss ............    (4,616)     (7,504)   (13,048)
     Investment tax credit amortization ....      (540)       (548)      (555)
     State income taxes, net of
       federal benefit .....................     1,085        (845)       105
     Other, net ............................    (3,631)       (940)    (3,150)
   Total income tax expense ................   $88,841     $88,400    $70,587



11.  COMMITMENTS AND CONTINGENCIES

     A.RESTRUCTURING AND RATE MATTERS
       The 1996 restructuring legislation that the NHPUC is charged with implementing provides that the NHPUC may not adopt a restructuring plan that imposes a severe financial hardship on a utility. Management believes that PSNH is entitled to full recovery of its prudently incurred costs, including regulatory assets and other strandable costs. It bases this belief both on the general nature of public utility industry cost-of-service based regulation and the specific circumstances of the resolution of PSNH's previous bankruptcy proceedings and its acquisition by NU, including the recoveries provided by the Rate Agreement and related agreements.

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

       For information regarding the FERC rate proceedings for CYAPC and MYAPC, see Note 5, "Nuclear Decommissioning."

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

       The other Yankee generating facilities, MY, CY and Yankee Rowe, were permanently shutdown as of August 6, 1997, December 4, 1996, and February 26, 1992, respectively. See Note 2E, "Summary of Significant Accounting Policies-Investments and Jointly Owned Electric Utility Plant," for more information on the Yankee companies. See Note 5, "Nuclear Decommissioning," regarding information on the related decommissioning studies.

       Nonutility Generators (NUGs): PSNH has requirements under various arrangements for the purchase of capacity and energy from NUGs. These arrangements have terms from 20 to 30 years, currently expiring in the years 1998 through 2023, and require PSNH to purchase energy at specified prices or formula rates. For the 12 months ending December 31, 1997, approximately 14 percent of the NU system electricity requirements were met by NUGs. PSNH's total cost of purchases under these arrangements amounted to $133.1 million in 1997, $132.6 million in 1996, and $124.0 million in 1995. These costs may be deferred for eventual recovery through rates. For additional information, see Note 2K, "Summary of Significant Accounting Policies-Recoverable Energy Costs."

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

       Estimated Annual Costs: The estimated annual costs of PSNH's significant long-term contractual arrangements are as follows:


                                     1998     1999     2000      2001    2002
                                            (Millions of Dollars)

       VYNPC ...................   $  7.1    $  7.1    $  6.7   $  7.4  $  7.7
       NUGs ....................    139.4     142.9     147.1    151.3   155.5
       NHEC ....................     30.0      30.0      14.6      -       -
       Hydro-Quebec ............     10.2       9.8       9.7      9.4     9.2


       For additional information regarding the recovery of purchased power costs, see Note 2K, "Summary of Significant Accounting Policies - Recoverable Energy Costs."

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

       For further information related to the phase-in of the Seabrook power plant, see Note 3, "Seabrook Power Contracts."

       See Note 11A, "Commitments and Contingencies - Restructuring and Rate Matters" for the possible impacts of the NHPUC's decision related to industry restructuring on this intercompany transaction between PSNH and NAEC.

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


                                                        Carrying         Fair
     At December 31, 1997                                Amount         Value
                                                       (Thousands of Dollars)

     Preferred stock subject to
       mandatory redemption........................    $100,000       $ 99,000
     Long-term debt - First Mortgage Bonds.........     170,000        170,425
     Other long-term debt..........................     516,485        537,599



                                                        Carrying         Fair
     At December 31, 1996                                Amount         Value
                                                       (Thousands of Dollars)

     Preferred stock subject to
       mandatory redemption........................    $125,000       $125,000
     Long-term debt - First Mortgage Bonds.........     170,000        175,729
     Other long-term debt..........................     516,485        523,536




   The fair values shown above have been reported to meet the disclosure requirements and do not purport to represent the amounts at which those obligations would be settled.





REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors
   of Public Service Company of New Hampshire:



We have audited the accompanying balance sheets, as restated - see Note 1, of Public Service Company of New Hampshire (a New Hampshire corporation and a wholly owned subsidiary of Northeast Utilities) as of December 31, 1997 and 1996, and the related statements of income, common stockholder's equity, and cash flows, as restated - see Note 1, for each of the three years in the period ended December 31, 1997. These financial statements
are the responsibility of the company's management.   Our responsibility is
to express an opinion on these financial statements based on our audits.

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

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 11A, on February 28, 1997, the State of New Hampshire Public Utilities Commission (the NHPUC) issued an order outlining its final plan to restructure the electric utility industry. The final plan announced a departure from cost-based rate making, which, if implemented, would require the company to discontinue the application of Financial Accounting Standard No. 71, "Accounting for the Effects of Certain Types of Regulation," (FAS 71). The implementation of the final plan, including the effect of the discontinuation of FAS 71, would result in after tax write-off of over $400 million. Such a write-off would cause the company to be in technical default under financial covenants imposed by lenders, which, would, if not waived or renegotiated, give rise to the rights of lenders to accelerate the repayment of approximately $686 million of the company's indebtedness and approximately $495 million of an affiliated company's indebtedness. These conditions raise substantial doubt about the company's ability to continue as a going concern. The financial statements referred to above do not include any adjustments that might result from the outcome of this uncertainty.

As explained in Note 1 to the consolidated financial statements, the company has given retroactive effect to the change in accounting for nuclear compliance costs.



                                         /s/ARTHUR ANDERSEN LLP
                                            ARTHUR ANDERSEN LLP


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

See the "Notes to Financial Statements," Note 11A, for the potential accounting impacts of restructuring.

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

On February 10, 1998, the NHPUC ordered an FPPAC rate for the period December 1, 1997 through May 31, 1998, which increased customer bills by approximately 6 percent. Prior to this increase, the FPPAC rate had been a credit to reflect a customer refund ordered by the NHPUC beginning in June 1996. This rate continues to defer recovery of a substantial portion of costs for the future.
In addition, recovery of the Seabrook deferred return (approximately $127 million annually) is scheduled to begin in June 1998. On March 19, 1998, PSNH filed a proposed change to its rates, effective June 1, 1998. Public hearings are scheduled to take place in May 1998.

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

See the "Notes to Financial Statements," Note 2K, for further information on the FPPAC.

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

See the "Notes to Financial Statements," Note 5, for further information on nuclear decommissioning, including PSNH's share of costs to decommission the other regional nuclear generating units.

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

RESULTS OF OPERATIONS

                                               Income Statement Variances
                                                  Increase/(Decrease)
                                                  Millions of Dollars
                               1997 over/(under) 1996   1996 over/(under) 1995
                                Amount       Percent          Amount    Percent


Operating revenues               $(2)           -  %          $130        13%

Fuel, purchased and net
  interchange power              (30)           (8)            100        39
Other operation                   42            13              13         4
Maintenance                       (7)          (16)              3         8
Other, net                        (7)          (92)              5        (a)
Interest on long-term debt        (6)          (11)            (19)      (25)
Other interest expense            (3)          (91)              3        (a)
Net income                        (5)           (5)             14        17

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

OTHER OPERATION AND MAINTENANCE EXPENSE
Other operation and maintenance expense increased in 1997 primarily due to higher capacity charges under the Seabrook Power Contract as a result of the scheduled May 1997 refueling and maintenance outage and the unplanned December 1997 outage ($23 million), higher capacity purchases from NHEC ($11 million), higher capacity charges from MY ($4 million) and higher costs for PSNH's share of Millstone 3 ($3 million), partially offset by lower fossil costs ($4 million) and lower administration and sales costs ($3 million).

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


SELECTED FINANCIAL DATA (a)



For the Years Ended   Dec.31, 1997      Dec. 31, 1996         Dec. 31, 1995
                       (Restated)         (Restated)
                                     (Thousands of Dollars)

Operating Revenues...  $1,108,459        $1,110,169              $  979,971
Operating Income.....     144,024           155,758                 155,628
Net Income ..........      92,172            97,465                  83,255
Cash Dividends on
  Common Stock.......      85,000            52,000                  52,000


At                     Dec.31, 1997     Dec. 31, 1996          Dec. 31, 1995



Total Assets.........  $2,837,159        $2,851,212              $2,920,487
Long-Term Debt (b)...     686,485           686,485                 858,985
Preferred Stock
  Subject to Mandatory
  Redemption(b)......     100,000           125,000                 125,000
Obligations Under
  Seabrook Power
  Contracts and Other
  Capital Leases(b)..     921,813           914,617                 915,288





(a) Reclassifications of prior data have been made to conform with the current presentation.
(b)  Includes portions due within one year.




     Dec. 31, 1994                 Dec. 31, 1993
                (Thousands of Dollars)

      $922,039                         $864,415

       152,086                          124,710

        77,444                           52,237

          -                                -


    Dec. 31,1994                  Dec. 31, 1993


     $2,845,967                      $2,774,511

        999,985                       1,093,895

        125,000                         125,000

        887,967                         856,559







STATISTICS

                                       Average
         Gross Electric                Annual
         Utility Plant                 Use Per
          December 31,      kWh      Residential      Electric
         (Thousands of     Sales      Customer       Customers    Employees
           Dollars)(a)   (Millions)     (kWh)         (Average)  (December 31)


1997      $2,312,628       13,340       6,528        407,642        1,254
1996       2,382,009       13,601       6,567        407,082        1,279
1995       2,469,474       11,001       6,524(b)     406,077        1,325
1994       2,521,960       11,008       6,768        400,775        1,374
1993       2,590,644       11,146       6,817        397,277        1,426


STATEMENTS OF QUARTERLY FINANCIAL DATA (Unaudited)     (Restated)


                                                   Quarter Ended (c)
1997                  March 31         June 30           Sept.30        Dec. 31

Operating Revenues... $278,321         $257,098         $285,390       $287,650
Operating Income..... $ 44,776         $ 34,190         $ 32,166       $ 32,892
Net Income........... $ 32,295         $ 21,289         $ 18,900       $ 19,688



1996                  March 31           June 30         Sept.30        Dec. 31

Operating Revenues... $269,540         $261,897         $296,719       $282,013
Operating Income..... $ 44,865         $ 42,220         $ 46,864       $ 21,809
Net Income........... $ 28,742         $ 24,050         $ 30,576       $ 14,097





(a) Includes reclassification of the unamortized acquisition costs to gross utility plant.
(b) Effective January 1, 1996, the amounts shown reflect billed and unbilled sales. 1995 has been restated to reflect this change.
(c) Reclassifications of prior data have been made to conform with the current presentation.