Form 10-K, Exhibit 13
period 1998-12-31
NORTHEAST UTILITIES SYSTEM; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1999-03-23
CIK 72741, 23426, 106170, 315256, 880416

FINANCIAL AND STATISTICAL
                              TABLE OF CONTENTS

                              12     Management's Discussion and Analysis

                              20     Company Report

                              20     Report of Independent Public Accountants

                              21     Consolidated Financial Statements

                              29 Notes to Consolidated Financial Statements and related schedules

MANAGEMENT'S DISCUSSION AND ANALYSIS


FINANCIAL CONDITION
--------------------------------------------------------------------------------

OVERVIEW
Northeast Utilities' (NU) financial outlook improved in 1998 despite retail rate decreases for each of the company's regulated subsidiaries. The improved outlook is a result of the successful restart of the Millstone 3 nuclear power plant, significant progress toward the restart of Millstone 2 and significant reductions in operating expenses.
    NU lost $1.12 a share in 1998, compared with a loss of $1.01 a share in 1997 and a profit of $0.30 a share in 1996. The loss was greater in 1998 as a result of significant write-offs of The Connecticut Light and Power Company's (CL&P) investment in the retired Millstone 1 nuclear power plant and the accelerated amortization of regulatory assets as ordered by Connecticut state regulators in CL&P's February 1999 retail rate decision.
    Operation and maintenance (O&M) costs at Millstone Station declined to $392 million in 1998 from $551 million in 1997. That decline was driven primarily by the decision to retire Millstone 1 and the return to service of Millstone 3.
    Aside from Millstone, nonfuel O&M costs totaled $984 million in 1998, compared with $1,055 million in 1997. That reduction continued a two-year trend of declining costs at NU. In 1996, nonfuel O&M costs, not including Millstone costs, totaled $1,170 million.
    Partially offsetting the benefits from lower O&M was a 2 percent drop in total revenues, which fell to $3.77 billion in 1998 from $3.83 billion in 1997. The fall in revenues occurred, despite a 1.9 percent increase in retail kilowatt-hour sales for the year, as a result of a series of retail rate decreases implemented by regulators in the three states served by the NU system. CL&P's annual revenues were reduced by a total of $68 million in 1998 as a result of the removal of the Millstone units from rate base. A 10 percent reduction in Western Massachusetts Electric Company (WMECO) rates occurred in two steps in 1998, and a 6.87 percent reduction in Public Service Company of New Hampshire (PSNH) base rates went into effect December 1, 1997.
    Also offsetting the lower O&M were significant increases in certain noncash expenses. Primarily as a result of Connecticut regulatory decisions, amortization of regulatory assets totaled $203 million, up from $124 million in 1997.
    NU's ability to improve its financial performance in 1999 will depend primarily on its success in bringing Millstone 2 back on line and further reducing its operating costs to help offset continued downward pressure on retail revenues. CL&P will continue to be negatively affected by the $232 million reduction in revenue requirements ordered by Connecticut state regulators in February 1999. WMECO's financial performance will be affected by the carryover of 1998 rate reductions, plus another 5 percent rate reduction, adjusted for inflation, that is scheduled to take effect September 1, 1999. A final decision in PSNH's rate case and the resolution of New Hampshire restructuring could have substantial impacts on both NU and PSNH if completed in 1999.
    NU's financial performance also will be affected by the performance of Select Energy, Inc. (Select), NU's unregulated marketing subsidiary. In December 1998, Select began serving two contracts covering a 13-month period with Boston Edison that will provide approximately $300 million in revenues through December 31, 1999. Select has a number of other contracts in effect in 1999 with other retail and wholesale customers. Select expects total revenues to exceed $600 million in 1999.
    NU also expects that 1999 will be a pivotal year in implementing the company's strategy of becoming one of the leading energy providers in the Northeast United States. During the first quarter of 1999, NU established three new subsidiaries: NU Enterprises, Inc., Northeast Generation Company and Northeast Generation Services Company. These entities will engage in a variety of energy-related activities, including the acquisition and management of non-nuclear generating plants. The scope and success of NU's strategy, however, will depend on many factors, including the outcome and timing of restructuring decisions or settlements, its ability to successfully bid in auctions and to finance the activities of its unregulated businesses and other factors affecting the energy market that cannot be estimated at this time.
    CL&P and WMECO are in the process of auctioning approximately 4,000 megawatts (MW) of fossil and hydroelectric generating capacity. Management also hopes in 1999 to begin the process of securitizing stranded costs, a means of monetizing the NU system companies' regulatory assets and certain other stranded costs. The companies intend to use most of the proceeds from asset sales and securitization to repay outstanding debt and preferred securities.
    Management expects a relatively modest portion of those proceeds to be used to reduce common equity investment in the subsidiaries through payment of special dividends to the parent company. Proceeds received by the parent company could be used to repurchase common shares or to invest further in regulated energy delivery businesses, unregulated generation or marketing ventures. In 1998, the Board of Trustees approved the repurchase of up to 10 million shares through July 1, 2000.

RESTRUCTURING
--------------------------------------------------------------------------------

Although the NU system companies continue to operate under cost-of-service based regulation, future rates and the recovery of stranded costs are issues under various restructuring plans in each of the NU system companies' service territories. Stranded costs are expenditures or commitments that have been made to meet public service obligations with the expectation that they would be recovered from customers. However, under certain circumstances these costs might not be recoverable from customers in a fully competitive electric utility industry (i.e., the costs may result in above-market energy prices).
    The NU system has exposure to stranded costs for its investments in high-cost nuclear generating plants, state-mandated purchased-power obligations and significant regulatory assets. As of December 31, 1998, the system companies' net investment in nuclear generating plants, excluding its investment in certain regional nuclear companies, was approximately $2.9 billion ($1.9 billion for CL&P, $83 million for PSNH, $365 million for WMECO and $591 million for North Atlantic Energy Corporation [NAEC]) and its regulatory assets were approximately $2.3 billion ($1.4 billion for CL&P, $610 million for PSNH and $322 million for WMECO).
    The NU system's financial strength and resulting ability to compete in a restructured environment will be negatively affected if the NU system companies are unable to recover their past investments and commitments.

CONNECTICUT
In April 1998, Connecticut enacted comprehensive electric utility restructuring legislation. The act provides for rates to be capped at December 31, 1996, levels until December 31, 1999. Retail choice will be phased in over six months beginning January 1, 2000, and will extend to all retail customers by July 2000. Customers not choosing an alternate supplier can continue to receive service until January 2004 at a rate that is at least 10 percent less than 1996 rates. The law allows for recovery of all prudently incurred stranded costs and mandates the functional separation of competitive and regulated businesses. To qualify for stranded cost recovery, CL&P must auction off all fossil and hydroelectric generating facilities prior to January 2000 and its nuclear generating assets prior to January 2004. CL&P also received regulatory approval to auction any of its purchased-power contracts which cannot be renegotiated by March 1999.
    The Connecticut legislation allows the use of securitization after January 1, 2000, to further reduce the costs of the transition to a competitive marketplace. The use of securitization is limited, however, to non-nuclear generation-related regulatory assets and costs associated with the renegotiation of purchased-power contracts. CL&P may not securitize nuclear stranded costs. The Connecticut Department of Public Utility Control (DPUC) will initiate an investigation into CL&P's stranded costs in the spring of 1999 with a final decision expected before the end of the year.
    As a result of the corporate unbundling and divestiture proposals, CL&P will redefine itself as a distribution company under the restructuring legislation, and will provide generation services only to the extent necessary to provide standard offer, backup and default services as required by customers who have not chosen an alternate energy supplier.

NEW HAMPSHIRE
Restructuring efforts in New Hampshire have resulted in numerous proceedings within the federal and state court systems. The New Hampshire Public Utilities Commission's (NHPUC) 1997 restructuring orders have been prevented from being implemented as a result of various court actions pending the outcome of a full trial in the U.S. District Court. The 1997 orders would have forced PSNH and NAEC to write off substantially all of their regulatory assets. A trial is expected to begin in mid to late 1999.
    The litigation has caused New Hampshire to fall behind several other Northeast states in implementing industry restructuring. PSNH believes that a negotiated resolution of outstanding restructuring and rate issues would be in the best interests of the state, PSNH and customers.

MASSACHUSETTS
In November 1997, Massachusetts enacted comprehensive electric utility industry restructuring legislation. As required by that legislation, WMECO instituted a 10 percent rate reduction in 1998 and continues to work with the Massachusetts Department of Telecommunications and Energy (DTE) on implementing WMECO's restructuring plan. In September 1999, WMECO must institute another
5 percent rate reduction, adjusted for inflation.
    In January 1999, WMECO announced the sale of approximately 290 MW of fossil and hydroelectric generating capacity to Consolidated Edison Energy, Inc. for $47 million. The sale price is approximately 3.8 times greater than the assets' 1997 book value of $12.5 million. WMECO hopes to close on that transaction in midsummer and expects to use the majority of the proceeds to repay outstanding debt. The sale of these assets and future asset sales will be used to reduce WMECO's stranded costs. WMECO will auction another 270 MW of pumped storage and conventional hydroelectric plant later in 1999. WMECO has notified the DTE that it will seek to auction its ownership in the Millstone units.
    The rate reductions caused WMECO's annual revenues to decline to $393 million in 1998 from $426 million in 1997. WMECO's ability to improve financial performance in 1999 will be driven by containing operating costs and using the proceeds from asset sales and securitization to reduce financing costs. WMECO expects to seek approval to securitize up to $500 million in stranded costs.
    Following the sale of its generating assets, WMECO will continue to operate and maintain the transmission and local distribution network and deliver electricity to its customers.

RATE MATTERS
--------------------------------------------------------------------------------

CONNECTICUT
In February 1999, the DPUC issued a final order in CL&P's retail rate proceeding reducing CL&P's revenue requirements by approximately $232 million retroactive to September 28, 1998. To implement that reduction, the DPUC ordered CL&P to reduce its retail base rates by approximately $96 million annually and to increase its amortization of regulatory assets by $136 million annually. The rate order allowed CL&P to earn a return on equity of 10.3 percent. The DPUC also said it would allow CL&P to recover only $126 million of its investment in Millstone 1 undepreciated plant and related assets. As a result of this decision, CL&P reflected in 1998 a one-time pretax charge of $116.5 million and began amortizing its remaining Millstone 1 investment over three years.
    In a February 1998 decision, the DPUC removed Millstone 2 from CL&P's rate base effective May 1, 1998, and Millstone 3 effective July 1, 1998. On July 18, 1998, Millstone 3 returned to rate base. Millstone 1 previously had been removed from CL&P's rate base effective March 1, 1998, with customers receiving a temporary credit of approximately 1.4 percent, or $30 million annually, on their bills.
    The removal of Millstone 2 reduced CL&P's noncash revenues by approximately $3 million a month. This reduction was increased in the 1999 rate order to nearly $6.6 million per month to reflect lower fuel costs. Actual fuel costs are subject to true-up in the Energy Adjustment Clause.

NEW HAMPSHIRE
In May 1998, the NHPUC approved slightly more than a 1 percent net increase in PSNH's fuel and purchased-power adjustment clause (FPPAC) rate for the period June through November 1998. As part of this proceeding, PSNH agreed to offset in base rates the scheduled reduction in acquisition premium amortization with the scheduled amortization of the Seabrook deferred return.
    On December 1, 1998, the NHPUC approved a Stipulation and Settlement executed by PSNH, the NHPUC staff, and the Governor's Office of Energy and Community Services. They recommended that PSNH's currently effective FPPAC rate be continued for another six-month period -- December 1, 1998, through May 31, 1999. The FPPAC rate currently in effect will produce an estimated $80 million underrecovery as of May 31, 1999. All other FPPAC costs are being recovered on a current basis.
    A PSNH rate case has been pending at the NHPUC since May 1997 but was delayed in connection with various restructuring proceedings. In November 1997, the NHPUC ordered a temporary rate reduction of 6.87 percent effective December 1, 1997. A final rate case decision currently is scheduled to be issued by June 1, 1999, the same date when PSNH's FPPAC rate is scheduled to be set for the second half of 1999. The final decision will be reconciled to July 1, 1997. PSNH's ongoing settlement negotiations with the state of New Hampshire could resolve both the rate case and FPPAC issues discussed above.

MILLSTONE NUCLEAR UNITS
--------------------------------------------------------------------------------

The NU system owns 100 percent of Millstone 2 and approximately 68 percent of Millstone 3. NU's poor financial performance from 1996 through 1998 was due primarily to the lengthy outages at Millstone. Costs peaked in 1997 when replacement power costs and operation and maintenance costs totaled nearly $900 million. In 1998, Millstone-related costs fell significantly as Millstone 3 returned to service and Millstone 1 began to prepare for decommissioning.
    After a 27-month outage, Millstone 3 received Nuclear Regulatory Commission
(NRC) permission to restart in June 1998 and reached full power in July. The unit achieved a capacity factor of approximately 70 percent in the second half of 1998. NU's share of the operation, maintenance and replacement power costs associated with Millstone 3 totaled approximately $164 million in 1998, down from $304 million in 1997. The unit remains on the NRC's watch list with a Category 2 designation, which means that it will continue to be subject to heightened NRC oversight. A refueling and maintenance outage is scheduled to begin in May 1999.
    Millstone 2 remains on the NRC watch list with a Category 3 designation, meaning that NRC commissioners must formally vote to allow restart. Key steps before restart include final verification that the unit is in conformance with its design and licensing basis; that management processes support safe and conservative operations; and that the employees are effective at identifying and correcting deficiencies at the unit. Millstone 2 is on schedule for a spring 1999 restart following final NRC review and approval. Millstone 2's return is expected to restore $6.6 million a month in noncash revenues to CL&P, reduce fuel and purchased-power expense by approximately $8 million a month, and significantly reduce the unit's operation and maintenance expenses, which totaled $220 million in 1998. In a July 1998 filing with the DPUC, management concluded that Millstone 2 had over $400 million of economic value over the 17 years remaining on its license life. In its February rate decision, the DPUC concurred that the unit was economic for customers and ordered it to be restored to CL&P rate base once it operates at 75 percent or more power for 100 consecutive hours.

SEABROOK
The NU system owns 40 percent of the Seabrook nuclear unit. Seabrook's capacity factor was 82.8 percent in 1998. The unit operated well, except for two unplanned outages, one in late 1997 through early 1998 and the other in mid-1998, to repair the control building's air-conditioning system. Seabrook is scheduled to begin a refueling outage in March 1999.

LIQUIDITY
--------------------------------------------------------------------------------

The NU system successfully refinanced more than $1 billion in expiring debt obligations and bank commitments in 1998 despite a significant reported loss. CL&P, PSNH and WMECO converted a total of $535 million variable-rate tax exempt debt to fixed-rate tax exempt debt carrying interest rates of 5.85 to 6.0 percent. Niantic Bay Fuel Trust (NBFT), which finances CL&P's and WMECO's nuclear fuel at Millstone, converted $180 million of maturing notes and bank lines to five-year 8.59 percent notes. Also, PSNH successfully extended $190 million in credit ($75 million in bank credit lines and $115 million in letters of credit).
    The success in refinancing the NU system obligations was due primarily to the progress shown in 1998 by returning Millstone 3 to service and improved cash flows. Net cash flows from operations totaled approximately $689 million in 1998, up sharply from $377 million in 1997. Approximately $321 million of net cash flow was used for investment activities, including construction expenditures and investments in nuclear decommissioning trusts, compared with $330 million in 1997. Another $26 million was used to pay preferred dividends, compared with $62 million in common and preferred dividends in 1997. The majority of the balance of cash used for financing activities, approximately $351 million, was used to pay off long-term debt, short-term debt and preferred stock, a significant shift from 1997 when net debt and preferred stock levels were reduced by only $43 million.
    The return to service of Millstone 3 and resulting reduction in costs stabilized the NU system's credit ratings in mid-1998 after repeated downgrades in 1996 and 1997. Moody's Investors Service, which had downgraded CL&P, WMECO and NU debt in April 1998, upgraded those same ratings in July 1998 and established a "positive" outlook. Also in July, Standard & Poor's (S&P) removed the NU system from "CreditWatch--negative" for the first time in more than two years. In September 1998, S&P upgraded CL&P, WMECO and PSNH first mortgage bonds.
    The rating agency actions also were due in part to the NU system's success in 1998 in maintaining access to its various credit lines. Key covenants on a $313.75 million revolving credit line primarily serving CL&P and WMECO were adjusted in the fall. The CL&P rate decision resulted in the need for a waiver of the revolver's equity test in the fourth quarter, which was negotiated with banks in March 1999. PSNH renegotiated a one-year extension of a $75 million revolving credit line in April 1998 and NU currently is seeking to extend a $25 million credit line that expires in March 1999.
    The $313.75 million revolving credit line will expire on November 21, 1999. As of February 23, 1999, CL&P and WMECO had $165 million and $60 million, respectively, outstanding under that line. CL&P met a $140 million bond maturity on February 1, 1999. Management expects those borrowings to increase in the first half of 1999 as CL&P pays off a $74 million bond issue that matures July 1, 1999, and WMECO pays off a $40 million issue that matures March 1, 1999. In 1999, the NU system faces nearly $400 million of maturities and sinking-fund payments, all of which it expects to meet through cash on hand, operating cash flows and borrowings through its short-term facilities.
    PSNH's $75 million revolving credit agreement expires on April 22, 1999, and the company currently does not intend to renew it. PSNH will fund its needs through operating cash flows or other short-term credit arrangements which may be negotiated later in the year. PSNH has had no borrowings under that line since October 1998. PSNH expects to renew the bank letters of credit that support nearly $110 million of taxable variable-rate pollution control bonds. Those letters of credit also expire April 22, 1999.
    CL&P and WMECO also have arranged financing agreements through the sale of their accounts receivables. CL&P can finance up to $200 million and WMECO up to $40 million through these facilities. As of December 31, 1998, CL&P had financed $105 million through its accounts receivable line and WMECO had financed $20 million.
    CL&P is party to an operating lease with General Electric Capital Corporation related to the use of four turbine generators having an installed cost of approximately $70 million and a stipulated loss value of $59 million. CL&P must meet certain financial covenants that are substantially similar to the revolving credit line. CL&P has received a waiver of these tests for the fourth quarter of 1998 as a result of the CL&P rate decision.
     The permanent shutdown of Millstone 1 in July 1998 could require CL&P and WMECO to immediately repay the NBFT approximately $80 million of capital lease obligations. The companies are seeking consents from the note holders to amend the lease so that they will not be obligated to make this payment. As consideration for the note holders' consent, the companies intend to issue an additional $80 million of first mortgage bonds in mid-1999.
    NU has provided credit assurance in the form of guarantees of a letter of credit, performance guarantees and other assurances for the financial and performance obligations of certain of its unregulated subsidiaries. NU currently is limited by the Securities and Exchange Commission (SEC) to an aggregate of $75 million of such credit assurance arrangements. It is expected that NU will seek to increase this limitation in the future.

NUCLEAR DECOMMISSIONING
--------------------------------------------------------------------------------

The staff of the SEC has questioned certain current accounting practices of the electric utility industry regarding the recognition, measurement and classification of decommissioning costs for nuclear generating units in the financial statements. In response to these questions, the Financial Accounting Standards Board (FASB) had agreed to review the accounting for closure and removal costs, including decommissioning. If current electric utility industry accounting practices for nuclear power plant decommissioning are changed, the annual provision for decommissioning could increase relative to 1998, and the estimated cost for decommissioning could be recorded as a liability (rather than as accumulated depreciation), with recognition of an increase in the cost of the related nuclear power plant. As management believes decommissioning costs will continue to be recovered through rates, changes to the accounting practices will not affect net income.

MILLSTONE 1
CL&P and WMECO have ownership interests of 81 percent and 19 percent, respectively, in Millstone 1. Based on a continued unit operation study filed with the Connecticut DPUC in July 1998, CL&P and WMECO decided to retire Millstone 1 and begin decommissioning activities. Subsequently, Millstone 1 was removed from the NRC's watch list.
    The total estimated decommissioning costs for Millstone 1, which have been updated to reflect the early shutdown of the unit, are approximately $692.0 million in December 1998 dollars. CL&P and WMECO use external trusts to fund the decommissioning costs. In 1998, CL&P recorded a charge of approximately $143.2 million for the write-off of its investment in Millstone 1 as a result of the February 1999 rate decision and an earlier settlement with the Connecticut Municipal Electric Energy Cooperative (CMEEC). At December 31, 1998, the NU system had unrecovered plant and related assets for Millstone 1 of $190 million and an unrecovered decommissioning obligation of $386 million. These amounts have been recorded as a regulatory asset, while decommissioning and closure obligations have been recorded as a liability. CL&P has been allowed to recover its remaining investment in Millstone 1 over three years beginning October 1998. The rate decision also stated that CL&P would be allowed to recover its decommissioning costs and could defer pre-decommissioning costs commencing July 1, 1999, for future recovery. Management expects the DTE to decide on the recovery of WMECO's share of Millstone 1 investment and decommissioning liability as part of the ongoing restructuring docket.

YANKEE COMPANIES
The NU system has a 49 percent ownership interest in the Connecticut Yankee Atomic Power Company (CYAPC), a 38.5 percent ownership interest in Yankee Atomic Electric Company (YAEC), a 20 percent ownership interest in Maine Yankee Atomic Power Company (MYAPC) and a 16 percent ownership interest in Vermont Yankee Nuclear Power Corporation (VYNPC). The nuclear plants owned by YAEC, CYAPC and MYAPC were shut down permanently on February 26, 1992, December 4, 1996, and August 6, 1997, respectively.
    At December 31, 1998, the NU system's share of its estimated remaining contract obligations, including decommissioning, amounted to approximately $418.8 million: $244.3 million for CYAPC, $143.0 million for MYAPC and $31.5 million for YAEC. Under the terms of the contracts with the Yankee companies, CL&P, PSNH and WMECO are responsible for their proportionate share of the costs of the units including decommissioning. Management expects to recover these costs from customers. Accordingly, NU system companies have recognized these costs as regulatory assets, with corresponding obligations on their balance sheets.
    The NU system companies have exposure for their investment in CYAPC as a result of an initial decision at the Federal Energy Regulatory Commission
(FERC). Additionally, in January 1999, MYAPC filed an offer of settlement which, if accepted by the FERC, will resolve all the issues in the FERC decommissioning rate case proceeding. NU management cannot predict the ultimate outcome of the FERC proceedings at this time, but believes that the associated regulatory assets are probable of recovery. For further information on Yankee companies see "Notes to Consolidated Financial Statements," Note 7B.
     The NU system's ownership share of estimated costs, in year-end 1998 dollars, of decommissioning the nuclear plant owned by VYNPC is approximately $84.8 million.

MILLSTONE 2, 3 AND SEABROOK 1
NU's estimated cost to decommission its shares of Millstone 2, Millstone 3 and Seabrook 1 is approximately $974 million in year-end 1998 dollars. These costs are being recognized over the lives of the respective units with a portion currently being recovered through rates. As of December 31, 1998, the market value of the contributions already made to the decommissioning trusts, including their investment returns, was approximately $350 million. See the "Notes to Consolidated Financial Statements," Note 2, for further information on nuclear decommissioning.

YEAR 2000 ISSUES
--------------------------------------------------------------------------------

The NU system has established an action plan by which identified processes must be completed by certain dates in order to ensure its operating systems, including nuclear systems, and reporting systems are able to properly recognize the year 2000. This action plan has three phases: the inventory phase, the detailed assessment phase and the remediation phase. The inventory phase, which has been completed, identified operating and reporting systems which may need to be fixed. The detailed assessment phase, which has been completed, determined exactly what needed to be done in order to ensure that the systems identified during the inventory phase are able to recognize properly and process the year 2000. The final phase is the remediation phase. By the end of this phase, mission critical systems (systems that are related to safety, keeping the lights on, regulatory requirements, and other systems that could have a significant financial impact) will be year 2000 ready; that is, these systems will perform their business functions properly in the year 2000. This phase includes making modifications, testing and validating changes and verifying that the year 2000 issues have been resolved.
    Although the identification and detailed assessment phases are complete, newly identified items, such as new software purchases, are added to the inventory as they are identified and are subject to detailed assessment and, if needed, remediation. NU system purchasing policies require newly purchased software and devices to be year 2000 compliant. None of these newly identified items are expected to materially impact completion of the remediation phase.
    The NU system has identified and inventoried 2,497 computer systems (software) and over 24,000 devices (hardware) broken down into 3,450 device types containing date-sensitive computer chips. As of December 31, 1998, 73 percent of the software systems and 81 percent of the hardware were year 2000 ready, as follows:

--------------------------------------------------------------------------------
Percentage Complete               Software      Hardware
--------------------------------------------------------------------------------

Generation
    Fossil/Hydro                     58%           86%
    Millstone Nuclear                76%           85%
    Seabrook Nuclear                 77%           81%
Transmission/Distribution            84%           70%
Other Business Systems               56%           92%
--------------------------------------------------------------------------------

    The remaining items are in various stages of modification or testing. Management anticipates the remediation phase for mission critical systems to be completed by mid-1999.
    In addition, the NU system has been contacting its key suppliers and business partners to determine their ability to manage the year 2000 problem successfully. The NU system is adjusting its inventories, working with suppliers to provide backup inventories, and changing suppliers as needed to provide for an adequate supply of materials needed to conduct business into the year 2000.
    The NU system also has worked actively with the Independent System Operator
(ISO) New England, the operator of the New England power grid, and with the North American Electric Reliability Council to provide for the year 2000 readiness of the New England power grid.
    The NU system has utilized both internal and external resources to identify, assess, test and reprogram or replace the computer systems for year 2000 readiness. The current projected total cost of the Year 2000 Program is $30 million. The total estimated remaining cost is $18 million, which is being funded through operating cash flows. The majority of these costs will be expensed as incurred in 1999. Since 1996, the NU system has incurred and expensed approximately $12 million related to year 2000 readiness efforts. Total expenditures related to the year 2000 are not expected to have a material effect on the operations or financial condition of the NU system.
    The costs of the project and the date on which the NU system plans to complete the year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third-party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ materially from those plans. If the NU system's remediation plans or those of third parties are not successful, there could be a significant disruption of the NU system's operations. The most likely worst case scenario is a limited number of localized interruptions to electric service which can be restored within a few hours. As a precautionary measure, NU is formulating contingency plans that will evaluate alternatives that could be implemented if our remediation efforts are not successful. The contingency plans are being developed by enhancing existing emergency operating procedures to include year 2000 issues. In addition, the NU system plans to have staff available to respond to any year 2000 situations that might arise. The contingency plan is expected to be available by July 30, 1999.
    The NU system is committed to assuring that adequate resources are available in order to implement any changes necessary for its nuclear and other operations to be compatible with the new millennium.

RISK-MANAGEMENT INSTRUMENTS
--------------------------------------------------------------------------------

The following discussion about the NU system's risk-management activities includes forward looking statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward looking statements.
    This analysis presents the hypothetical loss in earnings related to the NU system's fuel price and interest rate market risks at December 31, 1998. The NU system uses swaps and collars to manage the market risk exposures associated with changes in fuel prices and variable interest rates. The NU system uses these instruments to reduce risk by essentially creating offsetting market exposures. Based on the derivative instruments which currently are being utilized by NU system companies to hedge some of their fuel price and interest rate risks, there will be an impact on earnings upon adoption of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, which management cannot estimate at this time. For more information on NU's use of risk-management instruments, see the "Notes to Consolidated Financial Statements," Notes 1N and 8.

FUEL-PRICE RISK-MANAGEMENT INSTRUMENTS
In the generation of electricity, the most significant segment of the variable cost component is the cost of fuel. Typically, most of CL&P's fuel purchases are protected by a regulatory fuel price adjustment clause. However, for a specific, well-defined volume of fuel that is excluded from the fuel price adjustment clause, CL&P employs fuel-price risk-management instruments to protect itself against the risk of rising fuel prices, thereby limiting fuel costs and protecting its profit margins. These risks are primarily created by the sale of long-term, fixed-price electricity contracts to wholesale customers.
    At December 31, 1998, CL&P had outstanding fuel-price management instrument agreements with a total notional value of approximately $422 million and a negative mark-to-market position of approximately $45 million. A hypothetical 10 percent decrease in average 1998 fuel prices during 1999 may result in a $10 million decrease in the fair value of the fuel-price risk-management instruments. Because these instruments are used to hedge the fuel price risk created by the sale of long-term, fixed-price electricity contracts, it is expected that the hypothetical decrease in fuel prices during 1999 would result in a corresponding increase in the fair value of these contracts.
    This analysis is based on the assumption that the amount of fuel-price risk-management instruments and the amount of long-term, fixed-price electricity sales contracts to wholesale customers will not fluctuate during 1999. This analysis is subject to change as these assumptions change.

INTEREST-RATE RISK-MANAGEMENT INSTRUMENTS
Several NU subsidiaries hold variable-rate long-term debt, exposing the NU system to interest rate risk. In order to hedge some of this risk, interest-rate risk-management instruments have been entered into on NAEC's $200 million variable-rate note, effectively fixing the interest on this note at 7.823 percent. As of December 31, 1998, NAEC had outstanding agreements with a total notional value of approximately $200 million and a negative mark-to-market position of approximately $2.3 million. The remaining variable-rate debt is unhedged.
    At December 31, 1998, NU had $210 million of long-term, variable-rate debt which is not hedged and is subject to actual market rates for 1999. A 10 percent increase in market interest rates above the 1998 weighted average variable rate during 1999 would result in an immaterial impact on interest expense. The difference is no longer material, primarily as a result of converting $535 million variable-rate debt to fixed-rate debt during 1998.
     See the "Notes to Consolidated Financial Statements," Note 10, for the fair value of NU's financial instruments.

ENVIRONMENTAL MATTERS
NU's subsidiaries are potentially liable for environmental cleanup costs at a number of sites inside and outside their service territories. To date, the future estimated environmental remediation liability has not been material with respect to the earnings or financial position of the NU system. At December 31, 1998, NU's subsidiaries had recorded an environmental reserve of approximately $21.5 million. See the "Notes to Consolidated Financial Statements," Note 7D, for further information on environmental matters.

RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

The components of significant income statement variances for the past two years are provided in the table below. The relative magnitude of how revenues earned in 1998 were used by NU's continuing operations in 1998 is illustrated in the chart on page 19.

--------------------------------------------------------------------------------------------------------------------------------
                                                                       Income Statement Variances
                                                                          (Millions of Dollars)
--------------------------------------------------------------------------------------------------------------------------------
                                                       1998 over/(under) 1997             1997 over/(under) 1996
                                                       ----------------------             ----------------------
                                                       Amount         Percent              Amount         Percent
--------------------------------------------------------------------------------------------------------------------------------

Operating revenues                                     $(67)            (2)%               $ 43              1%

Fuel, purchased and net interchange power                 3             --                  154             13
Other operation                                        (127)           (12)                  10              1
Maintenance                                            (103)           (20)                  86             21
Depreciation                                            (22)            (6)                  (5)            (1)
Amortization of regulatory assets, net                   79             64                    1              1
Federal and state income taxes                            4             (a)                 (94)           (98)
Millstone 1 unrecoverable costs                        (143)          (100)                  --             --
Other income, net                                        19             50                  (69)            (a)

Net loss                                                (17)           (13)                (169)            (a)
--------------------------------------------------------------------------------------------------------------------------------

(a) Percentage greater than 100.

OPERATING REVENUES
Retail revenues decreased by $199 million in 1998 due to retail rate reductions for CL&P, PSNH and WMECO and the accounting impact of Millstone 2 and Millstone 3 being removed from CL&P's rates. Wholesale revenues decreased by $32 million primarily as a result of the terminated contract with CMEEC. Other revenues decreased approximately $50 million due to lower billings to outside companies for reimbursable costs and price differences among customer classes. These decreases were partially offset by higher fuel recoveries and higher retail sales volumes. Fuel recoveries increased by $166 million primarily due to higher fuel revenues for PSNH as a result of a higher FPPAC rate. Retail kilowatt-hour sales were 1.9 percent higher and contributed $48 million to nonfuel revenues in 1998 primarily as a result of economic growth in all three states.
    Total operating revenues increased in 1997, primarily due to higher fuel recoveries and higher conservation recoveries. Fuel recoveries increased $32 million, primarily due to higher fuel revenues for CL&P as a result of a lower fuel rate in 1996. Conservation recoveries increased by $17 million, primarily due to a 1996 reserve for overrecoveries of CL&P demand-side management costs. Retail kilowatt-hour sales were 0.3 percent lower in 1997 as a result of mild winter weather.

FUEL, PURCHASED AND NET INTERCHANGE POWER
The change in fuel, purchased and net interchange power expense in 1998 was not significant.
    Fuel, purchased and net interchange power expense increased in 1997, primarily due to replacement power costs associated with the Millstone outages and the expensing in 1997 of replacement power costs incurred in 1996.

OTHER OPERATION AND MAINTENANCE
Other operation and maintenance expenses decreased in 1998, primarily due to lower costs at the Millstone nuclear units ($159 million), lower costs at the Seabrook and Yankee nuclear units ($50 million), the recognition of environmental insurance proceeds ($27 million), and lower administrative and general expenses ($26 million). These decreases were offset partially by higher recognition of nuclear refueling outage costs primarily as a result of the 1996 CL&P rate settlement ($29 million).
    Other operation and maintenance expenses increased in 1997, primarily due to higher costs associated with the Millstone restart effort ($216 million), higher costs as a result of Seabrook outages ($23 million) and higher capacity charges from MYAPC ($16 million). These were partially offset by lower recognition of nuclear refueling outage costs primarily as a result of the 1996 CL&P rate settlement ($72 million), lower capacity charges from CYAPC ($35 million) primarily as a result of a property tax refund, and lower administrative and general expenses ($41 million) primarily due to lower pension and benefit costs, and lower storm expenses.

DEPRECIATION
Depreciation decreased in 1998, primarily due to the retirement of Millstone 1.

AMORTIZATION OF REGULATORY ASSETS, NET
Amortization of regulatory assets, net increased in 1998, primarily due to accelerated amortizations in accordance with regulatory decisions for CL&P, the amortization of NAEC's Seabrook deferred return and the beginning of the amortization of CL&P's Millstone 1 investment. These increases were partially offset by the lower amortization of the PSNH acquisition premium.
    Amortization of regulatory assets, net increased in 1997, primarily due to the completion of the CL&P cogeneration deferrals in 1996, increased amortization in 1997, and the beginning of the amortization of NAEC's Seabrook deferred return in December 1997. This was partially offset by the completion of CL&P's Seabrook amortization and WMECO's Millstone 3 amortization in 1996.

FEDERAL AND STATE INCOME TAXES
Federal and state income taxes increased in 1998, primarily due to higher book taxable income, partially offset by an increase in income tax credits primarily due to the Millstone 1 write-off of unrecoverable costs as a result of the February 1999 CL&P rate decision.
    Federal and state income taxes decreased in 1997, primarily due to lower book taxable income.

MILLSTONE 1 UNRECOVERABLE COSTS
Millstone 1 unrecoverable costs represents the write-off of the Millstone 1 entitlement formerly held by CMEEC and the write-off of unrecoverable costs as a result of the February 1999 CL&P rate decision.

OTHER INCOME, NET
Other income, net increased in 1998, primarily due to the proceeds resulting from the shareholder derivative suit.
    Other income, net decreased in 1997, primarily due to a $25 million reserve for anticipated losses on the sale of investments by Charter Oak Energy (COE), equity losses on COE investments, costs associated with the accounts receivable facility, nonutility marketing and advertising costs and lower miscellaneous income.

1998 USE OF REVENUE AND RETAINED EARNINGS
--------------------------------------------------------------------------------

[GRAPHIC OMITTED]

     TAXES                                              7%
     DEPRECIATION, AMORITIZATION AND OTHER EXPENSES    17%
     WAGES AND BENEFITS                                12%
     INTEREST CHARGES AND PREFERRED DIVIDENDS           8%
     NONFUEL OPERATION AND MAINTENANCE EXPENSES        23%
     ENERGY COSTS                                      33%

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


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Trustees and
Shareholders of Northeast Utilities:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Northeast Utilities (a Massachusetts trust) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, shareholders' equity, cash flows and income taxes for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northeast Utilities and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP

Hartford, Connecticut
February 23, 1999

CONSOLIDATED STATEMENTS OF INCOME


--------------------------------------------------------------------------------------------------------------------------------
                                                                                     For the Years Ended December 31,
--------------------------------------------------------------------------------------------------------------------------------
(Thousands of Dollars, except share information)                                   1998           1997            1996
--------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES......................................................    $ 3,767,714    $ 3,834,806    $  3,792,148
--------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
--------------------------------------------------------------------------------------------------------------------------------
Operation --
    Fuel, purchased and net interchange power...........................      1,296,480      1,293,518       1,139,848
    Other...............................................................        977,139      1,104,479       1,094,078
Maintenance.............................................................        399,165        501,693         415,532
Depreciation............................................................        332,807        354,329         359,507
Amortization of regulatory assets, net..................................        203,132        123,718         122,573
Federal and state income taxes (See Consolidated........................
    Statements of Income Taxes).........................................         82,332         12,650          94,363
Taxes other than income taxes...........................................        251,932        253,637         257,577
--------------------------------------------------------------------------------------------------------------------------------
    Total operating expenses............................................      3,542,987      3,644,024       3,483,478
--------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME........................................................        224,727        190,782         308,670
--------------------------------------------------------------------------------------------------------------------------------
OTHER (LOSS)/INCOME:
Deferred nuclear plants return -- other funds...........................          6,896          7,288           8,988
Equity in earnings of regional nuclear generating
    and transmission companies..........................................         12,420         11,306          13,155
Millstone 1 -- unrecoverable costs (Note 1M)............................       (143,239)            --              --
Other, net..............................................................        (19,121)       (38,473)         30,932
Minority interest in income of subsidiary...............................         (9,300)        (9,300)         (9,300)
Income taxes............................................................         76,393         10,702          (1,747)
--------------------------------------------------------------------------------------------------------------------------------
    Other (loss)/ income, net...........................................        (75,951)       (18,477)         42,028
--------------------------------------------------------------------------------------------------------------------------------
    Income before interest charges......................................        148,776        172,305         350,698
--------------------------------------------------------------------------------------------------------------------------------
INTEREST CHARGES:
Interest on long-term debt..............................................        273,824        282,095         285,463
Other interest..........................................................          7,808          3,561           7,649
Deferred nuclear plants return -- borrowed funds........................        (12,543)       (13,675)        (15,119)
--------------------------------------------------------------------------------------------------------------------------------
    Interest charges, net...............................................        269,089        271,981         277,993
--------------------------------------------------------------------------------------------------------------------------------
    (Loss)/income after interest charges................................       (120,313)       (99,676)         72,705
PREFERRED DIVIDENDS OF SUBSIDIARIES.....................................         26,440         30,286          33,776
--------------------------------------------------------------------------------------------------------------------------------
NET (LOSS)/INCOME.......................................................    $  (146,753)   $  (129,962)   $     38,929
================================================================================================================================
(LOSS)/EARNINGS PER COMMON SHARE -- BASIC AND DILUTED...................    $     (1.12)   $     (1.01)   $       0.30
================================================================================================================================
COMMON SHARES OUTSTANDING (AVERAGE).....................................    130,549,760    129,567,708     127,960,382
================================================================================================================================



CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME


--------------------------------------------------------------------------------------------------------------------------------
                                                                                     For the Years Ended December 31,
--------------------------------------------------------------------------------------------------------------------------------
(Thousands of Dollars)                                                             1998           1997            1996
--------------------------------------------------------------------------------------------------------------------------------
NET (LOSS)/INCOME.......................................................    $  (146,753)   $  (129,962)   $     38,929
--------------------------------------------------------------------------------------------------------------------------------
OTHER COMPREHENSIVE INCOME, NET OF TAX:
Foreign currency translation adjustments................................             --           (499)            433
Unrealized gains on securities..........................................          2,019             --              --
Minimum pension liability adjustments...................................           (613)            --              --
    Other comprehensive income, net of tax (Note  12)...................          1,406           (499)            433
--------------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE (LOSS)/INCOME.............................................    $  (145,347)   $  (130,461)   $     39,362
================================================================================================================================

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS


--------------------------------------------------------------------------------------------------------------------------------
                                                                                                     At December 31,
--------------------------------------------------------------------------------------------------------------------------------
(Thousands of Dollars)                                                                            1998            1997
--------------------------------------------------------------------------------------------------------------------------------
ASSETS
UTILITY PLANT, AT COST:
    Electric...........................................................................     $9,570,547     $ 9,869,561
    Other..............................................................................        195,325         186,130
--------------------------------------------------------------------------------------------------------------------------------
                                                                                             9,765,872      10,055,691
    Less: Accumulated provision for depreciation.......................................      4,224,416       4,330,599
--------------------------------------------------------------------------------------------------------------------------------
                                                                                             5,541,456       5,725,092
PSNH acquisition costs.................................................................        352,855         402,285
Construction work in progress..........................................................        143,159         141,077
Nuclear fuel, net......................................................................        133,411         194,704
--------------------------------------------------------------------------------------------------------------------------------
    Total net utility plant............................................................      6,170,881       6,463,158
--------------------------------------------------------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS:
Nuclear decommissioning trusts, at market..............................................        619,143         502,749
Investments in regional nuclear generating companies, at equity........................         85,791          86,955
Investments in transmission companies, at equity.......................................         17,692          19,635
Other, at cost.........................................................................        136,812          95,352
--------------------------------------------------------------------------------------------------------------------------------
                                                                                               859,438         704,691
--------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents..............................................................        136,155         143,403
Investments in securitizable assets....................................................        182,118         230,905
Receivables, less accumulated provision for uncollectible
    accounts of $2,416 in 1998 and $2,052 in 1997......................................        237,207         214,914
Accrued utility revenues...............................................................         42,145          36,885
Fuel, materials and supplies, at average cost..........................................        202,661         212,721
Recoverable energy costs, net -- current portion.......................................         67,181          59,959
Prepayments and other..................................................................         65,440          71,896
--------------------------------------------------------------------------------------------------------------------------------
                                                                                               932,907         970,683
--------------------------------------------------------------------------------------------------------------------------------
DEFERRED CHARGES:
Regulatory assets (Note 1H)............................................................      2,328,949       2,173,278
Unamortized debt expense...............................................................         40,416          38,758
Other..................................................................................         54,790          63,844
--------------------------------------------------------------------------------------------------------------------------------
                                                                                             2,424,155       2,275,880
--------------------------------------------------------------------------------------------------------------------------------


TOTAL ASSETS...........................................................................    $10,387,381     $10,414,412
================================================================================================================================

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS


--------------------------------------------------------------------------------------------------------------------------------
                                                                                                     At December 31,
--------------------------------------------------------------------------------------------------------------------------------
(Thousands of Dollars)                                                                            1998            1997
--------------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION: (See Consolidated Statements of Capitalization)
Common shareholders' equity (See Note (a) -- Consolidated Statements of
    Shareholders' Equity):
    Common shares, $5 par value -- authorized 225,000,000 shares; 137,031,264 shares issued and 130,954,740 shares outstanding in 1998 and 136,842,170
        shares issued and 130,182,736 shares outstanding in 1997........................    $  685,156     $   684,211
    Capital surplus, paid in............................................................       940,661         932,494
    Deferred contribution plan -- employee stock ownership plan (ESOP)..................      (140,619)       (154,141)
    Retained earnings...................................................................       560,769         707,522
    Accumulated other comprehensive income (Note 12)....................................         1,405              (1)
--------------------------------------------------------------------------------------------------------------------------------
    Total common shareholders' equity...................................................     2,047,372       2,170,085
Preferred stock not subject to mandatory redemption.....................................       136,200         136,200
Preferred stock subject to mandatory redemption.........................................       167,539         245,750
Long-term debt..........................................................................     3,282,138       3,645,659
--------------------------------------------------------------------------------------------------------------------------------
    Total capitalization................................................................     5,633,249       6,197,694
--------------------------------------------------------------------------------------------------------------------------------
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES..........................................       100,000         100,000
--------------------------------------------------------------------------------------------------------------------------------
OBLIGATIONS UNDER CAPITAL LEASES (Note 4)...............................................        88,423          30,427
--------------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
Notes payable to banks..................................................................        30,000          50,000
Long-term debt and preferred stock -- current portion...................................       397,153         274,810
Obligations under capital leases -- current portion.....................................       120,856         177,304
Accounts payable........................................................................       338,612         402,870
Accrued taxes...........................................................................        50,755          46,016
Accrued interest........................................................................        51,044          30,786
Accrued pension benefits................................................................        33,034          77,186
Other...................................................................................       106,333          88,396
--------------------------------------------------------------------------------------------------------------------------------
                                                                                             1,127,787       1,147,368
--------------------------------------------------------------------------------------------------------------------------------
DEFERRED CREDITS:
Accumulated deferred income taxes.......................................................     1,848,694       1,984,513
Accumulated deferred investment tax credits.............................................       143,369         158,837
Decommissioning obligation -- Millstone 1 (Note 2)......................................       692,000              --
Deferred contractual obligations (Note 2)...............................................       418,760         525,076
Other...................................................................................       335,099         270,497
--------------------------------------------------------------------------------------------------------------------------------
                                                                                             3,437,922       2,938,923
--------------------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Note 7)

TOTAL CAPITALIZATION AND LIABILITIES....................................................    $10,387,381    $10,414,412
================================================================================================================================

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


--------------------------------------------------------------------------------------------------------------------------------
                                                                                     For the Years Ended December 31,
--------------------------------------------------------------------------------------------------------------------------------
(Thousands of Dollars)                                                             1998           1997            1996
--------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
(Loss)/income before preferred dividends of subsidiaries..................     $(120,313)     $(99,676)      $  72,705
Adjustments to reconcile to net cash from operating activities:
    Depreciation..........................................................      332,807        354,329         359,507
    Deferred income taxes and investment tax credits, net.................       23,502         26,435          71,832
    Deferred nuclear plants return........................................      (19,439)       (20,963)        (24,107)
    Amortization of nuclear plants return.................................       50,386             --              --
    Amortization of demand-side management costs, net.....................       42,085         38,029          26,941
    Amortization/(deferral) of recoverable energy costs...................       38,356        (54,102)        (14,289)
    Amortization of PSNH acquisition costs................................       49,431         89,424          89,744
    Amortization of regulatory asset -- income taxes......................       68,684         19,379          22,266
    Amortization of cogeneration deferral.................................       29,559         37,338          28,162
    Amortization of regulatory liability -- PSNH..........................      (32,860)       (32,860)        (32,860)
    Amortization of other regulatory assets...............................       37,932         10,437          15,261
    Millstone 1 -- unrecoverable costs (Note 1M)..........................      143,239             --              --
    Other sources of cash.................................................      181,591         77,248         186,173
    Other uses of cash....................................................      (81,271)       (86,202)        (41,589)
Changes in working capital:
    Receivables and accrued utility revenues, net.........................      (62,553)       262,384         (31,992)
    Fuel, materials and supplies..........................................       10,060         (1,307)        (10,834)
    Accounts payable......................................................      (64,258)      (104,269)        188,101
    Accrued taxes.........................................................        4,739         38,966         (68,168)
    Sale of receivables and accrued utility revenues......................       35,000         90,000              --
    Investments in securitizable assets...................................       48,787       (230,905)             --
    Other working capital (excludes cash).................................      (26,714)       (36,464)        (21,383)
--------------------------------------------------------------------------------------------------------------------------------
Net cash flows from operating activities..................................      688,750        377,221         815,470
--------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Issuance of common shares.................................................        2,659          6,502          10,622
Issuance of long-term debt................................................          275        260,000         222,150
Net (decrease)/increase in short-term debt................................      (20,000)        11,250         (60,250)
Reacquisitions and retirements of long-term debt..........................     (269,555)      (288,793)       (248,142)
Reacquisitions and retirements of preferred stock.........................      (62,211)       (25,000)        (36,500)
Cash dividends on preferred stock.........................................      (26,440)       (30,286)        (33,776)
Cash dividends on common shares...........................................           --        (32,134)       (176,277)
--------------------------------------------------------------------------------------------------------------------------------
Net cash flows used for financing activities..............................     (375,272)       (98,461)       (322,173)
--------------------------------------------------------------------------------------------------------------------------------
INVESTMENT ACTIVITIES:
Investment in plant:
    Electric and other utility plant......................................     (217,009)      (233,399)       (222,829)
    Nuclear fuel..........................................................      (17,026)        (6,852)        (14,529)
--------------------------------------------------------------------------------------------------------------------------------
Net cash flows used for investments in plant..............................     (234,035)      (240,251)       (237,358)
Investment in nuclear decommissioning trusts..............................      (75,551)       (61,046)        (65,716)
Other investment activities, net..........................................      (11,140)       (28,257)        (25,064)
--------------------------------------------------------------------------------------------------------------------------------
Net cash flows used for investments.......................................     (320,726)      (329,554)       (328,138)
--------------------------------------------------------------------------------------------------------------------------------
NET (DECREASE)/INCREASE IN CASH FOR THE PERIOD............................       (7,248)       (50,794)        165,159
Cash and cash equivalents -- beginning of period..........................      143,403        194,197          29,038
--------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS -- END OF PERIOD................................     $136,155       $143,403       $ 194,197
================================================================================================================================
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid/(refunded) during the year for:
Interest, net of amounts capitalized......................................     $238,990       $291,335       $ 268,129
================================================================================================================================
Income taxes..............................................................     $ 19,454       $(26,387)      $  64,189
================================================================================================================================
Increase in obligations:
    Niantic Bay Fuel Trust and other capital leases.......................     $  5,064       $  3,475       $   3,524
================================================================================================================================

The accompanying notes are an integral part of these financial statements.

 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


--------------------------------------------------------------------------------------------------------------------------------
                                                                                                   Accumulated
                                                                                                      Other
                                                                        Deferred                   Comprehensive
                                             Common   Capital Surplus Contribution    Retained        Income
(Thousands of Dollars)                     Shares (a)     Paid In     Plan -- ESOP   Earnings (b)   (Note 12)      Total
--------------------------------------------------------------------------------------------------------------------------------

Balance as of January 1, 1996.............  $678,056     $936,197      $(198,152)     $1,007,340     $   65    $2,423,506
--------------------------------------------------------------------------------------------------------------------------------
    Net income for 1996...................                                               38,929                    38,929
    Cash dividends on common shares --
        $1.38 per share...................                                             (176,277)                 (176,277)
    Loss on retirement of preferred stock.                                                 (374)                     (374)
    Issuance of 440,772 common shares,
        $5 par value......................     2,204        8,418                                                  10,622
    Allocation of benefits -- ESOP........                 (8,103)        22,061                                   13,958
    Capital stock expenses, net...........                  3,077                                                   3,077
    Other comprehensive income............                                                              433           433
--------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1996...........   680,260      939,589       (176,091)       869,618         498     2,313,874
--------------------------------------------------------------------------------------------------------------------------------
    Net loss for 1997 ....................                                             (129,962)                 (129,962)
    Cash dividends on common shares --
        $0.25 per share...................                                              (32,134)                  (32,134)
    Issuance of 790,232 common shares,
        $5 par value......................     3,951        2,551                                                   6,502
    Allocation of benefits -- ESOP........                (12,238)        21,950                                    9,712
    Capital stock expenses, net...........                  2,592                                                   2,592
    Other comprehensive income............                                                             (499)         (499)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF DECEMBER 31, 1997...........   684,211      932,494       (154,141)       707,522          (1)    2,170,085
--------------------------------------------------------------------------------------------------------------------------------
    Net loss for 1998 ....................                                             (146,753)                 (146,753)
    Issuance of 189,094 common shares,
        $5 par value......................       945        1,714                                                   2,659
    Allocation of benefits -- ESOP........                 (4,769)        13,522                                    8,753
    Unearned stock compensation...........                   (537)                                                   (537)
    Capital stock expenses, net...........                  3,560                                                   3,560
    Gain on equity investment.............                  8,140                                                   8,140
    Gain on repurchase of preferred stock.                     59                                                      59
    Other comprehensive income............                                                            1,406         1,406
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF DECEMBER 31, 1998...........  $685,156     $940,661      $(140,619)     $ 560,769      $1,405    $2,047,372
================================================================================================================================

(a) NU issued 8,430,910 warrants as part of its acquisition of PSNH. These warrants, which expired on June 5, 1997, entitled the holder to purchase one share of NU common stock at an exercise price of $24 per share. As of June 5, 1997, 464,678 shares had been purchased through the exercise of warrants.

(b) Certain consolidated subsidiaries have dividend restrictions imposed by their long-term debt agreements. These restrictions also limit the amount of retained earnings available for NU common dividends. At December 31, 1998, these restrictions totaled approximately $832.2 million.

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CAPITALIZATION


--------------------------------------------------------------------------------------------------------------------------------
                                                                                                     At December 31,
--------------------------------------------------------------------------------------------------------------------------------
(Thousands of Dollars)                                                                            1998            1997
--------------------------------------------------------------------------------------------------------------------------------
COMMON SHAREHOLDERS' EQUITY (See Consolidated Balance Sheets) .............................  $2,047,372     $2,170,085
--------------------------------------------------------------------------------------------------------------------------------
CUMULATIVE PREFERRED STOCK OF SUBSIDIARIES:
    $25 par value - authorized 36,600,000 shares at December 31, 1998 and 1997;
        3,780,000 shares outstanding in 1998 and 4,840,000 shares outstanding in
        1997
    $50 par value - authorized 9,000,000 shares at December 31, 1998 and 1997;
        4,709,774 shares outstanding in 1998 and 5,424,000 shares outstanding in
        1997
    $100 par value - authorized 1,000,000 shares at December 31, 1998 and 1997;
        200,000 shares outstanding in 1998 and 1997
--------------------------------------------------------------------------------------------------------------------------------
Dividend Rates             Current Redemption Prices (a)    Current Shares Outstanding
--------------------------------------------------------------------------------------------------------------------------------
NOT SUBJECT TO MANDATORY REDEMPTION:
$50 par value -- $1.90 to $3.28       $50.50 to $54.00                       2,324,000.....    116,200         116,200
$100 par value -- $7.72               $103.51                                  200,000.....     20,000          20,000
--------------------------------------------------------------------------------------------------------------------------------
Total Preferred Stock Not Subject to Mandatory Redemption..................................    136,200         136,200
--------------------------------------------------------------------------------------------------------------------------------
SUBJECT TO MANDATORY REDEMPTION: (b)
$25 par value -- $1.90 to $2.65       $25.00 to $25.51                       3,780,000.....     94,500         121,000
$50 par value -- $2.65 to $3.615      $50.67 to $52.17                       2,385,774.....    119,289         155,000
--------------------------------------------------------------------------------------------------------------------------------
Total Preferred Stock Subject to Mandatory Redemption......................................    213,789         276,000
Less:  Preferred Stock to be redeemed within one year......................................     46,250          30,250
--------------------------------------------------------------------------------------------------------------------------------
Preferred Stock Subject to Mandatory Redemption, net.......................................    167,539         245,750
--------------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT (c)
First Mortgage Bonds --
Maturity         Interest Rates
--------------------------------------------------------------------------------------------------------------------------------
    1998         6.50% to 9.17%............................................................         --         199,800
    1999         5.50% to 7.25%............................................................    254,000         279,000
    2000         5.75% to 6.875%...........................................................    260,000         260,000
    2001         7.375% to 7.875%..........................................................    220,000         220,000
    2002         7.75% to 9.05%............................................................    560,000         580,000
    2004         6.125%....................................................................    140,000         140,000
    2019-2023    7.375% to 7.50%...........................................................    120,000         120,000
    2024-2025    7.375% to 8.50%...........................................................    430,000         430,000
--------------------------------------------------------------------------------------------------------------------------------
    Total First Mortgage Bonds.............................................................  1,984,000       2,228,800
--------------------------------------------------------------------------------------------------------------------------------
Other Long-Term Debt -- (d)
    Pollution Control Notes and Other Notes --
    2000         Adjustable Rate (e) and 7.67%.............................................    212,022         218,033
    2005-2006    8.38% to 8.58%............................................................    177,000         194,000
    2013-2018    Adjustable Rate and 5.90% (d).............................................     33,400          33,400
    2020         Adjustable Rate...........................................................     15,300          15,300
    2021-2022    5.85% to 7.65% and Adjustable Rate (d)....................................    552,485         552,485
    2028         5.85% to 5.95% (d)........................................................    369,300         369,300
    2031         Adjustable Rate...........................................................     62,000          62,000
--------------------------------------------------------------------------------------------------------------------------------
    Total Pollution Control Notes and Other Notes..........................................  1,421,507       1,444,518
Fees and interest due for spent nuclear fuel disposal costs (Note 7E)......................    216,377         205,502
Other......................................................................................     17,043          18,513
--------------------------------------------------------------------------------------------------------------------------------
Total Other Long-Term Debt.................................................................  1,654,927       1,668,533
--------------------------------------------------------------------------------------------------------------------------------
Unamortized premium and discount, net......................................................     (5,886)         (7,113)
--------------------------------------------------------------------------------------------------------------------------------
Total Long-Term Debt.......................................................................  3,633,041       3,890,220
Less:  Amounts due within one year.........................................................    350,903         244,561
--------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt, net........................................................................  3,282,138       3,645,659
--------------------------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION.......................................................................  $5,633,249     $6,197,694
================================================================================================================================

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED STATEMENTS OF CAPITALIZATION

(a) Each of these series is subject to certain refunding limitations for the first five years after issuance. Redemption prices reduce in future years.

(b) Changes in Preferred Stock Subject to Mandatory Redemption:

--------------------------------------------------------------------------------
(Thousands of Dollars)
--------------------------------------------------------------------------------

Balance at December 31, 1995................     $304,000
  Reacquisitions and Retirements............       (3,000)
--------------------------------------------------------------------------------
Balance at December 31, 1996................      301,000
  Reacquisitions and Retirements............      (25,000)
--------------------------------------------------------------------------------
Balance at December 31, 1997................      276,000
  Reacquisitions and Retirements............      (62,211)
--------------------------------------------------------------------------------
Balance at December 31, 1998................     $213,789
================================================================================

The minimum sinking-fund requirements of the series subject each year to mandatory redemption aggregate approximately $46.3 million each year in 1999, 2000 and 2001; $21.3 million in 2002 and $7.7 million in 2003. In case of default on sinking-fund payments, no payments may be made on any junior stock by way of dividends or otherwise (other than in shares of junior stock) so long as the default continues. If a subsidiary is in arrears in the payment of dividends on any outstanding shares of preferred stock, the subsidiary is prohibited from redeeming or purchasing less than all of the outstanding preferred stock.

(c) Long-term debt maturities and cash sinking-fund requirements, excluding fees and interest due for spent nuclear fuel disposal costs, on debt outstanding at December 31, 1998, for the years 1999 through 2003 are approximately $350.9 million, $557.8 million, $313.2 million, $375.4 million and $25.6 million, respectively.
    In addition, there are annual one percent sinking- and improvement-fund requirements of approximately $1.5 million for 1999 and 2000, $900,000 for 2001 and 2002, and no requirements for 2003 for certain series of Western Massachusetts Electric Company (WMECO) first mortgage bonds which expire in 2003. The WMECO sinking- and improvement-fund requirements may be satisfied by the deposit of cash or bonds or by certification of property additions. Essentially all utility plant of The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH), WMECO and North Atlantic Energy Corporation (NAEC) is subject to the liens of each company's respective first mortgage bond indenture. NAEC's first mortgage bonds also are secured by payments made to NAEC by PSNH under the terms of the Seabrook Power Contracts.
    CL&P and WMECO have secured $369.3 million of pollution control notes with second mortgage liens on Millstone 1, junior to the liens of their respective first mortgage bond indentures.
    CL&P and WMECO have issued $225 million and $80 million, respectively, of first mortgage bonds as collateral to enable them to borrow under a three-year revolving credit agreement. At December 31, 1998, CL&P and WMECO had $10 million and $20 million, respectively, in borrowings under this agreement. PSNH's Revolving Credit Facility is secured by $75 million of first mortgage bonds and substantially all of PSNH's accounts receivable. At December 31, 1998, PSNH had no borrowings under the Revolving Credit Facility. See Note 3, "Short-Term Debt," for further information.
    CL&P has $62 million of tax-exempt Pollution Control Revenue Bonds (PCRBs) with bond insurance secured by first mortgage bonds and a liquidity facility.
    Concurrent with the issuance of PSNH's Series A and B first mortgage bonds, PSNH entered into financing arrangements with the Business Finance Authority
(BFA) of the state of New Hampshire. Pursuant to these arrangements, the BFA issued seven series of PCRBs and loaned the proceeds to PSNH. At December 31, 1998, $516.5 million of the PCRBs were outstanding. PSNH's obligation to repay each series of PCRBs is secured by first mortgage bonds. Each such series of first mortgage bonds contains similar terms and provisions as the applicable series of PCRBs. For financial reporting purposes, these bonds would not be considered outstanding unless PSNH failed to meet its obligations under the PCRBs.

(d) The average effective interest rates on the variable-rate pollution control notes ranged from 3.1 percent to 5.6 percent for 1998 and 3.4 percent to 5.6 percent for 1997.
    During 1998, approximately $535 million of adjustable-rate debt was converted to fixed-rate debt at rates ranging from 5.85 percent to 6.0 percent. At December 31, 1998 and 1997, adjustable-rate debt totaled $410 million and $945 million, respectively.

(e) Interest-rate swaps effectively fix the interest rate of NAEC's $200 million variable-rate bank note at 7.823 percent. For further information, see
Note 8, "Interest-Rate and Fuel-Price Risk-Management."

CONSOLIDATED STATEMENTS OF INCOME TAXES


--------------------------------------------------------------------------------------------------------------------------------
                                                                                     For the Years Ended December 31,
--------------------------------------------------------------------------------------------------------------------------------
(Thousands of Dollars)                                                             1998           1997            1996
--------------------------------------------------------------------------------------------------------------------------------
The components of the federal and state income tax provisions charged to operations are:
Current income taxes:
    Federal................................................................    $(13,660)      $(22,760)       $ 13,500
    State..................................................................      (3,903)        (1,727)         10,778
--------------------------------------------------------------------------------------------------------------------------------
Total current..............................................................     (17,563)       (24,487)         24,278
--------------------------------------------------------------------------------------------------------------------------------
Deferred income taxes, net:
    Federal................................................................      51,913         46,871          90,093
    State..................................................................     (12,948)       (10,841)         (8,667)
--------------------------------------------------------------------------------------------------------------------------------
Total deferred.............................................................      38,965         36,030          81,426
--------------------------------------------------------------------------------------------------------------------------------
Investment tax credits, net................................................     (15,463)        (9,595)         (9,594)
--------------------------------------------------------------------------------------------------------------------------------
TOTAL INCOME TAX EXPENSE...................................................     $ 5,939        $ 1,948        $ 96,110
--------------------------------------------------------------------------------------------------------------------------------
The components of total income tax expense are classified as follows:
    Income taxes charged to operating expenses ............................     $82,332        $12,650        $ 94,363
    Other income taxes ....................................................     (76,393)       (10,702)          1,747
--------------------------------------------------------------------------------------------------------------------------------
TOTAL INCOME TAX EXPENSE ..................................................     $ 5,939        $ 1,948        $ 96,110
================================================================================================================================
Deferred income taxes are comprised of the tax effects of temporary differences as follows:
    Deferred tax asset associated with net operating losses................     $69,212        $    --        $ 96,756
    Depreciation, leased nuclear fuel, settlement credits
      and disposal costs...................................................      16,217         32,932          18,401
    Energy adjustment clauses..............................................     (22,308)         5,916          (8,268)
    Nuclear plant deferrals................................................      (2,291)        13,989         (15,549)
    Bond redemptions.......................................................      (2,809)        (4,260)         (4,685)
    Amortization of New Hampshire regulatory settlement....................      11,501         11,501          11,501
    Demand-side management.................................................     (13,688)       (12,169)        (14,954)
    State net operating loss carryforward..................................       1,150         (7,670)             --
    Millstone revenue out of rate base.....................................     (18,080)            --              --
    Other .................................................................          61         (4,209)         (1,776)
--------------------------------------------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES, NET.................................................     $38,965        $36,030        $ 81,426
================================================================================================================================
A reconciliation between income tax expense and the expected tax expense at 35 percent of pretax income:
Expected federal income tax................................................    $(40,031)      $(34,205)       $ 59,085
Tax effect of differences:
    Depreciation...........................................................      27,630         20,566          22,537
    Deferred nuclear plants return.........................................      (2,414)        (2,551)         (3,146)
    Amortization of regulatory assets......................................      30,740          5,498           7,910
    Amortization of PSNH acquisition costs.................................      17,301         31,298          31,410
    Seabrook intercompany gains and losses.................................         630         (3,898)         (7,503)
    Investment tax credit amortization and write-off.......................     (15,463)        (9,595)         (9,594)
    State income taxes, net of federal benefit.............................      (4,759)        (7,839)          1,372
    Nondeductible penalties................................................       3,589            648             846
    Adjustment for prior years' taxes......................................     (15,369)        (1,712)           (962)
    Employee stock ownership plan..........................................      (1,670)        (4,648)         (4,007)
    Dividends received deduction...........................................      (3,218)        (1,563)         (3,027)
    Loss reserve on sale of investment.....................................       7,000          8,750              --
    Other, net.............................................................       1,973          1,199           1,189
--------------------------------------------------------------------------------------------------------------------------------
TOTAL INCOME TAX EXPENSE...................................................     $ 5,939        $ 1,948        $ 96,110
================================================================================================================================

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. ABOUT NORTHEAST UTILITIES
Northeast Utilities (NU or the company) is the parent company of the Northeast Utilities system (the NU system). The NU system furnishes franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three wholly owned subsidiaries: CL&P, PSNH and WMECO. Another wholly owned subsidiary, NAEC, sells all of its entitlement to the capacity and output of the Seabrook nuclear power plant (Seabrook 1 or Seabrook) to PSNH under two life-of-unit, full cost recovery contracts. A fifth wholly owned subsidiary, Holyoke Water Power Company (HWP), also is engaged in the production and distribution of electric power. The NU system also furnishes firm and other wholesale electric services to various municipalities and other utilities, and participates in limited retail access programs, providing off-system retail electric service. The NU system serves in excess of 30 percent of New England's electric needs and is one of the 24 largest electric utility systems in the country as measured by revenues.
    NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act). NU and its subsidiaries are subject to the provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission
(FERC) and/or the SEC. The operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.
    Several wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing and other services to the NU system companies. Northeast Nuclear Energy Company (NNECO) acts as agent for the NU system companies and other New England utilities in operating the Millstone nuclear generating facilities. North Atlantic Energy Service Corporation (NAESCO) has operational responsibility for Seabrook. Three other subsidiaries construct, acquire or lease some of the property and facilities used by the NU system companies. In addition, CL&P and WMECO each have established a special purpose subsidiary whose business consists of the purchase and resale of receivables.
    Select Energy, Inc. (Select), HEC Inc. (HEC), Mode 1 Communications, Inc. (Mode 1), and Charter Oak Energy, Inc. (COE) are other NU system companies which engage in a variety of activities. During 1998, revenues from these four subsidiaries accounted for approximately one percent of consolidated revenues.
    Currently, Select serves as a vehicle for participation in other retail pilot competition programs and open-access retail and wholesale electric markets in the Northeast and other areas of the country as appropriate. In addition, Select develops and markets energy-related products and services in order to enhance its core electric service and customer relationships. Select has taken steps to establish strategic alliances with other companies in various energy-related fields including fuel supply and management, power quality, energy efficiency and load management services.
    HEC provides energy management services for the NU system's and other utilities' commercial, industrial and institutional electric customers. Mode 1 is a wholly owned subsidiary of NU which develops and invests in telecommunications and related activities.
    COE has an investment in a foreign utility company as permitted under the Energy Policy Act of 1992 (Energy Act). This investment is accounted for on the equity basis based upon COE's level of participation. NU has put COE up for sale.
    During the first quarter of 1999, NU established three new subsidiaries: NU Enterprises, Inc., Northeast Generation Company and Northeast Generation Services Company. Directly or through multiple subsidiaries, these entities will engage in a variety of energy-related activities, including the acquisition and management of non-nuclear generating plants.

B. PRESENTATION
The consolidated financial statements of the NU system include the accounts of all wholly owned subsidiaries. Significant intercompany transactions have been eliminated in consolidation.
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
    Certain reclassifications of prior years' data have been made to conform with the current year's presentation.

C. NEW ACCOUNTING STANDARDS
The Financial Accounting Standards Board (FASB) issued two new accounting standards during 1998: Statement of Financial Accounting Standards (SFAS) 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits," and SFAS 133, "Accounting for Derivative Instruments and Hedging Activities."
    SFAS 132 revises employers' disclosures about pension and other postretirement benefit plans, but it does not change the measurement or recognition of those plans. See

Note 5A, "Pension Benefits and Postretirement Benefits Other Than Pensions," for further information on the NU system's pension and postretirement benefits disclosures.
    SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities. This statement becomes effective for the NU system companies on January 1, 2000, and will require derivative instruments used by the NU system companies to be recognized on the balance sheets as assets or liabilities at fair value. The NU system uses derivative instruments for hedging purposes. The accounting for these hedging instruments will depend on which hedging classification each derivative instrument falls under, as defined by SFAS 133, offset by any changes in the market value of the hedged item.
    Based on the derivative instruments which currently are being utilized by NU system companies to hedge some of their fuel price and interest rate risks, there will be an impact on earnings upon adoption of SFAS 133 which management cannot estimate at this time. For further information regarding derivative instruments, see Note 1N, "Interest-Rate and Fuel-Price Risk-Management."
    In November 1998, the Emerging Issues Task Force (EITF) reached a final consensus on EITF Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." The Task Force determined in its consensus that when an operation's activities are considered to be trading activities, its energy trading and risk-management contracts should be marked to market with the gains and losses included in earnings. The consensus on this Issue is effective for financial statements issued for years beginning after December 15, 1998. Management has determined that EITF 98-10 currently has no effect on its financial statements.
    During June 1997, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 determines the standards for reporting and disclosing qualitative and quantitative information about a company's operating segments. More specifically, it requires financial information to be disclosed for segments whose operating results are received by the chief operating officer for decisions on resource allocation. It also requires related disclosures about products and services, geographic areas and major customers. The NU system currently evaluates management performance using a cost-based budget, and the information required by SFAS 131 is not available.
    As a result of the changes the NU system and the industry are undergoing, the company will implement business segment reporting in 1999. This reporting will provide management with revenue and expense information at the business segment level. Management has identified significant segments to include transmission, distribution, generation-related and energy marketing.
    The NU system's revenues primarily are derived from residential, commercial and industrial customers. A breakdown of revenues by class of customers is shown on the Consolidated Sales Statistics table.

D. INVESTMENTS AND JOINTLY OWNED ELECTRIC UTILITY PLANT
Regional Nuclear Generating Companies: CL&P, PSNH and WMECO own common stock of four regional nuclear generating companies (Yankee companies) which are accounted for on the equity basis due to the NU system companies' ability to exercise significant influence over their operating and financial policies.
The NU system's equity investments and ownership interests in the Yankee companies at December 31, 1998, are:


--------------------------------------------------------------------------------
(Thousands of Dollars, except for percentages)
--------------------------------------------------------------------------------
Connecticut Yankee Atomic
  Power Company (CYAPC)............. $51,685        49.0%
Yankee Atomic Electric
  Company (YAEC)....................   7,632        38.5
Maine Yankee Atomic
  Power Company (MYAPC).............  17,342        20.0
Vermont Yankee Nuclear
  Power Corporation (VYNPC).........   9,132        16.0
--------------------------------------------------------------------------------
Total Equity Investment............. $85,791
================================================================================

Each Yankee company owns a single nuclear generating unit. YAEC's, CYAPC's and MYAPC's nuclear power plants were shut down permanently on February 26, 1992, December 4, 1996, and August 6, 1997, respectively. For further information on the Yankee companies, see Note 2, "Nuclear Decommissioning and Plant Closure Costs."
    Millstone: CL&P and WMECO together own 100 percent of both Millstone 1, a 660 megawatt (MW) nuclear generating unit and Millstone 2, a 870 MW nuclear generating unit. CL&P, PSNH and WMECO together have a 68.02 percent joint ownership interest in Millstone 3, a 1,154 MW nuclear generating unit. During the third quarter of 1998, CL&P and WMECO decided to retire Millstone 1 and prepare for final decommissioning. For further information on the Millstone 1 closure, see Note 2, "Nuclear Decommissioning and Plant Closure Costs," and Management's Discussion and Analysis (MD&A). For further information on Millstone 2 and 3, see Note 2, "Nuclear Decommissioning and Plant Closure Costs," Note 7C, "Commitments and Contingencies -- Nuclear Performance," and the MD&A.
    Seabrook 1: CL&P and NAEC together have a 40.04 percent joint ownership interest in Seabrook 1, a 1,148 MW nuclear generating unit. NAEC sells all of its share of the power generated by Seabrook 1 to PSNH under two long-term contracts (the Seabrook Power Contracts).

    Plant-in-service and the accumulated provision for depreciation for the NU system's share of the three Millstone units and Seabrook 1 are as follows:

--------------------------------------------------------------------------------
                                          At December 31,
--------------------------------------------------------------------------------
(Millions of Dollars)                   1998         1997
--------------------------------------------------------------------------------
Plant-in-service
Millstone 1........................ $     --     $  478.7
Millstone 2........................    936.8        857.1
Millstone 3........................  2,407.4      2,404.3
Seabrook 1.........................    895.5        897.5
Accumulated provision
  for depreciation
Millstone 1........................ $     --     $  212.1
Millstone 2........................    379.6        306.7
Millstone 3........................    765.9        695.1
Seabrook 1.........................    170.0        150.0
================================================================================

The NU system's share of Millstone and Seabrook 1 expenses are included in operating expenses on the accompanying Consolidated Statements of Income.
    Hydro-Quebec: NU has a 22.66 percent equity ownership interest, totaling approximately $17.7 million, in two companies that transmit electricity imported from the Hydro-Quebec system in Canada.

E. DEPRECIATION
The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency. Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including cost of removal, less salvage, is charged to the accumulated provision for depreciation. The costs of closure and removal of non-nuclear facilities are accrued over the life of the plant as a component of depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.3 percent in 1998 and 3.8 percent for 1997 and 1996, respectively. See Note 2, "Nuclear Decommissioning and Plant Closure Costs," for information on nuclear plant decommissioning.
    At December 31, 1998 and 1997, the accumulated provision for depreciation included approximately $88.4 million and $83.2 million, respectively, accrued for the cost of removal, net of salvage, for non-nuclear generation property.

F. REVENUES
Other than revenues under fixed-rate agreements negotiated with certain wholesale, commercial and industrial customers and limited retail access programs, utility revenues are based on authorized rates applied to each customer's use of electricity. In general, rates can be changed only through a formal proceeding before the appropriate regulatory commission. Regulatory commissions also have authority over the terms and conditions of nontraditional ratemaking arrangements. At the end of each accounting period, CL&P, PSNH and WMECO accrue an estimate for the amount of energy delivered but unbilled.
    For information on rate proceedings and their potential impact on CL&P and PSNH, see Note 7B, "Commitments and Contingencies -- Rate Matters."

G. PSNH ACQUISITION COSTS
The PSNH acquisition costs represent the aggregate value placed by the 1989 rate agreement with the state of New Hampshire (Rate Agreement) on PSNH's assets in excess of the net book value of PSNH's non-Seabrook assets, plus the $700 million value assigned to Seabrook by the Rate Agreement, as part of the bankruptcy resolution on June 5, 1992 (Acquisition Date). The Rate Agreement provides for the recovery through rates, with a return, of the PSNH acquisition costs. The unrecovered balance was approximately $352.9 million at December 31, 1998, and is being recovered ratably over a 20-year period through May 1, 2011, in accordance with the Rate Agreement. Through December 31, 1998, $640.0 million has been collected.

H. REGULATORY ACCOUNTING AND ASSETS
The accounting policies of the utility operating companies and the accompanying consolidated financial statements conform to generally accepted accounting principles applicable to rate-regulated enterprises and reflect the effects of the ratemaking process in accordance with SFAS 71, "Accounting for the Effects of Certain Types of Regulation." Assuming a cost-of-service based regulatory structure, regulators may permit incurred costs, normally treated as expenses, to be deferred and recovered through future revenues. Through their actions, regulators also may reduce or eliminate the value of an asset, or create a liability. If any of the operating companies were no longer subject to the provisions of SFAS 71, the company would be required to write off all of its related regulatory assets and liabilities unless there is a formal transition plan which provides for the recovery, through established rates, for the collection of these costs through a portion of the business which would remain regulated on a cost-of-service basis. At the time of transition, the operating companies also would be required to determine any impairment to the carrying costs of deregulated plant and inventory assets.
    Restructuring programs are being implemented within each of the NU system operating companies' respective jurisdictions, however, management continues to believe the application of SFAS 71 remains appropriate at this time. Once the NU system operating companies' respective restructuring plans have been formally approved by the appropriate regulatory agency and management can determine the impacts of restructuring, the NU system operating companies' generation businesses no longer will be rate regulated on a cost-of-service basis. The majority of the NU system operating companies' regulatory assets are related to their respective generation business. Management expects that the transmission and distribution business within each of the NU system operating companies' respective jurisdictions will continue to be rate regulated on a cost-of-service basis and restructuring plans will allow for the recovery of regulatory assets through this portion of the business.
    For further information on the NU system companies' respective regulatory environments and the potential impacts of restructuring, see Note 7A, "Commitments and Contingencies -- Restructuring" and the MD&A.
    Based on a current evaluation of the various factors and conditions that are expected to impact future cost recovery, management continues to believe it is probable that the NU system operating companies will recover their investments in long-lived assets, including regulatory assets. The components of the NU system companies' regulatory assets are as follows:

--------------------------------------------------------------------------------
                                         At December 31,
--------------------------------------------------------------------------------
(Thousands of Dollars)                  1998         1997
--------------------------------------------------------------------------------
Income taxes, net
  (Note 1I)......................  $ 762,495   $  938,564
Recoverable energy costs,
  net (Note 1J)..................    279,232      324,809
Deferred costs -- nuclear
  plants (Note 1K)...............    187,132      208,129
Unrecovered contractual
  obligations (Note 1L)..........    407,926      515,076
Millstone 1 (Note 1M)............    576,323           --
Other............................    115,841      186,700
--------------------------------------------------------------------------------
                                   $2,328,949  $2,173,278
================================================================================

I. INCOME TAXES
The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of taxable income) is accounted for in accordance with the ratemaking treatment of the applicable regulatory commissions. See the Consolidated Statements of Income Taxes for the components of income tax expense.
    The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, that give rise to the accumulated deferred tax obligation is as follows:

--------------------------------------------------------------------------------
                                         At December 31,
--------------------------------------------------------------------------------
(Thousands of Dollars)                   1998         1997
--------------------------------------------------------------------------------
Accelerated depreciation and other
  plant-related differences....... $1,537,903   $1,567,597
Net operating loss
  carryforwards...................    (33,387)    (102,492)
Regulatory assets -- income
  tax gross up....................    370,029      395,619
Other.............................    (25,851)     123,789
--------------------------------------------------------------------------------
                                   $1,848,694   $1,984,513
================================================================================

    At December 31, 1998, PSNH had a federal net operating loss (NOL) carryforward of approximately $94 million that can be used against PSNH's federal taxable income and which if unused expires between the years 2005 and 2006. CL&P had a state of Connecticut NOL carryforward of approximately $149 million that can be used against CL&P and affiliates' combined Connecticut taxable income and which if unused expires in the year 2002. PSNH also had Investment Tax Credit (ITC) carryforwards of $37 million which if unused expire between the years 1999 and 2004. The reorganization of PSNH under Chapter 11 of the United States Bankruptcy Code limits the annual amount of PSNH ITC carryforward that may be used. Approximately $6 million of the ITC carryforward is subject to this limitation.

J. RECOVERABLE ENERGY COSTS
Energy Act: Under the Energy Act, CL&P, PSNH, WMECO and NAEC are assessed for their proportionate shares of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (D&D assessment). The Energy Act requires that regulators treat D&D assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates like any other fuel cost. CL&P, PSNH, WMECO and NAEC currently are recovering these costs through rates. As of December 31, 1998, the NU system's total D&D deferrals were approximately $57.5 million.
    CL&P: CL&P has in place an energy adjustment clause under which fuel prices above or below base-rate levels are charged or credited to customers. At December 31, 1998, recoverable energy costs included $78.1 million of costs previously deferred.
    PSNH: The Rate Agreement includes a comprehensive fuel and purchased-power adjustment clause (FPPAC) permitting PSNH to pass through to retail customers, for a ten-year period that began in May 1991, the retail portion of differences between the fuel and purchased-power costs assumed in the Rate Agreement and PSNH's actual costs, which include the costs related to the Seabrook Power Contracts and the Clean Air Act Amendment. The cost components of the FPPAC are subject to a prudence review by the New Hampshire Public Utilities Commission (NHPUC). At December 31, 1998, PSNH had $156.3 million of noncurrent recoverable energy costs deferred under the FPPAC.
    WMECO: Prior to March 1, 1998, WMECO had in place a comprehensive fuel adjustment clause which allowed for the collection or refund of fuel price differences between the cost of fuel and the amounts collected. Management expects the deferred fuel balance will be collected as part of the restructuring proceeding.
    For further information on rate matters, see Note 7B, "Commitments and Contingencies -- Rate Matters" and the MD&A.

K. DEFERRED COSTS -- NUCLEAR PLANTS
Under the Rate Agreement, the plant costs of Seabrook were phased into rates over a seven-year period beginning May 15, 1991. Total costs deferred under the phase-in plan were approximately $288 million. This plan is in compliance with SFAS 92, "Regulated Enterprises - Accounting for Phase-In Plans." These deferred costs are being billed to PSNH by NAEC through the Seabrook Power Contracts beginning December 1, 1997, and will be recovered fully from PSNH's customers by May 2001.

L. UNRECOVERED CONTRACTUAL OBLIGATIONS
Under the terms of contracts with MYAPC, CYAPC and YAEC, the shareholder-sponsor companies, including CL&P, PSNH and WMECO, are responsible for their proportionate share of the remaining costs of the units, including decommissioning. As management expects that the NU system companies will be allowed to recover these costs from their customers, the NU system companies have recorded regulatory assets, with corresponding obligations, on their respective balance sheets. For further information, see Note 2, "Nuclear Decommissioning and Plant Closure Costs."

M. MILLSTONE 1
The Millstone 1 regulatory asset includes the recoverable portion of the undepreciated plant and related balances of approximately $190.3 million, and the regulatory asset associated with the decommissioning and closure obligation of $386.0 million. See Note 2, "Nuclear Decommissioning and Plant Closure Costs," for further information.

N. INTEREST-RATE AND FUEL-PRICE RISK-MANAGEMENT
The NU system utilizes market risk-management instruments to hedge well-defined risks associated with variable interest rates and changes in fuel prices. To qualify for hedge treatment, the underlying hedged item must expose the company to risks associated with market fluctuations and the market risk-management instrument used must be designated as a hedge and must reduce the NU system's exposure to market fluctuations throughout the period.
    Amounts receivable or payable under fuel-price management instruments are recognized in operating expenses when realized. Amounts receivable or payable under interest-rate management instruments are accrued and offset against interest expense. For further information, see Note 8, "Interest-Rate and Fuel-Price Risk-Management."

O. CASH AND CASH EQUIVALENTS
Cash and cash equivalents includes cash on hand and short-term cash investments which are highly liquid in nature and have original maturities of three months or less.

2. NUCLEAR DECOMMISSIONING AND PLANT CLOSURE COSTS
Millstone 2 and 3 and Seabrook 1: The NU system operating nuclear power plants have service lives that are expected to end during the years 2015 through 2026. Upon retirement, these units must be decommissioned. Current decommissioning studies conclude that complete and immediate dismantlement at retirement continues to be the most viable and economic method of decommissioning the units. Decommissioning studies are reviewed and updated periodically to reflect changes in decommissioning requirements, costs, technology and inflation.
    The estimated cost of decommissioning Millstone 2, in year-end 1998 dollars, is $397.5 million. The NU system's ownership share of the estimated cost of decommissioning Millstone 3 and Seabrook 1 in year-end 1998 dollars is $380.6 million and $195.8 million, respectively. Millstone 2 and 3 and Seabrook 1 decommissioning costs will be increased annually by their respective escalation rates. Nuclear decommissioning costs are accrued over the expected service lives of the units and are included in depreciation expense on the Consolidated Statements of Income. Nuclear decommissioning costs for these units amounted to $27.9 million in 1998, $28.6 million in 1997 and $27.6 million in 1996. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation on the Consolidated Balance Sheets. At December 31, 1998 and 1997, the decommissioning balance in the accumulated provision for depreciation amounted to $229.7 million and $202.1 million, respectively.
    External decommissioning trusts have been established for the costs of decommissioning Millstone 2 and 3. Payments for the company's portions of the cost of decommissioning Seabrook 1 are paid to an independent decommissioning financing fund managed by the state of New Hampshire. Funding of the estimated decommissioning costs assumes levelized collections for the Millstone units and escalated collections for Seabrook 1 and after-tax earnings on the Millstone and Seabrook decommissioning funds of approximately 5.5 percent and 6.5 percent, respectively.
    As of December 31, 1998, CL&P, PSNH and WMECO collected a total of $229.7 million through rates toward the future decommissioning costs of their share of Millstone 2 and 3 and Seabrook, of which $209.9 million has been transferred to external decommissioning trusts. Earnings on the decommissioning trusts increase the decommissioning trust balance and the accumulated reserve for depreciation. Unrealized gains and losses associated with the decommissioning trusts and financing fund also impact the balance of the trusts and the accumulated reserve for depreciation. The fair value of the amounts in the external decommissioning trusts was $349.9 million at December 31, 1998.
    Changes in requirements or technology, the timing of funding or dismantling or adoption of a decommissioning method other than immediate dismantlement would change decommissioning cost estimates and the amounts required to be recovered. CL&P, PSNH and WMECO attempt to recover sufficient amounts through their allowed rates to cover their expected decommissioning costs. Only the portion of currently estimated total decommissioning costs that has been accepted by regulatory agencies is reflected in rates of the NU system companies. Based on present estimates and assuming its nuclear units operate to the end of their respective license periods, the NU system expects that the decommissioning trusts and financing fund will be substantially funded when the units are retired from service.
    Millstone 1: The total estimated decommissioning costs for Millstone 1, which have been updated to reflect the early shutdown of the unit, are approximately $692.0 million as of December 31, 1998. The company has recorded the decommissioning and closure obligation as a liability. Nuclear decommissioning costs for Millstone 1 were $19.8 million in 1998 and $20.2 million in 1997 and 1996, respectively.
    In February 1999, the DPUC issued a decision on CL&P's rate case filing.
The decision allowed for recovery over a three-year period, without a return, of $126.0 million of CL&P's remaining investment in Millstone 1. As a result, CL&P recorded an after-tax loss of approximately $80 million, related to the write-down of its investment in Millstone 1. The decision allowed for the recovery of CL&P's decommissioning and closure obligations. Accordingly, CL&P recorded a regulatory asset for its portion of the decommissioning and closure obligation. For further information on the DPUC decision, see Note 7B, "Commitments and Contingencies - Rate Matters" and the MD&A.
    During 1998, CL&P recorded a loss of approximately $27.9 million related to the termination of an approximate 4.3 percent entitlement contract of CL&P's share of Millstone 1, formerly held by the Connecticut Municipal Electric Energy Cooperative.
    WMECO will seek recovery of unrecovered Millstone 1 balances of approximately $60.8 million and decommissioning related costs of approximately $63.3 million as part of its restructuring regulatory proceedings. Based upon the restructuring law in Massachusetts, management believes it is probable that WMECO will be allowed the recovery of these costs and has recorded a regulatory asset.
    CL&P and WMECO use external trusts to fund the estimated decommissioning costs of Millstone 1. As of December 31, 1998, CL&P and WMECO had collected a total of $182.0 million through rates toward the future decommissioning costs of their share of Millstone 1, of which $160.1 million has been transferred to external decommissioning trusts. At December 31, 1998, the fair market value of the balance in the external trusts was approximately $269.2 million.
    Yankee Companies: VYNPC owns and operates a nuclear generating unit with a service life that is expected to end in 2012. The NU system's ownership share of estimated costs, in year-end 1998 dollars, of decommissioning this unit is approximately $84.8 million.
    At December 31, 1998, the remaining estimated obligation, including decommissioning, for the Yankee companies' nuclear generating facilities which have been shut down were:

--------------------------------------------------------------------------------
                                        Total        NU's
(Thousands of Dollars)             Obligation       Share
--------------------------------------------------------------------------------
Maine Yankee.....................    $715,065     $143,013
Connecticut Yankee...............    $498,557     $244,293
Yankee Atomic....................    $ 81,699     $ 31,454
================================================================================

    For further information on the Yankee companies, see Note 7B, "Commitments and Contingencies -- Rate Matters."
    For information on proposed changes to the accounting for decommissioning, see the MD&A.

3. SHORT-TERM DEBT
Limits: The amount of short-term borrowings that may be incurred by NU and the NU system operating companies is subject to periodic approval by either the SEC under the 1935 Act or by the respective state regulators. SEC authorization allowed CL&P, WMECO and NAEC, as of January 1, 1999, to incur total short-term borrowings up to a maximum of $375 million, $150 million and $60 million, respectively. In addition, the charters of CL&P and WMECO contain preferred stock provisions restricting the amount of unsecured debt those companies may incur. As of December 31, 1998, CL&P's and WMECO's charters permit CL&P and WMECO to incur an additional $466 million and $96 million, respectively, of unsecured debt. Effective April 1998, PSNH is authorized under a NHPUC order to incur short-term borrowings up to a maximum of $75 million.
    Credit Agreements: NU, CL&P and WMECO are parties to a $313.75 million revolving credit agreement (Credit Agreement). Under the Credit Agreement amended on September 11, 1998, CL&P and WMECO are able to borrow, subject to the availability of first mortgage bond collateral, up to $313.75 million and $150 million, respectively. At December 31, 1998, CL&P and WMECO have issued first mortgage bonds to enable borrowings under this facility up to a maximum of $225 million and $80 million, respectively. NU, which cannot issue first mortgage bonds, would be able to borrow up to $50 million if NU consolidated, CL&P and WMECO each meet certain interest coverage tests for two consecutive quarters. This requirement for NU has not been met. In addition, CL&P and WMECO each must meet certain minimum quarterly financial ratios to access the Credit Agreement. CL&P currently is in the process of obtaining a waiver of the equity financial ratio requirement for the quarter ended December 31, 1998. WMECO satisfied these requirements for the quarter ending December 31, 1998. In connection with obtaining the waiver for the equity test, NU's participation in the Credit Agreement will be terminated. The overall limit for all of the NU system companies under the entire Credit Agreement is $313.75 million. The NU system companies are obligated to pay a facility fee of .50 percent per annum of each bank's total commitment under this Credit Agreement, which will expire in November 1999. At December 31, 1998 and 1997, there were $30 million and $50 million, respectively, in borrowings under this Credit Agreement.
   In February 1998, NU entered into a separate $25 million 364-day revolving credit facility (Credit Facility) with one bank. NU is obligated to pay a facility fee of .625 percent per annum on the unused commitment. At December 31, 1998, there were no borrowings under the Credit Facility. NU currently is seeking an extension for this Credit Facility.
   PSNH has access to a $75 million revolving credit agreement entered into in April 1998 with a group of 16 banks. The borrowing level under this agreement was reduced from a previous level of $125 million. The agreement will expire in April 1999. Under the terms of this agreement, PSNH is obligated to pay a facility fee of .50 percent per annum on the commitment. PSNH's borrowings under the $75 million agreement are secured, per dollar of borrowing, by $75 million of first mortgage bonds and substantially all of PSNH's accounts receivable. There were no borrowings under this facility at December 31, 1998 and 1997.
   On March 20, 1998, in connection with the $75 million PSNH credit agreement, the NHPUC issued an order requiring PSNH to obtain NHPUC approval before paying any dividends on its common stock and before investing any PSNH funds in the NU system Money Pool during the expected 364-day term of the facilities. PSNH has not sought such authorization.
   Under the credit facilities discussed above, with the exception of the $25 million NU Credit Facility, the NU system companies may borrow funds on a short-term revolving basis under their respective agreements, using either fixed-rate loans or standby loans. Fixed rates are set using competitive bidding. Standby loans are based upon several alternative variable rates. Loans advanced under the $25 million NU Credit Facility are on a standby basis only. The weighted average annual interest rate on the NU system companies' notes payable to banks outstanding on December 31, 1998 and 1997, was 6.53 percent and
6.95 percent, respectively.
   Maturities of short-term debt obligations were for periods of three months or less.
   For further information on NU system companies' short-term debt, see the MD&A.

4. LEASES
CL&P and WMECO finance their nuclear fuel for Millstone 2 and their respective shares of the nuclear fuel for Millstone 3 under the Niantic Bay Fuel Trust (NBFT) capital lease agreement. This lease agreement has an expiration date of June 1, 2040. On June 5, 1998, the NBFT issued $180 million Series G intermediate term notes (ITNs) through a private placement offering. The five-year notes mature June 5, 2003, and will bear interest at a rate of 8.59 percent per annum, payable semiannually. At December 31, 1998, the capital lease obligation to the NBFT was approximately $178.7 million.
   The permanent shutdown of Millstone 1 in July 1998 afforded the NBFT ITN holders the right to seek repurchase of a pro rata share of their notes based upon the stipulated loss value of Millstone 1 fuel compared to the stipulated loss value of all fuel then under the NBFT. This amount was approximately $80 million. The shutdown also obligates CL&P and WMECO to pay such amount to the NBFT under the NBFT lease whether or not any ITN holders request repurchase. The NU system companies are seeking consents from the ITN holders to amend this lease provision so that they will not be obligated to make this payment, but instead will issue an additional $80 million of collateral first mortgage bonds in mid-1999.
   CL&P and WMECO make quarterly lease payments for the cost of nuclear fuel consumed in the reactors based on a units-of-production method at rates which reflect estimated kilowatt-hours of energy provided plus financing costs associated with the fuel in the reactors. Upon permanent discharge from the reactors, ownership of the nuclear fuel transfers to CL&P and WMECO. The NU system companies also have entered into lease agreements, some of which are capital leases, for the use of data processing and office equipment, vehicles, gas turbines, nuclear control room simulators and office space. The provisions of these lease agreements generally provide for renewal options.
   Capital lease rental payments charged to operating expense were $31.0 million in 1998, $19.0 million in 1997 and $28.2 million in 1996. Interest included in capital lease rental payments was $18.3 million in 1998, $13.6 million in 1997 and $14.1 million in 1996. Operating lease rental payments charged to expense were $15.7 million in 1998, $17.3 million in 1997 and $18.3 million in 1996.
   Future minimum rental payments, excluding annual nuclear fuel lease payments and executory costs such as property taxes, state use taxes, insurance and maintenance, under long-term noncancelable leases, as of December 31, 1998, are:

-------------------------------------------------------------------------------
(Thousands of Dollars)
-------------------------------------------------------------------------------
                                                  Capital             Operating
Year                                               Leases                Leases
-------------------------------------------------------------------------------
1999 ...........................................  $ 8,500              $ 28,400
2000 ...........................................    8,000                26,200
2001 ...........................................    5,800                21,600
2002 ...........................................    3,400                11,600
2003 ...........................................    3,500                 7,000
After 2003 .....................................   47,700                24,200
===============================================================================
Future minimum
  lease payments ...............................   76,900              $119,000
Less amount
  representing interest ........................   46,300
-------------------------------------------------------------------------------
Present value of future
  minimum lease payments
  for other than nuclear fuel ..................   30,600
Present value of future
  nuclear fuel lease payments ..................  178,700
-------------------------------------------------------------------------------
Present value of future
  minimum lease payments ....................... $209,300
===============================================================================

5. EMPLOYEE BENEfiTS

A. PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
The NU system subsidiaries participate in a uniform noncontributory defined benefit retirement plan covering all regular NU system employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment. Total pension (credit)/cost, part of which was (credited)/charged to utility plant, approximated $(44.1) million in 1998, $(22.5) million in 1997 and $9.1 million in 1996.
   Currently, the NU system subsidiaries annually fund an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets.
   The NU system subsidiaries also provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees retiring from the NU system who have met specified service requirements. For current employees and certain retirees, the total benefit is limited to two times the 1993 per-retiree health care cost. These costs are charged to expense over the future estimated work life of the employee. The NU system subsidiaries are funding postretirement costs through external trusts. The NU system subsidiaries are funding, on an annual basis, amounts that have been rate-recovered and which also are tax deductible under the Internal Revenue Code.
   Pension and trust assets are invested primarily in domestic and international equity securities and bonds.
   The following table represents the plans' beginning benefit obligation balance reconciled to the ending benefit obligation balance, beginning fair value of plan assets balance reconciled to the ending fair value of plan assets balance and the respective funds' funded status reconciled to the Consolidated Balance Sheets:


The components of net cost are:

-------------------------------------------------------------------------------------------------------------------------------
                                                                                             At December 31,
-------------------------------------------------------------------------------------------------------------------------------
                                                                              Pension Benefits          Postretirement Benefits
                                                                             -------------------        -----------------------
(Thousands of Dollars)                                                       1998           1997            1998           1997
-------------------------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year ............................. $(1,392,833)   $(1,321,146)      $(285,959)      $(306,082)
Service cost ........................................................     (37,420)       (34,903)         (6,625)         (5,746)
Interest cost .......................................................     (96,785)       (98,621)        (20,920)        (20,556)
Transfers ...........................................................       8,510             --              --             --
Actuarial (loss)/gain ...............................................     (37,656)       (18,956)        (16,077)         20,926
Benefits paid .......................................................      76,951         78,188          24,393          25,499
Curtailments and settlements ........................................          --          2,605              --              --
--------------------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year ................................... $(1,479,233)   $(1,392,833)      $(305,188)      $(285,959)
--------------------------------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year ...................... $ 1,919,414    $ 1,660,404       $ 129,434       $ 105,086
Actual return on plan assets ........................................     264,717        337,198          17,353          21,132
Employer contribution ...............................................          --             --          28,831          28,715
Benefits paid .......................................................     (76,951)       (78,188)        (24,393)        (25,499)
Transfers ...........................................................      (9,160)            --              --              --
--------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year ............................ $ 2,098,020    $ 1,919,414       $ 151,225       $ 129,434
--------------------------------------------------------------------------------------------------------------------------------
Funded status at December 31 ........................................ $   618,787    $   526,581       $(153,963)      $(156,525)
Unrecognized transition amount ......................................      (9,019)       (10,562)        211,881         227,015
Unrecognized prior service cost .....................................      27,620         29,711              --              --
Unrecognized net gain ...............................................    (670,422)      (622,916)        (57,918)        (70,391)
--------------------------------------------------------------------------------------------------------------------------------
(Accrued)/prepaid benefit cost ...................................... $   (33,034)   $   (77,186)      $      --       $      99
================================================================================================================================

The following actuarial assumptions were used in calculating the plans' year-end funded status:

--------------------------------------------------------------------------------------------------------------------------------
                                                                                           At December 31,
--------------------------------------------------------------------------------------------------------------------------------
                                                                            Pension Benefits         Postretirement Benefits
                                                                          -------------------        -----------------------
                                                                          1998           1997            1998           1997
--------------------------------------------------------------------------------------------------------------------------------
Discount rate .....................................................       7.00%          7.25%           7.00%          7.25%
Compensation/progression rate .....................................       4.25           4.25            4.25           4.25
Health care cost trend rate (a) ...................................        N/A            N/A            5.22           5.76
================================================================================================================================

(a) The annual growth in per capita cost of covered health care benefits was assumed to decrease to 4.40 percent by 2001.

The components of net periodic benefit cost are:

--------------------------------------------------------------------------------------------------------------------------------
                                                                         For the Years Ended December 31,
--------------------------------------------------------------------------------------------------------------------------------
                                                             Pension Benefits                        Postretirement Benefits
                                                     -------------------------------             -------------------------------
(Thousands of Dollars)                               1998          1997         1996             1998          1997         1996
--------------------------------------------------------------------------------------------------------------------------------
Service cost ................................... $ 37,420     $  34,903    $  35,435          $ 6,625       $ 5,746      $ 7,457
Interest cost ..................................   96,785        98,621       94,723           20,920        20,556       22,698
Expected return on
    plan assets ................................ (153,152)     (135,093)    (117,882)          (9,871)       (8,065)      (3,969)
Amortization of unrecognized
    transition (asset)/obligation ..............   (1,543)       (1,543)      (1,543)          15,134        15,134       15,134
Amortization of prior
    service costs ..............................    2,091         2,091        2,091               --            --           --
Amortization of
    actuarial gain .............................  (25,739)      (18,901)     (11,526)              --            --           --
Other amortization, net ........................       --            --           --           (3,879)       (5,060)      (2,167)
Curtailment ....................................       --        (2,605)       7,771              --            --            --
--------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit (credit)/cost ............. $(44,138)    $ (22,527)   $   9,069          $28,929       $28,311      $39,153
================================================================================================================================

For calculating pension and postretirement benefit costs, the following assumptions were used:

--------------------------------------------------------------------------------------------------------------------------------
                                                                         For the Years Ended December 31,
--------------------------------------------------------------------------------------------------------------------------------
                                                             Pension Benefits                        Postretirement Benefits
                                                     -------------------------------             -------------------------------
                                                     1998          1997         1996             1998          1997         1996
--------------------------------------------------------------------------------------------------------------------------------
Discount rate ..................................     7.25%         7.75%        7.50%            7.25%         7.75%        7.50%
Expected long-term
    rate of return .............................     9.50          9.25         8.75              N/A           N/A          N/A
Compensation/
    progression rate ...........................     4.25          4.75         4.75             4.25          4.75         4.75
Long-term rate of return --
    Health assets, net of tax ..................      N/A           N/A          N/A             7.75          7.50         5.25
    Life assets ................................      N/A           N/A          N/A             9.50          9.25         8.75
================================================================================================================================

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

-------------------------------------------------------------------
                                 One Percentage      One Percentage
(Thousands of Dollars)           Point Increase      Point Decrease
-------------------------------------------------------------------

Effect on total service and
  interest cost components ...........  $ 1,294             $(1,325)
Effect on postretirement
  benefit obligation .................   16,214             (16,141)
===================================================================

The trust holding the health plan assets is subject to federal income taxes at a
39.6 percent tax rate.

B. 401(K) SAVINGS PLAN
NU maintains a 401(k) Savings Plan for substantially all NU system employees. This savings plan provides for employee contributions up to specified limits. The company matches, with cash and company stock, employee contributions up to a maximum of 3 percent of eligible compensation. The matching contributions made by the company were $13.2 million for 1998, $12.0 million for 1997 and $11.8 million for 1996.

C. ESOP
NU maintains an ESOP for purposes of allocating shares to employees participating in the NU system's 401(k) Savings Plan. Under this arrangement, NU issued unsecured notes during 1991 and 1992 totaling $250 million, the proceeds of which were lent to the ESOP trust for purchase of approximately 10.8 million newly issued NU common shares (ESOP shares). The ESOP trust is obligated to make principal and interest payments on the ESOP notes at the same rate that ESOP shares are allocated to employees. NU makes annual contributions to the ESOP equal to the ESOP's debt service, less dividends received by the ESOP. All dividends received by the ESOP on unallocated shares are used to pay debt service and are not considered dividends for financial reporting purposes. During 1998, there were no dividends on NU stock.
    In 1998 and 1997, the ESOP trust issued approximately 584,000 and 948,000 of NU common shares, respectively, to satisfy 401(k) Savings Plan obligations to employees. As of December 31, 1998 and 1997, the total allocated ESOP shares were 4,724,858 and 4,140,751, respectively, and total unallocated ESOP shares were 6,075,327 and 6,659,434, respectively. The fair market value of unallocated ESOP shares as of December 31, 1998 and 1997, was approximately $97.2 million and $78.7 million, respectively.

D. STOCK BASED COMPENSATION
Employee Stock Purchase Plan: Beginning in July 1998, the NU system has an employee stock purchase plan (ESPP) for all eligible employees. Under the ESPP, shares of NU common stock may be purchased at six-month intervals at 85 percent of the lower of the price on the first or last day of each six-month period. Employees may purchase shares having a value not exceeding 25 percent of their compensation at the beginning of the purchase period. During 1998, employees purchased 129,471 shares at a discounted price of $13.60 per share. At December 31, 1998, 1,870,529 shares remained reserved for future issuance under the ESPP.
    Incentive Plans: The NU system has long-term incentive plans authorizing various types of stock based awards, including stock options, to be made to eligible employees and board members. The exercise price of stock options, as set at the time of grant, is equal to the fair market value per share at the date of grant. Under the Northeast Utilities Incentive Plan (Incentive Plan) approved by shareholders in May 1998, the number of shares which may be utilized for awards granted during a given calendar year may not exceed 1 percent of the total number of shares of NU common stock outstanding as of the first day of that calendar year.



No stock options were granted in 1996. Stock option transactions for 1997 and 1998 are as follows:

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Price Per Share
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        Weighted
                                                                               Options                     Range         Average
--------------------------------------------------------------------------------------------------------------------------------
Outstanding December 31, 1996 .............................................         --                        --              --
Granted ...................................................................    500,000                    $9.625        $  9.625
--------------------------------------------------------------------------------------------------------------------------------
Outstanding December 31, 1997 .............................................    500,000                  $  9.625        $  9.625
Granted ...................................................................    741,273        $14.875 - $16.8125        $ 16.178
Forfeited .................................................................     (7,595)                 $16.3125        $16.3125
--------------------------------------------------------------------------------------------------------------------------------
OUTSTANDING DECEMBER 31, 1998 .............................................  1,233,678        $ 9.625 - $16.8125        $13.5213
--------------------------------------------------------------------------------------------------------------------------------
EXERCISABLE DECEMBER 31, 1998 .............................................    232,936        $14.875 - $16.8125        $16.2972
================================================================================================================================

    The vesting schedule for the options granted in 1997 is 50 percent after two years, 75 percent after three years and 100 percent after four years. The vesting schedule for the options granted in 1998 is one-third upon grant, two-thirds after one year and the total award after two years.
    Under the Incentive Plan, the NU system awarded 49,973 shares of restricted stock in 1998. These shares have the same vesting schedule as the options granted under the Incentive Plan. During 1997, certain key officers were awarded restricted stock totaling 25,700 shares and which vest pro rata over three years from the date of grant. During 1996, the same key officers were awarded 43,000 shares of restricted stock which vest upon meeting specific performance goals. The NU system also has made several small grants of restricted stock and other incentive-based stock compensation.
    During 1998, 1997 and 1996, approximately $795,000, $246,000 and $411,000, respectively, was expensed for stock based compensation.
    Had compensation cost been determined for the stock options and the ESPP under the fair value method as opposed to the intrinsic value method followed by the NU system, the effect on net loss and loss per share would have been as follows:

---------------------------------------------------------
(Thousands of Dollars,
except per share amounts)                1998        1997
---------------------------------------------------------
Net loss ........................... $149,054    $130,035
Basic and diluted loss
  per share ........................ $   1.14    $   1.01
=========================================================

The fair value of each stock option grant has been estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

---------------------------------------------------------
                                         1998        1997
---------------------------------------------------------
Risk-free interest rate ............     5.82%       6.41%
Expected life ......................  10 years    10 years
Expected volatility ................    35.05%      31.89%
Expected dividend yield ............     5.46%       7.42%
=========================================================

The weighted average grant date fair values of options granted during 1998 and 1997 were $3.98 and $1.68, respectively.

6. SALE OF CUSTOMER RECEIVABLES AND ACCRUED UTILITY REVENUES
CL&P and WMECO have entered into agreements to sell up to $200 million and $40 million, respectively, of undivided ownership interests in eligible customer receivables and accrued utility revenues (receivables).
    CL&P and WMECO each have established a special purpose, wholly owned subsidiary whose business consists of the purchase and resale of receivables:
CL&P Receivables Corporation (CRC), and WMECO Receivables Corporation (WRC), respectively. For receivables sold, both CL&P and WMECO have retained collection responsibilities as agent for the purchaser under each company's respective agreements. As collections reduce previously sold receivables, new receivables may be sold. At December 31, 1998, approximately $105 million and $20 million of receivables had been sold to third-party purchasers by CL&P and WMECO, respectively. All receivables sold to CRC and WRC are not available to pay CL&P's or WMECO's creditors.
    The receivables are sold to third-party purchasers with limited recourse. The sales agreements provide for a formula-based loss reserve in which additional receivables may be assigned to the third-party purchasers for costs such as bad debt. The third-party purchasers absorb the excess amount in the event that actual loss experience exceeds the loss reserve. At December 31, 1998, approximately $11.6 million and $2.9 million were the formula-based amounts of credit exposure and have been reserved as collateral by CRC and WRC, respectively. Historical losses for bad debt for both CL&P and WMECO have been substantially less.
    As a result of prior period downgrades on WMECO's first mortgage bonds, the current bond rating is at a level where the sponsor of WMECO's accounts receivable program could take various actions at its discretion, which would have the practical effect of limiting WMECO's ability to utilize the facility. To date, the sponsor has not notified WMECO that it will elect to exercise those rights and the program is functioning in its normal mode.
    Concentrations of credit risk to the respective purchasers under each company's agreements with respect to the receivables are limited due to CL&P's and WMECO's diverse customer base within their respective service territories.

7. COMMITMENTS AND CONTINGENCIES

A. RESTRUCTURING
Connecticut: During April 1998, the utility restructuring bill was signed into law by the governor of the state of Connecticut. The legislation provides for electric utilities, including CL&P, to recover stranded costs. The legislation also allows for securitization of generation-related regulatory assets and the costs associated with renegotiated above-market purchased-power contracts and requires divestiture of generation-related assets through public auction.
    As a result of the restructuring legislation, CL&P will sell non-nuclear generating assets and purchased-power contracts with nonutility generators through public auction. CL&P also will transfer its ownership interests in Millstone 2 and 3 and Seabrook to a corporate affiliate or division, subject to prior federal regulatory approvals, which would assume CL&P's responsibilities related to the plants for the period prior to offering them for sale. In February 1999, the DPUC announced the offering for sale of CL&P's fossil fuel and hydroelectric generating facilities. Interested parties will be required to submit nonbinding bids by April 8, 1999. A smaller field of qualified bidders will be selected to participate in the second round of the auction and will be invited to submit binding bids. A winning bidder will be chosen by mid-1999 and the sale will be completed by the end of 1999. At December 31, 1998, the book value of assets to be auctioned during 1999 was approximately $170 million.
    After restructuring is complete, CL&P will be an electric transmission and distribution company which will continue to provide transmission and distribution services on a cost-of-service basis.
    Management continues to believe that it is probable that CL&P will recover fully its prudently incurred costs, including regulatory assets and stranded investments.
    New Hampshire: In 1996, New Hampshire enacted legislation requiring a competitive electric industry beginning in 1998. In February 1997, the NHPUC issued its restructuring order, which would have forced PSNH and NAEC to write off all of their regulatory assets, and possibly to seek protection under Chapter 11 of the bankruptcy laws. The amount of potential write-off which would have been triggered by the order currently is estimated to be in excess of $400 million, after taxes.
    Following the issuance of these orders, PSNH immediately sought declaratory and injunctive relief on various grounds in federal district court and has received a preliminary injunction that freezes implementation of the NHPUC's restructuring orders. Restructuring in New Hampshire has resulted in numerous subsequent proceedings within the federal and state legal systems.
    As the court proceedings are ongoing, PSNH continues to be involved in settlement discussions with representatives from the state of New Hampshire. PSNH hopes to reach a settlement which would include, among other things, recovery of regulatory assets and stranded costs, rate reductions, an auction of PSNH's generating units and securitization of PSNH's stranded costs. If a settlement is not reached, a trial is expected to begin in mid to late 1999.
    As a result of the NHPUC decision and the potential consequences discussed above, the reports of our auditors on the individual financial statements of PSNH and NAEC contain explanatory paragraphs. Those explanatory paragraphs indicate that a substantial doubt exists currently about the ability of PSNH and NAEC to continue as going concerns. The accounts of PSNH and NAEC are included in the accompanying consolidated financial statements on the basis of a going concern. While the effect of the implementation of that decision would have a material adverse impact on NU's financial position, results of operations and cash flows, it would not in and of itself result in defaults under borrowing or other financial agreements of NU or its other subsidiaries.
    Management believes that PSNH is entitled to full recovery of its prudently incurred costs, including regulatory assets and other stranded costs. It bases this belief both on the general nature of public utility industry cost-of-service based regulation and the specific circumstances of the resolution of PSNH's previous bankruptcy proceedings and its acquisition by NU, including the recoveries provided by the Rate Agreement and related agreements.
    Massachusetts: Electric utility industry restructuring within the state of Massachusetts became effective March 1, 1998. As required by the legislation enacted in November 1997, WMECO will continue to operate and maintain its transmission and local distribution network and deliver electricity to all customers. The restructuring legislation specifically provides for the cost recovery of generation-related assets. The legislation gives the DTE the authority to determine the amount of stranded costs that will be eligible for recovery by utilities. Costs which will qualify as stranded costs and be eligible for recovery include, but are not limited to, certain above-market costs associated with generating facilities, costs associated with long-term commitments to purchase power at above-market prices from small-power producers and nonutility generators (NUGs), and regulatory assets and associated liabilities related to the generation portion of WMECO's business.
    Effective March 1, 1998, WMECO's restructuring plan has been filed with the DTE and includes a 10 percent rate reduction, divestiture of generation assets, securitization of approximately $500 million of stranded costs and customer choice of supplier. The DTE has not approved WMECO's plan yet and rates are being charged under an interim order. A final decision is expected in mid-1999.
    On January 22, 1999, WMECO signed an agreement to sell 290 MW of fossil and hydroelectric generation assets to Consolidated Edison Energy, Inc. of New York for $47 million. The sale price is approximately 3.8 times greater than the assets' 1997 book value of $12.5 million. WMECO did not offer its 19 percent share of the Northfield Mountain pumped storage generating facility and associated hydroelectric facilities. WMECO's book value in Northfield Mountain was $13.0 million at December 31, 1998. This asset will be auctioned in conjunction with CL&P's fossil/hydroelectric auction discussed above. The net proceeds in excess of book value received from the actual divestiture of these units will be used to mitigate stranded costs.
    Based upon the legislation and regulatory proceedings to date, management continues to believe that the NU system companies will recover their prudently incurred costs, including regulatory assets and generation-related investments. However, a change in one or more of these factors could affect the recovery of stranded costs and may result in a loss to the company.

B. RATE MATTERS
Connecticut: On February 25, 1998, the DPUC issued its decision in CL&P's Interim Rate case. During the period from March 1, 1998, through September 28, 1998, rates were charged under an interim rate which required a $30.5 million annual credit to customer bills to reflect the removal of Millstone 1 from rates.
    During April 1998, the DPUC issued a decision finding Millstone 2 unlikely to restart in 1998 and ordered its removal from rate base effective May 1, 1998. The DPUC allowed the revenue requirement reductions related to this decision to be potentially applied against regulatory asset balances. As a result, there was no change in rates or CL&P's cash flow from rates. CL&P has accounted for these reductions as a reserve against revenues until such time when the regulatory asset balances are reduced. At December 31, 1998, the amount of revenue reductions related to this decision totaled approximately $36.4 million. The unit will remain out of rate base until the plant is restarted.
    On June 1, 1998, CL&P filed its rate application for a comprehensive rate proceeding. On February 5, 1999, the DPUC issued its final decision in CL&P's rate case. The DPUC concluded that CL&P's annual revenue requirements should be reduced by approximately $232 million, or 9.68 percent, through a combination of a 4 percent reduction to CL&P's rates and accelerated amortization of approxi-mately $136 million of its deferred tax regulatory asset. The decision is retroactive to September 28, 1998. The retroactive portion of the decision did not require a base-rate decrease. It resulted in accelerated amortization of the deferred tax regulatory asset in the amount of $27.6 million. The decision also resulted in an after-tax write-off of approximately $80 million related to CL&P's investment in Millstone 1. For further information, see Note 2, "Nuclear Decommissioning and Plant Closure Costs," and the MD&A.
    New Hampshire: PSNH's Rate Agreement between NU, PSNH and the state of New Hampshire provided for seven base-rate increases of 5.5 percent per year beginning in 1990 and provided for the FPPAC. The final base-rate increase went into effect on June 1, 1996. The Rate Agreement contemplates that PSNH's rates are subject to traditional rate regulation after the fixed-rate period, which expired on May 31, 1997. The FPPAC, however, would continue through May 31, 2001, and other Rate Agreement requirements would continue in accordance with the terms of the agreement.
    A PSNH base-rate case was filed in May 1997, but was delayed in connection with the restructuring proceedings discussed above. In November 1997, the NHPUC ordered a temporary base-rate reduction for PSNH of 6.87 percent effective December 1, 1997. The NHPUC also set an interim return on equity of 11 percent. In December 1998, the base-rate case was reopened and an updated rate case was filed. A final decision, which will be retroactive to July 1, 1997, currently is scheduled to be issued by June 1, 1999.
    Concurrently with the 6.87 percent rate reduction beginning in December 1997, the NHPUC allowed an FPPAC increase of approximately 6 percent. This rate increase was effective for the period from December 1, 1997, through May 31, 1998. On May 29, 1998, the NHPUC approved slightly more than a 1 percent increase in PSNH's FPPAC rate for the period June through November 1998. On December 1, 1998, the NHPUC allowed the current FPPAC rate to remain in place through May 31, 1999. As a result of this decision, the current portion of un-recovered energy costs are projected to increase by approximately $17.4 million from January 1, 1999, through May 31, 1999, to an estimated balance of approximately $79.7 million. PSNH's ongoing restructuring settlement negotiations with the state of New Hampshire could resolve both the base-rate case and the FPPAC proceedings discussed above.
    FERC: During November 1997, MYAPC filed an amendment to its power contracts clarifying the obligations of its purchasing utilities following the decision to cease power production. During January 1998, the FERC accepted the amendments and proposed rates, subject to a refund. On January 18, 1999, MYAPC filed with the FERC Administrative Law Judge (ALJ) an Offer of Settlement which if accepted by the FERC, will resolve all the issues in the FERC decommissioning rate case proceeding. The settlement provides, among other things, the following: (1) MYAPC will collect $33.6 million annually to pay for decommissioning and spent fuel; (2) its return on equity will be set at 6.5 percent; (3) MYAPC is permitted full recovery of all unamortized investment in MY, including fuel, and
(4) an incentive budget for decommissioning is set at $436.3 million.
    During late December 1996, CYAPC filed an amendment to its power contracts clarifying the obligations of its purchasing utilities following the decision to cease power production. On February 27, 1997, the FERC accepted

CYAPC's contract amendment. The new rates became effective March 1, 1997, subject to a refund.
    On August 31, 1998, the FERC ALJ released an initial decision regarding the December 1996 filing. The decision contained provisions which would allow for the recovery, through rates, of the balance of the NU system companies' net unamortized investment in CYAPC, which was approximately $51.7 million as of December 31, 1998. The decision also called for the disallowance of the recovery of a portion of the return on the CY investment. The ALJ's decision also stated that decommissioning collections should continue to be based on the previously approved estimate of $309.1 million (in 1992 dollars), with an inflation adjustment of 3.8 percent per year, until a new, more reliable estimate has been prepared and tested.
    During October 1998, CYAPC, CL&P, PSNH and WMECO filed briefs on exceptions to the ALJ decision. If the initial ALJ decision is upheld, CYAPC could be required to write off a portion of the regulatory asset associated with the plant closing.
    If upheld, CYAPC's management has estimated the effect of the ALJ decision on CYAPC's earnings would be approximately $37.5 million, of which the NU system's share would be approximately $18.4 million. NU management cannot predict the ultimate outcome of the hearing at this time, however, management believes that the associated regulatory assets are probable of recovery.

C. NUCLEAR PERFORMANCE
Millstone: The three Millstone units are managed by NNECO. All three units were placed on the NRC watch list on January 29, 1996. The units cannot be restarted without appropriate NRC approvals. Millstone 3 has received these approvals and resumed operation in July 1998. Restart efforts continue for Millstone 2 and it is expected to be ready to restart in the spring of 1999. The estimated replacement power costs are approximately $8 million per month while Millstone 2 remains out of service. In July 1998, CL&P and WMECO decided to retire Millstone 1 and prepare for final decommissioning.
    Litigation: Several shareholder class-action lawsuits have been filed against the company and certain present and former officers and employees of NU in connection with the company's nuclear operations. Management cannot estimate the potential outcome of these suits, but believes these suits are without merit and intends to defend itself vigorously in all these actions.
    In addition, certain of the non-NU joint owners of Millstone 3 filed demands for arbitration with CL&P and WMECO as well as lawsuits in Massachusetts Superior Court against NU and its current and former trustees related to the company's operation of Millstone 3. The arbitrations and lawsuits seek to recover compensatory damages in excess of $200 million, together with punitive damages, treble damages and attorney's fees. Management cannot estimate the potential outcome of these suits but believes there is no legal basis for the claims and intends to defend against them vigorously.

D. ENVIRONMENTAL MATTERS
The NU system is subject to regulation by federal, state and local authorities with respect to air and water quality, the handling and disposal of toxic substances and hazardous and solid wastes, and the handling and use of chemical products. The NU system has an active environmental auditing and training program and believes that it is in substantial compliance with current environmental laws and regulations. However, the NU system is subject to certain pending enforcement actions and governmental investigations in the environmental area. Management cannot predict the outcome of these enforcement actions and investigations.
    Environmental requirements could hinder the construction of new generating units, transmission and distribution lines, substations and other facilities. Changing environmental requirements could also require extensive and costly modifications to the NU system's existing generating units and transmission and distribution systems, and could raise operating costs significantly. As a result, the NU system may incur significant additional environmental costs, greater than amounts included in cost of removal and other reserves, in connection with the generation and transmission of electricity and the storage, transportation and disposal of byproducts and wastes. The NU system also may encounter significantly increased costs to remedy the environmental effects of prior waste handling activities. The cumulative long-term cost impact of increasingly stringent environmental requirements cannot be estimated accurately.
    The NU system has recorded a liability based upon currently available information for the estimated environmental remediation costs that the NU system subsidiaries expect to incur. In most cases, additional future environmental cleanup costs are not reasonably estimable due to a number of factors, including the unknown magnitude of possible contamination, the appropriate remediation methods, the possible effects of future legislation or regulation and the possible effects of technological changes. At December 31, 1998, the liability recorded by the NU system for its estimated environmental remediation costs, not considering any possible recoveries from third parties, amounted to approximately $21.5 million, within a range of $21.5 million to $36.4 million.
    The NU system companies have received proceeds from several insurance carriers for the settlement with certain insurance companies of all past, present and future environmental matters. As a result of these settlements, the NU system companies will retain the risk loss, in part, for some environmental remediation costs.
    The NU system cannot estimate the potential liability for future claims, including environmental remediation costs, that may be brought against it. However, considering known facts, existing laws and regulatory practices, management does not believe the matters disclosed above will have a material effect on the NU system's financial position or future results of operations.

E. SPENT NUCLEAR FUEL DISPOSAL COSTS
Under the Nuclear Waste Policy Act of 1982, CL&P, PSNH, WMECO and NAEC must pay the United States Department of Energy (DOE) for the disposal of spent nuclear fuel and high-level radioactive waste. The DOE is responsible for the selection and development of repositories for, and the disposal of, spent nuclear fuel and high-level radioactive waste. Fees for nuclear fuel burned on or after April 7, 1983, are billed currently to customers and paid to the DOE on a quarterly basis. For nuclear fuel used to generate electricity prior to April 7, 1983 (prior period fuel), payment must be made prior to the first delivery of spent fuel to the DOE. Until such payment is made, the outstanding balance will continue to accrue interest at the three-month Treasury Bill Yield Rate. At December 31, 1998, fees due to the DOE for the disposal of prior period fuel were approximately $216.1 million, including interest costs of $134.0 million.
    The DOE originally was scheduled to begin accepting delivery of spent fuel in 1998. However, delays in identifying a permanent storage site continually have postponed plans for the DOE's long-term storage and disposal site. Extended delays or a default by the DOE could lead to consideration of costly alternatives. The company has primary responsibility for the interim storage of its spent nuclear fuel. Adequate storage capacity exists to accommodate all spent nuclear fuel at Millstone 1. With the addition of new storage racks, storage facilities for Millstone 3 are expected to be adequate for the projected life of the unit. With the implementation of currently planned modifications, the storage facilities for Millstone 2 are expected to be adequate to accommodate a full-core discharge from the reactor until 2005. Fuel consolidation, which has been licensed for Millstone 2, could provide adequate storage capability for its projected life. Seabrook is expected to have spent fuel storage capacity until at least 2010. Meeting spent fuel storage requirements beyond these periods could require new and separate storage facilities, the costs for which have not been determined.
    In November 1997, the U.S. Court of Appeals for the D.C. Circuit ruled that the lack of an interim storage facility does not excuse the DOE from meeting its contractual obligation to begin accepting spent nuclear fuel no later than January 31, 1998. The 1997 ruling by the appeals court said, however, that the 1982 federal law could not require the DOE to accept waste when it did not have a suitable storage facility. The court directed the plaintiffs to pursue relief under the terms of their contracts with the DOE. Based on this ruling, since the DOE did not take the spent nuclear fuel as scheduled, it may have to pay contract damages.
    In May 1998, the same court denied petitions from 60 states and state agencies, collectively, and 41 utilities, including the company, asking the court to compel the DOE to submit a program, beginning immediately, for disposing of spent nuclear fuel. The petitions were filed after the DOE defaulted on its January 31, 1998 obligation to begin accepting the fuel. The court directed the company and other plaintiffs to pursue relief under the terms of their contracts with the DOE.
    In a petition filed in August 1998, the court's May 1998 decision was appealed to the U.S. Supreme Court. In November 1998, the Supreme Court declined to review the lower court ruling that said utilities should go to court and seek monetary damages from the DOE. The ultimate outcome of this legal proceeding is uncertain at this time.

F. NUCLEAR INSURANCE CONTINGENCIES
Under certain circumstances, in the event of a nuclear incident at one of the nuclear facilities in the country covered by the federal government's third-party liability indemnification program, the NU system could be assessed in proportion to its ownership interest in each of its nuclear units up to $83.9 million. The NU system's payments of this assessment would be limited to, in proportion to its ownership interest in each of its nuclear units, $10 million in any one year per nuclear unit. In addition, if the sum of all claims and costs from any one nuclear incident exceeds the maximum amount of financial protection, the NU system would be subject to an additional 5 percent or $4.2 million, in proportion to its ownership interests in each of its nuclear units. Based upon its ownership interests in Millstone 1, 2 and 3 and in Seabrook 1, the NU system's maximum liability, including any additional assessments, would be $271.0 million per incident, of which payments would be limited to $30.8 million per year. In addition, through purchased-power contracts with VYNPC, the NU system would be responsible for up to an additional $14.1 million per incident, of which payments would be limited to $1.6 million per year.
    The NRC approved CYAPC's and MYAPC's requests for withdrawal from participation in the secondary financial protection program effective November 19, 1998, and January 17, 1999, respectively, due to their permanently shutdown and defueled status. Therefore, neither CYAPC, MYAPC nor their sponsor companies have any future obligations for potential assessment.
    Insurance has been purchased to cover the primary cost of repair, replacement or decontamination of utility property resulting from insured occurrences. The NU system is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessment against the NU system with respect to losses arising during the current policy year is approximately $14.2 million under the primary property insurance program.
    Insurance has been purchased to cover certain extra costs incurred in obtaining replacement power during prolonged accidental outages and the excess cost of repair, replacement or decontamination or premature decommis-sioning of utility property resulting from insured occurrences. The NU system is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessments against the NU system with respect to losses arising during current policy years are approximately $6.9 million under the replacement power policies and $16.4 million under the excess property damage, decontamination and decommissioning policies. The cost of a nuclear incident could exceed available insurance proceeds.
    Insurance has been purchased aggregating $200 million on an industry basis for coverage of worker claims.

G. CONSTRUCTION PROGRAM
The construction program is subject to periodic review and revision by management. The NU system companies currently forecast construction expenditures of approximately $2.1 billion for the years 1999-2003, including $364 million for 1999. In addition, the NU system companies estimate that nuclear fuel requirements, including nuclear fuel financed through the NBFT, will be approximately $252.2 million for the years 1999-2003, including $34.0 million for 1999. See Note 4, "Leases," for additional information about the financing of nuclear fuel.

H. LONG-TERM CONTRACTUAL ARRANGEMENTS
Yankee Companies: The NU system companies rely on VY for approximately 1.4 percent of their capacity under long-term contracts. Under the terms of their agreements, the NU system companies pay their ownership (or entitlement) shares of costs, which include depreciation, O&M expenses, taxes, the estimated cost of decommissioning and a return on invested capital. These costs are recorded as purchased-power expense and recovered through the companies' rates. The total cost of purchases under contracts with VYNPC amounted to $27.3 million in 1998, $24.2 million in 1997 and $25.5 million in 1996. CL&P, PSNH and WMECO also may be asked to provide direct or indirect financial support for one or more of the Yankee companies, including VYNPC.
    NUGs: CL&P, PSNH and WMECO have entered into various arrangements for the purchase of capacity and energy from NUGs. These arrangements have terms from 10 to 30 years, currently expiring in the years 1999 through 2029, and require the companies to purchase energy at specified prices or formula rates. For the 12-month period ending December 31, 1998, approximately 13 percent of NU system electricity requirements was met by NUGs. The total cost of purchases under these arrangements amounted to $459.7 million in 1998, $447.6 million in 1997 and $441.6 million in 1996.
    New Hampshire Electric Cooperative: PSNH entered into a buy-back agreement to purchase the capacity and energy of the New Hampshire Electric Cooperative, Inc.'s (NHEC) share of Seabrook 1 and to pay all of NHEC's Seabrook 1 costs for a 10-year period, which began on July 1, 1990. The total cost of purchases under this agreement was $29.7 million in 1998, $23.4 million in 1997 and $14.6 million in 1996. The total cost of these purchases has been collected through the FPPAC in accordance with the Rate Agreement.
    Although under the agreement NHEC agreed to continue as a firm-requirements customer of PSNH for 15 years, it has recently received a FERC ruling allowing it to purchase power from qualifying facilities. The ruling allows that the price for such purchases may be determined through negotiation between NHEC and the qualifying facility. The financial impact of this decision in the future will vary depending upon the level of purchases made by NHEC from the qualifying purchasers.
    NHEC also is seeking to be able to purchase energy under the agreement from competitive sources once competition has begun in its service territory. A final FERC decision is expected by March 1999. The financial impact of this decision in the future will depend upon the implementation of restructuring in NHEC's service territory.
    Hydro-Quebec: Along with other New England utilities, CL&P, PSNH, WMECO and HWP have entered into agreements to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. CL&P, PSNH, WMECO and HWP are obligated to pay, over a 30-year period ending in 2020, their proportionate shares of the annual O&M and capital costs of these facilities.
    Estimated Annual Costs: The estimated annual costs of the NU system's significant long-term contractual arrangements are as follows:

--------------------------------------------------------------
(Millions of Dollars)     1999    2000    2001    2002    2003
--------------------------------------------------------------
VYNPC ................. $ 29.2  $ 27.0  $ 29.4  $ 30.0  $ 27.9
NUGs ..................  473.3   476.8   484.9   493.5   505.1
NHEC ..................   30.0    14.6      --      --      --
Hydro-Quebec ..........   32.2    30.9    30.0    29.3    28.5
==============================================================

8. INTEREST-RATE AND FUEL-PRICE RISK-MANAGEMENT
Interest-Rate Risk-Management: NAEC uses swap instruments with financial institutions to hedge against interest rate risk associated with its $200 million variable-rate bank note. The interest-rate management instruments employed eliminate the exposure associated with rising interest rates, and effectively fix the interest rate for this borrowing arrangement. Under the agreements, NAEC exchanges quarterly payments based on a differential between a fixed contractual interest rate and the three-month LIBOR rate at a given time.
As of December 31, 1998, NAEC had outstanding agreements with a total notional value of approximately $200 million and a negative mark-to-market position of approximately $2.3 million.
    Fuel-Price Risk-Management: CL&P uses swap instruments with financial institutions to hedge against some of the fuel price risk created by long-term negotiated energy contracts. These agreements minimize exposure associated with rising fuel prices by managing a portion of CL&P's cost of producing power for these negotiated energy contracts. As of December 31, 1998, CL&P had outstanding agreements with a total notional value of approximately $422.2 million, and a negative mark-to-market position of approximately $44.9 million.
    The terms of the agreements require CL&P to post cash collateral with its counterparties in the event of negative mark-to-market positions and lowered credit ratings. The amount of the collateral is to be returned to CL&P when the mark-to-market position becomes positive, when CL&P meets specified credit ratings or when an agreement ends and all open positions are properly settled. At December 31, 1998, cash collateral in the amount of $45.7 million was posted under these terms. This amount has been recorded in Other Investments on the accompanying Consolidated Balance Sheets.
    Credit Risk: These agreements have been made with various financial institutions, each of which is rated "A3" or better by Moody's rating group. Each respective system company will be exposed to credit risk on their respective market risk-management instruments if the counterparties fail to perform their obligations. Management anticipates that the counterparties will fully satisfy their obligations under the agreements.

9. MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY
CL&P Capital LP (CL&P LP, a subsidiary of CL&P) previously had issued $100 million of cumulative 9.3 percent Monthly Income Preferred Securities (MIPS), Series A. CL&P has the sole ownership interest in CL&P LP, as a general partner, and is the guarantor of the MIPS securities. Subsequent to the MIPS issuance, CL&P LP loaned the proceeds of the MIPS issuance, along with CL&P's $3.1 million capital contribution, back to CL&P in the form of an unsecured debenture. CL&P consolidates CL&P LP for financial reporting purposes. Upon consolidation, the unsecured debenture is eliminated, and the MIPS securities are accounted for as minority interests.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS
The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:
    Cash and cash equivalents: The carrying amounts approximate fair value due to the short-term nature of cash and cash equivalents.
    Supplemental Executive Retirement Plan investments: SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," requires investments in debt and equity securities to be presented at fair value. As a result of this requirement, the investments having a cost basis of $5.4 million held for benefit of the Supplemental Executive Retirement Plan were recorded on the Consolidated Balance Sheet at their fair market value at December 31, 1998, of $8.7 million.
    Nuclear decommissioning trusts: The investments held in the NU system companies' nuclear decommissioning trusts were adjusted to market by approximately $110.4 million as of December 31, 1998, and $69.6 million as of December 31, 1997, with corresponding offsets to the accumulated provision for depreciation. The amounts adjusted in 1998 and in 1997 represent cumulative net unrealized gains. The cumulative gross unrealized holding losses were immaterial for both 1998 and 1997.
    Preferred stock and long-term debt: The fair value of the NU system's fixed-rate securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value. The carrying amounts of the NU system's financial instruments and the estimated fair values are as follows:

---------------------------------------------------------
                                     At December 31, 1998
---------------------------------------------------------
                                    Carrying         Fair
(Thousands of Dollars)                Amount        Value
---------------------------------------------------------
Preferred stock not subject
  to mandatory redemption ....... $  136,200   $   97,017
Preferred stock subject to
  mandatory redemption ..........    213,789      205,905
Long-term debt --
  First mortgage bonds ..........  1,984,000    2,003,630
  Other long-term debt ..........  1,654,927    1,682,722
MIPS ............................    100,000      102,000
=========================================================


---------------------------------------------------------
                                     At December 31, 1997
---------------------------------------------------------
                                    Carrying         Fair
(Thousands of Dollars)                Amount        Value
---------------------------------------------------------

Preferred stock not subject
  to mandatory redemption ....... $  136,200   $   79,141
Preferred stock subject to
  mandatory redemption ..........    276,000      255,180
Long-term debt --
  First mortgage bonds ..........  2,228,800    2,210,423
  Other long-term debt ..........  1,668,533    1,691,362
MIPS ............................    100,000      100,760
=========================================================

11. EARNINGS PER SHARE
Earnings per share is computed based upon the weighted average number of common shares outstanding during each year. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the potential dilution effect if certain securities are converted into common stock.
    The following table sets forth the components of basic and diluted earnings per share:

---------------------------------------------------------------
(Thousands of Dollars,
 except per share data)         1998          1997         1996
---------------------------------------------------------------
(Loss)/ income after
  interest charges .....   $(120,313)    $ (99,676)     $72,705
Preferred dividends
  of subsidiaries ......      26,440        30,286       33,776
---------------------------------------------------------------
Net (loss)/income ......   $(146,753)    $(129,962)     $38,929
===============================================================
Basic EPS common
  shares outstanding
  (average) ............ 130,549,760   129,567,708  127,960,382
Dilutive effect of
  employee stock
  options ..............        --(a)         --(a)     112,879
---------------------------------------------------------------
Diluted EPS common
  shares outstanding
  (average) ............ 130,549,760   129,567,708  128,073,261
===============================================================
Basic earnings
  per share ............    $  (1.12)    $   (1.01)     $  0.30
Diluted earnings
  per share ............    $  (1.12)    $   (1.01)     $  0.30
===============================================================

(a) The addition of dilutive potential common shares would be anti-dilutive for 1998 and 1997 and, therefore, are not included.

12. OTHER COMPREHENSIVE INCOME
During 1998, the NU system adopted SFAS 130, "Reporting Comprehensive Income," which established standards for reporting and displaying comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements.
    The accumulated balance for each other comprehensive income item is as follows:
---------------------------------------------------------------
                                           Current
                           December 31,     Period DECEMBER 31,
(Thousands of Dollars)             1997     Change         1998
---------------------------------------------------------------
Foreign currency
  translation adjustments ........  $(1)     $  --       $   (1)
Unrealized gains on
  securities .....................   --      2,019        2,019
Minimum pension liability
  adjustment .....................   --       (613)        (613)
---------------------------------------------------------------
Accumulated other
  comprehensive income ...........  $(1)    $1,406       $1,405
===============================================================

The changes in the components of other comprehensive income are reported on the Consolidated Statements of Comprehensive Income net of the following income tax effects:

---------------------------------------------------------------
(Thousands of Dollars)             1998       1997         1996
---------------------------------------------------------------
Foreign currency
  translation
  adjustments ................  $    --       $359        $(313)
Unrealized gains
  on securities ..............   (1,222)        --           --
Minimum pension
  liability
  adjustment .................      398         --           --
---------------------------------------------------------------
Other comprehensive
  income .....................  $  (824)      $359        $(313)
===============================================================

13. MODE 1
In July 1998, Mode 1's equity investments, FiveCom LLC and NECOM LLC, reorganized along with other related companies to form a new company, NorthEast Optic Network, Inc. ("NEON"). Mode 1's ownership interest of 40.78 percent in the new company was equal to its combined ownership interest in FiveCom LLC and NECOM LLC.
    In August 1998, NEON issued 4,000,000 new common shares on the open market in an initial public offering (IPO). NEON's IPO had the effect of decreasing Mode 1's ownership interest from 40.78 percent to 30.74 percent. The shares were issued at an amount greater than Mode 1's investment, resulting in a $13.7 million pretax increase to Mode 1's equity. NU's accounting policy is to recognize the gain or loss from this type of change in ownership interest in net income. Based upon new information received regarding the startup nature of NEON's operations, this change in ownership interest was recognized in additional paid in capital instead of net income.
    In conjunction with the IPO, Mode 1 sold 217,997 NEON shares, resulting in a pretax gain of $1.7 million and further reducing its ownership interest to 29.4 percent of the outstanding common shares of NEON.

CONSOLIDATED STATEMENTS OF QUARTERLY FINANCIAL DATA
(UNAUDITED)

----------------------------------------------------------------------------------------------------------------------
1998                                                                                Quarter Ended (a)
----------------------------------------------------------------------------------------------------------------------
(Thousands of Dollars, except per share data)                   March 31        June 30    September 30    December 31
----------------------------------------------------------------------------------------------------------------------
Operating Revenues ...........................................  $958,905       $874,809        $974,382      $ 959,618
======================================================================================================================
Operating Income .............................................  $ 40,488       $ 76,296        $ 82,675      $  25,268
======================================================================================================================
Net (Loss)/Income ............................................  $(17,949)      $  6,273        $ (3,075)(b)  $(132,002)
======================================================================================================================
Basic and Diluted (Loss)/Earnings Per Common Share ...........  $  (0.14)      $   0.05        $  (0.02)(b)  $  (1.01)
======================================================================================================================

----------------------------------------------------------------------------------------------------------------------
1997
----------------------------------------------------------------------------------------------------------------------
Operating Revenues ...........................................  $975,368       $903,323        $977,127      $ 978,988
======================================================================================================================
Operating Income .............................................  $ 69,377       $ 23,542        $ 46,361      $  51,502
======================================================================================================================
Net Income/(Loss) ............................................  $    876       $(47,017)       $(30,832)     $ (52,989)
======================================================================================================================
Basic and Diluted Earnings/(Loss) Per Common Share ...........  $   0.01       $  (0.37)       $ (0.24)      $   (0.41)
======================================================================================================================


CONSOLIDATED GENERATION STATISTICS
(UNAUDITED)

----------------------------------------------------------------------------------------------------------------------
                                                    1998            1997           1996            1995           1994
----------------------------------------------------------------------------------------------------------------------
SOURCE OF ELECTRIC ENERGY: (kWh-millions)

Nuclear -- Steam (c) ..........................    5,679           3,778          9,405          18,235         19,443
Fossil -- Steam ...............................   12,505          13,155          9,188           9,162          8,292
Hydro -- Conventional .........................    1,510           1,260          1,544           1,099          1,239
Hydro -- Pumped Storage .......................      819             959          1,217           1,209          1,195
Internal Combustion ...........................       80             184            206              37             13
Energy Used for Pumping .......................   (1,130)         (1,327)        (1,668)         (1,674)        (1,629)
----------------------------------------------------------------------------------------------------------------------
Net Generation ................................   19,463          18,009         19,892          28,068         28,553
----------------------------------------------------------------------------------------------------------------------
Purchased and Net Interchange .................   24,945          24,377         22,111          14,256         14,028
Company Use and Unaccounted for ...............   (2,566)         (2,802)        (2,473)         (2,706)        (2,535)
----------------------------------------------------------------------------------------------------------------------
Net Energy Sold ...............................   41,842          39,584         39,530          39,618         40,046
======================================================================================================================
System Capability -- MW (c)(d) ................  8,169.6         8,312.0(e)     8,894.0         8,394.8        8,494.8
System Peak Demand -- MW ......................  6,454.7         6,455.5        5,946.9         6,358.2        6,338.5
Nuclear Capacity -- MW (c)(d) .................  2,217.8         2,785.0(e)     3,117.8         3,239.6        3,272.6
Nuclear Contribution to
    Total Energy Requirements (%)(c) ..........     19.0            13.0           28.0            52.0           54.0
Nuclear Capacity Factor (%)(e) ................     32.8            19.6           38.0            69.9           67.5
======================================================================================================================

(a) Reclassifications of prior years' data have been made to conform with the current presentation.
(b) During the third quarter of 1998, Mode 1 classified the change in ownership interest in NEON as a gain in net income. In the fourth quarter, the gain was reclassified to additional paid in capital. See Note 13, "Mode 1" for further information. Amounts previously reported for the third quarter were net income of $4,976 and earnings per common share of $0.04.
(c) Includes the NU system's entitlements in regional nuclear generating companies, net of capacity sales and purchases.
(d) Millstone 2 has been out of service since February 21, 1996. The NU system hopes to return Millstone 2 to service in the spring of 1999. Millstone 3 returned to service during the third quarter of 1998 following NRC approval. During the third quarter of 1998, CL&P and WMECO decided to retire Millstone 1 and prepare for final decommissioning.
(e) Represents the average capacity factor for the nuclear units operated by the NU system.

SELECTED CONSOLIDATED FINANCIAL DATA

----------------------------------------------------------------------------------------------------------------------------------
(Thousands of Dollars, except percentages and per share data)    1998           1997           1996            1995           1994
----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Net Utility Plant (a) ................................. $   6,170,881    $ 6,463,158    $ 6,732,165    $  7,000,837   $  7,282,421
Total Assets ..........................................    10,387,381     10,414,412     10,741,748      10,559,574     10,584,880
Total Capitalization (b) ..............................     6,030,402      6,472,504      6,659,617       6,820,624      7,035,989
Obligations Under Capital Leases (b) ..................       209,279        207,731        206,165         230,482        239,121
----------------------------------------------------------------------------------------------------------------------------------
INCOME DATA:
Operating Revenues ....................................  $  3,767,714    $ 3,834,806    $ 3,792,148    $  3,750,560   $  3,642,742
Net (Loss)/Income .....................................      (146,753)      (129,962)        38,929         282,434        286,874
----------------------------------------------------------------------------------------------------------------------------------
COMMON SHARE DATA:
Basic and Diluted (Loss)/Earnings
    Per Share .........................................        $(1.12)        $(1.01)         $0.30           $2.24          $2.30
Dividends Per Share (c) ...............................           $--          $0.25          $1.38           $1.76          $1.76
Number of Shares Outstanding -- Average ...............   130,549,760    129,567,708    127,960,382     126,083,645    124,678,192
Market Price -- High ..................................       $17 1/4        $14 1/4        $25 1/4         $25 3/8        $25 3/4
Market Price -- Low ...................................     $11 11/16         $7 5/8         $9 1/2             $21        $20 3/8
Market Price -- Closing (end of year) .................           $16      $11 13/16        $13 1/8         $24 1/4        $21 5/8
Book Value Per Share (end of year) ....................        $15.63         $16.67         $18.02          $19.08         $18.47
Rate of Return Earned on Average
    Common Equity (%) .................................          (7.0)          (5.8)           1.6            12.0           12.7
Market-to-Book Ratio (end of year) ....................           1.0            0.7            0.7             1.3            1.2
----------------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION:
Common Shareholders' Equity ...........................            34%            34%            35%             36%            33%
Preferred Stock (b)(d) ................................             5              6              6               7              9
Long-Term Debt (b) ....................................            61             60             59              57             58
----------------------------------------------------------------------------------------------------------------------------------
Total Capitalization ..................................           100%           100%           100%            100%           100%
==================================================================================================================================

(a) Restated to include the reclassification of the PSNH acquisition costs to net utility plant.
(b) Includes portions due within one year.
(c) On March 25, 1997, the NU Board of Trustees adopted a resolution suspending the quarterly dividends on NU's common shares.
(d) Excludes $100 million of Monthly Income Preferred Securities.

CONSOLIDATED SALES STATISTICS

-------------------------------------------------------------------------------------------------------------------------
                                                        1998           1997           1996            1995           1994
-------------------------------------------------------------------------------------------------------------------------
REVENUES: (thousands)
Residential ..................................    $1,475,363     $1,499,394     $1,501,465      $1,469,988     $1,430,239
Commercial ...................................     1,273,146      1,266,449      1,246,822       1,230,608      1,173,808
Industrial ...................................       568,913        560,782        565,900         583,204        559,801
Other Utilities ..............................       336,623        329,764        315,577         303,004        330,801
Streetlighting and Railroads .................        47,682         48,867         48,053          47,510         45,943
Nonfranchised Sales ..........................        22,479         21,476          8,360              --             --
Miscellaneous ................................        16,429         47,446         23,513          50,353         44,140
-------------------------------------------------------------------------------------------------------------------------
    Total Electric ...........................     3,740,635      3,774,178      3,709,690       3,684,667      3,584,732
Other ........................................        27,079         60,628         82,458          65,893         58,010
-------------------------------------------------------------------------------------------------------------------------
    Total ....................................    $3,767,714     $3,834,806     $3,792,148      $3,750,560     $3,642,742
=========================================================================================================================
SALES: (kWh - millions)
Residential ..................................        12,162         12,099         12,241          12,005         12,231
Commercial ...................................        12,477         12,091         12,012          11,737         11,649
Industrial ...................................         6,948          6,801          6,820           6,842          6,729
Other Utilities ..............................         9,742          8,034          8,032           8,718          9,123
Streetlighting and Railroads .................           320            318            319             316            314
Nonfranchised Sales ..........................           193            241             50              --             --
-------------------------------------------------------------------------------------------------------------------------
    Total ....................................        41,842         39,584         39,474          39,618         40,046
=========================================================================================================================
CUSTOMERS: (average)
Residential ..................................     1,555,013      1,535,134      1,532,015       1,526,127      1,513,987
Commercial ...................................       162,500        159,350        157,347         156,652        154,703
Industrial ...................................         7,847          7,804          7,792           7,861          7,813
Other ........................................         3,890          3,929          3,916           3,878          3,818
-------------------------------------------------------------------------------------------------------------------------
    Total ....................................     1,729,250      1,706,217      1,701,070       1,694,518      1,680,321
=========================================================================================================================
AVERAGE ANNUAL USE PER RESIDENTIAL
    CUSTOMER (kWh) ...........................         7,799          7,898          8,005           7,880(a)       8,152
=========================================================================================================================
AVERAGE ANNUAL BILL PER RESIDENTIAL
    CUSTOMER .................................    $   946.80     $   978.72     $   980.19      $   964.88(a)  $   953.23
=========================================================================================================================
AVERAGE REVENUE PER KWH:
Residential ..................................         12.14(cent)    12.39(cent)    12.27(cent)     12.24(cent)    11.69(cent)
Commercial ...................................         10.20          10.47          10.38           10.49          10.08
Industrial ...................................          8.19           8.25           8.30            8.52           8.32
=========================================================================================================================

(a) Effective January 1, 1996, the amounts shown reflect billed and unbilled sales. 1995 has been restated to reflect this change.

NORTHEAST UTILITIES SYSTEM OFFICERS* As of March 1, 1999

CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

Michael G. Morris


GROUP PRESIDENTS

Bruce D. Kenyon
Generation Group

Hugh C. MacKenzie
Retail Business Group


EXECUTIVE VICE PRESIDENTS

Ted C. Feigenbaum
Nuclear Group

John H. Forsgren
Chief Financial Officer


SENIOR VICE PRESIDENTS

Cheryl W. Grise
Secretary and General Counsel

Leon J. Olivier
Chief Nuclear Officer

Gary D. Simon
Strategy and Development


VICE PRESIDENTS

David B. Amerine
Nuclear Technical Services

David H. Boguslawski
Energy Delivery

Michael H. Brothers
Nuclear Operations

Gregory B. Butler
Governmental Affairs

John T. Carlin
Human Services, Nuclear

Stephen J. Fabiani
Retail Sales and Marketing

Barry Ilberman
Human Resources and General Services

John B. Keane
Administration

Mary Jo Keating
Corporate Communications

Keith R. Marvin
Chief Information Officer

David R. McHale
Treasurer

William J. Nadeau
Fossil/Hydro Engineering and Operations

Raymond P. Necci
Nuclear Oversight and Regulatory Affairs

Thomas W. Philbin
Energy Services

John J. Roman
Controller

Frank C. Rothen
Nuclear Work Services

Frank P. Sabatino
Wholesale Marketing

Lisa J. Thibdaue
Rates, Regulatory Affairs
and Compliance

Dennis E. Welch
Environmental, Safety and Ethics

Roger C. Zaklukiewicz
Transmission and Distribution


ELECTRIC OPERATING COMPANY OFFICERS

William T. Frain, Jr.
President and Chief Operating Officer - PSNH

Robert G. Abair**
Vice President and Chief Administrative Officer - WMECO

Robert J. Kost
Vice President - Western Region - CL&P

Kerry J. Kuhlman
Vice President - Customer Operations - WMECO

Gary A. Long
Vice President - Customer Service and Economic Development - PSNH

Rodney O. Powell
Vice President - Central Region - CL&P

Paul E. Ramsey
Vice President - Customer Operations - PSNH

Richard L. Tower
Vice President - Eastern Region - CL&P


OTHER OFFICER

John P. Stack
Executive Director - Corporate Accounting and Taxes


ASSISTANT CONTROLLERS

Deborah L. Canyock
Management Information and Budgeting Services

Lori A. Mahler
Accounting Services

William J. Starr
Taxes


ASSISTANT TREASURERS

Robert C. Aronson
Treasury Operations

Randy A. Shoop
Finance



ASSISTANT SECRETARIES AND CLERKS

Theresa Hopkins Allsop
Robert A. Bersak - PSNH
O. Kay Comendul
Thomas V. Foley, Clerk - HWP
Patricia A. Wood, Clerk - WMECO
Margaret L. Morton


HEC INC., OFFICERS

Thomas W. Philbin
President

H. Donald Burbank
Vice President - Customer Service

David S. Dayton
Vice President

Linda A. Jensen
Vice President - Finance, Treasurer and Clerk

James B. Redden
Vice President - Operations



*  All officers shown are for
   Northeast Utilities Service Company,
   unless otherwise indicated.

** Mr. Abair will retire effective April 1, 1999.

                                       50