Form 10-K, Exhibit 13
period 1998-12-31
NORTHEAST UTILITIES SYSTEM; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1999-03-23
CIK 72741, 23426, 106170, 315256, 880416

1998 Annual Report

                The Connecticut Light and Power Company and Subsidiaries

                                       Index


Contents                                                          Page

Consolidated Balance Sheets...............................         2-3

Consolidated Statements of Income.........................          4

Consolidated Statements of Comprehensive Income...........          4

Consolidated Statements of Cash Flows.....................          5

Consolidated Statements of Common Stockholder's Equity....          6

Notes to Consolidated Financial Statements................          7

Report of Independent Public Accountants..................         40

Management's Discussion and Analysis of Financial
  Condition and Results of Operations.....................         41

Selected Financial Data...................................         53

Statements of Quarterly Financial Data (Unaudited)........         53

Statistics (Unaudited)....................................         54

Preferred Stockholder and Bondholder Information..........      Back Cover





                                   PART I.  FINANCIAL INFORMATION

THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

----------------------------------------------------------------------------------------
At December 31,                                                  1998           1997

----------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
ASSETS
------
Utility Plant, at original cost:
  Electric................................................  $  6,173,871   $  6,411,018

     Less: Accumulated provision for depreciation.........     2,758,012      2,902,673
                                                            -------------  -------------
                                                               3,415,859      3,508,345
  Construction work in progress...........................        83,477         93,692
  Nuclear fuel, net.......................................        87,867        135,076
                                                            -------------  -------------
      Total net utility plant.............................     3,587,203      3,737,113
                                                            -------------  -------------

Other Property and Investments:
  Nuclear decommissioning trusts, at market...............       452,755        369,162
  Investments in regional nuclear generating
   companies, at equity...................................        56,999         58,061
  Other, at cost..........................................        93,864         66,615
                                                            -------------  -------------
                                                                 603,618        493,838
                                                            -------------  -------------
Current Assets:
  Cash....................................................           434            459
  Investment in securitizable assets......................       160,253        205,625
  Notes receivable from affiliated companies..............         6,600           -
  Receivables, less accumulated provision for
   uncollectible accounts of $300,000 in 1998 and 1997....        22,186         50,671
  Accounts receivable from affiliated companies...........         1,721          3,150
  Taxes receivable........................................        26,478         70,311
  Fuel, materials and supplies, at average cost...........        71,982         81,878
  Recoverable energy costs, net--current portion..........          -            28,073
  Prepayments and other...................................       121,514         79,642
                                                            -------------  -------------
                                                                 411,168        519,809
                                                            -------------  -------------
Deferred Charges:
  Regulatory assets (Note 1G).............................     1,415,838      1,292,818
  Unamortized debt expense................................        19,603         19,286
  Other...................................................        12,768         18,359
                                                            -------------  -------------
                                                               1,448,209      1,330,463
                                                            -------------  -------------







      Total Assets........................................  $  6,050,198   $  6,081,223
                                                            =============  =============

See accompanying notes to consolidated financial statements.









THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

------------------------------------------------------------------------------------------
At December 31,                                                    1998           1997

------------------------------------------------------------------------------------------
                                                                  (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock--$10 par value. Authorized
   24,500,000 shares; outstanding 12,222,930
   shares...................................................  $    122,229   $    122,229
  Capital surplus, paid in..................................       664,156        641,333
  Retained earnings.........................................       210,108        419,972
  Accumulated other comprehensive income....................           378           -
                                                              -------------  -------------
           Total common stockholder's equity................       996,871      1,183,534
  Preferred stock not subject to mandatory
   redemption...............................................       116,200        116,200
  Preferred stock subject to mandatory redemption...........        99,539        151,250
  Long-term debt............................................     1,793,952      2,023,316
                                                              -------------  -------------
           Total capitalization.............................     3,006,562      3,474,300
                                                              -------------  -------------
Minority Interest in Consolidated Subsidiary................       100,000        100,000
                                                              -------------  -------------
Obligations Under Capital Leases............................        68,444         18,042
                                                              -------------  -------------
Current Liabilities:
  Notes payable to banks....................................        10,000         35,000
  Notes payable to affiliated companies.....................          -            61,300
  Long-term debt and preferred stock--current
   portion..................................................       233,755         23,761
  Obligations under capital leases--current
   portion..................................................        94,440        140,076
  Accounts payable..........................................       121,040        124,427
  Accounts payable to affiliated companies..................        32,758         92,963
  Accrued taxes.............................................        19,396         33,017
  Accrued interest..........................................        31,409         14,650
  Other.....................................................        34,872         23,495
                                                              -------------  -------------
                                                                   577,670        548,689
                                                              -------------  -------------
Deferred Credits:
  Accumulated deferred income taxes.........................     1,194,722      1,348,617
  Accumulated deferred investment tax credits...............       114,457        127,713
  Decommissioning obligation--Millstone 1 (Note 3)..........       560,500           -
  Deferred contractual obligations..........................       277,826        348,406
  Other.....................................................       150,017        115,456
                                                              -------------  -------------
                                                                 2,297,522      1,940,192
                                                              -------------  -------------

Commitments and Contingencies (Note 11)



           Total Capitalization and Liabilities.............  $  6,050,198   $  6,081,223
                                                              =============  =============

See accompanying notes to consolidated financial statements.






THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME


---------------------------------------------------------------------------------------
For the Years Ended December 31,                        1998        1997        1996

---------------------------------------------------------------------------------------
                                                           (Thousands of Dollars)

Operating Revenues................................. $2,386,864  $2,465,587  $2,397,460
                                                    ----------- ----------- -----------
Operating Expenses:
  Operation --
     Fuel, purchased and net interchange power.....    887,224     977,543     831,079
     Other.........................................    703,971     726,420     727,674
  Maintenance......................................    271,317     355,772     300,005
  Depreciation.....................................    216,509     238,667     247,109
  Amortization of regulatory assets, net...........    120,884      61,648      57,432
  Federal and state income taxes...................    (11,642)    (59,436)        957
  Taxes other than income taxes....................    170,347     172,592     174,062
                                                    ----------- ----------- -----------
        Total operating expenses...................  2,358,610   2,473,206   2,338,318
                                                    ----------- ----------- -----------
Operating Income/(Loss)............................     28,254      (7,619)     59,142
                                                    ----------- ----------- -----------

Other Income:
  Equity in earnings of regional nuclear
    generating companies...........................      6,241       5,672       6,619
  Millstone 1--unrecoverable costs (Note 1K).......   (143,239)       -           -
  Other, net.......................................     (6,075)     (1,856)     20,710
  Minority interest in income of subsidiary........     (9,300)     (9,300)     (9,300)
  Income taxes.....................................     67,127       7,573         160
                                                    ----------- ----------- -----------
        Other (loss)/income, net...................    (85,246)      2,089      18,189
                                                    ----------- ----------- -----------
        (Loss)/income before interest charges......    (56,992)     (5,530)     77,331
                                                    ----------- ----------- -----------

Interest Charges:
  Interest on long-term debt.......................    133,192     132,127     127,198
  Other interest...................................      5,541       1,940       1,001
                                                    ----------- ----------- -----------
        Interest charges, net......................    138,733     134,067     128,199
                                                    ----------- ----------- -----------

Net Loss........................................... $ (195,725) $ (139,597) $  (50,868)
                                                    =========== =========== ===========

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Net Loss........................................... $ (195,725) $ (139,597) $  (50,868)
                                                    ----------- ----------- -----------
Other comprehensive income, net of tax (Note 15):
Unrealized gains on securities.....................        638        -           -
Minimum pension liability adjustments..............       (260)       -           -
                                                    ----------- ----------- -----------
  Other comprehensive income, net of tax...........        378        -           -
                                                    ----------- ----------- -----------
Comprehensive Loss                                  $ (195,347) $ (139,597) $  (50,868)
                                                     ========== =========== ===========



See accompanying notes to consolidated financial statements.





THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

-----------------------------------------------------------------------------------------------
For the Years Ended December 31,                                   1998       1997       1996
-----------------------------------------------------------------------------------------------
                                                                      (Thousands of Dollars)
Operating Activities:
  Net loss.................................................... $(195,725) $(139,597) $ (50,868)
  Adjustments to reconcile to net cash
   from operating activities:
    Depreciation..............................................   216,509    238,667    247,109
    Deferred income taxes and investment tax credits, net.....   (65,689)   (10,401)   (39,642)
    Amortization of deferred demand-side-management costs, net    42,085     38,029     26,941
    Amortization/(deferral) of recoverable energy costs.......    30,745     (9,533)   (35,567)
    Amortization of cogeneration deferral.....................    29,559     37,338     19,221
    Amortization of regulatory asset - income taxes...........    66,027     13,927     19,349
    Amortization of other regulatory asset ...................    25,298     10,383     18,862
    Deferred nuclear refueling outage, net of amortization ...         -    (45,333)    45,643
    Millstone 1--unrecoverable costs..........................   143,239        -          -
    Other sources of cash.....................................    82,109     35,065     51,823
    Other uses of cash........................................   (23,561)   (50,417)   (23,862)
  Changes in working capital:
    Receivables and accrued utility revenues..................    (5,086)   184,223    (22,378)
    Fuel, materials and supplies..............................     9,896     (1,941)   (11,455)
    Accounts payable..........................................   (63,592)   (22,036)    83,951
    Accrued taxes.............................................   (13,621)     4,310    (23,561)
    Sale of receivables and accrued utility revenues..........    35,000     70,000        -
    Investment in securitizable assets........................    45,372   (205,625)       -
    Other working capital (excludes cash).....................    30,097    (74,266)    (5,385)
                                                               ---------- ---------- ----------
Net cash flows from operating activities......................   388,662     72,793    300,181
                                                               ---------- ---------- ----------


Financing Activities:
  Issuance of long-term debt..................................       -      200,000    222,000
  Net (decrease)/increase in short-term debt..................   (86,300)    96,300    (51,750)
  Reacquisitions and retirements of long-term debt............   (45,006)  (204,116)   (14,329)
  Reacquisitions and retirements of preferred stock...........   (35,711)       -          -
  Cash dividends on preferred stock...........................   (14,139)   (15,221)   (15,221)
  Cash dividends on common stock..............................         -     (5,989)  (138,608)
                                                               ---------- ---------- ----------
Net cash flows (used for)/from financing activities...........  (181,156)    70,974      2,092
                                                               ---------- ---------- ----------
Investment Activities:
  Investment in plant:
    Electric utility plant....................................  (132,194)  (155,550)  (140,086)
    Nuclear fuel..............................................    (8,444)      (702)       553
                                                               ---------- ---------- ----------
      Net cash flows used for investments in plant............  (140,638)  (156,252)  (139,533)
  Investment in NU system Money Pool..........................    (6,600)   109,050   (109,050)
  Investment in nuclear decommissioning trusts................   (54,106)   (45,314)   (50,998)
  Other investment activities, net............................   (26,187)   (51,196)    (2,625)
  Capital contributions from Northeast Utilities..............    20,000        -          -
                                                               ---------- ---------- ----------
Net cash flows used for investments...........................  (207,531)  (143,712)  (302,206)
                                                               ---------- ---------- ----------
Net (Decrease)/Increase In Cash For The Period................       (25)        55         67
Cash - beginning of period....................................       459        404        337
                                                               ---------- ---------- ----------
Cash - end of period.......................................... $     434  $     459  $     404
                                                               ========== ========== ==========

Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized........................ $ 110,119  $ 145,962  $ 114,458
                                                               ========== ========== ==========
  Income taxes................................................ $ (46,747) $ (22,338) $  77,790
                                                               ========== ========== ==========
Increase in obligations:
  Niantic Bay Fuel Trust and other capital leases............. $   4,102  $   2,815  $   2,855
                                                               ========== ========== ==========

See accompanying notes to consolidated financial statements.







THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY


----------------------------------------------------------------------------------------------------
                                                                           Accumulated
                                                   Capital    Retained        Other
                                         Common    Surplus,   Earnings    Comprehensive
                                         Stock     Paid In       (a)         Income         Total
----------------------------------------------------------------------------------------------------
                                                       (Thousands of Dollars)


Balance at January 1, 1996..........   $122,229   $637,981   $ 785,476   $         -     $1,545,686

    Net loss........................                           (50,868)                     (50,868)
    Cash dividends on preferred
      stock.........................                           (15,221)                     (15,221)
    Cash dividends..................                          (138,608)                    (138,608)
    Capital stock expenses, net.....                 1,676                                    1,676
                                       ---------  ---------  ----------  --------------  -----------
Balance at December 31, 1996........    122,229    639,657     580,779             -      1,342,665

    Net loss........................                          (139,597)                    (139,597)
    Cash dividends on preferred
      stock.........................                           (15,221)                     (15,221)
    Cash dividends..................                            (5,989)                      (5,989)
    Capital stock expenses, net.....                 1,676                                    1,676
                                       ---------  ---------  ----------  --------------  -----------
Balance at December 31, 1997........    122,229    641,333     419,972             -      1,183,534

    Net loss........................                          (195,725)                    (195,725)
    Cash dividends..................                           (14,139)                     (14,139)
    Capital stock expenses, net.....                 2,764                                    2,764
    Capital contribution from
      Northeast Utilities...........                20,000                                   20,000
    Gain on repurchase of preferred
      stock.........................                    59                                       59
    Other comprehensive income......                                               378          378
                                       ---------  ---------  ----------  --------------  -----------
Balance at December 31, 1998........   $122,229   $664,156   $ 210,108   $         378   $  996,871
                                       =========  =========  ==========  ==============  ===========




(a) The company has dividend restrictions imposed by its long-term debt agreements. At December 31, 1998, these restrictions totaled approximately $540 million.


See accompanying notes to consolidated financial statements.




1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    A. About The Connecticut Light and Power Company
       The Connecticut Light and Power Company (the company or CL&P) and subsidiaries, Western Massachusetts Electric Company (WMECO), Holyoke Water Power Company (HWP), Public Service Company of New Hampshire
       (PSNH) and North Atlantic Energy Corporation (NAEC) are the operating subsidiaries comprising the Northeast Utilities system (the NU system) and are wholly owned by Northeast Utilities (NU).

       The NU system furnishes franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through CL&P, PSNH and WMECO. NAEC sells all of its entitlement to the capacity and output of the Seabrook nuclear power plant (Seabrook 1 or Seabrook) to PSNH under two life-of-unit, full cost recovery contracts. HWP also is engaged in the production and distribution of electric power. The NU system also furnishes firm and other wholesale electric services to various municipalities and other utilities, and participates in limited retail access programs, providing off-system retail electric service. The NU system serves in excess of 30 percent of New England's electric needs and is one of the 24 largest electric utility systems in the country as measured by revenues.

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

       Other wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing and other services to the NU system companies. Northeast Nuclear Energy Company (NNECO) acts as agent for the NU system companies and other New England utilities in operating the Millstone nuclear generating facilities. North Atlantic Energy Service Corporation (NAESCO) has operational responsibilities for Seabrook. In addition, CL&P and WMECO each have established a special purpose subsidiary whose business consists of the purchase and resale of receivables.

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

       SFAS 132 revises employers' disclosures about pension and other postretirement benefit plans, but it does not change the measurement or recognition of those plans. See Note 9, "Pension Benefits and Postretirement Benefits Other Than Pensions," for further information on CL&P's pension and postretirement benefits disclosures.

       SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities. This statement becomes effective for CL&P on January 1, 2000, and will require derivative instruments used by CL&P to be recognized on the balance sheets as assets or liabilities at fair value. CL&P uses derivative instruments for hedging purposes. The accounting for these hedging instruments will depend on which hedging classification each derivative instrument falls under, as defined by SFAS 133, offset by any changes in the market value of the hedged item. Based on the derivative instruments which currently are being utilized by CL&P to hedge some of its fuel price risks, there will be an impact on earnings upon adoption of SFAS 133 which management cannot estimate at this time. For further information see Note 12, "Fuel-Price Risk-Management."

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

    D. Investments and Jointly Owned Electric Utility Plant
       Regional Nuclear Generating Companies: CL&P owns common stock of four regional nuclear generating companies (Yankee companies) which are accounted for on the equity basis due to CL&P's ability to exercise significant influence over their operating and financial policies. CL&P's equity investments and ownership interests in the Yankee companies at December 31, 1998 are:

       (Thousands of Dollars, Except for Percentages)

       Connecticut Yankee Atomic
         Power Company (CYAPC).............   $36,254       34.5%
       Yankee Atomic Electric
         Company (YAEC)....................     4,882       24.5
       Maine Yankee Atomic Power
         Company (MYAPC)...................    10,400       12.0
       Vermont Yankee Nuclear
         Power Corporation (VYNPC).........     5,463        9.5
       Total Equity Investment.............   $56,999

       Each Yankee company owns a single nuclear generating unit. YAEC's, CYAPC's and MYAPC's nuclear power plants were shut down permanently on February 26, 1992, December 4, 1996, and August 6, 1997, respectively. For additional information on the Yankee companies, see Note 3, "Nuclear Decommissioning and Plant Closure Costs."

       Millstone:  CL&P has an 81 percent joint ownership in both
       Millstone 1, a 660-megawatt (MW) nuclear generating unit and Millstone 2, a 870-MW nuclear generating unit. CL&P has a 52.93 percent joint-ownership interest in Millstone 3, a 1,154-MW nuclear generating unit. During the third quarter of 1998, management decided to retire Millstone 1 and prepare for final decommissioning. For further information on the Millstone 1 closure, see Note 3, "Nuclear Decommissioning and Plant Closure Costs," and Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A). For further information on Millstone 2 and 3, see
       Note 3, "Nuclear Decommissioning and Plant Closure Costs," Note 11C, "Commitments and Contingencies - Nuclear Performance," and the MD&A.

       Seabrook 1: CL&P has a 4.06 percent joint ownership interest in Seabrook 1, a 1,148-MW nuclear generating unit.

       Plant-in-service and the accumulated provision for depreciation for CL&P's share of the three Millstone units and Seabrook are as follows:

                                                            At December 31,
       (Millions of Dollars)                             1998            1997

       Plant-in-service
       Millstone 1..................................  $     -         $  387.7
       Millstone 2..................................     759.3           694.7
       Millstone 3..................................   1,909.4         1,906.9
       Seabrook 1...................................     174.3           174.3
       Accumulated provision for depreciation
       Millstone 1..................................  $     -         $  172.0
       Millstone 2..................................     309.2           249.1
       Millstone 3..................................     609.3           552.7
       Seabrook 1...................................      39.3            33.9

       CL&P's share of Millstone and Seabrook 1 expenses are included in operating expenses on the accompanying Consolidated Statements of Income.

    E. Depreciation
       The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency.

       Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. The costs of closure and removal of non-nuclear facilities are accrued over the life of the plant as a component of depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.2 percent in 1998 and 3.8 percent in 1997 and 4.0 percent in 1996. See
       Note 3, "Nuclear Decommissioning and Plant Closure Costs," for information on nuclear decommissioning.

       At December 31, 1998 and 1997, the accumulated provision for depreciation included approximately $47.9 million and $45.8 million, respectively, accrued for the cost of removal, net of salvage value for non-nuclear generation property.

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

    G. Regulatory Accounting and Assets
       The accounting policies of CL&P and the accompanying consolidated financial statements conform to generally accepted accounting principles applicable to rate-regulated enterprises and reflect the effects of the ratemaking process in accordance with SFAS 71, "Accounting for the Effects of Certain Types of Regulation." Assuming a cost-of-service based regulatory structure, regulators may permit incurred costs, normally treated as expenses, to be deferred and recovered through future revenues. Through their actions, regulators may also reduce or eliminate the value of an asset, or create a liability. If CL&P was no longer subject to the provisions of SFAS 71, CL&P would be required to write off all of its related regulatory assets and liabilities unless there is a formal transition plan which provides for the recovery, through established rates, for the collection of these costs through a portion of the business which would remain regulated on a cost-of-service basis. At the time of transition, CL&P also would be required to determine any impairment of the carrying costs of deregulated plant and inventory assets.

       A restructuring program is being implemented within CL&P's jurisdiction, however, management continues to believe the application of SFAS 71 remains appropriate at this time. Once CL&P's restructuring plan has been formally approved by the appropriate regulatory agency and management can determine the impacts of restructuring, CL&P's generation business will no longer be rate regulated on a cost-of-service basis. The majority of CL&P's regulatory assets are related to its respective generation business. Management expects that CL&P's transmission and distribution business will continue to be rate-regulated on a cost-of-service basis and restructuring plans will allow for the recovery of regulatory assets through this portion of the business.

       For further information on CL&P's regulatory environment and the potential impacts of restructuring, see Note 11A, "Commitments and Contingencies - Restructuring," and the MD&A.

       Based on a current evaluation of the various factors and conditions that are expected to impact future cost recovery, management continues to believe it is probable that CL&P will recover its investments in long-lived assets, including regulatory assets.



       The components of CL&P's regulatory assets are as follows:

       At December 31,                                   1998            1997
                                                        (Thousands of Dollars)

       Income taxes, net (Note 1H)................   $  538,521      $  709,896
       Recoverable energy costs,
         net (Note 1I)............................      102,124         104,796
       Deferred demand-side management
         costs....................................       10,014          52,100
       Cogeneration costs.........................        5,779          33,505
       Unrecovered contractual
         obligations (Note 1J)....................      266,992         338,406
       Millstone 1 (Note 1K)......................      442,669            -
       Other......................................       49,739          54,115

                                                     $1,415,838      $1,292,818

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

       The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, which give rise to the accumulated deferred tax obligation is as follows:


       At December 31,                                   1998            1997
                                                        (Thousands of Dollars)

       Accelerated depreciation and other
         plant-related differences................   $1,002,725      $1,056,690

       Regulatory assets - income tax
         gross up.................................      279,823         304,276

       Net operating loss carryforwards...........       (7,777)         (7,670)

       Other......................................      (80,049)         (4,679)

                                                     $1,194,722       $1,348,617

       At December 31, 1998, CL&P had a state of Connecticut net operating loss carryforward of approximately $149 million which can be used against CL&P and its affiliates' combined Connecticut taxable income and which if unused, expires in the year 2002.

    I. Recoverable Energy Costs
       Under the Energy Policy Act of 1992 (Energy Act), CL&P is assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (D&D assessment). The Energy Act requires that regulators treat D&D assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates like any other fuel cost. CL&P is currently recovering these costs through rates.
       As of December 31, 1998, CL&P's total D&D deferrals were approximately $44.9 million.

       CL&P has in place an energy adjustment clause under which fuel prices above or below base-rate levels are charged or credited to customers. At December 31, 1998, recoverable energy costs included $78.1 million of costs previously deferred.

    J. Unrecovered Contractual Obligations
       Under the terms of contracts with MYAPC, CYAPC and YAEC, the shareholder-sponsor companies, including CL&P, PSNH and WMECO, are responsible for their proportionate share of the remaining costs of the units, including decommissioning. As management expects that the NU system companies will be allowed to recover these costs from their customers, the NU system companies have recorded regulatory assets, with corresponding obligations, on their respective balance sheets. For further information, see Note 3, "Nuclear Decommissioning and Plant Closure Costs."

    K. Millstone 1
       The Millstone 1 regulatory asset includes the recoverable portion of the undepreciated plant and related balances of approximately $129.5 million, and the regulatory asset associated with the decommissioning and closure obligation of $313.5 million. See Note 3, "Nuclear Decommissioning and Plant Closure Costs," for further information.

    L. Market Risk-Management Policies
       CL&P utilizes swap instruments to hedge well-defined risks associated with changes in fuel prices. To qualify for hedge treatment, the underlying hedged item must expose CL&P to risks associated with market fluctuations and the market-risk management instrument used must be designated as a hedge and must reduce the company's exposure to market fluctuations throughout the period.

       Amounts receivable or payable under fuel-price management instruments are recognized in operating expenses when realized. For further information, see Note 12, "Fuel-Price Risk- Management."

2.  LEASES

    CL&P finances its nuclear fuel for Millstone 2 and its respective share of the nuclear fuel for Millstone 3 under the Niantic Bay Fuel Trust
    (NBFT) capital lease agreement. This lease agreement has an expiration date of June 1, 2040. On June 5, 1998, the NBFT issued $180 million Series G intermediate term notes (ITNs) through a private placement offering. The five-year notes mature June 5, 2003 and will bear interest at a rate of 8.59 percent per annum, payable semiannually.
    At December 31, 1998, CL&P's capital lease obligation to the NBFT was approximately $144.8 million.

    The permanent shutdown of Millstone 1 in July 1998 afforded the NBFT ITN holders the right to seek repurchase of a pro rata share of their notes based upon the stipulated loss value of Millstone 1 fuel compared to the stipulated loss value of all fuel then under the NBFT, approximately
    $80 million. The shutdown also obligates CL&P to pay such amount to the NBFT under the NBFT lease whether or not any ITN holders request repurchase. CL&P is seeking consents from the ITN holders to amend this lease provision so that they will not be obligated to make this payment, but instead will issue an additional $80 million of collateral first mortgage bonds in mid-1999.

    CL&P makes quarterly lease payments for the cost of nuclear fuel consumed in the reactors based on a units-of-production method at rates which reflect estimated kilowatt-hours of energy provided plus financing costs associated with the fuel in the reactors. Upon permanent discharge from the reactors, ownership of the nuclear fuel transfers to CL&P. CL&P also has entered into lease agreements, some of which are capital leases, for the use of data processing and office equipment, vehicles, gas turbines, nuclear control room simulators and office space. The provisions of these lease agreements generally provide for renewal options.

    The following rental payments have been charged to expense:

       Year                  Capital Leases    Operating Leases

       1998................    $20,494,000        $17,914,000
       1997................     10,457,000         19,749,000
       1996................     17,993,000         22,032,000

    Interest included in capital lease rental payments was $14,083,000 in 1998, $9,948,000 in 1997 and $10,144,000 in 1996.



    Future minimum rental payments, excluding executory costs such as property taxes, state use taxes, insurance and maintenance, under long-term noncancelable leases as of December 31, 1998, are:

       Year                  Capital Leases    Operating Leases
                                  (Thousands of Dollars)

       1999................    $  2,900           $22,700
       2000................       2,900            21,200
       2001................       2,900            15,600
       2002................       3,000             6,700
       2003................       3,000             4,200
       After 2003..........      46,200            11,500

       Future minimum lease
         payments..........      60,900           $80,900

       Less amount
         representing
         interest..........      42,859


       Present value of
         future minimum
         lease payments....      18,041

       Present value of
         future nuclear
         fuel lease
         payments..........     144,843


       Present value of
         future minimum
         lease payments....    $162,884



3.  NUCLEAR DECOMMISSIONING AND PLANT CLOSURE COSTS

    Millstone 2 and 3 and Seabrook 1: CL&P's operating nuclear power plants have service lives that are expected to end during the years
    2015 through 2026. Upon retirement, these units must be decommissioned. Current decommissioning studies concluded that complete and immediate dismantlement at retirement continues to be the most viable and economic method of decommissioning the units. Decommissioning studies are reviewed and updated periodically to reflect changes in decommissioning requirements, costs, technology and inflation.

    The estimated cost of decommissioning CL&P's ownership share of Millstone 2, in year-end 1998 dollars, is $322.0 million. CL&P's ownership share of the estimated cost of decommissioning Millstone 3 and Seabrook 1 in year-end 1998 dollars, is $296.2 million and $19.9 million, respectively. Millstone 2 and 3 and Seabrook 1 decommissioning costs will be increased annually by their respective escalation rates. Nuclear decommissioning costs are accrued over the expected service lives of the units and are included in depreciation expense on the Consolidated Statements of Income. Nuclear decommissioning costs for these units amounted to $19.1 million in 1998 and $20.0 million each year in 1997 and 1996. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation on the Consolidated Balance Sheets. At December 31, 1998 and 1997, the decommissioning balance in the accumulated reserve for depreciation amounted to $165.6 million and $146.5 million, respectively.

    CL&P has established external decommissioning trusts for its portion of the costs of decommissioning Millstone 2 and 3. Payments for CL&P's portion of the cost of decommissioning Seabrook 1 are paid to an independent decommissioning financing fund managed by the state of New Hampshire. Funding of the estimated decommissioning costs assumes levelized collections for the Millstone units and escalated collections for Seabrook 1 and after-tax earnings on the Millstone and Seabrook decommissioning funds of approximately 5.5 percent and 6.5 percent, respectively.

    As of December 31, 1998, CL&P collected a total of $162.2 million through rates toward the future decommissioning costs of its share of Millstone 2 and 3, of which $142.8 million has been transferred to external decommissioning trusts. As of December 31, 1998, CL&P paid approximately $3.0 million into Seabrook 1's external decommissioning financing fund. Earnings on the decommissioning trusts and financing fund increase the decommissioning trust balance and the accumulated reserve for depreciation. Unrealized gains and losses associated with the decommissioning trusts and financing fund also impact the balance of the trusts and the accumulated reserve for depreciation. The fair value of the units in the external decommissioning trusts was $242.2 million at December 31, 1998.

    Changes in requirements or technology, the timing of funding or dismantling or adoption of a decommissioning method other than immediate dismantlement would change decommissioning cost estimates and the amounts required to be recovered. CL&P attempts to recover sufficient amounts through its allowed rates to cover its expected decommissioning costs. Only the portion of currently estimated total decommissioning costs that have been accepted by regulatory agencies is reflected in CL&P's rates. Based on present estimates and assuming its nuclear units operate to the end of their respective license periods, CL&P expects that the decommissioning trusts and financing fund will be substantially funded when the units are retired from service.

    Millstone 1: CL&P's share of the total estimated decommissioning costs for Millstone 1, which have been updated to reflect the early shutdown of the unit, are approximately $560.5 million as of December 31, 1998. The company has recorded the decommissioning and closure obligation as a liability. Nuclear decommissioning costs for Millstone 1 were $17.3 million in 1998, $17.7 million in 1997 and $17.8 million in 1996.

    In February 1999, the DPUC issued a decision on CL&P's rate case filing. The decision allowed for recovery over a three-year period, without a return, of $126.0 million of CL&P's remaining investment in Millstone 1. As a result, CL&P recorded an after-tax loss of approximately $80 million, related to the write down of its investment in Millstone 1.
    The decision allowed for the recovery of CL&P's decommissioning and closure obligations. Accordingly, CL&P recorded a regulatory asset for its portion of the decommissioning and closure obligation. For further information on the DPUC decision, see Note 1B, "Commitments and Contingencies - Rate Matters" and the MD&A.

    During 1998, CL&P recorded a loss of approximately $27.9 million related to the termination of approximately a 4.3 percent entitlement contract of CL&P's share of Millstone 1, formerly held by the Connecticut Municipal Electric Energy Cooperative.

    CL&P uses external trusts to fund the estimated decommissioning costs of Millstone 1. As of December 31, 1998, CL&P had collected a total of $151.7 million through rates toward the future decommissioning costs of its share of Millstone 1, of which $129.8 million has been transferred to external decommissioning trusts. At December 31, 1998, the fair market value of the balance in the external trusts was approximately $210.5 million.

    Yankee Companies: VYNPC owns and operates a nuclear generating unit with a service life that is expected to end in 2012. CL&P's ownership share of estimated costs, in year-end 1998 dollars, of decommissioning this unit is $50.4 million.

    At December 31, 1998, the remaining estimated obligation, including decommissioning, for the Yankee companies' nuclear generating facilities which have been shut down were:

                                                Total        CL&P's
    (Thousands of Dollars)                   Obligation      Share

    Maine Yankee.....................         $715,065     $ 85,808
    Connecticut Yankee...............         $498,557     $172,002
    Yankee Atomic....................         $ 81,699     $ 20,016

    For further information on the Yankee companies, see Note 11B, "Commitments and Contingencies - Rate Matters."

    For information on proposed changes to the accounting for decommissioning, see the MD&A.

4.  SHORT-TERM DEBT

    Limits: The amount of short-term borrowings that may be incurred by CL&P is subject to periodic approval by either the SEC under the 1935 Act or by the DPUC. SEC authorization allowed CL&P, as of January 1, 1999, to incur total short-term borrowings up to a maximum of $375 million. In addition, the charter of CL&P contains preferred stock provisions restricting the amount of unsecured debt the company may incur. As of December 31, 1998, CL&P's charter permits CL&P to incur an additional $466 million of unsecured debt.

    Credit Agreements: NU, CL&P and WMECO are parties to a $313.75 million revolving credit agreement (Credit Agreement). Under the Credit Agreement amended on September 11, 1998, CL&P and WMECO are able to borrow, subject to the availability of first mortgage bond collateral, up to $313.75 million and $150 million, respectively. At December 31, 1998, CL&P and WMECO have issued first mortgage bonds to enable borrowings under this facility up to a maximum of $225 million and $80 million, respectively. NU, which cannot issue first mortgage bonds, would be able to borrow up to $50 million if NU consolidated, CL&P and WMECO each meet certain interest coverage tests for two consecutive quarters. This requirement for NU has not been met. In addition, CL&P and WMECO each must meet certain minimum quarterly financial ratios to access the Credit Agreement. CL&P is currently in the process of obtaining a waiver of the equity financial ratio requirement for the quarter ended December 31, 1998. WMECO satisfied these ratios for the quarter ending December 31, 1998. In connection with obtaining the waiver for the equity test, NU's participation in the Credit Agreement will be terminated. The overall limit for all of the borrowing system companies under the entire Credit Agreement is $313.75 million. The companies are obligated to pay a facility fee of .50 percent per annum of each bank's total commitment under the Credit Agreement, which will expire in November 1999. At December 31, 1998 and 1997, there were $30 million and $50 million, respectively, in borrowings under this Credit Agreement. Of these amounts, CL&P had $10 million borrowed in 1998 and $35 million borrowed in 1997.

    Under the credit facility discussed above, CL&P may borrow funds on a short-term revolving basis under its agreement, using either fixed-rate loans or standby loans. Fixed rates are set using competitive bidding. Standby loans are based upon several alternative variable rates. The weighted average annual interest rate on CL&P's notes payable to banks outstanding on December 31, 1998 and 1997, was 6.53 percent and 6.95 percent, respectively.

    Money Pool: Certain subsidiaries of NU, including CL&P, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the NU system, and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily Federal Funds rate. Borrowings based on loans from NU parent, however, bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 1998 and 1997, CL&P had no borrowings and $61.3 million, respectively, of borrowings outstanding from the Pool. The interest rate on borrowings from the Pool on December 31, 1998 and 1997 was 5.8 percent, respectively. Maturities of short-term debt obligations were for periods of three months or less.

    For further information on short-term debt, including the ability to access these agreements, see the MD&A.


5.  PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION

    Details of preferred stock not subject to mandatory redemption are:

                         December 31,     Shares
                            1998        Outstanding
                          Redemption    December 31,        December 31,
Description                 Price          1998       1998     1997      1996
                                                     (Thousands of Dollars)

$1.90  Series of 1947      $52.50         163,912  $  8,196  $  8,196  $  8,196
$2.00  Series of 1947       54.00         336,088    16,804    16,804    16,804
$2.04  Series of 1949       52.00         100,000     5,000     5,000     5,000
$2.06  Series E of 1954     51.00         200,000    10,000    10,000    10,000
$2.09  Series F of 1955     51.00         100,000     5,000     5,000     5,000
$2.20  Series of 1949       52.50         200,000    10,000    10,000    10,000
$3.24  Series G of 1968     51.84         300,000    15,000    15,000    15,000
 3.90% Series of 1949       50.50         160,000     8,000     8,000     8,000
 4.50% Series of 1956       50.75         104,000     5,200     5,200     5,200
 4.50% Series of 1963       50.50         160,000     8,000     8,000     8,000
 4.96% Series of 1958       50.50         100,000     5,000     5,000     5,000
 5.28% Series of 1967       51.43         200,000    10,000    10,000    10,000
 6.56% Series of 1968       51.44         200,000    10,000    10,000    10,000
Total                                              $116,200  $116,200  $116,200

    All or any part of each outstanding series of such preferred stock may be redeemed by CL&P at any time at established redemption prices plus accrued dividends to the date of redemption.

6.  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION

    Details of preferred stock subject to mandatory redemption are:

                         December 31,      Shares
                            1998        Outstanding
                          Redemption    December 31,       December 31,
Description                Price*           1998      1998     1997      1996
                                                       (Thousands of Dollars)

7.23%  Series of 1992      $52.17       1,056,434   $ 52,822 $ 75,000 $ 75,000
5.30%  Series of 1993       51.00       1,329,340     66,467   80,000   80,000
                                                     119,289  155,000  155,000

Less preferred stock
  to be redeemed
  within one year......                   395,000     19,750    3,750     -

Total..................                             $ 99,539 $151,250 $155,000

*Each of these series is subject to certain refunding limitations for the first five years after they were issued. Redemption prices reduce in future years.

    The following table details redemption and sinking fund activity for preferred stock subject to mandatory redemption:

                                  Minimum
                                  Annual
                                Sinking-Fund          Shares Reacquired
    Series                      Requirement        1998     1997     1996
                           (Thousand of Dollars)

    7.23%  Series of 1992  (1)     $ 3,750        443,566     -        -
    5.30%  Series of 1993  (2)      16,000        270,660     -        -

    (1)  Sinking fund requirements commence September 1, 1998.
    (2)  Sinking fund requirements commence October 1, 1999.

         The minimum sinking-fund provisions of the series subject to mandatory redemption, for the years 1999 through 2003, aggregate approximately $19.8 million each year for 1999 through 2002 and $6.2 million for 2003. In case of default on sinking-fund payments, no payments may be made on any junior stock by way of dividends or otherwise (other than in shares of junior stock) so long as the default continues.
         If CL&P is in arrears in the payment of dividends on any outstanding shares of preferred stock, CL&P would be prohibited from redeeming or purchasing less than all of the preferred stock outstanding. All or part of each of the series named above may be redeemed by CL&P at any time at established redemption prices plus accrued dividends to the date of redemption, subject to certain refunding limitations.


7.  LONG-TERM DEBT

    Details of long-term debt outstanding are:
                                                    December 31,
                                                  1998        1997
                                              (Thousands of Dollars)
    First mortgage bonds:

    6 1/2%  Series T     due 1998..........   $    -      $   20,000
    7 1/4%  Series VV    due 1999..........       74,000      99,000
    5 1/2%  Series A     due 1999..........      140,000     140,000
    5 3/4%  Series XX    due 2000..........      200,000     200,000
    7 7/8%  Series A     due 2001..........      160,000     160,000
    7 3/4%  Series C     due 2002..........      200,000     200,000
    6 1/8%  Series B     due 2004..........      140,000     140,000
    7 3/8%  Series TT    due 2019..........       20,000      20,000
    7 1/2%  Series YY    due 2023..........      100,000     100,000
    8 1/2%  Series C     due 2024..........      115,000     115,000
    7 7/8%  Series D     due 2024..........      140,000     140,000
    7 3/8%  Series ZZ    due 2025..........      125,000     125,000
            Total                              1,414,000   1,459,000

    Pollution Control Notes:
      Variable rate, due 2016-2022.........       46,400      46,400
      Variable tax exempt, due 2028-2031...      377,500     377,500
    Fees and interest due for spent
      fuel disposal costs (Note 11E).......      175,022     166,458
    Other..................................           81          86
    Less amounts due within one year.......      214,005      20,011
    Unamortized premium and discount, net..       (5,045)     (6,117)
      Long-term debt, net..................   $1,793,953  $2,023,316

    Long-term debt and cash sinking-fund requirements on debt outstanding at December 31, 1998, for the years 1999 through 2002 are approximately $214.0 million, $200.0 million, $160.0 million, $200.0 million, respectively, and no requirements for 2003.

    All or any part of each outstanding series of first mortgage bonds may be redeemed by CL&P at any time at established redemption prices plus accrued interest to the date of redemption, except certain series which are subject to certain refunding limitations during their respective initial five-year redemption periods.

    Essentially all of CL&P's utility plant is subject to the lien of its first mortgage bond indenture. As of December 31, 1998 and 1997, CL&P has secured $369.3 million and $315.5 million, respectively, of pollution control notes with second mortgage liens on Millstone 1, junior to the lien of its first mortgage bond indenture. The average effective interest rate on the variable-rate pollution control notes ranged from 3.6 percent to 3.7 percent for 1998 and from 3.6 percent to
    3.7 percent for 1997.

    CL&P has $62 million of tax-exempt Pollution Control Revenue Bonds with a bond insurance secured by first mortgage bonds and a liquid facility.

8.  INCOME TAX EXPENSE

    The components of the federal and state income tax provisions were(credited)/ charged as follows:

    For the Years Ended December 31,        1998        1997         1996
                                               (Thousands of Dollars)

    Current income taxes:
      Federal.......................     $ (9,217)   $(53,339)    $ 30,650
      State.........................       (3,863)     (3,270)       9,789
        Total current...............     $(13,080)   $(56,609)    $ 40,439

    Deferred income taxes, net:
      Federal.......................      (34,880)      8,436      (22,866)
      State.........................      (17,553)    (11,470)      (9,409)
        Total deferred..............      (52,433)     (3,034)     (32,275)

    Investment tax credits, net.....      (13,256)     (7,366)      (7,367)
        Total income tax
        (credit)/expense............     $(78,769)   $(67,009)    $    797

    The components of total income tax expense are classified as follows:

    Income taxes charged to
      operating expenses............    $(11,642)    $(59,436)    $    957
    Other income taxes..............     (67,127)      (7,573)        (160)
    Total income tax
        (credit)/expense............    $(78,769)    $(67,009)    $    797



    Deferred income taxes are comprised of the tax effects of temporary differences as follows:

    For the Years Ended December 31,        1998        1997         1996
                                               (Thousands of Dollars)
    Depreciation, leased nuclear fuel,
      settlement credits and
      disposal costs................     $ (5,572)   $  11,991     $  3,981
    Energy adjustment clauses.......      (24,932)     (14,039)      (1,654)
    Demand-side management..........      (12,474)     (12,408)     (17,099)
    Nuclear plant deferrals.........          674       14,007      (18,861)
    Bond redemptions................          152       (1,339)      (1,789)
    Contractual settlements.........        1,252        1,754        2,513
    Pension accruals................        8,872        6,524        2,944
    State net operating loss
      carryforwards.................        1,150       (7,670)        -
    Millstone revenue out of
      rate base.....................      (18,080)        -            -
    Other...........................       (3,475)      (1,854)      (2,310)
    Deferred income taxes, net......     $(52,433)    $ (3,034)    $(32,275)

    A reconciliation between income tax expense and the expected tax expense at the applicable statutory rate is as follows:


    For the Years Ended December 31,        1998        1997         1996
                                               (Thousands of Dollars)

    Expected federal income tax at
      35 percent of pretax income...     $(96,073)    $(72,312)    $(18,257)
    Tax effect of differences:
      State income taxes, net of
        federal benefit.............       (7,358)      (8,966)         248
      Depreciation..................       25,368       18,944       20,470
      Amortization of
        regulatory assets...........       22,725        3,901        8,601
      Investment tax credit
        amortization and write off..      (13,256)      (7,366)      (7,367)
      Adjustment for prior years'
        taxes.......................      (10,991)         (10)        -
      Nondeductible penalties.......        2,551          (82)         717
      Other, net....................       (1,735)      (1,118)      (3,615)
          Total income tax
          (credits)/expense.........     $(78,769)    $(67,009)    $    797



9.  PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

    The NU system subsidiaries participate in a uniform noncontributory defined benefit retirement plan covering all regular NU system employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment. CL&P's direct portion of the NU system's pension cost/(credit), part of which was credited to utility plant, approximated $32.6 million in 1998, ($22.5) million in 1997 and ($8.8) million in 1996.

    Currently, CL&P annually funds an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets.

    The NU system's subsidiaries also provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees retiring from the company who have met specified service requirements. For current employees and certain retirees, the total benefit is limited to two times the 1993 per-retiree health care cost. These costs are charged to expense over the future estimated work life of the employee. CL&P is funding postretirement costs through external trusts. CL&P is funding, on an annual basis, amounts that have been rate-recovered and which also are tax deductible under the Internal Revenue Code.

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



    The components of net cost are:

                                             At December 31,
                                                           Postretirement
                                     Pension Benefits         Benefits
                                     1998       1997       1998        1997
    (Thousands of Dollars)

    Change in benefit
     obligation
    Benefit obligation at
     beginning of year...........$(531,564)  $(514,989)  $(126,576)  $(137,377)
    Service cost.................   (9,782)     (8,836)     (2,006)     (1,692)
    Interest Cost................  (37,452)    (37,938)     (9,221)     (9,152)
    Transfers....................   (6,324)      2,625        -           -
    Actuarial (loss)/gain........  (12,451)     (9,666)     (7,703)      8,475
    Benefits paid................   34,900      36,291      11,705      13,170
    Curtailments and Settlements.     -            949        -           -
    Benefit obligation at
      end of year................$(562,673)  $(531,564)  $(133,801)  $(126,576)

    Change in plan assets
    Fair value of plan assets at
      beginning of year..........$ 846,366   $ 736,448   $  46,055   $  38,783
    Actual return on  plan assets  117,889     148,834       6,143       7,639
    Employer contribution........     -           -         13,299      12,803
    Benefits paid................  (34,900)    (36,291)    (11,705)    (13,170)
    Transfers....................    6,324      (2,625)       -           -
    Fair value of plan assets
      at end of year.............$ 935,679   $ 846,366   $ 53,792    $  46,055
    Funded status at
      December 31................  373,006     314,802    (80,009)   $ (80,521)
    Unrecognized transition
      amount.....................   (5,525)     (6,445)   102,818      110,162
    Unrecognized prior service
      cost.......................    3,231       3,524       -            -
    Unrecognized net gain........ (295,763)   (269,560)   (22,809)     (29,641)
    Prepaid benefit cost.........$  74,949   $  42,321   $   -       $    -



    The following actuarial assumptions were used in calculating the plans' year-end funded status:

                                          At December 31,
                                                      Postretirement
                                 Pension Benefits        Benefits
                                  1998     1997        1998    1997
    Discount rate..............   7.00%    7.25%       7.00%   7.25%
    Compensation/
      progression rate.........   4.25%    4.25%       4.25%   4.25%
    Health care cost
      trend rate (a)...........    N/A      N/A        5.22%   5.76%

   (a) The annual growth in per capita cost of covered health care benefits was assumed to decrease to 4.40 percent by 2001.

   The components of net periodic benefit cost are:

   For the Years Ended December 31,

                                Pension Benefits        Postretirement Benefits
                             1998     1997     1996     1998     1997     1996
    (Thousands of Dollars)

Service cost.............. $ 9,782  $ 8,836  $ 9,058  $ 2,006  $ 1,692  $ 2,270
Interest cost.............  37,452   37,938   37,227    9,221    9,152   10,211
Expected return
  on plan assets.......... (68,364) (59,608) (52,258)  (3,555)  (3,132)    (981)
Amortization of
  unrecognized
  transition
  obligation/(asset)......    (921)    (921)    (921)   7,344    7,344    7,344
Amortization of prior
  service costs...........     292      292      292     -        -        -
Amortization of
  actuarial (gain)/loss... (10,873)  (8,085)  (5,062)    -        -        -
Other amortization,
  net.....................    -        -        -      (1,717)  (2,253)    (967)
Curtailments and
  settlements.............    -        (949)   2,838     -        -        -
Net periodic benefit
  cost/(credit)........... $32,632 $(22,497) $(8,826) $13,299  $12,803  $17,877



    For calculating pension and postretirement benefit costs, the following assumptions were used:

                                For the Years Ended December 31,
                                                            Postretirement
                                Pension Benefits               Benefits
                             1998     1997     1996     1998     1997     1996
Discount rate.............   7.25%    7.75%    7.50%    7.25%    7.75%    7.50%
Expected long-term
  rate of return..........   9.50%    9.25%    8.75%     N/A      N/A      N/A
Compensation/
  progression rate........   4.25%    4.75%    4.75%    4.25%    4.75%    4.75%
Long-term rate
  of return-
  Health assets,
    net of tax............    N/A      N/A      N/A     7.75%    7.50%    5.25%
  Life assets.............    N/A      N/A      N/A     9.50%    9.25%    8.75%

    Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

                                   One Percentage    One Percentage
    (Thousands of Dollars)         Point Increase    Point Decrease

    Effect on  total service
      and interest cost
      components...............       $  553            $  (560)
    Effect on post-
      retirement benefit
      obligation...............        7,358             (7,275)

    The trust holding the health plan assets is subject to federal income taxes at a 39.6 percent tax rate.


10. SALE OF CUSTOMER RECEIVABLES AND ACCRUED UTILITY REVENUES
    CL&P has entered into an agreement to sell up to $200 million of undivided ownership interests in eligible customer receivables and accrued utility revenues (receivables).

    CL&P has established a special purpose, wholly owned subsidiary whose business consists of the purchase and resale of receivables, CL&P Receivables Corporation (CRC). For receivables sold, CL&P has retained collection responsibilities as agent for the purchaser under the company's agreement. As collections reduce previously sold receivables, new receivables may be sold. At December 31, 1998, approximately $105 million of receivables had been sold to third-party purchasers by CL&P. All receivables sold to CRC are not available to pay CL&P's creditors.

    The receivables are sold to a third-party purchaser with limited recourse. The sales agreements provide for a formula-based loss reserve in which additional receivables may be assigned to the third-party purchaser for costs such as bad debt. The third-party purchaser absorbs the excess amount in the event that actual loss experience exceeds the loss reserve. At December 31, 1998, approximately $11.6 million was the formula-based amount of credit exposure and has been reserved as collateral by CRC. Historical losses for bad debt for CL&P has been substantially less.

    Concentrations of credit risk to the purchaser under CL&P's agreement with respect to the receivables are limited due to CL&P's diverse customer base within its service territory.

11. COMMITMENTS AND CONTINGENCIES

    A. Restructuring
       During April 1998, the utility restructuring bill was signed into law by the governor of the state of Connecticut. The legislation provides for electric utilities, including CL&P, to recover stranded costs. The legislation also allows for securitization of generation-related regulatory assets and the costs associated with renegotiated above-market purchased-power contracts and requires divestiture of generation-related assets through public auction.

       As a result of the restructuring legislation, CL&P will sell non-nuclear generating assets and purchased-power contracts with nonutility generators through public auction. CL&P also will transfer its ownership interests in Millstone 2 and 3 and Seabrook to a corporate affiliate or division, subject to prior federal regulatory approvals, which would assume CL&P's responsibilities related to the plants for the period prior to offering them for the sale. In February 1999, the DPUC announced the offering for sale of CL&P's fossil fueled and hydroelectric generating facilities. Interested parties will be required to submit nonbinding bids by April 8, 1999. A smaller field of qualified bidders will be selected to participate in the second round of the auction and will be invited to submit binding bids. A winning bidder will be chosen by mid-1999 and the sale will be completed by the end of 1999. At December 31, 1998, the book value of assets to be auctioned during 1999 was approximately $170 million.

       After restructuring is complete, CL&P will be an electric transmission and distribution company which will continue to provide transmission and distribution services on a cost-of-service basis.

       Management continues to believe that it is probable that CL&P will fully recover its prudently incurred costs, including regulatory assets and stranded investments.

    B. Rate Matters
       On February 25, 1998, the DPUC issued its decision in CL&P's Interim Rate case. During the period from March 1, 1998 through September 28, 1998, rates were charged under an interim rate which required a $30.5 million annual credit to customer bills to reflect the removal of Millstone 1 from rates.

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

       On June 1, 1998, CL&P filed its rate application for a comprehensive rate proceeding. On February 5, 1999, the DPUC
       issued its final decision in CL&P's rate case.   The DPUC concluded
       that CL&P's annual revenue requirements should be reduced by approximately $232 million, or 9.68 percent, through a combination of a 4 percent reduction to CL&P's rates and accelerated amortization of approximately $136 million of its deferred tax regulatory asset. The decision is retroactive to September 28, 1998. The retroactive portion of the decision did not require a base-rate decrease. It resulted in accelerated amortization of the deferred tax regulatory asset in the amount of $27.6 million. The decision also resulted in an after-tax write-off of approximately $80 million related to CL&P's investment in Millstone 1. For further information, see Note 3, "Nuclear Decommissioning and Plant Closure Costs," and the MD&A.

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

       If upheld, CYAPC's management has estimated the effect of the ALJ decision on CYAPC's earnings would be approximately $37.5 million, of which CL&P's share would be approximately $6.4 million. NU management cannot predict the ultimate outcome of the hearing at this time, however, management believes that the associated regulatory assets are probable of recovery.

    C. Nuclear Performance
       Millstone: The three Millstone units are managed by NNECO. All three units were placed on the NRC watch list on January 29, 1996. The units cannot be restarted without appropriate NRC approvals. Millstone 3 has received these approvals and resumed operation in July 1998. Restart efforts continue for Millstone 2 and it is expected to be ready to restart in the spring of 1999. The estimated replacement power costs are approximately $7 million per month while Millstone 2 remains out of service. In July 1998, CL&P and WMECO decided to retire Millstone 1 and prepare for final decommissioning.

       Litigation: Certain of the non-NU joint owners of Millstone 3 have filed demands for arbitration with CL&P and WMECO as well as lawsuits in Massachusetts Superior Court against NU and its current and former trustees related to the company's operation of Millstone 3. The arbitrations and lawsuits seek to recover compensatory damages in excess of $200 million, together with punitive damages, treble damages and attorney's fees. Management cannot estimate the potential outcome of these suits but believes there is no legal basis for the claims and intends to defend against them vigorously.

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

       Environmental requirements could hinder the construction of new generating units, transmission and distribution lines, substations and other facilities. Changing environmental requirements could also require extensive and costly modifications to CL&P's existing generating units and transmission and distribution systems, and could raise operating costs significantly. As a result, CL&P may incur significant additional environmental costs, greater than amounts included in cost of removal and other reserves, in connection with the generation and transmission of electricity and the storage, transportation and disposal of byproducts and wastes. CL&P also may encounter significantly increased costs to remedy the environmental effects of prior waste handling activities. The cumulative long-term cost impact of increasingly stringent environmental requirements cannot be estimated accurately.

       CL&P has recorded a liability based upon currently available information for the estimated environmental remediation costs that it expects to incur. In most cases, additional future environmental cleanup costs are not reasonably estimable due to a number of factors, including the unknown magnitude of possible contamination, the appropriate remediation methods, the possible effects of future legislation or regulation and the possible effects of technological changes. At December 31, 1998, the liability recorded by CL&P for its estimated environmental remediation costs, not considering any possible recoveries from third parties, amounted to approximately $8.0 million, within a range of $8.0 million to $19.3 million.

       CL&P has received proceeds from several insurance carriers for the settlement with certain insurance companies of all past, present and future environmental matters. As a result of these settlements, CL&P will retain the risk loss, in part, for some environmental remediation costs.

       CL&P cannot estimate the potential liability for future claims, including environmental remediation costs, that may be brought against it. However, considering known facts, existing laws and regulatory practices, management does not believe the matters disclosed above will have a material effect on the NU system's financial position or future results of operations.

    E. Spent Nuclear Fuel Disposal Costs
       Under the Nuclear Waste Policy Act of 1982, CL&P must pay the United States Department of Energy (DOE) for the disposal of spent nuclear fuel and high-level radioactive waste. The DOE is responsible for the selection and development of repositories for, and the disposal of, spent nuclear fuel and high-level radioactive waste. Fees for nuclear fuel burned on or after April 7, 1983, are billed currently to customers and paid to the DOE on a quarterly basis. For nuclear fuel used to generate electricity prior to April 7, 1983 (prior period fuel), payment must be made prior to the first delivery of spent fuel to the DOE. Until such payment is made, the outstanding balance will continue to accrue interest at the three-month Treasury Bill Yield Rate. At December 31, 1998, fees due to the DOE for the disposal of prior period fuel were approximately $175.0 million, including interest costs of $108.5 million.

       The DOE was originally scheduled to begin accepting delivery of spent fuel in 1998. However, delays in identifying a permanent storage site have continually postponed plans for the DOE's long-
       term storage and disposal site.   Extended delays or a default by
       the DOE could lead to consideration of costly alternatives. The company has primary responsibility for the interim storage of its spent nuclear fuel. Adequate storage capacity exists to accommodate all spent nuclear fuel at Millstone 1. With the addition of new storage racks, storage facilities for Millstone 3 are expected to be adequate for the projected life of the unit. With the implementation of currently planned modifications, the storage facilities for Millstone 2 are expected to be adequate to accommodate a full-core discharge from the reactor until 2005. Fuel consolidation, which has been licensed for Millstone 2, could provide adequate storage capability for its projected life. Seabrook is expected to have spent fuel storage capacity until at least 2010. Meeting spent fuel storage requirements beyond these periods could require new and separate storage facilities, the costs for which have not been determined.

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

    F. Nuclear Insurance Contingencies
       Under certain circumstances, in the event of a nuclear incident at one of the nuclear facilities in the country covered by the federal government's third-party liability indemnification program, an owner of a nuclear unit could be assessed in proportion to its ownership interest in each of its nuclear units up to $83.9 million. Payments of this assessment would be limited to $10.0 million in any one year per nuclear incident based upon the owner's pro rata ownership interest in each of its nuclear units. In addition, the owner would be subject to an additional 5 percent or $4.2 million, in proportion to its ownership interests in each of its nuclear units, if the sum of all claims and costs from any one nuclear incident exceeds the maximum amount of financial protection. Based upon its ownership interests in Millstone 1, 2 and 3 and in Seabrook 1, CL&P's maximum liability, including any additional assessments, would be $192.9 million per incident, of which payments would be limited to $21.9 million per year. In addition, through power purchase contracts with VYNPC and CYAPC, CL&P would be responsible for up to an additional $8.4 million per incident, of which payments would be limited to $1.0 million per year.

       Insurance has been purchased to cover the primary cost of repair, replacement or decontamination of utility property resulting from insured occurrences. CL&P is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessment against CL&P with respect to losses arising during the current policy year is approximately $9.5 million under the primary property insurance program.

       Insurance has been purchased to cover certain extra costs incurred in obtaining replacement power during prolonged accidental outages and the excess cost of repair, replacement or decontamination or premature decommissioning of utility property resulting from insured occurrences. CL&P is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessments against CL&P with respect to losses arising during current policy years are approximately $4.6 million under the replacement power policies and $10.0 million under the excess property damage, decontamination and decommissioning policies. The cost of a nuclear incident could exceed available insurance proceeds.

       Insurance has been purchased aggregating $200 million on an industry basis for coverage of worker claims.

    G. Construction Program
       The construction program is subject to periodic review and revision by management. CL&P currently forecasts construction expenditures of approximately $1.5 billion for the years 1999-2003, including $231 million for 1999. In addition, CL&P estimates that nuclear fuel requirements, including nuclear fuel financed through the NBFT, will be approximately $158.5 million for the years 1999-2003, including $25.2 million for 1999. See Note 2, "Leases," for additional information about the financing of nuclear fuel.

    H. Long-Term Contractual Arrangements
       Yankee Companies: CL&P, WMECO and PSNH rely on VY for approximately 1.4 percent of their capacity under long-term contracts. Under the terms of their agreements, the NU system companies pay their ownership (or entitlement) shares of costs which include depreciation, operation and maintenance expenses, taxes, the estimated cost of decommissioning and a return on invested capital. These costs are recorded as purchased-power expense and are recovered through the companies' rates. CL&P's total cost of purchases under contracts with VYNPC amounted to $15.9 million in 1998, $14.1 million in 1997 and $14.8 million in 1996.

       Nonutility Generators: CL&P has entered into various arrangements for the purchase of capacity and energy from nonutility generators
       (NUGs). These arrangements have terms from 10 to 30 years, currently expiring in the years 1999 through 2029, and require
       CL&P to purchase energy at specified prices or formula rates. For the 12-month period ending December 31, 1998, approximately 13 percent of NU system electricity requirements were met by NUGs. CL&P's total cost of purchases under these arrangements amounted to $290.7 million in 1998, $283.2 million in 1997 and $279.5 million in 1996.

       Hydro-Quebec: Along with other New England utilities, CL&P, PSNH, WMECO and HWP have entered into agreements to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. CL&P is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M and capital costs of these facilities.

       Estimated Annual Costs: The estimated annual costs of CL&P's significant long-term contractual arrangements are as follows:


                          1999    2000     2001     2002     2003
                                   (Millions of Dollars)

    VYNPC               $ 17.0   $ 15.8   $ 17.2   $ 17.5   $ 16.3
    NUGs                 290.3    298.7    292.3    296.1    301.6
    Hydro-Quebec          18.3     17.6     17.1     16.7     16.2



12. FUEL-PRICE RISK-MANAGEMENT

    CL&P uses swap instruments with financial institutions to hedge against some of the fuel price risk created by long-term negotiated energy contracts. These agreements minimize exposure associated with rising fuel prices by managing a portion of CL&P's cost of producing power for these negotiated energy contracts. As of December 31, 1998, CL&P had outstanding agreements with a total notional value of approximately $422.2 million and a negative mark-to-market position of approximately $44.9 million.

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

    These agreements have been made with various financial institutions, each of which is rated "A3" or better by Moody's rating group. CL&P will be exposed to credit risk on its respective market risk management instruments if the counterparties fail to perform their obligations. However, management anticipates that the counterparties will be able to fully satisfy their obligations under the agreements.

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

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

    Supplemental Executive Retirement Plan investments: SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," requires investments in debt and equity securities to be presented at fair value. As a result of this requirement, the investments having a cost basis of $5.4 million held for benefit of the Supplemental Executive Retirement Plan were recorded on the Consolidated Balance Sheets at their fair market value at December 31, 1998 of $8.7 million.

    Nuclear decommissioning trusts: The investments held in the NU system companies' nuclear decommissioning trusts were adjusted to market by approximately $110.4 million as of December 31, 1998 and $69.6 million as of December 31, 1997, with corresponding offsets to the accumulated provision for depreciation. The amounts adjusted in 1998 and in 1997 represent cumulative net unrealized gains. The cumulative gross unrealized holding losses were immaterial for both 1998 and 1997.

    Preferred stock and long-term debt: The fair value of the NU system's fixed-rate securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value. The carrying amounts of CL&P's financial instruments and the estimated fair values are as follows:


                                          Carrying         Fair
    At December 31, 1998                   Amount          Value
                                          (Thousands of Dollars)

    Preferred stock not subject
      to mandatory redemption..........   $  116,200     $   77,217

    Preferred stock subject to
      mandatory redemption.............      119,289        108,108

    Long-term debt -
      First mortgage bonds.............    1,414,000      1,421,926

      Other long-term debt.............      599,003        601,158

    MIPS...............................      100,000        102,000




                                          Carrying         Fair
    At December 31, 1997                   Amount          Value
                                          (Thousands of Dollars)

    Preferred stock not subject
      to mandatory redemption..........   $  116,200     $  62,889

    Preferred stock subject to
      mandatory redemption.............      155,000       135,600

    Long-term debt -
      First mortgage bonds.............    1,459,000     1,435,772

      Other long-term debt.............      590,443       590,443

    MIPS...............................      100,000       100,760


    The fair values shown above have been reported to meet disclosure requirements and do not purport to represent the amounts at which those obligations would be settled.



15. OTHER COMPREHENSIVE INCOME

    During 1998, CL&P adopted SFAS 130, "Reporting Comprehensive Income," which established standards for reporting and displaying comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. During 1997 and 1996, CL&P had no material other comprehensive income items.

    The accumulated balance for each other comprehensive income item is as follows:

                                                    Current
                                     December 31,   Period    December 31,
                                        1997        Change       1998
    (Thousands of Dollars)
    Unrealized gain on
      securities..................     $  -          $ 638       $ 638
    Minimum pension
      liability adjustment........        -           (260)       (260)
    Accumulated other
      comprehensive income........     $  -          $ 378       $ 378


    The changes in the components of other comprehensive income are reported on the Consolidated Statements of Comprehensive Income net of the following income tax effects.

                                        1998         1997        1996
    (Thousands of Dollars)
    Unrealized gain on
      securities..................     $(446)        $  -        $  -
    Minimum pension
      liability adjustment........       182            -           -
    Other comprehensive
      income......................     $(264)        $  -        $  -




To the Board of Directors
   of The Connecticut Light and Power Company:

    We have audited the accompanying consolidated balance sheets of The Connecticut Light and Power Company (a Connecticut corporation and a wholly owned subsidiary of Northeast Utilities) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, common stockholder's equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Connecticut Light and Power Company and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



                                             /s/ ARTHUR ANDERSEN LLP

                                                 ARTHUR ANDERSEN LLP



Hartford, Connecticut
February 23, 1999




The Connecticut Light and Power Company and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section contains management's assessment of Connecticut Light and Power's (CL&P or the company) financial condition and the principal factors having an impact on the results of operations. The company is a wholly-owned subsidiary of Northeast Utilities (NU). This discussion should be read in conjunction with the company's consolidated financial statements and footnotes.

FINANCIAL CONDITION

CL&P's financial outlook improved in 1998 despite reductions in retail rates. The improved outlook is a result of the successful restart of the Millstone 3 nuclear power plant, significant progress toward the restart of Millstone 2 and significant reductions in operating expenses.

CL&P had a net loss of approximately $196 million in 1998, compared to a net loss of approximately $140 million in 1997. The greater loss in 1998 was the result of significant write-offs of the company's investment in the retired Millstone 1 nuclear power plant and the accelerated amortization of regulatory assets as ordered by Connecticut regulators in a February 1999 retail rate decision.

Operation and maintenance (O&M) costs at Millstone Station declined to $315 million in 1998 from $440 million in 1997. These decreases were driven primarily by the decision to retire Millstone 1 and the return to service of Millstone 3. In addition, total fuel and purchased power costs decreased to $887 million in 1998 as compared to $977 million in 1997, primarily due to the restart of Millstone 3.

Total revenues fell 3 percent to $2.39 billion in 1998 from $2.47 billion in 1997. The fall in revenues occurred despite a 2.2 percent increase in retail kilowatt-hour sales for the year. The lower revenues resulted primarily from the removal of the Millstone units from the company's retail rate base.

Also offsetting the lower O&M were significant increases in certain noncash expenses. Primarily as a result of Connecticut regulatory decisions, amortization of regulatory assets totaled $121 million in 1998, up from $62 million in 1997.

CL&P's ability to improve its financial performance in 1999 will depend primarily on its success in bringing Millstone 2 back on line, and further reducing its operating costs to help offset continued downward pressure on retail revenues. CL&P will continue to be negatively impacted by the $232 million reduction in revenue requirements ordered by Connecticut state regulators in February 1999.

Restructuring

Although CL&P continues to operate under cost-of-service based regulation, future rates and the recovery of stranded costs are issues that will be addressed as restructuring legislation is implemented. Stranded costs are expenditures or commitments that have been made to meet public service obligations with the expectation that they would be recovered from customers. However, under certain circumstances these costs might not be recoverable from customers in a fully competitive electric utility industry (i.e., the costs may result in above-market energy prices).

CL&P has exposure to stranded costs for its investments in high-cost nuclear generating plants, state-mandated purchased-power obligations and significant regulatory assets. As of December 31, 1998, CL&P's net investment in nuclear generating plants was approximately $1.9 billion and its regulatory assets were approximately $1.4 billion. CL&P's financial strength will be negatively affected if it is unable to recover past investments and commitments.

In April 1998, Connecticut enacted comprehensive electric utility restructuring legislation. The act provides for rates to be capped at December 31, 1996, levels until December 31, 1999. Retail choice will be phased in over six months beginning January 1, 2000, and will extend to all retail customers by July 2000. Customers not choosing an alternate supplier can continue to receive service until January 2004 at a rate that is at least 10 percent less than 1996 rates. The law allows for recovery of all prudently incurred stranded costs and mandates the functional separation of competitive and regulated businesses. To qualify for stranded cost recovery, CL&P must auction off its fossil and hydroelectric generating facilities prior to January 2000, and its nuclear generating assets prior to January 2004. CL&P also received regulatory approval to auction any of its purchased-power contracts which cannot be renegotiated by March 1999.

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

As a result of the corporate unbundling and divestiture proposals, CL&P would redefine itself as a distribution company under the restructuring legislation, and would provide generation services only to the extent necessary to provide standard offer, backup and default services as required by customers who have not chosen an alternate energy supplier.

Rate Matters

In February 1999, the DPUC issued a final order in CL&P's retail rate proceeding reducing CL&P's revenue requirements by $232 million retroactive to September 28, 1998. To implement that reduction, the DPUC ordered CL&P to reduce its retail base rates by approximately $96 million annually and to increase its amortization of regulatory assets by $136 million annually. The rate order allowed CL&P to earn a return on equity of 10.3 percent. The DPUC also said it would allow CL&P to recover only $126 million of its investment in Millstone 1 undepreciated plant and related assets. As a result of this decision, CL&P reflected in 1998 a one-time pre-tax charge of $116.5 million and began amortizing its remaining Millstone 1 investment over three years.

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

Millstone Nuclear Units
CL&P owns 81.0 percent of Millstone 2 and approximately 52.9 percent of Millstone 3. CL&P's poor financial performance from 1996 through 1998 was primarily due to the lengthy outages at Millstone. Costs peaked in 1997 when replacement power costs and operation and maintenance costs totaled nearly $730 million. In 1998, Millstone-related costs fell significantly as Millstone 3 returned to service and Millstone 1 began to prepare for decommissioning.

After a 27-month outage, Millstone 3 received Nuclear Regulatory Commission
(NRC) permission to restart in June 1998 and reached full power in July. The unit achieved a capacity factor of approximately 70 percent in 1998 following its return to service. CL&P's share of the operation, maintenance and replacement power costs associated with Millstone 3 totaled approximately $131 million in 1998, down from $241 million in 1997. The unit remains on the NRC's watch list with a Category 2 designation, which means that it will continue to be subject to heightened NRC oversight. A refueling and maintenance outage is scheduled to begin in May 1999.

Millstone 2 remains on the NRC watch list with a Category 3 designation, meaning that NRC commissioners must formally vote to allow restart.
Key steps before restart include final verification that the unit is in conformance with its design and licensing basis; that management processes support safe and conservative operations; and that the employees are effective at identifying and correcting deficiencies at the unit. Millstone 2 is on schedule for a spring 1999 restart following final NRC review and approval. Millstone 2's return is expected to restore $6.6 million a month in noncash revenues to CL&P, reduce fuel and purchased-power expense by approximately $7 million a month, and significantly reduce the unit's operation and maintenance expenses, which totaled $178 million in 1998.
In a July 1998 filing with the DPUC, management concluded that Millstone 2 had over $400 million of economic value over the 17 years remaining on its license life. In its February rate decision, the DPUC concurred that the unit was economic for customers and ordered it to be restored to CL&P rate base once it operates at 75 percent or more power for 100 consecutive hours.

Liquidity

CL&P successfully refinanced more than $600 million in expiring debt obligations and bank commitments in 1998 despite a significant reported loss. CL&P converted a total of $362 million variable-rate tax exempt debt to fixed-rate tax exempt debt carrying interest rates of 5.85 to 5.95 percent. Niantic Bay Fuel Trust (NBFT), which finances CL&P's and WMECO's nuclear fuel at Millstone, refinanced maturing notes and bank lines through the issuance of $180 million of five-year 8.59 percent notes. The success in refinancing CL&P's obligations was due primarily to the progress shown in 1998 by returning Millstone 3 to service and improved cash flows.

Net cash flows from operations totaled approximately $389 million in 1998, up sharply from $73 million in 1997. Approximately $208 million of net cash flow was used for investment activities, including construction expenditures and investments in nuclear decommissioning trusts, compared with $144 million in 1997. Another $14 million was used to pay preferred dividends, compared with $21 million in common and preferred dividends in 1997. The balance of cash used for financing activities, approximately $167 million, was used to pay off long-term, short-term debt and preferred stock, a significant shift from 1997 when net debt and preferred stock levels increased by $92 million.

The return to service of Millstone 3 and resulting reduction in costs stabilized the NU system's credit ratings in mid-1998 after repeated downgrades in 1996 and 1997. Moody's Investors Service, which had downgraded CL&P, WMECO, and NU debt in April 1998, upgraded those same ratings in July 1998 and established a "positive" outlook. Also in July, Standard & Poor's (S&P) removed the NU system from "CreditWatch--negative" for the first time in more than two years. In September 1998, S&P upgraded CL&P, WMECO and PSNH first mortgage bonds.

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

The $313.75 million revolving credit line will expire on November 21, 1999. As of February 23, 1999, CL&P had $165 million outstanding under that line. CL&P met a $140 million bond maturity on February 1, 1999. Management expects those borrowings to increase further in the first half of 1999 as CL&P pays off a $74 million bond issue that matures July 1, 1999.

CL&P has also arranged financing agreements through the sale of its accounts receivables. CL&P can finance up to $200 million through these facilities. As of December 31, 1998, CL&P had financed $105 million through its accounts receivable line.

For additional information on the sales of accounts receivable, see "Notes to Consolidated Financial Statements," Note 10.

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

The permanent shutdown of Millstone 1 in July 1998 could require CL&P and WMECO to immediately repay the NBFT approximately $80 million of capital lease obligations. CL&P is seeking consents from the note holders to amend the lease so that they will not be obligated to make this payment. As consideration for the note holders' consents, the companies intend to issue an additional $80 million of first mortgage bonds in mid-1999.

Nuclear Decommissioning

The staff of the SEC has questioned certain current accounting practices of the electric utility industry, regarding the recognition, measurement and classification of decommissioning costs for nuclear generating units in the financial statements. In response to these questions, the Financial Accounting Standards Board (FASB) had agreed to review the accounting for closure and removal costs, including decommissioning. If current electric utility industry accounting practices for nuclear power plant decommissioning are changed, the annual provision for decommissioning could increase relative to 1998, and the estimated cost for decommissioning could be recorded as a liability (rather than as accumulated depreciation), with recognition of an increase in the cost of the related nuclear power plant. As management believes decommissioning costs will continue to be recovered through rates, changes to the accounting will not affect net income.

Millstone 1

CL&P has an ownership interest of 81 percent in Millstone 1. Based on a continued unit operation study filed with the DPUC in July 1998, CL&P and WMECO decided to retire Millstone 1 and begin decommissioning activities. Subsequently, Millstone 1 was removed from the NRC's watch list.

CL&P's share of the total estimated decommissioning costs for Millstone 1, which have been updated to reflect the early shutdown of the unit, is approximately $560.5 million in December 1998 dollars. CL&P uses external trusts to fund the decommissioning costs. In 1998, CL&P recorded a charge of approximately $143.2 million for the write-off of its investment in Millstone 1 as a result of the February 1999 rate decision and an earlier settlement with the Connecticut Municipal Electric Energy Cooperative (CMEEC). At December 31, 1998, CL&P had unrecovered plant and related assets for Millstone 1 of $129.5 million and an unrecovered decommissioning obligation of $313.5 million. These amounts have been recorded as a regulatory asset, while decommissioning and closure obligations have been recorded as a liability. CL&P has been allowed to recover its remaining investment in Millstone 1 over three years beginning October 1998. The rate decision also stated that CL&P would be allowed to recover its decommissioning costs and could defer pre-decommissioning costs commencing July 1, 1999 for future recovery.

Yankee Companies

CL&P has a 34.5 percent ownership interest in the Connecticut Yankee Atomic Power Company (CYAPC), a 24.5 percent ownership interest in Yankee Atomic Electric Company (YAEC), a 12 percent ownership interest in Maine Yankee Atomic Power Company (MYAPC) and a 9.5 percent ownership interest in Vermont Yankee Nuclear Power Corporation (VYNPC). The nuclear plants owned by YAEC, CYAPC and MYAPC were shut down permanently on February 26, 1992, December 4, 1996, and August 6, 1997, respectively.

At December 31, 1998, CL&P's share of its estimated remaining contract obligations, including decommissioning, amounted to approximately $277.8 million; $20.0 million for YAEC, $172.0 million for CYAPC and $85.8 million for MYAPC. Under the terms of the contracts with the Yankee companies, CL&P is responsible for its proportionate share of the costs of the units including decommissioning. Management expects to recover these costs from customers. Accordingly, CL&P has recognized these costs as a regulatory asset, with a corresponding obligation on its balance sheet.

CL&P has exposure for its investment in CYAPC as a result of an initial decision at the Federal Energy Regulatory Commission (FERC). Additionally, in January 1999, MYAPC filed an offer of settlement which, if accepted by the FERC, will resolve all the issues in the FERC decommissioning rate case proceeding. CL&P management cannot predict the ultimate outcome of the FERC proceedings at this time, but believes that the associated regulatory assets are probable of recovery. For further information on these proceedings see "Notes to Consolidated Financial Statements," Note 11B.

CL&P's ownership share of the estimated costs of decommissioning the nuclear plant owned by VYNPC is approximately $50.4 million in year-end 1998 dollars.

Millstone 2, 3 and Seabrook 1

CL&P's estimated cost to decommission its shares of Millstone 2, Millstone 3 and Seabrook 1 is approximately $638 million in year-end 1998 dollars. These costs are being recognized over the lives of the respective units with a portion currently being recovered through rates. As of December 31, 1998, the market value of the contributions already made to the decommissioning trusts, including their investment returns, was approximately $242 million. See the "Notes to Consolidated Financial Statements," Note 3, for further information on nuclear decommissioning.

Year 2000 Issues

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

Although the identification and detailed assessment phases are complete, newly identified items, such as new software purchases, are added to the inventory as they are identified and are subject to detailed assessment and, if needed, remediation. The NU system purchasing policies require newly purchased software and devices to be year 2000 compliant. None of these newly identified items are expected to materially impact completion of the remediation phase.

The NU system has identified and inventoried 2,497 computer systems (software) and over 24,000 devices (hardware) broken down into 3,450 device types containing date-sensitive computer chips. As of December 31, 1998, 73 percent of the software systems and 81 percent of the hardware were year 2000 ready.

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

The NU system also has worked actively with the Independent System Operator
(ISO) New England, the operator of the New England power grid and with the North American Electric Reliability Council to provide for the year 2000 readiness of the New England power grid.

The NU system has utilized both internal and external resources to identify, assess, test and reprogram or replace the computer systems for year 2000 readiness. The current projected total cost of the Year 2000 Program to the NU system is $30 million. The total estimated remaining cost is $18 million, which is being funded through operating cash flows. The majority of these costs will be expensed as incurred in 1999. Since 1996, the NU system has incurred and expensed approximately $12 million related to year 2000 readiness efforts. Total expenditures related to the year 2000 are not expected to have a material effect on the operations or financial condition of the NU system.

The costs of the project and the date on which the NU system plans to complete the year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third-party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ materially from those plans. If the NU system's remediation plans or those of third parties are not successful, there could be a significant
disruption of the NU system's operations.   The most likely worst case
scenario is a limited number of localized interruptions to electric service which can be restored within a few hours. As a precautionary measure, the NU system is formulating contingency plans that will evaluate alternatives that could be implemented if our remediation efforts are not successful.
The contingency plans are being developed by enhancing existing emergency operating procedures to include year 2000 issues. In addition, the NU system plans to have staff available to respond to any year 2000 situations that might arise. The contingency plan is expected to be available by July 30, 1999.

The NU system is committed to assuring that adequate resources are available in order to implement any changes necessary for its nuclear and other operations to be compatible with the new millennium.

Risk-Management Instruments

The following discussion about CL&P's risk-management activities includes forward looking statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward looking statements.

This analysis presents the hypothetical loss in earnings related to the fuel price and interest rate market risks at December 31, 1998. CL&P uses swaps to manage the market risk exposures associated with changes in fuel prices and variable interest rates. CL&P uses these instruments to reduce risk by essentially creating offsetting market exposures. Based on the derivative instruments which are currently being utilized by CL&P to hedge some of their fuel price and interest rate risks, there will be an impact on earnings upon adoption of Statement of Financial Accounting Standards
No. 133, Accounting for Derivative Instruments and Hedging Activities, which management cannot estimate at this time. For more information on CL&P's use of risk-management instruments, see the "Notes to Consolidated Financial Statements," Notes 1L and 12.

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

This analysis is based on the assumption that the amount of fuel-price risk-management instruments and the amount of long-term fixed-price electricity sales contracts to wholesale customers will not fluctuate during 1999. This analysis is subject to change as these assumptions change.

Environmental Matters

CL&P is potentially liable for environmental cleanup costs at a number of sites inside and outside its service territory. To date, the future estimated environmental remediation liability has not been material with respect to the earnings or financial position of CL&P. CL&P had recorded an environmental reserve of approximately $8.0 and $6.4 million, at December 31, 1998 and 1997, respectively. See the "Notes to Consolidated Financial Statements,"
Note 11D, for further information on environmental matters.


RESULTS OF OPERATIONS

                                        Income Statement Variances
                                           (Millions of Dollars)

                             1998 over/(under) 1997   1997 over/(under) 1996

                                Amount  Percent        Amount  Percent

Operating revenues              $(79)     (3)%          $ 68      3%
Fuel, purchased and net
  interchange power              (90)     (9)            146     18
Other operation                  (22)     (3)             (1)     -
Maintenance                      (84)    (24)             56     19
Depreciation                     (22)     (9)             (8)    (3)
Amortization of regulatory
  assets, net                     59      96               4      7
Federal and state income
  taxes                          (12)    (18)            (68)    (a)
Millstone 1 unrecoverable
  costs                         (143)   (100)              -      -
Other income, net                 (4)     (a)            (16)    (89)
Net loss                         (56)    (40)            (89)     (a)

(a) Percentage greater than 100.


Operating Revenues

The removal of the Millstone units from CL&P's rate base reduced revenues by $68 million in 1998. Wholesale revenues decreased by $33 million primarily as a result of the terminated contract with CMEEC. These decreases were partially offset by higher retail sales volumes. Retail kilowatt-hour sales were 2.2 percent higher and contributed $36 million to nonfuel revenues in 1998 primarily as a result of economic growth.

Total operating revenues increased in 1997, primarily due to higher fuel recoveries and higher conservation recoveries. Fuel recoveries increased $33 million, primarily due to higher fuel revenues as a result of a lower fuel rate in 1996. Conservation recoveries increased by $17 million, primarily due to a 1996 reserve for overrecoveries of demand-side management costs.

Fuel, Purchased and Net Interchange Power

The change in fuel, purchased and net interchange power expense in 1998 is primarily due to lower replacement power costs due to the return to service of Millstone 3.

Fuel, purchased and net interchange power expense increased in 1997, primarily due to replacement power costs associated with the Millstone outages.

Other Operation and Maintenance

Other operation and maintenance expenses decreased in 1998, primarily due to lower costs at the Millstone nuclear units ($125 million), lower costs at the Yankee nuclear units ($21 million), lower administrative and general expenses ($12 million), the recognition of environmental insurance proceeds ($9 million), lower distribution costs ($8 million), a decrease in sales and marketing expenses ($8 million), and lower costs from ISO New England for interchange services ($7 million). These decreases were partially offset by higher capacity charges ($51 million) and the recognition of nuclear refueling outage costs primarily as a result of the 1996 Rate Settlement ($34 million).

Other operation and maintenance expenses increased in 1997, primarily due to higher costs associated with the Millstone restart effort ($173 million) and higher charges from MYAPC ($9 million), partially offset by lower recognition of nuclear refueling outage costs primarily as a result of the 1996 Rate Settlement ($72 million), lower capacity charges from CYAPC as a result of a property tax refund ($27 million), lower administrative and general expenses ($23 million) primarily due to lower pensions and benefit costs, and lower storm expenses.

Depreciation

Depreciation decreased in 1998, primarily due to the retirement of Millstone 1.

Depreciation decreased in 1997, primarily due to lower depreciation rates partially offset by higher plant balances.

Amortization of Regulatory Assets, Net

Amortization of regulatory assets, net increased in 1998, primarily due to accelerated amortizations in accordance with retail regulatory decisions and the beginning of the amortization of the Millstone 1 remaining investment.

Amortization of regulatory assets, net increased in 1997, primarily due to the completion of cogeneration deferrals in 1996 and increased amortization in 1997, partially offset by the completion of CL&P's Seabrook amortization in 1996.

Federal and State Income Taxes

Federal and state income taxes decreased in 1998 primarily due to lower book taxable income and the increase in income tax credits due to the Millstone 1 write off.

Federal and state income taxes decreased in 1997 primarily due to lower book taxable income.

Millstone 1 Unrecoverable Costs

Millstone 1 unrecoverable costs represents the write-off of the Millstone 1 entitlement formerly held by CMEEC and the write-off of unrecoverable costs as a result of the February 1999 rate decision.

Other Income, Net

The change in other income, net in 1998 was not significant. Other income, net decreased in 1997, primarily due to costs associated with the sale of accounts receivable facility and lower miscellaneous income.



The Connecticut Light and Power Company and Subsidiaries


SELECTED FINANCIAL DATA(a)

                         1998         1997       1996        1995        1994
                                        (Thousands of Dollars)

Operating Revenues....$2,386,864  $2,465,587  $2,397,460  $2,387,069  $2,328,052

Operating Income/
  (Loss)..............    28,254     (12,399)     29,773     324,026     286,948

Net (Loss)/Income.....  (195,725)   (144,377)    (80,237)    205,216     198,288

Cash Dividends on
  Common Stock........      -          5,989     138,608     164,154     159,388

Total Assets.......... 6,050,198   6,081,223   6,244,036   6,045,631   6,217,457

Long-Term Debt (c)....      -      2,043,327   2,038,521   1,822,018   1,823,690

Preferred Stock Not
  Subject to Mandatory
  Redemption..........   116,200     116,200     116,200     116,200     166,200

Preferred Stock
  Subject to Mandatory
  Redemption(c).......   119,289     155,000     155,000     155,000     230,000

Obligations Under
  Capital Leases(c)...   162,884     158,118     155,708     172,264     175,969



STATEMENTS OF QUARTERLY FINANCIAL DATA (Unaudited)

                                         Quarter Ended(a)
1998                     March 31     June 30    September 30    December 31
                                      (Thousands of Dollars)

Operating Revenues       $608,961    $561,224      $628,148       $ 588,531

Operating Income/(Loss)  $  6,261    $ 11,066      $ 29,945       $ (19,018)

Net Loss                 $(30,979)   $(26,361)     $(20,405)      $(117,980)

1997



Operating Revenues       $624,908    $574,841      $627,712        $638,126

Operating Income/(Loss)  $ 23,148    $(33,587)     $(15,552)       $ 13,592

Net Loss                 $ (6,431)   $(64,089)     $(50,077)       $(23,780)

(a) Reclassifications of prior data have been made to conform with the current presentation.

(b) Includes the cumulative effect of change in accounting for municipal property tax expense, which increased earnings for common shares by $47.7 million.

(c)  Includes portion due within one year.



The Connecticut Light and Power Company and Subsidiaries


STATISTICS (Unaudited)

        Gross Electric                  Average
        Utility Plant                    Annual
         December 31,               Use Per Electric
        (Thousands of   kWh Sales     Residential      Customers    Employees
          Dollars)      (Millions)   Customer (kWh)    (Average)  (December 31)

1998    $6,345,215        27,356         8,476         1,113,370      2,336
1997     6,639,786        26,766         8,526         1,103,309      2,163
1996     6,512,659        26,043         8,639         1,099,340      2,194
1995     6,389,190        26,366         8,506(a)      1,094,527      2,270
1994     6,327,967        26,975         8,775         1,086,400      2,587


(a) Effective January 1, 1996, the amounts shown reflect billed and unbilled sales. 1995 has been restated to reflect this change.