Form 10-K, Exhibit 13
period 1998-12-31
NORTHEAST UTILITIES SYSTEM; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1999-03-23
CIK 72741, 23426, 106170, 315256, 880416

1998 Annual Report

           Western Massachusetts Electric Company and Subsidiary

                                Index


Contents                                                            Page

Consolidated Balance Sheets.....................................     2-3

Consolidated Statements of Income...............................      4

Consolidated Statements of Comprehensive Income.................      4

Consolidated Statements of Cash Flows...........................      5

Consolidated Statements of Common Stockholder's Equity..........      6

Notes to Consolidated Financial Statements......................      7

Report of Independent Public Accountants........................     36

Management's Discussion and Analysis of Financial
  Condition and Results of Operations...........................     37

Selected Financial Data.........................................     45

Statements of Quarterly Financial Data (Unaudited)..............     45

Statistics (Unaudited)..........................................     46

Preferred Stockholder and Bondholder Information................  Back Cover






                                 PART I.    FINANCIAL INFORMATION

WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS


---------------------------------------------------------------------------------------
AT DECEMBER 31,                                                  1998          1997
---------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
ASSETS
------
Utility Plant, at original cost:
  Electric................................................  $  1,221,257   $ 1,284,288

     Less: Accumulated provision for depreciation.........       517,401       559,119
                                                            -------------  ------------
                                                                 703,856       725,169
  Construction work in progress...........................        14,858        19,038
  Nuclear fuel, net.......................................        19,931        30,907
                                                            -------------  ------------
      Total net utility plant.............................       738,645       775,114
                                                            -------------  ------------

Other Property and Investments:
  Nuclear decommissioning trusts, at market...............       125,598       102,708
  Investments in regional nuclear generating
   companies, at equity...................................        15,440        15,741
  Other, at cost..........................................         7,322         4,900
                                                            -------------  ------------
                                                                 148,360       123,349
                                                            -------------  ------------
Current Assets:
  Cash....................................................           106           105
  Investments in securitizable assets.....................        21,865        25,280
  Receivables, less accumulated provision for
    uncollectible accounts of $50,000 in 1998 and 1997....           862         2,739
  Accounts receivable from affiliated companies...........         4,188         3,933
  Taxes receivable........................................        14,255        10,768
  Fuel, materials and supplies, at average cost...........         5,053         5,860
  Recoverable energy costs, net--current portion..........         1,924          -
  Prepayments and other...................................        23,996        14,945
                                                            -------------  ------------
                                                                  72,249        63,630
                                                            -------------  ------------
Deferred Charges:
  Regulatory assets (Note 1G).............................       322,435       211,377
  Unamortized debt expense................................         2,298         2,695
  Other...................................................         3,695         2,963
                                                            -------------  ------------
                                                                 328,428       217,035
                                                            -------------  ------------



      Total Assets........................................  $  1,287,682   $ 1,179,128
                                                            =============  ============




See accompanying notes to consolidated financial statements.








WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS


---------------------------------------------------------------------------------------
AT DECEMBER 31,                                                  1998          1997
---------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock--$25 par value.
   Authorized and outstanding 1,072,471 shares............  $     26,812   $    26,812
  Capital surplus, paid in................................       151,431       151,171
  Retained earnings.......................................        46,003        58,608
  Accumulated other comprehensive income..................           150          -
                                                            -------------  ------------
           Total common stockholder's equity..............       224,396       236,591
  Preferred stock not subject to mandatory redemption.....        20,000        20,000
  Preferred stock subject to mandatory redemption.........        18,000        19,500
  Long-term debt..........................................       349,314       386,849
                                                            -------------  ------------
           Total capitalization...........................       611,710       662,940
                                                            -------------  ------------
Obligations Under Capital Leases..........................        12,129           217
                                                            -------------  ------------
Current Liabilities:
  Notes payable to banks..................................        20,000        15,000
  Notes payable to affiliated companies...................        30,900        14,350
  Long-term debt and preferred stock--current
   portion................................................        41,500        11,300
  Obligations under capital leases--current
   portion................................................        21,964        32,670
  Accounts payable........................................        17,952        30,571
  Accounts payable to affiliated companies................        12,866        21,209
  Accrued taxes...........................................         1,264           522
  Accrued interest........................................         8,030         3,318
  Other...................................................         6,831         2,446
                                                            -------------  ------------
                                                                 161,307       131,386
                                                            -------------  ------------
Deferred Credits:
  Accumulated deferred income taxes.......................       248,985       246,453
  Accumulated deferred investment tax credits.............        21,895        23,364
  Decommissioning obligation--Millstone 1 (Note 2)........       131,500          -
  Deferred contractual obligations........................        74,534        93,628
  Other...................................................        25,622        21,140
                                                            -------------  ------------
                                                                 502,536       384,585
                                                            -------------  ------------
Commitments and Contingencies (Note 11)


           Total Capitalization and Liabilities...........  $  1,287,682   $ 1,179,128
                                                            =============  ============




See accompanying notes to consolidated financial statements.







WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME



--------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31,                   1998       1997       1996
--------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

Operating Revenues............................. $ 393,322  $426,447   $421,337
                                                ---------- ---------  ---------
Operating Expenses:
  Operation --
     Fuel, purchased and net interchange power.   113,148   140,976    115,691
     Other.....................................   134,916   153,399    136,897
  Maintenance..................................    56,622    81,466     56,201
  Depreciation.................................    40,901    39,753     39,710
  Amortization of regulatory assets............     6,016     6,428      9,170
  Federal and state income taxes...............     2,109   (15,142)    10,628
  Taxes other than income taxes................    19,756    19,316     19,850
                                                ---------- ---------  ---------
        Total operating expenses...............   373,468   426,196    388,147
                                                ---------- ---------  ---------
Operating Income...............................    19,854       251     33,190
                                                ---------- ---------  ---------

Other Income:
  Equity in earnings of regional nuclear
    generating companies.......................     1,699     1,524      1,800
  Other, net...................................    (1,905)   (1,106)     1,153
  Income taxes.................................     2,198     1,026      1,068
                                                ---------- ---------  ---------
        Other income, net......................     1,992     1,444      4,021
                                                ---------- ---------  ---------
        Income before interest charges.........    21,846     1,695     37,211
                                                ---------- ---------  ---------


Interest Charges:
  Interest on long-term debt...................    28,027    26,046     24,094
  Other interest...............................     3,398     3,109      2,028
                                                ---------- ---------  ---------
        Interest charges, net..................    31,425    29,155     26,122
                                                ---------- ---------  ---------


Net (Loss)/Income.............................. $  (9,579) $(27,460)  $ 11,089
                                                ========== =========  =========




CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Net (Loss)/Income.............................. $  (9,579) $(27,460)  $ 11,089
                                                ---------- ---------  ---------
Other comprehensive income, net of tax:
Unrealized gains on securities.................       183      -          -
Minimum pension liability adjustments..........       (33)     -          -
                                                ---------- ---------  ---------
   Other comprehensive income, net of tax......       150      -          -
                                                ---------- ---------  ---------
Comprehensive (Loss)/Income.................... $  (9,429) $(27,460)  $ 11,089
                                                ========== =========  =========

See accompanying notes to consolidated financial statements.






WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                   1998        1997        1996
--------------------------------------------------------------------------------------------------
                                                                      (Thousands of Dollars)
Operating Activities:
  Net (Loss)/Income........................................... $   (9,579) $  (27,460) $   11,089
  Adjustments to reconcile to net cash
   from operating activities:
    Depreciation..............................................     40,901      39,753      39,710
    Deferred income taxes and investment tax credits, net.....      7,405      (1,256)      1,194
    Amortization of regulatory assets - income taxes..........      2,657       5,452       2,917
    Amortization of other regulatory assets...................      3,359         976       6,253
    Other sources of cash.....................................     14,395      22,011       7,749
    Other uses of cash........................................    (11,809)    (21,215)    (10,270)
  Changes in working capital:
    Receivables and accrued utility revenues..................      1,622      29,415      (1,853)
    Fuel, materials and supplies..............................        807        (543)       (203)
    Accounts payable..........................................    (20,962)      4,826      20,875
    Sale of receivables and accrued utility revenues, net.....       -         20,000        -
    Investment in securitizable assets........................      3,415     (25,280)       -
    Accrued taxes.............................................        742      (2,137)       (805)
    Other working capital (excludes cash).....................     (3,441)    (16,882)     (8,144)
                                                               ----------- ----------- -----------
Net cash flows from operating activities......................     29,512      27,660      68,512
                                                               ----------- ----------- -----------
Financing Activities:
  Issuance of long-term debt..................................       -         60,000        -
  Net increase/(decrease) in short-term debt..................     21,550     (18,050)     23,350
  Reacquisitions and retirements of long-term debt............     (9,800)    (14,700)       -
  Reacquisitions and retirements of preferred stock...........     (1,500)       -        (36,500)
  Cash dividends on preferred stock...........................     (3,026)     (3,140)     (5,305)
  Cash dividends on common stock..............................          -     (15,004)    (16,494)
                                                               ----------- ----------- -----------
Net cash flows from/(used for) financing activities...........      7,224       9,106     (34,949)
                                                               ----------- ----------- -----------
Investment Activities:
  Investment in plant:
    Electric utility plant....................................    (19,895)    (26,249)    (23,468)
    Nuclear fuel..............................................     (1,801)         (8)        541
                                                               ----------- ----------- -----------
      Net cash flows used for investments in plant............    (21,696)    (26,257)    (22,927)

  Investment in nuclear decommissioning trusts................    (12,918)     (9,645)     (9,794)
  Other investment activities, net............................     (2,121)       (826)       (977)
                                                               ----------- ----------- -----------
Net cash flows used for investments...........................    (36,735)    (36,728)    (33,698)
                                                               ----------- ----------- -----------
Net Increase/(Decrease) In Cash For The Period................          1          38        (135)
Cash - beginning of period....................................        105          67         202
                                                               ----------- ----------- -----------
Cash - end of period.......................................... $      106  $      105  $       67
                                                               =========== =========== ===========
Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized........................ $   22,902  $   28,711  $   21,725
                                                               =========== =========== ===========
  Income taxes................................................ $   (2,624) $   (1,121) $    7,816
                                                               =========== =========== ===========
Increase in obligations:
  Niantic Bay Fuel Trust...................................... $      962  $      660  $      669
                                                               =========== =========== ===========

See accompanying notes to consolidated financial statements.





WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY


--------------------------------------------------------------------------------------------------------
                                                                                Accumulated
                                                       Capital     Retained        Other
                                            Common     Surplus,    Earnings    Comprehensive
                                             Stock     Paid In       (a)          Income         Total
--------------------------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
Balance at January 1, 1996...............  $26,812    $150,182    $115,296    $         -      $292,290

    Net income for 1996..................                           11,089                       11,089
    Cash dividends on preferred
      stock..............................                           (5,305)                      (5,305)
    Cash dividends on common stock.......                          (16,494)                     (16,494)
    Loss on the retirement of preferred
      stock..............................                             (374)                        (374)
    Capital stock expenses, net..........                  729                                      729
                                           --------   ---------   ---------    -------------   ---------
Balance at December 31, 1996.............   26,812     150,911     104,212              -       281,935

    Net income for 1997..................                          (27,460)                     (27,460)
    Cash dividends on preferred
      stock..............................                           (3,140)                      (3,140)
    Cash dividends on common stock.......                          (15,004)                     (15,004)
    Capital stock expenses, net..........                  260                                      260
                                           --------   ---------   ---------    -------------   ---------
Balance at December 31, 1997.............   26,812     151,171      58,608              -       236,591

    Net loss for 1998....................                           (9,579)                      (9,579)
    Cash dividends on preferred
      stock..............................                           (3,026)                      (3,026)
    Capital stock expenses, net..........                  260                                      260
    Other comprehensive income...........                                               150         150
                                           --------   ---------   ---------    -------------   ---------
Balance at December 31, 1998.............  $26,812    $151,431    $ 46,003    $         150    $224,396
                                           ========   =========   =========    =============   =========


(a) The company has dividend restrictions imposed by its long-term debt agreements. At December 31, 1998, these restrictions totaled approximately $33.8 million.


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

        The NU system furnishes franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through CL&P,
        PSNH and WMECO. NAEC sells all of its entitlement to the capacity and output of the Seabrook nuclear power plant (Seabrook) to PSNH under two life-of-unit, full cost recovery contracts. HWP is engaged in the production and distribution of electric power. The NU system also furnishes firm and other wholesale electric services to various municipalities and other utilities, and participates in limited retail access programs, providing off-system retail electric service. The NU system serves in excess of 30 percent of New England's electric needs and is one of the 24 largest electric utility systems in the country as measured by revenues.

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

    C.  New Accounting Standards
        The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits," in 1998. SFAS 132 revises employers' disclosures about pension and other postretirement benefit plans but it does not change the measurement or recognition of those plans. See Note 9, "Pension Benefits and Postretirement Benefits Other Than Pensions," for further information on WMECO's pension and postretirement benefits disclosures.

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

        As a result of the changes WMECO and the industry are undergoing, the company will implement business segment reporting in 1999. This reporting will provide management with revenue and expense information at the business segment level. Management has identified significant segments to include transmission, distribution, generation-related and energy marketing.

    D.  Investments and Jointly Owned Electric Utility Plant
        Regional Nuclear Generating Companies: WMECO owns common stock of four regional nuclear generating companies (Yankee companies) which are accounted for on the equity basis due to WMECO's ability to exercise significant influence over their operating and financial policies. WMECO's equity investments and ownership interests in the Yankee companies at December 31, 1998 are:


        (Thousands of Dollars, except for percentages)

        Connecticut Yankee Atomic
          Power Company (CYAPC)..................   $ 9,974         9.5%
        Yankee Atomic Electric
          Company (YAEC).........................     1,395         7.0
        Maine Yankee Atomic Power
          Company (MYAPC)........................     2,629         3.0
        Vermont Yankee Nuclear
          Power Corporation (VYNPC)..............     1,442         2.5
                                                    $15,440


        Each Yankee company owns a single nuclear generating unit. YAEC's, CYAPC's and MYAPC's nuclear power plants were shut down permanently on February 26, 1992, December 4, 1996, and August 6, 1997, respectively. For additional information on the Yankee companies, see Note 2, "Nuclear Decommissioning and Plant Closure Costs."

        Millstone: WMECO has 19 percent joint-ownership interest in Millstone 1, a 660-megawatt (MW) nuclear generating unit and Millstone 2, a 870-MW nuclear generating unit. WMECO has a 12.24 percent joint-ownership interest in Millstone 3, a 1,154-MW nuclear generating unit. During the third quarter of 1998, management decided to retire Millstone 1 and prepare for final decommissioning. For further information on the Millstone 1 closure, see Note 2, "Nuclear Decommissioning and Plant Closure Costs," and Management's Discussion and Analysis (MD&A). For further information on Millstone 2 and 3, see Note 2, "Nuclear Decommissioning and Plant Closure Costs," Note 11C, "Commitments and Contingencies - Nuclear Performance," and the MD&A.



        Plant-in-service and the accumulated provision for depreciation for WMECO's share of the three Millstone units are as follows:

                                                                At December 31,
        (Millions of Dollars)                                   1998       1997

        Plant-in-service
        Millstone 1......................................       $  -     $ 91.0
        Millstone 2......................................        177.5    162.4
        Millstone 3......................................        379.2    378.7
        Accumulated provision for depreciation
        Millstone 1......................................       $  -     $ 40.1
        Millstone 2......................................         70.4     57.6
        Millstone 3......................................        121.1    110.1

        WMECO's share of Millstone expenses are included in operating expenses on the accompanying Consolidated Statements of Income.

    E.  Depreciation
        The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency. Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. The costs of closure and removal of non-nuclear facilities are accrued over the life of the plant as a component of depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 2.9 percent in 998 and 3.2 percent in 1997 and 1996. See Note 2, "Nuclear Decommissioning and Plant Closure Costs," for information on nuclear plant decommissioning.

        At December 31, 1998 and 1997, the accumulated provision for depreciation included approximately $3.2 million accrued for the cost of removal, net of salvage, for non-nuclear generation property. WMECO is currently in the process of selling its non-nuclear generation. See 11A, "Commitment and Contingencies - Restructuring" for further information.

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

    G.  Regulatory Accounting and Assets
        The accounting policies of WMECO and the accompanying consolidated financial statements conform to generally accepted accounting principles applicable to rate-regulated enterprises and reflect the effects of the ratemaking process in accordance with SFAS 71, "Accounting for the Effects of Certain Types of Regulation." Assuming a cost-of-service based regulatory structure, regulators may permit incurred costs, normally treated as expenses, to be deferred and recovered through future revenues. Through their actions, regulators also may reduce or eliminate the value of an asset, or create a liability. If WMECO was no longer subject to the provisions of SFAS 71, the company would be required to write-off all of its related regulatory assets and liabilities unless there is a formal transition plan which provides for the recovery, through established rates, for the collection of these costs through a portion of the business which would remain regulated on a cost of service basis. At the time of transition, WMECO would also be required to determine any impairment to the carrying costs of deregulated plant and inventory assets.

        Electric utility industry restructuring in Massachusetts was effective March 1, 1998, however, management continues to believe the application of SFAS 71 remains appropriate at this time. Once WMECO's restructuring plan has been formally approved by the Massachusetts Department of Telecommunications and Energy (DTE) and management can determine the impacts of restructuring, WMECO's generation business will no longer be rate regulated on a cost-of-service basis. The majority of WMECO's regulatory assets are generation-related. Management expects that WMECO's transmission and distribution business will continue to be rate-regulated on a cost-of-service basis and the restructuring plan will allow for the recovery of regulatory assets through this portion of the business.

        For further information on WMECO's regulatory environment and the potential impacts of restructuring, see Note 11A, "Commitments and Contingencies-Restructuring," and the MD&A.



        Based on a current evaluation of the various factors and conditions that are expected to impact future cost recovery, management continues to believe it is probable that WMECO will recover its investments in long-lived assets, including regulatory assets. The components of WMECO's regulatory assets are as follows:


        At December 31,                             1998               1997
                                                     (Thousands of Dollars)

        Income taxes, net (Note 1H)............   $57,079          $ 63,716
        Unrecovered contractual obligations
          (Note 1J)............................    74,534            93,628
        Recoverable energy costs (Note 1I).....    18,980            26,270
        Millstone 1 (Note 1K)..................   133,653              -
        Standard service offer deferral
          (Note 1L)............................    13,271              -
        Other..................................    24,918            27,763
                                                 $322,435          $211,377


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

        The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, that give rise to the accumulated deferred tax obligation is as follows:

        At December 31,                             1998               1997
                                                     (Thousands of Dollars)

        Accelerated depreciation and
        other plant-related differences........  $228,059          $223,038

        Regulatory assets - income tax gross up    29,286            30,175

        Other..................................    (8,360)           (6,760)

                                                 $248,985          $246,453


    I.  Recoverable Energy Costs
        Under the Energy Policy Act of 1992 (Energy Act), WMECO is assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (D&D assessment). The Energy Act requires that regulators treat D&D assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates like any other fuel cost. WMECO is currently recovering these costs through rates.
        As of December 31, 1998, WMECO's total D&D deferrals were approximately $10.5 million.

        Prior to March 1, 1998, WMECO had in place a comprehensive fuel adjustment clause which allowed for the collection or refund of fuel price differences between the cost of fuel and the amounts collected. Management expects the deferred fuel balance will be collected as part of the restructuring proceeding.

    J.  Unrecovered Contractual Obligations
        Under the terms of contracts with MYAPC, CYAPC and YAEC, the shareholder-sponsor companies, including WMECO, are responsible for their proportionate share of the remaining costs of the units, including decommissioning. As management expects that WMECO will be allowed to recover these costs from its customers, WMECO has recorded regulatory assets, with corresponding obligations, on its balance sheets. For further information, see Note 2, "Nuclear Decommissioning and Plant Closure Costs."

    K.  Millstone 1
        The Millstone 1 regulatory asset includes the recoverable portion of the undepreciated plant and related balances of approximately $60.8 million, and the regulatory asset associated with the decommissioning and closure obligation of $72.8 million. See Note 2, "Nuclear Decommissioning and Plant Closure Costs," for further information.

    L.  Standard Service Offer Deferral
        For the period March 1, 1998 through December 31, 1998, WMECO has recorded a standard service offer deferral regulatory asset representing a portion of the costs of providing energy in excess of the standard offer rate as allowed by the restructuring legislation. Management expects WMECO will be allowed to recover these costs under the restructuring plan.

2.  NUCLEAR DECOMMISSIONING AND PLANT CLOSURE COSTS

    Millstone 2 and 3: WMECO's operating nuclear power plants have service lives that are expected to end during the years 2015 through 2025. Upon retirement, these units must be decommissioned. Current decommissioning studies conclude that complete and immediate dismantlement at retirement continues to be the most viable and economic method of decommissioning the units. Decommissioning studies are reviewed and updated periodically to reflect changes in decommissioning requirements, costs, technology and inflation.

    The estimated cost of decommissioning WMECO's ownership share of Millstone 2 and 3, in year-end 1998 dollars, is $75.5 million and $68.5 million, respectively. Millstone 2 and 3 decommissioning costs will be increased annually by their respective escalation rates. Nuclear decommissioning costs are accrued over the expected service lives of the units and are included in depreciation expense on the Consolidated Statements of Income. Nuclear decommissioning costs for these units amounted to $3.7 million in 1998, 1997 and 1996, respectively. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation on the Consolidated Balance Sheets. At December 31, 1998 and 1997, the decommissioning balance in the accumulated provision for depreciation amounted to $35.5 million and $31.9 million, respectively.

    WMECO has established external decommissioning trusts for its portion of the costs of decommissioning Millstone 2 and 3. Funding of the estimated decommissioning costs for these units assumes levelized collections and after-tax earnings on the decommissioning funds of approximately 5.5 percent.

    As of December 31, 1998, WMECO has collected a total of $35.5 million through rates toward the future decommissioning costs of its share of Millstone 2 and 3, all of which has been transferred to the external decommissioning trusts. Earnings on the decommissioning trusts increase the decommissioning trust balance and the accumulated reserve for depreciation. Unrealized gains and losses associated with the decommissioning trusts also impact the balance of the trust and the accumulated reserve for depreciation. The fair value of the amounts in the external decommissioning trusts was $66.9 million at December 31, 1998.

    Changes in requirements or technology, the timing of funding or dismantling, or adoption of a decommissioning method other than immediate dismantlement would change decommissioning cost estimates and the amounts required to be recovered. WMECO attempts to recover sufficient amounts through its allowed rates to cover its expected decommissioning costs. Only the portion of currently estimated total decommissioning costs that has been accepted by regulatory agencies is reflected in the rates of WMECO. Based on present estimates and assuming its nuclear units operate to the end of their respective license periods, WMECO expects that the decommissioning trusts will be substantially funded when the units are retired from service.

    Millstone 1: WMECO's share of the total estimated decommissioning costs for Millstone 1, which have been updated to reflect the early shutdown of the unit, are approximately $131.5 million as of December 31, 1998. The company has recorded the decommissioning and closure obligation as a liability. Nuclear decommissioning costs for Millstone 1 were $2.5 million in 1998, 1997 and 1996, respectively.

    WMECO will seek recovery of unrecovered Millstone 1 balances of approximately $60.8 million and decommissioning related costs of approximately $63.3 million as part of its restructuring regulatory proceedings. Based upon the restructuring law in Massachusetts, management believes it is probable that WMECO will be allowed the recovery of these costs and has recorded a regulatory asset.

    WMECO uses external trusts to fund its estimated Millstone 1 decommissioning costs. As of December 31, 1998, WMECO had collected a total of $30.3 million through rates toward the future decommissioning costs of its share of Millstone 1, all of which has been transferred to external decommissioning trusts. At December 31, 1998, the fair market value of the balance in the external trusts was approximately $58.7 million.

    Yankee Companies: VYNPC owns and operates a nuclear generating unit with a service life that is expected to end in 2012. WMECO's ownership share of estimated costs, in year-end 1998 dollars, of decommissioning this unit is $13.2 million.

    At December 31, 1998, the remaining estimated obligation, including decommissioning, for the Yankee company nuclear generating facilities which have been shut down were:

                                                    Total         WMECO's
    (Thousands of Dollars)                        Obligation      Share

    Maine Yankee.............................      $715,065       $21,452
    Connecticut Yankee.......................      $498,557       $47,363
    Yankee Atomic............................      $ 81,699       $ 5,719

    For further information on the Yankee companies, see Note 11B, "Commitments and Contingencies - Rate Matters."

    For information on proposed changes to the accounting for decommissioning, see the MD&A.

3.  SHORT-TERM DEBT

    Limits: The amount of short-term borrowings that may be incurred by WMECO is subject to periodic approval by either the SEC under the 1935 Act or by the DTE. SEC authorization allowed WMECO, as of January 1, 1999, to incur short-term borrowings up to a maximum of $150 million. In addition, the charter of WMECO contains a preferred stock provision restricting the amount of unsecured debt that the company may incur. As of December 31, 1998, this charter permits WMECO to incur an additional $96 million of unsecured debt.

    Credit Agreements: NU, CL&P and WMECO are parties to a $313.75 million revolving credit agreement (Credit Agreement). Under the Credit Agreement amended on September 11, 1998, CL&P and WMECO are able to borrow, subject to the availability of first mortgage bond collateral, up to $313.75 million and $150 million, respectively. At December 31, 1998, CL&P and WMECO have issued first mortgage bonds to enable borrowings under this facility up to a maximum of $225 million and $80 million, respectively. NU, which cannot issue first mortgage bonds, would be able to borrow up to $50 million if NU consolidated, CL&P and WMECO each meet certain interest coverage tests for two consecutive quarters. This requirement for NU has not been met. In addition, CL&P and WMECO each must meet certain minimum quarterly financial ratios to access the Credit Agreement. CL&P is currently in the process of obtaining a waiver of the equity financial ratio requirement for the quarter ended December 31, 1998. WMECO satisfied these requirements for the quarter ending December 31, 1998. In connection with obtaining the waiver for the equity test, NU's participation in the Credit Agreement will be terminated. The overall limit for all of the NU system companies under the entire Credit Agreement is $313.75 million. The NU system companies are obligated to pay a facility fee of .50 percent per annum of each bank's total commitment under the Credit Agreement which will expire in November 1999. At December 31, 1998 and 1997, there were $30 million and $50 million, respectively, in borrowings under this Credit Agreement. Of these borrowings, $20 million was borrowed by WMECO in 1998 and $15 million was borrowed by WMECO in 1997.

    Under the credit facility discussed above, WMECO may borrow funds on a short-term revolving basis under its agreement, using either fixed-rate loans or standby loans. Fixed rates are set using competitive bidding. Standby loans are based upon several alternative variable rates. The weighted average annual interest rate on WMECO's notes payable to banks outstanding on December 31, 1998 and 1997 was 6.53 percent and 6.95 percent, respectively.

    Money Pool: Certain subsidiaries of NU, including WMECO, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the NU system, and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily Federal Funds rate. Borrowings based on loans from NU parent, however, bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 1998 and 1997, WMECO had $30.9 million and $14.4 million, respectively, of borrowings outstanding from the Pool. The interest rate on borrowings from the Pool at December 31, 1998 and 1997, was 5.8 percent each year.

    Maturities of short-term debt obligations were for periods of three months or less.

    For further information on WMECO's short-term debt, see the MD&A.


4.  PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION

    Details of preferred stock not subject to mandatory redemptions are:

                      December 31,      Shares
                         1998         Outstanding
                       Redemption     December 31,         December 31,
    Description          Price           1998         1998     1997     1996
                                                      (Thousands of Dollars)

    7.72% Series B
      of 1971.......    $103.51         200,000     $20,000  $20,000  $20,000

    All or any part of the outstanding preferred stock may be redeemed by the company at any time at established redemption prices plus accrued dividends to the date of redemption.

5.  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION

    Details of preferred stock subject to mandatory redemption are:

                      December 31,      Shares
                          1998        Outstanding
                       Redemption     December 31,         December 31,
    Description          Price*           1998        1998     1997     1996
                                                      (Thousands of Dollars)
    7.60% Series
      of 1987.......    $25.51          780,000     $19,500  $21,000  $21,000

    Less preferred stock to be
      redeemed within one
      year, net of reacquired
      stock.........                     60,000      1,500     1,500     -
    Total...........                               $18,000   $19,500  $21,000

    *Redemption price reduces in future years.

    The minimum sinking-fund provisions of the 1987 Series subject to mandatory redemption at December 31, 1998, for the years 1999 through 2003 is $1.5 million per year. In case of default on sinking-fund payments, no payments may be made on any junior stock by way of dividends or otherwise (other than in shares of junior stock) so long as the default continues. If the company is in arrears in the payment of dividends on any outstanding shares of preferred stock, the company would be prohibited from redemption or purchase of less than all of the preferred stock outstanding. All or part of the 7.60% Series of 1987 may be redeemed by the company at any time at an established redemption price plus accrued dividends to the date of redemption subject to certain refunding limitations.



6.  LONG-TERM DEBT

    Details of long-term debt outstanding are:
                                                             December 31,
                                                        1998            1997
                                                       (Thousands of Dollars)
    First mortgage bonds:

     6 3/4% Series G, due 1998..................      $   -        $   9,800
     6 1/4% Series X, due 1999..................        40,000        40,000
     6 7/8% Series W, due 2000..................        60,000        60,000
     7 3/8% Series B, due 2001..................        60,000        60,000
     7 3/4% Series V, due 2002..................        85,000        85,000
     7 3/4% Series Y, due 2024..................        50,000        50,000
    Total                                              295,000       304,800

    Pollution control notes:
     Tax Exempt 1993 A Series, 5.85% due 2028...        53,800        53,800
    Fees and interest due for spent
     fuel disposal costs (Note 11E).............        41,355        39,045
    Less:  Amounts due within one year..........        40,000         9,800
    Unamortized premium and discount, net.......          (841)         (996)
    Long-term debt, net.........................      $349,314      $386,849

    On October 1, 1998, the variable interest rate on WMECO's $53.8 million principal amount PCRB, 1993 A Series, due September 1, 2028, was fixed at a rate of 5.85 percent per annum.

    Long-term debt maturities and cash sinking-fund requirements on debt outstanding at December 31, 1998 for the years 1999 through 2002 are approximately $40 million, $60 million, $60 million, and $85 million, respectively. There are no long-term debt maturities or cash sinking-fund requirements for 2003. In addition, there are annual one-percent sinking- and improvement-fund requirements, currently amounting to $1.5 million for 1999 and 2000, $900 thousand for 2001 and 2002 and no requirement for 2003. Such sinking- and improvement-fund requirements may be satisfied by the deposit of cash or bonds by certification of property additions.

    All or any part of each outstanding series of first mortgage bonds may be redeemed by WMECO at any time at established redemption prices plus accrued interest to the date of redemption, except certain series which are subject to certain refunding limitations during their respective initial five-year redemption periods.

    Essentially all of WMECO's utility plant is subject to the lien of its first mortgage bond indenture. As of December 31, 1998 and 1997, WMECO has secured $53.8 million of pollution control notes with second mortgage liens on Millstone 1, junior to the liens of its first mortgage bond indenture. The average effective interest rate on the variable-rate pollution control notes was 3.2 percent for 1998 and 3.5 percent for 1997.


7.  INCOME TAX EXPENSE

    The components of the federal and state income tax provisions were charged as follows:


    For the Years Ended December 31,             1998         1997        1996
                                                     (Thousands of Dollars)
    Current income taxes:
      Federal............................      $(7,412)    $(14,277)    $7,007
      State..............................          (82)        (635)     1,358
        Total current....................       (7,494)     (14,912)     8,365

    Deferred income taxes, net:
      Federal............................        6,535            3      2,054
      State..............................        2,339          210        609
        Total deferred...................        8,874          213      2,663

    Investment tax credits, net..........       (1,469)      (1,469)    (1,468)
    Total income tax (credit)/
      expense............................      $   (89)    $(16,168)    $9,560

    The components of total income tax expense are classified as follows:

    Income taxes charged to
      operating expenses.................      $  2,109    $(15,142)   $10,628
    Other income taxes...................        (2,198)     (1,026)    (1,068)

    Total income tax (credit)/
      expense............................      $    (89)   $(16,168)   $ 9,560

    Deferred income taxes are comprised of the tax effects of temporary differences as follows:


    For the Years Ended December 31,             1998         1997       1996
                                                    (Thousands of Dollars)
    Depreciation, leased nuclear
      fuel, settlement credits,
      and disposal costs.................      $  5,808    $ 1,407     $    32
    Energy adjustment clause.............         3,389      3,115       4,102
    Demand side management...............        (1,192)       321       1,557
    Nuclear plant deferrals..............          (897)    (3,431)     (2,258)
    Pension..............................           950        999         (57)
    Bond redemptions.....................          (500)      (535)       (502)
    Other................................         1,316     (1,663)       (211)
    Deferred income taxes, net...........       $ 8,874     $  213     $ 2,663



    A reconciliation between income tax expense and the expected tax expense at the applicable statutory rate is as follows:


    For the Years Ended December 31,             1998         1997       1996
                                                    (Thousands of Dollars)

    Expected federal income tax at
      35 percent of pretax income for.....       $(3,384)   $(15,270)   $7,076
    Tax effect of differences:
      Depreciation........................         1,765         630     1,499
      Amortization of regulatory assets...           938       1,916     1,029
      Investment tax credit amortization..        (1,469)     (1,469)   (1,468)
      Nondeductible penalties.............           599         (19)       89
      State income taxes, net of
        federal benefit...................         1,052        (225)    1,279
      Adjustment for prior years' taxes...           692        (967)     -
      Dividends received reduction........          (666)       (408)     (378)
      Other, net..........................           384        (356)      434
    Total income tax (credit)/expense.....       $   (89)   $(16,168)   $9,560

8.  LEASES

    WMECO finances its share of the nuclear fuel for Millstone 2 and Millstone 3 under the Niantic Bay Fuel Trust (NBFT) capital lease agreement. This lease agreement has an expiration date of June 1, 2040. On June 5, 1998, the NBFT issued $180 million Series G intermediate term notes (ITNs) through a private placement offering. The five-year notes mature on June 5, 2003 and will bear interest at a rate of 8.59 percent per annum, payable semiannually. At December 31, 1998, WMECO's capital lease obligation to the NBFT was approximately $33.9 million.

    The permanent shutdown of Millstone 1 in July 1998 afforded the NBFT ITN holders the right to seek repurchase of a pro rata share of their notes based upon the stipulated loss value of Millstone 1 fuel compared to the stipulated loss value of all fuel then under the NBFT. This amount was approximately $80 million. The shutdown also obligates WMECO to pay such amount to the NBFT under the NBFT lease whether or not any ITN holders request repurchase. WMECO is seeking consents from the ITN holders to amend this lease provision so that they will not be obligated to make this payment, but instead will issue an additional $80 million of collateral first mortgage bonds in mid-1999.

    WMECO makes quarterly lease payments for the cost of nuclear fuel consumed in the reactors based on a units-of-production method at rates which reflect estimated kilowatt-hours of energy provided plus financing costs associated with the fuel in the reactors. Upon permanent discharge from the reactors, ownership of the nuclear fuel transfers to WMECO. WMECO's current portion of the NBFT lease obligation at December 31, 1998 was approximately $21.9 million, including approximately $15.2 million reclassified to current as a result of the shutdown of Millstone 1. Future minimum lease payments under the nuclear fuel capital lease for the remaining portion of the obligation cannot be reasonably estimated on an annual basis due to variations in the usage of nuclear fuel.

    WMECO also has entered into nonfuel lease agreements, some of which may be capital leases, for the use of data processing and office equipment, vehicles, nuclear control room simulators and office space. The provisions of these lease agreements generally provide for renewal options. Future minimum lease payments for nonfuel capital leases as of December 31, 1998, were approximately $36 thousand each year for 1999 through 2003. Future minimum rental payments, excluding executory costs such as property taxes, state use taxes, insurance and maintenance under long-term noncancelable operating leases, as of December 31, 1998, are:


    Year                           (Thousands of Dollars)

    1999.........................        $ 3,902
    2000.........................          3,594
    2001.........................          3,217
    2002.........................          2,785
    2003.........................          2,233
    After 2003...................         15,460
                                         $31,191

    The following rental payments have been charged to expense:

    Year                             Capital Leases    Operating Leases

    1998.........................     $4,137,000          $5,790,000
    1997.........................      1,820,000           5,968,000
    1996.........................      3,598,000           6,410,000

    Interest included in capital lease rental payments was $2,796,000 in 1998, $1,820,000 in 1997, and $1,858,000 in 1996.

9.  PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

    The NU system subsidiaries participate in a uniform non-contributory defined benefit retirement plan covering all regular NU system employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment.
    WMECO's direct portion of the NU system's pension credit, part of which was credited to utility plant, approximated $7.4 million in 1998, $5.7 million in 1997, and $2.0 million in 1996.

    Currently, WMECO funds annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets.

    The NU system subsidiaries also provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees retiring from the company who have met specified service requirements. For current employees and certain retirees, the total benefit is limited to two times the 1993 per-retiree health care cost. These costs are charged to expense over the future estimated work life of the employee. WMECO is funding postretirement costs through external trusts. WMECO is funding, on an annual basis, amounts that have been rate-recovered and which are also tax deductible under the Internal Revenue Code.

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
    (Thousands of Dollars)

    Change in benefit
     obligation
    Benefit obligation at
     beginning of year............ $(109,536)  $(107,816)  $(27,826)  $(30,091)
    Service cost..................    (2,192)     (1,876)      (460)      (355)
    Interest Cost.................    (7,914)     (7,858)    (2,074)    (2,011)
    Transfers.....................    (3,044)        820       -          -
    Actuarial (loss)/gain.........    (3,751)     (1,224)    (2,415)     2,028
    Benefits paid.................     7,700       7,889      2,661      2,603
    Curtailments and settlements..      -            529       -          -
    Benefit obligation at
      end of year................. $(118,737)  $(109,536)  $(30,114)  $(27,826)

    Change in plan assets
    Fair value of plan assets at
      beginning of year...........  $181,028    $157,863   $ 12,838   $ 10,215
    Actual return on  plan assets.    25,229      31,874      1,588      2,058
    Employer contribution.........      -           -         2,870      3,168
    Benefits paid.................    (7,700)     (7,889)    (2,661)    (2,603)
    Transfers.....................     3,044        (820)      -          -
    Fair value of plan assets
      at end of year..............  $201,601    $181,028   $ 14,635   $ 12,838
    Funded status at
      December 31.................  $ 82,864    $ 71,492   $(15,479)  $(14,988)
    Unrecognized transition
      amount......................    (1,492)     (1,727)    22,977     24,618
    Unrecognized prior service
      cost........................     1,070       1,142       -          -
    Unrecognized net gain.........   (66,542)    (62,370)    (7,498)    (9,630)
    Prepaid benefit cost..........   $15,900    $  8,537   $   -      $   -



    The following actuarial assumptions were used in calculating the plans' year-end funded status:

                                                 At December 31,
                                                              Postretirement
                                      Pension Benefits           Benefits
                                      1998        1997        1998      1997

    Discount rate.................    7.00%       7.25%       7.00%     7.25%
    Compensation/
      progression rate............    4.25%       4.25%       4.25%     4.25%
    Health care cost
      trend rate (a)..............     N/A         N/A        5.22%     5.76%

    (a) The annual growth in per capita cost of covered health care benefits was assumed to decrease to 4.40 percent by 2001.

    The components of net periodic benefit cost are:

    For the Years Ended December 31,
                                  Pension Benefits       Postretirement Benefits
                               1998      1997     1996    1998    1997     1996
    (Thousands of Dollars)

    Service cost............$  2,192  $  1,876  $ 1,979  $  460  $  355  $  490
    Interest cost...........   7,914     7,858    7,786   2,074   2,011   2,236
    Expected return on plan
      assets................ (14,754)  (12,746) (11,216)   (935)   (736)   (330)
    Amortization of
      unrecognized transition
      (asset)/obligation....    (235)     (235)    (235)  1,641   1,641   1,641
    Amortization of prior
      service cost..........      72        72       72    -       -       -
    Amortization of actuarial
      gain..................  (2,551)   (2,022)  (1,337)   -       -       -
    Other amortization, net.    -         -        -       (370)   (484)   (200)
    Curtailments and
      settlements...........    -         (529)     953    -       -       -

    Net periodic benefit
      (credit)/cost.........$ (7,362) $ (5,726) $(1,998) $2,870  $2,787  $3,837


    For calculating pension and postretirement benefit costs, the following assumptions were used:

                                      For the Years Ended December 31,
                                  Pension Benefits       Postretirement Benefits
                               1998     1997     1996    1998     1997    1996

    Discount rate..........    7.25%    7.75%    7.50%   7.25%    7.75%    7.50%
    Expected long-term
      rate of return.......    9.50%    9.25%    8.75%    N/A      N/A      N/A
    Compensation/
      progression rate.....    4.25%    4.75%    4.75%   4.25%    4.75%    4.75%
    Long-term rate
      of return-
      Health assets
      net of tax...........     N/A      N/A      N/A    7.75%    7.50%    5.25%
    Life assets............     N/A      N/A      N/A    9.50%    9.25%    8.75%

    Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

                                       One Percentage    One Percentage
    (Thousands of Dollars)             Point Increase    Point Decrease

    Effect on  total service
      and interest cost
      components..................        $  130            $  (131)
    Effect on post-
      retirement benefit
      obligation..................         1,740             (1,698)

    The trust holding the health plan assets is subject to federal income taxes at a 39.6 percent tax rate.

10. SALE OF CUSTOMER RECEIVABLES AND ACCRUED UTILITY REVENUES

    WMECO has entered into an agreement to sell up to $40 million of undivided ownership interests in eligible customer receivables and accrued utility revenues (receivables).

    WMECO has established a special purpose, wholly owned subsidiary, WMECO Receivables Corporation (WRC), whose business consists of the purchase and resale of receivables. For receivables sold, WMECO has retained collection responsibilities as agent for the purchaser under its agreement. As collections reduce previously sold receivables, new receivables may be sold. At December 31, 1998, approximately $20 million of receivables had been sold to a third-party purchaser by WMECO. All receivables sold to WRC are not available to pay WMECO's creditors.

    The receivables are sold to a third-party purchaser with limited recourse. The sales agreement provides for a formula-based loss reserve in which additional receivables may be assigned to the third-party purchaser for costs such as bad debt. The third-party purchaser absorbs the excess amount in the event that actual loss experience exceeds the loss reserve. At December 31, 1998 approximately $2.9 million was the formula-based amount of credit exposure and has been reserved as collateral by WRC. Historical losses for bad debt for WMECO have been substantially less.

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

11. COMMITMENTS AND CONTINGENCIES

    A. Restructuring
       Electric utility industry restructuring in Massachusetts became effective March 1, 1998. As required by the legislation enacted in November 1997, WMECO will continue to operate and maintain its transmission and local distribution network and deliver electricity to all customers. The restructuring legislation specifically provides for the cost recovery of generation-related assets. The legislation gives the DTE the authority to determine the amount of stranded costs that will be eligible for recovery by utilities. Costs which will qualify as stranded costs and be eligible for recovery include, but are not limited to, certain above-market costs associated with generating facilities, costs associated with long-term commitments to purchase power at above-market prices from small-power producers and nonutility generators (NUGs), and regulatory assets and associated liabilities related to the generation portion of WMECO's business.

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

       On January 22, 1999, WMECO signed an agreement to sell 290-MW of fossil and hydroelectric generation assets to Consolidated Edison Energy, Inc. of New York for $47 million. The sale price is approximately 3.8 times greater than the assets' 1997 book value of $12.5 million. WMECO did not offer its 19 percent share of the Northfield Mountain pumped storage generating facility and associated hydroelectric facilities. WMECO's book value in Northfield Mountain was $13.0 million at December 31, 1998. This asset will be auctioned in conjunction with CL&P's fossil/hydro auction to take place before 2000. The net proceeds in excess of book value received from the actual divestiture of these units will be used to mitigate stranded costs.

       Based upon the legislation and regulatory proceedings to date, management continues to believe that the company will recover its prudently incurred costs, including regulatory assets and generation-related investments. However, a change in one or more of these factors could affect the recovery of stranded costs and may result in a loss to the company.

    B. Rate Matters
       During November 1997, MYAPC filed an amendment to its power contracts clarifying the obligations of its purchasing utilities following the decision to cease power production. During January 1998, the FERC accepted the amendments and proposed rates, subject to a refund. On January 18, 1999, MYAPC filed with the FERC Administrative Law Judge (ALJ) an Offer of Settlement which if accepted by the FERC, will resolve all the issues in the FERC decommissioning rate case proceeding. The settlement provides, among other things, the following: (1) MYAPC will collect $33.6 million annually to pay for decommissioning and spent fuel; (2) its return on equity will be set at 6.5 percent; (3) MYAPC is permitted full recovery of all unamortized investment in MY, including fuel, and (4) an incentive budget for decommissioning is set at $436.3 million.

       During late December 1996, CYAPC filed an amendment to its power contracts clarifying the obligations of its purchasing utilities following the decision to cease power production. On February 27, 1997, the FERC accepted CYAPC's contract amendment. The new rates became effective March 1, 1997, subject to a refund.

       On August 31, 1998, the FERC ALJ released an initial decision regarding the December 1996 filing. The decision contained provisions which would allow for the recovery, through rates, of the balance of WMECO's net unamortized investment in CYAPC, which was approximately $10 million as of December 31, 1998. The decision also called for the disallowance of the recovery of a portion of the return on the CY investment. The ALJ's decision also stated that decommissioning collections should continue to be based on the previously approved estimate of $309.1 million (in 1992 dollars), with an inflation adjustment of 3.8 percent per year, until a new, more reliable estimate has been prepared and tested.

       During October 1998, CYAPC, CL&P, PSNH and WMECO filed briefs on exceptions to the ALJ decision. If the initial ALJ decision is upheld, CYAPC could be required to write-off a portion of the regulatory asset associated with the plant closing.

       If upheld, CYAPC's management has estimated the effect of the ALJ decision on CYAPC's earnings would be approximately $37.5 million of which WMECO's share would be approximately $3.6 million. WMECO's management cannot predict the ultimate outcome of the hearing at this time, however, management believes that the associated regulatory assets are probable of recovery.

    C. Nuclear Performance
       Millstone: The three Millstone units are managed by NNECO. All three units were placed on the NRC watch list on January 29, 1996. The units cannot be restarted without appropriate NRC approvals. Millstone 3 has received these approvals and resumed operation in July 1998. Restart efforts continue for Millstone 2 and it is expected to be ready to restart in the spring of 1999. WMECO's estimated replacement power costs are approximately $1 million per month while Millstone 2 remains out of service. In July 1998, CL&P and WMECO decided to retire Millstone 1 and prepare for final decommissioning.

       Litigation: Certain of the non-NU joint owners of Millstone 3 have filed demands for arbitration with CL&P and WMECO as well as lawsuits in Massachusetts Superior Court against NU and its current and former trustees related to the company's operation of Millstone 3. The arbitrations and lawsuits seek to recover compensatory damages in excess of $200 million, together with punitive damages, treble damages and attorneys' fees. Management cannot estimate the potential outcome of these suits but believes there is no legal basis for the claims and intends to defend against them vigorously.

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

       Environmental requirements could hinder the construction of new generating units, transmission and distribution lines, substations and other facilities. Changing environmental requirements could also require extensive and costly modifications to WMECO's existing generating units, and transmission and distribution systems, and could raise operating costs significantly. As a result, WMECO may incur significant additional environmental costs, greater than amounts included in cost of removal and other reserves, in connection with the generation and transmission of electricity and the storage, transportation and disposal of by-products and wastes. WMECO also may encounter significantly increased costs to remedy the environmental effects of prior waste handling activities. The cumulative long-term cost impact of increasingly stringent environmental requirements cannot be estimated accurately.

       WMECO has recorded a liability based upon currently available information for the estimated environmental remediation costs that it expects to incur. In most cases, additional future environmental cleanup costs are not reasonably estimable due to a number of factors, including the unknown magnitude of possible contamination, the appropriate remediation methods, the possible effects of future legislation or regulation and the possible effects of technological changes. At December 31, 1998, the liability recorded by WMECO for its estimated environmental remediation costs, not considering any possible recoveries from third parties, amounted to approximately $1.9 million, within a range of $1.9 million to $3.1 million.

       WMECO has received proceeds from several insurance carriers for the settlement with certain insurance companies of all past, present and future environmental matters. As a result of these settlements, WMECO will retain the risk loss, in part, for some environmental remediation costs.

       WMECO cannot estimate the potential liability for future claims, including environmental remediation costs, that may be brought against it. However, considering known facts, existing laws and regulatory practices, management does not believe the matters disclosed above will have a material effect on WMECO's financial position or future results of operations.

    E. Spent Nuclear Fuel Disposal Costs
       Under the Nuclear Waste Policy Act of 1982, WMECO must pay the United States Department of Energy (DOE) for the disposal of spent nuclear fuel and high-level radioactive waste. The DOE is responsible for the selection and development of repositories for, and the disposal of, spent nuclear fuel and high-level radioactive waste. Fees for nuclear fuel burned on or after April 7, 1983, are billed currently to customers and paid to the DOE on a quarterly basis. For nuclear fuel used to generate electricity prior to April 7, 1983 (prior period fuel), payment must be made prior to the first delivery of spent fuel to the DOE. Until such payment is made, the outstanding balance will continue to accrue interest at the three-month Treasury Bill Yield Rate. At December 31, 1998, fees due to the DOE for the disposal of prior period fuel were approximately $41.1 million, including interest costs of $25.5 million.

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

    F. Nuclear Insurance Contingencies
       Under certain circumstances, in the event of a nuclear incident at one of the nuclear facilities in the country covered by the federal government's third-party liability indemnification program, WMECO could be assessed in proportion to its ownership interest in each of its nuclear units up to $83.9 million. WMECO's payments of this assessment would be limited to, in proportion to its ownership interest in each of its nuclear units, $10.0 million in any one year per nuclear incident. In addition, if the sum of all claims and costs from any one nuclear incident exceeds the maximum amount of financial protection, WMECO would be subject to an additional 5 percent, or $4.2 million, in proportion to its ownership interests in each of its nuclear units. Based upon its ownership interests in Millstone 1, 2 and 3, WMECO's maximum liability, including any additional assessments, would be $44.3 million per incident, of which payments would be limited to $5.0 million per year. In addition, through power purchase contracts with VYNPC, WMECO would be responsible for up to an additional $2.2 million per incident, of which payments would be limited to $0.3 million per year.

       The NRC approved CYAPC's and MYAPC's requests for withdrawal from participation in the secondary financial protection program, effective November 19, 1998, and January 17, 1999, respectively, due to their permanently shutdown and defueled status. Therefore, neither CYAPC, MYAPC, nor their sponsor companies have any future obligations for potential assessments.

       Insurance has been purchased to cover the primary cost of repair, replacement or decontamination of utility property resulting from insured occurrences. WMECO is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessment against WMECO with respect to losses arising during the current policy year is approximately $2.2 million under the primary property insurance program.

       Insurance has been purchased to cover certain extra costs incurred in obtaining replacement power during prolonged accidental outages and the excess cost of repair, replacement, or decontamination or premature decommissioning of utility property resulting from insured occurrences. WMECO is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessments against WMECO with respect to losses arising during current policy years are approximately $1.0 million under the replacement power policies and $2.3 million under the excess property damage, decontamination and decommissioning policies. The cost of a nuclear incident could exceed available insurance proceeds.

       Insurance has been purchased aggregating $200 million on an industry basis for coverage of worker claims.

    G. Construction Program
       The construction program is subject to periodic review and revision by management. WMECO currently forecasts construction expenditures of approximately $167.8 million for the years 1999-2003, including $33.5 million for 1999. In addition, WMECO estimates that nuclear fuel requirements, including nuclear fuel financed through the NBFT, will be approximately $35.5 million for the years 1999-2003, including $5.8 million for 1999. See Note 8, "Leases" for additional information about the financing of nuclear fuel.

    H. Long-Term Contractual Arrangements
       Yankee Companies:  The NU system companies rely on VY for approximately
       1.4 percent of their capacity under long-term contracts. Under the terms of their agreements, the NU system companies pay their ownership (or entitlement) shares of costs, which include depreciation, operation and maintenance expenses, taxes, the estimated cost of decommissioning and a return on invested capital. These costs are recorded as purchased-power expense and are recovered through the companies' rates. WMECO's total cost of purchases under contracts with VYNPC amounted to $4.4 million in 1998, $3.9 million in 1997 and $4.1 million in 1996. WMECO may also be asked to provide direct or indirect financial support from one or more of the Yankee companies, including VYNPC.

       NUGs: WMECO has entered into arrangements for the purchase of capacity and energy from two NUGs. These arrangements have terms from 15 to 25 years, currently expiring in the years 2008 through 2013, and require WMECO to purchase energy at specified prices or formula rates. For the 12-month period ending December 31, 1998, approximately 13 percent of NU system electricity requirements were met by NUGs. WMECO's total cost of purchases under these arrangements amounted to $29.9 million in 1998, $31.2 million in 1997 and $29.5 million in 1996.

       Hydro-Quebec: Along with other New England utilities, WMECO, CL&P, PSNH and HWP have entered into agreements to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. WMECO is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M and capital costs of these facilities.

       Estimated Annual Costs: The estimated annual costs of WMECO's significant long-term contractual arrangements are as follows:


                                         1999    2000    2001    2002    2003
                                                (Millions of Dollars)

       VYNPC.........................    $ 4.7   $ 4.3   $ 4.7   $ 4.8   $ 4.5
       NUGs..........................     31.1    32.2    33.1    33.9    34.9
       Hydro-Quebec..................      3.7     3.6     3.5     3.4     3.3


12. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

    Supplemental Executive Retirement Plan investments: SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," requires investments in debt and equity securities to be presented at fair value. As a result of this requirement, the investments having a cost basis of $52,000 held for the benefit of the Supplemental Executive Retirement Plan were recorded on the Consolidated Balance Sheets at their fair market value at December 31, 1998 of $352,000.

    Nuclear decommissioning trusts: The investments held in WMECO's nuclear decommissioning trusts were adjusted to market by approximately $27.8 million as of December 31, 1998 and $17.9 million as of December 31, 1997, with corresponding offsets to the accumulated provision for depreciation. The amounts adjusted in 1998 and 1997 represent cumulative net unrealized gains. The cumulative gross unrealized holding losses were immaterial for both 1998 and 1997.

    Preferred stock and long-term debt: The fair value of WMECO's fixed-rate securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value. The carrying amount of WMECO's financial instruments and the estimated fair values are as follows:

                                                    Carrying        Fair
    At December 31, 1998                             Amount         Value
                                                    (Thousands of Dollars)

    Preferred stock not subject to
      mandatory redemption...................       $ 20,000      $ 19,800

    Preferred stock subject to
      mandatory redemption...................         19,500        19,796

    Long-term debt - first mortgage bonds....        295,000       297,162

    Other long-term debt.....................         95,155        95,419


                                                    Carrying        Fair
    At December 31, 1997                             Amount         Value
                                                    (Thousands of Dollars)

    Preferred stock not subject to
      mandatory redemption...................       $ 20,000      $ 16,252

    Preferred stock subject to
      mandatory redemption...................         21,000        20,580

    Long-term debt - first mortgage bonds....        304,800       302,627

    Other long-term debt.....................         92,845        92,845


13. OTHER COMPREHENSIVE INCOME

    During 1998, WMECO adopted SFAS 130, "Reporting Comprehensive Income," which established standards for reporting and displaying comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. During 1997 and 1996, WMECO had no material other comprehensive income items.


    The accumulated balance for each other comprehensive income item is as follows:

                                                       Current
                                        December 31,   Period     December 31,
                                           1997        Change         1998
    (Thousands of Dollars)

    Unrealized gains on
      securities....................      $  -          $183          $183
    Minimum pension
      liability adjustment..........         -           (33)          (33)
    Accumulated other
      comprehensive income..........      $  -          $150          $150


    The changes in the components of other comprehensive income are reported on the Consolidated Statements of Comprehensive Income net of the following income tax effects:

                                           1998         1997          1996
    (Thousands of Dollars)

    Unrealized gains
      on securities.................      $(117)        $ -           $ -

    Minimum pension
      liability adjustment..........         21           -             -
    Other comprehensive
      income........................      $ (96)        $ -           $ -




To the Board of Directors
   of Western Massachusetts Electric Company:

We have audited the accompanying consolidated balance sheets of Western Massachusetts Electric Company (a Massachusetts corporation and a wholly owned subsidiary of Northeast Utilities) and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, common stockholder's equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Massachusetts Electric Company and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.




                                              /s/ ARTHUR ANDERSEN LLP
                                                  ARTHUR ANDERSEN LLP


Hartford, Connecticut
February 23, 1999






Western Massachusetts Electric Company and Subsidiary

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

FINANCIAL CONDITION

Overview

WMECO's financial results improved in 1998 despite a reduction in retail rates. The improved results are a result of the successful restart of the Millstone 3 nuclear power plant, significant progress toward the restart of Millstone 2 and significant reductions in operating expenses.

WMECO had a net loss of approximately $10 million in 1998, compared to a net loss of approximately $28 million in 1997. Improved results in 1998 were primarily due to a $43 million reduction in nonfuel operation and maintenance costs and a $28 million reduction in fuel and purchased power expense, partially offset by a reduction in operating revenues.

Total revenues fell 8 percent to $393 million in 1998 from $426 million in 1997. The fall in revenues occurred despite a 1.3 percent increase in retail kilowatt-hour sales for the year. The revenue reduction primarily resulted from a 10 percent retail rate decrease required by Massachusetts restructuring legislation.

WMECO's ability to improve its financial performance in 1999 will depend primarily on its success in bringing Millstone 2 back on line, and further reducing its operating costs to help offset continued downward pressure on retail revenues. WMECO's financial performance will be affected by the carryover of 1998 rate reductions, plus another 5 percent rate reduction, adjusted for inflation, that is scheduled to take effect September 1, 1999.

WMECO is in the process of auctioning approximately 560 megawatts (MW) of fossil and hydroelectric generating capacity. Management also hopes in 1999 to begin the process of securitizing stranded costs, a means of monetizing the company's regulatory assets and certain other stranded costs. WMECO intends to use most of the proceeds from asset sales and securitization to repay outstanding debt and preferred securities.

Restructuring

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

In January 1999, WMECO announced the sale of approximately 290 MW of fossil/hydro generating capacity to Consolidated Edison Energy, Inc. for $47 million. The sale price is approximately 3.8 times greater than the assets'
1997 book value of $12.5 million.   WMECO hopes to close on that transaction
in midsummer and expects to use the majority of the proceeds to repay outstanding debt. The sale of these assets and future asset sales will be used to reduce WMECO's stranded costs. WMECO will auction another 270 MW of pumped storage and conventional hydroelectric plant later in 1999. WMECO has notified the DTE that it will also seek to auction its ownership in the Millstone units. WMECO expects to seek approval to securitize up to $500 million in stranded costs.

Following the sale of its generating assets, WMECO will continue to operate and maintain the transmission and local distribution network and deliver electricity to its customers.

Millstone Nuclear Units

WMECO has a 19 percent ownership interest in Millstone 2 and a 12.24 percent ownership interest in Millstone 3. In 1998, Millstone-related costs fell significantly as Millstone 3 returned to service and Millstone 1 began to prepare for decommissioning.

After a 27-month outage, Millstone 3 received Nuclear Regulatory Commission
(NRC) permission to restart in June 1998 and reached full power in July. The unit achieved a capacity factor of approximately 70 percent in 1998 following its return to service. WMECO's share of the operation, maintenance and replacement power costs associated with Millstone 3 totaled approximately $28 million in 1998, down from $52 million in 1997. The unit remains on the NRC's watch list with a Category 2 designation, which means that it will continue to be subject to heightened NRC oversight. A refueling and maintenance outage is scheduled to begin in May 1999.

Millstone 2 remains on the NRC watch list with a Category 3 designation, meaning that NRC commissioners must formally vote to allow restart. Key steps before restart include final verification that the unit is in conformance with its design and licensing basis; that management processes support safe and conservative operations; and that the employees are effective at identifying and correcting deficiencies at the unit. Millstone 2 is on schedule for a spring 1999 restart following final NRC review and approval. Millstone 2's return to service will reduce WMECO's fuel and purchased-power expense by approximately $1 million a month and significantly reduce O&M which totaled $42 million in 1998.

Liquidity

WMECO converted a total of $53.8 million variable-rate tax exempt debt to fixed-rate tax exempt debt carrying an interest rate of 5.85 percent.
Niantic Bay Fuel Trust (NBFT), which finances CL&P's and WMECO's nuclear fuel at Millstone, refinanced maturing notes and bank lines through the issuance of $180 million of five-year 8.59 percent notes.

Net cash flows from operations totaled approximately $30 million in 1998, up from $28 million in 1997. Approximately $37 million of net cash flow was used for investment activities, including construction expenditures and investments in nuclear decommissioning trusts, essentially unchanged from 1997. Approximately $7 million of net cash flows was from financing activities, compared with $9 million in 1997. Short-term debt increased by $22 million while long-term debt and preferred stock levels were reduced by $11 million in 1998. In 1997, debt levels increased a net of $27 million. Approximately $3 million was used to pay preferred dividends in 1998, compared with $18 million in preferred and common dividends in 1997.

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

Key covenants on a $313.75 million revolving credit line primarily serving CL&P and WMECO were adjusted in the fall. The $313.75 million revolving credit line will expire on November 21, 1999. As of February 23, 1999, WMECO had $60 million outstanding under that line. WMECO paid off a $40 million bond issue that matured on March 1, 1999.

WMECO has arranged financing agreements through the sale of its accounts receivables. WMECO can finance up to $40 million through this facility. As of December 31, 1998, WMECO had financed $20 million through its accounts receivable line.

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

Nuclear Decommissioning

Millstone 1

WMECO has a 19 percent ownership interest in Millstone 1. Based on a continued unit operation study filed with the Connecticut Department of Public Utility Control (DPUC) in July 1998, management decided to retire Millstone 1 and begin decommissioning activities. Subsequently, Millstone 1 was removed from the NRC's watch list.

WMECO's share of the total estimated decommissioning costs for Millstone 1, which have been updated to reflect the early shutdown of the unit, are approximately $131.5 million in December 1998 dollars. WMECO uses external trusts to fund the decommissioning costs. At December 31, 1998, WMECO had unrecovered plant and related assets for Millstone 1 of $60.8 million and unrecovered decommissioning obligation of $72.8 million. These amounts have been recorded as a regulatory asset, while decommissioning and closure obligations have been recorded as a liability. Management expects the DTE to decide on the recovery of WMECO's share of Millstone 1 investment and decommissioning liability as part of the ongoing restructuring docket.

Yankee Companies

WMECO has a 9.5 percent ownership interest in the Connecticut Yankee Atomic Power Company (CYAPC), a 7.0 percent ownership interest in Yankee Atomic Electric Company (YAEC), a 3.0 percent ownership interest in Maine Yankee Atomic Power Company (MYAPC) and a 2.5 percent ownership interest in Vermont Yankee Nuclear Power Corporation (VYNPC). The nuclear plants owned by YAEC, CYAPC and MYAPC were shut down permanently on February 26, 1992, December 4, 1996, and August 6, 1997, respectively.

At December 31, 1998, WMECO's share of its estimated remaining contract obligations, including decommissioning, amounted to approximately $74.6 million: $47.4 million for CYAPC, $21.5 million for MYAPC and $5.7 million for YAEC. Under the terms of the contracts with the Yankee companies, WMECO is responsible for its proportionate share of the costs of the units including decommissioning. Management expects to recover these costs from customers. Accordingly, WMECO has recognized these costs as regulatory assets, with corresponding obligations on its balance sheet.

WMECO has exposure for its investment in CYAPC as a result of an initial decision at the Federal Energy Regulatory Commission (FERC). Additionally, in January 1999, MYAPC filed an offer of settlement which, if accepted by the FERC, will resolve all the issues in the FERC decommissioning rate case proceeding. Management cannot predict the ultimate outcome of the FERC proceedings at this time, but believes that the associated regulatory assets are probable of recovery. For further information on Yankee companies see "Notes to Consolidated Financial Statements," Note 11B.

WMECO's share of estimated costs of decommissioning the nuclear plant owned by VYNPC is approximately $13.2 million in year-end 1998 dollars.

Millstone 2 and 3

WMECO's estimated cost to decommission its shares of Millstone 2 and Millstone 3 is approximately $144.0 million in year-end 1998 dollars. These costs are being recognized over the lives of the respective units with a portion currently being recovered through rates. As of December 31, 1998, the market value of the contributions already made to the decommissioning trusts, including their investment returns, was approximately $66.9 million. See the "Notes to Consolidated Financial Statements," Note 2, for further information on nuclear decommissioning.

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

Environmental Matters

WMECO is potentially liable for environmental cleanup costs at a number of sites inside and outside its service territory. To date, the future estimated environmental remediation liability has not been material with respect to the earnings or financial position of WMECO. At December 31, 1998, WMECO had recorded an environmental reserve of approximately $1.9 million. See the "Notes to Consolidated Financial Statements," Note 11D, for further information on environmental matters.


RESULTS OF OPERATIONS


                                     Income Statement Variances
                                         Millions of Dollars

                           1998 over/(under) 1997   1997 over/(under) 1996

                             Amount      Percent      Amount      Percent

Operating revenues          $  (33)        (8)%        $  5          1 %
Fuel, purchased and net
  interchange power            (28)       (20)           25         22
Other operation                (18)       (12)           17         12
Maintenance                    (25)       (30)           25         45
Amortization of regulatory
  assets, net                    -          -            (3)       (30)
Federal and state
  income taxes                  16        (99)          (26)        (a)
Net income                      18        (65)          (39)        (a)

(a) Percentage greater than 100.



Operating Revenues

Total operating revenues decreased in 1998, primarily due to a 10 percent retail rate decrease in 1998, partially offset by higher retail sales. Retail kilowatt-hour sales were 1.3 percent higher than 1997.

Total operating revenues increased in 1997, primarily due to higher transmission and capacity revenues, partially offset by lower retail sales. Retail kilowatt-hour sales were 1.0 percent lower in 1997 as a result of mild winter weather.

Fuel, Purchased and Net Interchange Power

Fuel, purchased and net interchange power expense decreased in 1998, primarily due to lower replacement power costs as a result of the return to service of Millstone 3.

Fuel, purchased and net interchange power expense increased in 1997, primarily due to replacement power costs associated with the Millstone outages.

Other Operation and Maintenance

Other operation and maintenance expense decreased in 1998, primarily due to lower costs at the Millstone units ($30 million), lower capacity charges from CYAPC and MYAPC ($10 million) and the recognition of environmental insurance proceeds ($2 million).

Other operation and maintenance expense increased in 1997, primarily due to higher costs associated with the Millstone restart effort ($40 million), higher capacity charges from MYAPC ($2 million) and higher costs to ensure adequate capacity ($6 million), partially offset by lower capacity charges from CYAPC as a result of a property tax refund ($4 million) and lower administrative and general expenses primarily due to lower pensions and benefit costs ($5 million).

Amortization of Regulatory Assets, Net

The change in amortization of regulatory assets, net in 1998 was not significant.

Amortization of regulatory assets, net decreased in 1997, primarily due to the completion of the amortization of Millstone 3 investment in 1996.

Federal and State Income Taxes

Federal and state income taxes increased in 1998, primarily due to higher book taxable income.

Federal and state income taxes decreased in 1997, primarily due to lower book taxable income.




Western Massachusetts Electric Company And Subsidiary

SELECTED FINANCIAL DATA (a)

                          1998        1997        1996        1995        1994
                                        (Thousands of Dollars)

Operating Revenues....$  393,322  $  426,447  $  421,337  $  420,434  $  421,477

Operating Income/
  (Loss)..............    19,854         251      33,190      63,064      70,940

Net (Loss)/Income.....    (9,579)    (27,460)     11,089      39,133      49,457
Cash Dividends on
  Common Stock........      -         15,004      16,494      30,223      29,514

Total Assets.......... 1,287,682   1,179,128   1,191,915   1,142,346   1,183,618

Long-Term Debt (b)....   389,314     396,649     349,442     347,470     379,969

Preferred Stock Not
  Subject to Mandatory
  Redemption..........    20,000      20,000      20,000      53,500      68,500

Preferred Stock Subject
  to Mandatory
  Redemption(b).......    19,500      21,000      21,000      24,000      24,675

Obligations Under
  Capital Leases(b)...    34,093      32,887      32,234      36,011      36,797

(a) Reclassifications of prior data have been made to conform with the current presentation.

(b) Includes portion due within one year.



STATEMENTS OF QUARTERLY FINANCIAL DATA (Unaudited)

                                             Quarter Ended (a)

  1998                        March 31     June 30       Sept. 30      Dec. 31

Operating Revenues.........   $107,189     $ 90,649      $93,839       $101,645

Operating Income...........   $  7,838     $  6,614      $ 4,301       $  1,101

Net Income/(Loss)..........   $  1,367     $   (738)     $(3,546)      $ (6,662)


  1997

Operating Revenues.........   $106,054     $104,130     $111,166       $105,097

Operating Income/(Loss)....   $    675     $ (4,794)    $  1,875       $  2,495

Net Loss...................   $ (5,033)    $(11,492)    $ (5,303)      $ (5,632)



Western Massachusetts Electric Company and Subsidiary

STATISTICS (Unaudited)


        Gross Electric                  Average
        Utility Plant                   Annual
        December 31,                    Use Per        Electric
        (Thousands      kWh Sales     Residential      Customers     Employees
        of Dollars)     (Millions)    Customer (kWh)   (Average)   (December 31)

1998    $1,256,046         4,091         6,979          196,339         533
1997     1,334,233         4,300         7,121          195,324         507
1996     1,303,361         4,626         7,335          194,705         497
1995     1,285,269         4,846         7,105*         193,964         527
1994     1,271,513         4,978         7,433          193,187         617

*Effective January 1, 1996, the amounts shown reflect billed and unbilled sales. 1995 has been restated to reflect this change.