Form 10-K, Exhibit 13
period 1998-12-31
NORTHEAST UTILITIES SYSTEM; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1999-03-23
CIK 72741, 23426, 106170, 315256, 880416

1998 Annual Report

                Public Service Company of New Hampshire

                                 Index


Contents                                                            Page

Balance Sheets                                                        2

Statements of Income                                                  4

Statements of Comprehensive Income                                    4

Statements of Cash Flows                                              5

Statements of Common Stockholder's Equity                             6

Notes to Financial Statements                                         7

Report of Independent Public Accountants                             39

Management's Discussion and Analysis of Financial
  Condition and Results of Operations                                41

Selected Financial Data                                              50

Statistics (Unaudited)                                               52

Statements of Quarterly Financial Data (Unaudited)                   52

Preferred Stockholder and Bondholder Information                Back Cover







                                   PART I.  FINANCIAL INFORMATION

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

BALANCE SHEETS


-----------------------------------------------------------------------------------------
AT DECEMBER 31,                                                   1998           1997
-----------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
ASSETS
------

Utility Plant, at cost:
  Electric................................................   $  1,927,341   $  1,898,319

     Less: Accumulated provision for depreciation.........        631,584        590,056
                                                             -------------  -------------
                                                                1,295,757      1,308,263
  Unamortized acquisition costs...........................        352,855        402,285
  Construction work in progress...........................         20,735         10,716
  Nuclear fuel, net.......................................          1,323          1,308
                                                             -------------  -------------
      Total net utility plant.............................      1,670,670      1,722,572
                                                             -------------  -------------
Other Property and Investments:
  Nuclear decommissioning trusts, at market...............          5,580          4,332
  Investments in regional nuclear generating
   companies and subsidiary company, at equity............         19,836         19,169
  Other, at cost..........................................          4,319          3,773
                                                             -------------  -------------
                                                                   29,735         27,274
                                                             -------------  -------------
Current Assets:
  Cash and cash equivalents...............................         60,885         94,459
  Receivables, less accumulated provision for
    uncollectible accounts of $2,041,000 in 1998
    and of $1,702,000 in 1997.............................         89,044         89,338
  Accounts receivable from affiliated companies...........         12,018         38,520
  Accrued utility revenues................................         42,145         36,885
  Fuel, materials and supplies, at average cost...........         36,642         40,161
  Recoverable energy costs--current portion...............         65,257         31,886
  Prepayments and other...................................         22,744         11,271
                                                             -------------  -------------
                                                                  328,735        342,520
                                                             -------------  -------------
Deferred Charges:
  Regulatory assets.......................................        610,222        695,418
  Deferred receivable from affiliated company.............         22,728         32,472
  Unamortized debt expense................................         13,995         11,749
  Other...................................................          5,510          5,154
                                                             -------------  -------------
                                                                  652,455        744,793
                                                             -------------  -------------




      Total Assets........................................   $  2,681,595   $  2,837,159
                                                             =============  =============



See accompanying notes to financial statements.









PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

BALANCE SHEETS


-----------------------------------------------------------------------------------------
AT DECEMBER 31,                                                   1998           1997
-----------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------

Capitalization:
  Common stock--$1 par value.
   Authorized and outstanding 1,000 shares................   $          1   $          1
  Capital surplus, paid in................................        424,250        423,713
  Retained earnings.......................................        252,912        170,501
  Accumulated other comprehensive income..................          1,004           -
                                                             -------------  -------------
           Total common stockholder's equity..............        678,167        594,215
  Preferred stock subject to mandatory redemption.........         50,000         75,000
  Long-term debt..........................................        516,485        516,485
                                                             -------------  -------------
           Total capitalization...........................      1,244,652      1,185,700
                                                             -------------  -------------

Obligations Under Seabrook Power Contracts
 and Other Capital Leases.................................        703,411        799,450
                                                             -------------  -------------
Current Liabilities:
  Long-term debt and preferred stock--current portion.....         25,000        195,000
  Obligations under Seabrook Power Contracts and other
   capital leases--current portion........................        138,812        122,363
  Accounts payable........................................         26,227         21,231
  Accounts payable to affiliated companies................         28,410         32,677
  Accrued taxes...........................................         82,743         69,445
  Accrued interest........................................          5,894          7,197
  Accrued pension benefits................................         46,004         46,061
  Other...................................................          8,540          9,417
                                                             -------------  -------------
                                                                  361,630        503,391
                                                             -------------  -------------
Deferred Credits:
  Accumulated deferred income taxes.......................        225,091        204,406
  Accumulated deferred investment tax credits.............          3,460          3,972
  Deferred contractual obligations........................         66,400         83,042
  Deferred revenue from affiliated company................         22,728         32,472
  Other...................................................         54,223         24,726
                                                             -------------  -------------
                                                                  371,902        348,618
                                                             -------------  -------------


Commitments and Contingencies (Note 6)


                                                             -------------  -------------
           Total Capitalization and Liabilities...........   $  2,681,595   $  2,837,159
                                                             =============  =============



See accompanying notes to financial statements.






PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

STATEMENTS OF INCOME



------------------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31,                        1998         1997         1996
------------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)

Operating Revenues................................. $ 1,087,247  $ 1,108,459  $ 1,110,169
                                                    ------------ ------------ ------------
Operating Expenses:
  Operation --
     Fuel, purchased and net interchange power.....     322,071      326,745      356,679
     Other.........................................     402,012      368,363      326,337
  Maintenance......................................      51,734       38,320       45,728
  Depreciation.....................................      45,342       44,377       42,983
  Amortization of regulatory assets, net...........      26,758       56,557       56,884
  Federal and state income taxes...................      65,079       86,450       80,677
  Taxes other than income taxes....................      43,052       43,623       45,123
                                                    ------------ ------------ ------------
        Total operating expenses...................     956,048      964,435      954,411
                                                    ------------ ------------ ------------
Operating Income...................................     131,199      144,024      155,758
                                                    ------------ ------------ ------------

Other Income:
  Equity in earnings of regional nuclear
    generating companies and subsidary company.....       2,649        1,373        2,075
  Other, net.......................................       9,222          698        8,075
  Income taxes.....................................      (7,473)      (2,391)      (7,723)
                                                    ------------ ------------ ------------
        Other income, net..........................       4,398         (320)       2,427
                                                    ------------ ------------ ------------
        Income before interest charges.............     135,597      143,704      158,185
                                                    ------------ ------------ ------------

Interest Charges:
  Interest on long-term debt.......................      43,317       51,259       57,557
  Other interest...................................         594          273        3,163
                                                    ------------ ------------ ------------
        Interest charges, net......................      43,911       51,532       60,720
                                                    ------------ ------------ ------------


Net Income......................................... $    91,686  $    92,172  $    97,465
                                                    ============ ============ ============




STATEMENTS OF COMPREHENSIVE INCOME

Net Income......................................... $    91,686  $    92,172  $    97,465
                                                    ------------ ------------ ------------
Other comprehensive income, net of tax:
Unrealized gains on securities.....................       1,198         -            -
Minimum pension liability adjustments..............        (194)        -            -
                                                    ------------ ------------ ------------
  Other comprehensive income, net of tax...........       1,004         -            -
                                                    ------------ ------------ ------------
Comprehensive Income............................... $    92,690  $    92,172  $    97,465
                                                    ============ ============ ============


See accompanying notes to financial statements.






PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                   1998        1997        1996
--------------------------------------------------------------------------------------------------
                                                                      (Thousands of Dollars)
Operating Activities:
  Net Income.................................................. $   91,686  $   92,172  $   97,465
  Adjustments to reconcile to net cash
   from operating activities:
    Depreciation..............................................     45,342      44,377      42,983
    Deferred income taxes and investment tax credits, net.....     78,366      21,645      94,983
    Recoverable energy costs, net of amortization.............      2,065     (12,336)     31,663
    Amortization of acquisition costs.........................     49,431      89,417      89,744
    Amortization of regulatory liability......................    (32,860)    (32,860)    (32,860)
    Amortization of other regulatory assets...................     10,187        -           -
    Deferred Seabrook capital costs ..........................    (31,587)     (8,376)       -
    Other sources of cash.....................................     32,255      51,054      65,922
    Other uses of cash........................................    (53,615)    (67,590)    (51,188)
  Changes in working capital:
    Receivables and accrued utility revenues..................     21,536       9,407     (36,907)
    Fuel, materials and supplies..............................      3,519       4,691      (3,135)
    Accounts payable..........................................        729     (14,897)     (7,714)
    Accrued taxes.............................................     13,298      69,364        (717)
    Other working capital (excludes cash).....................    (13,710)    (13,365)    (13,559)
                                                               ----------- ----------- -----------
Net cash flows from operating activities......................    216,642     232,703     276,680
                                                               ----------- ----------- -----------


Financing Activities:
  Reacquisitions and retirements of long-term debt............   (170,000)       -       (172,500)
  Reacquisitions and retirements of preferred stock...........    (25,000)    (25,000)       -
  Cash dividends on preferred stock...........................     (9,275)    (11,925)    (13,250)
  Cash dividends on common stock..............................          -     (85,000)    (52,000)
                                                               ----------- ----------- -----------
Net cash flows used for financing activities..................   (204,275)   (121,925)   (237,750)
                                                               ----------- ----------- -----------

Investment Activities:
  Investment in plant:
    Electric utility plant....................................    (43,780)    (33,570)    (37,480)
    Nuclear fuel..............................................       (307)          5         129
                                                               ----------- ----------- -----------
      Net cash flows used for investments in plant............    (44,087)    (33,565)    (37,351)
  Investment in NU system Money Pool..........................       -         18,250         850
  Investment in nuclear decommissioning trusts................       (641)       (490)       (521)
  Other investment activities, net............................     (1,213)     (1,529)     (1,010)
                                                               ----------- ----------- -----------
Net cash flows used for investments...........................    (45,941)    (17,334)    (38,032)
                                                               ----------- ----------- -----------
Net (decrease)/increase in cash for the period................    (33,574)     93,444         898
Cash and cash equivalents- beginning of period................     94,459       1,015         117
                                                               ----------- ----------- -----------
Cash and cash equivalents- end of period...................... $   60,885  $   94,459  $    1,015
                                                               =========== =========== ===========
Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized........................ $   42,677  $   51,775  $   58,835
                                                               =========== =========== ===========
  Income taxes................................................ $   18,948  $   10,612  $     (457)
                                                               =========== =========== ===========
(Decrease)/increase in obligations:
  Seabrook Power Contracts and other capital leases........... $  (78,939) $    6,197  $       93
                                                               =========== =========== ===========




See accompanying notes to financial statements.







PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY


--------------------------------------------------------------------------------------------------------
                                                                                Accumulated
                                                       Capital                     Other
                                            Common     Surplus,    Retained    Comprehensive
                                             Stock     Paid In     Earnings       Income         Total
--------------------------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
Balance at January 1, 1996...............  $     1    $422,385    $143,039    $        -       $565,425
    Net income...........................                           97,465                       97,465
    Cash dividends on preferred stock....                          (13,250)                     (13,250)
    Cash dividends on common stock.......                          (52,000)                     (52,000)
    Capital stock expenses, net..........                  673                                      673
                                           --------   ---------   ---------    -------------   ---------
Balance at December 31, 1996.............        1     423,058     175,254             -        598,313
    Net income...........................                           92,172                       92,172
    Cash dividends on preferred stock....                          (11,925)                     (11,925)
    Cash dividends on common stock.......                          (85,000)                     (85,000)
    Capital stock expenses, net..........                  655                                      655
                                           --------   ---------   ---------    -------------   ---------
Balance at December 31, 1997.............        1     423,713     170,501             -        594,215
    Net income...........................                           91,686                       91,686
    Cash dividends on preferred stock....                           (9,275)                      (9,275)
    Capital stock expenses, net..........                  537                                      537
    Other comprehensive income...........                                             1,004       1,004
                                           --------   ---------   ---------    -------------   ---------
Balance at December 31, 1998.............  $     1    $424,250    $252,912    $       1,004    $678,167
                                           ========   =========   =========    =============   =========



See accompanying notes to financial statements.




1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    A.  About Public Service Company of New Hampshire
        Public Service Company of New Hampshire (PSNH or the company), The Connecticut Light and Power Company (CL&P), Western Massachusetts Electric Company (WMECO),North Atlantic Energy Corporation (NAEC) and Holyoke Water Power Company (HWP) are the operating subsidiaries comprising the Northeast Utilities system (the NU system) and are wholly owned by Northeast Utilities (NU).

        The NU system furnishes franchised retail electric service in Connecticut, New Hampshire, and western Massachusetts through CL&P,
        PSNH and WMECO. NAEC sells all of its entitlement to the capacity and output of the Seabrook nuclear power plant (Seabrook, a 1,148 megawatt (MW) nuclear power generating unit) to PSNH under two life-of-unit, full cost recovery contracts (the Seabrook Power Contracts). HWP is also engaged in the production and distribution of electric power. The NU system also furnishes firm and other wholesale electric services to various municipalities and other utilities, and participates in limited retail access programs, providing off-system retail electric service. The NU system serves in excess of 30 percent of New England's electric needs and is one of the 24 largest electric utility systems in the country as measured by revenues.

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

        During the first quarter of 1999, NU established three new subsidiaries: NU Enterprises, Inc., Northeast Generation Company, and Northeast Generation Services Company. Directly or through multiple subsidiaries, these entities will engage in a variety of energy-related activities, including the acquisition and management of non-nuclear generating plants.

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

    C.  New Accounting Standards
        The Financial Accounting Standards Board (FASB) issued a new accounting standard during 1998: Statement of Financial Accounting Standards (SFAS) 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits."

        SFAS 132 revises employers' disclosures about pension and other postretirement benefit plans, but it does not change the measurement or recognition of those plans. See Note 6, "Pension Benefits and Postretirement Benefits Other Than Pensions," for further information on PSNH's pension and postretirement benefits disclosures.

        During June 1997, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 determines the standards for reporting and disclosing qualitative and quantitative information about a company's operating segments. More specifically, it requires financial information to be disclosed for segments whose operating results are received by the chief operating officer for decisions on resource allocation. It also requires related disclosures about products and services, geographic areas and major customers. PSNH currently evaluates management performance using a cost-based budget, and the information required by SFAS 131 is not available.

        As a result of the changes which PSNH and the industry are undergoing the company will implement business segment reporting in 1999. This reporting will provide management with revenue and expense information at the business segment level. Management has identified significant segments to include transmission, distribution, generation-related and energy marketing.

    D.  Investments and Jointly Owned Electric Utility Plant
        Regional Nuclear Generating Companies: PSNH owns common stock of four regional nuclear generating companies (Yankee companies) which are accounted for on the equity basis due to PSNH's ability to exercise significant influence over their operating and financial policies. PSNH's ownership interests in the Yankee companies at December 31, 1998 are:

        Connecticut Yankee Atomic Power Company (CYAPC)         5.0%
        Yankee Atomic Electric Company (YAEC)                   7.0
        Maine Yankee Atomic Power Company (MYAPC)               5.0
        Vermont Yankee Nuclear Power Corporation (VYNPC)        4.0

        PSNH's equity investments in the Yankee companies at December 31, 1998 are:

                                     (Thousands of Dollars)

        CYAPC.......................        $ 5,457
        YAEC........................          1,356
        MYAPC.......................          4,312
        VYNPC.......................          2,227
                                            $13,352

        Each Yankee company owns a single nuclear generating unit. YAEC's, CYAPC's and MYAPC's nuclear power plants were shut down permanently on February 26, 1992, December 4, 1996 and August 6, 1997, respectively. For further information on the Yankee companies, see
        Note 4, "Nuclear Decommissioning and Plant Closure Costs."

        Millstone 3: PSNH has a 2.85 percent joint ownership interest in Millstone 3, a 1,154 MW nuclear generating unit. As of December 31, 1998 and 1997, plant-in-service included approximately $118.8 million and $118.7 million, respectively, and the accumulated provision for depreciation included approximately $35.5 million and $32.3 million, respectively, for PSNH's share of Millstone 3. PSNH's share of Millstone 3 expenses is included in the corresponding operating expenses on the accompanying Statements of Income.
        For further information on the Millstone 3 unit, see Note 10C, "Commitments and Contingencies - Nuclear Performance."

        Wyman Unit 4: PSNH has a 3.14 percent ownership interest in Wyman Unit 4 (Wyman), a 632 MW oil-fired generating unit. At December 31, 1998 and 1997, plant-in-service included approximately $6.1 million and $6.0 million, respectively and the accumulated provision for depreciation included approximately $4.0 million and $3.9 million, respectively, for PSNH's share of Wyman. PSNH's share of Wyman expenses is included in the corresponding operating expenses on the accompanying Statements of Income.

    E.  Depreciation
        The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency. Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. The costs of closure and removal of non-nuclear facilities are accrued over the life of the plant as a component of depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.6 percent in 1998 and 3.7 percent in 1997 and 1996. See Note 4, "Nuclear Decommissioning and Plant Closure Costs," for information on nuclear plant decommissioning.

        At December 31, 1998 and 1997, the accumulated provision for depreciation included approximately $37.3 million and $34.2 million, respectively, accrued for the cost of removal, net of salvage for non-nuclear generation property.

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

        For information on PSNH rate proceedings and the impact on PSNH, see Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), and Note 10B, "Commitments and Contingencies - Rate Matters."

    G.  Acquisition Costs
        The PSNH acquisition costs represent the aggregate value placed by the 1989 rate agreement with the state of New Hampshire (Rate Agreement) on PSNH's assets in excess of the net book value of PSNH's non-Seabrook assets, plus the $700 million value assigned to Seabrook by the Rate Agreement, as part of the bankruptcy resolution on June 5, 1992 (Acquisition Date). The Rate Agreement provides for the recovery through rates, with a return, of the PSNH acquisition costs. The unrecovered balance at December 31, 1998, was approximately $352.9 million and is being recovered ratably over a 20-year period through May 1, 2011 in accordance with the Rate Agreement. Through December 31, 1998, PSNH has collected approximately $640.0 million of acquisition costs.

    H.  Regulatory Accounting and Assets
        The accounting policies of PSNH and the accompanying financial statements conform to generally accepted accounting principles applicable to rate-regulated enterprises and reflect the effects of the ratemaking process in accordance with SFAS 71, "Accounting for the Effects of Certain Types of Regulation." Assuming a cost-of-service based regulatory structure, regulators may permit incurred costs, normally treated as expenses, to be deferred and recovered through future revenues. Through their actions, regulators may also reduce or eliminate the value of an asset, or create a liability. If any portion of PSNH's operations were no longer subject to the provisions of SFAS 71, PSNH would be required to write off all of its related regulatory assets and liabilities unless there is a formal transition plan which provides for the recovery, through established rates, for the collection of these costs through a portion of the business which would remain regulated on a cost-of-service basis. At the time of transition, PSNH would be required to determine any impairment to the carrying costs of deregulated plant and inventory assets.

        Management anticipates that a restructuring program will be implemented in New Hampshire, and such a program is currently the focus of negotiations and proceedings within the federal and state legal systems. However, management continues to believe the application of SFAS 71 remains appropriate at this time. Once PSNH's restructuring plan has been formally approved by the appropriate regulatory agency and management can determine the impacts of restructuring, PSNH's generation businesses no longer will be rate regulated on a cost-of-service basis. The majority of PSNH's regulatory assets are related to its generation business. Management expects that the transmission and distribution business within New Hampshire will continue to be rate-regulated on a cost-of-service basis and restructuring plans will allow for the recovery of regulatory assets through this portion of the business.

        For further information on PSNH's regulatory environment and the potential impacts of restructuring, see Note 10A, "Commitments and Contingencies - Restructuring" and the MD&A.

        Based on a current evaluation of the various factors and conditions that are expected to impact future cost recovery, management continues to believe it is probable that PSNH will recover its investments in long-lived assets, including regulatory assets.
        The components of PSNH's regulatory assets are as follows:

        At December 31,                           1998          1997
                                                (Thousands of Dollars)

        Recoverable energy costs, net
          (Note 1J).........................    $156,250      $191,686
        Income taxes, net (Note 1I).........     139,739       128,244
        Unrecovered contractual
          obligations (Note 1K).............      66,400        83,042
        Deferred costs - nuclear
          plants (Note 1L)..................     244,599       290,232
        Other...............................       3,234         2,214
                                                $610,222      $695,418

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

        The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, that give rise to the accumulated deferred tax obligation is as follows:

        At December 31,                           1998          1997
                                                (Thousands of Dollars)

        Accelerated depreciation and
          other plant-related differences....  $100,786       $103,985
        Net operating loss (NOL)
          carryforwards......................   (25,610)       (94,822)
        Regulatory assets - income tax
          gross up...........................    52,425         49,101
        Other................................    97,490        146,142
                                               $225,091       $204,406

        At December 31, 1998, PSNH had a federal NOL carryforward of approximately $94 million that can be used against PSNH's federal taxable income and which if unused, expires between the years 2005 and 2006. PSNH also had Investment Tax Credit (ITC) carryforwards of $37 million which if unused, expire between the years 1999 and 2004. The reorganization of PSNH under Chapter 11 of the United States Bankruptcy Code limits the annual amount of ITC carryforward that may be used. Approximately $6 million of the ITC carryforward is subject to this limitation.

    J.  Recoverable Energy Costs
        Under the Energy Policy Act of 1992 (Energy Act), PSNH is assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (D&D assessment). The Energy Act requires that regulators treat D&D assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates like any other fuel cost. PSNH is currently recovering these costs through rates.
        As of December 31, 1998, PSNH's total D&D deferrals were approximately $237,000.

        The Rate Agreement includes a comprehensive fuel and purchased power adjustment clause (FPPAC) permitting PSNH to pass through to retail customers, for a 10-year period that began in May 1991, the retail portion of differences between the fuel and purchased power costs assumed in the Rate Agreement and PSNH's actual costs, which include the costs related to the Seabrook Power Contracts and the Clean Air Act Amendment. The cost components of the FPPAC are subject to a prudence review by the New Hampshire Public Utilities Commission (NHPUC). At December 31, 1998, recoverable energy costs include $156.3 million of noncurrent recoverable energy costs deferred under the FPPAC.

        Under the Rate Agreement, charges made by NAEC through the Seabrook Power Contracts, including the deferred Seabrook capital expenses, are to be deferred by PSNH and subsequently billed and collected by PSNH through the FPPAC. PSNH began to defer the amount of these costs on December 1, 1997 and continued to do so for the period December 1, 1997 through May 31, 1998. Beginning on June 1, 1998, these costs began to be recovered over a 36-month period. At December 31, 1998, PSNH has deferred approximately $40.0 million of these costs, which balance is recorded in PSNH's deferred costs, nuclear plants.

        See Note 10A, "Commitments and Contingencies - Restructuring" for the possible impacts on PSNH of the NHPUC's decision related to industry restructuring.

    K.  Unrecovered Contractual Obligations
        Under the terms of contracts with MYAPC, CYAPC, and YAEC, the shareholder-sponsor companies, including CL&P, PSNH and WMECO, are responsible for their proportionate share of the remaining costs of the units, including decommissioning. As management expects that the NU system companies will be allowed to recover these costs from their customers, the NU system companies have recorded regulatory assets, with corresponding obligations on their respective balance sheets. For further information, see Note 4, "Nuclear Decommissioning and Plant Closure Costs."

    L.  Deferred Costs - Nuclear Plants
        Under the Rate Agreement, the plant costs of Seabrook were phased into rates over a seven-year period beginning May 15, 1991. These deferred costs are being billed to PSNH by NAEC through the Seabrook Power Contracts beginning December 1, 1997, and will be fully recovered from PSNH's customers by May 2001.

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

    PSNH has included its right to buy power from NAEC on its Balance Sheets as part of utility plant and regulatory assets with a corresponding obligation. At December 31, 1998, this right was valued at approximately $838.1 million.

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

    Contract payments charged to operating expenses are approximately:

         Year                                Contract Payments
                                          (Thousands of Dollars)

         1998............................       $272,000
         1997............................        188,000
         1996............................        159,000

    Interest included in the contract payment was $54 million in 1998, $57 million in 1997, and $55 million in 1996.

    Future minimum payments, excluding executory costs, such as property taxes, state use taxes, insurance and maintenance, under the terms of the contracts, as of December 31, 1998, are approximately:

         Year                            Seabrook Power Contracts
                                          (Thousands of Dollars)

         1999...........................      $   195,000
         2000...........................          193,000
         2001...........................          117,000
         2002...........................           78,100
         2003...........................           76,000
         After 2003.....................        1,095,000

         Future minimum payments........        1,754,000

         Less amount representing
           interest.....................          916,000

         Present value of Seabrook Power
           Contracts payments...........      $   838,100

    See Note 10A, "Commitments and Contingencies - Restructuring" for the possible impacts the NHPUC's restructuring decision may have on the Seabrook Power Contracts.

 3. LEASES

    PSNH has entered into lease agreements, some of which are capital leases, for the use of data processing and office equipment, vehicles and office space. The provisions of these lease agreements generally provide for renewal options. The following rental payments have been charged to expense:

        Year                   Capital Leases          Operating Leases

        1998.................    $1,584,000                $5,392,000
        1997.................     1,579,000                 5,657,000
        1996.................     1,105,000                 4,884,000

    Interest included in capital lease rental payments was $193,000 in 1998, $272,000 in 1997 and $292,000 in 1996.

    Future minimum rental payments, excluding executory costs, such as property taxes, state use taxes, insurance and maintenance, under long-term noncancellable leases, as of December 31, 1998, are:

        Year                   Capital Leases          Operating Leases
                                       (Thousands of Dollars)

        1999....................     $1,400                  $ 5,800
        2000....................      1,200                    5,100
        2001....................      1,200                    4,600
        2002....................        400                    2,500
        2003....................        400                    1,300
        After 2003..............      1,500                    3,000
        Future minimum lease
         payments...............      6,100                  $22,300

        Less amount representing
         interest...............      2,000

        Present value of future
         minimum lease payments.     $4,100


4.  NUCLEAR DECOMMISSIONING AND PLANT CLOSURE COSTS

    Millstone 3 and Seabrook 1: Millstone 3 and Seabrook 1 have service lives that are expected to end during the years 2025 and 2026, respectively. Upon retirement, these units must be decommissioned. Current decommissioning studies conclude that complete and immediate dismantlement at retirement continues to be the most viable and economic method of decommissioning Millstone 3 and Seabrook 1. Decommissioning studies are reviewed and updated periodically to reflect changes in decommissioning requirements, costs, technology and inflation.

    The estimated cost of decommissioning PSNH's 2.85 percent ownership share of Millstone 3 and NAEC's 35.98 percent share of Seabrook 1, in year-end 1998 dollars is $15.9 million and $175.9 million, respectively. Millstone 3 and Seabrook 1 decommissioning costs will be increased annually by their respective escalation rates. PSNH's Millstone 3 decommissioning costs are accrued over the expected service life of the unit and are included in depreciation expense on its Statements of Income. Nuclear decommissioning costs related to PSNH's share of Millstone 3 amounted to $0.4 million in 1998, 1997 and 1996. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation on PSNH's Balance Sheets. At December 31, 1998 and 1997, the balance in the accumulated reserve for depreciation amounted to $3.0 million and $2.6 million, respectively.

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

    As of December 31, 1998, PSNH collected through rates approximately
    $3.0 million toward the future decommissioning costs of its share of Millstone 3, which has been transferred to the external decommissioning trust. As of December 31, 1998, NAEC has paid approximately $25.6 million (including payments made prior to the Acquisition Date by PSNH), into Seabrook 1's decommissioning financing fund. Earnings on the decommissioning trust and financing fund increase the decommissioning trust balance and the accumulated reserve for depreciation. Unrealized gains and losses associated with the decommissioning trust and financing fund also impact the balance of the trust, and the accumulated reserve for depreciation. The fair value of the amounts in the external decommissioning trust and financing fund was $5.6 million and $35.2 million, respectively, as of December 31, 1998.

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

    Yankee Companies: VYNPC owns and operates a nuclear generating unit with a service life that is expected to end in 2012. PSNH's ownership share of estimated costs, in year-end 1998 dollars, of decommissioning the unit owned and operated by VYNPC is approximately $21.2 million.

    At December 31, 1998, the remaining estimated obligation, including decommissioning, for the Yankee company nuclear generating facilities which have been shut down were:

                                            Total        PSNH's
    (Thousands of Dollars)               Obligation      Share

    Maine Yankee....................      $715,065     $ 35,753
    Connecticut Yankee..............       498,557       24,928
    Yankee Atomic...................        81,699        5,719

    For further information on the Yankee companies, see Note 10B, "Commitments and Contingencies - Rate Matters."

    For information on proposed changes to the accounting for decommissioning, see the MD&A.

5.  SHORT-TERM DEBT

    The amount of short-term borrowings that may be incurred by PSNH is subject to periodic approval by either the SEC under the 1935 Act or by the NHPUC. Effective April 1998, PSNH was authorized under a waiver from the NHPUC, to incur short-term borrowings up to a maximum of $75 million.

    PSNH has access to a $75 million revolving credit agreement entered into in April 1998 with a group of 16 banks. The borrowing level under this agreement was reduced from the previous $125 million level. The agreement will expire in April 1999. Under the terms of this agreement, PSNH is obligated to pay a facility fee of .50 percent per annum on the commitment. PSNH's borrowings under the $75 million agreement are secured, per dollar of borrowing, by $75 million of first mortgage bonds and substantially all of PSNH's accounts receivable. There were no borrowings under this facility at December 31, 1998.

    On March 20, 1998, in connection with the $75 million PSNH credit agreement, the NHPUC issued an order requiring PSNH to obtain NHPUC approval before paying any dividends on its common stock and before investing any PSNH funds in the NU system Money Pool during the expected 364-day term of the facilities. PSNH has not sought such authorization.

    Under the credit agreement discussed above, PSNH may borrow funds on a short-term revolving basis under its agreement, using either fixed-rate loans or standby loans. Fixed rates are set using competitive bidding. Standby loans are based upon several alternative variable rates.

    Money Pool: Certain subsidiaries of NU, including PSNH, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the NU system, and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily Federal Funds rate. However, borrowings based on loans from NU parent bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 1998 and 1997, PSNH had no outstanding borrowings from the Pool. Due to the conditions placed on PSNH by lenders and the NHPUC during April 1998 refinancings, PSNH is presently restricted from lending money to the NU System Money Pool.

    Maturities of PSNH's short-term debt obligations are for periods of three months or less.

6.  PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
    The NU system's subsidiaries participate in a uniform noncontributory defined benefit retirement plan covering all regular NU system employees. Benefits are based on years of service and employees' highest eligible compensation during 60 consecutive months of employment. PSNH's direct portion of the NU system's pension (credit)/cost, part of which was charged to utility plant, approximated $(0.06) million in 1998, $1.3 million in 1997 and $6.2 million in 1996.

    Currently, PSNH annually funds an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets.

    PSNH also provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees retiring from PSNH who have met specified service requirements. For current employees and certain retirees, the total benefit is limited to two times the 1993 per-retiree health care cost. These costs are charged to expense over the future estimated work life of the employee. PSNH is funding postretirement costs through external trusts. PSNH is funding, on an annual basis, amounts that have been rate-recovered and which also are tax deductible under the Internal Revenue Code.

    Pension and trust assets are invested primarily in domestic and international equity securities and bonds.

    The following table represents the plans' beginning benefit obligation balance reconciled to the ending benefit obligation balance, beginning fair value of plan assets balance reconciled to the ending fair value of plan assets balance and the respective funds' funded status reconciled to the Balance Sheets:


    The components of net cost are:

                                             At December 31,
                                                              Postretirement
                                    Pension Benefits            Benefits
                                     1998       1997         1998       1997
(Thousands of Dollars)

Change in benefit
 obligation
Benefit obligation at
  beginning of year...........   $(187,968)  $(179,192)  $(46,609)  $(47,963)
Service cost..................      (4,275)     (4,021)      (858)      (802)
Interest Cost.................     (13,192)    (13,398)    (3,439)    (3,352)
Transfers.....................        (729)      1,049       -          -
Actuarial (loss)/gain.........      (5,128)     (4,434)    (2,807)     1,782
Benefits paid.................      10,249      10,995      3,644      3,726
Special termination benefits..        -          1,033       -          -
Benefit obligation at
  end of year.................   $(201,043)  $(187,968)  $(50,069)  $(46,609)

Change in plan assets
Fair value of plan assets at
  beginning of year...........   $ 195,612   $ 173,035   $ 22,908   $ 17,882
Actual return on  plan assets.      27,088      34,621      3,211      3,697
Employer contribution.........        -           -         4,847      5,055
Benefits paid.................     (10,249)    (10,995)    (3,644)    (3,726)
Transfers.....................         729      (1,049)      -          -
Fair value of plan assets
  at end of year..............   $ 213,180   $ 195,612   $ 27,322   $ 22,908
Funded status at
  December 31.................   $  12,137   $   7,644   $(22,747)  $(23,701)
Unrecognized transition
  amount......................       3,670       4,003     41,167     44,108
Unrecognized prior service
  cost........................       7,058       7,597       -          -
Unrecognized net gain.........     (68,869)    (65,305)   (18,420)   (20,407)
Accrued benefit cost..........   $ (46,004)   $(46,061)  $   -      $   -


The following actuarial assumptions were used in calculating the plan's year-end funded status:


                                              At December 31,
                                       Pension        Postretirement
                                      Benefits           Benefits
                                   1998      1997     1998      1997

Discount rate....................  7.00%     7.25%    7.00%     7.25%
Compensation/progression rate....  4.25%     4.25%    4.25%     4.25%
Health care cost trend rate (a)..  N/A       N/A      5.22%     5.76%

(a) The annual growth in per capita cost of covered health care benefits was assumed to decrease to 4.40 percent by 2001.

The components of net periodic benefit cost are:

For the Years Ended December 31,

                               Pension Benefits       Postretirement Benefits
                          1998      1997      1996     1998     1997     1996
(Thousands of Dollars)

Service cost.......... $  4,275  $  4,021 $   4,245  $   858  $   802  $   914
Interest cost.........   13,192    13,398    12,808    3,439    3,352    3,559
Expected return on
  plan assets.........  (15,626)  (13,873)  (12,344)  (1,767)  (1,385)    (821)
Amortization of
  unrecognized transition
  obligation..........      334       334       334    2,941    2,941    2,941
Amortization of prior
  service cost........      539       539       539     -        -        -
Amortization of
  actuarial
  gain................   (2,771)   (2,115)   (1,315)    -        -        -
Other amortization,
  net.................     -         -         -       (624)    (827)     (352)
Curtailment...........     -       (1,033)    1,917      -       -        -
Net periodic
  (credit)/cost....... $    (57) $  1,271  $  6,184 $ 4,847  $  4,883  $  6,241



For calculating pension and postretirement benefit costs, the following assumptions were used:

                            For the Years Ended December 31,
                                                   Postretirement
                          Pension Benefits            Benefits
                        1998    1997    1996    1998    1997    1996
Discount rate........   7.25%   7.75%   7.50%   7.25%   7.75%   7.50%
Expected long-term
 rate of return......   9.50%   9.25%   8.75%    N/A     N/A     N/A
Compensation/
 progression rate....   4.25%   4.75%   4.75%   4.25%   4.75%   4.75%
Long-term rate
 of return-
 Health assets
  net of tax.........   N/A     N/A     N/A     7.75%   7.50%   5.25%
 Life assets.........   N/A     N/A     N/A     9.50%   9.25%   8.75%

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

                                   One Percentage    One Percentage
(Thousands of Dollars)             Point Increase    Point Decrease

Effect on  total service
 and interest cost
 components of net periodic
 retirement health care
 benefit costs.................       $  236           $  (224)

 Effect on accumulated post-
 retirement benefit
 obligation....................        3,178            (2,952)

 The trust holding the health plan assets is subject to federal income taxes at a 39.6 percent tax rate.


 7. PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION

    Details of preferred stock subject to mandatory redemption are:


                              Shares
                            Outstanding                  December 31,
    Description          December 31, 1998       1998      1997        1996
                                                   (Thousands of Dollars)

    10.60%
    Series A of 1991......   3,000,000        $ 75,000   $100,000   $125,000

    Less preferred stock
      to be redeemed
      within one year.....   1,000,000          25,000     25,000     25,000

    Total.................                    $ 50,000   $ 75,000   $100,000

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

8.  LONG-TERM DEBT

    Details of long-term debt outstanding are:

                                                      At December 31,
                                                      1998         1997
                                                      ----         ----
                                                   (Thousands of Dollars)
    First Mortgage Bonds:
     9.17%  Series B, due 1998                     $   -         $170,000

    Pollution Control Revenue Bonds:
    7.65%   Tax-Exempt Series A, due 2021........    66,000        66,000
    7.50%   Tax-Exempt Series B, due 2021........   108,985       108,985
    7.65%   Tax-Exempt Series C, due 2021........   112,500       112,500
    Adjustable Rate, Taxable, Series D,due 2021..    39,500        39,500
    Adjustable Rate, Taxable, Series E, due 2021.    69,700        69,700
    6% Tax-Exempt, Series D, due 2021............    75,000        75,000
    6% Tax-Exempt, Series E due 2021 (a).........    44,800        44,800

    Less:  Amounts due within one year...........      -          170,000
             Long-term debt, net.................  $516,485      $516,485

    (a) On April 23, 1998, PSNH amended and extended letters of credit and reimbursement agreements that provide credit support for $39.5 million principal amount of taxable Pollution Control Refunding Revenue Bonds
        (PCRB), 1991 Series D, due May 1, 2021, and $69.7 million principal amount of taxable PCRB, 1991 Series E, due 2021.

        The Series D and E taxable PCRB's are special limited obligations of the Business Finance Authority of the State of New Hampshire (BFA) and are payable solely by PSNH under the applicable loan and trust agreements. PSNH's obligations to make payments under the loan and trust agreements, letters of credit and reimbursement agreements are secured by approximately $110 million of first mortgage bonds and substantially all of PSNH's accounts receivable.

        On May 1, 1998, the $75 million principal amount of tax-exempt PCRB, 1992 Series D, due May 1, 2021, and $44.8 million principal amount of tax-exempt PCRB, 1993 Series E, due May 1, 2021, which were previously issued by the BFA on PSNH's behalf as variable rate bonds, were converted to fixed rate bonds bearing interest at 6 percent per annum. These bonds are special limited obligations of the BFA and are payable solely by PSNH under the applicable loan and trust agreement.

    There are neither cash sinking-fund requirements nor debt maturities existing for the years 1999 through 2003. There are annual renewal and replacement fund requirements equal to 2.25 percent of the average of net depreciable utility property owned by PSNH at the reorganization date, plus cumulative gross property additions thereafter. PSNH expects to meet these future fund requirements by certifying property additions. Any deficiency would need to be satisfied by the deposit of cash or bonds.

    PSNH's $75 million Revolving Credit Facility has a lien, on all PSNH property located in New Hampshire which will expire in April 1999. At December 31, 1998, there were no borrowings under the Revolving Credit Facility.

    Concurrent with the issuance of PSNH's Series A and B First Mortgage Bonds, PSNH entered into financing arrangements with the BFA. Pursuant to these arrangements, the BFA issued seven series of Pollution Control Revenue Bonds (PCRBs) and loaned the proceeds to PSNH. The average effective interest rates on the variable-rate pollution control notes ranged from 3.1 percent to 5.6 percent in 1998 and from 3.8 percent to
    5.6 percent in 1997. PSNH's obligation to repay each series of PCRBs is secured by a series of first mortgage bonds that were issued under its indenture. Each such series of first mortgage bonds contains terms and provisions with respect to maturity, principal payment, interest rate, and redemption that correspond to those of the applicable series of PCRBs. For financial reporting purposes, these bonds would not be considered outstanding unless PSNH fails to meet its obligations under the PCRBs.

    The PCRBs, except for taxable Series D and E and tax-exempt Series D and E, are redeemable on or after May 1, 2001 and May 1, 2008, respectively, at the option of the company with accrued interest and at specified premiums. Under current interest rate elections by PSNH, the Series D and E PCRBs are redeemable at par plus accrued interest at the end of each interest-rate period. Future interest-rate elections by PSNH could significantly defer or eliminate the availability of optional redemptions by PSNH and could affect costs as well.

9.  INCOME TAX EXPENSE

    The components of the federal and state income tax provisions charged to operations are:

    For the Years Ended December 31,             1998       1997      1996
                                                   (Thousands of Dollars)

    Current income taxes:
      Federal..............................   $(6,573)    $67,148   $(4,978)
      State................................       759          48    (1,605)
        Total current......................    (5,814)     67,196    (6,583)

    Deferred income taxes, net:
      Federal..............................    78,022      20,983    95,225
      State................................       855       1,202       306
        Total deferred.....................    78,877      22,185    95,531

    Investment tax credits, net............      (511)       (540)     (548)
    Total income tax expense...............   $72,552     $88,841   $88,400

    The components of total income tax expense are classified as follows:

    Income taxes charged to operating
      expenses.............................   $65,079     $86,450   $80,677
    Other income taxes.....................     7,473       2,391     7,723
    Total income tax expense...............   $72,552     $88,841   $88,400

    Deferred income taxes are comprised of the tax effects of temporary differences as follows:

    For the Years Ended December 31,            1998        1997      1996
                                                  (Thousands of Dollars)

    Depreciation...........................   $(4,317)    $(1,937)  $(1,055)
    Deferred tax asset associated
     with NOL..............................    69,212        -       96,756
    Energy adjustment clauses..............      (765)     16,839   (10,716)
    Proceeds from the sale of NOX Credits..    (7,813)       -         -
    Nuclear plant deferrals................    11,836        -         -
    Amortization of regulatory
      settlement...........................    11,501      11,501    11,501
    Other..................................      (777)     (4,218)     (955)
    Deferred income taxes, net.............   $78,877     $22,185   $95,531

    A reconciliation between income tax expense and the expected tax expense at the applicable statutory rate is as follows:

    For the Years Ended December 31,            1998        1997      1996
                                                  (Thousands of Dollars)


    Expected federal income tax at
      35 percent of pretax income..........   $57,484     $63,355   $64,931
      Tax effect of differences:
      Depreciation.........................       (38)      1,890     1,841
      Amortization of acquisition costs....    17,301      31,298    31,410
      Seabrook intercompany gains
        and losses.........................       630      (3,898)   (7,504)
      Adjustment for prior years' taxes....    (1,974)     (2,034)   (2,182)
      Investment tax credit amortization...      (511)       (540)     (548)
      State income taxes, net of
        federal benefit....................       306       1,085      (845)
      Other, net...........................      (646)     (2,315)    1,297
    Total income tax expense...............   $72,552     $88,841   $88,400


 10.COMMITMENTS AND CONTINGENCIES

    A.  Restructuring
        New Hampshire: In 1996, New Hampshire enacted legislation requiring a competitive electric industry beginning in 1998. In February 1997, the NHPUC issued its restructuring order, which would have forced PSNH and NAEC to write off all of their regulatory assets, and possibly to seek protection under Chapter 11 of the bankruptcy laws. The amount of potential write-off which would have been triggered by the order is currently estimated to be in excess of approximately $400 million, after taxes.

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

        As the court proceedings are ongoing, PSNH continues to be involved in settlement discussions with representatives from the state of New Hampshire. PSNH hopes to reach a settlement, which would include, among other things, recovery of regulatory assets and stranded costs, rate reductions, an auction of PSNH's generating units and securitization of PSNH's stranded costs. If a settlement is not reached, a trial is expected to begin mid to late 1999.

        As a result of the February 1997 NHPUC decision and the potential consequences discussed above, the reports of our auditors on the individual financial statements of PSNH and NAEC contain explanatory paragraphs. Those explanatory paragraphs indicate that a substantial doubt exists currently about the ability of PSNH and NAEC to continue as going concerns.

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

   B.   Rate Matters
        PSNH's Rate Agreement between NU, PSNH and the state of New Hampshire provided for seven base-rate increases of 5.5 percent per year beginning in 1990 and for the FPPAC. The final base-rate increase went into effect on June 1, 1996. The Rate Agreement contemplates that PSNH's rates are subject to traditional rate regulation after the fixed-rate period, which expired on May 31, 1997. The FPPAC, however, would continue through May 31, 2001, and other Rate Agreement requirements would continue in accordance with the terms of the agreement.

        A PSNH base-rate case was filed in May 1997, but was delayed in connection with the restructuring proceedings discussed above. In November 1997, the NHPUC ordered a temporary base rate reduction for PSNH of 6.87 percent effective December 1, 1997. The NHPUC also set an interim return on equity of 11 percent. In December 1998, the base-rate case was reopened and an updated rate case was filed.
        A final decision, which will be reconciled to July 1, 1997, is currently scheduled to be issued by June 1, 1999.

        Concurrently with the 6.87 percent rate reduction beginning in December 1997, the NHPUC allowed an FPPAC increase of approximately
        6 percent. This rate increase was effective for the period from December 1, 1997, through May 31, 1998. On May 29, 1998, the NHPUC approved slightly more than a one percent increase in PSNH's FPPAC rate for the period June through November 1998. On December 1, 1998, the NHPUC allowed the current FPPAC rate to remain in place through May 31, 1999. As a result of this decision, unrecovered energy costs are projected to increase by approximately $17.4 million from January 1, 1999 through May 31, 1999, to an estimated balance of approximately $79.7 million. PSNH's ongoing restructuring settlement negotiations with the state of New Hampshire could resolve both the base-rate case and the FPPAC proceedings discussed above.

        FERC: During November 1997, MYAPC filed an amendment to its power contracts clarifying the obligations of its purchasing utilities following the decision to cease power production. During January 1998, the FERC accepted the amendments and proposed rates, subject to a refund. On January 18, 1999, MYAPC filed with the FERC Administrative Law Judge (ALJ) an Offer of Settlement which, if accepted by the FERC, will resolve all the issues in the FERC decommissioning rate case proceeding. The settlement provides, among other things, the following: (1) MYAPC will collect
        $33.6 million annually to pay for decommissioning and spent fuel;
        (2) its return on equity will be set at 6.5 percent; (3) MYAPC is permitted full recovery of all unamortized investment in MY, including fuel, and (4) an incentive budget for decommissioning is set at $436.3 million.

        During late December 1996, CYAPC filed an amendment to its power contracts clarifying the obligations of its purchasing utilities following the decision to cease power production. On February 27, 1997, the FERC accepted CYAPC's contract amendment. The new rates became effective March 1, 1997, subject to a refund.

        On August 31, 1998, the FERC ALJ released an initial decision regarding the December 1996 filing. The decision contained provisions which would allow for the recovery, through rates, of the balance of PSNH's net unamortized investment in CYAPC, which was approximately $5.5 million as of December 31, 1998. The decision also called for the disallowance of the recovery of a portion of the return on the CY investment. The ALJ's decision also stated that decommissioning collections should continue to be based on the previously approved estimate of $309.1 million (in 1992 dollars), with an inflation adjustment of 3.8 percent per year, until a new, more reliable estimate has been prepared and tested.

        During October 1998, CYAPC, CL&P, PSNH and WMECO filed briefs on exceptions to the ALJ decision. If the initial ALJ decision is upheld, CYAPC could be required to write off a portion of the regulatory asset associated with the plant closing.

        If upheld, CYAPC's management has estimated the effect of the ALJ decision on CYAPC's earnings would be approximately $37.5 million, of which PSNH's share would be approximately $1.9 million. NU management cannot predict the ultimate outcome of the hearing at this time, however, management believes that the associated regulatory assets are probable of recovery.

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

    D.  Environmental Matters
        PSNH is subject to regulation by federal, state and local authorities with respect to air and water quality, the handling and disposal of toxic substances and hazardous and solid wastes, and the handling and use of chemical products. The NU system has an active environmental auditing and training program and believes that it is in substantial compliance with current environmental laws and regulations. However, the NU system is subject to certain pending enforcement actions and governmental investigations in the environmental area. Management cannot predict the outcome of these enforcement actions and investigations.

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

        PSNH has recorded a liability based upon currently available information for what it believes are its estimated environmental remediation costs that it expects to incur for waste disposal sites. In most cases, additional future environmental cleanup costs are not reasonably estimable due to a number of factors, including the unknown magnitude of possible contamination, the appropriate remediation methods, the possible effects of future legislation or regulation and the possible effects of technological changes. At December 31, 1998, the liability recorded by PSNH for its estimated environmental remediation costs, not considering any possible recoveries from third parties, amounted to approximately $7.9 million within a range of $7.9 million to $9.0 million.

        PSNH has received proceeds from several insurance carriers for the settlement with certain insurance companies of all past, present and future environmental matters. As a result of these settlements, PSNH will retain the risk loss, in part, for some environmental remediation costs.

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

        The DOE was originally scheduled to begin accepting delivery of spent fuel in 1998. However, delays in identifying a permanent storage site have continually postponed plans for the DOE's long-term storage and
        disposal site.   Extended delays or a default by the DOE could lead
        to consideration of costly alternatives. The company has primary responsibility for the interim storage of its spent nuclear fuel. Current capability to store spent fuel at Seabrook are estimated to be adequate until at least the year 2010. Meeting spent fuel storage requirements beyond this period could require new and separate storage facilities, the costs for which have not been determined.

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

    F.  Nuclear Insurance Contingencies
        Under certain circumstances, in the event of a nuclear incident at one of the nuclear facilities in the country covered by the federal government's third-party liability indemnification program, an owner of a nuclear unit could be assessed in proportion to its ownership interest in each of its nuclear units up to $83.9 million. Payments of this assessment would be limited to $10.0 million in any one year per nuclear incident based upon the owner's pro rata ownership interest in each of its nuclear units. In addition, the owner would be subject to an additional 5 percent or $4.2 million, in proportion to its ownership interests in each of its nuclear units, if the sum of all claims and costs from any one nuclear incident exceeds the maximum amount of financial protection. Under the terms of the Seabrook Power Contracts with NAEC, PSNH could be obligated to pay for any assessment charged to NAEC as a "cost of service." Based on its ownership interest in Millstone 3 and NAEC's ownership interest in Seabrook 1, PSNH's maximum liability, including any additional assessments, would be $28.8 million per incident of which payments would be limited to $3.8 million per year. In addition, through power purchase contracts with VYNPC, PSNH would be responsible for up to an additional $3.5 million per incident, of which payments would be limited to a maximum of $0.4 million per year.

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

        Insurance has been purchased to cover certain extra costs incurred in obtaining replacement power during prolonged accidental outages and the excess cost of repair, replacement, or decontamination or premature decommissioning of utility property resulting from insured occurrences. PSNH is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessments against PSNH (including costs resulting from PSNH's contracts with NAEC), with respect to losses arising during current policy years are approximately $1.3 million under the replacement power policies and $4.1 million under the excess property damage, decontamination and decommissioning policies. Although PSNH has purchased the limits of coverage currently available from the conventional nuclear insurance pools, the cost of a nuclear incident could exceed available insurance proceeds.

        The NRC approved CYAPC's and MYAPC's requests for withdrawal from participation in the secondary financial protection program on November 19, 1998 and January 17, 1999, respectively, due to their permanently shutdown and defueled status. Therefore, neither CYAPC nor their sponsor companies have any future obligations for potential assessment.

        Insurance has been purchased aggregating $200 million on an industry basis for coverage of worker claims.

    G.  Construction Program
        The construction program is subject to periodic review and revision by management. PSNH currently forecasts construction expenditures of approximately $331.4 million for the years 1999-2003, including approximately $68.0 million for 1999. In addition, PSNH estimates that nuclear fuel requirements, for its share of Millstone 3, will be $4.5 million for the years 1999-2003, including $1.4 million for 1999.

    H.  Long-Term Contractual Arrangements
        Yankee Companies: PSNH, CL&P and WMECO rely on VY for approximately
        1.4 percent of their capacity under long-term contracts. Under the terms of their agreements, the NU system companies pay their ownership (or entitlement) shares of costs, which include depreciation, O&M expenses, taxes, the estimated cost of decommissioning and a return on invested capital. These costs are recorded as purchased-power expense and are recovered through the companies' rates. PSNH's total cost of purchases under contracts with VYNPC, amounted to $7.0 million in 1998, $6.2 million in 1997 and $6.5 million in 1996. PSNH may also be asked to provide direct or indirect financial support for one or more of the Yankee companies, including VYNPC.

        Nonutility Generators (NUGs): PSNH has requirements under various arrangements for the purchase of capacity and energy from NUGs. These arrangements have terms from 20 to 30 years, currently expiring in the years 1998 through 2023, and require PSNH to purchase energy at specified prices or formula rates. For the 12-month period ending December 31, 1998, approximately 13 percent of the NU system electricity requirements were met by NUGs. PSNH's total cost of purchases under these arrangements amounted to $139.1 million in 1998, $133.1 million in 1997 and $132.6 million in 1996.

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

        Estimated Annual Costs: The estimated annual costs of PSNH's significant long-term contractual arrangements are as follows:


                         1999      2000      2001      2002       2003
                         ----      ----      ----      ----       ----
                                      (Millions of Dollars)

        VYNPC.........  $  7.5    $  6.9    $  7.5    $  7.7     $  7.1
        NUGs..........   142.9     147.1     151.3     155.5      160.3
        NHEC..........    30.0      14.6        -         -          -
        Hydro-Quebec..    10.0       9.6       9.3       9.1        8.9

    I.  Deferred Receivable from Affiliated Company
        At the time PSNH emerged from bankruptcy on May 16, 1991, in accordance with the phase-in under the Rate Agreement, it began accruing a deferred return on a portion of its Seabrook investment. From May 16, 1991 to the Acquisition Date, PSNH accrued a deferred return of $50.9 million. On the Acquisition Date, PSNH sold the $50.9 million deferred return to NAEC as part of the Seabrook-related assets.

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

        See Note 10A, "Commitments and Contingencies - Restructuring" for the possible impacts of the NHPUC's decision related to industry restructuring on this intercompany transaction between PSNH and NAEC.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

    Cash and cash equivalents: The carrying amounts approximate fair value due to short-term nature of cash and cash equivalents.

    Supplemental Executive Retirement Plan investments: SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," requires investments in debt and equity securities to be presented at fair value. As a result of this requirement, the investments having a cost basis of $321,000 held for benefit of the Supplemental Executive Retirement Plan were recorded on the balance sheet at their fair market value at December 31, 1998, of $2.2 million.

    Preferred stock and long-term debt: The fair value of PSNH's fixed-rate securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value. The carrying amounts of PSNH's financial instruments and the estimated fair values are as follows:


                                            Carrying        Fair
    At December 31, 1998                     Amount         Value
                                            (Thousands of Dollars)

    Preferred stock subject to
      mandatory redemption...............   $ 75,000       $ 78,000

    Other long-term debt.................   $516,485       $535,401


                                            Carrying        Fair
    At December 31, 1997                     Amount         Value
                                            (Thousands of Dollars)

    Preferred stock subject to
      mandatory redemption...............   $100,000       $ 99,000

    Long-term debt - First mortgage bonds    170,000        170,424

    Other long-term debt.................    516,485        537,599

    The fair values shown above have been reported to meet the disclosure requirements and do not purport to represent the amounts at which those obligations would be settled.

12. OTHER COMPREHENSIVE INCOME

    During 1998, the NU system adopted SFAS 130, "Reporting Comprehensive Income," which established standards for reporting and displaying comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. During 1997 and 1996, PSNH had no material other comprehensive income items.

    The accumulated balance for each other comprehensive income item is as follows:

                                                Current
                                December 31     Period      December 31,
                                    1997        Change         1998

    (Thousands of Dollars)

    Unrealized gain on
      securities..............      $ -         $1,198         $1,198
    Minimum pension
      liability adjustment....        -           (194)          (194)
    Accumulated other
      comprehensive income....      $ -         $1,004         $1,004

    The changes in the components of other comprehensive income are reported on the Statements of Comprehensive Income net of the following income tax effects:

                                    1998          1997         1996
    (Thousands of Dollars)

    Unrealized gain on
      securities.............     $(660)         $ -          $ -
    Minimum pension
      liability adjustment...        107            -            -
    Other comprehensive
      income.................      $ 553          $ -          $ -


To the Board of Directors
   of Public Service Company of New Hampshire:



We have audited the accompanying balance sheets of Public Service Company of New Hampshire (a New Hampshire corporation and a wholly owned subsidiary of Northeast Utilities) as of December 31, 1998 and 1997, and the related statements of income, comprehensive income, common stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the
responsibility of the company's management.   Our responsibility is to
express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Public Service Company of New Hampshire as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 10A, on February 28, 1997, the State of New Hampshire Public Utilities Commission (the NHPUC) issued an order outlining its final plan to restructure the electric utility industry. The final plan announced a departure from cost-based rate making, which, if implemented, would require the company to discontinue the application of Financial Accounting Standard No. 71, "Accounting for the Effects of Certain
Types of Regulation," (FAS 71). The implementation of the final plan, including the effect of the discontinuation of FAS 71, would result in after tax write-off of over $400 million. Such a write-off would cause the company to be in technical default under financial covenants imposed by lenders, which, would, if not waived or renegotiated, give rise to the rights of lenders to accelerate the repayment of approximately $516 million of the company's indebtedness and approximately $475 million of an affiliated company's indebtedness.

These conditions raise substantial doubt about the company's ability to continue as a going concern. The financial statements referred to above do not include any adjustments that might result from the outcome of this uncertainty.



                                              /s/ ARTHUR ANDERSEN LLP

                                                  ARTHUR ANDERSEN LLP


Hartford, Connecticut
February 23, 1999



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


FINANCIAL CONDITION

Earnings Overview

PSNH had net income of approximately $92 million for 1998, essentially unchanged from the same period in 1997.

Lower operating revenues as a result of rate decreases were offset by lower operating expenses and lower interest costs. Operating revenues fell 2 percent despite a 2.3 percent increase in retail kilowatt-hour sales.

The resolution of New Hampshire restructuring and the final decision in PSNH's rate case, that is currently scheduled to be issued in 1999, will impact PSNH's ability to improve its results in 1999.

Restructuring

Although PSNH continues to operate under cost-of-service based regulation, future rates and the recovery of stranded costs are issues that will be addressed as restructuring legislation is implemented. Stranded costs are expenditures or commitments that have been made to meet public service obligations with the expectation that they would be recovered from customers. However, under certain circumstances these costs might not be recoverable from customers in a fully competitive electric utility industry (i.e., the costs may result in above-market energy prices).

PSNH has exposure to stranded costs for its investments in high-cost nuclear generating plants, state-mandated purchased-power obligations and significant regulatory assets. As of December 31, 1998, PSNH's net investment in nuclear generating plants, was approximately $83 million, and its regulatory assets were approximately $610 million. PSNH's financial strength will be negatively affected if it is unable to recover their past investments and commitments.

Restructuring efforts in New Hampshire have resulted in numerous proceedings within the federal and state court systems. The New Hampshire Public Utilities Commission's (NHPUC) 1997 restructuring orders have been prevented from being implemented as a result of various court actions pending the outcome of a full trial in the U.S. District Court. The 1997 orders would have forced PSNH to write-off substantially all of its regulatory assets.
A trial is expected to begin in mid to late 1999.

In January 1999, the NHPUC issued an order stating that it intends to reopen restructuring hearings. PSNH has requested the federal court to enforce its preliminary injunction barring the NHPUC from proceeding with restructuring efforts pending the court's decision on the merits after trial. The NHPUC has agreed to delay this new proceeding until the federal court has had an opportunity to rule on PSNH's enforcement motion.

The litigation has caused New Hampshire to fall behind several other Northeast states in implementing industry restructuring. PSNH hopes to reach a settlement that would include, among other things, substantial rate reductions, customer choice, an auction of PSNH's generating units and securitization of PSNH's stranded costs. PSNH believes that a negotiated resolution of outstanding restructuring and rate issues would be in the best interests of the state, the company and customers.

Rate Matters

In May 1998, the NHPUC approved slightly more than a 1 percent net increase in PSNH's fuel and purchased-power adjustment clause (FPPAC) rate for the period June through November 1998. As part of this proceeding, PSNH agreed to offset in base rates the scheduled reduction in acquisition premium amortization with the scheduled amortization of the Seabrook deferred return.

On December 1, 1998, the NHPUC approved a Stipulation and Settlement executed by PSNH, the NHPUC staff, and the Governor's Office of Energy and Community Services. They recommended that PSNH's currently effective FPPAC rate be continued for another six-month period - December 1, 1998, through May 31, 1999. The FPPAC rate currently in effect will produce an estimated $80
million underrecovery as of May 31, 1999.   All other FPPAC costs are being
recovered on a current basis.

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

Millstone 3

PSNH has a 2.85 percent joint ownership interest in Millstone 3. After a 27-month outage, Millstone 3 received Nuclear Regulatory Commission (NRC) permission to restart in June 1998 and reached full power in July. The unit achieved a capacity factor of approximately 70 percent in 1998 following its return to service. PSNH's share of the operation, maintenance and replacement power costs associated with Millstone 3 totaled approximately
$5 million in 1998, down from $11 million in 1997. The unit remains on the NRC's watch list with a Category 2 designation, which means that it will continue to be subject to heightened NRC oversight. A refueling and maintenance outage is scheduled to begin in May 1999.

Seabrook

PSNH is obligated to purchase North Atlantic Energy Corporation's (NAEC)
35.98 percent share of the capacity and output generated by Seabrook 1(Seabrook) under the Seabrook Power Contract for a period equal to the length of the NRC full-power operating license for Seabrook (through 2026) whether or not Seabrook is operating and without regard to the cost of alternative sources of power. North Atlantic Energy Service Corporation is the managing agent and operates Seabrook.

Seabrook operated at a capacity factor of 82.8 percent in 1998, compared to
78.3 percent for the same period in 1997. The unit operated well, except for two unplanned outages, one in late 1997 through early 1998 and the other in mid-1998, to repair the control building's air-conditioning system. Seabrook is scheduled to begin a refueling outage in March 1999.

Liquidity And Capital Resources

Cash provided from operations totaled approximately $217 million in 1998 compared to $233 million in 1997, primarily due to the billing from NAEC of the Seabrook phase-in costs beginning in December 1997 which were not being recovered from customers for the first six months of 1998. Approximately $195 million of net cash flows were used to repay long-term debt and preferred stock in 1998, compared to only $25 million in 1997. Another $9 million was used to pay cash dividends on preferred stock in 1998 compared to $97 million in 1997 for common and preferred dividends. Approximately $46 million of net cash flows was used for investment in plant and other investment activities compared to a net of $17 million in 1997.

During 1998 PSNH converted a total of $119.8 million variable-rate tax exempt debt to fixed-rate tax exempt debt carrying an interest rate of 6.0 percent. PSNH met a $170 million bond maturity in May 1998 with cash on hand and operating cash flows and successfully extended $190 million in credit ($75 million in bank credit lines and $115 million in letters of credit).

In September 1998, S&P upgraded PSNH's first mortgage bonds. The rating agency actions were due in part to the NU system's success in 1998 in maintaining access to its various credit lines. PSNH renegotiated a one-year extension of the $75 million revolving credit agreement in April 1998.

PSNH's revolving credit agreement expires on April 22, 1999, and the company currently does not intend to renew it. PSNH will fund its needs through operating cash flows or other short-term credit arrangements which may be negotiated later in the year. PSNH has had no borrowings under that line since October 1998. PSNH expects to renew the bank letters of credit that support nearly $110 million of taxable variable-rate pollution control bonds. Those letters of credit also expire April 22, 1999.

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

Yankee Companies

PSNH has a 5 percent ownership interest in the Connecticut Yankee Atomic Power Company (CYAPC), a 7 percent ownership interest in Yankee Atomic Electric Company (YAEC), a 5 percent ownership interest in Maine Yankee Atomic Power Company (MYAPC)and a 4 percent ownership interest in Vermont Yankee Nuclear Power Corporation (VYNPC). The nuclear plants owned by YAEC, CYAPC and MYAPC were shut down permanently on February 26, 1992, December 4, 1996, and August 6, 1997, respectively.

At December 31, 1998, PSNH's share of its estimated remaining contract obligations, including decommissioning, amounted to approximately $66.5 million: $5.7 million for YAEC, $24.9 million for CYAPC and $35.8 million for MYAPC. Under the terms of the contracts with the Yankee companies, PSNH is responsible for its proportionate share of the costs of the units including decommissioning. Management expects to recover these costs from customers. Accordingly, PSNH has recognized these costs as a regulatory asset, with a corresponding obligation on its balance sheet.

PSNH has exposure for its investment in CYAPC as a result of an initial decision at the Federal Energy Regulatory Commission (FERC). Additionally, in January 1999, MYAPC filed an offer of settlement which, if accepted by FERC, will resolve all the issues in the FERC decommissioning rate case proceeding. NU management cannot predict the ultimate outcome of the FERC proceedings at this time, but believes that the associated regulatory assets are probable of recovery. For further information on these proceedings see the "Notes to Consolidated Financial Statements," Note 10B.

PSNH's ownership share of estimated costs, in year-end 1998 dollars, of decommissioning the nuclear plant owned by VYNPC is approximately $21.2 million.

Millstone 3 and Seabrook 1

PSNH's estimated cost to decommission its share of Millstone 3 is approximately $15.9 million in year-end 1998 dollars. These costs are being recognized over the life of the unit with a portion currently being recovered through rates. As of December 31, 1998, the market value of the contributions already made to the decommissioning trust, including its investment return, was approximately $5.6 million.

PSNH is obligated to pay NAEC's share of Seabrook's decommissioning costs even if the unit is shut down prior to the expiration of its license. NAEC's estimated cost to decommission its share of Seabrook is approximately $175.9
million in year-end 1998 dollars.   These costs are being recognized over the
life of the unit with a portion currently being recovered through PSNH's rates. As of December 31, 1998, the market value of the contributions already made to Seabrook's decommissioning financing fund, including its investment returns, was approximately $35.2 million.

See the "Notes to Consolidated Financial Statements," Note 4, for further information on nuclear decommissioning.

Year 2000 Issue

The NU system has established an action plan by which identified processes must be completed by certain dates in order to ensure its operating systems, including nuclear systems and reporting systems, are able to properly recognize the year 2000. This action plan has three phases: the inventory phase, the detailed assessment phase and the remediation phase. The inventory phase, which has been completed, identified operating and reporting systems which may need to be fixed. The detailed assessment phase, which has been completed, determined exactly what needed to be done in order to ensure that the systems identified during the inventory phase are able to recognize properly and process the year 2000. The final phase is the remediation phase. By the end of this phase, mission critical systems (systems that are related to safety, keeping the lights on, regulatory requirements, and other systems that could have a significant financial impact) will be year 2000 ready; that is, these systems will perform their business functions properly in the year 2000. This phase includes making modifications, testing and validating changes and verifying that the year 2000 issues have been resolved.

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

Environmental Matters

PSNH is potentially liable for environmental cleanup costs at a number of sites inside and outside its service territory. To date, the future estimated environmental remediation liability has not been material with respect to the earnings or financial position of PSNH. At December 31, 1998, PSNH had recorded an environmental reserve of approximately $7.9 million. See the "Notes to Consolidated Financial Statements," Note 10D, for further information on environmental matters.

RESULTS OF OPERATIONS

                                   Income Statement Variances
                                       Millions of Dollars

                            1998 over/(under) 1997   1997 over/(under) 1996
                            ----------------------   ----------------------
                            Amount         Percent   Amount         Percent

Operating revenues          $(21)            (2)%    $ (2)            (-)%

Fuel, purchased and net
  interchange power           (5)            (1)      (30)            (8)
Other operation               34              9        42             13
Maintenance                   13             35        (7)           (16)
Amortization of
  regulatory assets, net     (30)           (53)        -              -
Federal and state income
  taxes                      (16)           (18)        -              -
Other, net                     9             12        (7)           (92)
Interest on long-term debt    (8)           (15)       (6)           (11)
Other interest expense         -              -        (3)           (91)

(a)  Percent greater than 100.

Operating Revenues

Retail nonfuel revenues decreased $97 million due to the 1997 retail rate decrease and the June 1998 base rate offset described under "Rate Matters." This decrease was partially offset by higher fuel recoveries and higher retail sales. Fuel recoveries increased $66 million due to the higher FPPAC rate and the base rate offset. Retail kilowatt-hour sales were 2.3 percent higher for 1998 and contributed approximately $9 million to nonfuel revenues.

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

Fuel Expense

The change in fuel, purchased and net interchange power expense was not significant in 1998.

Fuel, purchased and net interchange power expense decreased in 1997, primarily due to the timing in the recognition of fuel expenses under the FPPAC, partially offset by higher purchased power costs.

Other Operation and Maintenance Expense

Other operation maintenance increased in 1998 primarily due to higher costs associated with the Seabrook Power Contract as a result of the amortization of Seabrook phase-in costs that began in June 1998 ($57 million) and higher costs related to the January ice storm, net of insurance proceeds, ($8 million); partially offset by the recognition of environmental insurance proceeds ($12 million) and lower costs at Millstone 3 and the Maine Yankee nuclear unit ($10 million).

Other operation and maintenance expense increased in 1997 primarily due to higher capacity charges under the Seabrook Power Contract as a result of the scheduled May 1997 refueling and maintenance outage and the unplanned December 1997 outage ($23 million), higher capacity purchases from the New Hampshire Electric Cooperative ($11 million), higher capacity charges from MYAPC ($4 million) and higher costs for PSNH's share of Millstone 3
($2 million), partially offset by lower fossil costs ($4 million) and lower administration and sales costs ($3 million).

Amortization of Regulatory Assets

Amortization of regulatory assets decreased in 1998, primarily due to the completion of the amortization of a portion of the company's acquisition premium ($40 million), partially offset by the additional amortization of Seabrook phase-in costs($10 million).

The change in amortization of regulatory assets in 1997 was not significant.

Federal and State Income taxes

Federal and state income taxes decreased in 1998 compared to 1997 primarily due to lower taxable income.

The change in federal and state income taxes was not significant in 1997.

Other, net income

Other, net income increased in 1998, primarily due to the amortization of the taxes associated with the Seabrook-phase-in costs which began in December 1997.

Other, net income decreased in 1997, primarily due to the deferral in 1996 of interest expense ($5 million) associated with the FPPAC refund.

Interest on Long-Term Debt

Interest on long-term debt decreased due to the maturity of bonds ($170 million) in May 1998.

Interest on long-term debt decreased in 1997, primarily due to the repayment of the $172.5 million Series A first-mortgage bond in May 1996.

Other Interest Expense

The change in other interest in 1998 was not significant.

Other interest expense decreased in 1997, primarily due to 1996 interest expense ($5 million) associated with the FPPAC refund.


Public Service Company of New Hampshire


SELECTED FINANCIAL DATA (a)


                                 Jan. 1, 1998    Jan. 1, 1997    Jan. 1, 1996
                                     to              to              to
For the Periods                 Dec. 31, 1998   Dec. 31, 1997   Dec. 31, 1996
                                -------------   -------------   --------------
                                            (Thousands of Dollars)

Operating Revenues...........     $1,087,247      $1,108,459      $1,110,169

Operating Income.............        131,199         144,024         155,758

Net Income...................         91,686          92,172          97,465

Cash Dividends on
  Common Stock...............           -             85,000          52,000


At                              Dec. 31, 1998   Dec. 31, 1997   Dec. 31, 1996
                                -------------   -------------   -------------

Total Assets.................     $2,681,595      $2,837,159      $2,851,212

Long-Term Debt (b)...........        516,485         686,485         686,485

Preferred Stock
  Subject to Mandatory
  Redemption(b)..............         75,000         100,000         125,000

Obligations Under
  Seabrook Power
  Contracts and Other
  Capital Leases(b)..........        838,100         921,813         914,617



(a) Reclassifications of prior data have been made to conform with the current presentation.
(b)     Includes portions due within one year.


Public Service Company of New Hampshire


SELECTED FINANCIAL DATA


        Jan. 1, 1995    Jan. 1, 1994
             to              to
        Dec. 31, 1995   Dec. 31, 1994
        -------------   -------------
            (Thousands of Dollars)

           $979,971       $922,039


            155,628        152,086

             83,255         77,444


             52,000           -


        Dec. 31,1995    Dec. 31, 1994
        ------------    -------------

         $2,920,487      $2,845,967

            858,985         999,985



            125,000         125,000



            915,288         887,967





Public Service Company of New Hampshire

-----------------------------------------------------------------------------
STATISTICS      (Unaudited)
-----------------------------------------------------------------------------
                                   Average
        Gross Electric              Annual
        Utility Plant              Use Per
        December 31,      kWh     Residential     Electric
        (Thousands of    Sales     Customer      Customers      Employees
        Dollars)(a)    (Millions)   (kWh)        (Average)    (December 31)

1998    $2,302,254      12,579      6,347         421,602         1,265
1997     2,312,628      13,340      6,528         407,642         1,254
1996     2,382,009      13,601      6,567         407,082         1,279
1995     2,469,474      11,001      6,524(c)      406,077         1,325
1994     2,521,960      11,008      6,768         400,775         1,374


-----------------------------------------------------------------------------
STATEMENTS OF QUARTERLY FINANCIAL DATA (Unaudited)
-----------------------------------------------------------------------------
                                              Quarter Ended (b)
                                              -----------------
1999                   March 31        June 30          Sept.30        Dec. 31
------------------------------------------------------------------------------

Operating Revenues...  $261,745        $250,784        $286,614        $288,104

Operating Income.....  $ 18,769        $ 42,406        $ 37,434        $ 32,590

Net Income...........  $  6,791        $ 31,601        $ 29,892        $ 23,402

1997                   March 31        June 30          Sept.30         Dec. 31
-------------------------------------------------------------------------------

Operating Revenues...  $278,321        $257,098        $285,390        $287,650

Operating Income.....  $ 44,776        $ 34,190        $ 32,166        $ 32,892

Net Income...........  $ 32,295        $ 21,289        $ 18,900        $ 19,688


(a) Includes reclassification of the unamortized acquisition costs to gross utility plant.
(b) Reclassifications of prior data have been made to conform with the current presentation.
(c) Effective January 1, 1996, the amounts shown reflect billed and unbilled sales. 1995 has been restated to reflect this change.