Form 10-K, Exhibit 13
period 1998-12-31
NORTHEAST UTILITIES SYSTEM; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 1999-03-23
CIK 72741, 23426, 106170, 315256, 880416

1998 Annual Report

                       North Atlantic Energy Corporation

                                    Index


Contents                                                     Page

Balance Sheets........................................         2

Statements of Income..................................         4

Statements of Cash Flows..............................         5

Statements of Common Stockholder's Equity.............         6

Notes to Financial Statements.........................         7

Report of Independent Public Accountants..............        22

Management's Discussion and Analysis of Financial
  Condition and Results of Operations.................        24

Selected Financial Data...............................        30

Statistics (Unaudited)................................        30

Statements of Quarterly Financial Data (Unaudited)....        30

Bondholder Information................................     Back Cover





                                   PART I.  FINANCIAL INFORMATION

NORTH ATLANTIC ENERGY CORPORATION

BALANCE SHEETS


-----------------------------------------------------------------------------------------
At December 31,                                                   1998           1997
-----------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
ASSETS
------

Utility Plant, at original cost:
  Electric................................................   $    753,379   $    779,111

     Less: Accumulated provision for depreciation.........        165,114        143,778
                                                             -------------  -------------
                                                                  588,265        635,333
  Construction work in progress...........................          7,090          4,616
  Nuclear fuel, net.......................................         23,644         27,413
                                                             -------------  -------------
      Total net utility plant.............................        618,999        667,362
                                                             -------------  -------------

Other Property and Investments:
  Nuclear decommissioning trust, at market................         35,210         26,547
                                                             -------------  -------------
                                                                   35,210         26,547
                                                             -------------  -------------
Current Assets:
  Cash....................................................             71             13
  Special deposits........................................         11,198           -
  Notes receivable from affiliated companies..............         30,350           -
  Receivables from affiliated companies...................         23,804         25,695
  Taxes receivable........................................          7,887          4,613
  Materials and supplies, at average cost.................         12,812         13,003
  Prepayments and other...................................          2,198          4,220
                                                             -------------  -------------
                                                                   88,320         47,544
                                                             -------------  -------------
Deferred Charges:
  Regulatory assets.......................................        199,882        269,484
  Unamortized debt expense................................          2,742          3,702
                                                             -------------  -------------
                                                                  202,624        273,186
                                                             -------------  -------------



      Total Assets........................................   $    945,153   $  1,014,639
                                                             =============  =============

See accompanying notes to financial statements.






NORTH ATLANTIC ENERGY CORPORATION

BALANCE SHEETS


-----------------------------------------------------------------------------------------
At December 31,                                                   1998           1997
-----------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------

Capitalization:
  Common stock--$1 par value. Authorized
   and outstanding 1,000 shares..........................    $          1   $          1
  Capital surplus, paid in................................        160,999        160,999
  Retained earnings.......................................         43,196         58,702
                                                             -------------  -------------
           Total common stockholder's equity..............        204,196        219,702
  Long-term debt..........................................        405,000        475,000
                                                             -------------  -------------
           Total capitalization...........................        609,196        694,702
                                                             -------------  -------------


Current Liabilities:
  Notes payable to affiliated companies...................           -             9,950
  Long-term debt--current portion.........................         70,000         20,000
  Accounts payable........................................          5,924          7,912
  Accounts payable to affiliated companies................            867          6,040
  Accrued interest........................................          2,987          3,025
  Accrued taxes...........................................            710           -
  Other...................................................            285          1,055
                                                             -------------  -------------
                                                                   80,773         47,982
                                                             -------------  -------------

Deferred Credits:
  Accumulated deferred income taxes.......................        209,634        216,701
  Deferred obligation to affiliated company...............         22,728         32,472
  Other...................................................         22,822         22,782
                                                             -------------  -------------
                                                                  255,184        271,955
                                                             -------------  -------------


Commitments and Contingencies (Note 7)


                                                             -------------  -------------
           Total Capitalization and Liabilities...........   $    945,153   $  1,014,639
                                                             =============  =============

See accompanying notes to financial statements.






NORTH ATLANTIC ENERGY CORPORATION
STATEMENTS OF INCOME



------------------------------------------------------------------------------------
For the Years Ended December 31,                       1998       1997       1996
------------------------------------------------------------------------------------
                                                         (Thousands of Dollars)

Operating Revenues................................. $ 276,685  $ 192,381  $ 162,152
                                                    ---------- ---------- ----------
Operating Expenses:
  Operation --
     Fuel..........................................    13,305     13,405     15,013
     Other.........................................    36,763     39,091     35,268
  Maintenance......................................    14,120     24,146      9,154
  Depreciation.....................................    25,381     25,170     24,056
  Amortization of regulatory assets, net...........    85,464      6,270       (912)
  Federal and state income taxes...................    36,194     14,845     12,341
  Taxes other than income taxes....................    11,401     12,393     12,343
                                                    ---------- ---------- ----------
        Total operating expenses...................   222,628    135,320    107,263
                                                    ---------- ---------- ----------
Operating Income...................................    54,057     57,061     54,889
                                                    ---------- ---------- ----------

Other Income:
  Deferred Seabrook return--other funds............     6,731      7,205      7,700
  Other, net.......................................    (8,435)      (747)     1,200
  Income taxes.....................................    14,378      4,394      5,052
                                                    ---------- ---------- ----------
        Other income, net..........................    12,674     10,852     13,952
                                                    ---------- ---------- ----------
        Income before interest charges.............    66,731     67,913     68,841
                                                    ---------- ---------- ----------
Interest Charges:
  Interest on long-term debt.......................    50,082     50,722     52,414
  Other interest...................................      (676)       649       (697)
  Deferred Seabrook return--borrowed funds.........   (12,169)   (13,411)   (14,948)
                                                    ---------- ---------- ----------
        Interest charges, net......................    37,237     37,960     36,769
                                                    ---------- ---------- ----------

Net Income......................................... $  29,494  $  29,953  $  32,072
                                                    ========== ========== ==========

See accompanying notes to financial statements.






NORTH ATLANTIC ENERGY CORPORATION

STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------
For the Years Ended December 31,                                   1998        1997        1996
--------------------------------------------------------------------------------------------------
                                                                      (Thousands of Dollars)
Operating Activities:
  Net Income.................................................. $   29,494  $   29,953  $   32,072
  Adjustments to reconcile to net cash
   from operating activities:
    Depreciation..............................................     25,381      25,170      24,056
    Amortization of nuclear fuel..............................     10,453      10,705      11,668
    Deferred income taxes and investment tax credits, net.....      6,010      22,649      15,749
    Deferred return - Seabrook................................    (18,900)    (20,616)    (22,648)
    Amortization of nuclear plants return.....................     86,376       7,182        -
    Amortization of other regulatory assets...................       (912)       (912)       (912)
    Amortization of deferred obligation to affiliated company.     (9,744)       (812)       -
    Sale of Seabrook 2 steam generator........................       -           -         20,931
    Other sources of cash.....................................     24,643      12,776      10,087
    Other uses of cash........................................     (6,429)     (9,406)     (2,582)
  Changes in working capital:
    Receivables...............................................      1,891      (9,273)      2,270
    Materials and supplies....................................        191          90        (824)
    Accounts payable..........................................     (7,161)    (11,835)     19,509
    Accrued taxes.............................................        710      (3,486)      2,140
    Other working capital (excludes cash).....................    (13,258)      3,429      (7,675)
                                                               ----------- ----------- -----------
Net cash flows from operating activities......................    128,745      55,614     103,841
                                                               ----------- ----------- -----------

Financing Activities:
  Net (decrease)/increase in short-term debt..................     (9,950)      7,450      (5,500)
  Reacquisitions and retirements of long-term debt............    (20,000)    (20,000)    (45,000)
  Cash dividends on common stock..............................    (45,000)    (25,000)    (38,000)
                                                               ----------- ----------- -----------
Net cash flows used for financing activities..................    (74,950)    (37,550)    (88,500)
                                                               ----------- ----------- -----------

Investment Activities:
  Investment in plant:
    Electric utility plant....................................     (9,028)     (6,606)     (5,921)
    Nuclear fuel..............................................     (6,474)     (6,147)    (15,752)
                                                               ----------- ----------- -----------
      Net cash flows used for investments in plant............    (15,502)    (12,753)    (21,673)
  Investment in NU system Money Pool..........................    (30,350)       -          2,500
  Investment in nuclear decommissioning trusts................     (7,885)     (5,597)     (4,404)
  Other investment activities, net............................          -        -            222
                                                               ----------- ----------- -----------
Net cash flows used for investments...........................    (53,737)    (18,350)    (23,355)
                                                               ----------- ----------- -----------
Net increase/(decrease) in cash for the period................         58        (286)     (8,014)
Cash - beginning of period....................................         13         299       8,313
                                                               ----------- ----------- -----------
Cash - end of period.......................................... $       71  $       13  $      299
                                                               =========== =========== ===========

Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized........................ $   42,498  $   45,297  $   46,322
                                                               =========== =========== ===========
  Income taxes................................................ $   22,136  $     -     $  (13,160)
                                                               =========== =========== ===========



See accompanying notes to financial statements.







NORTH ATLANTIC ENERGY CORPORATION

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

-----------------------------------------------------------------------------------
                                                     Capital    Retained
                                           Common    Surplus,   Earnings
                                           Stock     Paid In      (a)      Total
-----------------------------------------------------------------------------------
                                                   (Thousands of Dollars)

Balance at January 1, 1996 ............. $       1  $ 160,999  $ 59,677  $ 220,677

    Net income..........................                         32,072     32,072
    Cash dividends......................                        (38,000)   (38,000)
                                         ---------- ---------- --------- ----------

Balance at December 31, 1996............         1    160,999    53,749    214,749

    Net income..........................                         29,953     29,953
    Cash dividends......................                        (25,000)   (25,000)
                                         ---------- ---------- --------- ----------

Balance at December 31, 1997............         1    160,999    58,702    219,702

    Net income..........................                         29,494     29,494
    Cash dividends......................                        (45,000)   (45,000)
                                         ---------- ---------- --------- ----------

Balance at December 31, 1998............ $       1  $ 160,999  $ 43,196  $ 204,196
                                         ========== ========== ========= ==========



(a) All retained earnings are available for distribution, plus an allowance of $10 million. However, there is a 25% common equity ratio test that must be met in order to comply with the 1995 Term Credit Agreement maturing November 2000. Therefore, the company can pay out all of its retained earnings plus a portion of the allowance. Currently there is $45.8 million available for dividends.

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

       The NU system furnishes franchised retail electric service in Connecticut, New Hampshire, and western Massachusetts through CL&P, PSNH and WMECO. NAEC sells all of its entitlement to the capacity and output of the Seabrook nuclear power plant, (Seabrook or Seabrook 1, a 1,148 megawatt nuclear generating unit) to PSNH under two life-of-unit full cost recovery contracts (the Seabrook Power Contracts). HWP is also engaged in the production and distribution of electric power. The NU system also furnishes firm and other wholesale electric services to various municipalities and other utilities, and participates in limited retail access programs, providing off-system retail electric service. The NU system serves in excess of 30 percent of New England's electric needs and is one of the 24 largest electric utility systems in the country as measured by revenues.

       NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act). NU and its subsidiaries, including NAEC, are subject to the provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. NAEC is subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

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

    C. New Accounting Standards
       The Financial Accounting Standards Board (FASB) issued a new accounting standard during 1998: Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities."

       SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities. This statement becomes effective for NAEC on January 1, 2000 and will require derivative instruments used by NAEC to be recognized on the balance sheets as assets or liabilities at fair value. NAEC uses derivative instruments for hedging purposes. The accounting for these hedging instruments will depend on which hedging classification each derivative instrument falls under, as defined by SFAS 133, offset by any changes in the market value of the hedged item.

       Based on the derivative instruments which are currently being utilized by NAEC to hedge some of its interest-rate risks, there will be an impact on earnings upon adoption of SFAS 133 which management cannot estimate at this time. For further information regarding derivative instruments, see Note 8, "Market Risk-Management."

    D. Jointly Owned Electric Utility Plant
       NAEC has a 35.98 percent joint-ownership interest in Seabrook which includes the 0.4 percent ownership interest in Seabrook 1 which NAEC acquired from Vermont Electric Generation and Transmission Cooperative in February 1994. NAEC sells all of its entitlement to the capacity and output of the Seabrook nuclear generating unit to PSNH under the Seabrook Power Contracts.

       As of December 31, 1998 and 1997, plant-in-service included approximately $721.2 million and $723.2 million, respectively, and the accumulated provision for depreciation included approximately $130.7 million and $116.1 million, respectively, for NAEC's share of Seabrook 1. NAEC's share of Seabrook 1 expenses is included in the corresponding operating expenses on the accompanying Statements of Income.

    E. Depreciation
       The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency. Except for major facilities, depreciation rates are applied to the average plant-in service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. The costs of closure and removal of non-nuclear facilities are accrued over the life of the plant as a component of depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.5 percent in 1998 and 1997, and
       3.4 percent in 1996. See Note 2, "Nuclear Decommissioning" for additional information on nuclear plant decommissioning.

    F. Seabrook Power Contracts
       PSNH and NAEC have entered into the Seabrook Power Contracts which obligate PSNH to purchase NAEC's 35.98 percent ownership of the capacity and output of Seabrook 1 for the term of Seabrook 1's Nuclear Regulatory Commission (NRC) operating license. Under these contracts, PSNH is obligated to pay NAEC's cost of service during this period, regardless if Seabrook 1 is operating. NAEC's cost of service includes all of its Seabrook-related costs, including operation and maintenance (O&M) expenses, fuel expense, income and property tax expense, depreciation expense, certain overhead and other costs and a return on its allowed investment.

       The Seabrook Power Contracts established the value of the initial investment in Seabrook (initial investment) at $700-million. As prescribed by the 1989 rate agreement between NU, PSNH, the State of New Hampshire (Rate Agreement), as of May 1, 1996, NAEC phased into rates 100 percent of the recoverable portion of its investment in Seabrook 1. From June 5, 1992 (the date NU acquired PSNH and NAEC acquired Seabrook 1 from PSNH - the Acquisition Date) through November 1997, NAEC recorded $203.9 million of deferred return on its investment in Seabrook 1. At November 30, 1997, NAEC's utility plant included $84.1 million of deferred return that was transferred as part of the Seabrook plant assets to NAEC on the Acquisition Date.

       Beginning on December 1, 1997, the deferred return, including the portion transferred to NAEC began to be billed through the Seabrook Power Contracts to PSNH, and will be fully recovered from customers by May 2001. NAEC is depreciating its initial investment over the term of Seabrook 1's operating license (39 years), and any subsequent plant additions are depreciated on a straight-line basis over the remaining term of the Seabrook Power Contracts at the time the subsequent additions are placed in service.

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

    G. Regulatory Accounting and Assets
       The accounting policies of the company and the accompanying financial statements conform to generally accepted accounting principles applicable to rate-regulated enterprises and reflect the effects of the ratemaking process in accordance with SFAS 71, "Accounting for the Effects of Certain Types of Regulation." Assuming a cost-of-service based regulatory structure, regulators may permit incurred costs, normally treated as expenses, to be deferred and recovered through future revenues. Through their actions, regulators also may reduce or eliminate the value of an asset, or create a liability. If any portion of the company's operations were no longer subject to the provisions of SFAS 71, the company would be required to write off all of its related regulatory assets and liabilities unless there is a formal transition plan which provides for the recovery, through established rates, for the collection of these costs through a portion of the business which would remain regulated on a cost-of-service basis. At the time of transition, NAEC would be required to determine any impairment to the carrying costs of deregulated plant and inventory assets.

       The issue of restructuring the electric utility industry in New Hampshire is currently the focus of negotiations and proceedings within the federal and state legal systems. The outcome of these court proceedings will impact NAEC due to NAEC's contractual relationship with PSNH through the Seabrook Power Contracts. Management continues to believe that NAEC's use of regulatory accounting emains appropriate while this issue remains in litigation.

       For further information on NAEC's regulatory environment and the potential impacts of restructuring, see Note 7A, "Commitments and Contingencies - Restructuring," and Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

       Based on a current evaluation of the various factors and conditions that are expected to impact future cost recovery, management continues to believe it is probable that the operating companies, including NAEC, will recover their investments in long-lived assets, including regulatory assets. The components of NAEC's regulatory assets are as follows:


       At December 31,                               1998        1997
                                                  (Thousands of Dollars)

       Deferred costs-Seabrook 1
         (Note 1J)...........................      $147,169    $199,753
       Income taxes, net (Note 1H)...........        39,472      48,736
       Recoverable energy costs (Note 1I)....         1,878       2,057
       Unamortized loss on reacquired
         debt................................        11,363      18,938
                                                   $199,882    $269,484

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

       The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, which give rise to the accumulated deferred tax obligation is as follows:


       At December 31,                               1998        1997
                                                  (Thousands of Dollars)

       Accelerated depreciation and
         other plant-related differences.....      $182,170    $159,251
       Regulatory assets - income tax
         gross up............................        13,640      17,094
       Other.................................        13,824      40,356
                                                   $209,634    $216,701

    I. Recoverable Energy Costs
       Under the Energy Policy Act of 1992 (Energy Act), NAEC is assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (D&D assessment). The Energy Act requires that regulators treat D&D assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates, like any other fuel cost. NAEC is currently recovering these costs through the Seabrook Power Contracts. As of December 31, 1998, NAEC's total D&D deferral was approximately $1.9 million.

    J. Deferred Cost - Seabrook 1
       Under the Rate Agreement, the plant costs of Seabrook were phased into rates over a seven-year period beginning May 15, 1991. Total costs deferred under the phase-in plan were approximately $288 million. This plan is in compliance with SFAS 92, "Regulated Enterprises - Accounting for Phase-In Plans." These deferred costs are being billed to PSNH by NAEC through the Seabrook Power Contracts beginning December 1, 1997, and will be fully recovered from PSNH by NAEC through the Seabrook Power Contracts beginning December 1, 1997, and will be fully recovered from PSNH's customers by May 2001. See
       Note 1F, "Summary of Significant Accounting Policies - Seabrook
       Power Contracts," for terms of Seabrook 1's phase-in. See Note 7A, "Commitments and Contingencies - Restructuring" for the possible impacts of the NHPUC's decision related to industry restructuring.

    K. Market Risk-Management Policies
       NAEC utilizes market risk-management instruments to hedge well-defined risks associated with variable interest rates. To qualify for hedge treatment, the underlying hedged item must expose the company to risks associated with market fluctuations and the market risk-management instrument used must be designated as a hedge and must reduce the company's exposure to market fluctuations throughout the period.

       Amounts receivable or payable under interest-rate management instruments are accrued and offset against interest expense. For further information, see Note 8, "Market Risk-Management."

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

    NAEC's 35.98 percent ownership of the estimated costs of decommissioning Seabrook 1, in year-end 1998 dollars, is $175.9 million. Seabrook 1 decommissioning costs will be increased annually by an escalation rate. Nuclear decommissioning costs are accrued over the expected service life of the unit and are included in depreciation expense on the Statements of Income. Nuclear decommissioning costs amounted to $4.7 million in 1998, $4.5 million in 1997 and $3.5 million in 1996. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation on the Balance Sheets. At December 31, 1998 and 1997, the balance in the accumulated reserve for depreciation amounted to $25.6 million and $21.1 million, respectively.

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

    As of December 31, 1998, NAEC (including payments made prior to the Acquisition Date by PSNH) had paid approximately $25.6 million into Seabrook 1's decommissioning financing fund. Earnings on the decommissioning financing fund increase the decommissioning trust balance and the accumulated reserve for depreciation. Unrealize gains and losses associated with the decommissioning financing fund also impact the balance of the trust and the accumulated reserve for depreciation. The fair value of the amounts in the external decommissioning trusts was $35.2 million as of December 31, 1998.

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

3.  SHORT-TERM DEBT

    The amount of short-term borrowings that may be incurred by NAEC is subject to periodic approval by either the SEC under the 1935 Act or by its state regulator. Under the SEC restrictions, NAEC was authorized, as of January 1, 1999, to incur short-term borrowings up to a maximum of $60 million.

    Money Pool: Certain subsidiaries of NU, including NAEC, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily Federal Funds rate. However, borrowings based on loans from NU parent bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 1998 and 1997, NAEC had no borrowings and $9.95 million, respectively, of borrowings outstanding from the Pool.
    The interest rate on borrowings from the Pool at December 31, 1998 and 1997 was 5.8 percent, respectively.

    Maturities of NAEC's short-term debt obligations were for periods of three months or less.

4.  LONG-TERM DEBT

    Details of long-term debt outstanding are:

                                                     December 31,
                                                 1998            1997
                                                (Thousands of Dollars)
    First Mortgage Bonds:
      9.05% Series A, due 2002.............    $275,000        $295,000
    Notes:
      Variable - Rate Facility, due 2000...     200,000         200,000
    Less:  Amounts due within one year.....      70,000          20,000
           Long-term debt, net.............    $405,000        $475,000


    Long-term debt maturities and cash sinking-fund requirements on debt outstanding at December 31, 1998 is $70 million for 1999, $270 million for 2000, $70 million for 2001, $65 million for 2002 and no requirements for the year 2003.

    Market risk-management instruments with financial institutions effectively fix the interest rate on NAEC's $200 million variable-rate bank note at 7.823 percent. For more information on the interest-rate management instruments, see Note 8, "Market Risk- Management."

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


5.  INCOME TAX EXPENSE

    The components of the federal and state income tax provisions were charged as follows:


    For the Years Ended December 31,               1998      1997      1996
                                                    (Thousands of Dollars)
    Current income taxes:
      Federal................................    $15,206  $(11,889)  $(8,570)
      State..................................        600      (309)      110
        Total current........................     15,806   (12,198)   (8,460)

    Deferred income taxes, net:
      Federal................................      4,032    21,528    14,884
      State..................................      1,978     1,121       865
        Total deferred.......................      6,010    22,649    15,749

        Total income tax expense.............    $21,816   $10,451   $ 7,289

    The components of total income tax expense are classified as follows:


    For the Years Ended December 31,               1998      1997      1996
                                                    (Thousands of Dollars)
    Income taxes charged to
      operating expenses.....................    $36,194   $14,845   $12,341
    Other income taxes.......................    (14,378)   (4,394)   (5,052)
      Total income tax expense...............    $21,816   $10,451   $ 7,289

    Deferred income taxes are comprised of the tax effects of temporary differences as follows:


    For the Years Ended December 31,               1998      1997      1996
                                                    (Thousands of Dollars)

    Depreciation.............................    $ 21,828  $20,823   $12,730
    Bond redemptions.........................      (2,824)  (2,351)   (2,359)
    Seabrook 1 deferred return...............     (14,233)   3,338     5,438
    Other....................................       1,239      839       (60)
      Deferred income taxes, net.............    $  6,010  $22,649   $15,749



    A reconciliation between income tax expense and the expected tax expense at the applicable statutory rate is as follows:

    For the Years Ended December 31,               1998      1997      1996
                                                    (Thousands of Dollars)

    Expected federal income tax
      at 35 percent of
      pretax income..........................    $17,959   $14,141   $13,776
    Tax effect of differences:
      Amortization of regulatory
        assets...............................      7,077      (319)     -
      Depreciation...........................        949    (1,049)   (1,343)
      Deferred Seabrook 1 return.............     (2,356)   (2,522)   (2,695)
      State income taxes,
        net of federal benefit...............      1,657       718       634
      Allocation of Parent
        Company's loss.......................     (3,874)     (615)     (578)
    Sale of Seabrook 2 steam
      generator..............................       -         -       (2,516)
    Other, net...............................        404        97        11
    Total income tax expense.................    $21,816   $10,451   $ 7,289


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

    See Note 1F, "Seabrook Power Contracts" for further information on the phase-in of the Seabrook power plant and see Note 7A, "Commitments and Contingencies - Restructuring" for the possible impacts on NAEC from the NHPUC's decision related to industry restructuring.


7.  COMMITMENTS AND CONTINGENCIES

    A. Restructuring
       New Hampshire: In 1996, New Hampshire enacted legislation requiring a competitive electric industry beginning in 1998. In February 1997, the NHPUC issued its restructuring order, which would have forced PSNH and NAEC to write off all of their regulatory assets, and possibly to seek protection under Chapter 11 of the bankruptcy laws. The amount of potential write-off which would have been triggered by the order is currently estimated to be in excess of $400 million, after taxes.

       Following the issuance of these orders, PSNH immediately sought declaratory and injunctive relief on various grounds in federal district court and has received a preliminary injunction that freezes
       implementation of the NHPUC's restructuring orders.   Restructuring
       in New Hampshire has resulted in numerous subsequent proceedings within the federal and state legal systems.

       As the court proceedings are ongoing, PSNH continues to be involved in settlement discussions with representatives from the state of New Hampshire. PSNH hopes to reach a settlement, which would include, among other things, recovery of regulatory assets and stranded costs, rate reductions, an auction of PSNH's generating units and securitization of PSNH's stranded costs. If a settlement is not reached a trial is expected to begin mid to late 1999.

       As a result of the NHPUC decision and the potential consequences discussed above, the reports of our auditors on the individual financial statements of PSNH and NAEC contain explanatory paragraphs. Those explanatory paragraphs indicate that a substantial doubt exists currently about the ability of PSNH and NAEC to continue as going concerns.

       Management believes that PSNH is entitled to full recovery of its prudently incurred costs, including regulatory assets and other stranded costs (such as its obligations to NAEC under the Seabrook Power Contracts). It bases this belief both on the general nature of public utility industry cost-of-service based regulation and the specific circumstances of the resolution of PSNH's previous bankruptcy proceedings and its acquisition by NU, including the recoveries provided by the Rate Agreement and related agreements.

    B. Environmental Matters
       NAEC is subject to regulation by federal, state and local authorities with respect to air and water quality, the handling and disposal of toxic substances and hazardous and solid wastes, and the handling and use of chemical products. NAESCO, on behalf of NAEC and the other Seabrook joint owners, has an active environmental auditing and training program and believes that it is in substantial compliance with current environmental laws and regulations. However, the NU system is subject to certain pending enforcement actions and governmental investigations in the environmental area. Management cannot predict the outcome of these enforcement actions and investigations.

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

    C. Spent Nuclear Fuel Disposal Costs
       Under the Nuclear Waste Policy Act of 1982, NAEC must pay the United States Department of Energy (DOE) for the disposal of spent nuclear fuel and high-level radioactive waste. The DOE is responsible for the selection and development of repositories for, and the disposal of, spent nuclear fuel and high-level radioactive waste. Fees for nuclear fuel burned on or after April 7, 1983, are billed currently to customers and paid to the DOE on a quarterly basis.

       The DOE was originally scheduled to begin accepting delivery of spent fuel in 1998. However, delays in identifying a permanent storage site have continually postponed plans for the DOE's long-term storage
       and disposal site.   Extended delays or a default by the DOE could
       lead to consideration of costly alternatives. The company has primary responsibility for the interim storage of its spent nuclear fuel. Current capability to store spent fuel at Seabrook 1 is expected to have spent fuel storage capacity until at least 2010. Meeting spent fuel storage requirements beyond this period could require new and separate storage facilities, the costs for which have not been determined.

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

    D. Nuclear Insurance Contingencies
       Under certain circumstances, in the event of a nuclear incident at one of the nuclear facilities in the country covered by the federal government's third-party liability indemnification program, an owner of a nuclear unit could be assessed in proportion to its ownership interest in each of its nuclear units up to $83.9 million. Payments of this assessment would be limited to, in proportion to its ownership interest in each of its nuclear units, $10.0 million in any one year per nuclear incident. In addition, if the sum of all claims and costs from any one nuclear incident exceeds the maximum amount of financial protection, the owner would be subject to an additional five percent or $4.2 million, in proportion to its ownership interests in each of its nuclear units. Based upon its ownership interest in Seabrook 1, NAEC's maximum liability, including any additional assessments, would be $31.3 million per incident, of which payments would be limited to $3.6 million per year.

       Insurance has been purchased to cover the primary cost of repair, replacement or decontamination of utility property resulting from insured occurrences at Seabrook station. NAEC is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessment against NAEC with respect to losses arising during the current policy year is approximately $2.0 million.

       Insurance has been purchased to cover certain extra costs of repair, replacement or decontamination or premature decommissioning of utility property resulting from insured occurrences. NAEC is subject to retroactive assessments if losses exceed the accumulated funds available to the insurer. The maximum potential assessment against NAEC with respect to losses arising during current policy years is approximately $3.2 million. The cost of a nuclear incident could exceed available insurance proceeds.

       Insurance has been purchased aggregating $200 million on an industry basis for coverage of worker claims.

       Under the terms of the Seabrook Power Contracts, any nuclear insurance assessments described above would be passed on to PSNH as a "cost of service."

    E. Seabrook 1 Construction Program
       The construction program for Seabrook 1 is subject to periodic review and revision by management. NAEC currently forecasts construction expenditures for its share of Seabrook 1 to be $27.3 million for the years 1999-2003, including approximately $8.2 million for 1999. In addition, NAEC estimates that its share of Seabrook 1 nuclear fuel requirements will be approximately $53.7 million for the years 1999-2003, including $1.6 million for 1999.

8.  MARKET RISK-MANAGEMENT

    NAEC uses swap instruments with financial institutions to hedge against interest-rate risk associated with its $200 million variable rate bank note. The interest-rate management instruments employed eliminate the exposure associated with rising interest rates, and effectively fix the interest rate for this borrowing arrangement. Under the agreements, NAEC exchanges quarterly payments based on a differential between a fixed contractual interest rate and the three-month LIBOR rate at a given time. As of December 31, 1998, NAEC had outstanding agreements with a total notional value of $200 million and a negative mark-to-market position of approximately $2.3 million.

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

    Nuclear decommissioning trust: The investments held in NAEC's nuclear decommissioning fund were adjusted to market by approximately $2.3 million as of December 31, 1998 and by approximately $1.5 million as of December 31, 1997 with corresponding offsets to the accumulated provision for depreciation. The amounts adjusted in 1998 and 1997 represent cumulative gross unrealized holding gains. The cumulative gross unrealized holding losses were immaterial for 1998 and 1997.

    Long-term debt: The fair value of NAEC's fixed-rate security is based upon the quoted market price for that issue or similar issue. The adjustable rate security is assumed to have a fair value equal to its carrying value.

    The carrying amounts of NAEC's financial instruments and the estimated fair values are as follows:


                                             Carrying        Fair
    At December 31, 1998                      Amount         Value
                                             (Thousands of Dollars)

    First mortgage bonds.................    $275,000       $284,543
    Other long-term debt.................    $200,000       $200,000


                                             Carrying        Fair
    At December 31, 1997                      Amount         Value
                                             (Thousands of Dollars)

    First mortgage bonds.................    $295,000       $301,599
    Other long-term debt.................    $200,000       $200,000



    The fair values shown above have been reported to meet the disclosure requirements and do not purport to represent the amounts at which those obligations would be settled.


10. NUCLEAR PERFORMANCE

    For information on nuclear performance related to the Seabrook nuclear power plant, see the MD&A.




To the Board of Directors
  of North Atlantic Energy Corporation:


We have audited the accompanying balance sheets of North Atlantic Energy Corporation (a New Hampshire corporation and a wholly owned subsidiary of Northeast Utilities) as of December 31, 1998 and 1997, and the related statements of income, common stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Atlantic Energy Corporation as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 7A, on February 28, 1997, the State of New Hampshire Public Utilities Commission
(the NHPUC) issued an order outlining its final plan to restructure the electric utility industry. The final plan announced a departure from cost-based ratemaking for Public Service Company of New Hampshire (PSNH). PSNH is the sole customer of the company. The final plan, if implemented, would require PSNH to discontinue the application of Financial Accounting Standard No. 71, "Accounting for the Effects of Certain Types of Regulation," (FAS
71). The effects of such a discontinuation would cause PSNH and the company to be in technical default under their current financial covenants, which would, if not waived or renegotiated, give rise to the rights of lenders to accelerate the repayment of approximately $516 million of PSNH's indebtedness and approximately $475 million of the company's indebtedness. These conditions raise substantial doubt about the company's ability to continue as a going concern. The financial statements referred to above do not include any adjustments that might result from the outcome of this uncertainty.




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

FINANCIAL CONDITION

Earnings Overview

NAEC's net income for 1998 was essentially unchanged. NAEC had net income of approximately $29 million in 1998 compared to approximately $30 million in 1997.

The company's only assets are Seabrook and other Seabrook-related assets and its only source of revenues are the power contracts between PSNH and the company. PSNH's obligations under the Power Contracts are solely its own and have not been guaranteed by NU. The Power Contracts contain no provisions entitling PSNH to terminate its obligations. If, however, PSNH were to fail to perform its obligation under the Power Contracts, the company would be required to find other purchasers for Seabrook power.

Liquidity and Capital Resources

Net cash flows from operations totaled approximately $129 million in 1998, up sharply from $56 million in 1997. The increase resulted from the recovery of the Seabrook deferred nuclear costs beginning in December 1997. Approximately $54 million of net cash flow was used for investment activities, including construction expenditures, investments in the NU system money pool and investments in nuclear decommissioning trusts, compared with $18 million in 1997. Another $45 million was used to pay common dividends, compared with $25 million in 1997. The balance of cash used for financing activities, approximately $30 million, was used to pay off long-term and short-term debt. In 1997 net debt and preferred stock levels were reduced by only $13 million.

PSNH Restructuring

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

Seabrook Performance

Seabrook operated at a capacity factor of 82.8 percent through December 1998, compared to 78.3 percent for the same period in 1997. The unit operated well, except for two unplanned outages, one in late 1997 through early 1998 and the other in mid-1998, to repair control building's air conditioning system. Seabrook is scheduled to begin a refueling outage in March 1999.

Seabrook Decommissioning

NAEC's estimated cost to decommission its share of Seabrook is approximately
$175.9 million in year-end 1998 dollars.   These costs are being recognized
over the life of the unit with a portion currently being recovered through PSNH's rates. PSNH is obligated to pay NAEC's share of Seabrook's decommissioning costs even if the unit is shut down prior to the expiration of its license. As of December 31, 1998, the market value of the contributions already made to the decommissioning trusts, including their investment returns, was approximately $35.2 million.

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

The NU system has identified and inventoried 2,497 computer systems (software) and over 24,000 devices (hardware) broken down into 3,450 device types containing date-sensitive computer chips. As of December 31, 1998, 77 percent of the software systems and 81 percent of the hardware at Seabrook were year 2000 ready.

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

Risk-Management Instruments

NAEC uses swaps to manage the market risk exposures associated with changes in variable interest rates. NAEC uses these instruments to reduce risk by essentially creating offsetting market exposures. Based on the derivative instruments which currently are being utilized by NAEC to hedge some of its interest rate risks, there will be an impact on earnings upon adoption of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, which management cannot estimate at this time. For more information on NU's use of risk-management instruments, see the "Notes to Consolidated Financial Statements," Notes 1K and 8.

NEAC holds a variable-rate long-term note, exposing the company to interest rate risk. In order to hedge some of this risk, interest rate risk-management instruments have been entered into on NAEC's $200 million variable-rate note, effectively fixing the interest on this note at 7.823 percent. As of December 31, 1998, NAEC had outstanding agreements with a total notional value of approximately $200 million and a negative mark-to-market position of approximately $2.3 million.

Environmental Matters

NAEC is potentially liable for environmental cleanup costs at a number of sites inside and outside of its service territory. To date, the future estimated environmental remediation liability has not been material with respect to the earnings or financial position of the company. See the "Notes to Consolidated Financial Statements," Note 7B, for further information on environmental matters.



RESULTS OF OPERATIONS

                                         Income Statement Variances
                                             Increase/(Decrease)
                                             Millions of Dollars

                                  1998 over/(under)1997   1997 over/(under)1996
                                     Amount   Percent        Amount   Percent

Operating revenues                    $84       44%           $30       19%

Other operation and
  maintenance expense                $(12)     (20%)          $20       45%
Amortization of Regulatory
  Assets, net                        $ 79        (a)          $ 6       (a)
Federal and State Income Taxes       $ 11        (a)          $ 3       43%
Other, net                           $ (8)       (a)          $(2)      (a)


(a)  Percent greater than 100.

Operating Revenues

Operating revenues represent amounts billed to PSNH under the terms of the Power Contracts and billings to PSNH for decommissioning expense.

Operating revenues increased in 1998 primarily due to amounts billed to PSNH for the amortization of the Seabrook deferred return which began in December 1997.

Operating revenues increased in 1997 primarily due to higher operation and maintenance expenses and the increased return associated with the phase-in of the final 15 percent of the Seabrook plant investment in May, 1996.

Other Operation and Maintenance Expense

Other operation and maintenance expenses decreased in 1998 primarily due to lower costs associated with Seabrook outages in 1998.

Other operation and maintenance expenses increased in 1997 primarily due to higher costs associated with a planned refueling and unplanned Seabrook outages in 1997.

Amortization of Regulatory Assets, net

Amortization of Regulatory Assets, net increased in 1998 and 1997 primarily due to the amortization of the Seabrook deferred return which began in December 1997.

Federal and State Income Taxes

Federal and State income taxes increased in 1998 primarily due to higher taxable income.

Federal and State income taxes increased in 1997 primarily due to deferred tax benefits in 1996 associated with proceeds from the sale of the Seabrook Unit 2 steam generators.

Other, net

Other, net income decreased in 1998 primarily due to the amortization of the taxes associated with the Seabrook-phase-in costs which began in December 1997.

Other, net income decreased in 1997 primarily due to lower income from temporary cash investments and the amortization of the Seabrook deferred charges associated with the taxes on the purchased return.



North Atlantic Energy Corporation

SELECTED FINANCIAL DATA (a)    1998       1997       1996       1995     1994
                                             (Thousands of Dollars)

Operating Revenues.........  $276,685 $  192,381 $  162,152 $  157,183 $145,751

Operating Income...........  $ 54,057 $   57,061 $   54,889 $   51,394 $ 42,950

Net Income.................  $ 29,494 $   29,953 $   32,072 $   24,441 $ 30,535

Cash Dividends on
  Common Stock.............  $ 45,000 $   25,000 $   38,000 $   24,000 $ 10,000

Total Assets...............  $945,153 $1,014,639 $1,017,388 $1,014,649 $963,579

Long-Term Debt (b).........  $475,000 $  495,000 $  515,000 $  560,000 $560,000


STATISTICS (Unaudited)         1998       1997       1996       1995     1994
Gross Electric Utility
  Plant at December 31,
(Thousands of Dollars).....  $784,113 $  811,140 $  816,446 $  806,892 $792,880

kWh Sales (Millions) for
  the twelve month period
  ending December 31,......     3,018      2,859      3,542      3,016    2,229


STATEMENTS OF QUARTERLY FINANCIAL DATA (Unaudited) (Thousands of Dollars)
                                         Quarter Ended (a)
1998                         March 31   June 30    Sept. 30   Dec. 31

Operating Revenues.........  $68,169    $69,627    $69,087    $69,802

Operating Income...........  $13,648    $13,365    $13,159    $13,885

Net Income.................  $ 6,909    $ 8,303    $ 7,170    $ 7,112


1997

Operating Revenues.........  $41,976    $50,128    $45,943    $54,334

Operating Income...........  $14,406    $14,183    $14,124    $14,348

Net Income.................  $ 7,240    $ 6,958    $ 8,086    $ 7,669



(a) Reclassifications of prior data have been made to conform with the current presentation.
(b)  Includes portion due within one year.