Form 10-K, Exhibit 13
period 1999-12-31
NORTHEAST UTILITIES SYSTEM; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 2000-03-27
CIK 72741, 23426, 106170, 315256, 880416

1999 Annual Report

              The Connecticut Light and Power Company and Subsidiaries

                                        Index


Contents                                                                Page
--------                                                                ----

Management's Discussion and Analysis of Financial
  Condition and Results of Operations...............................      1

Report of Independent Public Accountants............................     12

Consolidated Statements of Income...................................     13

Consolidated Statements of Comprehensive Income.....................     13

Consolidated Balance Sheets.........................................    14-15

Consolidated Statements of Common Stockholder's Equity..............     16

Consolidated Statements of Cash Flows...............................     17

Notes to Consolidated Financial Statements..........................     18

Selected Consolidated Financial Data................................     44

Consolidated Quarterly Financial Data (Unaudited)...................     44

Consolidated Statistics (Unaudited).................................     45

Preferred Stockholder and Bondholder Information....................  Back Cover



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Financial Condition

Overview
The financial improvement that began in 1998 continued throughout 1999 at The Connecticut Light and Power Company (CL&P or the company), an operating subsidiary of Northeast Utilities (NU) and part of the Northeast Utilities system (NU system), despite a rate reduction in Connecticut. CL&P's results benefited from the successful restart of the Millstone 2 nuclear unit, the strong operating performance delivered by the Millstone 3 and Seabrook Station (Seabrook) nuclear units, retail sales growth, and continued control over operation and maintenance (O&M) expenses. A rate reduction reduced the positive financial impacts of these items.

During 1999, CL&P resolved key industry restructuring issues by establishing initial stranded cost recovery levels and standard offer service tariffs and agreements. The auction of substantially all of the fossil and hydroelectric generation assets owned by CL&P and the auction of its respective interest in the output of the Millstone units, moved CL&P along in its transition into a purely electric transmission and distribution company, as contemplated by restructuring legislation in Connecticut.

CL&P lost $13.6 million in 1999, compared with a loss of $195.7 million in 1998 and a loss of $139.6 million in 1997. The 1999 results included after-tax write-offs associated with the settlement of nuclear related issues and industry restructuring totaling $28.8 million. During 1998, CL&P's results included write-offs associated with a rate decision in Connecticut and the retirement of Millstone 1 totaling $133.4 million.

In 1999, CL&P's revenues increased to $2.45 billion, up 2.5 percent from revenues of $2.39 billion in 1998. The growth was primarily due to a 2.9 percent increase in retail sales. That growth was due to weather related factors that included a hotter than normal summer. The balance of that increase was due to economic expansion in CL&P's service territory. A retail rate reduction offset some of the growth in revenues. CL&P's rates were reduced 5 percent in early 1999. CL&P's rates were further reduced in January 2000 by 5 percent. The additional 5 percent rate reduction will offset some of the growth in future revenues.

Aside from increased revenues, the primary reason for better operating performance in 1999 was the return to service from extended outages of Millstone 3 in July 1998 and Millstone 2 in May 1999.

CL&P's ability to continue improving financial performance in 2000 will depend largely on continued sales growth and on successful control of O&M expenses. CL&P also hopes to complete in 2000 the majority of restructuring work remaining, primarily the issuance of rate reduction bonds (securitization) to lower stranded costs, and the auction of CL&P's ownership interests in the Millstone units.

Mergers

In 1998 and 1999, NU management concluded that the pace of deregulation was accelerating throughout the northeastern United States and that shareholders would benefit from NU not only remaining a major provider of electric transmission and distribution service, but also an unregulated marketer of both electricity and natural gas. NU management also concluded that as a result of the changes occurring in the highly competitive electric utility industry, increased size would be crucial to achieve its objective of being a leading provider of energy products and services in the Northeast.

On October 13, 1999, NU announced an agreement to merge with Consolidated Edison, Inc. (Con Edison), a financially stronger utility based in New York. The merger will create the nation's largest electric distribution system with more than 5 million customers and one of the 15 largest natural gas distribution systems with 1.4 million customers.

NU and Con Edison filed with various state and federal regulatory bodies in January 2000 to secure approval of the merger. The two companies expect these regulatory proceedings can be completed by the end of July 2000.

Also in 1999, NU management concluded that the NU system would be stronger and customers could be better served if NU reentered the natural gas distribution business that it had exited in 1989 and examined several potential businesses in New England. By adding gas to NU's energy mix, NU will be able to broaden its services to its existing customers and will have additional opportunities for long-term growth. In June 1999, NU announced an agreement to merge with Yankee Energy System, Inc. (Yankee). The merger will return to NU Connecticut's largest natural gas distribution system, as well as several unregulated businesses involved in energy services, collections and other areas. The Yankee merger received Yankee shareholder approval in October 1999, final Connecticut Department of Public Utility Control (DPUC) approval in December 1999 and Securities and Exchange Commission (SEC) approval in January 2000. The merger closed on March 1, 2000.

Liquidity

During 1999, strong sales growth, improved nuclear performance and continued control of O&M expenses resulted in net cash flows provided by operations of $299.4 million in 1999, compared to $364.1 million in 1998 and $37.2 million in 1997. The decrease in cash flows from operations is primarily related to increased tax payments in 1999.

On December 15, 1999, CL&P sold 2,235 megawatts (MW) of fossil generation assets to an unaffiliated company. Proceeds from the sale totaled $516.9 million, including payments for fuel and inventory. CL&P used the proceeds primarily to par call $406 million of first mortgage bonds in December 1999. CL&P also used $57.5 million to buy out its lease of four 40 MW turbines.

Proceeds from the generation asset sale are included in net cash flows provided by investing activities. Including construction expenditures and investments in nuclear decommissioning trusts, net cash flows provided by investing activities were $261.4 million in 1999, compared with net cash flows used in investing activities of $183 million in 1998 and $108.1 million in 1997.

Positive operating cash flows and the proceeds from the generation asset sale enabled CL&P to substantially reduce its outstanding debt. As of December 31, 1999, CL&P's total debt level, including capital lease obligations, was $1.6 billion, compared with $2.2 billion as of December 31, 1998, and $2.3 billion as of December 31, 1997.

The net cash flows used in financing activities were $560.9 million in 1999, compared to $181.2 million in 1998 and net cash flows provided by financing activities of $71 million in 1997. This included $639.8 million paid in 1999 to retire long-term debt and preferred stock, compared to $80.7 million in 1998 and $204.1 million in 1997. There were no cash dividends on common shares paid in 1999 and 1998 and $6 million in 1997. Payments made for preferred stock dividends were $12.8 million, $14.1 million and $15.2 million for 1999, 1998 and 1997, respectively.

CL&P's access to capital also benefited from the strong operating performance at Millstone 2 and 3 and the announced merger with Con Edison. During 1999, CL&P's securities received several upgrades from three credit rating agencies. CL&P's senior secured bonds achieved investment grade ratings for the first time since early 1997. At year end, all securities were under review for possible upgrades, or on "credit watch" with positive implications by Standard & Poor's, Moody's Investors Service and Fitch IBCA.

The rating agency upgrades benefited CL&P's efforts to broaden its credit lines. On November 19, 1999, CL&P and Western Massachusetts Electric Company (WMECO) entered into a new 364-day revolving credit facility for $500 million, replacing the previous $313.75 million facility which was to expire on November 21, 1999. The revolving credit facility, which is secured by second mortgages on Millstone 2 and 3, will be used to bridge gaps in working capital and provide short-term liquidity. CL&P may draw up to $300 million under the facility. Once CL&P receives the proceeds from securitization, the $500 million facility will be reduced to $300 million, with a $200 million limit for CL&P. As of December 31, 1999, CL&P had $90 million outstanding under this facility.

For further information regarding the CL&P and WMECO revolving credit facility, see Note 3, "Short-Term Debt," to the consolidated financial statements.

CL&P also has arranged financing through the sale of its accounts receivable. CL&P can finance up to $200 million through this facility. As of December 31, 1999, CL&P had $170 million outstanding under this facility.

During 2000, CL&P hopes to receive regulatory approval to begin the process of securitizing its approved stranded costs. Securitization involves issuing rate reduction bonds with interest rates lower than the company's weighted average cost of capital. Proceeds from securitization will be used to significantly reduce the capitalization of CL&P and buyout or buydown certain purchased-power contracts with a number of nonutility generators.

Restructuring

During 1999, Connecticut made significant progress in resolving industry restructuring issues. Restructuring orders issued in Connecticut allowed CL&P to determine the impacts of discontinuing Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," for the generation portion of CL&P's business. The transmission and distribution portion of that business will continue to be cost-of-service regulated. In addition, the restructuring orders provided for a transition charge which allows for the recovery of CL&P's generation-related regulatory assets and prudently incurred stranded costs.

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

As provided for in the electric utility restructuring legislation enacted in April 1998, 35 percent of CL&P's customers were able to choose their electric generation supplier on January 1, 2000, with the remaining 65 percent having choice on July 1, 2000. The major components of rates are a transmission and distribution charge, a generation charge and a transition charge. For those customers who do not or are unable to choose another competitive electric generation supplier, CL&P will supply standard offer or generation service at an average rate of $0.04813 per kilowatt-hour (kWh) through December 31, 2003. The revenues attributable to standard offer (generation) service are expected to exceed the actual cost of providing generation and the difference will be applied against stranded costs. In accordance with a plan approved by the DPUC, one-half of the CL&P standard offer load was procured through a competitive bidding process, with the remaining one-half of the power being supplied by an affiliated company. The contracts are in place through the end of 2003. For further information regarding commitments and contingencies related to the Connecticut restructuring order, see Note 11A, "Commitments and Contingencies - Restructuring," to the consolidated financial statements.

Generation Asset Divestitures
The Connecticut restructuring laws required CL&P to divest of its generation assets and utilize substantially all of the net gains from any sales to offset stranded costs. During 1999, CL&P sold its fossil generation assets resulting in a net gain of $286.5 million. A corresponding amount of regulatory assets was amortized. Also during 1999, CL&P signed agreements to transfer certain hydroelectric generation assets to Northeast Generation Company, an unregulated affiliate of NU. This transaction closed on March 14, 2000. In September 1999, NU announced that the Millstone nuclear generation assets of its subsidiaries, CL&P and WMECO, will be put up for auction as soon as practical. For further information regarding commitments and contingencies related to the generation asset divestitures, see Note 11A, "Commitments and Contingencies - Restructuring," to the consolidated financial statements.

Nuclear Generation

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

An auction of CL&P's ownership interests in the Millstone units is expected in 2000 with a closing in 2001. Based on regulatory decisions received in 1999, management expects to recover all of its remaining nuclear stranded costs from retail customers.

Seabrook
Seabrook achieved an annual capacity factor of 86.4 percent in 1999. However, since returning to service on May 13, 1999, after a 48-day refueling and maintenance outage, Seabrook has achieved a 99 percent capacity factor through December 31, 1999.

CL&P anticipates auctioning its 4.06 percent share of Seabrook, with the 35.98 percent share owned by its affiliate North Atlantic Energy Corporation.

Yankee Companies
On June 1, 1999, the Federal Energy Regulatory Commission accepted the offer of settlement which was filed on January 15, 1999, by the Maine Yankee Atomic Power Company (MYAPC). The significant aspects of the settlement allowed MYAPC to collect $33.1 million annually to pay for decommissioning and spent fuel, approved its return on equity of 6.5 percent, permitted full recovery of MYAPC's unamortized investment, including fuel, and set an incentive budget for decommissioning at $436.3 million.

On October 15, 1999, the Vermont Yankee Nuclear Power Corporation (VYNPC) agreed to sell its unit for $22 million to an unaffiliated company. Among other commitments, the acquiring company agreed to assume the decommissioning cost of the unit after it is taken out of service, and the VYNPC owners have agreed to fund the uncollected decommissioning cost to a negotiated amount at the time of the closing of the sale. VYNPC's owners have also agreed either to enter into a new purchased-power agreement with the acquiring company or to buy out such future power payment obligations by making a fixed payment to them. CL&P has elected the buyout option. The VYNPC owners' obligations to close and pay such amounts are conditioned upon their receipt of satisfactory regulatory approval of the transaction, including provision for adequate recovery of these payments.

Nuclear Decommissioning
The staff of the SEC has questioned certain of the current accounting practices of the electric utility industry regarding the recognition, measurement and classification of decommissioning costs for nuclear units in their financial statements.

Currently, the Financial Accounting Standards Board plans to review the accounting for obligations associated with the retirement of long-lived assets, including the decommissioning of nuclear units. If current accounting practices for nuclear decommissioning change, the annual provision for decommissioning could increase relative to 1999, and the estimated cost for decommissioning could be recorded as a liability with recognition of an increase in the cost of the related nuclear unit. However, management does not believe that such a change will have a material impact on CL&P's financial statements due to its current and future ability to recover decommissioning costs through rates.

Spent Nuclear Fuel Disposal Costs
The United States Department of Energy (DOE) originally was scheduled to begin accepting delivery of spent fuel in 1998. However, delays in confirming the suitability of a permanent storage site continually have postponed plans for the DOE's long-term storage and disposal site. Extended delays or a default by the DOE could lead to consideration of costly alternatives. CL&P has the primary responsibility for the interim storage of its share of spent nuclear fuel. Adequate storage capacity exists to accommodate all spent nuclear fuel at Millstone 1. The facilities for Millstone 2 are expected to provide adequate storage to accommodate a full-core discharge from the reactor until 2005 with the implementation of currently planned modifications. Fuel consolidation, which has been licensed for Millstone 2, could provide adequate storage capacity for its projected life. The facilities for Millstone 3 are expected to provide adequate storage for its projected life with the addition of new storage racks. Seabrook is expected to have spent fuel storage capacity until at least 2010. Meeting spent fuel storage requirements beyond these periods could require new and separate storage facilities. For further information regarding spent nuclear fuel disposal costs, see Note 11D, "Commitments and Contingencies - Spent Nuclear Fuel Disposal Costs," to the consolidated financial statements.

Market Risk and Risk Management Instruments

CL&P uses energy price risk management instruments to manage the market risk exposures associated with changes in energy prices. CL&P uses these instruments to reduce risk by essentially creating offsetting market exposures. Based on the derivative instruments that were being utilized by CL&P to hedge some of their energy price risks, there may be an impact on earnings upon adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which management has not estimated at this time.

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

Other Matters

Environmental Matters
CL&P is subject to environmental laws and regulations structured to mitigate or remove the effect of past operations and to improve or maintain the quality of the environment. For further information regarding environmental matters, see
Note 11C, "Commitments and Contingencies - Environmental Matters," to the consolidated financial statements.

Other Commitments and Contingencies
CL&P is subject to other commitments and contingencies primarily relating to nuclear litigation, nuclear insurance contingencies, its construction program, long-term contractual arrangements, and the New England Power Pool generation pricing. For further information regarding these commitments and contingencies, see Note 11, "Commitments and Contingencies," to the consolidated financial statements.

Year 2000 Issues
The transition into the year 2000 was a success for the NU system and CL&P. Its mission to provide safe, reliable energy to its customers and to ensure continued operability of critical business functions was not affected by any year 2000 related issues.

The projected total cost of the year 2000 program is estimated at $21 million for the NU system. The total cost to date was funded through operating cash flows. The NU system has incurred and expensed $20 million related to year 2000 readiness efforts.

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

                                         Income Statement Variances
                                           (Millions of Dollars)

                              1999 over/(under) 1998   1998 over/(under) 1997
                              ---------------------    ----------------------
                                Amount     Percent       Amount     Percent
                                ------     -------       ------     -------

Operating Revenues              $ 66          3%          $(79)       (3)%

Operating Expenses:
Fuel, purchased and
  net interchange power         (143)       (13)           (60)       (5)
Other operation and
  maintenance                    (94)       (12)          (136)      (15)
Depreciation                     (23)       (10)           (22)       (9)
Amortization of regulatory
  assets, net                    327         (a)            59        96
Federal and state income taxes   164          -            (12)      (18)
Taxes other than income taxes      5          3             (2)       (1)
Gain on sale of utility plant   (286)         -              -         -

Operating income                 146         (a)            36        (a)

Equity in earnings of
  regional nuclear
  generating companies            (5)       (76)             1        10
Nuclear unrecoverable costs       90         63            (143)       -
Other, net                       (20)        (a)             (4)      (a)
Minority interest in
  loss of subsidiary               -          -               -        -
Interest charges, net              -          -               5        3

Net Income/(Loss)                182         93             (56)     (40)

(a) Percentage greater than 100.


Operating Revenues
Operating revenues increased by $66 million or 3 percent in 1999, due to higher wholesale revenues ($72 million). The wholesale revenue increase is primarily due to higher energy sales and related capacity and transmission revenues. Retail revenues decreased primarily due to a retail rate reduction ($55 million) and lower fuel clause revenues ($33 million), partially offset by the impact of Millstone 2 and 3 being returned to CL&P's rate base ($13 million) and higher retail sales ($62 million). Retail kilowatt-hour sales increased by
2.9 percent.

The removal of Millstone 2 and 3 from CL&P's rate base reduced revenues by $68 million in 1998. Wholesale revenues decreased by $33 million, primarily as a result of terminating the contract with the Connecticut Municipal Electric Energy Cooperative (CMEEC). These decreases were partially offset by higher retail sales volumes. Retail kilowatt-hour sales were 2.2 percent higher and contributed $36 million to nonfuel revenues in 1998 primarily as a result of economic growth.

Fuel, Purchased and Net Interchange Power
Fuel, purchased and net interchange power expense decreased in 1999, primarily due to lower replacement power costs due to the return to service of Millstone 2 and 3, partially offset by higher purchased-power costs as a result of a high sales demand.

The change in fuel, purchased and net interchange power expense in 1998, is primarily due to lower replacement power costs due to the return to service of Millstone 3 and lower costs at the Yankee nuclear units ($21 million). This change was partially offset by higher capacity charges ($51 million).

Other Operation and Maintenance
Other O&M expenses decreased in 1999, primarily due to lower costs at the Millstone units ($107 million), lower conservation and load management amortization ($14 million), and lower fossil O&M expenses ($7 million), partially offset by the recognition of environmental insurance proceeds in 1998 ($9 million), higher transmission expenses ($12 million), and higher storm costs ($12 million).

Other O&M expenses decreased in 1998, primarily due to lower costs at the Millstone units ($125 million), lower administrative and general expenses ($12 million), the recognition of environmental insurance proceeds ($9 million), lower distribution costs ($8 million), a decrease in sales and marketing expenses ($8 million), and lower costs from ISO-New England for interchange services ($7 million). These decreases were partially offset by higher recognition of nuclear refueling outage costs primarily as a result of the 1996 rate settlement ($34 million).

Depreciation
Depreciation decreased in 1999 and 1998, primarily due to the retirement of Millstone 1.

Amortization of Regulatory Assets, Net
Amortization of regulatory assets, net increased in 1999, primarily due to the increased amortization associated with the gain on the sale of fossil generation assets ($286 million), the amortization of CL&P's Millstone 1 remaining investment ($51 million) and the reclassification of the depreciation on the nuclear plants transferred to regulatory assets ($19 million). These increases were partially offset by the completion of the amortization of the cogeneration deferral in the first quarter of 1999 ($23 million).

Amortization of regulatory assets, net increased in 1998, primarily due to accelerated amortizations in accordance with regulatory decisions ($52 million) and the beginning of the amortization of the Millstone 1 investment ($20 million).

Federal and State Income Taxes
Federal and state income taxes increased in 1999, primarily due to higher book taxable income.

Federal and state income taxes decreased in 1998, primarily due to lower book taxable income and the increase in income tax credits primarily due to the Millstone 1 write-off of unrecoverable costs as a result of the February 1999 rate decision.

Gain on Sale of Utility Plant
CL&P recorded a gain on the sale of its fossil generation assets in 1999. A corresponding amount of amortization expense was recorded.

Equity Earnings of Regional Nuclear Generating Companies
Equity earnings of regional nuclear generating companies decreased in 1999, primarily due to lower earnings from the Connecticut Yankee Atomic Power Company.

The change in equity earnings of regional nuclear generating companies in 1998 was not significant.

Nuclear Unrecoverable Costs
Nuclear unrecoverable costs in 1999 are comprised of one-time charges related to the write-off of capital projects as a result of the Connecticut standard offer decision ($11 million), the settlement of Millstone 3 joint owner litigation, net of insurance proceeds ($22 million) and the write-off of CMEEC nuclear costs ($20 million). In comparison, 1998 is comprised of the write-off of the Millstone 1 entitlement formerly held by CMEEC ($27.8 million) and the write-off of unrecoverable costs as a result of the February 1999 rate decision ($115.3 million).

Other, Net
Other, net, decreased in 1999, primarily due to the loss on the CL&P assignment of market-based contracts to Select Energy, Inc.

The change in other, net in 1998 was not significant.



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
   of The Connecticut Light and Power Company:

We have audited the accompanying consolidated balance sheets of The Connecticut Light and Power Company (a Connecticut corporation and a wholly owned subsidiary of Northeast Utilities) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, common stockholder's equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Connecticut Light and Power Company and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.



                                       /s/ ARTHUR ANDERSEN LLP
                                           ARTHUR ANDERSEN LLP



Hartford, Connecticut
January 25, 2000





THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

---------------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31,                        1999        1998        1997
---------------------------------------------------------------------------------------
                                                           (Thousands of Dollars)

Operating Revenues................................. $2,452,855  $2,386,864  $2,465,587
                                                    ----------- ----------- -----------
Operating Expenses:
  Operation -
     Fuel, purchased and net interchange power.....    927,989   1,070,677   1,131,063
     Other.........................................    480,138     520,518     572,900
  Maintenance......................................    217,961     271,317     355,772
  Depreciation.....................................    193,776     216,509     238,667
  Amortization of regulatory assets, net...........    447,776     120,884      61,648
  Federal and state income taxes...................    122,059     (11,642)    (59,436)
  Taxes other than income taxes....................    174,884     170,347     172,592
  Gain on sale of utility plant....................   (286,477)       -           -
                                                    ----------- ----------- -----------
        Total operating expenses...................  2,278,106   2,358,610   2,473,206
                                                    ----------- ----------- -----------
Operating Income/(Loss)............................    174,749      28,254      (7,619)
                                                    ----------- ----------- -----------
  Other (Loss)/Income:
  Equity in earnings of regional nuclear
    generating companies...........................      1,506       6,241       5,672
  Nuclear unrecoverable costs......................    (53,031)   (143,239)       -
  Other, net.......................................    (25,962)     (6,075)     (1,856)
  Minority interest in loss of subsidiary..........     (9,300)     (9,300)     (9,300)
  Income taxes.....................................     36,921      67,127       7,573
                                                    ----------- ----------- -----------
        Other (loss)/income, net...................    (49,866)    (85,246)      2,089
                                                    ----------- ----------- -----------
        Income/(Loss) before interest charges......    124,883     (56,992)     (5,530)
                                                    ----------- ----------- -----------

Interest Charges:
  Interest on long-term debt.......................    127,533     133,192     132,127
  Other interest...................................     10,918       5,541       1,940
                                                    ----------- ----------- -----------
        Interest charges, net......................    138,451     138,733     134,067
                                                    ----------- ----------- -----------

Net Loss........................................... $  (13,568) $ (195,725) $ (139,597)
                                                    =========== =========== ===========

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Net Loss........................................... $  (13,568) $ (195,725) $ (139,597)
                                                    ----------- ----------- -----------
Other comprehensive income, net of tax:
Unrealized gains on securities.....................         38         638        -
Minimum pension liability adjustments..............       -           (260)       -
                                                    ----------- ----------- -----------
  Other comprehensive income, net of tax...........         38         378        -
                                                    ----------- ----------- -----------
Comprehensive Loss                                  $  (13,530) $ (195,347) $ (139,597)
                                                    =========== =========== ===========

The accompanying notes are an integral part of these financial statements.



THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

----------------------------------------------------------------------------------------
AT DECEMBER 31,                                                  1999           1998
----------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
ASSETS
------
Utility Plant, at original cost:
  Electric................................................  $  5,811,126   $  6,173,871

     Less: Accumulated provision for depreciation.........     4,234,771      2,758,012
                                                            -------------  -------------
                                                               1,576,355      3,415,859
  Construction work in progress...........................       115,529         83,477
  Nuclear fuel, net.......................................        80,766         87,867
                                                            -------------  -------------
      Total net utility plant.............................     1,772,650      3,587,203
                                                            -------------  -------------

Other Property and Investments:
  Nuclear decommissioning trusts, at market...............       516,796        452,755
  Investments in regional nuclear generating
   companies, at equity...................................        54,472         56,999
  Other, at cost..........................................        36,696         93,864
                                                            -------------  -------------
                                                                 607,964        603,618
                                                            -------------  -------------
Current Assets:
  Cash....................................................           364            434
  Investments in securitizable assets.....................       107,620        160,253
  Notes receivable from affiliated companies..............          -             6,600
  Receivables, less accumulated provision for
   uncollectible accounts of $300 in 1999 and 1998........        19,680         22,186
  Accounts receivable from affiliated companies...........         3,390          1,721
  Taxes receivable........................................          -            26,478
  Fuel, materials, and supplies, at average cost..........        37,603         71,982
  Prepayments and other...................................       148,628        121,514
                                                            -------------  -------------
                                                                 317,285        411,168
                                                            -------------  -------------

Deferred Charges:
  Regulatory assets.......................................     2,564,095      1,415,838
  Unamortized debt expense................................        16,323         19,603
  Other...................................................        19,967         12,768
                                                            -------------  -------------
                                                               2,600,385      1,448,209
                                                            -------------  -------------


      Total Assets........................................  $  5,298,284   $  6,050,198
                                                            =============  =============

The accompanying notes are an integral part of these financial statements.




THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

------------------------------------------------------------------------------------------
AT DECEMBER 31,                                                    1999           1998
------------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock, $10 par value - authorized
   24,500,000 shares; 12,222,930 shares outstanding
   in 1999 and 1998.........................................  $    122,229   $    122,229
  Capital surplus, paid in..................................       665,598        664,156
  Retained earnings.........................................       153,254        210,108
  Accumulated other comprehensive income....................           416            378
                                                              -------------  -------------
           Total common stockholder's equity................       941,497        996,871
  Preferred stock not subject to mandatory redemption.......       116,200        116,200
  Preferred stock subject to mandatory redemption...........        79,789         99,539
  Long-term debt............................................     1,241,051      1,793,952
                                                              -------------  -------------
           Total capitalization.............................     2,378,537      3,006,562
                                                              -------------  -------------
Minority Interest in Consolidated Subsidiary................       100,000        100,000
                                                              -------------  -------------
Obligations Under Capital Leases............................        50,969         68,444
                                                              -------------  -------------

Current Liabilities:
  Notes payable to banks....................................        90,000         10,000
  Notes payable to affiliated company.......................        11,700           -
  Long-term debt and preferred stock - current portion......       178,755        233,755
  Obligations under capital leases - current portion........        93,431         94,440
  Accounts payable..........................................       101,106        121,040
  Accounts payable to affiliated companies..................         3,215         32,758
  Accrued taxes.............................................       169,214         19,396
  Accrued interest..........................................        18,640         31,409
  Other.....................................................        26,347         34,872
                                                              -------------  -------------
                                                                   692,408        577,670
                                                              -------------  -------------

Deferred Credits and Other Long-term Liabilities:
  Accumulated deferred income taxes.........................       999,473      1,194,722
  Accumulated deferred investment tax credits...............       107,064        114,457
  Decommissioning obligation - Millstone 1..................       580,320        560,500
  Deferred contractual obligations..........................       238,142        277,826
  Other.....................................................       151,371        150,017
                                                              -------------  -------------
                                                                 2,076,370      2,297,522
                                                              -------------  -------------

           Total Capitalization and Liabilities.............  $  5,298,284   $  6,050,198
                                                              =============  =============

The accompanying notes are an integral part of these financial statements.



THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

------------------------------------------------------------------------------------------------------
                                                                             Accumulated
                                                     Capital    Retained        Other
                                           Common    Surplus,   Earnings    Comprehensive
                                           Stock     Paid In       (a)         Income         Total
------------------------------------------------------------------------------------------------------
                                                         (Thousands of Dollars)
Balance at January 1, 1997............   $122,229   $639,657   $ 580,779   $        -      $1,342,665

    Net loss for 1997.................                          (139,597)                    (139,597)
    Cash dividends on preferred
      stock...........................                           (15,221)                     (15,221)
    Cash dividends on common stock....                            (5,989)                      (5,989)
    Capital stock expenses, net.......                 1,676                                    1,676
                                         ---------  ---------  ----------  --------------  -----------
Balance at December 31, 1997..........    122,229    641,333     419,972            -       1,183,534

    Net loss for 1998.................                          (195,725)                    (195,725)
    Cash dividends on preferred stock.                           (14,139)                     (14,139)
    Capital stock expenses, net.......                 2,764                                    2,764
    Capital contribution from
      Northeast Utilities.............                20,000                                   20,000
    Gain on repurchase of preferred
      stock...........................                    59                                       59
    Other comprehensive income........                                               378          378
                                         ---------  ---------  ----------  --------------  -----------
Balance at December 31, 1998..........    122,229    664,156     210,108             378      996,871

    Net loss for 1999.................                           (13,568)                     (13,568)
    Cash dividends on preferred stock.                           (12,832)                     (12,832)
    Capital stock expenses, net.......                 1,442                                    1,442
    Allocation of benefits - ESOP.....                           (30,454)                     (30,454)
    Other comprehensive income........                                                38           38
                                         ---------  ---------  ----------  --------------  -----------
Balance at December 31, 1999..........   $122,229   $665,598   $ 153,254   $         416   $  941,497
                                         =========  =========  ==========  ==============  ===========


(a) The company has dividend restrictions imposed by its long-term debt agreements. At December 31, 1999, these restrictions totaled approximately $512 million.

The accompanying notes are an integral part of these financial statements.



THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

-----------------------------------------------------------------------------------------------
                                                               For the Years Ended December 31,
-----------------------------------------------------------------------------------------------
(Thousands of Dollars)                                             1999       1998       1997
-----------------------------------------------------------------------------------------------
Operating Activities:
  Net loss.................................................... $ (13,568) $(195,725) $(139,597)
  Adjustments to reconcile to net cash
   provided by operating activities:
    Depreciation..............................................   193,776    216,509    238,667
    Deferred income taxes and investment tax credits, net.....  (140,459)   (65,689)   (10,401)
    Amortization of regulatory assets, net ...................   447,776    120,884     61,648
    Amortization of demand-side-management costs, net ........    10,014     42,085     38,029
    Amortization/(deferral) of recoverable energy costs.......    12,702     30,745     (9,533)
    Deferred nuclear refueling outage, net of amortization ...       -          -      (45,333)
    Nuclear unrecoverable costs...............................    53,031    143,239        -
    Allocation of ESOP benefits...............................   (30,454)       -          -
    Gain on sale of utility plant.............................  (286,477)       -          -
    Net other (uses)/sources of cash..........................  (113,174)    34,016    (50,953)
  Changes in working capital:
    Receivables...............................................       837     29,914    254,223
    Fuel, materials and supplies..............................    34,379      9,896     (1,941)
    Accounts payable..........................................   (49,477)   (63,592)   (22,036)
    Accrued taxes.............................................   149,818    (13,621)     4,310
    Investments in securitizable assets.......................    52,633     45,372   (205,625)
    Other working capital (excludes cash).....................   (21,930)    30,097    (74,266)
                                                               ---------- ---------- ----------
Net cash flows provided by operating activities...............   299,427    364,130     37,192
                                                               ---------- ---------- ----------
Financing Activities:
  Issuance of long-term debt..................................       -          -      200,000
  Net increase/(decrease) in short-term debt..................    91,700    (86,300)    96,300
  Reacquisitions and retirements of long-term debt............  (620,010)   (45,006)  (204,116)
  Reacquisitions and retirements of preferred stock...........   (19,750)   (35,711)       -
  Cash dividends on preferred stock...........................   (12,832)   (14,139)   (15,221)
  Cash dividends on common stock..............................       -          -       (5,989)
                                                               ---------- ---------- ----------
Net cash flows (used in)/provided by financing activities.....  (560,892)  (181,156)    70,974
                                                               ---------- ---------- ----------
Investing Activities:
  Investment in plant:
    Electric utility plant....................................  (180,982)  (132,194)  (155,550)
    Nuclear fuel..............................................   (26,198)    (8,444)      (702)
                                                               ---------- ---------- ----------
    Net cash flows used for investments in plant..............  (207,180)  (140,638)  (156,252)

  Investment in NU system Money Pool..........................     6,600     (6,600)   109,050
  Investment in nuclear decommissioning trusts................   (54,582)   (54,106)   (45,314)
  Other investment activities, net............................      (355)    (1,655)   (15,595)
  Net proceeds from the sale of utility plant.................   516,912        -          -
  Capital contributions from Northeast Utilities..............       -       20,000        -
                                                               ---------- ---------- ----------
Net cash flows provided by/(used in) investing activities.....   261,395   (182,999)  (108,111)
                                                               ---------- ---------- ----------
Net (decrease)/increase in cash for the period................       (70)       (25)        55
Cash - beginning of period....................................       434        459        404
                                                               ---------- ---------- ----------
Cash - end of period.......................................... $     364  $     434  $     459
                                                               ========== ========== ==========
Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized........................ $ 142,398  $ 110,119  $ 145,962
                                                               ========== ========== ==========
  Income taxes................................................ $  19,754  $ (46,747) $ (22,338)
                                                               ========== ========== ==========
Increase in obligations:
  Niantic Bay Fuel Trust...................................... $   4,752  $  10,208  $   2,815
                                                               ========== ========== ==========

The accompanying notes are an integral part of these financial statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    A. About The Connecticut Light and Power Company
       The Connecticut Light and Power Company (CL&P or the company) along with the Public Service Company of New Hampshire (PSNH), Western Massachusetts Electric Company (WMECO), North Atlantic Energy Corporation (NAEC), and Holyoke Water Power Company (HWP) are the operating companies comprising the Northeast Utilities system (NU system) and are wholly owned by Northeast Utilities (NU). The NU system serves in excess of 30 percent of New England's electric needs and is one of the 20 largest electric utility systems in the country as measured by revenues. The NU system furnishes franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through CL&P, PSNH and WMECO. NAEC sells all of its entitlement to the capacity and output of the Seabrook Station (Seabrook) nuclear unit to PSNH under the terms of two life-of-unit, full cost recovery contracts. HWP, also is engaged in the production and distribution of electric power.

       NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act) and the NU system, including CL&P, is subject to provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. CL&P is subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

       Several wholly owned subsidiaries of NU provide support services for the NU system companies, including CL&P, and, in some cases, for other New England utilities. Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing, and other services to the NU system companies, including CL&P. Northeast Nuclear Energy Company acts as agent for the NU system companies and other New England utilities in operating the Millstone nuclear units. North Atlantic Energy Service Corporation has operational responsibility for Seabrook. In addition, CL&P has established a special purpose subsidiary whose business consists of the purchase and resale of receivables.

       On October 13, 1999, NU and Consolidated Edison, Inc. (Con Edison) announced that they have agreed to a merger to combine the two companies. For further information, see Note 17, "Merger Agreement with Con Edison."

    B. Presentation
       The consolidated financial statements of CL&P include the accounts of all subsidiaries. Intercompany transactions have been eliminated in consolidation.

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

    C. New Accounting Standards
       The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. This statement will require derivative instruments utilized by CL&P to be recognized as assets or liabilities at fair value.

       In June 1999, the FASB delayed the adoption date of SFAS No. 133 to January 1, 2001.

       Based on the derivative instruments utilized by CL&P, there may be an impact on earnings upon adoption of SFAS No. 133 which management has not estimated at this time.

    D. Investments and Jointly Owned Electric Utility Plant
       Regional Nuclear Generating Companies: CL&P owns common stock in four regional nuclear companies (Yankee Companies). CL&P's ownership interests in the Yankee Companies at December 31, 1999 and 1998, which are accounted for on the equity basis due to CL&P's ability to exercise significant influence over their operating and financial policies are
       34.5 percent of the Connecticut Yankee Atomic Power Company (CYAPC),
       24.5 percent of the Yankee Atomic Electric Company (YAEC), 12 percent of the Maine Yankee Atomic Power Company (MYAPC), and 9.5 percent of the Vermont Yankee Nuclear Power Corporation (VYNPC). CL&P's total equity investment in the Yankee Companies at December 31, 1999 and 1998, is $54.5 million and $57.0 million, respectively. Each Yankee Company owns a single nuclear generating unit. However, VYNPC is the only unit still in operation at December 31, 1999.

       Millstone: CL&P has an 81 percent joint ownership interest in both Millstone 1, a 660 megawatt (MW) nuclear unit and Millstone 2, an 870 MW nuclear generating unit. CL&P has a 52.93 percent joint ownership interest in Millstone 3, a 1,154 MW nuclear generating unit. NU expects to auction all three units as a single package in 2000, with a closing in 2001. Appropriate regulatory approvals will be required to complete the auction.

       Seabrook: CL&P has a 4.06 percent joint ownership interest in Seabrook, a 1,148 MW nuclear generating unit. CL&P expects to auction its investment in Seabrook, jointly with NAEC, upon the resolution of the restructuring issues in the state of New Hampshire.

       Plant-in-service and the accumulated provision for depreciation for CL&P's share of Millstone 2 and 3 and Seabrook are as follows:

       ------------------------------------------------------------------------
       At December 31,                                 1999         1998
       ------------------------------------------------------------------------
                                                     (Millions of Dollars)
       Plant-in-service
       Millstone 2...............................    $  771.7    $  759.3
       Millstone 3...............................     1,915.1     1,909.4
       Seabrook..................................       173.9       174.3
       Accumulated provision for depreciation
       Millstone 2...............................    $  743.3    $  309.2
       Millstone 3...............................     1,822.8       609.3
       Seabrook..................................       165.7        39.3
       ------------------------------------------------------------------------

    E. Depreciation
       The provision for depreciation is calculated using the straight-line method based on estimated remaining useful lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency, where applicable. Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of the plant, including costs of removal less salvage, is charged to the accumulated provision for depreciation. The costs of closure and removal of nonnuclear facilities are accrued over the life of the plant as a component of depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.3 percent in 1999, 3.2 percent in 1998 and 3.8 percent in 1997.

       At December 31, 1999 and 1998, the accumulated provision for depreciation included $47.9 million accrued for the cost of removal, net of salvage, for nonnuclear generation property.

       As a result of discontinuing the application of SFAS No. 71 "Accounting for the Effects of Certain Types of Regulation," for CL&P's generation business, including CL&P's ownership interest in Seabrook, the company recorded a charge to accumulated depreciation for the nuclear plant in excess of fair market value in the amount of $1.7 billion, and a corresponding regulatory asset was created.

    F. Revenues
       Revenues are based on authorized rates applied to each customer's use of electricity. In general, rates can be changed only through a formal proceeding before the appropriate regulatory commission. Regulatory commissions also have authority over the terms and conditions of nontraditional rate-making arrangements. At the end of each accounting period, CL&P accrues a revenue estimate for the amount of energy delivered but unbilled.

    G. Regulatory Accounting and Assets
       The accounting policies of CL&P and the accompanying consolidated financial statements conform to generally accepted accounting principles applicable to rate-regulated enterprises and historically reflect the effects of the rate-making process in accordance with SFAS No. 71.
       As a result of final restructuring orders issued in 1999, CL&P discontinued the application of SFAS No. 71 for the generation portion of its business.

       Based on a current evaluation of the various factors and conditions that are expected to impact future cost recovery, management continues to believe it is probable that CL&P will recover its investments in long-lived assets, including regulatory assets. In addition, all material regulatory assets are earning a return. The components of CL&P's regulatory assets are as follows:

       ------------------------------------------------------------------------
       At December 31,                                 1999         1998
       ------------------------------------------------------------------------
                                                     (Millions of Dollars)

       Recoverable nuclear costs................     $1,781.9    $  442.7
       Income taxes, net........................        399.5       538.5
       Unrecovered contractual obligations......        228.9       267.0
       Recoverable energy costs, net............         89.4       102.1
       Other....................................         64.4        65.5
                                                     --------    --------
                                                     $2,564.1    $1,415.8
                                                     ========    ========
       ------------------------------------------------------------------------

       The restructuring orders in Connecticut provide for the transmission and distribution business to continue to be cost-of-service based and also provide for a transition charge which recovers stranded costs, including the nuclear regulatory assets established below.

       As a result of discontinuing the application of SFAS No. 71 for CL&P's generation business, the company reclassified nuclear plant in excess of its estimated fair market value from plant to regulatory assets.
       As of December 31, 1999, the unamortized balance of $1.38 billion is classified as recoverable nuclear costs. Also included in that regulatory asset component for 1999 is $401.9 million, which includes Millstone 1 recoverable nuclear costs relating to the recoverable portion of the undepreciated plant and related assets ($101.9 million) and the decommissioning and closure obligation ($300 million).

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

       The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, that give rise to the accumulated deferred tax obligation is as follows:

       ------------------------------------------------------------------------
       At December 31,                                 1999         1998
       ------------------------------------------------------------------------
                                                     (Millions of Dollars)
       Accelerated depreciation and
         other plant-related differences.........     $845.6      $1,002.7

       Net operating loss carryforwards..........         -           (7.8)

       Regulatory assets - income tax gross up...      153.7         279.8

       Other                                             0.2         (80.0)
                                                      ------      --------
                                                      $999.5      $1,194.7
                                                      ======      ========
       ------------------------------------------------------------------------

    I. Recoverable Energy Costs
       Under the Energy Policy Act of 1992 (Energy Act), CL&P is assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (DOE) (D&D Assessment). The Energy Act requires that regulators treat D&D Assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates like any other fuel cost. CL&P is currently recovering these costs through rates. As of December 31, 1999 and 1998, CL&P's total D&D Assessment deferrals were $26.9 million and $44.9 million, respectively.

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

    J. Unrecovered Contractual Obligations
       Under the terms of contracts with the Yankee Companies, the shareholder-sponsored companies, including CL&P, are responsible for their proportionate share of the remaining costs of the units, including decommissioning. As management expects that CL&P will be allowed to recover these costs from its customers, CL&P has recorded a regulatory asset, with a corresponding obligation, on its balance sheet.

2.  NUCLEAR DECOMMISSIONING AND PLANT CLOSURE COSTS
    Millstone and Seabrook: CL&P's operating nuclear power plants, Millstone 2 and 3 and Seabrook, have service lives that are expected to end during the years 2015 through 2026 and upon retirement, must be decommissioned. Millstone 1's expected service life was to end in 2010, however, in July 1998, restart activities were discontinued and preparations for decommissioning the unit began. Current decommissioning studies conclude that complete and immediate dismantlement as soon as practical after retirement continues to be the most viable and economic method of decommissioning a unit. These studies are reviewed and updated periodically to reflect changes in decommissioning requirements, costs, technology, and inflation. Changes in requirements or technology, the timing of funding or dismantling or adoption of a decommissioning method other than immediate dismantlement would change decommissioning cost estimates and the amounts required to be recovered. CL&P attempts to recover sufficient amounts through its allowed rates to cover its expected decommissioning costs.

    CL&P's ownership share of the estimated cost of decommissioning Millstone 2 and 3 and Seabrook, in year end 1999 dollars, is $334.9 million, $327.9 million and $22.9 million, respectively. Nuclear decommissioning costs are accrued over the expected service lives of the units and are included in depreciation expense. Nuclear decommissioning expenses for these units amounted to $19.6 million in 1999, $19.1 million in 1998 and $20 million in 1997. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation.

    A Post-Shutdown Decommissioning Activities Report for Millstone 1 was filed with the Nuclear Regulatory Commission in June 1999 which outlines decommissioning activities, and costs, and supports the obligation recorded by the company. Nuclear decommissioning expenses for Millstone 1 were $22.8 million in 1999, $17.3 million in 1998 and $17.7 million in 1997.

    External decommissioning trusts have been established for the costs of decommissioning the Millstone units. Payments for CL&P's ownership share of the cost of decommissioning Seabrook is paid to an independent decommissioning financing fund managed by the state of New Hampshire. Funding of the estimated decommissioning costs assumes levelized collections for the Millstone units and escalated collections for Seabrook and after-tax earnings on the Millstone and Seabrook decommissioning funds of 5.5 percent and 6.5 percent, respectively.

    As of December 31, 1999 and 1998, CL&P collected a total of $185.1 million and $165.6 million, respectively, through rates toward the future decommissioning costs of their shares of Millstone 2 and 3 and Seabrook, of which $164.2 million in 1999 and $145.8 million in 1998 have been transferred to external decommissioning trusts. Earnings on the decommissioning trusts increase the decommissioning trust balances and the accumulated reserves for depreciation. Unrealized gains and losses associated with the decommissioning trusts and financing funds also impact the balance of the trusts and the accumulated reserve for depreciation. The fair values of the amounts in the external decommissioning trusts were $282.2 million and $242.2 million at December 31, 1999 and 1998, respectively.

    Yankee Companies: VYNPC owns and operates a nuclear generating unit with a service life that is expected to end in 2012. CL&P's ownership share of estimated costs, in year end 1999 dollars, of decommissioning this unit is $40.7 million. On October 15, 1999, VYNPC agreed to sell the unit for $22 million to an unaffiliated company. Among other commitments, the acquiring company agreed to assume the decommissioning cost of the unit after it is taken out of service, and the VYNPC owners have agreed to fund the uncollected decommissioning cost to a negotiated amount at the time of the closing of the sale.

    As of December 31, 1999 and 1998, CL&P's remaining estimated obligation, including decommissioning for the units owned by CYAPC, YAEC and MYAPC, which have been shut down was $238.1 million and $277.8 million, respectively.

3.  SHORT-TERM DEBT
    Limits: The amount of short-term borrowings that may be incurred by CL&P is subject to periodic approval by either the SEC under the 1935 Act or by the respective state regulators. SEC authorization allowed CL&P, as of January 1, 1999, to incur total short-term borrowings up to a maximum of $375 million. In addition, the charter of CL&P contains preferred stock provisions restricting the amount of unsecured debt the company may incur. As of December 31, 1999, CL&P's charter permits CL&P to incur $322 million of unsecured debt.

    Credit Agreement: On November 19, 1999, CL&P and WMECO entered into a new 364-day revolving credit facility for $500 million, replacing the previous $313.75 million facility which was to expire on November 21, 1999. The revolving credit facility, will be used to bridge gaps in working capital and provide short-term liquidity. CL&P may draw up to $300 million under the facility, which is secured by second mortgages on Millstone 2 and 3. Unless extended, the new credit facility will expire on November 17, 2000. At December 31, 1999 and 1998, there were $90 million and $10 million, respectively, in borrowings under these facilities.

    Under the credit agreement discussed above, CL&P may borrow at fixed or variable rates plus an applicable margin based upon the company's most senior secured debt as rated by the lower of Standard & Poor's or Moody's Investors Service. The weighted average interest rate on CL&P's notes payable to banks outstanding on December 31, 1999 and 1998, was 7.69 percent and 6.53 percent, respectively.

    This credit agreement provides that CL&P must comply with certain financial and nonfinancial covenants as are customarily included in such agreements, including, but not limited to, common equity ratios and interest coverage ratios.

    Money Pool: Certain subsidiaries of NU, including CL&P, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the NU system and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate. Borrowings based on loans from NU parent, however, bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 1999 and 1998, CL&P had $11.7 million and no borrowings, respectively, from the Pool. The interest rate on borrowings from the Pool at December 31, 1999 and 1998, was 4.9 percent and 5.8 percent, respectively. Maturities of short-term debt obligations were for periods of three months or less.

4.  LEASES
    CL&P finances its respective shares of nuclear fuel for Millstone 2 and 3 under the Niantic Bay Fuel Trust (NBFT) capital lease agreement. This capital lease agreement has an expiration date of June 1, 2040. At December 31, 1999 and 1998, the present value of CL&P's capital lease obligation to the NBFT was $127.2 million and $144.8 million, respectively. In connection with the planned nuclear divestiture, CL&P anticipates that its portion of the NBFT capital lease will be terminated and CL&P's portion of the NBFT's obligation under the $180 million Series G Intermediate
    Term Note agreement will be assigned to CL&P.

    CL&P makes quarterly lease payments for the cost of nuclear fuel consumed in the reactors based on a units-of-production method at rates which reflect estimated kilowatt-hours of energy provided plus financing costs associated with the fuel in the reactors. Upon permanent discharge from the reactors, CL&P's interest in the nuclear fuel transfers to CL&P.

    CL&P also has entered into lease agreements, some of which are capital leases, for the use of data processing and office equipment, vehicles, nuclear control room simulators, and office space. The provisions of these lease agreements generally provide for renewal options.

    Capital lease rental payments charged to operating expense were $10 million in 1999, $20.5 million in 1998 and $10.5 million in 1997. Interest included in capital lease rental payments was $9.4 million in 1999, $14.1 million in 1998 and $9.9 million in 1997. Operating lease rental payments charged to expense were $14.3 million in 1999, $17.9 million in 1998 and $19.7 million in 1997.

    Future minimum rental payments, excluding annual nuclear fuel lease payments and executory costs such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable leases, as of December 31, 1999, are:

    ---------------------------------------------------------------------------
    Year                                Capital Leases       Operating Leases
    ---------------------------------------------------------------------------
                                               (Millions of Dollars)
    2000...............................     $  2.4                $16.1
    2001...............................        2.4                 13.0
    2002...............................        2.4                 11.3
    2003...............................        2.4                  9.7
    2004...............................        2.3                  8.6
    After 2004.........................       29.4                 16.9
                                            ------                -----
    Future minimum lease payments......       41.3                $75.6
                                                                  =====
    Less amount representing interest..       24.1
                                            ------
    Present value of future minimum
      lease payments for other than
      nuclear fuel.....................       17.2

    Present value of future nuclear
      fuel lease payments..............      127.2
                                            ------
    Present value of future minimum
      lease payments...................     $144.4
                                            ======
    ---------------------------------------------------------------------------

5.  PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION
    Details of preferred stock not subject to mandatory redemption are:

    ---------------------------------------------------------------------------
                             December 31,      Shares
                                1999        Outstanding       December 31,
                             Redemption     December 31,   ------------------
    Description                 Price           1999       1999          1998
    ---------------------------------------------------------------------------
                                                          (Millions of Dollars)

    $1.90  Series of 1947      $52.50         163,912     $  8.2        $  8.2
    $2.00  Series of 1947       54.00         336,088       16.8          16.8
    $2.04  Series of 1949       52.00         100,000        5.0           5.0
    $2.20  Series of 1949       52.50         200,000       10.0          10.0
     3.90% Series of 1949       50.50         160,000        8.0           8.0
    $2.06  Series E of 1954     51.00         200,000       10.0          10.0
    $2.09  Series F of 1955     51.00         100,000        5.0           5.0
     4.50% Series of 1956       50.75         104,000        5.2           5.2
     4.96% Series of 1958       50.50         100,000        5.0           5.0
     4.50% Series of 1963       50.50         160,000        8.0           8.0
     5.28% Series of 1967       51.43         200,000       10.0          10.0
    $3.24  Series G of 1968     51.84         300,000       15.0          15.0
     6.56% Series of 1968       51.44         200,000       10.0          10.0
                                                          ------        ------
                                                          $116.2        $116.2
                                                          ======        ======
    ---------------------------------------------------------------------------

6.  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION
    Details of preferred stock subject to mandatory redemption are:

    ---------------------------------------------------------------------------
                             December 31,      Shares
                                1999        Outstanding       December 31,
                             Redemption     December 31,   ------------------
    Description                 Price           1999       1999          1998
    ---------------------------------------------------------------------------
                                                          (Millions of Dollars)

    7.23% Series of 1992       $51.93         981,434      $49.1        $ 52.8
    5.30% Series of 1993        50.67       1,009,340       50.5          66.5
                                                           -----        ------
                                                            99.6         119.3
    Less preferred stock to
      be redeemed within one year             395,000       19.8          19.8
                                                           -----        ------
                                                           $79.8        $ 99.5
                                                           =====        ======
    ---------------------------------------------------------------------------

    Each of these series is subject to certain refunding limitations for the first five years after issuance. Redemption prices reduce in future years.

    The following table details redemption and sinking fund activity for preferred stock subject to mandatory redemption:

    ---------------------------------------------------------------------------
                                   Minimum
                                    Annual
                                 Sinking Fund           Shares Reacquired
    Series                       Requirement             1999        1998
    ---------------------------------------------------------------------------
                             (Millions of Dollars)

    7.23% Series of 1992 (1)        $ 3.8               75,000     443,566
    5.30% Series of 1993 (2)         16.0              320,000     270,660

    (1) Sinking fund requirements commenced September 1, 1998.
    (2) Sinking fund requirements commenced October 1, 1999.

    The minimum sinking fund requirements of the series subject each year to mandatory redemption aggregate $19.8 million each year for 2000 through 2002, $6.2 million in 2003, and $3.8 million in 2004. In case of default on sinking fund payments, no payments may be made on any junior stock by way of dividends or otherwise (other than in shares of junior stock) so long as the default continues. If CL&P is in arrears in the payment of dividends on any outstanding shares of preferred stock, CL&P would be prohibited from redeeming or purchasing less than all of the outstanding preferred stock.

7.  LONG-TERM DEBT
    Details of long-term debt outstanding are:

    ---------------------------------------------------------------------------
    At December 31,                                 1999         1998
    ---------------------------------------------------------------------------
                                                   (Millions of Dollars)

    First Mortgage Bonds:
    7 1/4% Series VV  due 1999...................  $   -        $   74.0
    5 1/2% Series A   due 1999...................      -           140.0
    5 3/4% Series XX  due 2000...................   159.0          200.0
    7 7/8% Series A   due 2001...................   160.0          160.0
    7 3/4% Series C   due 2002...................   200.0          200.0
    6 1/8% Series B   due 2004...................      -           140.0
    7 3/8% Series TT  due 2019...................    20.0           20.0
    7 1/2% Series YY  due 2023...................      -           100.0
    8 1/2% Series C   due 2024...................   115.0          115.0
    7 7/8% Series D   due 2024...................   140.0          140.0
    7 3/8% Series ZZ  due 2025...................      -           125.0
                                                  -------       --------
                                                    794.0        1,414.0
    Pollution Control Notes:
      Variable rate, due 2016-2022...............    46.4           46.4
      Variable tax exempt, due 2028-2031.........   377.5          377.5
    Fees and interest due for spent nuclear
      fuel disposal costs........................   183.4          175.0
    Other........................................     0.2            0.1
    Less amounts due within one year.............   159.0          214.0
    Unamortized premium and discount, net........    (1.4)          (5.0)
                                                  --------      --------
    Long-term debt, net.......................... $1,241.1      $1,794.0
                                                  ========      ========
    ---------------------------------------------------------------------------

    Long-term debt maturities and cash sinking fund requirements, excluding fees and interest due for spent nuclear fuel disposal costs, on debt outstanding at December 31, 1999, for the years 2000 through 2004 are $159 million, $160 million, $200 million, and minimal requirements for 2003 and 2004, respectively.

    Essentially all utility plant of CL&P is subject to the liens of the company's first mortgage bond indenture.

    CL&P has secured $315.5 million of pollution control notes with second mortgage liens on Millstone 1, junior to the liens of its first mortgage bond indenture.

    CL&P has $62 million of tax-exempt Pollution Control Revenue Bonds with bond insurance secured by first mortgage bonds and a liquidity facility.

    The average effective interest rate on the variable-rate pollution control notes ranged from 2.2 percent to 3.9 percent for 1999 and from 3.6 percent to 3.7 percent for 1998.

8.  INCOME TAX EXPENSE
    The components of the federal and state income tax provisions were charged/ (credited) to operations as follows:

    ---------------------------------------------------------------------------
    For the Years Ended December 31,             1999       1998       1997
    ---------------------------------------------------------------------------
                                                   (Millions of Dollars)
    Current income taxes:
      Federal...............................    $197.7    $ (9.2)     $(53.3)
      State.................................      27.9      (3.9)       (3.3)
                                                ------    ------      ------
        Total current.......................     225.6     (13.1)      (56.6)
                                                ------    ------      ------
    Deferred income taxes, net:
      Federal...............................    (113.0)    (34.9)        8.4
      State.................................     (20.1)    (17.5)      (11.4)
                                                ------    ------      ------
      Total deferred......................      (133.1)    (52.4)       (3.0)
                                                ------    ------      ------

    Investment tax credits, net.............      (7.3)    (13.3)       (7.4)
                                                ------    ------      ------
    Total income tax expense/(credit).......    $ 85.2    $(78.8)     $(67.0)
                                                ======    ======      ======
    ---------------------------------------------------------------------------

    The components of total income tax expense/(credit) are classified as follows:

    ---------------------------------------------------------------------------
    For the Years Ended December 31,             1999       1998       1997
    ---------------------------------------------------------------------------
                                                   (Millions of Dollars)
    Income taxes charged to
      operating expenses...................    $122.1      $(11.7)   $(59.4)
    Other income taxes.....................     (36.9)      (67.1)     (7.6)
                                               ------      ------    ------
    Total income tax expense/(credit)......    $ 85.2      $(78.8)   $(67.0)
                                               ======      ======    ======
    ---------------------------------------------------------------------------

    Deferred income taxes are comprised of the tax effects of temporary differences as follows:

    ---------------------------------------------------------------------------
    For the Years Ended December 31,             1999       1998       1997
    ---------------------------------------------------------------------------
                                                   (Millions of Dollars)
    Depreciation, leased nuclear fuel,
      settlement credits and
      disposal costs.......................    $  (9.9)   $ (5.6)     $ 12.0
    Regulatory deferral....................        6.2     (36.7)      (12.4)
    State net operating loss carryforward..        7.8       1.1        (7.7)
    Regulatory disallowance................      (24.2)    (18.1)         -
    Sale of fossil generation assets.......     (126.1)       -           -
    Pension accruals.......................        9.8       8.9         6.5
    Contractual settlements................        0.6       1.3         1.8
    Other..................................        2.7      (3.3)       (3.2)
                                               -------    ------      ------
    Deferred income taxes, net.............    $(133.1)   $(52.4)     $ (3.0)
                                               =======    ======      ======
    ---------------------------------------------------------------------------

    A reconciliation between income tax expense/(credit) and the expected tax expense/(credit) at 35 percent of pretax income is as follows:

    ---------------------------------------------------------------------------
    For the Years Ended December 31,             1999       1998       1997
    ---------------------------------------------------------------------------
                                                   (Millions of Dollars)

    Expected federal income tax............     $25.0      $(96.1)   $(72.3)
    Tax effect of differences:
      Depreciation.........................      36.5        20.9      19.5
      Amortization of regulatory assets....      22.5        22.7       3.9
      Investment tax credit amortization...      (7.3)      (13.3)     (7.4)
      State income taxes, net of federal
        benefit............................       5.1       (13.9)     (9.6)
      Other, net...........................       3.4         0.9      (1.1)
                                                -----      ------    ------
    Total income tax expense/(credit)......     $85.2      $(78.8)   $(67.0)
                                                =====      ======    ======
    ---------------------------------------------------------------------------

9.  EMPLOYEE BENEFITS

    A. Pension Benefits and Postretirement Benefits Other Than Pensions
       The NU system companies, including CL&P, participate in a uniform noncontributory defined benefit retirement plan covering substantially all regular NU system employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment. CL&P's portion of the NU system's total pension credit, part of which was credited to utility plant, was $40.3 million in 1999, $32.6 million in 1998 and $22.5 million in 1997.

       Currently, CL&P annually funds an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and Internal Revenue Code (the Code).

       The NU system companies, including CL&P, also provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees retiring from CL&P who have met specified service requirements. For current employees and certain retirees, the total benefit is limited to two times the 1993 per retiree health care cost. These costs are charged to expense over the future estimated work life of the employee. CL&P annually funds postretirement costs through external trusts with amounts that have been rate-recovered and which also are tax deductible under the Code.

       Pension and trust assets are invested primarily in domestic and international equity securities and bonds.

       The following table represents information on the plans' benefit obligation, fair value of plan assets, and the respective plans' funded status:


-------------------------------------------------------------------------------
                                                At December 31,
-------------------------------------------------------------------------------
                                 Pension Benefits     Postretirement Benefits
(Millions of Dollars)            1999        1998        1999          1998
-------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation
  at beginning of year......... $ (562.7)  $(531.6)     $(133.8)      $(126.6)
Service cost...................    (11.0)     (9.8)        (2.3)         (2.0)
Interest cost..................    (40.0)    (37.5)        (9.3)         (9.2)
Plan amendment.................    (32.5)       -            -             -
Transfers......................      1.8      (6.3)          -             -
Actuarial gain/(loss)..........     58.8     (12.4)        (0.6)         (7.7)
Benefits paid..................     35.5      34.9         14.1          11.7
Settlements....................     (1.8)       -            -             -
-------------------------------------------------------------------------------
Benefit obligation
  at end of year............... $ (551.9)  $(562.7)     $(131.9)      $(133.8)
-------------------------------------------------------------------------------
Change in plan assets
Fair value of plan assets
  at beginning of year......... $  935.7   $ 846.4      $  53.8       $  46.1
Actual return on plan assets...    135.8     117.9          6.6           6.1
Employer contribution..........       -         -          13.4          13.3
Benefits paid..................    (35.5)    (34.9)       (14.1)        (11.7)
Transfers......................      1.8       6.3           -             -
-------------------------------------------------------------------------------
Fair value of plan assets
  at end of year............... $1,037.8   $ 935.7      $  59.7       $  53.8
-------------------------------------------------------------------------------
Funded status at December 31... $  485.9   $ 373.0      $ (72.2)      $ (80.0)
Unrecognized transition
  (asset)/obligation...........     (4.6)     (5.5)        95.5         102.8
Unrecognized prior
  service cost.................     33.1       3.2           -             -
Unrecognized net gain..........   (400.9)   (295.8)       (23.3)        (22.8)
-------------------------------------------------------------------------------
Prepaid benefit cost........... $  113.5   $  74.9      $    -        $    -
-------------------------------------------------------------------------------

       The following actuarial assumptions were used in calculating the plans' year end funded status:

-------------------------------------------------------------------------------
                                                At December 31,
-------------------------------------------------------------------------------
                                 Pension Benefits     Postretirement Benefits
                                 1999        1998        1999          1998
-------------------------------------------------------------------------------
Discount rate.................   7.75%       7.00%       7.75%         7.00%
Compensation/progression rate.   4.75        4.25        4.75          4.25
Health care cost
  trend rate(a)...............    N/A         N/A        5.57          5.22
-------------------------------------------------------------------------------

      (a) The annual per capita cost of covered health care benefits was assumed to decrease to 4.90 percent by 2001.

       The components of net periodic benefit (credit)/cost are:

-------------------------------------------------------------------------------
                                       For the Years Ended December 31,
-------------------------------------------------------------------------------
                                 Pension Benefits      Postretirement Benefits
(Millions of Dollars)         1999     1998    1997    1999    1998    1997
-------------------------------------------------------------------------------
Service cost............... $ 11.0   $  9.8  $  8.8   $ 2.3   $ 2.0   $ 1.7
Interest cost..............   40.0     37.5    37.9     9.3     9.2     9.2
Expected return
  on plan assets...........  (78.1)   (68.4)  (59.6)   (4.2)   (3.6)   (3.1)
Amortization of
  unrecognized net
  transition (asset)/
  obligation...............   (0.9)    (0.9)   (0.9)    7.3     7.4     7.3
Amortization of prior
  service cost.............    2.7      0.3     0.3      -       -       -
Amortization of
  actuarial gain...........  (15.0)   (10.9)   (8.1)     -       -       -
Other amortization, net....     -        -       -     (1.3)   (1.7)   (2.3)
Settlements................     -        -     (0.9)     -       -       -
-------------------------------------------------------------------------------
Net periodic benefit
  (credit)/cost............ $(40.3)  $(32.6) $(22.5)  $13.4   $13.3   $12.8
-------------------------------------------------------------------------------

       For calculating pension and postretirement benefit costs, the following assumptions were used:

-------------------------------------------------------------------------------
                                       For the Years Ended December 31,
-------------------------------------------------------------------------------
                                 Pension Benefits      Postretirement Benefits
                              1999     1998    1997    1999    1998    1997
-------------------------------------------------------------------------------
Discount rate..............   7.00%    7.25%   7.75%   7.00%   7.25%   7.75%
Expected long-term
  rate of return...........   9.50     9.50    9.25     N/A     N/A     N/A
Compensation/
  progression rate.........   4.25     4.25    4.75    4.25    4.25    4.75
Long-term rate of return -
  Health assets,
  net of tax...............    N/A      N/A     N/A    7.50    7.75    7.50
 Life assets...............    N/A      N/A     N/A    9.50    9.50    9.25
-------------------------------------------------------------------------------

       Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

-------------------------------------------------------------------------------
                                         One Percentage       One Percentage
(Millions of Dollars)                    Point Increase       Point Decrease
-------------------------------------------------------------------------------
Effect on total service and
 interest cost components............         $0.6                $(0.6)
Effect on postretirement
 benefit obligation..................         $7.3                $(7.2)
-------------------------------------------------------------------------------

       The trust holding the health plan assets is subject to federal income taxes.

    B. Employee Stock Ownership Plan
       In June 1999, CL&P paid NU parent $30.5 million for NU shares issued from 1992 through 1998 on behalf of its employees in accordance with NU's 401(k) plan. CL&P charged retained earnings for this payment, as compensation expense had already been recorded in the respective years at the fair market value of the shares allocated.

10. SALE OF CUSTOMER RECEIVABLES
    As of December 31, 1999 and 1998, CL&P had sold accounts receivable of $170 million and $105 million, respectively, to a third-party purchaser with limited recourse through the CL&P Receivables Corporation (CRC), a wholly owned subsidiary of CL&P. In addition, at December 31, 1999 and 1998, $22.5 million and $11.6 million, respectively, of assets was designated as collateral under the agreement with CRC.

    Concentrations of credit risk to the purchaser under the company's agreement with respect to the receivables are limited due to CL&P's diverse customer base within its service territory.

11. COMMITMENTS AND CONTINGENCIES

    A. Restructuring
       During 1999, restructuring orders were issued by the Connecticut Department of Public Utility Control (DPUC), which required CL&P to discontinue the application of SFAS No. 71 to the generation portion of its business and allowed for the recovery of the majority of its stranded costs. Stranded costs including regulatory assets will be collected through a transition charge through 2026. The restructuring orders also allowed for securitization of CL&P's nonnuclear regulatory assets and the costs to buyout or buydown the various purchased-power contracts. Securitization is the process of monetizing stranded costs through the sale of nonrecourse debt securities by a special purpose entity, collateralized by CL&P's interests in its stranded cost recoveries.

       On December 15, 1999, the DPUC issued a supplemental decision approving the components of CL&P's rates for standard offer service commencing on January 1, 2000. The DPUC also approved an interim nuclear capital recovery mechanism for the period from January 1, 2000, until the nuclear units are sold at auction. In approving the rates, the DPUC denied recovery of most of the capital additions made to Millstone 2 and 3 subsequent to June 30, 1997, which CL&P has or will expend to maintain those plants in a safe and efficient condition or to maintain their auction value. If implemented as approved, CL&P would not recover a significant portion of the capital additions which have been or are expected to be incurred subsequent to July 1, 1997, until the plants are sold in 2001. On December 29, 1999, CL&P filed with the DPUC a petition for reconsideration of this portion of the order. The DPUC has agreed to reopen the docket to consider CL&P's petition. Management believes the restructuring legislation provides for the recovery of these prudently incurred expenditures. If CL&P is unsuccessful in favorably resolving this contingency, an impairment loss of $50 million would be recorded.

       In September 1999, NU announced that the Millstone nuclear generation assets of CL&P will be put up for auction as soon as practical. On November 8, 1999, CL&P filed its divestiture plan for the Millstone units with the DPUC. The auction is expected to begin in early 2000, provided all regulatory approvals have been met, with a successful bidder chosen by mid 2000 and a closing in 2001. No NU system company will participate as a bidder in the auction process. Management expects to recover all of CL&P's nuclear stranded costs through the net proceeds of generation asset sales and billing through a transition charge to retail customers.

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

       Arbitration and litigation claims remain outstanding for the remaining joint owners who have not agreed to settle. Management cannot estimate the potential outcome of the arbitration and litigation for the nonsettled joint owners, therefore, no liability has been established at December 31, 1999.

    C. Environmental Matters
       The NU system, including CL&P, is subject to environmental laws and regulations intended to mitigate or remove the effect of past operations and improve or maintain the quality of our environment. As such, the NU system and CL&P have active environmental auditing and training programs and believe they are in compliance with the current laws and regulations.

       However, the normal course of operations may necessarily involve activities and substances that expose CL&P to potential liabilities of which management cannot determine the outcome. Additionally, management cannot determine the outcome for liabilities that may be imposed for past acts, even though such past acts may have been lawful at the time they occurred. Management does not believe, however, that this will have a material impact on CL&P's financial statements.

       Based upon currently available information for the estimated remediation costs at December 31, 1999 and 1998, the liability recorded by CL&P for its estimated environmental remediation costs amounted to $6.9 million and $8 million, respectively.

    D. Spent Nuclear Fuel Disposal Costs
       Under the Nuclear Waste Policy Act of 1982, CL&P must pay the DOE for the disposal of spent nuclear fuel and high-level radioactive waste.
       The DOE is responsible for the selection and development of repositories for, and the disposal of, spent nuclear fuel and high-level radioactive waste. Fees for nuclear fuel burned on or after April 7, 1983, are billed currently to customers and paid to the DOE on a quarterly basis. For nuclear fuel used to generate electricity prior to April 7, 1983 (Prior Period Fuel), an accrual has been recorded for the full liability and payment must be made prior to the first delivery of spent fuel to the DOE. Until such payment is made, the outstanding balance will continue to accrue interest at the 3-month treasury bill yield rate.
       As of December 31, 1999 and 1998, fees due to the DOE for the disposal of CL&P's Prior Period Fuel were $183.4 million and $175 million, respectively, including interest costs of $116.9 million and $108.5 million, respectively.

    E. Nuclear Insurance Contingencies
       Insurance policies covering CL&P's ownership share of the NU system's nuclear facilities have been purchased for the primary cost of repair, replacement or decontamination of utility property, certain extra costs incurred in obtaining replacement power during prolonged accidental outages and the excess cost of repair, replacement or decontamination or premature decommissioning of utility property.

       CL&P is subject to retroactive assessments if losses under those policies exceed the accumulated funds available to the insurer.
       The maximum potential assessments with respect to losses arising during the current policy year for the primary property insurance program, the replacement power policies and the excess property damage policies are $7.1 million, $4.1 million and $8.9 million, respectively. In addition, insurance has been purchased by the NU system in the aggregate of $200 million on an industry basis for coverage of worker claims.

       Under certain circumstances, in the event of a nuclear incident at one of the nuclear facilities covered by the federal government's third-party liability indemnification program, the NU system, including CL&P, could be assessed liabilities in proportion to its ownership interest in each of its nuclear units up to $83.9 million. The NU system's payment of this assessment would be limited to, in proportion to its ownership interest in each of its nuclear units, $10 million in any one year per nuclear unit. In addition, if the sum of all claims and costs from any one nuclear incident exceeds the maximum amount of financial protection, the NU system would be subject to an additional 5 percent or $4.2 million liability, in proportion to its ownership interests in each of its nuclear units. Based upon its ownership interests in the Millstone units and in Seabrook, CL&P's maximum liability, including any additional assessments, would be $192.9 million per incident, of which payments would be limited to $21.9 million per year. In addition, through purchased-power contracts with VYNPC, CL&P would be responsible for up to an additional assessment of $8.4 million per incident, of which payments would be limited to $1 million per year.

    F. Construction Program
       CL&P currently forecasts construction expenditures of $1.3 billion for the years 2000-2004, including $205.8 million for 2000. CL&P estimates that nuclear fuel requirements, including nuclear fuel financed through the NBFT, will be $137.5 million for the years 2000-2003, including $47.5 million for 2000.

    G. Long-Term Contractual Arrangements
       Yankee Companies: The NU system companies relied on VYNPC for 1.5 percent of their capacity under long-term contracts. Under the terms of its agreement, CL&P paid its ownership (or entitlement) shares of costs, which included depreciation, operation and maintenance (O&M) expenses, taxes, the estimated cost of decommissioning, and a return on invested capital. These costs were recorded as purchased-power expenses and recovered through CL&P's rates. CL&P's cost of purchases under contracts with VYNPC amounted to $17 million in 1999, $15.9 million in 1998 and $14.1 million in 1997. VYNPC has agreed to sell its nuclear unit. Upon completion of the sale, this long-term contract will be terminated.

       Nonutility Generators (NUGs): CL&P has entered into various arrangements for the purchase of capacity and energy from NUGs. For the years ended December 31, 1999 and 1998, 13 percent and for the year ended December 31, 1997, 14 percent, of NU's system electricity requirements were met by NUGs. CL&P's total cost of purchases under these arrangements amounted to $293.8 million in 1999, $290.7 million in 1998 and $283.2 million in 1997. The company is in the process of renegotiating the terms of these contracts through either a contract buydown or buyout. The company expects any payments to the NUGs as a result of these renegotiations to be recovered from the company's customers.

       Hydro-Quebec: Along with other New England utilities, CL&P has entered into an agreement to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. CL&P is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M expenses and capital costs of those facilities.

       Estimated Annual Costs: The estimated annual costs of CL&P's significant long-term contractual arrangements, absent the effects of any contract terminations or buydowns, are as follows:

       ------------------------------------------------------------------------
                                 2000     2001      2002      2003      2004
       ------------------------------------------------------------------------
                                           (Millions of Dollars)

       VYNPC.................  $ 15.9    $ 16.5    $ 16.6    $ 16.2    $ 15.9
       NUGs..................   291.0     292.5     296.2     301.7     283.3
       Hydro-Quebec..........    17.8      17.3      16.8      16.3      15.8
       ------------------------------------------------------------------------

    H. New England Power Pool (NEPOOL) Generation Pricing
       Disputes with respect to interpretation and implementation of the NEPOOL market rules have arisen with respect to various competitive product markets. In certain cases, CL&P stands to gain as a result of resolution of such disputes. In other cases, CL&P could incur additional costs as the result of resolution of the disputes. The various disputes are in various stages of resolution through alternative dispute resolution and regulatory review. It is too early to tell the level of potential gain or loss that may result upon resolution of these issues.

12. MARKET RISK AND RISK MANAGEMENT INSTRUMENTS
    Energy Price Risk Management: Beginning in 1997 through 1999, CL&P used swap instruments with financial institutions to hedge the energy price risk created by long-term negotiated energy contracts. These agreements were intended to minimize exposure associated with rising fuel prices by managing a portion of CL&P's cost of producing power for these negotiated energy contracts.

    In 1999, CL&P divested substantially all of its fossil and hydroelectric generation assets and agreed to transfer the rights and obligations related to the long-term negotiated energy contracts to an unregulated affiliate. Accordingly, the fuel swap positions were marked-to-market and CL&P recognized a loss of $5.2 million. In January 2000, the fuel swap positions were liquidated.

13. MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY
    CL&P Capital LP (CL&P LP), a subsidiary of CL&P, previously had issued $100 million of cumulative 9.3 percent Monthly Income Preferred Securities
    (MIPS), Series A. CL&P has the sole ownership interest in CL&P LP, as a general partner, and is the guarantor of the MIPS securities. Subsequent to the MIPS issuance, CL&P LP loaned the proceeds of the MIPS issuance, along with CL&P's $3.1 million capital contribution, back to CL&P in the form of an unsecured debenture. CL&P consolidates CL&P LP for financial reporting purposes. Upon consolidation, the unsecured debenture is eliminated, and the MIPS securities are accounted for as a minority interest.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS
    The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

    Supplemental Executive Retirement Plan (SERP) Investments: CL&P's portion of the investments held for the benefit of the SERP are recorded at fair market value. These investments having a cost basis of $0.2 million held for benefit of the SERP were recorded at their fair market values at December 31, 1999 and 1998, of $1.3 million.

    Nuclear decommissioning trusts: CL&P's portion of the investments held in the NU system companies' nuclear decommissioning trusts were marked-to-market by $88.2 million as of December 31, 1999, and $78.7 million as of December 31, 1998, with corresponding offsets to the accumulated provision for depreciation. The amounts adjusted in 1999 and 1998 represent cumulative net unrealized gains. The cumulative gross unrealized holding losses were immaterial for both 1999 and 1998.

    Preferred stock and long-term debt: The fair value of CL&P's fixed-rate securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value. The carrying amounts of CL&P's financial instruments and the estimated fair values are as follows:

    --------------------------------------------------------------------------
                                                 At December 31, 1999
    --------------------------------------------------------------------------
                                                Carrying          Fair
    (Millions of Dollars)                       Amount            Value
    --------------------------------------------------------------------------
    Preferred stock not subject
       to mandatory redemption.................  $116.2          $144.9

     Preferred stock subject to
       mandatory redemption....................    99.6            96.8

     Long-term debt -
       First mortgage bonds....................   794.0           805.4

       Other long-term debt....................   607.3           564.5

     MIPS......................................   100.0            97.3
     -------------------------------------------------------------------------

    --------------------------------------------------------------------------
                                                 At December 31, 1998
    --------------------------------------------------------------------------
                                                Carrying          Fair
    (Millions of Dollars)                       Amount            Value
    --------------------------------------------------------------------------
    Preferred stock not subject
      to mandatory redemption................. $  116.2          $ 77.2

    Preferred stock subject to
      mandatory redemption....................    119.3           108.1

    Long-term debt -
      First mortgage bonds....................  1,414.0         1,421.9

      Other long-term debt....................    598.9           601.2

    MIPS......................................    100.0           102.0
    -------------------------------------------------------------------------

15. OTHER COMPREHENSIVE INCOME
    The accumulated balance for each other comprehensive income item is as follows:


    ---------------------------------------------------------------------------
                                                      Current
                                       December 31,   Period     December 31,
                                          1998        Change         1999
    ---------------------------------------------------------------------------
    (Thousands of Dollars)
    ---------------------------------------------------------------------------
    Unrealized gains on securities....    $ 638         $38          $ 676
    Minimum pension liability
     adjustments......................     (260)          -           (260)
    ---------------------------------------------------------------------------
    Accumulated other
      comprehensive income............    $ 378         $38          $ 416
    ---------------------------------------------------------------------------

    ---------------------------------------------------------------------------
                                                      Current
                                       December 31,   Period     December 31,
                                          1997        Change         1998
    ---------------------------------------------------------------------------
    (Thousands of Dollars)
    ---------------------------------------------------------------------------
    Unrealized gains on securities....    $ -          $ 638         $ 638
    Minimum pension liability
     adjustments......................      -           (260)         (260)
    ---------------------------------------------------------------------------
    Accumulated other
      comprehensive income............    $ -          $ 378         $ 378
    ---------------------------------------------------------------------------

    The changes in the components of other comprehensive income are reported net of the following income tax effects:

    ---------------------------------------------------------------------------
    (Thousands of Dollars)                    1999         1998         1997
    ---------------------------------------------------------------------------
    Unrealized gains on securities.......    $(26)        $(446)        $ -
    Minimum pension liability
      adjustments........................      -            182           -
    ---------------------------------------------------------------------------
    Other comprehensive income...........    $(26)        $(264)        $ -
    ---------------------------------------------------------------------------

16. SEGMENT INFORMATION
    Effective January 1, 1999, the NU system companies, including CL&P, adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The NU system is organized between regulated utilities and unregulated energy services. CL&P is included in the regulated utilities segment of the NU system and has no other reportable segments.

17. MERGER AGREEMENT WITH CON EDISON
    On October 13, 1999, NU and Con Edison announced that they have agreed to a merger to combine the two companies. The shareholders of NU will receive $25 per share in a combination of cash and Con Edison common stock.

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

    Upon completion of the merger, NU will become a wholly owned subsidiary of Con Edison. The purchase is subject to the approval of the shareholders of both companies and several regulatory agencies. The companies anticipate that these regulatory procedures can be completed by July 2000.


The Connecticut Light and Power Company and Subsidiaries
-----------------------------------------------------------------------------------------------------------
SELECTED CONSOLIDATED FINANCIAL DATA          1999         1998        1997         1996          1995
-----------------------------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
Operating Revenues.....................  $2,452,855   $2,386,864   $2,465,587    $2,397,460    $2,387,069
Operating Income/(Loss)................     174,749       28,254       (7,619)       59,142       324,026
Net (Loss)/Income......................     (13,568)    (195,725)    (139,597)      (50,868)      205,216
Cash Dividends on Common Stock.........        -            -           5,989       138,608       164,154
Total Assets...........................   5,298,284    6,050,198    6,081,223     6,244,036     6,045,631
Long-Term Debt(a)......................   1,400,056    2,007,957    2,043,327     2,038,521     1,822,018

Preferred Stock Not Subject to
  Mandatory Redemption.................     116,200      116,200      116,200       116,200       116,200

Preferred Stock Subject to
  Mandatory Redemption (a).............      99,539      119,289      155,000       155,000       155,000

Obligations Under Capital Leases (a)...     144,400      162,884      158,118       155,708       172,264

-----------------------------------------------------------------------------------------------------------
CONSOLIDATED QUARTERLY FINANCIAL DATA (Unaudited)
-----------------------------------------------------------------------------------------------------------
                                                                 Quarter Ended
-----------------------------------------------------------------------------------------------------------
1999                                        March 31     June 30             September 30     December 31
-----------------------------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)

Operating Revenues.....................     $606,997     $565,069              $667,349        $613,440
                                            ========     ========              ========        ========
Operating Income.......................     $ 20,412     $ 24,370              $ 51,969        $ 77,998
                                            ========     ========              ========        ========
Net (Loss)/Income......................     $(13,705)    $(6,814)              $  9,873        $( 2,922)
                                            ========     ========              ========        ========
-----------------------------------------------------------------------------------------------------------
1998
-----------------------------------------------------------------------------------------------------------

Operating Revenues.....................     $608,961     $561,224              $628,148       $ 588,531
                                            ========     ========              ========       =========
Operating Income/(Loss)................     $  6,261     $ 11,066              $ 29,945       $ (19,018)
                                            ========     ========              ========       =========
Net Loss...............................     $(30,979)    $(26,361)             $(20,405)      $(117,980)
                                            ========     ========              ========       =========
(a) Includes portion due within one year.


The Connecticut Light and Power Company and Subsidiaries

-------------------------------------------------------------------------------
CONSOLIDATED STATISTICS (Unaudited)
-------------------------------------------------------------------------------
                                        Average
         Gross Electric                 Annual
         Utility Plant                  Use Per
         December 31,       kWh       Residential    Electric
        (Thousands of      Sales       Customer      Customers     Employees
           Dollars)      (Millions)     (kWh)       (Average)     December 31,
-------------------------------------------------------------------------------
1999     $6,007,421        29,317        8,969      1,120,846        2,377
1998      6,345,215        27,356        8,476      1,111,370        2,379
1997      6,639,786        25,766        8,526      1,103,309        2,163
1996      6,512,659        26,043        8,639      1,099,340        2,194
1995      6,389,190        26,366        8,506 (a)  1,094,527        2,285

(a) Effective January 1, 1996, the amounts shown reflect billed and unbilled sales. The 1995 amounts have been restated to reflect this change.