Form 10-K, Exhibit 13
period 1999-12-31
NORTHEAST UTILITIES SYSTEM; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 2000-03-27
CIK 72741, 23426, 106170, 315256, 880416

1999 Annual Report

                   Public Service Company of New Hampshire

                                     Index


Contents                                                               Page
--------                                                               ----

Management's Discussion and Analysis of Financial
  Condition and Results of Operations.............................       1

Report of Independent Public Accountants..........................     10-11

Statements of Income..............................................      13

Statements of Comprehensive Income................................      13

Balance Sheets....................................................     14-15

Statements of Common Stockholder's Equity.........................      16

Statements of Cash Flows..........................................      17

Notes to Financial Statements.....................................      18

Selected Financial Data...........................................      43

Quarterly Financial Data (Unaudited)..............................      43

Statistics (Unaudited)............................................      44

Preferred Stockholder and Bondholder Information..................  Back Cover



Public Service Company of New Hampshire

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Condition

Overview
Public Service Company of New Hampshire (PSNH or the company) is a wholly owned operating subsidiary of Northeast Utilities (NU) and is part of the Northeast Utilities system (NU system). North Atlantic Energy Corporation
(NAEC) is another wholly owned subsidiary of NU. PSNH is obligated to purchase the capacity and output from NAEC's 35.98 percent joint ownership interest in the Seabrook Station (Seabrook) nuclear unit under the terms of two life-of-unit, full cost recovery contracts (Seabrook Power Contracts).

During 1999, PSNH made significant progress toward resolving industry restructuring issues in the state of New Hampshire by negotiating a global restructuring settlement that is still subject to regulatory approval.
The "Agreement to Settle PSNH Restructuring" (Settlement Agreement) includes an after-tax write-off of $225 million. However, that write-off was not recorded in 1999, as key aspects of the Settlement Agreement still required regulatory and legislative approval and it was not possible to determine the ultimate resolution of this matter at year end. Also, upon the approval and implementation of the Settlement Agreement, PSNH and NAEC will restructure the Seabrook Power Contracts to provide for the buydown of the value of the Seabrook Asset.

During 1999, PSNH's revenues increased to $1.16 billion, up 6.7 percent from revenues of $1.09 billion in 1998. During 1999, PSNH had net income of $84.2 million, compared to $91.7 million in 1998 and $92.2 million in 1997.

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

Also in 1999, NU management concluded that the NU system would be stronger and customers could be better served if NU reentered the natural gas distribution business that it had exited in 1989 and examined several potential businesses in New England. By adding gas to NU's energy mix, NU will be able to broaden its services to its existing customers and will have additional opportunities for long-term growth. In June 1999, NU announced an agreement to merge with Yankee Energy System, Inc. (Yankee). The merger will return to NU, Connecticut's largest natural gas distribution system, as well as several unregulated businesses involved in energy services, collections and other areas. The Yankee merger received Yankee shareholder approval in October 1999, final Connecticut Department of Public Utility Control approval in December 1999 and Securities and Exchange Commission (SEC) approval in January 2000. The merger closed on March 1, 2000.

Liquidity

During 1999, net cash flows provided by operations were $199.1 million, compared to $217.6 million in 1998 and $231.7 million in 1997. The decrease in 1999 is primarily related to a decrease in net income and increased tax payments.

Net cash flows used in financing activities included $31.6 million in 1999, compared to $204.3 million in 1998 and $121.9 million in 1997. This included $25 million paid in 1999 to retire long-term debt and preferred stock, compared to $195 million in 1998 and $25 million in 1997. Payments made for preferred stock dividends were $6.6 million, $9.3 million and $11.9 million for 1999, 1998 and 1997, respectively. There were no cash dividends on common shares paid in 1999 and 1998 and $85 million in 1997.

Including construction expenditures and investments in nuclear decommissioning trusts, net cash flows used in investing activities were $45.8 million in 1999, compared to $46.9 million in 1998 and $16.3 million in 1997.

PSNH's access to capital also benefited from the continued progress toward the resolution of all restructuring issues in New Hampshire. During 1999, PSNH's securities received several upgrades from three credit rating agencies. PSNH's bonds were upgraded to investment grade by Standard & Poor's (S&P) for the first time since early 1994. At year end, all securities were under review for possible upgrades, or on "credit watch" with positive implications by S&P, Moody's Investors Service and Fitch IBCA.

PSNH's $75 million revolving credit agreement was terminated on April 14, 1999. PSNH currently funds its operations through cash on hand and operating cash flows. As of December 31, 1999, PSNH had $182.6 million of cash and cash equivalents. On April 14, 1999, PSNH renewed bank letters of credit that support nearly $110 million of taxable variable-rate pollution control bonds.

During 2000, pending the approval of the Settlement Agreement and enactment of legislation, PSNH hopes to begin the process of securitizing approximately $725 million of approved stranded costs. Securitization involves issuing rate reduction bonds with interest rates lower than the company's weighted average cost of capital. Proceeds from securitization will be used to significantly reduce the capitalization of PSNH and other purposes as set forth in the Settlement Agreement.

Restructuring

The process of restructuring the electric utility industry in New Hampshire has not yet been resolved; however, significant progress has been made over the past year. In August 1999, NU, PSNH and the state of New Hampshire signed the Settlement Agreement which, once approved and implemented, will resolve a number of pending regulatory and court proceedings related to PSNH. The Settlement Agreement is awaiting approval of the New Hampshire Public Utilities Commission and is subject to legislative approval for securitization. Some of the key components of the agreement for PSNH include an after-tax write-off of $225 million of stranded costs; the recovery of the remaining stranded costs; the securitization of $725 million of approved stranded costs; a reduction in rates of an average of 18.3 percent; the opening of the New Hampshire electricity market to competition; and the sale of generation assets and wholesale power entitlements with transition service being available to customers for three years.

Upon the approval and implementation of the Settlement Agreement, PSNH and NAEC will restructure the Seabrook Power Contract to provide for the buydown of the value of NAEC's Seabrook asset to $100 million. Subsequent to the contract buydown, NAEC will continue to bill PSNH for recovery of the remaining Seabrook cost of $100 million. The Settlement Agreement also requires NAEC to sell via public auction its share of Seabrook, with the sale to occur no later than December 31, 2003. Upon a successful sale of NAEC's share of Seabrook, the existing Seabrook Power Contracts between PSNH and NAEC will be terminated.
For further information regarding commitments and contingencies related to restructuring, see Note 10A, "Commitments and Contingencies - Restructuring" to the financial statements.

Nuclear Generation

Seabrook
Seabrook achieved an annual capacity factor of 86.4 percent in 1999. However, since returning to service on May 13, 1999, after a 48-day refueling and maintenance outage, Seabrook has achieved a 99 percent capacity factor through December 31, 1999. PSNH receives 35.98 percent of Seabrook's output under long-term contracts with NAEC.

NAEC anticipates auctioning its 35.98 percent share of Seabrook with the 4.06 percent owned by its affiliate, The Connecticut Light and Power Company, after approval of the Settlement Agreement.

Millstone 3
PSNH has a 2.85 percent ownership share of the Millstone 3 nuclear unit. Millstone 3 received the appropriate Nuclear Regulatory Commission approvals, resumed operation in July 1998 and achieved an annual capacity factor of 81.7 percent in 1999. After a 60-day refueling and maintenance outage, Millstone 3 returned to service on June 29, 1999, and has achieved a 98.1 percent capacity factor through December 31, 1999.

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

PSNH is a 4 percent shareholder and sponsor company of the Vermont Yankee Nuclear Power Corporation (VYNPC). On October 15, 1999, VYNPC agreed to sell its unit for $22 million to an unaffiliated company. Among other commitments, the acquiring company agreed to assume the decommissioning cost of the unit after it is taken out of service, and the VYNPC owners have agreed to fund the uncollected decommissioning cost to a negotiated amount at the time of the closing of the sale. VYNPC's owners have also agreed either to enter into a new purchased-power agreement with the acquiring company or to buy out such future power payment obligations by making a fixed payment to them. PSNH has elected the buyout option. The VYNPC owners' obligations to close and pay such amounts are conditioned upon their receipt of satisfactory regulatory approval of the transaction, including provision for adequate recovery of these payments.

Nuclear Decommissioning
The staff of the SEC has questioned certain of the current accounting practices of the electric utility industry regarding the recognition, measurement and classification of decommissioning costs for nuclear units in their financial statements.

Currently, the Financial Accounting Standards Board plans to review the accounting for obligations associated with the retirement of long-lived assets, including the decommissioning of nuclear units. If current accounting practices for nuclear decommissioning change, the annual provision for decommissioning could increase relative to 1999, and the estimated cost for decommissioning could be recorded as a liability with recognition of an increase in the cost of the related nuclear unit. However, management does not believe that such a change will have a material impact on PSNH's financial statements due to its current and future ability to recover decommissioning costs through rates.

Spent Nuclear Fuel Disposal Costs
The United States Department of Energy (DOE) originally was scheduled to begin accepting delivery of spent fuel in 1998. However, delays in confirming the suitability of a permanent storage site continually have postponed plans for the DOE's long-term storage and disposal site. Extended delays or a default by the DOE could lead to consideration of costly alternatives. PSNH has the primary responsibility for the interim storage of its share of spent nuclear fuel for Millstone 3. The facilities for Millstone 3 are expected to provide adequate storage for its projected life with the addition of new storage racks. Seabrook is expected to have spent fuel storage capacity until at least 2010. Meeting spent fuel storage requirements beyond these periods could require new and separate storage facilities. For further information regarding spent nuclear fuel disposal costs, see Note 10D, "Commitments and Contingencies - Spent Nuclear Fuel Disposal Costs," to the financial statements.

Other Matters

Environmental Matters
PSNH is subject to environmental laws and regulations structured to mitigate or remove the effect of past operations and to improve or maintain the quality of the environment. For further information regarding environmental matters, see Note 10C, "Commitments and Contingencies - Environmental Matters," to the financial statements.

Other Commitments and Contingencies
PSNH is subject to other commitments and contingencies primarily relating to nuclear litigation, nuclear insurance contingencies, its construction program, long-term contractual arrangements, the New England Power Pool generation pricing and its deferred receivable from an affiliate company. For further information regarding these other commitments and contingencies, see Note 10, "Commitments and Contingencies," to the financial statements.

Year 2000 Issues
The transition into the year 2000 was a success for the NU system and PSNH. Its mission to provide safe, reliable energy to its customers and to ensure continued operability of critical business functions was not affected by any year 2000 related issues.

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

                                       Income Statement Variances
                                            Millions of Dollars

                              1999 over(under) 1998    1998 over/(under) 1997
                              ---------------------    ----------------------
                                Amount     Percent       Amount     Percent
                                ------     -------       ------     -------

Operating Revenues                $73          7%        $(21)        (2)%

Operating Expenses:
Fuel, purchased and
  net interchange power            86         14           44          8
Other operation and maintenance    11          7           (2)        (1)
Depreciation                        2          5            1          2
Amortization of regulatory
  assets, net                       8         30          (30)       (53)
Federal and state income taxes    (31)       (44)         (16)       (18)
Taxes other than income taxes       -          -           (1)        (1)
Operating Income                   (7)        (5)         (13)        (9)

Equity in earnings of
  regional nuclear
  generating companies             (2)       (58)           1         93
Other, net                         (4)       (38)           9         (a)
Interest charges, net              (1)        (1)          (7)       (15)

Net Income                         (7)        (8)           -          -

(a)  Percent greater than 100.

Operating Revenues
Operating revenues increased by $73 million or 7 percent in 1999, primarily due to higher retail revenues ($43 million), higher wholesale energy and capacity sales and transmission revenues ($30 million). Retail kilowatt-hour sales increased by 5.3 percent.

Operating revenues decreased $21 million in 1998, primarily due to the 1997 retail rate decrease. Retail kilowatt-hour sales were 2.3 percent higher for 1998 and contributed approximately $9 million to operating revenues.

Fuel, Purchased and Net Interchange Power
Fuel, purchased and net interchange power expense increased in 1999, primarily due to higher purchased-power expenses ($48 million) and higher deferred expenses ($25 million) associated with the company's fuel clause and higher capacity costs for Seabrook ($8 million). Seabrook's capacity costs are higher due to costs associated with the refueling outage in 1999 and the amortization of the return that was deferred by PSNH through November 1998.

Fuel, purchased and net interchange power expense increased in 1998, primarily due to higher costs associated with the Seabrook Power Contract as a result of the amortization of Seabrook phase-in costs that began in June 1998 ($57 million), partially offset by lower costs at the Millstone 3 and Maine Yankee nuclear units ($6 million).

Other Operation and Maintenance
Other operation and maintenance (O&M) expenses increased in 1999, primarily due to the recognition of environmental insurance proceeds which reduced O&M expense in 1998 ($12 million), higher fossil maintenance expenses ($3 million) and higher transmission expenses ($2 million), partially offset by lower storm costs in 1999 ($6 million).

Other O&M expenses decreased in 1998, primarily due to the recognition of environmental insurance proceeds ($12 million), partially offset by higher costs related to the January ice storm, net of insurance proceeds ($8 million).

Amortization of Regulatory Assets, Net
Amortization of regulatory assets, net increased in 1999, primarily due to an increase in the amortization of the Seabrook deferred return which began in June 1998. The reduction of the acquisition premium amortization ($21 million) was offset by the completion of the amortization of net operating loss carryforwards ($21 million).

Amortization of regulatory assets, net decreased in 1998, primarily due to the completion of the amortization of a portion of the company's acquisition premium ($40 million), partially offset by the additional amortization of Seabrook phase-in costs ($10 million).

Federal and State Income Taxes
Federal and state income taxes decreased in 1999, primarily due to the utilization of net operating loss carryforwards.

Federal and state income taxes decreased in 1998, primarily due to lower taxable income.

Equity Earnings of Regional Nuclear Generating Companies
Equity in earnings of regional nuclear generating companies decreased in 1999 and 1998, primarily due to lower earnings from the Connecticut Yankee Atomic Power Company.

Other, Net
Other, net decreased in 1999, primarily due to the settlement with the New Hampshire Electric Cooperative which required a $6.2 million write-off.

Other, net increased in 1998, primarily due to the amortization of the taxes associated with the Seabrook phase-in costs which began in December 1997.

Interest Charge, Net
The change in interest charges, net in 1999 were not significant compared to 1998.

Interest charges, net decreased in 1998, primarily due to the maturity of bonds ($170 million) in May 1998.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
   of Public Service Company of New Hampshire:

We have audited the accompanying balance sheets of Public Service Company of New Hampshire (a New Hampshire corporation and a wholly owned subsidiary of Northeast Utilities) as of December 31, 1999 and 1998, and the related statements of income, comprehensive income, common stockholder's equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Public Service Company of New Hampshire as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 10A, the company, Northeast Utilities, and the state of New Hampshire are involved in litigation regarding the proposed implementation of restructuring legislation. The restructuring legislation as currently contemplated would require the company to discontinue the application of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation." The discontinuance would result in the company being in technical default under its current financial covenants, which would, if not waived or renegotiated, give rise to the rights of lenders to accelerate the payment of approximately $516 million of the company's indebtedness and approximately $405 million of an affiliate's indebtedness. Although a settlement agreement on restructuring has been reached among the company, the state of New Hampshire, and others, implementation is subject to significant contingencies, including New Hampshire legislative, federal and state regulatory, and financial lender approvals. These conditions raise substantial doubt about the company's ability to continue as a going concern. The financial statements referred to above do not include any adjustments that might result from the outcome of this uncertainty.



                             /s/ ARTHUR ANDERSEN LLP
                                 ARTHUR ANDERSEN LLP



Hartford, Connecticut
January 25, 2000




PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

STATEMENTS OF INCOME

------------------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31,                        1999         1998         1997
------------------------------------------------------------------------------------------
                                                            (Thousands of Dollars)

Operating Revenues................................. $ 1,160,572  $ 1,087,247  $ 1,108,459
                                                    ------------ ------------ ------------
Operating Expenses:
  Operation -
     Fuel, purchased and net interchange power.....     691,743      605,518      561,197
     Other.........................................     129,041      118,565      133,911
  Maintenance......................................      52,481       51,734       38,320
  Depreciation.....................................      47,695       45,342       44,377
  Amortization of regulatory assets, net...........      34,915       26,758       56,557
  Federal and state income taxes...................      36,810       65,079       86,450
  Taxes other than income taxes....................      43,282       43,052       43,623
                                                    ------------ ------------ ------------
        Total operating expenses...................   1,035,967      956,048      964,435
                                                    ------------ ------------ ------------
Operating Income...................................     124,605      131,199      144,024
                                                    ------------ ------------ ------------
Other Income/(Loss):
  Equity in earnings of regional nuclear
    generating companies and subsidary company.....       1,112        2,649        1,373
  Other, net.......................................       5,681        9,222          698
  Income taxes.....................................      (3,914)      (7,473)      (2,391)
                                                    ------------ ------------ ------------
        Other income/(loss), net...................       2,879        4,398         (320)
                                                    ------------ ------------ ------------
        Income before interest charges.............     127,484      135,597      143,704
                                                    ------------ ------------ ------------
Interest Charges:
  Interest on long-term debt.......................      42,728       43,317       51,259
  Other interest...................................         547          594          273
                                                    ------------ ------------ ------------
        Interest charges, net......................      43,275       43,911       51,532
                                                    ------------ ------------ ------------

Net Income......................................... $    84,209  $    91,686  $    92,172
                                                    ============ ============ ============


STATEMENTS OF COMPREHENSIVE INCOME

Net Income......................................... $    84,209  $    91,686  $    92,172
                                                    ------------ ------------ ------------
Other comprehensive income, net of tax:
Unrealized gains on securities.....................          70        1,198         -
Minimum pension liability adjustments..............        -            (194)        -
                                                    ------------ ------------ ------------
  Other comprehensive income, net of tax...........          70        1,004         -
                                                    ------------ ------------ ------------
Comprehensive Income............................... $    84,279  $    92,690  $    92,172
                                                    ============ ============ ============

The accompanying notes are an integral part of these financial statements.



PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

BALANCE SHEETS

-----------------------------------------------------------------------------------------
AT DECEMBER 31                                                    1999           1998
-----------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
ASSETS
------
Utility Plant, at cost:
  Electric................................................   $  1,939,856   $  1,927,341

     Less: Accumulated provision for depreciation.........        674,155        631,584
                                                             -------------  -------------
                                                                1,265,701      1,295,757
  Unamortized acquisition costs...........................        324,437        352,855
  Construction work in progress...........................         17,160         20,735
  Nuclear fuel, net.......................................          1,734          1,323
                                                             -------------  -------------
      Total net utility plant.............................      1,609,032      1,670,670
                                                             -------------  -------------
Other Property and Investments:
  Nuclear decommissioning trusts, at market...............          6,880          5,580
  Investments in regional nuclear generating
   companies and subsidiary company, at equity............         18,855         19,836
  Other, at cost..........................................          3,149          4,319
                                                             -------------  -------------
                                                                   28,884         29,735
                                                             -------------  -------------
Current Assets:
  Cash and cash equivalents...............................        182,588         60,885
  Receivables, less the accumulated provision for
   uncollectible accounts of $1,359 in 1999 and
   and $2,041 in 1998.....................................         79,290         89,044
  Accounts receivable from affiliated companies...........          9,091         12,018
  Taxes receivable from affiliated companies..............         11,661           -
  Accrued utility revenues................................         48,822         42,145
  Fuel, materials, and supplies, at average cost..........         38,076         36,642
  Recoverable energy costs - current portion..............         73,721         65,257
  Prepayments and other...................................         18,121         22,744
                                                             -------------  -------------
                                                                  461,370        328,735
                                                             -------------  -------------
Deferred Charges:
  Regulatory assets.......................................        490,921        610,222
  Deferred receivable from affiliated company.............         12,984         22,728
  Unamortized debt expense................................         11,896         13,995
  Other...................................................          7,346          5,510
                                                             -------------  -------------
                                                                  523,147        652,455
                                                             -------------  -------------

      Total Assets........................................   $  2,622,433   $  2,681,595
                                                             =============  =============

The accompanying notes are an integral part of these financial statements.


PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

BALANCE SHEETS

-----------------------------------------------------------------------------------------
AT DECEMBER 31                                                    1999           1998
-----------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock, $1 par value - authorized
   100,000,000 shares; 1,000 shares outstanding
   in 1999 and 1998.......................................   $          1   $          1
  Capital surplus, paid in................................        424,654        424,250
  Retained earnings.......................................        319,938        252,912
  Accumulated other comprehensive income..................          1,074          1,004
                                                             -------------  -------------
           Total common stockholder's equity..............        745,667        678,167
  Preferred stock subject to mandatory redemption.........         25,000         50,000
  Long-term debt..........................................        516,485        516,485
                                                             -------------  -------------
           Total capitalization...........................      1,287,152      1,244,652
                                                             -------------  -------------

Obligations Under Seabrook Power Contracts
 and Other Capital Leases.................................        624,477        703,411
                                                             -------------  -------------
Current Liabilities:
  Long-term debt and preferred stock - current portion....         25,000         25,000
  Obligations under Seabrook Power Contracts and other
   capital leases - current portion.......................        101,676        138,812
  Accounts payable........................................         38,685         26,227
  Accounts payable to affiliated companies................         38,229         28,410
  Accrued taxes...........................................         33,443         82,743
  Accrued interest........................................          6,294          5,894
  Accrued pension benefits................................         45,504         46,004
  Other...................................................         10,184          8,540
                                                             -------------  -------------
                                                                  299,015        361,630
                                                             -------------  -------------
Deferred Credits and Other Long-term Liabilities:
  Accumulated deferred income taxes.......................        266,644        225,091
  Accumulated deferred investment tax credits.............         12,532          3,460
  Deferred contractual obligations........................         56,544         66,400
  Deferred revenue from affiliated company................         12,984         22,728
  Other...................................................         63,085         54,223
                                                             -------------  -------------
                                                                  411,789        371,902
                                                             -------------  -------------


           Total Capitalization and Liabilities...........   $  2,622,433   $  2,681,595
                                                             =============  =============

The accompanying notes are an integral part of these financial statements.




PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

---------------------------------------------------------------------------------------------------------
                                                                                Accumulated
                                                       Capital                     Other
                                            Common     Surplus,    Retained    Comprehensive
                                             Stock     Paid In     Earnings       Income          Total
---------------------------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
Balance at January 1, 1997...............  $     1    $423,058    $175,254    $        -       $ 598,313

    Net income for 1997..................                           92,172                        92,172
    Cash dividends on preferred stock....                          (11,925)                      (11,925)
    Cash dividends on common stock.......                          (85,000)                      (85,000)
    Capital stock expenses, net..........                  655                                       655
                                           --------   ---------   ---------    -------------   ----------
Balance at December 31, 1997.............        1     423,713     170,501             -         594,215

    Net income for 1998..................                           91,686                        91,686
    Cash dividends on preferred stock....                           (9,275)                       (9,275)
    Capital stock expenses, net..........                  537                                       537
    Other comprehensive income...........                                             1,004        1,004
                                           --------   ---------   ---------    -------------   ----------
Balance at December 31, 1998.............        1     424,250     252,912            1,004      678,167

    Net income for 1999..................                           84,209                        84,209
    Cash dividends on preferred stock....                           (6,625)                       (6,625)
    Capital stock expenses, net..........                  404                                       404
    Allocation of benefits - ESOP........                          (10,558)                      (10,558)
    Other comprehensive income...........                                                70           70
                                           --------   ---------   ---------    -------------   ----------
Balance at December 31, 1999.............  $     1    $424,654    $319,938    $       1,074    $ 745,667
                                           ========   =========   =========    =============   ==========

The accompanying notes are an integral part of these financial statements.




PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------
                                                                For the Years Ended December 31,
--------------------------------------------------------------------------------------------------
(Thousands of Dollars)                                             1999        1998        1997
--------------------------------------------------------------------------------------------------
Operating Activities:
  Net income.................................................. $   84,209  $   91,686  $   92,172
  Adjustments to reconcile to net cash
  provided by operating activities:
    Depreciation..............................................     47,695      45,342      44,377
    Deferred income taxes and investment tax credits, net.....     (5,297)     78,366      21,645
    Amortization of recoverable energy costs, net.............     27,065       2,065     (12,336)
    Amortization of regulatory assets, net....................     34,915      26,758      56,557
    Amortization/(deferral) of Seabrook capital costs.........     16,920     (31,587)     (8,376)
    Allocation of ESOP benefits..............................     (10,558)       -           -
    Other sources/(uses) of cash..............................     32,117     (20,360)    (17,536)
  Changes in working capital:
    Receivables and accrued utility revenues..................      6,004      21,536       9,407
    Fuel, materials and supplies..............................     (1,434)      3,519       4,691
    Accounts payable..........................................     22,277         729     (14,897)
    Accrued taxes.............................................    (49,300)     13,298      69,364
    Other working capital (excludes cash).....................     (5,494)    (13,710)    (13,365)
                                                               ----------- ----------- -----------
Net cash flows provided by operating activities...............    199,119     217,642     231,703
                                                               ----------- ----------- -----------

Financing Activities:
  Reacquisitions and retirements of long-term debt............       -       (170,000)       -
  Reacquisitions and retirements of preferred stock...........    (25,000)    (25,000)    (25,000)
  Cash dividends on preferred stock...........................     (6,625)     (9,275)    (11,925)
  Cash dividends on common stock..............................       -           -        (85,000)
                                                               ----------- ----------- -----------
Net cash flows used in financing activities...................    (31,625)   (204,275)   (121,925)
                                                               ----------- ----------- -----------

Investing Activities:
  Investment in plant:
    Electric utility plant....................................    (46,096)    (43,780)    (33,570)
    Nuclear fuel..............................................     (1,168)       (307)          5
                                                               ----------- ----------- -----------
    Net cash flows used for investments in plant..............    (47,264)    (44,087)    (33,565)

  Investment in NU system Money Pool..........................       -           -         18,250
  Investment in nuclear decommissioning trusts................       (678)       (641)       (490)
  Other investment activities, net............................      2,151      (2,213)       (529)
                                                               ----------- ----------- -----------
Net cash flows used in investing activities...................    (45,791)    (46,941)    (16,334)
                                                               ----------- ----------- -----------
Net increase/(decrease) in cash for the period................    121,703     (33,574)     93,444
Cash and cash equivalents - beginning of period...............     60,885      94,459       1,015
                                                               ----------- ----------- -----------
Cash and cash equivalents - end of period..................... $  182,588  $   60,885  $   94,459
                                                               =========== =========== ===========
Supplemental Cash Flow Information:
Cash paid during the year for:
  Interest, net of amounts capitalized........................ $   39,895  $   42,677  $   51,775
                                                               =========== =========== ===========
  Income taxes................................................ $   38,511  $   18,948  $   10,612
                                                               =========== =========== ===========
(Decrease)/increase in obligations:
  Seabrook Power Contracts.................................... $ (115,065) $  (78,939) $    6,197
                                                               =========== =========== ===========

The accompanying notes are an integral part of these financial statements.



NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    A. About Public Service Company of New Hampshire
       Public Service Company of New Hampshire (PSNH or the company) along with The Connecticut Light and Power Company (CL&P), Western Massachusetts Electric Company (WMECO), North Atlantic Energy Corporation (NAEC), and Holyoke Water Power Company (HWP) are the operating companies comprising the Northeast Utilities system (NU system) and are wholly owned by Northeast Utilities (NU). The NU system serves in excess of 30 percent of New England's electric needs and is one of the 20 largest electric utility systems in the country as measured by revenues. The NU system furnishes franchised retail electric service in New Hampshire, Connecticut, and western Massachusetts through PSNH, CL&P and WMECO. NAEC sells all of its entitlement to the capacity and output of Seabrook Station (Seabrook) nuclear unit to PSNH under the terms of two life-of-unit, full cost recovery contracts (Seabrook Power Contacts). HWP, also is engaged in the production and distribution of electric power.

       NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act) and the NU system, including PSNH, is subject to provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. PSNH is subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

       Several wholly owned subsidiaries of NU provide support services for the NU system companies including PSNH, and, in some cases, for other New England utilities. Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing, and other services to the NU system companies, including PSNH. Northeast Nuclear Energy Company acts as agent for the NU system companies and other New England utilities in operating the Millstone nuclear units. North Atlantic Energy Service Corporation has operational responsibility for Seabrook.

       On October 13, 1999, NU and Consolidated Edison, Inc. (Con Edison) announced that they have agreed to a merger to combine the two companies. For further information, see Note 14, "Merger Agreement with Con Edison."

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

    C. New Accounting Standards
       The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. This statement will require derivative instruments utilized by the NU system companies to be recognized as assets or liabilities at fair value.

       In June 1999, the FASB delayed the adoption date of SFAS No. 133 until January 1, 2001.

       There may be an impact on earnings upon adoption of SFAS No. 133 which management has not estimated at this time.

    D. Investments and Jointly Owned Electric Utility Plant
       Regional Nuclear Generating Companies: PSNH owns common stock in four regional nuclear companies (Yankee Companies). PSNH's ownership interests in the Yankee Companies at December 31, 1999 and 1998, which are accounted for on the equity basis due to PSNH's ability to exercise significant influence over their operating and financial policies are 5 percent of the Connecticut Yankee Atomic Power Company (CYAPC), 7 percent of the Yankee Atomic Electric Company (YAEC), 5 percent of
       Maine Yankee Atomic Power Company (MYAPC), and 4 percent of Vermont Yankee Nuclear Power Corporation (VYNPC). PSNH's total equity investment in the Yankee Companies at December 31, 1999 and 1998 is $12.3 million and $13.4 million, respectively. Each Yankee Company owns a single nuclear generating unit. However, VYNPC is the only unit still in operation at December 31, 1999.

       Millstone: PSNH has a 2.85 percent joint ownership interest in Millstone 3, a 1,154 megawatt (MW) nuclear generating unit. At December 31, 1999 and 1998, plant-in-service included $119.3 million and $118.8 million, respectively, and the accumulated provision for depreciation included $39 million and $35.5 million, respectively, related to PSNH's share of Millstone 3.

       Wyman Unit 4: PSNH has a 3.14 percent ownership interest in Wyman Unit 4, a 632 MW oil-fired generating unit. At December 31, 1999 and 1998, plant-in-service included $6.1 million in each year and the accumulated provision for depreciation included $4.2 million and $4 million, respectively.

    E. Depreciation
       The provision for depreciation is calculated using the straight-line method based on estimated remaining useful lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency where applicable. Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. The costs of closure and removal of nonnuclear facilities are accrued over the life of the plant as a component of depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.7 percent in 1999, 3.6 percent in 1998 and 3.7 percent in 1997.

       At December 31, 1999 and 1998, the accumulated provision for depreciation included $40.4 million and $37.3 million, respectively, accrued for the cost of removal, net of salvage, for nonnuclear generation property.

    F. Revenues
       Revenues are based on authorized rates applied to each customer's use of electricity. In general, rates can be changed only through a formal proceeding before the appropriate regulatory commission. Regulatory commissions also have authority over the terms and conditions of non-traditional rate-making arrangements. At the end of each accounting period, PSNH accrues a revenue estimate for the amount of energy delivered but unbilled.

    G. PSNH Acquisition Costs
       PSNH acquisition costs represent the aggregate value placed by the 1989 Rate Agreement with the state of New Hampshire (Rate Agreement) on PSNH's assets in excess of the net book value of PSNH's non-Seabrook assets, plus the $700 million value assigned to Seabrook by the Rate Agreement as part of the bankruptcy resolution on June 5, 1992, (Acquisition Date). The Rate Agreement provides for the recovery through rates, with a return, of the PSNH acquisition costs. The unrecovered balance was $324.4 million and $352.9 million, at December 31, 1999 and 1998, respectively, and is being recovered ratably over a 20-year period ending May 1, 2011, in accordance with the Rate Agreement. Through December 31, 1999 and 1998, $668 million and $640 million, respectively, have been collected.

    H. Regulatory Accounting and Assets
       The accounting policies of PSNH and the accompanying financial statements conform to generally accepted accounting principles applicable to rate-regulated enterprises and reflect the effects of the rate-making process in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." Assuming a cost-of-service based regulatory structure, regulators may permit incurred costs, normally treated as expenses, to be deferred and recovered through future revenues. Through their actions, regulators may also reduce or eliminate the value of an asset, or create a liability.
       If any portion of PSNH's operations were no longer subject to the provisions of SFAS No. 71, PSNH would be required to write off all of its related regulatory assets and liabilities, unless there is a formal transition plan that provides for the recovery, through established rates, for the collection of these costs through a portion of the business which would remain regulated on a cost-of-service basis. At the time of transition, PSNH would be required to determine any impairment to the carrying costs of deregulated plant and inventory assets.

       Based on a current evaluation of the various factors and conditions that are expected to impact future cost recovery, management continues to believe it is probable that PSNH will recover its investments in long-lived assets, including regulatory assets. In addition, all material regulatory assets are earning a return. The components of PSNH's regulatory assets are as follows:

       ------------------------------------------------------------------------
       At December 31,                                 1999         1998
       ------------------------------------------------------------------------
                                                     (Millions of Dollars)
       Recoverable energy costs, net..............    $120.7      $156.3
       Income taxes, net..........................     166.2       139.7
       Unrecovered contractual obligations........      56.5        66.4
       Deferred costs - nuclear plants............     144.4       244.6
       Other......................................       3.1         3.2
                                                      ------      ------
                                                      $490.9      $610.2
                                                      ======      ======
       ------------------------------------------------------------------------

       At this time, management continues to believe that the application of SFAS No. 71 for PSNH remains appropriate. If the "Agreement to Settle PSNH Restructuring" (Settlement Agreement), as filed, is approved by the New Hampshire Public Utilities Commission (NHPUC) and implemented, then PSNH will discontinue the application of SFAS No. 71 for the generation portion of its business and record an after-tax write-off of $225 million. Additionally, PSNH will make a payment to NAEC to buydown the Seabrook Power Contracts to $100 million. PSNH's transmission and distribution business will continue to be rate-regulated on a cost-of-service basis as the Settlement Agreement allows for the recovery of the remaining regulatory assets through that portion of the business.

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

       The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, that give rise to the accumulated deferred tax obligation is as follows:

       ------------------------------------------------------------------------
       At December 31,                                 1999         1998
       ------------------------------------------------------------------------
                                                     (Millions of Dollars)

       Accelerated depreciation and other
         plant-related differences................   $102.4        $100.8

       Net operating loss carryforwards...........       -          (25.6)

       Regulatory assets - income tax gross up....     62.0          52.4

       Other......................................    102.2          97.5
                                                     ------        ------
                                                     $266.6        $225.1
                                                     ======        ======
       ------------------------------------------------------------------------

       As of December 31, 1999, PSNH had an Investment Tax Credit carryforward of $23 million, which if unused, expires in 2004.

    J. Recoverable Energy Costs
       Under the Energy Policy Act of 1992 (Energy Act), PSNH is assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (DOE) (D&D Assessment). The Energy Act requires that regulators treat D&D Assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates like any other fuel cost. PSNH is currently recovering these costs through rates. As of December 31, 1999 and 1998, PSNH's total D&D deferrals were approximately $0.2 million in each year.

       The Rate Agreement includes a fuel and purchased-power adjustment clause (FPPAC) permitting PSNH to pass through to retail customers, for a 10-year period that began in May 1991, the retail portion of differences between the fuel and purchased-power costs assumed in the Rate Agreement and PSNH's actual costs, which include the costs related to the Seabrook Power Contracts and the Clean Air Act Amendment. The cost components of the FPPAC are subject to a prudence review by the NHPUC. At
       December 31, 1999 and 1998, PSNH had $120.5 million and $156 million, respectively, of noncurrent recoverable energy costs deferred under the FPPAC. If the Settlement Agreement is approved, these FPPAC costs will be recovered through a transition charge.

       In addition, under the Rate Agreement, charges made by NAEC through the Seabrook Power Contracts, including the deferred Seabrook capital expenses, are to be collected by PSNH through the FPPAC. Beginning on June 1, 1998, the Seabrook deferred capital expenses began to be recovered over a 36-month period.

    K. Deferred Costs - Nuclear Plants
       Under the Rate Agreement, the plant costs of Seabrook were phased into rates over a 7-year period beginning May 15, 1991. Total costs deferred under the phase-in plan were $288 million. This plan is accounted for in compliance with SFAS No. 92, "Regulated Enterprises - Accounting for Phase-In Plans." The Rate Agreement provides for these costs to be fully recovered from PSNH's customers by May 2001.

    L. Unrecovered Contractual Obligations
       Under the terms of contracts with the Yankee companies, the shareholder-sponsor companies, including PSNH, are each responsible for their proportionate share of the remaining costs of the units, including decommissioning. As management expects that PSNH will be allowed to recover these costs from its customers, PSNH has recorded a regulatory asset, with a corresponding obligation on its balance sheet.

    M. Cash and Cash Equivalents
       Cash and cash equivalents includes cash on hand and short-term cash investments which are highly liquid in nature and have original maturities of three months or less.

2.  SEABROOK POWER CONTRACTS
    PSNH and NAEC have entered into two power contracts that obligate PSNH to purchase NAEC's 35.98 percent ownership of the capacity and output of Seabrook for the term of Seabrook's operating license. Under these power contracts, PSNH is obligated to pay NAEC's cost of service during this period, regardless of whether Seabrook is operating. NAEC's cost of service includes all of its Seabrook-related costs, including operation and maintenance (O&M) expenses, fuel expense, income and property tax expense, depreciation expense, certain overhead and other costs, and a return on its allowed investment.

    In August 1999, NU, PSNH and the state of New Hampshire signed the Settlement Agreement which, once approved and implemented, will resolve a number of pending regulatory and court proceedings related to PSNH.
    The Settlement Agreement is awaiting approval of the NHPUC and is subject to legislative approval for the issuance of rate reduction bonds (securitization). The Settlement Agreement also requires NAEC to sell via public auction its share of Seabrook, with the sale to occur no later than December 31, 2003. Upon the approval and implementation of the Settlement Agreement, PSNH and NAEC will restructure the power contracts to provide for the buydown of the value of the Seabrook asset to $100 million. Upon a successful sale of NAEC's share of Seabrook, the existing Seabrook Power Contracts between PSNH and NAEC will be terminated. However, PSNH will continue to be responsible for funding NAEC's ownership share of Seabrook's decommissioning liability.

    Currently, PSNH has included its right to buy power from NAEC on its balance sheet as part of utility plant and regulatory assets with a corresponding obligation. At December 31, 1999, this right to buy power was valued at $723.1 million.

    Under the current Seabrook Power Contracts, if Seabrook is shut down prior to the expiration of its operating license, PSNH will be unconditionally required to pay NAEC termination costs for 39 years, less the period during which Seabrook has operated. These termination costs will reimburse NAEC for its share of Seabrook shut-down and decommissioning costs, and will pay NAEC a return of and on any undepreciated balance of its initial investment over the remaining term of the power contracts, and the return of and on any capital additions to the plant made after the Acquisition Date over a period of five years after shut down (net of any tax benefits to NAEC attributable to the cancellation).

    Contract payments charged to operating expenses in 1999, 1998 and 1997 were $280 million, $272 million and $188 million, respectively. Interest included in the contract payments in 1999, 1998 and 1997 was $49 million, $54 million and $57 million, respectively.

    Future minimum payments, excluding executory costs, such as property taxes, state use taxes, insurance and maintenance, under the terms of the contracts, as of December 31, 1999, were approximately:

    Year                                    Seabrook Power Contracts
    ----                                    ------------------------
                                              (Millions of Dollars)
    2000.................................           $  193.0
    2001.................................              116.8
    2002.................................               77.5
    2003.................................               75.2
    2004.................................               72.9
    After 2005...........................            1,006.8
                                                    --------
    Future minimum payments..............            1,542.2

    Less amount representing interest....              819.1
                                                    --------
    Present value of Seabrook Power
      Contracts payments.................           $  723.1
                                                    ========

3.  LEASES
    PSNH has entered into lease agreements, some of which are capital leases, for the use of data processing and office equipment, vehicles and office space. The provisions of these lease agreements generally provide for renewal options.

    Capital lease rental payments charged to operating expense were $1.5 million in 1999 and $1.6 million in 1998 and 1997. Interest included in capital lease rental payments was $0.4 million in 1999, $0.2 million in 1998 and $0.3 million in 1997. Operating lease rental payments charged to expense were $3.1 million in 1999, $5.4 million in 1998 and $5.7 million in 1997.

    Future minimum rental payments, excluding executory costs such as property taxes, state use taxes, insurance and maintenance, under long-term noncancelable leases, as of December 31, 1999, are:

    ---------------------------------------------------------------------------
    Year                                Capital Leases       Operating Leases
    ---------------------------------------------------------------------------
                                                (Millions of Dollars)
    2000...............................     $  1.2                $ 7.6
    2001...............................        1.2                  7.1
    2002...............................        0.4                  4.4
    2003...............................        0.4                  3.0
    2004...............................        0.4                  2.5
    After 2004.........................        1.1                  3.9
                                             -----                -----
    Future minimum lease payments......        4.7                $28.5
                                                                  =====
    Less amount representing interest..        1.7
                                             -----
    Present value of future minimum
    lease payments.....................      $ 3.0
                                             =====
    ---------------------------------------------------------------------------

4.  NUCLEAR DECOMMISSIONING AND PLANT CLOSURE COSTS
    Millstone and Seabrook: Under the terms of the Rate Agreement, PSNH is obligated to pay NAEC's share of Seabrook's decommissioning costs, even if the unit is shut down prior to the expiration of its operating license. Accordingly, NAEC bills PSNH directly for its share of the costs of decommissioning Seabrook. PSNH records its Seabrook decommissioning costs as a component of purchased-power expense. Under the Rate Agreement, these costs are recovered through base rates. The Seabrook decommissioning costs will continue to be increased annually by its respective escalation rates until the unit is sold. Under New Hampshire law, Seabrook decommissioning funding requirements are set by the New Hampshire Nuclear Decommissioning Financing Committee (NDFC). During April 1999, the NDFC issued an order that adjusted the decommissioning collection period and funding levels assuming that Seabrook's anticipated energy producing life was 25 years from the date it went into commercial operation. Decommissioning collections are now expected to be completed by October 2015, as opposed to 2026, for the decommissioning collection period only. The cost of funding decommissioning Seabrook is now accrued over the estimated remaining accelerated funding period that was ordered by the NDFC.
    This is eleven years earlier than the service life established by Seabrook's Nuclear Regulatory Commission's operating license.

    Millstone 3 and Seabrook's service lives are expected to end during the years 2025 and 2026, respectively, and upon retirement, must be decommissioned. Current decommissioning studies conclude that complete and immediate dismantlement as soon as practical after retirement continues to be the most viable and economic method of decommissioning a unit.
    These studies are reviewed and updated periodically to reflect changes in decommissioning requirements, costs, technology, and inflation. Changes in requirements or technology, the timing of funding or dismantling or adoption of a decommissioning method other than immediate dismantlement would change decommissioning cost estimates and the amounts required to be recovered. PSNH attempts to recover sufficient amounts through its allowed rates to cover its expected decommissioning costs.

    PSNH's ownership share of the estimated cost of decommissioning Millstone 3 and NAEC's ownership share of Seabrook, in year end 1999 dollars, is $17.6 million and $203.3 million, respectively. Nuclear decommissioning costs are accrued over the expected service life of Millstone 3 and are included
    in depreciation expense.   Nuclear decommissioning expenses for PSNH's
    ownership share of Millstone 3 amounted to $0.5 million in 1999 and $0.4 million in 1998 and 1997. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation.

    External decommissioning trusts have been established for the costs of decommissioning the Millstone units. PSNH payments for NAEC's ownership share of the cost of decommissioning Seabrook are paid by NAEC to an independent decommissioning financing fund managed by the state of New Hampshire. Funding of the estimated decommissioning costs assumes levelized collections for the Millstone units and escalated collections for Seabrook and after-tax earnings on the Millstone and Seabrook decommissioning funds of 5.5 percent and 6.5 percent, respectively.

    As of December 31, 1999 and 1998, PSNH collected a total of $3.5 million and $3 million, respectively, through rates toward the future decommissioning costs of its share of Millstone 3, all of which have been transferred to external decommissioning trusts. As of December 31, 1999 and 1998, NAEC has paid approximately $32.7 million and $25.6 million (including payments made prior to the Acquisition Date by PSNH) into Seabrook's decommissioning fund. Earnings on the decommissioning trusts increase the decommissioning trust balances and the accumulated reserves for depreciation. Unrealized gains and losses associated with the decommissioning trusts and financing funds also impact the balance of the trusts and the accumulated reserve for depreciation. The fair values of the amounts in the external decommissioning trusts for Millstone 3 were $6.9 million and $5.6 million for 1999 and 1998, respectively.

    Yankee Companies: VYNPC owns and operates a nuclear generating unit with a service life that is expected to end in 2012. PSNH's ownership share of estimated costs, in year end 1999 dollars, of decommissioning this unit is $17.2 million. On October 15, 1999, VYNPC agreed to sell the unit for $22 million to an unaffiliated company. Among other commitments, the acquiring company agreed to assume the decommissioning cost of the unit after it is taken out of service, and the VYNPC owners have agreed to fund the uncollected decommissioning cost to a negotiated amount at the time of the closing of the sale.

    As of December 31, 1999 and 1998, PSNH's remaining estimated obligation, including decommissioning for the units owned by CYAPC, YAEC and MYAPC, which have been shut down, was $56.5 million and $66.4 million, respectively.

5.  SHORT-TERM DEBT
    Limits: PSNH is authorized under an order of the NHPUC to incur short-term borrowings up to a maximum of $68.3 million.

    Money Pool: Certain subsidiaries of NU, including PSNH, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the NU system and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate. Borrowings based on loans from NU parent, however, bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 1999 and 1998, PSNH had no outstanding borrowings from the Pool. Due to the conditions placed on PSNH by lenders and the NHPUC during April 1998, PSNH is presently restricted from lending money to the Pool. Maturities of short-term debt obligations were for periods of three months or less.

6.  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION
    Details of preferred stock subject to mandatory redemption are:


    ---------------------------------------------------------------------------
                                           Shares
                                        Outstanding           December 31,
    Description                      December 31, 1999      1999       1998
    ---------------------------------------------------------------------------

    10.60% Series A of 1991........      2,000,000         $50.0      $75.0

    Less preferred stock to be
      redeemed within one year.....      1,000,000          25.0       25.0
                                                           -----      -----
                                                           $25.0      $50.0
                                                           =====      =====
    ---------------------------------------------------------------------------

    The Series A preferred stock is not subject to optional redemption by PSNH. It is subject to an annual sinking fund requirement of $25 million each year, which began on June 30, 1997, sufficient to retire annually 1,000,000 shares at $25 per share. In case of default on dividends or sinking fund payments, no payments may be made on any junior stock by way of dividends or otherwise (other than in shares of junior stock) so long as the default continues. If PSNH is in arrears in the payment of dividends on any outstanding shares of preferred stock, PSNH would be prohibited from redeeming or purchasing less than all of the outstanding preferred stock.

7.  LONG-TERM DEBT
    Details of long-term debt outstanding are:

    ---------------------------------------------------------------------------
    At December 31,                                 1999         1998
    ---------------------------------------------------------------------------
                                                  (Millions of Dollars)
    Pollution Control Revenue Bonds:
    7.65% Tax-Exempt Series A, due 2021.........   $ 66.0       $ 66.0
    7.50% Tax-Exempt Series B, due 2021.........    109.0        109.0
    7.65% Tax-Exempt Series C, due 2021.........    112.5        112.5
    6.00% Tax-Exempt Series D, due 2021.........     75.0         75.0
    6.00% Tax-Exempt Series E, due 2021.........     44.8         44.8
    Adjustable Rate, Series D, due 2021 (a).....     39.5         39.5
    Adjustable Rate, Series E, due 2021 (a).....     69.7         69.7
                                                   ------       ------
    Long-term debt..............................   $516.5       $516.5
                                                   ======       ======
    ---------------------------------------------------------------------------

    (a) On April 14, 1999, PSNH renewed bank letters of credit that support nearly $110 million of taxable variable-rate pollution control bonds.

    There are no cash sinking fund requirements or debt maturities for the years 2000 through 2004. There are annual renewal and replacement fund requirements equal to 2.25 percent of the average of net depreciable utility property owned by PSNH at the reorganization date, plus cumulative gross property additions thereafter. PSNH expects to meet these future fund requirements by certifying property additions. Any deficiency would need to be satisfied by the deposit of cash or bonds.

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

    The average effective interest rates on the variable-rate pollution control notes ranged from 2.2 percent to 6.1 percent in 1999 and from 3.1 percent to 5.6 percent in 1998.

8.  INCOME TAX EXPENSE
    The components of the federal and state income tax provisions were charged/ (credited) to operations as follows:

    ---------------------------------------------------------------------------
    For the Years Ended December 31,             1999       1998       1997
    ---------------------------------------------------------------------------
                                                   (Millions of Dollars)
    Current income taxes:
      Federal...............................     $41.4     $(6.6)     $67.1
      State.................................       4.6       0.8        0.1
                                                 -----     -----      -----
        Total current.......................      46.0      (5.8)      67.2
                                                 -----     -----      -----
    Deferred income taxes, net:
      Federal...............................       4.6      78.0       21.0
      State.................................      (2.2)      0.9        1.2
                                                 -----     -----      -----
        Total deferred......................       2.4      78.9       22.2
                                                 -----     -----      -----

    Investment tax credits, net.............      (7.7)     (0.5)     (0.5)
                                                 -----     -----      -----
    Total income tax expense................     $40.7     $72.6      $88.9
                                                 =====     =====      =====
    ---------------------------------------------------------------------------

    The components of total income tax expense are classified as follows:

    ---------------------------------------------------------------------------
    For the Years Ended December 31,             1999       1998       1997
    ---------------------------------------------------------------------------
                                                   (Millions of Dollars)
    Income taxes charged to
      operating expenses...................     $36.8       $65.1     $86.5
    Other income taxes.....................       3.9         7.5       2.4
                                                -----       -----     -----
    Total income tax expense...............     $40.7       $72.6     $88.9
                                                =====       =====     =====

    Deferred income taxes are comprised of the tax effects of temporary differences as follows:

    ---------------------------------------------------------------------------
    For the Years Ended December 31,             1999       1998       1997
    ---------------------------------------------------------------------------
                                                   (Millions of Dollars)

    Depreciation...........................    $ (6.5)     $(12.1)    $(1.9)
    Regulatory deferral....................     (12.6)       22.6      28.3
    State net operating loss carryforward..      29.5        69.2        -
    Regulatory disallowance................      (2.3)         -         -
    Contractual settlements................      (6.7)         -         -
    Other..................................       1.0        (0.8)     (4.2)
                                               ------      ------     -----
    Deferred income taxes, net.............    $  2.4      $ 78.9     $22.2
                                               ======      ======     =====
    ---------------------------------------------------------------------------

    A reconciliation between income tax expense and the expected tax expense at 35 percent of pretax income is as follows:

    ---------------------------------------------------------------------------
    For the Years Ended December 31,             1999       1998       1997
    ---------------------------------------------------------------------------
                                                   (Millions of Dollars)

    Expected federal income tax............      $43.7     $57.5      $63.4
    Tax effect on differences:
      Depreciation.........................        0.9      (2.2)       1.1
      Amortization of regulatory assets....        9.9      17.3       31.3
      Investment tax credit amortization...       (7.7)     (0.5)      (0.5)
      State income taxes, net of
        federal benefit....................        1.6       1.0        0.8
      Adjustment for prior years' taxes....         -       (0.9)      (0.6)
      Adjustment to tax asset
        valuation allowance................       (7.4)       -          -
      Other, net...........................       (0.3)      0.4       (6.6)
                                                 -----     -----      -----
    Total income tax expense...............      $40.7     $72.6      $88.9
                                                 =====     =====      =====
    ---------------------------------------------------------------------------

9.  EMPLOYEE BENEFITS

    A. Pension Benefits and Postretirement Benefits Other Than Pensions
       The NU system's subsidiaries, including PSNH, participate in a uniform noncontributory defined benefit retirement plan covering substantially all regular NU system employees. Benefits are based on years of service and employees' highest eligible compensation during 60 consecutive months of employment. PSNH's portion of the NU system's pension (credit)/cost, part of which was (credited)/charged to utility plant, was $(0.5) million in 1999, $(0.1) million in 1998 and $1.3 million in 1997.

       Currently, PSNH annually funds an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and Internal Revenue Code (the Code).

       The NU system companies, including PSNH, also provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees retiring from PSNH who have met specified service requirements. For current employees and certain retirees, the total benefit is limited to two times the 1993 per retiree health care cost. These costs are charged to expense over the future estimated work life of the employee. PSNH annually funds postretirement costs through external trusts with amounts that have been rate-recovered and which also are tax deductible under the Code.

       Pension and trust assets are invested primarily in domestic and international equity securities and bonds.

       The following table represents information on the plans' benefit obligation, fair value of plan assets, and the respective plans' funded status:

-------------------------------------------------------------------------------
                                                At December 31,
-------------------------------------------------------------------------------
                                 Pension Benefits     Postretirement Benefits
(Millions of Dollars)            1999        1998        1999          1998
-------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation
  at beginning of year......... $(201.0)   $(188.0)     $(50.1)       $(46.6)
Service cost...................    (4.9)      (4.3)       (1.0)         (0.9)
Interest cost..................   (14.3)     (13.2)       (3.6)         (3.4)
Plan amendment.................   (11.2)        -           -             -
Transfers......................     0.5       (0.7)         -             -
Actuarial gain/(loss)..........    19.1       (5.0)       (1.5)         (2.8)
Benefits paid..................    10.3       10.2         5.0           3.6
-------------------------------------------------------------------------------
Benefit obligation
  at end of year............... $(201.5)   $(201.0)     $(51.2)       $(50.1)
-------------------------------------------------------------------------------
Change in plan assets
Fair value of plan assets
  at beginning of year......... $ 213.2    $ 195.6      $ 27.3        $ 22.9
Actual return on plan assets...    30.4       27.1         3.4           3.2
Employer contribution..........      -          -          4.9           4.8
Benefits paid..................   (10.3)     (10.2)       (5.0)         (3.6)
Transfers......................     0.5        0.7          -             -
-------------------------------------------------------------------------------
Fair value of plan assets
  at end of year............... $ 233.8    $ 213.2      $ 30.6        $ 27.3
-------------------------------------------------------------------------------
Funded status at December 31... $  32.3    $  12.2      $(20.6)       $(22.8)
Unrecognized transition
  obligation...................     3.3        3.7        38.2          41.2
Unrecognized prior
  service cost.................    16.9        7.0          -             -
Unrecognized net gain..........   (98.0)     (68.9)      (17.6)        (18.4)
-------------------------------------------------------------------------------
Accrued benefit cost........... $ (45.5)   $ (46.0)     $   -         $   -
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

    The components of net periodic benefit (credit)/cost are:

-------------------------------------------------------------------------------
                                       For the Years Ended December 31,
-------------------------------------------------------------------------------
                                 Pension Benefits      Postretirement Benefits
(Millions of Dollars)         1999     1998    1997    1999    1998    1997
-------------------------------------------------------------------------------
Service cost..............   $  4.9   $  4.3  $  4.0   $ 1.0   $ 0.9   $ 0.8
Interest cost.............     14.3     13.2    13.4     3.6     3.4     3.4
Expected return on
  plan assets.............    (17.7)   (15.6)  (13.9)   (2.1)   (1.8)   (1.4)
Amortization of
  unrecognized
  transition
  obligation..............      0.3      0.3     0.3     2.9     2.9     2.9
Amortization of
  prior service cost......      1.3      0.5     0.5      -       -       -
Amortization of
  actuarial gain..........     (3.6)    (2.8)   (2.0)     -       -       -
Other amortization, net...       -        -       -     (0.5)   (0.5)   (0.8)
Settlements...............       -        -     (1.0)     -       -       -
-------------------------------------------------------------------------------
Net periodic benefit
  (credit)/cost...........   $ (0.5)  $ (0.1) $  1.3   $ 4.9   $ 4.9   $ 4.9
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
-------------------------------------------------------------------------------

       Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

-------------------------------------------------------------------------------
                                         One Percentage       One Percentage
(Millions of Dollars)                    Point Increase       Point Decrease
-------------------------------------------------------------------------------
Effect on total service and
 interest cost components............         $0.3                $(0.3)
Effect on postretirement
 benefit obligation..................         $3.3                $(3.0)
-------------------------------------------------------------------------------

       The trust holding the health plan assets is subject to federal income taxes.

    B. Employee Stock Ownership Plan
       In June 1999, PSNH paid NU parent $10.6 million for NU shares issued from 1992 through 1998 on behalf of their employees in accordance with NU's 401(k) plan. Each operating company, including PSNH, appropriately charged retained earnings for this payment, as compensation expense had already been recorded in the respective years at the fair market value of the shares allocated.

10. COMMITMENTS AND CONTINGENCIES

    A. Restructuring
       In August 1999, NU, PSNH and the state of New Hampshire signed a Settlement Agreement intended to settle a number of pending regulatory and court proceedings related to PSNH. Parties to the agreement included the governor of New Hampshire, the Governor's Office of Energy and Community Service, the New Hampshire attorney general, certain members of the staff of the NHPUC, PSNH and NU. The Settlement Agreement was submitted to the NHPUC on August 2, 1999 and is awaiting approval. If approved by the NHPUC, the Settlement Agreement would resolve 11 NHPUC dockets and PSNH's federal lawsuit which had enjoined the state of New Hampshire from implementing its restructuring legislation, would require PSNH to write off $225 million after-tax of its stranded costs and would allow for the recovery of the remaining amount. Also, implementation of the Settlement Agreement is contingent upon securitization. Securitization requires the initial approval of the NHPUC and final approval from the New Hampshire Legislature via enactment of appropriate legislation. Other approvals are also required from various federal and state regulatory agencies and financial lenders. Under the terms of the Settlement Agreement, on the effective date, PSNH's rates will be reduced from current levels by an average of
       18.3 percent. Due to the number of approvals required and still pending to implement the Settlement Agreement, management continues to believe the application of SFAS No. 71 is appropriate for PSNH at this time.

       The Settlement Agreement also requires PSNH to sell its generation assets and certain power contracts, including PSNH's current purchased-power contracts with NAEC for the output from Seabrook. The net proceeds from all sales will be used to recover a portion of PSNH's stranded costs. The sales would be accomplished through an auction process subject to approval by the NHPUC. Following the divestiture, the transmission and distribution portion of the business will continue to be cost-of-service based.

       Phase I of the proceeding regarding the Settlement Agreement allowed proponents to provide sufficient record for the NHPUC to compare the Settlement Agreement to a range of reasonable outcomes in the other associated dockets. The NHPUC also determined during Phase I that the Con Edison merger is relevant to the Settlement Agreement and intervening parties should have discovery in Phase II to evaluate the impact of the merger on the Settlement Agreement. Phase II allowed opponents to file testimony concerning the Settlement Agreement and then allowed proponents to conduct discovery and file rebuttal testimony.
       A decision on the Settlement Agreement is expected in the first quarter of 2000.

    B. Environmental Matters
       The NU system, including PSNH, is subject to environmental laws and regulations intended to mitigate or remove the effect of past operations and improve or maintain the quality of our environment. As such, the NU system and PSNH have active environmental auditing and training programs and believe they are in compliance with the current laws and regulations.

       However, the normal course of operations may necessarily involve activities and substances that expose PSNH to potential liabilities of which management cannot determine the outcome. Additionally, management cannot determine the outcome for liabilities that may be imposed for past acts, even though such past acts may have been lawful at the time they occurred. Management does not believe, however, that this will have a material impact on PSNH's financial statements.

       Based upon currently available information for the estimated remediation costs as of December 31, 1999 and 1998, the liability recorded by PSNH for its estimated environmental remediation costs amounted to $9.5 million and $7.9 million, respectively.

    C. Spent Nuclear Fuel Disposal Costs
       Under the Nuclear Waste Policy Act of 1982, PSNH must pay the DOE for the disposal of spent nuclear fuel and high-level radioactive waste.
       The DOE is responsible for the selection and development of repositories for, and the disposal of, spent nuclear fuel and high-level radioactive waste. Fees for nuclear fuel burned are billed currently to customers and paid to the DOE on a quarterly basis.

    D. Nuclear Insurance Contingencies
       Insurance policies covering PSNH's ownership share of the NU system's nuclear facilities have been purchased for the primary cost of repair, replacement or decontamination of utility property, certain extra costs incurred in obtaining replacement power during prolonged accidental outages and the excess cost of repair, replacement or decontamination or premature decommissioning of utility property.

       PSNH is subject to retroactive assessments if losses under those policies exceed the accumulated funds available to the insurer. The maximum potential assessments, including costs resulting from PSNH's contracts with NAEC, with respect to losses arising during the current policy year for the primary property insurance program, the replacement power policies and the excess property damage policies are $0.2 million, $1.2 million and $4.1 million, respectively. In addition, insurance has been purchased in the aggregate amount of $200 million on an industry basis by the NU system for coverage of worker claims.

       Under certain circumstances, in the event of a nuclear incident at one of the nuclear facilities covered by the federal government's third-party liability indemnification program, the NU system, including PSNH, could be assessed liabilities in proportion to its ownership interest in each of its nuclear units up to $83.9 million. The NU system's payment of this assessment would be limited to, in proportion to its ownership interest in each of its nuclear units, $10 million in any one year per nuclear unit. In addition, if the sum of all claims and costs from any one nuclear incident exceeds the maximum amount of financial protection, the NU system would be subject to an additional 5 percent or $4.2 million liability, in proportion to its ownership interests in each of its nuclear units. Under the terms of the Seabrook Power Contracts, PSNH could be obligated to pay for any assessment charged to NAEC as a cost of service. Based upon its ownership interest in Millstone 3 and NAEC's ownership interest in Seabrook, PSNH's maximum liability, including any additional assessments, would be $33.8 million per incident, of which payments would be limited to $3.9 million per year. In addition, through purchased-power contracts with VYNPC, PSNH would be responsible for up to an additional assessment of $3.5 million per incident, of which payments would be limited to $0.3 million per year.

    E. Construction Program
       PSNH currently forecasts construction expenditures of $314.3 million for the years 2000-2004, including $51.6 million for 2000. PSNH estimates that nuclear fuel requirements for its share of Millstone 3 will be $3.2 million for the years 2000-2004, including $1.2 million for 2000.

    F. Long-Term Contractual Arrangements
       Yankee Companies: The NU system companies relied on VYNPC for 1.5 percent of their capacity under long-term contracts. Under the terms of its agreement, PSNH paid its ownership (or entitlement) shares of costs, which included depreciation, O&M expenses, taxes, the estimated cost of decommissioning, and a return on invested capital. These costs were recorded as purchased-power expenses and recovered through PSNH's rates. PSNH's cost of purchases under contracts with VYNPC amounted to $7.5 million in 1999, $7 million in 1998 and $6.2 million in 1997. VYNPC has agreed to sell its nuclear unit. Upon completion of the sale, this long-term contract will be terminated.

       Nonutility Generators (NUGs): PSNH is obligated under various arrangements for the purchase of capacity and energy from NUGs. For the years ended December 31, 1999 and 1998, 13 percent and for the year ended December 31, 1997, 14 percent, of NU system electricity requirements were met by NUGs. PSNH's total cost of purchases under these arrangements amounted to $139.8 million in 1999, $139.1 million in 1998 and $133.1 million in 1997. The company expects to renegotiate the terms of these contracts through either a contract buydown or buyout. The company expects any payments to the NUGs as a result of any successful renegotiations to be recovered from the company's customers.

       Hydro-Quebec: Along with other New England utilities, PSNH has entered into an agreement to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. PSNH is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M expenses and capital costs of those facilities.

       New Hampshire Electric Cooperative (NHEC): PSNH entered into a buy-back agreement to purchase the capacity and energy of the NHEC's share of Seabrook and to pay all of NHEC's Seabrook costs for a 10-year period, which began on July 1, 1990. The total cost of purchases under this agreement was $33 million in 1999, $29.7 million in 1998 and $23.4 million in 1997. These costs are recoverable through the FPPAC. The estimated annual cost of this agreement for year 2000 was $14.6 million.

       Estimated Annual Costs: The estimated annual costs of PSNH's significant long-term contractual arrangements, absent the effects of any contract terminations or buydowns are as follows:

       ------------------------------------------------------------------------
                                 2000     2001      2002      2003      2004
       ------------------------------------------------------------------------
                                           (Millions of Dollars)

       VYNPC.................  $  3.5    $  0.5    $  0.5    $  0.5    $  0.5
       NUGs..................   145.1     150.0     154.6     159.3     163.7
       Hydro-Quebec..........     9.7       9.4       9.2       8.9       8.6
       ------------------------------------------------------------------------

    G. New England Power Pool (NEPOOL) Generation Pricing
       Disputes with respect to interpretation and implementation of the NEPOOL market rules have arisen with respect to various competitive product markets. In certain cases, PSNH stands to gain as a result of resolution of such disputes. In other cases, PSNH could incur additional costs as the result of resolution of the disputes. The various disputes are in various stages of resolution through alternative dispute resolution and regulatory review. It is too early to tell the level of potential gain or loss that may result upon resolution of these issues.

    H. Deferred Receivable from Affiliated Company
       At the time PSNH emerged from bankruptcy on May 16, 1991, in accordance with the phase-in under the Rate Agreement, it began to accrue a deferred return on a portion of its Seabrook investment. From May 16, 1991, to the Acquisition Date, PSNH accrued a deferred return of $50.9 million. On the Acquisition Date, PSNH sold the $50.9 million deferred return to NAEC as part of the Seabrook-related assets.

       At the time PSNH transferred the deferred return to NAEC, it realized, for income tax purposes, a gain that was deferred under the consolidated income tax rules. Beginning December 1, 1997, the gain is being amortized into income for income tax purposes, as the deferred return of $50.9 million, and the associated income taxes of $32.9 million, are being collected by NAEC through the Seabrook Power Contracts. As NAEC recovers the $32.9 million in years eight through ten of the Rate Agreement, corresponding payments are being made to PSNH. The balance of the deferred receivable from NAEC at December 31, 1999 and 1998, was $13 million and $22.7 million, respectively.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS
    The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

    Cash and cash equivalents: The carrying amounts approximate fair value due to the short-term nature of cash and cash equivalents.

    Supplemental Executive Retirement Plan (SERP) Investments: PSNH's portion of the investments held for the benefit of the SERP are recorded at fair value. The investments having a cost basis of $0.3 million held for benefit of the SERP were recorded at their fair market values at December 31, 1999 and 1998, of $2.2 million.

    Nuclear decommissioning trusts: PSNH's portion of the investments held in the NU system companies' nuclear decommissioning trusts were marked-to-market by $2.2 million as of December 31, 1999, and $1.6 million as of December 31, 1998, with corresponding offsets to the accumulated provision for depreciation. The amounts adjusted in 1999 and 1998 represent cumulative net unrealized gains. The cumulative gross unrealized holding losses were immaterial for both 1999 and 1998.

    Preferred stock and long-term debt: The fair value of PSNH's fixed-rate securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value. The carrying amounts of PSNH's financial instruments and the estimated fair values are as follows:


    --------------------------------------------------------------------------
                                                 At December 31, 1999
    --------------------------------------------------------------------------
                                                Carrying          Fair
    (Millions of Dollars)                       Amount            Value
    --------------------------------------------------------------------------
    Preferred stock subject
       to mandatory redemption.................  $ 50.0          $ 52.0

    Other long-term debt.......................   516.5           517.4
    --------------------------------------------------------------------------


    --------------------------------------------------------------------------
                                                 At December 31, 1998
    --------------------------------------------------------------------------
                                                Carrying          Fair
    (Millions of Dollars)                       Amount            Value
    --------------------------------------------------------------------------
    Preferred stock subject
       to mandatory redemption.................  $ 75.0          $ 78.0

    Other long-term debt.......................   516.5           535.4
    --------------------------------------------------------------------------

12. OTHER COMPREHENSIVE INCOME
    The accumulated balance for each other comprehensive income item is as follows:

    ---------------------------------------------------------------------------
                                                      Current
                                       December 31,   Period     December 31,
                                          1998        Change         1999
    ---------------------------------------------------------------------------
    (Thousands of Dollars)
    ---------------------------------------------------------------------------
    Unrealized gains on securities....   $1,198         $70         $1,268
    Minimum pension liability
     adjustments......................     (194)          -           (194)
    ---------------------------------------------------------------------------
    Accumulated other
      comprehensive income............   $1,004         $70         $1,074
    ---------------------------------------------------------------------------

    ---------------------------------------------------------------------------
                                                      Current
                                       December 31,   Period     December 31,
                                          1997        Change         1998
    ---------------------------------------------------------------------------
    (Thousands of Dollars)
    ---------------------------------------------------------------------------
    Unrealized gains on securities....    $ -         $1,198        $1,198
    Minimum pension liability
     adjustments......................      -           (194)         (194)
    ---------------------------------------------------------------------------
    Accumulated other
      comprehensive income............    $ -         $1,004        $1,004
    --------------------------------------------------------------------------

    The changes in the components of other comprehensive income are reported net of the following income tax effects:

    ---------------------------------------------------------------------------
    (Thousands of Dollars)                    1999         1998         1997
    ---------------------------------------------------------------------------
    Unrealized gains on securities.......     $ 39        $(660)        $ -
    Minimum pension liability
      adjustments........................      -            107           -
    ---------------------------------------------------------------------------
    Other comprehensive income...........     $ 39        $(553)        $ -
    ---------------------------------------------------------------------------

13. SEGMENT INFORMATION
    Effective January 1, 1999, the NU system companies, including PSNH, adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The NU system is organized between regulated utilities and unregulated energy services. PSNH is included in the regulated utilities segment of the NU system and has no other reportable segments.

14. MERGER AGREEMENT WITH CON EDISON
    On October 13, 1999, NU and Con Edison announced that they have agreed to a merger to combine the two companies. The shareholders of NU will receive $25 per share in a combination of cash and Con Edison common stock.

    NU shareholders also have the right to receive an additional $1 per share if a definitive agreement to sell its interests (other than that now held by PSNH) in Millstone 2 and 3 is entered into and recommended by the Utility Operations and Management Unit of the Connecticut Department of Public Utility Control on or prior to the later of December 31, 2000, or the closing of the merger. Further, the value of the amount of cash or common stock to be received by NU shareholders is subject to increase by an amount of $0.0034 per share per day for each day that the transaction does not close after August 5, 2000.

    Upon completion of the merger, NU will become a wholly owned subsidiary of Con Edison. The purchase is subject to the approval of the shareholders of both companies and several regulatory agencies. The companies anticipate that these regulatory procedures can be completed by July
    2000.


Public Service Company of New Hampshire
-----------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA                     1999          1998         1997          1996           1995
-----------------------------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
-----------------------------------------------------------------------------------------------------------
Operating Revenues.....................  $1,160,572    $1,087,247   $1,108,459    $1,110,169    $  979,971

Operating Income.......................     124,605       131,199      144,024       155,758       155,628

Net Income.............................      84,209        91,686       92,172        97,465        83,255

Cash Dividends on Common Stock.........        -             -          85,000        52,000        52,000

Total Assets...........................   2,622,433     2,681,595    2,837,159     2,851,212     2,920,487

Long-Term Debt(a)......................     516,485       516,485      686,485       686,485       858,985

Preferred Stock Subject to
  Mandatory Redemption (a).............      50,000        75,000      100,000       125,000       125,000

Obligations Under Seabrook Power
  Contracts and Other Capital
  Leases (a)...........................     726,153       842,223      921,813       914,617       915,288

-----------------------------------------------------------------------------------------------------------
QUARTERLY FINANCIAL DATA (Unaudited)
-----------------------------------------------------------------------------------------------------------
                                                                 Quarter Ended
-----------------------------------------------------------------------------------------------------------
1999                                        March 31     June 30             September 30     December 31
-----------------------------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)

Operating Revenues.....................     $286,799     $286,824              $310,739         $276,210
                                            ========     ========              ========         ========
Operating Income.......................     $ 35,449     $ 29,419              $ 34,666         $ 25,071
                                            ========     ========              ========         ========
Net Income.............................     $ 25,281     $ 20,695              $ 25,584         $ 12,649
                                            ========     ========              ========         ========

-----------------------------------------------------------------------------------------------------------
1998
-----------------------------------------------------------------------------------------------------------
Operating Revenues.....................     $261,745     $250,784              $286,614         $288,104
                                            ========     ========              ========         ========
Operating Income.......................     $ 18,769     $ 42,406              $ 37,434         $ 32,590
                                            ========     ========              ========         ========
Net Income.............................     $  6,791     $ 31,601              $ 29,892         $ 23,402
                                            ========     ========              ========         ========

(a) Includes portions due within one year.



Public Service Company of New Hampshire

-------------------------------------------------------------------------------
STATISTICS (Unaudited)
-------------------------------------------------------------------------------
                                        Average
         Gross Electric                 Annual
         Utility Plant                  Use Per
         December 31,       kWh       Residential    Electric
        (Thousands of      Sales       Customer      Customers     Employees
         Dollars)(a)     (Millions)     (kWh)       (Average)    December 31,
-------------------------------------------------------------------------------
1999     $2,283,187        12,832        6,665        427,694        1,258
1998      2,302,254        12,579        6,347        421,602        1,265
1997      2,312,628        13,340        6,528        407,642        1,254
1996      2,382,009        13,601        6,567        407,082        1,279
1995      2,469,474        11,001        6,524 (b)    406,077        1,339

(a) Includes unamortized acquisition costs.

(b) Effective January 1, 1996, the amounts shown reflect billed and unbilled sales. The 1995 amounts have been restated to reflect this change.