Form 10-K, Exhibit 13
period 1999-12-31
NORTHEAST UTILITIES SYSTEM; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 2000-03-27
CIK 72741, 23426, 106170, 315256, 880416

1999 Annual Report

           Western Massachusetts Electric Company and Subsidiary

                                   Index


Contents                                                                Page
--------                                                                ----

Management's Discussion and Analysis of Financial
  Condition and Results of Operations...............................      1

Report of Independent Public Accountants............................     11

Consolidated Statements of Income...................................     13

Consolidated Statements of Comprehensive Income.....................     13

Consolidated Balance Sheets.........................................   14-15

Consolidated Statements of Common Stockholder's Equity..............     16

Consolidated Statements of Cash Flows...............................     17

Notes to Consolidated Financial Statements..........................     18

Selected Consolidated Financial Data................................     41

Consolidated Quarterly Financial Data (Unaudited)...................     41

Consolidated Statistics (Unaudited).................................     42

Preferred Stockholder and Bondholder Information.................... Back Cover



Western Massachusetts Electric Company and Subsidiary

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Condition

Overview
The financial improvement that began in 1998 continued throughout 1999 at Western Massachusetts Electric Company (WMECO or the company), an operating subsidiary of Northeast Utilities (NU) and part of the Northeast Utilities system (NU system), despite a rate reduction in Massachusetts. WMECO's results benefited from the successful restart of the Millstone 2 nuclear unit, the strong operating performance delivered by the Millstone 3 nuclear unit, retail sales growth, and continued control over operation and maintenance (O&M) expenses. A rate reduction reduced the positive impacts of these items.

During 1999, WMECO resolved key industry restructuring issues by receiving final approval of a restructuring plan in Massachusetts. The auction of substantially all of the fossil and hydroelectric generation assets owned by WMECO and the auction of its respective interest in the output of the Millstone units, moved WMECO along in its transition into a purely electric transmission and distribution company, as contemplated by restructuring legislation in Massachusetts.

WMECO earned $2.9 million in 1999, compared with a loss of $9.6 million in 1998 and a loss of $27.5 million in 1997. The 1999 results included after-tax write-offs associated with the settlement of nuclear related issues and industry restructuring totaling $27.9 million. During 1998, WMECO's results included write-offs associated with the retirement of Millstone 1 totaling $26.7 million.

In 1999, WMECO's revenues increased to $414.2 million, up 5.3 percent from revenues of $393.3 million in 1998. The growth was primarily due to a 3.6 percent increase in retail sales. That growth was due to weather related factors that included a hotter than normal summer. The balance of that increase was due to economic expansion in WMECO's service territory. A retail rate reduction offset some of the growth in revenues. WMECO's rates were reduced a total of 15 percent from its August 1997 rates, 11.8 percent adjusted for inflation, between March 1998 and September 1999.

Aside from increased revenues, the primary reason for better operating performance in 1999 was the return to service from extended outages of Millstone 3 in July 1998 and Millstone 2 in May 1999.

WMECO's ability to continue improving financial performance in 2000 will depend largely on continued sales growth and on successful control of O&M expenses. WMECO also hopes to complete in 2000 the majority of restructuring work remaining, primarily the issuance of rate reduction bonds (securitization) to lower stranded costs, and the auction of WMECO's ownership interests in the Millstone units.

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

Also in 1999, NU management concluded that the NU system would be stronger and customers could be better served if NU reentered the natural gas distribution business that it had exited in 1989 and examined several potential businesses in New England. By adding gas to NU's energy mix, NU will be able to broaden its services to its existing customers and NU will have additional opportunities for long-term growth. In June 1999, NU announced an agreement to merge with Yankee Energy System, Inc. (Yankee). The merger will return to NU Connecticut's largest natural gas distribution system, as well as several unregulated businesses involved in energy services, collections and other areas. The Yankee merger received Yankee shareholder approval in October 1999, final Connecticut Department of Public Utility Control (DPUC) approval in December 1999 and Securities and Exchange Commission (SEC) approval in January 2000. The merger closed on March 1, 2000.

Liquidity

Net cash flows provided by operations decreased to $2.1 million, compared to $27.6 million in 1998 and $27.7 million in 1997. The impacts of strong sales growth, improved nuclear performance and continued control of O&M expenses were offset by the termination of its accounts receivable financing arrangement.

In July 1999, WMECO sold 290 megawatts (MW) of fossil and hydroelectric generation assets with an affiliate of Con Edison. Proceeds from the sale were $48.5 million.

Proceeds from the generation asset sale are included in net cash flows provided by investing activities. Including construction expenditures and investments in nuclear decommissioning trusts, net cash flows provided by investing activities were $22.9 million in 1999, compared with net cash flows used in investing activities of $34.8 million in 1998 and $36.7 million in 1997.

Positive operating cash flows and the proceeds from the generation asset sale enabled WMECO to reduce its outstanding debt. As of December 31, 1999, WMECO's total debt level, including capital lease obligations, was $452.7 million, compared with $474.3 million as of December 31, 1998, and $458.9 million as of December 31, 1997.

The net cash flows used in financing activities were $24.1 million in 1999, compared to net cash flows provided by financing activities of $7.2 million in 1998 and $9.1 million in 1997. This included $102.4 million paid in 1999 to retire long-term debt and preferred stock, compared to $11.3 million in 1998 and $14.7 million in 1997. There were no cash dividends on common shares paid in 1999 and 1998 and $15 million in 1997. Payments made for preferred stock dividends were $3.3 million, $3 million and $3.1 million for 1999, 1998 and 1997, respectively.

WMECO's access to capital also benefited from the strong operating performance at Millstone 2 and 3 and the announced merger with Con Edison. During 1999, WMECO's securities received several upgrades from three credit rating agencies. WMECO's senior secured bonds achieved investment grade ratings for the first time since early 1997. At year end, all securities were under review for possible upgrades, or on "credit watch" with positive implications by Standard & Poor's, Moody's Investors Service and Fitch IBCA.

The rating agency upgrades benefited WMECO's efforts to broaden its credit lines. On November 19, 1999, WMECO and The Connecticut Light and Power Company (CL&P) entered into a new 364-day revolving credit facility for $500 million, replacing the previous $313.75 million facility which was to expire on November 21, 1999. The revolving credit facility, which is secured by second mortgages on Millstone 2 and 3, will be used to bridge gaps in working capital and provide short-term liquidity. WMECO may draw up to $200 million under the facility. Once WMECO receives the proceeds from securitization, the $500 million facility will be reduced to $300 million, with a $100 million limit for WMECO. As of December 31, 1999, WMECO had $123 million outstanding under this facility.

For further information regarding the WMECO and CL&P revolving credit facility, see Note 3, "Short-Term Debt," to the consolidated financial statements.

Previously, WMECO also had arranged financing through the sale of its accounts receivable. WMECO terminated its $40 million accounts receivable credit facility on June 30, 1999.

During 2000, WMECO hopes to receive regulatory approval to begin the process of securitizing its approved stranded costs. Securitization involves issuing rate reduction bonds with interest rates lower than the company's weighted average cost of capital. Proceeds from securitization will be used to significantly reduce the capitalization of WMECO and buydown its remaining purchased-power contract with a nonutility generator.

Restructuring

During 1999, Massachusetts made significant progress in resolving industry restructuring issues. Restructuring orders issued in Massachusetts allowed WMECO to determine the impacts of discontinuing Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," for the generation portion of WMECO's business. The transmission and distribution portion of that business will continue to be cost-of-service regulated. In addition, the restructuring orders provided for a transition charge which allows for the recovery of WMECO's generation-related regulatory assets and prudently incurred stranded costs.

Massachusetts enacted electric utility restructuring legislation in November 1997. Based on an interim order approving WMECO's restructuring plan filed in December 1997, WMECO's customers were able to choose an alternative retail electricity supplier beginning on March 1, 1998. In 1999, the Massachusetts Department of Telecommunications and Energy (DTE) issued its final decision on WMECO's restructuring plan. In that decision, the DTE permitted WMECO to recover its generation-related regulatory asset balances and its nuclear decommissioning costs. However, the DTE disallowed any return on Millstone 2 and 3 starting March 1, 1998, until they returned to service and on Millstone 1 for its remaining life. The pretax impact of these disallowances was $41 million. The DTE also approved one-year contracts with the winning bidders of the standard offer and default service supply auction. For further information regarding commitments and contingencies related to the Massachusetts restructuring order, see Note 11A, "Commitments and Contingencies - Restructuring," to the consolidated financial statements.

Generation Asset Divestitures
The Massachusetts restructuring laws required WMECO to divest of its generation assets and utilize substantially all of the net gains from any sales to offset stranded costs. During 1999, WMECO sold its fossil and certain hydroelectric generation assets resulting in a net gain of $22.4 million. A corresponding amount of regulatory assets was amortized. Also during 1999, WMECO signed agreements to transfer certain hydroelectric generation assets to Northeast Generation Company, an unregulated affiliate of NU. This transaction closed on March 14, 2000. In September 1999, NU announced that the Millstone nuclear generation assets of its subsidiaries, WMECO and CL&P, will be put up for auction as soon as practical. For further information regarding commitments and contingencies related to the generation asset divestitures, see Note 11A, "Commitments and Contingencies - Restructuring," to the consolidated financial statements.

Nuclear Generation

Millstone Nuclear Units
Millstone 3 received the appropriate Nuclear Regulatory Commission (NRC) approvals and resumed operation in July 1998. Millstone 2 received similar
NRC approvals and resumed operation in May 1999. Millstone 3 and 2 achieved annual capacity factors of 81.7 percent and 57.9 percent in 1999, respectively. After a 60-day refueling and maintenance outage, Millstone 3 returned to service on June 29, 1999, and has achieved a 98.1 percent capacity factor through December 31, 1999. Since returning to service in May 1999, Millstone 2 has achieved a 90.3 percent capacity factor through December 31, 1999.
NU's total share of O&M expenses associated with Millstone 3 and 2 totaled $261.8 million in 1999, as compared to $323.2 million in 1998 and $406 million in 1997. Millstone 1 is currently in decommissioning status.

An auction of WMECO's ownership interests in the Millstone units is expected in 2000 with a closing in 2001. Based on regulatory decisions received in 1999, management expects to recover all of its nuclear stranded costs through the net gains from generation asset sales and from retail customers.

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

On October 15, 1999, the Vermont Yankee Nuclear Power Corporation (VYNPC) agreed to sell its unit for $22 million to an unaffiliated company. Among other commitments, the acquiring company agreed to assume the decommissioning cost of the unit after it is taken out of service, and the VYNPC owners have agreed to fund the uncollected decommissioning cost to a negotiated amount at the time of the closing of the sale. VYNPC's owners have also agreed either to enter into a new purchased-power agreement with the acquiring company or to buy out such future power payment obligations by making a fixed payment to them. WMECO has elected the buyout option. The VYNPC owners' obligations to close and pay such amounts are conditioned upon their receipt of satisfactory regulatory approval of the transaction, including provision for adequate recovery of these payments.

Nuclear Decommissioning
The staff of the SEC has questioned certain of the current accounting practices of the electric utility industry regarding the recognition, measurement and classification of decommissioning costs for nuclear units in their financial statements.

Currently, the Financial Accounting Standards Board plans to review the accounting for obligations associated with the retirement of long-lived assets, including the decommissioning of nuclear units. If current accounting practices for nuclear decommissioning change, the annual provision for decommissioning could increase relative to 1999, and the estimated cost for decommissioning could be recorded as a liability with recognition of an increase in the cost of the related nuclear unit. However, management does not believe that such a change will have a material impact on WMECO's financial statements due to the current and future ability to recover decommissioning costs through rates.

Spent Nuclear Fuel Disposal Costs
The United States Department of Energy (DOE) originally was scheduled to begin accepting delivery of spent fuel in 1998. However, delays in confirming the suitability of a permanent storage site continually have postponed plans for the DOE's long-term storage and disposal site. Extended delays or a default by the DOE could lead to consideration of costly alternatives. WMECO has the primary responsibility for the interim storage of its spent nuclear fuel. Adequate storage capacity exists to accommodate all spent nuclear fuel at Millstone 1. The facilities for Millstone 2 are expected to provide adequate storage to accommodate a full-core discharge from the reactor until 2005 with the implementation of currently planned modifications. Fuel consolidation, which has been licensed for Millstone 2, could provide adequate storage capacity for its projected life. The facilities for Millstone 3 are expected to provide adequate storage for its projected life with the addition of new storage racks. Meeting spent fuel storage requirements beyond these periods could require new and separate storage facilities. For further information regarding spent nuclear fuel disposal costs, see Note 11D, "Commitments and Contingencies - Spent Nuclear Fuel Disposal Costs," to the consolidated financial statements.

Other Matters

Environmental Matters
WMECO is subject to environmental laws and regulations structured to mitigate or remove the effect of past operations and to improve or maintain the quality of the environment. For further information regarding environmental matters, see Note 11C, "Commitments and Contingencies - Environmental Matters," to the consolidated financial statements.

Other Commitments and Contingencies
WMECO is subject to other commitments and contingencies primarily relating to nuclear litigation, nuclear insurance contingencies, its construction program, long-term contractual arrangements, and the New England Power Pool generation pricing. For further information regarding these commitments and contingencies, see Note 11, "Commitments and Contingencies," to the consolidated financial statements.

Year 2000 Issues
The transition into the year 2000 was a success for the NU system and WMECO. Its mission to provide safe, reliable energy to its customers and to ensure continued operability of critical business functions was not affected by any year 2000 related issues.

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

                                         Income Statement Variances
                                            (Millions of Dollars)

                              1999 over/(under) 1998    1998 over/(under) 1997
                              ----------------------    ----------------------
                                Amount     Percent       Amount     Percent
                                ------     -------       ------     -------
Operating Revenues               $21          5%          $(33)       (8)%

Operating Expenses:
Fuel, purchased and
  net interchange power           21         16            (40)      (24)
Other operation and
  maintenance                    (25)       (14)           (31)      (15)
Depreciation                     (13)       (32)             1         3
Amortization of regulatory
  assets, net                     20         (a)            (1)       (6)
  Federal and state
    income taxes                   9         (a)            16        99
Taxes other than income taxes      1          5              -         -
Gain on sale of utility plant    (22)         -              -         -
Operating income                  22         (a)            20        (a)

Equity in earnings
  regional nuclear
  generating companies           (1)        (76)             -         -
Nuclear unrecoverable costs     (18)          -              -         -
Other, net                       (2)        (90)            (1)      (72)
Interest charges, net            (4)        (12)             2         8
Net Income                       12          (a)            18        65

(a) Percentage greater than 100.


Operating Revenues
Operating revenues increased by $21 million or 5 percent in 1999, due to higher wholesale and retail revenues. Wholesale revenues increased ($17 million) due to higher energy sales and related capacity and transmission revenues. Retail revenues increased by $4 million due to the retail kilowatt-hour sales increase of 3.6 percent which increased revenues by $16 million and was partially offset by the retail rate decrease in 1998 ($12 million).

Operating revenues decreased in 1998, primarily due to a 10 percent retail rate decrease in 1998, partially offset by higher retail sales. Retail kilowatt-hour sales were 1.3 percent higher than 1997.

Fuel, Purchased and Net Interchange Power
Fuel, purchased and net interchange power expense increased in 1999, primarily due to a reversal of fuel expense deferrals which were recorded in other O&M expenses as a result of the WMECO restructuring order, partially offset by lower replacement power costs.

Fuel, purchased and net interchange power expense decreased in 1998, primarily due to lower replacement power costs as a result of the return to service of Millstone 3 and lower capacity charges from the Connecticut Yankee Atomic Power Company and MYAPC ($10 million).

Other Operation and Maintenance
Other O&M expenses decreased in 1999, primarily due to lower costs at the Millstone units ($17 million), deferrals associated with the restructuring order ($5 million), and lower fossil and hydroelectric O&M costs ($4 million), partially offset by higher transmission expenses ($4 million).

Other O&M expenses decreased in 1998, primarily due to lower costs at the Millstone units.

Depreciation
Depreciation decreased in 1999, primarily due to lower rates utilized in 1999 as a result of the 1999 restructuring orders and the retirement of Millstone 1.

The change in depreciation in 1998 was not significant.

Amortization of Regulatory Assets, Net
Amortization of regulatory assets, net increased in 1999, primarily due to increased amortization associated with the gain on the sale of fossil and hydroelectric generation assets ($13 million), the amortization of the Millstone 1 investment ($5 million) and the reclassification of the depreciation on the nuclear plants transferred to regulatory assets
($4 million).

The change in amortization of regulatory assets, net in 1998 was not significant.

Federal and State Income Taxes
Federal and state income taxes increased in 1999, primarily due to higher book taxable income.

Federal and state income taxes increased in 1998, primarily due to higher book taxable income.

Gain on Sale of Utility Plant
WMECO recorded a gain on the sale of its fossil and hydroelectric generation assets in 1999. A corresponding amount of amortization expense was recorded.

Nuclear Unrecoverable Costs
Nuclear unrecoverable costs in 1999 are comprised of one-time charges related to the return disallowed on Millstone 1 unrecovered plant from March 1998 forward ($11 million), the settlement of Millstone 3 owner litigation, net of insurance proceeds ($5 million) and the disallowed Millstone 1 plant per the Massachusetts restructuring order ($2 million).

Interest Charges
Interest charges decreased in 1999, primarily due to lower interest on long-term debt outstanding.

The change in interest charges in 1998 was not significant.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
   of Western Massachusetts Electric Company:

We have audited the accompanying consolidated balance sheets of Western Massachusetts Electric Company (a Massachusetts corporation and a wholly owned subsidiary of Northeast Utilities) and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, common stockholder's equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Massachusetts Electric Company and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                  /s/ ARTHUR ANDERSEN LLP
                                      ARTHUR ANDERSEN LLP



Hartford, Connecticut
January 25, 2000




WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31,                   1999      1998       1997
------------------------------------------------------------------------------
                                                     (Thousands of Dollars)

Operating Revenues............................. $414,231  $393,322   $426,447
                                                --------- ---------  ---------
Operating Expenses:
  Operation -
     Fuel, purchased and net interchange power.  151,714   130,401    170,867
     Other.....................................  101,842   117,663    123,508
  Maintenance..................................   47,586    56,622     81,466
  Depreciation.................................   27,771    40,901     39,753
  Amortization of regulatory assets, net.......   26,488     6,016      6,428
  Federal and state income taxes...............   18,849     2,109    (15,142)
  Taxes other than income taxes................   20,677    19,756     19,316
  Gain on sale of utility plant................  (22,437)     -          -
                                                --------- ---------  ---------
        Total operating expenses...............  372,490   373,468    426,196
                                                --------- ---------  ---------
Operating Income...............................   41,741    19,854        251
                                                --------- ---------  ---------

Other (Loss)/Income:
  Equity in earnings of regional nuclear
    generating companies.......................      407     1,699      1,524
  Nuclear unrecoverable costs..................  (18,035)     -          -
  Other, net...................................   (3,618)   (1,905)    (1,106)
  Income taxes.................................    9,906     2,198      1,026
                                                --------- ---------  ---------
        Other (loss)/income, net...............  (11,340)    1,992      1,444
                                                --------- ---------  ---------
        Income before interest charges.........   30,401    21,846      1,695
                                                --------- ---------  ---------

Interest Charges:
  Interest on long-term debt...................   24,255    28,027     26,046
  Other interest...............................    3,259     3,398      3,109
                                                --------- ---------  ---------
        Interest charges, net..................   27,514    31,425     29,155
                                                --------- ---------  ---------

Net Income/(Loss).............................. $  2,887  $ (9,579)  $(27,460)
                                                ========= =========  =========


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Net Income/(Loss).............................. $  2,887  $ (9,579)  $(27,460)
                                                --------- ---------  ---------
Other comprehensive income, net of tax:
Unrealized gains on securities.................       10       183       -
Minimum pension liability adjustments..........     -          (33)      -
                                                --------- ---------  ---------
   Other comprehensive income, net of tax......       10       150       -
                                                --------- ---------  ---------
Comprehensive Income/(Loss).................... $  2,897  $ (9,429)  $(27,460)
                                                ========= =========  =========

The accompanying notes are an integral part of these financial statements.






WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

---------------------------------------------------------------------------------------
AT DECEMBER 31,                                                  1999          1998
---------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)

ASSETS
------
Utility Plant, at original cost:
  Electric................................................  $  1,175,954   $ 1,221,257

     Less: Accumulated provision for depreciation.........       813,978       517,401
                                                            -------------  ------------
                                                                 361,976       703,856
  Construction work in progress...........................        21,181        14,858
  Nuclear fuel, net.......................................        18,880        19,931
                                                            -------------  ------------
      Total net utility plant.............................       402,037       738,645
                                                            -------------  ------------

Other Property and Investments:
  Nuclear decommissioning trusts, at market...............       144,567       125,598
  Investments in regional nuclear generating
   companies, at equity...................................        14,723        15,440
  Other, at cost..........................................         6,232         7,322
                                                            -------------  ------------
                                                                 165,522       148,360
                                                            -------------  ------------
Current Assets:
  Cash....................................................           950           106
  Investments in securitizable assets.....................          -           21,865
  Receivables, less the accumulated provision for
   uncollectible accounts of $1,640 in 1999
   and $50 in 1998.......................................         31,692           862
  Accounts receivable from affiliated companies...........         3,918         4,188
  Taxes receivable........................................         1,912        14,255
  Accrued utility revenues................................        13,485           -
  Fuel, materials, and supplies, at average cost..........         3,097         5,053
  Prepayments and other...................................        30,119        25,920
                                                            -------------  ------------
                                                                  85,173        72,249
                                                            -------------  ------------

Deferred Charges:
  Regulatory assets.......................................       594,800       322,435
  Unamortized debt expense................................         1,926         2,298
  Other...................................................         4,146         3,695
                                                            -------------  ------------
                                                                 600,872       328,428
                                                            -------------  ------------

      Total Assets........................................  $  1,253,604   $ 1,287,682
                                                            =============  ============

The accompanying notes are an integral part of these financial statements.





WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

---------------------------------------------------------------------------------------
AT DECEMBER 31,                                                  1999          1998
---------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)

CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock, $25 par value - 1,072,471 shares
   authorized and outstanding in 1999 and 1998............  $     26,812   $    26,812
  Capital surplus, paid in................................       171,691       151,431
  Retained earnings.......................................        38,712        46,003
  Accumulated other comprehensive income..................           160           150
                                                            -------------  ------------
           Total common stockholder's equity..............       237,375       224,396
  Preferred stock not subject to mandatory redemption.....        20,000        20,000
  Preferred stock subject to mandatory redemption.........        16,500        18,000
  Long-term debt..........................................       290,279       349,314
                                                            -------------  ------------
           Total capitalization...........................       564,154       611,710
                                                            -------------  ------------
Obligations Under Capital Leases..........................         8,106        12,129
                                                            -------------  ------------
Current Liabilities:
  Notes payable to banks..................................       123,000        20,000
  Notes payable to affiliated company.....................         9,400        30,900
  Long-term debt and preferred stock - current portion....         1,500        41,500
  Obligations under capital leases - current portion......        21,866        21,964
  Accounts payable........................................        12,974        17,952
  Accounts payable to affiliated companies................         3,208        12,866
  Accrued taxes...........................................           589         1,264
  Accrued interest........................................         6,046         8,030
  Other...................................................        14,384         6,831
                                                            -------------  ------------
                                                                 192,967       161,307
                                                            -------------  ------------


Deferred Credits and Other Long-term Liabilities:
  Accumulated deferred income taxes.......................       242,942       248,985
  Accumulated deferred investment tax credits.............        19,765        21,895
  Decommissioning obligation - Millstone 1................       136,130       131,500
  Deferred contractual obligations........................        63,701        74,534
  Other...................................................        25,839        25,622
                                                            -------------  ------------
                                                                 488,377       502,536
                                                            -------------  ------------

           Total Capitalization and Liabilities...........  $  1,253,604   $ 1,287,682
                                                            =============  ============

The accompanying notes are an integral part of these financial statements.



WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY


--------------------------------------------------------------------------------------------------------
                                                                                Accumulated
                                                       Capital     Retained        Other
                                            Common     Surplus,    Earnings    Comprehensive
                                             Stock     Paid In       (a)          Income         Total
--------------------------------------------------------------------------------------------------------
                                                              (Thousands of Dollars)
Balance at January 1, 1997...............  $26,812    $150,911    $104,212    $       -        $281,935

    Net loss for 1997....................                          (27,460)                     (27,460)
    Cash dividends on preferred
      stock..............................                           (3,140)                      (3,140)
    Cash dividends on common stock.......                          (15,004)                     (15,004)
    Capital stock expenses, net..........                  260                                      260
                                           --------   ---------   ---------    -------------   ---------
Balance at December 31, 1997.............   26,812     151,171      58,608            -         236,591

    Net loss for 1998....................                           (9,579)                      (9,579)
    Cash dividends on preferred
      stock..............................                           (3,026)                      (3,026)
    Capital stock expenses, net..........                  260                                      260
    Other comprehensive income...........                                               150         150
                                           --------   ---------   ---------    -------------   ---------
Balance at December 31, 1998.............   26,812     151,431      46,003              150     224,396

    Net income for 1999..................                            2,887                        2,887
    Cash dividends on preferred
      stock..............................                           (3,298)                      (3,298)
    Capital stock expenses, net..........                  260                                      260
    Allocation of benefits - ESOP........                           (6,880)                      (6,880)
    Capital contribution from
      Northeast Utilities................               20,000                                   20,000
    Other comprehensive income...........                                                10          10
                                           --------   ---------   ---------    -------------   ---------
Balance at December 31, 1999.............  $26,812    $171,691    $ 38,712    $         160    $237,375
                                           ========   =========   =========    =============   =========


(a)  No dividend restrictions except for appropriated retained earnings for hydro reserves which were established in 1978 of $0.9 million.

The accompanying notes are an integral part of these financial statements.



WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------
                                                                For the Years Ended December 31,
--------------------------------------------------------------------------------------------------
(Thousands of Dollars)                                             1999        1998        1997
--------------------------------------------------------------------------------------------------
Operating Activities:
  Net income/(loss)........................................... $    2,887  $   (9,579) $  (27,460)
  Adjustments to reconcile to net cash
   provided by operating activities:
    Depreciation..............................................     27,771      40,901      39,753
    Deferred income taxes and investment tax credits, net.....     (6,544)      7,405      (1,256)
    Amortization of regulatory assets, net....................     26,488       6,016       6,428
    Nuclear unrecoverable costs...............................     18,035         -           -
    Allocation of ESOP benefits...............................     (6,880)        -           -
    Gain on sale of utility plant.............................    (22,437)        -           -
    Other (uses)/sources of cash..............................    (13,517)        636         796
  Changes in working capital:
    Receivables and accrued utility revenues..................    (44,045)      1,622      49,415
    Fuel, materials and supplies..............................      1,956         807        (543)
    Accounts payable..........................................    (14,636)    (20,962)      4,826
    Investments in securitizable assets.......................     21,865       3,415     (25,280)
    Accrued taxes.............................................       (675)        742      (2,137)
    Other working capital (excludes cash).....................     11,789      (3,441)    (16,882)
                                                               ----------- ----------- -----------
Net cash flows provided by operating activities...............      2,057      27,562      27,660
                                                               ----------- ----------- -----------
Financing Activities:
  Issuance of long-term debt..................................       -            -        60,000
  Net increase/(decrease) in short-term debt..................     81,500      21,550     (18,050)
  Reacquisitions and retirements of long-term debt............   (100,850)     (9,800)    (14,700)
  Reacquisitions and retirements of preferred stock...........     (1,500)     (1,500)        -
  Cash dividends on preferred stock...........................     (3,298)     (3,026)     (3,140)
  Cash dividends on common stock..............................       -            -       (15,004)
                                                               ----------- ----------- -----------
Net cash flows (used in)/provided by financing activities.....    (24,148)      7,224       9,106
                                                               ----------- ----------- -----------
Investing Activities:
  Investment in plant:
    Electric utility plant....................................    (30,192)    (19,895)    (26,249)
    Nuclear fuel..............................................     (5,817)     (1,801)         (8)
                                                               ----------- ----------- -----------
    Net cash flows used for investments in plant..............    (36,009)    (21,696)    (26,257)

  Investment in nuclear decommissioning trusts................    (11,387)    (12,918)     (9,645)
  Other investment activities, net............................      1,807        (171)       (826)
  Net proceeds from the sale of utility plant.................     48,524         -           -
  Capital contributions from Northeast Utilities..............     20,000         -           -
                                                               ----------- ----------- -----------
Net cash flows provided by/(used in) investing activities.....     22,935     (34,785)    (36,728)
                                                               ----------- ----------- -----------
Net increase in cash for the period...........................        844           1          38
Cash - beginning of period....................................        106         105          67
                                                               ----------- ----------- -----------
Cash - end of period.......................................... $      950  $      106  $      105
                                                               =========== =========== ===========
Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized........................ $   30,958  $   22,902  $   28,711
                                                               =========== =========== ===========
  Income taxes................................................ $   (6,296) $   (2,624) $   (1,121)
                                                               =========== =========== ===========
Increase in obligations:
  Niantic Bay Fuel Trust...................................... $    1,112  $    2,375  $      660
                                                               =========== =========== ===========

The accompanying notes are an integral part of these financial statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    A. About Western Massachusetts Electric Company
       Western Massachusetts Electric Company (WMECO or the company) along with The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH), North Atlantic Energy Corporation (NAEC), and Holyoke Water Power Company (HWP) are the operating companies comprising the Northeast Utilities system (NU system) and are wholly owned by Northeast Utilities (NU). The NU system serves in excess of 30 percent of New England's electric needs and is one of the 20 largest electric utility systems in the country as measured by revenues. The NU system furnishes franchised retail electric service in western Massachusetts, Connecticut and New Hampshire through WMECO, CL&P and PSNH. NAEC sells all of its entitlement to the capacity and output of the Seabrook Station (Seabrook) nuclear unit to PSNH under the terms of two life-of-unit, full cost recovery contracts. HWP, also is engaged in the production and distribution of electric power.

       NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act) and the NU system, including WMECO, is subject to provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. WMECO is subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

       Several wholly owned subsidiaries of NU provide support services for the NU system companies, including WMECO, and, in some cases, for other New England utilities. Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing, and other services to the NU system companies, including WMECO. Northeast Nuclear Energy Company acts as agent for the NU system companies and other New England utilities in operating the Millstone nuclear units. North Atlantic Energy Service Corporation has operational responsibility for Seabrook. In addition, WMECO had previously established a special purpose subsidiary whose business consisted of the purchase and resale of receivables. This business was terminated on June 30, 1999.

       On October 13, 1999, NU and Consolidated Edison, Inc. (Con Edison) announced that they have agreed to a merger to combine the two companies. For further information, see Note 15, "Merger Agreement with Con Edison."

    B. Presentation
       The consolidated financial statements of WMECO include the accounts of its subsidiary. Intercompany transactions have been eliminated in consolidation.

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

    C. New Accounting Standards
       The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. This statement will require derivative instruments to be recognized as assets or liabilities at fair value.

       In June 1999, the FASB delayed the adoption date of SFAS No. 133 to January 1, 2001.

       There may be an impact on earnings upon adoption of SFAS No. 133 which management has not estimated at this time.

    D. Investments and Jointly Owned Electric Utility Plant
       Regional Nuclear Generating Companies: WMECO owns common stock in four regional nuclear companies (Yankee Companies). WMECO's ownership interests in the Yankee Companies at December 31, 1999 and 1998, which are accounted for on the equity basis due to WMECO's ability to exercise significant influence over their operating and financial policies are
       9.5 percent of the Connecticut Yankee Atomic Power Company (CYAPC),
       7 percent of the Yankee Atomic Electric Company (YAEC), 3 percent of the Maine Yankee Atomic Power Company (MYAPC), and 2.5 percent of the Vermont Yankee Nuclear Power Corporation (VYNPC). WMECO's total equity investment in the Yankee Companies at December 31, 1999 and 1998, is $14.7 million and $15.4 million, respectively. Each Yankee Company owns a single nuclear generating unit. However, VYNPC is the only unit still in operation at December 31, 1999.

       Millstone: WMECO has a 19 percent joint ownership in both Millstone 1, a 660 megawatt (MW) nuclear unit and Millstone 2, an 870 MW nuclear generating unit. WMECO has a 12.24 percent joint ownership interest in Millstone 3, a 1,154 MW nuclear generating unit. NU expects to auction all three units as a single package in 2000, with a closing in 2001. Appropriate regulatory approvals will be required to complete the auction.

       Plant-in-service and the accumulated provision for depreciation for WMECO's share of Millstone 2 and 3 are as follows:

       ------------------------------------------------------------------------
       At December 31,                                 1999         1998
       ------------------------------------------------------------------------
                                                     (Millions of Dollars)
       Plant-in-service
       Millstone 2...............................     $180.4       $177.5
       Millstone 3...............................      380.5        379.2
       Accumulated provision for depreciation
       Millstone 2...............................     $166.7       $ 70.4
       Millstone 3...............................      358.7        121.1
       ------------------------------------------------------------------------

    E. Depreciation
       The provision for depreciation is calculated using the straight-line method based on estimated remaining useful lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency, where applicable.
       Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of the plant, including costs of removal less salvage, is charged to the accumulated provision for depreciation. The costs of closure and removal of nonnuclear facilities are accrued over the life of the plant as a component of depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 2.3 percent in 1999,
       2.9 percent in 1998 and 3.2 percent in 1997.

       At December 31, 1999 and 1998, the accumulated provision for depreciation included $3.2 million accrued for the cost of removal, net of salvage, for nonnuclear generation property.

       As a result of discontinuing the application of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," for WMECO's generation business, the company recorded a charge to accumulated depreciation for the nuclear plant in excess of fair market value in the amount of $330 million, and a corresponding regulatory asset was created.

    F. Revenues
       Revenues are based on authorized rates applied to each customer's use of electricity. In general, rates can be changed only through a formal proceeding before the appropriate regulatory commission. Regulatory commissions also have authority over the terms and conditions of nontraditional rate-making arrangements. At the end of each accounting period, WMECO accrues a revenue estimate for the amount of energy delivered but unbilled.

    G. Regulatory Accounting and Assets
       The accounting policies of WMECO and the accompanying consolidated financial statements conform to generally accepted accounting principles applicable to rate-regulated enterprises and historically reflect the effects of the rate-making process in accordance with SFAS No. 71.
       As a result of final restructuring orders issued in 1999, WMECO discontinued the application of SFAS No. 71 for the generation portion of its business.

       Based on a current evaluation of the various factors and conditions that are expected to impact future cost recovery, management continues to believe it is probable that WMECO will recover its investments in long-lived assets, including regulatory assets. In addition, all material regulatory assets are earning a return. The components of WMECO's regulatory assets are as follows:

       ------------------------------------------------------------------------
       At December 31,                                 1999         1998
       ------------------------------------------------------------------------
                                                     (Millions of Dollars)
       Recoverable nuclear costs.................     $428.9       $133.7
       Income taxes, net.........................       49.0         57.1
       Unrecovered contractual obligations.......       63.7         74.5
       Recoverable energy costs, net.............       16.3         19.0
       Other.....................................       36.9         38.1
                                                      ------       ------
                                                      $594.8       $322.4
                                                      ======       ======
       ------------------------------------------------------------------------

       The restructuring orders in Massachusetts provide for the transmission and distribution business to continue to be cost-of-service based and also provide for a transition charge which recovers stranded costs, including the nuclear regulatory assets established below.

       As a result of discontinuing the application of SFAS No. 71 for WMECO's generation business, the company reclassified nuclear plant in excess of its estimated fair market value from plant to regulatory assets.
       As of December 31, 1999, the unamortized balance of $316.1 million is classified as recoverable nuclear costs. Also included in that regulatory asset component for 1999 is $112.8 million, which includes Millstone 1 recoverable nuclear costs relating to the recoverable portion of the undepreciated plant and related assets ($43.8 million) and the decommissioning and closure obligation ($69 million).

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

       The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, that give rise to the accumulated deferred tax obligation is as follows:

       ------------------------------------------------------------------------
       At December 31,                                 1999         1998
       ------------------------------------------------------------------------
                                                     (Millions of Dollars)
       Accelerated depreciation and
         other plant-related differences.........     $213.4       $228.0

       Regulatory assets - income tax gross up...       19.0         29.3

       Other.....................................       10.5         (8.3)
                                                      ------       ------
                                                      $242.9       $249.0
                                                      ======       ======

       ------------------------------------------------------------------------

    I. Recoverable Energy Costs
       Under the Energy Policy Act of 1992 (Energy Act), WMECO is assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (DOE) (D&D Assessment). The Energy Act requires that regulators treat D&D Assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates like any other fuel cost. WMECO is currently recovering these costs through rates. As of December 31, 1999 and 1998, WMECO's total D&D Assessment deferrals were $9.6 million and $10.5 million, respectively.

    J. Unrecovered Contractual Obligations
       Under the terms of contracts with the Yankee Companies, the shareholder-sponsored companies, including WMECO, are responsible for their proportionate share of the remaining costs of the units, including decommissioning. As management expects that WMECO will be allowed to recover these costs from its customers, WMECO has recorded a regulatory asset, with a corresponding obligation, on its balance sheet.

2.  NUCLEAR DECOMMISSIONING AND PLANT CLOSURE COSTS
    Millstone: WMECO's operating nuclear power plants, Millstone 2 and 3, have service lives that are expected to end in 2015 and 2025, respectively, and upon retirement, must be decommissioned. Millstone 1's expected service life was to end in 2010, however, in July 1998, restart activities were discontinued and preparations for decommissioning the unit began. Current decommissioning studies conclude that complete and immediate dismantlement as soon as practical after retirement continues to be the most viable and economic method of decommissioning a unit. These studies are reviewed and updated periodically to reflect changes in decommissioning requirements, costs, technology, and inflation. Changes in requirements or technology, the timing of funding or dismantling or adoption of a decommissioning method other than immediate dismantlement would change decommissioning cost estimates and the amounts required to be recovered. WMECO attempts to recover sufficient amounts through its allowed rates to cover its expected decommissioning costs.

    WMECO's ownership share of the estimated cost of decommissioning Millstone 2 and 3, in year end 1999 dollars, is $78.5 million and $75.8 million. Nuclear decommissioning costs are accrued over the expected service lives of the units and are included in depreciation expense. Nuclear decommissioning expenses for these units amounted to $3.7 million in 1999, 1998 and 1997, respectively. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation.

    A Post-Shutdown Decommissioning Activities Report for Millstone 1 was filed with the Nuclear Regulatory Commission in June 1999 which outlines decommissioning activities, and costs, and supports the obligation recorded by the company. Nuclear decommissioning expenses for Millstone 1 were $2.9 million in 1999 and $2.5 million in 1998 and 1997, respectively.

    External decommissioning trusts have been established for the costs of decommissioning the Millstone units. Funding of the estimated decommissioning costs assumes levelized collections for the Millstone units and after-tax earnings on the Millstone decommissioning funds of
    5.5 percent.

    As of December 31, 1999 and 1998, WMECO collected a total of $39.3 million and $35.5 million, respectively, through rates toward the future decommissioning costs of their shares of Millstone 2 and 3, all of which has been transferred to external decommissioning trusts. Earnings on the decommissioning trusts increase the decommissioning trust balances and the accumulated reserves for depreciation. Unrealized gains and losses associated with the decommissioning trusts and financing funds also impact the balance of the trusts and the accumulated reserve for depreciation.
    The fair values of the amounts in the external decommissioning trusts were $77.4 million and $66.9 million at December 31, 1999 and 1998, respectively.

    Yankee Companies: VYNPC owns and operates a nuclear generating unit with a service life that is expected to end in 2012. WMECO's ownership share of estimated costs, in year end 1999 dollars, of decommissioning this unit is $10.7 million. On October 15, 1999, VYNPC agreed to sell the unit for $22 million to an unaffiliated company. Among other commitments, the acquiring company agreed to assume the decommissioning cost of the unit after it is taken out of service, and the VYNPC owners have agreed to fund the uncollected decommissioning cost to a negotiated amount at the time of the closing of the sale.

    As of December 31, 1999 and 1998, WMECO's remaining estimated obligation, including decommissioning for the units owned by CYAPC, YAEC and MYAPC, which have been shut down was $63.7 million and $74.5 million, respectively.

3.  SHORT-TERM DEBT
    Limits: The amount of short-term borrowings that may be incurred by WMECO is subject to periodic approval by either the SEC under the 1935 Act or by the respective state regulators. SEC authorization allowed WMECO, as of January 1, 1999, to incur total short-term borrowings up to a maximum of $250 million. In addition, the charter of WMECO contains preferred stock provisions restricting the amount of unsecured debt the company may incur. As of December 31, 1999, WMECO's charter permits WMECO to incur $132 million of unsecured debt.

    Credit Agreement: On November 19, 1999, WMECO and CL&P entered into a new 364-day revolving credit facility for $500 million, replacing the previous $313.75 million facility which was to expire on November 21, 1999. The revolving credit facility will be used to bridge gaps in working capital and provide short-term liquidity. WMECO may draw up to $200 million under the facility, which is secured by second mortgages on Millstone 2 and 3. Unless extended, the new credit facility will expire on November 17, 2000. At December 31, 1999 and 1998, there were $123 million and $20 million, respectively, in borrowings under these facilities.

    Under the credit agreement discussed above, WMECO may borrow at fixed or variable rates plus an applicable margin based upon the company's most senior secured debt as rated by the lower of Standard & Poor's or Moody's Investors Service. The weighted average interest rate on the WMECO's notes payable to banks outstanding on December 31, 1999 and 1998, was 7.70 percent and 6.53 percent, respectively.

    This credit agreement provides that WMECO must comply with certain financial and nonfinancial covenants as are customarily included in such agreements, including, but not limited to, common equity ratios and interest coverage ratios.

    Money Pool: Certain subsidiaries of NU, including WMECO, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the NU system and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate. Borrowings based on loans from NU parent, however, bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 1999 and 1998, WMECO had $9.4 million and $30.9 million, respectively, of borrowings outstanding from the Pool. The interest rate on borrowings from the Pool at December 31, 1999 and 1998, was 4.9 percent and 5.8 percent, respectively. Maturities of short-term debt obligations were for periods of three months or less.

4.  LEASES
    WMECO finances its respective shares of the nuclear fuel for Millstone 2 and 3 under the Niantic Bay Fuel Trust (NBFT) capital lease agreement. This capital lease agreement has an expiration date of June 1, 2040. At December 31, 1999 and 1998, the present value of WMECO's capital lease obligation to the NBFT was $29.8 million and $33.9 million, respectively. In connection with the planned nuclear divestiture, WMECO anticipates that its portion of the NBFT capital lease will be terminated and WMECO's portion of the NBFT's obligation under the $180 million Series G Intermediate Term Note agreement will be assigned to WMECO.

    WMECO makes quarterly lease payments for the cost of nuclear fuel consumed in the reactors based on a units-of-production method at rates which reflect estimated kilowatt-hours of energy provided plus financing costs associated with the fuel in the reactors. Upon permanent discharge from the reactors, WMECO's interest in the nuclear fuel transfers to WMECO.

    WMECO also has entered into lease agreements, some of which are capital leases, for the use of data processing and office equipment, vehicles, nuclear control room simulators, and office space. The provisions of these lease agreements generally provide for renewal options.

    Capital lease rental payments charged to operating expense were $2.6 million in 1999, $4.1 million in 1998 and $1.8 million in 1997. Interest included in capital lease rental payments was $3.1 million in 1999, $2.8 million in 1998 and $1.8 million in 1997. Operating lease rental payments charged to expense were $4.8 million in 1999, $5.8 million in 1998 and $6 million in 1997.

    Future minimum rental payments, excluding annual nuclear fuel lease payments and executory costs such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable leases, as of December 31, 1999, are:

    ---------------------------------------------------------------------------
    Year                                Capital Leases       Operating Leases
    ---------------------------------------------------------------------------

    2000..............................      $ 0.05                $ 4.3
    2001..............................        0.05                  3.9
    2002..............................        0.05                  3.7
    2003..............................        0.05                  3.4
    2004..............................         -                    3.1
    After 2004........................         -                   15.1
                                            ------                -----
    Future minimum lease payments.....        0.20                $33.5
                                                                  =====
    Present value of future nuclear
      fuel lease payments.............       29.80
                                            ------
    Present value of future
      minimum lease payments..........      $30.00
                                            ======
    ---------------------------------------------------------------------------

5.  PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION
    Details of preferred stock not subject to mandatory redemption are:


    ---------------------------------------------------------------------------
                             December 31,      Shares
                                1999        Outstanding       December 31,
                             Redemption     December 31,   ------------------
    Description                 Price           1999       1999          1998
    ---------------------------------------------------------------------------
                                                          (Millions of Dollars)

    7.72% Series B of 1971     $103.51        200,000      $20.0         $20.0
    ---------------------------------------------------------------------------

6.  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION
    Details of preferred stock subject to mandatory redemption are:

    ---------------------------------------------------------------------------
                             December 31,      Shares
                                1999        Outstanding       December 31,
                             Redemption     December 31,   ------------------
    Description                 Price           1999       1999          1998
    ---------------------------------------------------------------------------
                                                          (Millions of Dollars)

    7.60% Series of 1987       $25.38         720,000      $18.0         $19.5

    Less preferred stock
      to be redeemed
      within one year                          60,000        1.5           1.5
                                                           -----         -----
                                                           $16.5         $18.0
                                                           =====         =====
    ---------------------------------------------------------------------------

    The series is subject to certain refunding limitations for the first five years after issuance. The redemption price reduces in future years.

    The minimum sinking fund requirements of the series subject to mandatory redemption aggregate $1.5 million per year for each year for 2000 through 2004. In case of default on sinking fund payments, no payments may be made on any junior stock by way of dividends or otherwise (other than in shares of junior stock) so long as the default continues. If WMECO is in arrears in the payment of dividends on any outstanding shares of preferred stock, WMECO would be prohibited from redeeming or purchasing less than all of the outstanding preferred stock.

7.  LONG-TERM DEBT
    Details of long-term debt outstanding are:

    ---------------------------------------------------------------------------
    At December 31,                                 1999         1998
    ---------------------------------------------------------------------------
                                                   (Millions of Dollars)
    First Mortgage Bonds:
    6 1/4% Series X, due 1999....................  $   -         $ 40.0
    6 7/8% Series W, due 2000....................      -           60.0
    7 3/8% Series B, due 2001....................    60.0          60.0
    7 3/4% Series V, due 2002....................    84.2          85.0
    7 3/4% Series Y, due 2024....................    50.0          50.0
                                                   ------        ------
                                                    194.2         295.0
    Pollution Control Notes:
    Tax Exempt 1993 Series A, 5.85% due 2028.....    53.8          53.8
    Fees and interest due for spent nuclear
      fuel disposal costs........................    43.0          41.4
    Less amounts due within one year.............      -           40.0
    Unamortized premium and discount, net........    (0.7)         (0.9)
                                                   ------        ------
    Long-term debt, net..........................  $290.3        $349.3
                                                   ======        ======
    ---------------------------------------------------------------------------

    Long-term debt maturities and cash sinking fund requirements, excluding fees and interest due for spent nuclear fuel disposal costs, on debt outstanding at December 31, 1999, are $60 million and $84.2 million in 2001 and 2002, respectively. There are no long-term debt maturities or cash sinking fund requirements for 2000, 2003 and 2004.

    Essentially all utility plant of WMECO is subject to the liens of the company's first mortgage bond indenture.

    WMECO has secured $53.8 million of pollution control notes with second mortgage liens on Millstone 1, junior to the liens of its first mortgage bond indenture.

    On October 1, 1998, the variable interest rate on WMECO's $53.8 million principal amount pollution control notes, 1993 Series A, due 2028, was fixed at a rate of 5.85 percent per annum.

8.  INCOME TAX EXPENSE
    The components of the federal and state income tax provisions were charged/(credited) to operations as follows:

    ---------------------------------------------------------------------------
    For the Years Ended December 31,             1999       1998       1997
    ---------------------------------------------------------------------------
                                                   (Millions of Dollars)
    Current income taxes:
      Federal...............................     $13.5     $(7.4)     $(14.3)
      State.................................       2.0      (0.1)       (0.6)
                                                 -----     -----      ------
        Total current.......................      15.5      (7.5)      (14.9)
                                                 -----     -----      ------
    Deferred income taxes, net:
      Federal...............................      (3.5)      6.5          -
      State.................................      (0.9)      2.4         0.2
                                                 -----     -----      ------
        Total deferred......................      (4.4)      8.9         0.2
                                                 -----     -----      ------
    Investment tax credits, net.............      (2.2)     (1.5)       (1.5)
                                                 -----     -----      ------
    Total income tax expense/(credit).......     $ 8.9     $(0.1)     $(16.2)
                                                 =====     =====      ======
    ---------------------------------------------------------------------------

    The components of total income tax expense/(credit) are classified as follows:

    ---------------------------------------------------------------------------
    For the Years Ended December 31,             1999       1998       1997
    ---------------------------------------------------------------------------
                                                   (Millions of Dollars)

    Income taxes charged to
      operating expenses....................     $18.8     $ 2.1      $(15.2)
    Other income taxes......................      (9.9)     (2.2)       (1.0)
                                                 -----     -----      ------
    Total income tax expense/(credit).......     $ 8.9     $(0.1)     $(16.2)
                                                 =====     =====      ======
    ---------------------------------------------------------------------------

    Deferred income taxes are comprised of the tax effects of temporary differences as follows:

    ---------------------------------------------------------------------------
    For the Years Ended December 31,             1999       1998       1997
    ---------------------------------------------------------------------------
                                                   (Millions of Dollars)
    Depreciation, leased nuclear fuel,
      settlement credits, and
      disposal costs........................     $(2.3)    $ 5.8      $ 1.4
    Regulatory deferral.....................      (1.4)      1.3         -
    Regulatory disallowance.................      (4.2)       -          -
    Pension accruals........................       4.2       1.0        1.0
    Other...................................      (0.7)      0.8       (2.2)
                                                 -----     -----      -----
    Deferred income taxes, net..............     $(4.4)    $ 8.9      $ 0.2
                                                 =====     =====      =====
    ---------------------------------------------------------------------------

    A reconciliation between income tax expense/(credit) and the expected tax expense/(credit) at 35 percent of pretax income is as follows:

    ---------------------------------------------------------------------------
    For the Years Ended December 31,             1999       1998       1997
    ---------------------------------------------------------------------------
                                                   (Millions of Dollars)

    Expected federal income tax.............     $4.1      $(3.4)     $(15.3)
    Tax effect of differences:
      Depreciation..........................      1.8        2.2         0.1
      Amortization of regulatory assets.....      4.6        0.9         1.9
      Investment tax credit amortization....     (2.2)      (1.5)       (1.5)
      State income taxes, net of
        federal benefit.....................      0.7        1.5        (0.3)
      Adjustment for prior years' taxes.....       -        (0.4)       (0.3)
      Dividends received deduction..........     (0.4)      (0.7)       (0.4)
      Other, net............................      0.3        1.3        (0.4)
                                                 ----      -----      ------
    Total income tax expense/(credit).......     $8.9      $(0.1)     $(16.2)
                                                 ====      =====      ======
    ---------------------------------------------------------------------------

9.  EMPLOYEE BENEFITS

    A. Pension Benefits and Postretirement Benefits Other Than Pensions
       The NU system companies, including WMECO, participate in a uniform noncontributory defined benefit retirement plan covering substantially all regular NU system employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment. WMECO's portion of the NU system's total pension credit, part of which was credited to utility plant, was $10.8 million in 1999, $7.4 million in 1998 and $5.7 million in 1997.

       Currently, WMECO annually funds an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and Internal Revenue Code (the Code).

       The NU system companies, including WMECO, also provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees retiring from WMECO who have met specified service requirements. For current employees and certain retirees, the total benefit is limited to two times the 1993 per retiree health care cost. These costs are charged to expense over the future estimated work life of the employee. WMECO annually funds postretirement costs through external trusts with amounts that have been rate-recovered and which also are tax deductible under the Code.

       Pension and trust assets are invested primarily in domestic and international equity securities and bonds.

       The following table represents information on the plans' benefit obligation, fair value of plan assets, and the respective plans' funded status:

-------------------------------------------------------------------------------
                                                At December 31,
-------------------------------------------------------------------------------
                                 Pension Benefits     Postretirement Benefits
(Millions of Dollars)            1999        1998        1999          1998
-------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation
  at beginning of year......... $(118.7)   $(109.5)     $(30.1)       $(27.8)
Service cost...................    (2.4)      (2.2)       (0.5)         (0.5)
Interest cost..................    (8.5)      (7.9)       (2.1)         (2.1)
Plan amendment.................    (7.3)        -           -             -
Transfers......................     0.2       (3.0)         -             -
Actuarial gain/(loss)..........    10.2       (3.8)        0.4          (2.4)
Benefits paid..................     7.8        7.7         2.6           2.7
Settlements....................     0.6         -          0.2            -
-------------------------------------------------------------------------------
Benefit obligation
  at end of year............... $(118.1)   $(118.7)     $(29.5)       $(30.1)
-------------------------------------------------------------------------------
Change in plan assets
Fair value of plan assets
  at beginning of year......... $ 201.6    $ 181.0      $ 14.6        $ 12.8
Actual return on plan assets...    29.9       25.3         1.7           1.6
Employer contribution..........      -          -          2.9           2.9
Benefits paid..................    (7.8)      (7.7)       (2.6)         (2.7)
Transfers......................     0.2        3.0          -             -
-------------------------------------------------------------------------------
Fair value of plan assets
  at end of year............... $ 223.9    $ 201.6      $ 16.6        $ 14.6
-------------------------------------------------------------------------------
Funded status at December 31... $ 105.8    $  82.9      $(12.9)       $(15.5)
Unrecognized transition
  (asset)/obligation...........    (1.2)      (1.5)       21.2          23.0
Unrecognized prior
  service cost.................     7.6        1.1          -             -
Unrecognized net gain..........   (85.7)     (66.6)       (8.2)         (7.5)
-------------------------------------------------------------------------------
Prepaid benefit cost........... $  26.5    $  15.9      $  0.1        $   -
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

       The components of net periodic benefit (credit)/cost are:

-------------------------------------------------------------------------------
                                       For the Years Ended December 31,
-------------------------------------------------------------------------------
                                 Pension Benefits      Postretirement Benefits
(Millions of Dollars)         1999     1998    1997    1999    1998    1997
-------------------------------------------------------------------------------
Service cost............... $  2.4   $  2.2   $ 1.9   $ 0.5   $ 0.5   $ 0.4
Interest cost..............    8.5      7.9     7.9     2.1     2.1     2.0
Expected return on
  plan assets..............  (16.9)   (14.8)  (12.9)   (1.0)   (0.9)   (0.7)
Amortization of
  unrecognized net
  transition (asset)/
  obligation...............   (0.2)    (0.2)   (0.2)    1.6     1.6     1.6
Amortization of prior
  service cost.............    0.6      0.1     0.1      -       -       -
Amortization of
  actuarial gain...........   (3.4)    (2.6)   (2.0)     -       -       -
Other amortization, net....     -        -       -     (0.3)   (0.4)   (0.5)
Settlements................   (1.8)      -     (0.5)     -       -       -
-------------------------------------------------------------------------------
Net periodic benefit
 (credit)/cost............. $(10.8)  $ (7.4)  $(5.7)  $ 2.9   $ 2.9   $ 2.8
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
-------------------------------------------------------------------------------

       Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

-------------------------------------------------------------------------------
                                         One Percentage       One Percentage
(Millions of Dollars)                    Point Increase       Point Decrease
-------------------------------------------------------------------------------
Effect on total service and
 interest cost components............         $0.1                $(0.1)
Effect on postretirement
 benefit obligation..................         $1.8                $(1.7)
-------------------------------------------------------------------------------

       The trust holding the health plan assets is subject to federal income taxes.

    B. Employee Stock Ownership Plan
       In June 1999, WMECO paid NU parent $6.9 million for NU shares issued from 1992 through 1998 on behalf of its employees in accordance with NU's 401(k) plan. WMECO charged retained earnings for this payment, as compensation expense had already been recorded in the respective years at the fair market value of the shares allocated.

10. SALE OF CUSTOMER RECEIVABLES
    On June 30, 1999, WMECO terminated its $40 million accounts receivable program with its respective sponsor. At December 31, 1998, WMECO had sold accounts receivable of $20 million to a third-party purchaser.

11. COMMITMENTS AND CONTINGENCIES

    A. Restructuring
       In 1999, restructuring orders required WMECO to discontinue the application of SFAS No. 71 for the generation portion of its business. In these restructuring orders, WMECO was allowed to recover the majority of its stranded costs through a transition charge over the 12-year transition period beginning March 1, 1998. The decision instructed WMECO to work with the Massachusetts attorney general regarding the recovery of nuclear capital additions made after July 1, 1991. The decisions also concluded that the company's deferred fuel balance should be included as part of the company's outstanding generating unit performance proceedings and not as part of the transition charge. Management believes that these costs are recoverable and that there will not be an impact on the results of operations.

       In September 1999, NU announced that the Millstone nuclear generation assets of WMECO will be put up for auction as soon as practical. The auction is expected to begin in early 2000, provided all regulatory approvals have been met, with a successful bidder chosen by mid 2000 and a closing in 2001. No NU system company will participate as a bidder in the auction process. Management expects to recover all of WMECO's nuclear stranded costs through the net proceeds of generation asset sales and billing through a transition charge to retail customers.

    B. Nuclear Litigation
       The non-NU joint owners of Millstone 3 have filed demands for arbitration with WMECO and CL&P as well as lawsuits in Massachusetts Superior Court against NU and its current and former trustees related to the companies' operation of Millstone 3. During 1999, NU and these subsidiaries agreed in principle to settle with certain of the joint owners, who own 58 percent of the non-NU ownership of Millstone 3.
       The settlements provide for the payment to the claimants of $36.4 million and certain contingent payments.

       Arbitration and litigation claims remain outstanding for the remaining joint owners who have not agreed to settle. Management cannot estimate the potential outcome of the arbitration and litigation for the nonsettled joint owners, therefore, no liability has been established at December 31, 1999.

    C. Environmental Matters
       The NU system, including WMECO, is subject to environmental laws and regulations intended to mitigate or remove the effect of past operations and improve or maintain the quality of our environment. As such, the NU system and WMECO have active environmental auditing and training programs and believe they are in compliance with the current laws and regulations.

       However, the normal course of operations may necessarily involve activities and substances that expose WMECO to potential liabilities of which management cannot determine the outcome. Additionally, management cannot determine the outcome for liabilities that may be imposed for past acts, even though such past acts may have been lawful at the time they occurred. Management does not believe, however, that this will have a material impact on WMECO's financial statements.

       Based upon currently available information for the estimated remediation costs at December 31, 1999 and 1998, the liability recorded by WMECO for its estimated environmental remediation costs amounted to $4.2 million and $1.9 million, respectively.

    D. Spent Nuclear Fuel Disposal Costs
       Under the Nuclear Waste Policy Act of 1982, WMECO must pay the DOE for the disposal of spent nuclear fuel and high-level radioactive waste.
       The DOE is responsible for the selection and development of repositories for, and the disposal of, spent nuclear fuel and high-level radioactive waste. Fees for nuclear fuel burned on or after April 7, 1983, are billed currently to customers and paid to the DOE on a quarterly basis. For nuclear fuel used to generate electricity prior to April 7, 1983 (Prior Period Fuel), an accrual has been recorded for the full liability and payment must be made prior to the first delivery of spent fuel to the DOE. Until such payment is made, the outstanding balance will continue to accrue interest at the 3-month treasury bill yield rate.
       As of December 31, 1999 and 1998, fees due to the DOE for the disposal of WMECO's Prior Period Fuel were $43 million and $41.4 million, respectively, including interest costs of $27.4 million and $25.5 million, respectively.

    E. Nuclear Insurance Contingencies
       Insurance policies covering WMECO's ownership share of the NU system's nuclear facilities have been purchased for the primary cost of repair, replacement or decontamination of utility property, certain extra costs incurred in obtaining replacement power during prolonged accidental outages and the excess cost of repair, replacement or decontamination or premature decommissioning of utility property.

       WMECO is subject to retroactive assessments if losses under those policies exceed the accumulated funds available to the insurer. The maximum potential assessments with respect to losses arising during the current policy year for the primary property insurance program, the replacement power policies and the excess property damage policies are $1.6 million, $0.9 million and $2 million, respectively. In addition, insurance has been purchased by the NU system in the aggregate of $200 million on an industry basis for coverage of worker claims.

       Under certain circumstances, in the event of a nuclear incident at one of the nuclear facilities covered by the federal government's third-party liability indemnification program, the NU system, including WMECO, could be assessed liabilities in proportion to its ownership interest in each of its nuclear units up to $83.9 million. The NU system's payment of this assessment would be limited to, in proportion to its ownership interest in each of its nuclear units, $10 million in any one year per nuclear unit. In addition, if the sum of all claims and costs from any one nuclear incident exceeds the maximum amount of financial protection, the NU system would be subject to an additional
       5 percent or $4.2 million liability, in proportion to its ownership interests in each of its nuclear units. Based upon its ownership interests in the Millstone units, WMECO's maximum liability, including any additional assessments, would be $44.3 million per incident, of which payments would be limited to $5 million per year. In addition, through purchased-power contracts with VYNPC, WMECO would be responsible for up to an additional assessment of $2.2 million per incident, of which payments would be limited to $0.3 million per year.

    F. Construction Program
       WMECO currently forecasts construction expenditures of $112.6 million for the years 2000-2004, including $24.2 million for 2000. WMECO estimates that nuclear fuel requirements, including nuclear fuel financed through the NBFT, will be $30.8 million for the years 2000-2003, including $10.7 million for 2000.

    G. Long-Term Contractual Arrangements
       Yankee Companies: The NU system companies relied on VYNPC for 1.5 percent of their capacity under long-term contracts. Under the terms of its agreement, WMECO paid its ownership (or entitlement) shares of costs, which included depreciation, operation and maintenance (O&M) expenses, taxes, the estimated cost of decommissioning, and a return on invested capital. These costs were recorded as purchased-power expenses and recovered through WMECO's rates. WMECO's cost of purchases under contracts with VYNPC amounted to $4.7 million in 1999, $4.4 million in 1998 and $3.9 million in 1997. VYNPC has agreed to sell its nuclear unit. Upon completion of the sale, this long-term contract will be terminated.

       Nonutility Generators (NUGs): WMECO has entered into various arrangements for the purchase of capacity and energy from NUGs. For the years ended December 31, 1999 and 1998, 13 percent and for the year ended December 31, 1997, 14 percent, of NU's system electricity requirements were met by NUGs. WMECO's total cost of purchases under these arrangements amounted to $28.2 million in 1999, $29.9 million in 1998 and $31.2 million in 1997. The company is in the process of renegotiating the terms of these contracts through either a contract buydown or buyout. The company expects any payments to the NUGs as a result of these renegotiations to be recovered from the company's customers.

       Hydro-Quebec: Along with other New England utilities, WMECO has entered into an agreement to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. WMECO is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M expenses and capital costs of those facilities.

       Estimated Annual Costs: The estimated annual costs of WMECO's significant long-term contractual arrangements, absent the effects of any contract terminations or buydowns are as follows:

       ------------------------------------------------------------------------
                                 2000     2001     2002     2003     2004
       ------------------------------------------------------------------------
                                           (Millions of Dollars)

       VYNPC.................  $  4.7    $ 4.8    $ 4.8    $ 4.8    $ 4.6
       NUGs..................    28.8     29.5     30.4     31.2     31.9
       Hydro-Quebec..........     3.6      3.5      3.4      3.3      3.2
       ------------------------------------------------------------------------

    H. New England Power Pool (NEPOOL) Generation Pricing
       Disputes with respect to interpretation and implementation of the NEPOOL market rules have arisen with respect to various competitive product markets. In certain cases, WMECO stands to gain as a result of resolution of such disputes. In other cases, WMECO could incur additional costs as the result of resolution of the disputes. The various disputes are in various stages of resolution through alternative dispute resolution and regulatory review. It is too early to tell the level of potential gain or loss that may result upon resolution of these issues.


12.    FAIR VALUE OF FINANCIAL INSTRUMENTS
       The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

       Supplemental Executive Retirement Plan (SERP) Investments: WMECO's portion of the investments held for the benefit of the SERP are recorded at fair market value. These investments having a cost basis of $0.1 million held for benefit of the SERP were recorded at their fair market values at December 31, 1999 and 1998, of $0.4 million.

       Nuclear decommissioning trusts: WMECO's portion of the investments held in the NU system companies' nuclear decommissioning trusts were marked-to-market by $35.4 million as of December 31, 1999, and $27.8 million as of December 31, 1998, with corresponding offsets to the accumulated provision for depreciation. The amounts adjusted in 1999 and 1998 represent cumulative net unrealized gains. The cumulative gross unrealized holding losses were immaterial for both 1999 and 1998.

       Preferred stock and long-term debt: The fair value of WMECO's fixed-rate securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value. The carrying amounts of WMECO's financial instruments and the estimated fair values are as follows:

       ------------------------------------------------------------------------
                                                    At December 31, 1999
       ------------------------------------------------------------------------
                                                  Carrying           Fair
       (Millions of Dollars)                       Amount            Value
       ------------------------------------------------------------------------
       Preferred stock not subject
         to mandatory redemption.................  $ 20.0           $ 19.1

       Preferred stock subject to
         mandatory redemption....................    18.0             18.0

       Long-term debt -
         First mortgage bonds....................   194.2            196.3

         Other long-term debt....................    96.8             89.9
       ------------------------------------------------------------------------

       ------------------------------------------------------------------------
                                                    At December 31, 1998
       ------------------------------------------------------------------------
                                                  Carrying           Fair
       (Millions of Dollars)                       Amount            Value
       ------------------------------------------------------------------------
       Preferred stock not subject
         to mandatory redemption.................   $ 20.0          $ 19.8

       Preferred stock subject to
         mandatory redemption....................     19.5            19.8

       Long-term debt -
         First mortgage bonds....................    295.0           297.2

       Other long-term debt......................     95.2            95.4
       ------------------------------------------------------------------------

13. OTHER COMPREHENSIVE INCOME
    The accumulated balance for each other comprehensive income item is as follows:

    ---------------------------------------------------------------------------
                                                      Current
                                       December 31,   Period     December 31,
                                          1998        Change         1999
    ---------------------------------------------------------------------------
    (Thousands of Dollars)
    ---------------------------------------------------------------------------
    Unrealized gains on securities....    $183         $10           $193
    Minimum pension liability
     adjustments......................     (33)          -            (33)
    ---------------------------------------------------------------------------
    Accumulated other
      comprehensive income............    $150         $10           $160
    ---------------------------------------------------------------------------

    ---------------------------------------------------------------------------
                                                      Current
                                       December 31,   Period     December 31,
                                          1997        Change         1998
    ---------------------------------------------------------------------------
    (Thousands of Dollars)
    ---------------------------------------------------------------------------
    Unrealized gains on securities....    $ -          $183          $183
    Minimum pension liability
     adjustments......................      -           (33)          (33)
    ---------------------------------------------------------------------------
    Accumulated other
      comprehensive income............    $ -          $150          $150
    --------------------------------------------------------------------------

    The changes in the components of other comprehensive income are reported net of the following income tax effects:

    ---------------------------------------------------------------------------
    (Thousands of Dollars)                    1999         1998         1997
    ---------------------------------------------------------------------------
    Unrealized gains on securities.......     $(7)        $(117)        $ -
    Minimum pension liability
      adjustments........................       -            21           -
    ---------------------------------------------------------------------------
    Other comprehensive income...........     $(7)        $ (96)        $ -
    ---------------------------------------------------------------------------

14. SEGMENT INFORMATION
    Effective January 1, 1999, the NU system companies, including WMECO, adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The NU system is organized between regulated utilities and unregulated energy services. WMECO is included in the regulated utilities segment of the NU system and has no other reportable segments.

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

Western Massachusetts Electric Company and Subsidiary
-----------------------------------------------------------------------------------------------------------
SELECTED CONSOLIDATED FINANCIAL DATA          1999         1998        1997         1996          1995
-----------------------------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
Operating Revenues.....................  $  414,231   $  393,322   $  426,447    $  421,337    $  420,434

Operating Income.......................      41,741       19,854          251        33,190        63,064

Net Income/(Loss)......................       2,887       (9,579)     (27,460)       11,089        39,133

Cash Dividends on Common Stock.........        -            -          15,004        16,494        30,223

Total Assets...........................   1,253,604    1,287,682    1,179,128     1,191,915     1,142,346

Long-Term Debt (a).....................     290,279      389,314      396,649       349,442       347,470

Preferred Stock Not Subject to
  Mandatory Redemption.................      20,000       20,000       20,000        20,000        53,500

Preferred Stock Subject to
  Mandatory Redemption (a).............      18,000       19,500       21,000        21,000        24,000

Obligations Under Capital Leases (a)...      29,972       34,093       32,887        32,234        36,011

-----------------------------------------------------------------------------------------------------------
CONSOLIDATED QUARTERLY FINANCIAL DATA (Unaudited)
-----------------------------------------------------------------------------------------------------------
                                                                 Quarter Ended
-----------------------------------------------------------------------------------------------------------
1999                                        March 31     June 30             September 30     December 31
-----------------------------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)

Operating Revenues.....................     $ 97,686     $108,829              $107,776   $ 99,940
                                            ========     ========              ========        ========
Operating Income/(Loss)................     $ 12,205     $  8,812              $ 22,821        $ (2,097)
                                            ========     ========              ========        ========
Net Income/(Loss)......................     $  4,852     $  4,183              $ 11,368        $(17,516)
                                            ========     ========              ========        ========
-----------------------------------------------------------------------------------------------------------
1998
-----------------------------------------------------------------------------------------------------------

Operating Revenues.....................     $107,189     $ 90,649              $ 93,839        $101,645
                                            ========     ========              ========        ========
Operating Income.......................     $  7,838     $  6,614              $  4,301        $  1,101
                                            ========     ========              ========        ========
Net Income/(Loss)......................     $  1,367     $   (738)             $ (3,546)       $ (6,662)
                                            ========     ========              ========        ========
(a) Includes portion due within one year.


Western Massachusetts Electric Company and Subsidiary

-------------------------------------------------------------------------------
CONSOLIDATED STATISTICS (Unaudited)
-------------------------------------------------------------------------------
                                        Average
         Gross Electric                 Annual
         Utility Plant                  Use Per
         December 31,       kWh       Residential    Electric
        (Thousands of      Sales       Customer      Customers     Employees
           Dollars)      (Millions)     (kWh)       (Average)     December 31,
-------------------------------------------------------------------------------
1999    $1,216,015         4,654        7,423        198,012          482
1998     1,256,046         4,091        6,979        196,339          533
1997     1,334,233         4,300        7,121        195,324          507
1996     1,303,361         4,626        7,335        194,705          497
1995     1,285,269         4,846        7,105 (a)    193,964          533

(a) Effective January 1, 1996, the amounts shown reflect billed and unbilled sales. The 1995 amounts have been restated to reflect this change.