Form 10-K, Exhibit 13
period 1999-12-31
NORTHEAST UTILITIES SYSTEM; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 2000-03-27
CIK 72741, 23426, 106170, 315256, 880416

1999 Annual Report

                        North Atlantic Energy Corporation

                                     Index

Contents                                                               Page
--------                                                               ----

Management's Discussion and Analysis of Financial
  Condition and Results of Operations.............................       1

Report of Independent Public Accountants..........................      8-9

Statements of Income..............................................       11

Balance Sheets....................................................     12-13

Statements of Common Stockholder's Equity.........................       14

Statements of Cash Flows..........................................       15

Notes to Financial Statements.....................................       16

Selected Financial Data...........................................       30

Quarterly Financial Data (Unaudited)..............................       30

Statistics (Unaudited)............................................       30

Preferred Stockholder and Bondholder Information..................   Back Cover


North Atlantic Energy Corporation

Management's Discussion and Analysis of Financial
Condition and Results of Operations


Financial Condition

Overview
North Atlantic Energy Corporation, (NAEC or the company), is a wholly owned operating subsidiary of Northeast Utilities (NU) and is part of the Northeast Utilities system (NU system). Public Service Company of New Hampshire (PSNH), is another wholly owned subsidiary of NU. PSNH is obligated to purchase the capacity and output from NAEC's 35.98 percent joint ownership interest in the Seabrook Station (Seabrook) nuclear unit under the terms of two life-of-unit, full cost recovery contracts (Seabrook Power Contracts).

The company's only assets are Seabrook and other Seabrook-related assets and its only source of revenues are the Seabrook Power Contracts. PSNH's obligations under the Seabrook Power Contracts are solely its own and have not been guaranteed by NU. The Seabrook Power Contracts contain no provisions entitling PSNH to terminate its obligations. If, however, PSNH were to fail to perform its obligations under the Seabrook Power Contracts, the company would be required to find other purchasers for Seabrook's power.

During 1999, NU made significant progress toward resolving restructuring issues in the state of New Hampshire by negotiating a global restructuring settlement that is still subject to regulatory approval. The "Agreement to Settle PSNH Restructuring" (Settlement Agreement), among other things, requires PSNH to sell its generation assets and certain power contracts, including PSNH's current purchased-power contract with NAEC for the output from Seabrook. If the Settlement Agreement is approved and implemented, NAEC and The Connecticut Light and Power Company (CL&P), another NU affiliate which has a 4.06 percent ownership interest in Seabrook, will sell their investments in Seabrook.

In 1999, NAEC's revenues increased to $287.4 million, up 3.9 percent from revenues of $276.7 million in 1998. In 1999, NAEC had net income of $29.6 million, compared to $29.5 million in 1998.

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

Liquidity

During 1999, net cash flows provided by operations were $181.4 million, compared to $128.7 million in 1998 and $55.6 million in 1997. The increase in 1999 was primarily due to a decrease in tax payments.

Net cash flows used in financing activities were $130 million in 1999, compared to $75 million in 1998 and $37.6 million in 1997. This included
$70 million to retire long-term debt, compared to $20 million paid in 1998 and 1997. Cash dividends on common shares paid in 1999 were $60 million, compared to $45 million in 1998 and $25 million in 1997.

Including investments made in the NU System Money Pool, construction expenditures and investments in nuclear decommissioning trusts, net cash flows used in investing activities were $51.5 million in 1999, compared to $53.7 million in 1998 and $18.4 million in 1997.

Restructuring

In August 1999, NU, PSNH and the state of New Hampshire signed the Settlement Agreement which, once approved and implemented, will resolve a number of pending regulatory and court proceedings related to PSNH. The Settlement Agreement is awaiting approval of the New Hampshire Public Utilities Commission and is subject to legislative approval for the issuance of rate reduction bonds (securitization). Some of the key components of the agreement for PSNH include an after-tax write-off of $225 million of stranded costs by PSNH; the recovery of the remaining stranded costs; the securitization of $725 million of approved stranded costs; a reduction in rates of an average of 18.3 percent; the opening of the New Hampshire electricity market to competition; and the sale of generation assets and wholesale power entitlements with transition service being available to customers for three years.

Upon the approval and implementation of the Settlement Agreement, NAEC and PSNH will restructure the Seabrook Power Contracts to provide for the buydown of the value of the Seabrook asset to $100 million. NAEC will utilize the restructuring payments it receives from PSNH to significantly reduce its capitalization. Subsequent to the contract buydown, NAEC will continue to bill PSNH for recovery of the remaining Seabrook cost of $100 million.
NAEC's return on equity will be lowered to 7 percent. The Settlement Agreement also requires NAEC to sell via public auction its share of Seabrook, with the sale to occur no later than December 31, 2003. Upon a successful sale of NAEC's share of Seabrook, the existing Seabrook Power Contracts with PSNH and NAEC will be terminated. For further information regarding commitments and contingencies related to restructuring, see Note 7A, "Commitments and Contingencies - Restructuring," to the financial statements.

Nuclear Generation

Seabrook
Seabrook achieved an annual capacity factor of 86.4 percent in 1999. However, since returning to service on May 13, 1999, after a 48-day refueling and maintenance outage, Seabrook has achieved a 99 percent capacity factor through December 31, 1999.

NAEC anticipates auctioning its 35.98 percent share of Seabrook, with the 4.06 percent owned by its affiliate, CL&P, after approval of the Settlement Agreement.

Nuclear Decommissioning
The staff of the SEC has questioned certain of the current accounting practices of the electric utility industry regarding the recognition, measurement and classification of decommissioning costs for nuclear units in their financial statements.

Currently, the Financial Accounting Standards Board plans to review the accounting for obligations associated with the retirement of long-lived assets, including the decommissioning of nuclear units. If current accounting practices for nuclear decommissioning change, the annual provision for decommissioning could increase relative to 1999, and the estimated cost for decommissioning could be recorded as a liability with recognition of an increase in the cost of the related nuclear unit. However, management does not believe that such a change will have a material impact on NAEC's financial statements.

Spent Nuclear Fuel Disposal Costs
The United States Department of Energy (DOE) originally was scheduled to begin accepting delivery of spent fuel in 1998. However, delays in confirming the suitability of a permanent storage site continually have postponed plans for the DOE's long-term storage and disposal site. Extended delays or a default by the DOE could lead to consideration of costly alternatives. NAEC has the primary responsibility for the interim storage of its spent nuclear fuel. Seabrook is expected to have spent fuel storage capacity until at least 2010. Meeting spent fuel storage requirements beyond this period could require new and separate storage facilities. For further information regarding spent nuclear fuel disposal costs, see Note 7C, "Commitments and Contingencies - Spent Nuclear Fuel Disposal Costs," to the financial statements.

Market Risk and Risk Management Instruments

NAEC uses swaps to manage its market risk exposures associated with changes in variable interest rates. NAEC uses these instruments to reduce risk by essentially creating offsetting market exposures. Based on the derivative instruments which are currently being utilized by NAEC to hedge some of its interest rate risks, there may be an impact on earnings upon adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which management has not estimated at this time.

Interest Rate Risk Management Instruments
NAEC holds variable-rate, long-term debt, exposing the company to interest rate risk. In order to hedge some of this risk, interest rate risk management instruments have been entered into on NAEC's $200 million variable-rate note. A 10 percent increase in market interest rates above the 1999 weighted average variable rate during 2000 would result in an immaterial impact on interest expense.

Other Matters

Environmental Matters
NAEC is subject to environmental laws and regulations structured to mitigate or remove the effect of past operations and to improve or maintain the quality of the environment. For further information regarding environmental matters, see Note 7B, "Commitments and Contingencies - Environmental Matters," to the financial statements.

Other Commitments and Contingencies
NAEC is subject to other commitments and contingencies primarily relating to nuclear insurance contingencies, its Seabrook construction program and the New England Power Pool generation pricing. For further information regarding these other commitments and contingencies, see Note 7, "Commitments and Contingencies," to the financial statements.

Year 2000 Issues
The transition into the year 2000 was a success for the NU system and NAEC. Its mission to provide safe, reliable energy to its customers and to ensure continued operability of critical business functions was not affected by any year 2000 related issues.

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

                                      Income Statement Variances
                                          Millions of Dollars

                              1999 over/(under) 1998    1998 over/(under) 1997
                              ----------------------    ----------------------
                                Amount     Percent       Amount     Percent
                                ------     -------       ------     -------

Operating Revenues               $11           4%         $ 84         44%

Operating Expenses:
Fuel                               2          17             -          -
Other operation and maintenance   10          19           (12)       (20)
Depreciation                       2           9             -          -
Amortization of regulatory
  assets, net                      -           -            79         (a)
Federal and state income taxes    (6)        (28)           11         (a)
Taxes other than income
  taxes                            2          17            (1)        (8)
Operating Income                  (4)         (8)           (3)        (5)

Deferred Seabrook return
  - other funds                   (2)         (34)           -          -
Other, net                         1           12           (8)        (a)
Interest charges, net             (1)          (3)          (1)        (2)

Net Income                         -            -            -          -

(a) Percent greater than 100.

Operating Revenues
Operating revenues represent amounts billed to PSNH under the terms of the Seabrook Power Contracts and for decommissioning expense.

Operating revenues increased in 1999, primarily due to the higher operating expenses related to the Seabrook refueling and maintenance outage in 1999.

Operating revenues increased in 1998, primarily due to amounts billed to PSNH for the amortization of the Seabrook deferred return which began in December 1997.

Fuel
Fuel expense increased in 1999, primarily due to a higher fuel amortization rate since the Seabrook refueling outage.

Other Operation and Maintenance
Other operation and maintenance (O&M) expenses increased in 1999, primarily due to higher costs relating to the Seabrook refueling outage.

Other O&M expenses decreased in 1998, primarily due to lower costs associated with Seabrook outages in 1998.

Depreciation
Depreciation increased in 1999 due to shorter useful lives for 1999 plant asset additions.

Federal and State Income Taxes
Federal and state income taxes decreased in 1999, primarily due to lower taxable income.

Federal and state income taxes increased in 1998, primarily due to higher taxable income.

Taxes Other Than Income Taxes
Taxes other than income taxes increased in 1999, as the result of the New Hampshire change to a statewide utility property tax in place of the nuclear station tax.

The change in taxes other than income taxes in 1998 was not significant.

Deferred Seabrook Return - Other Funds
The deferred Seabrook return income decreased in 1999 as NAEC continues to recover the Seabrook deferred return, reducing the outstanding balance.

Other, Net
Other, net increased in 1999, primarily due to higher interest income on investments in the NU System Money Pool.

Other, net decreased in 1998, primarily due to the amortization of the taxes associated with the Seabrook phase-in costs, which began in December 1997.

Interest Charges, Net
Interest charges, net decreased in 1999 and 1998, primarily due to lower long-term debt outstanding.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
  of North Atlantic Energy Corporation:

We have audited the accompanying balance sheets of North Atlantic Energy Corporation (a New Hampshire corporation and a wholly owned subsidiary of Northeast Utilities) as of December 31, 1999 and 1998, and the related statements of income, common stockholder's equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Atlantic Energy Corporation as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 7A, Public Service Company of New Hampshire (PSNH), Northeast Utilities, and the state of New Hampshire are involved in litigation regarding the proposed implementation of restructuring legislation. PSNH is the sole customer of the company. The restructuring legislation as currently contemplated would require the company to discontinue the application of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation." The discontinuance would result in the company being in technical default under its current financial covenants, which would, if not waived or renegotiated, give rise to the rights of lenders to accelerate the payment of approximately $405 million of the company's indebtedness and approximately $516 million of PSNH's indebtedness. Although a settlement agreement on restructuring has been reached among the company, the state of New Hampshire, and others, implementation is subject to significant contingencies, including New Hampshire legislative, federal and state regulatory, and financial lender approvals. These conditions raise substantial doubt about the company's ability to continue as a going concern. The financial statements referred to above do not include any adjustments that might result from the outcome of this uncertainty.




                                  /s/ ARTHUR ANDERSEN LLP
                                      ARTHUR ANDERSEN LLP


Hartford, Connecticut
January 25, 2000



NORTH ATLANTIC ENERGY CORPORATION

STATEMENTS OF INCOME

------------------------------------------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31,                        1999       1998       1997
------------------------------------------------------------------------------------
                                                         (Thousands of Dollars)

Operating Revenues................................. $ 287,369  $ 276,685  $ 192,381
                                                    ---------- ---------- ----------
Operating Expenses:
  Operation -
     Fuel..........................................    15,596     13,305     13,405
     Other.........................................    41,727     36,763     39,091
  Maintenance......................................    19,030     14,120     24,146
  Depreciation.....................................    27,576     25,381     25,170
  Amortization of regulatory assets, net...........    85,488     85,464      6,270
  Federal and state income taxes...................    34,854     36,194     14,845
  Taxes other than income taxes....................    13,370     11,401     12,393
                                                    ---------- ---------- ----------
        Total operating expenses...................   237,641    222,628    135,320
                                                    ---------- ---------- ----------
Operating Income...................................    49,728     54,057     57,061
                                                    ---------- ---------- ----------
Other Income:
  Deferred Seabrook return - other funds...........     4,417      6,731      7,205
  Other, net.......................................    (7,432)    (8,435)      (747)
  Income taxes.....................................    19,131     14,378      4,394
                                                    ---------- ---------- ----------
        Other income, net..........................    16,116     12,674     10,852
                                                    ---------- ---------- ----------
        Income before interest charges.............    65,844     66,731     67,913
                                                    ---------- ---------- ----------
Interest Charges:
  Interest on long-term debt.......................    45,297     50,082     50,722
  Other interest...................................      (542)      (676)       649
  Deferred Seabrook return - borrowed funds........    (8,467)   (12,169)   (13,411)
                                                    ---------- ---------- ----------
        Interest charges, net......................    36,288     37,237     37,960
                                                    ---------- ---------- ----------

Net Income......................................... $  29,556  $  29,494  $  29,953
                                                    ========== ========== ==========

The accompanying notes are an integral part of these financial statements.


NORTH ATLANTIC ENERGY CORPORATION

BALANCE SHEETS


-----------------------------------------------------------------------------------------
AT DECEMBER 31,                                                   1999           1998
-----------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
ASSETS
------
Utility Plant, at original cost:
  Electric................................................   $    736,472   $    753,379

     Less: Accumulated provision for depreciation.........        196,694        165,114
                                                             -------------  -------------
                                                                  539,778        588,265
  Construction work in progress...........................         10,274          7,090
  Nuclear fuel, net.......................................         21,149         23,644
                                                             -------------  -------------
      Total net utility plant.............................        571,201        618,999
                                                             -------------  -------------

Other Property and Investments:
  Nuclear decommissioning trusts, at market...............         43,667         35,210
                                                             -------------  -------------
                                                                   43,667         35,210
                                                             -------------  -------------
Current Assets:
  Cash....................................................           -                71
  Special deposits........................................              7         11,198
  Notes receivable from affiliated companies..............         56,400         30,350
  Accounts receivable from affiliated companies...........         22,840         23,804
  Taxes receivable........................................         11,717          7,887
  Materials and supplies, at average cost.................         13,088         12,812
  Prepayments and other...................................          1,766          2,198
                                                             -------------  -------------
                                                                  105,818         88,320
                                                             -------------  -------------
Deferred Charges:
  Regulatory assets.......................................        129,641        199,882
  Unamortized debt expense................................          1,780          2,742
                                                             -------------  -------------
                                                                  131,421        202,624
                                                             -------------  -------------

      Total Assets........................................   $    852,107   $    945,153
                                                             =============  =============

The accompanying notes are an integral part of these financial statements.



NORTH ATLANTIC ENERGY CORPORATION

BALANCE SHEETS


-----------------------------------------------------------------------------------------
AT DECEMBER 31,                                                   1999           1998
-----------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock, $1 par value - 1,000 shares
   authorized and outstanding in 1999 and 1998............   $          1   $          1
  Capital surplus, paid in................................        160,999        160,999
  Retained earnings.......................................         12,752         43,196
                                                             -------------  -------------
           Total common stockholder's equity..............        173,752        204,196
  Long-term debt..........................................        135,000        405,000
                                                             -------------  -------------
           Total capitalization...........................        308,752        609,196
                                                             -------------  -------------

  Current Liabilities:
  Long-term debt - current portion........................        270,000         70,000
  Accounts payable........................................         11,694          5,924
  Accounts payable to affiliated companies................            806            867
  Accrued taxes...........................................           -               710
  Accrued interest........................................          2,340          2,987
  Other...................................................            272            285
                                                             -------------  -------------
                                                                  285,112         80,773
                                                             -------------  -------------

Deferred Credits and Other Long-term Liabilities:
  Accumulated deferred income taxes.......................        222,601        209,634
  Deferred obligation to affiliated company...............         12,984         22,728
  Other...................................................         22,658         22,822
                                                             -------------  -------------
                                                                  258,243        255,184
                                                             -------------  -------------


           Total Capitalization and Liabilities...........   $    852,107   $    945,153
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



NORTH ATLANTIC ENERGY CORPORATION

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

-----------------------------------------------------------------------------------
                                                     Capital    Retained
                                           Common    Surplus,   Earnings
                                           Stock     Paid In      (a)      Total
-----------------------------------------------------------------------------------
                                                   (Thousands of Dollars)

Balance at January 1, 1997 ............. $       1  $ 160,999  $ 53,749  $ 214,749

    Net income for 1997.................                         29,953     29,953
    Cash dividends on common stock......                        (25,000)   (25,000)
                                         ---------- ---------- --------- ----------
Balance at December 31, 1997............         1    160,999    58,702    219,702

    Net income for 1998.................                         29,494     29,494
    Cash dividends on common stock......                        (45,000)   (45,000)
                                         ---------- ---------- --------- ----------
Balance at December 31, 1998............         1    160,999    43,196    204,196

    Net income for 1999.................                         29,556     29,556
    Cash dividends on common stock......                        (60,000)   (60,000)
                                         ---------- ---------- --------- ----------
Balance at December 31, 1999............ $       1  $ 160,999  $ 12,752  $ 173,752
                                         ========== ========== ========= ==========

(a) All retained earnings are available for distribution, plus an allowance of $10 million.

The accompanying notes are an integral part of these financial statements.


NORTH ATLANTIC ENERGY CORPORATION

STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------
                                                                For the Years Ended December 31,
--------------------------------------------------------------------------------------------------
(Thousands of Dollars)                                             1999        1998        1997
--------------------------------------------------------------------------------------------------
Operating Activities:
  Net income.................................................. $   29,556  $   29,494  $   29,953
  Adjustments to reconcile to net cash
   provided by operating activities:
    Depreciation..............................................     27,576      25,381      25,170
    Amortization of nuclear fuel..............................     12,642      10,453      10,705
    Deferred income taxes and investment tax credits, net.....        452       6,010      22,649
    Deferred return - Seabrook................................    (12,884)    (18,900)    (20,616)
    Amortization of regulatory assets, net....................     85,488      85,464       6,270
    Deferred obligation to affiliated company.................     (9,744)     (9,744)       (812)
    Other sources of cash.....................................     35,486      18,214       3,370
  Changes in working capital:
    Receivables...............................................        964       1,891      (9,273)
    Materials and supplies....................................       (276)        191          90
    Accounts payable..........................................      5,709      (7,161)    (11,835)
    Accrued taxes.............................................       (710)        710      (3,486)
    Other working capital (excludes cash).....................      7,133     (13,258)      3,429
                                                               ----------- ----------- -----------
Net cash flows provided by operating activities...............    181,392     128,745      55,614
                                                               ----------- ----------- -----------
Financing Activities:
  Net (decrease)/increase in short-term debt..................       -         (9,950)      7,450
  Reacquisitions and retirements of long-term debt............    (70,000)    (20,000)    (20,000)
  Cash dividends on common stock..............................    (60,000)    (45,000)    (25,000)
                                                               ----------- ----------- -----------
Net cash flows used in financing activities...................   (130,000)    (74,950)    (37,550)
                                                               ----------- ----------- -----------
Investing Activities:
  Investment in plant:
    Electric utility plant....................................     (7,895)     (9,028)     (6,606)
    Nuclear fuel..............................................     (9,934)     (6,474)     (6,147)
                                                               ----------- ----------- -----------
    Net cash flows used for investments in plant..............    (17,829)    (15,502)    (12,753)

  Investment in NU system Money Pool..........................    (26,050)    (30,350)       -
  Investment in nuclear decommissioning trusts................     (7,584)     (7,885)     (5,597)
                                                               ----------- ----------- -----------
Net cash flows used in investing activities...................    (51,463)    (53,737)    (18,350)
                                                               ----------- ----------- -----------
Net (decrease)/increase in cash for the period................        (71)         58        (286)
Cash - beginning of period....................................         71          13         299
                                                               ----------- ----------- -----------
Cash - end of period.......................................... $        -  $       71  $       13
                                                               =========== =========== ===========

Supplemental Cash Flow Information:
Cash paid during the year for:
  Interest, net of amounts capitalized........................ $   38,042  $   42,498  $   45,297
                                                               =========== =========== ===========
  Income taxes................................................ $    3,000  $   22,136  $     -
                                                               =========== =========== ===========

The accompanying notes are an integral part of these financial statements.




NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    A. About North Atlantic Energy Corporation
       North Atlantic Energy Corporation (NAEC or the company) along with The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH), Western Massachusetts Electric Company (WMECO), and Holyoke Water Power Company (HWP) are the operating companies comprising the Northeast Utilities system (NU system) and are wholly owned by Northeast Utilities (NU). The NU system serves in excess of 30 percent of New England's electric needs and is one of the 20 largest electric utility systems in the country as measured by revenues. The
       NU system furnishes franchised retail electric service in New Hampshire, Connecticut and western Massachusetts through PSNH, CL&P and WMECO.
       NAEC owns 35.98 percent of the Seabrook Station (Seabrook) nuclear unit and sells all of its entitlement to the capacity and output of Seabrook to PSNH under the terms of two life-of-unit, full cost recovery contracts (Seabrook Power Contracts). HWP, also is engaged in the production and distribution of electric power.

       NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act) and the NU system, including NAEC, is subject to provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC.
       NAEC is subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

       Several wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company (NUSCO) provides centralized accounting administrative, information resources, engineering, financial, legal, operational, planning, purchasing, and other services to the NU system companies. Northeast Nuclear Energy Company acts as agent for the NU system companies and other New England utilities in operating the Millstone nuclear units. North Atlantic Energy Service Corporation (NAESCO) has operational responsibility for Seabrook.

       On October 13, 1999, NU and Consolidated Edison, Inc. (Con Edison) announced that they have agreed to a merger to combine the two companies. For further information, see Note 11, "Merger Agreement with Con Edison."

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

    C. New Accounting Standards
       The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. This statement will require derivative instruments utilized by NAEC to be recognized as assets or liabilities at fair value.

       In June 1999, the FASB delayed the adoption date of SFAS No. 133 until January 1, 2001.

       Based on the derivative instruments which currently are being utilized by NAEC to hedge some of its interest rate risk there may be an impact on earnings upon adoption of SFAS No. 133 which management has not estimated at this time.

    D. Jointly Owned Electric Utility Plant
       Seabrook: NAEC has a 35.98 percent ownership interest in Seabrook, a 1,148 megawatt nuclear generating unit. NAEC sells all of its share of the power generated by Seabrook to PSNH under the Seabrook Power Contracts. NAEC expects to auction its investment in Seabrook upon the resolution of the restructuring issues in the state of New Hampshire.

       NAEC's share of Seabrook's plant-in-service as of December 31, 1999 and 1998, was $728 million and $721.2 million, respectively, and the accumulated provision for depreciation was $153 million and $130.7 million, respectively.

    E. Depreciation
       The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency. Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. The costs of closure and removal of nonnuclear facilities are accrued over the life of the plant as a component of depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.8 percent in 1999 and 3.5 percent in 1998 and 1997.

    F. Seabrook Power Contracts
       NAEC and PSNH have entered into two power contracts that obligate PSNH to purchase NAEC's share of the capacity and output of Seabrook for the term of Seabrook's operating license. Under the terms of the power contracts, PSNH is obligated to pay NAEC's cost of service during this period, regardless of whether Seabrook is operating. NAEC's cost of service includes all of its Seabrook-related costs, including operation and maintenance expenses, fuel expense, income and property tax expense, depreciation expense, certain overhead and other costs, and a return on its allowed investment.

       The Seabrook Power Contracts established the value of the initial investment in Seabrook at $700 million. As prescribed by the 1989 rate agreement between NU, PSNH, and the state of New Hampshire (Rate Agreement), as of May 1, 1996, NAEC phased into rates 100 percent of the recoverable portion of its investment in Seabrook. From June 5, 1992 (the date NU acquired PSNH and NAEC acquired Seabrook from PSNH - the Acquisition Date) through November 1997, NAEC recorded a $203.9 million deferred return on its investment in Seabrook. At November 30, 1997, NAEC's utility plant included $84.1 million of the deferred return that was transferred as part of the Seabrook plant assets to NAEC on the Acquisition Date.

       Beginning on December 1, 1997, the deferred return, including the portion transferred to NAEC, began to be billed through the Seabrook Power Contracts to PSNH. The deferred return will be fully recovered from customers by May 2001. NAEC is depreciating its initial investment over the term of Seabrook's operating license (39 years), and any subsequent plant additions are depreciated on a straight-line basis over the remaining term of the Seabrook Power Contracts at the time the subsequent additions are placed in service.

       Under the current Seabrook Power Contracts, if Seabrook is shut down prior to the expiration of its operating license, PSNH will be unconditionally required to pay NAEC termination costs for 39 years, less the period during which Seabrook has operated. These termination costs will reimburse NAEC for its share of Seabrook shut-down and decommissioning costs and will pay NAEC a return of and on any undepreciated balance of its initial investment over the remaining term of the Seabrook Power Contracts. In addition, PSNH will pay NAEC a return of and on any capital additions to the plant made after the Acquisition Date over a period of five years after shut down (net of any tax benefits to NAEC attributable to the cancellation).

       In August 1999, NU, PSNH and the state of New Hampshire signed the "Agreement to Settle PSNH Restructuring" (Settlement Agreement) which, once approved and implemented, will resolve a number of pending regulatory and court proceedings related to PSNH. The Settlement Agreement is awaiting approval of the New Hampshire Public Utilities Commission (NHPUC) and is subject to legislative approval for the issuance of rate reduction bonds (securitization). The Settlement Agreement also requires NAEC to sell via public auction its share of Seabrook, with the sale to occur no later than December 31, 2003.
       Upon the approval and implementation of the Settlement Agreement, NAEC and PSNH will restructure the power contracts to provide for the buydown of the value of the Seabrook asset to $100 million. Upon a successful sale of NAEC's share of Seabrook, the existing Seabrook Power Contracts between NAEC and PSNH will be terminated. However, PSNH will continue to be responsible for funding NAEC's ownership share of Seabrook's decommissioning liability.

    G. Regulatory Accounting and Assets
       The accounting policies of NAEC and the accompanying financial statements conform to generally accepted accounting principles applicable to rate-regulated enterprises and reflect the effects of the rate-making process in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." Assuming a cost-of-service based regulatory structure, regulators may permit incurred costs, normally treated as expenses, to be deferred and recovered through future revenues. Through their actions, regulators may also reduce or eliminate the value of an asset, or create a liability.
       If any portion of NAEC's operations were no longer subject to the provisions of SFAS No. 71, the company would be required to write off all of its related regulatory assets and liabilities unless there is a formal transition plan that provides for the recovery, through established rates, for the collection of these costs through a portion of the business, which would remain regulated on a cost-of-service basis. At the time of transition, NAEC would be required to determine any impairment to the carrying costs of deregulated plant and inventory assets.

       Based on a current evaluation of the various factors and conditions that are expected to impact future cost recovery, management continues to believe it is probable that NAEC will recover its investments in long-lived assets, including regulatory assets. In addition, all material regulatory assets are earning a return. The components of NAEC's regulatory assets are as follows:

       ------------------------------------------------------------------------
       At December 31,                                 1999         1998
       ------------------------------------------------------------------------
                                                     (Millions of Dollars)
       Deferred costs-Seabrook.....................   $ 88.5       $147.1
       Income taxes, net...........................     35.6         39.5
       Recoverable energy costs....................      1.7          1.9
       Unamortized loss on reacquired debt.........      3.8         11.4
                                                      ------       ------
                                                      $129.6       $199.9
                                                      ======       ======
       ------------------------------------------------------------------------

       At this time, management continues to believe that the application of SFAS No. 71 remains appropriate. If the Settlement Agreement, as filed, is approved by the NHPUC and implemented, then NAEC will discontinue the application of SFAS No. 71. At that time, PSNH will make a payment to NAEC to buydown the Seabrook Power Contracts. NAEC will reduce the Seabrook asset to $100 million and will write off any remaining regulatory assets.

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

       The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, which give rise to the accumulated deferred tax obligation is as follows:

       ------------------------------------------------------------------------
       At December 31,                                 1999         1998
       ------------------------------------------------------------------------
                                                     (Millions of Dollars)
       Accelerated depreciation and
         other plant-related differences..........    $205.1       $182.2
       Regulatory assets - income tax gross up....      12.2         13.6
       Other......................................       5.3         13.8
                                                      ------       ------
                                                      $222.6       $209.6
                                                      ======       ======

       ------------------------------------------------------------------------
    I. Recoverable Energy Costs
       Under the Energy Policy Act of 1992 (Energy Act), NAEC is assessed for its proportionate shares of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (DOE) (D&D Assessment). The Energy Act requires that regulators treat D&D Assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates, like any other fuel cost. NAEC is currently recovering these costs through the Seabrook Power Contracts. As of December 31, 1999 and 1998, NAEC's total D&D Assessment deferral was $1.7 million and $1.9 million, respectively.

    J. Deferred Cost - Seabrook
       Under the Rate Agreement, the plant costs of Seabrook were phased into rates over a 7-year period beginning May 15, 1991. Total costs deferred under the phase-in plan were $288 million. Total deferred costs outstanding at December 31, 1999 and 1998 were $88.5 million and $147.1 million, respectively. This plan is accounted for in compliance with SFAS No. 92, "Regulated Enterprises - Accounting for Phase-In Plans." The costs will be fully recovered from PSNH's customers by May 2001.

    K. Interest Rate Risk Management Instruments
       NAEC utilizes market risk management instruments to hedge well-defined risks associated with variable interest rates. To qualify for hedge treatment, the underlying hedged item must expose the company to risks associated with market fluctuations and the market risk management instrument used must be designated as a hedge and must reduce the company's exposure to market fluctuations throughout the period.
       Amounts receivable or payable under interest rate management instruments are accrued and offset against interest expense.

2.  NUCLEAR DECOMMISSIONING AND PLANT CLOSURE COSTS
    Seabrook: Under the terms of the Rate Agreement, PSNH is obligated to pay NAEC's share of Seabrook's decommissioning costs, even if the unit is shut down prior to the expiration of its operating license. Accordingly, NAEC bills PSNH directly for its share of the costs of decommissioning Seabrook. Under New Hampshire law, Seabrook decommissioning funding requirements are set by the New Hampshire Nuclear Decommissioning Financing Committee
    (NDFC). During April 1999, the NDFC issued an order that adjusted the decommissioning collection period and funding levels assuming that Seabrook's anticipated energy producing life was 25 years from the date it went into commercial operation. Decommissioning collections are now expected to be completed by October 2015. The cost of funding decommissioning Seabrook is now being accrued over the estimated remaining accelerated funding period that was ordered by the NDFC.

    Upon retirement, Seabrook must be decommissioned. Current decommissioning studies conclude that complete and immediate dismantlement as soon as practical after retirement continues to be the most viable and economic method of decommissioning a unit. These studies are reviewed and updated periodically to reflect changes in decommissioning requirements, costs, technology, and inflation. Changes in requirements or technology, the timing of funding or dismantling or adoption of a decommissioning method other than immediate dismantlement would change decommissioning cost estimates and the amounts required to be recovered.

    The estimated cost of decommissioning NAEC's share of Seabrook, in year end 1999 dollars is $203.3 million. Nuclear decommissioning costs are accrued over the expected service life of the unit and are included in depreciation expense. Nuclear decommissioning expenses for the unit amounted to $6.8 million in 1999, $4.7 million in 1998 and $4.5 million in 1997. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation.

    Payments for NAEC's ownership share of the cost of decommissioning Seabrook are paid to an independent decommissioning financing fund managed by the state of New Hampshire. Funding of the estimated decommissioning costs assumes escalated collections and after-tax earnings on the Seabrook decommissioning fund of 6.5 percent.

    As of December 31, 1999 and 1998, NAEC has paid $32.7 million and $25.6 million (including payments made prior to the Acquisition Date by PSNH), into Seabrook's decommissioning financing fund. Earnings on the decommissioning financing fund increase the decommissioning trust balance and the accumulated reserve for depreciation. Unrealized gains and losses associated with the decommissioning financing fund also impact the balance of the trust and the accumulated reserve for depreciation. The fair values of the amounts in the external decommissioning trust for NAEC were $43.7 million and $35.2 million at December 31, 1999 and 1998, respectively.

3.  SHORT-TERM DEBT
    Limits: The amount of short-term borrowings that may be incurred by NAEC is subject to periodic approval by either the SEC under the 1935 Act or by its state regulator. SEC authorization allowed NAEC, as of January 1, 1999, to incur short-term borrowings up to a maximum of $60 million.

    Money Pool: Certain subsidiaries of NU, including NAEC, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the NU system, and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate. Borrowings based on loans from NU parent, however, bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At
    December 31, 1999 and 1998, NAEC had no borrowings outstanding from the Pool.

4.  LONG-TERM DEBT
    Details of long-term debt outstanding are:

    ------------------------------------------------------------------------
    At December 31,                                    1999         1998
    ------------------------------------------------------------------------
                                                     (Millions of Dollars)

    First Mortgage Bonds:
      9.05% Series A, due 2002....................     $205         $275
    Notes:
      Variable - Rate Facility, due 2000..........      200          200

      Less amounts due within one year............      270           70
                                                       ----         ----
    Long-term debt, net...........................     $135         $405
                                                       ====         ====
    ------------------------------------------------------------------------

    Long-term debt maturities and cash sinking fund requirements on debt outstanding at December 31, 1999, for the years 2000 through 2004 are $270 million, $70 million and $65 million for years 2000 through 2002, respectively, and no requirements for 2003 and 2004.

    Essentially all utility plant of NAEC is subject to the liens of the company's first mortgage bond indenture.

    Interest rate swaps effectively fix the interest rate of NAEC's $200 million variable-rate bank note at interest rates ranging from 5.81 percent to 6.07 percent.

5.  INCOME TAX EXPENSE
    The components of the federal and state income tax provisions were charged/(credited) to operations as follows:

    ---------------------------------------------------------------------------
    For the Years Ended December 31,             1999       1998       1997
    ---------------------------------------------------------------------------
                                                   (Millions of Dollars)
    Current income taxes:
      Federal..............................     $15.1      $15.2     $(11.9)
      State................................       0.2        0.6       (0.3)
                                                -----      -----     ------
        Total current......................      15.3       15.8      (12.2)
                                                -----      -----     ------
    Deferred income taxes, net:
      Federal..............................       0.4        4.0       21.5
      State................................        -         2.0        1.1
                                                -----      -----     ------
        Total deferred.....................       0.4        6.0       22.6
                                                -----      -----     ------
    Total income tax expense...............     $15.7      $21.8     $ 10.4
                                                =====      =====     ======
    ---------------------------------------------------------------------------

    The components of total income tax expense/(credit) are classified as follows:

    ---------------------------------------------------------------------------
    For the Years Ended December 31,             1999       1998       1997
    ---------------------------------------------------------------------------
                                                   (Millions of Dollars)
    Income taxes charged to
      operating expenses...................     $ 34.8     $ 36.2     $14.8
    Other income taxes.....................      (19.1)     (14.4)     (4.4)
                                                ------     ------     -----
      Total income tax expense.............     $ 15.7     $ 21.8     $10.4
                                                ======     ======     =====
    ---------------------------------------------------------------------------

    Deferred income taxes are comprised of the tax effects of temporary differences as follows:

    ---------------------------------------------------------------------------
    For the Years Ended December 31,             1999       1998       1997
    ---------------------------------------------------------------------------
                                                   (Millions of Dollars)

    Depreciation...........................     $ 19.5    $ 21.8      $20.8
    Bond redemptions.......................       (2.8)     (2.8)      (2.4)
    Seabrook deferred return...............      (15.7)    (14.2)       3.4
    Other..................................       (0.6)      1.2        0.8
                                                ------    ------      -----
      Deferred income taxes, net...........     $  0.4    $  6.0      $22.6
                                                ======    ======      =====
    ---------------------------------------------------------------------------

    A reconciliation between income tax expense and the expected tax expense at 35 percent of pretax income is as follows:

    ---------------------------------------------------------------------------
    For the Years Ended December 31,             1999       1998       1997
    ---------------------------------------------------------------------------
                                                   (Millions of Dollars)

    Expected federal income tax............      $15.8     $18.0      $14.1
    Tax effect of differences:
      Amortization of regulatory assets....        7.0       7.1       (0.3)
      Depreciation.........................       (3.2)      1.6       (0.5)
      Deferred Seabrook return.............       (1.5)     (2.4)      (2.5)
      State income taxes,
        net of federal benefit                     0.1       1.7        0.5
      Allocation of Parent Company's loss..       (2.1)     (3.9)      (0.6)
      Other, net...........................       (0.4)     (0.3)      (0.3)
                                                 -----     -----      -----
    Total income tax expense...............      $15.7     $21.8      $10.4
                                                 =====     =====      =====
    ---------------------------------------------------------------------------

6.  DEFERRED OBLIGATION TO AFFILIATED COMPANY
    At the time PSNH emerged from bankruptcy on May 16, 1991, in accordance with the phase-in under the Rate Agreement, it began to accrue a deferred return on the unphased-in portion of its Seabrook investment. From May 16, 1991 to the Acquisition Date, PSNH accrued a deferred return of $50.9 million. On the Acquisition Date, PSNH transferred the $50.9 million deferred return to NAEC as part of the Seabrook-related assets.

    At the time PSNH transferred the deferred return to NAEC, it realized, for income tax purposes, a gain that was deferred under the consolidated income tax rules. Beginning December 1, 1997, the gain is being amortized into income for income tax purposes as the deferred return of $50.9 million, and the associated income taxes of $33.2 million, are collected by NAEC through the Seabrook Power Contracts scheduled to end in May 2001. As NAEC recovers the $33.2 million in years eight through ten of the Rate Agreement, corresponding payments are being made to PSNH. The balance of the deferred obligation to PSNH at December 31, 1999 and 1998, was $13 million and $22.7 million, respectively.

7.  COMMITMENTS AND CONTINGENCIES

    A. Restructuring
       In August 1999, NU, PSNH and the state of New Hampshire signed a Settlement Agreement intended to settle a number of pending regulatory and court proceedings related to PSNH. Parties to the agreement included the governor of New Hampshire, the Governor's Office of Energy and Community Service, the New Hampshire attorney general, certain members of the staff of the NHPUC, PSNH, and NU. The Settlement Agreement was submitted to the NHPUC on August 2, 1999, and is awaiting approval. If approved by the NHPUC, the Settlement Agreement would resolve 11 NHPUC dockets and PSNH's federal lawsuit which had enjoined the state of New Hampshire from implementing its restructuring legislation, would require PSNH to write off $225 million after-tax of its stranded costs and would allow for the recovery of the remaining amount. Also, implementation of the Settlement Agreement is contingent upon securitization. Securitization requires the initial approval of the NHPUC and final approval from the New Hampshire Legislature via enactment of appropriate legislation. Other approvals are also required from various federal and state regulatory agencies and financial lenders.

       The Settlement Agreement also requires NAEC to auction its Seabrook investment. Once NAEC's share of Seabrook is sold, the existing Seabrook Power Contracts between NAEC and PSNH will be terminated. However, PSNH will continue to pay NAEC's ownership share of Seabrook's decommissioning liability.

    B. Environmental Matters
       The NU system, including NAESCO on behalf of NAEC, is subject to environmental laws and regulations intended to mitigate or remove the effect of past operations and improve or maintain the quality of our environment. As such, the NU system and NAESCO, have an active environmental auditing and training program and believes it is in compliance with the current laws and regulations.

       However, the normal course of operations may necessarily involve activities and substances that expose NAEC to potential liabilities of which management cannot determine the outcome. Additionally, management cannot determine the outcome for liabilities that may be imposed for past acts, even though such past acts may have been lawful at the time they occurred. Management does not believe, however, that this will have a material impact on NAEC's financial statements.

    C. Spent Nuclear Fuel Disposal Costs
       Under the Nuclear Waste Policy Act of 1982, NAEC must pay the DOE for the disposal of spent nuclear fuel and high-level radioactive waste.
       The DOE is responsible for the selection and development of repositories for, and the disposal of, spent nuclear fuel and high-level radioactive waste. Fees for nuclear fuel burned are billed currently to customers and paid to the DOE on a quarterly basis.

    D. Nuclear Insurance Contingencies
       Insurance policies covering NAEC's ownership share of Seabrook have been purchased for the primary cost of repair, replacement or decontamination of utility property and certain extra costs for repair, replacement or decontamination or premature decommissioning of utility property.

       NAEC is subject to retroactive assessments if losses under those policies exceed the accumulated funds available to the insurer. The maximum potential assessments against NAEC, including costs resulting from PSNH's contracts with NAEC, with respect to losses arising during the current policy year for the primary property insurance program and the excess property damage policies are $2.1 million and $3.2 million, respectively. In addition, insurance has been purchased by the NU system in the aggregate amount of $200 million on an industry basis for coverage of worker claims.

       Under certain circumstances, in the event of a nuclear incident at one of the nuclear facilities covered by the federal government's third-party liability indemnification program, the NU system, including NAEC, could be assessed liabilities in proportion to its ownership interest in each of its nuclear units up to $83.9 million. The NU system's payment of this assessment would be limited to, in proportion to its ownership interest, $10 million in any one year per nuclear unit.
       In addition, if the sum of all claims and costs from any one nuclear incident exceeds the maximum amount of financial protection, the NU system would be subject to an additional 5 percent or $4.2 million liability, in proportion to its ownership interest in each of its nuclear units. Under the terms of the Seabrook Power Contracts with NAEC, PSNH could be obligated to pay for any assessment charged to NAEC as a cost of service. Based upon NAEC's ownership interest in Seabrook, PSNH's maximum liability, including any additional assessments, would be $31.3 million per incident, of which payments would be limited to $3.6 million per year.

    E. Seabrook Construction Program
       NAEC currently forecasts construction expenditures for its share of Seabrook to be $9.7 million for the years 2000-2001, including approximately $4.6 million for 2000. In addition, NAEC estimates that its share of Seabrook nuclear fuel requirements will be $46.3 million for the years 2000-2003, including $14.8 million for 2000.

    F. New England Power Pool (NEPOOL) Generation Pricing
       Disputes with respect to interpretation and implementation of the NEPOOL market rules have arisen with respect to various competitive product markets. In certain cases, NAEC stands to gain as a result of resolution of such disputes. In other cases, NAEC could incur additional costs as the result of resolution of the disputes. The various disputes are in various stages of resolution through alternative dispute resolution and regulatory review. It is too early to tell the level of potential gain or loss that may result upon resolution of these issues.

8.  MARKET RISK AND MANAGEMENT INSTRUMENTS
    Interest Rate Risk Management: NAEC uses swap instruments with financial institutions to hedge against interest rate risk associated with its $200 million variable-rate bank note. Under the agreements, NAEC exchanges quarterly payments based on a differential between a fixed contractual interest rate and the 3-month LIBOR rate at a given time. As of December 31, 1999 and 1998, NAEC had outstanding agreements with a total notional value of $200 million and mark-to-market positions of positive $0.5 million and negative $2.3 million, respectively.

    Credit Risk: These agreements have been made with various financial institutions, each of which is rated "A3" or better by Moody's Investors Service rating group. NAEC is exposed to credit risk on its respective market risk management instruments if the counterparties fail to perform their obligations. Management anticipates that the counterparties will fully satisfy their obligations under the agreements.

9.  FAIR VALUE OF FINANCIAL INSTRUMENTS
    The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

    Cash and cash equivalents: The carrying amounts approximate fair value due to the short-term nature of cash and cash equivalents.

    Nuclear decommissioning trust: The investments held in NAEC's nuclear decommissioning fund were adjusted to market by $3.2 million as of December 31, 1999, and by $2.3 million as of December 31, 1998, with corresponding offsets to the accumulated provision for depreciation.
    The amounts adjusted in 1999 and 1998 represent cumulative gross unrealized holding gains. The cumulative gross unrealized holding losses were immaterial for 1999 and 1998.

    Long-term debt: The fair value of NAEC's fixed-rate security is based upon the quoted market price for that issue or similar issue. The adjustable rate security is assumed to have a fair value equal to its carrying value.

    The carrying amounts of NAEC's financial instruments and the estimated fair values are as follows:

    --------------------------------------------------------------------------
                                                 At December 31, 1999
    --------------------------------------------------------------------------
                                                Carrying          Fair
    (Millions of Dollars)                       Amount            Value
    --------------------------------------------------------------------------
    First mortgage bonds.......................  $205.0          $207.8
    Other long-term debt.......................  $200.0          $200.0
    -------------------------------------------------------------------------

    --------------------------------------------------------------------------
                                                 At December 31, 1998
    --------------------------------------------------------------------------
                                                Carrying          Fair
    (Millions of Dollars)                       Amount            Value
    --------------------------------------------------------------------------
    First mortgage bonds.......................  $275.0          $284.5
    Other long-term debt.......................  $200.0          $200.0
    -------------------------------------------------------------------------

10. SEGMENT INFORMATION
    Effective January 1, 1999, the NU system companies, including NAEC, adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The NU system is organized between regulated utilities and unregulated energy services. NAEC is included in the regulated utilities segment of the NU system and has no other reportable segments.

11. MERGER AGREEMENT WITH CON EDISON
    On October 13, 1999, NU and Con Edison announced that they have agreed to a merger to combine the two companies. The shareholders of NU will receive $25 per share in a combination of cash and Con Edison common stock.

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


North Atlantic Energy Corporation

-----------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA                      1999         1998         1997          1996          1995
-----------------------------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
Operating Revenues.....................    $287,369     $276,685   $  192,381    $  162,152    $  157,183

Operating Income.......................      49,728       54,057       57,061        54,889        51,394

Net Income.............................      29,556       29,494       29,953        32,072        24,441

Cash Dividends on Common Stock.........      60,000       45,000       25,000        38,000        24,000

Total Assets...........................     852,107      945,153    1,014,639     1,017,388     1,014,649

Long-Term Debt (a).....................     405,000      475,000      495,000        515,000      560,000

-----------------------------------------------------------------------------------------------------------
CONSOLIDATED QUARTERLY FINANCIAL DATA (Unaudited)
-----------------------------------------------------------------------------------------------------------
                                                               Quarter Ended
-----------------------------------------------------------------------------------------------------------
1999                                        March 31     June 30             September 30     December 31
-----------------------------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)

Operating Revenues.....................      $70,289     $77,203                $69,779          $70,098
                                             =======     =======                =======          =======
Operating Income.......................      $12,475     $12,303                $12,122          $12,828
                                             =======     =======                =======          =======
Net Income.............................      $ 6,461     $ 6,243                $ 6,442          $10,410
                                             =======     =======                =======          =======
-----------------------------------------------------------------------------------------------------------
1998
-----------------------------------------------------------------------------------------------------------
Operating Revenues.....................      $68,169     $69,627               $69,087           $69,802
                                             =======     =======               =======           =======
Operating Income.......................      $13,648     $13,365               $13,159           $13,885
                                             =======     =======               =======           =======
Net Income.............................      $ 6,909     $ 8,303               $ 7,170           $ 7,112
                                             =======     =======               =======           =======

-----------------------------------------------------------------------------------------------------------
STATISTICS (Unaudited)                         1999       1998         1997          1996          1995
-----------------------------------------------------------------------------------------------------------
Gross Electric Utility
  Plant at December 31,
  (Thousands of Dollars)...............      $767,895   $784,113     $811,140      $816,446      $806,892
                                             ========   ========     ========      ========      ========

kWh Sales (Millions) for the
  year ended December 31,..............      $  3,125   $  3,018     $  2,859      $  3,542      $  3,016
                                             ========   ========     ========      ========      ========

(a) Includes portion due within one year.