Form 10-K, Exhibit 13
period 2000-12-31
NORTHEAST UTILITIES SYSTEM; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 2001-03-28
CIK 72741, 23426, 106170, 315256, 880416

2000 Annual Report

            The Connecticut Light and Power Company and Subsidiaries

                                     Index


Contents                                                                Page
--------                                                                ----

Management's Discussion and Analysis of Financial
  Condition and Results of Operations.............................        1

Report of Independent Public Accountants..........................       12

Consolidated Statements of Income.................................       13

Consolidated Statements of Comprehensive Income...................       13

Consolidated Balance Sheets.......................................     14-15

Consolidated Statements of Common Stockholder's Equity............       16

Consolidated Statements of Cash Flows.............................       17

Notes to Consolidated Financial Statements........................       18

Selected Consolidated Financial Data..............................       41

Consolidated Quarterly Financial Data (Unaudited).................       41

Consolidated Statistics (Unaudited)...............................       42

Preferred Stockholder and Bondholder Information..................   Back Cover




The Connecticut Light and Power Company and Subsidiaries

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------

FINANCIAL CONDITION
-------------------

Overview
--------

The Connecticut Light and Power Company's (CL&P or the company), the Northeast Utilities (NU) system's (NU system) largest operating subsidiary, earnings totaled $148.1 million in 2000, compared with a loss of $13.6 million in 1999 and $195.7 million in 1998. The 2000 results represented CL&P's first annual profit since 1995. CL&P benefited from the return to service of the Millstone 2 unit in May 1999 and the strong performance of the Millstone 2 and 3 units in 2000. Millstone 2 operated at a capacity factor of 82 percent in 2000, while Millstone 3 operated at a capacity factor of virtually 100 percent in 2000. However, management projects that CL&P's earnings will decline in 2001 as a result of the expected sale of CL&P's share of the Millstone units, other rate adjustments and the pending resolution of the over-earnings docket. Although CL&P's earnings are expected to decline, its return on equity is not expected to be compromised.

In 2000, CL&P's revenues increased to $2.94 billion, up 20 percent from $2.45 billion in 1999, primarily due to higher wholesale revenues. Revenues were $2.39 billion in 1998. This growth in revenues was offset by a 5 percent retail rate decrease on January 1, 2000, for customers of CL&P.

Consolidated Edison, Inc. Merger
--------------------------------

In 2000, NU and Consolidated Edison, Inc. (Con Edison) received most of the approvals needed to complete the merger announced in October 1999. Shareholders from both companies approved the merger in April 2000, and all state regulatory approvals were granted by the end of the year. Additionally, the Federal Energy Regulatory Commission (FERC) approved the merger in May 2000, the Nuclear Regulatory Commission approved the transaction in August 2000, and the United States Department of Justice approved the merger in February 2001. Necessary approval from the Securities and Exchange Commission
(SEC) was expected to be received in mid-March 2001.

On February 28, 2001, NU's Board of Trustees requested that Con Edison provide reasonable assurance, in writing, that it intended to comply with the terms of the definitive merger agreement between the two companies. This included assurances that Con Edison would consummate the pending merger at the price set forth in the agreement promptly following the receipt of SEC approval.
The original request for assurance was to be received by March 2, 2001, however that date was later extended to March 5, 2001. On March 5, 2001, Con Edison advised NU that it was not willing to close the merger on the agreed terms.
NU notified Con Edison that it was treating its refusal to proceed on the terms set forth in the merger agreement as a repudiation and breach of the merger agreement, and that NU would file suit to obtain the benefits of the transaction as negotiated for NU shareholders. On March 6, 2001, Con Edison filed suit in the U.S. District Court for the Southern District of New York (Southern District), seeking declaratory judgment that NU failed to satisfy conditions precedent under the merger agreement. On March 12, 2001, NU filed suit against Con Edison in the Southern District seeking damages in excess of $1 billion arising from Con Edison's breach of the merger agreement. NU cannot predict the outcome of this matter nor its effect on NU.

Liquidity
---------

CL&P's net cash flows provided by operating activities decreased to $259.9 million in 2000 compared to $299.4 million in 1999 and $364.1 million in 1998. Reductions in depreciation and amortization expense, primarily as a result of industry restructuring resulted in a decrease in net cash flows from operations. Industry restructuring in Connecticut required a retail rate reduction of 5 percent on January 1, 2000, further reducing cash flows from operations. These decreases were offset by a $161.7 million increase in net income for the year ended December 31, 2000, compared with the same periods in 1999 and 1998 which increased cash flows from operating activities. Finally, the payment of taxes which occurred in 2000 related to the 1999 sale of generation assets, also decreased cash flows from operations. Cash flows from operations partially met the payment of CL&P's common and preferred dividends ($79.4 million) and investments in electric utility plant, nuclear fuel and nuclear decommissioning trusts ($269.1 million). The level of common dividends totaled $72 million in 2000, as compared to no common dividends paid in 1999 and 1998. The level of preferred dividends decreased to $7.4 million in 2000, compared with $12.8 million in 1999 and $14.1 million in 1998, reflecting CL&P's ongoing effort to reduce preferred stock outstanding. CL&P currently forecasts construction expenditures ranging from $206 million to $231.1 million for the year 2001.

The transfer of 1,289 megawatts (MW) of hydroelectric generation assets to Northeast Generation Company, an affiliated company, from CL&P and Western Massachusetts Electric Company (WMECO) in March 2000, produced a significant source of cash for CL&P and WMECO. CL&P used this cash to retire long-term debt, preferred stock and to return equity capital to the parent company. Financing activities for 2000 included $578.6 million for the retirement of long-term debt, preferred stock and common stock, compared with $639.8 million for 1999 and $80.7 million in 1998.

In November 2000, CL&P and WMECO reduced their revolving credit agreement to $350 million from $500 million to reflect lower borrowing needs post-restructuring. This agreement was renewed with more favorable terms as a result of the NU system's improving credit profile. In January 2001, Moody's Investors Service and Standard and Poor's upgraded their credit ratings for CL&P primarily as a result of the anticipated sale of the Millstone units and NU's general financial recovery. In February 2001, Fitch IBCA upgraded its credit ratings for CL&P. These upgrades return CL&P's unsecured debt to investment grade ratings for the first time in five years and will save the NU system in excess of $4.7 million annually in financing costs.

For further information regarding CL&P's borrowing facilities, see Note 2, "Short-Term Debt," to the consolidated financial statements.

In 2001, NU expects to reduce the capitalization of its regulated electric operating companies significantly as a result of continued asset sales and securitization of stranded costs. CL&P expects to receive gross proceeds of $843.2 million as a result of the sale of its ownership interests in the Millstone units to Dominion Resources, Inc. (Dominion). This sale is expected to close as early as the end of March 2001. The cash proceeds are expected to be used to repay subsidiary debt and capital lease obligations and to return equity capital to the parent company.

By the end of 2002, CL&P expects to complete the auction of its share of the Seabrook Station nuclear unit (Seabrook). Cash proceeds will be used to retire debt and to return equity capital to the parent company.

In November 2000, the Connecticut Department of Public Utility Control (DPUC) approved CL&P's request to securitize an amount not to exceed $1.55 billion of approved, eligible stranded costs, primarily related to above-market purchased-power contracts and generation-related regulatory assets. CL&P plans to use approximately $400 million of those proceeds to reduce debt with the remaining proceeds to be used to buydown and buyout above-market purchased-power contracts and to return equity capital to the parent company. However, the Office of Consumer Counsel (OCC) has appealed the securitization order to the Connecticut Superior Court. On March 1, 2001, CL&P and the OCC entered into an agreement to settle this issue. Under the agreement, pending DPUC approval, the OCC agreed to withdraw its appeal of the securitization order and not take any action that would affect the timing and the amount of securitization financing to be undertaken. The DPUC approved the agreement on March 12, 2001. The OCC withdrew its appeal on March 16, 2001. Securitization for CL&P is expected to take place by the end of the first quarter 2001.

Restructuring
-------------

As a result of industry restructuring, CL&P stopped supplying power directly to customers in 2000. Instead, CL&P became an energy delivery company, delivering electricity to customers that is produced by other companies and sometimes bought by customers through intermediaries. In 2000, customers in Connecticut had the option of choosing alternative power suppliers or relying on CL&P to acquire the power for them through standard offer service. To date virtually all customers are receiving power through standard offer service.
In 1999, under the oversight of the DPUC, CL&P secured four-year fixed-price contracts with three suppliers to provide power to customers who choose standard offer service. CL&P is fully recovering from retail customers the cost of buying power from these three standard offer suppliers and expects to continue recovery through the expiration of the contracts on December 31, 2003. As of January 1, 2000, Select Energy, Inc. (Select Energy), an affiliated company, became responsible for 50 percent of CL&P's standard offer load for the entire standard offer period, or approximately 2,000 MW annually at peak. Two other unaffiliated suppliers became responsible for the balance of CL&P's standard offer load also for the entire standard offer period.

CL&P continues to generate power through either direct ownership of generating plants, such as Millstone 2 and 3 and Seabrook, or through purchased-power contracts. CL&P sold its share of the capacity associated with Millstone 2 and 3 and Seabrook to Select Energy and five unaffiliated companies. These contracts will expire on December 31, 2001. The revenues generated from these contracts are expected to recover CL&P's share of the nuclear operating costs through the divestiture of the Millstone units.

For further information regarding commitments and contingencies related to restructuring, see Note 9A, "Commitments and Contingencies - Restructuring," to the consolidated financial statements.

Regional Transmission Organization
----------------------------------

Pursuant to FERC Order 888 (issued in April 1996), the NU system companies, including CL&P, operate their transmission system under an open access, nondiscriminatory transmission tariff.

In December 1999, the FERC issued an order calling on all transmission owners to voluntarily join Regional Transmission Organizations (RTOs) in order to boost competition in electric markets. In general, each of these organizations would be an independent operator over all transmission facilities, and would perform, among other functions, tariff administration, construction planning and reliability management for the particular regional transmission system. NU's active voting interest in such an organization would be limited to 5 percent under the proposal.

The NU system companies, including CL&P, and other parties have appealed this order. Of primary concern to NU is the ratemaking authority granted to RTOs and its impact on the ability of transmission owners to earn appropriate returns on their transmission investment under the organizational structure and the minimum functions proposed in the order. The NU system companies, including CL&P, were required to participate in a collaborative process established by the FERC beginning in March of 2000. On January 16, 2001,
NU along with the Independent System Operator and five other New England transmission owning utilities filed a proposal to establish a New England RTO.

Nuclear Plant Performance and Divestiture
-----------------------------------------

Millstone
The Millstone units completed one of their best years ever in 2000.
Millstone 2 operated at a capacity factor of 82 percent in 2000 and completed a refueling outage in early June more than four days ahead of schedule.
The 40-day, 21-hour outage set a world record for a refueling that included a full generator rewind. Millstone 3 operated at virtually a 100 percent capacity factor in 2000 and ran for 585 consecutive days before beginning a scheduled refueling outage on February 3, 2001. Millstone 3 is expected to return to service by the end of the first quarter of 2001.

On August 7, 2000, CL&P and certain other joint owners reached an agreement to sell substantially all of the Millstone units, located in Waterford, Connecticut, to Dominion, for approximately $1.3 billion, including approximately $105 million for nuclear fuel. Dominion has also agreed to assume responsibility for decommissioning the three units and NU will transfer to Dominion all funds in the Millstone decommissioning trust. Additionally, NU is obligated to top-off the decommissioning trust if its value does not equal an agreed upon amount at closing. That amount is pursuant to the purchase and sale agreement (PSA) with Dominion, subject to adjustment for delays in the closing of the sale and Millstone 1 not meeting the "cold and dark" condition specified in the PSA.

If the transaction is consummated as proposed, CL&P would receive gross proceeds of approximately $843.2 million on a pretax basis for its respective ownership interest. The proceeds from the sale of this interest will be used to reduce the company's stranded costs under restructuring and the cash proceeds will be used to repay subsidiary debt and capital lease obligations and to return equity capital to the parent company.

In preparation for the divestiture of the Millstone units, it was discovered that two full-length irradiated fuel rods are missing. NU believes that the two rods remain stored in the Millstone 1 spent fuel pool or were shipped in a shielded cask to a facility licensed to accept radioactive material.
NU's investigation into the location of the two rods is ongoing.
NU is responsible for any potential liabilities, which are not determinable at this time, related to these missing fuel rods.

NU currently expects to close on the sale of Millstone as early as the end of March 2001.

Seabrook
Seabrook operated at a capacity factor of 78 percent in 2000. The unit began a scheduled refueling outage on October 21, 2000. The outage was extended by approximately two months as a result of the need to repair extensive problems with a back-up diesel generator. Seabrook returned to service on January 29, 2001.

On December 15, 2000, NU filed its divestiture plan for Seabrook, including CL&P's 4.06 percent ownership interest, with the New Hampshire Public Utilities Commission and the DPUC. NU hopes to complete the sale in 2002.

Yankee Companies
In 1999, the Vermont Yankee Nuclear Power Corporation (VYNPC) agreed to sell its nuclear generating unit for $22 million to an unaffiliated company. Among other commitments, the acquiring company agreed to assume the obligation to decommission the unit after it is taken out of service, and the owners of VYNPC (including CL&P) agreed to fund their shares of the decommissioning costs up to a negotiated amount. Subsequent to the time that agreement was executed, the original proposed acquiring company increased its purchase price and three other unaffiliated companies have indicated their interest in buying VYNPC's generating unit on terms that have not been disclosed. On February 14, 2001, the Vermont Public Service Board dismissed the acquiring company's petition for approval and VYNPC agreed to work with the Vermont regulators to develop an auction process for the sale of the unit. At present, CL&P expects that the unit will be sold, but the identity of the owner and the terms of sale, including price, future decommissioning obligations and future power purchase obligations, are not known.

Nuclear Decommissioning
In connection with the aforementioned sale of the Millstone units, Dominion has agreed to assume responsibility for decommissioning the Millstone units.

For further information regarding nuclear decommissioning, see Note 10, "Nuclear Decommissioning and Plant Closure Costs," to the consolidated financial statements.

Spent Nuclear Fuel Disposal Costs
The United States Department of Energy (DOE) originally was scheduled to begin accepting delivery of spent nuclear fuel in 1998. However, delays in confirming the suitability of a permanent storage site continually have postponed plans for the DOE's long-term storage and disposal site. Extended delays or a default by the DOE could lead to consideration of costly alternatives. CL&P has the primary responsibility for the interim storage of its spent nuclear fuel prior to divestiture of its nuclear units.

For further information regarding spent nuclear fuel disposal costs, see
Note 9D, "Commitments and Contingencies - Spent Nuclear Fuel Disposal Costs," to the consolidated financial statements.

Other Matters
-------------

Environmental Matters
CL&P is subject to environmental laws and regulations structured to mitigate or remove the effect of past operations and to improve or maintain the quality of the environment. For further information regarding environmental matters, see Note 9C, "Commitments and Contingencies - Environmental Matters," to the consolidated financial statements.

Other Commitments and Contingencies
For further information regarding other commitments and contingencies, see
Note 9, "Commitments and Contingencies," to the consolidated financial statements.

Forward Looking Statements
This discussion and analysis includes forward looking statements, which are statements of future expectations and not facts including, but not limited to, statements regarding future earnings, refinancings, the use of proceeds from restructuring, and the recovery of operating costs. Words such as estimates, expects, anticipates, intends, plans, and similar expressions identify forward looking statements. Actual results or outcomes could differ materially as a result of further actions by state and federal regulatory bodies, competition and industry restructuring, changes in economic conditions, changes in historical weather patterns, changes in laws, developments in legal or public policy doctrines, technological developments, and other presently unknown or unforeseen factors.

RESULTS OF OPERATIONS
---------------------

The components of significant income statement variances for the past two years are provided in the table below.


                                          Income Statement Variances
                                             (Millions of Dollars)

                               2000 over/(under) 1999   1999 over/(under) 1998
                               -----------------------------------------------
                                  Amount    Percent        Amount    Percent
                                  ------    -------        ------    -------

Operating Revenues                 $483        20%          $  66        3%

Operating Expenses:
Fuel, purchased and
  net interchange power             738        80            (143)     (13)
Other operation                     (68)      (14)            (41)      (8)
Maintenance                         (82)      (38)            (53)     (20)
Depreciation                        (76)      (39)            (23)     (10)
Amortization of regulatory
  assets, net                      (350)      (78)            327       (a)
Federal and state
  income taxes                        9         7             134       (a)
Taxes other than income taxes       (37)      (21)              4        3
Gain on sale of utility plant       286       100            (286)       -
                                   ----       ---            ----      ---
Total operating expenses            420        18             (81)      (3)
                                   ----       ---            ----      ---

Operating income                     63        36             147       (a)
                                   ----       ---            ----      ---

Other Income:
Equity in earnings of
  regional nuclear
  generating companies                7        (a)             (5)     (76)
Nuclear related costs                39        73              90       63
Other, net                           19        73             (20)      (a)
Other income taxes                   (6)      (16)            (30)     (45)
                                   ----       ---            ----      ---
Net other income                     59        (a)             35       42
Interest charges, net               (40)      (29)              -        -
                                   ----       ---            ----      ---
Net income/(loss)                  $162        (a)           $182       93
                                   ====       ===            ====      ===

(a) Percent greater than 100.

Operating Revenues
Operating revenues increased by $483 million or 20 percent in 2000, primarily due to higher wholesale revenues ($510 million), primarily as a result of the sale of the output from Millstone 2 and 3, and the amortization of the gain on the transfer of certain hydroelectric generation assets ($25 million) partially offset by lower retail revenues ($51 million). Retail revenues decreased primarily as a result of a 5 percent retail rate decrease ($108 million), partially offset by higher retail sales ($27 million) and by the impact of Millstone 2 being returned to rate base ($30 million). Retail sales increased by 0.4 percent in 2000.

Operating revenues increased by $66 million or 3 percent in 1999, primarily due to higher wholesale revenues ($72 million). The wholesale revenue increase is primarily due to higher energy sales and related capacity and transmission revenues. Retail revenues decreased primarily due to a retail rate reduction ($55 million) and lower fuel clause revenues ($33 million), partially offset by the impact of Millstone 2 and 3 being returned to CL&P's rate base ($13 million) and higher retail sales ($62 million). Retail kilowatt-hour sales increased by 2.9 percent.

Fuel, Purchased and Net Interchange Power
Fuel, purchased and net interchange power expense increased in 2000, primarily due to the transition, under industry restructuring, of purchasing full requirements for customers from standard offer suppliers, in addition to the remaining fuel costs of the nuclear units and cogenerators.

Fuel, purchased and net interchange power expense decreased in 1999, primarily due to lower replacement power costs due to the return to service of Millstone 2 and 3, partially offset by higher purchased-power costs as a result of a high sales demand.

Other Operation and Maintenance
Other operation and maintenance (O&M) expenses decreased in 2000, primarily due to lower spending at the nuclear units ($56 million), the decommissioning status of Millstone 1 ($14 million), lower expenses due to the sale of certain fossil generation assets ($65 million), and lower administrative and general expenses ($26 million), partially offset by higher customer service expenses ($39 million).

Other O&M expenses decreased in 1999, primarily due to lower costs at the Millstone units ($107 million), lower conservation and load management amortization ($14 million), and lower fossil O&M expenses ($7 million), partially offset by the recognition of environmental insurance proceeds in 1998 ($9 million), higher transmission expenses ($12 million), and higher storm costs ($12 million).

Depreciation
Depreciation expense decreased in 2000, primarily due to the effect of discontinuing Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," for the generation portion of the business and the resulting reclassification of depreciable nuclear plant balances to regulatory assets ($70 million), the sale of certain fossil generation assets and the transfer of certain hydroelectric generation assets.

Depreciation decreased in 1999 primarily due to the retirement of Millstone 1.

Amortization of Regulatory Assets, Net
Amortization of regulatory assets, net decreased in 2000, primarily due to changes in amortization levels as a result of industry restructuring ($128 million), the amortization in 1999 of the gain on the sale of fossil plants ($286 million), and the completion of the amortization of CL&P's cogeneration deferral in the first quarter of 1999 ($6 million). These decreases were partially offset by higher amortization associated with the reclassified nuclear plant balances ($70 million).

Amortization of regulatory assets, net increased in 1999, primarily due to the increased amortization associated with the gain on the sale of fossil generation assets ($286 million), the amortization of CL&P's Millstone 1 remaining investment ($51 million) and the amortization associated with the reclassified nuclear plant balances transferred to regulatory assets ($19 million). These increases were partially offset by the completion of the amortization of the cogeneration deferral in the first quarter of 1999
($23 million).

Federal and State Income Taxes
Federal and state income taxes increased in 2000 and 1999, primarily due to higher book taxable income.

Taxes Other Than Income Taxes
Taxes other than income taxes decreased in 2000, primarily due to lower Connecticut gross earnings tax ($18 million) and lower local property taxes ($7 million).

Gain on Sale of Utility Plant
CL&P recorded a gain on the sale of its fossil generation assets in 1999. A corresponding amount of amortization expense was recorded.

Equity Earnings of Regional Nuclear Generating Companies
Equity earnings of regional nuclear generating companies increased in 2000, primarily due to higher earnings from the Connecticut Yankee Atomic Power Company (CYAPC) as a result of a favorable rate settlement.

Equity earnings of regional nuclear generating companies decreased in 1999, primarily due to lower earnings from CYAPC.

Nuclear Related Costs
Nuclear related costs in 2000 are comprised of the settlement of Millstone 3 joint owner litigation, net of insurance proceeds ($9 million) and a settlement with the town of Wallingford ($5 million).

In comparison, nuclear related costs in 1999 are comprised of one-time charges related to the write-off of capital projects as a result of the Connecticut standard offer decision ($11 million), the settlement of Millstone 3 joint owner litigation, net of insurance proceeds ($22 million) and the write-off of Connecticut Municipal Electric Energy Cooperative (CMEEC) nuclear costs ($20 million). Nuclear related costs in 1998 are comprised of a write-off of the Millstone 1 entitlement formerly held by CMEEC ($28 million), and the write-off of an unrecoverable Millstone 1 cost as a result of the February 1999 rate decision ($115 million).

Other, Net
Other, net, increased in 2000, primarily due to the 1999 write-off of stranded costs in relation to the treatment of market-based contracts ($15 million).

Other, net, decreased in 1999, primarily due to the 1999 write-off of stranded costs in relation to the treatment of market-based contracts.

Interest Charges, Net
Interest charges, net, decreased in 2000, primarily due to reacquisitions and retirements of long-term debt in 2000.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
----------------------------------------

To the Board of Directors
   of The Connecticut Light and Power Company:

We have audited the accompanying consolidated balance sheets of The Connecticut Light and Power Company (a Connecticut corporation and a wholly owned subsidiary of Northeast Utilities) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, comprehensive income, common stockholder's equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Connecticut Light and Power Company and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.



                                    /s/ ARTHUR ANDERSEN LLP
                                        ARTHUR ANDERSEN LLP



Hartford, Connecticut
January 23, 2001 (except with
respect to the matter discussed
in Note 15, as to which the
date is March 13, 2001)


THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

------------------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31,                        2000         1999         1998
------------------------------------------------------------------------------------------
                                                            (Thousands of Dollars)
Operating Revenues................................. $ 2,935,922  $ 2,452,855  $ 2,386,864
                                                    ------------ ------------ ------------
Operating Expenses:
  Operation -
    Fuel, purchased and net interchange power.....    1,665,806      927,989    1,070,677
    Other.........................................      412,230      480,138      520,518
  Maintenance......................................     136,141      217,961      271,317
  Depreciation.....................................     117,305      193,776      216,509
  Amortization of regulatory assets, net...........      97,315      447,776      120,884
  Federal and state income taxes...................     130,994      122,059      (11,642)
  Taxes other than income taxes....................     137,846      174,884      170,347
  Gain on sale of utility plant....................        -        (286,477)        -
                                                    ------------ ------------ ------------
        Total operating expenses...................   2,697,637    2,278,106    2,358,610
                                                    ------------ ------------ ------------
Operating Income...................................     238,285      174,749       28,254
                                                    ------------ ------------ ------------
Other Income/(Loss):
  Equity in earnings of regional nuclear
    generating companies...........................       8,246        1,506        6,241
  Nuclear related costs............................     (14,099)     (53,031)    (143,239)
  Other, net.......................................      (7,071)     (25,962)      (6,075)
  Minority interest in loss of subsidiary..........      (9,300)      (9,300)      (9,300)
  Income taxes.....................................      30,940       36,921       67,127
                                                    ------------ ------------ ------------
        Other income/(loss), net...................       8,716      (49,866)     (85,246)
                                                    ------------ ------------ ------------
        Income/(loss) before interest charges......     247,001      124,883      (56,992)
                                                    ------------ ------------ ------------

Interest Charges:
  Interest on long-term debt.......................      89,841      127,533      133,192
  Other interest...................................       9,025       10,918        5,541
                                                    ------------ ------------ ------------
        Interest charges, net......................      98,866      138,451      138,733
                                                    ------------ ------------ ------------

Net Income/(Loss).................................. $   148,135  $   (13,568) $  (195,725)
                                                    ============ ============ ============

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Net Income/(Loss).................................. $   148,135  $   (13,568) $  (195,725)
                                                    ------------ ------------ ------------
Other comprehensive income, net of tax:
  Unrealized gains on securities...................          90           38          638
  Minimum pension liability adjustments............        -            -            (260)
                                                    ------------ ------------ ------------
        Other comprehensive income, net of tax.....          90           38          378
                                                    ------------ ------------ ------------
Comprehensive Income/(Loss)                         $   148,225  $   (13,530) $  (195,347)
                                                    ============ ============ ============

The accompanying notes are an integral part of these financial statements.



THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

----------------------------------------------------------------------------------------
AT DECEMBER 31,                                                  2000           1999
----------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
ASSETS
------

Utility Plant, at original cost:
  Electric................................................  $  5,756,098   $  5,811,126

     Less: Accumulated provision for depreciation.........     4,210,429      4,234,771
                                                            -------------  -------------
                                                               1,545,669      1,576,355
  Construction work in progress...........................       128,835        115,529
  Nuclear fuel, net.......................................        79,672         80,766
                                                            -------------  -------------
     Total net utility plant..............................     1,754,176      1,772,650
                                                            -------------  -------------
Other Property and Investments:
  Nuclear decommissioning trusts, at market...............       536,912        516,796
  Investments in regional nuclear generating
   companies, at equity...................................        41,395         54,472
  Other, at cost..........................................        33,708         36,696
                                                            -------------  -------------
                                                                 612,015        607,964
                                                            -------------  -------------
Current Assets:
  Cash....................................................         5,461            364
  Investment in securitizable assets......................        98,146        107,620
  Notes receivable from affiliated companies..............        38,000           -
  Receivables less accumulated provision for
   uncollectible accounts of $300 in 2000 and 1999........        29,245         19,680
  Accounts receivable from affiliated companies...........       103,763          3,390
  Fuel, materials and supplies, at average cost...........        36,332         37,603
  Prepayments and other...................................        32,291         35,163
                                                            -------------  -------------
                                                                 343,238        203,820
                                                            -------------  -------------
Deferred Charges:
  Regulatory assets.......................................     1,835,967      2,564,095
  Unamortized debt expense................................        14,794         16,323
  Prepaid pension.........................................       170,672        113,465
  Other...................................................        33,336         19,967
                                                            -------------  -------------
                                                               2,054,769      2,713,850
                                                            -------------  -------------

Total Assets..............................................  $  4,764,198   $  5,298,284
                                                            =============  =============

The accompanying notes are an integral part of these financial statements.



THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

------------------------------------------------------------------------------------------
AT DECEMBER 31,                                                    2000           1999
------------------------------------------------------------------------------------------
                                                                  (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------

Capitalization:
  Common stock, $10 par value - authorized
   24,500,000 shares; 7,584,884 shares outstanding in 2000
   and 12,222,930 shares outstanding in 1999................  $     75,849   $    122,229
  Capital surplus, paid in..................................       413,192        665,598
  Retained earnings.........................................       243,197        153,254
  Accumulated other comprehensive income....................           506            416
                                                              -------------  -------------
           Total common stockholder's equity................       732,744        941,497
  Preferred stock not subject to mandatory redemption.......       116,200        116,200
  Preferred stock subject to mandatory redemption...........          -            79,789
  Long-term debt............................................     1,072,688      1,241,051
                                                              -------------  -------------
           Total capitalization.............................     1,921,632      2,378,537
                                                              -------------  -------------
Minority Interest in Consolidated Subsidiary................       100,000        100,000
                                                              -------------  -------------
Obligations Under Capital Leases............................        39,910         50,969
                                                              -------------  -------------
Current Liabilities:
  Notes payable to banks....................................       115,000         90,000
  Notes payable to affiliated company.......................          -            11,700
  Long-term debt and preferred stock - current portion......       160,000        178,755
  Obligations under capital leases - current portion........        89,959         93,431
  Accounts payable..........................................       153,944        101,106
  Accounts payable to affiliated companies..................       122,106          3,215
  Accrued taxes.............................................        32,901        169,214
  Accrued interest..........................................        13,995         18,640
  Other.....................................................        31,324         26,347
                                                              -------------  -------------
                                                                   719,229        692,408
                                                              -------------  -------------
Deferred Credits and Other Long-term Liabilities:
  Accumulated deferred income taxes.........................       977,439        999,473
  Accumulated deferred investment tax credits...............        99,771        107,064
  Decommissioning obligation - Millstone 1..................       580,320        580,320
  Deferred contractual obligations..........................       160,590        238,142
  Other.....................................................       165,307        151,371
                                                              -------------  -------------
                                                                 1,983,427      2,076,370
                                                              -------------  -------------
Commmitments and Contingencies (Note 9)

Total Capitalization and Liabilities........................  $  4,764,198   $  5,298,284
                                                              =============  =============

The accompanying notes are an integral part of these financial statements.



THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

-------------------------------------------------------------------------------------------------------
                                                                              Accumulated
                                                      Capital    Retained        Other
                                           Common    Surplus,    Earnings    Comprehensive
                                           Stock      Paid In       (a)         Income         Total
-------------------------------------------------------------------------------------------------------
                                                         (Thousands of Dollars)


Balance at January 1, 1998............   $122,229   $ 641,333   $ 419,972   $        -      $1,183,534

    Net loss for 1998.................                           (195,725)                    (195,725)
    Cash dividends on preferred stock.                            (14,139)                     (14,139)
    Capital stock expenses, net.......                  2,764                                    2,764
    Capital contribution from
      Northeast Utilities.............                 20,000                                   20,000
    Gain on repurchase of
      preferred stock.................                     59                                       59
    Other comprehensive income........                                                378          378
                                         ---------  ----------  ----------  --------------  -----------
Balance at December 31, 1998..........    122,229     664,156     210,108             378      996,871

    Net loss for 1999.................                            (13,568)                     (13,568)
    Cash dividends on preferred stock.                            (12,832)                     (12,832)
    Capital stock expenses, net.......                  1,442                                    1,442
    Allocation of benefits - ESOP.....                            (30,454)                     (30,454)
    Other comprehensive income........                                                 38           38
                                         ---------  ----------  ----------  --------------  -----------
Balance at December 31, 1999..........    122,229     665,598     153,254             416      941,497

    Net income for 2000...............                            148,135                      148,135
    Cash dividends on preferred stock.                             (7,402)                      (7,402)
    Cash dividends on common stock....                            (72,014)                     (72,014)
    Redemption of preferred stock.....                   (749)                                    (749)
    Repurchase of common stock........    (46,380)   (253,620)                                (300,000)
    Capital stock expenses, net.......                  1,963                                    1,963
    Tax benefit for 1993-1999 from
     reduction of NU parent
     losses (b).......................                             21,461                       21,461
    Allocation of benefits - ESOP.....                               (237)                        (237)
    Other comprehensive income........                                                 90           90
                                         ---------  ----------  ----------  --------------  -----------
Balance at December 31, 2000..........   $ 75,849   $ 413,192   $ 243,197   $         506   $  732,744
                                         =========  ==========  ==========  ==============  ===========

(a) The company has no dividend restrictions. However, the company has a 30% common equity test to meet and therefore, at December 31, 2000, cannot pay out approximately $152.9 million in equity.

(b) In June 1999, CL&P paid NU parent $30.5 million for NU shares issued from 1992 through 1998 on behalf of its employees in accordance with NU's 401(k) plan. This transaction resulted in a reduction of the NU parent loss and a tax benefit to CL&P. The amount in 2000 represents the remaining previously unallocated 1993 through 1999 NU parent losses.

The accompanying notes are an integral part of these financial statements.



THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

-----------------------------------------------------------------------------------------------
                                                               For the Years Ended December 31,
-----------------------------------------------------------------------------------------------
(Thousands of Dollars)                                             2000       1999       1998
-----------------------------------------------------------------------------------------------
Operating Activities:
  Net income/(loss)........................................... $ 148,135  $ (13,568) $(195,725)
  Adjustments to reconcile to net cash
   provided by operating activities:
    Depreciation..............................................   117,305    193,776    216,509
    Deferred income taxes and investment tax credits, net.....     5,672   (140,459)   (65,689)
    Amortization of regulatory assets, net ...................    97,315    447,776    120,884
    Amortization of recoverable energy costs..................     4,155     12,702     30,745
    Nuclear related costs.....................................    14,099     53,031    143,239
    Tax benefit for 1993-1999 from
      reduction of NU parent losses...........................    21,461        -          -
    Allocation of ESOP benefits...............................      (237)   (30,454)       -
    Gain on sale of utility plant.............................    25,444   (286,477)       -
    Net other (uses)/sources of cash..........................  (112,915)  (141,675)    43,297
  Changes in working capital:
    Receivables...............................................  (109,938)       837     29,914
    Fuel, materials and supplies..............................     1,271     34,379      9,896
    Accounts payable..........................................   171,729    (49,477)   (63,592)
    Accrued taxes.............................................  (136,313)   149,818    (13,621)
    Investments in securitizable assets.......................     9,474     52,633     45,372
    Other working capital (excludes cash).....................     3,204     16,585     62,901
                                                               ---------- ---------- ----------
Net cash flows provided by operating activities...............   259,861    299,427    364,130
                                                               ---------- ---------- ----------
Investing Activities:
  Investments in plant:
    Electric utility plant....................................  (208,249)  (180,982)  (132,194)
    Nuclear fuel..............................................   (35,709)   (26,198)    (8,444)
                                                               ---------- ---------- ----------
    Net cash flows used for investments in plant..............  (243,958)  (207,180)  (140,638)

  Investment in NU system Money Pool..........................   (38,000)     6,600     (6,600)
  Investments in nuclear decommissioning trusts...............   (25,133)   (54,582)   (54,106)
  Other investment activities, net............................    10,246       (355)    (1,655)
  Net proceeds from the transfer/sale of utility plant........   686,807    516,912        -
  Capital contributions from Northeast Utilities..............       -          -       20,000
                                                               ---------- ---------- ----------
Net cash flows provided by/(used in) investing activities.....   389,962    261,395   (182,999)
                                                               ---------- ---------- ----------
Financing Activities:
  Net increase/(decrease) in short-term debt..................    13,300     91,700    (86,300)
  Reacquisitions and retirements of long-term debt............  (179,071)  (620,010)   (45,006)
  Reacquisitions and retirements of preferred stock...........   (99,539)   (19,750)   (35,711)
  Repurchase of common shares.................................  (300,000)       -          -
  Cash dividends on preferred stock...........................    (7,402)   (12,832)   (14,139)
  Cash dividends on common stock..............................   (72,014)       -          -
                                                               ---------- ---------- ----------
Net cash flows used in financing activities...................  (644,726)  (560,892)  (181,156)
                                                               ---------- ---------- ----------

Net increase/(decrease) in cash for the period................     5,097        (70)       (25)
Cash - beginning of period....................................       364        434        459
                                                               ---------- ---------- ----------
Cash - end of period.......................................... $   5,461  $     364  $     434
                                                               ========== ========== ==========
Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized........................ $  96,735  $ 142,398  $ 110,119
                                                               ========== ========== ==========
  Income taxes................................................ $ 226,380  $  19,754  $ (46,747)
                                                               ========== ========== ==========
Increase in obligations:
  Niantic Bay Fuel Trust...................................... $   6,535  $   4,752  $  10,208
                                                               ========== ========== ==========

The accompanying notes are an integral part of these financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A.  About The Connecticut Light and Power Company
         The Connecticut Light and Power Company (CL&P or the company) along with the Public Service Company of New Hampshire (PSNH), Western Massachusetts Electric Company (WMECO), North Atlantic Energy Corporation (NAEC), and Holyoke Water Power Company (HWP) are the operating companies comprising the Northeast Utilities system (NU system) and are wholly owned by Northeast Utilities (NU). The NU system serves in excess of 30 percent of New England's electric needs and is one of the 25 largest electric utility systems in the country as measured by revenues. The NU system furnishes franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through CL&P, PSNH and WMECO. NAEC sells all of its entitlement to the capacity and output of the Seabrook Station nuclear unit (Seabrook) to PSNH under the terms of two life-of-unit, full cost recovery contracts. HWP, also is engaged in the production and distribution of electric power.

         On March 1, 2000, NU completed its acquisition of Yankee Energy System, Inc., the parent company of Yankee Gas Services Company, Connecticut's largest natural gas distribution system.

         NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act) and the NU system, including CL&P, is subject to provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. CL&P is subject to further regulation for rates, accounting and other matters by the FERC and the Connecticut Department of Public Utility Control (DPUC).

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

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Certain reclassifications of prior years' data have been made to conform with the current year's presentation.

         All transactions among affiliated companies are on a recovery of cost basis which may include amounts representing a return on equity and are subject to approval by various federal and state regulatory agencies and the DPUC.

     C.  New Accounting Standards
         Derivative Instruments: Effective January 1, 2001, CL&P adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires that derivative instruments be recorded as an asset or liability measured at its fair value and that changes in the fair value of derivative instruments be recognized currently in earnings unless specific hedge accounting criteria are met.

         In order to implement SFAS No. 133 by January 1, 2001, NU established a cross-functional project team to identify all derivative instruments, measure the fair value of those derivative instruments, designate and document various hedge relationships, and evaluate the effectiveness of those hedge relationships. NU has completed the process of identifying all derivative instruments and has established appropriate fair value measurements of those derivative instruments in place at January 1, 2001. In addition, for those derivative instruments which are hedging an identified risk, NU has designated and documented all hedging relationships anew.

         Management believes the adoption of this new standard will not have a material impact on CL&P's financial position or results of operations.

         Transfers of Financial Assets: In September 2000, the Financial Accounting Standards Board (FASB) issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125." SFAS No. 140 revises the criteria for accounting for securitizations, other financial asset transfers and collateral and introduces new disclosures, but otherwise carries forward most of the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," without amendment.
         SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of the disclosure requirements under SFAS No. 140 did not have a material impact on CL&P's consolidated financial statements.

         Revenue Recognition: In December 1999, the SEC issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition." The adoption of SAB No. 101, as amended, did not have a material impact on CL&P's consolidated financial statements.

     D.  Investments and Jointly Owned Electric Utility Plant
         Regional Nuclear Generating Companies: CL&P owns common stock in four regional nuclear companies (Yankee Companies). CL&P's ownership interests in the Yankee Companies at December 31, 2000 and 1999, which are accounted for on the equity method due to CL&P's ability to exercise significant influence over their operating and financial policies are 34.5 percent of the Connecticut Yankee Atomic Power Company (CYAPC), 24.5 percent of the Yankee Atomic Electric Company
         (YAEC), 12 percent of the Maine Yankee Atomic Power Company (MYAPC), and 9.5 percent of the Vermont Yankee Nuclear Power Corporation (VYNPC). CL&P's total equity investment in the Yankee Companies at December 31, 2000 and 1999, is $41.4 million and $54.5 million, respectively. Each Yankee Company owns a single nuclear generating unit. However, VYNPC is the only unit still in operation at December 31, 2000.

         Millstone: CL&P has an 81 percent joint ownership interest in both Millstone 1, a 660 megawatt (MW) nuclear unit, which is currently in decommissioning status, and Millstone 2, an 870 MW nuclear generating unit. CL&P has a 52.93 percent joint ownership interest in Millstone 3, a 1,154 MW nuclear generating unit. On August 7, 2000, CL&P and certain other joint owners reached an agreement to sell substantially all of the Millstone units to Dominion Resources, Inc. (Dominion) for approximately $1.3 billion, including approximately $105 million for nuclear fuel. NU currently expects to close on the sale of Millstone as early as the end of March 2001.

         Seabrook: CL&P has a 4.06 percent joint ownership interest in Seabrook, a 1,148 MW nuclear generating unit. CL&P expects to auction its joint ownership interest in Seabrook, jointly with NAEC, in 2001 with a closing on the sale expected in 2002.

         Plant-in-service and the accumulated provision for depreciation for CL&P's share of Millstone 2 and 3 and Seabrook are as follows:

         ----------------------------------------------------------------------
         At December 31,                                 2000         1999
         ----------------------------------------------------------------------
                                                       (Millions of Dollars)
         Plant-in-service
         Millstone 2...............................   $  779.7      $  771.7
         Millstone 3...............................    1,924.7       1,915.1
         Seabrook..................................      174.7         173.9
         Accumulated provision for depreciation
         Millstone 2...............................   $  779.1      $  743.3
         Millstone 3...............................    1,815.0       1,822.8
         Seabrook..................................      164.0         165.7
         ----------------------------------------------------------------------

     E.  Depreciation
         The provision for depreciation is calculated using the straight-line method based on estimated remaining useful lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency where applicable. Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of the plant, including costs of removal less salvage, is charged to the accumulated provision for depreciation. The costs of closure and removal of nonnuclear facilities are accrued over the life of the plant as a component of depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3 percent in 2000, 3.3 percent in 1999 and 3.2 percent in 1998.

         As a result of discontinuing the application of SFAS No. 71 "Accounting for the Effects of Certain Types of Regulation," for CL&P's generation business in 1999, including CL&P's ownership interest in Seabrook, the company recorded a charge to accumulated depreciation for the nuclear plant in excess of the estimated fair market value at the time in the amount of $1.7 billion and a corresponding regulatory asset was created.

     F.  Revenues
         Revenues are based on authorized rates applied to each customer's use of electricity. In general, rates can be changed only through a formal proceeding before the DPUC. Regulatory commissions also have authority over the terms and conditions of nontraditional rate-making arrangements. At the end of each accounting period, CL&P accrues a revenue estimate for the amount of energy delivered but unbilled.

     G.  Regulatory Accounting and Assets
         The accounting policies of CL&P and the accompanying consolidated financial statements conform to accounting principles generally accepted in the United States applicable to rate-regulated enterprises and historically reflect the effects of the rate-making process in accordance with SFAS No. 71. As a result of final restructuring orders issued in 1999, CL&P discontinued the application of SFAS No. 71 for the generation portion of its business.

         CL&P's transmission and distribution business will continue to be cost-based and management believes the application of SFAS No. 71 continues to be appropriate. Management continues to believe it is probable that CL&P will recover its investments in long-lived assets, including regulatory assets through charges to their transmission and distribution customers generally over periods which end between the years 2015 through 2026, subject to certain adjustments. The majority for CL&P will be recovered through a transition charge over a 12-year period. In addition, all material regulatory assets are earning a return. The components of CL&P's regulatory assets are as follows:

         ----------------------------------------------------------------------
         At December 31,                                 2000        1999
         ----------------------------------------------------------------------
                                                       (Millions of Dollars)

         Recoverable nuclear costs...............      $1,122.4    $1,781.9
         Income taxes, net.......................         371.9       399.5
         Unrecovered contractual obligations.....         171.8       228.9
         Recoverable energy costs, net...........          85.2        89.5
         Other...................................          84.7        64.3
                                                       --------    --------
                                                       $1,836.0    $2,564.1
                                                       ========    ========
         ----------------------------------------------------------------------

         As a result of discontinuing the application of SFAS No. 71 in 1999 for CL&P's generation business, the company reclassified nuclear plant in excess of its estimated fair market value from plant to regulatory assets. As of December 31, 2000 and 1999, excluding the impact of the transfer of generation assets to Northeast Generation Company in 2000, the unamortized balance ($1.35 billion and $1.38 billion, respectively) is classified as recoverable nuclear costs. Also included in that regulatory asset component for 2000 and 1999 are $344.3 million and $401.9 million, respectively, which includes Millstone 1 recoverable nuclear costs relating to the recoverable portion of the undepreciated plant and related assets ($51.2 million and $101.9 million, respectively) and the decommissioning and closure obligation ($293.1 million and $300 million, respectively).

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

         The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, that give rise to the accumulated deferred tax obligation is as follows:

         ----------------------------------------------------------------------
         At December 31,                                 2000        1999
         ----------------------------------------------------------------------
                                                       (Millions of Dollars)

         Accelerated depreciation and
           other plant-related differences.......       $800.0      $845.6

         Regulatory assets -
           income tax gross up...................        142.6       153.7

         Other...................................         34.8         0.2
                                                        ------      ------
                                                        $977.4      $999.5
                                                        ======      ======
        -----------------------------------------------------------------------

    I.  Unrecovered Contractual Obligations
        Under the terms of contracts with the Yankee Companies, the shareholder-sponsored companies, including CL&P, are responsible for their proportionate share of the remaining costs of the units, including decommissioning. As management expects that CL&P will be allowed to recover these costs from its customers, CL&P has recorded a regulatory asset, with a corresponding obligation, on its consolidated balance sheet.

    J.  Recoverable Energy Costs
        Under the Energy Policy Act of 1992 (Energy Act), CL&P is assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (DOE) (D&D Assessment). The Energy Act requires that regulators treat D&D Assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates like any other fuel cost. CL&P is currently recovering these costs through rates.
        As of December 31, 2000 and 1999, CL&P's total D&D Assessment deferrals were $24.1 million and $26.9 million, respectively.

        Through December 31, 1999, CL&P had an energy adjustment clause under which fuel prices above or below base-rate levels were charged to or credited to customers. Coincident with the start of restructuring, the energy adjustment clause was terminated. Energy costs deferred and not yet collected under the energy adjustment clause amounted to $61.1 million and $62.6 million at December 31, 2000 and 1999, respectively. This balance is recorded as a generation-related stranded cost and will be recovered through a transition charge mechanism pending final
        DPUC approval.

2.   SHORT-TERM DEBT
     Limits: The amount of short-term borrowings that may be incurred by CL&P is subject to periodic approval by either the SEC under the 1935 Act or by state regulators. Currently, SEC authorization allows CL&P to incur total short-term borrowings up to a maximum of $375 million. In addition, the charter of CL&P contains preferred stock provisions restricting the amount of unsecured debt the company may incur. As of December 31, 2000, CL&P's charter permits CL&P to incur $245 million of additional unsecured debt.

     Credit Agreement: On November 17, 2000, CL&P and WMECO entered into a 364-day revolving credit facility for $350 million, replacing the previous $500 million facility which was to expire on November 17, 2000. CL&P may draw up to $200 million under the facility which, until the nuclear divestiture, is secured by second mortgages on Millstone 2 and 3. Once CL&P and WMECO receive the proceeds from securitization, the $350 million revolving credit facility will be reduced to $250 million, with a $150 million limit for CL&P. Unless extended, the credit facility will expire on November 16, 2001. At December 31, 2000 and 1999, there were $115 million and $90 million, respectively, in borrowings under these facilities.

     Under the aforementioned credit agreement, CL&P may borrow at fixed or variable rates plus an applicable margin based upon certain debt ratings, as rated by the lower of Standard and Poor's or Moody's Investors Service. The weighted average interest rate on CL&P's notes payable to banks outstanding on December 31, 2000 and 1999, was 8.41 percent and 7.69 percent, respectively. Maturities of short-term debt obligations were for periods of three months or less.

     This credit agreement provides that CL&P must comply with certain financial and nonfinancial covenants as are customarily included in such agreements, including, but not limited to, common equity ratios and interest coverage ratios. CL&P currently is and expects to remain in compliance with these covenants.

     Money Pool: Certain subsidiaries of NU, including CL&P, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the NU system and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate. Borrowings based on loans from NU parent, however, bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 2000 and 1999, CL&P had $38 million of lendings to and $11.7 million of borrowings from the Pool, respectively. The interest rate on lendings to and borrowings from the Pool at December 31, 2000 and 1999, was 5.4 percent and 4.9 percent, respectively.

3.   LEASES
     CL&P finances its respective shares of nuclear fuel for Millstone 2 and 3 under the Niantic Bay Fuel Trust (NBFT) capital lease agreement. This capital lease agreement has an expiration date of June 1, 2040. At December 31, 2000 and 1999, the present value of CL&P's capital lease obligation to the NBFT was $112.6 million and $127.2 million, respectively. In connection with the planned nuclear divestiture, the NBFT capital lease will be terminated, the nuclear fuel will be transferred to Dominion and the related $180 million Series G Intermediate Term Note Agreement will be extinguished with the divestiture proceeds.

     CL&P makes quarterly lease payments for the cost of nuclear fuel consumed in the reactors based on a units-of-production method at rates which reflect estimated kilowatt-hours of energy provided plus financing costs associated with the fuel in the reactors. Upon permanent discharge from the reactors, CL&P's ownership interest in the nuclear fuel transfers to CL&P.

     CL&P also has entered into lease agreements, some of which are capital leases, for the use of data processing and office equipment, vehicles, nuclear control room simulators, and office space. The provisions of these lease agreements generally provide for renewal options.

     Capital lease rental payments charged to operating expense were $36.3 million in 2000, $10 million in 1999 and $20.5 million in 1998. Interest included in capital lease rental payments was $7.9 million in 2000, $9.4 million in 1999 and $14.1 million in 1998. Operating lease rental payments charged to expense were $9.8 million in 2000, $14.3 million in 1999 and $17.9 million in 1998.

     Future minimum rental payments, excluding annual nuclear fuel lease payments and executory costs such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable leases, as of December 31, 2000, are as follows:

     -------------------------------------------------------------------------
     Year                                 Capital Leases     Operating Leases
     -------------------------------------------------------------------------
                                                 (Millions of Dollars)

     2001................................    $  2.4                $11.5
     2002................................       2.4                 10.0
     2003................................       2.4                  8.1
     2004................................       2.4                  6.6
     2005................................       2.4                  5.9
     After 2005..........................      27.0                 13.4
                                             ------                -----
     Future minimum lease payments.......      39.0                $55.5
                                                                   =====
     Less amount representing interest...      21.7
                                             ------
     Present value of future minimum
       lease payments for other than
       nuclear fuel......................      17.3

     Present value of future nuclear
       fuel lease payments...............     112.6
                                             ------
     Present value of future minimum
       lease payments....................    $129.9
                                             ======
     -------------------------------------------------------------------------

4.   PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION
     Details of preferred stock not subject to mandatory redemption are as follows:

     --------------------------------------------------------------------------
                              December 31,     Shares
                                  2000       Outstanding        December 31,
                               Redemption    December 31,     ---------------
     Description                  Price         2000          2000       1999
     --------------------------------------------------------------------------
                                                      (Millions of Dollars)

     $1.90  Series of 1947      $52.50        163,912        $  8.2     $  8.2
     $2.00  Series of 1947       54.00        336,088          16.8       16.8
     $2.04  Series of 1949       52.00        100,000           5.0        5.0
     $2.20  Series of 1949       52.50        200,000          10.0       10.0
      3.90% Series of 1949       50.50        160,000           8.0        8.0
     $2.06  Series E of 1954     51.00        200,000          10.0       10.0
     $2.09  Series F of 1955     51.00        100,000           5.0        5.0
      4.50% Series of 1956       50.75        104,000           5.2        5.2
      4.96% Series of 1958       50.50        100,000           5.0        5.0
      4.50% Series of 1963       50.50        160,000           8.0        8.0
      5.28% Series of 1967       51.43        200,000          10.0       10.0
     $3.24  Series G of 1968     51.84        300,000          15.0       15.0
      6.56% Series of 1968       51.44        200,000          10.0       10.0
                                                             ------     ------
                                                             $116.2     $116.2
                                                             ======     ======
     --------------------------------------------------------------------------

5.   LONG-TERM DEBT
     Details of long-term debt outstanding are as follows:

     --------------------------------------------------------------------------
     At December 31,                                    2000       1999
     --------------------------------------------------------------------------
                                                      (Millions of Dollars)
     First Mortgage Bonds:
     5 3/4% Series XX due 2000...................     $     -     $  159.0
     7 7/8% Series A  due 2001...................        160.0       160.0
     7 3/4% Series C  due 2002...................        200.0       200.0
     7 3/8% Series TT due 2019...................           -         20.0
     8 1/2% Series C  due 2024...................        115.0       115.0
     7 7/8% Series D  due 2024...................        140.0       140.0
                                                      --------    --------
                                                         615.0       794.0
     Pollution Control Notes:
       Variable rate, due 2016-2022..............         46.4        46.4
       Variable rate, tax exempt,
         due 2028-2031...........................        377.5       377.5
     Fees and interest due for spent nuclear
       fuel disposal costs.......................        194.7       183.4
     Other.......................................           -          0.2
     Less amounts due within one year............        160.0       159.0
     Unamortized premium and discount, net.......         (0.9)       (1.4)
                                                      --------    --------
     Long-term debt, net.........................     $1,072.7    $1,241.1
                                                      ========    ========
     --------------------------------------------------------------------------

     Long-term debt maturities and cash sinking fund requirements, excluding fees and interest due for spent nuclear fuel disposal costs, on debt outstanding at December 31, 2000, for the years 2001 through 2005 are $160 million, $200 million, and no requirements for 2003, 2004 and 2005, respectively.

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

     The average effective interest rates on the variable-rate pollution control notes ranged from 3.2 percent to 4.9 percent for 2000 and from
     2.2 percent to 3.9 percent for 1999.

6.   INCOME TAX EXPENSE
     The components of the federal and state income tax provisions were charged/(credited) to operations as follows:

     --------------------------------------------------------------------------
     For the Years Ended December 31,                2000      1999      1998
     --------------------------------------------------------------------------
                                                       (Millions of Dollars)
     Current income taxes:
       Federal....................................  $ 77.2    $197.7    $ (9.2)
       State......................................    17.2      27.9      (3.9)
                                                    ------    ------    ------
         Total current............................    94.4     225.6     (13.1)
                                                    ------    ------    ------
     Deferred income taxes, net:
       Federal....................................    10.6    (113.0)    (34.9)
       State......................................     2.4     (20.1)    (17.5)
                                                    ------    ------    ------
         Total deferred...........................    13.0    (133.1)    (52.4)
                                                    ------    ------    ------
     Investment tax credits, net..................    (7.3)     (7.3)    (13.3)
                                                    ------    ------    ------
     Total income tax expense/(credit)............  $100.1    $ 85.2    $(78.8)
                                                    ======    ======    ======
     --------------------------------------------------------------------------

     The components of total income tax expense/(credit) are classified as follows:

     --------------------------------------------------------------------------
     For the Years Ended December 31,                2000      1999      1998
     --------------------------------------------------------------------------
                                                       (Millions of Dollars)

     Income taxes charged to operating expenses...  $131.0    $122.1   $(11.7)
     Other income taxes...........................   (30.9)    (36.9)   (67.1)
                                                    ------    ------   ------
     Total income tax expense/(credit)............  $100.1    $ 85.2   $(78.8)
                                                    ======    ======   ======
     --------------------------------------------------------------------------

     Deferred income taxes are comprised of the tax effects of temporary differences as follows:

     --------------------------------------------------------------------------
     For the Years Ended December 31,                2000      1999      1998
     --------------------------------------------------------------------------
                                                       (Millions of Dollars)
     Depreciation, leased nuclear  fuel,
       settlement credits and disposal costs......  $13.8   $  (9.9)   $ (5.6)
     Regulatory deferral..........................  (14.1)      6.2     (36.7)
     State net operating loss carryforward........     -        7.8       1.1
     Regulatory disallowance......................     -      (24.2)    (18.1)
     Sale of fossil generation assets.............     -     (126.1)       -
     Pension accruals.............................   13.6       9.8       8.9
     Other........................................   (0.3)      3.3      (2.0)
                                                    -----   -------    ------
     Deferred income taxes, net...................  $13.0   $(133.1)   $(52.4)
                                                    =====   =======    ======
     --------------------------------------------------------------------------

     A reconciliation between income tax expense/(credit) and the expected tax expense/(credit) at 35 percent of pretax income/(loss) is as follows:

     --------------------------------------------------------------------------
     For the Years Ended December 31,                2000      1999      1998
     --------------------------------------------------------------------------
                                                       (Millions of Dollars)

     Expected federal income tax.................. $ 86.9      $25.0   $(96.1)
     Tax effect of differences:
       Depreciation...............................    5.8       27.1     20.9
       Amortization of regulatory assets..........    3.6       31.9     22.7
       Investment tax credit amortization.........   (7.3)      (7.3)   (13.3)
       State income taxes, net of
         federal benefit..........................   12.7        5.1    (13.9)
       Other, net.................................   (1.6)       3.4      0.9
                                                   ------      -----   ------
     Total income tax expense/(credit)............ $100.1      $85.2   $(78.8)
                                                   ======      =====   ======
     --------------------------------------------------------------------------

7.   PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
     The NU system companies, including CL&P, participate in a uniform noncontributory defined benefit retirement plan covering substantially all regular NU system employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment. CL&P's portion of the NU system's total pension credit, part of which was credited to utility plant, was $57.2 million in 2000, $40.3 million in 1999 and $32.6 million in 1998.

     Currently, CL&P's policy is to annually fund an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and Internal Revenue Code.

     The NU system companies, including CL&P, also provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees retiring from CL&P who have met specified service requirements. For current employees and certain retirees, the total benefit is limited to two times the 1993 per retiree health care cost. These costs are charged to expense over the estimated work life of the employee. CL&P annually funds postretirement costs through external trusts with amounts that have been rate-recovered and which also are tax deductible.

     Pension and trust assets are invested primarily in domestic and international equity securities and bonds.

     The following table represents information on the plans' benefit obligation, fair value of plan assets, and the respective plans' funded status:

     -------------------------------------------------------------------------------
                                                     At December 31,
     -------------------------------------------------------------------------------
                                        Pension Benefits     Postretirement Benefits
     -------------------------------------------------------------------------------
     (Millions of Dollars)              2000       1999         2000         1999
     -------------------------------------------------------------------------------
     Benefit obligation
       at beginning of year.........  $ (551.9)  $ (562.7)    $(131.9)     $(133.8)
     Service cost...................      (9.7)     (11.0)       (1.9)        (2.3)
     Interest cost..................     (42.3)     (40.0)      (10.1)        (9.3)
     Plan amendment.................        -       (32.5)         -            -
     Transfers......................      (4.9)       1.8          -            -
     Actuarial (loss)/gain..........     (18.9)      58.8        (5.2)        (0.6)
     Benefits paid..................      40.4       35.5        12.8         14.1
     Settlements and other..........        -        (1.8)         -            -
     -------------------------------------------------------------------------------
     Benefit obligation
       at end of year...............  $ (587.3)  $ (551.9)    $(136.3)     $(131.9)
     -------------------------------------------------------------------------------
     Change in plan assets
     Fair value of plan assets
       at beginning of year.........  $1,037.8   $  935.7     $  59.7      $  53.8
     Actual return on plan assets...      (3.5)     135.8         3.0          6.6
     Employer contribution..........        -          -         12.5         13.4
     Benefits paid..................     (40.4)     (35.5)      (12.8)       (14.1)
     Transfers......................       4.9        1.8          -            -
     -------------------------------------------------------------------------------
     Fair value of plan assets
       at end of year...............  $  998.8   $1,037.8     $  62.4      $  59.7
     -------------------------------------------------------------------------------
     Funded status at December 31...  $  411.5   $  485.9     $ (73.9)     $ (72.2)
     Unrecognized transition
       (asset)/obligation...........      (3.7)      (4.6)       88.2         95.5
     Unrecognized prior
       service cost.................      30.4       33.1          -            -
     Unrecognized net gain..........    (267.5)    (400.9)      (14.3)       (23.3)
     -------------------------------------------------------------------------------
     Prepaid benefit cost...........  $  170.7   $  113.5      $   -       $   -
     -------------------------------------------------------------------------------

     The following actuarial assumptions were used in calculating the plans' year end funded status:

     -------------------------------------------------------------------------
                                               At December 31,
     -------------------------------------------------------------------------
                                  Pension Benefits     Postretirement Benefits
     -------------------------------------------------------------------------
                                    2000    1999           2000      1999
     -------------------------------------------------------------------------
     Discount rate.............     7.50%   7.75%          7.50%     7.75%
     Compensation/progression
       rate....................     4.50    4.75           4.50      4.75
     Health care cost
       trend rate (a)..........      N/A     N/A           5.26      5.57
     -------------------------------------------------------------------------

     (a) The annual per capita cost of covered health care benefits was assumed to decrease to 4.91 percent by 2001.

     The components of net periodic benefit (credit)/cost are:

     --------------------------------------------------------------------------
                                     For the Years Ended December 31,
     --------------------------------------------------------------------------
                                                           Postretirement
                                 Pension Benefits              Benefits
     --------------------------------------------------------------------------
     (Millions of Dollars)   2000      1999      1998     2000   1999     1998
     --------------------------------------------------------------------------
     Service cost.........  $  9.7   $ 11.0    $  9.8    $ 1.9   $ 2.3   $ 2.0
     Interest cost........    42.3     40.0      37.5     10.1     9.3     9.2
     Expected return
       on plan assets.....   (88.4)   (78.1)    (68.4)    (4.9)   (4.2)   (3.6)
     Amortization of
       unrecognized net
       transition (asset)/
       obligation.........    (0.9)    (0.9)     (0.9)     7.3     7.3     7.4
     Amortization of prior
       service cost.......     2.7      2.7       0.3       -       -       -
     Amortization of
       actuarial gain.....   (22.6)   (15.0)    (10.9)      -       -       -
     Other
       amortization, net..      -        -         -      (1.9)   (1.3)   (1.7)
     --------------------------------------------------------------------------
     Net periodic benefit
      (credit)/cost.......  $(57.2)  $(40.3)   $(32.6)   $12.5   $13.4   $13.3
     --------------------------------------------------------------------------

     For calculating pension and postretirement benefit costs, the following assumptions were used:

     --------------------------------------------------------------------------
                                     For the Years Ended December 31,
     --------------------------------------------------------------------------
                                                           Postretirement
                                 Pension Benefits              Benefits
     --------------------------------------------------------------------------
                            2000      1999      1998     2000    1999     1998
     --------------------------------------------------------------------------
     Discount rate........  7.75%     7.00%     7.25%    7.75%   7.00%    7.25%
     Expected long-term
       rate of return.....  9.50      9.50      9.50      N/A     N/A      N/A
     Compensation/
      progression rate....  4.75      4.25      4.25     4.75    4.25     4.25
     Long-term rate
       of return -
       Health assets,
         net of tax.......   N/A       N/A       N/A     7.50    7.50     7.75
       Life assets........   N/A       N/A       N/A     9.50    9.50     9.50
     --------------------------------------------------------------------------

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

     --------------------------------------------------------------------------
                                            One Percentage     One Percentage
     (Millions of Dollars)                  Point Increase     Point Decrease
     --------------------------------------------------------------------------
     Effect on total service and
       interest cost components                  $0.5              $(0.5)
     Effect on postretirement
       benefit obligation                        $6.2              $(5.9)
     --------------------------------------------------------------------------

     The trust holding the health plan assets is subject to federal income taxes.

8.   SALE OF CUSTOMER RECEIVABLES
     As of December 31, 2000 and 1999, CL&P had sold accounts receivable of $170 million to a third-party purchaser with limited recourse through the CL&P Receivables Corporation (CRC), a wholly owned subsidiary of CL&P.
     In addition, at December 31, 2000 and 1999, $18.9 million and $22.5 million, respectively, of accounts receivable were designated as collateral under the agreement with the CRC.

     Concentrations of credit risk to the purchaser under the company's agreement with respect to the receivables are limited due to CL&P's diverse customer base within its service territory.

9.   COMMITMENTS AND CONTINGENCIES

     A.  Restructuring
         The 1999 restructuring orders allowed for securitization of CL&P's nonnuclear regulatory assets and the costs to buyout or buydown the various purchased-power contracts. On November 8, 2000, the DPUC approved CL&P's request to securitize an amount not to exceed $1.55 billion of approved, eligible stranded costs, primarily related to above-market purchased-power contracts and generation related regulatory assets. However, the Office of Consumer Counsel (OCC) appealed the securitization order to the Connecticut Superior Court and it remains unclear when securitization financing can be undertaken.

     B.  Nuclear Generation Assets Divestiture
         On August 7, 2000, CL&P and certain other joint owners reached an agreement to sell substantially all of the Millstone units, located in Waterford, Connecticut, to Dominion, for approximately $1.3 billion, including approximately $105 million for nuclear fuel. Dominion has also agreed to assume responsibility for decommissioning the three units and NU will transfer to Dominion all funds in the Millstone decommissioning trust. Additionally, NU is obligated to top-off the decommissioning trust if its value does not equal a previously agreed upon level as defined. NU expects to close on the sale of Millstone as early as the end of March 2001.

         If the transaction is consummated as proposed, CL&P would receive gross proceeds of approximately $843.2 million on a pretax basis for its respective ownership interest. The proceeds from the sale of this interest will be used to reduce the company's stranded costs under restructuring and the cash proceeds will be used to repay subsidiary debt and capital lease obligations and to return equity capital to the parent company. The DPUC approved the recovery of Millstone-related stranded costs not offset by asset divestiture proceeds. Pursuant to the DPUC order, CL&P will seek recovery of Millstone post-1997 capital additions totaling $50 million. The OCC has appealed CL&P's ability to recover these costs.

     C.  Environmental Matters
         The NU system, including CL&P, is subject to environmental laws and regulations intended to mitigate or remove the effect of past operations and improve or maintain the quality of our environment. As such, the NU system, including CL&P, have active environmental auditing and training programs and believe they are substantially in compliance with the current laws and regulations.

         However, the normal course of operations may involve activities and substances that expose CL&P to potential liabilities of which management cannot determine the outcome. Additionally, management cannot determine the outcome for liabilities that may be imposed for past acts, even though such past acts may have been lawful at the time they occurred. Management does not believe, however, that this will have a material impact on CL&P's consolidated financial statements.

         Based upon currently available information for the estimated remediation costs as of December 31, 2000 and 1999, the liability recorded by CL&P for its estimated environmental remediation costs amounted to $5.2 million and $6.9 million, respectively.

     D.  Spent Nuclear Fuel Disposal Costs
         Under the Nuclear Waste Policy Act of 1982, CL&P must pay the DOE for the disposal of spent nuclear fuel and high-level radioactive waste. The DOE is responsible for the selection and development of repositories for, and the disposal of, spent nuclear fuel and high-level radioactive waste. For nuclear fuel used to generate electricity prior to April 7, 1983 (Prior Period Fuel), an accrual has been recorded for the full liability and payment must be made prior to the first delivery of spent fuel to the DOE. Until such payment is made, the outstanding balance will continue to accrue interest at the 3-month treasury bill yield rate. As of December 31, 2000 and 1999, fees due to the DOE for the disposal of Prior Period Fuel were $194.7 million and $183.4 million, respectively, including interest costs of $128.1 million and $116.9 million, respectively.

         Fees for nuclear fuel burned on or after April 7, 1983, are billed currently to customers and paid to the DOE on a quarterly basis. CL&P is responsible for fees to be paid for fuel burned until the divestiture of the Millstone and Seabrook nuclear units.

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

         CL&P is subject to retroactive assessments if losses under those policies exceed the accumulated funds available to the insurer.
         The maximum potential assessments with respect to losses arising during the current policy year for the primary property insurance program, the replacement power policies and the excess property damage policies are $5 million, $2.7 million and $6.1 million, respectively. In addition, insurance has been purchased by the NU system in the aggregate amount of $200 million on an industry basis for coverage of worker claims.

         Under certain circumstances, in the event of a nuclear incident at one of the nuclear facilities covered by the federal government's third-party liability indemnification program, the NU system, including CL&P, could be assessed liabilities in proportion to its ownership interest in each of its nuclear units up to $83.9 million. The NU system's payment of this assessment would be limited to, in proportion to its ownership interest in each of its nuclear units, $10 million in any one year per nuclear unit. In addition, if the sum of all claims and costs from any one nuclear incident exceeds the maximum amount of financial protection, the NU system, including CL&P, would be subject to an additional 5 percent, or $4.2 million, liability, in proportion to its ownership interests in each of its nuclear units. Based upon its ownership interests in the Millstone units and in Seabrook, CL&P's maximum liability, including any additional assessments, would be $192.9 million per incident, of which payments would be limited to $21.9 million per year. In addition, through purchased-power contracts with VYNPC, CL&P would be responsible for up to an additional assessment of $8.4 million per incident, of which payments would be limited to $1 million per year.

         CL&P expects to terminate its nuclear insurance upon the divestiture of its nuclear units.

     F.  Long-Term Contractual Arrangements
         Yankee Companies: Under the terms of its agreement, CL&P paid its ownership (or entitlement) shares of costs, which included depreciation, operation and maintenance (O&M) expenses, taxes, the estimated cost of decommissioning, and a return on invested capital. These costs were recorded as purchased-power expenses. CL&P's cost of purchases under its contract with VYNPC amounted to $14.5 million in 2000, $17 million in 1999, and $15.9 million in 1998. VYNPC is in the process of selling its nuclear unit. Upon completion of the sale, this long-term contract will be terminated.

         Nonutility Generators (NUGs): CL&P has entered into various arrangements for the purchase of capacity and energy from NUGs. CL&P's total cost of purchases under these arrangements amounted to $308.6 million in 2000, $293.8 million in 1999 and $290.7 million in 1998. The company is in the process of renegotiating the terms of these contracts through either a contract buydown or buyout. CL&P expects any payments to the NUGs as a result of these renegotiations to be recovered from the company's customers.

         Hydro-Quebec: Along with other New England utilities, CL&P has entered into an agreement to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. CL&P is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M expenses and capital costs of those facilities.

         Estimated Annual Costs: The estimated annual costs of CL&P's significant long-term contractual arrangements, absent the effects of any contract terminations, buydowns or buyouts, are as follows:

         ---------------------------------------------------------------------
                                   2001     2002     2003     2004     2005
         ---------------------------------------------------------------------
                                             (Millions of Dollars)
         VYNPC.............      $ 16.6    $ 16.9   $ 17.0   $ 18.7   $ 17.6
         NUGs..............       292.5     296.2    301.7    283.3    289.2
         Hydro-Quebec......        15.9      15.4     14.8     14.2     13.7
         ---------------------------------------------------------------------

10.  NUCLEAR DECOMMISSIONING AND PLANT CLOSURE COSTS
     Millstone and Seabrook: CL&P's operating nuclear power plants, Millstone 2 and 3 and Seabrook, have service lives that are expected to end during the years 2015 through 2026, and upon retirement, must be decommissioned. Millstone 1's expected service life was to end in 2010, however, in July 1998, restart activities were discontinued and decommissioning of the unit began. In connection with the sale of the Millstone units, Dominion has agreed to assume responsibility for decommissioning. Until the divestiture, CL&P recovers sufficient amounts through its allowed rates related to decommissioning costs.

     CL&P's ownership share of the estimated cost of decommissioning
     Millstone 2 and 3 and Seabrook, in year end 2000 dollars, is $348.8 million, $343.1 million and $23.8 million, respectively. Nuclear decommissioning costs are accrued over the expected service lives of the units and are included in depreciation expense and the accumulated provision for depreciation. Nuclear decommissioning expenses for these units amounted to $24.4 million in 2000, $19.6 million in 1999 and $19.1 million in 1998. Nuclear decommissioning expenses for Millstone 1 were $20.6 million in 2000, $22.8 million in 1999 and $17.3 million in 1998. Through December 31, 2000 and 1999, total decommissioning expenses of $217.8 million and $185.1 million, respectively, have been collected from customers and are reflected in the accumulated provision for depreciation.

     External decommissioning trusts have been established for the costs of decommissioning the Millstone units. Payments for CL&P's ownership share of the cost of decommissioning Seabrook are paid to an independent decommissioning financing fund managed by the state of New Hampshire. Funding of the estimated decommissioning costs assumes after-tax earnings on the Millstone and Seabrook decommissioning funds of 5.5 percent and
     6.5 percent, respectively.

     As of December 31, 2000 and 1999, $191.9 million and $164.2 million, respectively, have been transferred to external decommissioning trusts. Earnings on the decommissioning trusts increase the decommissioning trust balances and the accumulated provisions for depreciation. Unrealized gains and losses associated with the decommissioning trusts also impact the balance of the trusts and the accumulated provisions for depreciation. The fair values of the amounts in the external decommissioning trusts were $310.1 million and $282.2 million at December 31, 2000 and 1999, respectively. Upon divestiture, balances in the decommissioning trusts will be transferred to the buyer. NU is obligated to top-off the Millstone decommissioning trust if its value does not equal an agreed upon amount at closing, pursuant to the conditions set forth in the purchase and sale agreement.

     Yankee Companies: VYNPC owns and operates a nuclear generating unit with a service life that is expected to end in 2012. CL&P's ownership share of estimated costs, in year end 2000 dollars, of decommissioning this unit is $42.9 million. In 1999, VYNPC agreed to sell its nuclear generating unit for $22 million to an unaffiliated company. Among other commitments, the acquiring company agreed to assume the obligation to decommission the unit after it is taken out of service, and the owners of VYNPC (including CL&P) agreed to fund their shares of the decommissioning costs up to a negotiated amount. Subsequent to the time that agreement was executed, the original proposed acquiring company has increased the price it agreed to pay and three other unaffiliated companies have indicated their interest in buying VYNPC's generating unit on terms that have not been disclosed. At present, CL&P expects that the unit will be sold, but the identity of the owner and the terms of sale, including price, future decommissioning obligations and future power purchase obligations, are not known.

     As of December 31, 2000 and 1999, CL&P's remaining estimated obligation, including decommissioning for the units owned by CYAPC, YAEC and MYAPC, which have been shut down was $160.6 million and $238.1 million, respectively.

11.  MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY
     CL&P Capital LP (CL&P LP), a subsidiary of CL&P, previously had issued $100 million of cumulative 9.3 percent Monthly Income Preferred Securities
     (MIPS), Series A. CL&P has the sole ownership interest in CL&P LP, as a general partner, and is the guarantor of the MIPS securities. Subsequent to the MIPS issuance, CL&P LP loaned the proceeds of the MIPS issuance, along with CL&P's $3.1 million capital contribution, back to CL&P in the form of an unsecured debenture. CL&P consolidates CL&P LP for financial reporting purposes. Upon consolidation, the unsecured debenture is eliminated, and the MIPS securities are accounted for as a minority interest.

12.  FAIR VALUE OF FINANCIAL INSTRUMENTS
     The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

     Nuclear Decommissioning Trusts: CL&P's portion of the investments held in the NU system companies' nuclear decommissioning trusts were marked-to-market by $83.2 million as of December 31, 2000, and $88.2 million as of December 31, 1999, with corresponding offsets to the accumulated provision for depreciation. The amounts adjusted in 2000 and in 1999 represent cumulative net unrealized gains. Cumulative gross unrealized holding losses were immaterial for both 2000 and 1999.

     Preferred Stock and Long-Term Debt: The fair value of CL&P's fixed-rate securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value. The carrying amounts of CL&P's financial instruments and the estimated fair values are as follows:

     --------------------------------------------------------------------------
                                                    At December 31, 2000
     --------------------------------------------------------------------------
                                                   Carrying         Fair
     (Millions of Dollars)                          Amount          Value
     --------------------------------------------------------------------------
     Preferred stock not subject
       to mandatory redemption...............       $116.2         $139.7

     Long-term debt -
        First mortgage bonds.................        615.0          621.6

        Other long-term debt.................        618.6          576.4

     MIPS....................................        100.0          100.5
     --------------------------------------------------------------------------

     --------------------------------------------------------------------------
                                                    At December 31, 1999
     --------------------------------------------------------------------------
                                                   Carrying         Fair
     (Millions of Dollars)                          Amount          Value
     --------------------------------------------------------------------------
     Preferred stock not subject
       to mandatory redemption...............       $116.2         $144.9

     Preferred stock subject to
       mandatory redemption..................         99.6           96.8

     Long-term debt -
        First mortgage bonds.................        794.0          805.4

        Other long-term debt.................        607.3          564.5

     MIPS....................................        100.0           97.3
     --------------------------------------------------------------------------

13.  OTHER COMPREHENSIVE INCOME
     The accumulated balance for each other comprehensive income item is as follows:

     --------------------------------------------------------------------------
                                                        Current
                                       December 31,     Period     December 31,
                                           1999         Change         2000
     --------------------------------------------------------------------------
     (Thousands of Dollars)
     --------------------------------------------------------------------------
     Unrealized gains
       on securities...................    $676          $ 90          $766
     Minimum pension
       liability adjustments...........    (260)            -          (260)
     --------------------------------------------------------------------------
     Accumulated other
       comprehensive income............    $416          $ 90          $506
     --------------------------------------------------------------------------

     --------------------------------------------------------------------------
                                                        Current
                                       December 31,     Period     December 31,
                                           1998         Change         1999
     --------------------------------------------------------------------------
     (Thousands of Dollars)
     --------------------------------------------------------------------------
     Unrealized gains
       on securities...................    $638          $ 38          $676
     Minimum pension
       liability adjustments...........    (260)            -          (260)
     --------------------------------------------------------------------------
     Accumulated other
       comprehensive income............    $378          $ 38          $416
     --------------------------------------------------------------------------

     The changes in the components of other comprehensive income are reported net of the following income tax effects:

     --------------------------------------------------------------------------
                                                  2000      1999      1998
     --------------------------------------------------------------------------
     (Thousands of Dollars)
     --------------------------------------------------------------------------
     Unrealized gains
       on securities........................      $(59)     $(26)    $(446)
     Minimum pension
       liability adjustments................         -         -       182
     --------------------------------------------------------------------------
     Other comprehensive income.............      $(59)     $(26)    $(264)
     --------------------------------------------------------------------------

14.  SEGMENT INFORMATION
     Effective January 1, 1999, the NU system companies, including CL&P, adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The NU system is organized between regulated utilities and competitive energy subsidiaries. CL&P is included in the regulated utilities segment of the NU system and has no other reportable segments.

15.  SUBSEQUENT EVENT
     Merger Agreement With Consolidated Edison, Inc.: In 2000, NU and Consolidated Edison, Inc. (Con Edison) received most of the approvals needed to complete the merger announced in October 1999. Shareholders from both companies approved the merger in April 2000, and all state regulatory approvals were granted by the end of the year. Additionally, the FERC approved the merger in May 2000, the Nuclear Regulatory Commission approved the transaction in August 2000, and the United States Department of Justice approved the merger in February 2001. Necessary approval from the SEC was expected to be received in mid-March 2001.

     On February 28, 2001, NU's Board of Trustees requested that Con Edison provide reasonable assurance, in writing, that it intended to comply with the terms of the definitive merger agreement between the two companies. This included assurances that Con Edison would consummate the pending merger at the price set forth in the agreement promptly following the receipt of SEC approval. The original request for assurance was to be received by March 2, 2001, however that date was later extended to March 5, 2001. On March 5, 2001, Con Edison advised NU that it was not willing to close the merger on the agreed terms. NU notified Con Edison that it was treating its refusal to proceed on the terms set forth in the merger agreement as a repudiation and breach of the merger agreement, and that NU would file suit to obtain the benefits of the transaction as negotiated for NU shareholders. On March 6, 2001, Con Edison filed suit in the U.S. District Court for the Southern District of New York (Southern District), seeking declaratory judgment that NU failed to satisfy conditions precedent under the merger agreement. On March 12, 2001, NU filed suit against Con Edison in the Southern District seeking damages in excess of $1 billion arising from Con Edison's breach of the merger agreement.

The Connecticut Light and Power Company and Subsidiaries
----------------------------------------------------------------------------------------------------------
SELECTED CONSOLIDATED FINANCIAL DATA       2000         1999          1998          1997          1996
----------------------------------------------------------------------------------------------------------
                                                              (Thousands of Dollars)
Operating Revenues..................   $2,935,922    $2,452,855    $2,386,864    $2,465,587    $2,397,460

Operating Income/(Loss).............      238,285       174,749        28,254        (7,619)       59,142

Net Income/(Loss)...................      148,135       (13,568)     (195,725)     (139,597)      (50,868)

Cash Dividends on Common Stock......       72,014          -             -            5,989       138,608

Total Assets........................    4,764,198     5,298,284     6,050,198     6,081,223     6,244,036

Long-Term Debt (a)..................    1,232,688     1,400,056     2,007,957     2,043,327     2,038,521

Preferred Stock Not Subject
  to Mandatory Redemption...........      116,200       116,200       116,200       116,200       116,200

Preferred Stock Subject to
  Mandatory Redemption (a)..........         -           99,539       119,289       155,000       155,000

Obligations Under Capital
  Leases (a)........................      129,869       144,400       162,884       158,118       155,708



------------------------------------------------------------------------------------------------
CONSOLIDATED QUARTERLY FINANCIAL DATA (Unaudited)
------------------------------------------------------------------------------------------------
                                                      Quarter Ended
------------------------------------------------------------------------------------------------
2000                           March 31        June 30        September 30         December 31
------------------------------------------------------------------------------------------------
                                                  (Thousands of Dollars)
------------------------------------------------------------------------------------------------
Operating Revenues             $747,976        $683,585         $748,143             $756,218
                               ========        ========         ========             ========

Operating Income               $ 76,021        $ 42,723         $ 51,944             $ 67,597
                               ========        ========         ========             ========

Net Income                     $ 49,643        $ 19,186         $ 27,908             $ 51,398
                               ========        ========         ========             ========
------------------------------------------------------------------------------------------------
1999
------------------------------------------------------------------------------------------------

Operating Revenues             $606,997        $565,069         $667,349             $613,440
                               ========        ========         ========             ========

Operating Income               $ 20,412        $ 24,370         $ 51,969             $ 77,998
                               ========        ========         ========             ========

Net(Loss)/Income               $(13,705)       $ (6,814)        $  9,873             $ (2,922)
                               ========        ========         ========             ========

(a) Includes portion due within one year.



The Connecticut Light and Power Company and Subsidiaries

-------------------------------------------------------------------------------
CONSOLIDATED STATISTICS (Unaudited)
-------------------------------------------------------------------------------

                                       Average
        Gross Electric                  Annual
         Utility Plant                 Use Per
          December 31,     kWh        Residential    Electric
        (Thousands of     Sales        Customer      Customers      Employees
           Dollars)     (Millions)      (kWh)       (Average)      December 31,
-------------------------------------------------------------------------------

2000    $5,964,605        42,179        8,976        1,121,551        2,057
1999     6,007,421        29,317        8,969        1,120,846        2,377
1998     6,345,215        27,356        8,476        1,111,370        2,379
1997     6,639,786        25,766        8,526        1,103,309        2,163
1996     6,512,659        26,043        8,639        1,099,340        2,194