Form 10-K, Exhibit 13
period 2000-12-31
NORTHEAST UTILITIES SYSTEM; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 2001-03-28
CIK 72741, 23426, 106170, 315256, 880416

2000 Annual Report

             Western Massachusetts Electric Company and Subsidiary

                                     Index


Contents                                                               Page
--------                                                               ----

Management's Discussion and Analysis of Financial
  Condition and Results of Operations.............................       1

Report of Independent Public Accountants..........................      10

Consolidated Statements of Income.................................      11

Consolidated Statements of Comprehensive Income...................      11

Consolidated Balance Sheets.......................................    12-13

Consolidated Statements of Common Stockholder's Equity............      14

Consolidated Statements of Cash Flows.............................      15

Notes to Consolidated Financial Statements........................      16

Selected Consolidated Financial Data..............................      38

Consolidated Quarterly Financial Data (Unaudited).................      38

Consolidated Statistics (Unaudited)...............................      39

Preferred Stockholder and Bondholder Information..................   Back Cover



Western Massachusetts Electric Company and Subsidiary

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------

FINANCIAL CONDITION
-------------------

Overview
--------

The Western Massachusetts Electric Company's (WMECO or the company) earnings totaled $35.3 million in 2000, compared with $2.9 million in 1999 and a loss of $9.6 million in 1998. WMECO is an operating company in the Northeast Utilities system (NU system) and is wholly owned by Northeast Utilities (NU). WMECO benefited from the return to service of the Millstone 2 unit in May 1999, the strong performance of the Millstone 2 and 3 units in 2000 and the absence of restructuring charges in 2000. Millstone 2 operated at a capacity factor of 82 percent in 2000, while Millstone 3 operated at a capacity factor of virtually 100 percent in 2000. In 2000, WMECO's revenues increased to $513.7 million, up 24 percent from $414.2 million in 1999, primarily due to higher wholesale and retail revenues. Revenues were $393.3 million in 1998.

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

On February 28, 2001, NU's Board of Trustees requested that Con Edison provide reasonable assurance, in writing, that it intended to comply with the terms of the definitive merger agreement between the two companies. This included assurances that Con Edison would consummate the pending merger at the price set forth in the agreement promptly following the receipt of SEC approval. The original request for assurance was to be received by March 2, 2001, however, that date was later extended to March 5, 2001. On March 5, 2001, Con Edison advised NU that it was not willing to close the merger on the agreed terms.
NU notified Con Edison that it was treating its refusal to proceed on the terms set forth in the merger agreement as a repudiation and breach of the merger agreement, and that NU would file suit to obtain the benefits of the transaction as negotiated for NU shareholders. On March 6, 2001, Con Edison filed suit in the U.S. District Court for the Southern District of New York (Southern District), seeking declaratory judgment that NU failed to satisfy conditions precedent under the merger agreement. On March 12, 2001, NU filed suit against Con Edison in the Southern District seeking damages in excess of $1 billion arising from Con Edison's breach of the merger agreement. NU cannot predict the outcome of this matter nor its effect on NU.

Liquidity
---------

WMECO's net cash flows provided by operating activities from operations increased to $71.5 million in 2000 compared to $2.1 million in 1999 and $27.6 million in 1998. The increase in cash flows from operations is primarily attributable to increased earnings and higher amortization of regulatory assets, a noncash expense. Cash flows from operations were more than adequate to meet the payment of WMECO's common and preferred dividends ($14.8 million) and investments in electric utility plant, nuclear fuel and nuclear decommissioning trusts ($38.6 million). The level of common dividends totaled $12 million in 2000, as compared to no common dividends paid in 1999 and 1998. WMECO currently forecasts construction expenditures of $26.6 million for the year 2001.

The transfer of 1,289 megawatts (MW) of hydroelectric generation assets to Northeast Generation Company, an affiliated company, from WMECO and The Connecticut Light and Power Company (CL&P) in March 2000, produced a significant source of cash for WMECO and CL&P. WMECO used this cash primarily to retire long-term debt and to return equity capital to the parent company. During 2000, $94.2 million of long-term debt was retired compared to $100.9 million in 1999 and $9.8 million in 1998.

In November 2000, WMECO and CL&P reduced their revolving credit agreement to $350 million from $500 million to reflect lower borrowing needs post-restructuring. This agreement was renewed with more favorable terms as a result of the NU system's improving credit profile. In January 2001, Moody's Investors Service and Standard and Poor's upgraded their credit ratings for WMECO primarily as a result of the anticipated sale of the Millstone units and NU's general financial recovery. In February 2001, Fitch IBCA upgraded its credit ratings for WMECO. These upgrades return WMECO's unsecured debt to investment grade ratings for the first time in five years and will save the NU system in excess of $4.7 million annually in financing costs.

For further information regarding the WMECO's borrowing facilities, see
Note 2, "Short-Term Debt," to the consolidated financial statements.

In 2001, NU expects to reduce the capitalization of its regulated electric operating companies significantly as a result of continued asset sales and securitization of stranded costs. WMECO expects to receive gross proceeds of $196.2 million as a result of the sale of its ownership interest in the Millstone units to Dominion Resources, Inc. (Dominion). This sale is expected to close as early as the end of March 2001. The cash proceeds are expected to be used to repay subsidiary debt and capital lease obligations and to return equity capital to the parent company.

During February 2001, the Massachusetts Department of Telecommunications and Energy (DTE) approved the securitization of $155 million of stranded costs by
WMECO.   A significant portion of those proceeds will be used to buyout a purchased-power contract with the remainder used to retire WMECO's debt and to return equity capital to the parent company. Securitization for WMECO is expected to take place early in the second quarter of 2001.

Restructuring
-------------

As a result of industry restructuring, WMECO stopped supplying power directly to customers in 2000. Instead, WMECO became an energy delivery company, delivering electricity to customers that is produced by other companies and sometimes bought by customers through intermediaries. In 2000, customers in Massachusetts had the option of choosing alternative power suppliers or relying on WMECO to acquire the power for them through standard offer service.

WMECO continues to generate power through either direct ownership of generating plants, such as Millstone 2 and 3, or through purchased-power contracts. WMECO sold its share of the capacity associated with Millstone 2 and 3 to Select Energy, Inc. and five unaffiliated companies. These contracts will expire on December 31, 2001. The revenues generated from these contracts are expected to recover WMECO's share of the nuclear operating costs through the divestiture of the Millstone units.

In 2000, WMECO supplied power to standard offer customers at a rate of slightly more than $0.045 per kilowatt-hour. As a result of new one-year standard offer supply contracts signed in December 2000, that rate will increase significantly in 2001 to approximately $0.073 per kilowatt-hour. In January 2001, the DTE approved an average overall rate increase of approximately 17.4 percent for WMECO standard offer customers, allowing WMECO to fully recover these increased power procurement costs. A higher rate was also approved for customers who take default service from WMECO. Under the new standard offer contracts, three unaffiliated companies provide up to 630 MW of power to WMECO's standard offer customers and one unaffiliated company serves WMECO's default load of up to 70 MW through December 31, 2001. WMECO renegotiates its standard offer supply contracts on an annual basis.

For further information regarding commitments and contingencies related to restructuring, see Note 9A, "Commitments and Contingencies - Restructuring," to the consolidated financial statements.

Regional Transmission Organization
----------------------------------

Pursuant to FERC Order 888 (issued in April 1996), the NU system companies, including WMECO, operate their transmission system under an open access, nondiscriminatory transmission tariff.

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

The NU system companies, including WMECO, and other parties have appealed this order. Of primary concern to NU is the ratemaking authority granted to RTOs and its impact on the ability of transmission owners to earn appropriate returns on their transmission investment under the organizational structure and the minimum functions proposed in the order. The NU system companies, including WMECO, were required to participate in a collaborative process established by the FERC beginning in March of 2000. On January 16, 2001,
NU along with the Independent System Operator and five other New England transmission owning utilities filed a proposal to establish a New England
RTO.

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

On August 7, 2000, WMECO and certain other joint owners reached an agreement to sell substantially all of the Millstone units, located in Waterford, Connecticut, to Dominion, for approximately $1.3 billion, including approximately $105 million for nuclear fuel. Dominion has also agreed to assume responsibility for decommissioning the three units and NU will transfer to Dominion all funds in the Millstone decommissioning trust. Additionally, NU is obligated to top-off the decommissioning trust if its value does not equal an agreed upon amount at closing. That amount is pursuant to the purchase and sale agreement (PSA) with Dominion, subject to adjustment for delays in the closing of the sale and Millstone 1 not meeting the "cold and dark" condition specified in the PSA.

If the transaction is consummated as proposed, WMECO would receive gross proceeds of approximately $196.2 million on a pretax basis for its respective ownership interest. The proceeds from the sale of this interest will be used to reduce the company's stranded costs under restructuring and the cash proceeds will be used to repay subsidiary debt and capital lease obligations and to return equity capital to the parent company.

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

Yankee Companies
In 1999, the Vermont Yankee Nuclear Power Corporation (VYNPC) agreed to sell its nuclear generating unit for $22 million to an unaffiliated company. Among other commitments, the acquiring company agreed to assume the obligation to decommission the unit after it is taken out of service, and the owners of VYNPC (including WMECO) agreed to fund their shares of the decommissioning costs up to a negotiated amount. Subsequent to the time that agreement was executed, the original proposed acquiring company increased its purchase price and three other unaffiliated companies have indicated their interest in buying VYNPC's generating unit on terms that have not been disclosed. On February 14, 2001, the Vermont Public Service Board dismissed the acquiring company's petition for approval and VYNPC agreed to work with the Vermont regulators to develop an auction process for the sale of the unit. At present, WMECO expects that the unit will be sold, but the identity of the owner and the terms of sale, including price, future decommissioning obligations and future power purchase obligations, are not known.

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


                                          Income Statement Variances
                                             (Millions of Dollars)

                               2000 over/(under) 1999   1999 over/(under) 1998
                               -----------------------------------------------
                                  Amount    Percent        Amount    Percent
                                  ------    -------        ------    -------

Operating Revenues                $ 99        24%           $ 21         5%

Operating Expenses:
Fuel, purchased and net
  interchange power                 95        62              21        16
Other operation                    (26)      (25)            (16)      (13)
Maintenance                        (14)      (30)             (9)      (16)
Depreciation                       (10)      (36)            (13)      (32)
Amortization of
  regulatory assets, net            21        80              20        (a)
Federal and state
  income taxes                       2        12              17        (a)
Taxes other than
  income taxes                      (3)      (14)              1         5
Gain on sale of
  utility plant                     22       100             (22)        -
                                  ----       ---            ----       ---
Total operating expenses            87        23              (1)        -
                                  ----       ---            ----       ---
Operating income                    12        30              22        (a)
                                  ----       ---            ----       ---

Other Income:
Equity in earnings of
  regional nuclear
  generating and
  transmission companies             2        (a)             (1)      (76)
Nuclear related costs               15        84             (18)        -
Other, net                           5        (a)             (2)      (90)
Other income taxes                  (4)      (39)              8        (a)
Net other income                    18        (a)            (13)       (a)
Interest charges, net               (2)       (7)             (4)      (12)
                                  ----       ---            ----       ---
Net income/(loss)                 $ 32        (a)           $ 13        (a)
                                  ====       ===            ====       ===

(a) Percent greater than 100.

Operating Revenues
Operating revenues increased by $99 million or 24 percent in 2000, primarily due to higher wholesale and retail revenues. Wholesale revenues increased ($82 million) as a result of the sale of output from Millstone 2 and 3, and the amortization of the gain on the transfer of certain hydroelectric generation assets ($6 million). Retail revenues increased by $11 million due to retail rate increases in late 1999 and early 2000. Retail sales compared to 1999 were flat.

Operating revenues increased by $21 million or 5 percent in 1999, primarily due to higher wholesale and retail revenues. Wholesale revenues increased ($17 million) due to higher energy sales and related capacity and transmission revenues. Retail revenues increased by $4 million due to the retail kilowatt-hour sales increase of 3.6 percent which increased revenues by $16 million and was partially offset by the retail rate decrease in 1998 ($12 million).

Fuel, Purchased and Net Interchange Power
Fuel, purchased and net interchange power expense increased in 2000, primarily due to the transition, under industry restructuring, of purchasing full requirements for customers from standard offer suppliers, in addition to the remaining fuel costs of the nuclear units and cogenerators.

Fuel, purchased and net interchange power expense increased in 1999, primarily due to a reversal of fuel expense deferrals which were recorded in other operation and maintenance (O&M) expenses as a result of the WMECO restructuring order, partially offset by lower replacement power costs.

Other Operation and Maintenance
Other O&M expenses decreased in 2000, primarily due to lower spending at the nuclear units ($17 million), the decommissioning status of Millstone 1 ($7 million), lower administrative and general expenses ($14 million), lower fossil and hydroelectric expenses due to the sale of certain fossil generation assets and transfer of certain hydroelectric generation assets ($6 million), partially offset by higher transmission expenses ($4 million).

Other O&M expenses decreased in 1999, primarily due to lower costs at the Millstone units ($17 million), deferrals associated with the restructuring order ($5 million), and lower fossil and hydroelectric O&M costs ($4 million), partially offset by higher transmission expenses ($4 million).

Depreciation
Depreciation decreased in 2000, primarily due to the effect of discontinuing Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," for the generation portion of the business and the resulting reclassification of depreciable nuclear plant balances to regulatory assets ($14 million), the sale of certain fossil generation assets and the transfer of certain hydroelectric generation assets.

Depreciation decreased in 1999, primarily due to lower rates utilized in 1999 as a result of the 1999 restructuring orders and the retirement of Millstone 1.

Amortization of Regulatory Assets, Net
Amortization of regulatory assets, net increased in 2000, primarily due to changes in amortization levels as a result of industry restructuring ($24 million) and higher amortization associated with the reclassified nuclear plant balances ($14 million), partially offset by the amortization in 1999 of the gain on the sale of the fossil plants ($12 million).

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

Taxes Other Than Income Taxes
Taxes other than income taxes decreased in 2000, primarily due to a decrease in local property taxes.

Gain on Sale of Utility Plant
WMECO recorded a gain on the sale of its fossil and hydroelectric generation assets in 1999. A corresponding amount of amortization expense was recorded.

Nuclear Related Costs
Nuclear related costs in 2000 are comprised of a settlement of Millstone 3 joint owner litigation, net of insurance proceeds ($2 million), and a regulatory settlement ($1 million).

In comparison, costs in 1999 are comprised of one-time charges related to the return disallowed on Millstone 1 unrecovered plant from March 1998 forward
($11 million), the settlement of Millstone 3 owner litigation, net of insurance proceeds ($5 million) and the disallowed Millstone 1 plant per the Massachusetts restructuring order ($2 million).

Other, Net
Other, net, increased in 2000, primarily due to an environmental reserve recorded in 1999 ($3 million).

Interest Charges, Net
Interest charges, net, decreased in 2000 and 1999, primarily due to reacquisitions and retirements of long-term debt, partially offset by an increase in interest charges related to short-term borrowings.



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
----------------------------------------

To the Board of Directors
   of Western Massachusetts Electric Company:

We have audited the accompanying consolidated balance sheets of Western Massachusetts Electric Company (a Massachusetts corporation and a wholly owned subsidiary of Northeast Utilities) and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of income, comprehensive income, common stockholder's equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Massachusetts Electric Company and subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.




                                                /s/ ARTHUR ANDERSEN LLP
                                                    ARTHUR ANDERSEN LLP


Hartford, Connecticut
January 23, 2001 (except with
respect to the matter discussed
in Note 14, as to which the
date is March 13, 2001)




WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

---------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31,                   2000       1999        1998
---------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

Operating Revenues............................. $ 513,678  $ 414,231   $ 393,322
                                                ---------- ----------  ----------
Operating Expenses:
  Operation -
     Fuel, purchased and net interchange power.   246,130    151,714     130,401
     Other.....................................    75,940    101,842     117,663
  Maintenance..................................    33,111     47,586      56,622
  Depreciation.................................    17,693     27,771      40,901
  Amortization of regulatory assets............    47,775     26,488       6,016
  Federal and state income taxes...............    21,174     18,849       2,109
  Taxes other than income taxes................    17,759     20,677      19,756
  Gain on sale of utility plant................      -       (22,437)       -
                                                ---------- ----------  ----------
        Total operating expenses...............   459,582    372,490     373,468
                                                ---------- ----------  ----------
Operating Income...............................    54,096     41,741      19,854
                                                ---------- ----------  ----------

Other Income/(Loss):
  Equity in earnings of regional nuclear
    generating companies.......................     2,251        407       1,699
  Nuclear related costs........................    (2,808)   (18,035)       -
  Other, net...................................     1,242     (3,618)     (1,905)
  Income taxes.................................     6,029      9,906       2,198
                                                ---------- ----------  ----------
        Other income/(loss), net...............     6,714    (11,340)      1,992
                                                ---------- ----------  ----------
        Income before interest charges.........    60,810     30,401      21,846
                                                ---------- ----------  ----------
Interest Charges:
  Interest on long-term debt...................    14,051     24,255      28,027
  Other interest...............................    11,491      3,259       3,398
                                                ---------- ----------  ----------
        Interest charges, net..................    25,542     27,514      31,425
                                                ---------- ----------  ----------

Net Income/(Loss).............................. $  35,268  $   2,887   $  (9,579)
                                                ========== ==========  ==========

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Net Income/(Loss).............................. $  35,268  $   2,887   $  (9,579)
                                                ---------- ----------  ----------
Other comprehensive income, net of tax:
  Unrealized gains on securities...............        22         10         183
  Minimum pension liability adjustments........      -          -            (33)
                                                ---------- ----------  ----------
        Other comprehensive income, net of tax.        22         10         150
                                                ---------- ----------  ----------
Comprehensive Income/(Loss)                     $  35,290  $   2,897   $  (9,429)
                                                ========== ==========  ==========

The accompanying notes are an integral part of these financial statements.



WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

---------------------------------------------------------------------------------------
AT DECEMBER 31,                                                  2000          1999
---------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
ASSETS
------

Utility Plant, at original cost:
  Electric................................................  $  1,112,405   $ 1,175,954

     Less: Accumulated provision for depreciation.........       792,923       813,978
                                                            -------------  ------------
                                                                 319,482       361,976
  Construction work in progress...........................        22,813        21,181
  Nuclear fuel, net.......................................        18,296        18,880
                                                            -------------  ------------
     Total net utility plant..............................       360,591       402,037
                                                            -------------  ------------
Other Property and Investments:
  Nuclear decommissioning trusts, at market...............       144,921       144,567
  Investments in regional nuclear generating
   companies, at equity...................................        11,117        14,723
  Other, at cost..........................................         6,249         6,232
                                                            -------------  ------------
                                                                 162,287       165,522
                                                            -------------  ------------
Current Assets:
  Cash....................................................           985           950
  Receivables less the accumulated provision for
   uncollectible accounts of $1,886 in 2000 and
   $1,640 in 1999.........................................        36,364        31,692
  Accounts receivable from affiliated companies...........        16,146         3,918
  Taxes receivable........................................         -             1,912
  Accrued utility revenues................................        21,222        13,485
  Fuel, materials and supplies, at average cost...........         1,606         3,097
  Prepayments and other...................................         4,817         3,640
                                                            -------------  ------------
                                                                  81,140        58,694
                                                            -------------  ------------
Deferred Charges:
  Regulatory assets.......................................       392,247       594,800
  Unamortized debt expense................................         1,822         1,926
  Prepaid pension.........................................        45,473        26,479
  Other...................................................         4,258         4,146
                                                            -------------  ------------
                                                                 443,800       627,351
                                                            -------------  ------------

Total Assets..............................................  $  1,047,818   $ 1,253,604
                                                            =============  ============

The accompanying notes are an integral part of these financial statements.



WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

---------------------------------------------------------------------------------------
AT DECEMBER 31,                                                  2000          1999
---------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------

Capitalization:
  Common stock, $25 par value - authorized
   1,072,471 shares; 590,093 shares outstanding in 2000
   and 1,072,471 shares outstanding in 1999...............  $     14,752   $    26,812
  Capital surplus, paid in................................        94,010       171,691
  Retained earnings.......................................        62,952        38,712
  Accumulated other comprehensive income..................           182           160
                                                            -------------  ------------
           Total common stockholder's equity..............       171,896       237,375
  Preferred stock not subject to mandatory redemption.....        20,000        20,000
  Preferred stock subject to mandatory redemption.........        15,000        16,500
  Long-term debt..........................................       139,425       290,279
                                                            -------------  ------------
           Total capitalization...........................       346,321       564,154
                                                            -------------  ------------
Obligations Under Capital Leases..........................         5,935         8,106
                                                            -------------  ------------
Current Liabilities:
  Notes payable to banks..................................       110,000       123,000
  Notes payable to affiliated company.....................           600         9,400
  Long-term debt and preferred stock - current portion....        61,500         1,500
  Obligations under capital leases - current portion......        20,986        21,866
  Accounts payable........................................        25,298        12,974
  Accounts payable to affiliated companies................         8,611         3,208
  Accrued taxes...........................................         8,471           589
  Accrued interest........................................         4,703         6,046
  Other...................................................         7,671        14,384
                                                            -------------  ------------
                                                                 247,840       192,967
                                                            -------------  ------------
Deferred Credits and Other Long-term Liabilities:
  Accumulated deferred income taxes.......................       224,711       242,942
  Accumulated deferred investment tax credits.............        17,580        19,765
  Decommissioning obligation - Millstone 1................       136,130       136,130
  Deferred contractual obligations........................        42,519        63,701
  Other...................................................        26,782        25,839
                                                            -------------  ------------
                                                                 447,722       488,377
                                                            -------------  ------------
Commitments and Contingencies (Note 9)

Total Capitalization and Liabilities......................  $  1,047,818   $ 1,253,604
                                                            =============  ============

The accompanying notes are an integral part of these financial statements.



WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

---------------------------------------------------------------------------------------------------------
                                                                                 Accumulated
                                                        Capital     Retained        Other
                                             Common     Surplus,    Earnings    Comprehensive
                                             Stock      Paid In       (a)          Income         Total
---------------------------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
Balance at January 1, 1998...............  $ 26,812    $151,171    $ 58,608    $       -        $236,591

    Net loss for 1998....................                            (9,579)                      (9,579)
    Cash dividends on preferred stock....                            (3,026)                      (3,026)
    Capital stock expenses, net..........                   260                                      260
    Other comprehensive income...........                                                150         150
                                           ---------   ---------   ---------    -------------   ---------
Balance at December 31, 1998.............    26,812     151,431      46,003              150     224,396

    Net income for 1999..................                             2,887                        2,887
    Cash dividends on preferred stock....                            (3,298)                      (3,298)
    Capital stock expenses, net..........                   260                                      260
    Allocation of benefits - ESOP........                            (6,880)                      (6,880)
    Capital contribution from
      Northeast Utilities................                20,000                                   20,000
    Other comprehensive income...........                                                 10          10
                                           ---------   ---------   ---------    -------------   ---------
Balance at December 31, 1999.............    26,812     171,691      38,712              160     237,375

    Net income for 2000..................                            35,268                       35,268
    Cash dividends on preferred stock....                            (2,798)                      (2,798)
    Cash dividends on common stock.......                           (12,002)                     (12,002)
    Repurchase of common stock...........   (12,060)    (77,940)                                 (90,000)
    Capital stock expenses, net..........                   259                                      259
    Tax benefit for 1993-1999 from
      reduction of NU parent losses(b)...                             3,824                        3,824
    Allocation of benefits - ESOP........                               (52)                         (52)
    Other comprehensive income...........                                                 22          22
                                           ---------   ---------   ---------    -------------   ---------
Balance at December 31, 2000.............  $ 14,752    $ 94,010    $ 62,952    $         182    $171,896
                                           =========   =========   =========    =============   =========

(a) The company has no dividend restrictions. However, the company has a 30% common equity test to meet and therefore, at December 31, 2000, cannot pay out approximately $31.5 million in equity.

(b) In June 1999, WMECO paid NU parent $6.9 million for NU shares issued from 1992 through 1998 on behalf of its employees in accordance with NU's 401(k) plan. This transaction resulted in a reduction of the NU parent loss and a tax benefit to WMECO. The amount in 2000 represents the remaining previously unallocated 1993 through 1999 NU parent losses.

The accompanying notes are an integral part of the financial statements.


WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------
                                                                For the Years Ended December 31,
--------------------------------------------------------------------------------------------------
(Thousands of Dollars)                                             2000        1999        1998
--------------------------------------------------------------------------------------------------
Operating Activities:
  Net income/(loss)........................................... $   35,268  $    2,887  $   (9,579)
  Adjustments to reconcile to net cash
   provided by operating activities:
    Depreciation..............................................     17,693      27,771      40,901
    Deferred income taxes and investment tax credits, net.....    (11,549)     (6,544)      7,405
    Amortization of recoverable energy costs, net.............      9,386         -           -
    Amortization of regulatory assets, net....................     47,775      26,488       6,016
    Tax benefit for 1993-1999 from
      reduction of NU parent losses...........................      3,824         -           -
    Nuclear related costs.....................................      2,808      18,035         -
    Allocation of ESOP benefits...............................        (52)     (6,880)        -
    Gain on sale of utility plant.............................        -       (22,437)        -
    Other uses of cash........................................    (28,834)    (24,096)     (6,553)
  Changes in working capital:
    Receivables and accrued utility revenues..................    (24,637)    (44,045)      1,622
    Fuel, materials and supplies..............................      1,491       1,956         807
    Accounts payable..........................................     17,727     (14,636)    (20,962)
    Investments in securitizable assets.......................        -        21,865       3,415
    Accrued taxes.............................................      7,882        (675)        742
    Other working capital (excludes cash).....................     (7,321)     22,368       3,748
                                                               ----------- ----------- -----------
Net cash flows provided by operating activities...............     71,461       2,057      27,562
                                                               ----------- ----------- -----------
Investing Activities:
  Investments in plant:
    Electric utility plant....................................    (27,267)    (30,192)    (19,895)
    Nuclear fuel..............................................     (7,848)     (5,817)     (1,801)
                                                               ----------- ----------- -----------
    Net cash flows used for investments in plant..............    (35,115)    (36,009)    (21,696)

  Investments in nuclear decommissioning trusts...............     (3,437)    (11,387)    (12,918)
  Other investment activities, net............................      3,589       1,807        (171)
  Net proceeds from the transfer/sale of utility plant........    185,787      48,524         -
  Capital contributions from Northeast Utilities..............        -        20,000         -
                                                               ----------- ----------- -----------
Net cash flows provided by/(used in) investing activities.....    150,824      22,935     (34,785)
                                                               ----------- ----------- -----------

Financing Activities:
  Net (decrease)/increase in short-term debt..................    (21,800)     81,500      21,550
  Reacquisitions and retirements of long-term debt............    (94,150)   (100,850)     (9,800)
  Reacquisitions and retirements of preferred stock...........     (1,500)     (1,500)     (1,500)
  Repurchase of common shares.................................    (90,000)        -           -
  Cash dividends on preferred stock...........................     (2,798)     (3,298)     (3,026)
  Cash dividends on common stock..............................    (12,002)        -           -
                                                               ----------- ----------- -----------
Net cash flows (used in)/provided by financing activities.....   (222,250)    (24,148)      7,224
                                                               ----------- ----------- -----------

Net increase in cash for the period...........................         35         844           1
Cash - beginning of period....................................        950         106         105
                                                               ----------- ----------- -----------
Cash - end of period.......................................... $      985  $      950  $      106
                                                               =========== =========== ===========
Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized........................ $   26,055  $   30,958  $   22,902
                                                               =========== =========== ===========
  Income taxes................................................ $   18,554  $   (6,296) $   (2,624)
                                                               =========== =========== ===========
Increase in obligations:
  Niantic Bay Fuel Trust...................................... $    1,532  $    1,112  $    2,375
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

         NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act) and the NU system, including WMECO, is subject to provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. WMECO is subject to further regulation for rates, accounting and other matters by the FERC and the Massachusetts Department of Telecommunications and Energy (DTE).

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

         All transactions among affiliated companies are on a recovery of cost basis which may include amounts representing a return on equity and are subject to approval by various federal and state regulatory agencies and the DTE.

     C.  New Accounting Standards
         Derivative Instruments: Effective January 1, 2001, WMECO adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires that derivative instruments be recorded as an asset or liability measured at its fair value and that changes in the fair value of derivative instruments be recognized currently in earnings unless specific hedge accounting criteria are met.

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

         Management believes the adoption of this new standard will not have a material impact on WMECO's financial position or results of operations.

         Revenue Recognition: In December 1999, the SEC issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition." The adoption of SAB No. 101, as amended, did not have a material impact on WMECO's consolidated financial statements.

     D.  Investments and Jointly Owned Electric Utility Plant
         Regional Nuclear Generating Companies: WMECO owns common stock in four regional nuclear companies (Yankee Companies). WMECO's ownership interests in the Yankee Companies at December 31, 2000 and 1999, which are accounted for on the equity method due to WMECO's ability to exercise significant influence over their operating and financial policies are 9.5 percent of the Connecticut Yankee Atomic Power Company (CYAPC), 7 percent of the Yankee Atomic Electric Company
         (YAEC), 3 percent of the Maine Yankee Atomic Power Company (MYAPC), and 2.5 percent of the Vermont Yankee Nuclear Power Corporation (VYNPC). WMECO's total equity investment in the Yankee Companies at December 31, 2000 and 1999, is $11.1 million and $14.7 million, respectively. Each Yankee Company owns a single nuclear generating unit. However, VYNPC is the only unit still in operation at December 31, 2000.

         Millstone:  WMECO has a 19 percent joint ownership in both
         Millstone 1, a 660 megawatt (MW) nuclear unit, which is currently in decommissioning status, and Millstone 2, an 870 MW nuclear generating unit. WMECO has a 12.24 percent joint ownership interest in Millstone 3, a 1,154 MW nuclear generating unit. On August 7, 2000, WMECO and certain other joint owners reached an agreement to sell substantially all of the Millstone units to Dominion Resources, Inc. (Dominion) for approximately $1.3 billion, including approximately $105 million for nuclear fuel. NU currently expects to close on the sale of Millstone as early as the end of March 2001.

         Plant-in-service and the accumulated provision for depreciation for WMECO's share of Millstone 2 and 3 are as follows:

         ----------------------------------------------------------------------
         At December 31,                                 2000        1999
         ----------------------------------------------------------------------
                                                       (Millions of Dollars)

         Plant-in-service
         Millstone 2.............................       $182.3       $180.4
         Millstone 3.............................        382.7        380.5
         Accumulated provision for depreciation
         Millstone 2.............................       $174.5       $166.7
         Millstone 3.............................        357.3        358.7
         ----------------------------------------------------------------------

     E.  Depreciation
         The provision for depreciation is calculated using the straight-line method based on estimated remaining useful lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency where applicable. Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of the plant, including costs of removal less salvage, is charged to the accumulated provision for depreciation. The costs of closure and removal of nonnuclear facilities are accrued over the life of the plant as a component of depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 2.2 percent in 2000, 2.3 percent in 1999 and 2.9 percent in 1998.

         As a result of discontinuing the application of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," for WMECO's generation business in 1999, the company recorded a charge to accumulated depreciation for the nuclear plant in excess of the estimated fair market value at the time in the amount of $330 million and a corresponding regulatory asset was created.

     F.  Revenues
         Revenues are based on authorized rates applied to each customer's use of electricity. In general, rates can be changed only through a formal proceeding before the DTE. Regulatory commissions also have authority over the terms and conditions of nontraditional rate-making arrangements. At the end of each accounting period, WMECO accrues a revenue estimate for the amount of energy delivered but unbilled.

     G.  Regulatory Accounting and Assets
         The accounting policies of WMECO and the accompanying consolidated financial statements conform to accounting principles generally accepted in the United States applicable to rate-regulated enterprises and historically reflect the effects of the rate-making process in accordance with SFAS No. 71. As a result of final restructuring orders issued in 1999, WMECO discontinued the application of SFAS
         No. 71 for the generation portion of its business.

         WMECO's transmission and distribution business will continue to be cost-based and management believes the application of SFAS No. 71 continues to be appropriate. Management continues to believe it is probable that WMECO will recover its investments in long-lived assets, including regulatory assets through charges to their transmission and distribution customers. The majority for WMECO will be recovered through a transition charge over a 12-year period. In addition, all material regulatory assets are earning a return. The components of WMECO's regulatory assets are as follows:

         ----------------------------------------------------------------------
         At December 31,                                 2000        1999
         ----------------------------------------------------------------------
                                                       (Millions of Dollars)

         Recoverable nuclear costs...............       $257.7       $428.9
         Income taxes, net.......................         50.3         49.0
         Unrecovered contractual obligations.....         42.5         63.7
         Recoverable energy costs, net...........          6.9         16.3
         Other...................................         34.8         36.9
                                                        ------       ------
                                                        $392.2       $594.8
                                                        ======       ======
         ----------------------------------------------------------------------

         As a result of discontinuing the application of SFAS No. 71 in 1999 for WMECO's generation business, the company reclassified nuclear plant in excess of its estimated fair market value from plant to regulatory assets. As of December 31, 2000 and 1999, excluding the impact of the transfer of generation assets to Northeast Generation Company in 2000, the unamortized balance ($286.9 million and $316.1 million, respectively) is classified as recoverable nuclear costs. Also included in that regulatory asset component for 2000 and 1999 are $104.9 million and $112.8 million, respectively, which includes Millstone 1 recoverable nuclear costs relating to the recoverable portion of the undepreciated plant and related assets ($39.6 million and $43.8 million, respectively) and the decommissioning and closure obligation ($65.3 million and $69 million, respectively).

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

         The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, that give rise to the accumulated deferred tax obligation is as follows:

         ----------------------------------------------------------------------
         At December 31,                                 2000        1999
         ----------------------------------------------------------------------
                                                       (Millions of Dollars)

         Accelerated depreciation and
           other plant-related differences.......       $193.7      $213.4

         Regulatory assets -
           income tax gross up...................         19.5        19.0

         Other...................................         11.5        10.5
                                                        ------      ------
                                                        $224.7      $242.9
                                                        ======      ======
         ----------------------------------------------------------------------

     I.  Unrecovered Contractual Obligations
         Under the terms of contracts with the Yankee Companies, the shareholder-sponsored companies, including WMECO, are responsible for their proportionate share of the remaining costs of the units, including decommissioning. As management expects that WMECO will be allowed to recover these costs from its customers, WMECO has recorded a regulatory asset, with a corresponding obligation, on its consolidated balance sheet.

     J.  Recoverable Energy Costs
         Under the Energy Policy Act of 1992 (Energy Act), WMECO is assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (DOE) (D&D Assessment). The Energy Act requires that regulators treat D&D Assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates like any other fuel cost. WMECO is currently recovering these costs through rates. As of December 31, 2000 and 1999, WMECO's total D&D Assessment deferrals were $8.6 million and $9.6 million, respectively.

2.   SHORT-TERM DEBT
     Limits: The amount of short-term borrowings that may be incurred by WMECO is subject to periodic approval by either the SEC under the 1935 Act or by state regulators. Currently, SEC authorization allows WMECO to incur total short-term borrowings up to a maximum of $250 million. In addition, the charter of WMECO contains preferred stock provisions restricting the amount of unsecured debt the company may incur. As of December 31, 2000, WMECO's charter permits WMECO to incur $94 million of additional unsecured debt.

     Credit Agreement: On November 17, 2000, WMECO and CL&P entered into a 364-day revolving credit facility for $350 million, replacing the previous $500 million facility which was to expire on November 17, 2000. WMECO may draw up to $150 million under the facility which, until the nuclear divestiture, is secured by second mortgages on Millstone 2 and 3. Once WMECO and CL&P receive the proceeds from securitization, the $350 million revolving credit facility will be reduced to $250 million, with a $100 million limit for WMECO. Unless extended, the credit facility will expire on November 16, 2001. At December 31, 2000 and 1999, there were $110 million and $123 million, respectively, in borrowings under these facilities.

     Under the aforementioned credit agreement, WMECO may borrow at fixed or variable rates plus an applicable margin based upon certain debt ratings, as rated by the lower of Standard and Poor's or Moody's Investors Service. The weighted average interest rate on WMECO's notes payable to banks outstanding on December 31, 2000 and 1999, was 8.05 percent and 7.70 percent, respectively. Maturities of short-term debt obligations were for periods of three months or less.

     This credit agreement provides that WMECO must comply with certain financial and nonfinancial covenants as are customarily included in such agreements, including, but not limited to, common equity ratios and interest coverage ratios. WMECO currently is and expects to remain in compliance with these covenants.

     Money Pool: Certain subsidiaries of NU, including WMECO, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the NU system and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate. Borrowings based on loans from NU parent, however, bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 2000 and 1999, WMECO had $0.6 million and $9.4 million, respectively, of borrowings outstanding from the Pool. The interest rate on borrowings from the Pool at December 31, 2000 and 1999, was 5.4 percent and 4.9 percent, respectively.

3.   LEASES
     WMECO finances its respective shares of the nuclear fuel for Millstone 2 and 3 under the Niantic Bay Fuel Trust (NBFT) capital lease agreement. This capital lease agreement has an expiration date of June 1, 2040. At December 31, 2000 and 1999, the present value of WMECO's capital lease obligation to the NBFT was $26.6 million and $29.8 million, respectively. In connection with the planned nuclear divestiture, the NBFT capital lease will be terminated, the nuclear fuel will be transferred to Dominion and the related $180 million Series G Intermediate Term Note Agreement will be extinguished with the divestiture proceeds.

     WMECO makes quarterly lease payments for the cost of nuclear fuel consumed in the reactors based on a units-of-production method at rates which reflect estimated kilowatt-hours of energy provided plus financing costs associated with the fuel in the reactors. Upon permanent discharge from the reactors, WMECO's ownership interest in the nuclear fuel transfers to WMECO.

     WMECO also has entered into lease agreements, some of which are capital leases, for the use of data processing and office equipment, vehicles, nuclear control room simulators, and office space. The provisions of these lease agreements generally provide for renewal options.

     Capital lease rental payments charged to operating expense were $9.6 million in 2000, $2.6 million in 1999 and $4.1 million in 1998. Interest included in capital lease rental payments was $2.8 million in 2000, $3.1 million in 1999 and $2.8 million in 1998. Operating lease rental payments charged to expense were $3.2 million in 2000, $4.8 million in 1999 and $5.8 million in 1998.

     Future minimum rental payments, excluding annual nuclear fuel lease payments and executory costs such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable leases, as of December 31, 2000, are as follows:

     --------------------------------------------------------------------------
     Year                                 Capital Leases     Operating Leases
     --------------------------------------------------------------------------
                                                 (Millions of Dollars)

     2001................................     $ 0.1                $ 3.5
     2002................................       0.1                  3.4
     2003................................       0.1                  3.1
     2004................................        -                   2.8
     2005................................        -                   2.6
     After 2005..........................        -                  13.1
                                              -----                -----
     Future minimum lease payments.......       0.3                $28.5
                                                                   =====
     Present value of future nuclear
       fuel lease payments...............      26.6
                                              -----
     Present value of future minimum
       lease payments....................     $26.9
                                              =====
     --------------------------------------------------------------------------

4.   PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION
     Details of preferred stock not subject to mandatory redemption are as follows:

     --------------------------------------------------------------------------
                             December 31,      Shares
                                2000         Outstanding      December 31,
                             Redemption      December 31,    -------------
     Description               Price            2000         2000     1999
     --------------------------------------------------------------------------
                                                          (Millions of Dollars)

     7.72% Series B of 1971   $103.51          200,000       $20.0    $20.0
     --------------------------------------------------------------------------

5.   PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION
     Details of preferred stock subject to mandatory redemption are as follows:

     --------------------------------------------------------------------------
                             December 31,       Shares
                                2000          Outstanding      December 31,
                             Redemption       December 31,    -------------
     Description               Price             2000         2000     1999
     --------------------------------------------------------------------------
                                                          (Millions of Dollars)

     7.60% Series of 1987      $25.26          660,000        $16.5   $18.0

     Less preferred stock
       to be redeemed
       within one year                          60,000          1.5     1.5
                                                              -----   -----
                                                              $15.0   $16.5
                                                              =====   =====
     --------------------------------------------------------------------------

     This series is subject to certain refunding limitations for the first five years after issuance. The redemption price reduces in future years.

     The minimum sinking fund requirements of the series subject to mandatory redemption aggregate $1.5 million per year for each year for 2001 through 2005. In case of default on sinking fund payments, no payments may be made on any junior stock by way of dividends or otherwise (other than in shares of junior stock) so long as the default continues. If WMECO is in arrears in the payment of dividends on any outstanding shares of preferred stock, WMECO is prohibited from redeeming or purchasing less than all of the outstanding preferred stock.

6.   LONG-TERM DEBT
     Details of long-term debt outstanding are as follows:

     --------------------------------------------------------------------------
      At December 31,                                    2000       1999
     --------------------------------------------------------------------------
                                                      (Millions of Dollars)
     First Mortgage Bonds:
     7 3/8% Series B, due 2001...................       $ 60.0     $ 60.0
     7 3/4% Series V, due 2002...................         40.0       84.2
     7 3/4% Series Y, due 2024...................           -        50.0
                                                        ------     ------
                                                         100.0      194.2
     Pollution Control Notes:
       Tax Exempt 1993 Series A, 5.85% due 2028..         53.8       53.8
     Fees and interest due for spent nuclear
       fuel disposal costs.......................         45.6       43.0
     Less amounts due within one year............         60.0         -
     Unamortized premium and discount, net.......           -        (0.7)
                                                        ------     ------
     Long-term debt, net.........................       $139.4     $290.3
                                                        ======     ======
     --------------------------------------------------------------------------

     Long-term debt maturities and cash sinking fund requirements, excluding fees and interest due for spent nuclear fuel disposal costs, on debt outstanding at December 31, 2000, for the years 2001 through 2005 are $60 million, $40 million, and no requirements for 2003, 2004 and 2005.

     Essentially all utility plant of WMECO is subject to the liens of the company's first mortgage bond indenture.

     WMECO has secured $53.8 million of pollution control notes with second mortgage liens on Millstone 1, junior to the liens of its first mortgage bond indenture.

7.   INCOME TAX EXPENSE
     The components of the federal and state income tax provisions were charged/(credited) to operations as follows:

     --------------------------------------------------------------------------
     For the Years Ended December 31,                2000      1999      1998
     --------------------------------------------------------------------------
                                                       (Millions of Dollars)
     Current income taxes:
     Federal......................................  $ 15.8    $ 13.5    $ (7.4)
     State........................................    10.9       2.0      (0.1)
                                                    ------    ------    ------
       Total current..............................    26.7      15.5      (7.5)
                                                    ------    ------    ------
     Deferred income taxes, net:
       Federal....................................    (0.8)     (3.5)      6.5
       State......................................    (8.6)     (0.9)      2.4
                                                    ------    ------    ------
         Total deferred...........................    (9.4)     (4.4)      8.9
                                                    ------    ------    ------
     Investment tax credits, net..................    (2.1)     (2.2)     (1.5)
                                                    ------    ------    ------
     Total income tax expense/(credit)............  $ 15.2    $  8.9    $ (0.1)
                                                    ======    ======    ======
     --------------------------------------------------------------------------

     The components of total income tax expense/(credit) are classified as follows:

     --------------------------------------------------------------------------
     For the Years Ended December 31,                2000      1999      1998
     --------------------------------------------------------------------------
                                                       (Millions of Dollars)

     Income taxes charged to operating expenses...   $21.2    $18.8     $ 2.1
     Other income taxes...........................    (6.0)    (9.9)     (2.2)
                                                     -----    -----     -----
     Total income tax expense/(credit)............   $15.2    $ 8.9     $(0.1)
                                                     =====    =====     =====
     --------------------------------------------------------------------------

     Deferred income taxes are comprised of the tax effects of temporary differences as follows:

     --------------------------------------------------------------------------
     For the Years Ended December 31,                2000      1999      1998
     --------------------------------------------------------------------------
                                                       (Millions of Dollars)
     Depreciation, leased nuclear  fuel,
       settlement credits and disposal costs......  $ 0.9    $ (2.3)    $ 5.8
     Regulatory deferral..........................  (16.4)     (1.4)      1.3
     Regulatory disallowance......................     -       (4.2)       -
     Pension accruals.............................    5.9       4.2       1.0
     Other........................................    0.2      (0.7)      0.8
                                                    -----     -----     -----
     Deferred income taxes, net...................  $(9.4)    $(4.4)    $ 8.9
                                                    =====     =====     =====
     --------------------------------------------------------------------------

     A reconciliation between income tax expense/(credit) and the expected tax expense/(credit) at 35 percent of pretax income/(loss) is as follows:

     --------------------------------------------------------------------------
     For the Years Ended December 31,                2000      1999      1998
     --------------------------------------------------------------------------
                                                       (Millions of Dollars)
     Expected federal income tax..................  $17.6      $ 4.1   $(3.4)
     Tax effect of differences:
       Depreciation...............................   (1.2)       0.2     2.2
       Amortization of regulatory assets..........    1.3        6.2     0.9
       Investment tax credit amortization.........   (2.1)      (2.2)   (1.5)
       State income taxes, net of
         federal benefit..........................    1.5        0.7     1.5
       Dividends received deduction...............   (1.7)      (0.4)   (0.7)
       Other, net.................................   (0.2)       0.3     0.9
                                                    -----      -----   -----
     Total income tax expense/(credit)............  $15.2      $ 8.9   $(0.1)
                                                    =====      =====   =====
     --------------------------------------------------------------------------


8.   PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
     The NU system companies, including WMECO, participate in a uniform noncontributory defined benefit retirement plan covering substantially all regular NU system employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment. WMECO's portion of the NU system's total pension credit, part of which was credited to utility plant, was $19 million in 2000, $10.8 million in 1999 and $7.4 million in 1998.

     Currently, WMECO's policy is to annually fund an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and Internal Revenue Code.

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

     The following table represents information on the plans' benefit obligation, fair value of plan assets, and the respective plans' 7 funded status:

-------------------------------------------------------------------------------
                                                At December 31,
-------------------------------------------------------------------------------
                                   Pension Benefits     Postretirement Benefits
-------------------------------------------------------------------------------
(Millions of Dollars)              2000       1999         2000         1999
-------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation
  at beginning of year.........   $(118.1)   $(118.7)     $(29.5)      $(30.1)
Service cost...................      (2.2)      (2.4)       (0.4)        (0.5)
Interest cost..................      (8.9)      (8.5)       (2.2)        (2.1)
Plan amendment.................        -        (7.3)         -            -
Transfers......................       0.5        0.2          -            -
Actuarial (loss)/gain..........      (3.0)      10.2        (0.5)         0.4
Benefits paid..................       8.2        7.8         2.6          2.6
Settlements and other..........       2.4        0.6         0.7          0.2
-------------------------------------------------------------------------------
Benefit obligation
  at end of year...............   $(121.1)   $(118.1)     $(29.3)      $(29.5)
-------------------------------------------------------------------------------
Change in plan assets
Fair value of plan assets
  at beginning of year.........   $ 223.9    $ 201.6      $ 16.6       $ 14.6
Actual return on plan assets...      (0.9)      29.9         0.8          1.7
Employer contribution..........        -          -          2.5          2.9
Benefits paid..................      (8.2)      (7.8)       (2.6)        (2.6)
Transfers......................      (0.5)       0.2          -            -
-------------------------------------------------------------------------------
Fair value of plan assets
  at end of year...............   $ 214.3    $ 223.9      $ 17.3       $ 16.6
-------------------------------------------------------------------------------
Funded status at December 31...   $  93.2    $ 105.8      $(12.0)      $(12.9)
Unrecognized transition
  (asset)/obligation...........      (0.9)      (1.2)       19.1         21.2
Unrecognized prior
  service cost.................       6.6        7.6          -            -
Unrecognized net gain..........     (53.4)     (85.7)       (6.6)        (8.2)
-------------------------------------------------------------------------------
Prepaid benefit cost...........   $  45.5    $  26.5      $  0.5       $  0.1
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

     The components of net periodic benefit (credit)/cost are:

     --------------------------------------------------------------------------
                                     For the Years Ended December 31,
     --------------------------------------------------------------------------
                                                           Postretirement
                                 Pension Benefits              Benefits
     --------------------------------------------------------------------------
     (Millions of Dollars)   2000      1999      1998     2000   1999     1998
     --------------------------------------------------------------------------
     Service cost.........  $  2.2   $  2.4    $  2.2    $ 0.4   $ 0.5   $ 0.5
     Interest cost........     8.9      8.5       7.9      2.2     2.1     2.1
     Expected return
       on plan assets.....   (19.0)   (16.9)    (14.8)    (1.3)   (1.0)   (0.9)
     Amortization of
       unrecognized net
       transition (asset)/
       obligation.........    (0.2)    (0.2)     (0.2)     1.6     1.6     1.6
     Amortization of prior
       service cost.......     0.6      0.6       0.1       -       -       -
     Amortization of
       actuarial gain.....    (4.9)    (3.4)     (2.6)      -       -       -
     Other
       amortization, net..      -        -         -      (0.4)   (0.3)   (0.4)
     Settlements and
       other..............    (6.6)    (1.8)       -        -       -       -
     --------------------------------------------------------------------------
     Net periodic benefit
      (credit)/cost.......  $(19.0)  $(10.8)   $ (7.4)   $ 2.5   $ 2.9   $ 2.9
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
     --------------------------------------------------------------------------

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

     --------------------------------------------------------------------------
                                            One Percentage     One Percentage
     (Millions of Dollars)                  Point Increase     Point Decrease
     --------------------------------------------------------------------------
     Effect on total service and
       interest cost components                  $0.1              $(0.1)
     Effect on postretirement
       benefit obligation                        $1.4              $(1.3)
     --------------------------------------------------------------------------

     The trust holding the health plan assets is subject to federal income taxes.

9.   COMMITMENTS AND CONTINGENCIES

     A.  Restructuring
         A settlement has been reached with the Massachusetts Attorney General finalizing a $155 million securitization plan. WMECO expects to receive approval of its securitization plan in February 2001.

     B.  Nuclear Generation Assets Divestiture
         On August 7, 2000, WMECO and certain other joint owners reached an agreement to sell substantially all of the Millstone units, located in Waterford, Connecticut, to Dominion, for approximately $1.3 billion, including approximately $105 million for nuclear fuel. Dominion has also agreed to assume responsibility for decommissioning the three units and NU will transfer to Dominion all funds in the Millstone decommissioning trust. Additionally, NU is obligated to top-off the decommissioning trust if its value does not equal a previously agreed upon level as defined. NU expects to close on the sale of Millstone as early as the end of March 2001.

         If the transaction is consummated as proposed, WMECO would receive gross proceeds of approximately $196.2 million on a pretax basis for its respective ownership interest. The proceeds from the sale of this interest will be used to reduce the company's stranded costs under restructuring and the cash proceeds will be used to repay subsidiary debt and capital lease obligations and to return equity capital to the parent company.

     C.  Environmental Matters
         The NU system, including WMECO, is subject to environmental laws and regulations intended to mitigate or remove the effect of past operations and improve or maintain the quality of our environment. As such, the NU system, including WMECO, have active environmental auditing and training programs and believe they are substantially in compliance with the current laws and regulations.

         However, the normal course of operations may involve activities and substances that expose WMECO to potential liabilities of which management cannot determine the outcome. Additionally, management cannot determine the outcome for liabilities that may be imposed for past acts, even though such past acts may have been lawful at the time they occurred. Management does not believe, however, that this will have a material impact on WMECO's consolidated financial statements.

         Based upon currently available information for the estimated remediation costs as of December 31, 2000 and 1999, the liability recorded by WMECO for its estimated environmental remediation costs amounted to $4.6 million and $4.2 million, respectively.

     D.  Spent Nuclear Fuel Disposal Costs
         Under the Nuclear Waste Policy Act of 1982, WMECO must pay the DOE for the disposal of spent nuclear fuel and high-level radioactive waste. The DOE is responsible for the selection and development of repositories for, and the disposal of, spent nuclear fuel and high-level radioactive waste. For nuclear fuel used to generate electricity prior to April 7, 1983 (Prior Period Fuel), an accrual has been recorded for the full liability and payment must be made prior to the first delivery of spent fuel to the DOE. Until such payment is made, the outstanding balance will continue to accrue interest at the 3-month treasury bill yield rate. As of December 31, 2000 and 1999, fees due to the DOE for the disposal of Prior Period Fuel were $45.6 million and $43 million, respectively, including interest costs of $30 million and $27.4 million, respectively.

         Fees for nuclear fuel burned on or after April 7, 1983, are billed currently to customers and paid to the DOE on a quarterly basis. WMECO is responsible for fees to be paid for fuel burned until the divestiture of the Millstone nuclear units.

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

         WMECO is subject to retroactive assessments if losses under those policies exceed the accumulated funds available to the insurer. The maximum potential assessments with respect to losses arising during the current policy year for the primary property insurance program, the replacement power policies and the excess property damage policies are $1.1 million, $0.6 million and $1.4 million, respectively. In addition, insurance has been purchased by the NU system in the aggregate amount of $200 million on an industry basis for coverage of worker claims.

         Under certain circumstances, in the event of a nuclear incident at one of the nuclear facilities covered by the federal government's third-party liability indemnification program, the NU system, including WMECO, could be assessed liabilities in proportion to its ownership interest in each of its nuclear units up to $83.9 million. The NU system's payment of this assessment would be limited to, in proportion to its ownership interest in each of its nuclear units, $10 million in any one year per nuclear unit. In addition, if the sum of all claims and costs from any one nuclear incident exceeds the maximum amount of financial protection, the NU system, including WMECO, would be subject to an additional 5 percent, or $4.2 million, liability, in proportion to its ownership interests in each of its nuclear units. Based upon its ownership interests in the Millstone units, WMECO's maximum liability, including any additional assessments, would be $44.3 million per incident, of which payments would be limited to $5 million per year. In addition, through purchased-power contracts with VYNPC, WMECO would be responsible for up to an additional assessment of $2.2 million per incident, of which payments would be limited to $0.3 million per year.

         WMECO expects to terminate its nuclear insurance upon the divestiture of its nuclear units.

     F.  Long-Term Contractual Arrangements
         Yankee Companies: Under the terms of its agreement, WMECO paid its ownership (or entitlement) shares of costs, which included depreciation, operation and maintenance (O&M) expenses, taxes, the estimated cost of decommissioning, and a return on invested capital. These costs were recorded as purchased-power expenses. WMECO's cost of purchases under its contract with VYNPC amounted to $4 million in 2000, $4.7 million in 1999 and $4.4 million in 1998. VYNPC is in the process of selling its nuclear unit. Upon completion of the sale, this long-term contract will be terminated.

         Nonutility Generators (NUGs): WMECO has entered into various arrangements for the purchase of capacity and energy from NUGs. WMECO's total cost of purchases under these arrangements amounted to $28.5 million in 2000, $28.2 million in 1999 and $29.9 million in 1998. The company is in the process of renegotiating the terms of these contracts through either a contract buydown or buyout. WMECO expects any payments to the NUGs as a result of these renegotiations to be recovered from the company's customers.

         Hydro-Quebec: Along with other New England utilities, WMECO has entered into an agreement to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. WMECO is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M expenses and capital costs of those facilities.

         Estimated Annual Costs: The estimated annual costs of WMECO's significant long-term contractual arrangements, absent the effects of any contract terminations, buydowns or buyouts are as follows:

         ---------------------------------------------------------------------
                                   2001     2002     2003     2004     2005
         ---------------------------------------------------------------------
                                             (Millions of Dollars)

         VYNPC.............       $ 4.8     $ 4.9    $ 5.0    $ 5.4    $ 5.1
         NUGs..............        29.5      30.4     31.2     31.9     32.6
         Hydro-Quebec......         3.2       3.1      3.0      2.9      2.8
         ---------------------------------------------------------------------

10.  NUCLEAR DECOMMISSIONING AND PLANT CLOSURE COSTS
     Millstone: WMECO's operating nuclear power plants, Millstone 2 and 3, have service lives that are expected to end in 2015 and 2025, respectively, and upon retirement, must be decommissioned. Millstone 1's expected service life was to end in 2010, however, in July 1998, restart activities were discontinued and decommissioning of the unit began.
     In connection with the sale of the Millstone units, Dominion has agreed to assume responsibility for decommissioning. Until the divestiture, WMECO recovers sufficient amounts through its allowed rates related to decommissioning costs.

     WMECO's ownership share of the estimated cost of decommissioning
     Millstone 2 and 3, in year end 2000 dollars, is $81.8 million and $79.3 million, respectively. Nuclear decommissioning costs are accrued over the expected service lives of the units and are included in depreciation expense and the accumulated provision for depreciation. Nuclear decommissioning expenses for these units amounted to $3.7 million in 2000, 1999 and 1998. Nuclear decommissioning expenses for Millstone 1 were $2.5 million in 2000, $2.9 million in 1999 and $2.5 million in 1998. Through December 31, 2000 and 1999, total decommissioning expenses of $43 million and $39.3 million, respectively, have been collected from customers and are reflected in the accumulated provision for depreciation.

     External decommissioning trusts have been established for the costs of decommissioning the Millstone units. Funding of the estimated decommissioning costs assumes after-tax earnings on the Millstone decommissioning funds of 5.5 percent.

     As of December 31, 2000 and 1999, $43 million and $39.3 million, respectively, have been transferred to external decommissioning trusts. Earnings on the decommissioning trusts increase the decommissioning trust balances and the accumulated provisions for depreciation. Unrealized gains and losses associated with the decommissioning trusts also impact the balance of the trusts and the accumulated provisions for depreciation. The fair values of the amounts in the external decommissioning trusts were $82.4 million and $77.4 million at December 31, 2000 and 1999, respectively. Upon divestiture, balances in the decommissioning trusts will be transferred to the buyer. NU is obligated to top-off the Millstone decommissioning trust if its value does not equal an agreed upon amount at closing, pursuant to the conditions set forth in the purchase and sale agreement.

     Yankee Companies: VYNPC owns and operates a nuclear generating unit with a service life that is expected to end in 2012. WMECO's ownership share of estimated costs, in year end 2000 dollars, of decommissioning this unit is $11.3 million. In 1999, VYNPC agreed to sell its nuclear generating unit for $22 million to an unaffiliated company. Among other commitments, the acquiring company agreed to assume the obligation to decommission the unit after it is taken out of service, and the owners of VYNPC (including WMECO) agreed to fund their shares of the decommissioning costs up to a negotiated amount. Subsequent to the time that agreement was executed, the original proposed acquiring company has increased the price it agreed to pay and three other unaffiliated companies have indicated their interest in buying VYNPC's generating unit on terms that have not been disclosed. At present, WMECO expects that the unit will be sold, but the identity of the owner and the terms of sale, including price, future decommissioning obligations and future power purchase obligations, are not known.

     As of December 31, 2000 and 1999, WMECO's remaining estimated obligation, including decommissioning for the units owned by CYAPC, YAEC and MYAPC, which have been shut down was $42.5 million and $63.7 million, respectively.

11.  FAIR VALUE OF FINANCIAL INSTRUMENTS
     The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

     Nuclear Decommissioning Trusts: WMECO's portion of the investments held in the NU system companies' nuclear decommissioning trusts were marked-to-market by $32.3 million as of December 31, 2000, and $35.4 million as of December 31, 1999, with corresponding offsets to the accumulated provision for depreciation. The amounts adjusted in 2000 and in 1999 represent cumulative net unrealized gains. Cumulative gross unrealized holding losses were immaterial for both 2000 and 1999.

     Preferred stock and long-term debt: The fair value of WMECO's fixed-rate securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value. The carrying amounts of WMECO's financial instruments and the estimated fair values are as follows:

     --------------------------------------------------------------------------
                                                    At December 31, 2000
     --------------------------------------------------------------------------
                                                   Carrying         Fair
     (Millions of Dollars)                          Amount          Value
     --------------------------------------------------------------------------
     Preferred stock not subject
       to mandatory redemption...............       $ 20.0         $ 20.2

     Preferred stock subject to
       mandatory redemption..................         16.5           16.5

     Long-term debt -
       First mortgage bonds..................        100.0          100.3

       Other long-term debt..................         99.4           93.7
     --------------------------------------------------------------------------

     --------------------------------------------------------------------------
                                                    At December 31, 1999
     --------------------------------------------------------------------------
                                                   Carrying         Fair
     (Millions of Dollars)                          Amount          Value
     --------------------------------------------------------------------------
     Preferred stock not subject
       to mandatory redemption...............       $ 20.0         $ 19.1

     Preferred stock subject to
       mandatory redemption..................         18.0           18.0

     Long-term debt -
       First mortgage bonds..................        194.2          196.3

       Other long-term debt..................         96.8           89.9
     --------------------------------------------------------------------------

12.  OTHER COMPREHENSIVE INCOME
     The accumulated balance for each other comprehensive income item is as follows:

     --------------------------------------------------------------------------
                                                        Current
                                       December 31,     Period     December 31,
                                           1999         Change         2000
     --------------------------------------------------------------------------
     (Thousands of Dollars)
     --------------------------------------------------------------------------
     Unrealized gains
       on securities................       $193          $22           $215
     Minimum pension
       liability adjustments...........     (33)          -             (33)
     --------------------------------------------------------------------------
     Accumulated other
       comprehensive income............    $160          $22           $182
     --------------------------------------------------------------------------

     --------------------------------------------------------------------------
                                                        Current
                                       December 31,     Period     December 31,
                                           1998         Change         1999
     --------------------------------------------------------------------------
     (Thousands of Dollars)
     --------------------------------------------------------------------------
     Unrealized gains
       on securities...................    $183           $10          $193
     Minimum pension
       liability adjustments...........     (33)           -            (33)
     --------------------------------------------------------------------------
     Accumulated other
       comprehensive income............    $150           $10          $160
     --------------------------------------------------------------------------

     The changes in the components of other comprehensive income are reported net of the following income tax effects:

     --------------------------------------------------------------------------
                                                  2000      1999      1998
     --------------------------------------------------------------------------
     (Thousands of Dollars)
     --------------------------------------------------------------------------
     Unrealized gains on securities.........      $(14)     $(7)     $(117)
     Minimum pension liability adjustments..         -        -         21
     Other comprehensive income.............      $(14)     $(7)     $ (96)
     --------------------------------------------------------------------------

13.  SEGMENT INFORMATION
     Effective January 1, 1999, the NU system companies, including WMECO, adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The NU system is organized between regulated utilities and competitive energy subsidiaries. WMECO is included in the regulated utilities segment of the NU system and has no other reportable segments.

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


Western Massachusetts Electric Company and Subsidiary
----------------------------------------------------------------------------------------------------------
SELECTED CONSOLIDATED FINANCIAL DATA       2000         1999          1998          1997          1996
----------------------------------------------------------------------------------------------------------
                                                              (Thousands of Dollars)
Operating Revenues..................  $   513,678   $  414,231     $  393,322    $  426,447    $  421,337

Operating Income....................       54,096        41,741        19,854           251        33,190

Net Income/(Loss)...................       35,268         2,887        (9,579)      (27,460)       11,089

Cash Dividends on Common Stock......       12,002          -             -           15,004        16,494

Total Assets........................    1,047,818     1,253,604     1,287,682     1,179,128     1,191,915

Long-Term Debt (a)..................      199,425       290,279       389,314       396,649       349,442

Preferred Stock Not Subject
  to Mandatory Redemption)..........       20,000        20,000        20,000        20,000        20,000

Preferred Stock Subject to
  Mandatory Redemption (a)..........       16,500        18,000        19,500        21,000        21,000

Obligations Under Capital
  Leases (a)........................       26,921        29,972        34,093        32,887        32,234

----------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
CONSOLIDATED QUARTERLY FINANCIAL DATA (Unaudited)
------------------------------------------------------------------------------------------------
                                                      Quarter Ended
------------------------------------------------------------------------------------------------
2000                           March 31        June 30        September 30         December 31
------------------------------------------------------------------------------------------------
                                                  (Thousands of Dollars)
Operating Revenues             $129,410        $120,090         $130,400             $133,778
                               ========        ========         ========             ========

Operating Income               $ 14,782        $  9,974         $ 13,940             $ 15,400
                               ========        ========         ========             ========

Net Income                     $ 11,053        $  2,956         $  9,638             $ 11,621
                               ========        ========         ========             ========
------------------------------------------------------------------------------------------------
1999
------------------------------------------------------------------------------------------------

Operating Revenues             $ 97,686        $108,829         $107,776             $ 99,940
                               ========        ========         ========             ========

Operating Income/(Loss)        $ 12,205        $  8,812         $ 22,821             $ (2,097)
                               ========        ========         ========             ========

Net Income/(Loss)              $  4,852        $  4,183         $ 11,368             $(17,516)
                               ========        ========         ========             ========

(a) Includes portion due within one year.



Western Massachusets Electric Company and Subsidiary

-------------------------------------------------------------------------------
CONSOLIDATED STATISTICS (Unaudited)
-------------------------------------------------------------------------------

                                       Average
        Gross Electric                  Annual
         Utility Plant                 Use Per
          December 31,     kWh        Residential    Electric
        (Thousands of     Sales        Customer      Customers      Employees
           Dollars)     (Millions)      (kWh)       (Average)      December 31,
-------------------------------------------------------------------------------

2000    $1,535,514         7,278        7,371        198,372           406
1999     1,216,015         4,654        7,423        198,012           482
1998     1,256,046         4,091        6,979        196,339           533
1997     1,334,233         4,300        7,121        195,324           507
1996     1,303,361         4,626        7,335        194,705           497