Form 10-K, Exhibit 13
period 2000-12-31
NORTHEAST UTILITIES SYSTEM; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 2001-03-28
CIK 72741, 23426, 106170, 315256, 880416

2000 Annual Report

                     Public Service Company of New Hampshire

                                     Index


Contents                                                                Page
--------                                                                ----

Management's Discussion and Analysis of Financial
  Condition and Results of Operations.............................        1

Report of Independent Public Accountants..........................       10

Statements of Income..............................................       11

Statements of Comprehensive Income................................       11

Balance Sheets....................................................     12-13

Statements of Common Stockholder's Equity.........................       14

Statements of Cash Flows..........................................       15

Notes to Financial Statements.....................................     16-38

Selected Financial Data...........................................       39

Quarterly Financial Data (Unaudited)..............................       39

Statistics (Unaudited)............................................       40

Preferred Stockholder and Bondholder Information..................   Back Cover


Public Service Company of New Hampshire

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------

Financial Condition
-------------------

Overview
--------

Public Service Company of New Hampshire (PSNH or the company) is a wholly owned operating subsidiary of Northeast Utilities (NU) and is part of the Northeast Utilities system (NU system). PSNH earned $67.6 million before extraordinary charges in 2000. Earnings before extraordinary charges declined $16.6 million from 1999, primarily as a result of a rate decrease on October 1, 2000, and lower wholesale revenues. Because of extraordinary charges totaling $214.2 million, PSNH had a net loss of $146.7 million in 2000, compared with $84.2 million in 1999 and $91.7 million in 1998. These extraordinary charges are a result of the "Agreement to Settle PSNH Restructuring" (Settlement Agreement) with the State of New Hampshire and the discontinuation of Statement of Financial Accounting Standard (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation."

During 2000, PSNH and the State of New Hampshire were able to reach a settlement regarding restructuring in the state. This agreement ended several years of uncertainty related to restructuring for PSNH and the State of New Hampshire. PSNH expects to implement the settlement agreement in 2001.

Increases in sales pushed total PSNH revenues to $1.29 billion in 2000, up
11.2 percent from $1.16 billion in 1999. The growth in competitive energy revenues more than offset a 5 percent rate reduction on October 1, 2000 for PSNH retail customers. Revenues were $1.09 billion in 1998. Operating earnings at PSNH are expected to decline significantly after the first quarter of 2001, as a result of the retail rate reductions that will accompany the introduction of industry restructuring in New Hampshire.

Consolidated Edison, Inc. Merger
In 2000, NU and Consolidated Edison, Inc. (Con Edison) received most of the approvals needed to complete the merger announced in October 1999. Shareholders from both companies approved the merger in April 2000, and all state regulatory approvals were granted by the end of the year. Additionally, the Federal Energy Regulatory Commission (FERC) approved the merger in May 2000, the Nuclear Regulatory Commission approved the transaction in August 2000, and the United States Department of Justice approved the merger in February 2001. Necessary approval from the Securities and Exchange Commission
(SEC) was expected to be received in mid-March 2001.

On February 28, 2001, NU's Board of Trustees requested that Con Edison provide reasonable assurance, in writing, that it intended to comply with the terms of the definitive merger agreement between the two companies. This included assurances that Con Edison would consummate the pending merger at the price set forth in the agreement promptly following the receipt of SEC approval.
The original request for assurance was to be received by March 2, 2001, however that date was later extended to March 5, 2001. On March 5, 2001, Con Edison advised NU that it was not willing to close the merger on the agreed terms.
NU notified Con Edison that it was treating its refusal to proceed on the terms set forth in the merger agreement as a repudiation and breach of the merger agreement, and that NU would file suit to obtain the benefits of the transaction as negotiated for NU shareholders. On March 6, 2001, Con Edison filed suit in the U.S. District Court for the Southern District of New York (Southern District), seeking a declaratory judgment that NU failed to satisfy conditions precedent under the merger agreement. On March 12, 2001, NU filed suit against Con Edison in the Southern District seeking damages in excess of $1 billion arising from Con Edison's breach of the merger agreement. NU cannot predict the outcome of this matter nor its effect on NU.

Liquidity
---------

During 2000, net cash flows provided by PSNH's operations were $190.3 million, compared to $199.1 million in 1999 and $217.6 million in 1998. The decrease in 2000 is primarily related to a decrease in net income and an increase in amortization of recoverable energy costs.

Net cash flows used in financing activities were $188.9 million in 2000, compared to $31.6 million in 1999 and $204.3 million in 1998. This included approximately $135 million paid in 2000 to retire long-term debt and preferred stock, compared to $25 million in 1999 and $195 million in 1998. Payments made for preferred stock dividends were $4 million, $6.6 million and $9.3 million for 2000, 1999 and 1998, respectively. For the first time since March 1997, PSNH paid a cash dividend on common shares. In October 2000, a cash dividend of $50 million was paid in 2000.

Including construction expenditures and investments in nuclear decommissioning trusts, net cash flows used in investing activities were $68.9 million in 2000, compared to $45.8 million in 1999 and $46.9 million in 1998. PSNH currently forecasts construction expenditures of $78.7 million for the year 2001.

In April 2000, Moody's Investors Service (Moody's) upgraded its credit ratings for PSNH, and in October 2000, Fitch IBCA (Fitch) upgraded its credit ratings for PSNH. In January 2001, Moody's and Standard and Poor's upgraded their credit ratings for PSNH, primarily as a result of the New Hampshire Supreme Court's decision to uphold the state's restructuring plan, the anticipated sale of Millstone and NU's general financial recovery. These upgrades return NU and PSNH to investment grade ratings for the first time in five years and will save the NU system in excess of $4.7 million annually in financing costs.

PSNH terminated its $75 million revolving credit agreement in April 1999 and continues to fund its operations and capital program with cash on hand and operating cash flows. In August and September 2000, PSNH repaid $109.2 million of variable-rate taxable pollution control bonds from cash on hand. PSNH also paid a $50 million common dividend to NU on October 2, 2000, PSNH's first common dividend to NU since February 1997. Despite those cash outflows, PSNH maintained $115.1 million of cash on hand as of December 31, 2000.

PSNH expects to receive gross proceeds of $26 million as a result of the sale of their ownership interest in the Millstone units to Dominion Resources, Inc. (Dominion). This sale is expected to close as early as the end of March 2001. The cash proceeds, in addition to those anticipated from securitization and the future sale of the Seabrook Station nuclear unit (Seabrook), are expected to be used to repay subsidiary debt and capital lease obligations and to return equity capital to the parent company.

By the end of 2002, PSNH expects to complete the auction of approximately 1,200 MW of fossil and hydroelectric generation assets, as well as CL&P's and NAEC's share of Seabrook. PSNH's restructuring settlement was predicated upon receiving approximately $400 million of net proceeds from those sales. Cash proceeds will be used to retire debt and to return equity capital to the parent company.

In September 2000, the New Hampshire Public Utilities Commission (NHPUC) approved a comprehensive restructuring settlement that allows PSNH to securitize up to $670 million of stranded costs. In January 2001, the New Hampshire Supreme Court upheld this restructuring order on appeal. However, one of the appellants indicated publicly it would request a review of the New Hampshire Supreme Court decision by the United States Supreme Court.
Such a request must be filed by May 1, 2001. Management believes that such an appeal would have a low probability of success, but cannot determine what effect it might have on the timing of the issuance of securitization bonds and the implementation of customer choice in New Hampshire. PSNH currently expects to work with the State of New Hampshire to issue securitization bonds early in the second quarter of 2001. Cash proceeds would be combined with cash on hand and used primarily to buydown the power contract between PSNH and NAEC, retire debt at the two companies of approximately $300 million and to return equity capital to the parent company from PSNH and NAEC of another $375 million.

Restructuring
-------------

Because of delays in implementing restructuring, PSNH remained a vertically integrated utility in 2000 with a fuel and purchased-power adjustment charge. For the first nine months following restructuring, PSNH will meet the load requirements of those customers who do not choose an alternative supplier (transition service or standard offer service) through its own generation assets and purchased-power obligations. Because PSNH's generation assets are heavily weighted toward coal and nuclear generation, PSNH is somewhat insulated from rising oil and natural gas prices. Following that initial nine-month period, PSNH expects to sell its generation assets and acquire power for up to two years from third-party suppliers for customers who remain on transition service. Under the restructuring statute and the conforming Settlement Agreement, PSNH will utilize its own generation capability to provide Transition Service and Default Service for the Initial Transition Service Period (ITSP, the first nine months after competition day) as defined in the agreement. At the conclusion of the ITSP, PSNH will be required to contract for Transition Service for the remaining 24-month Transition Service period with third-party suppliers through a competitive bidding process administered by the NHPUC. As part of its negotiation with the state legislature, PSNH has agreed to absorb the first $7 million of costs for the first 12-month period following the ITSP, if the cost of acquiring Transition Service exceeds the rate charged to customers. PSNH will be permitted to defer and recover, as unsecuritized stranded costs, all Transition Service costs in excess of the initial $7 million.

Provisions for Transition Service are but one element of the Settlement Agreement which during 2000 was approved by the New Hampshire House and Senate, signed into law by the Governor of New Hampshire and approved by the NHPUC. Other provisions allow for issuing rate reduction bonds to securitize stranded costs; implementing a rate decrease of approximately 15.5 percent, 5 percent of which was implemented on a temporary basis on October 1, 2000; an after-tax write-off of stranded costs in excess of $200 million, which was recorded in the fourth quarter; selling NAEC's share of Seabrook no later than December 31, 2003, and; fixing PSNH's delivery rates at $0.028 per kilowatt-hour for the first 33 months after the Settlement Agreement takes effect. PSNH and NAEC will also terminate the Seabrook Power Contracts upon the sale of Seabrook. Restructuring is expected to take effect the first day of the month after PSNH issues rate reduction bonds, which is anticipated to be May 1, 2001.

For further information regarding commitments and contingencies related to restructuring, see Note 9A, "Commitments and Contingencies - Restructuring," to the financial statements.

Regional Transmission Organization
----------------------------------

Pursuant to FERC Order 888 (issued in April 1996), the NU system companies, including PSNH, operate their transmission system under an open access, nondiscriminatory transmission tariff.

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

The NU system companies, including PSNH, and other parties have appealed this order. Of primary concern to NU is the ratemaking authority granted to RTOs and its impact on the ability of transmission owners to earn appropriate returns on their transmission investment under the organizational structure and the minimum functions proposed in the order. The NU system companies were required to participate in a collaborative process established by the FERC beginning in March of 2000. On January 16, 2001, NU along with the Independent System Operator and five other New England transmission owning utilities filed a proposal to establish a New England RTO.

Nuclear Plant Performance and Divestiture
-----------------------------------------

Seabrook
North Atlantic Energy Corporation (NAEC) is another wholly owned subsidiary of NU. PSNH is obligated to purchase the capacity and output from NAEC's 35.98 percent joint ownership interest in the Seabrook Station nuclear unit (Seabrook) under the terms of two life-of-unit, full cost recovery contracts (Seabrook Power Contracts). Seabrook operated at a capacity factor of 78 percent in 2000. The unit began a scheduled refueling outage on October 21, 2000. The outage was extended by approximately two months as a result of the need to repair extensive problems with a back-up diesel generator. Seabrook returned to service on January 29, 2001.

On December 15, 2000, PSNH filed its divestiture plan for Seabrook with the NHPUC and DPUC. PSNH hopes to complete the sale in 2002.

Millstone 3
PSNH has a 2.85 percent ownership of the Millstone 3 unit. Millstone 3 operated at virtually a 100 percent capacity factor in 2000 and ran for 585 consecutive days before beginning a scheduled refueling outage on February 3, 2001. Millstone 3 is expected to return to service by the end of the first quarter 2001.

On August 7, 2000, CL&P, WMECO and certain other joint owners including PSNH reached an agreement to sell substantially all of the Millstone units, located in Waterford, Connecticut, to Dominion, for approximately $1.3 billion, including approximately $105 million for nuclear fuel. Dominion has also agreed to assume responsibility for decommissioning the three units and NU will transfer to Dominion all funds in the Millstone decommissioning trust. Additionally, NU is obligated to top-off the decommissioning trust if its value does not equal an agreed upon amount at closing. That amount is pursuant to the purchase and sale agreement (PSA) with Dominion, subject to adjustment for delays in the closing of the sale and Millstone 1 not meeting the "cold and dark" condition specified in the PSA.

If the transaction is consummated as proposed, PSNH will receive $26 million on a pretax basis, which will be reflected as a gain in accordance with the Settlement Agreement.

NU currently expects to close on the sale of Millstone as early as the end of March 2001.

Yankee Companies
PSNH is a 4 percent shareholder and sponsor company of the Vermont Yankee Nuclear Power Corporation (VYNPC). In 1999, VYNPC agreed to sell its nuclear generating unit for $22 million to an unaffiliated company. Among other commitments, the acquiring company agreed to assume the obligation to decommission the unit after it is taken out of service, and the owners of VYNPC (including PSNH) agreed to fund their shares of the decommissioning costs up to a negotiated amount. Subsequent to the time that the agreement was executed, the original proposed acquiring company increased its purchase price and three other unaffiliated companies have indicated their interest in buying VYNPC's generating unit on terms that have not been disclosed. On February 14, 2001, the Vermont Public Service Board dismissed the acquiring company's petition for approval and VYNPC agreed to work with the Vermont regulators to develop an auction process for the sale of the unit. At present, PSNH expects that the unit will be sold, but the identity of the owner and the terms of sale, including price, future decommissioning obligations and future power purchase obligations, are not known.

Nuclear Decommissioning
In connection with the aforementioned sale of the Millstone units, Dominion has agreed to assume responsibility for decommissioning the Millstone units.

For further information regarding nuclear decommissioning, see Note 10, "Nuclear Decommissioning and Plant Closure Costs," to the financial statements.

Spent Nuclear Fuel Disposal Costs
The United States Department of Energy (DOE) originally was scheduled to begin accepting delivery of spent fuel in 1998. However, delays in confirming the suitability of a permanent storage site continually have postponed plans for the DOE's long-term storage and disposal site. Extended delays or a default by the DOE could lead to consideration of costly alternatives. PSNH has the primary responsibility for the interim storage of its share of spent nuclear fuel prior to the divestiture of Millstone 3.

For further information regarding spent nuclear fuel disposal costs, see
Note 9D, "Commitments and Contingencies - Spent Nuclear Fuel Disposal Costs," to the financial statements.

Other Matters
-------------

Environmental Matters
PSNH is subject to environmental laws and regulations structured to mitigate or remove the effect of past operations and to improve or maintain the quality of the environment. For further information regarding environmental matters, see Note 9C, "Commitments and Contingencies - Environmental Matters," to the financial statements.

Other Commitments and Contingencies
For further information regarding other commitments and contingencies, see
Note 9, "Commitments and Contingencies," to the financial statements.

Forward Looking Statements
This discussion and analysis includes forward looking statements, which are statements of future expectations and not facts including, but not limited to, statements regarding future earnings, refinancing, the use of proceeds from restructuring, and the recovery of operating costs. Words such as estimates, expects, anticipates, intends, plans, and similar expressions identify forward looking statements. Actual results or outcomes could differ materially as a result of further actions by state and federal regulatory bodies, competition and industry restructuring, changes in economic conditions, changes in historical weather patterns, changes in laws, developments in legal or public policy doctrines, technological developments, and other presently unknown or unforeseen factors.

RESULTS OF OPERATIONS

The components of significant income statement variances for the past two years are provided in the table below.

                                          Income Statement Variances
                                             (Millions of Dollars)

                               2000 over/(under) 1999   1999 over/(under) 1998
                               -----------------------------------------------
                                  Amount    Percent        Amount    Percent
                                  ------    -------        ------    -------

Operating Revenues                $ 131        11%          $  73        7%

Operating Expenses:
Fuel, purchased and net
  interchange power                 162        23              86       14
Other operation and
  maintenance                       (11)       (6)             11        7
Depreciation                         (4)       (8)              2        5
Amortization of regulatory
  assets, net                        11        31               8       30
Federal and state income taxes        8        22             (28)     (43)
Taxes other than income taxes        (1)       (3)              -        1
                                  -----       ---           -----      ---
Total operating expenses            165        16              80        8
                                  -----       ---           -----      ---
Operating Income:                   (35)      (28)             (7)      (5)
                                  -----       ---           -----      ---
Equity in earnings of
  regional nuclear
  generating companies                1        71              (2)     (58)
Other, net                            8        (a)             (4)     (38)
Other income taxes                    4        (a)              4       (a)
                                  -----       ---           -----      ---
Net other income                     12        (a)             (2)     (35)
Interest charges                     (6)      (13)             (1)      (1)
                                  -----       ---           -----      ---
Income before
  extraordinary items               (17)      (20)             (7)      (8)
                                  -----       ---           -----      ---
Extraordinary loss                 (214)       (a)              -        -
                                  -----       ---           -----      ---
Net Income/(Loss)                 $(231)       (a)          $ (7)      (8)

(a)  Percent greater than 100.


Operating Revenues
Operating revenues increased by $131 million or 11 percent in 2000, primarily due to higher wholesale and retail revenues. Wholesale revenues increased by $128 million primarily due to higher wholesale energy and capacity sales. Retail revenues were higher primarily due to higher retail sales ($12 million), partially offset by a rate decrease as part of PSNH restructuring ($8 million). Retail kilowatt-hour sales increased by 2.1 percent.

Operating revenues increased by $73 million or 7 percent in 1999, primarily due to higher retail revenues ($43 million), higher wholesale energy and capacity sales and transmission revenues ($30 million). Retail kilowatt-hour sales increased by 5.3 percent.

Fuel, Purchased and Interchange Power, Net
Fuel, purchased and net interchange power expense increased in 2000, primarily due to higher wholesale energy sales.

Fuel, purchased and net interchange power expense increased in 1999, primarily due to higher purchased-power expenses ($48 million)and higher deferred expenses ($25 million) associated with the company's fuel clause and higher capacity costs for Seabrook ($8 million). Seabrook's capacity costs are higher due to costs associated with the refueling outage in 1999 and the amortization of the deferred return that was deferred by PSNH through November 1998.

Other Operation and Maintenance Expense
Other operation and maintenance (O&M) expense increased in 2000, primarily due to lower transmission and distribution expense ($6 million) and lower fossil maintenance expenses($5 million).

Other O&M expense increased in 1999, primarily due to the recognition of environmental insurance proceeds which reduced O&M expense in 1998 ($12 million), higher fossil maintenance expenses ($3 million) and higher transmission expense ($2 million), partially offset by lower storm cost in 1999 ($6 million).

Amortization of Regulatory Assets
Amortization of regulatory assets net increased in 2000, primarily due to the completion of, in 1999, the amortization of regulatory obligations related to net operating loss carryforwards as a result of the Global Settlement.

Amortization of regulatory assets, net increased in 1999, primarily due to an increase in the amortization of the Seabrook deferred return which began in June 1998. The reduction of the acquisition premium amortization ($21 million) was offset by the completion in 1999, of the amortization of a regulatory obligation related to net operating loss carryforwards ($21 million) as a result of the Global Settlement.

Federal and State Income Taxes
Federal and state income taxes increased in 2000, primarily due to the 1999 utilization of net operating loss carryforwards.

Federal and state income taxes decreased in 1999, primarily due to the utilization of net operating loss carryforwards.

Equity Earnings of Regional Nuclear Generating Companies
Equity in earnings of regional nuclear generating and transmission companies was relatively unchanged in 2000.

Equity in earnings of regional nuclear generating and transmission companies decreased in 1999, primarily due to lower earnings from Connecticut Yankee.

Other, Net
Other, net increased in 2000, primarily due to the 1999 settlement with the New Hampshire Electric Cooperative (NHEC) which was recognized in a $6.2 million write-off in 1999.

Other, net decreased in 1999, primarily due to the settlement with the NHEC which required a $6.2 million write-off.

Interest Charges, Net
Interest charges, net decreased in 2000, primarily due to the redemption of long-term debt bonds in 2000.

The change in interest charges, net in 1999, was not significant compared to 1998.

Extraordinary Loss
The extraordinary loss is due to an after-tax write-off by PSNH of approximately $225 million of stranded costs under an industry restructuring settlement with the state of New Hampshire, combined with other positive effects relating to the discontinuation of SFAS 71 ($11 million).



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
----------------------------------------

To the Board of Directors
   of Public Service Company of New Hampshire:

We have audited the accompanying balance sheets of Public Service Company of New Hampshire (a New Hampshire corporation and a wholly owned subsidiary of Northeast Utilities) as of December 31, 2000 and 1999, and the related statements of income, comprehensive income, common stockholder's equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Public Service Company of New Hampshire as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.




                                                    /s/ ARTHUR ANDERSEN LLP
                                                        ARTHUR ANDERSEN LLP



Hartford, Connecticut
January 23, 2001 (except with
respect to the matter discussed
in Note 14, as to which the
date is March 13, 2001)



PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

STATEMENTS OF INCOME

---------------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31,                        2000        1999        1998
---------------------------------------------------------------------------------------
                                                           (Thousands of Dollars)

Operating Revenues................................. $1,291,280  $1,160,572  $1,087,247
                                                    ----------- ----------- -----------
Operating Expenses:
  Operation -
    Fuel, purchased and net interchange power......    853,563     691,743     605,518
    Other..........................................    123,337     129,041     118,565
  Maintenance......................................     47,429      52,481      51,734
  Depreciation.....................................     43,873      47,695      45,342
  Amortization of regulatory assets, net...........     45,874      34,915      26,758
  Federal and state income taxes...................     45,080      36,810      65,079
  Taxes other than income taxes....................     42,194      43,282      43,052
                                                    ----------- ----------- -----------
        Total operating expenses...................  1,201,350   1,035,967     956,048
                                                    ----------- ----------- -----------
Operating Income...................................     89,930     124,605     131,199
                                                    ----------- ----------- -----------

Other Income/(Loss):
  Equity in earnings of regional nuclear
    generating companies and subsidiary company....      1,896       1,112       2,649
  Other, net.......................................     13,214       5,681       9,222
  Income taxes.....................................         68      (3,914)     (7,473)
                                                    ----------- ----------- -----------
        Other income, net..........................     15,178       2,879       4,398
                                                    ----------- ----------- -----------
        Income before interest charges.............    105,108     127,484     135,597
                                                    ----------- ----------- -----------

Interest Charges:
  Interest on long-term debt.......................     37,510      42,728      43,317
  Other interest...................................         47         547         594
                                                    ----------- ----------- -----------
        Interest charges, net......................     37,557      43,275      43,911
                                                    ----------- ----------- -----------
Income before extraordinary loss,
  net of tax benefit...............................     67,551      84,209      91,686

Extraordinary loss, net of tax benefit
  of $155,783......................................   (214,217)       -           -
                                                    ----------- ----------- -----------
Net (Loss)/Income.................................. $ (146,666) $   84,209  $   91,686
                                                    =========== =========== ===========

STATEMENTS OF COMPREHENSIVE INCOME

Net (Loss)/Income.................................. $ (146,666) $   84,209  $   91,686
                                                    ----------- ----------- -----------
Other comprehensive income, net of tax:
Unrealized gains on securities.....................        133          70       1,198
Minimum pension liability adjustments..............       -           -           (194)
                                                    ----------- ----------- -----------
  Other comprehensive income, net of tax...........        133          70       1,004
                                                    ----------- ----------- -----------
Comprehensive (Loss)/Income........................ $ (146,533) $   84,279  $   92,690
                                                    =========== =========== ===========

The accompanying notes are an integral part of these financial statements.



PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

BALANCE SHEETS

-----------------------------------------------------------------------------------------
AT DECEMBER 31,                                                   2000           1999
-----------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
ASSETS
------

Utility Plant, at cost:
  Electric................................................   $  1,505,967   $  1,939,856

     Less: Accumulated provision for depreciation.........        711,340        674,155
                                                             -------------  -------------
                                                                  794,627      1,265,701
  Unamortized acquisition costs...........................           -           324,437
  Construction work in progress...........................         27,251         17,160
  Nuclear fuel, net.......................................          1,924          1,734
                                                             -------------  -------------
     Total net utility plant..............................        823,802      1,609,032
                                                             -------------  -------------
Other Property and Investments:
  Nuclear decommissioning trusts, at market...............          7,362          6,880
  Investments in regional nuclear generating
   companies and subsidiary company, at equity............         16,293         18,855
  Other, at cost..........................................          3,225          3,149
                                                             -------------  -------------
                                                                   26,880         28,884
                                                             -------------  -------------
Current Assets:
  Cash and cash equivalents...............................        115,135        182,588
  Receivables, less the accumulated provision for
   uncollectible accounts of $1,869 in 2000 and
   $1,359 in 1999.........................................         71,992         79,290
  Accounts receivable from affiliated companies...........          2,798          9,091
  Taxes receivable from affiliated companies..............          9,983         11,661
  Accrued utility revenues................................         41,844         48,822
  Fuel, materials and supplies, at average cost...........         28,760         38,076
  Recoverable energy costs - current portion..............           -            73,721
  Prepayments and other...................................         14,750         18,121
                                                             -------------  -------------
                                                                  285,262        461,370
                                                             -------------  -------------
Deferred Charges:

  Regulatory assets.......................................        924,847        490,921
  Deferred receivable from affiliated company.............          3,240         12,984
  Unamortized debt expense................................          9,067         11,896
  Other...................................................          9,096          7,346
                                                             -------------  -------------
                                                                  946,250        523,147
                                                             -------------  -------------


Total Assets..............................................   $  2,082,194   $  2,622,433
                                                             =============  =============

The accompanying notes are an integral part of these financial statements.



PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

BALANCE SHEETS

-----------------------------------------------------------------------------------------
AT DECEMBER 31,                                                   2000           1999
-----------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------

Capitalization:
  Common stock, $1 par value - authorized
   100,000,000 shares; 1,000 shares outstanding
   in 2000 and 1999.......................................   $          1   $          1
  Capital surplus, paid in................................        424,909        424,654
  Retained earnings.......................................        123,177        319,938
  Accumulated other comprehensive income..................          1,207          1,074
                                                             -------------  -------------
           Total common stockholder's equity..............        549,294        745,667
  Preferred stock subject to mandatory redemption.........           -            25,000
  Long-term debt..........................................        407,285        516,485
                                                             -------------  -------------
           Total capitalization...........................        956,579      1,287,152
                                                             -------------  -------------
Obligations Under Seabrook Power Contracts
 and Other Capital Leases.................................         91,702        624,477
                                                             -------------  -------------
Current Liabilities:
  Preferred stock - current portion.......................         24,268         25,000
  Obligations under Seabrook Power Contracts and other
   capital leases - current portion.......................        537,528        101,676
  Accounts payable........................................         45,847         38,685
  Accounts payable to affiliated companies................         54,157         38,229
  Accrued taxes...........................................            656         33,443
  Accrued interest........................................          4,962          6,294
  Other...................................................         13,112         10,184
                                                             -------------  -------------
                                                                  680,530        253,511
                                                             -------------  -------------

Deferred Credits and Other Long-term Liabilities:
  Accumulated deferred income taxes.......................        179,723        266,644
  Accumulated deferred investment tax credits.............         27,348         12,532
  Deferred contractual obligations........................         41,499         56,544
  Deferred revenue from affiliated company................          3,240         12,984
  Deferred pension costs..................................         41,216         45,504
  Other...................................................         60,357         63,085
                                                             -------------  -------------
                                                                  353,383        457,293
                                                             -------------  -------------
Commitments and Contingencies (Note 9)

Total Capitalization and Liabilities......................   $  2,082,194   $  2,622,433
                                                             =============  =============

The accompanying notes are an integral part of these financial statements.



PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

----------------------------------------------------------------------------------------------------------
                                                                                 Accumulated
                                                       Capital                      Other
                                            Common     Surplus,    Retained     Comprehensive
                                             Stock     Paid In      Earnings       Income          Total
----------------------------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
Balance at January 1, 1998...............  $     1    $423,713    $ 170,501    $        -       $ 594,215

    Net income for 1998..................                            91,686                        91,686
    Cash dividends on preferred stock....                            (9,275)                       (9,275)
    Capital stock expenses, net..........                  537                                        537
    Other comprehensive income...........                                              1,004        1,004
                                           --------   ---------   ----------    -------------   ----------
Balance at December 31, 1998.............        1     424,250      252,912            1,004      678,167

    Net income for 1999..................                            84,209                        84,209
    Cash dividends on preferred stock....                            (6,625)                       (6,625)
    Capital stock expenses, net..........                  404                                        404
    Allocation of benefits - ESOP........                           (10,558)                      (10,558)
    Other comprehensive income...........                                                 70           70
                                           --------   ---------   ----------    -------------   ----------
Balance at December 31, 1999.............        1     424,654      319,938            1,074      745,667

    Net loss for 2000....................                          (146,666)                     (146,666)
    Cash dividends on preferred stock....                            (3,962)                       (3,962)
    Cash dividends on common stock.......                           (50,000)                      (50,000)
    Capital stock expenses, net..........                  255                                        255
    Tax benefit for 1993-1999 from
      reduction of NU parent losses (a)..                             3,952                         3,952
    Allocation of benefits - ESOP........                               (85)                          (85)
    Other comprehensive income...........                                                133          133
                                           --------   ---------   ----------    -------------   ----------
Balance at December 31, 2000.............  $     1    $424,909    $ 123,177    $       1,207    $ 549,294
                                           ========   =========   ==========    =============   ==========

(a) In June 1999, PSNH paid NU parent $10.6 million for NU shares issued from 1992 through 1998 on behalf of its employees in accordance with NU's 401(k) plan. This transaction resulted in a reduction of the NU parent loss and a tax benefit to PSNH. The amount in 2000 represents the remaining previously allocated 1993 through 1999 NU parent losses.

The accompanying notes are an integral part of these financial statements.



PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------
                                                                For the Years Ended December 31,
--------------------------------------------------------------------------------------------------
(Thousands of Dollars)                                             2000        1999        1998
--------------------------------------------------------------------------------------------------
Operating Activities:
  Net income before extraordinary loss........................ $   67,551  $   84,209  $   91,686
  Adjustments to reconcile to net cash
  provided by operating activities:
    Depreciation..............................................     43,873      47,695      45,342
    Deferred income taxes and investment tax credits, net.....       (512)     (5,297)     78,366
    Net (deferral)/amortization of recoverable energy costs...    (35,886)     27,065       2,065
    Amortization of regulatory assets, net....................     45,874      34,915      26,758
    Tax benefit for 1993-1999 from
      reduction of NU parent losses...........................      3,952        -           -
    Allocation of ESOP benefits...............................        (85)    (10,558)       -
    Net other sources/(uses) of cash..........................     38,694      48,537     (52,004)
  Changes in working capital:
    Receivables and accrued utility revenues..................     20,569       6,004      21,536
    Fuel, materials and supplies..............................      9,316      (1,434)      3,519
    Accounts payable..........................................     23,090      22,277         729
    Accrued taxes.............................................    (32,787)    (49,300)     13,298
    Other working capital (excludes cash).....................      6,645      (4,994)    (13,653)
                                                               ----------- ----------- -----------
Net cash flows provided by operating activities...............    190,294     199,119     217,642
                                                               ----------- ----------- -----------
Investing Activities:
  Investments in plant:
    Electric utility plant....................................    (69,500)    (46,096)    (43,780)
    Nuclear fuel..............................................     (1,153)     (1,168)       (307)
                                                               ----------- ----------- -----------
    Net cash flows used for investments in plant..............    (70,653)    (47,264)    (44,087)

  Investment in nuclear decommissioning trusts................       (686)       (678)       (641)
  Other investment activities, net............................      2,486       2,151      (2,213)
                                                               ----------- ----------- -----------
Net cash flows used in investing activities...................    (68,853)    (45,791)    (46,941)
                                                               ----------- ----------- -----------

Financing Activities:
  Reacquisitions and retirements of long-term debt............   (109,200)       -       (170,000)
  Reacquisitions and retirements of preferred stock...........    (25,732)    (25,000)    (25,000)
  Cash dividends on preferred stock...........................     (3,962)     (6,625)     (9,275)
  Cash dividends on common stock..............................    (50,000)       -           -
                                                               ----------- ----------- -----------
Net cash flows used in financing activities...................   (188,894)    (31,625)   (204,275)
                                                               ----------- ----------- -----------

Net (decrease)/increase in cash for the period................    (67,453)    121,703     (33,574)
Cash and cash equivalents - beginning of period...............    182,588      60,885      94,459
                                                               ----------- ----------- -----------
Cash and cash equivalents - end of period..................... $  115,135  $  182,588  $   60,885
                                                               =========== =========== ===========
Supplemental Cash Flow Information:
Cash paid during the year for:
  Interest, net of amounts capitalized........................ $   38,819  $   39,895  $   42,677
                                                               =========== =========== ===========
  Income taxes................................................ $   22,070  $   38,511  $   18,948
                                                               =========== =========== ===========
(Decrease)/increase in obligations:
  Seabrook Power Contracts.................................... $  (96,208) $ (115,065) $  (78,939)
                                                               =========== =========== ===========

The accompanying notes are an integral part of these financial statements.


NOTES TO FINANCIAL STATEMENTS
-----------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A. About Public Service Company of New Hampshire Public Service Company of New Hampshire (PSNH or the company) along with The Connecticut Light and Power Company (CL&P), Western Massachusetts Electric Company (WMECO), North Atlantic Energy Corporation (NAEC), and Holyoke Water Power Company (HWP) are the operating companies comprising the Northeast Utilities system (NU system) and are wholly owned by Northeast Utilities (NU). The NU system serves in excess of 30 percent of New England's electric needs and is one of the 25 largest electric utility systems in the country as measured by revenues. The NU system furnishes franchised retail electric service in New Hampshire, Connecticut, and western Massachusetts through PSNH, CL&P and WMECO. NAEC sells all of its entitlement to the capacity and output of Seabrook Station nuclear unit (Seabrook) to PSNH under the terms of two life-of-unit, full cost recovery contracts (Seabrook Power Contacts). HWP, also is engaged in the production and distribution of electric power.

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

     B.  Presentation
         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Certain reclassifications of prior years' data have been made to conform with the current year's presentation.

         All transactions among affiliated companies are on a recovery of cost basis which may include amounts representing a return on equity and are subject to approval by various federal and state regulatory agencies.

     C.  New Accounting Standards
         Derivative Instruments: Effective January 1, 2001, PSNH adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires that derivative instruments be recorded as an asset or liability measured at its fair value and that changes in the fair value of derivative instruments be recognized currently in earnings unless specific hedge accounting criteria be met.

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

         Management believes the adoption of this new standard will not have a material impact on PSNH's financial position or results of operations.

         Revenue Recognition: In December 1999, the SEC issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition." The adoption of SAB No. 101, as amended, did not have a material impact on PSNH's financial statements.

     D.  Investments and Jointly Owned Electric Utility Plant
         Regional Nuclear Generating Companies: PSNH owns common stock in four regional nuclear companies (Yankee Companies). PSNH's ownership interests in the Yankee Companies at December 31, 2000 and 1999, which are accounted for on the equity method due to PSNH's ability to exercise significant influence over their operating and financial policies are 5 percent of the Connecticut Yankee Atomic Power Company (CYAPC), 7 percent of the Yankee Atomic Electric Company (YAEC), 5 percent of Maine Yankee Atomic Power Company (MYAPC), and 4 percent of Vermont Yankee Nuclear Power Corporation (VYNPC). PSNH's total equity investment in the Yankee Companies at December 31, 2000 and 1999 is $10 million and $12.3 million, respectively. Each Yankee Company owns a single nuclear generating unit. However, VYNPC is the only unit still in operation at December 31, 2000.

         Millstone: PSNH has a 2.85 percent joint ownership interest in Millstone 3, a 1,154 megawatt (MW) nuclear generating unit. At December 31, 2000 and 1999, plant-in-service included $119.8 million and $119.3 million, respectively, and the accumulated provision for depreciation included $42 million and $39 million, respectively, related to PSNH's share of Millstone 3.

         Wyman Unit 4: PSNH has a 3.14 percent ownership interest in Wyman Unit 4, a 632 MW oil-fired generating unit. At December 31, 2000 and 1999, plant-in-service included $6.1 million in each year and the accumulated provision for depreciation included $4.3 million and $4.2 million, respectively.

     E.  Depreciation
         The provision for depreciation is calculated using the straight-line method based on estimated remaining useful lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency where applicable. Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal less salvage, is charged to the accumulated provision for depreciation. The costs of closure and removal of nonnuclear facilities are accrued over the life of the plant as a component of depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3.2 percent in 2000, 3.7 percent in 1999 and 3.6 percent in 1998.

     F.  Revenues
         Revenues are based on authorized rates applied to each customer's use of electricity. In general, rates can be changed only through a formal proceeding before the New Hampshire Public Utility Commission (NHPUC). Regulatory commissions also have authority over the terms and conditions of nontraditional rate-making arrangements. At the end of each accounting period, PSNH accrues a revenue estimate for the amount of energy delivered but unbilled.

     G.  PSNH Acquisition Costs
         PSNH acquisition costs represent the aggregate value placed by the 1989 rate agreement with the state of New Hampshire (Rate Agreement) on PSNH's assets in excess of the net book value of PSNH's non-Seabrook assets, plus the $700 million value assigned to Seabrook by the Rate Agreement as part of the bankruptcy resolution on June 5, 1992. The Rate Agreement provided for the recovery through rates, with a return, of the PSNH acquisition costs. In connection with the Settlement Agreement approximately $219.4 million was written off and the balance of $76.6 million has been reclassified as a regulatory asset.

     H.  Regulatory Accounting and Assets
         The accounting policies of PSNH and the accompanying financial statements conform to accounting principles generally accepted in the United States applicable to rate-regulated enterprises and historically reflect the effects of the rate-making process in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of regulation." During the fourth quarter of 2000, the "Agreement to Settle PSNH Restructuring," (Settlement Agreement) became probable of implementation, therefore, PSNH discontinued the application of SFAS No. 71 for the generation portion of its business.

         PSNH's transmission and distribution business will continue to be cost-based and management believes the application of SFAS No. 71 continues to be appropriate. Management continues to believe it is probable that PSNH will recover their investments in long-lived assets, including regulatory assets through charges to their transmission and distribution customers. PSNH will recover securitized assets over a 12-year period. Nuclear decommissioning and IPP costs will be recovered over the period PSNH is responsible for these costs. The third type of PSNH stranded costs are non-securitized regulatory assets (type three regulatory assets). Any type three regulatory assets not collected by the recovery end date will be written off. Based on current projections, PSNH expects to fully recover all of its type three regulatory assets by the recovery end date stipulated in the Settlement Agreement. In addition, all material regulatory assets are earning a return. The components of PSNH's regulatory assets are as follows:

         ----------------------------------------------------------------------
         At December 31,                                 2000        1999
         ----------------------------------------------------------------------
                                                       (Millions of Dollars)

         Recoverable nuclear costs...............       $484.7       $   -
         Income taxes, net.......................         68.1        166.2
         Unrecovered contractual obligations.....         41.5         56.5
         Recoverable energy costs, net...........        230.3        120.7
         Other...................................        100.2        147.5
                                                        ------       ------
                                                        $924.8       $490.9
                                                        ======       ======
         ----------------------------------------------------------------------

         As a result of discontinuing the application of SFAS No. 71 in 2000 for PSNH's generation business, PSNH recorded an after-tax charge of $214.2 million in the fourth quarter of 2000. In addition, a regulatory asset was created for the Seabrook over market generation in the amount of $484.7 million, which is classified as recoverable nuclear costs. It is anticipated this regulatory asset will be securitized.

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

         The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, that give rise to the accumulated deferred tax obligation is as follows:

         ----------------------------------------------------------------------
         At December 31,                                 2000        1999
         ----------------------------------------------------------------------
                                                       (Millions of Dollars)

         Accelerated depreciation and
           other plant-related differences.......       $ 93.8      $102.4

         Regulatory assets -
           income tax gross up...................         25.1        62.0

         Other...................................         60.8       102.2
                                                        ------      ------
                                                        $179.7      $266.6
                                                        ======      ======
         ----------------------------------------------------------------------

         PSNH had an Investment Tax Credit (ITC) carryforward of $23 million which expires in 2004. It is anticipated that this carryforward will be fully utilized when filing the 2000 income tax return.

     J.  Recoverable Energy Costs
         Under the Energy Policy Act of 1992 (Energy Act), PSNH is assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (DOE) (D&D Assessment). The Energy Act requires that regulators treat D&D Assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates like any other fuel cost. PSNH is currently recovering these costs through rates.
         As of December 31, 2000 and 1999, PSNH's total D&D deferrals were approximately $.2 million in each year.

         The Rate Agreement includes a fuel and purchased-power adjustment clause (FPPAC) permitting PSNH to pass through to retail customers, for a 10-year period that began in May 1991, the retail portion of differences between the fuel and purchased-power costs assumed in the Rate Agreement and PSNH's actual costs, which include the costs related to the Seabrook Power Contracts and the Clean Air Act Amendment. The cost components of the FPPAC are subject to a prudence review by the NHPUC. At December 31, 2000 and 1999, PSNH had $230.1 million and $120.5 million, respectively, of recoverable energy costs deferred under the FPPAC. Under the Settlement Agreement, the FPPAC will be recovered as a type three regulatory asset through a transition charge.

         In addition, under the Rate Agreement, charges made by NAEC through the Seabrook Power Contracts, including the deferred Seabrook capital expenses, are to be collected by PSNH through the FPPAC. Beginning on June 1, 1998, the Seabrook deferred capital expenses began to be recovered over a 36-month period. Included within the restructuring settlement write-off is the write-off of any deferred capital expenses.

     K.  Unrecovered Contractual Obligations
         Under the terms of contracts with the Yankee companies, the shareholder-sponsor companies, including PSNH, are each responsible for their proportionate share of the remaining costs of the units, including decommissioning. The Settlement Agreement allows for recovery of these costs, therefore, PSNH has recorded a regulatory asset, with a corresponding obligation on its balance sheet.

     L.  Cash and Cash Equivalents
         Cash and cash equivalents includes cash on hand and short-term cash investments which are highly liquid in nature and have original maturities of three months or less.

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

     With the implementation of the Settlement Agreement, PSNH and NAEC will restructure the power contracts to provide for the buydown of the value of the Seabrook asset to $100 million. The Settlement Agreement also requires NAEC to sell via public auction its share of Seabrook, with the sale to occur no later than December 31, 2003. Upon a successful sale of NAEC's share of Seabrook, the existing Seabrook Power Contracts between PSNH and NAEC will be terminated.

     PSNH has included its right to buy power from NAEC on its balance sheet as part of utility plant and regulatory assets with a corresponding obligation. At December 31, 2000, this right to buy power was valued at $626.9 million.

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

     Contract payments charged to operating expenses in 2000, 1999 and 1998 were $268 million, $280 million and $272 million, respectively. Interest included in the contract payments in 2000, 1999 and 1998 was $44 million, $49 million and $54 million, respectively.

     Future minimum payments, excluding executory costs, such as property taxes, state use taxes, insurance and maintenance, under the terms of the contracts, as of December 31, 2000, were approximately:

     Year                              Seabrook Power Contracts
     ----                              ------------------------
                                         (Millions of Dollars)

     2001...........................          $  116.8
     2002...........................              77.5
     2003...........................              75.2
     2004...........................              72.9
     2005...........................              70.5
     After 2005.....................             936.2
                                              --------

     Future minimum payments........           1,349.1

     Less amount representing
       interest.....................             722.2
                                              --------
     Present value of Seabrook
       Power Contracts payments.....          $  626.9
                                              ========
     --------------------------------------------------------------------------

3.   SHORT-TERM DEBT
     Limits: The amount of short-term borrowings that may be incurred by NU and the NU system operating companies, including PSNH, is subject to periodic approval by either the SEC under the 1935 Act or by the respective state regulators. PSNH is authorized by the NHPUC to incur short-term borrowings up to a maximum of $71.3 million.

     Money Pool: Certain subsidiaries of NU, including PSNH, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the NU system and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate. Borrowings based on loans from NU parent, however, bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 2000 and 1999, PSNH had no outstanding borrowings from the Pool in 2000. Due to the conditions placed on PSNH by the NHPUC during March 2000, PSNH was restricted from lending money to the Pool until the restructuring write-off was recorded. Maturities of short-term debt obligations were for periods of three months or less.

4.   LEASES
     PSNH has entered into lease agreements, some of which are capital leases, for the use of data processing and office equipment, vehicles and office space. The provisions of these lease agreements generally provide for renewal options.

     Capital lease rental payments charged to operating expense were $1 million in 2000, $1.5 million in 1999 and $1.6 million in 1998. Interest included in capital lease rental payments was $0.3 million in 2000, $0.4 million in 1999 and $0.2 million in 1998. Operating lease rental payments charged to expense were $3.5 million in 2000, $3.1 million in 1999 and $5.4 million in 1998.

     Future minimum rental payments, excluding executory costs such as property taxes, state use taxes, insurance and maintenance, under long-term noncancelable leases, as of December 31, 2000, are:

     -------------------------------------------------------------------------
     Year                                 Capital Leases     Operating Leases
     -------------------------------------------------------------------------
                                                 (Millions of Dollars)

     2001................................     $ 1.2                $ 8.3
     2002................................       0.4                  5.4
     2003................................       0.4                  3.7
     2004................................       0.4                  2.9
     2005................................       0.4                  2.3
     After 2005..........................       0.7                  5.1
                                              -----                -----
     Future minimum lease payments.......       3.5                $27.7
                                                                   =====
     Less amount representing interest...       1.2
                                              -----
     Present value of future minimum
       lease payments....................     $ 2.3
                                              =====
     -------------------------------------------------------------------------

5.   EMPLOYEE BENEFITS

     Pension Benefits and Postretirement Benefits Other Than Pensions
     The NU system's subsidiaries, including PSNH, participate in a uniform noncontributory defined benefit retirement plan covering substantially all regular NU system employees. Benefits are based on years of service and employees' highest eligible compensation during 60 consecutive months of employment. PSNH's portion of the NU system's pension credit, part of which was credited to utility plant, was $4.3 million in 2000, $0.5 million in 1999 and $0.1 million in 1998.

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

     The following table represents information on the plans' benefit obligation, fair value of plan assets, and the respective plans' funded status:

     -------------------------------------------------------------------------------
                                                     At December 31,
     -------------------------------------------------------------------------------
                                        Pension Benefits     Postretirement Benefits
     -------------------------------------------------------------------------------
     (Millions of Dollars)              2000       1999         2000         1999
     -------------------------------------------------------------------------------
     Change in benefit obligation
     Benefit obligation
       at beginning of year.........  $ (201.5)  $ (201.0)     $(51.2)      $(50.1)
     Service cost...................      (4.8)      (4.9)       (0.9)        (1.0)
     Interest cost..................     (15.0)     (14.3)       (3.9)        (3.6)
     Plan amendment.................        -       (11.2)         -            -
     Transfers......................       0.1        0.5          -            -
     Actuarial gain/(loss)..........      (1.0)      19.1        (1.1)        (1.5)
     Benefits paid..................      11.1       10.3         4.2          5.0
     -------------------------------------------------------------------------------
     Benefit obligation
       at end of year...............  $ (211.1)  $ (201.5)     $(52.9)      $(51.2)
     -------------------------------------------------------------------------------
     Change in plan assets
     Fair value of plan assets
       at beginning of year.........  $  233.8   $  213.2      $ 30.6       $ 27.3
     Actual return on plan assets...      (0.8)      30.4         1.5          3.4
     Employer contribution..........        -          -          4.5          4.9
     Benefits paid..................     (11.1)     (10.3)       (4.2)        (5.0)
     Transfers......................      (0.1)       0.5          -            -
     -------------------------------------------------------------------------------
     Fair value of plan assets
       at end of year...............  $  221.8   $  233.8      $ 32.4       $ 30.6
     -------------------------------------------------------------------------------
     Funded status at December 31...  $   10.7   $   32.3      $(20.5)      $(20.6)
     Unrecognized transition
       obligation...................       3.0        3.3        35.3         38.2
     Unrecognized prior
       service cost.................      15.5       16.9          -            -
     Unrecognized net gain..........     (70.4)     (98.0)      (14.8)       (17.6)
     -------------------------------------------------------------------------------
     Deferred benefit cost..........  $  (41.2)  $  (45.5)     $   -        $  -
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

     The components of net periodic benefit (credit)/cost are:

     --------------------------------------------------------------------------
                                     For the Years Ended December 31,
     --------------------------------------------------------------------------
                                                           Postretirement
                                 Pension Benefits              Benefits
     --------------------------------------------------------------------------
     (Millions of Dollars)    2000     1999     1998     2000    1999     1998
     --------------------------------------------------------------------------
     Service cost........    $  4.8   $ 4.9    $ 4.3    $ 0.9   $ 1.0    $ 0.9
     Interest cost........     15.0    14.3     13.2      3.9     3.6      3.4
     Expected return
       on plan assets.....    (19.7)  (17.7)   (15.6)    (2.6)   (2.1)    (1.8)
     Amortization of
       unrecognized net
       transition (asset)/
       obligation.........      0.3     0.3      0.3      2.9     2.9      2.9
     Amortization of prior
       service cost.......      1.3     1.3      0.5       -       -        -
     Amortization of
       actuarial gain.....     (6.0)   (3.6)    (2.8)      -       -        -
     Other
       amortization, net..       -       -        -      (0.6)   (0.5)   (0.5)
     --------------------------------------------------------------------------
     Net periodic benefit
      (credit)/cost.......    $(4.3)  $(0.5)   $(0.1)   $ 4.5   $ 4.9   $ 4.9
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
     --------------------------------------------------------------------------

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

     --------------------------------------------------------------------------
                                            One Percentage     One Percentage
     (Millions of Dollars)                  Point Increase     Point Decrease
     --------------------------------------------------------------------------
     Effect on total service and
       interest cost components ......           $0.2              $(0.2)
     Effect on postretirement
       benefit obligation.............           $2.9              $(2.6)
     --------------------------------------------------------------------------

     The trust holding the health plan assets is subject to federal income taxes.

6.   PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION
     Details of preferred stock subject to mandatory redemption are:

     --------------------------------------------------------------------------
                                          Shares
                                       Outstanding           December 31,
     Description                    December 31, 2000      2000        1999
     --------------------------------------------------------------------------
                                                          (Millions of Dollars)

     10.60%  Series A of 1991             970,722         $24.3        $50.0

     Less preferred stock to be
       redeemed within one year           970,722          24.3         25.0
                                                          -----        -----
                                                          $  -         $25.0
                                                          =====        =====

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

7.   LONG-TERM DEBT
     Details of long-term debt outstanding are:

     -------------------------------------------------------------------------
      At December 31,                                    2000       1999
     -------------------------------------------------------------------------
                                                      (Millions of Dollars)
     Pollution Control Revenue Bonds:
     7.65% Tax-Exempt  Series A, due 2021........       $ 66.0     $ 66.0
     7.50% Tax-Exempt  Series B, due 2021........        109.0      109.0
     7.65% Tax-Exempt  Series C, due 2021........        112.5      112.5
     6.00% Tax-Exempt  Series D, due 2021........         75.0       75.0
     6.00% Tax-Exempt  Series E, due 2021........         44.8       44.8
     Adjustable Rate,  Series D, due 2021........           -        39.5
     Adjustable Rate,  Series E, due 2021........           -        69.7
                                                        ------     ------
     Long-term debt..............................       $407.3     $516.5
                                                        ======     ======
     -------------------------------------------------------------------------

     There are no cash sinking fund requirements or debt maturities for the years 2001 through 2005. There are annual renewal and replacement fund requirements equal to 2.25 percent of the average of net depreciable utility property owned by PSNH at the reorganization date, plus cumulative gross property additions thereafter. PSNH expects to meet these future fund requirements by certifying property additions. Any deficiency would need to be satisfied by the deposit of cash or bonds.

     Concurrent with the issuance of PSNH's Series A and B first mortgage bonds, PSNH entered into financing arrangements with the Business Finance Authority (BFA) of the State of New Hampshire. Pursuant to these arrangements, the BFA issued five series of Pollution Control Revenue Bonds (PCRBs) and loaned the proceeds to PSNH. PSNH's obligation to repay each series of PCRBs is secured by the first mortgage bonds. Each such series of first mortgage bonds contains similar terms and provisions as the applicable series of PCRBs. For financial reporting purposes, these bonds would not be considered outstanding unless PSNH failed to meet its obligations under the PCRBs.

     The average effective interest rates on the variable-rate pollution control notes ranged from 5.9 percent to 6.8 percent in 2000 and from 4.9 percent to 6.1 percent in 1999.

8.   INCOME TAX EXPENSE
     The components of the federal and state income tax provisions were charged/(credited) to operations as follows:

     --------------------------------------------------------------------------
     For the Years Ended December 31,                2000      1999      1998
     --------------------------------------------------------------------------
                                                       (Millions of Dollars)
     Current income taxes:
       Federal....................................  $ 41.8    $ 41.4    $ (6.6)
       State......................................     3.7       4.6       0.8
                                                    ------    ------    ------
         Total current............................    45.5      46.0      (5.8)
                                                    ------    ------    ------
     Deferred income taxes, net:
       Federal....................................     6.7       4.6      78.0
       State......................................     0.8      (2.2)      0.9
                                                    ------    ------    ------
         Total deferred...........................     7.5       2.4      78.9
                                                    ------    ------    ------
     Investment tax credits, net..................    (8.0)     (7.7)     (0.5)
                                                    ------    ------    ------
     Total income tax expense.....................  $ 45.0    $ 40.7    $ 72.6
                                                    ======    ======    ======
     --------------------------------------------------------------------------

     The components of total income tax expense/(credit) are classified as follows:

     --------------------------------------------------------------------------
     For the Years Ended December 31,                2000      1999      1998
     --------------------------------------------------------------------------
                                                       (Millions of Dollars)

     Income taxes charged to operating expenses...  $ 45.1    $ 36.8   $ 65.1
     Other income taxes...........................    (0.1)      3.9      7.5
                                                    ------    ------   ------
     Total income tax expense.....................  $ 45.0    $ 40.7   $ 72.6
                                                    ======    ======   ======
     --------------------------------------------------------------------------

     Deferred income taxes are comprised of the tax effects of temporary differences as follows:

     --------------------------------------------------------------------------
     For the Years Ended December 31,                2000      1999      1998
     --------------------------------------------------------------------------
                                                       (Millions of Dollars)

     Depreciation.................................  $(1.0)   $ (6.5)   $(12.1)
     Regulatory deferral..........................    6.9     (12.6)     22.6
     State net operating loss carryforward........     -       29.5      69.2
     Regulatory disallowance......................     -       (2.3)       -
     Contractual settlements......................     -       (6.7)       -
     Other........................................    1.6       1.0      (0.8)
                                                    -----    ------    ------
     Deferred income taxes, net...................  $ 7.5    $  2.4      78.9
                                                    =====    ======    ======
     --------------------------------------------------------------------------

     A reconciliation between income tax expense and the expected tax expense at 35 percent of pretax income/(loss) is as follows:

     --------------------------------------------------------------------------
     For the Years Ended December 31,                2000      1999      1998
     --------------------------------------------------------------------------
                                                       (Millions of Dollars)

     Expected federal income tax                    $39.4     $43.7     $57.5
     Tax effect of differences:
       Depreciation...............................    0.3       0.9      (2.2)
       Amortization of regulatory assets..........    9.9       9.9      17.3
       Investment tax credit amortization.........   (8.0)     (7.7)     (0.5)
       State income taxes, net of
         federal benefit..........................    2.9       1.6       1.0
       Adjustment to tax asset
         valuation allowance......................     -       (7.4)       -
       Seabrook intercompany gains and losses.....    5.0       0.8       0.6
       Allocation of parent company loss..........   (4.2)       -         -
       Other, net.................................   (0.3)     (1.1)     (1.1)
                                                    -----      -----    -----
     Total income tax expense.....................  $45.0      $40.7    $72.6
                                                    =====      =====    =====
     --------------------------------------------------------------------------

9.   COMMITMENTS AND CONTINGENCIES

     A.  Restructuring
         In September 2000, the New Hampshire Public Utilities Commission (NHPUC) approved a comprehensive restructuring order that would allow PSNH to securitize up to $670 million of stranded costs. In January 2001, the New Hampshire Supreme Court upheld this restructuring order on appeal. However, one of the appellants indicated publicly it would request a review of the New Hampshire Supreme Court decision by the United States Supreme Court. Such a request must be filed by May 1, 2001. Management believes that such an appeal would have a low probability of success, but cannot determine what effect it might have on the timing of the issuance of securitization bonds and the implementation of customer choice in New Hampshire. PSNH currently expects to work with the State of New Hampshire to issue securitization bonds early in the second quarter of 2001.

     B.  Nuclear Generation Assets Divestiture
         On August 7, 2000, PSNH, CL&P, and WMECO and certain other joint owners, including PSNH, reached an agreement to sell substantially all of the Millstone units, located in Waterford, Connecticut, to Dominion Resources, Inc. (Dominion), for approximately $1.3 billion, including approximately $105 million for nuclear fuel. NU expects to close on the sale of Millstone as early as the end of March 2001.

         If the transaction is consummated as proposed, PSNH will receive $26 million on a pretax basis, which will be reflected as a gain in accordance with the Settlement Agreement.

         By the end of 2002, PSNH expects to complete the sale of its fossil and hydroelectric generation assets, as well as NAEC's ownership share of Seabrook.

     C.  Environmental Matters
         The NU system, including PSNH, is subject to environmental laws and regulations intended to mitigate or remove the effect of past operations and improve or maintain the quality of our environment.
         As such, the NU system and PSNH have active environmental auditing and training programs and believe they are substantially in compliance with the current laws and regulations.

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

         Based upon currently available information for the estimated remediation costs as of December 31, 2000 and 1999, the liability recorded by PSNH for its estimated environmental remediation costs amounted to $9.7 million and $9.5 million, respectively.

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

     E.  Nuclear Insurance Contingencies
         Insurance policies covering PSNH's ownership share of the NU system's nuclear facilities have been purchased for the primary cost of repair, replacement or decontamination of utility property, certain extra costs incurred in obtaining replacement power during prolonged accidental outages and the excess cost of repair, replacement or decontamination or premature decommissioning of utility property.

         PSNH is subject to retroactive assessments if losses under those policies exceed the accumulated funds available to the insurer. The maximum potential assessments, including costs resulting from PSNH's contracts with NAEC, with respect to losses arising during the current policy year for the primary property insurance program, the replacement power policies and the excess property damage policies are $2.1 million, $0.8 million and $2.7 million, respectively. In addition, insurance has been purchased in the aggregate amount of $200 million on an industry basis by the NU system for coverage of worker claims.

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

     F.  Long-Term Contractual Arrangements
         Yankee Companies: Under the terms of its agreement, PSNH paid its ownership (or entitlement) shares of costs, which included depreciation, operation and maintenance (O&M) expenses, taxes, the estimated cost of decommissioning, and a return on invested capital. These costs were recorded as purchased-power expenses and recovered through PSNH's rates. PSNH's cost of purchases under contracts with VYNPC amounted to $6.4 million in 2000, $7.5 million in 1999 and $7 million in 1998. VYNPC is in the process of selling its nuclear unit. Upon completion of the sale, this long-term contract will be terminated.

         Nonutility Generators (NUGs): PSNH has entered into various arrangements for the purchase of capacity and energy from NUGs. PSNH's total cost of purchases under these arrangements amounted to $144.9 million in 2000, $139.8 million in 1999 and $139.1 million in 1998. The company is attempting to renegotiate the terms of the largest of these contracts through either a contract buydown or buyout. The company expects any payments to the NUGs as a result of these successful renegotiations to be recovered from the company's customers.

         Hydro-Quebec: Along with other New England utilities, PSNH has entered into an agreement to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada. PSNH is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M expenses and capital costs of those facilities.

         Estimated Annual Costs: The estimated annual costs of PSNH's significant long-term contractual arrangements, absent the effects of any contract terminations, buydowns or buyouts are as follows:

         ---------------------------------------------------------------------
                                   2001     2002     2003     2004     2005
         ---------------------------------------------------------------------
                                            (Millions of Dollars)

         VYNPC.............      $  7.1    $  7.1   $  7.1   $  7.9   $  7.4
         NUGs..............       150.0     154.6    159.4    163.7    166.4
         Hydro-Quebec......         8.7       8.4      8.1      7.8      7.5
         ---------------------------------------------------------------------

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

         At the time PSNH transferred the deferred return to NAEC, it realized, for income tax purposes, a gain that was deferred under the consolidated income tax rules. Beginning December 1, 1997, the gain is being amortized into income for income tax purposes, as the deferred return of $50.9 million, and the associated income taxes of $32.9 million, are being collected by NAEC through the Seabrook Power Contracts. As NAEC recovers the $32.9 million in years eight through ten of the Rate Agreement, corresponding payments are being made to PSNH. The balance of the deferred receivable from NAEC at December 31, 2000 and 1999, was $3.2 million and $13 million, respectively.

10.  NUCLEAR DECOMMISSIONING AND PLANT CLOSURE COSTS
     Millstone and Seabrook: PSNH is obligated to pay NAEC's share of Seabrook's decommissioning costs, even if the unit is shut down prior to the expiration of its operating license. Accordingly, NAEC bills PSNH directly for its share of the costs of decommissioning Seabrook. PSNH records its Seabrook decommissioning costs as a component of purchased-power expense. These costs are recovered through base rates. The Seabrook decommissioning costs will continue to be increased annually by its respective escalation rates until the unit is sold. Under New Hampshire law, Seabrook's decommissioning funding requirements are set by the New Hampshire Nuclear Decommissioning Financing Committee (NDFC). During April 1999, the NDFC issued an order that adjusted the decommissioning collection period and funding levels assuming that Seabrook's anticipated energy producing life was 25 years from the date it went into commercial operation. Decommissioning collections are now expected to be completed by October 2015, as opposed to 2026, for the decommissioning collection period only. The cost of funding decommissioning Seabrook is now accrued over the estimated remaining accelerated funding period that was ordered by the NDFC. This is eleven years earlier than the service life established by Seabrook's Nuclear Regulatory Commission's (NRC) operating license.

     Millstone 3 and Seabrook's service lives are expected to end during the years 2025 through 2026, and upon retirement, must be decommissioned.
     In connection with the sale of the Millstone nuclear units, Dominion has agreed to assume responsibility for decommissioning. Until the divestiture, PSNH recovers sufficient amounts through their allowed rates related to decommissioning costs.

     PSNH's ownership share of the estimated cost of decommissioning Millstone 3 and NAEC's ownership share of Seabrook, in year end 2000 dollars, is $18.4 million and $210.8 million, respectively. Nuclear decommissioning costs are accrued over the expected service lives of Millstone 3 and are included in depreciation expense and the accumulated provision for depreciation. Nuclear decommissioning expenses for PSNH's ownership share of Millstone 3 amounted to $.5 million in 2000 and 1999 and $0.4 million in 1998. Through December 31, 2000 and 1999, total decommissioning expenses of $4 million and $3.5 million, respectively, have been collected from customers and are reflected in the accumulated provision for depreciation.

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

     As of December 31, 2000 and 1999, NAEC has paid approximately $39.6 million and $32.7 million, respectively, (including payments made prior to the Acquisition Date by PSNH) into Seabrook's decommissioning fund. Earnings on the decommissioning trusts increase the decommissioning trust balances and the accumulated provisions for depreciation. Unrealized gains and losses associated with the decommissioning trusts also impact the balance of the trusts and the accumulated provisions for depreciation. The fair values of the amounts in the external decommissioning trusts for Millstone 3 were $7.4 million and $6.9 million at December 31, 2000 and 1999, respectively. Upon divestiture of Millstone 3, balances in the decommissioning trusts for Millstone 3 will be transferred to the buyer. NU is obligated to top off the decommissioning trust if its value does not equal an agreed upon amount at closing, pursuant to the conditions set forth in the purchase and sale agreement.

     Yankee Companies: VYNPC owns and operates a nuclear generating unit with a service life that is expected to end in 2012. PSNH's ownership share of estimated costs, in year end 2000 dollars, of decommissioning this unit is $18.1 million. In 1999, VYNPC agreed to sell its nuclear generating unit for $22 million to an unaffiliated company. Among other commitments, the acquiring company agreed to assume the obligation to decommission the unit after it is taken out of service, and the owners of VYNPC (including PSNH) agreed to fund their shares of the decommissioning costs up to a negotiated amount. Subsequent to the time that agreement was executed, the original proposed acquiring company has increased the price it agreed to pay and three other unaffiliated companies have indicated their interest in buying VYNPC's generating unit on terms that have not been disclosed. At present, PSNH expects that the unit will be sold, but the identity of the owner and the terms of sale, including price, future decommissioning obligations and future power purchase obligations, are not known.

     As of December 31, 2000 and 1999, PSNH's remaining estimated obligation, including decommissioning for the units owned by CYAPC, YAEC and MYAPC, which have been shut down was $41.5 million and $56.5 million, respectively.

11.  FAIR VALUE OF FINANCIAL INSTRUMENTS
     The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

     Cash and cash equivalents: The carrying amounts approximate fair value due to the short-term nature of cash and cash equivalents.

     Nuclear decommissioning trusts: PSNH's portion of the investments held in the NU system companies' nuclear decommissioning trusts were marked-to-market by $2 million as of December 31, 2000, and $2.2 million as of December 31, 1999, with corresponding offsets to the accumulated provision for depreciation. The amounts adjusted in 2000 and 1999 represent cumulative net unrealized gains. Cumulative gross unrealized holding losses were immaterial for both 2000 and 1999.

     Preferred stock and long-term debt: The fair value of PSNH's fixed-rate securities is based upon the quoted market price for those issues or similar issues. Adjustable rate securities are assumed to have a fair value equal to their carrying value. The carrying amounts of PSNH's financial instruments and the estimated fair values are as follows:

     --------------------------------------------------------------------------
                                                    At December 31, 2000
     --------------------------------------------------------------------------
                                                   Carrying         Fair
     (Millions of Dollars)                          Amount          Value
     --------------------------------------------------------------------------
     Preferred stock subject
       to mandatory redemption...............       $ 24.3         $ 25.5

     Other long-term debt....................        407.3          401.9
     --------------------------------------------------------------------------

     --------------------------------------------------------------------------
                                                    At December 31, 1999
     --------------------------------------------------------------------------
                                                   Carrying         Fair
     (Millions of Dollars)                          Amount          Value
     --------------------------------------------------------------------------
     Preferred stock subject
       to mandatory redemption...............       $ 50.0         $ 52.0

     Other long-term debt....................        516.5          517.4
     --------------------------------------------------------------------------

12.  OTHER COMPREHENSIVE INCOME
     The accumulated balance for each other comprehensive income item is as follows:

     --------------------------------------------------------------------------
                                                        Current
                                       December 31,     Period     December 31,
                                           1999         Change         2000
     --------------------------------------------------------------------------
     (Thousands of Dollars)
     --------------------------------------------------------------------------
     Unrealized gains
       on securities................      $1,268         $133         $1,401
     Minimum pension
       liability adjustments...........     (194)          -            (194)
     --------------------------------------------------------------------------
     Accumulated other
       comprehensive income............   $1,074         $133         $1,207
     --------------------------------------------------------------------------

     --------------------------------------------------------------------------
                                                        Current
                                       December 31,     Period     December 31,
                                           1998         Change         1999
     --------------------------------------------------------------------------
     (Thousands of Dollars)
     --------------------------------------------------------------------------
     Unrealized gains
       on securities...................   $1,198          $ 70        $1,268
     Minimum pension
       liability adjustments...........     (194)           -           (194)
     --------------------------------------------------------------------------
     Accumulated other
       comprehensive income............   $1,004          $ 70        $1,074
     --------------------------------------------------------------------------

     The changes in the components of other comprehensive income are reported net of the following income tax effects:

     --------------------------------------------------------------------------
                                                  2000      1999      1998
     --------------------------------------------------------------------------
     (Thousands of Dollars)
     --------------------------------------------------------------------------
     Unrealized gains on securities.........      $(74)     $(39)    $(660)
     Minimum pension
       liability adjustments................         -         -       107
     --------------------------------------------------------------------------
     Other comprehensive income.............      $(74)     $(39)    $(553)
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

14.  SUBSEQUENT EVENT
     Merger Agreement With Consolidated Edison, Inc.: In 2000, NU and Consolidated Edison, Inc. (Con Edison) received most of the approvals needed to complete the merger announced in October 1999. Shareholders from both companies approved the merger in April 2000, and all state regulatory approvals were granted by the end of the year. Additionally, the FERC approved the merger in May 2000, the NRC approved the transaction in August 2000, and the United States Department of Justice approved the merger in February 2001. Necessary approval from the SEC was expected to be received in mid-March 2001.

     On February 28, 2001, NU's Board of Trustees requested that Con Edison provide reasonable assurance, in writing, that it intended to comply with the terms of the definitive merger agreement between the two companies. This included assurances that Con Edison would consummate the pending merger at the price set forth in the agreement promptly following the receipt of SEC approval. The original request for assurance was to be received by March 2, 2001, however that date was later extended to March 5, 2001. On March 5, 2001, Con Edison advised NU that it was not willing to close the merger on the agreed terms. NU notified Con Edison that it was treating its refusal to proceed on the terms set forth in the merger agreement as a repudiation and breach of the merger agreement, and that NU would file suit to obtain the benefits of the transaction as negotiated for NU shareholders. On March 6, 2001, Con Edison filed suit in the U.S. District Court for the Southern District of New York (Southern District), seeking a declaratory judgment that NU failed to satisfy conditions precedent under the merger agreement. On March 12, 2001, NU filed suit against Con Edison in the Southern District seeking damages in excess of $1 billion arising from Con Edison's breach of the merger agreement.


Public Service Company of New Hampshire
----------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA                    2000         1999          1998          1997          1996
----------------------------------------------------------------------------------------------------------
                                                              (Thousands of Dollars)
Operating Revenues..................   $1,291,280    $1,160,572    $1,087,247    $1,108,459    $1,110,169

Operating Income....................       89,930       124,605       131,199       144,024       155,758

Net Income..........................     (146,666)       84,209        91,686        92,172        97,465

Cash Dividends on Common Stock......       50,000          -             -           85,000        52,000

Total Assets........................    2,082,194     2,622,433     2,681,595     2,837,159     2,851,212

Long-Term Debt (a)..................      407,285       516,485       516,485       686,485       686,485

Preferred Stock Subject
  to Mandatory Redemption (a).......       24,268        50,000        75,000       100,000       125,000

Obligations Under Seabrook Power
  Contracts and Other Capital
  Leases (a)........................      629,230       726,153       842,223       921,813       914,617

----------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
QUARTERLY FINANCIAL DATA (Unaudited)
------------------------------------------------------------------------------------------------
                                                      Quarter Ended
------------------------------------------------------------------------------------------------
2000                           March 31        June 30        September 30         December 31
------------------------------------------------------------------------------------------------
                                                  (Thousands of Dollars)
------------------------------------------------------------------------------------------------
Operating Revenues             $328,694        $326,458         $337,865            $ 298,263
                               ========        ========         ========            =========

Operating Income               $ 25,242        $ 24,434         $ 28,180            $  12,074
                               ========        ========         ========            =========

Net Income                     $ 17,431        $ 14,252         $ 28,733            $(207,082)
                               ========        ========         ========            =========
------------------------------------------------------------------------------------------------
1999
------------------------------------------------------------------------------------------------

Operating Revenues             $286,799        $286,824         $310,739            $ 276,210
                               ========        ========         ========            =========

Operating Income               $ 35,449        $ 29,419         $ 34,666            $  25,071
                               ========        ========         ========            =========

Net Income                     $ 25,281        $ 20,695         $ 25,584            $  12,649
                               ========        ========         ========            =========

(a) Includes portion due within one year.



Public Service Company of New Hampshire

-------------------------------------------------------------------------------
STATISTICS (Unaudited)
-------------------------------------------------------------------------------

                                       Average
        Gross Electric                  Annual
         Utility Plant                 Use Per
          December 31,     kWh        Residential    Electric
        (Thousands of     Sales        Customer      Customers      Employees
         Dollars) (a)   (Millions)      (kWh)       (Average)      December 31,
-------------------------------------------------------------------------------

2000    $1,535,142        17,143        6,644        433,937          1,227
1999     2,283,187        12,832        6,665        427,694          1,258
1998     2,302,254        12,579        6,347        421,602          1,265
1997     2,312,628        13,340        6,528        407,642          1,254
1996     2,382,009        13,601        6,567        407,082          1,279

(a) Includes unamortized acquisition costs.