Form 10-K, Exhibit 13
period 2000-12-31
NORTHEAST UTILITIES SYSTEM; CONNECTICUT LIGHT & POWER CO; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; NORTH ATLANTIC ENERGY CORP /NH
filed 2001-03-28
CIK 72741, 23426, 106170, 315256, 880416

2000 Annual Report

                       North Atlantic Energy Corporation

                                     Index


Contents                                                               Page
--------                                                               ----

Management's Discussion and Analysis of Financial
  Condition and Results of Operations.............................       1

Report of Independent Public Accountants..........................       8

Statements of Income..............................................       9

Balance Sheets....................................................     10-11

Statements of Common Stockholder's Equity.........................       12

Statements of Cash Flows..........................................       13

Notes to Financial Statements.....................................     14-26

Selected Financial Data...........................................       27

Quarterly Financial Data (Unaudited)..............................       27

Statistics (Unaudited)............................................       27

Preferred Stockholder and Bondholder Information..................   Back Cover


                       North Atlantic Energy Corporation

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

With the implementation of the "Agreement to Settle PSNH Restructuring" (Settlement Agreement), PSNH and NAEC will restructure the power contracts to provide for the buydown of the value of the Seabrook asset to $100 million. NAEC will use a portion of these cash proceeds to retire its existing long-term debt obligation. NAEC will also return to NU parent another portion of these cash proceeds in the form of a dividend. The Settlement Agreement also requires NAEC to sell via public auction its share of Seabrook, with the sale to occur no later than December 31, 2003. Upon a successful sale of NAEC's share of Seabrook, the existing Seabrook Power Contracts between PSNH and NAEC will be terminated. However, PSNH will continue to be responsible for funding NAEC's ownership share of Seabrook's decommissioning liability.

In 2000, NAEC's revenues decreased to $274.3 million, down 4.5 percent from revenues of $287.4 million in 1999. Revenues were $276.7 million in 1998. In 2000, NAEC had net income of $32.5 million, compared to $29.6 million in 1999 and $29.5 million in 1998.

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

Liquidity
---------

During 2000, net cash flows provided by operations were $117.6 million, compared to $181.4 million in 1999 and $128.7 million in 1998. The decrease in 2000 was primarily due to an increase in receivables and an increase in deferred income tax benefit due to lower tax depreciation.

Net cash flows used in financing activities were $112 million in 2000, compared to $130 million in 1999 and $75 million in 1998. This included $270 million to retire long-term debt, compared to $70 million and $20 million in 1999 and 1998, respectively. Cash dividends on common shares paid in 2000 were $42 million, compared to $60 million in 1999 and $45 million in 1998.

Including investments made in the NU System Money Pool, construction expenditures and investments in nuclear decommissioning trusts, net cash flows used in investing activities were $5.5 million in 2000, compared to $51.5 million in 1999 and $53.7 million in 1998. NAEC currently forecasts construction expenditures of $6.6 million for the year 2001.

In 2000, NAEC renewed its $200 million term credit agreement for 364 days.
In April 2000, Moody's Investors Service (Moody's) upgraded its credit ratings for NAEC, and in October 2000, Fitch IBCA (Fitch) upgraded its credit ratings for NAEC. In January 2001, Moody's and Standard and Poor's upgraded their credit ratings for NAEC, primarily as a result of the New Hampshire Supreme Court's decision to uphold that state's restructuring plan and NU's general financial recovery.

By the end of 2002, PSNH expects to complete the auction of approximately 1,200 MW of fossil and hydroelectric generation assets, as well NAEC's share of Seabrook. PSNH's restructuring settlement was predicated upon receiving approximately $400 million of net proceeds from those sales. Cash proceeds will be used to retire debt and to return equity capital to the parent company.

In September 2000, the New Hampshire Public Utilities Commission (NHPUC) approved a comprehensive restructuring settlement that allows PSNH to securitize up to $670 million of stranded costs. In January 2001, the New Hampshire Supreme Court upheld this restructuring order on appeal. However, one of the appellants indicated publicly it would request a review of the New Hampshire Supreme Court decision by the United States Supreme Court.
Such a request must be filed by May 1, 2001. Management believes that such an appeal would have a low probability of success, but cannot determine what effect it might have on the timing of the issuance of securitization bonds and the implementation of customer choice in New Hampshire. PSNH currently expects to work with the State of New Hampshire to issue securitization bonds early in the second quarter of 2001. Cash proceeds would be combined with cash on hand and used primarily to buydown the power contract between PSNH and NAEC, retire debt at the two companies of approximately $300 million and return equity capital to the parent company from PSNH and NAEC of another
$375 million.

Restructuring
-------------

On September 8, 2000, the NHPUC issued two orders. The first order approved an Amended Settlement Agreement. The Amended Settlement Agreement, as approved by the NHPUC, will resolve 11 NHPUC dockets and PSNH's federal lawsuit which had enjoined the state of New Hampshire from implementing its restructuring legislation, will require PSNH to write off in excess of $200 million after-tax of its stranded costs and allow for the recovery of the remaining amount.

The second order issued by the NHPUC was an order addressing financing issues, primarily securitization. The order, among other things, authorizes PSNH to issue up to $670 million of rate reduction bonds (RRB), permits PSNH to establish a RRB charge, and establishes the terms of the RRB charge, including the requirement that it be non-bypassable. The New Hampshire legislature had previously passed legislation, that permitted PSNH to issue up to $670 million in RRBs to securitize certain regulatory assets.

The Settlement Agreement also requires NAEC to sell its share of the Seabrook power plant, including Seabrook 2. NAEC will use the proceeds of such a sale to pay off any outstanding obligations. Net proceeds in excess of book value will be transferred to PSNH and applied against PSNH's stranded costs. The sales would be accomplished through an auction process subject to NHPUC administration.

Nuclear Plant Performance and Divestiture
-----------------------------------------

Seabrook
Seabrook operated at a capacity factor of 78 percent in 2000. The unit began a scheduled refueling outage on October 21, 2000. The outage was extended by approximately two months as a result of the need to repair extensive problems with a back-up diesel generator. Seabrook returned to service on January 29, 2001.

On December 15, 2000, NU filed its divestiture plan for Seabrook with the NHPUC and the Connecticut Department of Public Utility Control. NU hopes to complete the sale in 2002.

Nuclear Decommissioning
For further information regarding nuclear decommissioning, see Note 2, "Nuclear Decommissioning and Plant Closure Costs," to the financial statements.

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

Other Commitments and Contingencies
For further information regarding these other commitments and contingencies, see Note 7, "Commitments and Contingencies," to the financial statements.

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

                                          Income Statement Variances
                                             (Millions of Dollars)

                               2000 over/(under) 1999   1999 over/(under) 1998
                               -----------------------------------------------
                                  Amount    Percent        Amount    Percent
                                  ------    -------        ------    -------

Operating Revenues                $(13)       (5)%          $ 11        4%

Operating Expenses:
Fuel, purchased and
  interchange power, net            (3)      (17)              2       17
Other operation and
  maintenance expense                -         -              10       19
Depreciation                         -         -               2        9
Amortization of
  regulatory assets                  -         -               -        -
Federal and state
  income taxes                       1         2              (1)      (4)
Taxes other than
  income taxes                      (6)      (42)              2       17
                                  ----       ---            ----      ---
Total operating expenses            (7)       (3)             15        7
                                  ----       ---            ----      ---
Operating Income                    (6)      (11)             (4)      (8)
                                  ----       ---            ----      ---
Other Income:
Deferred Seabrook return
  - other funds                     (2)      (52)             (2)     (34)
Other, net                           1        12               1       12
Other income tax                     4        19               5       33
                                  ----       ---            ----      ---
Net other income                     2        14               3       27
Interest charges                    (6)      (17)             (1)      (3)
                                  ----       ---            ----      ---
Net Income/(Loss)                 $  3        10            $ -         -
                                  ====       ===            ====      ===

Operating Revenues
Total operating revenues decreased by $13 million or 5 percent for 2000, as compared to 1999, primarily due to lower operating costs billed to PSNH through the Seabrook Power Contracts.

Operating revenues increased in 1999, primarily due to the higher operating expenses related to the Seabrook refueling and maintenance outage in 1999.

Fuel, Purchased and Interchange Power, Net
Fuel expense decreased in 2000, as compared to 1999, primarily due to the extended nuclear refueling outage in 2000.

Fuel expense increased in 1999, primarily due to a higher fuel amortization rate since the Seabrook refueling outage.

Other Operation and Maintenance Expense
Other operation and maintenance (O&M) expenses were relatively unchanged in 2000, as compared to 1999.

Other O&M expenses increased in 1999, primarily due to higher costs relating to the Seabrook refueling outage.

Depreciation
Depreciation expense was unchanged in 2000.

Depreciation increased in 1999 due to shorter useful lives for 1999 plant asset additions.

Federal and State Income Taxes
Federal and state income taxes decreased during 2000, due to lower book taxable income.

Federal and state income taxes decreased during 1999, due to lower book taxable income.

Taxes Other Than Income Taxes
Taxes other than income taxes decreased in 2000, primarily due to the tax true-up in the third quarter of 1999 as a result of a change to the statewide utility property tax.

Taxes other than income taxes increased in 1999, as the result of the New Hampshire change to a statewide utility property tax in place of the nuclear station tax.

Deferred Seabrook Return - Other Funds
The deferred Seabrook return income decreased in 2000, as compared to 1999, as NAEC continues to recover the Seabrook deferred return, reducing the outstanding balance.

The deferred Seabrook return income decreased in 1999, as compared to 1998, as NAEC continues to recover the Seabrook deferred return, reducing the outstanding balance.

Other, Net
Other income, net increased in 2000, primarily due to higher interest income on investments in the NU System Money Pool.

Other income, net increased in 1999, primarily due to higher interest income on investments in the NU System Money Pool.

Interest Charges
Interest charges decreased in 2000, primarily due to lower long-term debt outstanding.

Interest charges decreased in 1999, primarily due to lower long-term debt outstanding.



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors
  of North Atlantic Energy Corporation:

We have audited the accompanying balance sheets of North Atlantic Energy Corporation (a New Hampshire corporation and a wholly owned subsidiary of Northeast Utilities) as of December 31, 2000 and 1999, and the related statements of income, common stockholder's equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Atlantic Energy Corporation as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.




                                  /s/ ARTHUR ANDERSEN LLP
                                      ARTHUR ANDERSEN LLP


Hartford, Connecticut
January 23, 2001 (except with
respect to the matter discussed
in Note 11, as to which the
date is March 13, 2001)



NORTH ATLANTIC ENERGY CORPORATION

STATEMENTS OF INCOME

-------------------------------------------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31,                        2000       1999       1998
-------------------------------------------------------------------------------------
                                                          (Thousands of Dollars)

Operating Revenues................................. $ 274,319  $ 287,369  $ 276,685
                                                    ---------- ---------- ----------
Operating Expenses:
  Operation -
     Fuel..........................................    12,923     15,596     13,305
     Other.........................................    40,650     41,727     36,763
  Maintenance......................................    20,268     19,030     14,120
  Depreciation.....................................    27,823     27,576     25,381
  Amortization of regulatory assets, net...........    85,176     85,488     85,464
  Federal and state income taxes...................    35,675     34,854     36,194
  Taxes other than income taxes....................     7,727     13,370     11,401
                                                    ---------- ---------- ----------
        Total operating expenses...................   230,242    237,641    222,628
                                                    ---------- ---------- ----------
Operating Income...................................    44,077     49,728     54,057
                                                    ---------- ---------- ----------
Other Income/(Loss):
  Deferred Seabrook return - other funds...........     2,112      4,417      6,731
  Other, net.......................................    (6,544)    (7,432)    (8,435)
  Income taxes.....................................    22,792     19,131     14,378
                                                    ---------- ---------- ----------
        Other income, net..........................    18,360     16,116     12,674
                                                    ---------- ---------- ----------
        Income before interest charges.............    62,437     65,844     66,731
                                                    ---------- ---------- ----------
Interest Charges:
  Interest on long-term debt.......................    32,247     45,297     50,082
  Other interest...................................     1,423       (542)      (676)
  Deferred Seabrook return - borrowed funds........    (3,726)    (8,467)   (12,169)
                                                    ---------- ---------- ----------
        Interest charges, net......................    29,944     36,288     37,237
                                                    ---------- ---------- ----------

Net Income......................................... $  32,493  $  29,556  $  29,494
                                                    ========== ========== ==========

The accompanying notes are an integral part of these financial statements.



NORTH ATLANTIC ENERGY CORPORATION

BALANCE SHEETS

-----------------------------------------------------------------------------------------
AT DECEMBER 31,                                                   2000           1999
-----------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
ASSETS
------

Utility Plant, at original cost:
  Electric................................................   $    719,353   $    736,472

     Less: Accumulated provision for depreciation.........        223,465        196,694
                                                             -------------  -------------
                                                                  495,888        539,778
  Construction work in progress...........................          8,710         10,274
  Nuclear fuel, net.......................................         28,369         21,149
                                                             -------------  -------------
     Total net utility plant..............................        532,967        571,201
                                                             -------------  -------------

Other Property and Investments:
  Nuclear decommissioning trusts, at market...............         50,863         43,667
                                                             -------------  -------------
                                                                   50,863         43,667
                                                             -------------  -------------
Current Assets:
  Cash....................................................            118           -
  Notes receivable from affiliated companies..............         27,800         56,400
  Accounts receivable from affiliated companies...........         50,796         22,840
  Taxes receivable........................................            722         11,717
  Materials and supplies, at average cost.................         14,003         13,088
  Prepayments and other...................................          2,000          1,773
                                                             -------------  -------------
                                                                   95,439        105,818
                                                             -------------  -------------
Deferred Charges:
  Regulatory assets.......................................         48,068        129,641
  Unamortized debt expense................................            847          1,780
  Prepaid property tax....................................            630           -
  Other...................................................            150           -
                                                             -------------  -------------
                                                                   49,695        131,421
                                                             -------------  -------------

Total Assets..............................................   $    728,964   $    852,107
                                                             =============  =============

The accompanying notes are an integral part of these financial statements.



NORTH ATLANTIC ENERGY CORPORATION

BALANCE SHEETS

-----------------------------------------------------------------------------------------
AT DECEMBER 31,                                                   2000           1999
-----------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES
------------------------------

Capitalization:
  Common stock, $1 par value - authorized 1,000 shares;
   1,000 shares outstanding in 2000 and 1999..............   $          1   $          1
  Capital surplus, paid in................................        160,999        160,999
  Retained earnings.......................................            (41)        12,752
                                                             -------------  -------------
           Total common stockholder's equity..............        160,959        173,752
  Long-term debt..........................................         65,000        135,000
                                                             -------------  -------------
           Total capitalization...........................        225,959        308,752
                                                             -------------  -------------

Current Liabilities:
  Notes payable to banks..................................        200,000           -
  Long-term debt - current portion........................         70,000        270,000
  Accounts payable........................................         16,543         11,694
  Accounts payable to affiliated companies................          1,389            806
  Accrued interest........................................          2,716          2,340
  Other...................................................            276            272
                                                             -------------  -------------
                                                                  290,924        285,112
                                                             -------------  -------------

Deferred Credits and Other Long-term Liabilities:
  Accumulated deferred income taxes.......................        184,763        222,601
  Deferred obligation to affiliated company...............          3,240         12,984
  Other...................................................         24,078         22,658
                                                             -------------  -------------
                                                                  212,081        258,243
                                                             -------------  -------------

Commitments and Contingencies (Note 7)

Total Capitalization and Liabilities......................   $    728,964   $    852,107
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



NORTH ATLANTIC ENERGY CORPORATION

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

-----------------------------------------------------------------------------------
                                                     Capital    Retained
                                           Common    Surplus,   Earnings
                                           Stock     Paid In      (a)      Total
-----------------------------------------------------------------------------------
                                                   (Thousands of Dollars)

Balance at January 1, 1998.............. $       1  $ 160,999  $ 58,702  $ 219,702

    Net income for 1998.................                         29,494     29,494
    Cash dividends on common stock......                        (45,000)   (45,000)
                                         ---------- ---------- --------- ----------
Balance at December 31, 1998............         1    160,999    43,196    204,196

    Net income for 1999.................                         29,556     29,556
    Cash dividends on common stock......                        (60,000)   (60,000)
                                         ---------- ---------- --------- ----------
Balance at December 31, 1999............         1    160,999    12,752    173,752

    Net income for 2000.................                         32,493     32,493
    Cash dividends on common stock......                        (42,000)   (42,000)
    Tax expense for 1993-1999 from
     reduction on NU parent company
     losses (b).........................                         (3,286)    (3,286)
                                         ---------- ---------- --------- ----------
Balance at December 31, 2000............ $       1  $ 160,999  $    (41) $ 160,959
                                         ========== ========== ========= ==========

(a) The dividend restriction allows all the retained earnings plus an allowance of $10,000,000 to be available. However the company has a 25% common equity ratio test to meet. Since the company's retained earnings are negative, only $9,959,000 of the allowance can be paid.

(b) The amount in 2000 represents the tax expense related to the previously unallocated 1993 through 1999 NU parent losses.

The accompanying notes are an integral part of these financial statements.



NORTH ATLANTIC ENERGY CORPORATION

STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------
                                                                For the Years Ended December 31,
--------------------------------------------------------------------------------------------------
(Thousands of Dollars)                                             2000        1999        1998
--------------------------------------------------------------------------------------------------
Operating Activities:
  Net income.................................................. $   32,493  $   29,556  $   29,494
  Adjustments to reconcile to net cash
   provided by operating activities:
    Depreciation..............................................     27,823      27,576      25,381
    Amortization of nuclear fuel..............................     10,221      12,642      10,453
    Deferred income taxes and investment tax credits, net.....    (25,579)        452       6,010
    Deferred return - Seabrook................................     (5,838)    (12,884)    (18,900)
    Amortization of regulatory assets, net....................     85,176      85,488      85,464
    Tax expense for 1993-1999 from
       reduction of NU parent losses..........................     (3,286)       -           -
    Deferred obligation to affiliated company.................     (9,744)     (9,744)     (9,744)
    Net other sources of cash.................................     18,645      35,486      18,214
  Changes in working capital:
    Receivables...............................................    (27,956)        964       1,891
    Materials and supplies....................................       (915)       (276)        191
    Accounts payable..........................................      5,432       5,709      (7,161)
    Accrued taxes.............................................       -           (710)        710
    Other working capital (excludes cash).....................     11,148       7,133     (13,258)
                                                               ----------- ----------- -----------
Net cash flows provided by operating activities...............    117,620     181,392     128,745
                                                               ----------- ----------- -----------
Investing Activities:
  Investments in plant:
    Electric utility plant....................................     (6,586)     (7,895)     (9,028)
    Nuclear fuel..............................................    (17,222)     (9,934)     (6,474)
                                                               ----------- ----------- -----------
    Net cash flows used for investments in plant..............    (23,808)    (17,829)    (15,502)

  Investment in NU system Money Pool..........................     28,600     (26,050)    (30,350)
  Investments in nuclear decommissioning trusts...............    (10,294)     (7,584)     (7,885)
                                                               ----------- ----------- -----------
Net cash flows used in investing activities...................     (5,502)    (51,463)    (53,737)
                                                               ----------- ----------- -----------

Financing Activities:
  Net increase/(decrease) in short-term debt..................    200,000        -         (9,950)
  Reacquisitions and retirements of long-term debt............   (270,000)    (70,000)    (20,000)
  Cash dividends on common stock..............................    (42,000)    (60,000)    (45,000)
                                                               ----------- ----------- -----------
Net cash flows used in financing activities...................   (112,000)   (130,000)    (74,950)
                                                               ----------- ----------- -----------

Net increase/(decrease) in cash for the period................        118         (71)         58
Cash - beginning of period....................................       -             71          13
                                                               ----------- ----------- -----------
Cash - end of period.......................................... $      118  $     -     $       71
                                                               =========== =========== ===========

Supplemental Cash Flow Information:
Cash paid during the year for:
  Interest, net of amounts capitalized........................ $   28,349  $   38,042  $   42,498
                                                               =========== =========== ===========
  Income taxes................................................ $   28,053  $    3,000  $   22,136
                                                               =========== =========== ===========

The accompanying notes are an integral part of these financial statements.



NOTES TO THE FINANCIAL STATEMENTS
---------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A.  About North Atlantic Energy Corporation
         North Atlantic Energy Corporation (NAEC or the company) along with The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH), Western Massachusetts Electric Company (WMECO), and Holyoke Water Power Company (HWP) are the operating companies comprising the Northeast Utilities system (NU system) and are wholly owned by Northeast Utilities (NU). The NU system serves in excess of 30 percent of New England's electric needs and is one of the 25 largest electric utility systems in the country as measured by revenues. The NU system furnishes franchised retail electric service in New Hampshire, Connecticut and western Massachusetts through PSNH, CL&P and WMECO. NAEC owns 35.98 percent of the Seabrook Station nuclear unit (Seabrook) and sells all of its entitlement to the capacity and output of Seabrook to PSNH under the terms of two life-of-unit, full cost recovery contracts (Seabrook Power Contracts).
         HWP, also is engaged in the production and distribution of electric power.

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

     C.  New Accounting Standards
         Derivative Instruments: Effective January 1, 2001, NAEC adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires that derivative instruments be recorded as an asset or liability measured at its fair value and that changes in the fair value of derivative instruments be recognized currently in earnings unless specific hedge accounting criteria are met.

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

         Management believes the adoption of this new standard will not have a material impact on NAEC's financial position or results of operations.

     D.  Jointly Owned Electric Utility Plant
         Seabrook: NAEC has a 35.98 percent ownership interest in Seabrook, a 1,148 megawatt nuclear generating unit. NAEC sells all of its share of the power generated by Seabrook to PSNH under the Seabrook Power Contracts. NAEC expects to auction its investment in Seabrook in 2001 with a closing on the sale expected in 2002.

         NAEC's share of Seabrook's plant-in-service as of December 31, 2000 and 1999, was $734.6 million and $728 million, respectively, and the accumulated provision for depreciation was $172.6 million and $153 million, respectively.

     E.  Depreciation
         The provision for depreciation is calculated using the straight-line method based on estimated remaining useful lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency, where applicable. Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of the plant, including costs of removal less salvage, is charged to the accumulated provision for depreciation. The costs of closure and removal of nonnuclear facilities are accrued over the life of the plant as a component of depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 2.9 percent in 2000, 3.8 percent in 1999 and 3.5 percent in 1998.

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

         With the implementation of the "Agreement to Settle PSNH Restructuring" (Settlement Agreement), NAEC and PSNH will restructure the power contracts to provide for the buydown of the value of the Seabrook asset to $100 million. The Settlement Agreement also requires NAEC to sell via public auction its share of Seabrook, with the sale to occur no later than December 31, 2003. Upon a successful sale of NAEC's share of Seabrook, the existing Seabrook Power Contracts between NAEC and PSNH will be terminated.

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

     G.  Regulatory Accounting and Assets
         The accounting policies of NAEC and the accompanying financial statements conform to accounting principles generally accepted in the United States applicable to rate-regulated enterprises and historically reflect the effects of the rate-making process in accordance with SFAS No. 71. During the fourth quarter of 2000, the Settlement Agreement became probable of implementation, therefore, PSNH discontinued the application of SFAS No. 71 for the generation portion of its business. In accordance with the power contracts, NAEC will be paid for the cost of Seabrook, therefore, PSNH's discontinuation of SFAS No. 71 did not impact NAEC.

         Management continues to believe it is probable that NAEC will recover their investments in long-lived assets, including regulatory assets. In addition, all material regulatory assets are earning a return. The components of NAEC's regulatory assets are as follows:

         ----------------------------------------------------------------------
         At December 31,                                 2000        1999
         ----------------------------------------------------------------------
                                                       (Millions of Dollars)

         Deferred costs - Seabrook...............       $23.2       $ 88.5
         Income taxes, net.......................        23.4         35.6
         Recoverable energy costs................         1.5          1.7
         Unamortized loss on reacquired debt.....          -           3.8
                                                        -----       ------
                                                        $48.1       $129.6
                                                        =====       ======
         ----------------------------------------------------------------------

         Upon the implementation of the Settlement Agreement, as filed, PSNH will make a payment to NAEC to buydown the Seabrook Power Contracts to $100 million. NAEC will reduce the Seabrook assets to $100 million. Upon the final sale of Seabrook, the Seabrook Power Contract will be terminated and any difference between the net proceeds and the Seabrook book value at the time will be transferred to PSNH and applied against PSNH's stranded costs.

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

         The tax effect of temporary differences, including timing differences accrued under previously approved accounting standards, which give rise to the accumulated deferred tax obligation is as follows:

         ----------------------------------------------------------------------
         At December 31,                                 2000        1999
         ----------------------------------------------------------------------
                                                       (Millions of Dollars)

         Accelerated depreciation and
           other plant-related differences.......       $197.8      $205.1
         Regulatory assets -
           income tax gross up...................          7.6        12.2
         Other...................................        (20.6)        5.3
                                                        ------      ------
                                                        $184.8      $222.6
                                                        ======      ======
         ----------------------------------------------------------------------

     I.  Recoverable Energy Costs
         Under the Energy Policy Act of 1992 (Energy Act), NAEC is assessed for its proportionate shares of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (DOE) (D&D Assessment). The Energy Act requires that regulators treat D&D Assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates like any other fuel cost. NAEC is currently recovering these costs through the Seabrook Power Contracts. As of December 31, 2000 and 1999, NAEC's total D&D Assessment deferral was $1.5 million and $1.7 million, respectively.

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

     NAEC's existing decommissioning trusts will be increased at the time of the plant sale, however, PSNH will continue to be responsible for funding NAEC's ownership share of the remainder of Seabrook's decommissioning liability after its share of the unit is sold. PSNH's obligation will be limited to the future funding of the decommissioning cost level in effect at the time of sale. The Settlement Agreement provides PSNH for the recovery of these costs through a stranded cost recovery charge within rates.

     Under New Hampshire law, Seabrook decommissioning funding requirements are set by the New Hampshire Nuclear Decommissioning Financing Committee
     (NDFC). During January 2000, the NDFC issued an order that adjusted the decommissioning collection period and funding levels assuming that Seabrook's anticipated energy producing life was 25 years from the date it went into commercial operation. Decommissioning collections are now expected to be completed by October 2015, as opposed to 2026, for the decommissioning collection period only. The cost of funding decommissioning Seabrook is now accrued over the estimated remaining accelerated funding period that was ordered by the NDFC. This is eleven years earlier than the service life established by Seabrook's Nuclear Regulatory Commission's (NRC) operating license.

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

     The estimated cost of decommissioning NAEC's share of Seabrook, in year end 2000 dollars is $210.8 million. Nuclear decommissioning costs are accrued over the expected service life of the unit and are included in depreciation expense. Nuclear decommissioning expenses for the unit amounted to $6.9 million in 2000, $6.8 million in 1999 and $4.7 million in 1998. Nuclear decommissioning, as a cost of removal, is included in the accumulated provision for depreciation.

     Payments for NAEC's ownership share of the cost of decommissioning Seabrook are paid to an independent decommissioning financing fund managed by the state of New Hampshire. Funding of the estimated decommissioning costs assumes escalated collections and after-tax earnings on the Seabrook decommissioning fund of 6.5 percent.

     As of December 31, 2000 and 1999, NAEC has paid $39.6 million and $32.7 million (including payments made prior to the Acquisition Date by PSNH), into Seabrook's decommissioning financing fund. Earnings on the decommissioning financing fund increase the decommissioning trust balance and the accumulated reserve for depreciation. Unrealized gains and losses associated with the decommissioning financing fund also impact the balance of the trust and the accumulated reserve for depreciation. The fair values of the amounts in the external decommissioning trust for NAEC were $50.9 million and $43.7 million at December 31, 2000 and 1999, respectively.

3.   SHORT-TERM DEBT
     Limits: The amount of short-term borrowings that may be incurred by NAEC is subject to periodic approval by either the SEC under the 1935 Act or by the NHPUC. As of December 31, 2000, NAEC is authorized by the NHPUC and the SEC to incur short-term borrowings up to a maximum of $260 million.

     Credit Agreements: On November 9, 2000, NAEC entered into an unsecured 364-day term credit agreement for $200 million, replacing a $225 million term loan which was to expire on November 9, 2000. The proceeds from the term credit agreement were used to repay the $200 million outstanding under the previous term loan. Additionally, the interest rate swaps and collar related to the previous term loan expired and were not replaced. The term credit agreement also contains two mandatory prepayment provisions; the first is a 50 percent mandatory principal repayment of amounts outstanding to $100 million within two days of the buydown of the Seabrook Power Contracts and the second is 100 percent prepayment within two days of the sale of Seabrook. Any amounts prepaid can not be reborrowed. Unless extended, the term credit agreement will expire on November 8, 2001. At December 31, 2000 and 1999, there were $200 million in borrowings under the credit agreement and previous term loan.

     Under the aforementioned credit agreements, the respective borrowers may borrow at fixed or variable rates plus an applicable margin based upon certain debt ratings, as rated by the lower of Standard and Poor's or Moody's Investors Service. The weighted average interest rate on NAEC's notes payable to banks outstanding on December 31, 2000, was
     8.3 percent. Maturities of short-term debt obligations were for periods of three months or less.

     These credit agreements provide that NAEC must comply with certain financial and nonfinancial covenants as are customarily included in such agreements, including, but not limited to, common equity ratios and interest coverage ratios. NAEC currently is and expects to remain in compliance with these covenants.

     Money Pool:  Certain subsidiaries of NU, including NAEC, are members of the Northeast Utilities System Money Pool (Pool).  The Pool provides a more efficient use of the cash resources of the NU system, and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not
     borrow.   Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate. Borrowings based on loans from NU parent, however, bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 2000 and 1999, NAEC had no borrowings outstanding from the Pool.

4.   LONG-TERM DEBT
     Details of long-term debt outstanding are:

     --------------------------------------------------------------------------
     At December 31,                                    2000          1999
     --------------------------------------------------------------------------
                                                       (Millions of Dollars)
     First Mortgage Bonds:
       9.05% Series A, due 2002...................      $135          $205
     Notes:
       Variable - Rate Facility, due 2000.........        -            200

     Less amounts due within one year                     70           270
                                                        ----          ----
     Long-term debt, net                                $ 65          $135
                                                        ====          ====
     --------------------------------------------------------------------------

     Long-term debt maturities and cash sinking fund requirements on debt outstanding at December 31, 2000, for the years 2001 and 2002 are $70 million and $65 million, respectively.

     Essentially all utility plant of NAEC is subject to the liens of the company's first mortgage bond indenture. NAEC's first mortgage bonds are also secured by payments made to NAEC by PSNH under the terms of the Seabrook Power Contracts.

     In 1999, interest rate swaps effectively fix the interest rate of NAEC's $200 million variable-rate bank note at interest rates ranging from 5.81 percent to 6.07 percent.

5.   INCOME TAX EXPENSE
     The components of the federal and state income tax provisions were charged/(credited) to operations as follows:

     --------------------------------------------------------------------------
     For the Years Ended December 31,                2000      1999      1998
     --------------------------------------------------------------------------
                                                       (Millions of Dollars)
     Current income taxes:
       Federal....................................   $37.5     $15.1    $15.2
       State......................................     1.0       0.2      0.6
                                                     -----     -----    -----
         Total current............................    38.5      15.3     15.8
                                                     -----     -----    -----
     Deferred income taxes, net:
       Federal....................................   (23.6)      0.4      4.0
       State......................................    (2.0)       -       2.0
                                                     -----     -----    -----
         Total deferred...........................   (25.6)      0.4      6.0
                                                     -----     -----    -----

     Total income tax expense.....................   $12.9     $15.7    $21.8
                                                     =====     =====    =====
     --------------------------------------------------------------------------

     The components of total income tax expense/(credit) are classified as follows:

     --------------------------------------------------------------------------
     For the Years Ended December 31,                2000      1999      1998
     --------------------------------------------------------------------------
                                                       (Millions of Dollars)

     Income taxes charged to operating expenses...  $ 35.7    $ 34.8   $ 36.2
     Other income taxes...........................   (22.8)    (19.1)   (14.4)
                                                    ------    ------   ------
     Total income tax expense.....................  $ 12.9    $ 15.7   $ 21.8
                                                    ======    ======   ======
     --------------------------------------------------------------------------

     Deferred income taxes are comprised of the tax effects of temporary differences as follows:

     --------------------------------------------------------------------------
     For the Years Ended December 31,                2000      1999      1998
     --------------------------------------------------------------------------
                                                       (Millions of Dollars)

     Depreciation.................................  $ (6.5)  $ 19.5    $ 21.8
     Bond redemptions.............................    (1.4)    (2.8)     (2.8)
     Seabrook deferred return.....................   (17.3)   (15.7)    (14.2)
     Other........................................    (0.4)    (0.6)      1.2
                                                    ------   -------   ------
     Deferred income taxes, net...................  $(25.6)  $  0.4    $  6.0
                                                    ======   =======   ======
     --------------------------------------------------------------------------

     A reconciliation between income tax expense and the expected tax expense at 35 percent of pretax income is as follows:

     --------------------------------------------------------------------------
     For the Years Ended December 31,                2000      1999      1998
     --------------------------------------------------------------------------
                                                       (Millions of Dollars)

     Expected federal income tax..................  $15.9     $15.8     $18.0
     Tax effect of differences:
       Amortization of regulatory assets..........    7.1       7.0       7.1
       Depreciation...............................   (1.5)     (3.2)      1.6
       Deferred Seabrook return...................   (0.7)     (1.5)     (2.4)
       State income taxes, net of
         federal benefit..........................   (0.7)      0.1       1.7
       Allocation of Parent Company's loss........   (6.3)     (2.1)     (3.9)
       Other, net.................................   (0.9)     (0.4)     (0.3)
                                                    -----     -----     -----
     Total income tax expense.....................  $12.9     $15.7     $21.8
                                                    =====     =====     =====
     --------------------------------------------------------------------------

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

     At the time PSNH transferred the deferred return to NAEC, it realized, for income tax purposes, a gain that was deferred under the consolidated income tax rules. Beginning December 1, 1997, the gain is being amortized into income for income tax purposes, as the deferred return of $50.9 million, and the associated income taxes of $32.9 million, are being collected by NAEC through the Seabrook Power Contracts. As NAEC recovers the $32.9 million in years eight through ten of the Rate Agreement, corresponding payments are being made to PSNH. The balance of the deferred obligation to PSNH at December 31, 2000 and 1999, was $3.2 million and $13 million, respectively.

7.   COMMITMENTS AND CONTINGENCIES
     A.  Restructuring
         In September 2000, the NHPUC approved a comprehensive restructuring order that would allow PSNH to securitize up to $670 million of stranded costs. In January 2001, the New Hampshire Supreme Court upheld this restructuring order on appeal. However, one of the appellants indicated publicly it would request a review of the New Hampshire Supreme Court decision by the United States Supreme Court. Such a request must be filed by May 1, 2001. Management believes that such an appeal would have a low probability of success, but cannot determine what effect it might have on the timing of the issuance of securitization bonds and the implementation of customer choice in New Hampshire. PSNH currently expects to work with the State of New Hampshire to issue securitization bonds early in the second quarter of 2001.

     B.  Environmental Matters
         The NU system, including NAESCO on behalf of NAEC, is subject to environmental laws and regulations intended to mitigate or remove the effect of past operations and improve or maintain the quality of our environment. As such, the NU system and NAESCO, have an active environmental auditing and training program and believe they are substantially in compliance with the current laws and regulations.

         However, the normal course of operations may involve activities and substances that expose NAEC to potential liabilities of which management cannot determine the outcome. Additionally, management cannot determine the outcome for liabilities that may be imposed for past acts, even though such past acts may have been lawful at the time they occurred. Management does not believe, however, that this will have a material impact on NAEC's financial statements.

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

         NAEC is subject to retroactive assessments if losses under those policies exceed the accumulated funds available to the insurer. The maximum potential assessments against NAEC, including costs resulting from PSNH's contracts with NAEC, with respect to losses arising during the current policy year for the primary property insurance program and the excess property damage policies are $2 million and $2.4 million, respectively. In addition, insurance has been purchased by the NU system in the aggregate amount of $200 million on an industry basis for coverage of worker claims.

         Under certain circumstances, in the event of a nuclear incident at one of the nuclear facilities covered by the federal government's third-party liability indemnification program, the NU system, including NAEC, could be assessed liabilities in proportion to its ownership interest in each of its nuclear units up to $83.9 million. The NU system's payment of this assessment would be limited to, in proportion to its ownership interest in each of its nuclear units, $10 million in any one year per nuclear unit. In addition, if the sum of all claims and costs from any one nuclear incident exceeds the maximum amount of financial protection, the NU system would be subject to an additional 5 percent, or $4.2 million, liability, in proportion to its ownership interest in each of its nuclear units. Under the terms of the Seabrook Power Contracts with NAEC, PSNH could be obligated to pay for any assessment charged to NAEC as a cost of service. Based upon NAEC's ownership interest in Seabrook, PSNH's maximum liability, including any additional assessments, would be $31.3 million per incident, of which payments would be limited to $3.6 million per year.

8.   MARKET RISK AND MANAGEMENT INSTRUMENTS
     Interest Rate Risk Management: In 2000 and 1999, NAEC used interest rate collar and swap instruments with financial institutions to hedge against interest rate risk associated with its $200 million variable-rate bank note. On November 9, 2000, this facility was replaced with a fixed-rate bank note. The collar and swap instruments expired and were not replaced.

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

     Nuclear Decommissioning Trust: The investments held in NAEC's nuclear decommissioning trust were marked-to-market by $0.1 million as of December 31, 2000, and by $3.2 million as of December 31, 1999, with corresponding offsets to the accumulated provision for depreciation. The amounts adjusted in 2000 and in 1999 represent cumulative net unrealized gains. Cumulative gross unrealized holding losses were immaterial for both 2000 and 1999.

     Long-Term Debt: The fair value of NAEC's fixed-rate security is based upon the quoted market price for that issue or similar issues. The adjustable rate security is assumed to have a fair value equal to its carrying value.

     The carrying amounts of NAEC's financial instruments and the estimated fair values are as follows:

     --------------------------------------------------------------------------
                                                   At December 31, 2000
     --------------------------------------------------------------------------
                                                  Carrying        Fair
     (Million of Dollars)                           Amount        Value
     --------------------------------------------------------------------------
     First mortgage bonds.................         $135.0        $136.8
     --------------------------------------------------------------------------

     --------------------------------------------------------------------------
                                                   At December 31, 1999
     --------------------------------------------------------------------------
                                                  Carrying        Fair
     (Million of Dollars)                           Amount        Value
     --------------------------------------------------------------------------
     First mortgage bonds.................         $205.0        $207.8
     Other long-term debt.................         $200.0        $200.0
     --------------------------------------------------------------------------

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


North Atlantic Energy Corporation
----------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA                    2000         1999          1998          1997          1996
----------------------------------------------------------------------------------------------------------
                                                              (Thousands of Dollars)
Operating Revenues..................     $274,319     $287,369      $276,685     $  192,381    $  162,152

Operating Income....................       44,077       49,728        54,057         57,061        54,889

Net Income..........................       32,493       29,556        29,494         29,953        32,072

Cash Dividends on Common Stock......       42,000       60,000        45,000         25,000        38,000

Total Assets........................      728,964      852,107       945,153      1,014,639     1,017,388

Long-Term Debt (a)..................      135,000      405,000       475,000        495,000       515,000
----------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
QUARTERLY FINANCIAL DATA (Unaudited)
------------------------------------------------------------------------------------------------
                                                      Quarter Ended
------------------------------------------------------------------------------------------------
2000                           March 31        June 30        September 30         December 31
------------------------------------------------------------------------------------------------
                                                  (Thousands of Dollars)
Operating Revenues             $66,276         $66,106           $66,921             $75,016
                               =======         =======           =======             =======

Operating Income               $11,657         $11,185           $10,470             $10,765
                               =======         =======           =======             =======

Net Income                     $ 7,753         $ 8,272           $ 8,063             $ 8,405
                               =======         =======           =======             =======
------------------------------------------------------------------------------------------------
1999
------------------------------------------------------------------------------------------------

Operating Revenues             $70,289         $77,203           $69,779             $70,098
                               =======         =======           =======             =======

Operating Income               $12,475         $12,303           $12,122             $12,828
                               =======         =======           =======             =======

Net Income                     $ 6,461         $ 6,243           $ 6,442             $10,410
                               =======         =======           =======             =======

-----------------------------------------------------------------------------------------
STATISTICS (Unaudited)          2000         1999        1998         1997         1996
-----------------------------------------------------------------------------------------
Gross Electric Utility
  Plant at December 31,
  (Thousands of Dollars)     $756,432     $767,895     $784,113     $811,140     $816,446
                             ========     ========     ========     ========     ========
kWh Sales (Millions) for
  the year ended
  December 31,                  2,850        3,125        3,018        2,859        3,542
                             ========     ========     ========     ========     ========

(a) Includes portion due within one year.
