Form 10-K, Exhibit 13
period 2004-12-31
NORTHEAST UTILITIES; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; CONNECTICUT LIGHT & POWER CO
filed 2005-03-17
CIK 72741, 106170, 315256, 23426

2004 Annual Report

Western Massachusetts Electric Company and Subsidiary

Index

Contents

Page

Management's Discussion and Analysis of Financial

  Condition and Results of Operations

1

Report of Independent Registered Public Accounting Firm

12

Consolidated Balance Sheets

13-14

Consolidated Statements of Income

15

Consolidated Statements of Comprehensive Income

15

Consolidated Statements of Common Stockholder's Equity

16

Consolidated Statements of Cash Flows

17

Notes to Consolidated Financial Statements

18

Consolidated Quarterly Financial Data (Unaudited)

32

Selected Consolidated Financial Data (Unaudited)

32

Consolidated Statistics (Unaudited)

32

Bondholder Information

Back Cover

Management’s Discussion and Analysis

Financial Condition and Business Analysis

Executive Summary

The following items in this executive summary are explained in more detail in this annual report.

Results:

•

Western Massachusetts Electric Company (WMECO or the company) reported earnings of $12.4 million in 2004 compared with earnings of $16.2 million in 2003 and $37.7 million in 2002.

Regulatory Item:

•

On December 29, 2004, the Massachusetts Department of Telecommunications and Energy (DTE) approved a settlement agreement to increase WMECO electricity distribution rates by $6 million annually effective January 1, 2005 and by an additional $3 million annually beginning January 1, 2006.  The settlement also reduced WMECO’s transition charge by approximately $13 million annually.  The lower transition charge will reduce WMECO’s cash flows but not its earnings.

Liquidity:

•

During 2004, WMECO issued $50 million of 30-year fixed-rate notes.  The debt was issued to finance a trust fund which will be used to meet WMECO’s prior spent nuclear fuel liability.

•

WMECO’s capital expenditures totaled $38.6 million in 2004, compared with $33.3 million in 2003 and $26.5 million in 2002.  WMECO projects capital expenditures of approximately $40 million in 2005.

•

WMECO’s net cash flows from operations totaled $49.6 million in 2004, compared with $60.1 million in 2003 and $31 million in 2002.

Overview

WMECO is a wholly owned subsidiary of Northeast Utilities (NU).  NU’s other subsidiaries include Public Service Company of New Hampshire (PSNH), The Connecticut Light and Power Company (CL&P), Yankee Energy System, Inc. (Yankee), North Atlantic Energy Corporation (NAEC), Select Energy, Inc. (Select Energy), Northeast Generation Company (NGC), Northeast Generation Services Company (NGS), and Select Energy Services, Inc. (SESI).

WMECO earned $12.4 million in 2004, compared with $16.2 million in 2003 and $37.7 million in 2002.  WMECO's 2004 earnings were lower due to lower pension income and higher interest and depreciation expense, offset by a 1.6 percent increase in retail sales.

Included in WMECO’s earnings are the results of the transmission business.  Transmission business earnings were $3 million in 2004 as compared to $3.8 million in 2003.  WMECO's revenues for 2004 decreased to $379.2 million from $391.2 million in 2003, primarily due to lower retail and wholesale revenue.

Based on current projections, management expects that the need to invest in regulated infrastructure to meet reliability requirements and customer growth will cause WMECO’s distribution rate base to rise from $214 million in 2004 to nearly $325 million by the end of 2009.

Liquidity

Cash flows from operations decreased by $10.5 million from $60.1 million in 2003 to $49.6 million in 2004.  The decrease is cash flows from operations was primarily the result of a decrease in amortization of regulatory assets offset by the related deferred income tax impact.

Capital expenditures described herein are cash capital expenditures and exclude cost of removal, AFUDC and the capitalized portion of pension income.  WMECO’s capital expenditures totaled $38.6 million in 2004, compared with $33.3 million in 2003 and $26.5 million in 2002.  The increase in capital expenditures was primarily the result of higher distribution capital expenditures, which totaled $32.4 million in 2004, compared with $28.8 million in 2003 and $24 million in 2002.  The company projects capital expenditures of approximately $180 million over the five-year period from 2005 through 2009, including approximately $40 million in 2005.

To maintain a capital structure that includes approximately 55 percent of total debt at WMECO, NU continues to infuse common equity.  NU parent made a total of $6.5 million of common equity contributions to WMECO in 2004.

During 2004, Standard & Poor’s (S&P) reduced the outlook on the WMECO securities it rates to "negative" from "stable."  In February 2005, Moody's Investors Service (Moody's) lowered by two levels the ratings on WMECO.  Moody's lowered WMECO in part because of a lower than expected level of cash flows due to lower amortization expense.  The ratings changes will result in modest increases in future borrowing costs for WMECO on its revolving credit agreement.  The changes are not expected to have a material impact on borrowing costs when WMECO seeks long-term financing to support its capital investment plans.  All ratings of WMECO securities remain investment grade.  As a result, those downgrades had no impact on the company's financial results.

On November 8, 2004, WMECO entered into a 5-year unsecured revolving credit facility, under which WMECO is able to borrow up to $100 million on a short-term basis.  WMECO had $25 million in borrowings outstanding under this credit facility at December 31, 2004.  For more information regarding the revolving credit facility, see Note 2, "Short-Term Debt" to the consolidated financial statements.

On September 23, 2004, WMECO issued $50 million of 30-year senior unsecured notes at a fixed interest rate of 5.9 percent.  Proceeds were used to finance a trust fund, that will be used to meet WMECO's prior spent nuclear fuel liability of $49.3 million at December 31, 2004 which is recorded in long-term debt in the consolidated balance sheets.  At December 31, 2004, the prior spent nuclear fuel trust totaled $49.3 million.

Nuclear Decommissioning and Plant Closure Costs

Connecticut Yankee Atomic Power Company (CYAPC) is currently in litigation with Bechtel Power Company (Bechtel) over the termination of its decommissioning contract.  On June 13, 2003, CYAPC gave notice of the termination of its contract with Bechtel for the decommissioning of its nuclear power plant.  CYAPC terminated the contract due to Bechtel's incomplete and untimely performance and refusal to perform the remaining decommissioning work.  Bechtel has departed the site, and the decommissioning responsibility has been transitioned to CYAPC, which has recommenced the decommissioning process.

CYAPC's estimated decommissioning and plant closure costs for the period 2000 through 2023 have increased by approximately $395 million over the April 2000 estimate of $436 million approved by the Federal Energy Regulatory Commission (FERC) in a 2000 rate case settlement.  The revised estimate reflects increases in the projected cost of spent fuel storage, and increased security and liability and property insurance costs, and the fact that CYAPC is now self-performing all work to complete the decommissioning of the plant due to the termination of the decommissioning contract with Bechtel in July 2003.  WMECO's share of CYAPC's increase in decommissioning and plant closure costs is approximately $38 million.  On July 1, 2004, CYAPC filed with the FERC for recovery of these increased costs.  In the filing, CYAPC sought to increase its annual decommissioning collections from $16.7 million to $93 million for a six-year period beginning on January 1, 2005.  On August 30, 2004, the FERC issued an order accepting the rates, with collection beginning on February 1, 2005 subject to refund, and scheduled hearings for May 2005.  In total, WMECO's estimated remaining decommissioning and plant closure obligation for CYAPC is $59.8 million at December 31, 2004.

On June 10, 2004, the Connecticut Department of Public Utility Control (DPUC) and Office of Consumer Counsel of the state of Connecticut (OCC) filed a petition seeking a declaratory order that CYAPC be allowed to recover all decommissioning costs from its wholesale purchasers, including WMECO, but that such purchasers may not be allowed to recover in their retail rates any costs that the FERC might determine to have been imprudently incurred.  On August 30, 2004, the FERC denied this petition.  On September 29, 2004, the DPUC and OCC asked the FERC to reconsider the petition.  On October 29, 2004, the FERC issued an order granting further consideration regarding the DPUC's and OCC's petition for reconsideration.  No hearing date has been set for this reconsideration.

On February 22, 2005, the DPUC filed testimony with FERC.  In its filed testimony, the DPUC argues that approximately $215 million to $225 million of CYAPC’s requested increase is due to CYAPC’s imprudence in managing the decommissioning project while Bechtel was the contractor.  Therefore, the DPUC recommends a total disallowance of between $225 million to $234 million.  Hearings are scheduled to begin on June 1, 2005.  WMECO’s share of the DPUC’s recommended disallowance is between $21 million to $22 million.

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

Management cannot at this time predict the timing or outcome of the FERC proceeding required for the collection of the increased CYAPC decommissioning costs.  Management believes that the costs have been prudently incurred and will ultimately be recovered from the customers of WMECO.  However, there is a risk that some portion of these increased costs may not be recovered, or will have to be refunded if recovered, as a result of the FERC proceedings.  Management also cannot predict the timing and the outcome of the litigation with Bechtel.

CYAPC, Maine Yankee Atomic Power Company (MYAPC) and Yankee Atomic Electric Company (YAEC) (the Yankee Companies) filed litigation in 1998 charging that the federal government breached contracts it entered into with each company in 1983 under the Nuclear Waste Policy Act of 1982 (the Act).  Under the Act, the United States Department of Energy (DOE) was to begin removing spent nuclear fuel from the nuclear plants of YAEC, MYAPC and CYAPC no later than January 31, 1998 in return for payments by each company into the nuclear waste fund.  No fuel has been collected by the DOE, and spent nuclear fuel is stored on the sites of the Yankee Companies' plants.  YAEC, MYAPC and CYAPC collected the funds for payments into the nuclear waste fund from wholesale utility customers under FERC-approved contract rates.  The wholesale utility customers in turn collect these payments from their retail electric customers.  The Yankee Companies' individual damage claims attributed to the government's breach totaling $548 million are specific to each plant and include incremental storage, security, construction and other costs through 2010, which is the earliest date the DOE projects that it will begin removing nuclear fuel.  The YAEC damage claim is $191 million, the MYAPC claim is $160 million and the CYAPC claim is $197 million.

The DOE trial ended on August 31, 2004, and a verdict has not been reached.  The current Yankee Companies rates do not include an amount for recovery of damages in this matter.  Management can predict neither the outcome of this matter nor its ultimate impact on WMECO.

Business Development and Capital Expenditures

In 2004, WMECO’s capital expenditures totaled $38.6 million, compared with depreciation of $15.1 million.  In 2003 and 2002, capital expenditures totaled $33.3 million and $26.5 million, respectively, compared with depreciation of $14.1 million and $14.4 million, respectively.  In 2005, capital expenditures are projected to total approximately $40 million, compared with projected depreciation of approximately $20 million.  The increasing level of capital expenditures is driven primarily by a need to improve the capacity and reliability of WMECO’s regulated energy delivery system.  That increased level of capital expenditures, compared with depreciation levels, also is increasing the amount of plant in service and WMECO’s earnings base, provided WMECO achieves timely recovery of its investment.

As part of WMECO’s rate settlement approved by the DTE on December 29, 2004, WMECO agreed to invest not less than $24 million in capital expenditures in 2005 and 2006 related to reliability improvements.

Transmission Access and FERC Regulatory Changes

WMECO is a member of the New England  Independent Power Pool (NEPOOL) and, since 1997, has provided regional open access transmission service over its transmission system under the NEPOOL Open Access Transmission Tariff, which is administered by New England Independent System Operator (ISO-NE) and local open access transmission service under the NU Companies Open Access Tariff No. 10, which the NU companies administer.

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

In a separate filing made on November 4, 2003, the New England transmission owning companies requested, consistent with the FERC’s proposed pricing policy for RTOs, that the FERC approve a single Return on Equity (ROE) for regional and local transmission service rates that would consist of a proposed 12.8 percent base ROE as well as incentive adders of 0.5 percent for joining a RTO and 1.0 percent for constructing new transmission facilities approved by the RTO.

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

Regulatory Issues and Rate Matters

Distribution Rate Case Settlement Agreement:  On December 29, 2004, the DTE approved a rate case settlement agreement submitted by WMECO, the Massachusetts Attorney General's Office, the Associated Industries of Massachusetts, and the Low-Income Energy Affordability Network.  The settlement agreement provides for a $6 million increase in WMECO’s distribution rate effective January 1, 2005 and an additional $3 million increase in WMECO's distribution rate effective January 1, 2006, and for a decrease in WMECO’s transition charge by approximately $13 million annually.  The lower transition charge will delay recovery of transition costs and will reduce WMECO’s cash flow but not its earnings as part of the rate case settlement.  WMECO agreed not to file a full rate case with rates effective prior to January 1, 2007.

Transmission:  Wholesale transmission revenues are based on rates and formulas that are approved by the FERC.  Most of WMECO’s wholesale transmission revenues are collected through a combination of the RNS tariff and LNS tariff.  WMECO’s LNS tariff is reset on June 1st of each year to coincide with the change in RNS rates.  Additionally, WMECO’s LNS tariff provides for a true-up to actual costs, which ensures that WMECO recovers its wholesale transmission revenue requirements, including the allowed ROE.  Through December 31, 2004, this true-up has resulted in the recognition of a $0.9 million regulatory liability for refund to WMECO's distribution business.

On June 14, 2004, the transmission segment reached a settlement agreement with the parties to its rate case, which allows WMECO to implement formula-based rates as proposed with an allowed ROE of 11.0 percent.  On September 16, 2004, the FERC approved the settlement agreement.  The retroactive impact of the change in ROE from 11.75 percent to 11.0 percent reduced WMECO’s earnings by $0.1 million in 2004.  Effective February 1, 2005, the 11.0 percent ROE was increased to the aforementioned 12.8 percent ROE.

On February 1, 2005, consistent with its tariff, WMECO implemented an increase to its transmission tariff that is expected to increase 2005 WMECO revenues by approximately $2 million over 2004 transmission revenues.

A significant portion of WMECO’s transmission business revenue is from charges to WMECO’s electric distribution business.  WMECO recovers transmission charges through rates charged to its retail customers.  WMECO has a rate tracking mechanism to track transmission costs charged in distribution rates to the actual amount of transmission charges incurred.

LICAP:  In March 2004, ISO-NE filed a proposal at the FERC to implement locational installed capacity (LICAP) requirements.  LICAP is an administratively determined electric generation asset capacity pricing mechanism intended to provide a revenue stream sufficient to maintain existing generation assets and encourage the construction of new generation assets at levels sufficient to serve peak load, plus a reserve margin and a cushion.  In June 2004, the FERC ordered the creation of five LICAP zones and accepted ISO-NE’s demand curve methodology.  The FERC ordered LICAP to be implemented by January 1, 2006, and set certain issues pertaining to the demand curve for hearings.  Hearings began at the end of February 2005.  A FERC decision is anticipated in the fall of 2005.  Management cannot at this time predict the outcome of this FERC proceeding.  WMECO will incur LICAP charges.  These costs will be recovered from customers.

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

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, assumptions and at times difficult, subjective or complex judgments.  Changes in these estimates, assumptions and judgments, in and of themselves, could materially impact the financial statements of WMECO.  Management communicates to and discusses with NU's Audit Committee of the Board of Trustees all critical accounting policies and estimates.  The following are the accounting policies and estimates that management believes are the most critical in nature.

Presentation:  In accordance with current accounting pronouncements, WMECO's consolidated financial statements include all subsidiaries upon which control is maintained and all variable interest entities (VIE) for which WMECO is the primary beneficiary, as defined.  Determining whether the company is the primary beneficiary of a VIE is subjective and requires management's judgment.  There are certain variables taken into consideration to determine whether the company is considered the primary beneficiary to the VIE.  A change in any one of these variables could require the company to reconsider whether or not it is the primary beneficiary of the VIE.  All intercompany transactions between these subsidiaries are eliminated as part of the consolidation process.

WMECO has less than 50 percent ownership interests in CYAPC, YAEC, MYAPC and two companies that transmit electricity imported from the Hydro-Quebec system.  WMECO does not control these companies and does not consolidate them in its financial statements.  WMECO accounts for the investments in these companies using the equity method.  Under the equity method, WMECO records its ownership share of the earnings or losses at these companies.  Determining whether or not WMECO should apply the equity method of accounting for an investment requires management judgment.

In December 2003, the Financial Accounting Standards Board (FASB) issued a revised version of FIN 46 (FIN 46R).  FIN 46R has resulted in fewer WMECO investments meeting the definition of a VIE.  FIN 46R was effective for WMECO for the first quarter of 2004 and did not have an impact on WMECO's consolidated financial statements.

Revenue Recognition:  WMECO retail revenues are based on rates approved by the DTE.  These regulated rates are applied to customers' use of electricity to calculate a bill.  In general, rates can only be changed through formal proceedings with the DTE.

The determination of the electricity sales to individual customers is based on the reading of meters, which occurs on a systematic basis throughout the month.  Billed revenues are based on these meter readings.  At the end of each month, amounts of electricity delivered to customers since the date of the last meter reading are estimated, and an estimated amount of unbilled revenues is recorded.

WMECO utilizes regulatory commission-approved tracking mechanisms to track the recovery of certain incurred costs.  The tracking mechanisms allow for rates to be changed periodically, with overcollections refunded to customers or undercollections collected from customers in future periods.

Wholesale transmission revenues are based on rates and formulas that are approved by the FERC.  Most of WMECO’s wholesale transmission revenues are collected through a combination of the RNS tariff and WMECO's LNS tariff.  The RNS tariff, which is administered by ISO- NE, recovers the revenue requirements associated with transmission facilities that are deemed by the FERC to be Pool Transmission Facilities.  The LNS

tariff, which was accepted by the FERC on October 22, 2003, provides for the recovery of WMECO’s wholesale transmission revenue requirements, net of revenue credits received from various rate components, including revenues received under the RNS rates.

Unbilled Revenues:  Unbilled revenues represent an estimate of electricity delivered to customers that has not been billed.  Unbilled revenues represent assets on the balance sheet that become accounts receivable in the following month as customers are billed.

The estimate of unbilled revenues is sensitive to numerous factors that can significantly impact the amount of revenues recorded.  Estimating the impact of these factors is complex and requires management's judgment.  The estimate of unbilled revenues is important to WMECO's consolidated financial statements as adjustments to that estimate could significantly impact operating revenues and earnings.

WMECO currently estimates unbilled revenues monthly using the requirements method.  The requirements method utilizes the total monthly volume of electricity or gas delivered to the system and applies a delivery efficiency (DE) factor to reduce the total monthly volume by an estimate of delivery losses in order to calculate total estimated monthly sales to customers.  The total estimated monthly sales amount less total monthly billed sales amount results in a monthly estimate of unbilled sales.  Unbilled revenues are estimated by applying an average rate to the estimate of unbilled sales.  The estimated DE factor can have a significant impact on estimated unbilled revenue amounts.

During 2004 the unbilled sales estimates for WMECO was tested using the cycle method.  The cycle method uses the billed sales from each meter reading cycle and an estimate of unbilled days in each month based on the meter reading schedule.  The cycle method is historically more accurate than the requirements method when used in a mostly weather-neutral month.  The cycle method testing was performed in the second and fourth quarters of 2004, but did not have a material impact on earnings.

During 2003 the cycle method resulted in adjustments to the estimate of unbilled revenues that had a positive after-tax earnings impact of $0.3 million.

Derivative Accounting:  Effective January 1, 2001, WMECO adopted Statement of Financial Accounting Standards (SFAS) No. 133, as amended.

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

Regulatory Accounting:  The accounting policies of WMECO historically reflect the effects of the rate-making process in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation."  The transmission and distribution businesses of WMECO continue to be cost-of-service rate regulated, and management believes the application of SFAS No. 71 to that portion of those businesses continues to be appropriate.  Management must reaffirm this conclusion at each balance sheet date.  If, as a result of a change in circumstances, it is determined that any portion of these companies no longer meets the criteria of regulatory accounting under SFAS No. 71, that portion of the company will have to discontinue regulatory accounting and write-off the respective regulatory assets and liabilities.  Such a write-off could have a material impact on WMECO's consolidated financial statements.

The application of SFAS No. 71 results in recording regulatory assets and liabilities.  Regulatory assets represent the deferral of incurred costs that are probable of future recovery in customer rates.  In some cases, WMECO records regulatory assets before approval for recovery has been received from the DTE.  Management must use judgment to conclude that costs deferred as regulatory assets are probable of future recovery.  Management bases its conclusion on certain factors, including changes in the regulatory environment, recent rate orders issued by the DTE and the status of any potential new legislation.  Regulatory liabilities represent revenues received from customers to fund expected costs that have not yet been incurred or are probable future refunds to customers.

Management uses its best judgment when recording regulatory assets and liabilities; however, the DTE can reach different conclusions about the recovery of costs, and those conclusions could have a material impact on WMECO’s consolidated financial statements.  Management believes it is probable that WMECO will recover the regulatory assets that have been recorded.

Pension and Postretirement Benefits Other Than Pensions (PBOP):  WMECO participates in a uniform noncontributory defined benefit retirement plan (Pension Plan) covering substantially all regular WMECO employees.  WMECO also participates in a postretirement benefit plan (PBOP Plan) to provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees.  For each of these plans, the development of the benefit obligation, fair value of plan assets, funded status and net periodic benefit credit or cost is based on several significant assumptions.  If these assumptions were changed, the resulting change in benefit obligations, fair values of plan assets, funded status and net periodic benefit credits or costs could have a material impact on WMECO's consolidated financial statements.

Results:  Pre-tax periodic pension income for the Pension Plan, excluding curtailments and special termination benefits, totaled $4.6 million, $7.9 million and $12.1 million for the years ended December 31, 2004, 2003 and 2002, respectively.  The pension income amounts exclude one-time items recorded under SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."

As a result of litigation with nineteen former employees, in April 2004, NU was ordered by the court to modify its retirement plan to include special retirement benefits for fifteen of these former employees retroactive to the dates of their retirement and provide increased future monthly benefit payments.  In the third quarter of 2004, NU withdrew its appeal of the court's ruling.  As a result, WMECO recorded $0.3 million in special termination benefits related to this litigation in 2004.

There were no settlements, curtailments or special termination benefits recorded in 2003.

Net SFAS No. 88 items associated with early termination programs and the sale of the Millstone and Seabrook nuclear units totaled $1.2 million in income for the year ended December 31, 2002.  This amount was recorded as a regulatory liability for refund to customers.

The pre-tax net PBOP Plan cost, excluding curtailments and special termination benefits, totaled $3.7 million, $3.5 million and $3.4 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Long-Term Rate of Return Assumptions:  In developing the expected long-term rate of return assumptions, WMECO evaluated input from actuaries and consultants, as well as long-term inflation assumptions and WMECO's historical 20-year compounded return of approximately 11 percent.  WMECO's expected long-term rates of return on assets is based on certain target asset allocation assumptions and expected long-term rates of return.  WMECO believes that 8.75 percent is a reasonable long-term rate of return on Pension Plan and PBOP Plan assets for 2004.  WMECO will continue to evaluate the actuarial assumptions, including the expected rate of return, at least annually, and will adjust the appropriate assumptions as necessary.  The Pension Plan's and PBOP Plan's target asset allocation assumptions and expected long-term rates of return assumptions by asset category are as follows:

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

The actual asset allocations at December 31, 2004 and 2003 approximated these target asset allocations.  WMECO regularly reviews the actual asset allocations and periodically rebalances the investments to the targeted asset allocations when appropriate.  For information regarding actual asset allocations, see Note 4, "Pension Benefits and Postretirement Benefits Other Than Pensions," to the consolidated financial statements.

Actuarial Determination of Income and Expense:  WMECO bases the actuarial determination of Pension Plan and PBOP Plan income/expense on a market-related valuation of assets, which reduces year-to-year volatility.  This market-related valuation calculation recognizes investment gains or losses over a four-year period from the year in which they occur.  Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the fair value of assets.  Since the market-related valuation calculation recognizes gains or losses over a four-year period, the future value of the market-related assets will be impacted as previously deferred gains or losses are recognized.  There will be no impact on the fair value of Pension Plan and PBOP Plan assets.

At December 31, 2004, the Pension Plan had cumulative unrecognized investment gains of $5.9 million, which will decrease pension expense over the next four years.  At December 31, 2004, the Pension Plan also had cumulative unrecognized actuarial losses of $28.8 million, which will increase pension expense over the expected future working lifetime of active Pension Plan participants, or approximately 13 years.  The combined total of unrecognized investment gains and actuarial losses at December 31, 2004 is a net unrecognized loss of $22.9 million.  These gains and losses impact the determination of pension expense and the actuarially determined prepaid pension amount recorded on the consolidated balance sheets but have no impact on expected Pension Plan funding.

At December 31, 2004, the PBOP Plan had cumulative unrecognized investment gains of $4.9 million, which will decrease PBOP Plan expense over the next four years.  At December 31, 2004, the PBOP Plan also had cumulative unrecognized actuarial losses of $15 million, which will increase PBOP Plan expense over the expected future working lifetime of active PBOP Plan participants, or approximately 13 years.  The combined total of unrecognized investment gains and actuarial losses at December 31, 2004 is a net unrecognized loss of $10.1 million.  These gains and losses impact the determination of PBOP Plan cost and the actuarially determined accrued PBOP Plan cost recorded on the consolidated balance sheets.

Discount Rate:  The discount rate that is utilized in determining future pension and PBOP obligations is based on a yield-curve approach where each cash flow related to the Pension or PBOP liability stream is discounted at an interest rate specifically applicable to the timing of the cash flow.  The yield curve is developed from the top quartile of AA rated Moody's Investors Service and Standard and Poor's bonds without callable features outstanding at December 31, 2004.  This process calculates the present values of these cash flows and calculates the equivalent single discount rate that produces the same present value for future cash flows.  The discount rates determined on this basis are 6.00 percent for the Pension Plan and 5.50 percent for the PBOP Plan at December 31, 2004.  Discount rates used at December 31, 2003 were 6.25 percent for the Pension Plan and the PBOP Plan.

Expected Contribution and Forecasted Expense:  Due to the effect of the unrecognized actuarial losses and based on an expected rate of return on Pension Plan assets of 8.75 percent, a discount rate of 6.00 percent and an expected rate of return on PBOP assets of 6.85 percent for health assets, net of tax and 8.75 percent for life assets and non-taxable health assets, a discount rate of 5.50 percent and various other assumptions, WMECO estimates that expected contributions to and forecasted expense for the Pension Plan and PBOP Plan will be as follows (in millions):

	Pension Plan		Postretirement Plan
Year	Expected Contributions	Forecasted Income	Expected Contributions	Forecasted Expense
2005	$ -	$1.9	$4.6	$4.6
2006	$ -	$1.5	$4.3	$4.3
2007	$ -	$3.3	$3.6	$3.6

Future actual pension and postretirement expense will depend on future investment performance, changes in future discount rates and various other factors related to the populations participating in the plans and amounts capitalized.

Sensitivity Analysis:  The following represents the increase/(decrease) to the Pension Plan's and PBOP Plan's reported cost as a result of a change in the following assumptions by 50 basis points (in millions):

	At December 31,
	Pension Plan		Postretirement Plan
Assumption Change	2004	2003	2004	2003
Lower long-term rate of return	$ 1.0	$ 1.1	$0.1	$0.1
Lower discount rate	$ 1.0	$ 0.9	$0.1	$0.1
Lower compensation Increase	$(0.4)	$(0.4)	N/A	N/A

Plan Assets:  The market-related value of the Pension Plan assets has increased from $195.3 million at December 31, 2003 to $209.3 million at December 31, 2004.  The projected benefit obligation (PBO) for the Pension Plan has increased from $143.8 million at December 31, 2003 to $157.6 million at December 31, 2004.  These changes have slightly increased the funded status of the Pension Plan on a PBO basis from an overfunded position of $51.5 million at December 31, 2003 to an overfunded position of $51.7 million at December 31, 2004.  The PBO includes expectations of future employee compensation increases.  The accumulated benefit obligation (ABO) of the Pension Plan was approximately $72 million less than Pension Plan assets at December 31, 2004 and approximately $68 million less than Pension Plan assets at December 31, 2003.  The ABO for the entire NU plan is the obligation for employee service and compensation provided through December 31, 2004.  If the ABO for the entire NU plan exceeds the entire NU plan assets at a future plan measurement date, WMECO will record its share of an additional minimum liability.  WMECO has not made employer contributions since 1991.

The value of PBOP Plan assets has increased from $17.4 million at December 31, 2003 to $19.9 million at December 31, 2004.  The benefit obligation for the PBOP Plan has increased from $35.9 million at December 31, 2003 to $41.2 million at December 31, 2004.  These changes have increased the underfunded status of the PBOP Plan on an accumulated projected benefit obligation basis from $18.5 million at December 31, 2003 to $21.3 million at December 31, 2004.  WMECO has made a contribution each year equal to the PBOP Plan’s postretirement benefit cost, excluding curtailment, settlements and special termination benefits.

Health Care Cost:  The health care cost trend assumption used to project increases in medical costs was 8 percent for 2004 and 9 percent for 2003, decreasing one percentage point per year to an ultimate rate of 5 percent in 2007.  The effect of increasing the health care cost trend by one percentage point would have increased 2004 service and interest cost components of the PBOP Plan cost by $0.1 million in 2004 and $0.1 million in 2003.

Income Taxes:  Income tax expense is calculated each year in each of the jurisdictions in which WMECO operates.  This process involves estimating WMECO's actual current tax exposures as well as assessing temporary differences resulting from differing treatment of items, such as timing of the deduction and expenses for tax and book accounting purposes.  These differences result in deferred tax assets and liabilities, which are included in WMECO's consolidated balance sheets.  Adjustments made to income taxes could significantly affect WMECO's consolidated financial statements.  Management must also assess the likelihood that deferred tax assets will be recovered from future taxable income, and to the extent that recovery is not likely, a valuation allowance must be established.  Significant management judgment is required in determining income tax expenses, deferred tax assets and liabilities and valuation allowances.

WMECO accounts for deferred taxes under SFAS No. 109, "Accounting for Income Taxes."  For temporary differences recorded as deferred tax liabilities that will be recovered in rates in the future, WMECO has established a regulatory asset.  The regulatory asset amounted to $56.7 million and $60.1 million at December 31, 2004 and 2003, respectively.  Regulatory agencies in certain jurisdictions in which WMECO operates require the tax effect of specific temporary differences to be "flowed through" to utility customers.  Flow through treatment means that deferred tax expense is not recorded in the consolidated statements of income.  Instead, the tax effect of the temporary difference impacts both amounts for income tax expense currently included in customers’ rates and the company’s net income.  Flow through treatment can result in effective income tax rates that are significantly different than expected income tax rates.  Recording deferred taxes on flow through items is required by SFAS No. 109, and the offset to the deferred tax amounts is the regulatory asset referred to above.

A reconciliation from expected tax expense at the statutory federal income tax rate to actual tax expense recorded is included in Note 13, "Income Tax Expense," to the consolidated financial statements.

The estimates that are made by management in order to record income tax expense, accrued taxes and deferred taxes are compared each year to the actual tax amounts filed on WMECO’s income tax returns.  The income tax returns were filed in the fall of 2004 for the 2003 tax year, and WMECO recorded differences between income tax expense, accrued taxes and deferred taxes on its consolidated financial statements and the amounts that were on its income tax returns.

Depreciation:  Depreciation expense is calculated based on an asset’s useful life, and judgment is involved when estimating the useful lives of certain assets.  A change in the estimated useful lives of these assets could have a material impact on WMECO's consolidated financial statements absent timely rate relief for WMECO’s assets.

Accounting for Environmental Reserves:  Environmental reserves are accrued using a probabilistic model approach when assessments indicate that it is probable that a liability has been incurred and an amount can be reasonably estimated.  Adjustments made to environmental liabilities could have a significant effect on earnings.  The probabilistic model approach estimates the liability based on the most likely action plan from a variety of available remediation options, ranging from no action to remedies ranging from establishing institutional controls to full site remediation and long-term monitoring.  The probabilistic model approach estimates the liabilities associated with each possible action plan based on findings through various phases of site assessments.  These estimates are based on currently available information from presently enacted state and federal environmental laws and regulations and several cost estimates from outside engineering and remediation contractors.  These amounts also take into consideration prior experience in remediating contaminated sites and data released by the United States Environmental Protection Agency and other organizations.

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

WMECO does not have a recovery mechanism for environmental costs, and changes in WMECO's environmental reserves impact WMECO's earnings.

Capital expenditures related to environmental matters are expected to total approximately $1 million in aggregate for the years 2005 through 2009.

Asset Retirement Obligations:  WMECO adopted SFAS No. 143, "Accounting for Asset Retirement Obligations" on January 1, 2003.  SFAS No. 143 requires that legal obligations associated with the retirement of property, plant and equipment be recorded as a liability on the balance sheet at fair value when incurred and when a reasonable estimate of the fair value can be made.  SFAS No. 143 defines an asset retirement obligation (ARO) as a legal obligation that is required to be settled due to an existing or enacted law, statute, ordinance or a written or oral promise to remove an asset.  AROs may stem from environmental laws, state laws and regulations, easement agreements, building codes, contracts, franchise grants and agreements, oral promises made upon which third parties have relied, or the dismantlement, restoration, or reclamation of properties.

Upon adoption of SFAS No. 143, certain removal obligations were identified that management believes are AROs but either have not been incurred or are not material.  These removal obligations arise in the ordinary course of business or have a low probability of occurring.  The types of obligations primarily relate to transmission and distribution lines and poles, telecommunication towers, transmission cables and certain FERC or state regulatory agency re-licensing issues.  There was no impact to WMECO's earnings upon adoption of SFAS No. 143; however, if there are changes in certain laws and regulations, orders, interpretations or contracts entered into by WMECO there may be future AROs that need to be recorded.

On June 17, 2004, the FASB issued the proposed interpretation, "Accounting for Conditional Asset Retirement Obligations."  The proposed interpretation requires an entity to recognize a liability for the fair value of an ARO that is conditional on a future event if the liability’s fair value can be reasonably estimated and clarifies that there are no circumstances in which a law or regulation obligates an entity to perform retirement activities but then allows the entity to permanently avoid settling the obligation.  If adopted in its current form, there may be an impact to WMECO for AROs that WMECO currently concludes have not been incurred (conditional obligations).  These conditional obligations may include utility poles and asbestos that, if removed or disturbed by construction or demolition, creates a disposal obligation.  Management is in the process of evaluating the impact of the interpretation on WMECO.

Under SFAS No. 71, regulated utilities, including WMECO, currently recover amounts in rates for future costs of removal of plant assets.  Future removals of assets do not represent legal obligations and are not AROs.  Historically, these amounts were included as a component of accumulated depreciation until spent.  At December 31, 2004 and 2003, these amounts totaling $24.1 million and $25 million, respectively, are classified as regulatory liabilities on the accompanying consolidated balance sheets.

Special Purpose Entity:  During 2001, to facilitate the issuance of rate reduction certificates (RRCs) intended to finance certain stranded costs, WMECO established WMECO Funding LLC.  WMECO Funding LLC was created as part of a state-sponsored securitization program.  WMECO Funding LLC is restricted from engaging in non-related activities and is required to operate in a manner intended to reduce the likelihood that it would be included in WMECO's bankruptcy estate if it ever became involved in a bankruptcy proceeding.  WMECO Funding LLC and the securitization amounts are consolidated in the accompanying consolidated financial statements.

For further information regarding the matters in this "Critical Accounting Policies and Estimates" section, see Note 1, "Summary of Significant Accounting Policies," Note 3, "Derivative Instruments," Note 4, "Pension Benefits and Postretirement Benefits Other Than Pensions," Note 13, "Income Tax Expense," and Note 5B, "Commitments and Contingencies - Environmental Matters," to the consolidated financial statements.

Other Matters

Commitments and Contingencies:  For further information regarding other commitments and contingencies, see Note 5, "Commitments and Contingencies," to the consolidated financial statements.

Contractual Obligations and Commercial Commitments:  Information regarding WMECO’s contractual obligations and commercial commitments at December 31, 2004 is summarized through 2009 and thereafter as follows:

(Millions of Dollars)	2005	2006	2007	2008	2009	Thereafter
Notes payable To banks (a)	$25.0	$ -	$ -	$ -	$ -	$ -
Long-term debt (a)	-	-	-	-	-	158.8
Estimated interest payments on existing long-term debt	8.8	8.8	8.8	8.8	8.8	144.5
Operating leases (b)(c)	5.3	5.0	4.6	4.0	2.7	9.4
Required funding of other post- retirement benefit obligations	4.6	4.3	3.6	2.7	1.9	N/A
Long-term contractual arrangements (b)(c)	26.0	24.2	22.4	20.3	20.0	48.6
Totals	$69.7	$42.3	$39.4	$35.8	$33.4	$361.3

(a)  Included in WMECO's debt agreements are usual and customary positive, negative and financial covenants.  Non-compliance with certain covenants, for example the timely payment of principal and interest, may constitute an event of default, which could cause an acceleration of principal in the absence of receipt by the company of a waiver or amendment.  Such acceleration would change the obligations outlined in the table of contractual obligations and commercial commitments.

 (b)  WMECO has no provisions in its operating lease agreements or agreements related to its long-term contractual arrangements that could trigger a change in terms and conditions, such as acceleration of payment obligations.

(c)  Amounts are not included on WMECO’s consolidated balance sheets.

Rate reduction bond amounts are non-recourse to WMECO, have no required payments over the next five years and are not included in this table.  WMECO's standard offer service contracts and default service contracts also are not included in this table.  For further information regarding WMECO’s contractual obligations and commercial commitments, see Note 2, "Short-Term Debt," Note 5D, "Commitments and Contingencies - Long-Term Contractual Arrangements," and Note 8, "Leases," to the consolidated financial statements.

Forward Looking Statements:  This discussion and analysis includes statements concerning WMECO's expectations, plans, objectives, future financial performance and other statements that are not historical facts.  These statements are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  In some cases the reader can identify these forward looking statements by words such as "estimate," "expect," "anticipate," "intend," "plan," "believe," "forecast," "should," "could," and similar expressions.  Forward looking statements involve risks and uncertainties that may cause actual results or outcomes to differ materially from those included in the forward looking statements.  Factors that may cause actual results to differ materially from those included in the forward looking statements include, but are not limited to, actions by state and federal regulatory bodies, competition and industry restructuring, changes in economic conditions, changes in weather patterns, changes in laws, regulations or regulatory policy, expiration or initiation of significant energy supply contracts, changes in levels of capital expenditures, developments in legal or public policy doctrines, technological developments, volatility in electric and natural gas commodity markets, effectiveness of our risk management policies and procedures, changes in accounting standards and financial reporting regulations, fluctuations in the value of electricity positions, changes in the ability to sell electricity positions and close out natural gas positions at anticipated margins, obtaining new contracts at anticipated volumes and margins, terrorist attacks on domestic energy facilities and other presently unknown or unforeseen factors. Other risk factors are detailed from time to time in our reports to the Securities and Exchange Commission (SEC).  Management undertakes no obligation to update the information contained in any forward looking statements to reflect developments or circumstances occurring after the statement is made.

Web site: Additional financial information is available through WMECO's web site at www.wmeco.com.

RESULTS OF OPERATIONS

The following table provides the variances in income statement line items for the consolidated statements of income included in this annual report for the past two years.

Income Statement Variances	2004 over/(under) 2003		2003 over/(under) 2002
(Millions of Dollars)	Amount	Percent	Amount	Percent
Operating Revenues	$(12)	(3)%	$ 22	6%

Operating Expenses:
Fuel, purchased and net interchange power	16	8	18	10
Other operation	1	2	10	20
Maintenance	-	-	1	5
Depreciation	1	7	-	-
Amortization of regulatory assets, net	(28)	(65)	12	39
Amortization of rate reduction bonds	1	7	-	-
Taxes other than income taxes	-	-	1	11
Total operating expenses	(9)	(3)	42	13
Operating income	(3)	(8)	(20)	(34)
Interest expense, net	2	14	(1)	(4)
Other income/(loss), net	(3)	(a)	4	(a)
Income before income tax expense	(8)	(30)	(15)	(36)
Income tax expense	(4)	(39)	6	100
Net income	$ (4)	(24)%	$(21)	(57)%

(a) Percent greater than 100.

Operating Revenues

Operating revenues decreased $12 million in 2004, as compared to the same period in 2003, primarily due to lower retail ($5 million) and wholesale revenue ($6 million).  Retail revenues were lower primarily due to a decrease in the transition charge and retail transmission rates ($26 million) which was partially offset by an increase in standard offer service revenues ($21 million).  Retail sales increased by 1.6 percent.  Wholesale revenues were lower primarily due to a lower number of wholesale transactions.

Operating revenues increased $22 million in 2003, primarily due to higher retail revenues ($17 million) and higher wholesale revenues ($5 million).  Retail revenues were higher primarily due to higher retail sales volumes ($9 million) and an increase in the standard offer service rate resulting from a competitive bid process required by the DTE ($10 million).  Retail sales increased by 2.6 percent.  Wholesale revenues were higher primarily due to higher wholesale sales.

Fuel, Purchased and Net Interchange Power

Fuel, purchased and net interchange power expense increased $16 million primarily due to higher standard offer/default service supply costs.

Fuel, purchased and net interchange power expense increased $18 million in 2003, primarily due to higher standard offer purchases ($10 million) as a result of the retail sales increase and higher standard offer supply costs due to the rebidding of the supply in 2003 and higher wholesale purchases of energy and capacity.

Other Operation

Other operation expenses increased $1 million in 2004 due to higher administrative and general expense ($3 million) primarily due to lower pension income and higher distribution expenses ($1 million), partially offset by lower transmission expenses ($3 million).

Other operation expenses increased $10 million in 2003 due to lower pension income ($7 million) and higher transmission expense ($4 million).

Maintenance

Maintenance expense increased $1 million in 2003 due to higher distribution and transmission expenses.

Depreciation

Depreciation expense increased $1 million in 2004 primarily due to higher utility plant balances.

Amortization of Regulatory Assets, Net

Amortization of regulatory assets, net decreased $28 million in 2004 primarily due to the lower recovery of stranded costs as a result of the decrease in the transition component of retail rates.

Amortization of regulatory assets, net increased $12 million in 2003 primarily due to the higher recovery of stranded costs.

Amortization of Rate Reduction Bonds

Amortization of rate reduction bonds increased $1 million in 2004 due to the repayment of a higher principal amount as compared to 2003.

Taxes Other Than Income Taxes

Taxes other than income taxes increased $1 million in 2003 primarily due to the absence of the benefit of a Connecticut sales tax settlement recognized in 2002.

Interest Expense, Net

Interest expense, net increased $2 million in 2004 primarily due to higher long-term debt levels as a result of the issuance of debt in September 2003 and September 2004.

Interest expense, net decreased $1 million in 2003, primarily due to lower interest on short-term debt from lower interest rates.

Other Income/(Loss), Net

Other income/(loss), net decreased $3 million in 2004 primarily due to the absence of a gain on disposition of property that occurred in 2003 ($2 million) and a decrease in interest and dividend income ($1 million).

Other income/(loss), net increased $4 million in 2003 primarily due to the absence of the 2002 stranded cost reconciliation adjustment ($3 million) and a gain on disposition of property in 2003 ($2 million).

Income Tax Expense

Income tax expense decreased $4 million in 2004, primarily due to lower book taxable income.

Income tax expense increased $6 million in 2003, primarily due to the recognition in 2002 of investment tax credits as a result of the 2002 DTE decision ($13 million), partially offset by lower book taxable income.

Company Report

Management is responsible for the preparation, integrity, and fair presentation of the accompanying consolidated financial statements of Western Massachusetts Electric Company and subsidiary and other sections of this annual report.  These financial statements, which were audited by Deloitte & Touche LLP have been prepared in conformity with accounting principles generally accepted in the United States of America using estimates and judgments, where required, and giving consideration to materiality.

The company has endeavored to establish a control environment that encourages the maintenance of high standards of conduct in all of its business activities.  Management is responsible for maintaining a system of internal controls over financial reporting that is designed to provide reasonable assurance, at an appropriate cost-benefit relationship, to the company’s management and Board of Trustees of Northeast Utilities regarding the preparation of reliable, published financial statements.  The system is supported by an organization of trained management personnel, policies and procedures, and a comprehensive program of internal audits.  Through established programs, the company regularly communicates to its management employees their internal control responsibilities and obtains information regarding compliance with policies prohibiting conflicts of interest and policies segregating information between regulated and unregulated subsidiary companies.  The company has standards of business conduct for all employees, as well as a code of ethics for senior financial officers.

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Western Massachusetts Electric Company:

We have audited the accompanying consolidated balance sheets of Western Massachusetts and subsidiary (a Massachusetts Corporation and a wholly owned subsidiary of Northeast Utilities) (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income, common stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Western Massachusetts Electric Company and subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/

DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Hartford, Connecticut

March 16, 2005

WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

At December 31,	2004	2003

ASSETS

Current Assets:

Cash	$ 1,678	$ 1
Receivables, less provision for uncollectible
accounts of $2,563 in 2004 and $2,551 in 2003	37,909	40,103
Accounts receivable from affiliated companies	11,275	8,533
Unbilled revenues	15,057	10,299
Taxes receivable	4,824	-
Materials and supplies, at average cost	1,488	1,584
Prepayments and other	1,027	1,139
	73,258	61,659

Property, Plant and Equipment:
Electric utility	640,884	612,450
Less: Accumulated depreciation	183,361	177,803
	457,523	434,647
Construction work in progress	11,361	13,124
	468,884	447,771

Deferred Debits and Other Assets:
Regulatory assets	231,561	268,180
Prepaid pension	79,706	75,386
Prior spent nuclear fuel trust, at fair value	49,296	-
Other	20,535	19,081
	381,098	362,647

Total Assets	$ 923,240	$ 872,077

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

At December 31,	2004	2003

LIABILITIES AND CAPITALIZATION

Current Liabilities:
Notes payable to banks	$ 25,000	$ 10,000
Notes payable to affiliated companies	15,900	31,400
Accounts payable	12,860	10,173
Accounts payable to affiliated companies	20,965	22,302
Accrued taxes	544	765
Accrued interest	3,515	2,544
Other	10,491	10,784
	89,275	87,968

Rate Reduction Bonds	122,489	132,960

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes	220,705	215,548
Accumulated deferred investment tax credits	2,990	3,326
Deferred contractual obligations	76,965	86,937
Regulatory liabilities	24,814	27,776
Other	13,846	8,357
	339,320	341,944
Capitalization:
Long-Term Debt	207,684	157,202

Common Stockholder's Equity:
Common stock, $25 par value - authorized
1,072,471 shares; 434,653 shares outstanding
in 2004 and 2003	10,866	10,866
Capital surplus, paid in	76,103	69,544
Retained earnings	77,565	71,677
Accumulated other comprehensive loss	(62)	(84)
Common Stockholder's Equity	164,472	152,003
Total Capitalization	372,156	309,205

Commitments and Contingencies (Note 5)

Total Liabilities and Capitalization	$ 923,240	$ 872,077

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,	2004	2003	2002
	(Thousands of Dollars)

Operating Revenues	$ 379,229	$ 391,178	$ 369,487

Operating Expenses:
Operation -
Fuel, purchased and net interchange power	214,966	198,985	181,485
Other	60,092	59,020	49,039
Maintenance	15,375	15,289	14,499
Depreciation	15,066	14,104	14,381
Amortization of regulatory assets, net	15,421	43,538	31,249
Amortization of rate reduction bonds	10,526	9,847	9,385
Taxes other than income taxes	12,195	11,844	10,688
Total operating expenses	343,641	352,627	310,726
Operating Income	35,588	38,551	58,761

Interest Expense:
Interest on long-term debt	6,655	3,860	2,942
Interest on rate reduction bonds	8,332	8,994	9,587
Other interest	782	965	1,857
Interest expense, net	15,769	13,819	14,386
Other (Loss)/Income, Net	(259)	3,167	(850)
Income Before Income Tax Expense	19,560	27,899	43,525
Income Tax Expense	7,187	11,687	5,843
Net Income	$ 12,373	$ 16,212	$ 37,682

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Net Income	$ 12,373	$ 16,212	$ 37,682
Other comprehensive income/(loss), net of tax:
Unrealized gains/(losses) on securities	41	37	(110)
Minimum supplemental executive retirement
pension liability adjustments	(19)	(27)	(43)
Other comprehensive income/(loss), net of tax	22	10	(153)
Comprehensive Income	$ 12,395	$ 16,222	$ 37,529

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

	Common Stock

	Shares	Amount	Capital Surplus, Paid In	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total
		(Thousands of Dollars, except share information)
Balance at January 1, 2002	509,696	$ 12,742	$ 82,224	$ 55,422	$ 59	$ 150,447

Net income for 2002				37,682		37,682
Cash dividends on common stock				(16,009)		(16,009)
Repurchase of common stock	(75,043)	(1,876)	(12,123)			(13,999)
Capital stock expenses, net			131			131
Allocation of benefits - ESOP			(520)	381		(139)
Other comprehensive loss					(153)	(153)
Balance at December 31, 2002	434,653	10,866	69,712	77,476	(94)	157,960

Net income for 2003				16,212		16,212
Cash dividends on common stock				(22,011)		(22,011)
Allocation of benefits - ESOP			(168)			(168)
Other comprehensive income					10	10
Balance at December 31, 2003	434,653	10,866	69,544	71,677	(84)	152,003

Net income for 2004				12,373		12,373
Cash dividends on common stock				(6,485)		(6,485)
Capital contribution from NU parent			6,500			6,500
Tax deduction for stock options exercised and Employee
Stock Purchase Plan disqualifying dispositions			155			155
Allocation of benefits - ESOP			(96)			(96)
Other comprehensive income					22	22
Balance at December 31, 2004	434,653	$ 10,866	$ 76,103	$ 77,565	$ (62)	$ 164,472

The accompanying notes are an integral part of these consolidated financial statements,.

WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2004	2003	2002
	(Thousands of Dollars)

Operating Activities:
Net income	$ 12,373	$ 16,212	$ 37,682
Adjustments to reconcile to net cash flows
provided by operating activities:
Bad debt expense	4,246	4,107	2,755
Depreciation	15,066	14,104	14,381
Deferred income taxes and investment tax credits, net	4,211	(16,158)	(27,873)
Amortization of regulatory assets, net	15,421	43,538	31,249
Amortization of rate reduction bonds	10,526	9,847	9,385
Amortization of recoverable energy costs	597	598	(529)
Pension income	(2,662)	(4,770)	(7,890)
Regulatory overrecoveries	6,907	4,422	24,984
Other sources of cash	9,070	9,516	19,870
Other uses of cash	(13,826)	(24,545)	(55,370)
Changes in current assets and liabilities:
Receivables and unbilled revenues, net	(9,552)	(5,541)	(1,556)
Materials and supplies	96	237	(365)
Other current assets	(4,712)	331	74
Accounts payable	1,350	8,527	(13,989)
Accrued taxes	(221)	(3,569)	643
Other current liabilities	740	3,264	(2,425)
Net cash flows provided by operating activities	49,630	60,120	31,026

Investing Activities:
Investments in plant	(38,592)	(33,296)	(26,534)
Investment in prior spent nuclear fuel trust	(49,296)	-	-
Other investment activities	948	1,377	937
Net cash flows used in investing activities	(86,940)	(31,919)	(25,597)

Financing Activities:
Issuance of long-term debt	50,000	55,000	-
Repurchase of common shares	-	-	(13,999)
Retirement of rate reduction bonds	(10,471)	(9,782)	(9,575)
Increase/(decrease) in short-term debt	15,000	3,000	(43,000)
NU Money Pool (lending)/borrowing	(15,500)	(54,500)	76,700
Capital contribution from Northeast Utilities	6,500	-	-
Cash dividends on common stock	(6,485)	(22,011)	(16,009)
Other financing activities	(57)	(30)	(22)
Net cash flows provided by/(used in) financing activities	38,987	(28,323)	(5,905)
Net increase/(decrease) in cash	1,677	(122)	(476)
Cash - beginning of period	1	123	599
Cash - end of period	$ 1,678	$ 1	$ 123

Supplemental Cash Flow Information:
Cash paid during the year for:
Interest, net of amounts capitalized	$ 15,020	$ 13,560	$ 14,934
Income taxes	$ 13,523	$ 31,807	$ 32,522

The accompanying notes are an integral part of these consolidated financial statements.

Notes To Consolidated Financial Statements

1.   Summary of Significant Accounting Policies

A.

About Western Massachusetts Electric Company

Western Massachusetts Electric Company (WMECO or the company) is a wholly owned subsidiary of Northeast Utilities (NU).  WMECO is registered with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934.  NU is registered with the SEC as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act), and NU, including WMECO, is subject to the provisions of the 1935 Act.  Arrangements among WMECO, other NU companies, outside agencies, and other utilities covering interconnections, interchange of electric power and sales of utility property, are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC.  WMECO is subject to further regulation for rates, accounting and other matters by the FERC and the Massachusetts Department of Telecommunications and Energy (DTE).  WMECO, The Connecticut Light and Power Company (CL&P) and Public Service Company of New Hampshire (PSNH), furnish franchised retail electric service in Massachusetts, Connecticut and New Hampshire, respectively.  WMECO’s results include the operations of its distribution and transmission segments.

Several wholly owned subsidiaries of NU provide support services for NU’s companies, including WMECO.  Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, engineering, financial, information technology, legal, operational, planning, purchasing, and other services to NU’s companies.

WMECO's purchases from affiliate Select Energy, Inc. (Select Energy), another NU subsidiary, for standard offer and default service and for other transactions with Select Energy represented $108.5 million, $143 million and $14 million for the years ended December 31, 2004, 2003 and 2002, respectively.

B.

Presentation

The consolidated financial statements of WMECO include the accounts of its subsidiary WMECO Funding LLC.  Intercompany transactions have been eliminated in consolidation.

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

Certain reclassifications of prior year’s data have been made to conform with the current year’s presentation.  See Note 15, "Reclassification of Previously Issued Financial Statements," for the effects of the reclassifications.

C.

New Accounting Standards

Accounting for the Effect of Medicare Changes on Postretirement Benefits Other Than Pension (PBOP): On December 8, 2003, the President of the United States signed into law a bill that expands Medicare, primarily by adding a prescription drug benefit and by adding a federal subsidy to qualifying plan sponsors of retiree health care benefit plans.  WMECO chose to reflect the impact on December 31, 2003 reported amounts with no impact on 2003 expenses, assets, or liabilities.

On May 19, 2004, the Financial Accounting Standards Board (FASB) issued Staff Position (FSP) No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," to provide guidance on accounting for the effects of the aforementioned Medicare expansion.  This FSP concludes that the effects of the federal subsidy should be considered an actuarial gain and treated like similar gains and losses and requires certain disclosures for employers that sponsor postretirement health care plans that provide prescription drug benefits which are included in this annual report.  The accounting treatment under FSP No. FAS 106-2 is consistent with WMECO's accounting treatment at December 31, 2003 and reduced the projected benefit obligation by $0.5 million and $2.3 million in 2004 and 2003, respectively.

Consolidation of Variable Interest Entities:  In December 2003, the FASB issued a revised version of FASB Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities," (FIN 46R).  FIN 46R resulted in fewer WMECO investments meeting the definition of a variable interest entity (VIE).  FIN 46R was effective for WMECO for the first quarter of 2004 and did not have an impact on WMECO's consolidated financial statements.

D.

Guarantees

At December 31, 2004, NU had outstanding guarantees on behalf of WMECO in the amount of $2.5 million.  WMECO had no outstanding guarantees to unaffiliated entities.

E.

Revenues

WMECO retail revenues are based on rates approved by the DTE.  These regulated rates are applied to customers' use of energy to calculate a bill.  In general, rates can only be changed through formal proceedings with the DTE.

WMECO utilizes regulatory commission-approved tracking mechanisms to track the recovery of certain incurred costs.  The tracking mechanisms allow for rates to be changed periodically, with overcollections refunded to customers or undercollections collected from customers in future periods.

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

WMECO estimates unbilled revenues using the requirements method.  The requirements method utilizes the total monthly volume of electricity delivered to the system and applies a delivery efficiency (DE) factor to reduce the total monthly volume by an estimate of delivery losses in order to calculate total estimated monthly sales to customers.  The total estimated monthly sales amount less the total monthly billed sales amount results in a monthly estimate of unbilled sales.  Unbilled revenues are estimated by first allocating sales to the respective rate classes, then applying an average rate to the estimate of unbilled sales.  The estimated DE factor can have a significant impact on estimated unbilled revenue amounts.

In accordance with management's policy of testing the estimate of unbilled revenues twice each year using the cycle method of estimating unbilled revenues, testing was performed in the second and fourth quarters of 2004, but did not have a material impact on earnings.  The cycle method uses the billed sales from each meter reading cycle and an estimate of unbilled days in each month based on the meter reading schedule.  The cycle method is more accurate than the requirements method when used in a mostly weather-neutral month.

During 2003, the cycle method resulted in adjustments to the estimate of unbilled revenues that had a net positive after-tax earnings impact of approximately $0.3 million.

Transmission Revenues:  Wholesale transmission revenues are based on rates and formulas that are approved by the FERC.  Most of WMECO's wholesale transmission revenues are collected through a combination of the New England Regional Network Service (RNS) tariff and NU's Local Network Service (LNS) tariff.  The RNS tariff, which is administered by the New England Independent System Operator, recovers the revenue requirements associated with transmission facilities that are deemed by the FERC to be regional facilities.  The regional rate is reset on June 1st of each year.  The LNS tariff provides for the recovery of WMECO’s wholesale transmission revenue requirements, net of revenues received from other sources, including those revenues received under RNS rates.  WMECO’s LNS tariff is also reset on June 1st of each year to coincide with the change in RNS rates.  Additionally, WMECO’s LNS tariff provides for a true-up to actual costs which ensures that WMECO recovers its wholesale transmission revenue requirements, including an allowed Return on Equity (ROE).

A significant portion of WMECO's transmission businesses' revenue is from charges to WMECO's distribution business.  This business recovers these charges through rates charged to its retail customers.  WMECO has a rate tracking mechanism to track transmission costs charged in distribution rates to the actual amount of transmission charges incurred.

F.

Derivative Accounting

Statement of Financial Accounting Standards (SFAS) Nos. 133 and 149:  In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amended SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."  SFAS No. 149 incorporated interpretations that were included in previous Derivative Implementation Group (DIG) guidance, clarified certain conditions, and amended other existing pronouncements.  It was effective for contracts entered into or modified after June 30, 2003.  Management has determined that the adoption of SFAS No. 149 did not change WMECO's accounting for contracts.

G.

Regulatory Accounting

The accounting policies of WMECO conform to accounting principles generally accepted in the United States of America applicable to rate-regulated enterprises and historically reflect the effects of the rate-making process in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation."

The transmission and distribution business of WMECO continue to be cost-of-service rate regulated.  Management believes the application of SFAS No. 71 to that portion of those businesses continues to be appropriate.  Management also believes it is probable that WMECO will recover its investments in long-lived assets, including regulatory assets.  In addition, all material net regulatory assets are earning an equity return, except for securitized regulatory assets, which are not supported by equity.

Regulatory Assets:  The components of WMECO’s regulatory assets are as follows:

	At December 31,
(Millions of Dollars)	2004	2003
Recoverable nuclear costs	$ 22.3	$ 32.7
Securitized assets	121.5	132.1
Income taxes, net	56.7	60.1
Unrecovered contractual obligations	77.0	86.9
Recoverable energy costs	3.1	3.7
Rate cap deferral	(50.7)	(57.1)
Other	1.7	9.8
Totals	$231.6	$268.2

Recoverable Nuclear Costs:  In March 2001, WMECO sold its ownership interest in the Millstone nuclear units (Millstone).  The gain on this sale of approximately $119.8 million was used to offset recoverable nuclear costs.  These unamortized recoverable nuclear costs amounted to $6.1 million at December 31, 2003 and were fully recovered at December 31, 2004.  Also included in recoverable nuclear costs for 2004 and 2003 are $22.3 million and $32.7 million, respectively, primarily related to Millstone 1 recoverable nuclear costs associated with the undepreciated plant and related assets at the time Millstone 1 was shutdown.

Securitized Assets:  In May 2001, WMECO issued $155 million in rate reduction certificates and used the majority of the proceeds from that issuance to buyout an Independent Power Producer (IPP) contract.  The remaining WMECO securitized asset balance is $121.5 million and $132 million at December 31, 2004 and 2003, respectively.

Securitized assets are being recovered over the amortization period of their associated rate reduction certificates.  All outstanding rate reduction certificates of WMECO are scheduled to fully amortize by June 1, 2013.

Income Taxes, Net:  The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of taxable income) is accounted for in accordance with the rate-making treatment of the DTE and SFAS No. 109.  Differences in income taxes between SFAS No. 109 and the rate-making treatment of the DTE are recorded as regulatory assets.  For further information regarding income taxes, see Note 1H, "Summary of Significant Accounting Policies - Income Taxes," and Note 13, "Income Tax Expense," to the consolidated financial statements.

Unrecovered Contractual Obligations: WMECO, under the terms of contracts with the Connecticut Yankee Atomic Power Company (CYAPC), Maine Yankee Atomic Power Company (MYAPC) and Yankee Atomic Energy Company (YAEC), (the Yankee Companies), is responsible for its proportionate share of the remaining costs of the units, including decommissioning.  These amounts are recorded as unrecovered contractual obligations.  See Note 5E, "Deferred Contractual Obligations" for additional information.

Recoverable Energy Costs:  Under the Energy Policy Act of 1992 (Energy Act), WMECO was assessed for its proportionate shares of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (DOE) (D&D Assessment).  The Energy Act requires that regulators treat D&D Assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates like any other fuel cost.  WMECO no longer owns nuclear generation but continues to recover these costs through rates.  At December 31, 2004 and 2003, WMECO’s total D&D Assessment deferrals were $3.1 million and $3.7 million, respectively, and have been recorded as recoverable energy costs.

The majority of the recoverable energy costs are currently recovered in rates from WMECO's customers.

Rate Cap Deferral:  The rate cap deferral allows WMECO to recover stranded costs.  These amounts represent the cumulative excess of transition cost revenues over transition cost expenses.

Regulatory Liabilities:  WMECO had $24.8 million and $27.8 million of regulatory liabilities at December 31, 2004 and 2003, respectively.  These amounts are comprised of the following:

At December 31,
(Millions of Dollars)	2004	2003
Cost of removal	$24.1	$25.0
Other regulatory liabilities	0.7	2.8
Totals	$24.8	$27.8

Under SFAS No. 71, WMECO currently recovers amounts in rates for future costs of removal of plant assets.  Historically, these amounts were included as a component of accumulated depreciation until spent.  These amounts are classified as regulatory liabilities on the accompanying consolidated balance sheets in accordance with SFAS No. 143 "Accounting for Asset Retirement Obligations."

H.

Income Taxes

The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of taxable income) is accounted for in accordance with the rate-making treatment of DTE and SFAS No. 109.

The tax effects of temporary differences that give rise to the current and long-term net accumulated deferred tax obligations are as follows:

	At December 31,
(Millions of Dollars)	2004	2003
Deferred tax liabilities - current:
Property tax accruals	$ 2.0	$ 2.0
Total deferred tax liabilities - current	2.0	2.0
Deferred tax assets - current:
Allowance for uncollectible accounts	1.0	1.0
Total deferred tax assets - current	1.0	1.0
Net deferred tax liabilities - current	1.0	1.0
Deferred tax liabilities - long-term:
Accelerated depreciation and other plant-related differences	105.8	87.6
Employee benefits	31.3	30.3
Securitized costs	46.2	48.9
Income tax gross-up	23.7	24.3
Other	53.1	50.7
Total deferred tax liabilities - long-term	260.1	241.8
Deferred tax assets - long-term:
Regulatory deferrals	35.1	17.3
Employee benefits	1.4	1.5
Income tax gross-up	1.4	0.2
Other	1.5	7.3
Total deferred tax assets - long-term	39.4	26.3
Net deferred tax liabilities - long-term	220.7	215.5
Net deferred tax liabilities	$221.7	$216.5

NU and its subsidiaries, including WMECO, file a consolidated federal income tax return.  Likewise NU and its subsidiaries, including WMECO, file state income tax returns, with some filing in more than one state.  NU and its subsidiaries, including WMECO, are parties to a tax allocation agreement under which taxable subsidiaries pay no more taxes than they would have otherwise paid had they filed a stand-alone tax return.  Subsidiaries generating tax losses are similarly paid for their losses when utilized.

I.

Depreciation

The provision for depreciation on utility assets is calculated using the straight-line method based on estimated remaining useful lives of depreciable plant-in-service, which range primarily from 15 years to 60 years, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency where applicable.  Depreciation rates are applied to plant-in-service from the time they are placed in service.  When plant is retired from service, the original cost of the plant, including costs of removal less salvage, is charged to the accumulated provision for depreciation.  Cost of removal is classified as a regulatory liability.  The depreciation rates for the several classes of electric utility plant-in-service are equivalent to a composite rate of 2.5 percent in 2004, 2.4 percent in 2003, and 2.3 percent in 2002.

J.

Jointly Owned Electric Utility Plant

At December 31, 2004, WMECO owns common stock in the Yankee Companies.  WMECO’s ownership interests in the Yankee Companies at December 31, 2004 and 2003, which are accounted for on the equity method are 9.5 percent of CYAPC, 7 percent of YAEC and 3 percent of MYAPC.  In 2003, WMECO sold its 2.6 percent ownership interest in Vermont Yankee Nuclear Power Corporation (VYNPC).  WMECO’s total equity investment in the Yankee Companies at December 31, 2004 and 2003, was $5.2 million and $5.9 million, respectively.  Earnings related to these equity investments are included in other income/(loss) on the accompanying consolidated statements of income.  For further information, see Note 1N, "Other Income/(Loss)," to the consolidated financial statements.  Each of the remaining Yankee Companies owns a single nuclear generating plant which is being decommissioned.

WMECO owns 9.5 percent of the common stock of CYAPC with a carrying value of $4.1 million at December 31, 2004.  CYAPC is involved in litigation over the termination of the decommissioning contract with Bechtel Power Corporation (Bechtel).  Management believes that this litigation has not impaired the value of its investment in CYAPC at December 31, 2004 but will continue to evaluate the impact of the litigation on NU's investment.  For further information regarding the Bechtel litigation, see Note 5E, "Commitments and Contingencies - Deferred Contractual Obligations," to the consolidated financial statements.

K.

Allowance for Funds Used During Construction

The allowance for funds used during construction (AFUDC) is a non-cash item that is included in the cost of WMECO plant and represents the cost of borrowed and equity funds used to finance construction.  The portion of AFUDC attributable to borrowed funds is recorded as a reduction of other interest expense and the cost of equity funds is recorded as other income on the consolidated statements of income as follows:

For the Years Ended December 31,
(Millions of Dollars, except percentages)	2004	2003	2002
Borrowed funds	$0.2	$0.1	$0.3
Equity funds	-	-	-
Totals	$0.2	$0.1	$0.3
Average AFUDC rates	2.2%	1.7%	3.0%

The average AFUDC rate is based on a FERC-prescribed formula that develops an average rate using the cost of the company's short-term financings as well as the company's capitalization (preferred stock, long-term debt and common equity).  The average rate is applied to eligible construction work in progress amounts to calculate AFUDC.

L.

Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations."  This statement requires that legal obligations associated with the retirement of property, plant and equipment be recognized as a liability at fair value when incurred and when a reasonable estimate of the fair value of the liability can be made.  SFAS No. 143 was effective on January 1, 2003, for WMECO.  Management has completed its review process for potential asset retirement obligations (ARO) and has not identified any material AROs that have been incurred.  However, management has identified certain removal obligations that arise in the ordinary course of business or have a low probability of occurring.  These types of obligations primarily relate to transmission and distribution lines and poles, telecommunication towers, transmission cables and certain FERC or state regulatory agency re-licensing issues.  These obligations are AROs that have not been incurred or are not material in nature.

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

If adopted in its current form, there may be an impact to WMECO for AROs that WMECO currently concludes have not been incurred (conditional obligations).  These conditional obligations may include utility poles and asbestos that, if removed or disturbed by construction or demolition, creates a disposal obligation.  Management is in the process of evaluating the impact of the interpretation on WMECO.  The interpretation is scheduled to be issued in the first quarter of 2005 and would be effective for WMECO no later than December 31, 2005.

A portion of WMECO’s rates is intended to recover the cost of removal of certain utility assets.  The amounts recovered do not represent AROs and are recorded as regulatory liabilities.  At December 31, 2004 and 2003, cost of removal was $24.1 million and $25 million, respectively.

M.

Materials and Supplies

Materials and supplies include materials purchased primarily for construction, operation and maintenance (O&M) purposes.  Materials and supplies are valued at the lower of average cost or market.

N.

Other Income/(Loss)

The pre-tax components of WMECO’s other income/(loss) items are as follows:

For the Years Ended December 31,
(Millions of Dollars)	2004	2003	2002
Other Income:
Investment income	$ 0.4	$ 1.8	$ 1.9
Conservation load management incentive	0.9	0.8	0.7
Gain on sale of property	0.2	2.0	0.3
Other	1.0	1.1	0.2
Total Other Income	2.5	5.7	3.1
Other Loss:
Charitable donations	(0.3)	(0.3)	(0.3)
Costs not recoverable from regulated customers	(0.6)	(0.9)	(0.2)
Other	(1.9)	(1.3)	(3.5)
Total Other Loss	(2.8)	(2.5)	(4.0)
Totals	$ (0.3)	$ 3.2	$ (0.9)

Investment income includes equity in earnings of regional nuclear generating companies of $0.2 million in 2004, $0.5 million in 2003 and $1.6 million in 2002.  Equity in earnings relates to WMECO’s investment in the Yankee Companies.

None of the other amounts in either other income - other or other loss - other are individually significant.

O.

Marketable Securities

WMECO currently maintains a trust that holds marketable securities.  The trust is used to fund WMECO's prior spent nuclear fuel liability.  WMECO's marketable securities are classified as available-for-sale, as defined by SFAS No. 115, "Accounting for Certain Investments and Debt and Equity Securities."  Unrealized gains and losses are reported as a component of accumulated other comprehensive income in the consolidated statements of shareholders' equity.  Realized gains and losses are included in other income/(loss), in the consolidated statements of income.

For information regarding marketable securities, see Note 7, "Marketable Securities," to the consolidated financial statements.

P.

Provision for Uncollectible Accounts

WMECO maintains a provision for uncollectible accounts to record its receivables at an estimated net realizable value.  This provision is determined based upon a variety of factors, including applying an estimated uncollectible account percentage to each receivables aging category, historical collection and write-off experience and management's assessment of individual customer collectibility.  Management reviews at least quarterly the collectibility of the receivables, and if circumstances change, collectibility estimates are adjusted accordingly.  Receivable balances are written-off against the provision for uncollectible accounts when these balances are deemed to be uncollectible.

2.   Short-Term Debt

Limits:  The amount of short-term borrowings that may be incurred by WMECO is subject to periodic approval by the SEC under the 1935 Act or the DTE.  On June 30, 2004, the SEC granted authorization allowing WMECO to incur total short-term borrowings up to a maximum of $200 million through June 30, 2007.  The SEC also granted authorization for borrowing through the Northeast Utilities System Money Pool (Pool).

Credit Agreement:  On November 8, 2004, WMECO entered into a 5-year unsecured revolving credit facility under which WMECO can borrow up to $100 million.  Unless extended, the credit facility will expire on November 6, 2009.  At December 31, 2004 and 2003, there were $25 million and $10 million, respectively, in borrowings under these credit facilities.

Under the aforementioned credit agreement, WMECO may borrow at fixed or variable rates plus an applicable margin based upon certain debt ratings, as rated by the lower of Standard and Poor’s or Moody’s Investors Service.  The weighted average interest rates on WMECO’s notes payable to banks outstanding on December 31, 2004 and 2003 were 4.3 percent and 1.9 percent, respectively.

Under the credit agreement, WMECO must comply with certain financial and non-financial covenants as are customarily included in such agreements, including but not limited to, consolidated debt ratios and interest coverage ratios.  The most restrictive financial covenant is the interest coverage ratio.  WMECO currently is and expects to remain in compliance with these covenants.  Amounts outstanding under these credit facilities are classified as current liabilities as notes payable to banks on the accompanying consolidated balance sheets as management anticipates that all borrowings under these credit facilities will be outstanding for no more than 364 days at any one time.

Pool:  WMECO is a member of the Pool.  The Pool provides a more efficient use of the cash resources of NU and reduces outside short-term borrowings.  NUSCO administers the Pool as agent for the member companies.  Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent.  NU parent may lend to the Pool but may not borrow.  Funds may be withdrawn from or repaid to the Pool at any time without prior notice.  Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate.  Borrowings based on loans from NU parent, however, bear interest at NU parent’s cost and must be repaid based upon the terms of NU parent’s original borrowing.  At December 31, 2004 and 2003, WMECO had borrowings of $15.9 million and $31.4 million from the Pool, respectively.  The interest rate on borrowings from the Pool at December 31, 2004 and 2003 was 2.24 percent and 1 percent, respectively.

3.   Derivative Instruments

Contracts that are derivatives but do not meet the definition of a cash flow hedge and cannot be designated as being used for normal purchases or normal sales are also recorded at fair value with changes in fair value included in earnings.  For those contracts that meet the definition of a derivative and meet the cash flow hedge requirements, the changes in the fair value of the effective portion of those contracts are generally recognized in accumulated other comprehensive income until the underlying transactions occur.  For contracts that meet the definition of a derivative but do not meet the hedging requirements, and for the ineffective portion of contracts that meet the cash flow hedge requirements, the changes in fair value of those contracts are recognized currently in earnings.  Derivative contracts designated as fair value hedges and the item they are hedging are both recorded at fair value on the consolidated balance sheets.  Derivative contracts that are entered into as a normal purchase or sale and will result in physical delivery, and are documented as such, are recognized in revenue and expense when such deliveries occur.  WMECO had no derivative contracts at December 31, 2004 or 2003 that required fair value accounting.

4.   Pension Benefits and Postretirement Benefits Other Than Pensions

Pension Benefits: WMECO participates in a uniform noncontributory defined benefit retirement plan (Pension Plan) covering substantially all regular NU employees.  Benefits are based on years of service and the employees’ highest eligible compensation during 60 consecutive months of employment.  Pre-tax pension income was $4.6 million in 2004, $7.9 million in 2003, and $12.1 million in 2002.  These amounts exclude pension settlements, curtailments and net special termination expenses of $0.3 million in 2004 and income of $1.2 million in 2002.  WMECO uses a December 31 measurement date for the Pension Plan.  Pension income attributable to earnings is as follows:

	For the Years Ended December 31,
(Millions of Dollars)	2004	2003	2002
Pension income before settlements, curtailments and special termination benefits	$(4.6)	$(7.9)	$(12.1)
Net pension income capitalized as utility plant	1.7	3.1	4.2
Net pension income before settlements, curtailments and special termination benefits	(2.9)	(4.8)	(7.9)
Settlements, curtailments and special termination benefits reflected in earnings	0.3	-	-
Total pension income included in earnings	$(2.6)	$(4.8)	$ (7.9)

Pension Settlements, Curtailments and Special Termination Benefits:

As a result of litigation with nineteen former employees, in April 2004, NU was ordered by the court to modify its retirement plan to include special retirement benefits for fifteen of these former employees retroactive to the dates of their retirement and increased future monthly benefit payments.  In the third quarter of 2004, NU withdrew its appeal of the court's ruling.  As a result, WMECO recorded $0.3 million in special termination benefits expense related to this litigation in 2004.

There were no settlements, curtailments or special termination benefits in 2003 or in 2002 that impacted earnings.

In conjunction with the divestiture of its generation assets, WMECO recorded $1.2 million in curtailment income in 2002, all of which was recorded as a regulatory liability and did not impact earnings.

Market-Related Value of Pension Plan Assets:  WMECO bases the actuarial determination of pension plan income or expense on a market-related valuation of assets, which reduces year-to-year volatility.  This market-related valuation calculation recognizes investment gains or losses over a four-year period from the year in which they occur.  Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the fair value of assets.  Since the market-related valuation calculation recognizes gains or losses over a four-year period, the future value of the market-related assets will be impacted as previously deferred gains or losses are recognized.

Postretirement Benefits Other Than Pensions (PBOP):  WMECO also provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees (PBOP Plan).  These benefits are available for employees retiring from WMECO who have met specified service requirements.  For current employees and certain retirees, the total benefit is limited to two times the 1993 per retiree health care cost.  These costs are charged to expense over the estimated work life of the employee.  WMECO uses a December 31 measurement date for the PBOP Plan.

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

Based on the current PBOP Plan provisions, WMECO’s actuaries believe that WMECO will qualify for this federal subsidy because the actuarial value of WMECO’s PBOP Plan is estimated to be 60 percent greater than that of the standard Medicare benefit.  WMECO will directly benefit from the federal subsidy for retirees who retired before 1991.  For other retirees, management does not believe that WMECO will benefit from the subsidy because WMECO’s cost support for these retirees is capped at a fixed dollar commitment.

Based on the most recent actuarial valuation as of January 1, 2004, the impact of the Medicare program has been revised from a $2.3 million decrease in the PBOP benefit obligation at December 31, 2003 to $2.8 million at January 1, 2004.  The total $2.8 million decrease consists of $2.2 million as a direct result of the subsidy for certain non-capped retirees and $0.6 million related to changes in participation assumptions for capped retirees and future retirees as a result of the subsidy.  The total $2.8 million decrease is currently being amortized as a reduction to PBOP expense over approximately 13 years.  For the year ended December 31, 2004, this reduction in PBOP expense totaled approximately $0.4 million, including amortization of the actuarial gain of $0.2 million and a reduction in interest cost and service cost based on a lower PBOP benefit obligation of $0.2 million.

PBOP Settlements, Curtailments and Special Termination Benefits:   There were no settlements, curtailments or special termination benefits in 2004, 2003 and 2002.

The following table represents information on the plans’ benefit obligation, fair value of plan assets, and the respective plans’ funded status:

	At December 31,
	Pension Benefits		Postretirement Benefits
(Millions of Dollars)	2004	2003	2004	2003
Change in benefit obligation
Benefit obligation at beginning of year	$(143.8)	$(133.6)	$(35.9)	$(36.6)
Service cost	(2.9)	(2.5)	(0.5)	(0.4)
Interest cost	(8.8)	(8.7)	(2.3)	(2.4)
Medicare prescription drug benefit impact	N/A	N/A	-	2.3
Transfers	1.1	0.5	-	-
Actuarial loss	(11.5)	(7.6)	(5.4)	(1.5)
Benefits paid - excluding lump sum payments	8.4	8.1	2.9	2.7
Benefits paid - lump sum payments	0.2	-	-	-
Special Termination Benefits	(0.3)	-	-	-
Benefit obligation at end of year	$(157.6)	$(143.8)	$(41.2)	$(35.9)
Change in plan assets
Fair value of plan assets at beginning of year	$ 195.3	$ 162.4	$ 17.4	$ 13.3
Actual return on plan assets	23.7	41.5	1.7	3.4
Employer contribution	-	-	3.7	3.4
Transfers	(1.1)	(0.5)	-	-
Benefits paid - excluding lump sum payments	(8.4)	(8.1)	(2.9)	(2.7)
Benefits paid - lump sum payments	(0.2)	-	-	-
Fair value of plan assets at end of year	$209.3	$ 195.3	$ 19.9	$ 17.4
Funded status at December 31	$ 51.7	$ 51.5	$(21.3)	$(18.5)
Unrecognized transition (asset)/obligation	-	(0.2)	11.2	12.4
Unrecognized prior service cost	5.1	5.7	-	-
Unrecognized net loss	22.9	18.4	10.1	6.1
Prepaid benefit cost	$ 79.7	$ 75.4	$ -	$ -

The ABO for the Pension Plan was $137.7 million and $127.2 million at December 31, 2004 and 2003, respectively.

The following actuarial assumptions were used in calculating the plans’ year end funded status:

	At December 31,
	Pension Benefits		Pension Benefits
	2004	2003	2004	2003
Discount rate	6.00%	6.25%	5.50%	6.25%
Compensation/progression rate	4.00%	3.75%	N/A	N/A
Health care cost trend rate	N/A	N/A	8.00%	9.00%

The components of net periodic (income)/expense are as follows:

	For the Years Ended December 31,
	Pension Benefits			Postretirement Benefits
(Millions of Dollars)	2004	2003	2002	2004	2003	2002
Service cost	$ 2.9	$ 2.5	$ 2.2	$0.5	$ 0.4	$ 0.4
Interest cost	8.8	8.7	8.7	2.3	2.4	2.6
Expected return on plan assets	(17.6)	(18.2)	(19.9)	(1.3)	(1.3)	(1.3)
Amortization of unrecognized net transition (asset)/obligation	(0.2)	(0.2)	(0.2)	1.4	1.4	1.5
Amortization of prior service cost	0.7	0.7	0.7	-	-	-
Amortization of actuarial gain/(loss)	0.8	(1.4)	(3.6)	-	-	-
Other amortization, net	-	-	-	0.8	0.6	0.2
Net periodic (income)/expense - before settlements, curtailments and special termination benefits	(4.6)	(7.9)	(12.1)	3.7	3.5	3.4
Curtailment income	-	-	(1.2)	-	-	-
Special termination benefits expense	0.3	-	-	-	-	-
Total - settlements, curtailments and special termination benefits	0.3	-	(1.2)	-	-	-
Total - net periodic (income)/expense	$ (4.3)	$ (7.9)	$(13.3)	$3.7	$ 3.5	$ 3.4

For calculating pension and postretirement benefit income and expense amounts, the following assumptions were used:

	For the Years Ended December 31,
Statements of Income	Pension Benefits			Postretirement Benefits
	2004	2003	2002	2004	2003	2002
Discount rate	6.25%	6.75%	7.25%	6.25%	6.75%	7.25%
Expected long-term rate of return	8.75%	8.75%	9.25%	N/A	N/A	N/A
Compensation/progression rate	3.75%	4.00%	4.25%	N/A	N/A	N/A
Expected long-term rate of return -
Health assets, net of tax	N/A	N/A	N/A	6.85%	6.85%	7.25%
Life assets and non-taxable health assets	N/A	N/A	N/A	8.75%	8.75%	9.25%

The following table represents the PBOP assumed health care cost trend rate for the next year and the assumed ultimate trend rate:

Year Following December 31,
	2004	2003
Health care cost trend rate assumed for next year	7.00%	8.00%
Rate to which health care cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2007	2007

The annual per capita cost of covered health care benefits was assumed to decrease by one percentage point each year through 2007.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.  The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

	One Percentage Point Decrease	One Percentage Point Decrease
Effect on total service and interest cost components	$0.1	$(0.1)
Effect on postretirement benefit obligation	$1.3	$(1.1)

WMECO's investment strategy for its Pension Plan and PBOP Plan is to maximize the long-term rate of return on those plans' assets within an acceptable level of risk.  The investment strategy establishes target allocations, which are regularly reviewed and periodically rebalanced.  WMECO's expected long-term rates of return on Pension Plan assets and PBOP Plan assets are based on these target asset allocation assumptions and related expected long-term rates of return.  In developing its expected long-term rate of return assumptions for the Pension Plan and the PBOP Plan, WMECO also evaluated input from actuaries and consultants as well as long-term inflation assumptions and WMECO's historical 20-year compounded return of approximately 11 percent.  The Pension Plan's and PBOP Plan's target asset allocation assumptions and expected long-term rate of return assumptions by asset category are as follows:

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

Estimated Future Benefit Payments:  The following benefit payments, which reflect expected future service, are expected to be paid for the pension and PBOP plans:

Year	Pension Benefits	Postretirement Benefits	Government Subsidy
2005	$8.6	$3.6	$ -
2006	8.8	3.7	0.3
2007	9.1	3.7	0.3
2008	9.4	3.7	0.3
2009	9.7	3.6	0.3
2010-2014	53.8	17.1	1.2

Government subsidy represents amounts expected to be received from the federal government for the new Medicare prescriptions drug benefit under the PBOP Plan.

Contributions:  WMECO does not expect to make any contributions to the Pension Plan in 2005 and expects to make $4.6 million in contributions to the PBOP Plan in 2005.

Currently, WMECO’s policy is to annually fund an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and Internal Revenue Code.

Postretirement health plan assets for non-union employees is subject to federal income taxes.

5.   Commitments and Contingencies

A.

Regulatory Developments and Rate Matters

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

B.

Environmental Matters

General:  WMECO is subject to environmental laws and regulations intended to mitigate or remove the effect of past operations and improve or maintain the quality of the environment.  These laws and regulations require the removal or the remedy of the effect on the environment of the disposal or release of certain specified hazardous substances at current and former operating sites.  As such, WMECO has an active environmental auditing and training program and believes that it is substantially in compliance with all enacted laws and regulations.

Environmental reserves are accrued using a probabilistic model approach when assessments indicate that it is probable that a liability has been incurred and an amount can be reasonably estimated.  The probabilistic model approach estimates the liability based on the most likely action plan from a variety of available remediation options, ranging from no action to several different remedies ranging from establishing institutional controls to full site remediation and monitoring.

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

The amounts recorded as environmental liabilities on the consolidated balance sheets represent management’s best estimate of the liability for environmental costs and takes into consideration site assessment and remediation costs.  Based on currently available information for estimated site assessment and remediation costs at December 31, 2004 and 2003, WMECO had $0.6 million and $0.7 million, respectively, recorded as environmental reserves.  A reconciliation of the total amount reserved at December 31, 2004 and 2003 is as follows:

(Millions of Dollars)	For the Years Ended December 31,
	2004	2003
Balance at beginning of year	$0.7	$0.8
Additions and adjustments	0.3	0.3
Payments	(0.4)	(0.4)
Balance at end of year	$0.6	$0.7

WMECO currently has nine sites included in the environmental reserve.  Of those nine sites, seven sites are in the remediation or long-term monitoring phase and two sites have had site assessments completed.

For one site that is included in the company's liability for environmental costs, the information known and nature of the remediation options at that site allows an estimate of the range of losses to be made.  This site is a manufactured gas plant (MGP) site.  At December 31, 2004, $0.1 million has been accrued as a liability for this site, which represents management's best estimate of the liability for environmental costs.  This amount differs from an estimated range of loss from zero to $9.1 million as management utilizes the probabilistic model approach to make its estimate of the liability for environmental costs.

These liabilities are estimated on an undiscounted basis and do not assume that any amounts are recoverable from insurance companies or other third parties.  The environmental reserve includes sites at different stages of discovery and remediation and does not include any unasserted claims.

At December 31, 2004, there is one site for which there are unasserted claims; however, any related remediation costs are not probable or estimable at this time.  WMECO's environmental liability also takes into account recurring costs of managing hazardous substances and pollutants, mandated expenditures to remediate previously contaminated sites and any other infrequent and non-recurring clean up costs.

MGP Sites:  MGP sites are sites that manufactured gas from coal and produced certain byproducts that may pose risk to human health and the environment.  At December 31, 2004 and 2003, $0.3 million and $0.1 million, respectively, represent amounts for the site assessment and remediation of MGPs.  WMECO currently has three MGP sites included in its environmental liability.  Of the three MGP sites, one is currently undergoing remediation efforts with the other two MGP sites in the site assessment stage.

CERCLA Matters:  The Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA) and its’ amendments or state equivalents impose joint and several strict liabilities, regardless of fault, upon generators of hazardous substances resulting in removal and remediation costs and environmental damages.  Liabilities under these laws can be material and in some instances may be imposed without regard to fault or for past acts that may have been lawful at the time they occurred.  WMECO has one superfund site under CERCLA for which it has been notified that it is a potentially responsible party (PRP).  For sites where there are other PRPs and WMECO is not managing the site assessment and remediation, the liability accrued represents WMECO's estimate of what it will need to pay to settle its obligations with respect to the site.

It is possible that new information or future developments could require a reassessment of the potential exposure to related environmental matters.  As this information becomes available management will continue to assess the potential exposure and adjust the reserves as necessary.

Rate Recovery:  WMECO does not have a regulatory mechanism to recover environmental costs from its customers, and changes in WMECO's environmental reserves impact WMECO's earnings.

C.

Spent Nuclear Fuel Disposal Costs

Under the Nuclear Waste Policy Act of 1982, WMECO must pay the DOE for the disposal of spent nuclear fuel and high-level radioactive waste.  The United States Department of Energy (DOE) is responsible for the selection and development of repositories for, and the disposal of, spent nuclear fuel and high-level radioactive waste.  For nuclear fuel used to generate electricity prior to April 7, 1983 (Prior Period Fuel), an accrual has been recorded for the full liability, and payment must be made prior to the first delivery of spent fuel to the DOE.  Until such payment is made, the outstanding balance will continue to accrue interest at the 3-month treasury bill yield rate.  At December 31, 2004 and 2003, fees due to the DOE for the disposal of Prior Period Fuel were $49.3 million and $48.7 million, respectively, including interest costs of $33.7 million and $33.1 million, respectively.

D.

Long-Term Contractual Arrangements

VYNPC:  Previously under the terms of its agreement, WMECO paid its ownership (or entitlement) shares of costs, which included depreciation, O&M expenses, taxes, the estimated cost of decommissioning, and a return on invested capital to VYNPC and recorded these costs as purchased-power expenses.  On July 31, 2002, VYNPC consummated the sale of its nuclear generating unit to a subsidiary of Entergy Corporation (Entergy) for approximately $180 million.  Under the terms of the sale, WMECO will continue to buy approximately 2.5 percent of the plant's output through March 2012 at a range of fixed prices.  The total cost of purchases under contracts with VYNPC amounted to $4.2 million in 2004, $4.6 million in 2003, and $4.3 million in 2002.

Electricity Procurement Contracts:  WMECO has entered into various arrangements for the purchase of electricity.  The total cost of purchases under these arrangements amounted to $2.2 million in 2004, $2.8 million in 2003 and $2.5 million in 2002.  These amounts relate to IPP contracts and do not include contractual commitments related to WMECO's standard offer and default service.

Hydro-Quebec:  Along with other New England utilities, WMECO has entered into agreements to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada.  WMECO is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M expenses and capital costs of those facilities.  The total cost of these agreements amounted to $2.7 million in 2004, $2.9 million in 2003 and $3 million in 2002.

Yankee Companies FERC-Approved Billings:  WMECO has significant decommissioning and plant closure cost obligations to the Yankee Companies.  Each plant has been shut down and is undergoing decommissioning.  The Yankee Companies collect decommissioning and closure costs through wholesale, FERC-approved rates charged under power purchase agreements with several New England utilities, including WMECO.  These companies in turn pass these costs on to their customers through state regulatory commission-approved retail rates.  YAEC and MYAPC received FERC approval to collect all presently estimated decommissioning costs.  The table of estimated future annual costs below includes the decommissioning and closure costs for YAEC, MYAPC and CYAPC.

Estimated Future Annual Costs:  The estimated future annual costs of WMECO’s significant long-term contractual arrangements are as follows:

(Millions of Dollars)	2005	2006	2007	2008	2009	Thereafter
VYNPC	$ 4.2	$ 4.5	$ 4.3	$ 4.4	$ 4.7	$10.4
Electricity procurement contracts	2.3	2.3	2.3	2.3	2.3	2.3
Hydro-Quebec	2.9	2.8	2.6	2.3	2.3	25.3
Yankee Companies FERC- approved billings	16.6	14.6	13.2	11.3	10.7	10.6
Totals	$26.0	$24.2	$22.4	$20.3	$20.0	$48.6

E.

Deferred Contractual Obligations

CYAPC's estimated decommissioning and plant closure costs for the period 2000 through 2023 have increased by approximately $395 million over the April 2000 estimate of $436 million approved by the FERC in a 2000 rate case settlement.  The revised estimate reflects the increases in the projected costs of spent fuel storage, and increased security and liability and property insurance costs, and the fact that CYAPC is now self-performing all work to complete the decommissioning of the plant due to the termination of the decommissioning contract with Bechtel in July 2003.  WMECO's share of CYAPC's increase in decommissioning and plant closure costs is approximately $38 million.  On July 1, 2004, CYAPC filed with the FERC for recovery of these increased costs.  In the filing, CYAPC sought to increase its annual decommissioning collections from $16.7 million to $93 million for a six-year period beginning on January 1, 2005.  On August 30, 2004, the FERC issued an order accepting the rates, with collection beginning on February 1, 2005, subject to refund, and scheduled hearings for May 2005.  In total, WMECO's estimated remaining decommissioning and plant closure obligation for CYAPC is $59.8 million at December 31, 2004.

On June 10, 2004, the Connecticut Department of Public Utility Control (DPUC) and Office of Consumer Counsel of the state of Connecticut (OCC) filed a petition seeking a declaratory order that CYAPC be allowed to recover all decommissioning costs from its wholesale purchasers, including CL&P, PSNH and WMECO, but that such purchasers may not be allowed to recover in their retail rates any costs that the FERC might determine to have been imprudently incurred.  On August 30, 2004, the FERC denied this petition.  On September 29, 2004, the DPUC and OCC asked the FERC to reconsider the petition.  On October 29, 2004, the FERC issued an order granting further consideration regarding the DPUC's and OCC's petition for reconsideration.  No hearing date has been set for this reconsideration.

On February 22, 2005, the DPUC filed testimony with FERC.  In its filed testimony, the DPUC argues that approximately $215 million to $225 million of CYAPC’s requested increase is due to CYAPC’s imprudence in managing the decommissioning project while Bechtel was the contractor.  Therefore, the DPUC recommends a total disallowance of between $225 million to $234 million.  Hearings are scheduled to begin on June 1, 2005.  WMECO’s share of the DPUC’s recommended disallowance is between $21 million to $22 million.

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

Management cannot at this time predict the timing or outcome of the FERC proceeding required for the collection of the increased CYAPC decommissioning costs.  Management believes that the costs have been prudently incurred and will ultimately be recovered from the customers of CL&P, PSNH and WMECO.  However, there is a risk that some portion of these increased costs may not be recovered, or will have to be refunded if recovered, as a result of the FERC proceedings.  WMECO also cannot predict the timing and the outcome of the litigation with Bechtel.

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

The DOE trial ended on August 31, 2004 and a verdict has not been reached.  The current Yankee Companies' rates do not include an amount for recovery of damages in this matter.  Management can predict neither the outcome of this matter nor its ultimate impact on WMECO.

6.   Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

Prior Spent Nuclear Fuel Trust:  During 2004, WMECO established a trust to fund the amounts due to the DOE for its prior spent nuclear fuel obligation.  These investments having a cost basis of $49.5 million were recorded at their fair market value at December 31, 2004 of $49.3 million.  For further information regarding these investments, see Note 7, "Marketable Securities," to the consolidated financial statements.

Long-Term Debt and Rate Reduction Bonds:  The fair value of WMECO’s fixed-rate securities is based upon the quoted market price for those issues or similar issues.  Adjustable rate securities are assumed to have a fair value equal to their carrying value.  The carrying amounts of WMECO’s financial instruments and the estimated fair values are as follows:

	At December 31, 2004
(Millions of Dollars)	Carrying Amount	Fair Value
Long-term debt -
Other long-term debt	$208.1	$211.7
Rate reduction bonds	122.5	134.3

	At December 31, 2003
(Millions of Dollars)	Carrying Amount	Fair Value
Long-term debt -
Other long-term debt	$157.5	$159.9
Rate reduction bonds	133.0	145.9

Other long-term debt includes $49.3 million and $48.7 million of fees and interest due for spent nuclear fuel disposal costs at December 31, 2004 and 2003, respectively.

Other Financial Instruments:  The carrying value of financial instruments included in current assets and current liabilities, approximates their fair value.

7.   Marketable Securities

The following is a summary of WMECO's prior spent nuclear fuel trust:

	At December 31,
	2004	2003
(Millions of Dollars)
WMECO prior spent nuclear fuel trust	$49.3	$-
Totals	$49.3	$-

At December 31, 2004	Amortized Cost	Pre-Tax Gross Unrealized Gains	Pre-Tax Gross Unrealized Losses	Estimated Fair Value
Fixed income securities	$49.5	$-	$(0.2)	$49.3
Totals	$49.5	$-	$(0.2)	$49.3

At December 31, 2004 and 2003 WMECO has evaluated the securities in an unrealized loss position and has determined that none of the related unrealized losses are deemed to be other-than-temporary in nature.

WMECO utilizes the average cost basis method for the WMECO prior spent nuclear fuel trust to compute the realized gains and losses on the sale of available-for-sale securities.  There were no realized gains or losses for the year ended December 31, 2004.

Proceeds from the sale of these securities totaled $5.2 million for the year ended December 31, 2004.

At December 31, 2004, the contractual maturities of the available-for-sale securities are as follows (in millions):

	Amortized Cost	Estimated Fair Value
Less than one year	$18.2	$18.2
One to five years	16.3	16.1
Six to ten years	1.0	1.0
Greater than ten years	14.0	14.0
Total	$49.5	$49.3

For further information regarding marketable securities, see Note 1O, "Summary of Significant Accounting Policies - Marketable Securities" to the consolidated financial statements.

8.   Leases

WMECO has entered into lease agreements for the use of data processing and office equipment, vehicles, and office space.  The provisions of these lease agreements generally provide for renewal options.  Certain lease agreements contain contingent lease payments.  The contingent lease payments are based on various factors, such as, the commercial paper rate plus a credit spread or the consumer price index.

Capital lease rental payments charged to operating expense was zero in 2004, 2003 and 2002.  Interest included in capital lease rental payments was zero in 2004, 2003 and 2002.  Operating lease rental payments charged to expense were $3.5 million in 2004, $3.1 million in 2003, and $2.8 million in 2002.

Future minimum rental payments excluding executory costs, such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable operating leases, at December 31, 2004 are as follows:

(Millions of Dollars)	Operating Leases
2005	$ 5.3
2006	5.0
2007	4.6
2008	4.0
2009	2.7
Thereafter	9.4
Future minimum lease payments	$31.0

9.   Dividend Restrictions

The Federal Power Act and the 1935 Act limit the payment of dividends by WMECO to its retained earnings balance.

The unsecured revolving credit agreement also limits dividend payments subject to the requirements that WMECO’s total debt to total capitalization ratio does not exceed 65 percent.

At December 31, 2004, retained earnings available for payment of dividends is restricted to $37 million.

10. Accumulated Other Comprehensive Income/(Loss)

The accumulated balance for each other comprehensive income/(loss) item is as follows:

(Millions of Dollars)	December 31, 2003	Current Period Change	December 31, 2004
Minimum supplemental executive retirement pension liability adjustments	$(0.1)	$ -	$(0.1)
Accumulated other comprehensive income	$(0.1)	$ -	$(0.1)

(Millions of Dollars)	December 31, 2002	Current Period Change	December 31, 2003
Minimum supplemental executive retirement pension liability adjustments	$(0.1)	$ -	$(0.1)
Accumulated other comprehensive income	$(0.1)	$ -	$(0.1)

The changes in the components of other comprehensive income/(loss) are reported net of the following income tax effects:

(Millions of Dollars)	2004	2003	2002
Unrealized gains on securities	$ -	$ -	$0.1
Minimum supplemental executive retirement pension liability adjustments	$ -	$ -	-
Accumulated other comprehensive income	$ -	$ -	$0.1

11.  Nuclear Generation Asset Divestiture

VYNPC:  On July 31, 2002, VYNPC consummated the sale of its nuclear generating plant to a subsidiary of Entergy for approximately $180 million.  As part of the sale, Entergy assumed responsibility for decommissioning VYNPC's nuclear generating unit.  In 2003, WMECO sold its 2.6 percent ownership interest in VYNPC.  WMECO will continue to buy approximately 2.5 percent of the plant's output through March 2012 at a range of fixed prices.

12.  Long Term Debt

Details of long-term debt outstanding are as follows:

At December 31,	2004	2003
	(Millions of Dollars)
Pollution Control Notes:
Tax Exempt 1993 Series A, 5.85% due 2028	$53.8	$ 53.8
Other:
Taxable Senior Series A, 5.00% due 2013	55.0	55.0
Taxable Senior Series B, 5.90% due 2034	50.0	-
Total Pollution Control Notes and Other	158.8	108.8
Fees and interest due for spent nuclear fuel disposal costs	49.3	48.7
Total pollution control notes and fees and interest for spent nuclear fuel disposal costs	208.1	157.5
Less amounts due within one year	-	-
Unamortized premium and discount, net	(0.4)	(0.3)
Long-term debt	$207.7	$157.2

There are no cash sinking fund requirements or debt maturities for the years 2005 through 2009.

13.  Income Tax Expense

The components of the federal and state income tax provisions were charged/(credited) to operations as follows:

For the Years Ended December 31,	2004	2003	2002
	(Millions of Dollars)
Current income taxes:
Federal	$1.4	$23.4	$27.9
State	1.6	4.4	5.8
Total current	3.0	27.8	33.7
Deferred income taxes, net:
Federal	10.8	(13.5)	(14.3)
State	(6.2)	(2.3)	-
Total deferred	4.6	(15.8)	(14.3)
Investment tax credits, net	(0.4)	(0.3)	(13.5)
Total income tax expense	$7.2	$11.7	$ 5.9

A reconciliation between income tax expense and the expected tax expense at the statutory rate is as follows:

For the Years Ended December 31,	2004	2003	2002
	(Millions of Dollars)
Expected federal income tax	$6.8	$ 9.8	$15.2
Tax effect of differences:
Depreciation	0.8	0.6	0.5
Investment tax credit amortization	(0.4)	(0.3)	(13.5)
State income taxes, net of federal benefit	0.8	1.4	3.8
Parent company loss	(0.5)	-	-
Other, net	(0.3)	0.2	(0.1)
Total income tax expense	$7.2	$11.7	$ 5.9

14.  Segment Information

Segment information related to the distribution and transmission business for WMECO for the year ended December 31, 2004, 2003 and 2002 is as follows:

For the Year Ended December 31, 2004
(Millions of Dollars)	Distribution	Transmission	Totals
Operating revenues	$363.5	$15.7	$379.2
Depreciation and amortization	(39.2)	(1.8)	(41.0)
Other operating expenses	(295.1)	(7.5)	(302.6)
Operating income	29.2	6.4	35.6
Interest expense, net of AFUDC	(14.4)	(1.4)	(15.8)
Interest income	0.5	-	0.5
Other income, net	(0.7)	-	(0.7)
Income tax expense	(5.2)	(2.0)	(7.2)
Net income	$9.4	$3.0	$ 12.4
Total assets (1)	$922.7	-	$922.7
Cash flows for total investments in plant	$ 32.4	$ 6.2	$ 38.6

For the Year Ended December 31, 2003
(Millions of Dollars)	Distribution	Transmission	Totals
Operating revenues	$376.0	$15.2	$391.2
Depreciation and amortization	(65.7)	(1.8)	(67.5)
Other operating expenses	(278.8)	(6.3)	(285.1)
Operating income	31.5	7.1	38.6
Interest expense, net of AFUDC	(12.0)	(0.5)	(12.5)
Interest income	1.3	-	1.3
Other income (loss), net	0.7	(0.1)	0.6
Income tax expense	(9.1)	(2.7)	(11.8)
Net income	$ 12.4	$3.8	$ 16.2
Total assets (1)	$872.1	-	$872.1
Cash flows for total investments in plant	$ 28.8	$ 4.5	$ 33.3

(1)  Information for segmenting total assets between distribution and transmission is not available at December 31, 2004 or December 31, 2003.

For the Year Ended December 31, 2002
(Millions of Dollars)	Distribution	Transmission	Totals
Operating revenues	$353.2	$16.3	$369.5
Depreciation and Amortization	(53.3)	(1.7)	(55.0)
Other operating expenses	(250.8)	(4.9)	(255.7)
Operating income	49.1	9.7	58.8
Interest expense, net of AFUDC	(14.4)	(0.1)	(14.5)
Interest income	-	-	-
Other income (loss), net	(0.9)	0.2	(0.7)
Income tax expense	(6.0)	0.1	(5.9)
Net income	$ 27.8	$ 9.9	$ 37.7
Cash flows for total investments in plant	$ 24.0	$ 2.5	$ 26.5

15.  Reclassification of Previously Issued Financial Statements

Certain reclassifications of prior years’ data have been made to conform with the current year’s presentation.  These reclassifications are summarized in the following tables (in thousands):

	At December 31, 2003
	Previously Reported	As Reclassified
Accounts receivable from affiliated companies	$ 20	$ 8,533
Accounts payable to affiliated companies	13,789	22,302
Other current liabilities	9,785	10,784
Accumulated deferred income taxes	216,547	215,548

Reclassifications to income statement amounts are as follows:

For Year Ended December 31, 2003
	Previously Reported	As Reclassified
Amortization of regulatory assets, net	$41,695	$43,538
Income tax expense	13,530	11,687

For Year Ended December 31, 2002
	Previously Reported	As Reclassified
Amortization of regulatory assets, net	$30,327	$31,249
Income tax expense	6,765	5,843

Consolidated Quarterly Financial Data (Unaudited)
(Thousands of Dollars)	Quarter Ended (a)
2004	March 31,	June 30,	September 30,	December 31,
Operating Revenues	$97,922	$92,056	$94,238	$95,013
Operating Income	$10,047	$10,569	$6,156	$8,816
Net Income	$3,546	$3,580	$1,537	$3,710
2003
Operating Revenues	$104,786	$89,665	$103,365	$93,362
Operating Income	$ 13,520	$ 7,814	$ 11,131	$ 6,086
Net Income	$ 6,068	$ 2,586	$ 5,195	$ 2,363

Selected Consolidated Financial Data (Unaudited)
(Thousands of Dollars)	2004	2003	2002	2001	2000
Operating Revenues	$379,229	$391,178	$369,487	$478,869	$ 513,678
Net Income	12,373	16,212	37,682	14,968	35,268
Cash Dividends on Common Stock	6,485	22,011	16,009	22,000	12,002
Net Property, Plant and Equipment (b)	468,884	447,771	406,209	396,399	360,591
Total Assets (c)	923,240	872,077	853,646	852,662	1,047,818
Rate Reduction Bonds	122,489	132,960	142,742	152,317	-
Long-Term Debt (d)	207,684	157,202	101,991	101,170	199,425
Preferred Stock Not Subject to Mandatory Redemption	-	-	-	-	20,000
Preferred Stock Subject to Mandatory Redemption (d)	-	-	-	-	16,500
Obligations Under Capital Leases (d)	-	57	87	110	26,921

Consolidated Statistics (Unaudited)
	2004	2003	2002	2001	2000
Revenues: (Thousands)
Residential	$167,275	$165,871	$158,060	$174,899	$148,735
Commercial	128,425	133,122	127,030	157,722	135,703
Industrial	62,347	63,990	60,782	83,752	79,886
Other Utilities	8,646	14,347	9,354	38,893	123,874
Streetlighting and Railroads	4,782	4,817	5,071	5,306	5,106
Miscellaneous	7,754	9,031	9,190	18,297	20,374
Total	$379,229	$391,178	$369,487	$478,869	$513,678
Sales: (kWh - Millions)
Residential	1,546	1,521	1,459	1,389	1,382
Commercial	1,583	1,567	1,523	1,495	1,465
Industrial	935	909	912	940	1,010
Other Utilities	169	255	180	864	3,396
Streetlighting and Railroads	25	26	28	24	25
Total	4,258	4,278	4,102	4,712	7,278
Customers: (Average)
Residential	185,083	185,202	183,662	182,688	181,316
Commercial	18,917	18,838	18,516	15,996	15,593
Industrial	892	897	910	808	801
Other	695	693	672	674	662
Total	205,587	205,630	203,760	200,166	198,372
Average Annual Use Per Residential Customer (kWh)	8,353	8,214	7,921	7,476	7,371
Average Annual Bill Per Residential Customer	$903.79	$895.33	$857.84	$941.23	$793.12
Average Revenue Per kWh:
Residential	10.82¢	10.90¢	10.83¢	12.59¢	10.76¢
Commercial	8.10	8.50	8.34	10.55	9.26
Industrial	6.67	7.04	6.66	8.91	7.91

(a)

Certain reclassifications of prior years' data have been made to conform with the current year's presentation.

(b)

Amount includes construction work in progress.

(c)

Total assets were not adjusted for cost of removal prior to 2002.

(d)

Includes portions due within one year.