Form 10-K, Exhibit 13
period 2005-12-31
NORTHEAST UTILITIES; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; CONNECTICUT LIGHT & POWER CO
filed 2006-03-10
CIK 72741, 106170, 315256, 23426

Exhibit 13.2

Management’s Discussion and Analysis

Financial Condition and Business Analysis

Executive Summary

The following items in this executive summary are explained in more detail in this annual report.

Results:

•

Western Massachusetts Electric Company (WMECO or the company) reported earnings of $15.1 million in 2005 compared to $12.4 million in 2004 and $16.2 million in 2003.  Included in earnings were transmission earnings of $4 million, $3 million and $3.8 million, in 2005, 2004 and 2003, respectively, and distribution earnings of $11.1 million, $9.4 million and $12.4 million in 2005, 2004 and 2003, respectively.

Legislative Items:

•

On August 8, 2005, President Bush signed into law comprehensive federal energy legislation with several provisions affecting WMECO.  As part of this legislation, the Public Utility Holding Company Act of 1935 (PUHCA) was repealed.  Some but not all of the Securities and Exchange Commission's (SEC) responsibilities under PUHCA were transferred to the Federal Energy Regulatory Commission (FERC).

Regulatory Items:

•

WMECO has received regulatory approval to recover the increased cost of energy being supplied to its customers in 2006.  This increased cost is primarily the result of increased fuel and purchased power costs.

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

•

On March 6, 2006, the New England Independent System Operator (ISO-NE) and a broad cross-section of critical stakeholders from around the region filed a comprehensive settlement agreement at the FERC implementing a Forward Capacity Market (FCM) in place of Locational Installed Capacity (LICAP).  The settlement agreement must be approved by the FERC, and the parties have asked for a decision by June 30, 2006.

Liquidity:

•

On August 11, 2005, WMECO closed on the sale of $50 million of 10-year senior notes.

•

In 2005, WMECO's capital expenditures totaled $44.7 million compared with $39.3 million in 2004 and $32.6 million in 2003.

•

Cash flows from operations decreased by $20.5 million to $30 million in 2005 from $50.5 million in 2004.

Overview

WMECO is a wholly owned subsidiary of NU.  NU’s other regulated electric subsidiaries include Public Service Company of New Hampshire (PSNH) and The Connecticut Light and Power Company (CL&P).

WMECO earned $15.1 million in 2005, compared with $12.4 million in 2004 and $16.2 million in 2003.  Included in earnings were transmission earnings of $4 million, $3 million and $3.8 million, in 2005, 2004 and 2003, respectively, and distribution earnings of $11.1 million, $9.4 million and $12.4 million in 2005, 2004 and 2003, respectively.  WMECO’s 2005 earnings were higher primarily due to higher distribution revenues.  Improved 2005 distribution results were due to a $6 million distribution rate increase that took effect on January 1, 2005, a 1.4 percent increase in retail electric sales and higher rate base earnings as a result of WMECO refinancing its prior spent nuclear fuel obligation.

WMECO’s retail electric sales were positively impacted by weather in 2005, particularly by an unseasonably hotter than average third quarter of 2005, which increased electricity consumption.  Retail electric sales increased 1.4 percent over 2004, however, retail electric sales decreased by 0.8 percent on a weather adjusted basis.

With a commodity-driven rate increase taking effect early in 2006 and the weather being much milder to date in 2006, management is concerned that actual sales could be lower in 2006 than in 2005.  While sales volume does not affect transmission business earnings positively or negatively, lower electric sales do negatively affect distribution company earnings.

Liquidity

Cash flows from operations decreased by $20.5 million to $30 million in 2005 from $50.5 million in 2004.  The decrease in cash flows is primarily due to a decrease in regulatory overrecoveries from customers.

Cash flows from operations decreased by $8.8 million from $59.3 million in 2003 to $50.5 million in 2004.  The decrease in cash flows from operations was primarily the result of a decrease in amortization of regulatory assets offset by the related deferred income tax impact.

On August 11, 2005, WMECO closed on the sale of $50 million of 10-year senior notes with an interest rate of 5.24 percent.  Proceeds from this issuance were used to repay short-term borrowings used to finance capital expenditures.

On December 9, 2005, WMECO amended its 5-year unsecured revolving credit facility by extending the termination date by one year to November 6, 2010.  The company can borrow up to $100 million on a short-term basis, or subject to regulatory approvals, on a long-term basis.  At December 31, 2005, there were no borrowings outstanding under this facility.  At December 31, 2004, WMECO had $25 million in borrowings under this credit facility.

WMECO's senior unsecured debt is rated Baa2, BBB and BBB+ with a stable outlook by Moody's Investors Service (Moody's), Standard and Poor's (S&P), and Fitch Ratings, respectively.

In 2005, WMECO paid approximately $7.7 million to NU in the form of common dividends.

Capital expenditures described herein are cash capital expenditures and do not include cost of removal, allowance for funds used during construction (AFUDC), and the capitalized portion of pension expense or income.  WMECO’s capital expenditures totaled $44.7 million in 2005, compared with $39.3 million in 2004 and $32.6 million in 2003.  The increase in WMECO's capital expenditures was primarily the result of higher transmission capital expenditures, which increased approximately $6 million from 2004.

Business Development and Capital Expenditures

In 2005, WMECO's capital expenditures totaled $44.7 million.  In 2004 and 2003, capital expenditures totaled $39.3 million and $32.6 million, respectively.

Capital expenditures of $44.7 million include $32.4 million in its electric distribution system and other capital expenditures and $12.3 million in its electric transmission system.  As part of WMECO’s rate settlement approved by the DTE on December 29, 2004, WMECO agreed to invest not less than $24 million in capital expenditures in 2005 and 2006 related to reliability improvements.

WMECO currently forecasts distribution expenditures of approximately $200 million from 2006 through 2010.  In addition, approximately $50 million of transmission projects is currently forecasted from 2006 to 2010, totaling approximately $250 million in total capital projects.  WMECO estimates total annual capital expenditures of approximately $50 million from 2006 through 2010.

Transmission Access and FERC Regulatory Changes

In January of 2005, the New England transmission owners approved activation of the New England Regional Transmission Organization (RTO) which occurred on February 1, 2005.  WMECO is now a member of the New England RTO and provides regional open access transmission service over its transmission system under the ISO-NE Transmission, Markets and Services Tariff, FERC Electric Tariff No. 3 and local open access transmission service under the ISO-NE Transmission, Markets and Services Tariff, FERC Electric No. 3, Schedule 21 - NU.

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

In November of 2005, the FERC announced that it was considering a number of proposals to provide financial incentives for the construction of high-voltage electric transmission in the United States.  Those proposals included reflecting in rate base 100 percent of the cost of construction work in progress (CWIP); accelerated recovery of depreciation; imputing hypothetical capital structures in ratemaking; establishing ROEs for transmission owners that join RTOs and other incentives that could improve the earnings and/or cash flows associated with WMECO's transmission capital expenditures.  Comments on the FERC proposals were submitted in January of 2006, and final rules are expected by the summer of 2006.

Legislative Matters

On August 8, 2005, President Bush signed into law comprehensive energy legislation.  Among provisions potentially affecting WMECO are the repeal PUHCA, FERC backstop siting authority for transmission, transmission pricing and rate reform, renewable production tax credits, and accelerated depreciation for certain new electric and gas facilities.  The accelerated depreciation provision, assuming timely rate recovery, is expected to increase WMECO’s cash flows by more than $0.1 million annually.  As part of this legislation, some but not all of the SEC responsibilities were transferred to the FERC.

Regulatory Issues and Rate Matters

Transmission - Wholesale Rates:  Wholesale transmission revenues are based on rates and formulas that are approved by the FERC.  Most of WMECO’s wholesale transmission revenues are collected through a combination of the RNS tariff and WMECO’s LNS tariff.  WMECO’s LNS rate is reset on January 1 and June 1 of each year.  On January 1, 2006, WMECO’s LNS rates increased wholesale revenues by approximately $1.6 million on an annualized basis.  WMECO's RNS rate is reset on June 1 of each year.  The LNS and RNS rates to be effective on June 1, 2006 have not yet been determined.  Additionally, WMECO’s LNS tariff provides for a true-up to actual costs, which ensures that WMECO's transmission business recovers its total transmission revenue requirements, including the allowed ROE.  At December 31, 2005, this true-up resulted in the recognition of a $0.2 million regulatory liability.

Transmission - Retail Rates:  A significant portion of WMECO's transmission business revenue comes from ISO-NE charges to WMECO's electric distribution business.  WMECO's distribution business recovers these costs through the retail rates that are charged to its retail customers.  WMECO has a rate tracking mechanism to track its retail transmission costs charged in distribution rates to the actual amount of transmission charges incurred.

LICAP:  In March of 2004, ISO-NE proposed at the FERC an administratively determined electric generation capacity pricing mechanism known as LICAP, intended to provide a revenue stream sufficient to maintain existing generation assets and encourage the construction of new generation assets at levels sufficient to serve peak load, plus fixed reserve and contingency margins.

After opposition from state regulators, utilities and various Congressional delegations, the FERC ordered settlement negotiations before an ALJ to determine whether there was an acceptable alternative to LICAP.  On March 6, 2006, ISO-NE and a broad cross-section of critical stakeholders from around the region filed a comprehensive settlement agreement at the FERC implementing a FCM in place of LICAP.  The settlement agreement provides for a fixed level of compensation to generators from December 1, 2006 through May 31, 2010 without regard to location in New England, and annual forward capacity auctions, beginning in 2008, for the 1-year period ending on May 31, 2011, and annually thereafter.  The settlement agreement must be approved by the FERC, and the parties have asked for a decision by June 30, 2006.  According to preliminary estimates, FCM would require WMECO to pay approximately $100 million during the 3½-year transition period.  WMECO will incur charges and would be able to recover these costs from its customers.

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

Both the Connecticut Department of Public Utility Control (DPUC) and Bechtel filed testimony in the FERC proceeding claiming that CYAPC was imprudent in its management of the decommissioning project.  In its testimony, the DPUC recommended a disallowance of $225 million to $234 million out of CYAPC's requested rate increase of approximately $395 million.  WMECO's share of the DPUC's recommended disallowance would be between $21 million to $22 million.  The FERC staff also filed testimony that recommended a $38 million decrease in the requested rate increase claiming that CYAPC should have used a different gross domestic product (GDP) escalator.  WMECO's share of this recommended decrease is $3.6 million.

On November 22, 2005, a FERC ALJ issued an initial decision finding no imprudence on CYAPC's part.  However, the ALJ did agree with the FERC staff’s position that a lower GDP escalator should be used for calculating the rate increase and found that CYAPC should recalculate its decommissioning charges to reflect the lower escalator.  Briefs to the full FERC addressing these issues were filed in January and February of 2006, and a final order is expected later in 2006.  Management expects that if the FERC staff's position on the decommissioning GDP cost escalator is found by the FERC to be more appropriate than that used by CYAPC to develop its proposed rates, then CYAPC would review whether to reduce its estimated decommissioning obligation and reduce the customers' obligation, including WMECO.

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

On June 10, 2004, the DPUC and the Connecticut Office of Consumer Counsel (OCC) filed a petition seeking a declaratory order that CYAPC be allowed to recover all decommissioning costs from its wholesale purchasers, including WMECO, but that such purchasers may not be allowed to recover in their retail rates any costs that the FERC might determine to have been imprudently incurred.  On August 30, 2004, the FERC denied this petition.  On September 29, 2004, the DPUC and OCC asked the FERC to reconsider the petition and on October 20, 2005, the FERC denied the reconsideration, holding that the sponsor companies are only obligated to pay CYAPC for prudently incurred decommissioning costs and the FERC has no jurisdiction over the sponsors' rates to their retail customers.  On December 12, 2005, the DPUC sought review of these orders by the United States Court of Appeals for the D.C. Circuit.  The FERC and CYAPC have asked the court to dismiss the case and the DPUC has objected to the dismissal.  WMECO cannot predict the timing or outcome of these proceedings.

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

Spent Nuclear Fuel Litigation:  CYAPC, Yankee Atomic Electric Company (YAEC) and Maine Yankee Atomic Power Company (MYAPC) also commenced litigation in 1998 charging that the federal government breached contracts it entered into with each company in 1983 under the Act.  Under the Act, the DOE was to begin removing spent nuclear fuel from the nuclear plants of the Yankee Companies no later than January 31, 1998 in return for payments by each company into the nuclear waste fund.  No fuel has been collected by the DOE, and spent nuclear fuel is stored on the sites of the Yankee Companies' plants.  The Yankee Companies collected the funds for payments into the nuclear waste fund from wholesale utility customers under FERC-approved contract rates.  The wholesale utility customers in turn collect these payments from their retail electric customers.  The Yankee Companies' individual damage claims attributed to the government's breach ranging between $523 million and $543 million are specific to each plant and include incremental storage, security, construction and other costs through 2010.  The CYAPC damage claim ranges from $186 million to $198 million, the YAEC damage claim ranges from $177 million to $185 million and the MYAPC damage claim is $160 million.  The DOE trial ended on August 31, 2004 and a verdict has not been reached.  Post-trial findings of facts and final briefs were filed by the parties in January of 2005.  The Yankee Companies' current rates do not include an amount for recovery of damages in this matter.  Management can predict neither the outcome of this matter nor its ultimate impact on WMECO.

YAEC:  In November of 2005, YAEC established an updated estimate of the cost of completing the decommissioning of its plant resulting in an increase of approximately $85 million.  WMECO's share of the increase in estimated costs is $6 million.  This estimate reflects the cost of completing site closure activities from October of 2005 forward and storing spent nuclear fuel and other high level waste on site until 2020.  This estimate projects a total cost of $192.1 million for the completion of decommissioning and long-term fuel storage.  To fund these costs, on November 23, 2005, YAEC submitted an application to the FERC to increase YAEC’s wholesale decommissioning charges.  The DPUC and the Massachusetts attorney general protested these increases.  On January 31, 2006, the FERC issued an order accepting the rate increase, effective February 1, 2006, subject to refund after hearings and settlement judge proceedings.  The hearings have been suspended pending settlement discussions between YAEC, the FERC and other intervenors in the case.  WMECO has a 7 percent ownership interest in YAEC and can predict neither the outcome of this matter nor its ultimate impact on WMECO.

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

Revenue Recognition:  WMECO's retail revenues are based on rates approved by the DTE.  These regulated rates are applied to customers’ use of energy to calculate a bill.  In general, rates can only be changed through formal proceedings with the DTE.

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

Wholesale transmission revenues are based on rates and formulas that are approved by the FERC.  Most of WMECO’s wholesale transmission revenues are collected through a combination of the RNS tariff and WMECO's LNS tariff.  The RNS tariff, which is administered by the ISO-NE, recovers the revenue requirements associated with transmission facilities that are deemed by the FERC to be Pool Transmission Facilities.  The LNS tariff, which was accepted by the FERC, provides for the recovery of WMECO's total transmission revenue requirements, net of revenue credits received from various rate components, including revenues received under the RNS rates.  At December 31, 2005, this true-up resulted in the recognition of a $0.2 million regulatory liability.

A significant portion of WMECO's transmission business revenue comes from ISO-NE charges to WMECO's electric distribution business.  WMECO's distribution business recovers these costs through the retail rates that are charged to its retail customers.  WMECO implemented its retail transmission tracker and rate adjustment mechanism in January of 2002 as part of its 2002 rate change filing.

Unbilled Revenues:  Unbilled revenues represent an estimate of electricity delivered to customers that has not yet been billed.  Unbilled revenues are included in revenue on the accompanying consolidated statements of income and are assets on the accompanying consolidated balance sheets that are reclassified to accounts receivable in the following month as customers are billed.

The estimate of unbilled revenues is sensitive to numerous factors that can significantly impact the amount of revenues recorded.  Estimating the impact of these factors is complex and requires management’s judgment.  The estimate of unbilled revenues is important to WMECO’s consolidated financial statements as adjustments to that estimate could significantly impact operating revenues and earnings.

Through December 31, 2004, WMECO estimated unbilled revenues monthly using the requirements method.  The requirements method utilized the total monthly volume of electricity delivered to the system and applied a delivery efficiency (DE) factor to reduce the total monthly volume by an estimate of delivery losses in order to calculate total estimated monthly sales to customers.  The total estimated monthly sales amount less the total monthly billed sales amount resulted in a monthly estimate of unbilled sales.  Unbilled revenues were estimated by first allocating sales to the respective rate classes, then applying an average rate to the estimate of unbilled sales.  The estimated DE factor had a significant impact on estimated unbilled revenue amounts.

In the first quarter of 2005, management adopted a new method to estimate unbilled revenues for WMECO.  The new method allocates billed sales to the current calendar month based on the daily load for each billing cycle (DLC method).  The billed sales are subtracted from total calendar month sales to estimate unbilled sales.  The impact of adopting the new method was not material.  This new method replaces the requirements method described previously.

Regulatory Accounting:  The accounting policies of WMECO historically reflect the effects of the rate-making process in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation."  The transmission and distribution businesses of WMECO continue to be cost-of-service rate regulated, and management believes the application of SFAS No. 71 to those businesses continues to be appropriate.  Management must reaffirm this conclusion at each balance sheet date.  If, as a result of a change in circumstances, it is determined that any portion of the company no longer meets the criteria of regulatory accounting under SFAS No. 71, that portion of the company will have to discontinue regulatory accounting and write-off the respective regulatory assets and liabilities.  Such a write-off could have a material impact on WMECO’s consolidated financial statements.

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

WMECO has less than 50 percent ownership in CYAPC, YAEC, and MYAPC.  WMECO does not control these companies and does not consolidate them in its financial statements.  WMECO accounts for the investments in these companies using the equity method.  Under the equity method, WMECO records its ownership share of the earnings or losses at these companies.  Determining whether or not WMECO should apply the equity method of accounting for an investment requires management judgment.

In December of 2003, the Financial Accounting Standards Board (FASB) issued a revised version of FASB Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities," (FIN 46R).  FIN 46R was effective for WMECO for the first quarter of 2004 and did not have an impact on WMECO's consolidated financial statements.

Pension and Postretirement Benefits Other Than Pensions (PBOP):  WMECO participates in a uniform noncontributory defined benefit retirement plan (Pension Plan) covering substantially all regular WMECO employees.  WMECO also participates in a postretirement benefit plan (PBOP Plan) to provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees.  For each of these plans, the development of the benefit obligation, fair value of plan assets, funded status and net periodic benefit credit or cost is based on several significant assumptions.  If these assumptions were changed, the resulting change in benefit obligations, fair values of plan assets, funded status and net periodic benefit credits or costs could have a material impact on WMECO’s consolidated financial statements.

Pre-tax periodic pension income for the Pension Plan totaled $1.6 million, $4.6 million and $7.9 million for the years ended December 31, 2005, 2004 and 2003, respectively.  The pension income amounts exclude one-time items recorded under SFAS No. 88, "Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."

Not included in the pension income amount are pension amounts related to intercompany allocations totaling $1.7 million, $0.6 million and $(0.2) million for the years ended December 31, 2005, 2004 and 2003, respectively, including pension curtailment and termination benefits expense of $0.4 million and $0.1 million for the years ended December 31, 2005 and 2004, respectively.  These amounts are included in other operating expenses on the accompanying consolidated financial statements.

The pre-tax net PBOP Plan cost, excluding curtailments and termination benefits, totaled $4.2 million, $3.7 million and $3.5 million for the years ended December 31, 2005, 2004 and 2003, respectively.

As a result of NU's decision to pursue a fundamentally different business strategy, and align the structure of the company to support this business strategy, WMECO recorded a $0.2 million pre-tax curtailment expense in 2005 for the Pension Plan.  WMECO also accrued certain related termination benefits and recorded a $0.3 million pre-tax charge in 2005 for the Pension Plan.

On December 15, 2005, the NU Board of Trustees approved a benefit for new non-union employees hired on and after January 1, 2006 to receive retirement benefits under a new 401(k) benefit rather than under the Pension Plan.  Non-union employees actively employed on December 31, 2005 will be given the choice in 2006 to elect to continue participation in the Pension Plan or instead receive a new employer contribution under the 401(k) Savings Plan effective January 1, 2007.  If the new benefit is elected, their accrued pension liability in the Pension Plan will be frozen as of December 31, 2006.  Non-union employees will make this election in the second half of 2006.  This decision resulted in the recording of an estimated pre-tax curtailment expense of $0.2 million in 2005, as a certain number of employees are expected to elect the new 401(k) benefit, resulting in a reduction in aggregate estimated future years of service under the Pension Plan.  Management estimated the amount of the curtailment expense associated with this change based upon actuarial calculations and certain assumptions, including the expected level of transfers to the new 401(k) benefit.  Any adjustments to this estimate resulting from actual employee elections will be recorded in 2006.

In April of 2004, as a result of litigation with nineteen former employees, NU was ordered by the court to modify its Pension Plan to include special retirement benefits for fifteen of these former employees retroactive to the dates of their retirement and provide increased future monthly benefit payments.  WMECO recorded $0.3 million in termination benefits related to this litigation in 2004 and made a lump sum benefit payment totaling $0.2 million to these former employees.

For the PBOP Plan, WMECO recorded an estimated $0.6 million pre-tax curtailment expense at December 31, 2005 relating to NU's change in business strategy.  WMECO also accrued a $0.1 million pre-tax termination benefit at December 31, 2005 relating to certain benefits provided under the terms of the PBOP Plan.  Additional termination benefits may be recorded in 2006.

There were no curtailments or termination benefits recorded for the Pension Plan in 2003 or PBOP Plan in 2004 and 2003.

Long-Term Rate of Return Assumptions:  In developing the expected long-term rate of return assumptions, WMECO evaluated input from actuaries and consultants, as well as long-term inflation assumptions and WMECO's historical 20-year compounded return of approximately 11 percent.  WMECO's expected long-term rates of return on assets is based on certain target asset allocation assumptions and expected long-term rates of return.  WMECO believes that 8.75 percent is a reasonable long-term rate of return on Pension Plan and PBOP Plan assets (life assets and non-taxable health assets) and 6.85 percent for PBOP health assets, net of tax for 2005.  WMECO will continue to evaluate these actuarial assumptions, including the expected rate of return, at least annually, and will adjust the appropriate assumptions as necessary.  The Pension Plan's and PBOP Plan's target asset allocation assumptions and expected long-term rates of return assumptions by asset category are as follows:

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

The actual asset allocations at December 31, 2005 and 2004 approximated these target asset allocations.  WMECO routinely reviews the actual asset allocations and periodically rebalances the investments to the targeted asset allocations when appropriate.  For information regarding actual asset allocations, see Note 3, "Pension Benefits and Postretirement Benefits Other Than Pensions," to the consolidated financial statements.

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

At December 31, 2005, the Pension Plan had cumulative unrecognized investment gains of $7.9 million, which will decrease pension expense over the next four years.  At December 31, 2005, the Pension Plan had cumulative unrecognized actuarial losses of $40.5 million, which will increase pension expense over the expected future working lifetime of active Pension Plan participants, or approximately 13 years.  The combined total of unrecognized investment gains and actuarial losses at December 31, 2005 is a net unrecognized loss of $32.6 million.  These gains and losses impact the determination of pension expense and the actuarially determined prepaid pension amount recorded on the consolidated balance sheets but have no impact on expected Pension Plan funding.

At December 31, 2005, the PBOP Plan had cumulative unrecognized investment gains of $4.1 million, which will decrease PBOP Plan expense over the next four years.  At December 31, 2005, the PBOP Plan also had cumulative unrecognized actuarial losses of $15 million, which will increase PBOP Plan expense over the expected future working lifetime of active PBOP Plan participants, or approximately 13 years.  The combined total of unrecognized investment gains and actuarial losses at December 31, 2005 is a net unrecognized loss of $10.9 million.  These gains and losses impact the determination of PBOP Plan cost and the actuarially determined accrued PBOP Plan cost recorded on the consolidated balance sheets.

Discount Rate:  The discount rate that is utilized in determining future pension and PBOP obligations is based on a yield-curve approach where each cash flow related to the Pension or PBOP liability stream is discounted at an interest rate specifically applicable to the timing of the cash flow.  The yield-curve is developed from the top quartile of AA rated Moody's and S&P's bonds without callable features outstanding at December 31, 2005.  This process calculates the present values of these cash flows and calculates the equivalent single discount rate that produces the same present value for future cash flows.  The discount rates determined on this basis are 5.80 percent for the Pension Plan and 5.65 percent for the PBOP Plan at December 31, 2005.  Discount rates used at December 31, 2004 were 6.00 for the Pension Plan and 5.50 percent for the PBOP Plan.

Expected Contribution and Forecasted Expense:  Due to the effect of the unrecognized actuarial losses and based on an expected rate of return on Pension Plan assets of 8.75 percent, a discount rate of 6.00 percent and an expected rate of return on PBOP assets of 6.85 percent for health assets, net of tax and 8.75 percent for life assets and non-taxable health assets, a discount rate of 5.50 percent and various other assumptions, WMECO estimates that expected contributions to and forecasted income/expense for the Pension Plan and PBOP Plan will be as follows (in millions):

	Pension Plan		Postretirement Plan
Year	Expected Contributions	Forecasted Income	Expected Contributions	Forecasted Expense
2006	$0.0	$0.9	$4.2	$4.2
2007	$0.0	$3.0	$3.5	$3.5
2008	$0.0	$3.8	$3.3	$3.3

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

Sensitivity Analysis:  The following represents the increase/(decrease) to the Pension Plan's and PBOP Plan's reported cost as a result of a change in the following assumptions by 50 basis points (in millions):

	At December 31,
	Pension Plan		Postretirement Plan
Assumption Change	2005	2004	2005	2004
Lower long-term rate of return	$ 1.0	$ 1.0	$0.1	$ 0.1
Lower discount rate	$ 1.1	$ 1.0	$0.1	$ 0.1
Lower compensation increase	$(0.5)	$(0.4)	N/A	N/A

Plan Assets:  The market-related value of the Pension Plan assets has increased by $6.9 million to $216.2 million at December 31, 2005.  The projected benefit obligation (PBO) for the Pension Plan has increased by $14.1 million to $171.7 million at December 31, 2005.  These changes have decreased the funded status of the Pension Plan on a PBO basis from an overfunded position of $51.7 million at December 31, 2004 to an overfunded position of $44.5 million at December 31, 2005.  The PBO includes expectations of future employee compensation increases.  The accumulated benefit obligation (ABO) of the Pension Plan was approximately $63 million less than Pension Plan assets at December 31, 2005 and approximately $72 million less than Pension Plan assets at December 31, 2004.  The ABO for the entire NU plan is the obligation for employee service and compensation provided through December 31, 2005.  Under current accounting rules, if the ABO for the entire NU plan exceeds the entire NU plan assets at a future plan measurement date, WMECO will record its share of an additional minimum liability.  WMECO has not made employer contributions to the Pension Plan since 1991.

The value of PBOP Plan assets has increased from $19.9 million at December 31, 2004 to $22.2 million at December 31, 2005.  The benefit obligation for the PBOP Plan has increased from $41.2 million at December 31, 2004 to $42.9 million at December 31, 2005.  These changes have decreased the underfunded status of the PBOP Plan on an accumulated projected benefit obligation basis from $21.3 million at December 31, 2004 to $20.7 million at December 31, 2005.  WMECO has made a contribution each year equal to the PBOP Plan’s postretirement benefit cost, excluding curtailment and termination benefits.

Health Care Cost:  The health care cost trend assumption used to project increases in medical costs was 7 percent for 2005 and 8 percent for 2004, decreasing one percentage point per year to an ultimate rate of 5 percent in 2007.  For December 31, 2005 disclosure purposes, the health care cost trend assumption was reset for 2006 at 10 percent, decreasing one percentage point per year to an ultimate rate of 5 percent in 2011.  The effect of increasing the health care cost trend by one percentage point would have increased service and interest cost components of the PBOP Plan cost by $0.1 million in 2005 and 2004.

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

WMECO accounts for deferred taxes under SFAS No. 109, "Accounting for Income Taxes."  For temporary differences recorded as deferred tax liabilities that will be recovered in rates in the future, WMECO has established a regulatory asset.  The regulatory asset amounted to $51.6 million and $56.7 million at December 31, 2005 and 2004, respectively.  Regulatory agencies in the jurisdiction in which WMECO operates requires the tax effect of specific temporary differences to be "flowed through" to utility customers.  Flow through treatment means that deferred tax expense is not recorded in the consolidated statements of income.  Instead, the tax effect of the temporary difference impacts both amounts for income tax expense currently included in customers’ rates and the company’s net income.  Flow through treatment can result in effective income tax rates that are significantly different than expected income tax rates.  Recording deferred taxes on flow through items is required by SFAS No. 109, and the offset to the deferred tax amounts is the regulatory asset referred to above.

A reconciliation from expected tax expense at the statutory federal income tax rate to actual tax expense recorded is included in Note 1H, "Summary of Significant Accounting Policies-Income Taxes," to the consolidated financial statements.

The estimates that are made by management in order to record income tax expense, accrued taxes and deferred taxes are compared each year to the actual tax amounts filed on WMECO’s income tax returns.  The income tax returns were filed in the fall of 2005 for the 2004 tax year, and WMECO recorded differences between income tax expense, accrued taxes and deferred taxes on its consolidated financial statements and the amounts that were on its income tax returns.

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

Asset Retirement Obligations:  On March 30, 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations - an Interpretation of FASB Statement No. 143."  FIN 47 requires an entity to recognize a liability for the fair value of an asset retirement obligation (ARO) that is conditional on a future event if the liability’s fair value can be reasonably estimated.  WMECO adopted FIN 47 on December 31, 2005.  Upon adoption, management identified several conditional removal obligations that have been accounted for as AROs.  For further information regarding the adoption of FIN 47, see Note 1L, "Summary of Significant Accounting Policies – Asset Retirement Obligations," to the consolidated financial statements.

Under SFAS No. 71, regulated utilities, including WMECO, currently recover amounts in rates for future costs of removal of plant assets.  At December 31, 2005 and 2004, these amounts totaling $23.6 million and $24.1 million, respectively, are classified as regulatory liabilities on the accompanying consolidated balance sheets.

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

For further information regarding the matters in this "Critical Accounting Policies and Estimates," section, see Note 1, "Summary of Significant Accounting Policies," Note 3, "Pension Benefits and Postretirement Benefits Other Than Pensions," and Note 4B, "Commitments and Contingencies - Environmental Matters," to the consolidated financial statements.

Other Matters

Commitments and Contingencies:  For further information regarding other commitments and contingencies, see Note 4, "Commitments and Contingencies," to the consolidated financial statements.

Accounting Standards Issued But Not Yet Adopted:

Accounting Changes and Error Corrections:  In May of 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections."  SFAS No. 154 is effective beginning on January 1, 2006 for WMECO and requires retrospective application to prior periods’ financial statements of voluntary changes in accounting principle.  It also applies to accounting changes required by a new accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.  SFAS No. 154 does not change previous guidance for reporting the correction of an error in previously issued financial statements or a change in accounting estimate.  Implementation of SFAS No. 154 on January 1, 2006 is not expected to affect WMECO’s consolidated financial statements until such time that its provisions are required to be applied as described above.

Contractual Obligations and Commercial Commitments:  Information regarding WMECO’s contractual obligations and commercial commitments at December 31, 2005 is summarized through 2010 and thereafter as follows:

(Millions of Dollars)	2006	2007	2008	2009	2010	Thereafter
Long-term debt (a) (b)	$ -	$ -	$ -	$ -	$ -	$208.8
Estimated interest payments on existing long-term debt	11.5	11.5	11.5	11.5	11.5	148.8
Operating leases (c) (d)	5.2	4.9	4.5	3.8	3.4	10.1
Required funding of other post- retirement benefit obligations (d)	4.2	3.5	3.3	3.1	3.0	N/A
Long-term contractual arrangements (c) (d)	27.1	23.2	21.3	21.0	20.8	31.0
Totals	$48.0	$43.1	$40.6	$39.4	$38.7	$398.7

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

(b)  Long-term debt excludes $51.1 million of fees and interest due for spent nuclear fuel disposal costs and $0.4 million of net unamortized discounts.

(c)  WMECO has no provisions in its operating lease agreements or agreements related to its long-term contractual arrangements that could trigger a change in terms and conditions, such as acceleration of payment obligations.

(d)  Amounts are not included on WMECO’s consolidated balance sheets.

Rate reduction bond amounts are non-recourse to WMECO, have no required payments over the next five years and are not included in this table.  WMECO's basic service contracts and default service contracts also are not included in this table.  For further information regarding WMECO’s contractual obligations and commercial commitments, see Note 2, "Short-Term Debt," Note 4D, "Commitments and Contingencies - Long-Term Contractual Arrangements," Note 7, "Leases," and Note 10, "Long-Term Debt," to the consolidated financial statements.

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

Income Statement Variances	2005 over/(under) 2004		2004 over/(under) 2003
(Millions of Dollars)	Amount	Percent	Amount	Percent
Operating Revenues	$30	8%	$(12)	(3)%

Operating Expenses:
Fuel, purchased and net interchange power	31	14	16	8
Other operation	11	17	1	1
Maintenance	1	6	-	-
Depreciation	1	8	1	7
Amortization of regulatory (liabilities)/assets, net	(19)	(a)	(28)	(65)
Amortization of rate reduction bonds	1	7	1	7
Taxes other than income taxes	(1)	(4)	-	-
Total operating expenses	25	7	(9)	(3)
Operating Income	5	16	(3)	(7)
Interest expense, net	2	15	2	14
Other income, net	2	(a)	(4)	(91)
Income before income tax expense	5	25	(9)	(30)
Income tax expense	2	29	(5)	(39)
Net income	$ 3	22%	$ (4)	(24)%

(a) Percent greater than 100.

Comparison of the Year 2005 to the Year 2004

Operating Revenues

Operating revenues increased $30 million in 2005, as compared to 2004, primarily due to higher distribution revenue ($28 million) and higher transmission revenue ($2 million).  The distribution revenue increase of $28 million is primarily due to the components of revenues which are included in regulatory commission approved tracking mechanisms that track the recovery of certain incurred costs ($20 million).  The tracking mechanisms allow for rates to be changed periodically with over collections refunded to customers or under collections collected from customers in future periods.  The distribution revenue tracking components increase of $20 million is primarily due to the pass through of higher energy supply costs ($26 million) and higher retail transmission revenues ($6 million), partially offset by lower transition cost recoveries ($13 million).  The distribution component of WMECO’s retail rates which impacts earnings increased $7 million primarily due to an increase in retail rates ($6 million) and an increase in retail sales volume.  Retail sales increased 1.4 percent in 2005 compared to 2004.

Fuel, Purchased and Net Interchange Power

Fuel, purchased and net interchange power expense increased $31 million primarily due to higher default service supply costs ($24 million) and higher current year purchased power costs ($6 million).

Other Operation

Other operation expenses increased $11 million in 2005 primarily due to higher administrative expenses ($7 million) as a result of higher pension and other benefit costs ($3 million) and employee termination and benefit plan curtailment charges ($3 million), and higher retail transmission expenses ($3 million).

Maintenance

Maintenance expense increased $1 million in 2005 primarily due to higher substation maintenance.

Depreciation

Depreciation expense increased $1 million in 2005 primarily due to higher utility plant balances.

Amortization of Regulatory (Liabilities)/Assets, Net

Amortization of regulatory (liabilities) / assets, net decreased $19 million in 2005 primarily due to the lower recovery of stranded costs as a result of the decrease in the transition component of retail rates ($13 million) and the 2004 completion of the amortization of nuclear stranded costs ($6 million).

Amortization of Rate Reduction Bonds

Amortization of rate reduction bonds increased $1 million in 2005 due to the repayment of a higher principal amount as compared to 2004.

Taxes Other Than Income Taxes

Taxes other than income taxes decreased $1 million in 2005 primarily due to lower property taxes.

Interest Expense, Net

Interest expense, net increased $2 million in 2005 primarily due to higher long-term debt levels as a result of the issuance of $50 million of thirty-year senior notes in September 2004 ($2 million) and the issuance of $50 million ten-year senior notes in August 2005 ($1 million), partially offset by lower rate reduction bond interest resulting from lower principal balances outstanding ($1 million).

Other Income, Net

Other income, net increased $2 million in 2005 primarily due to higher interest and dividend income and a higher AFUDC.

Income Taxes

Income tax expense increased $2 million in 2005, primarily due to higher book taxable income.

Comparison of the Year 2004 to the Year 2003

Operating Revenues

Operating revenues decreased $12 million in 2004, as compared to the same period in 2003, due to lower distribution revenues.  Distribution revenues were lower primarily due to a decrease in the retail transition charge and retail transmission rates ($26 million), which was partially offset by an increase in retail standard offer service revenues ($21 million).  Retail sales increased by 1.6 percent.  Wholesale revenues were $6 million lower primarily due to a lower number of wholesale transactions.

Fuel, Purchased and Net Interchange Power

Fuel, purchased and net interchange power expense increased $16 million primarily due to higher standard offer / default service supply costs.

Other Operation

Other operation expenses increased $1 million in 2004 due to higher administrative and general expense ($3 million) primarily due to lower pension income and higher distribution expenses ($1 million), partially offset by lower transmission expenses ($3 million).

Depreciation

Depreciation expense increased $1 million in 2004 primarily due to higher utility plant balances.

Amortization of Regulatory (Liabilities)/Assets, Net

Amortization of regulatory (liabilities)/assets, net decreased $28 million in 2004 primarily due to the lower recovery of stranded costs as a result of the decrease in the transition component of retail rates.

Amortization of Rate Reduction Bonds

Amortization of rate reduction bonds increased $1 million in 2004 due to the repayment of a higher principal amount as compared to 2003.

Interest Expense, Net

Interest expense, net increased $2 million in 2004 primarily due to higher long-term debt levels as a result of the issuance of debt in September 2003 and September 2004.

Other Income/(Loss), Net

Other income / (loss), net decreased $4 million in 2004 primarily due to the absence of a gain on disposition of property that occurred in 2003 ($2 million) and a decrease in interest and dividend income ($1 million).

Income Taxes

Income tax expense decreased $5 million in 2004, primarily due to lower book taxable income.

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

March 7, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Western Massachusetts Electric Company:

We have audited the accompanying consolidated balance sheets of Western Massachusetts Electric Company and subsidiary (a Massachusetts corporation and a wholly owned subsidiary of Northeast Utilities) (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, comprehensive income, common stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Western Massachusetts Electric Company and subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/  Deloitte & Touche LLP

      Deloitte & Touche LLP

Hartford, Connecticut

March 7, 2006

WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

At December 31,	2005	2004
	(Thousands of Dollars)
ASSETS

Current Assets:
Cash	$ 1	$ 1,678
Receivables, less provision for uncollectible
accounts of $3,653 in 2005 and $2,563 in 2004	43,490	37,909
Accounts receivable from affiliated companies	5,752	11,275
Unbilled revenues	16,411	15,057
Taxes receivable	-	4,824
Materials and supplies	1,414	1,488
Marketable securities	20,905	18,481
Prepayments and other	897	1,027
	88,870	91,739

Property, Plant and Equipment:
Electric utility	671,292	640,884
Less: Accumulated depreciation	193,151	183,361
	478,141	457,523
Construction work in progress	21,176	11,361
	499,317	468,884

Deferred Debits and Other Assets:
Regulatory assets	223,174	231,907
Prepaid pension	80,618	79,706
Marketable securities	30,434	31,342
Other	23,583	18,894
	357,809	361,849

Total Assets	$ 945,996	$ 922,472

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

At December 31,	2005	2004
	(Thousands of Dollars)
LIABILITIES AND CAPITALIZATION

Current Liabilities:
Notes payable to banks	$ -	$ 25,000
Notes payable to affiliated companies	14,900	15,900
Accounts payable	31,333	12,860
Accounts payable to affiliated companies	9,015	20,965
Accrued taxes	1,620	544
Accrued interest	4,517	3,515
Other	9,364	9,377
	70,749	88,161

Rate Reduction Bonds	111,331	122,489

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes	219,992	220,705
Accumulated deferred investment tax credits	2,655	2,990
Deferred contractual obligations	66,633	76,965
Regulatory liabilities	23,836	25,160
Other	11,977	13,846
	325,093	339,666
Capitalization:
Long-Term Debt	259,487	207,684

Common Stockholder's Equity:
Common stock, $25 par value – authorized
1,072,471 shares; 434,653 shares outstanding
in 2005 and 2004	10,866	10,866
Capital surplus, paid in	82,811	76,103
Retained earnings	84,965	77,565
Accumulated other comprehensive income/(loss)	694	(62)
Common Stockholder's Equity	179,336	164,472
Total Capitalization	438,823	372,156

Commitments and Contingencies (Note 4)

Total Liabilities and Capitalization	$ 945,996	$ 922,472

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,	2005	2004	2003
	(Thousands of Dollars)

Operating Revenues	$ 409,393	$ 379,229	$ 391,178

Operating Expenses:
Operation -
Fuel, purchased and net interchange power	245,763	214,966	198,985
Other	71,184	60,727	59,937
Maintenance	16,271	15,375	15,289
Depreciation	16,273	15,066	14,104
Amortization of regulatory (liabilities)/assets, net	(3,518)	15,421	43,538
Amortization of rate reduction bonds	11,220	10,526	9,847
Taxes other than income taxes	11,661	12,195	11,844
Total operating expenses	368,854	344,276	353,544
Operating Income	40,539	34,953	37,634

Interest Expense:
Interest on long-term debt	9,535	6,655	3,860
Interest on rate reduction bonds	7,570	8,332	8,994
Other interest	1,041	782	965
Interest expense, net	18,146	15,769	13,819
Other Income, Net	1,986	376	4,084
Income Before Income Tax Expense	24,379	19,560	27,899
Income Tax Expense	9,294	7,187	11,687
Net Income	$ 15,085	$ 12,373	$ 16,212

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Net Income	$ 15,085	$ 12,373	$ 16,212
Other comprehensive income, net of tax:
Qualified cash flow hedging instruments	951	-	-
Unrealized (losses)/gains on securities	(244)	41	37
Minimum supplemental executive retirement
pension liability adjustments	49	(19)	(27)
Other comprehensive income, net of tax	756	22	10
Comprehensive Income	$ 15,841	$ 12,395	$ 16,222

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

	Common Stock		Capital		Accumulated Other
			Surplus,	Retained	Comprehensive
	Shares	Amount	Paid In	Earnings	(Loss))/Income	Total
		(Thousands of Dollars, except share information)
Balance at January 1, 2003	434,653	$ 10,866	$ 69,712	$ 77,476	$ (94)	$ 157,960

Net income for 2003				16,212		16,212
Cash dividends on common stock				(22,011)		(22,011)
Allocation of benefits - ESOP			(168)			(168)
Other comprehensive income					10	10
Balance at December 31, 2003	434,653	10,866	69,544	71,677	(84)	152,003

Net income for 2004				12,373		12,373
Cash dividends on common stock				(6,485)		(6,485)
Capital contribution from NU parent			6,500			6,500
Tax deduction for stock options exercised and Employee
Stock Purchase Plan disqualifying dispositions			155			155
Allocation of benefits - ESOP			(96)			(96)
Other comprehensive income					22	22
Balance at December 31, 2004	434,653	10,866	76,103	77,565	(62)	164,472

Net income for 2005				15,085		15,085
Cash dividends on common stock				(7,685)		(7,685)
Capital contribution from NU parent			6,773			6,773
Tax deduction for stock options exercised and Employee
Stock Purchase Plan disqualifying dispositions			28			28
Allocation of benefits - ESOP			(93)			(93)
Other comprehensive income					756	756
Balance at December 31, 2005	434,653	$ 10,866	$ 82,811	$ 84,965	$ 694	$ 179,336

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2005	2004	2003
	(Thousands of Dollars)
Operating Activities:
Net income	$ 15,085	$ 12,373	$ 16,212
Adjustments to reconcile to net cash flows
provided by operating activities:
Bad debt expense	3,857	4,246	4,107
Depreciation	16,273	15,066	14,104
Deferred income taxes	(1,884)	4,211	(16,158)
Amortization of regulatory (liabilities)/assets, net	(3,518)	15,421	43,538
Amortization of rate reduction bonds	11,220	10,526	9,847
Amortization of recoverable energy costs	1,858	597	598
Pension income	(647)	(2,662)	(4,770)
Regulatory overrecoveries	3,502	6,907	4,422
Deferred contractual obligations	(16,557)	(9,766)	(9,380)
Other non-cash adjustments	1,955	1,091	(7,868)
Other sources of cash	-	6,047	9,516
Other uses of cash	(6,029)	(2,402)	(6,695)
Changes in current assets and liabilities:
Receivables and unbilled revenues, net	(5,269)	(9,552)	(5,541)
Materials and supplies	74	96	237
Other current assets	130	(4,712)	331
Accounts payable	5,231	2,008	7,880
Accrued taxes	5,900	(221)	(3,569)
Other current liabilities	(1,150)	1,228	2,461
Net cash flows provided by operating activities	30,031	50,502	59,272

Investing Activities:
Investments in plant	(44,739)	(39,250)	(32,649)
Net proceeds from sale of property	1,599	-	-
Proceeds from sales of investment securities	82,937	55,224	327
Purchases of investment securities	(84,939)	(104,883)	(599)
Other investing activities	1,504	1,097	1,850
Net cash flows used in investing activities	(43,638)	(87,812)	(31,071)

Financing Activities:
Issuance of long-term debt	50,000	50,000	55,000
Retirement of rate reduction bonds	(11,158)	(10,471)	(9,782)
(Decrease)/increase in short-term debt	(25,000)	15,000	3,000
NU Money Pool lending	(1,000)	(15,500)	(54,500)
Capital contribution from Northeast Utilities	6,773	6,500	-
Cash dividends on common stock	(7,685)	(6,485)	(22,011)
Other financing activities	-	(57)	(30)
Net cash flows provided by/(used in) financing activities	11,930	38,987	(28,323)
Net (decrease)/increase in cash	(1,677)	1,677	(122)
Cash - beginning of year	1,678	1	123
Cash - end of year	$ 1	$ 1,678	$ 1

Supplemental Cash Flow Information:
Cash paid during the year for:
Interest, net of amounts capitalized	$ 17,900	$ 15,020	$ 13,560
Income taxes	$ 5,084	$ 13,523	$ 31,807

The accompanying notes are an integral part of these consolidated financial statements.

Notes To Consolidated Financial Statements

1.   Summary of Significant Accounting Policies

A.

About Western Massachusetts Electric Company

Western Massachusetts Electric Company (WMECO or the company) is a wholly owned subsidiary of Northeast Utilities (NU).  WMECO is a reporting company under the Securities Exchange Act of 1934.  Until February 8, 2006, NU was registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (PUHCA).  On February 8, 2006, PUHCA was repealed.  Arrangements among WMECO, other NU companies, outside agencies, and other utilities covering interconnections, interchange of electric power and sales of utility property, are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC.  WMECO furnishes franchised retail electric service in Massachusetts.  WMECO’s results include the operations of its distribution and transmission segments.

Several wholly owned subsidiaries of NU provide support services for NU’s companies, including WMECO.  Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, engineering, financial, information technology, legal, operational, planning, purchasing, and other services to NU’s companies.

Included in the consolidated balance sheet at December 31, 2005 are accounts receivable from affiliated companies and accounts payable to affiliated companies totaling $5.8 million and $9 million, respectively, relating to transactions between WMECO and other subsidiaries that are wholly owned by NU.  At December 31, 2004, these amounts totaled $11.3 million and $21 million, respectively.

Total WMECO purchases from affiliate Select Energy, Inc. (Select Energy), another NU subsidiary, for standard offer and default service and for other transactions with Select Energy represented $36.3 million, $108.5 million, and $143 million for the years ended December 31, 2005, 2004 and 2003, respectively.

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

Certain reclassifications of prior period data included in the accompanying consolidated financial statements have been made to conform with the current year's presentation.

In the company's consolidated balance sheet at December 31, 2004, the company changed the classification of certain deposit amounts totaling $1.1 million related to its rate reduction bonds.  The company previously presented these amounts on a gross basis in deferred debits and other assets - other with an equal and offsetting amount in other current liabilities.  For the current year presentation, these amounts are presented on a net basis in the company's accompanying consolidated balance sheet.

In the company’s consolidated statements of income for the years ended December 31, 2004 and 2003, the company changed the classification of certain costs that were not recoverable from regulated customers totaling $0.6 million and $0.9 million, respectively.  The company previously presented these amounts in other income, net.  For the current year presentation, these amounts are presented in other operation expenses in the consolidated statements of income for the years ended December 31, 2004 and 2003.

The consolidated statements of cash flows for the years ended December 31, 2004 and 2003 have also been reclassified to exclude from cash flows from operations the change in accounts payable related to capital projects as well as excluding these amounts from investments in plant in investing activities.  These amounts totaled a source of cash of $0.7 million and a use of cash of $0.6 million for the years ended December 31, 2004 and 2003, respectively.

C.

Accounting Standards Issued But Not Yet Adopted

Accounting Changes and Error Corrections:  In May of 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 154, "Accounting Changes and Error Corrections."  SFAS No. 154 is effective beginning on January 1, 2006 for WMECO and requires retrospective application to prior periods’ financial statements of voluntary changes in accounting principles.  It also applies to accounting changes required by a new accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.  SFAS No. 154 does not change previous guidance for reporting the correction of an error in previously issued financial statements or a change in accounting estimate.  Implementation of SFAS No. 154 on January 1, 2006 is not expected to affect WMECO’s consolidated financial statements until such time that its provisions are required to be applied as described above.

D.

Guarantees

NU provides credit assurances on behalf of subsidiaries, including WMECO, in the form of guarantees and letters of credit (LOCs) in the normal course of business.  At December 31, 2005, the maximum level of exposure in accordance with FASB Interpretation No. (FIN) 45, "Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," under guarantees by NU on behalf of WMECO totaled $2.5 million.  A majority of these guarantees do not have established expiration dates, and some guarantees have unlimited exposure to commodity price movements.  WMECO has no guarantees of the performance of third parties.

Several underlying contracts that NU guarantees, as well as certain surety bonds, contain credit ratings triggers that would require NU to post collateral in the event that NU’s credit ratings are downgraded below investment grade.

Until the repeal of PUHCA on February 8, 2006, NU was authorized by the SEC to provide up to $50 million of guarantees to the Utility Group, including WMECO, through June 30, 2007.  The amount of guarantees on behalf of WMECO outstanding for compliance with this limit at December 31, 2005 is $0.1 million.  These amounts are calculated using different, more probabilistic and fair-value based criteria than the maximum level of exposure required to be disclosed under FIN 45.  FIN 45 includes all exposures even though they are not reasonably likely to result in exposure to NU, on behalf of WMECO.

With the repeal of PUHCA, there are no regulatory limits on NU's ability to guarantee the obligation of its subsidiaries, including WMECO.

E.

Revenues

WMECO retail revenues are based on rates approved by the Massachusetts Department of Telecommunications and Energy (DTE).  These regulated rates are applied to customers' use of energy to calculate a bill.  In general, rates can only be changed through formal proceedings with the DTE.  However, WMECO utilizes a regulatory commission-approved tracking mechanism to track the recovery of certain incurred costs.  The tracking mechanism allows for rates to be changed periodically, with overcollections refunded to customers or undercollections collected from customers in future periods.

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

Through December 31, 2004, WMECO estimated unbilled revenues monthly using the requirements method.  The requirements method utilized the total monthly volume of electricity delivered to the system and applied a delivery efficiency (DE) factor to reduce the total monthly volume by an estimate of delivery losses in order to calculate total estimated monthly sales to customers.  The total estimated monthly sales amount less the total monthly billed sales amount resulted in a monthly estimate of unbilled sales.  Unbilled revenues were estimated by first allocating sales to the respective rate classes, then applying an average rate to the estimate of unbilled sales.  The estimated DE factor had a significant impact on estimated unbilled revenue amounts.

In the first quarter of 2005, management adopted a new method to estimate unbilled revenues for WMECO.  The new method allocates billed sales to the current calendar month based on the daily load for each billing cycle (DLC method).  The billed sales are subtracted from total calendar month sales to estimate unbilled sales.  The impact of adopting the new method was not material.  This new method replaces the requirements method described above.

Transmission Revenues - Wholesale Rates:  Wholesale transmission revenues are based on rates and formulas that are approved by the FERC.  Most of WMECO’s wholesale transmission revenues are collected through a combination of the New England Regional Network Service (RNS) tariff and WMECO’s Local Network Service (LNS) tariff.  The RNS tariff, which is administered by the New England Independent System Operator (ISO-NE), recovers the revenue requirements associated with transmission facilities that are deemed by the FERC to be regional facilities.  This regional rate is reset on June 1 of each year.  The LNS tariff provides for the recovery of WMECO’s total transmission revenue requirements, net of revenues received from other sources, including those revenues received under RNS rates.  WMECO’s LNS tariff is reset on January 1 and June 1 of each year.  Additionally, WMECO’s LNS tariff provides for a true-up to actual costs, which ensures that WMECO recovers its total transmission revenue requirements, including an allowed return on equity (ROE).  At December 31, 2005, this true-up has resulted in the recognition of a $0.2 million regulatory liability.

Transmission Revenues - Retail Rates:  A significant portion of WMECO’s transmission business revenue comes from ISO-NE charges to WMECO’s distribution business.  WMECO's distribution business recovers these costs through the retail rates that are charged to its retail customers.  WMECO implemented its retail transmission tracker and rate adjustment mechanism in January of 2002 as part of its 2002 rate change filing.

F.

Derivative Instruments

The accounting treatment for energy contracts entered into varies and depends on the intended use of the particular contract and on whether or not the contract is a derivative.  WMECO has energy contracts that qualify for the normal purchases and sales exception.  Derivatives under the exception and non-derivative contracts are recorded at the time of delivery or settlement under accrual accounting.

G.

Regulatory Accounting

The accounting policies of WMECO conform to accounting principles generally accepted in the United States of America applicable to rate-regulated enterprises and historically reflect the effects of the rate-making process in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation."

The transmission and distribution businesses of WMECO continue to be cost-of-service rate regulated and management believes that the application of SFAS No. 71 to those businesses continues to be appropriate.  Management also believes it is probable that WMECO will recover its investments in long-lived assets, including regulatory assets.  In addition, all material net regulatory assets are earning an equity return, except for securitized regulatory assets, which are not supported by equity and substantial portions of the unrecovered contractual obligations regulatory assets.

Regulatory Assets:  The components of WMECO’s regulatory assets are as follows:

	At December 31,
(Millions of Dollars)	2005	2004
Recoverable nuclear costs	$ 18.0	$ 22.3
Securitized assets	110.3	121.5
Income taxes, net	51.6	56.7
Unrecovered contractual obligations	66.6	77.0
Recoverable energy costs	2.5	3.1
Rate cap deferral overcollections	(37.8)	(50.7)
Other	12.0	2.0
Totals	$223.2	$231.9

Included in other regulatory assets above of $12 million at December 31, 2005 are the regulatory assets recorded associated with the implementation of FIN 47, "Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143," totaling $2.4 million.  These regulatory assets have not been approved for deferred accounting treatment.  At this time, management believes that these remaining regulatory assets are probable of recovery.

Additionally, WMECO had $0.1 million of regulatory costs at December 31, 2005 that are included in deferred debits and other assets - other on the accompanying consolidated balance sheets.  This amount represents regulatory costs that have not yet been approved by the applicable regulatory agency.  Management believes those costs are recoverable in future regulated rates.  WMECO had no such regulatory costs at December 31, 2004.

Recoverable Nuclear Costs:  Included in recoverable nuclear costs at December 31, 2005 and 2004 are $18 million and $22.3 million, respectively, primarily related to Millstone 1 recoverable nuclear costs associated with the undepreciated plant and related assets at the time Millstone 1 was shutdown.

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

Income Taxes, Net:  The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of taxable income) is accounted for in accordance with the rate-making treatment of the DTE and SFAS No. 109, "Accounting for Income Taxes."  Differences in income taxes between SFAS No. 109 and the rate-making treatment of the DTE are recorded as regulatory assets, which totaled $51.6 million and $56.7 million at December 31, 2005 and 2004, respectively.  For further information regarding income taxes, see Note 1H, "Summary of Significant Accounting Policies - Income Taxes," to the consolidated financial statements.

Unrecovered Contractual Obligations:  Under the terms of contracts with the Connecticut Yankee Atomic Power Company (CYAPC), Maine Yankee Atomic Power Company (MYAPC) and Yankee Atomic Energy Company (YAEC), (Yankee Companies), WMECO is responsible for its proportionate share of the remaining costs of the units, including decommissioning.  These amounts, which totaled $66.6 million and $77 million at December 31, 2005 and 2004, respectively, are recorded as unrecovered contractual obligations.  WMECO amounts are being recovered along with other stranded costs.  As discussed in Note 4E, "Commitments and Contingencies - Deferred Contractual Obligations," substantial portions of the unrecovered contractual obligations regulatory assets have not yet been approved for recovery.  At this time management believes that these regulatory assets are probable of recovery.

Recoverable Energy Costs:  Under the Energy Policy Act of 1992 (Energy Act), WMECO was assessed for its proportionate share of the costs of decontaminating and decommissioning uranium enrichment plants owned by the United States Department of Energy (DOE) (D&D Assessment).  The Energy Act requires that regulators treat D&D Assessments as a reasonable and necessary current cost of fuel, to be fully recovered in rates like any other fuel cost.  WMECO no longer owns nuclear generation but continues to recover these costs through rates.  At December 31, 2005 and 2004, WMECO’s total D&D Assessment deferrals were $2.5 million and $3.1 million, respectively, and have been recorded as recoverable energy costs.

The majority of the recoverable energy costs are currently recovered in rates from WMECO's customers.

Rate Cap Deferral Overcollections:  The rate cap deferral allows WMECO to recover stranded costs.  These amounts represent the cumulative excess of transition cost revenues over transition cost expenses, which totaled $37.8 million and $50.7 million at December 31, 2005 and 2004, respectively.

Regulatory Liabilities:  WMECO had $23.8 million and $25.2 million of regulatory liabilities at December 31, 2005 and 2004, respectively, including revenues subject to refund.  These amounts are comprised of the following:

	At December 31,
(Millions of Dollars)	2005	2004
Cost of removal	$23.6	$24.1
Other regulatory liabilities	0.2	1.1
Totals	$23.8	$25.2

Under SFAS No. 71, WMECO currently recovers amounts in rates for future costs of removal of plant assets.  These amounts, which totaled $23.6 million and $24.1 million at December 31, 2005 and 2004, respectively, are classified as regulatory liabilities on the accompanying consolidated balance sheets.

H.

Income Taxes

The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of taxable income) is accounted for in accordance with the rate-making treatment of the DTE and SFAS No. 109.

Details of income tax expense are as follows:

	For the Years Ended December 31,
	2005	2004	2003
	(Millions of Dollars)
The components of the federal and state income tax provisions are:
Current income taxes:
Federal	$10.1	$1.4	$23.4
State	1.1	1.6	4.4
Total current	11.2	3.0	27.8
Deferred income taxes, net:
Federal	(2.0)	10.8	(13.5)
State	0.4	(6.2)	(2.3)
Total deferred	(1.6)	4.6	(15.8)
Investment tax credits, net	(0.3)	(0.4)	(0.3)
Total income tax expense	$9.3	$7.2	$11.7

A reconciliation between income tax expense and the expected tax expense at the statutory rate is as follows:

	For the Years Ended December 31,
	2005	2004	2003
	(Millions of Dollars)
Expected federal income tax expense	$8.5	$6.8	$ 9.8
Tax effect of differences:
Depreciation	0.4	0.8	0.6
Investment tax credit amortization	(0.3)	(0.4)	(0.3)
State income taxes, net of federal benefit	1.0	0.8	1.4
Medicare subsidy	(0.5)	(0.1)	-
Other, net	0.2	(0.7)	0.2
Total income tax expense	$9.3	$7.2	$11.7

NU and its subsidiaries, including WMECO, file a consolidated federal income tax return.  NU and its subsidiaries, including WMECO, are parties to a tax allocation agreement under which taxable subsidiaries pay no more taxes than they would have otherwise paid had they filed a stand-alone tax return.  Subsidiaries generating tax losses are similarly paid for their losses when utilized.

The tax effects of temporary differences that give rise to the current and long-term net accumulated deferred tax obligations are as follows:

	At December 31,
(Millions of Dollars)	2005	2004
Deferred tax liabilities - current:
Property tax accruals	$ 1.9	$ 2.0
Total deferred tax liabilities - current	1.9	2.0
Deferred tax assets - current:
Allowance for uncollectible accounts	1.4	1.0
Total deferred tax assets - current	1.4	1.0
Net deferred tax liabilities - current	0.5	1.0
Deferred tax liabilities - long-term:
Accelerated depreciation and other plant-related differences	110.3	105.8
Employee benefits	31.5	31.3
Securitized costs	42.0	46.2
Income tax gross-up	21.8	23.7
Other	45.4	53.1
Total deferred tax liabilities - long-term	251.0	260.1
Deferred tax assets – long-term:
Regulatory deferrals	25.2	35.1
Employee benefits	1.7	1.4
Income tax gross-up	1.6	1.4
Other	2.5	1.5
Total deferred tax assets - long-term	31.0	39.4
Net deferred tax liabilities - long-term	220.0	220.7
Net deferred tax liabilities	$220.5	$221.7

I.

Depreciation

The provision for depreciation on utility assets is calculated using the straight-line method based on estimated remaining useful lives of depreciable plant-in-service, which range primarily from 15 years to 60 years, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency where applicable.  Depreciation rates are applied to plant-in-service from the time it is placed in service.  When plant is retired from service, the original cost of the plant, including costs of removal less salvage, is charged to the accumulated provision for depreciation.  Cost of removal is classified as a regulatory liability.  The depreciation rates for the several classes of electric utility plant-in-service are equivalent to a composite rate of 2.5 percent for both 2005 and 2004 and 2.4 percent in 2003.

J.

Jointly Owned Electric Utility Plant

At December 31, 2005, WMECO owns common stock in the Yankee Companies.  Each of the Yankee Companies owns a single nuclear generating plant which is being decommissioned.  WMECO’s ownership interests in the Yankee Companies at December 31, 2005 and 2004, which are accounted for on the equity method, are 9.5 percent of CYAPC, 7 percent of YAEC and 3 percent of MYAPC.  WMECO’s total carrying value of the Yankee companies, which is included in deferred debits and other assets - other on the accompanying consolidated balance sheets and the electric distribution reportable segment, at December 31, 2005 and 2004 was $5.3 million and $5.2 million, respectively.  Earnings related to these equity investments are included in other income, net on the accompanying consolidated statements of income.  For further information, see Note 1N, "Summary of Significant Accounting Policies - Other Income, Net," to the consolidated financial statements.

CYAPC filed with the FERC to recover the increased estimate of decommissioning and plant closure costs.  The FERC proceeding is ongoing.  Management believes that the FERC proceeding has not impaired the value of its investment in CYAPC totaling $4.4 million at December 31, 2005 but will continue to evaluate the impacts that the FERC proceeding has on NU's investment.  For further information, see Note 4E, "Commitments and Contingencies - Deferred Contractual Obligations," to the consolidated financial statements.

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

	For the Years Ended December 31,
(Millions of Dollars, except percentages)	2005	2004	2003
Borrowed funds	$0.5	$0.2	$0.1
Equity funds	0.2	-	-
Totals	$0.7	$0.2	$0.1
Average AFUDC rate	5.0%	2.2%	1.7%

The average AFUDC rate is based on a FERC-prescribed formula that develops an average rate using the cost of the company's short-term financings as well as the company's capitalization (long-term debt and common equity).  The average rate is applied to eligible CWIP amounts to calculate AFUDC.  The increase in the average AFUDC rate during 2005 is primarily due to increases in short-term and long-term debt interest rates.

L.

Asset Retirement Obligations

On January 1, 2003, WMECO implemented SFAS No. 143, "Accounting for Asset Retirement Obligations," requiring legal obligations associated with the retirement of property, plant and equipment to be recognized as a liability at fair value when incurred and when a reasonable estimate of the fair value of the liability can be made.  Management concluded that there were no asset retirement obligations (AROs) to be recorded upon implementation of SFAS No. 143.

In March of 2005, the FASB issued FIN 47, required to be implemented by December 31, 2005.  FIN 47 requires an entity to recognize a liability for the fair value of an ARO even if it is conditional on a future event and the liability’s fair value can be reasonably estimated.  FIN 47 provides that settlement dates and future costs should be reasonably estimated when sufficient information becomes available, and provides guidance on the definition and timing of sufficient information in determining expected cash flows and fair values.  Management has completed its identification of conditional AROs, and has identified various categories of AROs primarily certain assets containing asbestos and hazardous contamination.  A fair value calculation, reflecting expected probabilities for settlement scenarios, and a data consistency review for WMECO has been performed.

WMECO utilized regulatory accounting in accordance with SFAS No. 71 and the impact of this implementation is included in other regulatory assets at December 31, 2005.  The fair value of the AROs is included in property, plant and equipment and related accretion is recorded as a regulatory asset, with corresponding credits reflecting the ARO liabilities in deferred credits and other liabilities - other, on the accompanying consolidated balance sheet at December 31, 2005.  Depreciation of the ARO asset is also included as a regulatory asset with an offsetting amount in accumulated depreciation.

The following table presents the fair value of the ARO, the related accumulated depreciation, the regulatory asset, and the ARO liabilities:

	At December 31, 2005
(Millions of Dollars)	Fair Value of ARO Asset	Accumulated Depreciation of ARO Asset	Regulatory Asset	ARO Liabilities
Asbestos	$0.3	$(0.2)	$1.5	$(1.6)
Hazardous contamination	-	-	-	-
Other AROs	0.8	(0.1)	0.9	(1.6)
Total AROs	$1.1	$(0.3)	$2.4	$(3.2)

The ARO liabilities as of December 31, 2005, 2004 and January 1, 2004, as if FIN 47 had been applied for all periods affected, were $3.2 million, $3.2 million and $3.1 million, respectively.

M.

Materials and Supplies

Materials and supplies include materials purchased primarily for construction, operation and maintenance (O&M) purposes.  Materials and supplies are valued at the lower of average cost or market.

N.

Other Income, Net

The pre-tax components of WMECO’s other income/(loss) items are as follows:

	For the Years Ended December 31,
(Millions of Dollars)	2005	2004	2003
Other Income:
Investment income	$0.7	$ 0.6	$ 1.3
Equity in earnings of regional nuclear generating companies	0.3	0.1	0.5
Conservation load management incentive	0.9	0.9	0.8
Gain on sale of property	0.2	0.2	2.0
Other	1.4	1.0	1.1
Total Other Income	3.5	2.8	5.7
Other Loss:
Charitable donations	(0.3)	(0.3)	(0.3)
Lobbying costs	(0.5)	(0.5)	(0.4)
Administrative fees - rate reduction bonds	(0.3)	(0.3)	(0.3)
Other	(0.4)	(1.3)	(0.6)
Total Other Loss	(1.5)	(2.4)	(1.6)
Total Other Income, Net	$2.0	$ 0.4	$ 4.1

None of the other amounts in either other income - other or other loss - other are individually significant as defined by the SEC.

O.

Marketable Securities

WMECO currently maintains a trust that holds marketable securities.  The trust is used to fund WMECO's prior spent nuclear fuel liability.  At December 31, 2005 and 2004, the spent nuclear fuel trust had a fair value of $50.8 million and $49.3 million, respectively.  Also included are marketable securities which are held to fund NU's Supplemental Executive Retirement Plan (SERP).  These amounts totaled $0.5 million at December 31, 2005 and December 31, 2004.  WMECO's marketable securities are classified as available-for-sale, as defined by SFAS No. 115, "Accounting for Certain Investments and Debt and Equity Securities."  Unrealized gains and losses are reported as a component of accumulated other comprehensive income in the consolidated statements of shareholders' equity.  Realized gains and losses are included in other income, net on the consolidated statements of income.  Realized gains and losses associated with the WMECO spent nuclear fuel trust are included in fuel, purchased and net interchange power on the consolidated statements of income.  For further information regarding marketable securities, see Note 6, "Marketable Securities," to the consolidated financial statements.

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

Q.  Severance Benefits

As a result of NU’s decision to pursue a fundamentally different business strategy, and align the structure of the company to support this business strategy, WMECO recorded a $1.8 million severance benefits charge in other operating expenses on the accompanying consolidated statement of income for the year ended December 31, 2005.

2.  Short-Term Debt

Limits:  The amount of short-term borrowings that may be incurred by WMECO is subject to periodic approval by either the SEC, the FERC, or by the DTE.  On October 28, 2005, the SEC amended its June 30, 2004 order, granting authorization to allow WMECO to incur total short-term borrowings up to a maximum of $200 million through June 30, 2007.  The SEC also granted authorization for borrowing through the NU Money Pool (Pool) until June 30, 2007.  Although PUHCA was repealed on February 8, 2006, under FERC's transition rules, all of the existing orders under PUHCA relevant to FERC authority will continue to be in effect until December 31, 2007, except for those related to NU, which will have no borrowing limitations after February 8, 2006.  WMECO will be subject to FERC jurisdiction as to issuing short-term debt after February 8, 2006 and must renew any short-term authority after the PUHCA order expires on December 31, 2007.

Credit Agreement:  On December 9, 2005, WMECO amended its 5-year unsecured revolving credit facility by extending the expiration date by one year to November 6, 2010.  The company can borrow up to $100 million on a short-term basis, or subject to regulatory approvals, on a long-term basis.  The weighted average interest rate of WMECO's notes payable to banks outstanding at December 31, 2004 was 4.3 percent.  At December 31, 2005, WMECO had no borrowings outstanding under this facility.  At December 31, 2004, there were $25 million in borrowings under this credit facility.

Under this credit agreement, WMECO may borrow at variable rates plus an applicable margin based upon certain debt ratings, as rated by the higher of Standard and Poor's (S&P) or Moody's Investors Service (Moody's).

Under this credit agreement, WMECO must comply with certain financial and non-financial covenants, including but not limited to consolidated debt ratios.  WMECO currently is and expects to remain in compliance with these covenants.

Amounts outstanding under this credit facility are classified as current liabilities as notes payable to banks on the accompanying consolidated balance sheets as management anticipates that all borrowings under this credit facility will be outstanding for no more than 364 days at one time.

Pool:  WMECO is a member of the Pool.  The Pool provides a more efficient use of cash resources of NU and reduces outside short-term borrowings.  NUSCO administers the Pool as agent for the member companies.  Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent.  NU parent may lend to the Pool but may not borrow.  Funds may be withdrawn from or repaid to the Pool at any time without prior notice.  Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate.  Borrowings based on loans from NU parent, however, bear interest at NU parent’s cost and must be repaid based upon the terms of NU parent’s original borrowing.  At December 31, 2005 and 2004, WMECO had borrowings of $14.9 million and $15.9 million from the Pool, respectively.  The interest rate on borrowings from the Pool at December 31, 2005 and 2004 was 4.09 percent and 2.24 percent, respectively.

3.  Pension Benefits and Postretirement Benefits Other Than Pensions

Pension Benefits:  WMECO participates in a uniform noncontributory defined benefit retirement plan (Pension Plan) covering substantially all regular NU employees.  Benefits are based on years of service and the employees’ highest eligible compensation during 60 consecutive months of employment.  WMECO uses a December 31st measurement date for the Pension Plan.  Pension income attributable to earnings is as follows:

	For the Years Ended December 31,
(Millions of Dollars)	2005	2004	2003
Total pension income	$ 0.9	$4.3	$ 7.9
Amount capitalized as utility plant	(0.3)	(1.6)	(3.1)
Total pension income, net of amounts capitalized	$ 0.6	$2.7	$ 4.8

Amounts above include pension curtailments and termination benefits expense of $0.7 million in 2005 and $0.3 million in 2004.

Not included in the pension income amount above are pension related intercompany allocations totaling $1.7 million, $0.6 million and $(0.2) million for the years ended December 31, 2005, 2004 and 2003, respectively, including pension curtailment and termination benefits expense of $0.4 million and $0.1 million for the years ended December 31, 2005 and 2004, respectively.  These amounts are included in other operating expenses on the accompanying consolidated financial statements.

Pension Curtailments and Termination Benefits:  As a result of NU's decision to pursue a fundamentally different business strategy, and align the structure of the company to support this business strategy, WMECO recorded a $0.2 million pre-tax curtailment expense in 2005.  WMECO also accrued certain related termination benefits and recorded a $0.3 million pre-tax charge in 2005.

On December 15, 2005, the NU Board of Trustees approved a benefit for new non-union employees hired on and after January 1, 2006 to receive retirement benefits under a new 401(k) benefit rather than under the Pension Plan.  Non-union employees actively employed on December 31, 2005 will be given the choice in 2006 to elect to continue participation in the Pension Plan or instead receive a new employer contribution under the 401(k) Savings Plan effective January 1, 2007.  If the new benefit is elected, their accrued pension liability in the Pension Plan will be frozen as of December 31, 2006.  Non-union employees will make this election in the second half of 2006.  This decision resulted in the recording of an estimated pre-tax curtailment expense of $0.2 million in 2005, as a certain number of employees are expected to elect the new 401(k) benefit, resulting in a reduction in aggregate estimated future years of service under the Pension Plan.  Management estimated the amount of the curtailment expense associated with this change based upon actuarial calculations and certain assumptions, including the expected level of transfers to the new 401(k) benefit.

In April of 2004, as a result of litigation with nineteen former employees, NU was ordered by the court to modify its Pension Plan to include special retirement benefits for fifteen of these former employees retroactive to the dates of their retirement and provide increased future monthly benefit payments.  WMECO recorded $0.3 million in termination benefits related to this litigation in 2004 and made a lump sum benefit payment totaling $0.2 million to these former employees.

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

Postretirement Benefits Other Than Pensions:  WMECO also provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees.  These benefits are available for employees retiring from WMECO who have met specified service requirements.  For current employees and certain retirees, the total benefit is limited to two times the 1993 per retiree health care cost.  These costs are charged to expense over the estimated work life of the employee.  WMECO uses a December 31st measurement date for the PBOP Plan.

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

Based on the current PBOP Plan provisions, WMECO qualifies for this federal subsidy because the actuarial value of WMECO’s PBOP Plan exceeds the threshold required for the subsidy.  The Medicare changes decreased the PBOP benefit obligation by $2.8 million.  The total $2.8 million decrease is currently being amortized as a reduction to PBOP expense over approximately 13 years.  For the years ended December 31, 2005 and 2004, this reduction in PBOP expense totaled approximately $0.4 million, including amortization of the actuarial gain of $0.2 million and a reduction in interest cost and service cost based on a lower PBOP benefit obligation of $0.2 million.

PBOP Curtailments and Termination Benefits:   WMECO recorded an estimated $0.6 million pre-tax curtailment expense at December 31, 2005 relating to NU's change in business strategy.  WMECO also accrued a $0.1 million pre-tax termination benefit at December 31, 2005 relating to certain benefits provided under the terms of the PBOP Plan.

There were no curtailments or termination benefits in 2004 and 2003.

The following table represents information on the plans’ benefit obligation, fair value of plan assets, and the respective plans’ funded status:

	At December 31,
	Pension Benefits		Postretirement Benefits
(Millions of Dollars)	2005	2004	2005	2004
Change in benefit obligation
Benefit obligation at beginning of year	$(157.6)	$(143.8)	$(41.2)	$(35.9)
Service cost	(3.4)	(2.9)	(0.6)	(0.5)
Interest cost	(9.3)	(8.8)	(2.1)	(2.3)
Transfers	0.5	1.1	-	-
Actuarial loss	(12.5)	(11.5)	(2.2)	(5.4)
Benefits paid - excluding lump sum payments	8.4	8.4	3.2	2.9
Benefits paid - lump sum payments	-	0.2	-	-
Curtailment/impact of plan changes	2.4	-	0.1	-
Termination benefits	(0.2)	(0.3)	(0.1)	-
Benefit obligation at end of year	$(171.7)	$(157.6)	$(42.9)	$(41.2)
Change in plan assets
Fair value of plan assets at beginning of year	$ 209.3	$ 195.3	$ 19.9	$ 17.4
Actual return on plan assets	15.8	23.7	1.2	1.7
Employer contribution	-	-	4.3	3.7
Transfers	(0.5)	(1.1)	-	-
Benefits paid - excluding lump sum payments	(8.4)	(8.4)	(3.2)	(2.9)
Benefits paid - lump sum payments	-	(0.2)	-	-
Fair value of plan assets at end of year	$ 216.2	$209.3	$ 22.2	$ 19.9
Funded status at December 31st	$ 44.5	$ 51.7	$(20.7)	$(21.3)
Unrecognized transition obligation	-	-	9.1	11.2
Unrecognized prior service cost	3.5	5.1	-	-
Unrecognized net loss	32.6	22.9	10.9	10.1
Prepaid/(accrued) benefit cost	$ 80.6	$ 79.7	$ (0.7)	$ -

The $2.4 million reduction in the plan's obligation that is included in the curtailment/impact of plan changes relates to the reduction in the future years of service expected to be rendered by plan participants.  This reduction is the result of the transition of employees into the new 401(k) benefit and the company's decision to pursue a fundamentally different business strategy, and align the structure of the company to support this business strategy.  This overall reduction in plan obligation serves to reduce the previously unrecognized actuarial losses.

The company amortizes its unrecognized transition obligation over the remaining service lives of its employees as calculated for WMECO on an individual operating company basis.  The company amortizes the unrecognized prior service cost and unrecognized net loss over the remaining service lives of its employees as calculated on a NU consolidated basis.

The accumulated benefit obligation (ABO) for the Pension Plan was $153.1 million and $137.7 million at December 31, 2005 and 2004, respectively.

The following actuarial assumptions were used in calculating the plans’ year end funded status:

	At December 31,
	Pension Benefits		Postretirement Benefits
Balance Sheets	2005	2004	2005	2004
Discount rate	5.80%	6.00%	5.65%	5.50%
Compensation/progression rate	4.00%	4.00%	N/A	N/A
Health care cost trend rate	N/A	N/A	7.00%	8.00%

The components of net periodic (income)/expense are as follows:

	For the Years Ended December 31,
	Pension Benefits			Postretirement Benefits
(Millions of Dollars)	2005	2004	2003	2005	2004	2003
Service cost	$ 3.4	$ 2.9	$ 2.5	$0.6	$0.5	$ 0.4
Interest cost	9.3	8.8	8.7	2.2	2.3	2.4
Expected return on plan assets	(17.4)	(17.6)	(18.2)	(1.3)	(1.3)	(1.3)
Amortization of unrecognized net transition (asset)/obligation	-	(0.2)	(0.2)	1.4	1.4	1.4
Amortization of prior service cost	0.7	0.7	0.7	-	-	-
Amortization of actuarial loss/(gain)	2.4	0.8	(1.4)	-	-	-
Other amortization, net	-	-	-	1.3	0.8	0.6
Net periodic (income)/expense – before curtailments and termination benefits	(1.6)	(4.6)	(7.9)	4.2	3.7	3.5
Curtailment expense	0.4	-	-	0.6	-	-
Termination benefits expense	0.3	0.3	-	0.1	-	-
Total - curtailments and termination benefits	0.7	0.3	-	0.7	-	-
Total - net periodic (income)/expense	$(0.9)	$ (4.3)	$ (7.9)	$4.9	$3.7	$ 3.5

For calculating pension and postretirement benefit income and expense amounts, the following assumptions were used:

	For the Years Ended December 31,
Statements of Income	Pension Benefits			Postretirement Benefits
	2005	2004	2003	2005	2004	2003
Discount rate	6.00%	6.25%	6.75%	5.50%	6.25%	6.75%
Expected long-term rate of return	8.75%	8.75%	8.75%	N/A	N/A	N/A
Compensation/progression rate	4.00%	3.75%	4.00%	N/A	N/A	N/A
Expected long-term rate of return -
Health assets, net of tax	N/A	N/A	N/A	6.85%	6.85%	6.85%
Life assets and non-taxable health assets	N/A	N/A	N/A	8.75%	8.75%	8.75%

The following table represents the PBOP assumed health care cost trend rate for the next year and the assumed ultimate trend rate:

	Year Following December 31,
	2005	2004
Health care cost trend rate assumed for next year	10.00%	7.00%
Rate to which health care cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2011	2007

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

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.  The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

(Millions of Dollars)	One Percentage Point Increase	One Percentage Point Decrease
Effect on total service and interest cost components	$0.1	$(0.1)
Effect on postretirement benefit obligation	$1.6	$(1.4)

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

Estimated Future Benefit Payments:  The following benefit payments, which reflect expected future service, are expected to be paid for the Pension and PBOP plans:

(Millions of Dollars) Year	Pension Benefits	Postretirement Benefits	Government Subsidy
2006	$ 9.2	$ 3.9	$0.4
2007	9.6	4.0	0.5
2008	9.8	4.0	0.5
2009	10.1	4.0	0.5
2010	10.4	3.9	0.5
2011-2015	56.2	19.1	2.8

Government subsidy represents amounts expected to be received from the federal government for the new Medicare prescriptions drug benefit under the PBOP Plan.

Contributions:  WMECO does not expect to make any contributions to the Pension Plan in 2006 and expects to make $4.2 million in contributions to the PBOP Plan in 2006.

Currently, WMECO’s policy is to annually fund an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and Internal Revenue Code.

Postretirement health plan assets for non-union employees are subject to federal income taxes.

4.  Commitments and Contingencies

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

The amounts recorded as environmental liabilities on the consolidated balance sheets represent management’s best estimate of the liability for environmental costs and takes into consideration site assessment and remediation costs.  Based on currently available information for estimated site assessment and remediation costs at December 31, 2005 and 2004, WMECO had $0.4 million and $0.6 million, respectively, recorded as environmental reserves.  A reconciliation of the activity in these reserves at December 31, 2005 and 2004 is as follows:

	For the Years Ended December 31,
(Millions of Dollars)	2005	2004
Balance at beginning of year	$ 0.6	$0.7
Additions and adjustments	0.2	0.3
Payments	(0.4)	(0.4)
Balance at end of year	$ 0.4	$0.6

WMECO currently has 9 sites included in the environmental reserve.  Of those 9 sites, 6 sites are in the remediation or long-term monitoring phase, 2 sites have had some level of site assessment completed and one site is in the preliminary stage of site assessment.

For one site that is included in the company's liability for environmental costs, the information known and nature of the remediation options at that site allows an estimate of the range of losses to be made.  This site is a manufactured gas plant (MGP) site.  At December 31, 2005, $0.1 million has been accrued as a liability for this site, which represents management's best estimate of the liability for environmental costs.  This amount differs from an estimated range of loss from zero to $9 million as management utilizes the probabilistic model approach to make its estimate of the liability for environmental costs.

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

At December 31, 2005, there is one site for which there are unasserted claims; however, any related remediation costs are not probable or estimable at this time.  WMECO's environmental liability also takes into account recurring costs of managing hazardous substances and pollutants, mandated expenditures to remediate previously contaminated sites and any other infrequent and non-recurring clean up costs.

It is possible that new information or future developments could require a reassessment of the potential exposure to related environmental matters.  As this information becomes available, management will continue to assess the potential exposure and adjust the reserves accordingly.

MGP Sites:  MGP sites are sites that manufactured gas from coal and produced certain byproducts that may pose risk to human health and the environment.  At December 31, 2005 and 2004, $0.1 million and $0.3 million, respectively, represent amounts for the site assessment and remediation of MGPs.  WMECO currently has three MGP sites included in its environmental liability.  Of the three MGP sites, one is currently undergoing remediation efforts with the other two MGP sites in the site assessment stage.

On January 19, 2005, the DPUC issued a final decision approving the sale proceeding of a former MGP site that was held for sale at December 31, 2004.  The final decision approved the price of $24 million for the sale of the land and also approved the deferral of the gain in the amount of $14 million ($8.4 million net of tax) of which $0.1 million was attributable to WMECO.  During 2005, the former MGP site was sold to an independent third party.

CERCLA Matters:  The Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA) and its’ amendments or state equivalents impose joint and several strict liabilities, regardless of fault, upon generators of hazardous substances resulting in removal and remediation costs and environmental damages.  Liabilities under these laws can be material and in some instances may be imposed without regard to fault or for past acts that may have been lawful at the time they occurred.  WMECO has one superfund site under CERCLA for which it has been notified that it is a potentially responsible party (PRP).  For sites where there are other PRPs and WMECO is not managing the site assessment and remediation, the liability accrued represents WMECO's estimate of what it will pay to settle its obligations with respect to the site.

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

C.

Spent Nuclear Fuel Disposal Costs

Under the Nuclear Waste Policy Act of 1982 (the Act), WMECO must pay the United States DOE for the disposal of spent nuclear fuel and high-level radioactive waste.  The DOE is responsible for the selection and development of repositories for, and the disposal of, spent nuclear fuel and high-level radioactive waste.  For nuclear fuel used to generate electricity prior to April 7, 1983 (Prior Period Fuel), an accrual has been recorded for the full liability, and payment must be made prior to the first delivery of spent fuel to the DOE.  Until such payment is made, the outstanding balance will continue to accrue interest at the 3-month treasury bill yield rate.  At December 31, 2005 and 2004, fees due to the DOE for the disposal of Prior Period Fuel were $50.9 million and $49.3 million, respectively, including interest costs of $35.3 million and $33.7 million, respectively.  At December 31, 2005, an additional $0.2 million has been included for additional non-DOE fees incurred to date.

During 2004, WMECO established a trust, which holds marketable securities to fund amounts due to the DOE for the disposal of WMECO's prior period fuel.  For further information on this trust, see Note 6, "Marketable Securities," to the consolidated financial statements.

D.

Long-Term Contractual Arrangements

Vermont Yankee Nuclear Power Corporation (VYNPC):  Previously under the terms of its agreement, WMECO paid its ownership (or entitlement) shares of costs, which included depreciation, O&M expenses, taxes, the estimated cost of decommissioning, and a return on invested capital to VYNPC and recorded these costs as purchased-power expenses.  On July 31, 2002, VYNPC consummated the sale of its nuclear generating unit to a subsidiary of Entergy Corporation for approximately $180 million.  WMECO has a commitment to buy approximately 2.5 percent of the plant's output through March of 2012 at a range of fixed prices.  The total cost of purchases under contracts with VYNPC amounted to $4 million in 2005, $4.2 million in 2004, and $4.6 million in 2003.

Electricity Procurement Contracts:  WMECO has entered into various arrangements for the purchase of electricity.  The total cost of purchases under these arrangements amounted to $2 million in 2005, $2.2 million in 2004 and $2.8 million in 2003.  These amounts relate to IPP contracts and do not include contractual commitments related to WMECO's basic and default service.

Hydro-Quebec:  Along with other New England utilities, WMECO has entered into an agreement to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada.  WMECO is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M expenses and capital costs of those facilities.  The total cost of this agreement amounted to $2.5 million in 2005, $2.7 million in 2004 and $2.9 million in 2003.

Yankee Companies FERC-Approved Billings, Subject to Refund:  WMECO has significant decommissioning and plant closure cost obligations to the Yankee Companies.  Each plant has been shut down and is undergoing decommissioning.  The Yankee Companies collect decommissioning and closure costs through wholesale, FERC-approved rates charged under power purchase agreements with several New England utilities, including WMECO.  WMECO in turn passes these costs on to its customers through DTE-approved retail rates.  YAEC and MYAPC received FERC approval to collect all presently estimated decommissioning and closure costs.  On November 23, 2005, YAEC submitted an application to the FERC to increase YAEC's wholesale decommissioning charges.  On January 31, 2006, the FERC issued an order accepting the rate increase, effective February 1, 2006, subject to refund after hearings and settlement judge proceedings.  CYAPC received an order on August 30, 2004 from the FERC allowing collection of its decommissioning and closure costs, subject to refund.  The table of estimated future annual costs below includes the estimated decommissioning and closure costs for YAEC, MYAPC and CYAPC.

Estimated Future Annual Costs:  The estimated future annual costs of WMECO’s significant long-term contractual arrangements are as follows:

(Millions of Dollars)	2006	2007	2008	2009	2010	Thereafter
VYNPC	$ 4.5	$ 4.3	$ 4.3	$ 4.7	$ 4.6	$ 5.8
Electricity procurement contracts	2.3	2.3	2.3	2.3	2.3	-
Hydro-Quebec	2.7	2.6	2.6	2.5	2.5	25.2
Yankee Companies FERC-approved billings, subject to refund	17.6	14.0	12.1	11.5	11.4	-
Totals	$27.1	$23.2	$21.3	$21.0	$20.8	$31.0

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

Both the Connecticut Department of Public Utility Control (DPUC) and Bechtel filed testimony in the FERC proceeding claiming that CYAPC was imprudent in its management of the decommissioning project.  In its testimony, the DPUC recommended a disallowance of $225 million to $234 million out of CYAPC's requested rate increase of approximately $395 million.  WMECO's share of the DPUC's recommended disallowance would be between $21 million to $22 million.  The FERC staff also filed testimony that recommended a $38 million decrease in the requested rate increase claiming that CYAPC should have used a different gross domestic product (GDP) escalator.  WMECO's share of this recommended decrease is $3.6 million.

On November 22, 2005, a FERC administrative law judge (ALJ) issued an initial decision finding no imprudence on CYAPC's part.  However, the ALJ did agree with the FERC staff’s position that a lower GDP escalator should be used for calculating the rate increase and found that CYAPC should recalculate its decommissioning charges to reflect the lower escalator.  Briefs to the full FERC addressing these issues were filed in January and February of 2006, and a final order is expected later in 2006.  Management expects that if the FERC staff's position on the decommissioning GDP cost escalator is found by the FERC to be more appropriate than that used by CYAPC to develop its proposed rates, then CYAPC would review whether to reduce its estimated decommissioning obligation and reduce the customers' obligation, including WMECO.

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

On June 10, 2004, the DPUC and the Connecticut Office of Consumer Counsel (OCC) filed a petition seeking a declaratory order that CYAPC be allowed to recover all decommissioning costs from its wholesale purchasers, including WMECO, but that such purchasers may not be allowed to recover in their retail rates any costs that the FERC might determine to have been imprudently incurred.  On August 30, 2004, the FERC denied this petition.  On September 29, 2004, the DPUC and OCC asked the FERC to reconsider the petition and on October 20, 2005, the FERC denied the reconsideration, holding that the sponsor companies are only obligated to pay CYAPC for prudently incurred decommissioning costs and the FERC has no jurisdiction over the sponsors' rates to their retail customers.  On December 12, 2005, the DPUC sought review of these orders by the United States Court of Appeals for the D.C. Circuit.  The FERC and CYAPC have asked the court to dismiss the case and the DPUC has objected to the dismissal.  WMECO cannot predict the timing or the outcome of these proceedings.

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

YAEC:   In November of 2005, YAEC established an updated estimate of the cost of completing the decommissioning of its plant resulting in an increase of approximately $85 million.  WMECO's share of the increase in estimated costs is $6 million.  This estimate reflects the cost of completing site closure activities from October of 2005 forward and storing spent nuclear fuel and other high level waste on site until 2020.  This estimate projects a total cost of $192.1 million for the completion of decommissioning and long-term fuel storage.  To fund these costs, on November 23, 2005, YAEC submitted an application to the FERC to increase YAEC’s wholesale decommissioning charges.  The DPUC and the Massachusetts attorney general protested these increases.  On January 31, 2006, the FERC issued an order accepting the rate increase, effective February 1, 2006, subject to refund after hearings and settlement judge proceedings.  The hearings have been suspended pending settlement discussions between YAEC, the FERC and other intervenors in the case.  WMECO has a 7 percent ownership interest in YAEC and can predict neither the outcome of this matter nor its ultimate impact on WMECO.

5.  Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

Prior Spent Nuclear Fuel Trust:  During 2004, WMECO established a trust to fund the amounts due to the DOE for its prior spent nuclear fuel obligation.  These investments having a cost basis of $51.1 million and $49.5 million for 2005 and 2004, respectively, were recorded at their fair market value of $50.8 million and $49.3 million at December 31, 2005 and 2004, respectively.  For further information regarding these investments, see Note 6, "Marketable Securities," to the consolidated financial statements.

Long-Term Debt and Rate Reduction Bonds:  The fair value of WMECO’s fixed-rate securities is based upon the quoted market price for those issues or similar issues.  Adjustable rate securities are assumed to have a fair value equal to their carrying value.  The carrying amounts of WMECO’s financial instruments and the estimated fair values are as follows:

	At December 31, 2005
(Millions of Dollars)	Carrying Amount	Fair Value
Long-term debt -
Other long-term debt	$259.9	$259.3
Rate reduction bonds	111.3	117.8

	At December 31, 2004
(Millions of Dollars)	Carrying Amount	Fair Value
Long-term debt -
Other long-term debt	$208.1	$211.7
Rate reduction bonds	122.5	134.3

Other long-term debt includes $51.1 million and $49.3 million of fees and interest due for spent nuclear fuel disposal costs at December 31, 2005 and 2004, respectively.

Other Financial Instruments:  The carrying value of financial instruments included in current assets and current liabilities approximates their fair value.

6.  Marketable Securities

The following is a summary of WMECO's prior spent nuclear fuel trust, which are recorded at their fair market values and are included in current and long-term marketable securities on the accompanying consolidated balance sheets.  Changes in the fair value of these securities are recorded as unrealized gains and losses in accumulated other comprehensive income.   Not included in the amounts below are SERP securities totaling $0.5 million at December 31, 2005 and 2004, which are included in current and long-term marketable securities on the accompanying consolidated balance sheets.

	At December 31,
(Millions of Dollars)	2005	2004
WMECO prior spent nuclear fuel trust	$50.8	$49.3

At December 31, 2005 and 2004, these marketable securities are comprised of the following:

(Millions of Dollars) At December 31, 2005	Amortized Cost	Pre-Tax Gross Unrealized Gains	Pre-Tax Gross Unrealized Losses	Estimated Fair Value
Fixed income securities	$51.1	$0.1	$(0.4)	$50.8

(Millions of Dollars) At December 31, 2004	Amortized Cost	Pre-Tax Gross Unrealized Gains	Pre-Tax Gross Unrealized Losses	Estimated Fair Value
Fixed income securities	$49.5	$ -	$(0.2)	$49.3

At December 31, 2005 and 2004, WMECO evaluated the securities in an unrealized loss position and has determined that none of the related unrealized losses are deemed to be other-than-temporary in nature.  At December 31, 2005 and 2004, the gross unrealized losses and fair value of WMECO's investments that have been in a continuous unrealized loss position for less than 12 months and 12 months or greater were as follows:

	Less than 12 Months		12 Months or Greater		Total
(Millions of Dollars) At December 31, 2005	Estimated Fair Value	Pre-Tax Gross Unrealized Losses	Estimated Fair Value	Pre-Tax Gross Unrealized Losses	Estimated Fair Value	Pre-Tax Gross Unrealized Losses
Fixed income securities	$20.8	$(0.3)	$3.3	$(0.1)	$24.1	$(0.4)

	Less than 12 Months		12 Months or Greater		Total
(Millions of Dollars) At December 31, 2004	Estimated Fair Value	Pre-Tax Gross Unrealized Losses	Estimated Fair Value	Pre-Tax Gross Unrealized Losses	Estimated Fair Value	Pre-Tax Gross Unrealized Losses
Fixed income securities	$30.1	$(0.2)	$ -	$ -	$30.1	$(0.2)

For information related to the change in net unrealized holding gains and losses included in shareholders' equity, see Note 9, "Accumulated Other Comprehensive Income/(Loss)," to the consolidated financial statements.

WMECO utilizes the average cost basis method for the WMECO spent nuclear fuel trust to compute the realized gains and losses on the sale of available-for-sale securities.  For the year ended December 31, 2005, WMECO recognized $0.4 million in realized losses relating to the sale of available-for-sale securities.  There were no realized gains recorded in 2005.  For the year ended December 31, 2005, realized losses of $0.4 million are included in fuel, purchased and net interchange power on the accompanying consolidated statements of income.  There were no realized gains or losses relating to the WMECO spent nuclear fuel trust in 2004 or 2003.  WMECO utilizes the average cost basis method for the prior spent nuclear fuel trust to compute the realized gains and losses on the sale of available-for-sale securities.

Proceeds from the sale of these securities totaled $82.9 million and $55.2 million for the years ended December 31, 2005 and 2004, respectively.

At December 31, 2005, the contractual maturities of the available-for-sale securities are as follows:

(Millions of Dollars)	Amortized Cost	Estimated Fair Value
Less than one year	$20.8	$20.6
One to five years	19.5	19.4
Six to ten years	-	-
Greater than ten years	10.8	10.8
Total	$51.1	$50.8

Amounts above exclude an additional $0.3 million and $0.2 million of SERP securities that are classified as less than one year and one to five years, respectively, and are included on the accompanying consolidated balance sheet at December 31, 2005.

For further information regarding marketable securities, see Note 1O, "Summary of Significant Accounting Policies - Marketable Securities" to the consolidated financial statements.

7.  Leases

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

There were no capital leases, or interest related to these payments, charged to operating expense in 2005, 2004 and 2003.  Operating lease rental payments charged to expense were $3.6 million in 2005, $3.5 million in 2004, and $3.1 million in 2003.  The capitalized portion of operating lease payments was approximately $1.1 million, $0.9 million and $1 million for the years ended 2005, 2004 and 2003, respectively.

Future minimum rental payments excluding executory costs, such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable operating leases, at December 31, 2005 are as follows:

(Millions of Dollars)	Operating Leases
2006	$ 5.2
2007	4.9
2008	4.5
2009	3.8
2010	3.4
Thereafter	10.1
Future minimum lease payments	$31.9

8.  Dividend Restrictions

The Federal Power Act and certain state statutes limit the payment of dividends by WMECO to its retained earnings balance.  At December 31, 2005, retained earnings available for payment of dividends is restricted to $85 million.

9.  Accumulated Other Comprehensive Income/(Loss)

The accumulated balance for each other comprehensive income/(loss) item is as follows:

(Millions of Dollars)	December 31, 2004	Current Period Change	December 31, 2005
Qualified cash flow hedging instruments	$ -	$ 1.0	$ 1.0
Unrealized losses on securities	-	(0.2)	(0.2)
Minimum supplemental executive retirement pension liability adjustments	(0.1)	-	(0.1)
Accumulated other comprehensive (loss)/income	$(0.1)	$ 0.8	$ 0.7

(Millions of Dollars)	December 31, 2003	Current Period Change	December 31, 2004
Minimum supplemental executive retirement pension liability adjustments	$(0.1)	$ -	$(0.1)
Accumulated other comprehensive loss	$(0.1)	$ -	$(0.1)

The changes in the components of other comprehensive loss are reported net of the following income tax effects:

(Millions of Dollars)	2005	2004	2003
Qualified cash flow hedging instruments	$(0.6)	$ -	$ -
Unrealized losses on securities	0.2	-	-
Minimum supplemental executive retirement pension liability adjustments	-	-	-
Accumulated other comprehensive loss	$(0.4)	$ -	$ -

The qualified cash flow hedge activity relates to an interest rate lock hedge entered into by WMECO in 2005 as a result of the decision to sell senior notes.

10. Long-Term Debt

Details of long-term debt outstanding are as follows:

At December 31,	2005	2004
	(Millions of Dollars)
Pollution Control Notes:
Tax Exempt 1993 Series A, 5.85% due 2028	$53.8	$53.8
Other:
Taxable Senior Series A, 5.00% due 2013	55.0	55.0
Taxable Senior Series B, 5.90% due 2034	50.0	50.0
Taxable Senior Series C, 5.24% due 2015	50.0	-
Total Pollution Control Notes and Other	208.8	158.8
Fees and interest due for spent nuclear fuel disposal costs	51.1	49.3
Total pollution control notes and fees and interest for spent nuclear fuel disposal costs	259.9	208.1
Less amounts due within one year	-	-
Unamortized premium and discount, net	(0.4)	(0.4)
Long-term debt	$259.5	$207.7

There are no cash sinking fund requirements or debt maturities for the years 2006 through 2010.

On August 11, 2005, WMECO closed the sale of $50 million 10-year senior notes with an interest rate of 5.24 percent.  Proceeds from this issuance were used to repay short-term borrowings used to finance capital expenditures.

For information regarding fees and interest due for spent nuclear fuel disposal costs, see Note 4C, "Commitments and Contingencies - Spent Nuclear Fuel Disposal Costs," to the consolidated financial statements.

11. Segment Information

Segment information related to the distribution and transmission business for WMECO for the years ended December 31, 2005, 2004 and 2003 is as follows (millions of dollars):

	For the Year Ended December 31, 2005
	Distribution	Transmission	Totals
Operating revenues	$391.1	$18.3	$409.4
Depreciation and amortization	(22.0)	(2.0)	(24.0)
Other operating expenses	(335.6)	(9.3)	(344.9)
Operating income	33.5	7.0	40.5
Interest expense, net of AFUDC	(17.0)	(1.1)	(18.1)
Interest income	0.4	-	0.4
Other income, net	1.4	0.2	1.6
Income tax expense	(7.2)	(2.1)	(9.3)
Net income	$ 11.1	$ 4.0	$ 15.1
Total assets (1)	$946.0	$ -	$946.0
Cash flows for total investments in plant	$ 32.4	$12.3	$ 44.7

	For the Year Ended December 31, 2004
	Distribution	Transmission	Totals
Operating revenues	$363.5	$15.7	$379.2
Depreciation and amortization	(39.2)	(1.8)	(41.0)
Other operating expenses	(295.7)	(7.5)	(303.2)
Operating income	28.6	6.4	35.0
Interest expense, net of AFUDC	(14.4)	(1.4)	(15.8)
Interest income	0.4	-	0.4
Other income, net	-	-	-
Income tax expense	(5.2)	(2.0)	(7.2)
Net income	$ 9.4	$3.0	$ 12.4
Total assets (1)	$922.5	-	$922.5
Cash flows for total investments in plant	$ 33.0	$6.3	$ 39.3

	For the Year Ended December 31, 2003
	Distribution	Transmission	Totals
Operating revenues	$376.0	$15.2	$391.2
Depreciation and amortization	(65.7)	(1.8)	(67.5)
Other operating expenses	(279.8)	(6.3)	(286.1)
Operating income	30.5	7.1	37.6
Interest expense, net of AFUDC	(13.3)	(0.5)	(13.8)
Interest income	1.6	-	1.6
Other income/(loss), net	2.6	(0.1)	2.5
Income tax expense	(9.0)	(2.7)	(11.7)
Net income	$ 12.4	$ 3.8	$ 16.2
Cash flows for total investments in plant	$ 28.2	$ 4.4	$ 32.6

(1)

Information for segmenting total assets between distribution and transmission is not available at December 31, 2005 or 2004.  These distribution and transmission assets are disclosed in the distribution columns above.

Consolidated Quarterly Financial Data (Unaudited)
	Quarter Ended (a) (b)
(Thousands of Dollars)	March 31,	June 30,	September 30,	December 31,
2005
Operating Revenues	$104,335	$93,317	$104,611	$107,130
Operating Income	$ 12,833	$ 8,461	$ 12,193	$ 7,052
Net Income	$ 4,727	$ 2,368	$ 4,857	$ 3,133

2004
Operating Revenues	$97,922	$92,056	$94,238	$95,013
Operating Income	$ 9,911	$10,398	$ 5,918	$ 8,726
Net Income	$ 3,546	$ 3,580	$ 1,537	$ 3,710

Selected Consolidated Financial Data (Unaudited)
(Thousands of Dollars)	2005	2004	2003	2002	2001
Operating Revenues	$409,393	$379,229	$391,178	$369,487	$478,869
Net Income	15,085	12,373	16,212	37,682	14,968
Cash Dividends on Common Stock	7,685	6,485	22,011	16,009	22,000
Net Property, Plant and Equipment (c)	499,317	468,884	447,771	406,209	396,399
Total Assets (d)	945,996	922,472	872,077	853,646	852,662
Rate Reduction Bonds	111,331	122,489	132,960	142,742	152,317
Long-Term Debt (e)	259,487	207,684	157,202	101,991	101,170
Obligations Under Capital Leases (e)	-	-	57	87	110

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

	2005	2004
March 31,	$ 37	$136
June 30,	158	171
September 30,	157	238

(c)

Amount includes CWIP.

(d)

Total assets were not adjusted for cost of removal prior to 2002.

(e)

Includes portions due within one year.

Consolidated Statistics (Unaudited)
	2005	2004	2003	2002	2001

Revenues: (Thousands)
Residential	$190,023	$167,275	$165,871	$158,060	$174,899
Commercial	133,356	128,425	133,122	127,030	157,722
Industrial	59,937	62,347	63,990	60,782	83,752
Wholesale - Other Utilities	19,064	8,646	14,347	9,354	38,893
Streetlighting and Railroads	5,030	4,782	4,817	5,071	5,306
Miscellaneous	1,983	7,754	9,031	9,190	18,297
Total	$409,393	$379,229	$391,178	$369,487	$478,869
Sales: (kWh - Millions)
Residential	1,596	1,546	1,521	1,459	1,389
Commercial	1,616	1,583	1,567	1,523	1,495
Industrial	910	935	909	912	940
Wholesale - Other Utilities	176	169	255	180	864
Streetlighting and Railroads	25	25	26	28	24
Total	4,323	4,258	4,278	4,102	4,712
Customers: (Average)
Residential	186,882	185,083	185,202	183,662	182,688
Commercial	19,174	18,917	18,838	18,516	15,996
Industrial	894	892	897	910	808
Other	714	695	693	672	674
Total	207,664	205,587	205,630	203,760	200,166
Average Annual Use Per Residential Customer (kWh)	8,539	8,353	8,214	7,921	7,476
Average Annual Bill Per Residential Customer	$1,016.82	$903.79	$895.33	$857.84	$941.23
Average Revenue Per kWh:
Residential	11.91¢	10.82¢	10.90¢	10.83¢	12.59¢
Commercial	8.25	8.10	8.50	8.34	10.55
Industrial	6.59	6.67	7.04	6.66	8.91