Form 10-K, Exhibit 13
period 2005-12-31
NORTHEAST UTILITIES; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; CONNECTICUT LIGHT & POWER CO
filed 2006-03-10
CIK 72741, 106170, 315256, 23426

Exhibit 13.3

Management’s Discussion and Analysis

Financial Condition and Business Analysis

Executive Summary

The following items in this executive summary are explained in more detail in this annual report.

Results:

•

Public Service Company of New Hampshire (PSNH or the company) reported earnings of $41.7 million in 2005 compared with earnings of $46.6 million in 2004 and $45.6 million in 2003.  Included in earnings were transmission earnings of $7.8 million, $6.7 million and $7.3 million in 2005, 2004 and 2003, respectively, and distribution earnings of $33.9 million, $39.9 million and $38.3 million in 2005, 2004 and 2003, respectively.

Legislative Items:

•

On August 8, 2005, President Bush signed into law comprehensive federal energy legislation with several provisions affecting PSNH.  As part of this legislation, the Public Utility Holding Company Act of 1935 (PUHCA) was repealed.  Some but not all of the Securities and Exchange Commission's (SEC) responsibilities under PUHCA were transferred to the Federal Energy Regulatory Commission (FERC).

•

The Regional Greenhouse Gas Initiative (RGGI) agreement, signed on December 20, 2005, is a cooperative effort by certain northeastern states to develop a regional program for stabilizing current levels and reducing carbon dioxide (CO2) emissions by ten percent by 2020 from fossil-fired electric generators.  RGGI may impact PSNH’s Merrimack, Newington and Schiller stations.  At this time, the impact of this agreement on PSNH cannot be determined.

•

In November of 2005, PSNH and various legislative, state government and environmental leaders announced that they had reached a consensus to propose legislation to reduce the level of mercury emissions from PSNH’s coal-fired plants by 2013 with incentives for early reductions.  As part of the proposed legislation, PSNH's primary long-term alternative to comply with the proposed legislation would be to install wet scrubber technology at its two Merrimack coal units, which combined generate 433 MW, at a cost of approximately $250 million.  The proposed legislation is being considered during the 2006 legislative session.

Regulatory Items:

•

PSNH has received regulatory approval to recover the increased cost of energy being supplied to its customers in 2006.  This increased cost is primarily the result of increased fuel and purchased power costs.

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

•

On March 6, 2006, the New England Independent System Operator (ISO-NE) and a broad cross-section of critical stakeholders from around the region, including PSNH, filed a comprehensive settlement agreement at the FERC implementing a Forward Capacity Market (FCM) in place of Locational Installed Capacity (LICAP).  The settlement agreement must be approved by the FERC, and the parties have asked for a decision by June 30, 2006.

Liquidity:

•

On October 5, 2005, PSNH issued $50 million of 30-year first mortgage bonds.

•

In 2005, PSNH’s capital expenditures totaled $158.8 million compared with $153.2 million in 2004 and $105.1 million in 2003.  The increased level of capital expenditures was caused primarily by higher distribution and generation capital expenditures.

•

Cash flows from operations decreased by $47.5 million to $155.3 million in 2005 from $202.8 million in 2004.

Overview

PSNH is a wholly owned subsidiary of Northeast Utilities (NU).  NU’s other regulated electric subsidiaries include The Connecticut Light and Power Company (CL&P) and Western Massachusetts Electric Company (WMECO).

PSNH earned $41.7 million in 2005, compared with $46.6 million in 2004 and $45.6 million in 2003.  Included in earnings were transmission earnings of $7.8 million, $6.7 million and $7.3 million in 2005, 2004 and 2003, respectively, and distribution earnings of $33.9 million, $39.9 million and $38.3 million in 2005, 2004 and 2003, respectively.  PSNH's distribution and generation earnings in 2005 were lower primarily due to a lower ROE on the generation facilities in 2005 and higher interest and operating expenses, partially offset by delivery rate increases of $3.5 million in October of 2004 and $10 million in June of 2005.

PSNH's retail electric sales were positively impacted by weather in 2005, particularly by an unseasonably hotter than average third quarter of 2005, which increased electricity consumption.  Retail electric sales increased 1.9 percent over 2004; however, on a weather adjusted basis, retail electric sales decreased 0.2 percent.

With a commodity-driven rate increase taking effect early in 2006 and the weather being much milder to date in 2006, management is concerned that actual sales could be lower in 2006 than in 2005.  While sales volume does not affect transmission business earnings positively or negatively, lower electric sales do negatively affect distribution company earnings.

Liquidity

Cash flows from operations decreased by $47.5 million to $155.3 million in 2005 from $202.8 million in 2004.  The decrease in cash flows is primarily due to an increase in regulatory refunds, higher tax payments, payments made relating to the emissions allowance program and a decrease in accounts payable related to an intercompany billing and construction costs.

Cash flows from operations increased by $119.9 million from $82.9 million in 2003 to $202.8 million in 2004.  The increase in cash flows from operations was primarily the result of an increase in amortization of regulatory assets and lower income taxes paid in 2004 than 2003.

On October 5, 2005, PSNH issued $50 million of 30-year first mortgage bonds with an interest rate of 5.60 percent, the proceeds from which were used to repay short-term borrowings used to finance capital expenditures.

On December 9, 2005, PSNH amended its 5-year unsecured revolving credit facility by extending the termination date by one year to November 6, 2010.  The company can borrow up to $100 million on a short-term basis, or subject to regulatory approvals, on a long-term basis.  At December 31, 2005, there were no borrowings outstanding under this facility.  At December 31, 2004, PSNH had $10 million in borrowings under this credit facility.

PSNH's senior secured debt is rated A3, BBB and BBB+ with a stable outlook by Moody's Investors Service (Moody's), Standard and Poor's (S&P) and Fitch Ratings, respectively.

In 2005, PSNH paid approximately $42.4 million to NU in the form of common dividends.

Capital expenditures described herein are cash capital expenditures and exclude cost of removal, allowance for funds used during construction (AFUDC) and the capitalized portion of pension income.  PSNH’s capital expenditures totaled $158.8 million in 2005, compared with $153.2 million in 2004 and $105.1 million in 2003.  The increase in PSNH's capital expenditures was primarily the result of higher distribution and generation capital expenditures, which totaled $131.9 million in 2005 compared with $123.1 million in 2004 and $78.2 million in 2003.

Business Development and Capital Expenditures

In 2005, PSNH’s capital expenditures totaled $158.8 million compared with $153.2 million in 2004, and $105.1 million in 2003.  PSNH's distribution and generation capital expenditures totaled $131.9 million in 2005, compared with $123.1 million and $78.2 million in 2004 and 2003, respectively.  Total capital expenditures include $45 million related to the conversion of a 50 MW coal-fired unit at Schiller Station in Portsmouth, New Hampshire to burn wood (Northern Wood Power Project).  The Northern Wood Power Project began in late 2004 and is expected to achieve commercial generation in the second half of 2006.  The NHPUC's 2004 approval of the project was appealed to the New Hampshire Supreme Court by some of New Hampshire's existing wood-fired generating plant owners.  The Supreme Court upheld the NHPUC's finding that the project is in the public interest and, as a result, the project was able to proceed in accordance with the original schedule.  This project is approximately 90 percent complete and PSNH has capitalized $64.7 million related to this project at December 31, 2005.

In 2005, PSNH also spent $26.9 million on upgrading and expanding its electric transmission system.

PSNH currently forecasts distribution and generation expenditures of approximately $500 million from 2006 through 2010.  In addition, approximately $250 million of transmission projects is currently forecasted from 2006 to 2010, totaling approximately $750 million in total capital projects.  PSNH estimates total annual capital expenditures of approximately $150 million from 2006 through 2010.

Transmission Access and FERC Regulatory Changes

In January of 2005, the New England transmission owners approved activation of the New England Regional Transmission Organization (RTO) which occurred on February 1, 2005.  PSNH is now a member of the New England RTO and provides regional open access transmission service over its transmission system under the New England Independent System Operator (ISO-NE) Transmission, Markets and Services Tariff, FERC Electric

Tariff No. 3 and local open access transmission service under the ISO-NE Transmission, Markets and Services Tariff, FERC Electric No. 3, Schedule 21 - NU.

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

In November of 2005, the FERC announced that it was considering a number of proposals to provide financial incentives for the construction of high-voltage electric transmission in the United States.  Those proposals included reflecting in rate base 100 percent of the cost of construction work in progress (CWIP); accelerated recovery of depreciation; imputing hypothetical capital structures in ratemaking; establishing ROEs for transmission owners that join RTOs; and other incentives that could improve the earnings and/or cash flows associated with PSNH’s transmission capital expenditures.  Comments on the FERC proposals were submitted in January of 2006, and final rules are expected by the summer of 2006.

Legislative Matters

Federal Energy Legislation:  On August 8, 2005, President Bush signed into law comprehensive energy legislation.  Among provisions potentially affecting PSNH are the repeal of PUHCA, FERC backstop siting authority for transmission, transmission pricing and rate reform, renewable production tax credits, and accelerated depreciation for certain new electric and gas facilities. The renewable production tax credits provision is expected to save PSNH approximately $3 million annually in federal income taxes for the first 10 years after the Northern Wood Power Project becomes operational.  The accelerated depreciation provision, assuming timely rate recovery, is expected to increase PSNH’s cash flows by more than $0.6 million annually.  As part of this legislation, some but not all of the SEC's responsibilities under PUHCA were transferred to the FERC.

Environmental Legislation:  The RGGI is a cooperative effort by certain northeastern states to develop a regional program for stabilizing and ultimately reducing CO2 emissions from fossil-fired electric generators.  This initiative proposed to stabilize CO2 emissions at current levels and require a ten percent reduction by 2020.  The RGGI agreement was signed on December 20, 2005 by the states of Connecticut, Delaware, Maine, New Jersey, New Hampshire, New York, and Vermont.  Each state commits to propose for approval legislative and regulatory mechanisms to implement the program.  RGGI may impact PSNH’s Merrimack, Newington and Schiller stations.  At this time, the impact of this agreement on PSNH cannot be determined.

The New Hampshire legislature is considering a bill in its 2006 legislative session that would place strict limitations on the level of mercury that PSNH’s existing generation plants can emit.  Legislation was first proposed in the 2005 session and passed by the New Hampshire senate in 2005 which would require PSNH to achieve fixed annual caps as early as 2009.  The bill was subsequently defeated by the New Hampshire House of Representatives early in 2006.  The legislature will now take up a new bill that requires PSNH to reduce power plant mercury emissions by at least 80 percent by 2013 while providing incentives for early reductions.  Management has been reviewing the proposed legislation.  PSNH’s primary long-term alternative is to install wet scrubber equipment at its Merrimack Station at a cost of approximately $250 million.  PSNH’s other alternatives include the use of carbon injection pollution control equipment, reducing operating capacity of its plants and possible retirement or repowering of one or more of its generating units.  While state law and PSNH's restructuring agreement provide for the recovery of its generation costs, including the cost to comply with state environmental regulations, at this time management is unable to determine the impact of any potential new legislation on PSNH's net income or financial position.

Regulatory Issues and Rate Matters

Transmission - Wholesale Rates:  Wholesale transmission revenues are based on rates and formulas that are approved by the FERC. Most of PSNH’s wholesale transmission revenues are collected through a combination of the RNS tariff and PSNH's LNS tariff.  PSNH's RNS rate is reset on June 1 of each year.  PSNH’s LNS rate is reset on January 1 and June 1 of each year.  On January 1, 2006, PSNH’s LNS rates increased PSNH's wholesale revenues by $3.2 million on an annualized basis.  The LNS and RNS rates to be effective on June 1, 2006 have not yet been determined.  Additionally, PSNH’s LNS tariff provides for a true-up to actual costs, which ensures that PSNH's transmission business recovers its total transmission revenue requirements, including the allowed ROE.  At December 31, 2005, this true-up resulted in the recognition of a $0.6 million regulatory liability.

Transmission - Retail Rates:  A significant portion of the PSNH transmission business revenue comes from the ISO-NE charges to the distribution business.  The distribution business recovers these costs through the retail rates that are charged to its retail customers.  PSNH does not currently have a retail transmission rate tracking mechanism.

LICAP:  In March of 2004, ISO-NE proposed at the FERC an administratively determined electric generation capacity pricing mechanism known as LICAP, intended to provide a revenue stream sufficient to maintain existing generation assets and encourage the construction of new generation assets at levels sufficient to serve peak load, plus fixed reserve and contingency margins.

After opposition from state regulators, utilities and various Congressional delegations, the FERC ordered settlement negotiations before an ALJ to determine whether there was an acceptable alternative to LICAP.  On March 6, 2006, ISO-NE and a broad cross-section of critical stakeholders from around the region, including PSNH, filed a comprehensive settlement agreement at the FERC implementing a FCM in place of LICAP.  The settlement agreement provides for a fixed level of compensation to generators from December 1, 2006 through May 31, 2010 without regard to location in New England, and annual forward capacity auctions, beginning in 2008, for the 1-year period ending on May 31, 2011, and annually thereafter.  The settlement agreement must be approved by the FERC, and the parties have asked for a decision by June 30, 2006.  According to preliminary estimates, FCM would require PSNH to pay approximately $80 million during the 3½-year transition period.  PSNH will incur charges and would be able to recover these costs from its customers.

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

On September 30, 2005, PSNH filed a petition with the NHPUC requesting a change in ES rates for the period February 1, 2006 through January 31, 2007.  On December 14, 2005, PSNH and other parties, including the NHPUC staff and the OCA, filed a stipulation and settlement agreement related to the September 30, 2005 filing.  A provision of the settlement agreement included an allowance to implement deferred accounting treatment for asset retirement obligations (AROs) that PSNH is required to recognize under generally accepted accounting principles, including the future amortization of these ARO deferrals.

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

SCRC Reconciliation Filing:  The SCRC allows PSNH to recover its stranded costs.  On an annual basis, PSNH files with the NHPUC a SCRC reconciliation filing for the preceding calendar year.  This filing includes the reconciliation of stranded cost revenues and costs and ES revenues and costs.  The NHPUC reviews the filing, including a prudence review of the operations within PSNH‘s generation business segment.  The cumulative deferral of SCRC revenues in excess of costs was $303.3 million at December 31, 2005.  This cumulative deferral will decrease the amount of non-securitized stranded costs to be recovered from PSNH's customers in the future from $368 million to $64.7 million.

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

On November 11, 2005, the IPPs filed motions with the NHPUC seeking to disqualify two of the three NHPUC commissioners from participating in this proceeding.  As a result, on December 7, 2005, the IPPs then filed an interlocutory appeal with the New Hampshire Supreme Court (Supreme Court) on the basis that the forum for resolving this dispute is in state superior court.  On December 27, 2005, PSNH and the New Hampshire Attorney General’s Office (representing the NHPUC) each filed motions for summary disposition with the Supreme Court.  On February 7, 2006, the

Supreme Court declined to accept the IPPs interrogatory appeal.  As a result the matter will return to the NHPUC for a decision.  PSNH recovers the over-market cost of the IPP contracts through the SCRC.

Deferred Contractual Obligations

FERC Proceedings:  In 2003 the Connecticut Yankee Atomic Power Company (CYAPC) increased the estimated decommissioning and plant closure costs for the period 2000 through 2023 by approximately $395 million over the April 2000 estimate of $436 million approved by the FERC in a 2000 rate case settlement.  The revised estimate reflects the increases in the projected costs of spent fuel storage, increased security and liability and property insurance costs, and the fact that CYAPC is now self performing all work to complete the decommissioning of the plant due to the termination of the decommissioning contract with Bechtel Power Corporation (Bechtel) in July of 2003.  PSNH's share of CYAPC's increase in decommissioning and plant closure costs is approximately $20 million.  On July 1, 2004, CYAPC filed with the FERC for recovery seeking to increase its annual decommissioning collections from $16.7 million to $93 million for a six-year period beginning on January 1, 2005.  On August 30, 2004, the FERC issued an order accepting the rates, with collection beginning on February 1, 2005, subject to refund.

Both the Connecticut Department of Public Utility Control (DPUC) and Bechtel filed testimony in the FERC proceeding claiming that CYAPC was imprudent in its management of the decommissioning project.  In its testimony, the DPUC recommended a disallowance of $225 million to $234 million out of CYAPC's requested rate increase of approximately $395 million.  PSNH's share of the DPUC's recommended disallowance would be between $11 million to $12 million.  The FERC staff also filed testimony that recommended a $38 million decrease in the requested rate increase claiming that CYAPC should have used a different gross domestic product (GDP) escalator.  PSNH's share of this recommended decrease is $1.9 million.

On November 22, 2005, a FERC ALJ issued an initial decision finding no imprudence on CYAPC's part.  However, the ALJ did agree with the FERC staff’s position that a lower GDP escalator should be used for calculating the rate increase and found that CYAPC should recalculate its decommissioning charges to reflect the lower escalator.  Briefs to the full FERC addressing these issues were filed in January and February of 2006, and a final order is expected later in 2006.  Management expects that if the FERC staff's position on the decommissioning GDP cost escalator is found by the FERC to be more appropriate than that used by CYAPC to develop its proposed rates, then CYAPC would review whether to reduce its estimated decommissioning obligation and reduce the customers' obligation, including PSNH.

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

On June 10, 2004, the DPUC and the Connecticut Office of Consumer Counsel (OCC) filed a petition seeking a declaratory order that CYAPC be allowed to recover all decommissioning costs from its wholesale purchasers, including PSNH, but that such purchasers may not be allowed to recover in their retail rates any costs that the FERC might determine to have been imprudently incurred.  On August 30, 2004, the FERC denied this petition.  On September 29, 2004, the DPUC and OCC asked the FERC to reconsider the petition and on October 20, 2005, the FERC denied the reconsideration, holding that the sponsor companies are only obligated to pay CYAPC for prudently incurred decommissioning costs and the FERC has no jurisdiction over the sponsors' rates to their retail customers.  On December 12, 2005, the DPUC sought review of these orders by the United States Court of Appeals for the D.C. Circuit.  The FERC and CYAPC have asked the court to dismiss the case and the DPUC has objected to a dismissal.  PSNH cannot predict the timing or the outcome of these proceedings.

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

Spent Nuclear Fuel Litigation:  CYAPC, Yankee Atomic Energy Company (YAEC) and Maine Yankee Atomic Power Company (MYAPC) (Yankee Companies) also commenced litigation in 1998 charging that the federal government breached contracts it entered into with each company in 1983 under the Act.  Under the Act, the Department of Energy (DOE) was to begin removing spent nuclear fuel from the nuclear plants of the Yankee Companies no later than January 31, 1998 in return for payments by each company into the nuclear waste fund.  No fuel has been collected by the DOE, and spent nuclear fuel is stored on the sites of the Yankee Companies' plants.  The Yankee Companies collected the funds for payments into the nuclear waste fund from wholesale utility customers under FERC-approved contract rates.  The wholesale utility customers in turn collect these payments from their retail electric customers.  The Yankee Companies' individual damage claims attributed to the government's breach ranging between $523 million and $543 million are specific to each plant and include incremental storage, security, construction and other costs through 2010.  The CYAPC damage claim ranges from $186 million to $198 million, the YAEC damage claim ranges from $177 million to $185 million and the MYAPC damage claim is $160 million.  The DOE trial ended on August 31, 2004 and a verdict has not been reached.  Post-trial findings of facts and final briefs were filed by the parties in January of 2005.  The Yankee Companies' current rates do not include an amount for recovery of damages in this matter.  Management can predict neither the outcome of this matter nor its ultimate impact on PSNH.

YAEC:  In November of 2005, YAEC established an updated estimate of the cost of completing the decommissioning of its plant resulting in an increase of approximately $85 million.  PSNH’s share of the increase in estimated costs is $6 million.  This estimate reflects the cost of completing site closure activities from October of 2005 forward and storing spent nuclear fuel and other high level waste on site until 2020.  This estimate projects a total cost of $192.1 million for the completion of decommissioning and long-term fuel storage.  To fund these costs, on November 23, 2005, YAEC submitted an application to the FERC to increase YAEC’s wholesale decommissioning charges.  The DPUC and the Massachusetts attorney general protested these increases.  On January 31, 2006, the FERC issued an order accepting the rate increase, effective February 1, 2006, subject to refund after hearings and settlement judge proceedings.  The hearings have been suspended pending settlement discussions between YAEC, the FERC and other intervenors in the case.  PSNH has a 7 percent ownership interest in YAEC and can predict neither the outcome of this matter nor its ultimate impact on PSNH.

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

Wholesale transmission revenues are based on rates and formulas that are approved by the FERC.  Most of PSNH’s wholesale transmission revenues are collected through a combination of the RNS tariff and PSNH's LNS tariff.  The RNS tariff, which is administered by the ISO-NE, recovers the revenue requirements associated with transmission facilities that are deemed by the FERC to be Pool Transmission Facilities.  The LNS tariff, which was accepted by the FERC, provides for the recovery of PSNH’s total transmission revenue requirements, net of revenue credits received from various rate components, including revenues received under the RNS rates.  At December 31, 2005, this true up has resulted in the recognition of a $0.6 million regulatory liability.

A significant portion of PSNH’s transmission business revenue comes from ISO-NE charges to PSNH’s electric distribution business.  PSNH recovers these costs through the retail rates that are charged to its retail customers.  PSNH does not currently have a retail transmission rate tracking mechanism.

Unbilled Revenues:  Unbilled revenues represent an estimate of electricity or gas delivered to customers that has not yet been billed.  Unbilled revenues are included in revenue on the accompanying consolidated statements of income and are assets on the accompanying consolidated balance sheets that are reclassified to accounts receivable in the following month as customers are billed.

The estimate of unbilled revenues is sensitive to numerous factors that can significantly impact the amount of revenues recorded. Estimating the impact of these factors is complex and requires management’s judgment.  The estimate of unbilled revenues is important to PSNH’s consolidated financial statements as adjustments to that estimate could significantly impact operating revenues and earnings.

Through December 31, 2004, PSNH estimated unbilled revenues monthly using the requirements method.  The requirements method utilized the total monthly volume of electricity or gas delivered to the system and applied a delivery efficiency (DE) factor to reduce the total monthly volume by an estimate of delivery losses in order to calculate total estimated monthly sales to customers.  The total estimated monthly sales amount less the total monthly billed sales amount resulted in a monthly estimate of unbilled sales.  Unbilled revenues were estimated by first allocating sales to the respective rate classes, then applying an average rate to the estimate of unbilled sales.  The estimated DE factor had a significant impact on estimated unbilled revenue amounts.

In the first quarter of 2005, management adopted a new method to estimate unbilled revenues for PSNH.  The new method allocates billed sales to the current calendar month based on the daily load for each billing cycle (DLC method.)  The billed sales are subtracted from total calendar month sales to estimate unbilled sales.  The impact of adopting the new method was not material.  This new method replaces the requirements method described previously.

Regulatory Accounting:  The accounting policies of PSNH historically reflect the effects of the rate-making process in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71).  The transmission, distribution and generation businesses of PSNH continue to be cost-of-service rate regulated, and management believes the application of SFAS No. 71 to those businesses continues to be appropriate.  Management must reaffirm this conclusion at each balance sheet date.  If, as a result of a change in circumstances, it is determined that any portion of the company no longer meets the criteria of regulatory accounting under SFAS No. 71, that portion of the company will have to discontinue regulatory accounting and write-off the respective regulatory assets and liabilities.  Such a write-off could have a material impact on PSNH’s consolidated financial statements.

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

Presentation:  In accordance with current accounting pronouncements, PSNH’s consolidated financial statements include all subsidiaries upon which control is maintained and all variable interest entities (VIE).  Determining whether the company is the primary beneficiary of a VIE is subjective and requires management’s judgment.  There are certain variables taken into consideration to determine whether the company is considered the primary beneficiary to the VIE.  A change in any one of these variables could require the company to reconsider whether or not it is the primary beneficiary of the VIE.  All intercompany transactions between these subsidiaries are eliminated as part of the consolidation process.

PSNH has less than 50 percent ownership interests in CYAPC, YAEC and MYAPC.  PSNH does not control these companies and does not consolidate them in its financial statements.  PSNH accounts for the investments in these companies using the equity method.  Under the equity method, PSNH records its ownership share of the earnings or losses at these companies.  Determining whether or not PSNH should apply the equity method of accounting for an investment requires management judgment.

In December of 2003, the Financial Accounting Standards Board (FASB) issued a revised version of FASB Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities," (FIN 46R).  FIN 46R was effective for PSNH for the first quarter of 2004 and did not have an impact on PSNH’s consolidated financial statements.

Pension and Postretirement Benefits Other Than Pensions (PBOP):  PSNH participates in a uniform noncontributory defined benefit retirement plan (Pension Plan) covering substantially all regular PSNH employees.  PSNH also participates in a postretirement benefit plan (PBOP Plan) to provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees.  For each of these plans, the development of the benefit obligation, fair value of plan assets, funded status and net periodic benefit credit or cost is based on several significant assumptions.  If these assumptions were changed, the resulting change in benefit obligations, fair values of plan assets, funded status and net periodic benefit credits or costs could have a material impact on PSNH’s consolidated financial statements.

Pre-tax periodic pension expense for the Pension Plan totaled an expense of $18.1 million, $12.4 million and $6.8 million for the years ended December 31, 2005, 2004 and 2003, respectively.  The pension expense amounts exclude one-time items recorded under SFAS No. 88, "Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."

Not included in the pension expense amount are pension amounts related to intercompany allocations totaling $2.2 million, $0.7 million and $(0.2) million for the years ended December 31, 2005, 2004 and 2003, respectively, including pension curtailment and termination benefit expenses of $0.6 million and $0.1 million for the years ended December 31, 2005 and 2004, respectively.  These amounts are included in other operating expenses on the accompanying consolidated financial statements.

The pre-tax net PBOP Plan cost, excluding curtailment expense, totaled $9.4 million, $7.5 million and $6.2 million for the years ended December 31, 2005, 2004 and 2003, respectively.

On December 15, 2005, the NU Board of Trustees approved a benefit for new non-union employees hired on and after January 1, 2006 to receive retirement benefits under a new 401(k) benefit rather than under the Pension Plan.  Non-union employees actively employed on December 31, 2005 will be given the choice in 2006 to elect to continue participation in the Pension Plan or instead receive a new employer contribution under the 401(k) Savings Plan effective January 1, 2007.  If the new benefit is elected, their accrued pension liability in the Pension Plan will be frozen as of December 31, 2006.  Non-union employees will make this election in the second half of 2006.  This decision resulted in the recording of an estimated pre-tax curtailment expense of $1.1 million in 2005, as a certain number of employees are expected to elect the new 401(k) benefit, resulting in a reduction in aggregate estimated future years of service under the Pension Plan.  Management estimated the amount of the curtailment expense associated with this change based upon actuarial calculations and certain assumptions, including the expected level of transfers to the new 401(k) benefit.  Any adjustments to this estimate resulting from actual employee elections will be recorded in 2006.

There were no curtailments or termination benefits recorded for the Pension Plan in 2004 or 2003 or the PBOP Plan in 2005, 2004 or 2003.

Long-Term Rate of Return Assumptions:  In developing the expected long-term rate of return assumptions, PSNH evaluated input from actuaries and consultants, as well as long-term inflation assumptions and PSNH’s historical 20-year compounded return of approximately 11 percent.  PSNH’s expected long-term rates of return on assets is based on certain target asset allocation assumptions and expected long-term rates of return.  PSNH believes that 8.75 percent is a reasonable long-term rate of return on Pension Plan and PBOP Plan assets (life assets and non-taxable health assets) and 6.85 percent for PBOP health assets, net of tax for 2005.  PSNH will continue to evaluate these actuarial assumptions, including the expected rate of return, at least annually, and will adjust the appropriate assumptions as necessary.  The Pension Plan’s and PBOP Plan’s target asset allocation assumptions and expected long-term rates of return assumptions by asset category are as follows:

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

The actual asset allocations at December 31, 2005 and 2004 approximated these target asset allocations.  PSNH routinely reviews the actual asset allocations and periodically rebalances the investments to the targeted asset allocations when appropriate.  For information regarding actual asset allocations, see Note 3, "Pension Benefits and Postretirement Benefits Other Than Pensions," to the consolidated financial statements.

Actuarial Determination of Income and Expense:  PSNH bases the actuarial determination of Pension Plan and PBOP Plan income/expense on a market-related valuation of assets, which reduces year-to-year volatility.  This market-related valuation calculation recognizes investment gains or losses over a four-year period from the year in which they occur.  Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the fair value of assets.  Since the market-related valuation calculation recognizes gains or losses over a four-year period, the future value of the market-related assets will be impacted as previously deferred gains or losses are recognized.  There will be no impact on the fair value of Pension Plan and PBOP Plan assets in the trust funds of these plans.

At December 31, 2005, the Pension Plan had cumulative unrecognized investment gains of $7.4 million, which will decrease pension expense over the next four years.  At December 31, 2005, the Pension Plan had cumulative unrecognized actuarial losses of $73.3 million, which will increase pension expense over the expected future working lifetime of active Pension Plan participants, or approximately 13 years.  The combined total of unrecognized investment gains and actuarial losses at December 31, 2005 is a net unrecognized loss of $65.9 million.  These gains and losses impact the determination of pension expense and the actuarially determined accrued pension amount recorded on the consolidated balance sheets but have no impact on expected Pension Plan funding.

At December 31, 2005, the PBOP Plan had cumulative unrecognized investment gains of $9.3 million, which will decrease PBOP Plan expense over the next four years.  At December 31, 2005, the PBOP Plan also had cumulative unrecognized actuarial losses of $38.8 million, which will increase PBOP Plan expense over the expected future working lifetime of active PBOP Plan participants, or approximately 13 years.  The combined total of unrecognized investment gains and actuarial losses at December 31, 2005 is a net unrecognized loss of $29.5 million.  These gains and losses impact the determination of PBOP Plan cost and the actuarially determined accrued PBOP Plan cost recorded on the consolidated balance sheets.

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

	Pension Plan		Postretirement Plan
Year	Expected Contributions	Forecasted Expense	Expected Contributions	Forecasted Expense
2006	$ 0.0	$20.8	$9.6	$9.6
2007	$ 0.0	$20.4	$8.1	$8.1
2008	$ 0.0	$21.0	$7.7	$7.7

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

Sensitivity Analysis:  The following represents the increase/(decrease) to the Pension Plan's and PBOP Plan's reported cost as a result of the change in the following assumptions by 50 basis points (in millions):

	At December 31,
	Pension Plan		Postretirement Plan
Assumption Change	2005	2004	2005	2004
Lower long-term rate of return	$ 0.9	$ 1.0	$0.2	$0.1
Lower discount rate	2.6	2.2	0.2	0.2
Lower compensation increase	$(1.2)	$(0.9)	N/A	N/A

Plan Assets:  The market-related value of the Pension Plan assets has increased by $0.7 million to $202.3 million at December 31, 2005.  The projected benefit obligation (PBO) for the Pension Plan has also increased by $30.5 million to $354.6 million at December 31, 2005.  These changes have increased the underfunded status of the Pension Plan on a PBO basis from an underfunded position of $122.5 million at December 31, 2004 to an underfunded position of $152.3 million at December 31, 2005.  The PBO includes expectations of future employee compensation increases.  The accumulated benefit obligation (ABO) of the Pension Plan was approximately $106.6 million more than Pension Plan assets at December 31, 2005 and approximately $69.1 million more than Pension Plan assets at December 31, 2004.  The ABO for the entire NU plan is the obligation for employee service and compensation provided through December 31, 2005.  Under current accounting rules, if the ABO for the entire NU plan exceeds the entire NU Pension Plan assets at a future plan measurement date, PSNH will record its share of the additional minimum liability.  PSNH has not made employer contributions to the Pension Plan since 1991.

The value of PBOP Plan assets has increased from $34.6 million at December 31, 2004 to $39.9 million at December 31, 2005.  The benefit obligation for the PBOP Plan has also increased from $79.7 million at December 31, 2004 to $87 million at December 31, 2005.  These changes have increased the underfunded status of the PBOP Plan on an accumulated projected benefit obligation basis from $45.1 million at December 31, 2004 to $47.1 million at December 31, 2005.  PSNH has made a contribution each year equal to the PBOP Plan’s postretirement benefit cost, excluding curtailment and termination benefits.

Health Care Cost:  The health care cost trend assumption used to project increases in medical costs was 7 percent for 2005 and 8 percent for 2004, decreasing one percentage point per year to an ultimate rate of 5 percent in 2007.  For December 31, 2005 disclosure purposes, the health care cost trend assumption was reset for 2006 at 10 percent, decreasing one percentage point per year to an ultimate rate of 5 Percent in 2011.  The effect of increasing the health care cost trend by one percentage point would have increased service and interest lost components of the PBOP Plan cost by $0.2 million in 2005 and $0.1 million in 2004.

Income Taxes:  Income tax expense is calculated each year in each of the jurisdictions in which PSNH operates.  This process involves estimating PSNH’s actual current tax exposures as well as assessing temporary differences resulting from differing treatment of items, such as timing of the deduction and expenses for tax and book accounting purposes.  These differences result in deferred tax assets and liabilities, which are included in PSNH’s consolidated balance sheets.  The income tax estimation process impacts all of PSNH’s segments and adjustments made to income taxes could significantly affect PSNH’s consolidated financial statements.  Management must also assess the likelihood that deferred tax assets will be recovered from future taxable income, and to the extent that recovery is not likely, a valuation allowance must be established.  Significant management judgment is required in determining income tax expense, deferred tax assets and liabilities and valuation allowances.

PSNH accounts for deferred taxes under SFAS No. 109, "Accounting for Income Taxes."  For temporary differences recorded as deferred tax liabilities that will be recovered in rates in the future, PSNH has established a regulatory asset.  The regulatory asset amounted to $35.9 million and $37.5 million at December 31, 2005 and 2004, respectively.  Regulatory agencies in the jurisdictions in which PSNH operates require the tax effect of specific temporary differences to be "flowed through" to utility customers.  Flow through treatment means that deferred tax expense is not recorded on the consolidated statements of income.  Instead, the tax effect of the temporary difference impacts both amounts for income tax expense currently included in customers’ rates and the company’s net income.  Flow through treatment can result in effective income tax rates that are significantly different than expected income tax rates.  Recording deferred taxes on flow through items is required by SFAS No. 109, and the offset to the deferred tax amounts is the regulatory asset referred to above.

A reconciliation from expected tax expense at the statutory federal income tax rate to actual tax expense recorded is included in the accompanying footnotes to the consolidated financial statements.  See Note 1H, "Summary of Significant Accounting Policies - Income Taxes," to the consolidated financial statements, for further information.

The estimates that are made by management in order to record income tax expense, accrued taxes and deferred taxes are compared each year to the actual tax amounts filed on PSNH’s income tax returns.  The income tax returns were filed in the fall of 2005 for the 2004 tax year, and PSNH recorded differences between income tax expense, accrued taxes and deferred taxes on its consolidated financial statements and the amounts that were on its income tax returns.

Depreciation:  Depreciation expense is calculated based on an asset’s useful life, and judgment is involved when estimating the useful lives of certain assets.  A change in the estimated useful lives of these assets could have a material impact on PSNH’s consolidated financial statements absent timely rate relief for PSNH's assets.

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

PSNH has a regulatory recovery mechanism in place for environmental costs.  Accordingly, regulatory assets have been recorded for certain of PSNH’s environmental liabilities.  As of December 31, 2005 and 2004, $7 million and $8.9 million, respectively, have been recorded as regulatory assets on the accompanying consolidated balance sheets.

Asset Retirement Obligations:  On March 30, 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations - an Interpretation of FASB Statement No. 143."  FIN 47 requires an entity to recognize a liability for the fair value of an ARO that is conditional on a future event if the liability’s fair value can be reasonably estimated.  PSNH adopted FIN 47 on December 31, 2005.  Upon adoption, management identified several conditional removal obligations that have been accounted for as AROs.  For further information regarding the adoption of FIN 47, see Note 1L, "Summary of Significant Accounting Policies - Asset Retirement Obligations," to the consolidated financial statements.

Under SFAS No. 71, PSNH recovers amounts in rates for future costs of removal of plant assets.  At December 31, 2005 and 2004, these amounts totaling $85.7 million and $87.6 million, respectively, are classified as regulatory liabilities on the accompanying consolidated balance sheets.

Special Purpose Entities:  During 2001 and 2002, to facilitate the issuance of rate reduction bonds intended to finance certain stranded costs, PSNH established two special purpose entities:  PSNH Funding LLC and PSNH Funding LLC 2.  The funding companies were created as part of a state-sponsored securitization program.  The funding companies are restricted from engaging in non-related activities and are required to operate in a manner intended to reduce the likelihood that they would be included in PSNH’s bankruptcy estate if it ever became involved in a bankruptcy proceeding.  The funding companies and the securitization amounts are consolidated in the accompanying consolidated financial statements.

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

Accounting Standards Issued But Not Yet Adopted:

Accounting Changes and Error Corrections: In May of 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections."  SFAS No. 154 is effective beginning on January 1, 2006 for PSNH and requires retrospective application to prior periods’ financial statements of voluntary changes in accounting principles.  It also applies to accounting changes required by a new accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.  SFAS No. 154 does not change previous guidance for reporting the correction of an error in previously issued financial statements or a change in accounting estimate.  Implementation of SFAS No. 154 on January 1, 2006 is not expected to affect PSNH’s consolidated financial statements until such time that its provisions are required to be applied as described above.

Contractual Obligations and Commercial Commitments:  Information regarding PSNH’s contractual obligations and commercial commitments at December 31, 2005 is summarized through 2010 and thereafter as follows:

(Millions of Dollars)	2006	2007	2008	2009	2010	Thereafter
Long-term debt (a) (b)	$ -	$ -	$ -	$ -	$ -	$507.3
Estimated interest payments on existing long-term debt	21.6	21.6	21.6	21.6	21.6	250.7
Capital leases (c) (d)	0.3	0.2	0.2	-	-	-
Operating leases (d) (e)	6.4	5.3	4.4	2.8	2.2	7.1
Required funding of other post- retirement benefit obligations (e)	9.6	8.1	7.7	7.3	6.9	N/A
Long-term contractual arrangements (d) (e)	158.6	78.6	52.4	52.2	51.8	276.9
Totals	$196.5	$113.8	$ 86.3	$ 83.9	$ 82.5	$1,042.0

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

(b) Long-term debt excludes $0.2 million of net unamortized discounts.

(c) The capital lease obligations include imputed interest of $0.2 million.

(d) PSNH has no provisions in its capital or operating lease agreements or agreements related to its long-term contractual arrangements that could trigger a change in terms and conditions, such as acceleration of payment obligations.

(e)  Amounts are not included on PSNH's consolidated balance sheets.

Rate reduction bond amounts are non-recourse to PSNH, have no required payments over the next five years and are not included in this table.  For further information regarding PSNH’s contractual obligations and commercial commitments, see Note 2, "Short-Term Debt," Note 4C, "Commitments and Contingencies - Long-Term Contractual Arrangements," Note 6, "Leases," and Note 9, "Long-Term Debt," to the consolidated financial statements.

Forward Looking Statements:  This discussion and analysis includes statements concerning PSNH's expectations, plans, objectives, future financial performance and other statements that are not historical facts.  These statements are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  In some cases the reader can identify these forward looking statements by words such as "estimate," "expect," "anticipate," "intend," "plan," "believe," "forecast," "should," "could," and similar expressions.  Forward looking statements involve risks and uncertainties that may cause actual results or outcomes to differ materially from those included in the forward looking statements.  Factors that may cause actual results to differ materially from those included in the forward looking statements include, but are not limited to, actions by state and federal regulatory bodies, competition and industry restructuring, changes in economic conditions, changes in weather patterns, changes in laws, regulations or regulatory policy, expiration or initiation of significant energy supply contracts, changes in levels of capital expenditures, developments in legal or public policy doctrines, technological developments, volatility in electric and natural gas commodity markets, effectiveness of our risk management policies and procedures, changes in accounting standards and financial reporting regulations, fluctuations in the value of electricity positions, actions of rating agencies, terrorist attacks on domestic energy facilities and other presently unknown or unforeseen factors. Other risk factors are detailed from time to time in our reports to the SEC.  Management undertakes no obligation to update the information contained in any forward looking statements to reflect developments or circumstances occurring after the statement is made.

Web site:  Additional financial information is available through PSNH's web site at www.psnh.com.

RESULTS OF OPERATIONS

The following table provides the variances in income statement line items for the consolidated statements of income included in this annual report for the past two years.

Income Statement Variances	2005 over/(under) 2004		2004 over/(under) 2003
(Millions of Dollars)	Amount	Percent	Amount	Percent
Operating Revenues	$160	16%	$81	9%

Operating Expenses:
Fuel, purchased and net interchange power	101	24	10	3
Other operation	13	8	22	16
Maintenance	(1)	(2)	1	1
Depreciation	1	2	2	5
Amortization	49	52	58	(a)
Amortization of rate reduction bonds	3	7	4	9
Taxes other than income taxes	1	2	2	7
Total operating expenses	167	19	99	13
Operating Income	(7)	(7)	(18)	(15)
Interest expense, net	1	2	1	1
Other income/(loss), net	2	(a)	3	97
Income before income tax expense	(6)	(9)	(16)	(21)
Income tax expense	(1)	(6)	(17)	(56)
Net income/(loss)	$ (5)	(11)%	$ 1	2%

(a) Percent greater than 100.

Comparison of the Year 2005 to the Year 2004

Operating Revenues

Operating revenues increased $160 million in 2005, as compared to 2004, primarily due to higher distribution revenue ($154 million) and higher transmission revenue ($6 million).  The distribution revenue increase of $154 million is primarily due to the components of revenues which are included in regulatory commission approved tracking mechanisms that track the recovery of certain incurred costs ($141 million).  The tracking mechanisms allow for rates to be changed periodically with over allocations refunded to customers or under collections collected from customers in future periods.  The transition service energy rate component of retail revenues increased by $122 million, primarily due to an increase in the cost of fuel and purchased power.  The distribution and transmission components of PSNH’s retail rates which impact earnings increased $13 million primarily due to the retail rate increases effective October 1, 2004 and June 1, 2005 ($8 million) and higher retail sales ($4 million).  Retail sales increased 1.9 percent in 2005 compared to the same period of 2004.

Fuel, Purchased and Net Interchange Power

Fuel, purchased and net interchange power increased $101 million in 2005 primarily due to the higher cost of energy as a result of higher fuel prices.

Other Operation

Other operation expenses increased $13 million in 2005 as a result of higher administrative expenses ($12 million).  The higher administrative expenses are primarily due to higher pension and other benefit costs ($6 million) and employee termination and benefit plan curtailment charges ($2 million).

Maintenance

Maintenance expense decreased $1 million in 2005 primarily due to lower fossil generation expenses ($2 million) and lower overhead line maintenance ($2 million), partially offset by higher substation maintenance ($1 million) and higher tree trimming expenses ($1 million).

Depreciation

Depreciation increased $1 million in 2005 primarily due to higher plant balances.

Amortization of Regulatory Assets, Net

Amortization of regulatory assets, net increased $49 million in 2005 primarily due to an acceleration in the recovery of PSNH’s non-securitized stranded costs.  The acceleration of non-securitized stranded cost recovery was due to the positive reconciliation of stranded cost revenues and stranded cost expense, which also includes net ES costs.

Amortization of Rate Reduction Bonds

Amortization of rate reduction bonds increased $3 million in 2005 as a result of the repayment of additional principal.

Taxes Other Than Income Taxes

Taxes other than income taxes increased $1 million in 2005 primarily due to higher property taxes.

Interest Expense, Net

Interest expense increased $1 million in 2005 primarily due to higher interest rates on the variable pollution control revenue bonds ($2 million) and the issuance of $50 million of ten-year first mortgage bonds in July 2004 ($2 million), partially offset by lower rate reduction bond interest resulting from lower principal balances outstanding ($3 million).

Other Income/(Loss), Net

Other income, net increased $2 million in 2005 primarily due to a higher earned C&LM incentive and a higher allowance for funds used during construction (AFUDC) as a result of increased eligible CWIP for generation, lower short-term debt, and a greater component of CWIP being subject to a higher equity rate.

Income Taxes

Income tax expense decreased $1 million in 2005 primarily due to lower pre-tax income and lower state unitary taxable income.

Comparison of the Year 2004 to the Year 2003

Operating Revenues

Operating revenues increased $81 million in 2004 compared with the same period of 2003 primarily due to higher distribution retail revenue ($93 million) and higher transmission revenue ($6 million), partially offset by lower wholesale revenue ($19 million).  Distribution retail revenue increased primarily due to higher transition service energy rates ($67 million) and higher sales volumes ($28 million).  The Connecticut Valley Electric Company, Inc. (CVEC) acquisition increased sales and represents $18 million of the revenue increase.  Retail kilowatt-hour (kWh) sales increased by 3.1 percent in 2004.  Transmission revenues were higher primarily due to the October 2003 implementation of the FERC approved transmission rate increase.  The regulated wholesale revenue decrease is primarily due to a lower number of wholesale transactions.

Fuel, Purchased and Net Interchange Power

Fuel, purchased and net interchange power increased $10 million in 2004 primarily due to higher fossil fuel costs ($9 million) as a result of higher fuel prices.

Other Operation

Other operation expenses increased $22 million in 2004 primarily due to higher retail transmission expenses which are collected through retail delivery rates ($7 million), higher fossil generation expense ($6 million), and higher administrative expenses ($10 million) primarily due to higher pension and medical costs.

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

Amortization of Regulatory Assets, Net

Amortization of regulatory assets, net increased $58 million primarily due to an acceleration in the recovery of PSNH’s non-securitized stranded costs.  The acceleration of non-securitized stranded cost recovery was possible due to the positive reconciliation of stranded costs revenues and stranded cost expense, which also includes net ES costs.

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

Other Income/(Loss), Net

Other income, net increased $3 million in 2004 primarily due to an earned Conservation and Load Management (C&LM) incentive ($2 million) and higher gains on the disposition of property ($1 million).

Income Taxes

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

March 7, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Public Service Company of New Hampshire:

We have audited the accompanying consolidated balance sheets of Public Service Company of New Hampshire and subsidiaries (a New Hampshire corporation and a wholly owned subsidiary of Northeast Utilities) (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, comprehensive income, common stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Public Service Company of New Hampshire and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

     Deloitte & Touche LLP

Hartford, Connecticut

March 7, 2006

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

At December 31,	2005	2004
	(Thousands of Dollars)
ASSETS

Current Assets:
Cash	$ 27	$ 4,855
Receivables, less provision for uncollectible
accounts of $2,362 in 2005 and $1,764 in 2004	95,599	75,019
Accounts receivable from affiliated companies	20,348	34,341
Unbilled revenues	47,705	39,397
Taxes receivable	-	4,498
Fuel, materials and supplies	72,820	52,479
Prepayments and other	11,987	13,092
	248,486	223,681

Property, Plant and Equipment:
Electric utility	1,732,716	1,627,174
Other	5,816	5,675
	1,738,532	1,632,849
Less: Accumulated depreciation	698,480	664,336
	1,040,052	968,513
Construction work in progress	115,371	63,190
	1,155,423	1,031,703

Deferred Debits and Other Assets:
Regulatory assets	821,951	900,115
Other	68,723	49,875
	890,674	949,990

Total Assets	$ 2,294,583	$ 2,205,374

The accompanying notes are an integral part of these consolidated financial statements.

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

At December 31,	2005	2004
	(Thousands of Dollars)
LIABILITIES AND CAPITALIZATION

Current Liabilities:
Notes payable to banks	$ -	$ 10,000
Notes payable to affiliated companies	15,900	20,400
Accounts payable	63,320	51,786
Accounts payable to affiliated companies	16,738	38,591
Accrued taxes	5,186	-
Accrued interest	8,202	11,799
Other	15,733	13,184
	125,079	145,760

Rate Reduction Bonds	382,692	428,769

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes	242,590	311,998
Accumulated deferred investment tax credits	1,230	1,625
Deferred contractual obligations	48,262	54,459
Regulatory liabilities	414,558	323,707
Accrued pension	76,446	57,199
Other	44,136	24,968
	827,222	773,956
Capitalization:
Long-Term Debt	507,086	457,190

Common Stockholder's Equity:
Common stock, $1 par value – authorized
100,000,000 shares; 301 shares outstanding
in 2005 and 2004	-	-
Capital surplus, paid in	209,788	156,532
Retained earnings	242,633	243,277
Accumulated other comprehensive income/(loss)	83	(110)
Common Stockholder's Equity	452,504	399,699
Total Capitalization	959,590	856,889

Commitments and Contingencies (Note 4)

Total Liabilities and Capitalization	$ 2,294,583	$ 2,205,374

The accompanying notes are an integral part of these consolidated financial statements.

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,	2005	2004	2003
	(Thousands of Dollars)

Operating Revenues	$ 1,128,427	$ 968,749	$ 888,186

Operating Expenses:
Operation -
Fuel, purchased and net interchange power	515,801	414,687	404,431
Other	175,828	162,513	140,642
Maintenance	64,200	65,620	64,872
Depreciation	46,467	45,662	43,322
Amortization of regulatory assets, net	144,746	95,436	37,861
Amortization of rate reduction bonds	46,648	43,764	40,040
Taxes other than income taxes	36,498	35,805	33,407
Total operating expenses	1,030,188	863,487	764,575
Operating Income	98,239	105,262	123,611

Interest Expense:
Interest on long-term debt	20,481	17,441	15,408
Interest on rate reduction bonds	24,074	26,901	29,081
Other interest	1,733	1,197	727
Interest expense, net	46,288	45,539	45,216
Other Income/(Loss), Net	2,022	(89)	(2,998)
Income Before Income Tax Expense	53,973	59,634	75,397
Income Tax Expense	12,234	12,993	29,773
Net Income	$ 41,739	$ 46,641	$ 45,624

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Net Income	$ 41,739	$ 46,641	$ 45,624
Other comprehensive income/(loss), net of tax:
Unrealized (losses)/gains on securities	(39)	76	128
Minimum supplemental executive retirement
pension liability adjustments	232	(69)	(140)
Other comprehensive income/(loss), net of tax	193	7	(12)
Comprehensive Income	$ 41,932	$ 46,648	$ 45,612

The accompanying notes are an integral part of these consolidated financial statements.

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

					Accumulated
	Common Stock		Capital		Other
			Surplus,	Retained	Comprehensive
	Shares	Amount	Paid In	Earnings	(Loss)/Income	Total
			(Thousands of Dollars, except share information)
Balance at January 1, 2003	301	$ -	$ 126,937	$ 194,998	$ (105)	$ 321,830

Net income for 2003				45,624		45,624
Cash dividends on common stock				(16,800)		(16,800)
Allocation of benefits – ESOP			(382)			(382)
Capital contribution from NU parent			30,000			30,000
Other comprehensive loss					(12)	(12)
Balance at December 31, 2003	301	-	156,555	223,822	(117)	380,260

Net income for 2004				46,641		46,641
Cash dividends on common stock				(27,186)		(27,186)
Allocation of benefits – ESOP			(220)			(220)
Tax deduction for stock options exercised and Employee Stock Purchase
Plan disqualifying dispositions			197			197
Other comprehensive income					7	7
Balance at December 31, 2004	301	-	156,532	243,277	(110)	399,699

Net income for 2005				41,739		41,739
Cash dividends on common stock				(42,383)		(42,383)
Allocation of benefits – ESOP			(208)			(208)
Tax deduction for stock options exercised and Employee Stock Purchase
Plan disqualifying dispositions			45			45
Capital contribution from NU parent			53,419			53,419
Other comprehensive income					193	193
Balance at December 31, 2005	301	$ -	$ 209,788	$ 242,633	$ 83	$ 452,504

The accompanying notes are an integral part of these consolidated financial statements.

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2005	2004	2003
	(Thousands of Dollars)

Operating activities:
Net income	$ 41,739	$ 46,641	$ 45,624
Adjustments to reconcile to net cash flows
provided by operating activities:
Bad debt expense	3,904	2,742	1,379
Depreciation	46,467	45,662	43,322
Deferred income taxes	(68,347)	(24,160)	(6,670)
Amortization of regulatory assets, net	144,746	95,436	37,861
Amortization of rate reduction bonds	46,648	43,764	40,040
Amortization of recoverable energy costs	23,388	23,388	23,388
Pension expense	14,338	8,994	4,882
Regulatory (refunds)/overrecoveries	(22,910)	(21,169)	11,276
Deferred contractual obligations	(12,465)	(9,654)	(9,028)
Other non-cash adjustments	(8,468)	5,184	(53,013)
Other sources of cash	442	5,769	9,425
Other uses of cash	(19,962)	(5,615)	(5,275)
Changes in current assets and liabilities:
Receivables and unbilled revenues, net	(18,799)	(33,867)	(9,136)
Fuel, materials and supplies	(16,300)	(5,411)	2,114
Other current assets	1,170	(6,248)	(6,445)
Accounts payable	(9,009)	37,659	3,457
Accrued taxes	9,684	(1,914)	(56,241)
Other current liabilities	(1,013)	(4,448)	5,921
Net cash flows provided by operating activities	155,253	202,753	82,881

Investing Activities:
Investments in plant	(158,832)	(153,248)	(105,088)
Net proceeds from sale of property	1,461	-	-
Proceeds from sales of investment securities	3,227	3,038	2,015
Purchases of investment securities	(3,415)	(3,970)	(3,544)
CVEC acquisition special deposit	-	-	(30,105)
Other investing activities	(2,767)	2,958	(5,016)
Net cash flows used in investing activities	(160,326)	(151,222)	(141,738)

Financing Activities:
Issuance of long-term debt	50,000	50,000	-
Retirement of rate reduction bonds	(46,077)	(43,453)	(38,619)
(Decrease)/increase in short-term debt	(10,000)	-	10,000
NU Money Pool (lending)/borrowing	(4,500)	(28,500)	71,900
Capital contribution from Northeast Utilities	53,419	-	30,000
Cash dividends on common stock	(42,383)	(27,186)	(16,800)
Other financing activities	(214)	(274)	(206)
Net cash flows provided by/(used in) financing activities	245	(49,413)	56,275
Net (decrease)/increase in cash	(4,828)	2,118	(2,582)
Cash - beginning of year	4,855	2,737	5,319
Cash - end of year	$ 27	$ 4,855	$ 2,737

Supplemental Cash Flow Information:
Cash paid during the year for:
Interest, net of amounts capitalized	$ 48,165	$ 43,550	$ 45,639
Income taxes	$ 72,140	$ 49,452	$ 97,165

The accompanying notes are an integral part of these consolidated financial statements.

Notes To Consolidated Financial Statements

1.   Summary of Significant Accounting Policies

A.

About Public Service Company of New Hampshire

Public Service Company of New Hampshire (PSNH or the company) is a wholly owned subsidiary of Northeast Utilities (NU).  PSNH is a reporting company under the Securities Exchange Act of 1934.  Until February 8, 2006, NU was registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (PUHCA).  On February 8, 2006, PUHCA was repealed.  Arrangements among PSNH, other NU companies, outside agencies, and other utilities covering interconnections, interchange of electric power and sales of utility property, are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC.  PSNH is subject to further regulation for rates, accounting and other matters by the FERC and the New Hampshire Public Utilities Commission (NHPUC).  PSNH furnishes franchised retail electric service in New Hampshire.  PSNH’s results include the operations of its distribution and generation and transmission segments.

Several wholly owned subsidiaries of NU provide support services for NU’s companies, including PSNH.  Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, engineering, financial, information technology, legal, operational, planning, purchasing, and other services to NU’s companies.

Included in the consolidated balance sheet at December 31, 2005, are accounts receivable from affiliated companies and accounts payable to affiliated companies totaling $20.3 million and $16.7 million, respectively, relating to transactions between PSNH and other subsidiaries that are wholly owned by NU.  At December 31, 2004, these amounts totaled $34.3 million and $38.6 million, respectively.

B.

Presentation

The consolidated financial statements of PSNH include the accounts of its subsidiaries, PSNH Funding LLC and PSNH Funding LLC2.  Intercompany transactions have been eliminated in consolidation.

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

In the company's consolidated balance sheet at December 31, 2004, the company changed the classification of certain deposit amounts totaling $7.3 million related to its rate reduction bonds.  The company previously presented these amounts on a gross basis in deferred debits and other assets - other with an equal and offsetting amount in other current liabilities.  For the current year presentation, these amounts are presented on a net basis in the company's accompanying consolidated balance sheet.

In the company’s consolidated statements of income for the years ended December 31, 2004 and 2003, the company changed the classification of certain costs that were not recoverable from regulated customers totaling $0.9 million and $2 million, respectively.  The company previously presented these amounts in other income, net.  For the current year presentation, these amounts are presented in other operation expenses in the consolidated statements of income for the years ended December 31, 2004 and 2003.

The consolidated statements of cash flows for the years ended December 31, 2004 and 2003 have also been reclassified to exclude from cash flows from operations the change in accounts payable related to capital projects as well as excluding these amounts from investments in property and plant in investing activities.  These amounts totaled sources of cash of $9.6 million and uses of cash of $0.3 million for the years ended December 31, 2004 and 2003, respectively.

C.

Accounting Standards Issued But Not Yet Adopted

Accounting Changes and Error Corrections:  In May of 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 154, "Accounting Changes and Error Corrections."  SFAS No. 154 is effective beginning on January 1, 2006 for PSNH and requires retrospective application to prior periods’ financial statements of voluntary changes in accounting principle.  It also applies to accounting changes required by a new accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.  SFAS No. 154 does not change previous guidance for reporting the correction of an error in previously issued financial statements or a change in accounting estimate.  Implementation of SFAS No. 154 on January 1, 2006 is not expected to affect PSNH’s consolidated financial statements until such time that its provisions are required to be applied as described above.

D.

Guarantees

NU provides credit assurances on behalf of subsidiaries, including PSNH, in the form of guarantees and letters of credit (LOCs) in the normal course of business.  At December 31, 2005, the maximum level of exposure in accordance with FASB Interpretation No. (FIN) 45, "Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," under guarantees by NU on behalf of PSNH totaled $3.5 million.  A majority of these guarantees do not have established expiration dates, and some guarantees have unlimited exposure to commodity price movements.  Additionally, NU had $0.1 million of LOCs issued on behalf of PSNH at December 31, 2005.  PSNH has no guarantees of the performance of third parties.

Several underlying contracts that NU guarantees, as well as certain surety bonds, contain credit ratings triggers that would require NU to post collateral in the event that NU’s credit ratings are downgraded below investment grade.

Until the repeal of PUHCA on February 8, 2006, NU was authorized by the SEC to provide up to $50 million of guarantees to the Utility Group, including PSNH, through June 30, 2007.  The amount of guarantees on behalf of PSNH outstanding for compliance with this limit at December 31, 2005 is $0.1 million.  These amounts are calculated using different, more probabilistic and fair-value based criteria than the maximum level of exposure required to be disclosed under FIN 45.  FIN 45 includes all exposures even though they are not reasonably likely to result in exposure to NU, on behalf of PSNH.

With the repeal of PUHCA, there are no regulatory limits on NU's ability to guarantee the obligation of its subsidiaries, including PSNH.

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

Through December 31, 2004, PSNH estimated unbilled revenues monthly using the requirements method.  The requirements method utilized the total monthly volume of electricity delivered to the system and applied a delivery efficiency (DE) factor to reduce the total monthly volume by an estimate of delivery losses in order to calculate total estimated monthly sales to customers.  The total estimated monthly sales amount less the total monthly billed sales amount resulted in a monthly estimate of unbilled sales.  Unbilled revenues were estimated by first allocating sales to the respective rate classes, then applying an average rate to the estimate of unbilled sales.  The estimated DE factor had a significant impact on estimated unbilled revenue amounts.

In the first quarter of 2005, management adopted a new method to estimate unbilled revenues for PSNH.  The new method allocates billed sales to the current calendar month based on the daily load for each billing cycle (DLC method).  The billed sales are subtracted from total calendar month sales to estimate unbilled sales.  The impact of adopting the new method was not material.  This new method replaces the requirements method described above.

Transmission Revenues - Wholesale Rates:  Wholesale transmission revenues are based on rates and formulas that are approved by the FERC.  Most of PSNH’s wholesale transmission revenues are collected through a combination of the New England Regional Network Service (RNS) tariff and PSNH’s Local Network Service (LNS) tariff.  The RNS tariff, which is administered by the New England Independent System Operator (ISO-NE), recovers the revenue requirements associated with transmission facilities that are deemed by the FERC to be regional facilities.  This regional rate is reset on June 1 of each year.  The LNS tariff provides for the recovery of PSNH’s total transmission revenue requirements, net of revenues received from other sources, including those revenues received under RNS rates.  PSNH’s LNS tariff is reset on January 1 and June 1 of each year.  Additionally, PSNH’s LNS tariff provides for a true-up to actual costs, which ensures that PSNH recovers its total transmission revenue requirements, including an allowed return on equity (ROE).  At December 31, 2005, this true-up has resulted in the recognition of a $0.6 million regulatory liability.

Transmission Revenues - Retail Rates:  A significant portion of PSNH'S transmission business revenue comes from ISO-NE charges to PSNH's distribution business.  PSNH recovers these costs through the retail rates that are charged to its retail customers.  PSNH does not currently have a retail transmission rate tracking mechanism.

F.

Derivative Instruments

PSNH has energy contracts that meet the definition of a derivative and qualify for the normal purchases and sales exception.  Derivatives under the normal purchases and sales exception and non derivative contracts are recorded at the time of delivery or settlement under accrual accounting.

PSNH also has derivative sales contracts that, although they may result in physical delivery, are included in operating expenses because these transactions are part of procurement activities.  Management believes that net classification in operating expenses best depicts these sales activities and is in accordance with Emerging Issues Task Force (EITF) Issue No. 03-11, "Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, and Not 'Held for Trading Purposes' as Defined in Issue No. 02-3."

G.

Regulatory Accounting

The accounting policies of PSNH conform to accounting principles generally accepted in the United States of America applicable to rate-regulated enterprises and historically reflect the effects of the rate-making process in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation."

The transmission, distribution and generation businesses of PSNH continue to be cost-of-service rate regulated, and management believes that the application of SFAS No. 71 to those businesses continues to be appropriate.  Management also believes it is probable that PSNH will recover their investments in long-lived assets, including regulatory assets.  In addition, all material net regulatory assets are earning an equity return, except for securitized regulatory assets, which are not supported by equity, and substantial portions of the unrecovered contractual obligations.  New Hampshire’s electric utility industry restructuring laws have been modified to delay the sale of PSNH’s fossil and hydroelectric generation assets until at least April of 2006.  There has been no regulatory action to the contrary, and management currently has no plans to divest these generation assets.  As the NHPUC has allowed and is expected to continue to allow rate recovery of a return on and recovery of these assets, as well as all operating expenses, PSNH meets the criteria for the application of SFAS No. 71.  Generation costs that are not currently recovered in rates are deferred for future recovery.  Stranded costs related to generation assets are deferred for recovery as stranded costs under the "Agreement to Settle PSNH Restructuring" (Restructuring Settlement).  Part 3 stranded costs are non-securitized regulatory assets that must be recovered by a recovery end date determined in accordance with the Restructuring Settlement or be written off.  Based on current projections, PSNH expects to fully recover its Part 3 costs by the middle of 2006.

Regulatory Assets:  The components of PSNH's regulatory assets are as follows:

	At December 31,
(Millions of Dollars)	2005	2004
Recoverable nuclear costs	$ 26.1	$ 29.7
Securitized assets	375.0	421.6
Income taxes, net	35.9	37.5
Unrecovered contractual obligations	63.2	64.4
Recoverable energy costs	171.5	194.9
Other	150.3	152.0
Totals	$822.0	$900.1

Included in other regulatory assets above of $150.3 million at December 31, 2005 are the regulatory assets recorded associated with the implementation of FIN 47, "Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143," totaling $17.3 million which has been approved for deferred accounting treatment.

Additionally, PSNH had $0.4 million and $0.1 million of regulatory costs at December 31, 2005 and 2004, respectively, that are included in deferred debits and other assets - other on the accompanying consolidated balance sheets.  These amounts represent regulatory costs that have not yet been approved by the NHPUC.  Management believes these costs are recoverable in future regulated rates.

Recoverable Nuclear Costs:  PSNH recorded a regulatory asset in conjunction with the sale of its share of Millstone 3 in March of 2001 with an unamortized balance of $26.1 million and $29.7 million at December 31, 2005 and 2004, respectively, which is included in recoverable nuclear costs.

Securitized Assets:  In April of 2001, PSNH issued rate reduction bonds in the amount of $525 million.  PSNH used the majority of the proceeds from that issuance to buydown its affiliated power contracts with North Atlantic Energy Corporation (NAEC).  The unamortized PSNH securitized asset balance is $354.5 million and $392.2 million at December 31, 2005 and 2004, respectively.  In January of 2002, PSNH issued an additional $50 million in rate reduction bonds and used the proceeds from that issuance to repay short-term debt that was incurred to buyout a purchased-power contract in December of 2001.  The unamortized PSNH securitized asset balance for the January of 2002 issuance is $20.5 million and $29.4 million at December 31, 2005 and 2004, respectively.

Securitized assets are being recovered over the amortization period of their associated rate reduction bonds.  All outstanding rate reduction bonds of PSNH are scheduled to fully amortize by May 1, 2013.

Income Taxes, Net:  The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of taxable income) is accounted for in accordance with the rate-making treatment of the NHPUC and SFAS No. 109, "Accounting for Income Taxes."  Differences in income taxes between SFAS No. 109 and the rate-making treatment of the NHPUC are recorded as regulatory assets which totaled $35.9 million and $37.5 million at December 31, 2005 and 2004, respectively.  For further information regarding income taxes, see Note 1H, "Summary of Significant Accounting Policies - Income Taxes," to the consolidated financial statements.

Unrecovered Contractual Obligations:  Under the terms of contracts with Connecticut Yankee Atomic Power Company (CYAPC), Yankee Atomic Energy Company (YAEC) and Maine Yankee Atomic Power Company (MYAPC) (Yankee Companies), PSNH is responsible for its proportionate share of the remaining costs of the units, including decommissioning.  These amounts which totaled $63.2 million and $64.4 million at December 31, 2005 and 2004, respectively, are recorded as unrecovered contractual obligations.  These amounts are being recovered along with other stranded costs.  As discussed in Note 4D, "Commitments and Contingencies - Deferred Contractual Obligations," substantial portions of the unrecovered contractual obligations regulatory assets have not yet been approved for recovery.  At this time management believes that these regulatory assets are probable of recovery.

Recoverable Energy Costs:  In conjunction with the implementation of restructuring under the Restructuring Settlement on May 1, 2001, PSNH's fuel and purchased-power adjustment clause (FPPAC) was discontinued.  At December 31, 2005 and 2004, PSNH had $127.5 million and $144.8 million, respectively, of recoverable energy costs deferred under the FPPAC.  Under the Restructuring Settlement, the FPPAC deferrals are recovered as a Part 3 stranded cost through a stranded cost recovery charge (SCRC).  Also included in PSNH's recoverable energy costs are deferred costs associated with certain contractual purchases from Independent Power Producers (IPPs).  These costs are also treated as Part 3 stranded costs and amounted to $44 million and $50.1 million at December 31, 2005 and 2004, respectively.

The majority of recoverable energy costs are currently recovered in rates from the customers of PSNH and are Part 3 stranded costs.

Regulatory Liabilities:  PSNH had $414.6 million and $323.7 million of regulatory liabilities at December 31, 2005 and 2004, respectively, including revenues subject to refund.  These amounts are comprised of the following:

	At December 31,
(Millions of Dollars)	2005	2004
Cost of removal	$ 85.7	$ 87.6
Cumulative deferrals - SCRC	303.3	208.6
Other regulatory liabilities	25.6	27.5
Totals	$414.6	$323.7

Cost of Removal:  Under SFAS No. 71, PSNH currently recovers amounts in rates for future costs of removal of plant assets.  These amounts which totaled $85.7 million and $87.6 million at December 31, 2005 and 2004, respectively, are classified as regulatory liabilities on the accompanying consolidated balance sheets.

Cumulative Deferrals - SCRC:  The cumulative deferrals accrued under the SCRC totaled $303.3 million and $208.6 million at December 31, 2005 and 2004, respectively, and will decrease the amount of non-securitized stranded costs to be recovered from PSNH's customers in the future.

H.

Income Taxes

The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of taxable income) is accounted for in accordance with the rate-making treatment of the NHPUC and SFAS No. 109.

Details of income tax expense are as follows:

	For the Years Ended December 31,
	2005	2004	2003
	(Millions of Dollars)
The components of the federal and state income tax provisions are:
Current income taxes:
Federal	$81.6	$37.2	$27.9
State	(1.0)	-	8.5
Total current	80.6	37.2	36.4
Deferred income taxes, net:
Federal	(60.5)	(17.7)	(3.8)
State	(7.5)	(6.0)	(2.3)
Total deferred	(68.0)	(23.7)	(6.1)
Investment tax credits, net	(0.4)	(0.5)	(0.5)
Total income tax expense	$12.2	$13.0	$29.8

A reconciliation between income tax expense and the expected tax expense at the statutory rate is as follows:

	For the Years Ended December 31,
	2005	2004	2003
	(Millions of Dollars)
Expected federal income tax expense	$18.9	$20.9	$26.3
Tax effect of differences:
Depreciation	0.2	1.3	1.1
Amortization of regulatory assets	1.8	1.8	1.8
Investment tax credit amortization	(0.4)	(0.5)	(0.5)
State income taxes, net of federal benefit	(5.5)	(3.9)	4.1
Parent company loss	-	(1.7)	-
Medicare subsidy	(1.1)	(0.2)	-
Other, net	(1.7)	(4.7)	(3.0)
Total income tax expense	$12.2	$13.0	$29.8

NU and its subsidiaries, including PSNH, file a consolidated federal income tax return.  NU and its subsidiaries, including PSNH, are parties to a tax allocation agreement under which taxable subsidiaries pay no more taxes than they would have otherwise paid had they filed a stand-alone tax return.  Subsidiaries generating tax losses are similarly paid for their losses when utilized.

The tax effects of temporary differences that give rise to the current and long-term net accumulated deferred tax obligations are as follows:

	At December 31,
(Millions of Dollars)	2005	2004
Deferred tax liabilities - current:
Property tax accruals	$ 2.8	$ 2.6
Deferred tax assets - current:
Provision for uncollectible accounts	0.9	0.7
Net deferred tax liabilities - current	1.9	1.9
Deferred tax liabilities - long-term:
Accelerated depreciation and other plant-related differences	148.8	145.4
Securitized costs	137.0	154.1
Income tax gross-up	14.4	15.0
Deferred fuel and small power producer costs	71.9	81.8
Other	68.9	68.2
Total deferred tax liabilities - long-term	441.0	464.5
Deferred tax assets - long-term:
Regulatory deferrals	156.2	124.1
Employee benefits	33.2	25.8
Income tax gross-up	0.9	0.9
Other	8.1	1.7
Total deferred tax assets - long-term	198.4	152.5
Net deferred tax liabilities - long-term	242.6	312.0
Net deferred tax liabilities	$244.5	$313.9

I.

Depreciation

The provision for depreciation on utility assets is calculated using the straight-line method based on the estimated remaining useful lives of depreciable plant-in-service, which range primarily from 14 years to 75 years, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency where applicable.  Depreciation rates are applied to plant-in-service from the time it is placed in service.  When plant is retired from service, the original cost of the plant, including costs of removal less salvage, is charged to the accumulated provision for depreciation.  Cost of removal is classified as a regulatory liability.  The depreciation rates for the several classes of electric utility plant-in-service are equivalent to a composite rate of 2.8 percent in 2005, 2.9 percent in 2004 and 3.0 percent in 2003.

J.

Jointly Owned Electric Utility Plant

At December 31, 2005, PSNH owns common stock in the Yankee Companies.  Each of the remaining Yankee Companies owns a single nuclear generating plant which is being decommissioned.  PSNH’s ownership interests in the Yankee Companies at December 31, 2005, which are accounted for on the equity method, are 5 percent of CYAPC, 7 percent of YAEC and 5 percent of MYAPC.  The total carrying value of CYAPC, MYAPC and YAEC, which is included in deferred debits and other assets - other on the accompanying consolidated balance sheets and the electric distribution reportable segment, totaled $3.8 million and $4 million at December 31, 2005 and 2004, respectively.  Earnings related to these equity investments are included in other income/(loss), net on the accompanying consolidated statements of income.  For further information, see Note 1N, "Other Income/(Loss), Net" to the consolidated financial statements.

CYAPC filed with the FERC to recover the increased estimate of decommissioning and plant closure costs.  The FERC proceeding is ongoing.  Management believes that the FERC proceeding has not impaired the value of its investment in CYAPC totaling $2.3 million at December 31, 2005 but will continue to evaluate the impacts that the FERC proceeding has on PSNH's investment.  For further information, see Note 4D, "Commitments and Contingencies - Deferred Contractual Obligations," to the consolidated financial statements.

K.

Allowance for Funds Used During Construction

The allowance for funds used during construction (AFUDC) is a non-cash item that is included in the cost of PSNH plant and represents the cost of borrowed and equity funds used to finance construction.  The portion of AFUDC attributable to borrowed funds is recorded as a reduction of other interest expense and the cost of equity funds is recorded as other income on the accompanying consolidated statements of income as follows:

	For the Years Ended December 31,
(Millions of Dollars, except percentages)	2005	2004	2003
Borrowed funds	$1.9	$ 0.3	$0.6
Equity funds	1.6	(0.1)	0.6
Totals	$3.5	$ 0.2	$1.2
Average AFUDC rate	5.2%	2.7%	3.9%

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

L.

Asset Retirement Obligations

On January 1, 2003, PSNH implemented SFAS No. 143, "Accounting for Asset Retirement Obligations," requiring legal obligations associated with the retirement of property, plant and equipment to be recognized as a liability at fair value when incurred and when a reasonable estimate of the fair value of the liability can be made.  Management concluded that there were no asset retirement obligations (AROs) to be recorded upon implementation of SFAS No. 143.

In March of 2005, the FASB issued FIN 47, required to be implemented by December 31, 2005.  FIN 47 requires an entity to recognize a liability for the fair value of an ARO even if it is conditional on a future event and the liability’s fair value can be reasonably estimated.  FIN 47 provides that settlement dates and future costs should be reasonably estimated when sufficient information becomes available, and provides guidance on the definition and timing of sufficient information in determining expected cash flows and fair values.  Management has completed its identification of conditional AROs and has identified various categories of AROs primarily certain assets containing asbestos and hazardous contamination.  A fair value calculation, reflecting expected probabilities for settlement scenarios, and a data consistency review across operating companies have been performed.

PSNH utilized regulatory accounting in accordance with SFAS No. 71 and the impact of this implementation is included in other regulatory assets at December 31, 2005.  The fair value of the AROs is included in property, plant and equipment and related accretion is recorded as a regulatory asset, with corresponding credits reflecting the ARO liabilities in deferred credits and other liabilities - other, on the accompanying consolidated balance sheet at December 31, 2005.  Depreciation of the ARO asset is also included as a regulatory asset with an offsetting amount in accumulated depreciation.

The following table presents the fair value of the ARO, the related accumulated depreciation, the regulatory asset, and the ARO liabilities:

	At December 31, 2005
(Millions of Dollars)	Fair Value of ARO Asset	Accumulated Depreciation of ARO Asset	Regulatory Asset	ARO Liabilities
Asbestos	$1.4	$(0.8)	$ 8.6	$ (9.2)
Hazardous contamination	0.5	(0.2)	1.7	(2.0)
Other AROs	0.4	(0.2)	7.0	(7.2)
Total PSNH AROs	$2.3	$(1.2)	$17.3	$(18.4)

The ARO liabilities as of December 31, 2005, 2004 and January 1, 2004, as if FIN 47 had been applied for all periods affected, were $18.4 million, $18.2 million and $17.9 million, respectively.

M.

Fuel, Materials and Supplies

Fuel, materials and supplies include materials purchased primarily for construction, operation and maintenance (O&M) purposes.  Fuel, materials and supplies are valued at the lower of average cost or market.

N.

Other Income/(Loss), Net

The pre-tax components of PSNH’s other income/(loss) items are as follows:

	For the Years Ended December 31,
(Millions of Dollars)	2005	2004	2003
Other Income:
Investment income	$ 1.0	$ 0.3	$ 0.2
Equity in earnings of regional nuclear generating companies	0.2	0.2	0.4
AFUDC - equity funds	1.6	(0.1)	0.6
Gain on sale of property	1.1	2.0	0.3
Conservation and Load Management Incentive	2.5	1.8	-
Other	0.3	0.3	0.8
Total Other Income	6.7	4.5	2.3
Other Loss:
Charitable donations	(0.5)	(0.5)	(0.4)
Advertising	(1.4)	(1.5)	(1.0)
Administrative fees for rate reduction bonds	(1.5)	(1.5)	(1.7)
Lobbying costs	(0.6)	(0.5)	(0.6)
Other	(0.7)	(0.6)	(1.6)
Total Other Loss	(4.7)	(4.6)	(5.3)
Total Other Income/(Loss), Net	$ 2.0	$(0.1)	$(3.0)

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

P.

Severance Benefits

As a result of NU’s decision to pursue a fundamentally different business strategy, and align the structure of the company to support this business strategy, PSNH recorded a $0.8 million severance benefits charge in other operating expenses on the accompanying consolidated statement of income for the year ended December 31, 2005.

2.  Short-Term Debt

Limits:  The amount of short-term borrowings that may be incurred by PSNH is subject to periodic approval by either the SEC, the FERC, or by the NHPUC.  On June 30, 2004, the SEC granted authorization allowing PSNH to incur total short-term borrowings up to a maximum $100 million through June 30, 2007.  The SEC also granted authorization for borrowing through the NU Money Pool (Pool) until June 30, 2007.  Although PUHCA was repealed on February 8, 2006, under FERC's transition rules, all of the existing orders under PUHCA relevant to FERC authority will continue to be in effect until December 31, 2007, except for those related to NU, which will have no borrowing limitations after February 8, 2006. PSNH is authorized by the NHPUC to incur short-term borrowings up to a maximum of $100 million.  As a result of this NHPUC authorization, PSNH is not required to obtain SEC or FERC approval for its short-term debt borrowings.

Credit Agreement:  On December 9, 2005, PSNH amended its 5-year unsecured revolving credit facility by extending the expiration date by one year to November 6, 2010.  The company can borrow up to $100 million on a short-term basis, or subject to regulatory approvals, on a long-term basis.  At December 31, 2005, PSNH had no borrowings outstanding under this credit facility.  At December 31, 2004, there were $10 million in borrowings under this credit facility.  The weighted average interest rate of PSNH’s notes payable to banks outstanding on December 31, 2004 was 5.25 percent.

Under this credit agreement, PSNH may borrow at variable rates plus an applicable margin based upon certain debt ratings, as rated by the higher of Standard and Poor’s (S&P) or Moody’s Investors Service (Moody's).

Under this credit agreement, PSNH must comply with certain financial and non-financial covenants, including but not limited to consolidated debt ratios.  PSNH currently is and expects to remain in compliance with these covenants.

Amounts outstanding under this credit facility are classified as current liabilities as notes payable to banks on the accompanying consolidated balance sheets as management anticipates that all borrowings under this credit facility will be outstanding for no more than 364 days at one time.

Pool:  PSNH is a member of the Pool.  The Pool provides a more efficient use of cash resources of NU and reduces outside short-term borrowings.  NUSCO administers the Pool as agent for the member companies.  Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent.  NU parent may lend to the Pool but may not borrow.  Funds may be withdrawn from or repaid to the Pool at any time without prior notice.  Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate.  Borrowings based on loans from NU parent, however, bear interest at NU parent’s cost and must be repaid based upon the terms of NU parent’s original borrowing.  At December 31, 2005 and 2004, PSNH had borrowings of $15.9 million and $20.4 million from the pool, respectively.  The interest rate on borrowings from the Pool at December 31, 2005 and 2004 was 4.09 percent and 2.24 percent, respectively.

3.   Pension Benefits and Postretirement Benefits Other Than Pensions

Pension Benefits:  PSNH participates in a uniform noncontributory defined benefit retirement plan (Pension Plan) covering substantially all regular NU employees.  Benefits are based on years of service and the employees’ highest eligible compensation during 60 consecutive months of employment.  PSNH uses a December 31st measurement date for the Pension Plan.  Pension expense attributable to earnings is as follows:

	For the Years Ended December 31,
(Millions of Dollars)	2005	2004	2003
Total pension expense	$19.2	$12.4	$ 6.8
Amount capitalized as utility plant	(4.9)	(3.4)	(2.0)
Total pension expense, net of amounts capitalized	$14.3	$9.0	$ 4.8

Amounts above include pension curtailments of $1.1 million in 2005.  Not included in the pension expense above are amounts related to certain intercompany allocations totaling $2.2 million, $0.7 million and $(0.2) million for the years ended December 31, 2005, 2004 and 2003, respectively, including pension curtailment and termination benefit expenses of $0.6 million and $0.1 million for the years ended December 31, 2005 and 2004, respectively.  These amounts are included in other operating expenses on the accompanying consolidated financial statements.

Pension Curtailments:  On December 15, 2005, the NU Board of Trustees approved a benefit for new non-union employees hired on and after January 1, 2006 to receive retirement benefits under a new 401(k) benefit rather than under the Pension Plan.  Non-union employees actively employed on December 31, 2005 will be given the choice in 2006 to elect to continue participation in the Pension Plan or instead receive a new employer contribution under the 401(k) Savings Plan effective January 1, 2007.  If the new benefit is elected, their accrued pension liability in the Pension Plan will be frozen as of December 31, 2006.  Non-union employees will make this election in the second half of 2006.  This decision resulted in the recording of an estimated pre-tax curtailment expense of $1.1 million in 2005, as a certain number of employees are expected to elect the new 401(k) benefit, resulting in a reduction in aggregate estimated future years of service under the Pension Plan.  Management estimated the amount of the curtailment expense associated with this change based upon actuarial calculations and certain assumptions, including the expected level of transfers to the new 401(k) benefit.

There were no curtailments or termination benefits in 2004 and 2003 that impacted earnings.

Market-Related Value of Pension Plan Assets:  PSNH bases the actuarial determination of pension plan expense or income on a market-related valuation of assets, which reduces year-to-year volatility.  This market-related valuation calculation recognizes investment gains or losses over a four-year period from the year in which they occur.  Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the fair value of assets.  Since the market-related valuation calculation recognizes gains or losses over a four-year period, the future value of the market-related assets will be impacted as previously deferred gains or losses are recognized.

Postretirement Benefits Other Than Pensions (PBOP):  PSNH also provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees (PBOP Plan).  These benefits are available for employees retiring from PSNH who have met specified service requirements.  For current employees and certain retirees, the total benefit is limited to two times the 1993 per retiree health care cost.  These costs are charged to expense over the estimated work life of the employee.  PSNH uses a December 31st measurement date for the PBOP Plan.

PSNH annually funds postretirement costs through external trusts with amounts that have been and will continue to be rate-recovered and which also are tax deductible.  Currently, there are no pending regulatory actions regarding postretirement benefit costs and there are no postretirement benefit costs that are deferred as regulatory assets.

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

Based on the current PBOP Plan provisions, PSNH qualifies for this federal subsidy because the actuarial value of PSNH’s PBOP Plan exceeds the threshold required for the subsidy.  The Medicare changes decreased the PBOP benefit obligation by $5.4 million.  The total $5.4 million decrease is currently being amortized as a reduction to PBOP expense over approximately 13 years.  For the years ended December 31, 2005 and 2004, this reduction in PBOP expense totaled approximately $0.7 million, including amortization of the actuarial gain of $0.4 million and a reduction in interest cost and service cost based on a lower PBOP benefit obligation of $0.3 million.

PBOP Curtailments and Termination Benefits:  PSNH had no curtailments or termination benefits in 2005, 2004 or 2003.

The following table represents information on the plans’ benefit obligation, fair value of plan assets, and the respective plans’ funded status:

	At December 31,
	Pension Benefits		Postretirement Benefits
(Millions of Dollars)	2005	2004	2005	2004
Change in benefit obligation
Benefit obligation at beginning of year	$(324.1)	$(289.0)	$ (79.7)	$ (66.8)
Service cost	(8.8)	(7.5)	(1.6)	(1.3)
Interest cost	(19.3)	(17.9)	(4.4)	(4.3)
Transfers	(0.6)	(0.5)	-	(0.1)
Actuarial loss	(24.7)	(23.2)	(7.5)	(12.8)
Benefits paid	15.0	14.0	6.2	5.6
Curtailment/impact of plan changes	7.9	-	-	-
Benefit obligation at end of year	$(354.6)	$(324.1)	$ (87.0)	$ (79.7)
Change in plan assets
Fair value of plan assets at beginning of year	$ 201.6	$ 191.9	$ 34.6	$ 29.7
Actual return on plan assets	15.1	23.2	2.1	2.9
Employer contribution	-	-	9.4	7.5
Transfers	0.6	0.5	-	0.1
Benefits paid	(15.0)	(14.0)	(6.2)	(5.6)
Fair value of plan assets at end of year	$ 202.3	$ 201.6	$ 39.9	$ 34.6
Funded status at December 31st	$(152.3)	$(122.5)	$ (47.1)	$ (45.1)
Unrecognized transition obligation	1.2	1.7	17.4	19.8
Unrecognized prior service cost	8.8	11.5	-	-
Unrecognized net loss	65.9	52.1	29.5	25.1
Accrued benefit cost	$ (76.4)	$ (57.2)	$ (0.2)	$ (0.2)

The $7.9 million reduction in the plan's obligation that is included in the curtailment/impact of plan changes relates to the reduction in the future years of service expected to be rendered by plan participants.  This reduction is the result of the transition of employees into the new 401(k) benefit.  This overall reduction in plan obligation serves to reduce the previously unrecognized actuarial losses.

The company amortizes its unrecognized transition obligation over the remaining service lives of its employees as calculated for PSNH on an individual operating company basis.  The company amortizes the unrecognized prior service cost and unrecognized net loss over the remaining service lives of its employees as calculated on an NU consolidated basis.

The accumulated benefit obligation (ABO) for the Pension Plan was $308.9 million and $270.7 million at December 31, 2005 and 2004, respectively.  Total pension plan assets on an NU consolidated basis were approximately $62 million and $225 million more than ABO at December 31, 2005 and 2004, respectively.  Under current accounting rules, if the ABO for the entire NU plan exceeds the entire NU Pension Plan assets at a future plan measurement date, PSNH will record its share of the additional minimum liability.

The following actuarial assumptions were used in calculating the plans’ year end funded status:

	At December 31,
	Pension Benefits		Postretirement Benefits
Balance Sheets	2005	2004	2005	2004
Discount rate	5.80%	6.00%	5.65%	5.50%
Compensation/progression rate	4.00%	4.00%	N/A	N/A
Health care cost trend rate	N/A	N/A	7.00%	8.00%

The components of net periodic expense are as follows:

	For the Years Ended December 31,
	Pension Benefits			Postretirement Benefits
(Millions of Dollars)	2005	2004	2003	2005	2004	2003
Service cost	$ 8.8	$ 7.4	$ 6.4	$1.6	$1.2	$ 1.1
Interest cost	19.3	17.9	17.3	4.4	4.3	4.5
Expected return on plan assets	(16.6)	(17.1)	(18.2)	(2.1)	(2.1)	(2.6)
Amortization of unrecognized net transition obligation	0.3	0.3	0.3	2.5	2.5	2.5
Amortization of prior service cost	1.5	1.5	1.5	-	-	-
Amortization of actuarial loss/(gain)	4.8	2.4	(0.5)	-	-	-
Other amortization, net	-	-	-	3.0	1.6	0.7
Net periodic expense before curtailments	18.1	12.4	6.8	9.4	7.5	6.2
Curtailment expense	1.1	-	-	-	-	-
Total - net periodic expense	$19.2	$12.4	$ 6.8	$9.4	$7.5	$ 6.2

For calculating pension and postretirement benefit expense amounts, the following assumptions were used:

	For the Years Ended December 31,
Statements of Income	Pension Benefits			Postretirement Benefits
	2005	2004	2003	2005	2004	2003
Discount rate	6.00%	6.25%	6.75%	5.50%	6.25%	6.75%
Expected long-term rate of return	8.75%	8.75%	8.75%	N/A	N/A	N/A
Compensation/progression rate	4.00%	3.75%	4.00%	N/A	N/A	N/A
Expected long-term rate of return -
Health assets, net of tax	N/A	N/A	N/A	6.85%	6.85%	6.85%
Life assets and non-taxable health assets	N/A	N/A	N/A	8.75%	8.75%	8.75%

The following table represents the PBOP assumed health care cost trend rate for the next year and the assumed ultimate trend rate:

	Year Following December 31,
	2005	2004
Health care cost trend rate assumed for next year	10.00%	7.00%
Rate to which health care cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2011	2007

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

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.  The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

(Millions of Dollars)	One Percentage Point Increase	One Percentage Point Decrease
Effect on total service and interest cost components	$0.2	$(0.1)
Effect on postretirement benefit obligation	$3.2	$(2.8)

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

Estimated Future Benefit Payments:  The following benefit payments, which reflect expected future service, are expected to be paid for the Pension and PBOP Plans:

(Millions of Dollars)
Year	Pension Benefits	Postretirement Benefits	Government Subsidy
2006	$ 15.3	$ 7.0	$0.7
2007	16.0	7.2	0.7
2008	16.7	7.2	0.8
2009	17.6	7.3	0.8
2010	18.4	7.4	0.8
2011-2015	106.1	37.5	5.2

Government subsidy represents amounts expected to be received from the federal government for the new Medicare prescription drug benefit under the PBOP plan.

Contributions:  PSNH does not expect to make any contributions to the Pension Plan in 2006 and expects to make $9.6 million in contributions to the PBOP Plan in 2006.

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

Environmental reserves are accrued using a probabilistic model approach when assessments indicate that it is probable that a liability has been incurred and an amount can be reasonably estimated.  The probabilistic model approach estimates the liability based on the most likely action plan from a variety of available remediation options, including no action is required or several different remedies ranging from establishing institutional controls to full site remediation and monitoring.

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

The amounts recorded as environmental liabilities on the consolidated balance sheets represent management’s best estimate of the liability for environmental costs and takes into consideration site assessment and remediation costs.  Based on currently available information for estimated site assessment and remediation costs at December 31, 2005 and 2004, PSNH had $6.2 million and $7.3 million, respectively, recorded as environmental reserves.  A reconciliation of the activity in these reserves at December 31, 2005 and 2004 is as follows:

	For the Years Ended December 31,
(Millions of Dollars)	2005	2004
Balance at beginning of year	$ 7.3	$9.8
Additions and adjustments	0.7	3.1
Payments	(1.8)	(5.6)
Balance at end of year	$ 6.2	$7.3

PSNH currently has 16 sites included in the environmental reserve.  Of those 16 sites, 10 sites are in the remediation or long-term monitoring phase, 2 sites have had some level of site assessment completed and the remaining 4 sites are in the preliminary stages of site assessment.

For 2 sites that are included in the company's liability for environmental costs, the information known and nature of the remediation options at those sites allow an estimate of the range of losses to be made.  These sites primarily relate to manufactured gas plant (MGP) sites.  At December 31, 2005, $0.9 million has been accrued as a liability for these sites, which represents management's best estimate of the liability for environmental costs.  This amount differs from an estimated range of loss from $0.1 million to $4.4 million as management utilizes the probabilistic model approach to make its estimate of the liability for environmental costs.

For the 14 remaining sites for which an estimate is based on the probabilistic model approach, determining an estimated range of estimated losses is not possible.   These liabilities are estimated on an undiscounted basis and do not assume that any amounts are recoverable from insurance companies or other third parties.  The environmental reserve includes sites at different stages of discovery and remediation and does not include any unasserted claims.

At December 31, 2005, there are 2 sites for which there are unasserted claims; however, any related remediation costs are not probable or estimable at this time.  PSNH's environmental liability also takes into account recurring costs of managing hazardous substances and pollutants, mandated expenditures to remediate previously contaminated sites and any other infrequent and non-recurring clean up costs.

It is possible that new information or future developments could require a reassessment of the potential exposure to related environmental matters.  As this information becomes available, management will continue to assess the potential exposure and adjust the reserves accordingly.

MGP Sites:  MGP sites comprise the largest portion of PSNH's environmental liability.  MGPs are sites that manufactured gas from coal which produced certain byproducts that may pose risk to human health and the environment.  PSNH currently has 7 MGP sites included in its environmental liability.  Of the 7 MGP sites, 5 sites are currently undergoing or have undergone remediation and 2 sites are in the preliminary stages of site assessment.  At December 31, 2005 and 2004, $5.3 million and $6.3 million, respectively, represents amounts for the site assessment and remediation of MGPs.  At December 31, 2005 and 2004, the 2 largest MGP sites comprise approximately 85 percent and 86 percent, respectively, of the total MGP environmental liability.

CERCLA Matters:  The Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA) and its amendments or state equivalents impose joint and several strict liabilities, regardless of fault, upon generators of hazardous substances resulting in removal and remediation costs and environmental damages.  Liabilities under these laws can be material and in some instances may be imposed without regard to fault or for past acts that may have been lawful at the time they occurred.  PSNH has 2 superfund sites under CERCLA for which it has been notified that it is a potentially responsible party (PRP).  For sites where there are other PRPs and PSNH is not managing the site assessment and remediation, the liability accrued represents PSNH's estimate of what it will pay to settle its obligations with respect to the site.

It is possible that new information or future developments could require a reassessment of the potential exposure to related environmental matters.  As this information becomes available management will continue to assess the potential exposure and adjust the reserves accordingly.

Rate Recovery:  PSNH has a rate recovery mechanism for environmental costs.

C.

Long-Term Contractual Arrangements

Vermont Yankee Nuclear Power Corporation (VYNPC):  Previously under the terms of their agreements, PSNH paid their ownership (or entitlement) shares of costs, which included depreciation, O&M expenses, taxes, the estimated cost of decommissioning, and a return on invested capital to VYNPC and recorded these costs as purchased-power expenses.  On July 31, 2002, VYNPC consummated the sale of its nuclear generating unit to a subsidiary of Entergy Corporation for approximately $180 million.  PSNH has commitments to buy approximately 4 percent of the VYNPC plant’s output through March of 2012 at a range of fixed prices.  The total cost of purchases under contracts with VYNPC amounted to $6.4 million in 2005, $6.7 million in 2004 and $7.5 million in 2003.

Electricity Procurement Obligations:  PSNH has entered into various arrangements for the purchase of electricity.  The total cost of purchases under these arrangements amounted to $125.3 million in 2005, $121.1 million in 2004 and $122.8 million in 2003.  These amounts relate to IPP contracts and do not include PSNH’s short-term power supply management.

Portland Natural Gas Transmission System (PNGTS) Pipeline Commitments:  PSNH has a contract for capacity on the PNGTS pipeline which extends through 2018.  The total cost under this contract amounted to $1.6 million in 2005, $2 million in 2004 and $1.9 million in 2003.  These costs are not recovered from PSNH's retail customers.

Hydro-Quebec:  Along with other New England utilities, PSNH has entered into an agreement to support transmission and terminal facilities to import electricity from the Hydro-Quebec system in Canada.  PSNH is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M expenses and capital costs of those facilities.  The total cost of this agreement amounted to $6.6 million in 2005, $7.4 million in 2004 and $7.9 million in 2003.

Northern Wood Power Project:    In October of 2004, PSNH received the approvals necessary to begin construction related to the conversion of one of three 50 MW units at the coal-fired Schiller Station to burn wood (Northern Wood Power Project).  Construction of the $75 million Northern Wood Power Project began in 2004 and significant construction has been completed.  Certain other estimated construction expenditures totaling $3.8 million are not included in the contracts signed for the Northern Wood Power Project and are not included in the table of estimated future annual costs below.

Yankee Companies FERC-Approved Billings, Subject to Refund:  PSNH has significant decommissioning and plant closure cost obligations to the Yankee Companies.  Each plant has been shut down and is undergoing decommissioning.  The Yankee Companies collect decommissioning and closure costs through wholesale, FERC-approved rates charged under power purchase agreements with several New England utilities, including PSNH.  PSNH in turn passes these costs on to its customers through NHPUC approved retail rates.  YAEC and MYAPC received FERC approval to collect all presently estimated decommissioning and closure costs.  On November 23, 2005, YAEC submitted an application to the FERC to increase YAEC's wholesale decommissioning charges.  On January 31, 2006, the FERC issued an order accepting the rate increase, effective February 1, 2006, subject to refund after hearings and settlement judge proceedings.  CYAPC received an order on August 30, 2004 from the FERC allowing collection of its decommissioning and closure costs, subject to refund.  The table of estimated future annual costs below includes the decommissioning and closure costs for YAEC, MYAPC and CYAPC.

Estimated Future Annual Costs:  The estimated future annual costs of PSNH’s significant long-term contractual arrangements are as follows:

(Millions of Dollars)	2006	2007	2008	2009	2010	Thereafter
VYNPC	$ 7.1	$ 6.9	$ 7.0	$ 7.6	$ 7.3	$ 9.3
Electricity procurement contracts	122.5	52.6	27.6	27.8	28.0	185.0
PNGTS pipeline commitments	2.0	2.0	2.0	2.0	2.0	15.9
Hydro-Quebec	7.3	6.9	6.8	6.7	6.7	66.7
Northern Wood Power Project	6.5	-	-	-	-	-
Yankee Companies FERC-approved billings, subject to refund	13.2	10.2	9.0	8.1	7.8	-
Totals	$158.6	$ 78.6	$52.4	$52.2	$51.8	$276.9

D.

Deferred Contractual Obligations

FERC Proceedings:  In 2003 the Connecticut Yankee Atomic Power Company (CYAPC) increased the estimated decommissioning and plant closure costs for the period 2000 through 2023 by approximately $395 million over the April 2000 estimate of $436 million approved by the FERC in a 2000 rate case settlement.  The revised estimate reflects the increases in the projected costs of spent fuel storage, increased security and liability and property insurance costs, and the fact that CYAPC is now self performing all work to complete the decommissioning of the plant due to the termination of the decommissioning contract with Bechtel Power Corporation (Bechtel) in July of 2003.  PSNH's share of CYAPC's increase in decommissioning and plant closure costs is approximately $20 million.  On July 1, 2004, CYAPC filed with the FERC for recovery seeking to increase its annual decommissioning collections from $16.7 million to $93 million for a six-year period beginning on January 1, 2005.  On August 30, 2004, the FERC issued an order accepting the rates, with collection beginning on February 1, 2005, subject to refund.

Both the Connecticut Department of Public Utility Control  (DPUC) and Bechtel filed testimony in the FERC proceeding claiming that CYAPC was imprudent in its management of the decommissioning project.  In its testimony, the DPUC recommended a disallowance of $225 million to $234 million out of CYAPC's requested rate increase of approximately $395 million.  PSNH's share of the DPUC's recommended disallowance would be between $11 million to $12 million.  The FERC staff also filed testimony that recommended a $38 million decrease in the requested rate increase claiming that CYAPC should have used a different gross domestic product (GDP) escalator.  PSNH's share of this recommended decrease is $1.9 million.

On November 22, 2005, a FERC administrative law judge (ALJ) issued an initial decision finding no imprudence on CYAPC's part.  However, the ALJ did agree with the FERC staff’s position that a lower GDP escalator should be used for calculating the rate increase and found that CYAPC should recalculate its decommissioning charges to reflect the lower escalator.  Briefs to the full FERC addressing these issues were filed in January and February of 2006, and a final order is expected later in 2006.  Management expects that if the FERC staff's position on the decommissioning GDP cost escalator is found by the FERC to be more appropriate than that used by CYAPC to develop its proposed rates, then CYAPC would review whether to reduce its estimated decommissioning obligation and reduce the customers' obligation, including PSNH.

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

On June 10, 2004, the DPUC and the Connecticut Office of Consumer Counsel (OCC) filed a petition seeking a declaratory order that CYAPC be allowed to recover all decommissioning costs from its wholesale purchasers, including PSNH, but that such purchasers may not be allowed to recover in their retail rates any costs that the FERC might determine to have been imprudently incurred.  On August 30, 2004, the FERC denied this petition.  On September 29, 2004, the DPUC and OCC asked the FERC to reconsider the petition and on October 20, 2005, the FERC denied the reconsideration, holding that the sponsor companies are only obligated to pay CYAPC for prudently incurred decommissioning costs and the FERC has no jurisdiction over the sponsors' rates to their retail customers.  On December 12, 2005, the DPUC sought review of these orders by the United States Court of Appeals for the D.C. Circuit.  The FERC and the CYAPC have asked the court to dismiss the case and the DPUC has objected to a dismissal.  PSNH cannot predict the timing or the outcome of these proceedings.

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

Spent Nuclear Fuel Litigation:  CYAPC, Yankee Atomic Energy Company (YAEC) and Maine Yankee Atomic Power Company (MYAPC) (Yankee Companies) also commenced litigation in 1998 charging that the federal government breached contracts it entered into with each company in 1983 under the Act.  Under the Act, the Department of Energy (DOE) was to begin removing spent nuclear fuel from the nuclear plants of the Yankee Companies no later than January 31, 1998 in return for payments by each company into the nuclear waste fund.  No fuel has been collected by the DOE, and spent nuclear fuel is stored on the sites of the Yankee Companies' plants.  The Yankee Companies collected the funds for payments into the nuclear waste fund from wholesale utility customers under FERC-approved contract rates.  The wholesale utility customers in turn collect these payments from their retail electric customers.  The Yankee Companies' individual damage claims attributed to the government's breach ranging between $523 million and $543 million are specific to each plant and include incremental storage, security, construction and other costs through 2010.  The CYAPC damage claim ranges from $186 million to $198 million, the YAEC damage claim ranges from $177 million to $185 million and the MYAPC damage claim is $160 million.  The DOE trial ended on August 31, 2004 and a verdict has not been reached.  Post-trial findings of facts and final briefs were filed by the parties in January of 2005.  The Yankee Companies' current rates do not include an amount for recovery of damages in this matter.  Management can predict neither the outcome of this matter nor its ultimate impact on PSNH.

YAEC:   In November of 2005, YAEC established an updated estimate of the cost of completing the decommissioning of its plant resulting in an increase of approximately $85 million.  PSNH’s share of the increase in estimated costs is $6 million.  This estimate reflects the cost of completing site closure activities from October of 2005 forward and storing spent nuclear fuel and other high level waste on site until 2020.  This estimate projects a total cost of $192.1 million for the completion of decommissioning and long-term fuel storage.  To fund these costs, on November 23, 2005, YAEC submitted an application to the FERC to increase YAEC’s wholesale decommissioning charges.  The DPUC and the Massachusetts attorney general protested these increases.  On January 31, 2006, the FERC issued an order accepting the rate increase, effective February 1, 2006, subject to refund after hearings and settlement judge proceedings.  The hearings have been suspended pending settlement discussions between YAEC, the FERC and other intervenors in the case.  PSNH has a 7 percent ownership interest in YAEC and can predict neither the outcome of this matter nor its ultimate impact on PSNH.

5.  Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

Long-Term Debt and Rate Reduction Bonds:  The fair value of PSNH’s fixed-rate securities is based upon the quoted market price for those issues or similar issues.  Adjustable rate securities are assumed to have a fair value equal to their carrying value.  The carrying amounts of PSNH’s financial instruments and the estimated fair values are as follows:

	At December 31, 2005
(Millions of Dollars)	Carrying Amount	Fair Value
Long-term debt -
First mortgage bonds	$100.0	$100.8
Other long-term debt	407.3	421.5
Rate reduction bonds	382.7	402.8

	At December 31, 2004
(Millions of Dollars)	Carrying Amount	Fair Value
Long-term debt -
First mortgage bonds	$ 50.0	$ 51.0
Other long-term debt	407.3	427.5
Rate reduction bonds	428.8	464.8

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

Capital lease rental payments were $0.4 million in 2005 and 2004 and $0.5 million in 2003.  Interest included in capital lease rental payments was $0.2 million in 2005 and 2004 and $0.3 million in 2003.  Capital lease asset amortization was $0.2 million for the years ended December 31, 2005, 2004 and 2003.

Operating lease rental payments charged to expense were $4.1 million in 2005, $3.6 million in 2004 and $3.3 million in 2003.  The capitalized portion of operating lease payments was approximately $1.8 million for the year ended December 31, 2005 and $1.7 million for the years ended December 31, 2004 and 2003.

Future minimum rental payments excluding executory costs, such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable leases, at December 31, 2005 are as follows:

(Millions of Dollars)	Capital Leases	Operating Leases
2006	$ 0.3	$ 6.4
2007	0.2	5.3
2008	0.2	4.4
2009	-	2.8
2010	-	2.2
Thereafter	-	7.1
Future minimum lease payments	0.7	$28.2
Less amount representing interest	(0.2)
Present value of future minimum lease payments	$ 0.5

7.  Dividend Restrictions

The Federal Power Act and certain state statutes limit the payment of dividends by PSNH to its retained earnings balance.  At December 31, 2005, retained earnings available for payment of dividends is restricted to $232 million.

8.  Accumulated Other Comprehensive Income/(Loss)

The accumulated balance for each other comprehensive income/(loss) item is as follows:

(Millions of Dollars)	December 31, 2004	Current Period Change	December 31, 2005
Unrealized gains on securities	$ 0.2	$ -	$ 0.2
Minimum supplemental executive retirement pension liability adjustments	(0.3)	0.2	(0.1)
Accumulated other comprehensive (loss)/income	$(0.1)	$0.2	$ 0.1

(Millions of Dollars)	December 31, 2003	Current Period Change	December 31, 2004
Unrealized gains on securities	$0.1	$0.1	$ 0.2
Minimum supplemental executive retirement pension liability adjustments	(0.2)	(0.1)	(0.3)
Accumulated other comprehensive loss	$(0.1)	$ -	$(0.1)

The changes in the components of other comprehensive (loss)/income are reported net of the following income tax effects:

(Millions of Dollars)	2005	2004	2003
Unrealized gains on securities	$ -	$(0.1)	$(0.1)
Minimum supplemental executive retirement pension liability adjustments	(0.1)	-	0.2
Accumulated other comprehensive (loss)/income	$(0.1)	$(0.1)	$ 0.1

The unrealized gains on securities above relate to $3.4 million and $3.3 million of Supplemental Executive Retirement Plan securities at December 31, 2005 and 2004, respectively, that are included in prepayments and other on the accompanying consolidated balance sheets.

9.  Long-Term Debt

Details of long-term debt outstanding are as follows:

At December 31,	2005	2004
	(Millions of Dollars)
First Mortgage Bonds:
5.25% Series L, due 2014	$ 50.0	$ 50.0
5.60% Series M, due 2035	50.0	-
Total First Mortgage Bonds	$100.0	$ 50.0
Pollution Control Revenue Bonds:
6.00% Tax-Exempt, Series D, due 2021	75.0	75.0
6.00% Tax-Exempt due 2021, Series E, due 2021	44.8	44.8
Adjustable Rate, Series A, due 2021	89.3	89.3
Adjustable Rate, Series B, due 2021	89.3	89.3
5.45% Tax-Exempt, Series C, due 2021	108.9	108.9
Total Pollution Control Revenue Bonds	$407.3	$407.3
Less amounts due within a year	-	-
Unamortized premiums and discounts, net	(0.2)	(0.1)
Long-term debt	$507.1	$457.2

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

PSNH entered into financing arrangements with the Business Finance Authority (BFA) of the state of New Hampshire, pursuant to which the BFA issued five series of Pollution Control Revenue Bonds (PCRBs) and loaned the proceeds to PSNH.  At both December 31, 2005 and 2004, $407.3 million of the PCRBs were outstanding.  PSNH’s obligation to repay each series of PCRBs is secured by bond insurance and by first mortgage bonds.  Each such series of first mortgage bonds contains similar terms and provisions as the applicable series of PCRBs.  For financial reporting purposes, these first mortgage bonds would not be considered outstanding unless PSNH failed to meet its obligations under the PCRBs.

The weighted-average effective interest rate on PSNH's variable-rate pollution control notes was 2.51 percent for 2005 and 1.25 percent for 2004.

PSNH's long-term debt agreements provide that it must comply with certain financial and non-financial covenants as are customarily included in such agreements.  PSNH currently is and expects to remain in compliance with these covenants.

On October 5, 2005, PSNH issued $50 million of first mortgage bonds with a fixed coupon of 5.60 percent and a maturity of October 5, 2035.  The proceeds of this issuance were used to refinance the company's short-term debt and to fund its capital needs.

10. Segment Information

Segment information related to the distribution (including generation) and transmission businesses for PSNH for the years ended December 31, 2005, 2004, and 2003 is as follows (millions of dollars):

	For the Year Ended December 31, 2005
	Distribution	Transmission	Totals
Operating revenues	$1,091.9	$36.5	$1,128.4
Depreciation and amortization	(233.6)	(4.3)	(237.9)
Other operating expenses	(774.6)	(17.7)	(792.3)
Operating income	83.7	14.5	98.2
Interest expense, net of AFUDC	(43.9)	(2.4)	(46.3)
Interest income	0.3	0.1	0.4
Other income, net	1.6	-	1.6
Income tax expense	(7.8)	(4.4)	(12.2)
Net income	$ 33.9	$ 7.8	$ 41.7
Total assets (1)	$2,294.6	$ -	$2,294.6
Cash flows for total investments in plant	$ 131.9	$26.9	$ 158.8

	For the Year Ended December 31, 2004
	Distribution	Transmission	Totals
Operating revenues	$ 937.9	$30.8	$ 968.7
Depreciation and amortization	(180.5)	(4.4)	(184.9)
Other operating expenses	(662.7)	(15.8)	(678.5)
Operating income	94.7	10.6	105.3
Interest expense, net of AFUDC	(43.5)	(2.0)	(45.5)
Interest income	0.3	-	0.3
Other (loss)/income, net	(1.0)	0.5	(0.5)
Income tax expense	(10.6)	(2.4)	(13.0)
Net income	$ 39.9	$ 6.7	$ 46.6
Total assets (1)	$2,205.4	$ -	$2,205.4
Cash flows for total investments in plant	$ 123.1	$ 30.1	$ 153.2

	For the Year Ended December 31, 2003
	Distribution	Transmission	Totals
Operating revenues	$ 863.0	$25.2	$ 888.2
Depreciation and amortization	(118.2)	(3.0)	(121.2)
Other operating expenses	(633.1)	(10.3)	(643.4)
Operating income	111.7	11.9	123.6
Interest expense, net of AFUDC	(44.8)	(0.4)	(45.2)
Interest income	0.2	-	0.2
Other loss, net	(3.0)	(0.2)	(3.2)
Income tax expense	(25.8)	(4.0)	(29.8)
Net income	$ 38.3	$ 7.3	$ 45.6
Cash flows for total investments in plant	$ 78.2	$26.9	$ 105.1

(1) Information for segmenting total assets between distribution and transmission is not available at December 31, 2005 or 2004.  The distribution and transmission assets are disclosed in the distribution columns above.

Consolidated Quarterly Financial Data (Unaudited)
	Quarter Ended (a) (b)
(Thousands of Dollars)	March 31,	June 30,	September 30,	December 31,
2005
Operating Revenues	$268,891	$259,586	$307,305	$292,645
Operating Income	25,439	24,264	26,312	22,224
Net Income	8,788	9,063	11,921	11,967

2004
Operating Revenues	$244,148	$226,448	$258,876	$239,277
Operating Income	31,259	20,022	30,066	23,915
Net Income	11,760	6,025	18,239	10,617

Selected Consolidated Financial Data (Unaudited)
(Thousands of Dollars)	2005	2004	2003	2002	2001
Operating Revenues	$1,128,427	$ 968,749	$ 888,186	$ 947,178	$ 964,415
Net Income	41,739	46,641	45,624	62,897	81,776
Cash Dividends on Common Stock	42,383	27,186	16,800	45,000	27,000
Property, Plant and Equipment, net (c)	1,155,423	1,031,703	925,592	839,716	809,740
Total Assets (d)	2,294,583	2,205,374	2,171,181	2,155,447	2,094,514
Rate Reduction Bonds	382,692	428,769	472,222	510,841	507,381
Long-Term Debt (e)	507,086	457,190	407,285	407,285	407,285
Obligations Under Seabrook Power Contracts and Other Capital Leases (e)	498	712	986	1,192	110,275

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

Quarter Ended	2005	2004
March 31,	$110	$225
June 30,	254	212
September 30,	247	320

(c)

Amount includes construction work in progress.

(d)

Total assets were not adjusted for cost of removal prior to 2002.

(e)

Includes portions due within one year.

Consolidated Statistics (Unaudited)
	2005	2004	2003	2002	2001
Revenues: (Thousands)
Residential	$ 450,230	$384,667	$351,622	$325,912	$323,642
Commercial	423,884	361,603	318,081	297,196	297,632
Industrial	190,299	175,921	159,560	150,582	175,575
Other Utilities	34,688	19,712	38,622	152,131	144,350
Streetlighting and Railroads	5,685	5,297	4,801	4,820	5,227
Miscellaneous	23,641	21,549	15,500	16,537	17,989
Total	$1,128,427	$968,749	$888,186	$947,178	$964,415
Sales: (kWh - Millions)
Residential	3,162	3,015	2,944	2,765	2,592
Commercial	3,342	3,235	3,100	2,969	2,873
Industrial	1,612	1,716	1,684	1,646	1,926
Other Utilities	501	242	674	4,034	4,086
Streetlighting and Railroads	24	25	23	23	23
Total	8,641	8,233	8,425	11,437	11,500
Customers: (Average)
Residential	408,959	403,088	388,133	382,481	376,832
Commercial	68,232	66,572	63,324	61,775	59,538
Industrial	2,768	2,783	2,758	2,818	2,863
Other	600	572	554	540	517
Total	480,559	473,015	454,769	447,614	439,750
Average Annual Use Per Residential Customer (kWh)	7,733	7,484	7,584	7,208	6,868
Average Annual Bill Per Residential Customer	$1,100.95	$954.96	$905.52	$849.10	$859.87
Average Revenue Per kWh:
Residential	14.24¢	12.76¢	11.94¢	11.78¢	12.52¢
Commercial	12.68	11.18	10.26	10.01	10.36
Industrial	11.81	10.25	9.48	9.15	9.12