Form 10-K, Exhibit 13
period 2007-12-31
NORTHEAST UTILITIES; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; CONNECTICUT LIGHT & POWER CO
filed 2008-02-29
CIK 72741, 106170, 315256, 23426

Exhibit 13.2

2007 Annual Report
Western Massachusetts Electric Company

Company Report

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes included in this Annual Report.  References in this exhibit to "WMECO" or "the company" are to Western Massachusetts Electric Company, and the terms "we," "us" and "our" refer to WMECO.

Overview

We are a wholly owned subsidiary of Northeast Utilities (NU).  NU’s other regulated electric subsidiaries include The Connecticut Light and Power Company and Public Service Company of New Hampshire.

We earned $23.6 million in 2007, compared with $15.6 million in 2006 and $15.1 million in 2005.  Included in earnings were transmission segment earnings of $5.1 million, $4.6 million and $4 million in 2007, 2006 and 2005, respectively, and distribution segment earnings of $18.5 million, $11 million and $11.1 million in 2007, 2006 and 2005, respectively.

Our distribution segment earnings in 2007 were $7.5 million higher than in 2006 primarily due to the impacts of a rate settlement that became effective on January 1, 2007.  The settlement included, among other things, a $1 million annualized rate increase and the implementation of several cost tracking mechanisms.  The 2007 earnings also did not include certain charges that negatively impacted us in 2006.  Higher earnings were partially offset by higher depreciation expense.  Our distribution segment regulatory return on equity (Regulatory ROE) was approximately 9.7 percent in 2007 and 9.6 percent in 2006.  We expect our distribution segment Regulatory ROE to be towards the low end of a 9 percent to 10 percent range at approximately 9 percent in 2008.

The increase in transmission segment earnings in 2007 was due to a higher level of investment in our transmission infrastructure.

For the distribution segment, a summary of changes in our retail electric kilowatt-hour (KWH) sales for 2007 as compared to 2006 on an actual and weather normalized basis (using a 30-year average) is as follows:

	Percentage Increase/ (Decrease)	Weather Normalized Percentage Increase/ (Decrease)
Residential	1.9%	(0.3)%
Commercial	1.0%	0.5%
Industrial	(2.3)%	(2.4)%
Total	0.6%	(0.4)%

Our electric sales per customer, adjusted for weather impacts, have been negatively affected by retail rate increases driven by the energy component of customer bills that began in early 2006.  Although the longer-term trend in customer usage in our service territory when energy prices were stable had reflected a generally increasing use per customer, customers have responded to higher energy prices in recent years by using less electricity.  Even though generation costs stabilized in 2007, residential use per customer on a weather normalized basis is lower than 2006 levels, reflecting continued conservation efforts.  We cannot determine at this time whether these trends will continue or the effect they may have on our distribution segment earnings.

Liquidity

Net cash flows from operations increased by $21.2 million from $16.3 million in 2006 to $37.5 million in 2007.  The increase in operating cash flows was primarily due to an increase in recoveries from ratepayers due in part to retail rate adjustments that were effective in January of 2007.  In 2006, amortization of regulatory liabilities and regulatory overrecoveries represented a combined cash outflow of approximately $17 million due primarily to a decrease in the transition charge as overrecoveries were refunded to customers.  In 2007, amortization of regulatory assets and regulatory overrecoveries represented a combined cash inflow of approximately $43 million due to retail transmission recoveries and other recoveries on tracked items.  2007 operating cash flows compared to 2006 also improved due to an approximately $9 million decrease in payments to the Yankee Companies for decommissioning costs.  This increase was partially offset by the payment of $65.6 million in federal and state income taxes in 2007.  We accrued the majority of our portion of this tax obligation in 2000 upon the sale of these generation assets to another NU subsidiary, but due to the intercompany nature of the sales, the federal and state income tax payments were deferred at that time.  It was not until NU ultimately sold these generation assets to an unaffiliated third party in November of 2006 that we were required to pay this deferred tax obligation.

We, along with other NU subsidiaries, are a party to a five-year unsecured revolving credit facility which expires on November 6, 2010.  We can borrow up to $100 million on a short-term basis, or subject to regulatory approvals, on a long-term basis.  At December 31, 2007 and 2006, we had no borrowings outstanding under this facility.

In August of 2007, we issued $40 million of 30-year senior unsecured notes with a coupon rate of 6.7 percent and a maturity date of August 15, 2037.  The proceeds were used to refinance our short term borrowings, which were previously incurred to fund transmission segment and distribution segment capital expenditures.

Our senior unsecured debt is rated Baa2, BBB and BBB+ with a stable outlook, by Moody’s Investors Service, Standard & Poor’s and Fitch Ratings, respectively.  To ensure the consistency of these ratings, which aid in the achievement of competitive market rates for our debt issuances, we seek to maintain certain credit metrics satisfactory to the rating agencies, which include a target capitalization structure of approximately 55 percent debt and 45 percent equity.  The three agencies each may include in the debt component of capitalization additional factors, such as the net present value of remaining operating leases and postretirement benefit obligations.  Before the application of such adjustments, our ratio of consolidated total debt to total capitalization was approximately 52 percent as of December 31, 2007.  We seek to maintain our target structure over the long term through a proper balance of capital infusions from NU parent and new debt issuances or borrowings.

In 2007 and 2006, NU contributed equity to us of $13.6 million and $31.9 million, respectively.  In general, we pay approximately 60 percent of our cash earnings to NU in the form of common dividends.  In 2007 and 2006, we paid common dividends to NU of $12.8 million and $7.9 million, respectively.

Capital expenditures described herein are cash capital expenditures and do not include amounts incurred but not paid, cost of removal, the allowance for funds used during construction (AFUDC) related to equity funds, and the capitalized portion of pension expense or income.  Our cash capital expenditures totaled $47.3 million in 2007, compared with $42.8 million in 2006 and $44.7 million in 2005.

Capital expenditures are expected to increase significantly over the next several years with the 115 kilovolt (KV) Springfield Underground Cables transmission project and our portion of the New England East-West 345 KV and 115 KV Overhead transmission projects. We project our capital expenditures to total approximately $825 million from 2008 to 2012, of which $648 million relates to our transmission segment.  In order to finance this five-year capital program, we expect further debt issuances and equity infusions from NU parent as needed.

Regulatory Issue

On December 14, 2006, the Massachusetts Department of Public Utilities (formerly the Massachusetts Department of Telecommunications and Energy) (DPU) approved a rate case settlement agreement that included distribution rate increases of $1 million beginning on January 1, 2007 and an additional $3 million increase beginning on January 1, 2008.  On January 1, 2008, WMECO adjusted its rates to include the distribution increase, new basic service contracts, and changes in several tracking mechanisms.  The net impact of this rate adjustment is an average 6.2 percent increase in customers' total bills.

RESULTS OF OPERATIONS

The components of significant income statement variances for the past two years are provided in the table below.

Income Statement Variances	2007 over/(under) 2006		2006 over/(under) 2005
(Millions of Dollars)	Amount	Percent	Amount	Percent
Operating Revenues	$33	8%	$22	5%

Operating Expenses:
Operation -
Fuel, purchased and net interchange power	(44)	(16)	34	14
Other operation	17	21	10	15
Maintenance	3	18	-	-
Depreciation	4	21	1	6
Amortization of regulatory assets/(liabilities), net	38	(a)	(24)	(a)
Amortization of rate reduction bonds	1	7	1	7
Taxes other than income taxes	-	-	-	-
Total operating expenses	19	5	22	6
Operating Income	14	35	-	-
Interest expense, net	1	5	1	4
Other income, net	2	66	-	-
Income before income tax expense	15	63	(1)	(4)
Income tax expense	7	88	(2)	(16)
Net income	$8	51%	$1	4%

(a) Percent greater than 100.

Comparison of the Year 2007 to the Year 2006

Operating Revenues

Operating revenues increased $33 million compared to the same period in 2006 due to higher distribution segment revenue ($31 million) and higher transmission segment revenue ($3 million).

The distribution segment revenue increase of $31 million is primarily due to the components of revenues which are included in regulatory commission approved tracking mechanisms that track the recovery of certain incurred costs ($27 million).  See also amortization of regulatory assets/(liabilities), net below.  The distribution revenue tracking components increase of $27 million is primarily due to higher retail transmission revenues ($25 million) and higher transition cost recoveries ($15 million), higher pension tracker and default service true-up revenues ($8 million) resulting from the distribution rate settlement that took effect January 1, 2007 and higher wholesale revenues ($3 million), partially offset by the pass through of lower energy supply costs ($25 million).  The tracking mechanisms allow for rates to be changed periodically with over collections refunded to customers or under collections collected from customers in future periods.

The distribution component of revenues which impacts earnings increased $4 million primarily due to the distribution rate increase effective January 1, 2007 and higher retail sales.  Retail sales increased 0.6 percent compared to the same period of 2006.

Transmission segment revenues increased $3 million primarily due to a higher transmission investment base and higher operating expenses, which are recovered under Federal Energy Regulatory Commission (FERC)-approved transmission tariffs.

Fuel, Purchased and Net Interchange Power

Fuel, purchased and net interchange power expense decreased $44 million primarily due to lower default service supply costs ($33 million) and lower purchased power costs ($10 million), which are included in a regulatory commission approved tracking mechanism.  The default service supply costs are the contractual amounts we must pay to various suppliers that supply default service load after winning a competitive solicitation process.  The decrease in these costs is primarily the result of decreased load levels resulting from customers migrating from default service to a third party energy supplier during 2007 as compared to 2006.  Lower purchased power costs of $10 million are the result of lower capacity costs for the Yankee companies' contractual obligations as some of these companies complete decommissioning.

Other Operation

Other operation expenses increased $17 million primarily due to an increase in retail transmission expenses ($8 million), higher administrative expenses ($6 million) and higher uncollectible account expenses ($2 million).  The increase in retail transmission expenses is mainly due to the deferral, resulting from the regulatory tracking mechanism as a result of the increase in retail transmission revenue rates.

Maintenance

Maintenance expense increased $3 million primarily due to higher tree trimming and maintenance of station equipment and structures expenses.

Depreciation

Depreciation expense increased $4 million primarily due to revised depreciation rates effective January 1, 2007 from the distribution rate settlement and higher utility plant balances.

Amortization of Regulatory Assets/(Liabilities), Net

Amortization of regulatory assets/(liabilities), net increased $38 million primarily due to the deferral of transition costs as a result of a higher transition charge rate and lower power contract net costs and the 2006 $18 million credit associated with the deferral of retail transmission costs.

Amortization of Rate Reduction Bonds

Amortization of rate reduction bonds increased $1 million.  The higher portion of principal within the rate reduction bond’s payment results in a corresponding increase in the amortization of regulatory assets.

Interest Expense, Net

Interest expense, net increased $1 million primarily due to higher interest on long-term debt as a result of the issuance of the sale of $40 million of unsecured notes in August 2007, partially offset by lower rate reduction bond interest resulting from lower principal balances outstanding.

Other Income, Net

Other income, net increased $2 million primarily due to higher investment income and higher equity of earnings as a result of regional nuclear generating companies.

Income Tax Expense

Income tax expense increased $7 million due to higher pre-tax earnings and a decrease in favorable tax adjustments.

Comparison of the Year 2006 to the Year 2005

Operating Revenues

Operating revenues increased $22 million compared to the same period in 2005, primarily due to higher distribution segment revenue ($20 million) and higher transmission segment revenue ($2 million).

The distribution segment revenue increase of $20 million is primarily due to the components of revenues which are included in regulatory commission approved tracking mechanisms that track the recovery of certain incurred costs ($20 million).  The distribution revenue tracking components increase of $20 million is primarily due to the pass through of higher energy supply costs ($28 million), partially offset by lower retail transmission revenues ($5 million) and lower wholesale revenues ($1 million).  The tracking mechanisms allow for rates to be changed periodically with over collections refunded to customers or under collections collected from customers in future periods.

The distribution component of retail revenue which impacts earnings was flat as a result of the $3 million distribution rate increase that took affect January 1, 2006 being offset by a 4.2 percent decrease in sales.

Transmission segment revenues increased $2 million primarily due to a higher rate base and higher operating expenses which are recovered under the FERC-approved transmission tariffs.

Fuel, Purchased and Net Interchange Power

Fuel, purchased and net interchange power expense increased $34 million primarily due to higher default service supply costs, which are included in a regulatory commission approved tracking mechanism.  These default service supply costs are the contractual amounts we must pay to various suppliers that have earned the right to supply default service load through a competitive solicitation process.  The increase in these costs is primarily the result of increases in the market price of electricity at the time of each solicitation.

Other Operation

Other operation expenses increased $10 million primarily due to higher reliability must run (RMR) costs ($14 million), which are included in a retail transmission regulatory rate tracking mechanism, and will be recovered from customers in future years, partially offset by lower pension and other benefit costs ($2 million) and lower conservation and load management expenses ($1 million).

Depreciation

Depreciation expense increased $1 million primarily due to higher utility plant balances.

Amortization of Regulatory Assets/(Liabilities), Net

Amortization of regulatory assets/(liabilities), net decreased $24 million primarily due to the deferral of retail transmission costs ($18 million), mainly as a result of higher RMR costs, and the deferral of higher transition costs ($5 million).

Amortization of Rate Reduction Bonds

Amortization of rate reduction bonds increased $1 million.  The higher portion of principal within the rate reduction bond’s payment results in a corresponding increase in the amortization of regulatory assets.

Interest Expense, Net

Interest expense, net increased $1 million primarily due to higher long-term debt levels as a result of the issuance of $50 million of ten-year senior notes in August of 2005 ($2 million), partially offset by lower rate reduction bond interest resulting from lower principal balances outstanding ($1 million).

Income Taxes

Income tax expense decreased $2 million due to lower pre-tax earnings and a decrease in the effective tax rate from 38.1 to 33.2 percent.  The effective tax rate decrease primarily results from a deferred tax adjustment related to generation plants sold to an affiliate.

Company Report on Internal Controls Over Financial Reporting

Management is responsible for the preparation, integrity, and fair presentation of the accompanying consolidated financial statements of Western Massachusetts Electric Company and subsidiary (WMECO or the Company) and of other sections of this annual report.

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

Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, WMECO conducted an evaluation of the effectiveness of internal controls over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this evaluation under the framework in COSO, management concluded that our internal controls over financial reporting were effective as of December 31, 2007.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Western Massachusetts Electric Company and subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1.G., the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109, as of January 1, 2007.

/s/	Deloitte & Touche LLP
Deloitte & Touche LLP

Hartford, Connecticut

February 28, 2008

WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

At December 31,	2007	2006
	(Thousands of Dollars)
ASSETS

Current Assets:
Cash	$ 1,110	$ 1,336
Receivables, less provision for uncollectible
accounts of $5,699 in 2007 and $5,073 in 2006	49,578	43,182
Accounts receivable from affiliated companies	258	5,628
Unbilled revenues	17,990	15,940
Taxes receivable	3,382	-
Materials and supplies	2,353	1,875
Marketable securities - current	31,286	28,054
Prepayments and other	2,661	1,080
	108,618	97,095

Property, Plant and Equipment:
Electric utility	728,712	703,723
Less: Accumulated depreciation	205,743	201,099
	522,969	502,624
Construction work in progress	36,388	23,470
	559,357	526,094

Deferred Debits and Other Assets:
Regulatory assets	193,921	252,346
Prepaid pension	90,015	69,933
Marketable securities - long-term	25,078	25,964
Other	14,099	17,261
	323,113	365,504

Total Assets	$ 991,088	$ 988,693

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

At December 31,	2007	2006
	(Thousands of Dollars)
LIABILITIES AND CAPITALIZATION

Current Liabilities:
Notes payable to affiliated companies	$ 14,900	$ 30,800
Accounts payable	30,636	28,008
Accounts payable to affiliated companies	7,480	4,184
Accrued taxes	633	27,615
Accrued interest	5,498	4,546
Other	9,856	9,273
	69,003	104,426

Rate Reduction Bonds	86,731	99,428

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes	187,139	197,881
Accumulated deferred investment tax credits	2,015	2,319
Deferred contractual obligations	41,958	50,711
Regulatory liabilities	39,437	26,756
Accrued postretirement benefits	12,668	14,293
Other	5,015	12,136
	288,232	304,096
Capitalization:
Long-Term Debt	303,872	261,777

Common Stockholder's Equity:
Common stock, $25 par value - authorized
1,072,471 shares; 434,653 shares outstanding
in 2007 and 2006	10,866	10,866
Capital surplus, paid in	128,228	114,544
Retained earnings	103,925	92,663
Accumulated other comprehensive income	231	893
Common Stockholder's Equity	243,250	218,966
Total Capitalization	547,122	480,743

Commitments and Contingencies (Note 4)

Total Liabilities and Capitalization	$ 991,088	$ 988,693

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,	2007	2006	2005
	(Thousands of Dollars)

Operating Revenues	$ 464,745	$ 431,509	$ 409,393

Operating Expenses:
Operation -
Fuel, purchased and net interchange power	236,582	280,158	245,763
Other	98,837	81,969	71,449
Maintenance	18,618	15,821	16,271
Depreciation	20,868	17,204	16,273
Amortization of regulatory assets/(liabilities), net	10,601	(27,516)	(3,518)
Amortization of rate reduction bonds	12,766	11,968	11,220
Taxes other than income taxes	12,322	11,932	11,661
Total operating expenses	410,594	391,536	369,119
Operating Income	54,151	39,973	40,274

Interest Expense:
Interest on long-term debt	11,577	10,671	9,535
Interest on rate reduction bonds	5,839	6,723	7,570
Other interest	2,430	1,507	1,041
Interest expense, net	19,846	18,901	18,146
Other Income, Net	3,885	2,338	2,251
Income Before Income Tax Expense	38,190	23,410	24,379
Income Tax Expense	14,586	7,766	9,294
Net Income	$ 23,604	$ 15,644	$ 15,085

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Net Income	$ 23,604	$ 15,644	$ 15,085
Other comprehensive (loss)/income, net of tax:
Qualified cash flow hedging instruments	(704)	(99)	951
Unrealized gains/(losses) on securities	42	226	(244)
Minimum SERP liability	-	72	49
Other comprehensive (loss)/income, net of tax	(662)	199	756
Comprehensive Income	$ 22,942	$ 15,843	$ 15,841

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

	Common Stock		Capital Surplus Paid In	Retained Earnings	Accumulated Other Comprehensive (Loss)/Income	Total
	Shares	Amount
	(Thousands of Dollars, except share information)

Balance at January 1, 2005	434,653	$ 10,866	$ 76,103	$ 77,565	$ (62)	$164,472

Net income for 2005				15,085		15,085
Dividends on common stock				(7,685)		(7,685)
Allocation of benefits - ESOP			(93)			(93)
Tax deduction for stock options exercised and Employee
Stock Purchase Plan disqualifying dispositions			28			28
Capital contribution from NU parent			6,773			6,773
Other comprehensive income					756	756
Balance at December 31, 2005	434,653	10,866	82,811	84,965	694	179,336

Net income for 2006				15,644		15,644
Dividends on common stock				(7,946)		(7,946)
Allocation of benefits - ESOP			(29)			(29)
Tax deduction for stock options exercised and Employee
Stock Purchase Plan disqualifying dispositions			(183)			(183)
Capital contribution from NU parent			31,945			31,945
Other comprehensive income					199	199
Balance at December 31, 2006	434,653	10,866	114,544	92,663	893	218,966

Adoption of FIN48 - accounting
for uncertainty of income taxes				437		437
Net income for 2007				23,604		23,604
Dividends on common stock				(12,779)		(12,779)
Allocation of benefits - ESOP			77			77
Capital contribution from NU parent			13,607			13,607
Other comprehensive loss					(662)	(662)
Balance at December 31, 2007	434,653	$ 10,866	$ 128,228	$ 103,925	$ 231	$243,250

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2007	2006	2005
	(Thousands of Dollars)

Operating Activities:
Net income	$ 23,604	$ 15,644	$ 15,085
Adjustments to reconcile to net cash flows
provided by operating activities:
Bad debt expense	6,922	5,503	3,857
Depreciation	20,868	17,204	16,273
Deferred income taxes	(15,332)	(17,192)	(1,884)
Amortization of regulatory assets/(liabilities), net	10,601	(27,516)	(3,518)
Amortization of rate reduction bonds	12,766	11,968	11,220
Pension income, net of capitalized portion	(3,066)	(803)	(647)
Regulatory overrecoveries	32,129	10,327	5,360
Deferred contractual obligations	(7,568)	(16,807)	(16,557)
Other non-cash adjustments	(283)	1,384	1,955
Other sources of cash	1,504	3,364	-
Other uses of cash	(1,010)	(122)	(6,029)
Changes in current assets and liabilities:
Receivables and unbilled revenues, net	(9,749)	(4,600)	(5,269)
Materials and supplies	(478)	(461)	74
Other current assets	(1,300)	(183)	130
Accounts payable	1,417	(7,544)	5,231
Taxes (receivable)/accrued	(35,014)	25,995	5,900
Other current liabilities	1,537	176	(1,150)
Net cash flows provided by operating activities	37,548	16,337	30,031

Investing Activities:
Investments in property and plant	(47,315)	(42,818)	(44,739)
Proceeds from sales of investment securities	196,865	123,148	82,937
Purchases of investment securities	(199,803)	(125,782)	(84,939)
Net proceeds from sale of property	-	-	1,599
Other investing activities	929	2,637	1,504
Net cash flows used in investing activities	(49,324)	(42,815)	(43,638)

Financing Activities:
Issuance of long-term debt	40,000	-	50,000
Retirement of rate reduction bonds	(12,697)	(11,903)	(11,158)
Decrease in short-term debt	-	-	(25,000)
(Decrease)/increase in NU Money Pool borrowings	(15,900)	15,900	(1,000)
Capital contributions from NU parent	13,607	31,945	6,773
Cash dividends on common stock	(12,779)	(7,946)	(7,685)
Other financing activities	(681)	(183)	-
Net cash flows provided by financing activities	11,550	27,813	11,930
Net (decrease)/increase in cash	(226)	1,335	(1,677)
Cash - beginning of year	1,336	1	1,678
Cash - end of year	$ 1,110	$ 1,336	$ 1

Supplemental Cash Flow Information:
Cash paid/(received) during the year for:
Interest, net of amounts capitalized	$ 20,259	$ 20,140	$ 17,900
Income taxes	$ 65,595	$ (677)	$ 5,084

Non-cash investing activities:
Capital expenditures incurred but not paid	$ 6,593	$ 2,019	$ 2,865

The accompanying notes are an integral part of these consolidated financial statements.

Notes To Consolidated Financial Statements

1.

Summary of Significant Accounting Policies

A.

About Western Massachusetts Electric Company

Western Massachusetts Electric Company (WMECO or the company) is a wholly-owned subsidiary of Northeast Utilities (NU).  WMECO is a reporting company under the Securities Exchange Act of 1934.  Until February 8, 2006, NU was registered with the Securities and Exchange Commission as a holding company under the Public Utility Holding Company Act of 1935 (PUHCA).  On February 8, 2006, PUHCA was repealed.  NU is now registered with the Federal Energy Regulatory Commission (FERC) as a public utility holding company under the PUHCA of 2005.  Arrangements among WMECO, other NU companies, outside agencies, and other utilities covering interconnections, interchange of electric power and sales of utility property, are subject to regulation by the FERC.  WMECO is subject to further regulation for rates, accounting and other matters by the FERC and the Massachusetts Department of Public Utilities (formerly the Department of Telecommunications and Energy) (DPU).  WMECO furnishes franchised retail electric service in Massachusetts.  WMECO’s results include the operations of its distribution and transmission segments.

Several wholly-owned subsidiaries of NU provide support services for NU’s companies, including WMECO.  Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, engineering, financial, information technology, legal, operational, planning, purchasing, and other services to NU’s companies.  Three other subsidiaries construct, acquire, or lease some of the property and facilities used by WMECO.

At December 31, 2007 and 2006, WMECO had a long-term receivable from NUSCO in the amount of $5.5 million that is included in deferred debits and other assets - other on the accompanying consolidated balance sheets related to the funding of investments held by NUSCO in connection with certain postretirement benefits for WMECO employees.

Included in the consolidated balance sheet at December 31, 2007 are accounts receivable from affiliated companies and accounts payable to affiliated companies totaling $0.3 million and $7.5 million, respectively, relating to transactions between WMECO and other subsidiaries that are wholly owned by NU.  At December 31, 2006, these amounts totaled $5.6 million and $4.2 million, respectively.

Total WMECO purchases from Select Energy, Inc. (Select Energy), another NU subsidiary, were $0.9 million and $36.3 million for the years ended December 31, 2006 and 2005, respectively.  There were no such purchases in 2007.

In 2007, WMECO made a discretionary contribution of $0.1 million to the NU Foundation, Inc. (Foundation), an independent not-for-profit charitable entity designed to invest in projects that emphasize economic development, workforce training and education, and a clean and healthy environment.  The board of directors of the Foundation consists of certain NU officers.  Any donations made to the Foundation negatively impact the earnings of WMECO.

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

C.

Accounting Standards Issued But Not Yet Adopted

Fair Value Measurements:  On September 15, 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements," which establishes a framework for identifying and measuring fair value and is required to be implemented in the first quarter of 2008.  The statement defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.  SFAS No. 157 provides a fair value hierarchy, giving the highest priority to quoted prices in active markets, and is applicable to fair value measurements of derivative contracts that are subject to mark-to-market accounting and to other assets and liabilities that are reported at fair value or subject to fair value measurements.  Management does not expect the adoption of SFAS No. 157 to have a material impact on WMECO's consolidated financial statements.

The Fair Value Option:  On February 15, 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FAS 115."  SFAS No. 159 allows entities to choose, at specified election dates, to measure at fair value eligible financial assets and liabilities that are not otherwise required to be measured at fair value.  SFAS No. 159 is effective in the first quarter of 2008, with the effect of application to eligible items as of January 1, 2008 required to be reflected as a cumulative-effect adjustment to the opening balance of retained earnings.  If a company elects the fair value option for an eligible item, changes in that item's fair value at subsequent reporting dates must be recognized in earnings.  Management is currently evaluating whether or not to elect the fair value option for WMECO’s securities held in trust as of January 1, 2008.  Implementation of SFAS No. 159 for WMECO's securities held in trust is not expected to have a material effect on the consolidated financial statements.

D.

Revenues

WMECO's retail revenues are based on rates approved by the DPU.  In general, rates can only be changed through formal proceedings with the DPU.  However, WMECO utilizes regulatory commission-approved tracking mechanisms to track the recovery of certain incurred costs.  These tracking mechanisms allow for rates to be changed periodically, with overcollections refunded to customers or undercollections collected from customers in future periods.

Unbilled Revenues:  Unbilled revenues represent an estimate of electricity delivered to customers for which the customers have not yet been billed.  Unbilled revenues are included in revenue on the statement of income and are assets on the balance sheet that are reclassified to accounts receivable in the following month as customers are billed.  Such estimates are subject to adjustment when actual meter readings become available or under other circumstances.

WMECO estimates unbilled revenues monthly using the daily load cycle (DLC) method.  The DLC method allocates billed sales to the current calendar month based on the daily load for each billing cycle.  The billed sales are subtracted from total calendar month sales to estimate unbilled sales.  Unbilled revenues are estimated by first allocating sales to the respective rate classes, then applying an average rate to the estimate of unbilled sales.

Transmission Revenues - Wholesale Rates:   Wholesale transmission revenues are based on formula rates that are approved by the FERC.  Most of NU’s wholesale transmission revenues are collected under the New England Independent System Operator (ISO-NE) FERC Electric Tariff No. 3, Transmission, Markets and Services Tariff (Tariff No. 3).  Tariff No. 3 includes Regional Network Service (RNS) and Local Network Service (LNS) rate schedules to recover transmission and other services.  The RNS rate, administered by ISO-NE and billed to all New England transmission users including WMECO's transmission business, is reset on June 1st of each year and recovers the revenue requirements associated with transmission facilities that benefit the New England region.  The LNS rate, administered by NU, is reset on January 1st and June 1st of each year and recovers the revenue requirements for local transmission facilities and other transmission costs not recovered under the RNS rate.  The LNS rate calculation recovers total transmission revenue requirements net of revenues received from other sources (i.e., RNS, rentals, etc.), thereby ensuring that NU recovers all regional and local revenue requirements as prescribed in Tariff No. 3.  Both the RNS and LNS rates provide for annual true-ups to actual costs.  The financial impacts of differences between actual and projected costs are deferred for future recovery from or refund to retail customers.  At December 31, 2007, the LNS rates for WMECO's transmission segment were in an underrecovery position of approximately $2 million, which will be recovered from LNS customers in mid-2008.  WMECO believes that these rates will provide it with timely recovery of transmission costs, including costs of its major transmission projects.

Transmission Revenues - Retail Rates:  A significant portion of the NU transmission segment revenue comes from ISO-NE charges to the distribution segments of WMECO and other NU companies, which recover these costs through rates charged to their retail customers.  WMECO has a retail transmission cost tracking mechanism as part of its rates.  This tracking mechanism allows WMECO to charge its retail customers for transmission charges on a timely basis.  At December 31, 2007, WMECO had retail transmission overcollections of $5.8 million.  At December 31, 2006, WMECO had retail transmission undercollections of $9.8 million, which reflected the netting of the $17.5 million transition charge overrecovery from WMECO's 2006 rate case settlement.

E.

Derivative Accounting

The accounting treatment for energy contracts entered into varies and depends on the intended use of the particular contract and on whether or not the contract is a derivative.  WMECO has energy contracts that qualify for the normal purchases and sales exception.  Derivatives under the exception and non-derivative contracts are recorded under accrual accounting, and related revenues or costs are recorded at the time of delivery or settlement.

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

F.

Regulatory Accounting

The accounting policies of WMECO conform to accounting principles generally accepted in the United States of America applicable to rate-regulated enterprises and historically reflect the effects of the rate-making process in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation."

The transmission and distribution segments of WMECO continue to be cost-of-service, rate regulated.  Management believes that the application of SFAS No. 71 to those segments continues to be appropriate.  Management also believes it is probable that WMECO will recover its investments in long-lived assets, including regulatory assets.  Excluding the securitized regulatory asset amount, a substantial portion of the regulatory assets earn an equity return.  Amortization and deferrals of regulatory assets/(liabilities) are included on a net basis in amortization expense on the accompanying consolidated statements of income.

Regulatory Assets:  The components of WMECO’s regulatory assets are as follows:

	At December 31,
(Millions of Dollars)	2007	2006
Securitized assets	$85.6	$98.3
Unrecovered contractual obligations	42.0	50.7
Income taxes, net	38.2	41.3
Recoverable nuclear costs	9.3	13.7
Deferred benefit costs	8.2	25.8
Other regulatory assets	10.6	22.5
Totals	$193.9	$252.3

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

Unrecovered Contractual Obligations:  Under the terms of contracts with the Connecticut Yankee Atomic Power Company (CYAPC), Yankee Atomic Electric Company (YAEC), and Maine Yankee Atomic Power Company (MYAPC) (Yankee Companies), WMECO is responsible for its proportionate share of the remaining costs of the units, including decommissioning.  Unrecovered contractual obligations of $42 million and $50.7 million were recorded at December 31, 2007 and 2006, respectively.  WMECO amounts are being recovered along with other stranded costs.

Income Taxes, Net:  The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of taxable income, including those differences relating to uncertain tax positions) is accounted for in accordance with the rate-making treatment of the DPU, SFAS No. 109 and FASB Interpretation No. (FIN) 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109."  Differences in income taxes between SFAS No. 109, FIN 48 and the rate-making treatment of the DPU are recorded as regulatory assets which totaled $38.2 million and $41.3 million at December 31, 2007 and 2006, respectively.  For further information regarding income taxes, see Note 1G, "Summary of Significant Accounting Policies - Income Taxes," to the consolidated financial statements.

Recoverable Nuclear Costs:  Included in recoverable nuclear costs at December 31, 2007 and 2006 are $9.3 million and $13.7 million, respectively, of costs primarily related to Millstone 1 recoverable nuclear costs for the undepreciated plant and related assets at the time Millstone 1 was shutdown.

Deferred Benefit Costs:  On December 31, 2006, the company implemented SFAS No. 158, "Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans."  SFAS No. 158 applies to NU’s Pension Plan, Supplemental Executive Retirement Plan (SERP), and postretirement benefits other than pension (PBOP) Plan, of which each includes eligible employees of WMECO, and requires an additional benefit liability to be recorded with an offset to accumulated other comprehensive income in shareholders’ equity, which is remeasured annually.  However, because WMECO is a cost-of-service, rate regulated entity under SFAS No. 71, offsets were recorded as a regulatory asset of $8.2 million at December 31, 2007 and $25.8 million at December 31, 2006 as these amounts have been and continue to be recoverable in cost-of-service, regulated rates.  Regulatory accounting was also applied to the portions of the NUSCO costs that support WMECO, as these amounts were also recoverable.  The deferred benefit costs are included in rate base.

Other Regulatory Assets:  Included in other regulatory assets are the regulatory assets associated with the implementation of FIN 47, "Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143," totaling $2.7 million and $2.3 million at December 31, 2007 and 2006, respectively.  As part of WMECO's rate case settlement, the DPU approved accounting requirements setting forth the recognition of its asset retirement obligations and a corresponding regulatory asset.  Management believes that these regulatory assets are probable of recovery.

At December 31, 2007 and 2006, other regulatory assets also included $0.5 million and $0.6 million, respectively, related to losses on reacquired debt, $9.8 million at December 31, 2006 related to the undercollections of the retail transmission tracker, $2.6 million and $4.3 million, respectively, related to C&LM deferral, $1.3 million and $1.9 million, respectively, related to recoverable energy costs and $3.5 million and $3.6 million, respectively, related to various other items.

Regulatory Liabilities:  The components of regulatory liabilities are as follows:

	At December 31,
(Millions of Dollars)	2007	2006
Cost of removal	$21.5	$23.6
Transmission refunds	5.8	-
Pension/PBOP tracker	4.6	-
Default service overcollections	3.9	2.4
Other regulatory liabilities	3.6	0.8
Totals	$39.4	$26.8

Cost of Removal:  WMECO currently recovers amounts in rates for future costs of removal of plant assets.  These amounts, which totaled $21.5 million and $23.6 million at December 31, 2007 and 2006, respectively, are classified as regulatory liabilities on the accompanying consolidated balance sheets.  These liabilities are included in rate base.

Transmission Refunds:  Transmission refunds relate to the retail transmission tracker costs that WMECO incurred on behalf of its customers in the delivery of customer energy services and collected these costs in rates.  At December 31, 2007, WMECO had overcollections of $5.8 million related to these transmission costs.  At December 31, 2006, WMECO had undercollections of $9.8 million discussed in other regulatory assets above.

Pension/PBOP Tracker:  In 2006, the DPU approved a cost tracking mechanism for WMECO’s pension and PBOP plan costs effective on January 1, 2007.  The approved tracking mechanism also allows WMECO to earn a return on its pension and PBOP assets and liabilities at its weighted average cost of capital, including the future pension and PBOP benefit obligations deferred under SFAS No. 158.  At December 31, 2007, WMECO had overcollections of $4.6 million.

Default Service Overcollections:  The default service rate allows WMECO to recover the costs of the procurement of energy for basic service, which includes forward capacity market charges.  At December 31, 2007 and 2006, default service overcollections totaled $3.9 million and $2.4 million, respectively.

G.

Income Taxes

The tax effect of temporary differences is accounted for in accordance with the rate-making treatment of the DPU, SFAS No. 109 and FIN 48.  Details of income tax expense are as follows:

	For the Years Ended December 31,
	2007	2006	2005
	(Millions of Dollars)
The components of the federal and state income tax provisions are:

Current income taxes:
Federal	$26.4	$25.5	$10.1
State	3.8	(0.2)	1.1
Total current	30.2	25.3	11.2
Deferred income taxes, net:
Federal	(12.9)	(21.2)	(2.0)
State	(2.4)	4.0	0.4
Total deferred	(15.3)	(17.2)	(1.6)
Investment tax credits, net	(0.3)	(0.3)	(0.3)
Income tax expense	$14.6	$7.8	$9.3

A reconciliation between income tax expense and the expected tax expense at the statutory rate is as follows:

	For the Years Ended December 31,
	2007	2006	2005
	(Millions of Dollars, except percentages)
Income before income tax expense	$38.2	$23.4	$24.4

Expected federal income tax expense	13.4	8.2	8.5
Tax effect of differences:
Depreciation	0.5	(0.3)	0.4
Investment tax credit amortization	(0.3)	(0.3)	(0.3)
Deferred tax adjustment - sale to affiliate	-	(1.6)	-
State income taxes, net of federal impact	0.9	2.1	1.0
Medicare subsidy	(0.4)	(0.5)	(0.5)
Other, net	0.5	0.2	0.2
Income tax expense	$14.6	$7.8	$9.3
Effective tax rate	38.2%	33.3%	38.1%

NU and its subsidiaries, including WMECO, file a consolidated federal income tax return and file state income tax returns.  These entities are also parties to a tax allocation agreement under which taxable subsidiaries do not pay any more taxes than they would have otherwise paid had they filed a separate company tax return, and subsidiaries generating tax losses, if any, are paid for their losses when utilized.

The tax effects of temporary differences that give rise to the current and long-term net accumulated deferred tax obligations are as follows:

	At December 31,
(Millions of Dollars)	2007	2006
Deferred tax liabilities - current:
Property tax accruals and other	$2.3	$2.2
Total deferred tax liabilities - current	2.3	2.2
Deferred tax assets - current:
Allowance for uncollectible accounts	2.2	2.0
Total deferred tax assets - current	2.2	2.0
Net deferred tax liabilities - current	0.1	0.2
Deferred tax liabilities - long-term:
Accelerated depreciation and other plant-related differences	113.4	113.1
Employee benefits	33.5	27.0
Securitized costs	32.7	37.5
Income tax gross-up	17.8	19.7
Other	19.8	24.0
Total deferred tax liabilities - long-term	217.2	221.3
Deferred tax assets - long-term:
Regulatory deferrals	16.9	6.8
Employee benefits	7.1	8.0
Income tax gross-up	2.8	3.4
ARO accounting	1.5	1.6
Other	1.8	3.6
Total deferred tax assets - long-term	30.1	23.4
Net deferred tax liabilities - long-term	187.1	197.9
Net deferred tax liabilities	$187.2	$198.1

Effective on January 1, 2007, WMECO implemented FIN 48.  FIN 48 applies to all income tax positions previously filed in a tax return and income tax positions expected to be taken in a future tax return that have been reflected on the balance sheets.  FIN 48 addresses the methodology to be used prospectively in recognizing, measuring and classifying the amounts associated with income tax positions that are deemed to be uncertain, including related interest and penalties.  Previously, WMECO recorded estimates for uncertain tax positions in accordance with SFAS No. 5, "Accounting for Contingencies."

As a result of implementing FIN 48, WMECO recognized a cumulative effect of a change in accounting principle of $0.4 million as an increase to the January 1, 2007 balance of retained earnings.

Interest and Penalties:  Effective on January 1, 2007, WMECO’s accounting policy for the classification of interest and penalties related to FIN 48 is as follows:

•

Interest on uncertain tax positions is recorded and classified as a component of other income, net.  WMECO recorded accrued interest income of $0.9 million, which is included in the cumulative effect of a change in accounting principle, as of January 1, 2007.  For the year ended December 31, 2007, WMECO recorded interest income of $1.4 million.  At December 31, 2007, $2.3 million of accrued interest income was recognized on the accompanying consolidated balance sheet.

•

No penalties have been recorded under FIN 48.  If penalties are recorded in the future, then the estimated penalties would be classified as a component of other income/(loss), net.

Unrecognized Tax Benefits:  WMECO did not have any unrecognized tax benefits upon the adoption of FIN 48 on January 1, 2007.  As of December 31, 2007, WMECO’s unrecognized tax benefit totaled $2.9 million, of which none would impact the effective tax rate, if recognized.

A reconciliation of the activity in unrecognized tax benefits from January 1, 2007 to December 31, 2007 is as follows:

(Millions of Dollars)
Balance at beginning of year	$-
Gross increases - prior year	2.9
Balance at end of year	$2.9

Tax Positions:  NU is currently working to resolve all open tax years.  It is reasonably possible that one or more of these open tax years could be resolved within the next twelve months.  Management estimates that potential resolutions could result in a zero to $2 million decrease in unrecognized tax benefits by WMECO.  This estimated change is related to the timing of deducting expenses for book versus tax purposes, which is not expected to have a material impact on earnings.

Tax Years:  The following table summarizes WMECO's tax years that remain subject to examination by major tax jurisdictions at December 31, 2007:

Description	Tax Years
Federal (NU consolidated)	2002 - 2007
Massachusetts	2004 - 2007

H.

Property, Plant and Equipment and Depreciation

The following table summarizes WMECO’s investments in utility plant at December 31, 2007and 2006 and the average depreciable life at December 31, 2007:

		At December 31,
	Average Depreciable Life	2007	2006
	(Years)	(Millions of Dollars)
Distribution	32.3	$596.3	$580.6
Transmission	52.3	132.4	123.1
Total property, plant and equipment		728.7	703.7
Less: Accumulated depreciation		(205.7)	(201.1)
Net property, plant and equipment		523.0	502.6
Construction work in progress		36.4	23.5
Total property, plant and equipment, net		$559.4	$526.1

The provision for depreciation on utility assets is calculated using the straight-line method based on estimated remaining useful lives of depreciable plant in-service, adjusted for salvage value and removal costs, as approved by the DPU.  Depreciation rates are applied to plant-in-service from the time it is placed in service.  When a plant is retired from service, the original cost of the plant is charged to the accumulated provision for depreciation which includes cost of removal less salvage.  Cost of removal is classified as a regulatory liability.  The depreciation rates for the several classes of utility plant-in-service are equivalent to a composite rate of 2.9 percent for 2007, and 2.5 percent for both 2006 and 2005.

I.

Equity Method Investments

At December 31, 2007, WMECO owned common stock in three regional nuclear companies (Yankee Companies).  Each of the Yankee Companies owned a single nuclear generating plant which has been decommissioned.  WMECO’s ownership interests in the Yankee Companies at December 31, 2007, which are accounted for on the equity method, were 9.5 percent of CYAPC, 7 percent of the YAEC, and 3 percent of the MYAPC.  The total carrying value of WMECO’s ownership interests in CYAPC, MYAPC and YAEC, which is included in deferred debits and other assets - other on the accompanying consolidated balance sheets and the distribution reportable segment, totaled $1.3 million and $1.8 million at December 31, 2007 and 2006, respectively.  Earnings related to these equity investments are included in other income, net on the accompanying consolidated statements of income.  For further information, see Note 1M, "Summary of Significant Accounting Policies - Other Income, Net," to the consolidated financial statements.

For further information, see Note 4E, "Commitments and Contingencies - Deferred Contractual Obligations," to the consolidated financial statements.

J.

Allowance for Funds Used During Construction

The allowance for funds used during construction (AFUDC) is included in the cost of WMECO's utility plant and represents the cost of borrowed and equity funds used to finance construction.  The portion of AFUDC attributable to borrowed funds is recorded as a reduction of other interest expense, and the AFUDC related to equity funds is recorded as other income on the accompanying consolidated statements of income.

	For the Years Ended December 31,
(Millions of Dollars, except percentages)	2007	2006	2005
AFUDC:
Borrowed funds	$1.0	$0.9	$0.5
Equity funds	0.2	0.2	0.2
Totals	$1.2	$1.1	$0.7
Average AFUDC rate	6.1%	6.8%	5.4%

The average AFUDC rate is based on a FERC-prescribed formula that develops an average rate using the cost of the company's short-term financings as well as the company's capitalization (long-term debt and common equity).  The average rate is applied to eligible construction work in progress (CWIP) amounts to calculate AFUDC.

K.

Asset Retirement Obligations

WMECO implemented FIN 47 on December 31, 2005.  FIN 47 requires an entity to recognize a liability for the fair value of an asset retirement obligation (ARO) on the obligation date if the liability’s fair value can be reasonably estimated and is conditional on a future event.  FIN 47 provides that settlement dates and future costs should be reasonably estimated when sufficient information becomes available and provides guidance on the definition and timing of sufficient information in determining expected cash flows and fair values.  Management has identified various categories of AROs, primarily certain assets containing asbestos and hazardous contamination.  A fair value calculation, reflecting expected probabilities for settlement scenarios, has been performed.

Because it is a cost-of-service, rate regulated entity, WMECO applies regulatory accounting in accordance with SFAS No. 71, and the costs associated with WMECO's AROs were included in other regulatory assets at December 31, 2007 and 2006.

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

The following tables present the ARO asset, the related accumulated depreciation, the regulatory asset, and the ARO liabilities at December 31, 2007 and 2006:

	At December 31, 2007
(Millions of Dollars)	ARO Asset	Accumulated Depreciation of ARO Asset	Regulatory Asset	ARO Liabilities
Asbestos	$0.2	$(0.1)	$1.5	$(1.6)
Hazardous contamination	0.5	(0.1)	0.8	(1.2)
Other AROs	0.8	(0.3)	0.4	(0.9)
Total WMECO AROs	$1.5	$(0.5)	$2.7	$(3.7)

	At December 31, 2006
(Millions of Dollars)	ARO Asset	Accumulated Depreciation of ARO Asset	Regulatory Asset	ARO Liabilities
Asbestos	$0.3	$(0.2)	$1.4	$(1.5)
Hazardous contamination	0.7	(0.1)	0.9	(1.5)
Other AROs	1.0	-	-	(1.0)
Total WMECO AROs	$2.0	$(0.3)	$2.3	$(4.0)

A reconciliation of the beginning and ending carrying amounts of WMECO’s AROs is as follows:

(Millions of Dollars)	2007	2006
Balance at beginning of year	$(4.0)	$(3.2)
Liabilities incurred during the year	-	(1.0)
Liabilities settled during the year	0.2	-
Accretion	(0.1)	(0.1)
Change in estimates	0.5	0.4
Revisions in estimated cash flows	(0.3)	(0.1)
Balance at end of year	$(3.7)	$(4.0)

Changes in estimates and revisions in estimated cash flows supporting the carrying amounts of AROs include changes in estimated quantities and removal costs, discount rates and inflation rates.

L.

Materials and Supplies

Materials and supplies include materials purchased primarily for construction, operation and maintenance (O&M) purposes.  Materials and supplies are valued at the lower of average cost or market.

M.

Other Income, Net

The pre-tax components of WMECO’s other income/(loss) items are as follows:

	For the Years Ended December 31,
(Millions of Dollars)	2007	2006	2005
Other Income:
Investment income	$2.7	$1.4	$0.7
AFUDC - equity funds	0.2	0.2	0.2
Equity in earnings of regional nuclear generating companies	0.5	(0.2)	0.3
Conservation and load management incentive	0.5	0.9	0.9
Other	-	-	0.2
Total Other Income, Net	$3.9	$2.3	$2.3

Equity in earnings of regional nuclear generating companies relates to WMECO’s investment in the Yankee Companies.

N.

Marketable Securities

WMECO currently maintains a trust that holds marketable securities.  The trust is used to fund WMECO’s prior period spent nuclear fuel liability.  In addition, WMECO owns marketable securities which are held to fund NU’s SERP.  WMECO’s marketable securities are classified as available-for-sale, as defined by SFAS No. 115, "Accounting for Certain Investments and Debt and Equity Securities."  At December 31, 2007, changes in the fair value of securities in the SERP trust relating to unrealized losses are considered other than temporary in nature and have been recorded as a pre-tax loss.  Changes related to unrealized gains are recorded in accumulated other comprehensive income.  Realized gains and losses and unrealized losses related to the SERP assets are included in other income, net on the consolidated statements of income.  Realized gains, net of realized and unrealized losses, associated with the WMECO spent nuclear fuel trust are recorded as an offset to the spent nuclear fuel trust obligation.

For information regarding marketable securities, see Note 6, "Marketable Securities," to the consolidated financial statements.

O.

Provision for Uncollectible Accounts

WMECO maintains a provision for uncollectible accounts to record its receivables at an estimated net realizable value.  This provision is determined based upon a variety of factors, including applying an estimated uncollectible account percentage to each receivable aging category, historical collection and write-off experience and management's assessment of collectibility from individual customers.  Management reviews at least quarterly the collectibility of the receivables, and if circumstances change, collectibility estimates are adjusted accordingly.  Receivable balances are written-off against the provision for uncollectible accounts when these balances are deemed to be uncollectible.

P.

Special Deposits

WMECO had amounts on deposit related to WMECO Funding LLC, a special purpose entity used to facilitate the issuance of rate reduction certificates.  These amounts, which totaled $4.8 million and $4.7 million at December 31, 2007 and 2006, respectively, are included in deferred debits and other assets - other on the accompanying consolidated balance sheets.

2.

Short-Term Debt

Limits:  The amount of short-term borrowings that may be incurred by WMECO is subject to periodic approval by either the FERC or the DPU.  On December 12, 2007, the FERC granted authorization to allow WMECO to incur total short-term borrowings up to a maximum of $200 million effective from December 31, 2007 through December 31, 2009.

Credit Agreement:  WMECO, along with other NU subsidiaries, is a party to a five-year unsecured revolving credit facility which expires on November 6, 2010.  WMECO is able to draw up to $100 million on a short-term basis, or subject to regulatory approvals, on a long-term basis.  At December 31, 2007 and 2006, WMECO had no borrowings outstanding under this facility.

Pool:  WMECO is a member of the NU Money Pool (Pool).  The Pool provides an efficient use of cash resources at NU and reduces outside short-term borrowings.  NUSCO administers the Pool as agent for the member companies.  Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU.  NU may lend to the Pool but may not borrow.  Funds may be withdrawn from or repaid to the Pool at any time without prior notice.  Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate.  Borrowings based on external loans by NU, however, bear interest at NU's cost and must be repaid based upon the terms of NU's original borrowing.  At December 31, 2007 and 2006, WMECO had borrowings of $14.9 million and $30.8 million from the Pool, respectively.  The weighted average interest rate on borrowings from the Pool for the years ended December 31, 2007 and 2006 was 5.16 percent and 5.01 percent, respectively.

3.

Employee Benefits

A.

Pension Benefits and Postretirement Benefits Other Than Pensions

On December 31, 2006, WMECO implemented SFAS No. 158, which applies to NU’s Pension Plan, SERP, and PBOP Plan and required WMECO to record the funded status of these plans based on the projected benefit obligation for the Pension Plan and accumulated postretirement benefit obligation (APBO) for the PBOP Plan on the consolidated balance sheets at December 31, 2007 and 2006.  SFAS No. 158 requires the additional liability to be recorded with an offset to accumulated other comprehensive income in common stockholders’ equity.  This amount is remeasured annually, or as circumstances dictate.  However, because WMECO is a cost-of-service, rate regulated entity under SFAS No. 71, regulatory assets were recorded in the amount of $8.2 million and $25.8 million, respectively, as these benefits expense amounts have been and continue to be recoverable in cost-of-service, regulated rates.  Regulatory accounting was also applied to the portions of the NUSCO costs that support WMECO, as these amounts are also recoverable.

Pension Benefits:  WMECO participates in a uniform non-contributory defined benefit retirement plan (Pension Plan) covering substantially all regular WMECO employees.  Benefits are based on years of service and the employees’ highest eligible compensation during 60 consecutive months of employment.  WMECO uses a December 31st measurement date for the Pension Plan.  Pension income affecting earnings is as follows:

	For the Years Ended December 31,
(Millions of Dollars)	2007	2006	2005
Total pension income	$(5.0)	$(1.3)	$(0.9)
Income capitalized as utility plant	1.9	0.5	0.3
Total pension income, net of amounts capitalized	$(3.1)	$(0.8)	$(0.6)

Total pension income above includes pension curtailments and termination benefits of $0.4 million in 2006, and an expense of $0.7 million in 2005.  There were no pension curtailments or termination benefits in 2007.

Pension Curtailments and Termination Benefits:  In December of 2005, a new program was approved allowing then current employees to elect to receive retirement benefits under a new 401(k) benefit rather than under the Pension Plan.  The approval of the new plan resulted in recording an estimated pre-capitalization, pre-tax curtailment expense of $0.2 million in 2005, as a certain number of employees were expected to elect the new 401(k) benefit, resulting in a reduction in aggregate estimated future years of service under the Pension Plan.  Because the predicted level of elections of the new benefit did not occur, WMECO recorded a pre-capitalization, pre-tax reduction in the curtailment expense of $0.1 million in 2006.

As a result of its corporate reorganization in 2005, WMECO recorded a combined pre-capitalization, pre-tax curtailment expense and related termination benefits for the Pension Plan totaling $0.5 million.  Based on a revised estimate of expected head count reductions in 2006, WMECO recorded an adjustment to the curtailment and related termination benefits.  This adjustment resulted in a pre-capitalization, pre-tax reduction in the curtailment expense and termination benefits of $0.3 million.

Pension Plan Cost of Living Adjustment:  On May 4, 2007, NU's Board of Trustees approved a cost of living adjustment (COLA) that increased retiree pension benefits for certain participants in the Pension Plan.  The COLA was announced on May 8, 2007 at the annual meeting of NU's shareholders, which resulted in a plan amendment in 2007 and a remeasurement of the Pension Plan's benefit obligation as of May 8, 2007.

The COLA increased the Pension Plan's benefit obligation by $3.6 million and was reflected as a prior service cost and as a decrease in the funded status of the Pension Plan.  This amount will be amortized over a 12-year period representing average remaining service lives of employees.

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

SERP:  NU has maintained a SERP since 1987.  The SERP provides its eligible participants, some of which are officers of WMECO, with benefits that would have been provided to them under NU's retirement plan if certain Internal Revenue Code and other limitations were not imposed.

PBOP:  WMECO provides certain health care benefits, primarily medical and dental, and life insurance benefits through a PBOP Plan.  These benefits are available for employees retiring from WMECO who have met specified service requirements.  For current employees and certain retirees, the total benefit is limited to two times the 1993 per retiree health care cost.  These costs are charged to expense over the estimated work life of the employee.  WMECO uses a December 31st measurement date for the PBOP Plan.

WMECO annually funds postretirement costs through external trusts with amounts that have been and will continue to be recovered in rates and that are tax deductible.  Currently, there are no pending regulatory actions regarding postretirement benefit costs.

PBOP Curtailments and Termination Benefits:   WMECO recorded an estimated $0.6 million pre-tax curtailment expense at December 31, 2005 relating to its corporate reorganization.  WMECO also accrued a $0.1 million pre-tax termination benefit expense at December 31, 2005 relating to certain benefits provided under the terms of the PBOP Plan.  Based on refinements to its estimates, WMECO recorded an adjustment to the curtailment and related termination benefits in 2006.  This adjustment resulted in a pre-capitalization, pre-tax reduction in the curtailment expense of $0.3 million in 2006.  There were no curtailments or termination benefits in 2007.

The following table represents information on the plans’ benefit obligations, fair values of plan assets, and funded status:

	At December 31,
	Pension Benefits		SERP Benefits		Postretirement Benefits
(Millions of Dollars)	2007	2006	2007	2006	2007	2006
Change in benefit obligation
Benefit obligation at beginning of year	$(172.9)	$(171.7)	$(0.6)	$(0.6)	$(40.7)	$(42.9)
Service cost	(3.2)	(3.4)	-	-	(0.5)	(0.6)
Interest cost	(9.8)	(9.6)	-	-	(2.2)	(2.4)
Prior service cost	(3.6)	-	-	-	-	-
Actuarial gain	16.4	4.2	-	-	-	2.0
Transfers	-	-	-	-	-	0.5
Federal subsidy on benefits paid	-	-	-	-	(0.3)	(0.3)
Benefits paid - excluding lump sum payments	9.6	9.0	-	-	3.8	3.1
Curtailment/impact of plan changes	-	(1.6)	-	-	-	(0.1)
Termination benefits	-	0.2	-	-	-	-
Benefit obligation at end of year	$(163.5)	$(172.9)	$(0.6)	$(0.6)	$(39.9)	$(40.7)
Change in plan assets
Fair value of plan assets at beginning of year	$242.8	$216.2	N/A	N/A	$26.4	$22.2
Actual return on plan assets	20.3	35.6	N/A	N/A	1.5	3.3
Employer contribution	-	-	N/A	N/A	3.1	4.3
Transfers	-	-	N/A	N/A	-	(0.3)
Benefits paid - excluding lump sum payments	(9.6)	(9.0)	N/A	N/A	(3.8)	(3.1)
Fair value of plan assets at end of year	$253.5	$242.8	N/A	N/A	$27.2	$26.4
Funded status at December 31st	$90.0	$69.9	$(0.6)	$(0.6)	$(12.7)	$(14.3)

The amounts recognized on the accompanying consolidated balance sheets for the funded status above at December 31, 2007 and 2006 is as follows:

	At December 31,
	Pension Benefits		SERP Benefits		Postretirement Benefits
(Millions of Dollars)	2007	2006	2007	2006	2007	2006
Prepaid pension	$90.0	$69.9	$-	$-	$-	$-
Other deferred credits and other liabilities	-	-	(0.6)	(0.6)	-	-
Accrued postretirement benefits	-	-	-	-	(12.7)	(14.3)

In 2005, as a result of the expected transition of employees into the new 401(k) benefit and the company's corporate reorganization, NU reduced WMECO's share of the Pension Plan’s obligation via a curtailment benefit related to the reduction in the future years of service expected to be rendered by plan participants.  This overall reduction in plan obligation served to reduce the previously unrecognized actuarial losses.  In 2006, $1.6 million of this curtailment was reversed because actual levels of elections of the new 401(k) benefit were much lower than expected and is reflected above as an increase to the obligation.

For the Pension Plan, the company amortizes its transition obligation over the remaining service lives of its employees as calculated for WMECO on an individual subsidiary basis and amortizes the prior service cost and unrecognized net actuarial loss over the remaining service lives of its employees as calculated on an NU consolidated basis.  For the PBOP Plan, the company amortizes its transition obligation, prior service cost, and unrecognized net actuarial loss over the remaining service lives of its employees as calculated for WMECO on an individual subsidiary basis.

Although the SERP does not have any plan assets, benefit payments are supported by earnings on marketable securities held by NU.

The accumulated benefit obligation for the Pension Plan was $145.3 million and $155.3 million at December 31, 2007 and 2006, respectively, and $0.6 million for the SERP at December 31, 2007 and 2006.

The following is a summary of amounts recorded as regulatory assets as a result of SFAS No. 158 at December 31, 2007 and 2006 and the changes in those amounts recorded during the years (millions of dollars):

	At December 31,
	Pension		SERP		PBOP
	2007	2006	2007	2006	2007	2006
Transition obligation at beginning of year	$-	$-	$-	$-	$8.1	$-
Amounts recorded upon adoption of SFAS No. 158	-	-	-	-	-	8.1
Amounts reclassified as net periodic benefit expense	-	-	-	-	(1.4)	-
Transition obligation at end of year	$-	$-	$-	$-	$6.7	$8.1

Prior service cost at beginning of year	$3.5	$-	$-	$-	$-	$-
Amounts reclassified as net periodic benefit expense	(0.9)	-	-	-	-	-
Prior service cost arising during the year (1)	3.6	3.5	-	-	-	-
Prior service cost at end of year	$6.2	$3.5	$-	$-	$-	$-

Net actuarial losses at beginning of year	$8.5	$-	$0.2	$-	$5.5	$-
Amounts reclassified as net periodic benefit expense	(1.1)	-	-	-	(0.7)	-
Actuarial (gains)/losses arising during the year (1)	(16.7)	8.5	(0.1)	0.2	(0.3)	5.5
Actuarial (gains)/losses at end of year	$(9.3)	$8.5	$0.1	$0.2	$4.5	$5.5

Total deferred benefit costs as regulatory assets	$(3.1)	$12.0	$0.1	$0.2	$11.2	$13.6

(1)

Amounts arising for prior service cost and actuarial (gains)/losses in 2006 relate to the initial adoption of SFAS No. 158.

The estimates of the above amounts that are expected to be recognized as portions of net periodic benefit expense in 2008 are as follows (millions of dollars):

	Estimated Expense in 2008
	Pension	SERP	PBOP
Transition obligation	$-	$-	$1.3
Prior service cost	0.9	-	-
Net actuarial loss	0.1	-	0.6
Total	$1.0	$-	$1.9

The following actuarial assumptions were used in calculating the plans’ year end funded status:

	At December 31,
	Pension Benefits and SERP		Postretirement Benefits
Balance Sheets	2007	2006	2007	2006
Discount rate	6.6%	5.90%	6.35%	5.80%
Compensation/progression rate	4.0%	4.00%	N/A	N/A
Health care cost trend rate	N/A	N/A	8.50%	9.00%

The components of net periodic benefit expense are as follows:

	For the Years Ended December 31,
	Pension Benefits			SERP Benefits			Postretirement Benefits
(Millions of Dollars)	2007	2006	2005	2007	2006	2005	2007	2006	2005
Service cost	$3.2	$3.4	$3.4	$-	$-	$-	$0.5	$0.6	$0.6
Interest cost	9.8	9.6	9.3	0.1	0.1	0.1	2.2	2.4	2.2
Expected return on plan assets	(20.0)	(17.8)	(17.4)	-	-	-	(1.8)	(1.4)	(1.3)
Net transition obligation cost	-	-	-	-	-	-	1.4	1.3	1.4
Prior service cost	0.9	0.7	0.7	-	-	-	-	-	-
Actuarial loss	1.1	3.2	2.4	-	-	-	0.7	1.5	-
Other amortization, net	-	-	-	-	-	-	-	-	1.3
Net periodic (income)/expense - before curtailments and termination benefits	(5.0)	(0.9)	(1.6)	0.1	0.1	0.1	3.0	4.4	4.2
Curtailment (benefits)/expense	-	(0.2)	0.4	-	-	-	-	(0.3)	0.6
Termination (benefits)/expense	-	(0.2)	0.3	-	-	-	-	-	0.1
Total curtailments and termination (benefits)/expense	-	(0.4)	0.7	-	-	-	-	(0.3)	0.7
Total - net periodic (income)/expense	$(5.0)	$(1.3)	$(0.9)	$0.1	$0.1	$0.1	$3.0	$4.1	$4.9

Not included in the pension (income)/expense amount above are pension related intercompany allocations totaling $1.6 million, $1.9 million, and $1.7 million for the years ended December 31, 2007, 2006 and 2005, respectively, including curtailment and termination benefits income of $0.2 million, and expense of $0.4 million for the years ended December 31, 2006 and 2005, respectively.  Excluded from postretirement benefits expense are related intercompany allocations of  $1.2 million, $1.2 million, and $1.4 million for the years ended December 31, 2007, 2006 and 2005, respectively, including curtailments and termination benefits income of $0.1 million and expense of $0.1 million, for the years ended December 31, 2006 and 2005, respectively.  Excluded from SERP expense are related intercompany allocations of $0.3 million for the years ended December 31, 2007, 2006 and 2005.  These amounts are included in other operating expenses on the accompanying consolidated statements of income.

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

Estimated Future Benefit Payments:  The following benefit payments, which reflect expected future service, are expected to be paid/(received) for the Pension and PBOP plans:

(Millions of Dollars)
Year	Pension Benefits	SERP Benefits	Postretirement Benefits	Government Benefits
2008	$9.9	$-	$4.1	$(0.4)
2009	10.5	-	4.1	(0.4)
2010	10.8	-	4.1	(0.4)
2011	11.1	-	4.2	(0.4)
2012	11.5	-	4.1	(0.4)
2013-2017	64.0	0.3	19.8	(2.5)

The government benefits represent amounts expected to be received from the federal government for the new Medicare prescription drug benefit under the PBOP Plan related to the corresponding year’s benefit payments.

Contributions:  Currently, WMECO’s policy is to annually fund the Pension Plan in an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and Internal Revenue Code.  WMECO does not expect to make any contributions to the Pension Plan in 2008.  For the PBOP Plan, it is currently WMECO's policy to annually fund an amount equal to the PBOP Plan’s postretirement benefit cost, excluding curtailment and termination benefits.  WMECO contributed $2.9 million for the year ended December 31, 2007 to fund the PBOP Plan and expects to make $2.9 million in contributions to the PBOP Plan in 2008.  Beginning in 2007, NU made an additional contribution to the PBOP Plan for the amounts received from the federal Medicare subsidy.  This amount was $0.2 million in 2007 and is estimated to be $0.4 million in 2008.

B.

Defined Contribution Plans

NU maintains a 401(k) Savings Plan for substantially all WMECO employees.  This savings plan provides for employee contributions up to specified limits.  NU matches employee contributions up to a maximum of three percent of eligible compensation with one percent in cash and two percent in NU common shares.  The 401(k) matching contributions of cash and NU common shares made by NU to WMECO employees were $0.7 million in both 2007, 2006 and 2005, respectively.

Effective on January 1, 2006, all newly hired, non-bargaining unit employees of WMECO participate in a new defined contribution savings plan called the K-Vantage benefit.  These employees are not eligible to participate in the existing defined benefit Pension

Plan.  In addition, participants in the Pension Plan at January 1, 2006 were given the opportunity to choose to become a participant in the K-Vantage benefit beginning in 2007, in which case their benefit under the Pension Plan would be frozen.  NU makes contributions to the K-Vantage benefit based on a percentage of participants' eligible compensation, as defined by the benefit document.  The contributions made by NU to WMECO employees were $9 thousand and $2 thousand in 2007 and 2006, respectively.

C.

Share-Based Payments

NU maintains an Employee Stock Purchase Plan (ESPP) and other long-term equity-based incentive plans under the Northeast Utilities Incentive Plan (Incentive Plan) in which WMECO employees and officers are entitled to participate.  WMECO records compensation cost related to these plans, as applicable, for shares issued or sold to WMECO employees and officers, as well as the allocation of costs associated with shares issued or sold to NUSCO employees and officers that support WMECO.  In the first quarter of 2006, NU adopted SFAS No. 123(R), "Share-Based Payments," under the modified prospective method.  Adoption of SFAS No. 123(R) had an immaterial effect on WMECO's net income.

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

•

NU has not granted any stock options to WMECO employees or officers since 2002, and no compensation expense has been recorded.  All options were fully vested prior to January 1, 2006.

•

For shares sold under the ESPP, an immaterial amount of compensation expense was recorded in the first quarter of 2006, and no compensation expense will be recorded in future periods as a result of a plan amendment that was effective on February 1, 2006.

Incentive Plan:  Under the Incentive Plan in which WMECO participates, NU is authorized to grant up to 4.5 million new shares for various types of awards, including restricted shares, RSUs, performance units and stock options to eligible employees and board members.  At December 31, 2007 and 2006, NU had 3,055,083 and 570,494 of common shares, respectively, available for issuance under the Incentive Plan.

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

The total compensation cost recognized by WMECO for its portion of the restricted shares above was approximately $6 thousand, net of taxes of approximately $4 thousand for the year ended December 31, 2007, approximately $55 thousand, net of taxes of approximately $37 thousand for the year ended December 31, 2006 and approximately $63 thousand, net of taxes of approximately $42 thousand for the year ended December 31, 2005.

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

The compensation cost recognized by WMECO for its portion of the RSUs above was approximately $387 thousand, net of taxes of approximately $258 thousand for the year ended December 31, 2007, approximately $271 thousand, net of taxes of approximately $181 thousand for the year ended December 31, 2006, and approximately $152 thousand, net of taxes of approximately $102 thousand for the year ended December 31, 2005.

Stock Options:  Prior to 2003, NU granted stock options to certain WMECO employees.  These options were fully vested as of December 31, 2005, and no compensation expense was recorded as a result of the adoption of SFAS No. 123(R).  The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model.

4.

Commitments and Contingencies

A.

Regulatory Development

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

These estimates are subjective in nature as they take into consideration several different remediation options at each specific site.  The reliability and precision of these estimates can be affected by several factors, including new information concerning either the level of contamination at the site, the extent of WMECO's responsibility or the extent of remediation required, recently enacted laws and regulations or a change in cost estimates due to certain economic factors.

The amounts recorded as environmental liabilities on the consolidated balance sheets represent management’s best estimate of the liability for environmental costs, if reasonably estimable, and take into consideration site assessment and remediation costs.  Based on currently available information for estimated site assessment and remediation costs at December 31, 2007 and 2006, WMECO had $0.3 million for both years recorded as environmental reserves.  A reconciliation of the activity in these reserves at December 31, 2007 and 2006 is as follows:

	For the Years Ended December 31,
(Millions of Dollars)	2007	2006
Balance at beginning of year	$0.3	$0.4
Additions and adjustments	0.3	0.3
Payments and adjustments	(0.3)	(0.4)
Balance at end of year	$0.3	$0.3

Of the nine sites WMECO has currently included in the environmental reserve, seven sites are in the remediation or long-term monitoring phase, one site has had some level of site assessments completed, and the remaining site is in the preliminary stages of site assessment.

These liabilities are estimated on an undiscounted basis and do not assume that any amounts are recoverable from insurance companies or other third parties.  The environmental reserve includes sites at different stages of discovery and remediation and does not include any unasserted claims.

At December 31, 2007, in addition to the nine sites, there is one site for which there are unasserted claims; however, any related site assessment or remediation costs are not probable or estimable at this time.  WMECO’s environmental liability also takes into account recurring costs of managing hazardous substances and pollutants, mandated expenditures to remediate previously contaminated sites and any other infrequent and non-recurring clean up costs.

MGP Sites:  Manufactured gas plant (MGP) sites comprise the largest portion of WMECO’s environmental liability.  MGPs are sites that manufactured gas from coal which produced certain byproducts that may pose a risk to human health and the environment.  At both December 31, 2007 and 2006, $0.2 million represents amounts for the site assessment and remediation of MGPs.  WMECO currently has three MGP sites included in its environmental liability.

For one MGP site that is included in the company’s liability for environmental costs, the information known and nature of the remediation options at that site allow the company to estimate the range of losses for environmental costs.  At both December 31, 2007 and 2006, $0.1 million had been accrued as a liability for this site, which represents management’s best estimate of the liability for environmental costs.  This amount differs from an estimated range of loss from zero to $8.9 million.  For the eight remaining sites included in the environmental reserve, determining an estimated range of loss is not possible at this time.

CERCLA Matters:  The federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA) and its amendments or state equivalents impose joint and several strict liabilities, regardless of fault, upon generators of hazardous substances resulting in removal and remediation costs and environmental damages.  Liabilities under these laws can be material and in some instances may be imposed without regard to fault or for past acts that may have been lawful at the time they occurred.  Of the nine sites, one is a superfund site under CERCLA for which WMECO has been notified that it is a potentially responsible party (PRP) but for which the site assessment and remediation are not being managed by WMECO.  At December 31, 2007, a liability of approximately $30 thousand accrued on this site represents WMECO's estimate of its potential remediation costs with respect to this one superfund site.

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

C.

Spent Nuclear Fuel Disposal Costs

Under the Nuclear Waste Policy Act of 1982 (the Act), WMECO must pay the United States Department of Energy (DOE) for the costs of disposal of spent nuclear fuel and high-level radioactive waste for the period prior to the sale of its ownership in the Millstone nuclear power station.

The DOE is responsible for the selection and development of repositories for, and the disposal of, spent nuclear fuel and high-level radioactive waste.  For nuclear fuel used to generate electricity prior to April 7, 1983 (Prior Period Spent Nuclear Fuel), WMECO has recorded an accrual for the full liability, and payment must be made by WMECO to the DOE prior to the first delivery of spent fuel to the DOE.  After the sale of Millstone, WMECO remained responsible for its share of the disposal costs associated with the Prior Period Spent Nuclear Fuel.  Until such payment to the DOE is made, the outstanding liability will continue to accrue interest at the 3-month treasury bill yield rate.  At December 31, 2007 and 2006, fees due to the DOE for the disposal of Prior Period Spent Nuclear Fuel, net of $0.4 million in interest income earned on the WMECO prior spent nuclear fuel trust for the year ended December 31, 2007, are included in long-term debt and were $55.6 million and $53.4 million, respectively, including accumulated interest costs of $40.4 million and $37.8 million, respectively.

During 2004, WMECO established a trust, which holds marketable securities to fund amounts due to the DOE for the disposal of WMECO's Prior Period Spent Nuclear Fuel.  For further information on this trust, see Note 6, "Marketable Securities," to the consolidated financial statements.

D.

Long-Term Contractual Arrangements

Estimated Future Annual Costs:  The estimated future annual costs of WMECO’s significant long-term contractual arrangements are as follows:

(Millions of Dollars)	2008	2009	2010	2011	2012	Thereafter	Totals
VYNPC	$4.4	$4.7	$4.6	$4.7	$1.1	$-	$19.5
Electricity procurement contracts	2.3	2.3	2.3	-	-	-	6.9
Transmission segment project commitments	11.2	0.1	0.1	0.1	-	-	11.5
Hydro-Quebec	2.5	2.5	2.5	2.5	2.5	19.9	32.4
Yankee Companies billings	6.2	5.3	5.6	5.1	5.1	14.7	42.0
Totals	$26.6	$14.9	$15.1	$12.4	$8.7	$34.6	$112.3

VYNPC:  WMECO has a commitment to buy approximately 2.5 percent of the Vermont Yankee Nuclear Power Corporation (VYNPC) plant's output through March of 2012 at a range of fixed prices.  The total cost of purchases under contracts with VYNPC amounted to $4 million in 2007, $5 million in 2006 and $4 million in 2005.

Electricity Procurement Contracts:  WMECO has entered into various IPP contracts that extend through 2010 for the purchase of electricity.  The total cost of purchases under these contracts amounted to $2.6 million in 2007, $2.1 million in 2006 and $2 million in 2005.  These amounts do not include contractual commitments related to WMECO's basic service.

Transmission Segment Project Commitments:  These amounts primarily represent commitments for various services and materials associated with WMECO’s 115 KV Springfield Underground Cables project and other transmission projects.

Hydro-Quebec:  Along with other New England utilities, WMECO has entered into an agreement to support transmission and terminal facilities which were built to import electricity from the Hydro-Quebec system in Canada.  WMECO is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M expenses and capital costs of those facilities.  The total cost of this agreement amounted to $2.2 million in 2007, $2.4 million in 2006 and $2.5 million in 2005.

Yankee Companies Billings:  WMECO has significant decommissioning and plant closure cost obligations to the Yankee Companies.  Each Yankee Company has completed the physical decommissioning of its facility and is now engaged in the long-term storage of its spent fuel.  The Yankee Companies collect decommissioning and closure costs through wholesale, FERC-approved rates charged under power purchase agreements with several New England utilities, including WMECO.  WMECO in turn recovers these costs from its customers through DPU-approved retail rates.  The table of estimated future annual costs includes the estimated decommissioning and closure costs for MYAPC, CYAPC and YAEC.

See Note 4E, "Commitments and Contingencies - Deferred Contractual Obligations," to the consolidated financial statements for information regarding the collection of the Yankee Companies' decommissioning costs.

E.

Deferred Contractual Obligations

WMECO has significant decommissioning and plant closure cost obligations to the Yankee Companies, which have completed the physical decommissioning of all three of their facilities and are now engaged in the long-term storage of their spent fuel.  The Yankee Companies collect decommissioning and closure costs through wholesale, FERC-approved rates charged under power purchase agreements with several New England utilities, including WMECO.  WMECO in turn recovers these costs through DPU-approved retail rates.  WMECO’s ownership interest in the Yankee Companies at December 31, 2007 is 9.5 percent of CYAPC, 7 percent of YAEC and 3 percent of MYAPC.

WMECO’s percentage share of the obligation to support the Yankee Companies under FERC-approved rate tariffs is the same as the ownership percentages above.

CYAPC:  Under the terms of the settlement agreement between CYAPC, the Connecticut Department of Public Utility Control (DPUC), the Connecticut Office of Consumer Counsel, and Maine regulators, the parties agreed to a revised decommissioning estimate of $642.9 million (in 2006 dollars).  Annual collections began in January of 2007, and were reduced from the $93 million originally requested for years 2007 through 2010 to lower levels ranging from $37 million in 2007 rising to $46 million in 2015.  The reduction to annual collections was achieved by extending the collection period by 5 years through 2015 by reflecting the proceeds from a settlement agreement with Bechtel Power Corporation, by reducing collections in 2007, 2008 and 2009 by $5 million per year, and making other adjustments.  WMECO believes it will recover its share of this obligation from its customers.

YAEC:  On July 31, 2006, the FERC approved a settlement agreement with the DPUC, the Massachusetts Attorney General and the Vermont Department of Public Service previously filed by YAEC.  This settlement agreement did not materially affect the level of 2006 charges.  Under the settlement agreement, YAEC agreed to reduce its November 2005 decommissioning cost increase from $85 million to $79 million.  Other terms of the settlement agreement include extending the collection period for charges through December 2014, reconciling and adjusting future charges based on actual decontamination and decommissioning expenses and the decommissioning trust fund's actual investment earnings.  WMECO believes that its $5.5 million share of the increase in decommissioning costs will ultimately be recovered from its customers.

MYAPC:  MYAPC is collecting revenues from WMECO and other owners that are adequate to recover the remaining cost of decommissioning its plant, and WMECO expects to recover its share of such costs from its customers.

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

In December of 2006, the DOE appealed the ruling, and the Yankee Companies filed a cross-appeal.  The refund to WMECO of any damages that may be recovered from the DOE will be realized through the Yankee Companies' FERC-approved rate settlement agreements, subject to final determination of the FERC.  The appeal is expected to be argued in 2008 with a decision from the Court of Appeals to follow.

WMECO's aggregate share of these damages is $7.9 million.  WMECO cannot at this time determine the timing or amount of any ultimate recovery from the DOE, through the Yankee Companies, on this matter.  However, WMECO does believe that any net settlement proceeds it receives would be incorporated into FERC-approved recoveries, which would be passed on to its customers, through reduced charges.

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

G.

Transmission Rate Matters and FERC Regulatory Issues

As a result of an order issued by the FERC on October 31, 2006 relating to incentives on new transmission facilities in New England (FERC ROE decision), WMECO recorded an estimated regulatory liability for refunds of $2.7 million as of December 31, 2006.  In 2007, WMECO completed the customer refunds that were calculated in accordance with the compliance filing required by the FERC ROE decision and refunded approximately $2.5 million to regional, local and localized transmission customers.  The $0.2 million positive pre-tax difference ($0.1 million after-tax) between the estimated regulatory liability recorded and the actual amount refunded was recognized in earnings in 2007.

Pursuant to the October 31, 2006 FERC ROE decision, the New England transmission owners submitted a compliance filing that calculated the refund amounts for transmission customers for the February 1, 2005 to October 31, 2006 time period.  Subsequently, on July 26, 2007, the FERC disagreed with the ROEs the transmission owners used in their refund calculations for the 15-month period between June 3, 2005 and September 3, 2006, rejected a portion of the compliance filing, and required another compliance filing within 30 days.  On August 27, 2007, NU, on behalf of WMECO, and the other New England transmission owners submitted a revised compliance filing, which outlined the regional refund process to comply with the FERC’s July 26, 2007 order.  In addition, the transmission owners filed a request for rehearing claiming that the FERC improperly set the floor for refunds based on the lower rates that the FERC approved in its October 31, 2006 order, rather than the last approved rates, for the period from June 3, 2005 to September 3, 2006.  The FERC denied this request on January 17, 2008, and the transmission owners have until March 17, 2008 to appeal, if they so choose.

WMECO’s transmission segment refunded approximately $0.2 million of revenues and interest related to the July 26, 2007 order (approximately $0.1 million after-tax), which was recorded in 2007.

H.

Other Litigation and Legal Proceedings

WMECO is involved in other legal, tax and regulatory proceedings regarding matters arising in the ordinary course of business, some of which involve management’s best estimate of probable loss as defined by SFAS No. 5, "Accounting for Contingencies."  The company records and discloses losses when these losses are probable and reasonably estimable in accordance with SFAS No. 5, discloses matters when losses are probable but not estimable, and expenses legal costs related to the defense of loss contingencies as incurred.

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

Long-Term Debt and Rate Reduction Bonds:  The fair value of WMECO’s fixed-rate securities is based upon quoted market prices for those issues or similar issues.  Adjustable rate securities are assumed to have a fair value equal to their carrying value.  The carrying amounts of WMECO’s financial instruments and their estimated fair values are as follows:

	At December 31, 2007
(Millions of Dollars)	Carrying Amount	Fair Value
Long-term debt -
Other long-term debt	$304.4	$298.1
Rate reduction bonds	86.7	91.7

	At December 31, 2006
(Millions of Dollars)	Carrying Amount	Fair Value
Long-term debt -
Other long-term debt	$262.2	$260.0
Rate reduction bonds	99.4	104.2

Other long-term debt includes $55.6 million and $53.4 million of fees and interest due for spent nuclear fuel disposal costs at December 31, 2007 and 2006, respectively.

Other Financial Instruments:  The carrying value of other financial instruments included in current assets and current liabilities approximates their fair value due to the short-term nature of these instruments.

6.

Marketable Securities

The following is a summary of WMECO's prior spent nuclear fuel trust assets, which are recorded at their fair values and are included in current and long-term marketable securities on the accompanying consolidated balance sheets.  Not included in the amounts below are SERP securities totaling $0.7 million and $0.6 million at December 31, 2007 and 2006, respectively, which are also included in current and long-term marketable securities on the accompanying consolidated balance sheets.

	At December 31,
(Millions of Dollars)	2007	2006
WMECO prior spent nuclear fuel trust	$55.7	$53.4

At December 31, 2007 and 2006, these marketable securities are comprised of the following:

(Millions of Dollars) At December 31, 2007	Amortized Cost	Pre-Tax Gross Unrealized Gains	Pre-Tax Gross Unrealized Losses	Estimated Fair Value
Fixed income securities	$55.6	$0.1	$-	$55.7

(Millions of Dollars) At December 31, 2006	Amortized Cost	Pre-Tax Gross Unrealized Gains	Pre-Tax Gross Unrealized Losses	Estimated Fair Value
Fixed income securities	$53.4	$0.1	$(0.1)	$53.4

For the year ended December 31, 2007, WMECO recorded a $0.6 million offset to the spent nuclear fuel trust obligation in long-term debt related to the unrealized losses on securities in the spent nuclear fuel trust.  For the year ended December 31, 2006, unrealized losses of $0.1 million were recorded on these securities, the entire amount of which was in a loss position for greater than twelve months.

For information related to the change in net unrealized holding gains and losses included in accumulated other comprehensive income, see Note 9, "Accumulated Other Comprehensive Income/(Loss)," to the consolidated financial statements.

WMECO utilizes the average cost basis method for the WMECO spent nuclear fuel trust to compute the realized gains and losses on the sale of available-for-sale securities.

For the years ended December 31, 2007, 2006, and 2005, realized gains and losses recognized on the sale of available-for-sale securities are as follows:

(Millions of Dollars)	Realized Gains	Realized Losses	Net Realized Gains/(Losses)
2007	$0.1	$(0.1)	$-
2006	-	(0.3)	(0.3)
2005	-	(0.4)	(0.4)

These amounts offset the spent nuclear fuel trust obligation in long-term debt.

Proceeds from the sale of these securities, including proceeds from short-term investments, totaled $196.9 million, $123.1 million and $82.9 million for the years ended December 31, 2007, 2006, and 2005, respectively.

At December 31, 2007, the contractual maturities of the available-for-sale securities are as follows:

(Millions of Dollars)	Amortized Cost	Estimated Fair Value
Less than one year	$30.8	$30.9
One to five years	22.5	22.5
Six to ten years	-	-
Greater than ten years	2.3	2.3
Total	$55.6	$55.7

Amounts above exclude an additional $0.4 million and $0.3 million of SERP securities that are classified as less than one year and one to greater than ten years, respectively, and are included on the accompanying consolidated balance sheet at December 31, 2007.

For further information regarding marketable securities, see Note 1N, "Summary of Significant Accounting Policies - Marketable Securities" to the consolidated financial statements.

7.

Leases

WMECO has entered into lease agreements for the use of data processing and office equipment, vehicles, and office space.  In addition, WMECO incurs costs associated with leases entered into by NUSCO and The Rocky River Realty Company.  These costs are included below in operating lease payments charged to expense and amounts capitalized as well as future operating lease payments from 2008 through 2012 and thereafter.  The provisions of these lease agreements generally contain renewal options.  Certain lease agreements contain contingent lease payments.  The contingent lease payments are based on various factors, such as the commercial paper rate plus a credit spread or the consumer price index.

There were no capital leases, or interest related to these payments, charged to operating expense in 2007, 2006 and 2005.  Operating lease rental payments charged to expense were $4 million in 2007 and 2006 and $3.6 million in 2005.  The capitalized portion of operating lease payments was approximately $1.2 million, $1.1 million and $1.1 million for the years ended 2007, 2006 and 2005, respectively.

Future minimum rental payments excluding executory costs, such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable operating leases, at December 31, 2007 are as follows:

(Millions of Dollars)	Operating Leases
2008	$5.0
2009	4.8
2010	4.5
2011	4.1
2012	3.6
Thereafter	7.9
Future minimum lease payments	$29.9

8.

Dividend Restrictions

The Federal Power Act limits the payment of dividends by WMECO to its retained earnings balance and certain state statutes may impose additional limitations on WMECO.  WMECO also has a revolving credit agreement that imposes a leverage restriction tied to its ratio of consolidated total debt to total capitalization.

9.

Accumulated Other Comprehensive Income/(Loss)

The accumulated balance for each other comprehensive income/(loss), net of tax, item is as follows:

(Millions of Dollars)	December 31, 2006	Current Period Change	December 31, 2007
Qualified cash flow hedging instruments	$0.9	$(0.7)	$0.2
Accumulated other comprehensive income	$0.9	$(0.7)	$0.2

(Millions of Dollars)	December 31, 2005	Current Period Change	December 31, 2006
Qualified cash flow hedging instruments	$1.0	$(0.1)	$0.9
Unrealized losses on securities	(0.2)	0.2	-
Minimum SERP liability	(0.1)	0.1	-
Accumulated other comprehensive (loss)/income	$0.7	$0.2	$0.9

The changes in the components of other comprehensive loss are reported net of the following income tax effects:

(Millions of Dollars)	2007	2006	2005
Qualified cash flow hedging instruments	$(0.5)	$(0.1)	$(0.6)
Unrealized losses on securities	-	0.2	0.2
Accumulated other comprehensive income/(loss)	$(0.5)	$0.1	$(0.4)

Fair value adjustments included in accumulated other comprehensive income/(loss) for WMECO's qualified cash flow hedging instruments are as follows:

	At December 31,
(Millions of Dollars, Net of Tax)	2007	2006
Balance at beginning of year	$0.9	$1.0
Hedged transactions recognized into earnings	(0.1)	-
Cash flow transactions entered into for period	(0.6)	(0.1)
Net change associated with hedging transactions	(0.7)	(0.1)
Total fair value adjustments included in accumulated other comprehensive income	$0.2	$0.9

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

It is estimated that a benefit of $0.1 million will be reclassified from accumulated other comprehensive income as an increase to earnings over the next 12 months as a result of amortization of the interest rate swap agreements which have been settled.

10.

Long-Term Debt

Details of long-term debt outstanding are as follows:

	At December 31,
	2007	2006
	(Millions of Dollars)

Pollution Control Notes:
Tax Exempt 1993 Series A, 5.85% due 2028	$53.8	$53.8
Other:
Taxable Senior Series A, 5.00% due 2013	55.0	55.0
Taxable Senior Series B, 5.90% due 2034	50.0	50.0
Taxable Senior Series C, 5.24% due 2015	50.0	50.0
Taxable Senior Series D, 6.70% due 2037	40.0	-
Total Pollution Control Notes and Other	248.8	208.8
Fees and interest due for spent nuclear fuel disposal costs	55.6	53.4
Total pollution control notes and fees and interest for spent nuclear fuel disposal costs	304.4	262.2
Less amounts due within one year	-	-
Unamortized premium and discount, net	(0.5)	(0.4)
Long-term debt	$303.9	$261.8

There are no cash sinking fund requirements or debt maturities for the years 2008 through 2012.

On August 17, 2007, WMECO issued $40 million of 30-year Series D senior unsecured notes with a coupon rate of 6.7 percent and a maturity date of August 15, 2037.  The proceeds were used to refinance the company’s short term borrowings, which were previously incurred to fund transmission and distribution segment capital expenditures.

During 2004, WMECO established a trust with the issuance proceeds from the Taxable Senior Series B 5.9 percent note due 2034.  This trust holds marketable securities to fund amounts due upon demand to the DOE for the disposal of WMECO’s prior spent nuclear fuel.

For information regarding fees and interest due for spent nuclear fuel disposal costs, see Note 4C, "Commitments and Contingencies - Spent Nuclear Fuel Disposal Costs," to the consolidated financial statements.

11.

Segment Information

Segment information related to the distribution and transmission segments for WMECO for the years ended December 31, 2007, 2006 and 2005 is as follows:

	For the Year Ended December 31, 2007
(Millions of Dollars)	Distribution	Transmission	Totals
Operating revenues (1)	$441.6	$23.1	$464.7
Depreciation and amortization	(41.7)	(2.5)	(44.2)
Other operating expenses	(355.6)	(10.7)	(366.3)
Operating income	44.3	9.9	54.2
Interest expense, net of AFUDC	(17.7)	(2.1)	(19.8)
Interest income	1.5	0.7	2.2
Other income, net	1.6	-	1.6
Income tax benefit	(11.2)	(3.4)	(14.6)
Net income	$18.5	$5.1	$23.6
Total assets (2)	$991.1	$-	$991.1
Cash flows for total investments in plant (3)	$29.9	$17.4	$47.3

	For the Year Ended December 31, 2006
	Distribution	Transmission	Totals
Operating revenues (1)	$410.9	$20.6	$431.5
Depreciation and amortization	0.7	(2.4)	(1.7)
Other operating expenses	(380.0)	(9.8)	(389.8)
Operating income	31.6	8.4	40.0
Interest expense, net of AFUDC	(17.1)	(1.8)	(18.9)
Interest income	0.7	-	0.7
Other income, net	1.4	0.2	1.6
Income tax benefit	(5.6)	(2.2)	(7.8)
Net income	$11.0	$4.6	$15.6
Total assets (2)	$988.7	$-	$988.7
Cash flows for total investments in plant (3)	$29.7	$13.1	$42.8

	For the Year Ended December 31, 2005
	Distribution	Transmission	Totals
Operating revenues (1)	$391.1	$18.3	$409.4
Depreciation and amortization	(22.0)	(2.0)	(24.0)
Other operating expenses	(335.8)	(9.3)	(345.1)
Operating income	33.3	7.0	40.3
Interest expense, net of AFUDC	(17.0)	(1.1)	(18.1)
Interest income	0.4	-	0.4
Other income, net	1.6	0.2	1.8
Income tax benefit	(7.2)	(2.1)	(9.3)
Net income	$11.1	$4.0	$15.1
Cash flows for total investments in plant (3)	$32.4	$12.3	$44.7

(1)

WMECO revenues are primarily derived from residential, commercial and industrial customers and are not dependent on any single customer.

(2)

Information for segmenting total assets between distribution and transmission is not available at December 31, 2007 and 2006.  The distribution and transmission assets are disclosed in the distribution columns above.

(3)

Cash flows for total investment in plant included in the segment information above are cash capital expenditures that do not include amounts incurred but not paid, cost of removal, AFUDC, and the capitalized portion of pension expense or income.

Consolidated Quarterly Financial Data (Unaudited)
	Quarter Ended
(Thousands of Dollars)	March 31,	June 30,	September 30,	December 31,
2007
Operating Revenues	$129,558	$112,363	$113,500	$109,324
Operating Income	15,435	12,314	13,562	12,840
Net Income	6,917	4,590	5,340	6,757

2006
Operating Revenues	$129,040	$99,037	$104,959	$98,473
Operating Income	12,176	10,369	10,611	6,817
Net Income	5,177	2,629	3,672	4,166

Selected Consolidated Financial Data (Unaudited)
(Thousands of Dollars)	2007	2006	2005	2004	2003
Operating Revenues	$464,745	$431,509	$409,393	$379,229	$391,178
Net Income	23,604	15,644	15,085	12,373	16,212
Cash Dividends on Common Stock	12,779	7,946	7,685	6,485	22,011
Property, Plant and Equipment (a)	559,357	526,094	499,317	468,884	447,771
Total Assets	991,088	988,693	945,996	922,472	872,077
Rate Reduction Bonds	86,731	99,428	111,331	122,489	132,960
Long-Term Debt (b)	303,872	261,777	259,487	207,684	157,202
Obligations Under Capital Leases (b)	-	-	-	-	57

(a)

Amount includes construction work in progress.

(b)

Includes portions due within one year, but includes rate reduction bonds.

Selected Consolidated Sales Statistics (Unaudited)
	2007	2006	2005	2004	2003
Revenues: (Thousands)
Residential	$246,526	$232,197	$190,023	$167,275	$165,871
Commercial	140,531	132,336	133,356	128,425	133,122
Industrial	48,036	43,131	59,937	62,347	63,990
Other Utilities	20,131	17,421	19,064	8,646	14,347
Streetlighting and Railroads	4,492	5,025	5,030	4,782	4,817
Miscellaneous	5,029	1,399	1,983	7,754	9,031
Total	$464,745	$431,509	$409,393	$379,229	$391,178
Sales: (KWH - Millions)
Residential	1,539	1,511	1,596	1,546	1,521
Commercial	1,589	1,574	1,616	1,583	1,567
Industrial	842	862	910	935	909
Other Utilities	178	189	176	169	255
Streetlighting and Railroads	25	25	25	25	26
Total	4,173	4,161	4,323	4,258	4,278
Customers: (Average)
Residential	187,854	187,252	186,882	185,083	185,202
Commercial	17,096	17,310	19,174	18,917	18,838
Industrial	777	798	894	892	897
Other	703	705	714	695	693
Total	206,430	206,065	207,664	205,587	205,630