Form 10-K, Exhibit 13
period 2007-12-31
NORTHEAST UTILITIES; WESTERN MASSACHUSETTS ELECTRIC CO; PUBLIC SERVICE CO OF NEW HAMPSHIRE; CONNECTICUT LIGHT & POWER CO
filed 2008-02-29
CIK 72741, 106170, 315256, 23426

Exhibit 13.3

2007 Annual Report
Public Service Company of New Hampshire

Company Report

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes included in this Annual Report.  References in this exhibit to "PSNH" or "the company" are to Public Service Company of New Hampshire, and the terms "we," "us" and "our" refer to PSNH.

Overview

We are a wholly owned subsidiary of Northeast Utilities (NU).  NU’s other regulated electric subsidiaries include The Connecticut Light and Power Company and Western Massachusetts Electric Company.

We earned $54.4 million in 2007, compared with $35.3 million in 2006 and $41.7 million in 2005.  Included in earnings were transmission segment earnings of $10.7 million, $8.3 million and $7.8 million in 2007, 2006 and 2005, respectively, and distribution and generation segment earnings of $43.7 million, $27 million and $33.9 million in 2007, 2006 and 2005, respectively.

Our distribution and generation segment earnings in 2007 were $16.7 million higher than in 2006 primarily due to a $24.5 million annualized temporary rate increase that took effect on July 1, 2006; a $37.7 million annualized energy delivery rate increase that took effect on July 1, 2007; recovery of approximately $4.5 million of pre-tax retail transmission costs that were expensed in 2006; the implementation of a retail transmission cost tracking mechanism; and lower unitary state income taxes.  The increases were partially offset by higher operations and maintenance expense, higher depreciation, and higher interest expense.  Our distribution and generation segment regulatory return on equity (Regulatory ROE) was 9.5 percent in 2007 and 6.4 percent in 2006.  We expect our distribution and generation segment Regulatory ROE to be towards the low end of a 9 percent to 10 percent range at approximately 9 percent in 2008.

The increase in transmission segment earnings in 2007 was due to a higher level of investment in our transmission infrastructure.

For the distribution segment, a summary of changes in our retail electric kilowatt-hour (KWH) sales for 2007 as compared to 2006 on an actual and weather normalized basis (using a 30-year average) is as follows:

	Percentage Increase/ (Decrease)	Weather Normalized Percentage Increase/(Decrease)
Residential	2.9%	1.5%
Commercial	1.8%	1.6%
Industrial	(3.4)%	(3.2)%
Other	4.9%	4.9%
Total	1.2%	0.6%

Our electric sales per customer, adjusted for weather impacts, have been negatively affected by retail rate increases driven by the energy component of customer bills in early 2006.  Although the longer-term trend in customer usage in our service territory when energy prices were stable had reflected a generally increasing use per customer,  customers have responded to higher energy prices in recent years by using less electricity.  PSNH's overall electric rates decreased in 2007 and use per customer has returned to 2005 levels.  We cannot determine at this time whether these trends will continue or the effect they may have on our distribution segment earnings.

Liquidity

Net cash flows from operations decreased by $26.5 million from $173.8 million in 2006 to $147.3 million in 2007.  The decrease in operating cash flows was primarily due to a $76 million reduction in stranded cost recovery charge (SCRC) revenues as a result of reductions in the approved SCRC rate.  The SCRC rate was initially decreased effective July 1, 2006 as a result of all Part 3 stranded costs being recovered as of June 30, 2006.  The average SCRC rate for 2007 was further reduced effective January 1, 2007, which reflects lower expected stranded cost recovery in 2007.  This decrease was offset by lower cash tax payments made during 2007 as compared to 2006 and higher working capital requirements.

We, along with other NU subsidiaries, are a party to a five-year unsecured revolving credit facility which expires on November 6, 2010.  We can borrow up to $100 million on a short-term basis, or subject to regulatory approvals, on a long-term basis.  At December 31, 2007, we had $10 million in short-term borrowings under this facility.  The weighted-average interest rate on these short-term borrowings at December 31, 2007 was 7.25 percent.  At December 31, 2006, we had no borrowings outstanding under this facility.

On September 24, 2007, we issued $70 million of first mortgage bonds with a coupon rate of 6.15 percent and a maturity date of September 1, 2017.  The proceeds were used to refinance our short-term borrowings, which were previously incurred to fund transmission segment and distribution segment capital expenditures.  We expect to issue $110 million of long-term debt in 2008.

Our first mortgage bonds are rated Baa1, BBB+, and BBB+ with a stable outlook, by Moody’s Investors Service, Standard & Poor’s (S&P) and Fitch Ratings, respectively.  The only credit ratings change in 2007 occurred when, as part of a comprehensive reassessment of utility secured debt ratings, S&P raised our first mortgage bond ratings by one notch to BBB+.  To ensure the consistency of these ratings, which aid in the achievement of competitive market rates for our debt issuances, we seek to maintain certain credit metrics satisfactory to the rating agencies, which include a target capitalization structure of approximately 55 percent debt and 45 percent equity.  The three agencies each may include in the debt component of capitalization additional factors, such as the net present value of remaining operating leases and postretirement benefit obligations.  Before the application of such adjustments, our ratio of consolidated total debt to total capitalization was approximately 52.7 percent as of December 31, 2007.  We seek to maintain our target structure over the long term through a proper balance of capital infusions from NU parent and new debt issuances or borrowings.

In 2007 and 2006, NU contributed equity to us of $44.2 million and $21.7 million, respectively.  In general, we pay approximately 60 percent of our cash earnings to NU in the form of common dividends.  In 2007 and 2006, we paid common dividends to NU of $30.7 million and $41.7 million, respectively.

Capital expenditures described herein are cash capital expenditures and exclude amounts incurred but not paid, cost of removal, allowance for funds used during construction (AFUDC) related to equity funds, and the capitalized portion of pension expense or income.  Our capital expenditures totaled $167.7 million in 2007, compared with $126.7 million in 2006 and $158.8 million in 2005.  The increase in expenditures in 2007 from 2006 and 2005 was due to planned enhancements in our transmission system.  We expect to incur transmission capital expenditures of $108 million in 2008, which will be financed through the debt issuance noted above, among other sources.

Regulatory Developments

Delivery Service Rate Case:  On May 25, 2007, the New Hampshire Public Utilities Commission (NHPUC) approved a distribution and transmission rate case settlement agreement between us, the NHPUC staff and the New Hampshire Office of Consumer Advocate (OCA).  The settlement agreement included, among other items, a transmission cost tracking mechanism, effective on July 1, 2006, to be reset annually, and an allowed distribution ROE of 9.67 percent.  The settlement agreement allowed for a $37.7 million estimated annualized rate increase ($26.5 million for distribution and $11.2 million for transmission in base rates subject to tracking) beginning on July 1, 2007, along with the previous $24.5 million annualized temporary distribution rate increase that was effective on July 1, 2006.  The $37.7 million includes a one-year revenue increase of approximately $9 million related to additional revenues to recoup the difference between the temporary and permanent rates for the period of July 1, 2006 through June 30, 2007.  An additional delivery revenue increase of $3 million took effect on January 1, 2008 with a final estimated rate decrease of approximately $9 million scheduled for July 1, 2008.  The settlement agreement enabled us to fund a $10 million annual reliability enhancement program and more adequately fund our major storm cost reserve.

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

SCRC/ES Reconciliation and Rates:  On May 1, 2007, we filed our 2006 SCRC/energy service (ES) rate reconciliation with the NHPUC.  On November 5, 2007, we, the NHPUC Staff, and the OCA filed a proposed settlement with the NHPUC.  On December 7, 2007, the settlement, which did not have a material impact on our 2007 earnings, was approved by the NHPUC.

On September 7, 2007, we filed a petition with the NHPUC requesting a change in our SCRC rate for the period January 1, 2008 through December 31, 2008.  The NHPUC issued an order on December 17, 2007, approving our SCRC rate of $0.0072 per KWH for 2008.

On September 7, 2007, we filed a petition with the NHPUC requesting a change in our default ES rate for the period January 1, 2008 through December 31, 2008.  The NHPUC issued an order on December 28, 2007, approving an ES rate of $0.0882 per KWH for 2008.  As part of its order approving the ES rate, the NHPUC approved an increase in the allowed return on generation assets from 9.62 percent to 9.81 percent effective on January 1, 2008.

TCAM Rates:  On June 1, 2007, we filed a petition with the NHPUC seeking to establish a transmission cost adjustment mechanism (TCAM) rate consistent with the rate case settlement agreement that was approved by the NHPUC on May 25, 2007.  The TCAM rate filing was amended on June 6, 2007 to reflect updates to wholesale transmission rates that were made available to us after the initial June 1, 2007 filing.  The NHPUC issued an order on June 29, 2007 approving a TCAM rate of $0.00752 per KWH for the period July 1, 2007 through June 30, 2008.

RESULTS OF OPERATIONS

The components of significant income statement variances for the past two years are provided in the table below.

Income Statement Variances	2007 over/(under) 2006		2006 over/(under) 2005
(Millions of Dollars)	Amount	Percent	Amount	Percent
Operating Revenues	$(58)	(5)%	$12	1%

Operating Expenses:
Operation -
Fuel, purchased and net interchange power	(58)	(10)	72	14
Other operation	30	17	-	-
Maintenance	3	4	7	11
Depreciation	4	7	3	7
Amortization of regulatory assets, net	(46)	(86)	(92)	(63)
Amortization of rate reduction bonds	3	6	3	6
Taxes other than income taxes	2	5	1	3
Total operating expenses	(62)	(6)	(6)	(1)
Operating Income	4	3	18	19
Interest expense, net	-	-	(1)	(1)
Other income, net	(1)	(9)	2	39
Income before income tax expense	3	4	21	38%
Income tax expense	(16)	(42)	27	(a)
Net income	$19	54%	$(6)	(15)%

(a) Percent greater than 100.

Comparison of the Year 2007 to the Year 2006

Operating Revenues

Operating revenues decreased by $58 million due to lower distribution revenues ($64 million), partially offset by higher transmission segment revenues ($6 million).

The distribution segment revenue decrease of $64 million was due to the decrease of the components of revenues which are included in regulatory commission approved tracking mechanisms that track the recovery of certain incurred costs ($87 million), partially offset by increase of the distribution component of PSNH's retail revenues which impacts earnings ($24 million).  The distribution revenue tracking components decrease of $87 million was primarily due to a decrease in the SCRC revenue ($76 million) mainly as a result of  rate decreases effective July 1, 2006 and July 1, 2007, lower wholesale revenues ($27 million) and the pass through of lower energy supply costs ($15 million), partially offset by higher retail transmission revenues ($17 million), higher REC revenue from the Northern Wood Power Plant ($8 million) and higher System Benefits Charge revenue ($4 million).  The tracking mechanisms allow for rates to be changed periodically with over collections refunded to customers or under collections collected from customers in future periods.

The distribution component of PSNH’s retail revenues which impacts earnings increased $24 million, as a result of the rate increases effective July 1, 2006 and July 1, 2007, and higher sales.  Retail sales increased 1.2 percent in 2007 compared to 2006.

Transmission segment revenues increased $6 million primarily due to a higher transmission investment base and higher operating expenses which are recovered under Federal Energy Regulatory Commission (FERC)-approved transmission tariffs.

Fuel

Fuel, purchased and net interchange power costs decreased $58 million primarily due to a decrease in the purchase of higher priced Independent Power Producers’ power as contracts expired.

Other Operation

Other operation expenses increased $30 million primarily due to higher retail transmission expenses ($13 million), higher administrative and general expenses ($8 million), and higher customer assistance costs ($4 million), primarily due to the Electric Assistance Program (EAP).

Maintenance

Maintenance expenses increased $3 million primarily due to higher overhead line maintenance expenses.

Depreciation

Depreciation expense increased $4 million primarily due to higher utility plant balances.

Amortization of Regulatory Assets, Net

Amortization of regulatory assets decreased $46 million primarily due to lower ES over recoveries ($27 million), lower stranded cost amortization levels, primarily as a result of PSNH’s full recovery of non-securitized stranded costs in June 2006 ($13 million) and the deferral of retail transmission costs through the TCAM, which was implemented in 2007 ($5 million).

Amortization of Rate Reduction Bonds

Amortization of rate reduction bonds increased $3 million.  The higher portion of principal within the rate reduction bonds’ payment results in a corresponding increase in the amortization of regulatory assets.

Taxes Other Than Income Taxes

Taxes other than income taxes increased $2 million primarily due to higher property taxes ($1 million) and higher payroll-related taxes ($1 million).

Other Income, Net

Other income, net decreased $1 million primarily due to lower AFUDC, as a result of decreased eligible construction work in progress (CWIP) for generation, higher short-term debt and a lower portion of CWIP being subject to the equity rate.

Income Tax Expense

Income tax expense decreased $16 million due to a decrease in the effective tax rate to 29.5 percent.  The decrease in the effective tax rate was due to an increase in tax credits, decrease in state tax expense and lower flow through regulatory amortizations.  The increase in tax credits were the result of a full year of production tax credits at the Northern Wood Power Plant.  In 2006, flow through regulatory amortizations were higher as a result of the regulatory recovery in revenue of income tax expense associated with non-deductible acquisition costs.

Comparison of the Year 2006 to the Year 2005

Operating Revenues

Operating revenues increased $12 million primarily due to higher distribution segment revenue ($8 million) and higher transmission segment revenue ($4 million).

The distribution segment revenue increase of $8 million was primarily due to the distribution and transmission components of PSNH's retail rates which impact earnings ($15 million), as a result of the rate increases effective July 1, 2006, partially offset by lower retail sales.  Retail sales decreased 1.3 percent in 2006 compared to the same period of 2005.

The components of revenues which are included in regulatory commission approved tracking mechanisms that track the recovery of certain incurred costs decreased $7 million primarily due to a decrease in the SCRC ($85 million) mainly as a result of a rate decrease effective July 1, 2006, partially offset by an increase in the default ES rate component of retail revenues ($80 million).  The tracking mechanisms allow for rates to be changed periodically with over collections refunded to customers or under collections collected from customers in future periods.

Transmission segment revenues increased $4 million primarily due to a higher rate base and higher operating expenses which are recovered under FERC-approved transmission tariffs.

Fuel, Purchased and Net Interchange Power

Fuel, purchased and net interchange power increased $72 million primarily due to the higher cost of energy as a result of higher fuel prices, which are included in regulatory commission approved tracking mechanisms.

Maintenance

Maintenance expenses increased $7 million primarily due to higher generation costs ($4 million), mainly due to higher boiler maintenance costs as a result of the planned overhaul of a generating plant in 2006, and higher overhead line maintenance expenses ($2 million).

Depreciation

Depreciation expense increased $3 million primarily due to higher plant balances resulting from the ongoing construction program.

Amortization of Regulatory Assets, Net

Amortization of regulatory assets, net decreased $92 million primarily due to PSNH completing the recovery of certain identified non-securitized stranded costs in June of 2006, partially offset by higher amortization expense, which was primarily the result of an ES deferral from February and March of 2006, where ES revenues exceeded ES costs ($23 million).

Amortization of Rate Reduction Bonds

Amortization of rate reduction bonds increased $3 million.  The higher portion of principal within the rate reduction bonds' payment results in a corresponding increase in the amortization of regulatory assets.

Taxes Other Than Income Taxes

Taxes other than income taxes increased $1 million primarily due to higher property taxes.

Interest Expense, Net

Interest expense decreased $1 million primarily due to lower rate reduction bond interest resulting from lower principal balances outstanding ($3 million), partially offset by higher long-term debt levels as a result of the issuance of $50 million of thirty-year first mortgage bonds in October of 2005 ($2 million).

Other Income, Net

Other income, net increased $2 million primarily due to a higher AFUDC ($3 million), as a result of increased eligible construction work in progress (CWIP) for generation, lower short-term debt, and a higher portion of CWIP being subject to the equity rate, partially offset by lower C&LM incentive income ($1 million), as a result of the 2004 incentive being recorded in 2005.

Income Tax Expense

Income tax expense increased $27 million due to higher pre-tax earnings and an increase in the effective tax rate from 22.7 percent to 52.6 percent.  The increase in the effective tax rate primarily resulted from the loss of a state unitary tax benefit due to the sale of competitive generation assets and the regulatory recovery of federal and state tax expense associated with nondeductible acquisition costs.  The regulatory recovery of federal and state tax expense associated with nondeductible acquisition costs caused a decrease in amortization and offsetting increase in income tax expense.  This recovery had no impact on net income but increased the effective tax rate.

Company Report on Internal Controls Over Financial Reporting

Management is responsible for the preparation, integrity, and fair presentation of the accompanying consolidated financial statements of Public Service Company of New Hampshire and subsidiaries (PSNH or the Company) and of other sections of this annual report.

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

Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, PSNH conducted an evaluation of the effectiveness of internal controls over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this evaluation under the framework in COSO, management concluded that our internal controls over financial reporting were effective as of December 31, 2007.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Public Service Company of New Hampshire and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1.G., the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109, as of January 1, 2007.

/s/	Deloitte & Touche LLP
Deloitte & Touche LLP

Hartford, Connecticut

February 28, 2008

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

At December 31,	2007	2006
	(Thousands of Dollars)
ASSETS

Current Assets:
Cash	$ 450	$ 31
Receivables, less provision for uncollectible
accounts of $2,675 in 2007 and $2,626 in 2006	97,749	86,784
Accounts receivable from affiliated companies	817	590
Unbilled revenues	45,607	44,433
Taxes receivable	255	6,671
Fuel, materials and supplies	72,215	84,856
Derivative assets - current	6,146	-
Prepayments and other	14,327	12,652
	237,566	236,017

Property, Plant and Equipment:
Electric utility	2,010,220	1,898,940
Less: Accumulated depreciation	737,917	723,764
	1,272,303	1,175,176
Construction work in progress	116,102	67,202
	1,388,405	1,242,378

Deferred Debits and Other Assets:
Regulatory assets	401,374	524,536
Derivative assets - long-term	12,075	-
Other	67,549	68,345
	480,998	592,881

Total Assets	$ 2,106,969	$ 2,071,276

The accompanying notes are an integral part of these consolidated financial statements.

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

At December 31,	2007	2006
	(Thousands of Dollars)
LIABILITIES AND CAPITALIZATION

Current Liabilities:
Notes payable to banks	$ 10,000	$ -
Notes payable to affiliated companies	11,300	36,500
Accounts payable	91,356	69,948
Accounts payable to affiliated companies	15,717	22,327
Accrued interest	9,175	8,641
Derivative liabilities - current	2,453	39,180
Other	22,664	2,362
	162,665	178,958

Rate Reduction Bonds	282,018	333,831

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes	192,094	200,136
Accumulated deferred investment tax credits	582	877
Deferred contractual obligations	28,215	35,623
Regulatory liabilities	127,569	115,731
Accrued pension	138,346	150,634
Accrued postretirement benefits	29,057	36,521
Other	31,559	44,304
	547,422	583,826
Capitalization:
Long-Term Debt	576,997	507,099

Common Stockholder's Equity:
Common stock, $1 par value - authorized
100,000,000 shares; 301 shares outstanding
in 2007 and 2006	-	-
Capital surplus, paid in	275,569	231,171
Retained earnings	261,528	236,215
Accumulated other comprehensive income	770	176
Common Stockholder's Equity	537,867	467,562
Total Capitalization	1,114,864	974,661

Commitments and Contingencies (Note 5)

Total Liabilities and Capitalization	$ 2,106,969	$ 2,071,276

The accompanying notes are an integral part of these consolidated financial statements.

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,	2007	2006	2005
	(Thousands of Dollars)

Operating Revenues	$ 1,083,072	$ 1,140,900	$ 1,128,427

Operating Expenses:
Operation -
Fuel, purchased and net interchange power	530,680	588,132	515,801
Other	208,691	178,577	179,003
Maintenance	74,070	71,400	64,200
Depreciation	53,315	49,740	46,567
Amortization of regulatory assets, net	7,470	53,156	144,746
Amortization of rate reduction bonds	52,344	49,370	46,648
Taxes other than income taxes	39,671	37,640	36,498
Total operating expenses	966,241	1,028,015	1,033,463
Operating Income	116,831	112,885	94,964

Interest Expense:
Interest on long-term debt	26,029	24,100	20,481
Interest on rate reduction bonds	18,013	20,828	24,074
Other interest	2,243	829	1,733
Interest expense, net	46,285	45,757	46,288
Other Income, Net	6,682	7,378	5,297
Income Before Income Tax Expense	77,228	74,506	53,973
Income Tax Expense	22,794	39,183	12,234
Net Income	$ 54,434	$ 35,323	$ 41,739

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Net Income	$ 54,434	$ 35,323	$ 41,739
Other comprehensive income, net of tax:
Qualified cash flow hedging instruments	605	-	-
Unrealized (losses)/gains on securities	(11)	32	(39)
Minimum SERP liability	-	61	232
Other comprehensive income, net of tax	594	93	193
Comprehensive Income	$ 55,028	$ 35,416	$ 41,932

The accompanying notes are an integral part of these consolidated financial statements.

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

	Common Stock		Capital Surplus, Paid In	Retained Earnings	Accumulated Other Comprehensive (Loss)/Income	Total
	Shares	Amount
			(Thousands of Dollars, except share information)

Balance at January 1, 2005	301	$ -	$ 156,532	$ 243,277	$ (110)	$ 399,699

Net income for 2005				41,739		41,739
Dividends on common stock				(42,383)		(42,383)
Allocation of benefits - ESOP			(208)			(208)
Tax deduction for stock options exercised and Employee
Stock Purchase Plan disqualifying dispositions			45			45
Capital contribution from NU parent			53,419			53,419
Other comprehensive income					193	193
Balance at December 31, 2005	301	-	209,788	242,633	83	452,504

Net income for 2006				35,323		35,323
Dividends on common stock				(41,741)		(41,741)
Allocation of benefits - ESOP			(68)			(68)
Tax deduction for stock options exercised and Employee
Stock Purchase Plan disqualifying dispositions			(242)			(242)
Capital contribution from NU parent			21,693			21,693
Other comprehensive income					93	93
Balance at December 31, 2006	301	-	231,171	236,215	176	467,562

Adoption of FIN 48 - accounting
for uncertainty of income taxes				1,599		1,599
Net income for 2007				54,434		54,434
Dividends on common stock				(30,720)		(30,720)
Allocation of benefits - ESOP			204			204
Capital contribution from NU parent			44,194			44,194
Other comprehensive income					594	594
Balance at December 31, 2007	301	$ -	$ 275,569	$ 261,528	$ 770	$ 537,867

The accompanying notes are an integral part of these consolidated financial statements.

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2007	2006	2005
	(Thousands of Dollars)
Operating activities:
Net income	$ 54,434	$ 35,323	$ 41,739
Adjustments to reconcile to net cash flows
provided by operating activities:
Bad debt expense	3,433	4,208	3,904
Depreciation	53,315	49,740	46,567
Deferred income taxes	(4,726)	(21,929)	(68,347)
Amortization of regulatory assets, net	7,470	53,156	144,746
Amortization of rate reduction bonds	52,344	49,370	46,648
Pension expense, net of capitalized portion	14,722	15,963	14,338
Regulatory (underrecoveries)/overrecoveries	(6,167)	(6,850)	478
Deferred contractual obligations	(6,365)	(12,589)	(12,465)
Other non-cash adjustments	(4,192)	(5,379)	(8,468)
Other sources of cash	-	-	342
Other uses of cash	(15,126)	(11,882)	(19,962)
Changes in current assets and liabilities:
Receivables and unbilled revenues, net	(15,799)	27,637	(18,799)
Taxes accrued/(receivable)	4,144	(11,857)	9,684
Fuel, materials and supplies	15,882	(12,036)	(16,300)
Other current assets	(1,949)	5,106	1,170
Accounts payable	(8,178)	14,073	(9,009)
Other current liabilities	4,051	1,764	(1,013)
Net cash flows provided by operating activities	147,293	173,818	155,253

Investing Activities:
Investments in property and plant	(167,712)	(126,657)	(158,832)
Proceeds from sales of investment securities	3,454	3,788	3,227
Purchases of investment securities	(3,692)	(4,059)	(3,415)
Net proceeds from sale of property	-	-	1,461
Other investing activities	5,921	2,564	(2,767)
Net cash flows used in investing activities	(162,029)	(124,364)	(160,326)

Financing Activities:
Issuance of long-term debt	70,000	-	50,000
Retirement of rate reduction bonds	(51,813)	(48,861)	(46,077)
Increase/(decrease) in short-term debt	10,000	-	(10,000)
(Decrease)/increase in NU Money Pool borrowings	(25,200)	20,600	(4,500)
Capital contributions from NU parent	44,194	21,693	53,419
Cash dividends on common stock	(30,720)	(41,741)	(42,383)
Other financing activities	(1,306)	(1,141)	(214)
Net cash flows provided by/(used in) financing activities	15,155	(49,450)	245
Net increase/(decrease) in cash	419	4	(4,828)
Cash - beginning of year	31	27	4,855
Cash - end of year	$ 450	$ 31	$ 27

Supplemental Cash Flow Information:
Cash paid during the year for:
Interest, net of amounts capitalized	$ 50,237	$ 49,305	$ 48,165
Income taxes	$ 26,167	$ 75,198	$ 72,140

Non-cash investing activities:
Capital expenditures incurred but not paid	$ 37,811	$ 15,036	$ 17,093

The accompanying notes are an integral part of these consolidated financial statements.

Notes To Consolidated Financial Statements

1.

Summary of Significant Accounting Policies

A.

About Public Service Company of New Hampshire

Public Service Company of New Hampshire (PSNH or the company) is a wholly-owned subsidiary of Northeast Utilities (NU).  PSNH is a reporting company under the Securities Exchange Act of 1934.  Until February 8, 2006, NU was registered with the Securities and Exchange Commission as a holding company under the Public Utility Holding Company Act of 1935 (PUHCA).  On February 8, 2006, the PUHCA was repealed.  NU is now registered with the Federal Energy Regulatory Commission (FERC) as a public utility holding company under the PUHCA of 2005.  Arrangements among PSNH, other NU companies, outside agencies, and other utilities covering interconnections, interchange of electric power and sales of utility property, are subject to regulation by the FERC.  PSNH is subject to further regulation for rates, accounting and other matters by the FERC and the New Hampshire Public Utilities Commission (NHPUC), as well as certain regulatory oversight by the Vermont Department of Public Service and the Maine Public Utilities Commission.  PSNH furnishes franchised retail electric service in New Hampshire.  PSNH’s results include the operations of its distribution/generation and transmission segments.

Several wholly-owned subsidiaries of NU provide support services for NU’s companies, including PSNH.  Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, engineering, financial, information technology, legal, operational, planning, purchasing, and other services to NU’s companies.  Two other subsidiaries construct, acquire or lease some of the property and facilities used by PSNH.

At December 31, 2007 and 2006, PSNH had a long-term receivable from NUSCO in the amount of $3.8 million that is included in other deferred debits on the accompanying consolidated balance sheets related to the funding of investments held by NUSCO in connection with certain postretirement benefits for PSNH employees.

Included in the consolidated balance sheet at December 31, 2007 are accounts receivable from affiliated companies and accounts payable to affiliated companies totaling $0.8 million and $15.7 million, respectively, relating to transactions between PSNH and other subsidiaries that are wholly owned by NU.  At December 31, 2006, these amounts totaled $0.6 million and $22.3 million, respectively.

In 2007, PSNH made a discretionary contribution of $0.6 million to the NU Foundation, Inc. (Foundation), an independent not-for-profit charitable entity designed to invest in projects that emphasize economic development, workforce training and education, and a clean and healthy environment.  The board of directors of the Foundation consists of certain NU officers.  Any donations made to the Foundation negatively impact the earnings of PSNH.

B.

Presentation

The consolidated financial statements of PSNH include the accounts of its subsidiaries, PSNH Funding LLC, PSNH Funding LLC 2 and Properties, Inc.  Intercompany transactions have been eliminated in consolidation.

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

Management is currently evaluating the effects of implementing SFAS No. 157, which would only impact the consolidated balance sheet.  Updates to the fair values of derivatives to reflect their exit prices and nonperformance risk would be recorded in regulatory assets or liabilities.

The Fair Value Option:  On February 15, 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FAS 115."  SFAS No. 159 allows entities to choose, at specified election dates, to measure at fair value eligible financial assets and liabilities that are not otherwise required to be measured at fair value.  SFAS No. 159 is effective in the first quarter of 2008, with the effect of application to eligible items as of January 1, 2008 required to be reflected as a cumulative-effect adjustment to the opening balance of retained earnings.  If a company elects the fair value option for an eligible item, changes in that item's fair value at subsequent reporting dates must be recognized in earnings.  Management is currently evaluating whether or not to elect the fair value option for PSNH’s securities held in trust as of January 1, 2008.  Implementation of SFAS No. 159 for PSNH's securities held in trust is not expected to have a material effect on the consolidated financial statements.

D.

Revenues

PSNH's retail revenues are based on rates approved by the NHPUC.  In general, rates can only be changed through formal proceedings with the NHPUC.

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

PSNH estimates unbilled revenues monthly using the daily load cycle (DLC) method.  The DLC method allocates billed sales to the current calendar month based on the daily load for each billing cycle.  The billed sales are subtracted from total calendar month sales to estimate unbilled sales.  Unbilled revenues are estimated by first allocating sales to the respective rate classes, then applying an average rate to the estimate of unbilled sales.

Transmission Revenues - Wholesale Rates:  Wholesale transmission revenues are based on formula rates that are approved by the FERC.  Most of NU’s wholesale transmission revenues are collected under the New England Independent System Operator (ISO-NE) FERC Electric Tariff No. 3, Transmission, Markets and Services Tariff (Tariff No. 3).  Tariff No. 3 includes Regional Network Service (RNS) and Local Network Service (LNS) rate schedules to recover transmission and other services.  The RNS rate, administered by ISO-NE and billed to all New England transmission users including PSNH's transmission business, is reset on June 1st of each year and recovers the revenue requirements associated with transmission facilities that benefit the New England region.  The LNS rate, administered by NU, is reset on January 1st and June 1st of each year and recovers the revenue requirements for local transmission facilities and other transmission costs not recovered under the RNS rate.  The LNS rate calculation recovers total transmission revenue requirements net of revenues received from other sources (i.e., RNS, rentals, etc.), thereby ensuring that NU recovers all regional and local revenue requirements as prescribed in Tariff No. 3.  Both the RNS and LNS rates provide for annual true-ups to actual costs.  The financial impacts of differences between actual and projected costs are deferred for future recovery from or refund to retail customers.  At December 31, 2007, the LNS rates for PSNH's transmission segment were in an underrecovery position of approximately $3 million, which will be recovered from LNS customers in mid-2008.  PSNH believes that these rates will provide it with timely recovery of transmission costs, including costs of its major transmission projects.

Transmission Revenues - Retail Rates:  A significant portion of the NU transmission segment revenue comes from ISO-NE charges to the distribution segments of PSNH and other NU companies, which recover these costs through rates charged to their retail customers.  PSNH implemented a transmission cost adjustment mechanism that was effective on a retroactive basis beginning on July 1, 2006 as part of its February 26, 2007 rate case settlement agreement.  This tracking mechanism allows PSNH to charge its retail customers for transmission charges on a timely basis.

E.

Derivative Accounting

The accounting treatment for energy contracts entered into varies and depends on the intended use of the particular contract and on whether or not the contract is a derivative.  Non-derivative contracts are recorded at the time of delivery or settlement.

Certain PSNH contracts for the purchase or sale of energy or energy-related products are derivatives.  Derivative contracts that are elected as and meet the requirements of a normal purchase or sale are recognized in revenues or expenses, as applicable, when the quantity of the contract is delivered.  Election of the normal purchases and sales exception (and resulting accrual accounting) for derivatives requires the conclusions that it is probable at the inception of the contract and throughout its term that it will result in physical delivery and that the quantities will be used or sold by the business over a reasonable period in the normal course of business.  Certain PSNH contracts that are not elected as or do not meet the normal purchases and sales criteria are recorded at fair value as derivative assets and liabilities with offsetting amounts recorded as regulatory liabilities and assets because the contracts are part of providing regulated electric service and because management believes that these amounts will be recovered or refunded in rates.

Contracts that are hedging an underlying transaction and that qualify as derivatives that hedge exposure to the variable cash flows of a forecasted transaction (cash flow hedges) are recorded on the consolidated balance sheets at fair value with changes in fair value reflected in accumulated other comprehensive income.  Cash flow hedges include interest rate swap agreements on proposed debt issuances.  When a cash flow hedge is settled, the settlement amount is recorded in accumulated other comprehensive income and is amortized into earnings over the term of the debt.  In addition, cash flow hedges impact earnings when hedge ineffectiveness is measured and recorded, or when the forecasted transaction being hedged is no longer probable of occurring.

For further information regarding PSNH's derivative contracts, and their accounting, see Note 3, "Derivative Instruments," to the consolidated financial statements.

F.

Regulatory Accounting

The accounting policies of PSNH conform to accounting principles generally accepted in the United States of America applicable to rate-regulated enterprises and historically reflect the effects of the rate-making process in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation."

The transmission, distribution and generation segments of PSNH continue to be cost-of-service, rate regulated.  Management believes that the application of SFAS No. 71 to those segments continues to be appropriate.  Management also believes it is probable that PSNH will recover its investments in long-lived assets, including regulatory assets.  All material net regulatory assets are earning an equity return, except for securitized regulatory assets and deferred benefit costs, which are not supported by equity.  Amortization and deferrals of regulatory assets are included on a net basis in amortization expense on the accompanying consolidated statements of income.

Regulatory Assets:  The components of PSNH's regulatory assets are as follows:

	At December 31,
(Millions of Dollars)	2007	2006
Securitized assets	$273.2	$325.6
Deferred benefit costs	50.4	90.4
Income taxes, net	10.3	5.5
Regulatory assets offsetting derivative liabilities	2.5	39.2
Other	65.0	63.8
Totals	$401.4	$524.5

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

Securitized regulatory assets, which are not earning an equity return, are being recovered over the amortization period of their associated rate reduction bonds.  PSNH rate reduction bonds are scheduled to fully amortize by May 1, 2013.

Deferred Benefit Costs:  On December 31, 2006, the company implemented SFAS No. 158, "Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans."  SFAS No. 158 applies to NU’s Pension Plan, Supplemental Executive Retirement Plan (SERP), and postretirement benefits other than pension (PBOP) Plan, of which each includes eligible employees of PSNH, and requires an additional benefit liability to be recorded with an offset to accumulated other comprehensive income in shareholders’ equity, which is remeasured annually.  However, because PSNH is a cost-of-service, rate regulated entity under SFAS No. 71, offsets were recorded as a regulatory asset of $50.4 million at December 31, 2007 and $90.4 million at December 31, 2006, as these amounts have been and continue to be recoverable in cost-of-service, regulated rates.  Regulatory accounting was also applied to the portions of the NUSCO costs that support PSNH, as these amounts are also recoverable.  The deferred benefit costs are not in rate base.

Income Taxes, Net:  The tax effect of temporary differences (differences between the periods in which transactions affect income in the financial statements and the periods in which they affect the determination of taxable income, including those differences relating to uncertain tax positions) is accounted for in accordance with the rate-making treatment of the NHPUC, SFAS No. 109 and FASB Interpretation No. (FIN) 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109."  Differences in income taxes between SFAS No. 109, FIN 48 and the rate-making treatment of the NHPUC are recorded as regulatory assets which totaled $10.3 million and $5.5 million at December 31, 2007 and 2006, respectively.  For further information regarding income taxes, see Note 1G, "Summary of Significant Accounting Policies - Income Taxes," to the consolidated financial statements.

Regulatory Assets Offsetting Derivative Liabilities:  The regulatory assets offsetting derivative liabilities relate to the fair value of contracts used to purchase power and other related contracts that will be collected from customers in the future.  These amounts totaled $2.5 million and $39.2 million at December 31, 2007 and 2006, respectively.  See Note 3, "Derivative Instruments," for further information.  This asset is excluded from rate base.

Other Regulatory Assets:  Included in other regulatory assets are the regulatory assets associated with the implementation of FIN 47, "Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143," totaling $13.3 million and $15.8 million at December 31, 2007 and 2006, respectively.  Of these amounts, $11.6 million and $13.7 million, respectively, have been approved for future recovery.  Management believes that the remaining regulatory assets are probable of recovery.

At December 31, 2007 and 2006, other regulatory assets also included $10.9 million and $11.7 million, respectively, related to losses on reacquired debt, $2.3 million and $4.4 million, respectively, related to environmental costs, $15 million and $16.7 million, respectively, related to the buyout and buydown of other IPP contracts and $23.5 million and $15.2 million, respectively, related to various other items.

Regulatory Liabilities:  The components of regulatory liabilities are as follows:

	At December 31,
(Millions of Dollars)	2007	2006
Cost of removal	$72.8	$79.2
Regulatory liabilities offsetting derivative assets	17.2	-
Deferred ES revenue, net	17.6	18.3
Deferred environmental credit revenue	10.1	10.1
Other regulatory liabilities	9.9	8.1
Totals	$127.6	$115.7

Cost of Removal:  PSNH currently recovers amounts in rates for future costs of removal of plant assets.  These amounts, which totaled $72.8 million and $79.2 million at December 31, 2007 and 2006, respectively, are classified as regulatory liabilities on the accompanying consolidated balance sheets.  This liability is included in rate base.

Regulatory Liabilities Offsetting Derivative Assets:  The regulatory liabilities offsetting derivative assets relate to the fair value of contracts used to purchase power and other related contracts that will benefit ratepayers in the future.  This amount totaled $17.2 million at December 31, 2007.  See Note 3, "Derivative Instruments," for further information.  This liability is excluded from rate base.

Deferred ES Revenue, Net:  PSNH energy service (ES) revenues and costs are fully tracked, and the difference between ES revenues and costs are deferred.  ES deferrals are being collected from/refunded to customers through a charge/(credit) in the subsequent ES rate period.  The ES deferral of $17.6 million and $18.3 million at December 31, 2007 and 2006, respectively, has been recorded as a regulatory liability on the accompanying consolidated balance sheets.

Deferred Environmental Credit Revenue:  PSNH recorded a regulatory obligation to credit ratepayers for accelerated recovery of certain Clean Air Act capital improvements allowed in prior years.  This amount, which totaled $10.1 million at December 31, 2007 and 2006, has been recorded as a regulatory liability on the accompanying consolidated balance sheets.  This amount will be refunded to customers in 2008.

Other Regulatory Liabilities:  At December 31, 2007 and 2006, other regulatory liabilities included $3.3 million and $3.3 million, respectively, related to the conservation and load management incentive that will be refunded to customers in 2008 and $6.6 million and $4.8 million, respectively, related to various other items.

G.

Income Taxes

The tax effect of temporary differences is accounted for in accordance with the rate-making treatment of the NHPUC, SFAS No. 109 and FIN 48.  Details of income tax expense are as follows:

	For the Years Ended December 31,
	2007	2006	2005
	(Millions of Dollars)
The components of the federal and state income tax provisions are:

Current income taxes:
Federal	$21.9	$50.5	$81.6
State	5.9	11.0	(1.0)
Total current	27.8	61.5	80.6
Deferred income taxes, net:
Federal	(1.7)	(17.1)	(60.5)
State	(3.0)	(4.8)	(7.5)
Total deferred	(4.7)	(21.9)	(68.0)
Investment tax credits, net	(0.3)	(0.4)	(0.4)
Income tax expense	$22.8	$39.2	$12.2

A reconciliation between income tax expense and the expected tax expense at the statutory rate is as follows:

	For the Years Ended December 31,
	2007	2006	2005
	(Millions of Dollars, except percentages)
Income before income tax expense	$77.2	$74.5	$54.0

Expected federal income tax expense	27.0	26.1	18.9
Tax effect of differences:
Amortization of regulatory assets	-	13.2	1.8
Federal tax credits (including ITC amortization)	(3.4)	(0.6)	(0.4)
State income taxes, net of federal impact	1.9	4.0	(5.5)
Medicare subsidy	(0.9)	(1.0)	(1.1)
Other, net	(1.8)	(2.5)	(1.5)
Income tax expense	$22.8	$39.2	$12.2
Effective tax rate	29.5%	52.6%	22.6%

NU and its subsidiaries, including PSNH, file a consolidated federal income tax return and file state income tax returns.  These entities are also parties to a tax allocation agreement under which taxable subsidiaries do not pay any more taxes than they would have otherwise paid had they filed a separate company tax return, and subsidiaries generating tax losses, if any, are paid for their losses when utilized.

Included in 2006 amortization of regulatory assets above is $13 million associated with PSNH's restructuring settlement agreement, which was implemented in 2001.  In accordance with the provisions of the restructuring settlement, pre-tax amortization of PSNH non-deductible acquisition costs were $38 million and $5 million in 2006 and 2005, respectively.

The tax effects of temporary differences that give rise to the current and long-term net accumulated deferred tax obligations are as follows:

	At December 31,
(Millions of Dollars)	2007	2006
Deferred tax liabilities - current:
Property tax accruals	$3.2	$3.6
Other	3.0	0.1
Total deferred tax liabilities - current	6.2	3.7
Deferred tax assets - current:
Derivative liability	1.0	15.5
Other	0.9	1.0
Total deferred tax assets - current	1.9	16.5
Net deferred tax liabilities/(assets) - current	4.3	(12.8)
Deferred tax liabilities - long-term:
Accelerated depreciation and other plant-related differences	162.6	151.9
Securitized costs	106.0	126.2
Regulatory deferrals	14.0	58.1
Other	23.2	4.5
Total deferred tax liabilities - long-term	305.8	340.7
Deferred tax assets - long-term:
Regulatory deferrals	27.5	44.2
Employee benefits	77.2	82.1
Other	9.0	14.3
Total deferred tax assets - long-term	113.7	140.6
Net deferred tax liabilities - long-term	192.1	200.1
Net deferred tax liabilities	$196.4	$187.3

Effective on January 1, 2007, PSNH implemented FIN 48.  FIN 48 applies to all income tax positions previously filed in a tax return and income tax positions expected to be taken in a future tax return that have been reflected on the balance sheets.  FIN 48 addresses the methodology to be used prospectively in recognizing, measuring and classifying the amounts associated with income tax positions that are deemed to be uncertain, including related interest and penalties.  Previously, PSNH recorded estimates for uncertain tax positions in accordance with SFAS No. 5, "Accounting for Contingencies."

As a result of implementing FIN 48, PSNH recognized a cumulative effect of a change in accounting principle of $1.6 million as an increase to the January 1, 2007 balance of retained earnings.

Interest and Penalties:  Effective on January 1, 2007, PSNH’s accounting policy for the classification of interest and penalties related to FIN 48 is as follows:

•

Interest on uncertain tax positions is recorded and classified as a component of other income, net.  PSNH recorded accrued interest income of $1 million, which is included in the cumulative effect of a change in accounting principle, as of January 1, 2007.  For the year ended December 31, 2007, PSNH recorded interest income of $1.1 million.  At December 31, 2007, $2.1 million of accrued interest income was recognized on the accompanying consolidated balance sheet.

•

No penalties have been recorded under FIN 48.  If penalties are recorded in the future, then the estimated penalties would be classified as a component of other income/(loss), net.

Unrecognized Tax Benefits:  Upon adoption of FIN 48 on January 1, 2007, PSNH had unrecognized tax benefits totaling $0.8 million, of which none would impact the effective tax rate, if recognized.  As of December 31, 2007, PSNH's unrecognized tax benefits totaled $10.6 million, of which none would impact the effective tax rate, if recognized.

A reconciliation of the activity in unrecognized tax benefits from January 1, 2007 to December 31, 2007 is as follows:

(Millions of Dollars)
Balance at beginning of year	$0.8
Gross increases - prior year	9.8
Balance at end of year	$10.6

Tax Positions:  NU is currently working to resolve all open tax years.  It is reasonably possible that one or more of these open tax years could be resolved within the next twelve months.  Management estimates that potential resolutions could result in a zero to $10 million decrease in unrecognized tax benefits by PSNH.  This estimated change is related to the timing of deducting expenses for book versus tax purposes, which is not expected to have a material impact on earnings.

Tax Years:  The following table summarizes PSNH's tax years that remain subject to examination by major tax jurisdictions at December 31, 2007:

Description	Tax Years
Federal (NU consolidated)	2002 - 2007
New Hampshire	2003 - 2007

H.

Property, Plant and Equipment and Depreciation

The following table summarizes PSNH’s investments in utility plant at December 31, 2007 and 2006 and the average depreciable life at December 31, 2007:

		At December 31,
	Average Depreciable Life	2007	2006
	(Years)	(Millions of Dollars)
Distribution	44.3	$1,128.7	$1,077.0
Transmission	49.2	291.0	244.7
Generation	27.3	590.5	577.2
Total property, plant and equipment		2,010.2	1,898.9
Less: Accumulated depreciation		(737.9)	(723.7)
Net property, plant and equipment		1,272.3	1,175.2
Construction work in progress		116.1	67.2
Total property, plant and equipment, net		$1,388.4	$1,242.4

The provision for depreciation on utility assets is calculated using the straight-line method based on the estimated remaining useful lives of depreciable plant-in-service, adjusted for salvage value and removal costs, as approved by the NHPUC.  Depreciation rates are applied to plant-in-service from the time it is placed in service.  When a plant is retired from service, the original cost of the plant is charged to the accumulated provision for depreciation which includes cost of removal less salvage.  Cost of removal is classified as a regulatory liability.  The depreciation rates for the several classes of utility plant-in-service are equivalent to a composite rate of 2.8 percent in 2007, 2006 and 2005.

I.

Equity Method Investments

At December 31, 2007, PSNH owned common stock in three regional nuclear companies (Yankee Companies).  Each of the Yankee Companies owned a single nuclear generating plant which has been decommissioned.  PSNH’s ownership interests in the Yankee Companies at December 31, 2007, which are accounted for on the equity method, were 5 percent of Connecticut Yankee Atomic Power Company (CYAPC), 7 percent of the Yankee Atomic Electric Company (YAEC), and 5 percent of the Maine Yankee Atomic Power Company (MYAPC).  The total carrying value of PSNH's ownership interests in CYAPC, MYAPC and YAEC, which is included in deferred debits and other assets - other on the accompanying consolidated balance sheets and the distribution reportable segment, totaled $0.8 million and $1.5 million at December 31, 2007 and 2006, respectively.  Earnings related to these equity investments are included in other income, net on the accompanying consolidated statements of income.  For further information, see Note 1M,

"Summary of Significant Accounting Policies - Other Income, Net," to the consolidated financial statements.

For further information, see Note 5C, "Commitments and Contingencies - Deferred Contractual Obligations," to the consolidated financial statements.

J.

Allowance for Funds Used During Construction

The allowance for funds used during construction (AFUDC) is included in the cost of PSNH's utility plant and represents the cost of borrowed and equity funds used to finance construction.  The portion of AFUDC attributable to borrowed funds is recorded as a reduction of other interest expense, and the AFUDC related to equity funds is recorded as other income on the accompanying consolidated statements of income.

	For the Years Ended December 31,
(Millions of Dollars, except percentages)	2007	2006	2005
AFUDC:
Borrowed funds	$3.0	$2.8	$1.9
Equity funds	2.0	4.4	1.6
Totals	$5.0	$7.2	$3.5
Average AFUDC rate	7.0%	7.3%	5.5%

The average AFUDC rate is based on a FERC-prescribed formula that develops an average rate using the cost of a company's short-term financings as well as a company's capitalization (long-term debt and common equity).  The average rate is applied to eligible construction work in progress (CWIP) amounts to calculate AFUDC.

K.

Asset Retirement Obligations

PSNH implemented FIN 47 on December 31, 2005.  FIN 47 requires an entity to recognize a liability for the fair value of an asset retirement obligation (ARO) on the obligation date if the liability's fair value can be reasonably estimated and is conditional on a future event.  FIN 47 provides that settlement dates and future costs should be reasonably estimated when sufficient information becomes available and provides guidance on the definition and timing of sufficient information in determining expected cash flows and fair values.  Management has identified various categories of AROs, primarily certain assets containing asbestos and hazardous contamination.  A fair value calculation, reflecting expected probabilities for settlement scenarios, has been performed.

Because it is a cost-of-service, rate regulated entity, PSNH applies regulatory accounting in accordance with SFAS No. 71, and the costs associated with PSNH's AROs were included in other regulatory assets at December 31, 2007 and 2006.

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

The following tables present the ARO asset, the related accumulated depreciation, the regulatory asset, and the ARO liabilities at December 31, 2007 and 2006:

	At December 31, 2007
(Millions of Dollars)	ARO Asset	Accumulated Depreciation of ARO Asset	Regulatory Asset	ARO Liabilities
Asbestos	$0.9	$(0.5)	$6.9	$(7.7)
Hazardous contamination	0.5	(0.2)	5.3	(5.9)
Other AROs	-	-	1.1	(1.3)
Total AROs	$1.4	$(0.7)	$13.3	$(14.9)

	At December 31, 2006
(Millions of Dollars)	ARO Asset	Accumulated Depreciation of ARO Asset	Regulatory Asset	ARO Liabilities
Asbestos	$1.3	$(0.7)	$7.9	$(8.8)
Hazardous contamination	0.8	(0.4)	6.6	(7.0)
Other AROs	0.1	-	1.3	(1.5)
Total AROs	$2.2	$(1.1)	$15.8	$(17.3)

A reconciliation of the beginning and ending carrying amounts of PSNH's AROs is as follows:

(Millions of Dollars)	2007	2006
Balance at beginning of year	$(17.3)	$(18.4)
Accretion	(0.3)	(0.3)
Changes in estimates	2.9	1.4
Revisions in estimated cash flows	(0.2)	-
Balance at end of year	$(14.9)	$(17.3)

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

M.

Other Income, Net

The pre-tax components of PSNH’s other income/(loss) items are as follows:

	For the Years Ended December 31,
(Millions of Dollars)	2007	2006	2005
Other Income:
Investment income	$2.6	$1.7	$1.0
Equity in earnings of regional nuclear generating companies	0.3	(0.1)	0.2
AFUDC - equity funds	2.0	4.4	1.6
Conservation and load management incentives	1.7	1.4	2.5
Other	0.1	-	-
Total Other Income, Net	$6.7	$7.4	$5.3

Equity in earnings of regional nuclear generating companies relates to PSNH's investment in the Yankee Companies.

N.

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

O.

Special Deposits

PSNH had amounts on deposit related to PSNH Funding LLC and PSNH Funding LLC 2, which are special purpose entities used to facilitate the issuance of rate reduction bonds.  These amounts totaled $24.4 million and $27.8 million at December 31, 2007 and 2006, respectively.  In addition, the company had $0.5 million and $2 million in other cash deposits held with unaffiliated parties at December 31, 2007 and 2006, respectively.  These amounts are included in deferred debits and other assets - other on the accompanying consolidated balance sheets.

2.

Short-Term Debt

Limits:  The amount of short-term borrowings that may be incurred by PSNH is subject to periodic approval by either the NHPUC or FERC.  Between January 1, 2007 and March 30, 2007, PSNH was authorized by the NHPUC to incur short-term borrowings up to $100 million.  In an order dated March 30, 2007, the NHPUC authorized PSNH to incur short-term borrowings up to a maximum of 10 percent of net fixed plant plus an additional 3 percent through December 31, 2007.  In an order dated August 3, 2007, the NHPUC increased the amount of authorized short-term borrowings to a maximum of 10 percent of net fixed plant plus a fixed amount of $35 million through December 31, 2008, or until PSNH has utilized its remaining long-term debt authorization.  At December 31, 2007, this amount totaled $162.1 million.  As a result of this NHPUC jurisdiction over short-term debt, PSNH is not currently required to obtain FERC approval for its short-term borrowings.

Credit Agreement:  PSNH, along with other NU subsidiaries, is a party to a five-year unsecured revolving credit facility which expires on November 6, 2010.  PSNH can borrow up to $100 million on a short-term basis, or subject to regulatory approvals, on a long-term basis.  At December 31, 2007, PSNH had $10 million in borrowings under this facility.  At December 31, 2006, PSNH had no borrowings outstanding under this facility.  The weighted-average interest rate on PSNH's notes payable to banks outstanding at December 31, 2007 was 7.25 percent.

Under this credit agreement, PSNH may borrow at variable rates plus an applicable margin based upon the higher of Standard and Poor's (S&P) or Moody's Investors Service (Moody's) credit ratings assigned to the borrower.

In addition, PSNH must comply with certain financial and non-financial covenants, including but not limited to, a consolidated debt to capitalization ratio.  PSNH currently is and expects to remain in compliance with these covenants.

Amounts outstanding under this credit facility are classified as current liabilities as notes payable to banks on the accompanying consolidated balance sheet as management anticipates that all borrowings designated under this credit facility will be outstanding for no more than 364 days at one time.

Pool:  PSNH is a member of the NU Money Pool (Pool).  The Pool provides an efficient use of cash resources at NU and reduces outside short-term borrowings.  NUSCO administers the Pool as agent for the member companies.  Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU.  NU may lend to the Pool but may not borrow.  Funds may be withdrawn from or repaid to the Pool at any time without prior notice.  Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate.  Borrowings based on external loans by NU, however, bear interest at NU's cost and must be repaid based upon the terms of NU's original borrowing.  At December 31, 2007 and 2006, PSNH had borrowings of $11.3 million and $36.5 million from the Pool, respectively.  The weighted-average interest rate on borrowings from the Pool for the years ended December 31, 2007 and 2006 was 5.19 percent and 4.98 percent, respectively.

3.

Derivative Instruments

For PSNH, except for existing interest rate swap agreements, offsetting regulatory assets or liabilities are recorded for the changes in fair value of their derivative contracts, as these contracts were part of operating costs, and management believes that these costs will continue to be recovered or refunded in cost-of-service, regulated rates.  The fair value of this company's derivative contracts may not represent amounts that will be realized.

PSNH has electricity procurement contracts that are derivatives.  The fair value of these contracts is calculated based on market prices and is recorded as short-term derivative assets of $1.5 million and short-term derivative liabilities of $2.5 million at December 31, 2007.  At December 31, 2006, the fair value was recorded as a short-term derivative liability of $28.4 million.  An offsetting regulatory liability/asset was recorded as management believes that these costs will be refunded/recovered in rates as the energy is delivered.

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

At December 31, 2006, PSNH had a contract to purchase oil that was a derivative, the fair value of which was recorded as a short-term derivative liability of $10.8 million.  An offsetting regulatory asset was recorded as management believes that this cost will be recovered in rates through a deferral mechanism that tracks generation revenues and costs.  This contract expired in 2007.

In December of 2007, PSNH entered into a forward interest rate swap agreement to hedge the interest cash outflows associated with its proposed $110 million March of 2008 debt issuance.  The interest rate swap is based on a 10-year LIBOR swap rate and matches the index used for the debt issuance.  As a cash flow hedge at December 31, 2007, the fair value of the hedge was recorded as a $1 million short-term derivative asset on the consolidated balance sheet with an offsetting amount, net of tax, included in accumulated other comprehensive income.

4.

Employee Benefits

A.

Pension Benefits and Postretirement Benefits Other Than Pensions

On December 31, 2006, PSNH implemented SFAS No. 158, which applies to NU’s Pension Plan, SERP, and PBOP Plan and required PSNH to record the funded status of these plans based on the projected benefit obligation for the Pension Plan and accumulated postretirement benefit obligation (APBO) for the PBOP Plan on the consolidated balance sheets at December 31, 2007 and 2006.  SFAS No. 158 requires the additional liability to be recorded with an offset to accumulated other comprehensive income in common stockholders’ equity.  This amount is remeasured annually, or as circumstances dictate.  However, because PSNH is a cost-of-service, rate regulated entity under SFAS No. 71, regulatory assets were recorded in the amount of $50.4 million and $90.4 million at December 31, 2007 and 2006, respectively, as these benefits expense amounts have been and continue to be recoverable in cost-of-service, regulated rates.  Regulatory accounting was also applied to the portions of the NUSCO costs that support PSNH, as these amounts are also recoverable.

Pension Benefits:  PSNH participates in a uniform non-contributory defined benefit retirement plan (Pension Plan) covering substantially all regular PSNH employees.  Benefits are based on years of service and the employees’ highest eligible compensation during 60 consecutive months of employment.  PSNH uses a December 31st measurement date for the Pension Plan.  Pension expense affecting earnings is as follows:

	For the Years Ended December 31,
(Millions of Dollars)	2007	2006	2005
Total pension expense	$19.5	$20.8	$19.2
Expense capitalized as utility plant	(4.8)	(4.8)	(4.9)
Total pension expense, net of amounts capitalized	$14.7	$16.0	$14.3

Total pension expense above includes a pension curtailment benefit of $0.7 million and expense of $1.1 million for the years ended December 31, 2006 and 2005, respectively.  There were no pension curtailments or termination benefits in 2007.

Pension Curtailments and Termination Benefits:  In December of 2005, a new program was approved allowing then current employees to elect to receive retirement benefits under a new 401(k) benefit rather than under the Pension Plan.  The approval of the new plan resulted in recording an estimated pre-capitalization, pre-tax curtailment expense of $1.1 million in 2005, as a certain number of employees were expected to elect the new 401(k) benefit, resulting in a reduction in aggregate estimated future years of service under the Pension Plan.  Because the predicted level of elections of the new benefit did not occur, PSNH recorded a pre-capitalization, pre-tax reduction in the curtailment expense of $0.7 million in 2006.

Pension Plan COLA:  On May 4, 2007, NU's Board of Trustees approved a cost of living adjustment (COLA) that increased retiree pension benefits for certain participants in the Pension Plan.  The COLA was announced on May 8, 2007 at the annual meeting of NU's shareholders, which resulted in a plan amendment in 2007 and a remeasurement of the Pension Plan's benefit obligation as of May 8, 2007.

The COLA increased the Pension Plan's benefit obligation by $5.5 million and was reflected as a prior service cost and as a decrease in the funded status of the Pension Plan.  This amount will be amortized over a 12-year period representing average remaining service lives of employees.

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

SERP:  NU has maintained a SERP since 1987.  The SERP provides its eligible participants, some of which are officers of PSNH, with benefits that would have been provided to them under NU's retirement plan if certain Internal Revenue Code (IRC) and other limitations were not imposed.

PBOP:  PSNH provides certain health care benefits, primarily medical and dental, and life insurance benefits through a PBOP Plan.  These benefits are available for employees retiring from PSNH who have met specified service requirements.  For current employees and certain retirees, the total benefit is limited to two times the 1993 per retiree health care cost.  These costs are charged to expense over the estimated work life of the employee.  PSNH uses a December 31st measurement date for the PBOP Plan.

PSNH annually funds postretirement costs through external trusts with amounts that have been and will continue to be recovered in rates and that are tax deductible.  Currently, there are no pending regulatory actions regarding postretirement benefit costs.

PBOP Curtailments and Termination Benefits:  PSNH recorded a $0.1 million pre-tax curtailment expense at December 31, 2006 relating to its corporate reorganization.  PSNH had no PBOP curtailments or termination benefits in 2007 or 2005.

The following table represents information on the plans’ benefit obligation, fair value of plan assets, and funded status:

	At December 31,
	Pension Benefits		SERP Benefits		Postretirement Benefits
(Millions of Dollars)	2007	2006	2007	2006	2007	2006
Change in benefit obligation
Benefit obligation at beginning of year	$(370.1)	$(354.6)	$(2.2)	$(1.6)	$(86.0)	$(87.0)
Service cost	(9.6)	(9.6)	-	-	(1.7)	(1.8)
Interest cost	(21.7)	(20.3)	(0.1)	(0.1)	(4.8)	(5.0)
Actuarial gain/(loss)	28.9	6.3	0.4	(0.6)	3.3	1.8
Prior service cost	(5.5)	-	-	-	-	-
Benefits paid - excluding lump sum payments	16.6	15.7	0.1	0.1	6.9	6.5
Federal subsidy on benefits paid	-	-	-	-	(0.7)	(0.5)
Curtailment/impact of plan changes	-	(7.6)	-	-	-	-
Benefit obligation at end of year	$(361.4)	$(370.1)	$(1.8)	$(2.2)	$(83.0)	$(86.0)
Change in plan assets
Fair value of plan assets at beginning of year	$219.5	$202.3	N/A	N/A	$49.5	$39.9
Actual return on plan assets	20.2	32.9	N/A	N/A	2.7	6.0
Employer contribution	-	-	N/A	N/A	8.6	10.1
Benefits paid - excluding lump sum payments	(16.6)	(15.7)	N/A	N/A	(6.9)	(6.5)
Fair value of plan assets at end of year	$223.1	$219.5	N/A	N/A	$53.9	$49.5
Funded status at December 31st	$(138.3)	$(150.6)	$(1.8)	$(2.2)	$(29.1)	$(36.5)

The amounts recognized on the accompanying consolidated balance sheets for the funded status above at December 31, 2007 and 2006 is as follows:

	At December 31,
	Pension Benefits		SERP Benefits		Postretirement Benefits
(Millions of Dollars)	2007	2006	2007	2006	2007	2006
Accrued pension	$(138.3)	$(150.6)	$-	$-	$-	$-
Other deferred credits and other liabilities	-	-	(1.8)	(2.2)	-	-
Accrued postretirement benefits	-	-	-	-	(29.1)	(36.5)

In 2005, as a result of the expected transition of employees into the new 401(k) benefit and the company's corporate reorganization, NU reduced PSNH's share of the Pension Plan’s obligation via a curtailment benefit related to the reduction in the future years of service expected to be rendered by plan participants.  This overall reduction in plan obligation served to reduce the previously unrecognized actuarial losses.  In 2006, $7.6 million of this curtailment was reversed because actual levels of elections of the new 401(k) benefit were much lower than expected and is reflected above as an increase to the obligation.

For the Pension Plan, the company amortizes its transition obligation over the remaining service lives of its employees as calculated for PSNH on an individual subsidiary basis and amortizes the prior service cost and unrecognized net actuarial loss over the remaining service lives of its employees as calculated on an NU consolidated basis.  For the PBOP Plan, the company amortizes its transition obligation, prior service cost, and unrecognized net actuarial loss over the remaining service lives of its employees as calculated for PSNH on an individual subsidiary basis.

Although the SERP does not have any plan assets, benefit payments are supported by earnings on marketable securities held by NU.

The accumulated benefit obligation for the Pension Plan was $308.3 million and $317.8 million at December 31, 2007 and 2006, respectively, and $1.6 million and $1.9 million for the SERP at December 31, 2007 and 2006, respectively.

The following is a summary of amounts recorded as regulatory assets as a result of SFAS No. 158 at December 31, 2007 and 2006 and the changes in those amounts recorded during the years (millions of dollars):

	At December 31,
	Pension		SERP		PBOP
	2007	2006	2007	2006	2007	2006
Transition obligation at beginning of year	$0.9	$-	$-	$-	$14.9	$-
Amounts recorded upon adoption of SFAS No. 158	-	0.9	-	-	-	14.9
Amounts reclassified as net periodic benefit expense	(0.3)	-	-	-	(2.5)	-
Transition obligation at end of year	$0.6	$0.9	$-	$-	$12.4	$14.9

Prior service cost at beginning of year	$8.2	$-	$-	$-	$-	$-
Amounts reclassified as net periodic benefit expense	(1.7)	-	-	-	-	-
Prior service cost arising during the year (1)	5.4	8.2	-	-	-	-
Prior service cost at end of year	$11.9	$8.2	$-	$-	$-	$-

Net actuarial losses at beginning of year	$44.2	$-	$1.4	$-	$20.8	$-
Amounts reclassified as net periodic benefit expense	(4.0)	-	(0.2)	-	(2.3)	-
Actuarial (gains)/losses arising during the year (1)	(31.2)	44.2	(0.5)	1.4	(2.7)	20.8
Actuarial losses at end of year	$9.0	$44.2	$0.7	$1.4	$15.8	$20.8

Total deferred benefit costs as regulatory assets	$21.5	$53.3	$0.7	$1.4	$28.2	$35.7

(1)

Amounts arising for prior service cost and actuarial (gains)/losses in 2006 relate to the initial adoption of SFAS No. 158.

The estimates of the above amounts that are expected to be recognized as portions of net periodic benefit expense in 2008 are as follows (millions of dollars):

	Estimated Expense in 2008
	Pension	SERP	PBOP
Transition obligation	$0.3	$-	$2.5
Prior service cost	1.9	-	-
Net actuarial loss	1.6	0.1	1.6
Total	$3.8	$0.1	$4.1

The following actuarial assumptions were used in calculating the plans’ year end funded status:

	At December 31,
	Pension Benefits and SERP		Postretirement Benefits
Balance Sheets	2007	2006	2007	2006
Discount rate	6.60%	5.90%	6.35%	5.80%
Compensation/progression rate	4.00%	4.00%	N/A	N/A
Health care cost trend rate	N/A	N/A	8.50%	9.00%

The components of net periodic expense are as follows:

	For the Years Ended December 31,
	Pension Benefits			SERP Benefits			Postretirement Benefits
(Millions of Dollars)	2007	2006	2005	2007	2006	2005	2007	2006	2005
Service cost	$9.6	$9.6	$8.8	$-	$-	$-	$1.7	$1.8	$1.6
Interest cost	21.7	20.3	19.3	0.1	0.1	0.1	4.8	5.0	4.4
Expected return on plan assets	(17.8)	(16.3)	(16.6)	-	-	-	(3.4)	(2.5)	(2.1)
Net transition obligation cost	0.3	0.3	0.3	-	-	-	2.5	2.5	2.5
Prior service cost	1.7	1.4	1.5	-	-	-	-	-	-
Actuarial loss	4.0	6.2	4.8	0.3	0.1	-	2.3	3.2	3.0
Net periodic expense before curtailments	19.5	21.5	18.1	0.4	0.2	0.1	7.9	10.0	9.4
Curtailment (benefit)/expense	-	(0.7)	1.1	-	-	-	-	0.1	-
Total - net periodic expense	$19.5	$20.8	$19.2	$0.4	$0.2	$0.1	$7.9	$10.1	$9.4

Not included in the pension expense above are amounts related to certain intercompany allocations totaling $1.6 million, $1.8 million and $2.2 million for the years ended December 31, 2007, 2006 and 2005, respectively, including pension curtailments and termination benefits benefit of $0.3 million in 2006 and expense of $0.6 million in 2005.  Excluded from postretirement benefits expense are related intercompany allocations of $1.3 million, $1.4 million and $1.5 million for the years ended December 31, 2007, 2006 and 2005, respectively, including curtailments and termination benefits benefit of $0.1 million and expense of $0.2 million for the years ended December 31, 2006 and 2005, respectively.  Excluded from SERP expense are related intercompany allocations of $0.4 million, $0.5 million and $0.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.  These amounts are included in other operating expenses on the accompanying consolidated statements of income.

The following assumptions were used to calculate pension and postretirement benefit expense amounts:

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

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.  The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

(Millions of Dollars)	One Percentage Point Increase	One Percentage Point Decrease
Effect on total service and interest cost components	$0.2	$(0.2)
Effect on postretirement benefit obligation	$2.9	$(2.5)

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

Estimated Future Benefit Payments:  The following benefit payments, which reflect expected future service, are expected to be paid/(received) for the Pension, SERP, and PBOP Plans:

(Millions of Dollars)
Year	Pension Benefits	SERP Benefits	Postretirement Benefits	Government Benefits
2008	$16.8	$0.1	$7.2	$(0.6)
2009	18.3	0.1	7.4	(0.6)
2010	19.2	0.1	7.6	(0.7)
2011	20.3	0.1	7.7	(0.7)
2012	21.4	0.1	7.8	(0.8)
2013-2017	129.5	0.8	40.2	(5.0)

The government benefits represent amounts expected to be received from the federal government for the new Medicare prescription drug benefit under the PBOP Plan related to the corresponding year's benefit payments.

Contributions:  Currently, PSNH's policy is to annually fund the Pension Plan in an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and IRC.  PSNH does not expect to make any contributions to the Pension Plan in 2008.  For the PBOP Plan, it is currently PSNH's policy to annually fund an amount equal to the PBOP Plan's postretirement benefit cost, excluding curtailment and termination benefits.  PSNH contributed $8.1 million for the year ended December 31, 2007 to fund the PBOP Plan and expects to make $6.9 million in contributions to the PBOP Plan in 2008.  Beginning in 2007, PSNH made additional contributions to the PBOP Plan for the amounts received from the federal Medicare subsidy.  This amount was $0.5 million in 2007 and is estimated to be $0.6 million for 2008.

B.

Defined Contribution Plans

NU maintains a 401(k) Savings Plan for substantially all PSNH employees.  This savings plan provides for employee contributions up to specified limits.  NU matches employee contributions up to a maximum of three percent of eligible compensation with one percent in cash and two percent in NU common shares.  The 401(k) matching contributions of cash and NU common shares made by NU to PSNH employees were $2.2 million in 2007, $2.1 million in 2006 and $2 million in 2005.

Effective on January 1, 2006, all newly hired, non-bargaining unit employees, and effective on January 1, 2007 or as subject to collective bargaining agreements, certain newly hired PSNH bargaining unit employees participate in a new defined contribution savings plan called the K-Vantage benefit.  These employees are not eligible to participate in the existing defined benefit Pension Plan.  In addition, participants in the Pension Plan at January 1, 2006 were given the opportunity to choose to become a participant in the K-Vantage benefit beginning in 2007, in which case their benefit under the Pension Plan would be frozen.  NU makes contributions to the K-Vantage benefit based on a percentage of participants' eligible compensation, as defined by the benefit  document.  The contributions made by NU to PSNH employees were $139 thousand and $23 thousand in 2007 and 2006, respectively.

C.

Share-Based Payments

NU maintains an Employee Stock Purchase Plan (ESPP) and other long-term equity-based incentive plans under the Northeast Utilities Incentive Plan (Incentive Plan) in which PSNH employees and officers are entitled to participate.  PSNH records compensation cost related to these plans, as applicable, for shares issued or sold to PSNH employees and officers, as well as the allocation of costs associated with shares issued or sold to NUSCO employees and officers that support PSNH.  In the first quarter of 2006, NU adopted SFAS No. 123(R), "Share-Based Payments," under the modified prospective method.  Adoption of SFAS No. 123(R) had an immaterial effect on PSNH's net income.

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

•

NU has not granted any stock options to PSNH employees or officers since 2002, and no compensation expense has been recorded.  All options were fully vested prior to January 1, 2006.

•

For shares sold under the ESPP, an immaterial amount of compensation expense was recorded in the first quarter of 2006, and no compensation expense will be recorded in future periods as a result of a plan amendment that was effective on February 1, 2006.

Incentive Plan:  Under the Incentive Plan in which PSNH participates, NU is authorized to grant up to 4.5 million new shares for various types of awards, including restricted shares, RSUs, performance units and stock options to eligible employees and board members.  At December 31, 2007 and 2006, NU had 3,055,083 and 570,494 of common shares, respectively, available for issuance under the Incentive Plan.

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

The total compensation cost recognized by PSNH for its portion of the restricted shares above was approximately $8 thousand, net of taxes of approximately $5 thousand for the year ended December 31, 2007, approximately $90 thousand, net of taxes of approximately $60 thousand for the year ended December 31, 2006, and approximately $100 thousand, net of taxes of approximately $65 thousand for the year ended December 31, 2005.

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

The compensation cost recognized by PSNH for its portion of the RSUs above was approximately $586 thousand, net of taxes of approximately $391 thousand for the year ended December 31, 2007, approximately $440 thousand, net of taxes of approximately $290 thousand for the year ended December 31, 2006 and approximately $230 thousand, net of taxes of approximately $150 thousand for the year ended December 31, 2005.

Stock Options:  Prior to 2003, NU granted stock options to certain PSNH employees.  These options were fully vested as of December 31, 2005, and no compensation expense was recorded as a result of the adoption of SFAS No. 123(R).  The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model.

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

These estimates are subjective in nature as they take into consideration several different remediation options at each specific site.  The reliability and precision of these estimates can be affected by several factors, including new information concerning either the level of contamination at the site, the extent of PSNH's responsibility or the extent of remediation required, recently enacted laws and regulations or a change in cost estimates due to certain economic factors.

The amounts recorded as environmental liabilities on the consolidated balance sheets represent management’s best estimate of the liability for environmental costs, if reasonably estimable, and take into consideration site assessment and remediation costs.  Based on currently available information for estimated site assessment and remediation costs at December 31, 2007 and 2006, PSNH had $5.5 million and $5.6 million, respectively, recorded as environmental reserves.  A reconciliation of the activity in these reserves at December 31, 2007 and 2006 is as follows:

	For the Years Ended December 31,
(Millions of Dollars)	2007	2006
Balance at beginning of year	$5.6	$6.2
Additions and adjustments	0.2	-
Payments and adjustments	(0.3)	(0.6)
Balance at end of year	$5.5	$5.6

Of the 17 sites PSNH has currently included in the environmental reserve, 11 sites are in the remediation or long-term monitoring phase, two sites have had some level of site assessments completed, and the remaining four sites are in the preliminary stages of site assessment.

These liabilities are estimated on an undiscounted basis and do not assume that any amounts are recoverable from insurance companies or other third parties.  The environmental reserve includes sites at different stages of discovery and remediation and does not include any unasserted claims.

At December 31, 2007, in addition to the 17 sites, there were two sites for which there are unasserted claims; however, any related site assessment or remediation costs are not probable or estimable at this time.  PSNH’s environmental liability also takes into account recurring costs of managing hazardous substances and pollutants, mandated expenditures to remediate previously contaminated sites and any other infrequent and non-recurring clean up costs.

MGP Sites:  Manufactured Gas Plant (MGP) sites comprise the largest portion of PSNH’s environmental liability.  MGPs are sites that manufactured gas from coal which produced certain byproducts that may pose a risk to human health and the environment.  At December 31, 2007 and 2006, $4.7 million and $4.9 million, respectively, represent amounts for the site assessment and remediation of MGPs.  At December 31, 2007 and 2006, PSNH's two largest MGP sites comprise approximately 94 percent and 91 percent, respectively, of the total MGP environmental liability.

For two MGP sites that are included in the company's liability for environmental costs, the information known and nature of the remediation options at those sites allow the company to estimate the range of losses for environmental costs.  At December 31, 2007, $0.8 million had been accrued as a liability for these sites, which represents management’s best estimate of the liability for environmental costs.  This amount differs from an estimated range of loss from zero to $4.3 million.  For the 15 remaining sites included in the environmental reserve, determining an estimated range of loss is not possible at this time.

CERCLA Matters:  The federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA) and its amendments or state equivalents impose joint and several strict liabilities, regardless of fault, upon generators of hazardous substances resulting in removal and remediation costs and environmental damages.  Liabilities under these laws can be material and in some instances may be imposed without regard to fault or for past acts that may have been lawful at the time they occurred.  Of the 17 sites, three are superfund sites under CERCLA for which PSNH has been notified that it is a potentially responsible party but for which the site assessment and remediation are not being managed by PSNH.  At December 31, 2007, a liability of $0.3 million accrued on these sites represents PSNH’s estimates of its potential remediation costs with respect to these three superfund sites.

It is possible that new information or future developments could require a reassessment of the potential exposure to related environmental matters.  As this information becomes available, management will continue to assess the potential exposure and adjust the reserves accordingly.

Environmental Rate Recovery:  PSNH has a rate recovery mechanism for environmental costs.

B.

Long-Term Contractual Arrangements

Estimated Future Annual Costs:  The estimated future annual costs of PSNH’s significant long-term contractual arrangements at December 31, 2007 are as follows:

(Millions of Dollars)	2008	2009	2010	2011	2012	Thereafter	Totals
VYNPC	$7.0	$7.6	$7.3	$7.5	$1.8	$-	$31.2
Electricity procurement obligations	52.6	55.4	56.0	33.6	32.5	199.4	429.5
Wood, coal and transportation contracts	132.2	88.7	83.5	73.9	47.4	-	425.7
PNGTS pipeline commitments	2.0	2.0	2.0	2.0	2.0	9.9	19.9
Hydro-Quebec	6.6	6.5	6.5	6.6	6.6	52.7	85.5
Transmission segment project commitments	49.0	-	-	-	-	-	49.0
Yankee Companies billings	5.6	4.0	4.1	3.0	3.1	8.4	28.2
Generation segment project commitments	11.8	9.0	5.0	4.0	2.0	1.0	32.8
Totals	$266.8	$173.2	$164.4	$130.6	$95.4	$271.4	$1,101.8

VYNPC:  PSNH has a commitment to buy approximately 4 percent of the Vermont Yankee Nuclear Power Corporation (VYNPC) plant’s output through March of 2012 at a range of fixed prices.  The total cost of purchases under contracts with VYNPC amounted to $6.4 million in 2007, $8.1 million in 2006 and $6.4 million in 2005.

Electricity Procurement Obligations:  PSNH has entered into various IPP contracts that extend through 2023 for the purchase of electricity.  The total cost of purchases and obligations under these contracts amounted to $72.9 million in 2007, $123.6 million in 2006 and $125.3 million in 2005.  The majority of the contracts expire by 2018.

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

Hydro-Quebec:  Along with other New England utilities, PSNH has entered into an agreement to support transmission and terminal facilities which were built to import electricity from the Hydro-Quebec system in Canada.  PSNH is obligated to pay, over a 30-year period ending in 2020, its proportionate share of the annual O&M expenses and capital costs of those facilities.  The total cost of this agreement amounted to $5.8 million in 2007, $6.4 million in 2006 and $6.6 million in 2005.

Transmission Segment Project Commitments:  These amounts represent commitments for various services and materials associated with PSNH's transmission projects.

Yankee Companies Billings:  PSNH has significant decommissioning and plant closure cost obligations to the Yankee Companies.  Each Yankee Company has completed the physical decommissioning of its facility and is now engaged in the long-term storage of its spent fuel.  The Yankee Companies collect decommissioning and closure costs through wholesale, FERC-approved rates charged under power purchase agreements with several New England utilities, including PSNH.  PSNH in turn recovers these costs from its customers through NHPUC-approved retail rates.  The table of estimated future annual costs includes the estimated decommissioning and closure costs for CYAPC, MYAPC and YAEC.

See Note 5C, "Commitments and Contingencies - Deferred Contractual Obligations," to the consolidated financial statements for information regarding the collection of the Yankee Companies' decommissioning costs.

Generation Segment Project Commitments:  These amounts represent commitments for engineering and program management services associated with PSNH's coal-fired 440 megawatt Merrimack Station clean air project, which also includes the addition of a wet scrubber to reduce mercury and sulfur dioxide emissions at Merrimack Station Units 1 and 2.  The total cost under these contracts amounted to $1.9 million in 2007 and $0.9 million in 2006.

C.

Deferred Contractual Obligations

PSNH has significant decommissioning and plant closure cost obligations to the Yankee Companies, which have completed the physical decommissioning of all three of their facilities and are now engaged in the long-term storage of their spent fuel.  The Yankee Companies collect decommissioning and closure costs through wholesale, FERC-approved rates charged under power purchase agreements with several New England utilities, including PSNH.  PSNH in turn recovers these costs through NHPUC-approved retail rates.  PSNH’s ownership interest in the Yankee Companies at December 31, 2007 is 5 percent of CYAPC, 7 percent of YAEC and 5 percent of MYAPC.

PSNH’s percentage share of the obligation to support the Yankee Companies under FERC-approved rate tariffs is the same as the ownership percentages above.

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

YAEC:  On July 31, 2006, the FERC approved a settlement agreement with the DPUC, the Massachusetts Attorney General and the Vermont Department of Public Service previously filed by YAEC.  This settlement agreement did not materially affect the level of 2006 charges.  Under the settlement agreement, YAEC agreed to revise its November 2005 decommissioning cost increase from $85 million to $79 million.  Other terms of the settlement agreement include extending the collection period for charges through December 2014, reconciling and adjusting future charges based on actual decontamination and decommissioning expenses.  PSNH has recovered its share of these costs from its customers.

MYAPC:  MYAPC is collecting revenues from PSNH and other owners that are adequate to recover the remaining cost of decommissioning its plant.  PSNH has recovered its share of these costs from its customers.

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

In December of 2006, the DOE appealed the ruling, and the Yankee Companies filed a cross-appeal.  The refund to PSNH of any damages that may be recovered from the DOE will be realized through the Yankee Companies' FERC-approved rate settlement agreements, subject to final determination of the FERC.  The appeal is expected to be argued in 2008 with a decision from the Court of Appeals to follow.

PSNH's aggregate share of these damages is $7.8 million.  PSNH cannot at this time determine the timing or amount of any ultimate recovery from the DOE, through the Yankee Companies, on this matter.  However, PSNH does believe that any net settlement proceeds it receives would be incorporated into FERC-approved recoveries, which would be passed on to its customers, through reduced charges.

D.

Guarantees

NU provides credit assurances on behalf of subsidiaries, including PSNH, in the form of guarantees and letters of credit (LOCs) in the normal course of business.  At December 31, 2007, the maximum level of exposure in accordance with FIN 45, "Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," under guarantees by NU on behalf of PSNH totaled $3.5 million.  A majority of these guarantees do not have established expiration dates, and some guarantees have unlimited exposure to commodity price movements.  Additionally, NU had $19 million of LOCs issued on behalf of PSNH at December 31, 2007.  PSNH has no guarantees of the performance of third parties.

Many of the underlying contracts that NU guarantees, as well as certain surety bonds, contain credit ratings triggers that would require NU to post collateral in the event that NU’s credit ratings are downgraded below investment grade.

E.

Transmission Rate Matters and FERC Regulatory Issues

As a result of an order issued by the FERC on October 31, 2006 relating to incentives on new transmission facilities in New England (FERC ROE decision), PSNH recorded an estimated regulatory liability for refunds of $5 million as of December 31, 2006.  In 2007, PSNH completed the customer refunds that were calculated in accordance with the compliance filing required by the FERC ROE decision and refunded approximately $4.5 million to regional, local and localized transmission customers.  The $0.5 million positive pre-tax difference ($0.3 million after-tax) between the estimated regulatory liability recorded and the actual amount refunded was recognized in earnings in 2007.

Pursuant to the October 31, 2006 FERC ROE decision, the New England transmission owners submitted a compliance filing that calculated the refund amounts for transmission customers for the February 1, 2005 to October 31, 2006 time period.  Subsequently, on July 26, 2007, the FERC disagreed with the ROEs the transmission owners used in their refund calculations for the 15-month period between June 3, 2005 and September 3, 2006, rejected a portion of the compliance filing, and required another compliance filing within 30 days.  On August 27, 2007, NU, on behalf of PSNH, and the other New England transmission owners submitted a revised compliance filing, which outlined the regional refund process to comply with the FERC’s July 26, 2007 order.  In addition, the transmission owners filed a request for rehearing claiming that the FERC improperly set the floor for refunds based on the lower rates that the FERC approved in its October 31, 2006 order, rather than the last approved rates, for the period from June 3, 2005 to September 3, 2006.  The FERC denied this request on January 17, 2008, and the transmission owners have until March 17, 2008 to appeal, if they so choose.

PSNH’s transmission segment refunded approximately $0.4 million of revenues and interest related to the July 26, 2007 order (approximately $0.3 million after-tax), which was recorded in 2007.  PSNH’s distribution segment received approximately $0.4 million of revenues and interest related to the July 26, 2007 order (approximately $0.3 million after-tax), which was recorded in 2007.

F.

Other Litigation and Legal Proceedings

PSNH is involved in other legal, tax and regulatory proceedings regarding matters arising in the ordinary course of business, some of which involve management’s best estimate of probable loss as defined by SFAS No. 5.  The company records and discloses losses when these losses are probable and reasonably estimable in accordance with SFAS No. 5, discloses matters when losses are probable but not estimable, and expenses legal costs related to the defense of loss contingencies as incurred.

6.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each of the following financial instruments:

Cash and Special Deposits:  The carrying amounts approximate fair value due to the short-term nature of these cash items.

Long-Term Debt and Rate Reduction Bonds:  The fair value of PSNH’s fixed-rate securities is based upon quoted market prices for those issues or similar issues.  Adjustable rate securities are assumed to have a fair value equal to their carrying value.  The carrying amounts of PSNH’s financial instruments and the estimated fair values are as follows:

	At December 31, 2007
(Millions of Dollars)	Carrying Amount	Fair Value
Long-term debt -
First mortgage bonds	$170.0	$164.6
Other long-term debt	407.3	420.6
Rate reduction bonds	282.0	297.3

	At December 31, 2006
(Millions of Dollars)	Carrying Amount	Fair Value
Long-term debt -
First mortgage bonds	$100.0	$96.4
Other long-term debt	407.3	421.7
Rate reduction bonds	333.8	347.9

Other Financial Instruments:  The carrying value of other financial instruments included in current assets and current liabilities approximates their fair value due to the short-term nature of these instruments.

7.

Leases

PSNH has entered into lease agreements, some of which are capital leases, for the use of data processing and office equipment, vehicles, and office space.  In addition, PSNH incurs costs associated with leases entered into by NUSCO and Rocky River Realty.  These costs are included below in operating lease payments charged to expense and amounts capitalized as well as future operating lease payments for 2008 through 2012 and thereafter.  The provisions of these lease agreements generally contain renewal options.  Certain lease agreements contain contingent lease payments.  The contingent lease payments are based on various factors, such as the commercial paper rate plus a credit spread or the consumer price index.

Capital lease rental payments were $0.4 million in 2007, 2006 and 2005.  Interest included in capital lease rental payments was $0.2 million in 2007, 2006 and 2005.  Capital lease asset amortization was $0.2 million in 2007, 2006 and 2005.

Operating lease rental payments charged to expense were $3.5 million in 2007, and $4.1 million in both 2006 and 2005.  The capitalized portion of operating lease payments was approximately $2 million, $1.9 million and $1.8 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Future minimum rental payments excluding executory costs, such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable leases, at December 31, 2007 are as follows:

(Millions of Dollars)	Capital Leases	Operating Leases
2008	$0.3	$6.0
2009	0.1	5.2
2010	0.1	4.4
2011	0.2	3.5
2012	0.2	2.6
Thereafter	0.6	8.2
Future minimum lease payments	1.5	$29.9
Less amount representing interest	(0.4)
Present value of future minimum lease payments	$1.1

8.

Dividend Restrictions

The Federal Power Act limits the payment of dividends by PSNH to its retained earnings balance and PSNH is required to reserve an additional amount under its FERC hydroelectric license conditions.  In addition, certain state statutes may impose additional limitations on PSNH.  PSNH also has a revolving credit agreement that imposes a leverage restriction tied to its ratio of consolidated total debt to total capitalization.  Approximately $11 million of PSNH's retained earnings is subject to restriction under its FERC hydroelectric license conditions.

9.

Accumulated Other Comprehensive Income

The accumulated balance for each other comprehensive income/(loss), net of tax, item is as follows:

(Millions of Dollars)	December 31, 2006	Current Period Change	December 31, 2007
Qualified cash flow hedging instruments	$-	$0.6	$0.6
Unrealized gains on securities	0.2	-	0.2
Accumulated other comprehensive income	$0.2	$0.6	$0.8

(Millions of Dollars)	December 31, 2005	Current Period Change	December 31, 2006
Unrealized gains on securities	$0.2	$-	$0.2
Minimum SERP liability	(0.1)	0.1	-
Accumulated other comprehensive income	$0.1	$0.1	$0.2

The changes in the components of other comprehensive income/(loss) are reported net of the following income tax effects:

(Millions of Dollars)	2007	2006	2005
Qualified cash flow hedging instruments	$0.4	$-	$-
Minimum SERP liability	-	-	(0.1)
Accumulated other comprehensive income/(loss)	$0.4	$-	$(0.1)

The unrealized gains on securities above relate to $4 million and $3.8 million of SERP securities at December 31, 2007 and 2006, respectively.  The fair value of these securities is included in prepayments and other on the accompanying consolidated balance sheets.

Fair value adjustments included in accumulated other comprehensive income for PSNH's qualified cash flow hedging instruments are as follows:

At December 31,
(Millions of Dollars, Net of Tax)	2007
Balance at beginning of year	$-
Cash flow transactions entered into for the period	0.6
Total fair value adjustments included in accumulated other comprehensive income	$0.6

In December of 2007, PSNH entered into a forward interest rate swap agreement associated with its planned 2008 long-term debt issuance.  As a result, $0.6 million, net of tax, was recorded in accumulated other comprehensive income with a corresponding pre-tax offset to derivative assets for the fair value of the derivative instrument as of December 31, 2007.  For further information, see Note 3, "Derivative Instruments," to the consolidated financial statements.

Management cannot estimate the amount that will be reclassified from accumulated other comprehensive income to earnings over the next 12 months as it will be impacted by the settlement of the forward interest rate swap agreement.

10.

Long-Term Debt

Details of long-term debt outstanding are as follows:

	At December 31,
	2007	2006
	(Millions of Dollars)
First Mortgage Bonds:
5.25% Series L, due 2014	$50.0	$50.0
5.60% Series M, due 2035	50.0	50.0
6.15% Series N, due 2017	70.0	-
Total First Mortgage Bonds	$170.0	$100.0
Pollution Control Revenue Bonds:
6.00% Tax-Exempt, Series D, due 2021	75.0	75.0
6.00% Tax-Exempt, Series E, due 2021	44.8	44.8
Adjustable Rate, Series A, due 2021	89.3	89.3
4.75% Tax-Exempt, Series B, due 2021	89.3	89.3
5.45% Tax-Exempt, Series C, due 2021	108.9	108.9
Total Pollution Control Revenue Bonds	$407.3	$407.3
Less amounts due within a year	-	-
Unamortized premiums and discounts, net	(0.3)	(0.2)
Long-term debt	$577.0	$507.1

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

On September 24, 2007, PSNH issued $70 million of first mortgage bonds with a coupon rate of 6.15 percent and a maturity date of September 1, 2017.  The proceeds were used to refinance the company's short-term borrowings, which were previously incurred to fund transmission and distribution capital expenditures.

Essentially all utility plant of PSNH is subject to the liens of the company's first mortgage bond indenture.

PSNH has $89.3 million of MBIA-insured tax-exempt Pollution Control Revenue Bonds (PCRBs) that are remarketed in an auction rate mode every 35 days.

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

11.

Segment Information

Segment information related to the distribution (including generation) and transmission segments for PSNH for the years ended December 31, 2007, 2006 and 2005 is as follows:

	For the Year Ended December 31, 2007
(Millions of Dollars)	Distribution (1)	Transmission	Totals
Operating revenues (2)	$1,036.5	$46.6	$1,083.1
Depreciation and amortization	(107.3)	(5.8)	(113.1)
Other operating expenses	(832.3)	(20.9)	(853.2)
Operating income	96.9	19.9	116.8
Interest expense, net of AFUDC	(42.0)	(4.3)	(46.3)
Interest income	1.5	0.6	2.1
Other income, net	3.5	1.1	4.6
Income tax expense	(16.2)	(6.6)	(22.8)
Net income	$43.7	$10.7	$54.4
Total assets (3)	$2,107.0	$-	$2,107.0
Cash flows for total investments in plant (4)	$100.1	$67.6	$167.7

	For the Year Ended December 31, 2006
(Millions of Dollars)	Distribution (1)	Transmission	Totals
Operating revenues (2)	$1,100.1	$40.8	$1,140.9
Depreciation and amortization	(147.1)	(5.2)	(152.3)
Other operating expenses	(856.2)	(19.5)	(875.7)
Operating income	96.8	16.1	112.9
Interest expense, net of AFUDC	(42.4)	(3.3)	(45.7)
Interest income	1.1	-	1.1
Other income, net	5.7	0.5	6.2
Income tax expense	(34.2)	(5.0)	(39.2)
Net income	$27.0	$8.3	$35.3
Total assets (3)	$2,071.3	$-	$2,071.3
Cash flows for total investments in plant (4)	$92.3	$34.4	$126.7

	For the Year Ended December 31, 2005
(Millions of Dollars)	Distribution (1)	Transmission	Totals
Operating revenues (2)	$1,091.9	$36.5	$1,128.4
Depreciation and amortization	(233.7)	(4.3)	(238.0)
Other operating expenses	(778.0)	(17.4)	(795.4)
Operating income	80.2	14.8	95.0
Interest expense, net of AFUDC	(43.9)	(2.4)	(46.3)
Interest income	0.3	0.1	0.4
Other income/(loss), net	5.1	(0.3)	4.8
Income tax expense	(7.8)	(4.4)	(12.2)
Net income	$33.9	$7.8	$41.7
Cash flows for total investments in plant (4)	$131.9	$26.9	$158.8

(1)

Includes generation activities.

(2)

PSNH revenues are primarily derived from residential, commercial and industrial customers and are not dependent on any single customer.

(3)

Information for segmenting total assets between distribution and transmission is not available at December 31, 2007 and 2006.  The distribution and transmission assets are disclosed in the distribution columns above.

(4)

Cash flows for total investment in plant included in the segment information above are cash capital expenditures that do not include amounts incurred but not paid, cost of removal, AFUDC, and the capitalized portion of pension expense or income.

Consolidated Quarterly Financial Data (Unaudited)
	Quarter Ended
(Thousands of Dollars)	March 31,	June 30,	September 30,	December 31,
2007
Operating Revenues	$277,096	$250,233	$284,326	$271,417
Operating Income	24,077	31,568	32,666	28,520
Net Income	9,967	15,245	13,016	16,206

2006
Operating Revenues	$315,316	$294,638	$265,779	$265,167
Operating Income	20,001	41,264	28,066	23,554
Net Income	5,132	14,904	7,890	7,397

Selected Consolidated Financial Data (Unaudited)
(Thousands of Dollars)	2007	2006	2005	2004	2003
Operating Revenues	$1,083,072	$1,140,900	$1,128,427	$968,749	$888,186
Net Income	54,434	35,323	41,739	46,641	45,624
Cash Dividends on Common Stock	30,720	41,741	42,383	27,186	16,800
Property, Plant and Equipment, net (a)	1,388,405	1,242,378	1,155,423	1,031,703	925,592
Total Assets	2,106,969	2,071,276	2,294,583	2,205,374	2,171,181
Rate Reduction Bonds	282,018	333,831	382,692	428,769	472,222
Long-Term Debt (b)	576,997	507,099	507,086	457,190	407,285
Obligations Under Capital Leases (b)	1,141	1,356	498	712	986

(a)

Amount includes construction work in progress.

(b)

Includes portions due within one year, but excludes rate reduction bonds.

Selected Consolidated Sales Statistics (Unaudited)
	2007	2006	2005	2004	2003
Revenues: (Thousands)
Residential	$457,616	$467,517	$450,230	$384,667	$351,622
Commercial	413,196	439,828	423,884	361,603	318,081
Industrial	156,258	166,132	190,299	175,921	159,560
Other Utilities	25,030	52,255	34,688	19,712	38,622
Streetlighting and Railroads	6,018	5,729	5,685	5,297	4,801
Miscellaneous	24,954	9,439	23,641	21,549	15,500
Total	$1,083,072	$1,140,900	$1,128,427	$968,749	$888,186
Sales: (KWH - Millions)
Residential	3,176	3,087	3,162	3,015	2,944
Commercial	3,403	3,342	3,342	3,235	3,100
Industrial	1,528	1,582	1,612	1,716	1,684
Other Utilities	105	985	501	242	674
Streetlighting and Railroads	24	23	24	25	23
Total	8,236	9,019	8,641	8,233	8,425
Customers: (Average)
Residential	417,420	413,980	408,959	403,088	388,133
Commercial	70,341	69,528	68,232	66,572	63,324
Industrial	2,770	2,761	2,768	2,783	2,758
Other	602	592	600	572	554
Total	491,133	486,861	480,559	473,015	454,769